Form 20-F
period 1997-11-30
STOLT NIELSEN S A
filed 1998-05-28
CIK 831980

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1997
                         COMMISSION FILE NUMBER 0-16977

                            ------------------------

                               STOLT-NIELSEN S.A.
             (Exact name of Registrant as specified in its charter)

                                   LUXEMBOURG
                (Jurisdiction of incorporation or organization)

                           C/O STOLT-NIELSEN LIMITED
                                 ALDWYCH HOUSE
                                 71-91 ALDWYCH
                            LONDON WC2B 4HN, ENGLAND
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                          Common Shares, no par value

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:
                                      None

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

Common Shares, no par value:....................................  29,595,545*
Class B Shares, no par value:...................................  25,325,641*
Founder's Shares, no par value:.................................  7,799,362

------------------------

* The number of outstanding Common Shares excludes 1,601,905 Common Shares owned by a subsidiary. The number of outstanding Class B Shares excludes 5,607,605 Class B Shares owned by a subsidiary.

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes /X/ No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                      PAGE
                                                                                                                      -----
PART I...........................................................................................................           1
           Item 1.     Description of Business...................................................................           1
                        General..................................................................................           1
                        Overview and History.....................................................................           1
                        Strategy.................................................................................           2
                        Businesses...............................................................................           3
                        Regulation...............................................................................           9
                        Competition..............................................................................          13
                        Other Matters............................................................................          13
           Item 2.     Description of Property...................................................................          15
                        Parcel Tanker Fleet......................................................................          15
                        Fleet of Subsea Services Business........................................................          19
                        Other Properties.........................................................................          20
           Item 3.     Legal Proceedings.........................................................................          20
           Item 4.     Control of Registrant.....................................................................          21
           Item 5.     Nature of Trading Market..................................................................          21
           Item 6.     Exchange Controls and Other Limitations Affecting Security Holders........................          22
                        Exchange Controls........................................................................          22
                        Limitations Affecting Shareholders.......................................................          22
           Item 7.     Taxation..................................................................................          23
                        U.S. Taxation............................................................................          23
                        Luxembourg Taxation......................................................................          24
           Item 8.     Selected Financial Data...................................................................          24
                        Dividends................................................................................          24
           Item 9.     Management's Discussion and Analysis of Results of Operations and Financial Condition.....          24
                        Recent Developments......................................................................          24
                        Impact of the Asia Pacific Economic Situation............................................          25
                        Year 2000 Issue..........................................................................          25
                        Forward-Looking Statements...............................................................          25
                        Factors Affecting Revenues and Costs.....................................................          26
           Item 10.    Directors and Officers of Registrant......................................................          34
           Item 11.    Compensation of Directors and Officers....................................................          35
           Item 12.    Options to Purchase Securities from Registrant or Subsidiaries............................          36
           Item 13.    Interest of Management in Certain Transactions............................................          37

PART III.........................................................................................................          37
           Item 15.    Defaults Upon Senior Securities...........................................................          37
           Item 16.    Changes in Securities and Changes in Security for Registered Securities...................          37

PART IV..........................................................................................................          38
           Item 17.    Financial Statements......................................................................          38
           Item 18.    Financial Statements......................................................................          38
           Item 19.    Financial Statements and Exhibits.........................................................          38

------------------------

Note: Omitted items are inapplicable.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt-Nielsen S.A. ("Stolt") is a holding company which, through its subsidiaries, is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids; subsea services covering all phases of offshore oil and gas operations from exploration to decommissioning; and aquaculture, the production, marketing and distribution of farmed fish. In this Report, "Company" or "Group" refers to Stolt and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years involve the fiscal year ended November 30.

OVERVIEW AND HISTORY

    The Company is engaged in three businesses: transportation services, subsea services, and seafood.

    The Company's transportation services business is carried out through the Stolt-Nielsen Transportation Group ("SNTG") which represented 61% of the Company's 1997 net operating revenue, 69% of 1997 recurring income from operations, and 73% of total assets as of November 30, 1997. SNTG is the world's leading provider of transportation services for bulk liquid chemicals, edible oils, acids and other specialty liquids. SNTG, through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services, provides integrated transportation solutions for its customers on a worldwide basis.

    SNTG is the largest operator of parcel tankers in the world. SNTG has been a pioneer in the parcel tanker industry which derives its name from the Group's first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI has subsequently changed its name to Stolt Parcel Tankers Inc. ("SPTI").

    SNTG is also one of the largest operators in the tank container market, currently operating or leasing approximately 13,214 tank containers. These are primarily operated for door-to-door shipments. The Company entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, the Company steadily expanded its tank container fleet through the purchase or lease of newly manufactured tank containers and through acquisitions.

    In addition, SNTG operates four bulk liquid storage terminals with a total capacity of 4.80 million barrels. These terminals are integrated with SNTG's tanker operations and serve as hubs for its regional tanker and rail- and road-based services to provide door-to-door transportation. The Company also has a joint venture for a terminal in Malaysia and has recently announced plans to acquire a joint venture interest in a company with three terminals in China.

    Subsea services is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company currently holds a 43% economic interest and a 60% voting interest. SCS is among the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS was formed by the Company through the acquisitions of Stolt-Nielsen Seaway A/S ("Seaway") in March 1992 and Comex Services S.A. ("Comex") in June 1992. Seaway was founded by Jacob Stolt-Nielsen, Jr., the Company's Chairman, in 1973 to provide services for offshore oil and gas exploration and production in the North Sea. Comex, which was founded in 1961, was a leading worldwide underwater services contractor with a strong presence in major offshore markets outside the U.S. SCS completed an initial public offering in May 1993 and secondary offerings in March and November 1997. With effect from January 9, 1998, SCS completed a two-for-one stock split which was effected by means of a stock dividend distribution.

    Stolt Sea Farm, wholly-owned by Stolt, produces, processes and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon and caviar. The predecessor of Stolt Sea Farm was founded by Jacob Stolt-Nielsen, Jr. in 1972 and acquired by the Company in late 1991.

    Stolt was incorporated in Luxembourg in 1974 as the holding company for all of the Group's activities. Stolt's registered office is located at 37, rue Notre-Dame, L-2260 Luxembourg and it is registered at the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B 12179". Stolt's principal executive offices are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number 44-171-611-8960.

    Stolt is a publicly-traded company listed on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") and the Oslo and London Stock Exchanges.

    The Company has 54 offices and facilities in 22 countries. The Company employs approximately 6,500 persons worldwide.

STRATEGY

    The Company pursues a strategy of seeking to provide sophisticated industrial services to customers in niche markets which demand complex technology. The Company aims to operate in global markets where it is, or believes it can become, the market leader. The Company's investment philosophy is long-term focused.

    SNTG's strategy is to become the total transportation logistics supplier for the majority of its client base providing an integrated package of services including global transportation and storage, tracking of transportation and inventory, electronic communications of transactions, and supply chain management. SNTG is developing or expanding its capabilities in all of these areas.

    The demand for chemical transportation services varies with patterns of industrial growth and world trade. Historically, such demand has grown at a greater rate than world trade, which itself has grown faster than industrial production.

    In response to economic pressures and to improve profitability, many chemical companies have downsized and outsourced their logistics functions. This gives SNTG the opportunity to provide these companies with solutions for this important aspect of their global strategies and international marketing. To better integrate its services and logistics with its customers, SNTG has developed advanced information systems.

    SNTG is also pursuing a strategy of developing supplier partnerships and long-term contracts with its customers to cover their chemical transportation requirements. Management believes these arrangements can benefit and add value for both the customer and SNTG. With long-term relationships, SNTG can develop a better understanding of its customers' needs. Customers are better assured of supply and SNTG is better assured of demand for its services.

    In 1994, SNTG embarked upon a newbuilding program of 25 new ships designed to meet increasing demand for its transportation services and to replace the first generation of purpose-built parcel tankers, which were built in the early to mid 1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase operational efficiency, reduce operating costs and be environmentally safer than previous generations of parcel tankers.

    SNTG's tank container operations provide transportation services for many of the same type of bulk liquids that are carried in parcel tankers, although tank containers transport smaller lots. Generally, parcel tankers are more economical for lots greater than 150 metric tons, whereas tank containers are more economical for smaller lots. A major trend in the tank container business is the conversion from transportation of liquids in drums to tank containers. The transportation of liquids in tank containers provides a cleaner, safer and more economical means of transportation than transportation by drums. It is SNTG's intention to continue to expand its presence in this growing business in response to the needs of its customers, and to continue to provide an important link in the Company's transportation service chain. By using tank containers, SNTG is able to offer door-to-door, just-in-time deliveries. In developing countries in the Asia Pacific region where there is little supporting infrastructure for tank containers, SNTG has been a pioneer in developing cleaning and maintenance facilities. SNTG established Stolt Intermodal Services Inc., which integrates tank containers into the domestic transportation of bulk liquids in the North American trade, including Alaska, Canada and Mexico.

    SNTG's terminal operations support its parcel tanker operations by enabling quicker turnaround of the tankers when in port. They also provide hubs for servicing SNTG's customers by integrating storage with sea and land transportation by parcel tanker, rail and road. It is SNTG's strategy to take advantage of existing infrastructure and to make selective investments to increase the capacity of its existing terminal facilities, as well as to look for new opportunities on a worldwide basis which will support the strategic objectives of expanding its network of services and improving operational efficiency through faster parcel tanker turnaround and the integration of transportation services.

    SCS's strategy is to enhance its position as a leading full-service subsea contractor providing technologically advanced and cost effective life-of-field subsea services to its customers. The Company has consistently expanded and upgraded its fleet in order to provide cost effective solutions to its customers and to enable the development of offshore fields that otherwise might not be commercially viable. Between 1993 and March 31, 1998, the Company invested $251.1 million in new technology and equipment, with an additional $90.0 million committed or planned for the remainder of 1998. These investments include (i) the acquisition and completion of the newly constructed SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship; (ii) the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles; (iii) the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship; (iv) the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship; (v) the acquisition of the SEAWAY HAWK, a temperate climate construction ship for the Middle East and the Gulf of Mexico; and (vi) continuous investment in new remotely operated vehicle ("ROV") technology.

    SCS is one of three major subsea services contractors that operate on a worldwide basis. SCS intends to maintain its market position in the North Sea, which is the world's largest market for subsea services, and build upon its expertise developed in this difficult operating environment to expand in other major international markets where the use of subsea technology is increasing as oil exploration and development moves into deeper waters. As part of its strategy to further expand its business in international markets, SCS has acquired and adapted the SEAWAY EAGLE for deepwater field developments in the Asia Pacific region and West Africa, which lack the logistical support infrastructure available in the North Sea. This geographical expansion is expected to improve the utilization of SCS's ships and reduce seasonal fluctuations in its earnings. Other ship acquisitions in 1997 were the SEAWAY HAWK and the DISCOVERY which was acquired as part of an asset swap with SubSea Offshore.

    The Company's strategy in the Seafood business is to focus on its core products of Atlantic salmon, salmon trout, turbot, halibut, sturgeon and caviar, to continue to seek to reduce its costs, to develop sales for other producers, to develop a global marketing and distribution organization and to shift production further down the value-chain towards more high value added retail products.

BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of the businesses for the year ended November 30, 1997:

                                             NET OPERATING REVENUE   INCOME FROM OPERATIONS   IDENTIFIABLE ASSETS
                                             ----------------------  ----------------------  ----------------------
                                                                         (IN MILLIONS)
TRANSPORTATION SERVICES:
  Tankers..................................  $     665          44%  $      95          57%  $   1,350          56%
  Tank Containers..........................        219          14%         36          22%        214           9%
  Terminals................................         47           3%         (9)*         (5)%       185          8%
SUBSEA SERVICES............................        431          28%         55*         33%        457          19%
SEAFOOD....................................        164          11%        (11)*         (7)%       197          8%
                                             ---------         ---   ---------         ---   ---------         ---
    Total..................................  $   1,526         100%  $     166        100%   $   2,403         100%
                                             ---------         ---   ---------         ---   ---------         ---
                                             ---------         ---   ---------         ---   ---------         ---

------------------------

* Includes non-recurring write down of certain assets as follows: Terminals $11.6 million, Subsea Services $4.2 million, and Seafood $12.3 million.

GEOGRAPHIC DISTRIBUTION

    The following table sets out net operating revenue in the major geographical areas of the world for the Company's three businesses for each of the periods indicated. For Transportation Services, net operating revenue is allocated on the basis of the geographical area where cargo is loaded or handled.

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                            (IN MILLIONS)
TRANSPORTATION SERVICES:
Tankers:
  North America..................................................  $     329  $     310  $     301
  Europe.........................................................        160        154        140
  Asia...........................................................        165        155        181
  Other areas and miscellaneous revenue..........................         75         86         75
  Less: Commissions, sublet costs, transshipment and barging
    expenses.....................................................        (64)       (49)       (43)
                                                                   ---------  ---------  ---------
                                                                         665        656        654
                                                                   ---------  ---------  ---------
Tank Containers:
  North America..................................................         81         66         51
  Europe.........................................................         68         55         49
  Asia...........................................................         57         53         52
  South America and other........................................         13         12          9
                                                                   ---------  ---------  ---------
                                                                         219        186        161
                                                                   ---------  ---------  ---------
Terminals:
  North America..................................................         42         46         44
  South America..................................................          5          3          5
                                                                   ---------  ---------  ---------
                                                                          47         49         49
                                                                   ---------  ---------  ---------
SUBSEA SERVICES:
  Europe.........................................................        339        217        264
  Asia...........................................................         40         39         35
  South America and other........................................         52         57         28
                                                                   ---------  ---------  ---------
                                                                         431        313        327
                                                                   ---------  ---------  ---------
SEAFOOD:
  North America..................................................         62         59         48
  Europe.........................................................         54         72         61
  Asia and other.................................................         48         16          9
                                                                   ---------  ---------  ---------
                                                                         164        147        118
                                                                   ---------  ---------  ---------
    Total........................................................  $   1,526  $   1,351  $   1,309
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

TRANSPORTATION SERVICES

    The Company's Transportation Services business, carried out by SNTG, is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids. These products are carried on worldwide seaborne trade routes for the producers, refiners and distributors of such products, as well as for trading, end-manufacturing and industrial companies. Several of SNTG's largest customers are among the world's major chemical companies. Parcel tankers and tank containers carry similar products with parcel tankers used to transport lots greater than 150 metric tons, while tank containers are typically more economical for the transportation of smaller lots. SNTG's terminal operations facilitate the turnaround of its parcel tankers. The different operations of SNTG share many of the same customers and employ many of the same chemical handling and cleaning technologies. While the parcel tanker operations remain SNTG's single largest activity, the expansion of its tank container operations and storage and distribution services has increasingly enabled SNTG to provide an integrated solution for its customers' transportation requirements. SNTG offers fully integrated transport and logistic services including intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, rail and storage. Over the last several years, SNTG has entered into strategic alliances and supplier partnership agreements with major customers. Under these arrangements, SNTG is the preferred or exclusive supplier of applicable transportation and storage services to the customer worldwide. These agreements cover approximately 26% of the total revenue of SNTG, a percentage that has more than quintupled since 1992.

TRANSPORTATION SERVICES--TANKER OPERATIONS

    SNTG is the largest operator of parcel tankers in the world. As of March 31, 1998, SNTG marketed a fleet of 126 parcel tankers, product tankers and river tankers ranging in size from approximately 1,200 to 45,000 dwt (of which 68 were over 10,000 dwt) and totaling approximately 2.3 million dwt.

    The parcel tanker industry occupies a market niche in the worldwide tanker trade and represents only about 2.5% of the dwt of the international tanker fleet. Unlike crude oil tankers which generally load a full cargo at one port for one customer and discharge at one destination, parcel tankers, as the name implies, carry many cargoes (as many as 58 parcels) for many customers on the same voyage and load and discharge cargo at many ports. A parcel tanker may carry a wide range of bulk liquids shipped in parcels of several hundred to several thousand tons each.

    To facilitate handling of the diverse range of products carried by parcel tankers, the fleet is comprised of highly specialized ships. SNTG's sophisticated intercontinental parcel tankers will typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of the parcel tanker trade is reflected in newbuilding costs that are substantially higher than for equivalently-sized product tankers.

    SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These patterns result in high load factors, with ships seldom sailing without cargo.

    SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS"), a pooling arrangement among several shipowners for coordinated marketing, operating and administration of the fleet of parcel tankers trading under the Stolt Tankers name. It is managed by SPTI. This fleet currently is comprised of 70 parcel tankers totaling approximately 2.0 million dwt. Of these, SNTG owns 39 ships and time charters two ships for participation in the STJS.

    NYK Stolt Tankers, S.A. ("NYK", 50%-owned by the Company) owns five ships and time charters two ships, Rederi AB Sunship owns six ships and Hikawa Stolt Tankers Inc. (50%-owned by the Company) owns two ships. In November 1997, the Joint Service entered into a long-term pooling arrangement with the partners of Botany Bay Parcel Tankers International ("Botany Bay")--Barton Shipping, Bibby Line and Unicorn Tankers for nine ships, with seven ships currently trading in the STJS fleet and two due to start trading in the third quarter of 1998. The STJS currently has an additional seven tankers on time-charter through its agent Stolt Tankers Inc. ("STI").

    Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to seek to optimize its total results.

    STI, a Liberian corporation wholly owned by the Company, acting as agent for the STJS, enters into contracts with third parties on behalf of the STJS. The STJS ships are marketed by SNTG's professional chartering personnel worldwide using proprietary chartering and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. The size and structure of the STJS provides economies of scale in marketing and operations. The STJS promotes efficient fleet utilization and enhances SNTG's ability to provide a broader range of transportation services to its customers. Management believes that SNTG's ships operating in the STJS derive higher utilization, revenues and profitability than competitors operating outside a similar pooling arrangement.

    In 1996, SNTG formed Stolt General Product Tankers Inc. ("SGPTI"). Similar to the STJS, SGPTI is managed by SPTI and is an arrangement among ship owners and ship operators for the coordinated worldwide marketing, operating and administration of a fleet of general product tankers. These ships concentrate on full cargoes of clean petroleum products, crude vegetable oils, molasses and caustic soda.

    SGPTI is currently comprised of two participants, STI and NYK. Both participants time-charter ships for trading by SGPTI. Currently the fleet is comprised of four ships, totaling 0.2 million dwt, operating within the STJS. Of this total two ships are time-chartered by STI and two ships time-chartered by NYK. SNTG uses its presence in this market to improve the utilization of its parcel tanker fleet.

    SNTG also operates tankers in six regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers, as well as small tankers operated by the Stolt-Nielsen Inter Asia Services, are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Caribbean Service operates in the Caribbean Sea and Gulf of Mexico markets. The Stolt-Nielsen Inter Europe Service operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 32 inland tankers on the River Rhine and the adjacent Rotterdam Antwerp waterways. In 1997, the Company acquired the European barging activities of Hamburger Lloyd A.G. putting the Company in a leading position within the European inland chemical tanker market.

    SNTG manages all of its own ships and employs its own seafarers. It has secured International Standards Organization ("ISO") 9002 Certification for its chartering, operations and ship management activities worldwide.

    SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers, although occasionally third-party brokers are also used. SNTG's top ten tanker customers and top ten products both accounted for 32% of the total tanker revenue of SNTG in 1997.

    SNTG's tanker operations make extensive use of information systems for estimating voyages, scheduling cargo, stowing cargo, billing customers, tracking product handling and cleaning requirements and managing ships. These systems not only control and track the status of each cargo movement but also keep the customer informed through system-generated estimated time of arrival notices. SNTG's cargo stow system won the 1995 Windows World Open award for best Microsoft Windows system for distribution companies.

TRANSPORTATION SERVICES--TANK CONTAINER OPERATIONS

    The emergence of liquid tank containers as a means of transporting bulk liquids dates back to the early 1970s. Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames, with the same outside dimensions as 20 foot dry box containers. They carry 17,000 to 24,000 liters of bulk liquids (16 to 20 tons, depending upon the specific gravity of the product). This compares to the smallest compartment in a parcel tanker which carries approximately 100,000 liters of bulk liquid. Tank containers are fully intermodal and are transported on container ships, rail cars and trucks owned by others.

    Growth in this business has been broad based. As of March 31, 1998, SNTG controls a fleet of 13,214 tank containers of which approximately 9,758 are owned, and approximately 3,456 tank containers are leased in or managed for customers. This compares to a total controlled fleet of 12,800 tank containers at 30 November 1997.

    SNTG specializes in offering door-to-door tank container transportation services, making all transportation arrangements from origin to destination on behalf of the shipper. SNTG is the largest operator in the door-to-door business, deploying approximately 9,677 tank containers in all major worldwide markets. Management estimates that it has about 20% of the total door-to-door business. SNTG also operates a leasing division, which leases tank containers to shippers who wish to operate their own containers. This division employs approximately 2,997 units. In addition, approximately 540 tank containers are managed on behalf of customers.

    All of SNTG's tank containers are built and maintained to the standards of the International Maritime Organization ("IMO"), the ISO, the U.S. Department of Transportation and other governmental and private organizations. SNTG requires that all of its tank containers be constructed according to, and have valid certificates in accordance with, the International Convention for Safe Containers ("CSC"). SNTG conducts periodic inspections in conformity with CSC and IMO testing requirements.

    SNTG has established Stolt Intermodal Services Inc. ("SIS"), which moves tank containers via truck and rail in the North American domestic market, including Alaska, Canada and Mexico. SIS also operates a fleet of 318 leased railroad tank cars consisting of general-purpose low pressure and specialized high-pressure tank cars.

    The tank container business requires its own infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston and in the Asia Pacific region, SNTG has established its own facilities to ensure high standards of quality, reduce costs and speed market penetration. The facilities in Japan, China, Taiwan and Korea are operated through joint ventures.

    The business systems of SNTG's tank container operations have received ISO 9002 Certification. SNTG's Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track and bill for all tank container movements.

TRANSPORTATION SERVICES--TERMINAL OPERATIONS

    SNTG's tank terminals offer storage services and consolidate inland waterway and land transportation for more efficient operation and better customer service. SNTG owns and operates three tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately 4.80 million barrels of liquid storage. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils and other products, providing storage and handling services to SNTG's parcel tankers and for third parties.

    The following table contains information on terminal facilities that SNTG currently operates:

                                                                            YEAR       CAPACITY
STORAGE LOCATION                                                          ACQUIRED    (BARRELS)
-----------------------------------------------------------------------  -----------  ----------
Perth Amboy, New Jersey................................................        1983    2,258,000
Houston, Texas.........................................................        1982    1,547,500
Chicago, Illinois......................................................        1975      741,000
Santos, Brazil.........................................................        1982      255,000
                                                                                      ----------
      Total............................................................                4,801,500
                                                                                      ----------
                                                                                      ----------

    SNTG also has an arrangement with subsidiaries of Van Ommeren pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port. These terminals have a combined 9.37 million barrels of storage capacity. SNTG also has a 40% ownership in a terminal joint venture with the Bolton Group in Port Klang, Malaysia which currently has 161,648 barrels of capacity. In March 1998, SNTG announced its intent to acquire up to a 30% interest in Dovechem Terminal Holdings Ltd., a Singapore-based company with interests in terminalling, drum manufacture and chemical distribution in Southeast Asia and China. The initial arrangement covers terminals in Shenzen, Shanghai, and Qingdao in China and may be extended to terminals in Kuantan in Malaysia and Merak in Indonesia. These terminals will be marketed as part of SNTG's international logistic services.

    SNTG obtained ISO 9002 certification for its terminal business systems in Houston, Chicago, Perth Amboy and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

SUBSEA SERVICES

    SCS is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS is a leader in developing and applying innovative and cost efficient subsea techniques addressing the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. SCS operates in more than 20 countries in Europe, the Middle East, West Africa, Asia Pacific, South America and in the U.S. At March 31, 1998 and March 31, 1997, SCS's business backlog was approximately $734 million and $512 million, respectively.

    The services offered by SCS cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, SCS provides seabed survey and drilling support services. During the development phase, SCS provides, with alliance partners when appropriate, engineering design, component procurement and installation of subsea equipment, well control umbilicals, flowlines and production risers. During the production phase, which may continue for many years, SCS inspects, maintains and repairs platforms, pipelines, flowlines and subsea equipment. Following the production phase, SCS provides field decommissioning services including the removal of offshore structures and subsea equipment.

    SCS offers four principal product lines: (i) field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems; (ii) flowline lay provides installation of rigid and flexible flowlines, small-diameter pipelines and well control umbilicals; (iii) subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting and pipeline stabilization; and (iv) subsea services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance and repair.

    In addition to these main product lines, SCS offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates a heavy lift ship chartered from SCS's joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil.

    SCS operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of SCS's subsea activities are performed. SCS owns or charters a fleet consisting of four flexible flowline and umbilical lay ships, one rigid and flexible flowline lay ship, five construction ships, 59 ROVs, two survey ships and one marine construction support barge. In addition, a heavy lift ship is operated through SHL.

SEAFOOD

    Stolt Sea Farm concentrates on the production of Atlantic salmon, salmon trout, turbot, halibut, sturgeon and caviar by employing modern techniques in breeding, farming and processing to produce high quality seafood in controlled environments. It develops its production in clusters of farms designed to reduce production costs while maintaining high standards of husbandry. It is seeking to become a low cost producer and believes that this objective is now being achieved. Purchasers of the Company's seafood products include importers, smokehouses, restaurants, retail chains and other distributors in Europe, the U.S. and Asia Pacific. From Norway and Scotland the Company supplies the European market and exports to Japan and East Asia. The American market is supplied by production from Canada, Maine and Chile. These areas also export to the Japanese and East Asian markets.

    Atlantic salmon and salmon trout is sold fresh, frozen or in products further processed for the convenience of its customers. Stolt Sea Farm believes processed or value-added products will become increasingly important in the future as consumers increasingly turn to ready-packed seafood as they have in the case of chicken and meat products. The international turbot market is small with a wild catch of only 10,000 tons and farmed production of 3,000 tons. The Company also farms sturgeon in California designed to produce caviar in commercial quantities by the turn of the century.

REGULATION

    The Company's businesses are subject to international conventions and U.S. and other governmental regulations which strictly regulate various aspects of the Company's operations. In addition, the Company is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kinds of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. The Company has entered into such arrangements where necessary.

TRANSPORTATION SERVICES

    SNTG is subject to the international and national conventions and regulations which cover ocean shipping generally and the transport of chemicals and oil in bulk specifically. The major international conventions applicable to SNTG's operations include the International Convention on the Safety of Life at Sea; the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978, as amended ("MARPOL 73/78"); the International Convention on the Standards of Training, Certification and Watchkeeping of Seafarers; and the Convention on Civil Liability for Oil Pollution Damage. Applicable national regulations for SNTG's operations in U.S. waters include the Port and Tanker Safety Act, the Hazardous Materials Transportation Act, the Clean Air Act, the Clean Water Act, the U.S. Oil Pollution Act of 1990 ("OPA '90") and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") (see specific discussion on OPA '90 and CERCLA below).

    In addition, specifically to protect the purity of fats and vegetable oils, SNTG complies with the latest cargo rules established by the National Institute of Oilseed Products in the U.S. and the Federation of Oils, Seeds and Fats Associations in Europe. SNTG's Dedicated Vegetable Oil Service has been developed as a direct result of these rules.

    SNTG's river parcel tanker activities are governed by the European Agreement on Regulations for the Carriage of Dangerous Substances on the Rhine and other applicable standards for service on the Rhine River in Europe and by the U.S. Coast Guard safety and pollution prevention regulations.

    As a foreign-owned corporation, SNTG is prohibited by U.S. Federal law from owning more than a 25% interest in ships operating in the U.S. coastwise trade and in the U.S. inland waterway system.

    In addition to many of the regulations governing the parcel tanker operations, SNTG's tank container operations are subject to the International Convention for Safe Containers which establishes guidelines for the construction of tank containers; the International Maritime Dangerous Goods Code which regulates the construction and periodic testing of equipment used to transport hazardous packaged liquids and regulations of other comparable national authorities regarding the use of containers on rail cars and the transport of hazardous materials by rail or road.

    Additional regulations specific to SNTG's terminal operations in the U.S. are the Resource Conservation and Recovery Act regarding the reporting, recordkeeping and handling of hazardous waste and the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

SUBSEA SERVICES

    SCS's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, SCS is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kinds of permits, licenses and certificates required in the operations of SCS depend upon a number of factors. SCS believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that SCS enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

    SCS's operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect SCS's operations and those of its customers.

SEAFOOD

    The seafood business is subject to the laws and regulations of the individual countries in which it is situated and international conventions, which strictly regulate various aspects of its operations. The hatcheries, the ongrowing sites and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of Stolt Sea Farm's products in various markets around the world.

    The European Union ("EU") has been a major market for Norwegian salmon. In 1996, the Norwegian government imposed a feed quota regime on farmers in Norway in order to accommodate demands from EU farmers to reduce the production of salmon in Norway. These feed quotas have been retained since then, with a 15% increase in the quota in 1997 and a 2% increase for 1998. The government has also enforced strictly density regulations that limit the tonnage of output of each farming concession. The combination of feed quotas and density regulations has reduced the efficiency and increased costs of production at the Company's salmon farms in Norway.

    In July 1997, the Norwegian government reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per annum, requires the average price of sales into the EU to be at or above an agreed Minimum Import Price, and increases the Export Levy payable by Norwegian producers to 3% of turnover.

    In January 1998 the U.S. Department of Commerce imposed preliminary duties on imports of fresh Atlantic salmon from Chile into the U.S. at an average rate of 5.79%. Eicosal, a joint-venture partner of the Company, was assessed at 8.27%. A final ruling is expected in July 1998.

    All species of sturgeon have now been added to Appendix II of the Convention of International Trade in Endangered Species of Wild Fauna and Flora ("CITES"). As a result, all international trade of sturgeon and caviar is now regulated and all imports require proper documentation. This will not affect the Company's California sturgeon operations as the intention is to sell most of the product within the U.S.

U.S. OIL POLLUTION ACT OF 1990 AND COMPREHENSIVE ENVIRONMENTAL RESPONSE,
  COMPENSATION AND LIABILITY ACT

    OPA '90 sets out various requirements applicable to shipowners and ship operators in U.S. waters including, among other things, standards and requirements covering the construction of ships carrying oil and oil products (as defined in the Act), stringent financial responsibility requirements and expanded contingency planning requirements. OPA '90 also increases the shipowner's and ship operator's potential liability for damages and cleanup and removal costs for pollution accidents in U.S. waters. Ship and facility owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and cleanup costs and other damages arising from oil spills from their ships or facilities. These other damages are defined broadly to include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss to a government entity of taxes, royalties, rents, fees and other lost revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and (vi) loss of subsistence use of natural resources.

    With limited exceptions, OPA '90 requires that all new ships ordered after June 30, 1990, or delivered after January 1, 1994, must be built with double hulls to be allowed to call at U.S. ports. There is a timetable for retrofitting existing ships with double hulls or taking them out of service, depending upon the year the ship was built, its gross tonnage and whether the ship already has a double bottom or double sides. Since January 1, 1995, double bottom ships of greater than 5,000 gross tons and more than 45 years of age have been required to be retrofitted with double hulls. The age requirement is reduced annually so that by

2005, and until 2015, no such ships may exceed 30 years of age without retrofitting. To operate in U.S. waters after 2015, ships must have both a double bottom and double sides.

    Double bottom installation has become standard on most parcel tankers and chemical tankers since the IMO regulations for the carriage of hazardous products in bulk became effective. All of the Company's parcel tankers already have double bottoms. It is the Company's intention that all tankers ordered in the future will comply with the double hull requirements identified above.

    The liability provisions of OPA '90 are applicable to "oil" as defined in the Act. For this purpose, "oil" means oil of any kind or in any form, including, but not limited to, petroleum, fuel oil, sludge, oil refuse and oil mixed with wastes other than dredged spoil, but does not include any substance which is specifically listed or designated as a "hazardous substance" under CERCLA. Some of the chemicals carried on the Company's ships are covered by the provisions of CERCLA. The Company's ships frequently carry some parcel cargoes of lubricating oils and additives and the ships' engines are powered by fuel oil. In addition, cargoes of "clean petroleum products," which are generally covered by the provisions of OPA '90, are occasionally carried on the Company's ships. Animal fat and vegetable oils as well as other non-petroleum oils are included within the OPA '90 definition of "oil".

    In compliance with OPA '90 requirements, the Company has obtained Certificates of Financial Responsibility for all of its ships which call on U.S. ports.

    The effect of the liability provisions of OPA '90 and CERCLA on the shipping industry has not yet been fully determined. OPA '90 increased the limit on shipowners' and ship operators' liability for tankers over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million for damages, cleanup and removal costs. Owners and operators of onshore facilities, including oil terminals, are liable for removal costs and damages up to a limit of $62 million. However, OPA '90 provides for unlimited liability if the spill was proximately caused by: (i) gross negligence or willful misconduct; (ii) violation of an applicable federal safety, construction or operating regulation by the responsible party, its agents or employees or any person acting pursuant to a contractual relationship with it; or (iii) if the owner or operator fails to report the spill, provide reasonable cooperation in connection with a removal order or, without sufficient cause, to obey an order issued by an authority under a removal regulation. For owners and operators of ships carrying hazardous substances as cargo, the liability provisions under CERCLA are $300 per gross ton or $5 million, whichever is greater. Facility owners and operators are liable for the total of all response costs plus $50 million for damages as defined under CERCLA. The CERCLA damages provisions are broadly similar to those of OPA '90. CERCLA also contains provisions similar to OPA '90 for breaking liability limits. CERCLA contains various reporting provisions, some of which are more detailed than OPA '90. Furthermore, both OPA '90 and CERCLA provide that individual U.S. states may issue their own pollution prevention laws and regulations, which laws and regulations may impose greater liabilities than set out in, and which may differ significantly from, OPA '90 or CERCLA. Many states have, in fact, enacted such provisions which provide for virtually unlimited liability for pollution accidents occurring in their waters.

    OPA '90 also sets out contingency plan requirements with respect to cleanup and removal of the substances covered by its provisions. OPA '90 also requires expenditure to meet specific response standards for equipment to be kept on board ships. The contingency plan requirements also apply to marine transportation-related facilities, including Coast Guard-regulated onshore oil terminals, tank trucks and railroad tank cars.

    OPA '90 has made liability insurance more expensive for shipowners and ship operators and has also caused insurers to consider reducing available liability coverage, although this has not yet occurred. See "Other Matters--Insurance" in this Item 1.

COMPETITION

    The market for such integrated transportation and logistics services as SNTG is providing is in its infancy. In providing such services, SNTG competes primarily with a few other large terminal and transport companies who are developing such services. SNTG is the only organization able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market is divided into two segments depending on routes and ships employed--deepsea and intra-regional coastal market. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, with only a few operators competing with SNTG on a worldwide basis. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines which operate tank containers. The terminal operations compete primarily with other independent terminal companies. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled. Corporations such as GATX Terminals, Van Ommeren and Pakhoed that own and operate terminals on a worldwide basis own many of the competing terminals.

    The subsea contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last several years has resulted in fewer but more substantial competitors. Although management believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. SCS's ships are specialized because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, SCS may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    The management believes that SCS is one of only three companies worldwide capable of providing the full range of subsea services in the major offshore oil and gas producing regions. SCS is subject to intense competition from these offshore contractors, particularly in the North Sea. SCS also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

    The seafood operations compete with other producers of farmed seafood and with suppliers of wild catch and other species of fish. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, U.K. and Irish producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price and delivery capability. In Asia, the Company competes with importers and producers of farmed and wild fish. The turbot production in Spain competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

OTHER MATTERS

UNIONS

    The Company employs primarily European senior officers, European and Filipino junior officers and Filipino crew members on its parcel tankers. Ten Company-owned ships are manned by Filipino officers and crew, ten by Latvian officers and crew and one by Russian officers and crew. The Company maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines, and those from Latvia belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expire on

December 31, 1998. Hourly employees at certain of the Company's terminals are also covered by union contracts. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 1998. The Company has not experienced any significant work stoppages and considers its relations with its unionized employees and their unions to be good.

INSURANCE

    The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $2.2 billion. Marine liabilities, which may be incurred through the operation of the Company's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately $4.25 billion per incident except for marine oil pollution which is limited to $700 million per occurrence within U.S. territorial waters and $500 million for all other geographical areas. All other corporate liabilities are insured to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

ITEM 2. DESCRIPTION OF PROPERTY

PARCEL TANKER FLEET

    The following table describes the parcel tankers which are operated by the Company, both within and outside STJS. It includes ships that are leased or time-chartered for periods of one year or longer. (See notes to table below pertaining to ownership and registry.)

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              AS OF MARCH 31, 1998

                                                   YEAR          DWT
                                                   BUILT    (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                                 ---------  -------------  -------------------  ------------------
STOLT INNOVATION CLASS
  Stolt Efficiency.............................       1998        37,000         Company             Liberian
  Stolt Inspiration............................       1997        37,000         Company             Liberian
  Stolt Creativity.............................       1997        37,000         Company             Liberian
  Stolt Invention..............................       1997        37,000           NYK               Liberian
  Stolt Confidence.............................       1996        37,000         Company             Liberian
  Stolt Innovation.............................       1996        37,000         Company             Liberian
STOLT HELLULAND CLASS
  Stolt Vinland................................       1992        29,999         Company             Liberian
  Stolt Vestland...............................       1992        29,999         Company             Liberian
  Stolt Helluland..............................       1991        29,999         Company             Liberian
  Stolt Markland...............................       1991        29,999         Company             Liberian
STOLT SAPPHIRE CLASS
  Stolt Jade...................................       1986        38,746         Company             Liberian
  Stolt Aquamarine.............................       1986        38,746         Company             Liberian
  Stolt Topaz..................................       1986        38,720         Company             Liberian
  Stolt Emerald................................       1986        38,720         Company             Liberian
  Stolt Sapphire...............................       1986        38,746           NYK               Liberian
STOLT FALCON CLASS
  Stolt Guardian...............................       1983        39,726         Company             Liberian
  Stolt Eagle..................................       1980        37,082         Company             Liberian
  Stolt Condor.................................       1979        37,200         Company             Liberian
  Stolt Heron..................................       1979        37,075         Company             Liberian
  Stolt Hawk...................................       1978        37,080         Company             Liberian
  Stolt Osprey.................................       1978        37,080         Company             Liberian
  Stolt Falcon.................................       1978        37,200         Company             Liberian
STOLT PRIDE CLASS
  Stolt Excellence.............................       1979        32,093         Company             Liberian
  Stolt Loyalty................................       1978        32,091         Company             Liberian
  Stolt Tenacity...............................       1978        32,093         Company             Liberian
  Stolt Integrity..............................       1977        32,057         Company             Liberian
  Stolt Sincerity..............................       1976        31,942         Company             Liberian
  Stolt Pride..................................       1976        31,942         Company             Liberian
STOLT AVANCE CLASS
  Stolt Avenir.................................       1978        23,275         Company             Liberian
  Stolt Avance.................................       1977        23,648         Company             Liberian

                                                   YEAR          DWT
                                                   BUILT    (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                                 ---------  -------------  -------------------  ------------------
STOLT SEA CLASS
  Stolt Spray..................................       1974        25,199         Company             Liberian
  Stolt Surf...................................       1970        23,672         Company             Liberian
  Stolt Spur...................................       1970        23,672         Company             Liberian
SUPERFLEX CLASS
  Sun Sapphire.................................       1994        40,160       Sunship AB            Liberian
  Star Sapphire................................       1992        40,160       Sunship AB            Liberian
  Blue Sapphire................................       1991        40,153       Sunship AB            Liberian
  Hyde Park....................................       1983        39,015     T/C by Company          Liberian
  Stolt Protector..............................       1983        39,782         Company             Liberian
  Moon Sapphire................................       1983        39,742       Sunship AB           Norwegian
  Kenwood Park.................................       1982        39,015     T/C by Company          Liberian
  Red Sapphire.................................       1981        39,702       Sunship AB            Liberian
  White Sapphire...............................       1980        39,702       Sunship AB            Liberian
'V" CLASS
  Stolt Victor.................................       1978        30,899         Company             Liberian
  Stolt Viking.................................       1977        30,892         Company             Liberian
STOLT ASPIRATION CLASS
  Stolt Aspiration.............................       1987        12,219           NYK               Liberian
  Stolt Alliance...............................       1985        12,674           NYK               Liberian
  Stolt Taurus.................................       1985        12,749         Company             Liberian
  Stolt Titan..................................       1985        12,691         Company             Liberian
  Botany Trader................................       1995        12,458         Barton             Bahamanian
  Infra........................................       1985        12,734         Barton             Panamanian
  Herefordshire................................       1985        12,721          Bibby             Panamanian
  Shropshire...................................       1985        12,749          Bibby             Panamanian
  Stolt Sakra..................................       1984        12,775         Company             Liberian
  Stolt Accord.................................       1982        12,467           NYK               Liberian
TROJAN CLASS
  Botany Trojan................................       1996        15,313         Barton             Panamanian
NTOMBI CLASS
  Stolt Natabe.................................       1991        13,946         Unicorn            Panamanian
  Ntombi.......................................       1990        13,947         Unicorn            Panamanian
STOLT GENERAL PRODUCT TANKERS
  Leopard......................................       1985        44,978       T/C by STI           Luxembourg
  Tiger........................................       1985        44,980       T/C by STI           Luxembourg
  Lion.........................................       1985        44,980       T/C by NYK           Luxembourg
  Panther......................................       1985        44,980       T/C by NYK           Luxembourg
OTHER PARCEL TANKERS
  Stolt Puffin.................................       1993         5,758         Company             Liberian
  Bruce Park...................................       1992        13,940       T/C by STI           Panamanian
  Stolt Hinyk..................................       1992         8,080      Hikawa Stolt           Liberian
  Stolt Hikawa.................................       1992         8,080      Hikawa Stolt           Liberian
  Stolt Egret..................................       1992         5,758         Company             Liberian
  Richmond Park................................       1984        23,793       T/C by STI            Maltese
  Regents Park.................................       1984        23,793       T/C by STI            Maltese
  Poti.........................................       1981        22,622       T/C by STI            Maltese

                                                   YEAR          DWT
                                                   BUILT    (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                                 ---------  -------------  -------------------  ------------------
OTHER PRODUCT TANKERS
  Luctor 2.....................................       1991        40,349       T/C by STI           Singapore
TOTAL IN STJS..................................                2,030,557
  (70 ships)

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              AS OF MARCH 31, 1998

                                                   YEAR          DWT
                                                   BUILT    (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                                 ---------  -------------  -------------------  ------------------
STOLT-NIELSEN INTER EUROPE SERVICE
  Stolt Kittiwake..............................       1993         4,729         Company          Cayman Islands
  Stolt Guilimott..............................       1993         4,709         Company          Cayman Islands
  Stolt Kestrel................................       1992         5,758         Company          Cayman Islands
  Stolt Avocet.................................       1992         5,758         Company          Cayman Islands
  Stolt Petrel.................................       1992         4,794         Company          Cayman Islands
  Stolt Tern...................................       1992         4,794         Company          Cayman Islands
  Stolt Dipper.................................       1992         4,794         Company          Cayman Islands
  Stolt Kite...................................       1992         4,794         Company          Cayman Islands
STOLT NYK ASIA PACIFIC SERVICE
  Stolt Botan..................................       1998        11,553          NSSH               Liberian
  Stolt Azami..................................       1997        11,564          NSSH               Liberian
  South Wind...................................       1991         8,150      T/C by SNAPS          Singapore
  Stolt Ayame..................................       1991         9,070          NSSH               Liberian
  Stolt Otome..................................       1990         7,715      T/C by SNAPS          Panamanian
  Stolt Azalea.................................       1988         7,582          NSSH               Liberian
  Stolt Lily...................................       1988         7,593          NSSH               Liberian
  Innayah......................................       1988         7,705      T/C by SNAPS          Singapore
  Andhika Adhidaya.............................       1987         6,798      T/C by SNAPS          Singapore
  Andhika Adhiraksha...........................       1986         6,958      T/C by SNAPS          Panamanian
  Stolt Australia..............................       1986         9,940          SNAPL             Australian
  Andhika Adhisatya............................       1985         7,089      T/C by SNAPS          Singapore
  Helen........................................       1985         6,757      T/C by SNAPS           Liberian
  Stolt Magnolia...............................       1985         7,132          NSSH              Panamanian
  Stolt Sunrise................................       1984         6,678          NSSH               Liberian
  Stolt Camelia................................       1981         6,276          NSSH              Panamanian
STOLT-NIELSEN INLAND TANKER SERVICE
  Stolt Madrid.................................       1994         1,560         Company              Swiss
  Stolt Oslo...................................       1994         1,556         Company              Swiss
  Stolt Prag...................................       1994         1,202         Company              Dutch
  Stolt Waal...................................       1993         2,095         Company              Dutch
  Columbia.....................................       1993         1,605     T/C by Company           Dutch
  Tolerantie...................................       1993         2,408     T/C by Company           Dutch
  Stolt Rom....................................       1993         2,156         Company              Swiss
  Stolt Wien...................................       1993         2,157         Company              Swiss
  Stolt Mosel..................................       1992         2,133         Company              Dutch
  Stolt Main...................................       1992         2,124         Company              Dutch

                                                   YEAR          DWT
                                                   BUILT    (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                                 ---------  -------------  -------------------  ------------------
  Stolt Neckar.................................       1992         2,095         Company              Dutch
  Stolt Maas...................................       1992         2,096         Company              Dutch
  Challenger...................................       1992         1,605     T/C by Company           Dutch
  Oranje Nassau................................       1992         2,408     T/C by Company           Dutch
  Stolt Hamburg................................       1992         1,283         Company              Dutch
  Stolt Basel..................................       1992         2,404         Company              Dutch
  Stolt Lausanne...............................       1992         2,359         Company              Swiss
  Diersbuettel.................................       1992         2,103         Company              Swiss
  Stolt Paris..................................       1991         2,103         Company              Swiss
  Enterprise...................................       1991         1,608     T/C by Company           Dutch
  Stolt Rotterdam..............................       1990         1,993         Company              Dutch
  Turbulentie..................................       1986/90        1,777   T/C by Company           Dutch
  Stolt Koeln..................................       1989         1,701         Company              German
  Stolt Berlin.................................       1987         3,199         Company              Swiss
  Reesenbuettel................................       1987         3,153         Company              Swiss
  Stolt London.................................       1985         1,335         Company              Dutch
  Brunsbuettel.................................       1985         3,000         Company              Dutch
  Stolt Antwerpen..............................       1984         1,600         Company              Dutch
  Stolt Dormagen...............................       1982         1,277         Company              German
  Stolt Hoechst................................       1980         1,366         Company              Swiss
  Stolt Zurich.................................       1980         1,305         Company              Swiss
  Otter........................................       1972         2,071     T/C by Company           German
TOTAL OUTSIDE STJS
  (56 ships)...................................                  231,527
GRAND TOTAL
  (126 ships)..................................                2,262,084

------------------------

Notes: "NYK" means NYK Stolt Tankers, S.A., which is 50%-owned by the Company. "Sunship AB" means Rederi AB Sunship.
"T/C" means Time-Chartered.
"Barton" means Barton Shipping.
"Bibby" means Bibby Line.
"Unicorn" means Unicorn Tankers.
"Hikawa Stolt" means Hikawa Stolt Tankers Inc., which is 50%-owned by the
Company.
"NIS" means Norwegian International Ship Register.
"NSSH" means NYK Stolt Shipholding Inc., which is 50%-owned by the Company. "SNAPS" means Stolt NYK Asia Pacific Services Inc., which is 50%-owned by the Company.
"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50%-owned by the Company.

(a) Certain of the Company's parcel tankers are subject to ship mortgages. See
    Note 12 to the Company's 1997 Consolidated Financial Statements.

FLEET OF SUBSEA SERVICES BUSINESS

    The Company operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of SCS's subsea activities are performed. The following table describes SCS's major assets, as of March 31, 1998.

                                                                YEAR BUILT/                    LENGTH         OWNED/
NAME                                 CAPABILITIES              MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------  -------------------------------  -----------------  -----------  -----------  ---------------
Seaway Eagle..............  Flexible flowline lay, multi-    1997                        3          140   Owned(1)
                            purpose subsea construction
Seaway Falcon.............  Rigid and flexible flowline and  1976/1995/1997              2          162   Owned
                            umbilical lay
Seaway Condor.............  Flexible flowline and umbilical  1982/1994                   2          101   Owned(1)
                            lay, module handling system,
                            trenching
Seaway Osprey.............  Flexible flowline and umbilical  1984/1992                   2          102   Owned(1)
                            lay, accepts coiled tubing,
                            straightener for tubing, stern
                            roller
Discovery.................  Flexible flowline lay, subsea    1990                        2          120   Chartered (2)
                            construction
Seaway Harrier............  Subsea construction              1985                        3           84   Owned(1)
Seaway Pelican............  Subsea construction              1986/1990                   2           94   Chartered(3)
Seaway Hawk...............  Subsea construction              1978                        2           94   Owned(1)
Toisa Puma................  Subsea construction              1985                        2           77   Chartered(4)
Stanislav Yudin...........  Heavy lift, 2,500-ton crane      1985                        1          183   See(5)
Seaway Surveyor...........  Survey                           1987/1991                   2           66   Chartered(6)
Seaway Commander..........  Survey                           1982/1988                   2           75   Chartered(7)
Seaway Kingfisher.........  Diverless inspection, repair     1990/1998                   2           90   Chartered(8)
                            and maintenance
Annette...................  Marine construction              1977                        0           61   Owned

------------------------

(1) Subject to mortgage under the Company's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from DSND Shipping AS through 1999.

(4) Chartered from Toisa Ltd. through 1998.

(5) Chartered to SHL by a subsidiary of the ship's owner, LKMN, until October 15 2001 with a possibility for extensions.

(6) Chartered from DSND Chartering I KS through December 1998, with options to extend through 1999.

(7) Chartered from DSND Chartering I KS through 1999, with options to extend through 2002.

(8) Chartered from Kingfisher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through 2013 and with options to purchase.

OTHER PROPERTIES

    In addition to owned or leased office space, the Company owns or holds under long-term leases the following real property in connection with its Transportation Services Businesses:

                                                                                                                 DEBT
                                                                                                              OUTSTANDING
                                                                                                                (AS OF
FACILITY                                                                              OWNED       LEASED       3/31/98)
---------------------------------------------------------------------------------  -----------  -----------  -------------
                                                                                           (ACRES)              ($000)
Perth Amboy......................................................................         155       --         $  25,000
Chicago..........................................................................      --              178        --
Houston..........................................................................         243       --            80,440
Santos...........................................................................          14       --             6,182
Singapore tank container depot...................................................      --                4        --
Rotterdam pier...................................................................      --                3        --

ITEM 3. LEGAL PROCEEDINGS

    The Swiss Court of Insurance, "Tribunal Federal des Assurances", entered a judgment on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies. The French government has investigated SCS of France alleging violations of French labor and social security legislation. Civil complaints have been filed against certain subsidiaries of the Company which have resulted in court decisions against them. Such decisions have been appealed. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have commenced recently while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defenses in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex, in an agreement with the Company executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

    The Company is a party to various other legal proceedings arising in the ordinary course of business.

    The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

ITEM 4. CONTROL OF REGISTRANT

    Stolt is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of Stolt.

    Set out below is information concerning the share ownership of all persons who owned beneficially 10% or more of Stolt's Common Shares and Class B Shares, and the beneficial ownerships of all directors and executive officers of the Company, as a group, as of April 30, 1998.

                                                  NUMBER OF COMMON    PERCENTAGE OF   NUMBER OF CLASS B  PERCENTAGE OF
NAME OF BENEFICIAL OWNER OR IDENTITY OF GROUP       SHARES OWNED          CLASS         SHARES OWNED         CLASS
-----------------------------------------------  ------------------  ---------------  -----------------  -------------
Fiducia Ltd., which is owned by Trusts of which
  the Stolt-Nielsen Family are beneficiaries...       18,058,460(a)          61.4%         9,064,369(a)         35.8%
Nippon Yusen Kaisha Ltd........................        3,000,000             10.2%         2,500,000             9.9%
Directors and executive officers as a group
  excluding Jacob Stolt-Nielsen, Jr., Jacob B.
  Stolt-Nielsen and Niels Gregers Stolt-Nielsen
  (10 persons).................................          222,258              0.8%            84,389             0.3%

------------------------

(a) Includes aggregate of 55,023 Common Shares and 62,651 Class B Shares owned by Jacob Stolt-Nielsen, Jr. and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels Gregers Stolt-Nielsen.

    All of the 7,803,968 Founder's Shares outstanding as of April 30, 1998 are owned by Mr. Stolt-Nielsen, Jr. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 69.5 % of Stolt's outstanding voting securities.

    As of April 30, 1998, SPTI owned 1,809,405 Common Shares and 5,607,605 Class B Shares. Under applicable provisions of Luxembourg Company Law, these shares remain outstanding and the Common Shares and, to the extent Class B Shares have voting rights, the Class B Shares may be voted. In computing earnings per Common Share and Class B Share, these shares are treated as a reduction of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

ITEM 5. NATURE OF TRADING MARKET

    Stolt's Common Shares are principally traded in the U.S. in the over-the-counter market. The Common Shares are quoted through the National Market System of Nasdaq under the symbol STLTF. Stolt's Class B Shares are listed on the Oslo Stock Exchange under the symbol SNIB and American Depositary Shares ("ADSs"), each of which represents one Class B Share, are quoted through Nasdaq under the symbol STLBY. Trading in the Class B Shares and ADSs commenced in February 1996 and January 1996, respectively. The following table sets out, for the fiscal periods indicated, the range of high and low closing sales prices for the Common Shares (adjusted to reflect the distribution on December 29,

1995 of one Class B Share for every two Common Shares held by shareholders of record as of December 26, 1995), the ADSs, each equivalent to one Class B Share, and the Class B Shares.

                                                                     ADSS
                                                                CLASS B SHARES          OSLO STOCK EXCHANGE
                                          COMMON SHARES           EQUIVALENT               CLASS B SHARES
                                       --------------------  --------------------  ------------------------------
1997                                     HIGH        LOW       HIGH        LOW          HIGH            LOW
-------------------------------------  ---------  ---------  ---------  ---------  --------------  --------------
1st Quarter..........................  $  20.500  $  17.000  $  21.125  $  17.500       NOK 138.0       NOK 113.5
2nd Quarter..........................     18.875     16.375     19.125     16.750           130.5           118.5
3rd Quarter..........................     23.500     18.500     24.125     18.000           178.0           130.0
4th Quarter..........................     28.500     21.750     31.375     23.500           220.0           165.0


1996                                     HIGH        LOW       HIGH        LOW          HIGH            LOW
-------------------------------------  ---------  ---------  ---------  ---------  --------------  --------------
1st Quarter..........................  $  20.875  $  17.500  $  19.375  $  18.000       NOK 122.5       NOK 117.0
2nd Quarter..........................     21.500     16.875     21.250     16.500           138.0           112.0
3rd Quarter..........................     20.000     15.875     20.000     16.375           135.0           108.0
4th Quarter..........................     17.000     14.750     17.813     15.500           114.0           102.0

    As of March 2, 1998 (the record date for voting at the Annual General Meeting), 8,568,973 Common Shares, representing 29.2% of the outstanding Common Shares, were registered in the names of 133 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 379 shareholders of record. Based on communications with banks and securities dealers who hold Stolt's Common Shares by street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares exceeds 4,500. The Company knows of no significant trading market outside the U.S. for the Common Shares.

    As of March 2, 1998, there was a total of 7,494,252 ADSs of which 7,492,477 were registered in the names of 100 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold Stolt's ADSs by street name for individuals, the Company estimates that the number of beneficial owners of ADSs exceeds 2,500. As of such date the ADSs represented 29.6% of the outstanding Class B Shares of Stolt.

    All of the Class B Shares (including ADSs) are registered in the Verdipapirsentralen system in Norway. As of March 2, 1998, excluding the Class B Shares held represented by ADSs and Class B Shares held by Fiducia Ltd., SPTI, and Nippon Yusen Ltd., it is estimated that the free float of Class B Shares traded on the Oslo Stock Exchange is 6,270,870 registered in the names of 685 shareholders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

    The Company has been advised by Messrs. Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg which would restrict the export or import of capital, including but not limited to, foreign exchange controls, or affect Stolt's ability to make payments of dividends, interest or other amounts to non-resident holders of Common Shares or Class B Shares.

LIMITATIONS AFFECTING SHAREHOLDERS

    Stolt's Articles of Incorporation (the "Articles") provide restrictions on the shareholdings of certain persons. In particular, the Articles provide that the following restrictions shall apply to Persons (defined to include any individual, firm, corporation or other entity, and certain associates and affiliates thereof) who became shareholders on or after September 1, 1987: (i) no one U.S. Person (including any person who is a citizen or resident of the U.S., a corporation organized under the laws of the U.S., or any State thereof, a corporation organized under the laws of any other jurisdiction whose shares are owned by U.S. Persons, a partnership organized under the laws of any State of the U.S. and certain trusts and estates) may own, directly or indirectly, more than 9.9% of Stolt's outstanding shares; (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of Stolt's outstanding shares in the aggregate; (iii) no more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of Stolt's shares shall, in the aggregate, be owned by either Norwegian Persons (including any person who is a citizen or resident of Norway, a corporation, partnership, association or other entity organized or created under the laws of Norway, an estate or trust subject to Norwegian income tax without regard to the source of its income and any corporation or partnership organized or created under the laws of any jurisdiction outside of Norway if any of its shareholders or partners are, directly or indirectly, Norwegian Persons as so defined) or Swedish Persons (including any person who is a citizen or resident of Sweden, a corporation, partnership, association or other entity organized or created under the laws of Sweden, an estate or trust subject to Swedish income tax without regard to the source of its income and any corporation or partnership organized or created under the laws of any jurisdiction outside of Sweden if any of its shareholders or partners are, directly or indirectly, Swedish Persons as so defined); and (iv) no Person may own, directly or indirectly, more than 20% of Stolt's outstanding shares unless a majority of the Board shall have approved such shareholding in advance.

    In addition, the Board is authorized to restrict, reduce or prevent the ownership of Stolt's shares if it appears to the Board that such ownership may threaten the Company with "imminent and grave damage". Luxembourg Company Law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. The Company has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to the Company or governmental sanctions are likely to be among the situations covered by such phrase.

    In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing Stolt (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on Stolt's Register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to Stolt at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors) and to remove the name of any shareholder from the Register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available.

    Stolt's form of share certificate requires a certification to be made upon the transfer of ownership regarding the citizenship of the transferee. The certification is intended to assist Stolt in enforcing the restrictions described above.

    There are no limitations imposed by Luxembourg law on the rights of non-resident Stolt shareholders to hold or vote their shares.

ITEM 7. TAXATION

U.S. TAXATION

    U.S. corporations, citizens and residents will be subject to U.S. income taxation on dividends and other distributions paid by Stolt and on any gains derived from the sale of Stolt's Common Shares and Class B Shares (and ADSs). Because Stolt is classified as a "foreign personal holding company" under U.S. tax law, U.S. shareholders will also be taxed on their share of any undistributed "foreign personal holding company income". Subject to compliance with certain restrictions contained in the Company's credit agreements limiting its ability to pay dividends, Stolt intends to distribute any such income it may receive. In addition, upon the death of any shareholder, such shareholder's estate will not be entitled to a step-up in basis which might otherwise be available but for Stolt's status as a foreign personal holding company.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those nonresidents who maintain a permanent establishment in Luxembourg with which the holding of Stolt shares is connected, Stolt shareholders are not subject to taxation in Luxembourg.

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 25 of the Company's 1997 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The following table shows the total dividend payments per Common Share, Class B Share and Founder's Share made during the fiscal years indicated.

CLASS OF STOCK                                          1993         1994        1995       1996       1997
---------------------------------------------------     -----        -----     ---------  ---------  ---------
Common.............................................         Nil          Nil   $   0.370  $   0.250  $   0.500
Class B............................................      --           --          --      $   0.250  $   0.500
Founder's..........................................         Nil          Nil   $    0.01  $   0.005  $   0.005

    The above figures have been consistently restated to reflect the Class B Share distribution on December 29, 1995.

    The 1997 figures represent the interim and final dividend for 1996. An interim dividend for 1997 of $0.25 per Common Share and per Class B Share and $0.005 per Founder's Share was declared on November 19, 1997 and paid on December 17, 1997. In addition the shareholders at Stolt's Annual General Meeting held on April 16, 1998 approved a final dividend for 1997 of $0.25 per Common Share and per Class B Share which was paid on May 20, 1998 to shareholders of record as of May 4, 1998. This final dividend payment for 1997 brings the total dividend to be paid in fiscal 1998 to $0.50 per Common share and per Class B Share and $0.005 per Founder's Share.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The information included under the caption "Management's Discussion and Analysis" on pages 17 through 24 of the Company's 1997 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    On March 9, 1998 the Company signed a Letter of Intent to acquire up to 30% interest in Dovechem Terminals Holdings Limited ("Dovechem"). Dovechem is one of Asia's major groups in the chemical industry and related industries with businesses in bulk liquid storage, manufacturing of drums, packaging and distribution of chemicals, petroleum and petrochemicals.

    The Company's transportation services business reported income from operations of $27.8 million for the three months ending February 28, 1998, down from $30.5 million for the three months ending February 28, 1997. This primarily reflects the slowdown in the Asia Pacific region. Subsea services reported a loss from operations of $0.8 million for the three months ending February 28, 1998, down from income from operations of $0.2 million for the three months ending February 28, 1997, due to delays in carrying out projects. Seafood reported a loss from operations of $0.3 million for the three months ending February 28, 1998, down from income from operations of $1.1 million for the three months ending February 28, 1997 reflecting continued pressure on salmon prices. Overall, the Company reported net income for the first quarter of 1998 of $26.5 million on net operating revenue of $360.2 million. Included within this was a gain of $10.2 million from an insurance settlement for the total constructive loss of the M/T STOLT SPIRIT, a 32,000 dwt ship. This compared to net income of $18.4 million on net operating revenue of $331.0 million in the first quarter of 1997.

IMPACT OF THE ASIA PACIFIC ECONOMIC SITUATION

    The Asia Pacific economic situation has had and is likely to continue to have an effect on SNTG's business. During 1997, 20% of SNTG's parcel tanker volumes and 18% of tank container moves were into Asia Pacific, 17% and 12% respectively were exports from Asia Pacific, and 11% and 17% respectively were from inter-Asia Pacific imports and exports. Since the onset of the downturn in the Asia Pacific economies in 1997, SNTG has experienced a decrease in volumes and rates for parcel tankers and tank containers going into and within Asia Pacific which has been partially offset by increases in volumes and rates for shipments going out of Asia Pacific. While SNTG's revenue base is in U.S. dollars, much of SNTG's parcel tanker and tank container operating expenditures are denominated in local currencies. Accordingly, SNTG should benefit from a stronger U.S. dollar. In addition, since SNTG serves most of the global trade lanes and has a worldwide network of offices, it is able to re-deploy parcel tanker and tank container assets in areas of the world with greater activity.

YEAR 2000 ISSUE

    The Company continues its comprehensive review of the potential impact of the Year 2000 issue on its operations. For business system applications, this review is complete and required modifications are scheduled to be complete by 1998 with testing to occur later during the year. A review of the impact of the Year 2000 issue on operating equipment and assets is currently underway and is anticipated to be complete by early 1999. At that time, the full impact of this technology issue on the Company's operating equipment and assets will be assessed and appropriate action will be taken.

    The review of the Company's systems, and all systems modifications to be undertaken as a consequence of this review, will be performed using the Company's internal resources, as part of the Company's ongoing software maintenance and development process. Accordingly, it is not expected that the Company will incur any material costs in achieving Year 2000 compliance.

FORWARD-LOOKING STATEMENTS

    Certain statements in this Report constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; raw material costs and availability; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse weather conditions; and other factors referenced in this Report.

FACTORS AFFECTING REVENUES AND COSTS

TRANSPORTATION SERVICES

DEMAND

    Demand for SNTG's services is dependent upon the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand for these products, currency fluctuations, import/export tariffs and other trade restrictions, current spot and future prices of the products SNTG carries and stores. Any general economic slowdown could also have an adverse effect on the level of the provision of those services and therefore upon SNTG. There can be no assurances that such downturns will not occur in the future.

SUPPLY AND COMPETITION

    Available supply of the same and similar services will impact SNTG's results.

    The supply of parcel tankers is influenced by the number of new constructions and scrappings and by government and industry regulation of maritime transportation practices. Scrapping rates are also impacted by the rates achieved in the market, condition of ships, and quality standards set by customers. For certain products (usually of larger commodity type rather than specialty) carried, parcel tankers may face competition from more sophisticated product tankers, therefore the supply and utilization of product tankers may also impact the parcel tanker market.

    SNTG's tank container operations compete with other tank container operators, the container fleets of the major chemical companies, traditional barrel storage, liquid flexi-bags, and on land, with truck and rail tanks. For large bulk shipments, tank containers may also compete with parcel tankers. The supply of tank containers is influenced by the number of tank containers constructed as well as government tax policy for building new tank containers and industry regulation.

    The terminal operations compete with other independent terminal operators as well as the terminal operations directly owned by its chemical and other bulk liquid customers.

WEATHER

    Inclement weather conditions may impact the SNTG's operational performance. In addition, the river parcel tanker operations may be impacted by high and low water levels.

TRADE LANE CLOSURES

    Global ocean transportation is dependent upon unrestricted passage through major canals or straits including, not limited to, the Panama Canal, the Suez Canal, and the Malacca Straits. Interruption or restrictions on the passage of ships through any of these trade lanes can have an impact on SNTG results.

INTER-RELATIONSHIP OF CONTRACT AND SPOT MARKET

    Typically, 60% of SNTG's parcel tanker business is done under a long-term contract basis with customers and 40% is spot. SNTG's ability to renew contracts at favorable rates is dependent on the current, and customers' outlook on future, spot prices.

LOSS OF MAJOR CUSTOMERS

    While SNTG has a broadly diversified customer base, the loss of a major customer can impact results. Parcel tanker and tank container assets are typically utilized in servicing a wide variety of customers.

SNTG's terminal facilities are usually purpose built for a single customer, and SNTG typically does not engage in speculative terminal building without a long-term contract.

NEWBUILDING PROGRAM

    Under the newbuilding contracts, SNTG is required to make progress payments during the construction of the ship. SNTG has refund guarantees from financial institutions with respect to such progress payments in the event that the newbuildings are not delivered by the shipyard and accepted by SNTG. Out-of-pocket expenses incurred, such as the cost of site team travel and lodging and legal fees, are guaranteed by the shipyard in the event that the newbuildings are not delivered by the shipyard and accepted by SNTG. Should the shipyard go bankrupt, SNTG may not be able to recover these out-of-pocket expenses. Should any of the shipyards fail to deliver any of the newbuildings, SNTG may have to pay higher prices to order similar newbuildings from other shipyards. Failure to obtain delivery of the ships in a timely manner may also impact the optimal operational scheduling of ships within SNTG's fleet.

FUEL

    Ship bunker fuel constitutes one of the major operating costs of SNTG's parcel tanker fleet. Since 1987, the average annual cost of bunker fuel purchased by SNTG has varied between approximately $78 and $113 per ton. In 1997, with an average cost of approximately $113 per ton, bunker fuel constituted approximately 15% of fleet operating costs.

    SNTG is able to pass a substantial portion of these fuel price fluctuations through to its customers. 60% of SNTG's total parcel tanker volume is carried under long-term contracts; about half of these include provisions intended to pass through fuel price fluctuations. The remaining cargo volume is carried under spot contracts at freight rates that are affected by prevailing fuel prices. In addition, the effect of higher fuel prices is reduced to some extent through hedging programs.

PERCENTAGE-OF-COMPLETION VOYAGE ACCOUNTING

    In the parcel tanker business, most of SNTG's revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion. Voyage revenues and gross profit may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, SNTG would recognize a charge against current earnings that may be significant depending on the size of the voyage or the adjustment.

SUBSEA

INDUSTRY CONDITIONS

    Demand for the Company's subsea services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of oil and gas companies to access or generate capital. These factors are beyond the control of SCS.

OPERATING RISKS

    Subsea services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. All employees engaged in SCS's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against SCS for damages for job-related injuries. In addition, although SCS generally seeks to obtain indemnity agreements whenever possible from SCS's customers requiring such customers to hold SCS harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of or violation of law by employees or subcontractors of SCS and may not in all cases be supported by adequate insurance maintained by the customer.

CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of SCS's business is performed on a fixed-price or turnkey basis. Management estimates that the proportion of SCS's revenue from fixed-price or turnkey contracts increased from approximately 46% in 1994 to 56% in 1997. Gross profits realized on such contracts vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, the risks inherent in marine construction and variations in labor and equipment productivity from those originally projected, and significant losses can result from performing fixed-price or turnkey contracts. Under such contracts, SCS also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions or other circumstances.

PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    As most of SCS's contract revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion, contract revenues and gross profits for a project may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, SCS would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

POLITICAL AND ECONOMIC RISK

    SCS's operations are geographically spread throughout the world and are therefore subject to various political, economic and other uncertainties, including, among others, political instability, civil unrest, the risks of war, asset seizure, nationalization of assets, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions or fluctuations and changing political conditions. Additionally, the ability of SCS to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, SCS's subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what governmental regulations applicable to SCS's operations may be enacted in the future.

SEASONALITY OF ACTIVITY IN THE NORTH SEA

    SCS's subsea contracting business in the North Sea has consistently accounted for the largest part of SCS's revenue (approximately 60% in 1997). SCS's business in this region is highly seasonal and dependent on weather conditions. A substantial portion of SCS's contracts for subsea services are performed between April and October due to adverse weather conditions during the winter months.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    SCS's major customers are oil companies and large offshore contractors. During 1997, SCS's top seven customers accounted for over 50% of SCS's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on SCS.

COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for SCS's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of SCS's competitors and potential competitors are larger and have greater financial and other resources than SCS. In addition, increased activity levels may attract additional competitors or equipment to the market.

SEAFOOD

DISEASE AND OTHER NATURAL CAUSES

    In aquaculture, inventories of fish in the water are susceptible to diseases and other natural phenomena, such as algae blooms, which can result in the death of the fish or the necessity to harvest fish before they reach optimal market size. Fish are also susceptible to predator attacks by other natural wild life, such as seals and birds. Predator attacks can result in partial or full loss of fish both as a result of the direct attack on the fish and from damage to the fish enclosures (cages and nets).

ACCIDENTS AND MALICIOUS DAMAGE

    Farmed fish require water conditions which have to be carefully maintained in order to ensure their continuing good health. Unintentional accidents causing pollution or loss of water can result in the death of the fish or the necessity to harvest them before they reach a market size. Inventories of fish in the water are also susceptible to deliberate acts of vandalism or sabotage for whatever reason, which can again result in the death of the fish or the necessity to harvest fish before they reach optimal market size.

WEATHER

    The growth rates of fish are dependent upon weather conditions. Unexpectedly hot or cold temperatures may adversely impact growth rates or kill the fish. Bad weather may also delay harvests or result in the loss of equipment or fish. Adverse weather conditions such as storms or floods can also cause damage to facilities such as interruption of water supply or seaweed blockages, also resulting in the death of fish.

SUPPLY/PRICE OF OTHER FISH AND NON FISH COMPETING PRODUCTS

    In addition to direct competition from farmed fish of the same species as those grown by Stolt Sea Farm, the Company's fish products compete against wild catch and other substitute species of fish. Meat and poultry products are also dietary substitutes for the Company's fish products. The relative pricing of the Company's farmed fish product versus these other products can impact the demand for the Company's fish products.

FEED COST

    Feed for fish accounts for an important part of the cost of Stolt Sea Farm's products. While the cost of feed has been relatively stable for the past five years, fluctuations in the price of fish feed could have an impact on Stolt Sea Farm's profitability.

AQUACULTURE TECHNOLOGY

    While most areas of technology involved in aquaculture are well known and proven, there are certain aspects of the life cycle of certain species of fish that are less well understood, particularly those concerning the juvenile phase of production, and which are therefore not in the full control of Stolt Sea Farm or its suppliers. Adverse or unexpected events in such a connection can result in either fish of a high production cost (for example due to slow growth or high mortality) or in fish of a lower grade than expected (due to sub-optimal genetic qualities), thus impairing profitability.

REGULATIONS AND GOVERNMENT ACTIONS

    The aquaculture industry is subject to government laws and regulations around the world. These are used as instruments of environmental, ecological and trade policy. Governments have used such laws and regulations to control such factors as the areas where aquaculture is permitted and the number of concessions to be operated in an area, the density of fish permitted in a concession, and the amount of feed that can be fed to the fish, as well as to erect tariff barriers against the importation of farmed fish and fish products. Changes in such factors can have a significant adverse effect on Stolt Sea Farm's production costs of fish as well as the ability of Stolt Sea Farm to compete effectively in affected markets.

GENERAL

HAZARDOUS ACTIVITIES

    The operation of any ocean-going ship carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. In addition, the transportation of toxic chemicals is subject to the risk of spills and business interruptions due to political action. Any such event may result in loss of revenues or increased costs.

    The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. There can be no assurance, however, that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

    While the Company currently insures its ships against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs and other liabilities and could have a material adverse effect on operating performance. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

REGULATORY AND ENVIRONMENTAL MATTERS

    The Company operates in a number of different jurisdictions and is subject to and affected by various types of governmental regulation, including national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, protection of the environment, food safety, and various import and export requirements. These laws and regulations are becoming increasingly complex, stringent and expensive to comply with, and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance.

    In addition, the Company could be held liable for remediation of pollution caused by its ships and for releases of oil and hazardous substances and debris from offshore production platforms, pipelines, subsea facilities and other assets owned or operated by its customers, and for releases resulting from activities of, or equipment owned by, its subcontractors. Although the Company generally negotiates contractual provisions requiring customers to indemnify the Company in the event any such liability is imposed, the Company has not obtained such indemnification in all cases. Moreover, such indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, employees or subcontractors of the Company.

CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 1997, the Company was in compliance with all of these credit/financing agreements. Except for these financial requirements, none of these agreements imposes material restrictions on the ability of the Company to incur additional indebtedness or operate its businesses. Although management believes that current operating plans will not be restricted by these requirements in the future, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which the requirements restrict the Company's plans or business operations.

LEVERAGE

    The degree to which the Company is leveraged may affect its ability to obtain additional financing in the future for working capital, capital expenditures, product and service development, and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in its business. The ability of the Company to satisfy its obligations and to reduce its debt is dependent on the future performance of the Company, which will be subject to the prevailing economic conditions and to financial, business and other factors including those beyond the Company's control.

INTEREST RATES

    Approximately 16% of the Company's long-term indebtedness at March 31, 1998 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates may increase the Company's interest cost. From time to time, the Company enters into hedging transactions with financial institutions in order to manage floating interest rate exposure.

CAPITAL REQUIREMENTS

    The acquisition of new assets and properties, both for growth as well as replacement, is capital intensive. The availability of new capital to finance these expenditures depends on the prevailing market conditions and the acceptability of financing terms offered to the Company. Management believes that capital expected to be available under the various lines of credit, financing agreements, and other sources and from disposition of existing assets and properties as well as cash generated from operations, should be sufficient to meet its capital requirements for the foreseeable future. No assurance, however, can be given that financing will continue to be available on attractive terms.

FOREIGN CURRENCY FLUCTUATIONS

    Substantial portions of the Company's revenue and expenses are denominated in currencies other than dollars. Fluctuations in these currencies can have a significant impact on the Company's financial results. The Company engages in hedging programs intended to reduce part of the Company's short-term exposure to currency fluctuations. However, there can be no assurances that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. The Company does not attempt to hedge foreign earnings that are translated into dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

TAXES

    Pursuant to the Internal Revenue Code of the U.S. (the "Code"), effective for the Company's fiscal year beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ship meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations that meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualification for fiscal 1993 onwards. The Company believes that substantially all of the Company's shipowning and operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to the Company's U.S. source shipping income for the years ended November 30, 1993 through 1997.

    If an equivalent exemption were not available, the Company would be taxable on its U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include the Company's share of all such income from STJS. Under the first method, if the company operating the ship has any such income which is effectively connected with a U.S. trade or business, such income would be subject to U.S. taxation on a net basis at graduated rates of up to 35%. This income, with adjustments, would be further subject to the 30% branch profits tax to the extent not reinvested in the U.S. Under the second method, any such income which is not effectively connected with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a fixed 4% rate. The branch profits tax would not apply to income subject to the 4% tax.

    Substantially all of the Company's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations.

    The Company's subsea services operations are conducted in Norway and the United Kingdom as well as certain other countries in Europe, Africa, the Middle East, Asia Pacific, North America and South America. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Group.

    Certain of the Company's agency, terminal, tank container, barge operating and seafood subsidiaries are subject to income tax in the U.S. and other jurisdictions. The subsidiaries which are incorporated in the U.S. file a consolidated federal income tax return, and other subsidiaries file separate tax returns as required.

RESTRUCTURING

    To operate in a price competitive manner, the Company regularly reviews its operations. This review process may result in the closure of offices or departments, the sale of assets or business lines, the termination of personnel, or the reassessment of the useful lives of assets or technology. Such actions may affect the Company's results.

LABOR RELATIONS

    The Company considers its relations with its employees and their unions to be good and has not experienced any significant work stoppages. There can be no assurances however that disruption of the Company's services or production, or that larger labor disputes involving the industries the Company operates in will not adversely affect the Company's results.

ACQUISITION AND EXPANSION STRATEGY

    One element of the Company's strategy is to continue to grow through selected acquisitions that further consolidate the markets in which the Company operates. Likewise the Company plans on expanding its operations at existing or new locations. There can be no assurance that any currently planned acquisitions or expansions will be completed or that any currently planned or any additional acquisitions or expansions will be successful in enhancing the operations or profitability of the Company; that the Company will be able to identify suitable additional acquisition candidates or areas for expansion; that it will have the financial ability to consummate additional acquisitions or expansions; or that it will be able to consummate such additional acquisitions or expansions on terms favorable to the Company.

RISK OF LOSS AND INSURANCE

    The business of the Company is affected by a number of risks, including the mechanical failure of its ships, collisions, ship loss or damage, cargo loss or damage, hostilities, and labor strikes. In addition, the operation of any ship is subject to the inherent possibility of a catastrophic marine disaster, including oil, fuel, or chemical spills and other environmental mishaps, as well as other liabilities arising from owning and operating ships. Any such event may result in loss of revenues and increased costs and other liabilities. Although the Company's losses from such hazards have not historically exceeded its insurance coverage, there can be no assurance that this will continue to be the case.

    OPA '90, by imposing virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive and has also prompted insurers to consider reducing available liability coverage. While the Company maintains insurance, there can be no assurance that all risks are adequately insured against particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because it maintains mutual insurance, the Company is subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance and to premium increases based on prior loss experience. Any such shortfalls could have a material adverse impact on the Company.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Stolt is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of Stolt and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                                AGE*      POSITION
-----------------------------------------------     -----     ---------------------------------------------------------
Jacob Stolt-Nielsen, Jr........................          66   Chairman of the Board and Chief Executive Officer
Carroll N. Bjornson............................          68   Director
Philip W. Darwin...............................          68   Director
Erling C. Hjort................................          61   Director
Tadatoshi Mamiya...............................          55   Director
Christer Olsson................................          52   Director
Jacob B. Stolt-Nielsen.........................          35   Director and President--Terminal Operations
Niels Gregers Stolt-Nielsen....................          33   Director and President--Seafood Business
Christopher J. Wright..........................          63   President and Chief Operating Officer
Jan Chr. Engelhardtsen.........................          46   Chief Financial Officer
Samuel Cooperman...............................          52   President--Tanker Operations
Reginald J.R. Lee..............................          54   Managing Director--Tank Container Operations
Bernard Vossier................................          53   Chief Executive Officer--Subsea Services Business

------------------------

*   As of February 28, 1998.

    Under the terms of Stolt's Articles, its Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been Stolt's practice to elect Directors for one-year terms. Under the Articles, the Board consists of not fewer than three nor more than nine Directors at any one time. Stolt's Board of Directors currently consists of eight members.

    Jacob Stolt-Nielsen, Jr. has served as Chairman of the Board and Chief Executive Officer of the Company since he founded it in 1959. Mr. Stolt-Nielsen also serves as Chairman of SCS.

    Mr. Wright has served as President and Chief Operating Officer of the Company since July 1986.

    Mr. Engelhardtsen has served as Chief Financial Officer since 1991. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with the Company since 1974.

    Mr. Cooperman has served as President of the Tanker Operations since 1989. Previously, he served as Chartering Manager, responsible for marketing and operations activities. He joined the Company in 1974.

    Mr. Lee has served as Managing Director of the Tank Container Operations since 1987. He joined the Company in 1982 when the Company acquired United Tank Containers Limited.

    Jacob B. Stolt-Nielsen has served as President, Stolthaven Terminals and Stolt Transportation Services since October 1992, with responsibility for the Company's storage business. He joined the Company in 1987 and has served in various positions in Oslo, Singapore and Greenwich. He has served as a Director of Stolt since May 1995.

    Mr. Vossier was appointed President of the Subsea Services Business in May 1995. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

    Niels Gregers Stolt-Nielsen has served as a Director of the Company since 1996 and has served as President of Stolt Sea Farm since June 1996. Mr. Stolt-Nielsen joined the Company in 1990 in Greenwich, working first as a Shipbroker and then as Round Voyage Manager. In 1994 he opened and organized the Company's representative office in Shanghai.

    Mr. Bjornson has served as a Director of the Company since 1974. He was employed by the Company in a variety of executive capacities from 1963 to 1985. He resigned in 1985 and became Chairman and Chief Executive Officer of Maryland Marine Inc. until its sale in November 1997.

    Mr. Darwin has served as a Director of the Company since 1989. He is Chairman of a British investment trust company and a Director of a number of other companies.

    Mr. Hjort has served as a Director of the Company since May 1995. He joined the Norwegian law firm of Wikborg, Rein & Co. in Oslo in 1964, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Supreme Court, and in 1993 he became the Senior Partner in Wikborg, Rein & Co.

    Mr. Olsson has served as a Director of the Company since 1993. He is President of Walleniusrederierna AB with which he has been associated since 1984. He serves as a Director of Walleniusrederierna AB, Atlantic Container Line AB and as the Chairman of the Swedish Shipowners' Association.

    Mr. Mamiya has served as a Director of the Company since August 1997 as the NYK nominee to the Board of Directors. He joined NYK in 1966 and is currently Managing Director of NYK Bulkship (Europe) Ltd.

    Jacob B. Stolt-Nielsen and Niels Gregers Stolt-Nielsen are the sons of Jacob Stolt-Nielsen, Jr.

    Under a Shareholders' Agreement between NYK and an entity controlled by the Stolt-Nielsen family, during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, Class B shares or any combination thereof (or the equivalent thereof after any stock split or recapitalisation), such entity shall support NYK's nomination of one person to the Board of Directors of Stolt.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described in Item 10 above, Stolt does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the eight officers, excluding non-executive directors, performing such executive functions for the Company for the fiscal year ended November 30, 1997 (including profit sharing awards and certain benefits) was $5,525,994. In addition, $69,429 was contributed on behalf of such officers to defined contribution pension plans maintained by the Company and its subsidiaries. During 1997, Stolt executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $280,000 plus expenses.

PROFIT SHARING PLAN

    Stolt has a Profit Sharing Plan which pays 10% of the net profit of the Transportation Services Business (after specified adjustments) to the majority of the employees worldwide of the Transportation Services Business other than those covered by collective bargaining agreements. Separate Profit Sharing Plans are maintained by the Subsea Services Business and the Seafood Business. Under each such plan, the determination of an employee's individual award is based on performance, salary, and overall contribution to the Company. The Transportation Services Profit Sharing Plan is administered by a Compensation Committee appointed by the Stolt Board of Directors. The Subsea Services Profit Sharing Plan is administered by a Compensation Committee appointed by SCS's Board of Directors. The Seafood Profit Sharing Plan is administered by the Compensation Committee appointed by the Stolt Board of Directors. For the fiscal year ended November 30, 1997, $6,157,000 was paid by the Transportation Services Business Profit Sharing Plan to its officers and employees, with $683,029 of this amount paid to those officers performing executive and administrative functions. For the fiscal year ended November 30, 1997, a total provision of $3,800,000 has been made for payment by the Subsea Services Business. The payment of Profit Sharing for 1997 will not be made until 1998 and the portion to be allocated to officers has not yet been determined. No amounts were paid under the Profit Sharing Plans maintained by the Seafood Business to those officers performing executive and administrative functions.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Stolt has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common Shares and related Class B Shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common Shares, 5,180,000 Class B Shares, or any combination thereof not exceeding 5,180,000 shares. Options may be granted under the 1987 Plan and the 1997 Plan exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Stolt Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    Following the Class B Share distribution in December 1995, in accordance with the revised terms of the 1987 Plan, holders of Common share options outstanding on the date of such distribution receive one Class B Share at no additional consideration for every two Common Share options exercised.

    As of April 30, 1998, options for 1,577,138 Common Shares and 661,101 Class B Shares were outstanding under the Plans. Of this total, options for 409,100 Common Shares and 181,300 Class B Shares were outstanding in accordance with their stated terms to employees who are Directors and executive officers of Stolt. The options are exercisable at the respective prices set out below and expire on the dates indicated:

                                       NUMBER OF SHARES
                        EXERCISE          FOR WHICH
                          PRICE          OUTSTANDING              EXPIRATION DATE
                      -------------  --------------------  -----------------------------
Common Shares
                        $  10.250               7,063      June 1998
                           23.750              48,150      June 1999
                           21.750              52,500      June 2000
                           17.125              51,125      January 2001
                           12.750             111,775      December 2002
                           17.500               4,000      August 2003
                           15.750             184,625      December 2003
                           19.750             206,700      December 2004
                           25.375               3,000      May 2005
                           28.625             263,650      December 2005
                           18.500               4,500      April 2006
                           17.750              10,000      July 2006
                           16.875               4,250      September 2006
                           17.125             190,550      December 2006
                           18.625                 650      December 2006
                           16.375               1,100      May 2007
                           22.500               2,500      August 2007
                           20.250               5,000      December 2007
                           20.125             426,000      December 2007
                                           ----------
                                            1,577,138
                                           ----------
                                           ----------

                                       NUMBER OF SHARES
                        EXERCISE          FOR WHICH
                          PRICE          OUTSTANDING              EXPIRATION DATE
                      -------------  --------------------  -----------------------------
Class B Shares
                        $     Nil             466,301      June 1998-December 2005
                           17.500             190,550      December 2006
                           18.250                 650      December 2006
                           16.750               1,100      May 2007
                           22.125               2,500      August 2007
                                           ----------
                                              661,101
                                           ----------
                                           ----------

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 18 to the Company's 1997 Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has elected to provide financial statements for the fiscal year ended November 30, 1997 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    1.  Consolidated Financial Statements
       Report of Independent Public Accountants
       Consolidated Balance Sheets as of November 30, 1997 and 1996 Consolidated Statements of Income for the years ended November 30, 1997,
    1996 and 1995
       Consolidated Statements of Shareholders' Equity for the years ended November 30,
       1997, 1996 and 1995
       Consolidated Statements of Cash Flows for the years ended November 30, 1997, 1996 and 1995
       Notes to Consolidated Financial Statements

    The Company's consolidated financial statements and related notes referred to above and the report of Arthur Andersen, the Company's Independent Public Accountants, appearing on pages 25 through 44 of the Company's 1997 Annual Report filed with the Securities and Exchange Commission on Form 6-K, are incorporated herein by reference.

    2.  Supplementary Schedules
       Report of Independent Public Accountants on Schedules
       Schedule II--Valuation and Qualifying Accounts

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) FINANCIAL STATEMENTS.

       See list in Item 18.

    (b) EXHIBITS.

2.1 Consent of Arthur Andersen, Independent Public Accountants.

2.2 Consent of Elvinger, Hoss & Prussen.

2.3 Statement re: computation of per share earnings.

2.4 Company's 1997 Annual Report, pages 17 through 44.

2.5 Articles of Incorporation.

27  Financial Data Schedule.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                STOLT-NIELSEN S.A.

                                By:  /s/ CARROLL N. BJORNSON
                                     -----------------------------------------
                                     Name: Carroll N. Bjornson
                                     Title: Director

                                By:  /s/ JAN CHR. ENGELHARDTSEN
                                     -----------------------------------------
                                     Name: Jan Chr. Engelhardtsen
                                     Title: Chief Financial Officer

Date: May 28, 1998

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Public Accountants..............................................        F-2

Supplementary Schedule

  Schedule II--Valuation and Qualifying Accounts......................................        F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT-NIELSEN S.A.

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference to this Form 20-F, and have issued our report thereon dated February 18, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN

London, England
May 28, 1998

                                                                     SCHEDULE II

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                                                                 WRITE OFFS                 BALANCE
                                                       BALANCE AT   CHARGED TO     AGAINST                    AT
                                                        BEGINNING    COSTS AND       THE       OTHER ADD    END OF
                                                        OF PERIOD    EXPENSES      RESERVE    (DEDUCT)(A)   PERIOD
                                                       -----------  -----------  -----------  -----------  ---------
FOR THE YEAR ENDED
  November 30, 1995:
    Allowance for doubtful accounts..................   $   3,723    $   1,631    $  (2,202)   $     270   $   3,422
    Other............................................      20,858        1,907       (1,417)         (81)     21,267
FOR THE YEAR ENDED
  November 30, 1996:
    Allowance for doubtful accounts..................   $   3,422    $   2,349    $  (1,239)   $     473   $   5,005
    Other............................................      21,267        3,687         (248)      (1,914)     22,792
FOR THE YEAR ENDED
  November 30, 1997
    Allowance for doubtful accounts..................   $   5,005    $   1,054    $    (162)   $    (690)  $   5,207
    Other............................................      22,792       15,447         (645)       1,877      39,471

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.