Form 20-F
period 1998-11-30
STOLT NIELSEN S A
filed 1999-05-25
CIK 831980

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1998
                         COMMISSION FILE NUMBER 0-16977

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

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                          Common Shares, no par value
                          Class B Shares, no par value
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:
                                      None

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

Common Shares, no par value:....................................  29,315,408*
Class B Shares, no par value:...................................  25,186,507**
Founder's Shares, no par value:.................................  7,809,328

------------------------

* The number of outstanding Common Shares excludes 1,921,905 Common Shares owned by a subsidiary.

** The number of outstanding Class B Shares excludes 5,766,905 Class B Shares owned by a subsidiary.

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

                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     -----
PART I..........................................................................................................           1
           Item 1.     Description of Business..................................................................           1
                        General.................................................................................           1
                        Overview and History....................................................................           1
                        Strategy................................................................................           2
                        Businesses..............................................................................           4
                        Regulation..............................................................................          10
                        Competition.............................................................................          13
                        Other Matters...........................................................................          14
           Item 2.     Description of Property..................................................................          15
                        Parcel Tanker Fleet.....................................................................          15
                        Fleet of Stolt Comex Seaway.............................................................          19
                        Other Properties........................................................................          21
           Item 3.     Legal Proceedings........................................................................          21
           Item 4.     Control of Registrant....................................................................          22
           Item 5.     Nature of Trading Market.................................................................          22
           Item 6.     Exchange Controls and Other Limitations Affecting Security Holders.......................          23
                        Exchange Controls.......................................................................          23
                        Limitations Affecting Shareholders......................................................          24
           Item 7.     Taxation.................................................................................          25
                        U.S. Taxation...........................................................................          25
                        Luxembourg Taxation.....................................................................          25
           Item 8.     Selected Financial Data..................................................................          25
                        Dividends...............................................................................          25
           Item 9.     Management's Discussion and Analysis of Results of Operations and Financial Condition....          25
                        Recent Developments.....................................................................          26
                        Year 2000 Issue.........................................................................          26
                        Forward-Looking Statements..............................................................          26
                        Factors Affecting Revenues and Costs....................................................          27
           Item 9A.    Quantitative and Qualitative Disclosures about Market Risk...............................          34
           Item 10.    Directors and Officers of Registrant.....................................................          35
           Item 11.    Compensation of Directors and Officers...................................................          36
           Item 12.    Options to Purchase Securities from Registrant or Subsidiaries...........................          37
           Item 13.    Interest of Management in Certain Transactions...........................................          38

PART III........................................................................................................          38
           Item 15.    Defaults Upon Senior Securities..........................................................          38
           Item 16.    Changes in Securities, Changes in Security for Registered Securities and Use of
                         Proceeds...............................................................................          38

PART IV.........................................................................................................          38
           Item 17.    Financial Statements.....................................................................          38
           Item 18.    Financial Statements.....................................................................          39
           Item 19.    Financial Statements and Exhibits........................................................          39

------------------------

Note: Omitted items are inapplicable.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt-Nielsen S.A. ("Stolt") is a holding company which, through its subsidiaries, is engaged in: the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids; subsea services covering all phases of offshore oil and gas operations from exploration to decommissioning; and aquaculture, the production, marketing, and distribution of farmed fish. In this Report, "Company" or "Group" refers to Stolt and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years involve the fiscal year ended November 30.

OVERVIEW AND HISTORY

    The Company is engaged in three businesses: Transportation Services, Subsea Services, and Seafood.

    The Transportation Services business is carried out through the Stolt-Nielsen Transportation Group ("SNTG") which represented approximately 52% of the Company's 1998 net operating revenue, approximately 52% of 1998 recurring income from operations, and approximately 64% of total assets as of November 30, 1998. SNTG is one the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. SNTG, through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal, and rail services, provides integrated logistics solutions for its customers on a worldwide basis.

    SNTG is the largest operator of parcel tankers in the world. SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from the Group's first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI has subsequently changed its name to Stolt-Nielsen Transportation Group Ltd.

    SNTG is also one of the largest operators in the tank container market, currently operating approximately 12,184 tank containers. SNTG's tank container operations specialize in smaller lot shipments of bulk liquid products. These are primarily operated for door-to-door shipments. SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly-manufactured tank containers and through acquisitions.

    In addition, SNTG has investments in or alliances with ten bulk storage terminals. These terminals are integrated with SNTG's tanker operations and serve as hubs for its regional tanker and rail- and road-based services to provide door-to-door transportation. SNTG's terminal network includes four wholly-owned terminals with a total capacity of 4.9 million barrels SNTG also has a terminal joint venture with the Bolton Group in Malaysia. In July 1998, SNTG acquired a 25% minority interest in Dovechem Terminals Holdings Ltd. ("Dovechem") which has terminals and drum manufacturing interests in China and South East Asia. In March 1999, SNTG acquired an additional 6% in Dovechem to bring the total shareholding up to 31%, and a 40% interest in Jeong Il Energy Co. Ltd., which operates the Jeong Il Tank Terminal ("JTT") in South Korea. In March 1999, SNTG acquired a 5.08% interest, for investment purposes, in Koninklijke Van Ommeren NV ("KVO"), which has a leading position in the global chemical, petroleum, and vegetable oil storage market.

    Subsea Services is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company currently holds a 44.9% economic interest and a 61.6% voting interest. SCS is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance, and repair services to its customers in the offshore oil and gas industry. SCS was formed by the Company through the acquisitions of Stolt-Nielsen Seaway A/S ("Seaway") in March 1992 and Comex Services S.A. ("Comex") in June 1992.

Seaway was founded by Jacob Stolt-Nielsen, the Company's Chairman, in 1973 to provide services for offshore oil and gas exploration and production in the North Sea. Comex, which was founded in 1961, was a leading worldwide underwater services contractor with a strong presence in major offshore markets outside the U.S. SCS completed an initial public offering in May 1993 and secondary offerings in March and November 1997.

    In August 1998, SCS acquired Ceanic Corporation ("Ceanic") for approximately $219 million in a strategic move to secure a major position in the growing and important Gulf of Mexico market. The acquisition gave SCS an established base in Houston from where major U.S. customers direct their worldwide business. With Ceanic, SCS took ownership of a substantial fleet of ships, remotely operated vehicles ("ROVs"), and other related technologies. Stolt believes that Ceanic is a major contractor in the shallow water oil field maintenance market and is expanding its service offering into deeper waters with the new dynamically positioned ships and deep water ROVs acquired over the past year. By adding the SCS technology and deepwater ships that will be relocated to this region in 1999, Stolt expects SCS to become a major subsea contractor in the Gulf of Mexico. In December 1998 SCS acquired the ROV business of Dolphin Offshore A/S for approximately $17 million. This acquisition included 21 ROVs, the majority of which are on long-term contracts to major oil companies in Norway.

    Stolt Sea Farm ("SSF"), wholly-owned by Stolt, produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by the Company in late 1991.

    In February 1999, a reorganization was conducted in order to implement the Company's strategy in the international logistics market by combining the tanker, tank container, and terminal operations under the name of Stolt-Nielsen Transportation Group Ltd. Stolt Sea Farm Holdings Ltd. was also established to consolidate activities in the seafood business. These actions are expected to put the Company's businesses in a better position to participate in alliances and market consolidation.

    Stolt was incorporated in Luxembourg in 1974 as the holding company for all of the Group's activities. Stolt's registered office is located at 23, Avenue Monterey, L-2086 Luxembourg and it is registered at the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179". Stolt's principal executive offices are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number 44-171-611-8960; internet address www.stoltnielsen.com.

    Stolt is a publicly-traded company listed on the Nasdaq National Market ("Nasdaq") and the Oslo and London Stock Exchanges.

    The Company has 58 offices and facilities in 23 countries. The Company employs approximately 9,400 persons worldwide.

STRATEGY

    The Company pursues a strategy of seeking to provide sophisticated industrial services to customers in niche markets which demand complex technology. The Company aims to operate in global markets where it is, or believes it can become, the market leader. The Company's investment philosophy is to generate value over the long term.

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

    In response to economic pressures and to improve profitability, many chemical companies have downsized and outsourced their logistics functions. This gives SNTG the opportunity to provide these companies with solutions for this important aspect of their global strategies and international marketing. To better integrate its services and logistics with its customers, SNTG has developed a proprietary internet-based customer information system.

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

    In 1994, SNTG embarked upon a newbuilding program to construct 25 new parcel tankers designed to meet increasing demand for its transportation services and to replace the first generation of purpose-built parcel tankers built in the early to mid 1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. In April 1999, it was agreed with the shipyard to cancel the third of the three ships in the French series.

    SNTG's tank container operations provide transportation services for many of the same type of bulk liquids that are carried in parcel tankers, although tank containers transport smaller lots. Generally, parcel tankers are more economical for lots greater than 150 metric tons, whereas tank containers are more economical for smaller lots. A major trend in the tank container market is the conversion from transportation of liquids in drums to tank containers. The transportation of liquids in tank containers provides a cleaner, safer, and more economical means of transportation than by drums. It is SNTG's intention to continue to expand its presence in this market in response to the needs of its customers, and to continue to provide an important link in SNTG's transportation service chain. By using tank containers, SNTG is able to offer door-to-door, just-in-time deliveries. In developing countries in the Asia Pacific region where there is little supporting infrastructure for tank containers, SNTG has been a pioneer in developing cleaning and maintenance facilities.

    SNTG's terminal operations support its parcel tanker operations by enabling quicker turnaround of the tankers when in port. They also provide hubs for servicing SNTG's customers by integrating storage with sea and land transportation by parcel tanker, rail, and road. It is SNTG's strategy to take advantage of existing infrastructure and to make selective investments to increase the capacity of its existing terminal facilities, as well as to look for new opportunities on a worldwide basis which will support the strategic objectives of expanding its network of services and improving operational efficiency through faster parcel tanker turnaround and the integration of transportation services.

    SCS's strategy is to enhance its position as a leading full-service subsea contractor providing technologically advanced and cost-effective life-of-field subsea services to its customers. SCS has consistently expanded and upgraded its fleet in order to provide cost-effective solutions to its customers and to enable the development of offshore fields that otherwise might not be commercially viable. Between 1993 and March 31, 1999, SCS invested $400 million in new technology and equipment to respond to growing demand in the market, with an additional $47 million committed or planned for the remainder of 1999.

    The acquisition of Ceanic has enabled SCS to enter the shallow water maintenance market in the Gulf of Mexico, a new market for SCS. Through the Ceanic acquisition, SCS also took over Ceanic's "Big Inch" Marine Systems subsea pipeline connector business and the "Tarpon Tower" technology. SCS believes that both of these businesses have considerable growth potential. The "Big Inch" technology lends itself to

SCS's established robotic skills for deepwater work and the "Tarpon Towers" have become an integral part of SCS's shallow water field development solutions worldwide.

    SSF's strategy is to focus on its core products of Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar, to continue to seek to reduce its costs, to develop sales for other producers, to develop a global marketing and distribution organization, and to shift production further down the value-chain towards more high value-added retail products.

BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of the businesses for the year ended November 30, 1998:

                                                                     NET
                                                                  OPERATING            INCOME FROM           IDENTIFIABLE
                                                                   REVENUE              OPERATIONS              ASSETS
                                                             --------------------  --------------------  --------------------
                                                                                      (IN MILLIONS)
STOLT-NIELSEN TRANSPORTATION GROUP:
  Tankers..................................................  $     658         37% $      61         32% $   1,485         49%
  Tank Containers..........................................        219         12%        29         15%       220          8%
  Terminals................................................         54          3%         8          4%       217          7%
STOLT COMEX SEAWAY.........................................        650         36%        78         41%       877         29%
STOLT SEA FARM.............................................        216         12%        14          8%       209          7%
                                                             ---------  ---------  ---------  ---------  ---------  ---------
    Total..................................................  $   1,797        100% $     190        100% $   3,008        100%
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------  ---------

GEOGRAPHIC DISTRIBUTION

    The following table sets out net operating revenue in the major geographical areas of the world for the Company's three businesses for each of the periods indicated. For SNTG, net operating revenue is allocated on the basis of the geographical area where cargo is loaded or handled.

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
                                                                                                (IN MILLIONS)
STOLT-NIELSEN TRANSPORTATION GROUP:
Tankers:
  North America......................................................................  $     313  $     329  $     310
  Europe.............................................................................        146        160        154
  Asia...............................................................................        152        165        155
  Other areas and miscellaneous revenue..............................................        105         75         86
  Less: Commissions, sublet costs, transshipment, and barging expenses...............        (58)       (64)       (49)
                                                                                       ---------  ---------  ---------
                                                                                             658        665        656
                                                                                       ---------  ---------  ---------
Tank Containers:
  North America......................................................................         78         81         66
  Europe.............................................................................         76         68         55
  Asia...............................................................................         54         57         53
  South America and other............................................................         11         13         12
                                                                                       ---------  ---------  ---------
                                                                                             219        219        186
                                                                                       ---------  ---------  ---------
Terminals:
  North America......................................................................         48         42         46
  South America......................................................................          6          5          3
                                                                                       ---------  ---------  ---------
                                                                                              54         47         49
                                                                                       ---------  ---------  ---------
STOLT COMEX SEAWAY:
  North America......................................................................         63          9          8
  Europe.............................................................................        433        339        217
  Asia...............................................................................         38         40         39
  South America and other............................................................        116         43         49
                                                                                       ---------  ---------  ---------
                                                                                             650        431        313
                                                                                       ---------  ---------  ---------
STOLT SEA FARM:
  North America......................................................................         88         62         59
  Europe.............................................................................         52         54         72
  Asia and other.....................................................................         76         48         16
                                                                                       ---------  ---------  ---------
                                                                                             216        164        147
                                                                                       ---------  ---------  ---------
  Total..............................................................................  $   1,797  $   1,526  $   1,351
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

STOLT-NIELSEN TRANSPORTATION GROUP

    SNTG is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. These products are carried on worldwide seaborne trade routes for the producers, refiners, and distributors of such products, as well as for trading, end-manufacturing, and industrial companies. Several of SNTG's largest customers are among the world's major chemical companies. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport lots greater than 150 metric tons, while tank containers are typically more economical for the transportation of smaller lots. SNTG's terminal operations facilitate the turnaround of its parcel tankers. The different operations of SNTG share many of the same customers and employ many of the same chemical handling and cleaning technologies. While the parcel tanker operations remain SNTG's single largest activity, the expansion of its tank container operations and storage and distribution services has increasingly enabled SNTG to provide integrated logistics solutions for its customers' transportation requirements. SNTG offers fully integrated transport and logistic services including intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, rail, and storage. Over the last several years, SNTG has entered into strategic alliances and supplier partnership agreements with major customers. Under these arrangements, SNTG is the preferred or exclusive supplier of applicable transportation and storage services to the customer worldwide.

STOLT-NIELSEN TRANSPORTATION GROUP--TANKER OPERATIONS

    SNTG is the largest operator of parcel tankers in the world. As of March 31, 1999, SNTG marketed a fleet of 128 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 45,000 deadweight tons ("dwt") (of which 70 were over 10,000 dwt), and totaling approximately 2.25 million dwt.

    The parcel tanker industry occupies a market niche in the worldwide tanker trade and represents only about 3% of the dwt of the international tanker fleet. Unlike crude oil tankers which generally load a full cargo at one port for one customer and discharge at one destination, parcel tankers, as the name implies, carry many cargoes (as many as 58 parcels) for many customers on the same voyage and load and discharge cargo at many ports. A parcel tanker may carry a wide range of bulk liquids shipped in parcels of several hundred to several thousand tons each.

    To facilitate handling of the diverse range of products carried by parcel tankers, the fleet is comprised of highly specialized ships. SNTG's sophisticated intercontinental parcel tankers will typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than for equivalently-sized product tankers.

    SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These patterns result in high load factors, with ships seldom sailing without cargo.

    SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS" or "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The Joint Service participants include affiliates and non-affiliates of the Company. This fleet currently is comprised of 71 parcel tankers totaling approximately 2.02 million dwt. Of these, SNTG owns 38 ships and time-charters two ships for participation in the STJS.

    The Joint Service operates six ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt", 50%-owned by the Company), six ships owned by Rederi AB Sunship, four ships owned by Barton Partner Limited, three ships owned by Bibby Pool Partner Limited, two ships owned by Unicorn Lines (Pty) Limited, and two ships owned by Hikawa Stolt Tankers Inc. (50%-owned by the Company). The STJS currently has an additional five tankers on time-charter through its agent Stolt Tankers Inc. ("STI").

    Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to seek to optimize its total results.

    STI, a Liberian corporation wholly owned by the Company, acting as agent for the STJS, enters into contracts with third parties on behalf of the STJS. The STJS ships are marketed by SNTG's professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. Management believes that SNTG's ships operating in the STJS derive higher utilization, revenues, and profitability than competitors operating outside a similar pooling arrangement.

    SNTG also operates tankers in six regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers, as well as small tankers operated by the Stolt-Nielsen Inter Asia Services, are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Caribbean Service operates in the Caribbean Sea and Gulf of Mexico markets. The Stolt-Nielsen Inter Europe Service operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 33 inland tankers on the River Rhine and the adjacent Rotterdam Antwerp waterways.

    SNTG manages all of its own ships and employs its own seafarers. It has secured International Standards Organization ("ISO") 9002 Certification for its chartering, operations, and ship management activities worldwide.

    SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers. In some markets third-party brokers support this effort. SNTG's top ten tanker customers and top ten products accounted for 32% and 29%, respectively, of the total SNTG tanker revenue in 1998.

    SNTG's tanker operations make extensive use of information systems for estimating voyages, scheduling cargo, stowing cargo, billing customers, tracking product handling and cleaning requirements, and managing ships. These systems not only control and track the status of each cargo movement but also keep the customer informed through system-generated estimated time of arrival notices. SNTG's Cargo STOW system has won a Windows World Open award for best Microsoft Windows system for distribution companies.

STOLT-NIELSEN TRANSPORTATION GROUP--TANK CONTAINER OPERATIONS

    The emergence of liquid tank containers as a means of transporting bulk liquids dates back to the early 1970s. Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames, with the same outside dimensions as 20 foot dry box containers. They carry 17,000 to 24,000 liters of bulk liquids (16 to 20 tons, depending upon the specific gravity of the product). This compares to the smallest compartment in a parcel tanker which carries approximately 100,000 liters of bulk liquid. Tank containers are fully intermodal and are transported on container ships, rail cars, and trucks owned by others.

    Prior to 1998, growth in the tank container market had been broad based. In 1998, the growth in the tank container market slowed considerably, primarily the result of weakened demand for tank container shipments into and within Asia Pacific, partially offset by increased shipments from Asia Pacific and other developing markets. As of March 31, 1999, SNTG controls a fleet of 12,184 tank containers of which approximately 7,929 are owned, and approximately 4,255 tank containers are leased in or managed for customers. This compares to a total controlled fleet of 13,751 tank containers at November 30, 1998.

    SNTG specializes in offering door-to-door tank container transportation services, making all transportation arrangements from origin to destination on behalf of the shipper. SNTG is the largest operator in the door-to-door business, deploying approximately 10,242 tank containers in all major worldwide markets. Management estimates that it has about 18% of the total door-to-door business in the markets served. In addition, approximately 1,942 tank containers are managed on behalf of customers. Until February 1999, SNTG also operated a leasing division, which leased tank containers to shippers who wish to operate their own containers. On February 12, 1999, the 2,830 tank containers in the leasing division were sold to TransAmerica Leasing Inc.

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

    SNTG also operates a fleet of 329 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

    SNTG's tank container operations requires its own infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston, and the Asia Pacific region, SNTG has established its own facilities to ensure high standards of quality, reduce costs, and speed market penetration. The facilities in Japan, China, Taiwan, and Korea are operated through joint ventures.

    The business systems of SNTG's tank container operations have received ISO 9002 Certification. SNTG's Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track and bill for all tank container movements.

STOLT-NIELSEN TRANSPORTATION GROUP--TERMINAL OPERATIONS

    SNTG has interests in investments in or alliances with ten bulk liquid storage terminals. SNTG's terminals offer storage services and consolidate inland waterway and land transportation for more efficient operation and better customer service. SNTG owns and operates three tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately 4.9 million barrels of liquid storage. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and for third parties.

    The following table contains information on SNTG's terminals:

                                                                 %          YEAR       CAPACITY
STORAGE LOCATION                                              HOLDING     ACQUIRED    (BARRELS)
----------------------------------------------------------  -----------  -----------  ----------
Perth Amboy, New Jersey...................................         100%     1983       2,258,000
Houston, Texas............................................         100%     1982       1,547,500
Chicago, Illinois.........................................         100%     1975         741,000
Santos, Brazil............................................         100%     1982         349,000
                                                                                      ----------
SUBTOTAL..................................................                             4,895,500
                                                                                      ----------
Joint Ventures
  Westport, Malaysia......................................          40%     1998         226,000
  Shenzen, China..........................................          31%   1998/1999      640,175
  Shanghai, China.........................................          31%   1998/1999      168,000
  Ulsan, South Korea......................................          40%     1999       1,946,700
                                                                                      ----------
TOTAL.....................................................                             7,876,375
                                                                                      ----------
                                                                                      ----------

    SNTG also has an arrangement with subsidiaries of KVO pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port. SNTG has acquired a 5% interest in KVO for investment purposes. SNTG has a 40% ownership in a terminal joint venture with the Bolton Group in Westport, Malaysia. SNTG holds a 31% interest, up from 25% at November 30, 1998, in Dovechem, a Singapore-based company which operates terminals in Shenzen and Shanghai, China and is also a leading manufacturer and distributor of drums for the chemical industry in Asia. In March 1999, SNTG purchased a 40% interest in Jeong Il Energy Co. Ltd. which operates JTT in South Korea. JTT is the largest chemical storage terminal in Ulsan, the entry port for the Korean chemical industry. It is planned to develop this terminal as SNTG's north Asian Pacific hub and transshipment point for onward distribution.

    SNTG obtained ISO 9002 certification for its terminal business systems in Houston, Chicago, Perth Amboy, and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

STOLT COMEX SEAWAY

    SCS is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance, and repair services to its customers in the offshore oil and gas industry. SCS develops and applies innovative and cost-efficient subsea techniques that address the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. SCS has operated in more than 60 countries worldwide and currently operates in over 20 countries. SCS's business backlog at March 31, 1999 stands at $596 million, of which $355 million is for 1999. This compares to a backlog at March 31, 1998 of $517 million, of which $274 million was for 1998.

    The services offered by SCS cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, SCS provides seabed survey and drilling support services. During the development phase, SCS provides, with partners when appropriate, engineering design, component procurement, and installation of subsea equipment, well control umbilicals, flowlines, and production risers. During the production phase, which may continue for many years, SCS inspects, maintains, and repairs platforms, pipelines, flowlines, and subsea equipment. Following the production phase, SCS provides field decommissioning services including the removal of offshore structures and subsea equipment.

    SCS offers three principal product lines. Field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems and installation of rigid and flexible flowlines, small-diameter pipelines, and well control umbilicals. Subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting, and pipeline stabilization. Subsea services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance, and repair.

    In addition to its main product lines, SCS offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship, STANISLAV YUDIN, chartered from SCS's joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil.

    The remainder of the joint ventures in which SCS has interest have been entered into on a project-specific basis to enhance the range of services provided to the customer. In these joint ventures, SCS will typically have interests ranging from 22% to 50%.

    SCS operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of SCS's subsea activities are performed. SCS owns or charters a fleet consisting of four flexible flowline and umbilical lay ships, one rigid and flexible flowline lay ship, three construction ships, two survey ships, seven inspection, repair, and maintenance ships, 16 shallow water ships, one heavy lift ship operated through SHL, 11 lay barges and tugs, 108 ROVs, and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a subsea construction ship, and continuous investment in new ROV technology and construction equipment. SCS also took over the long-term lease on the DISCOVERY, a multipurpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    During 1998 SCS entered into a long-term charter for the NTL 900 a derrick/lay barge. In addition, the SEAWAY KINGFISHER, a diverless inspection, repair and maintenance ship, was introduced into the North Sea market at the end of August 1998.

STOLT SEA FARM

    SSF concentrates on the production of Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar by employing modern techniques in breeding, farming, and processing to produce high quality seafood in controlled environments. It develops its production in clusters of farms designed to reduce production costs while maintaining high standards of husbandry. It is seeking to become a low cost producer and believes that this objective is now being achieved. Purchasers of SSF's products include importers, smokehouses, restaurants, retail chains, and other distributors in Europe, the U.S., and Asia Pacific. From Norway and Scotland, SSF supplies the European market and exports to Japan and East Asia. The American market is supplied by production from Canada, Maine, Norway, and Chile. These areas also export to the Japanese and East Asian markets.

    Atlantic salmon and salmon trout are sold fresh, frozen, or in products further processed for the convenience of its customers. SSF believes processed or value-added products will become increasingly important in the future as consumers increasingly turn to ready-packed seafood as they have in the case of chicken and meat products. The international turbot market is small with a wild catch of 5,000 to 10,000 tonnes and farmed production of 3,000 tonnes. SSF also farms sturgeon in California and supplies both sturgeon meat and caviar for sale.

REGULATION

    The Company's businesses are subject to international conventions and U.S. and other governmental regulations which strictly regulate various aspects of the Company's operations. In addition, the Company is required by various governmental and other regulatory agencies to obtain certain permits, licenses, and certificates with respect to its equipment and operations. The kinds of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has or can readily obtain all permits, licenses, and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. The Company has entered into such arrangements where necessary.

STOLT-NIELSEN TRANSPORTATION GROUP

    SNTG is subject to the international and national conventions and regulations which cover ocean shipping generally and the transport of chemicals and oil in bulk specifically. The major international conventions applicable to SNTG's operations include the International Convention on the Safety of Life at Sea; the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978, as amended; the International Convention on the Standards of Training, Certification and Watchkeeping of Seafarers; and the Convention on Civil Liability for Oil Pollution Damage. Applicable national regulations for SNTG's operations in U.S. waters include the Port and Tanker Safety Act, the Hazardous Materials Transportation Act, the Clean Air Act, the Clean Water Act, the U.S. Oil Pollution Act of 1990 ("OPA '90"), and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") (see specific discussion on OPA '90 and CERCLA below).

    In addition, specifically to protect the purity of fats and vegetable oils, SNTG complies with the latest cargo rules established by the National Institute of Oilseed Products in the U.S. and the Federation of Oils, Seeds, and Fats Associations in Europe. SNTG's Dedicated Vegetable Oil Service has been developed as a direct result of these rules.

    SNTG's river parcel tanker activities are governed by the European Agreement on Regulations for the Carriage of Dangerous Substances on the Rhine and other applicable standards for service on the Rhine River in Europe and by the U.S. Coast Guard safety and pollution prevention regulations.

    As a foreign-owned corporation, SNTG is prohibited by U.S. Federal law from owning more than a 25% interest in ships operating in the U.S. coastwise market and in the U.S. inland waterway system.

    In addition to many of the regulations governing the parcel tanker operations, SNTG's tank container operations are subject to the International Convention for Safe Containers which establishes guidelines for the construction of tank containers; the International Maritime Dangerous Goods Code which regulates the construction and periodic testing of equipment used to transport hazardous packaged liquids; and regulations of other comparable national authorities regarding the use of containers on rail cars and the transport of hazardous materials by rail or road.

    Additional regulations specific to SNTG's terminal operations in the U.S. are the Resource Conservation and Recovery Act regarding the reporting, recordkeeping, and handling of hazardous waste and the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

STOLT COMEX SEAWAY

    SCS's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, SCS is required by various governmental and other regulatory agencies to obtain certain permits, licenses, and certificates with respect to its equipment and operations. The kinds of permits, licenses, and certificates required in the operations of SCS depend upon a number of factors. SCS believes that it has or can readily obtain all permits, licenses, and certificates necessary to conduct its operations. Some countries require that SCS enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

    SCS's operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations, and economics are affected by price control, tax, and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect SCS's operations and those of its customers.

STOLT SEA FARM

    SSF is subject to the laws and regulations of the individual countries in which its operations are situated and international conventions, which strictly regulate various aspects of its operations. The hatcheries, the ongrowing sites, and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF's products in various markets around the world.

    The European Union ("EU") has been a major market for Norwegian salmon. In 1996, the Norwegian government imposed a feed quota regime on farmers in Norway in order to accommodate demands from EU farmers to reduce the production of salmon in Norway. These feed quotas have been retained since then, with a 15% increase in the quota in 1997, a 2% increase for 1998, and a 5% increase for 1999. The government has also strictly enforced density regulations that limit the tonnage of output of each farming concession. The combination of feed quotas and density regulations has reduced the efficiency and increased costs of production at SSF's salmon farms in Norway.

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

    In July 1998, the U.S. Department of Commerce imposed duties on imports of fresh Atlantic salmon from Chile into the U.S. Eicosal, a joint-venture partner of SSF, was assessed at 10.69%.

    All species of sturgeon have now been added to Appendix II of the Convention of International Trade in Endangered Species of Wild Fauna and Flora ("CITES"). As a result, all international trade of sturgeon and caviar is now regulated and all imports require proper documentation. This will not affect SSF's California sturgeon operations as the intention is to sell most of the product within the U.S., and, if required, the proper documentation for export can be obtained.

U.S. OIL POLLUTION ACT OF 1990 AND COMPREHENSIVE ENVIRONMENTAL RESPONSE,
  COMPENSATION AND LIABILITY ACT

    OPA '90 sets out various requirements applicable to shipowners and ship operators in U.S. waters including, among other things, standards and requirements covering the construction of ships carrying oil and oil products (as defined in the Act), stringent financial responsibility requirements and expanded contingency planning requirements. OPA '90 also increases shipowners' and ship operators' potential liability for damages and cleanup and removal costs for pollution accidents in U.S. waters. Ship and facility owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and cleanup costs and other damages arising from oil spills from their ships or facilities. These other damages are defined broadly to include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss to a government entity of taxes, royalties, rents, fees, and other lost revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and (vi) loss of subsistence use of natural resources.

    With limited exceptions, OPA '90 requires that all new ships ordered after June 30, 1990, or delivered after January 1, 1994, must be built with double hulls to be allowed to call at U.S. ports. There is a timetable for retrofitting existing ships with double hulls or taking them out of service, depending upon the year the ship was built, its gross tonnage, and whether the ship already has a double bottom or double sides. Since January 1, 1995, double bottom ships of greater than 5,000 gross tons and more than 45 years of age have been required to be retrofitted with double hulls. The age requirement is reduced annually so that by 2005, and until 2015, no such ships may exceed 30 years of age without retrofitting. To operate in U.S. waters after 2015, ships must have both a double bottom and double sides.

    Double bottom installation has become standard on most parcel tankers and chemical tankers since the IMO regulations for the carriage of hazardous products in bulk became effective. All of SNTG's parcel tankers already have double bottoms. It is SNTG's intention that all tankers ordered in the future will comply with the double hull requirements identified above.

    The liability provisions of OPA '90 are applicable to "oil" as defined in the Act. For this purpose, "oil" means oil of any kind or in any form, including, but not limited to, petroleum, fuel oil, sludge, oil refuse, and oil mixed with wastes other than dredged spoil, but does not include any substance which is specifically listed or designated as a "hazardous substance" under CERCLA. Some of the chemicals carried on SNTG's ships are covered by the provisions of CERCLA. SNTG's ships frequently carry some parcel cargoes of lubricating oils and additives and the ships' engines are powered by fuel oil. In addition, cargoes of "clean petroleum products," which are generally covered by the provisions of OPA '90, are occasionally carried on SNTG's ships. Animal fat and vegetable oils as well as other non-petroleum oils are included within the OPA '90 definition of "oil".

    In compliance with OPA '90 requirements, the Company has obtained Certificates of Financial Responsibility for all of its ships which call on U.S. ports.

    The effect of the liability provisions of OPA '90 and CERCLA on the shipping industry has not yet been fully determined. OPA '90 increased the limit on shipowners' and ship operators' liability for tankers over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million for damages, cleanup, and removal costs. Owners and operators of onshore facilities, including oil terminals, are liable for removal costs and damages up to a limit of $62 million. However, OPA '90 provides for unlimited liability if the spill was proximately caused by: (i) gross negligence or willful misconduct; (ii) violation of an applicable federal safety, construction or operating regulation by the responsible party, its agents or employees or any person acting pursuant to a contractual relationship with it; or (iii) if the owner or operator fails to report the spill, provide reasonable cooperation in connection with a removal order or, without sufficient cause, to obey an order issued by an authority under a removal regulation. For owners and operators of ships carrying hazardous substances as cargo, the liability provisions under CERCLA are $300 per gross ton or $5 million, whichever is greater. Facility owners and operators are liable for the total of all response costs plus $50 million for damages as defined under CERCLA. The CERCLA damages provisions are broadly similar to those of OPA '90. CERCLA also contains provisions similar to OPA '90 for breaking liability limits. CERCLA contains various reporting provisions, some of which are more detailed than OPA '90. Furthermore, both OPA '90 and CERCLA provide that individual U.S. states may issue their own pollution prevention laws and regulations, which laws and regulations may impose greater liabilities than set out in, and which may differ significantly from, OPA '90 or CERCLA. Many states have, in fact, enacted such provisions which provide for virtually unlimited liability for pollution accidents occurring in their waters.

    OPA '90 also sets out contingency plan requirements with respect to cleanup and removal of the substances covered by its provisions. OPA '90 also requires expenditure to meet specific response standards for equipment to be kept on board ships. The contingency plan requirements also apply to marine transportation-related facilities, including Coast Guard-regulated onshore oil terminals, tank trucks, and railroad tank cars.

    OPA '90 has made liability insurance more expensive for shipowners and ship operators and has also caused insurers to consider reducing available liability coverage, although this has not yet occurred. See "Other Matters--Insurance" in this Item 1.

COMPETITION

    The market for the integrated transportation and logistics services provided by SNTG is in its infancy. In providing such services, SNTG competes primarily with a few other large terminal and transport companies who are developing such services. SNTG is the only organization able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market is divided into two segments, deep-sea and intra-regional coastal, which depend on the routes and ships employed. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines which operate tank containers. SNTG's terminal operations compete primarily with other independent terminal companies. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled. Corporations such as GATX Terminals, KVO, and Pakhoed that own and operate terminals on a worldwide basis own many of the competing terminals.

    The subsea contracting market is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although SCS believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record, and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. SCS's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, SCS may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    SCS believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. SCS is subject to intense competition from these offshore contractors. SCS also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

    SSF competes with other producers of farmed seafood and with suppliers of wild catch and other species of fish. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, U.K., and Irish producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, the Company competes with importers and producers of farmed and wild fish. The turbot production in Spain competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

OTHER MATTERS

UNIONS

    The Company employs primarily European senior officers, European and Filipino junior officers and Filipino crew members on its parcel tankers. Ten Company-owned ships are manned by Filipino officers and crew, twelve by Latvian officers and crew and four by Russian officers and crew. The Company maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines, those from Latvia belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expire on February 28, 2000. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2000. The Company has not experienced any significant work stoppages and considers its relations with its unionized employees and their unions to be good.

INSURANCE

    The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and SCS is currently covered by hull and machinery insurance in the amount of $2.4 billion. Marine liabilities, which may be incurred through the operation of SNTG's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately $4.3 billion per incident except for marine oil pollution which is limited to $700 million per occurrence within U.S. territorial waters and $500 million for all other geographical areas. All other corporate liabilities are insured to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

ITEM 2. DESCRIPTION OF PROPERTY

PARCEL TANKER FLEET

    The following table describes the parcel tankers which are operated by SNTG, both within and outside STJS. It includes ships that are leased or time-chartered for periods of one year or longer. (See notes to table below pertaining to ownership and registry.)

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              AS OF MARCH 31, 1999

                                                 YEAR           DWT
                                                 BUILT     (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                              -----------  -------------  -------------------  ------------------
STOLT INNOVATION CLASS
  Stolt Capability..........................         1998        37,000        NYK Stolt            Liberian
  Stolt Efficiency..........................         1998        37,000         Company             Liberian
  Stolt Inspiration.........................         1997        37,000         Company             Liberian
  Stolt Creativity..........................         1997        37,000         Company             Liberian
  Stolt Invention...........................         1997        37,000        NYK Stolt            Liberian
  Stolt Confidence..........................         1996        37,000         Company             Liberian
  Stolt Innovation..........................         1996        37,000         Company             Liberian
STOLT HELLULAND CLASS
  Stolt Vinland.............................         1992        29,999         Company             Liberian
  Stolt Vestland............................         1992        29,999         Company             Liberian
  Stolt Helluland...........................         1991        29,999         Company             Liberian
  Stolt Markland............................         1991        29,999         Company             Liberian
STOLT SAPPHIRE CLASS........................
  Stolt Jade................................         1986        38,746         Company             Liberian
  Stolt Aquamarine..........................         1986        38,746         Company             Liberian
  Stolt Topaz...............................         1986        38,720         Company             Liberian
  Stolt Emerald.............................         1986        38,720         Company             Liberian
  Stolt Sapphire............................         1986        38,746        NYK Stolt            Liberian
STOLT FALCON CLASS
  Stolt Guardian............................         1983        39,726         Company             Liberian
  Stolt Eagle...............................         1980        37,082         Company             Liberian
  Stolt Condor..............................         1979        37,200         Company             Liberian
  Stolt Heron...............................         1979        37,075         Company             Liberian
  Stolt Hawk................................         1978        37,080         Company             Liberian
  Stolt Osprey..............................         1978        37,080         Company             Liberian
  Stolt Falcon..............................         1978        37,200         Company             Liberian
STOLT PRIDE CLASS
  Stolt Excellence..........................         1979        32,093         Company             Liberian
  Stolt Loyalty.............................         1978        32,091         Company             Liberian
  Stolt Tenacity............................         1978        32,093         Company             Liberian
  Stolt Integrity...........................         1977        32,057         Company             Liberian
  Stolt Sincerity...........................         1976        31,942         Company             Liberian
  Stolt Pride...............................         1976        31,942         Company             Liberian
STOLT AVANCE CLASS
  Stolt Avenir..............................         1978        23,275         Company             Liberian
  Stolt Avance..............................         1977        23,648         Company             Liberian

                                                 YEAR           DWT
                                                 BUILT     (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                              -----------  -------------  -------------------  ------------------
STOLT SEA CLASS
  Stolt Surf................................         1970        23,672         Company             Liberian
  Stolt Spur................................         1970        23,672         Company             Liberian
SUPERFLEX CLASS
  Sun Sapphire..............................         1994        40,160       Sunship AB            Liberian
  Star Sapphire.............................         1992        40,160       Sunship AB            Liberian
  Blue Sapphire.............................         1991        40,153       Sunship AB            Liberian
  Hyde Park.................................         1982        39,015     T/C by Company          Liberian
  Stolt Protector...........................         1983        39,782         Company             Liberian
  Moon Sapphire.............................         1983        39,742       Sunship AB            Liberian
  Kenwood Park..............................         1982        39,015     T/C by Company          Liberian
  Red Sapphire..............................         1982        39,702       Sunship AB            Liberian
  White Sapphire............................         1980        39,702       Sunship AB            Liberian
"V" CLASS
  Stolt Victor..............................         1977        30,899         Company             Liberian
  Stolt Viking..............................         1978        30,892         Company             Liberian
STOLT ASPIRATION CLASS
  Stolt Aspiration..........................         1987        12,219        NYK Stolt            Liberian
  Stolt Alliance............................         1985        12,674        NYK Stolt            Liberian
  Stolt Taurus..............................         1985        12,749         Company             Liberian
  Stolt Titan...............................         1985        12,691         Company             Liberian
  Stolt Trader..............................         1995        12,458         Barton             Panamanian
  Stolt Infra...............................         1985        12,734         Barton             Panamanian
  Herefordshire.............................         1985        12,721          Bibby             Panamanian
  Stolt Cornwall............................         1985        12,749          Bibby             Panamanian
  Stolt Sakra...............................         1984        12,775         Company             Liberian
  Stolt Accord..............................         1982        12,467        NYK Stolt            Liberian
TROJAN CLASS
  Stolt Trojan..............................         1996        15,313         Barton             Panamanian
TRIUMPH CLASS...............................
  Stolt Kent................................         1998        19,300          Bibby            Isle of Man
  Botany Triumph............................         1997        19,299         Barton             Panamanian
NTOMBI CLASS
  Stolt Ntaba...............................         1991        13,946         Unicorn            Panamanian
  Ntombi....................................         1990        13,947         Unicorn            Panamanian
STOLT NYK ASIA PACIFIC SERVICE IN STJS
  Stolt Kikyo...............................         1998        11,564          NSSH               Liberian
STOLT GENERAL PRODUCT TANKERS
  Leopard...................................         1985        44,979       T/C by STJS          Singapore
  Tiger.....................................         1985        44,979       T/C by STJS          Singapore
  Lion......................................         1985        44,979       T/C by NYK            Liberian
  Panther...................................         1985        44,979       T/C by NYK           Singapore
OTHER PARCEL TANKERS
  Stolt Puffin..............................         1993         5,758         Company             Liberian
  Bruce Park................................         1992        13,940       T/C by STJS          Panamanian
  Stolt Hinyk...............................         1992         8,080      Hikawa Stolt           Liberian
  Stolt Hikawa..............................         1992         8,080      Hikawa Stolt           Liberian

                                                 YEAR           DWT
                                                 BUILT     (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                              -----------  -------------  -------------------  ------------------
  Stolt Egret...............................         1992         5,758         Company             Liberian
  Central Park..............................         1985        12,700       T/C by STJS          Panamanian
  Poti......................................         1981        22,622       T/C by STJS           Maltese
TOTAL IN STJS
  (71 ships)................................                  2,017,284

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              AS OF MARCH 31, 1999

                                                 YEAR           DWT
                                                 BUILT     (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                              -----------  -------------  -------------------  ------------------
STOLT-NIELSEN INTER EUROPE SERVICE
  Stolt Shearwater..........................         1998         5,498         Company          Cayman Islands
  Stolt Kittiwake...........................         1993         4,729         Company          Cayman Islands
  Stolt Guillemott..........................         1993         4,709         Company          Cayman Islands
  Stolt Kestrel.............................         1992         5,758         Company          Cayman Islands
  Stolt Petrel..............................         1992         4,794         Company          Cayman Islands
  Stolt Tern................................         1991         4,794         Company          Cayman Islands
  Stolt Dipper..............................         1992         4,794         Company          Cayman Islands
  Stolt Kite................................         1992         4,794         Company          Cayman Islands
STOLT-NIELSEN INTER ASIA
SERVICE
  Stolt Avocet..............................         1992         5,758         Company          Cayman Islands
  Innayah...................................         1988         7,705     T/C by Company         Singapore
STOLT NYK ASIA PACIFIC
SERVICE
  Stolt Suisen..............................         1998        11,537          NSSH               Liberian
  Stolt Botan...............................         1998        11,553          NSSH               Liberian
  Stolt Azami...............................         1997        11,564          NSSH               Liberian
  Springwind................................         1991         8,150      T/C by SNAPS          Singapore
  Stolt Ayame...............................         1991         9,070          NSSH               Liberian
  Stolt Otome...............................         1990         7,715      T/C by SNAPS          Panamanian
  Stolt Azalea..............................         1988         7,582          NSSH               Liberian
  Stolt Lily................................         1988         7,593          NSSH               Liberian
  Andhika Adhiraksha........................         1986         6,958      T/C by SNAPS          Panamanian
  Helena....................................         1985         6,757      T/C by SNAPS           Liberian
  Stolt Magnolia............................         1985         7,132          NSSH              Panamanian
  Stolt Sunrise.............................         1984         6,678          NSSH               Liberian
  Stolt Camellia............................         1981         6,276          NSSH              Panamanian
STOLT NYK AUSTRALIA
  Stolt Australia...........................         1986         9,940          SNAPL             Australian
STOLT-NIELSEN INLAND TANKER SERVICE
  Alliantie.................................         1999         1,600     T/C by Company           Dutch
  Pax Montana...............................         1998         2,408     T/C by Company           Dutch
  Stolt Emden...............................         1980  998        1,388       Company            German
  Stolt Madrid..............................         1994         1,560         Company              Swiss
  Stolt Oslo................................         1994         1,556         Company              Swiss

                                                 YEAR           DWT
                                                 BUILT     (METRIC TONS)     OWNERSHIP(A)           REGISTRY
                                              -----------  -------------  -------------------  ------------------
  Stolt Prag................................         1994         1,202         Company              Dutch
  Stolt Waal................................         1993         2,095         Company              Dutch
  Stolt Somtrans............................         1993         2,408     T/C by Company           Dutch
  Columbia..................................         1993         1,605     T/C by Company           Dutch
  Stolt Rom.................................         1993         2,156         Company              Swiss
  Stolt Wien................................         1993         2,157         Company              Swiss
  Stolt Mosel...............................         1992         2,133         Company              Dutch
  Stolt Main................................         1992         2,124         Company              Dutch
  Stolt Neckar..............................         1992         2,095         Company              Dutch
  Stolt Maas................................         1992         2,096         Company              Dutch
  Challenger................................         1992         1,605     T/C by Company           Dutch
  Oranje Nassau.............................         1992         2,408     T/C by Company           Dutch
  Stolt Hamburg.............................         1992         1,283         Company              Dutch
  Stolt Basel...............................         1992         2,404         Company              Dutch
  Stolt Lausanne............................         1992         2,359         Company              Swiss
  Diersbuettel..............................         1992         2,103         Company              Swiss
  Stolt Paris...............................         1991         2,103         Company              Swiss
  Enterprise................................         1991         1,608     T/C by Company           Dutch
  Stolt Rotterdam...........................         1990         1,993         Company              Dutch
  Turbulentie...............................         1986  990        1,777   T/C by Company         Dutch
  Stolt Koeln...............................         1989         1,701         Company              German
  Stolt Berlin..............................         1987         3,199         Company              Swiss
  Reesenbuettel.............................         1987         3,153         Company              Swiss
  Stolt London..............................         1985         1,335         Company              Dutch
  Brunsbuettel..............................         1985         3,000         Company              Dutch
  Stolt Antwerpen...........................         1984         1,600         Company              Dutch
  Stolt Dormagen............................         1982         1,277         Company              German
  Stolt Hoechst.............................         1980         1,366         Company              Swiss
TOTAL OUTSIDE STJS
  (57 ships)................................                    236,695
GRAND TOTAL
  (128 ships)...............................                  2,253,979

------------------------

Notes: "NYK Stolt" means NYK Stolt Tankers, S.A., which is 50%-owned by the Company.
"Sunship AB" means Rederi AB Sunship.
"T/C" means Time-Chartered.
"Barton" means Barton Shipping.
"Bibby" means Bibby Line.
"Unicorn" means Unicorn Tankers.
"Hikawa Stolt" means Hikawa Stolt Tankers Inc., which is 50%-owned by the
Company.
"NIS" means Norwegian International Ship Register.
"NSSH" means NYK Stolt Shipholding Inc., which is 50%-owned by the Company. "SNAPS" means Stolt NYK Asia Pacific Services Inc., which is 50%-owned by the Company.
"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50%-owned by the Company.

(a) Certain of the Company's parcel tankers are subject to ship mortgages. See
    Note 13 to the Company's 1998 Consolidated Financial Statements.

FLEET OF STOLT COMEX SEAWAY

    The Company operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of SCS's subsea activities are performed. The following table describes SCS's major assets, as of March 31, 1999:

                                                               YEAR BUILT/                    LENGTH          OWNED/
NAME                                 CAPABILITIES             MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------  ------------------------------  -----------------  -----------  -----------  ----------------
FLOWLINE LAY SHIPS
  Seaway Eagle............  Flexible flowline lay,
                            multi-purpose subsea
                            construction                    1997                        2          140   Owned(1)
  Seaway Falcon...........  Rigid and flexible flowline
                            and umbilical lay               1976/1995/1997              2          162   Owned(1)
  Seaway Condor...........  Flexible flowline and
                            umbilical lay, module handling
                            system, trenching               1982/1994                   2          101   Owned(1)
  Seaway Osprey...........  Flexible flowline and
                            umbilical lay, accepts coiled
                            tubing, straightener for
                            tubing, stern roller            1984/1992                   2          102   Owned(1)
  Discovery...............  Flexible flowline lay, subsea
                            construction                    1990                        1          120   Chartered (2)

CONSTRUCTION SHIPS
  Seaway Harrier..........  Subsea construction             1985                        1           84   Owned(1)
  Seaway Pelican..........  Subsea construction             1986/1990                   1           94   Chartered(3)
  Seaway Hawk.............  Subsea construction             1978                       --           94   Owned(1)

  SURVEY/INSPECTION, REPAIR
  AND MAINTENANCE SHIPS
  Toisa Puma..............  Diving support, light
                            construction                    1985                       --           77   Chartered(4)
  Seaway Surveyor.........  Survey                          1987/1991                   2           66   Chartered(5)
  Seaway Commander........  Survey                          1982/1988                   2           75   Chartered(6)
  Seaway Kingfisher.......  Diverless inspection, repair
                            and maintenance                 1990/1998                   2           90   Chartered(7)
  American Defender.......  ROV and hardsuit diving
                            support, subsea construction    1976                        1           67   Owned(1)
  American Pioneer........  ROV and hardsuit diving
                            support, subsea construction    1966/1996                   1           63   Owned(1)
  Seaway Invincible.......  ROV support, subsea
                            construction                    1971                       --           70   Chartered(8)
  Seaway Legend...........  ROV and hardsuit diving
                            support, subsea construction    1985/1998                   2           64   Owned(1)
  Ceanic Rover............  ROV support, subsea
                            construction                    1966/1991                  --           64   Chartered(9)

                                                               YEAR BUILT/                    LENGTH          OWNED/
NAME                                 CAPABILITIES             MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------  ------------------------------  -----------------  -----------  -----------  ----------------
SHALLOW WATER FLEET
  American Endeavor.......  Utility tug, ROV support        1962                       --           19   Owned
  American Patriot........  Four-point anchor system,
                            40-ton crane                    1962/1997                  --           50   Owned(1)
  American Constitution...  Four-point anchor system/
                            saturation diving / moonpool    1997                       --           56   Owned(1)
  American Diver..........  Diving support                  1996                       --           34   Owned
  American Independence...  Four-point anchor system        1996                       --           47   Owned(1)
  American Liberty........  Four-point anchor system        1996                       --           35   Owned
  American Recovery.......  Tug, diving support             1965/1995                  --           43   Owned(1)
  American Scout..........  Diving support                  1978                       --           34   Owned
  American Spirit.........  Four-point anchor system        1961/1996                  --           36   Owned
  American Star...........  Four-point anchor system,
                            saturation diving               1967/1998                  --           47   Owned(1)
  American Triumph........  Four-point anchor system        1965/1997                  --           48   Owned(1)
  American Victory........  Four-point anchor system        1976/1997                  --           48   Owned(1)
  Pipeline Observer.......  Diving support                  1982                       --           28   Owned
  Pipeline Surveyor.......  Diving support                  1965/1996                  --           34   Owned
  American Eagle..........  Four-point anchor system        1996                       --           44   Owned(1)
  American Pride..........  Four-point anchor system        1977/1992                  --           51   Owned(1)

  HEAVY LIFT SHIP/LAY BARGES/TUGS/ OTHER
  Stanislav Yudin.........  Heavy lift, 2,500-ton crane     1985                       --          183   Chartered(10)
  NTL900 (Nan TianLong)...  Derrick lay barge               1992                       --          100   Chartered(11)
  Annette.................  Pipelay barge, marine
                            construction                    1989/1997                  --           61   Owned
  Arwana..................  Pipelay barge                   1998                       --           70   Owned
  APM 205.................  Barge                           1966/1997                  --           61   Owned
  Jasamarine V (ex Sin      Flat top barge fitted out for
    Thai Hin IV)..........  inshore diving/ construction    1978                       --           55   Owned
  Buldra..................  Work barge, shallow water
                            diving operations               1977                       --           25   Owned
  Golek...................  Transport barge                 1983/1992                  --           46   Owned
  De Zhong................  Offshore tug, supply ship       1997                       --           64   Chartered(11)
  Polka...................  River tug and anchor handler    1971                       --           12   Owned
  Karegina................  Push boat                       1979                       --            8   Owned
  Mindy Ann...............  Push boat                       1986                       --            8   Owned

------------------------

(1) Subject to mortgage under SCS's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from DSND Shipping AS through December 1999.

(4) Chartered from Toisa Ltd. through December 2000, with options to extend through 2001.

(5) Chartered from DSND Chartering I KS through December 1999.

(6) Chartered from DSND Chartering I KS through December 1999, with options to extend through 2002.

(7) Chartered from Kingfisher DA in which SCS has a 50% ownership, for five years starting in 1998, with options to extend through December 2013 and with options to purchase.

(8) Chartered from Tidewater Inc. through September 2001 with option to purchase.

(9) Chartered from Tidewater Inc. through July 2001 with option to purchase.

(10) Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2001 with a possibility for extensions.

(11) Chartered from Guangzhou Salvage Co., Ltd. through October 2000 with options to extend through 2003.

OTHER PROPERTIES

    In addition to owned or leased office space, the Company owns or holds under long-term leases the following real property in connection with SNTG:

                                                                                                                 DEBT
                                                                                                              OUTSTANDING
                                                                                                                (AS OF
FACILITY                                                                              OWNED       LEASED       3/31/99)
---------------------------------------------------------------------------------  -----------  -----------  -------------
                                                                                           (ACRES)              ($000)
Perth Amboy......................................................................         155       --         $  25,000
Chicago..........................................................................      --              178        --
Houston..........................................................................         243       --            80,440
Santos...........................................................................          14       --             4,231
Singapore tank container depot...................................................      --                4        --
Rotterdam pier...................................................................      --                3        --

ITEM 3. LEGAL PROCEEDINGS

    The Swiss Court of Insurance, "Tribunal Federal des Assurances", entered a judgment on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of SCS, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, SCS wound up Sogexpat and transferred the employees to other Group companies. The French government has investigated SCS of France alleging violations of French labor and social security legislation, which has resulted during 1998 in a condemnation by the French Supreme Court of SCS of France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of SCS alleging loss of employment and social security benefits. Some of the proceedings have commenced recently while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While SCS believes that its subsidiaries have meritorious defenses in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which SCS may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex, in an agreement with the Company executed on June 5, 1992 for the sale of Comex, agreed to indemnify SCS with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which SCS may ultimately recover from Comex S.A. pursuant to such indemnity.

    Coflexip S.A. commenced legal proceedings in the Patents Court, Chancery Division of the High Court of Justice in the U.K. against three subsidiaries of SCS claiming infringement of a certain patent relating to flexible flowline laying technology. In holdings on January 22, 1999 and January 29, 1999, the Court found the disputed patent valid. SCS has appealed. SCS has provided in the November 30, 1998 financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs resulting from the litigation. No provision has been made for damages. The extent of the liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unknown at this time.

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

    Set out below is information concerning the share ownership of all persons who owned beneficially 10% or more of the Stolt's Common Shares and Class B Shares, and the beneficial ownerships of all directors and executive officers of the Company, as a group, as of March 31, 1999:

                                                  NUMBER OF COMMON    PERCENTAGE OF   NUMBER OF CLASS B  PERCENTAGE OF
NAME OF BENEFICIAL OWNER OR IDENTITY OF GROUP       SHARES OWNED          CLASS         SHARES OWNED         CLASS
-----------------------------------------------  ------------------  ---------------  -----------------  -------------
Fiducia Ltd., which is owned by Trusts of which
  the Stolt-Nielsen Family are Beneficiaries...       18,092,260(a)          61.7%         9,084,369(a)         36.1%
Nippon Yusen Kaisha Ltd. ("NYK")...............        3,000,000             10.2%         2,500,000             9.9%
Directors and executive officers as a group
  excluding Jacob Stolt-Nielsen, Jacob B.
  Stolt-Nielsen and Niels G. Stolt-Nielsen (10
  persons).....................................          189,858              0.6%            91,789             0.4%

------------------------

(a) Includes aggregate of 88,823 Common Shares and 82,651 Class B Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob
    B. Stolt-Nielsen and Niels G. Stolt-Nielsen.

    All of the 7,810,078 Founder's Shares outstanding as of March 31, 1999 are owned by Mr. Stolt-Nielsen. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 69.8% of Stolt's outstanding voting securities.

    As of March 31, 1999, SNTG Ltd. owned 1,921,905 Common Shares and 5,766,905 Class B Shares. Under applicable provisions of the Luxembourg Company Law, these shares remain outstanding and the Common Shares and, to the extent Class B Shares have voting rights, the Class B Shares may be voted. In computing earnings per Common Share and Class B Share, these shares are treated as a reduction of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

ITEM 5. NATURE OF TRADING MARKET

    Stolt's Common Shares are principally traded in the U.S. in the over-the-counter market. The Common Shares are quoted through the National Market System of Nasdaq under the symbol STLTF. Stolt's Class B Shares are listed on the Oslo Stock Exchange under the symbol SNIB and American

Depositary Shares ("ADSs"), each of which represents one Class B Share, are quoted through Nasdaq under the symbol STLBY. Trading in the Class B Shares and ADSs commenced in February 1996 and January 1996, respectively. The following table sets out, for the periods indicated, the range of high and low closing sales prices for the Common Shares (adjusted to reflect the distribution on December 29, 1995 of one Class B Share for every two Common Shares held by shareholders of record as of December 26, 1995), the ADSs, each equivalent to one Class B Share, and the Class B Shares.

                                                                     ADSS
                                                                CLASS B SHARES          OSLO STOCK EXCHANGE
                                          COMMON SHARES           EQUIVALENT               CLASS B SHARES
                                       --------------------  --------------------  ------------------------------
1999                                     HIGH        LOW       HIGH        LOW          HIGH            LOW
-------------------------------------  ---------  ---------  ---------  ---------  --------------  --------------
1st Quarter..........................  $  12.750  $   9.000  $  12.250  $   9.875       NOK 95.00       NOK 73.00
2nd Quarter..........................     14.500     10.500     15.937     11.750          127.50           96.00
(to May 12, 1999)


1998                                     HIGH        LOW       HIGH        LOW          HIGH            LOW
-------------------------------------  ---------  ---------  ---------  ---------  --------------  --------------
1st Quarter..........................  $  22.375  $  17.125  $  23.500  $  17.625      NOK 170.00      NOK 138.00
2nd Quarter..........................     20.625     17.250     20.375     17.750          152.00          137.00
3rd Quarter..........................     18.750     10.500     19.000     10.000          147.00           90.00
4th Quarter..........................     14.625     10.375     13.500      9.500           97.50           75.00

1997                                     HIGH        LOW       HIGH        LOW          HIGH            LOW
-------------------------------------  ---------  ---------  ---------  ---------  --------------  --------------
1st Quarter..........................  $  20.500  $  17.000  $  21.125  $  17.500      NOK 138.00      NOK 113.50
2nd Quarter..........................     18.875     16.375     19.125     16.750          130.50          118.50
3rd Quarter..........................     23.500     18.500     24.125     18.000          178.00          130.00
4th Quarter..........................     28.500     21.750     31.375     23.500          220.00          165.00

    As of March 1, 1999 (the record date for voting at the Annual General Meeting), 8,265,441 Common Shares, representing 28.2% of the outstanding Common Shares, were registered in the names of 130 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 376 shareholders of record. Based on communications with banks and securities dealers who hold Stolt's Common Shares in street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares exceeds 5,000. The Company knows of no significant trading market outside the U.S. for the Common Shares.

    As of March 1, 1999, there was a total of 6,320,332 ADSs of which 6,318,442 were registered in the names of 96 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold Stolt's ADSs in street name for individuals, the Company estimates that the number of beneficial owners of ADSs exceeds 2,500. As of such date the ADSs represented 20.4% of the outstanding Class B Shares of Stolt. The depositary for the ADSs is Citibank, N.A.

    All of the Class B Shares (including ADSs) are registered in the Verdipapirsentralen system in Norway. As of March 1, 1999, excluding the Class B Shares held represented by ADSs and Class B Shares held by Fiducia Ltd., SNTG Ltd., and Nippon Yusen Ltd., it is estimated that the free float of Class B Shares traded on the Oslo Stock Exchange is 7,524,757 registered in the names of 655 shareholders.

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

LIMITATIONS AFFECTING SHAREHOLDERS

    Stolt's Articles of Incorporation (the "Articles") provide restrictions on the shareholdings of certain persons. In particular, the Articles provide that the following restrictions shall apply to Persons (defined to include any individual, firm, corporation, or other entity, and certain associates and affiliates thereof) who became shareholders on or after September 1, 1987: (i) no one U.S. Person (including any person who is a citizen or resident of the U.S., a corporation organized under the laws of the U.S., or any State thereof, a corporation organized under the laws of any other jurisdiction whose shares are owned by U.S. Persons, a partnership organized under the laws of any State of the U.S. and certain trusts and estates) may own, directly or indirectly, more than 9.9% of Stolt's outstanding shares; (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49% (including for these purposes shares held by Persons who were shareholders prior to September 1,
1987) of Stolt's outstanding shares in the aggregate; (iii) no more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of Stolt's shares shall, in the aggregate, be owned by either Norwegian Persons (including any person who is a citizen or resident of Norway, a corporation, partnership, association, or other entity organized or created under the laws of Norway, an estate or trust subject to Norwegian income tax without regard to the source of its income and any corporation or partnership organized or created under the laws of any jurisdiction outside of Norway if any of its shareholders or partners are, directly or indirectly, Norwegian Persons as so defined) or Swedish Persons (including any person who is a citizen or resident of Sweden, a corporation, partnership, association, or other entity organized or created under the laws of Sweden, an estate or trust subject to Swedish income tax without regard to the source of its income and any corporation or partnership organized or created under the laws of any jurisdiction outside of Sweden if any of its shareholders or partners are, directly or indirectly, Swedish Persons as so defined); and (iv) no Person may own, directly or indirectly, more than 20% of Stolt's outstanding shares unless a majority of the Board shall have approved such shareholding in advance.

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

    In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing Stolt: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on Stolt's Register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to Stolt at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors) and to remove the name of any shareholder from the Register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available.

    Stolt's form of share certificate requires a certification to be made upon the transfer of ownership regarding the citizenship of the transferee. The certification is intended to assist Stolt in enforcing the restrictions described above.

    There are no limitations imposed by Luxembourg law on the rights of non-resident Stolt shareholders to hold or vote their shares.

ITEM 7. TAXATION

U.S. TAXATION

    U.S. corporations, citizens, and residents will be subject to U.S. income taxation on dividends and other distributions paid by Stolt and on any gains derived from the sale of Stolt's Common Shares and Class B Shares (and ADSs). Because Stolt is classified as a "foreign personal holding company" under U.S. tax law, U.S. shareholders will also be taxed on their share of any undistributed "foreign personal holding company income". Subject to compliance with certain restrictions contained in the Company's credit agreements limiting its ability to pay dividends, Stolt intends to distribute any such income it may receive. In addition, upon the death of any shareholder, such shareholder's estate will not be entitled to a step-up in basis which might otherwise be available but for Stolt's status as a foreign personal holding company.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those nonresidents who maintain a permanent establishment in Luxembourg with which the holding of Stolt shares is connected, Stolt shareholders are not subject to taxation in Luxembourg.

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 24 of the Company's 1998 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

CLASS OF STOCK                                       1994        1995       1996       1997       1998
------------------------------------------------     -----     ---------  ---------  ---------  ---------
Common..........................................         Nil   $   0.370  $   0.250  $   0.500  $   0.500
Class B.........................................      --          --      $   0.250  $   0.500  $   0.500
Founder's.......................................         Nil   $   0.010  $   0.005  $   0.005  $   0.005

    The above figures have been consistently restated to reflect the Class B Share distribution on December 29, 1995.

    The 1998 figures represent the interim and final dividend for 1997. An interim dividend for 1998 of $0.25 per Common Share and per Class B Share and $0.005 per Founder's Share was declared on November 19, 1998 and paid on December 16, 1998. In addition the shareholders at Stolt's Annual General Meeting held on April 15, 1999 approved a final dividend for 1998 of $0.125 per Common Share and per Class B Share which was paid on May 19, 1999 to shareholders of record as of May 3, 1999. This final dividend payment for 1998 brings the total dividend to be paid in fiscal 1999 to $0.375 per Common share and per Class B Share and $0.005 per Founder's Share.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The information included under the caption "Management's Discussion and Analysis" on pages 15 through 23 of the Company's 1998 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    SNTG reported income from operations of $12.2 million for the three months ending February 28, 1999, down from $27.8 million for the three months ending February 28, 1998. This decrease was primarily due to the slowdown in the Asia Pacific region which has adversely affected the tanker and tank container operations. SCS reported income from operations of $2.8 million before minority interest for the three months ending February 28, 1999, compared to a loss from operations of $0.3 million for the three months ending February 28, 1998, due to a high level of fleet utilization and new contract awards. SSF reported income from operations of $0.5 million for the three months ending February 28, 1999, compared to a loss from operations of $0.3 million for the three months ending February 28, 1998, reflecting improved results in all regions except the UK, where results were affected by the strong British pound and the loss of fish from bad weather. Overall, the Company reported net income for the first quarter of 1999 of $7.7 million on net operating revenue of $407.4 million. Included within this is a gain of $3.8 million from the sale of SNTG's 2,830 tank container leasing assets to TransAmerica for proceeds of $52.2 million. This compares to net income of $27.9 million on net operating revenue of $360.2 million in the first quarter of 1998. Included within this is a gain of $10.2 million from an insurance settlement for the total constructive loss of the M/T STOLT SPIRIT, a 32,000 dwt ship.

    In March 1999, SNTG purchased a 40% interest in the terminal operation of Jeong Il Energy Ltd. JTT is the largest chemical storage terminal in Ulsan, the entry port for the Korean chemical industry. It is planned to develop this terminal as SNTGs north Asian Pacific hub and transshipment point for onward distribution.

    Also in 1999, SNTG increased its shareholding in Dovechem from 24.9% to 31%, and established a 5.08% interest in KVO, a major provider of chemical, petroleum, and vegetable oil storage facilities. The Company has had a ten-year alliance with KVO in the port of Rotterdam.

    In February 1999, the Company announced a reorganization whereby its tanker, tank container, and terminal operations were combined into a single business, Stolt-Nielsen Transportation Group Ltd., in order to implement its strategy of providing bulk liquid supply chain management solutions to its customers in the chemical industry. As a part of this strategy, the Company is in the process of consolidating its activities around regional centers and expects to incur reorganization costs of approximately $3-4 million in total. In addition, a new holding company was established to consolidate the activities of the seafood business. The Company believes that these actions will enable these businesses to grow more effectively and put them in a better position to participate in alliances and market consolidation.

YEAR 2000 ISSUE

    In the four months to March 31, 1999, the Company has incurred an additional $0.3 million of expenses in connection with the efforts on Year 2000 issues, bringing the total out-of-pocket expenditure to date to $1.1 million. The total estimated expenditure of $1.5 million has not changed. The Company now expects to have a contingency plan, which outlines the procedures to be taken for specific disruptions which may occur, in place for critical operational areas that may be affected by the Year 2000 issue by September 1999. All other remedial or preventative efforts in connection with the Year 2000 issue have proceeded according to plan, and the Company has not yet identified any issues which will lead to significant disruption to its activities.

FORWARD-LOOKING STATEMENTS

    This Report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements in the subsections of the "Management's Discussion and Analysis of Results of Operations and Financial Condition" entitled "General Business Environment", "Results of Operations", "Liquidity and

Capital Resources", "Euro", "Year 2000 Issue", "Market Risk", "Factors Affecting Revenues and Costs", "Environmental and Regulatory Compliance" and "Future Adoption of New Accounting Standards". In addition, this Report contains forward-looking statements relating to the Company's performance in the "Description of Business" section. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms, and deployment of capital; the ability of the Company and its significant customers and suppliers to successfully implement timely Year 2000 solutions; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse weather conditions; and other factors referenced in this Report.

FACTORS AFFECTING REVENUES AND COSTS

STOLT-NIELSEN TRANSPORTATION GROUP

DEMAND

    Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand for these products, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products SNTG carries and stores. Any general economic slowdown could also have an adverse effect on the level of the provision of those services and therefore upon SNTG. There can be no assurances that such downturns will not occur in the future.

SUPPLY AND COMPETITION

    Available supply of the same and similar services will impact SNTG's results.

    The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation of maritime transportation practices. Scrapping rates are also impacted by the rates achieved in the market, condition of ships, and quality standards set by customers. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from some of the most sophisticated product tankers, therefore the supply and utilization of product tankers may also impact the parcel tanker market.

    SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

    SNTG's terminal operations compete with other independent terminal operators as well as the terminal operations directly owned by its chemical and other bulk liquid customers.

WEATHER

    Inclement weather conditions may impact the SNTG's operational performance. In addition, the river parcel tanker operations may be impacted by high and low water levels.

TRADE LANE CLOSURES

    Global ocean transportation is dependent upon unrestricted passage through major canals or straits including, but not limited to, the Panama Canal, the Suez Canal, and the Malacca Straits. Interruption or restrictions on the passage of ships through any of these trade lanes can have an impact on SNTG results.

INTER-RELATIONSHIP OF CONTRACT AND SPOT MARKET

    Typically, approximately 60% of SNTG's parcel tanker business is done under a long-term contract basis with customers and approximately 40% is spot. SNTG's ability to renew contracts at favorable rates is dependent on the current, and customers' outlook on future, spot prices.

LOSS OF MAJOR CUSTOMERS

    While SNTG has a broadly diversified customer base, the loss of a major customer can impact results. Parcel tanker and tank container assets are typically utilized in servicing a wide variety of customers. SNTG's terminal facilities also service a wide variety of customers on both long-term and short-term bases. Storage tank buildings have been undertaken for speculative business and built to suit customer needs and contract terms.

NEWBUILDING PROGRAM

    Under the newbuilding contracts, SNTG is required to make progress payments during the construction of the ship. SNTG has refund guarantees from financial institutions with respect to such progress payments in the event that the newbuildings are not delivered by the shipyard and accepted by SNTG. Out-of-pocket expenses incurred, such as the cost of site team travel and lodging and legal fees, are not guaranteed and should the shipyard go bankrupt, SNTG will be unlikely to recover these expenses. Should any of the shipyards fail to deliver any of the newbuildings, SNTG may have to pay higher prices to order similar newbuildings from other shipyards. Failure to obtain delivery of the ships in a timely manner may also impact the optimal operational scheduling of ships within SNTG's fleet.

FUEL

    Ship bunker fuel constitutes one of the major operating costs of SNTG's parcel tanker fleet. Since 1987, the average annual cost of bunker fuel purchased by SNTG has varied between approximately $78 and $113 per ton. In 1998, with an average cost of approximately $82 per ton, bunker fuel constituted approximately 13% of fleet operating costs.

    SNTG is able to pass a substantial portion of these fuel price fluctuations through to its customers. Approximately 62% of SNTG's total parcel tanker volume is carried under long-term contracts; about half of these include provisions intended to pass through fuel price fluctuations. The remaining cargo volume is carried under spot contracts at freight rates that are affected by prevailing fuel prices. In addition, the effect of higher fuel prices is reduced to some extent through hedging programs.

PERCENTAGE-OF-COMPLETION VOYAGE ACCOUNTING

    In SNTG's parcel tanker operations, most revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion. Voyage revenues and gross profit may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, SNTG would recognize a charge against current earnings that may be significant depending on the size of the voyage or the adjustment.

STOLT COMEX SEAWAY

INDUSTRY CONDITIONS

    Demand for SCS's subsea services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital. These factors are beyond the control of SCS.

OPERATING RISKS

    Subsea services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding, and sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of property and equipment, pollution or environmental damage, and suspension of operations. All employees engaged in SCS's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against SCS for damages for job-related injuries. In addition, although SCS generally seeks to obtain indemnity agreements whenever possible from SCS's customers requiring such customers to hold SCS harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of or violation of law by employees or subcontractors of SCS and may not in all cases be supported by adequate insurance maintained by the customer.

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

POLITICAL AND ECONOMIC RISK

    SCS's operations are geographically spread throughout the world and are therefore subject to various political, economic and other uncertainties, including, among others, political instability, civil unrest, the risks of war, asset seizure, nationalization of assets, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions or fluctuations, and changing political conditions. Additionally, the ability of SCS to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, SCS's subsidiaries may face government imposed restrictions from time to time on their ability to transfer funds to SCS. No predictions can be made as to what governmental regulations applicable to SCS's operations may be enacted in the future.

SEASONALITY

    Over the past three years, approximately two-thirds of SCS's revenue has been generated from work performed in the North Sea. In the future there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    SCS's major customers are oil companies and large offshore contractors. During 1998, one of SCS's customers accounted for more than 22%, and SCS's top seven customers accounted for approximately 60%, of SCS's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on SCS.

COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for SCS's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of SCS's competitors and potential competitors are larger and have greater financial and other resources than SCS. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

STOLT SEA FARM

DISEASE AND OTHER NATURAL CAUSES

    In aquaculture, inventories of fish in the water are susceptible to diseases and other natural phenomena, such as algae blooms, which can result in the death of the fish or the necessity to harvest fish before they reach optimal market size. Fish are also susceptible to predator attacks by other natural wild life, such as seals and birds. Predator attacks can result in partial or full loss of fish both as a result of the direct attack on the fish and from damage to the fish enclosures such as cages and nets.

ACCIDENTS AND MALICIOUS DAMAGE

    Farmed fish require water conditions which have to be carefully maintained in order to ensure their continuing good health. Unintentional accidents causing pollution or loss of water can result in the death of the fish or the necessity to harvest them before they reach optimal market size. Inventories of fish in the water are also susceptible to deliberate acts of vandalism or sabotage for whatever reason, which can again result in the death of the fish or the necessity to harvest fish before they reach optimal market size.

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

SUPPLY/PRICE OF OTHER FISH AND NON FISH COMPETING PRODUCTS

    In addition to direct competition from farmed fish of the same species as those grown by SSF, the fish products compete against wild catch and other substitute species of fish. Meat and poultry products are also dietary substitutes for SSF's fish products. The relative pricing of SSF's farmed fish product versus these other products can impact the demand for SSF's fish products.

FEED COST

    Feed for fish accounts for an important part of the cost of SSF's products. While the cost of feed has been relatively stable for the past five years, fluctuations in the price of fish feed could have an impact on SSF's profitability.

AQUACULTURE TECHNOLOGY

    While most areas of technology involved in aquaculture are well known and proven, there are certain aspects of the life cycle of certain species of fish that are less well understood, particularly those concerning the juvenile phase of production, and which are therefore not in the full control of SSF or its suppliers. Adverse or unexpected events in such a connection can result in either fish of a high production cost (for example due to slow growth or high mortality) or in fish of a lower grade than expected (due to sub-optimal genetic qualities), thus impairing profitability.

REGULATIONS AND GOVERNMENT ACTIONS

    The aquaculture industry is subject to government laws and regulations around the world. These are used as instruments of environmental, ecological, and trade policy. Governments have used such laws and regulations to control such factors as the areas where aquaculture is permitted and the number of concessions to be operated in an area, the density of fish permitted in a concession, and the amount of feed that can be fed to the fish, as well as to erect tariff barriers against the importation of farmed fish and fish products. Changes in such factors can have a significant adverse effect on SSF's production costs of fish as well as the ability of SSF to compete effectively in affected markets.

GENERAL

HAZARDOUS ACTIVITIES

    The operation of any ocean-going ship carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages, and other circumstances or events. In addition, the transportation of toxic chemicals is subject to the risk of spills and business interruptions due to political action. Any such event may result in loss of revenues or increased costs.

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

    While the Company currently insures its ships against property loss due to a catastrophic marine disaster, mechanical failure, or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs, and other liabilities in excess of available insurance and could have a material adverse effect on operating performance. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

REGULATORY AND ENVIRONMENTAL MATTERS

    The Company operates in a number of different jurisdictions and is subject to and affected by various types of governmental regulation, including national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, protection of the environment, food safety, and various import and export requirements. These laws and regulations are becoming increasingly complex, stringent, and expensive to comply with, and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance.

    In addition, the Company could be held liable for remediation of, and damages arising from, pollution caused by its ships and for releases of oil and hazardous substances and debris from offshore production platforms, pipelines, subsea facilities and other assets owned or operated by its customers, and for releases resulting from activities of, or equipment owned by, its subcontractors. Although the Company generally negotiates contractual provisions requiring customers to indemnify the Company in the event any such liability is imposed, the Company has not obtained such indemnification in all cases. Moreover, such indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, employees or subcontractors of the Company.

CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 1998, the Company was in compliance with all of these credit/financing agreements. Except for these financial requirements, none of these agreements imposes material restrictions on the ability of the Company to incur additional indebtedness or operate its businesses. Although management believes that current operating plans will not be restricted by these requirements in the future, changes in economic or business conditions, results of operations, or other factors may in the future result in circumstances in which the requirements restrict the Company's plans or business operations.

FLOATING INTEREST RATES

    Approximately 15% of the Company's long-term indebtedness at March 31, 1999 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates may increase the Company's interest cost. From time to time, the Company enters into hedging transactions with financial institutions in order to manage floating interest rate exposure.

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

FOREIGN CURRENCY FLUCTUATIONS

    Substantial portions of the Company's revenue and expenses are denominated in currencies other than U.S. dollars. Fluctuations in these currencies can have a significant impact on the Company's financial results. The Company engages in hedging programs intended to reduce part of the Company's short-term exposure to currency fluctuations. However, there can be no assurances that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. The Company does not attempt to hedge foreign earnings that are translated into dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

TAXES

    Pursuant to the Internal Revenue Code of the U.S. (the "Code"), effective for the Company's fiscal year beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ship meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations that meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualifications for subsequent years. The Company believes that substantially all of SNTG's ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to the Company's U.S. source shipping income.

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

    Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations.

    SCS's operations are conducted in Norway and the U.K. as well as certain other countries in Europe, Africa, the Middle East, Asia Pacific, North America, and South America. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Group.

    Certain of the Company's agency, terminal, tank container, barge operating, and seafood subsidiaries are subject to income tax in the U.S. and other jurisdictions. The subsidiaries which are incorporated in the U.S. file a consolidated federal income tax return, and other subsidiaries file separate tax returns as required.

RESTRUCTURING

    To operate in a price competitive manner, the Company regularly reviews its operations. This review process may result in the closure of offices or departments, the sale of assets or business lines, the termination of personnel, or the reassessment of the useful lives of assets or technology. Such actions may affect the Company's results.

LABOR RELATIONS

    The Company considers its relations with its employees and their unions to be good and has not experienced any significant work stoppages. There can be no assurances however that disruption of the Company's services or production, or that larger labor disputes involving the industries the Company operates in, will not adversely affect the Company's results.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

    The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with a duration of generally less than twelve months.

    The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. The Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would not materially affect the consolidated financial position, results of operations, or cash flow. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

    Based on the Company's overall interest rate exposures as of November 30, 1998, a near-term change in interest rates would not materially affect the consolidated financial position, results of operations or cash flows. As of November 30, 1998, the large majority of the consolidated debt was fixed-rate debt.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Stolt is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of Stolt and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                                AGE*                              POSITION
-----------------------------------------------     -----     ---------------------------------------------------------
Jacob Stolt-Nielsen............................          67   Chairman of the Board and Chief Executive Officer
Carroll N. Bjornson............................          69   Director
Philip W. Darwin...............................          69   Director
Erling C. Hjort................................          62   Director
Tadatoshi Mamiya...............................          56   Director
Christer Olsson................................          53   Director
Jacob B. Stolt-Nielsen.........................          36   Director and Managing Director, Stolthaven Terminals
Niels G. Stolt-Nielsen.........................          34   Director and Chief Executive Officer, Stolt Sea Farm
Christopher J. Wright..........................          64   President and Chief Operating Officer
Jan Chr. Engelhardtsen.........................          47   Chief Financial Officer
Samuel Cooperman...............................          53   Chief Executive Officer, Stolt-Nielsen Transportation
                                                              Group
Reginald J.R. Lee..............................          55   Deputy Chief Executive Officer, Stolt-Nielsen
                                                              Transportation Group
Bernard Vossier................................          54   Chief Executive Officer, Stolt Comex Seaway

------------------------

*   As of March 31, 1999.

    Under the terms of Stolt's Articles, its Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been Stolt's practice to elect Directors for one-year terms. Under the Articles, the Board consists of not fewer than three nor more than nine Directors at any one time. Stolt's Board of Directors currently consists of eight members.

    Jacob Stolt-Nielsen has served as Chairman of the Board and Chief Executive Officer of the Company since he founded it in 1959. Mr. Stolt-Nielsen also serves as Chairman of the Board of SCS.

    Mr. Wright has served as President and Chief Operating Officer of the Company since July 1986. Mr. Wright also serves as Deputy Chairman of the Board of SCS.

    Mr. Engelhardtsen has served as Chief Financial Officer since 1991. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with the Company since 1974.

    Mr. Cooperman has served as CEO, Stolt-Nielsen Transportation Group since February 1999. Previously, he served as CEO of Stolt Parcel Tankers Inc. He joined the Company in 1974.

    Mr. Lee has served as Deputy CEO, Stolt-Nielsen Transportation Group since February 1999 and Managing Director of SNTG's Tank Container Operations since 1987. He joined the Company in 1982 when the Company acquired United Tank Containers Limited.

    Jacob B. Stolt-Nielsen has served as Managing Director, Stolthaven Terminals since October 1992, with responsibility for SNTG's storage business. He joined the Company in 1987 and has served in various positions in Oslo, Singapore, and Greenwich. He has served as a Director of the Company since May 1995.

    Mr. Vossier was appointed CEO, Stolt Comex Seaway in May 1995. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

    Niels G. Stolt-Nielsen has served as a Director of the Company and CEO, Stolt Sea Farm, since 1996. Mr. Stolt-Nielsen joined the Company in 1990 in Greenwich, working first as a Shipbroker and then as Round Voyage Manager. In 1994 he opened and organized the Company's representative office in Shanghai.

    Mr. Bjornson has served as a Director of the Company since 1974. He was employed by the Company in a variety of executive capacities from 1963 to 1985. He resigned in 1985 and became Chairman and Chief Executive Officer of Maryland Marine Inc. until its sale in November 1997.

    Mr. Darwin has served as a Director of the Company since 1989. He is Chairman of a British investment trust company and a Director of IFG Group plc, a company registered in Ireland.

    Mr. Hjort has served as a Director of the Company since May 1995. He joined the Norwegian law firm of Wikborg, Rein & Co. in Oslo in 1964, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Supreme Court, and in 1993 he became the Senior Partner in Wikborg, Rein & Co.

    Mr. Olsson has served as a Director of the Company since 1993. He is President of Walleniusrederierna AB with which he has been associated since 1984. He serves as a Director of Walleniusrederierna AB, Atlantic Container Line AB, and as the Chairman of the Swedish Shipowners' Association.

    Mr. Mamiya has served as a Director of the Company since August 1997 as the NYK Line nominee to the Board of Directors. He joined NYK Line in 1966 and is currently Chairman of NYK Bulkship (Europe) Ltd.

    Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen are the sons of Jacob Stolt-Nielsen.

    Under a Shareholders' Agreement between NYK and an entity controlled by the Stolt-Nielsen family, during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, Class B shares or any combination thereof (or the equivalent thereof after any stock split or recapitalization), such entity shall support NYK's nomination of one person to the Board of Directors of Stolt.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described in Item 10 above, Stolt does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the eight officers, excluding non-executive directors, performing such executive functions for the Company for the fiscal year ended November 30, 1998 (including profit sharing awards and certain benefits) was $3,384,730. In addition, $112,068 was contributed on behalf of such officers to defined contribution pension plans maintained by the Company and its subsidiaries. During 1998, Stolt executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $100,000 plus expenses.

PROFIT SHARING PLAN

    Stolt has a Profit Sharing Plan which pays 10% of the net profit of SNTG (after specified adjustments) to the majority of the employees worldwide of SNTG other than those covered by collective bargaining agreements. Separate Profit Sharing Plans are maintained by SCS and SSF. Under each such plan, the determination of an employee's individual award is based on performance, salary, and overall contribution to the business. SNTG's and SSF's Profit Sharing Plan is administered by a Compensation Committee appointed by the Stolt Board of Directors. The SCS Profit Sharing Plan is administered by a Compensation Committee appointed by SCS's Board of Directors. For the fiscal year ended November 30, 1998, $1.7 million and $0.7 million was paid by the SNTG and SSF Profit Sharing Plans, respectively, to its officers and employees, with $124,302 of this amount paid to those officers performing executive and administrative functions. For the fiscal year ended November 30, 1998, a total provision of $5.7 million has been made for payment by SCS. The payment of Profit Sharing for 1998 will not be made until 1999 and the portion to be allocated to officers has not yet been determined.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Stolt has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common Shares and related Class B Shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common Shares, 5,180,000 Class B Shares, or any combination thereof not exceeding 5,180,000 shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which may be granted under the 1997 Plan are exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan are or will be at an exercise price not less than the fair market value per share at the time the option was or is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Stolt Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    Following the Class B Share distribution in December 1995, in accordance with the revised terms of the 1987 Plan, holders of Common share options outstanding on the date of such distribution receive one Class B Share at no additional consideration for every two Common Share options exercised.

    As of April 30, 1999, options for 1,497,175 Common Shares and 947,883 Class B Shares were outstanding under the Plans. Of this total, options for 399,350 Common Shares and 184,925 Class B Shares were outstanding in accordance with their stated terms to employees who are Directors and executive officers of Stolt. The options are exercisable at the respective prices set out below and expire on the dates indicated:

                                       NUMBER OF SHARES
                        EXERCISE          FOR WHICH
                          PRICE          OUTSTANDING              EXPIRATION DATE
                      -------------  --------------------  -----------------------------
Common Shares
                        $  23.750              41,400      June 1999
                           21.750              50,875      June 2000
                           17.125              49,125      January 2001
                           12.750             104,100      December 2002
                           17.500               4,000      August 2003
                           15.750             180,250      December 2003
                           19.750             202,200      December 2004
                           25.375               3,000      May 2005
                           28.625             256,950      December 2005
                           17.750              10,000      July 2006
                           16.875               4,250      September 2006
                           17.125             176,725      December 2006
                           16.375               1,100      May 2007
                           22.500               2,500      August 2007
                           20.250               5,000      December 2007
                           20.125             405,700      December 2007
                                           ----------
                                            1,497,175
                                           ----------
                                           ----------
Class B Shares
                        $     Nil             346,058      June 1998-December 2005
                           17.500             176,725      December 2006
                           16.750               1,100      May 2007
                           22.125               2,500      August 2007
                            9.875             421,500      December 2008
                                           ----------
                                              947,883
                                           ----------
                                           ----------

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 19 to the Company's 1998 Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has elected to provide financial statements for the fiscal year ended November 30, 1998 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    1.  Consolidated Financial Statements
       Report of Independent Chartered Accountants
       Consolidated Balance Sheets as of November 30, 1998 and 1997 Consolidated Statements of Income for the years ended November 30, 1998,
    1997 and 1996
       Consolidated Statements of Shareholders' Equity for the years ended November 30, 1998, 1997 and 1996
       Consolidated Statements of Cash Flows for the years ended November 30, 1998, 1997 and 1996
       Notes to Consolidated Financial Statements

    The Company's consolidated financial statements and related notes referred to above and the report of Arthur Andersen, the Company's Independent Chartered Accountants, appearing on pages 24 through 43 of the Company's 1998 Annual Report filed with the Securities and Exchange Commission on Form 6-K, are incorporated herein by reference.

    2.  Supplementary Schedules
       Report of Independent Chartered Accountants on Schedules
       Schedule II--Valuation and Qualifying Accounts

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

        (a)  FINANCIAL STATEMENTS.

           See list in Item 18.

        (b)  EXHIBITS.

      2.1  Consent of Arthur Andersen, Independent Chartered Accountants.

      2.2  Consent of Elvinger, Hoss & Prussen.

      2.3  Company's 1998 Annual Report, pages 15 through 43.

       27  Financial Data Schedule

              INDEX TO REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Chartered Accountants...........................................        F-2

Supplementary Schedule

  Schedule II--Valuation and Qualifying Accounts......................................        F-3

                  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To STOLT-NIELSEN S.A.

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference to this Form 20-F, and have issued our report thereon dated February 24, 1999. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN

London, England
May 21, 1999

                                                                     SCHEDULE II

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                                                  WRITE OFFS                 BALANCE
                                                        BALANCE AT   CHARGED TO     AGAINST                    AT
                                                         BEGINNING    COSTS AND       THE       OTHER ADD    END OF
                                                         OF PERIOD    EXPENSES      RESERVE    (DEDUCT)(A)   PERIOD
                                                        -----------  -----------  -----------  -----------  ---------
FOR THE YEAR ENDED
  November 30, 1996:
    Allowance for doubtful accounts...................   $   3,422    $   2,349    $  (1,239)   $     473   $   5,005
    Restructuring Costs...............................          --        3,873           --           --       3,873
    Other.............................................      21,267        3,687         (248)      (1,914)     22,792
FOR THE YEAR ENDED
  November 30, 1997:
    Allowance for doubtful accounts...................   $   5,005    $   1,054    $    (162)   $    (690)  $   5,207
    Restructuring Costs...............................       3,873           --       (3,873)          --          --
    Other.............................................      22,792       15,447         (645)       1,877      39,471
FOR THE YEAR ENDED
  November 30, 1998:
    Allowance for doubtful accounts...................   $   5,207    $   6,023    $      17    $  (2,062)  $   9,185
    Restructuring Costs...............................          --           --           --           --          --
    Other.............................................      39,471        5,768          (64)     (11,221)     33,954

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.