Form 20-F
period 1999-11-30
STOLT NIELSEN S A
filed 2000-05-31
CIK 831980

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 20-F

                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1999
                         COMMISSION FILE NUMBER 0-16977

                             ---------------------

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
REPORT:

Common Shares, no par value:................................  29,358,533*
Class B Shares, no par value:...............................  25,208,069**
Founder's Shares, no par value:.............................   7,820,109

--------------------------------------------------------------------------------

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

                            Item 17 / /  Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                          --------
PART I..................................................................      1
  Item 1.   Description of Business.....................................      1
            General.....................................................      1
            Overview and History........................................      1
            Strategy....................................................      3
            Businesses..................................................      4
            Regulation..................................................     12
            Competition.................................................     15
            Other Matters...............................................     16
  Item 2.   Description of Property.....................................     17
            Parcel Tanker Fleet.........................................     17
            Fleet of Stolt Offshore.....................................     20
            Other Properties............................................     22
  Item 3.   Legal Proceedings...........................................     23
  Item 4.   Control of Registrant.......................................     24
  Item 5.   Nature of Trading Market....................................     24
  Item 6.   Exchange Controls and Other Limitations Affecting Security
              Holders...................................................     25
            Exchange Controls...........................................     25
            Limitations Affecting Shareholders..........................     25
  Item 7.   Taxation....................................................     26
            U.S. Taxation...............................................     26
            Luxembourg Taxation.........................................     27
  Item 8.   Selected Financial Data.....................................     27
            Dividends...................................................     27
  Item 9.   Management's Discussion and Analysis of Results of
              Operations and Financial Condition........................     27
            Recent Developments.........................................     27
            Year 2000 Issue.............................................     28
            Forward-Looking Statements..................................     29
            Factors Affecting Revenues and Costs........................     29
  Item 9A.  Quantitative and Qualitative Disclosures about Market
              Risk......................................................     37
  Item 10.  Directors and Officers of Registrant........................     38
  Item 11.  Compensation of Directors and Officers......................     39
  Item 12.  Options to Purchase Securities from Registrant or
              Subsidiaries..............................................     40
  Item 13.  Interest of Management in Certain Transactions..............     41

PART III................................................................     41
  Item 15.  Defaults Upon Senior Securities.............................     41
  Item 16.  Changes in Securities, Changes in Security for Registered
              Securities and Use of Proceeds............................     41

PART IV.................................................................     41
  Item 17.  Financial Statements........................................     41
  Item 18.  Financial Statements........................................     41
  Item 19.  Financial Statements and Exhibits...........................     80

------------------------

Note: Omitted items are inapplicable.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt-Nielsen S.A. ("Stolt") is a holding company which, through its subsidiaries, is engaged in: the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids; subsea services covering all phases of offshore oil and gas operations from exploration to decommissioning; and aquaculture; the production, marketing, and distribution of farmed fish. Stolt also has two Internet-based e-commerce start-ups, one focused on bulk logistics; the other on procurement for ship owners and operators. In this Report, "Company" or "Group" refers to Stolt and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years involve the fiscal year ended November 30.

OVERVIEW AND HISTORY

STOLT-NIELSEN TRANSPORTATION GROUP

    The Company is engaged in three primary businesses: Transportation, Subsea, and Seafood. In early 2000, the Company announced its involvement in two additional businesses: Bulk Logistics and Ship Procurement.

    The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG") which represented approximately 49% of the Company's 1999 net operating revenue, approximately 54% of 1999 recurring income from operations, and approximately 64% of total assets as of November 30, 1999. SNTG is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. SNTG, through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal, and rail services, provides integrated logistics solutions for its customers on a worldwide basis.

    SNTG is one of the largest operators of parcel tankers in the world. SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from the Group's first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI has subsequently changed its name to Stolt-Nielsen Transportation Group Ltd.

    SNTG is also the largest operator in the tank container market, currently operating approximately 15,000 tank containers. SNTG's tank container operations specialize in smaller lot shipments of bulk liquid products. These are primarily operated for door-to-door shipments. SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly-manufactured tank containers and through acquisitions.

    In addition, SNTG has investments in or alliances with eleven bulk storage terminals. These terminals are integrated with SNTG's tanker operations and serve as hubs for its regional tanker and rail- and road-based services to provide door-to-door transportation. SNTG's terminal network includes four wholly-owned terminals with a total capacity of 5.0 million barrels. SNTG's terminal operations also have interests in three ventures: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 31% interest in Dovechem Terminal Holdings Ltd. ("Dovechem"), a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and
(iii) a 50% interest in Jeong II Tank Terminal which has a terminal facility in Ulsan, South Korea. In March 2000, SNTG acquired an additional 3% interest in Dovechem.

STOLT OFFSHORE

    Subsea business is carried out through Stolt Offshore S.A. ("SO") (formerly named Stolt Comex Seaway S.A.) a subsidiary in which the Company currently holds a 47.5% economic interest and a 61% voting interest. SO is one of the largest subsea services contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. SO was formed by the Company through the acquisitions of Stolt-Nielsen Seaway A/S ("Seaway") in March 1992 and Comex Services S.A. ("Comex") in June 1992.

    Seaway was founded by Jacob Stolt-Nielsen, the Company's Chairman, in 1973 to provide services for offshore oil and gas exploration and production in the North Sea. Comex, which was founded in 1961, was a leading worldwide underwater services contractor with a strong presence in major offshore markets outside the U.S. SO completed an initial public offering in May 1993 and secondary offerings in March and November 1997.

STOLT SEA FARM

    Stolt Sea Farm Holdings Ltd. ("SSF"), wholly-owned by Stolt, produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by the Company in late 1991.

    In May 2000, the Company announced it is considering listing SSF on the Oslo Stock Exchange. The listing is likely to take place in the near future and will be accompanied by an initial public offering in Norway, and a private placement in the U.S., for a total of about 25% of SSF's equity. A final decision to proceed will be subject to approval by the Stolt and SSF Boards of Directors and market conditions.

OPTIMUM LOGISTICS

    Optimum Logistics Ltd ("OLL"), established in early 2000, offers an Internet-based, open logistics system for bulk materials. OLL's principal offering is TransLink-TM-, a family of logistics software products that arrange and monitor all stages of the supply chain by incorporating information from every party that touches a shipment--from producers, to transportation and storage providers, to freight forwarders and surveyors. TransLink-TM- supports transportation and storage procurement activities for bulk materials. TransLink-TM- is based on Chemlink, a closed internet system currently used by many SNTG customers.

PRIMESUPPLIER

    In early 2000, the Company also established PrimeSupplier Ltd. ("PSL"), which will offer an Internet-based total marine procurement system which will make available all products and services needed for marine operations. The system enables ship operators to electronically select, purchase and arrange delivery for all the ship's needs for fuel, consumables, spare parts and other services. PSL employs a proprietary supplier and price database to intelligently manage the procurement process, including transportation.

    Stolt was incorporated in Luxembourg in 1974 as the holding company for all of the Group's activities. Stolt's registered office is located at 23, Avenue Monterey, L-2086 Luxembourg and it is registered at the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179". Stolt's principal executive offices are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number 44-207-611-8960; internet address www.stolt-nielsen.com.

    Stolt is a publicly-traded company listed on the Nasdaq National Market ("NASDAQ") and the Oslo and London Stock Exchanges.

    The Company has 73 offices and facilities. The Company employs approximately 10,000 people worldwide.

STRATEGY

    The Company pursues a strategy of seeking to provide sophisticated industrial services to customers in niche markets which demand complex technology. The Company aims to operate in global markets where it is, or believes it can become, the market leader. The Company's investment philosophy is to generate value over the long term.

STOLT-NIELSEN TRANSPORTATION GROUP

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

    In 1994, SNTG embarked upon a newbuilding program to construct 25 new parcel tankers (of which one was subsequently cancelled) designed to meet increasing demand for its transportation services and to replace the first generation of purpose-built parcel tankers built in the early to mid 1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers.

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

STOLT OFFSHORE

    SO's strategy is to enhance its position as a full-service subsea contractor providing technologically advanced and cost effective life-of-field subsea services to its customers. With the recent merger activities among the major oil companies it is clear that they are now looking for contractors with a greater range of assets and technologies and who are able to offer them a worldwide service for both new construction and field maintenance services.

    SO's December 1999 acquisition of ETPM S.A. ("ETPM") enables SO to offer a much wider range of engineering and pipelay services and also to provide fixed or floating production platforms. SO is therefore able to supply a complete field development solution for the first time.

    Different operators require differing scopes of service in the various regions of the world. SO now has the ability to offer a complete EPIC contracting service, from wellhead to production platform or to undertake any part of the engineering and installation package that may be required by individual operators.

STOLT SEA FARM

    SSF's strategy is to focus on its core products of Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar, to continue to seek to reduce its costs, to develop sales for other producers, to develop a global marketing and distribution organization, and to shift production further down the value-chain towards more high value-added retail products.

BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of the businesses for the year ended November 30, 1999:

                                                         NET
                                                      OPERATING         INCOME FROM        IDENTIFIABLE
                                                       REVENUE           OPERATIONS           ASSETS
                                                     ------------      --------------      ------------
                                                                       (IN MILLIONS)
Stolt-Nielsen Transportation Group
  Tankers..........................................  $  618    35%      $ 27      24%      $1,551    51%
  Tank Containers..................................     206    11%        18      16%         173     6%
  Terminals........................................      55     3%        15      14%         233     7%
                                                     ------   ---       ----     ---       ------   ---
Subtotal...........................................     879    49%        60      54%       1,957    64%
Stolt Offshore.....................................     641    36%        24      21%         843    28%
Stolt Sea Farm.....................................     261    15%        28      25%         258     8%
                                                     ------   ---       ----     ---       ------   ---
    Total..........................................  $1,781   100%      $112     100%      $3,058   100%
                                                     ======   ===       ====     ===       ======   ===

GEOGRAPHIC DISTRIBUTION

    The following table sets out net operating revenue by country for the Company's segments. SNTG net operating revenue is allocated on the basis of the country in which it is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. SO net operating revenue is primarily allocated to two worldwide product lines in respect of large projects and for all other projects is allocated to the region in which they take place. Accordingly, it is not possible to allocate the net operating revenue from SO to specific countries. SEAME represents Southern Europe, Africa, and the Middle East.

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
NET OPERATING REVENUE:
STOLT-NIELSEN TRANSPORTATION GROUP:
Tankers:
  United States.............................................   $  272     $  294     $  315
  South America.............................................       48         46         60
  Netherlands...............................................       43         40         44
  Other Europe..............................................      100        110        121
  Malaysia..................................................       44         47         39
  Other Asia................................................      110        138        118
  Other.....................................................       54         41         32
Less commissions, sublet costs, transshipment and barging
  expenses..................................................      (53)       (58)       (64)
                                                               ------     ------     ------
                                                                  618        658        665
                                                               ======     ======     ======
Tank Containers:
  United States.............................................       73         76         80
  South America.............................................        7          8          7
  France....................................................       24         22         22
  Other Europe..............................................       46         54         46
  Japan.....................................................       25         26         21
  Other Asia................................................       30         28         36
  Other.....................................................        1          5          7
                                                               ------     ------     ------
                                                                  206        219        219
                                                               ======     ======     ======
Terminals:
  United States.............................................       49         48         42
  Brazil....................................................        6          6          5
                                                               ------     ------     ------
                                                                   55         54         47
                                                               ------     ------     ------
    Total SNTG..............................................      879        931        931
                                                               ======     ======     ======
STOLT OFFSHORE:
  North America.............................................      156         63          9
  South America.............................................       57         59         44
  United Kingdom............................................      162        326        153
  Norway....................................................      161         99         90
  SEAME.....................................................       58         58         76
  Other North Sea...........................................        5          7         20
  Asia Pacific..............................................       42         38         39
                                                               ------     ------     ------
                                                                  641        650        431
                                                               ======     ======     ======
STOLT SEA FARM:
  United States.............................................      104         79         56
  Canada....................................................       14          9          6
  United Kingdom............................................       21         12         --
  Norway....................................................       11         10         13
  Spain.....................................................       12         12         12
  Japan.....................................................       48         41         35
  Others, net...............................................       51         53         42
                                                               ------     ------     ------
                                                                  261        216        164
                                                               ------     ------     ------
    Total...................................................   $1,781     $1,797     $1,526
                                                               ======     ======     ======

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

PARCEL TANKER OPERATIONS

    SNTG is one of the largest operator of parcel tankers in the world. As of March 31, 2000, SNTG marketed a fleet of 131 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 46,000 deadweight tons ("dwt") (of which 76 were over 10,000 dwt), and totaling approximately
2.41 million dwt.

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

    SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS" or "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The Joint Service participants include affiliates and non-affiliates of the Company. This fleet currently is comprised of 77 parcel tankers totaling approximately 2.02 million dwt. Of these, SNTG owns 40 ships and time-charters two ships for participation in the STJS.

    The Joint Service operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt", 50%-owned by the Company), six ships owned by Rederi AB Sunship, two ships owned by Barton Partner Limited, five ships owned by Bibby Pool Partner Limited, two ships owned by Unicorn Lines (Pty) Limited, and one ship owned by Hikawa Stolt Tankers Inc. (50%-owned by the Company). The STJS currently has an additional six tankers on time-charter through its agent Stolt Tankers Inc. ("STI") and also time-charters two ships from SNTG.

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

    SNTG also operates tankers in six regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific
Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Europe Service operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 33 inland tankers on the River Rhine and the adjacent Rotterdam Antwerp waterways.

    SNTG manages all of its own ships and employs its own seafarers. For its shipowning activities SNTG has secured International Ship Management Association ("ISMA") Quality Assurance System certification, which includes International Standards Organization ("ISO") 9002 and International Safety Management ("ISM") certifications. SNTG has also secured ISO 9002 certification for its chartering and operations activities worldwide.

    SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers. In some markets third-party brokers support this effort. SNTG's top ten tanker customers and top ten products accounted for 27% and 25%, respectively, of the total SNTG tanker revenue in 1999.

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

TANK CONTAINER OPERATIONS

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

    Prior to 1999, growth in the tank container market had been broad based. In 1999, the growth in the tank container market slowed considerably, primarily the result of weakened demand for tank container shipments into and within Asia Pacific, partially offset by increased shipments from Asia Pacific and other developing markets. As of March 31, 2000, SNTG controls a fleet of about 15,000 tank containers of which approximately 8,000 are owned, and approximately 7,000 tank containers are leased in or managed for customers.

    SNTG specializes in offering door-to-door tank container transportation services, making all transportation arrangements from origin to destination on behalf of the shipper. SNTG is one of the largest operators in the door-to-door business, deploying approximately 13,000 tank containers in all major worldwide markets. In addition, approximately 2,000 tank containers are managed on behalf of customers. Until February 1999, SNTG also operated a leasing division, which leased tank containers to shippers who wish to operate their own containers. On February 12, 1999, the 2,830 tank containers in the leasing division were sold to TransAmerica Leasing Inc.

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

    SNTG also operates a fleet of 336 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

TERMINAL OPERATIONS

    SNTG has interests in investments in or alliances with eleven bulk liquid storage terminals. SNTG's terminals offer storage services and consolidate inland waterway and land transportation for more efficient operation and better customer service. SNTG owns and operates three tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately 5.0 million barrels of liquid storage. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and for third parties.

    SNTG's terminal operations also have interests in three ventures: (i) a 40% interest in Stolthaven Westport, a joint venture, with the Bolton Group in Malaysia; (ii) a 34% interest in Dovechem a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong II Tank Terminal which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of Vopak pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port. In March 2000, SNTG acquired an additional 3% interest in Dovechem.

    The following table contains information on SNTG's terminals:

                                                   %         YEAR      CAPACITY
STORAGE LOCATION                                HOLDING    ACQUIRED    (BARRELS)
----------------                                --------   ---------   ---------
Perth Amboy, New Jersey.......................    100%       1983      2,258,400
Houston, Texas................................    100%       1982      1,607,500
Chicago, Illinois.............................    100%       1975        741,100
Santos, Brazil................................    100%       1982        349,400
                                                                       ---------
    SUB TOTAL.................................                         4,956,400
                                                                       ---------
Joint Ventures
  Westport, Malaysia..........................     40%       1998        226,400
  Kuantan, Malaysia...........................     10%       1999        176,100
  Shenzen, China..............................     34%     1998-2000     640,200
  Shanghai, China.............................     34%     1998-2000     246,600
  Ulsan, South Korea..........................     50%       1999      1,946,700
                                                                       ---------
    TOTAL.....................................                         8,192,400
                                                                       =========

    SNTG obtained ISO 9002 certification for its terminal business systems in Houston, Chicago, Perth Amboy, and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

STOLT OFFSHORE

    SO is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance, and repair services to its customers in the offshore oil and gas industry. SO develops and applies innovative and cost-efficient subsea techniques that address the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. SO has operated in more than 60 countries worldwide and currently operates in over 20 countries. SO's business backlog at April 30, 2000 stands at $1,100 million, of which $574 million is for 2000. This compares to a backlog at April 30, 1999 of $1,211 million, of which $757 million was for 1999.

    The services offered by SO cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, SO provides seabed survey and drilling support services. During the development phase, SO provides, with partners when appropriate, engineering design, component procurement, and installation of subsea equipment, well control umbilicals, flowlines, and production risers. During the production phase, which may continue for many years, SO inspects, maintains, and repairs platforms, pipelines, flowlines, and subsea equipment. Following the production phase, SO provides field decommissioning services including the removal of offshore structures and subsea equipment.

    SO offers three main product lines. Field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems and installation of rigid and flexible flowlines, small-diameter pipelines, and well control umbilicals. Subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting, and pipeline stabilization. Subsea services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance, and repair.

    In addition to its main product lines, SO offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship, STANISLAV YUDIN, chartered from SO's joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil. SO also manufactures flexible flowlines and dynamic flexible risers through the joint venture company NKT Flexibles I/S.

    The remainder of the joint ventures in which SO has an interest have been entered into on a project-specific basis to enhance the range of services provided to the customer. In these joint ventures, SO will typically have interests ranging from 33% to 50%.

    SO operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of SO's subsea activities are performed. SO owns or charters a fleet consisting of 4 flexible flowline and umbilical lay ships, 9 construction ships, 5 survey, inspection, repair and maintenance ships, 14 shallow water ships, 9 heavy lift ships and barges, 102 ROVs, and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a subsea construction ship, and continuous investment in new ROV technology and construction equipment. SO also took over the long-term lease on the DISCOVERY, a multipurpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    During 1999, SO entered into a long-term charter for the NTL 900 a derrick/lay barge. In addition, the SEAWAY KINGFISHER, a diverless inspection, repair and maintenance ship, was introduced into the North Sea market at the end of August 1998.

    In August 1998, SO acquired Ceanic Corporation ("Ceanic") for approximately $219 million in a strategic move to secure a major position in the growing and important Gulf of Mexico market. The acquisition gave SO an established base in Houston from where major U.S. customers direct their worldwide business. With Ceanic, SO took ownership of a substantial fleet of ships, remotely operated vehicles ("ROVs"), and other related technologies. Ceanic was the dominant contractor in the shallow water oil field maintenance market and was moving into deeper waters with dynamically positioned ships and deep water ROVs acquired over the past year.

    In December 1999, Stolt Offshore S.A. acquired ETPM, a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"), which secures SO a major position in the rapidly expanding deep-water construction market in West Africa. This acquisition enables SO to offer its customers a larger range of products and services. SO now has the ability to lay all diameters of pipe in all water depths, to engineer and project manage the installation of Floating Production Storage and Offloading units and other designs for large deepwater field development projects. SO has paid GTM $130 million in cash and has issued
6.1 million SO Class A shares. These shares are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares in the range of $237.5 to $243.6 million. In December 1999, SO and NKT Holding A/S ("NKT") formed a new joint venture to manufacture flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. SO issued approximately
1.8 million Class A Shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in the venture. The Company realized, in the first quarter of 2000, a non-recurring, non-operating gain of $32.5 million from the dilution of its interest in SO as a result of the SO Class A Shares issued as consideration to GTM and NKT. In February 2000, SNSA converted $100 million of debt owed by SO to SNSA into 10.3 million SO Class A Shares. After the conversion, SNSA holds a 47.5% interest in SO. On April 13, 2000, Stolt Comex Seaway S.A. changed its name to Stolt Offshore S.A. This change was made in recognition of the continuing evolution into a larger and more diverse company following the acquisition of ETPM in December 1999.

    The acquisition of ETPM also gives SO access to key assets including one combined heavy lift barge, three lay barges, one flowline lay ship, one construction support ship and two fabrication yards in West Africa. These assets are complimentary to the existing assets of SO with the LB200 holding world records for pipelay in the challenging conditions of the North Sea and the SEAWAY KESTREL (previously named NORLIFT) providing an alternative to the SEAWAY FALCON for pipelay.

STOLT SEA FARM

    SSF concentrates on the production of Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar by employing modern techniques in breeding, farming, and processing to produce high quality seafood in controlled environments. It develops its production in clusters of farms designed to reduce production costs while maintaining high standards of husbandry. It is seeking to become a low cost producer and believes that this objective is now being achieved. Purchasers of SSF's products include importers, smokehouses, restaurants, retail chains, and other distributors in Europe, the U.S., and Asia Pacific. From Norway and Scotland, SSF supplies the European market and exports to Japan and East Asia. The North American market is supplied by production from Canada, Maine, Norway, and Chile. These areas also export to the Japanese and East Asian markets.

    The salmon farming industry is the fastest growing food industry with an annual growth rate of 12.3%. As the world population grows and individuals increasingly seek healthier products like fish, the demand for farmed fish is expected to increase. Approximately 90% of SSF's revenue is derived from the sale of Atlantic salmon. The remaining 10% of SSF's revenue is from new species of which only turbot has yet reached the commercial stage.

    Of the main competitors in the farmed salmon industry, SSF is the only one with a presence in all the big four farming regions--Norway, Chile, Canada and the UK. SSF is also the only one with an inmarket sales organization in all main markets. SSF's unique position within the industry is further emphasized due to the fact that SSF is currently also the only one of the main salmon producing companies that has divested into other new species.

    Atlantic salmon and salmon trout are sold fresh, frozen, or in products further processed for the convenience of its customers. SSF believes processed or value-added products will become increasingly important in the future as consumers increasingly turn to ready-packed seafood as they have in the case of chicken and meat products. The international turbot market is small with a wild catch of tons and farmed production of tons. SSF also farms sturgeon in California and supplies both sturgeon meat and caviar for sale.

    In September 1999, SSF purchased D.E. Salmon, an entity with a hatchery, five marine site licenses (two undeveloped) and a processing plant in Maine for $3.8 million. In August 1999, SSF acquired International Aqua Foods Ltd. ("IAF") for approximately $11.0 million and the assumption of $9.2 million in debt. IAF is involved in salmon and tilapia hatchery operations in Canada and the U.S., and salmon and trout farming in Chile.

OPTIMUM LOGISTICS

    In March 2000, OLL announced plans for the first Internet-based, open logistics system for bulk materials. OLL will connect all participants in the global supply chain.

    OLL's principal offering is TransLink-TM-, an online logistics system that electronically arranges and monitors all stages of the supply chain by incorporating information from every party that touches a shipment--producers, transportation and storage providers, freight forwarders and surveyors. This creates an unobstructed view of critical logistics data and the ability to sequence and optimize the bulk material supply chain.

    TransLink-TM- is the next-generation of Chemlink--a secure online system used over 18 months by more than 20 producers of chemicals, vegetable oils, petroleum products and other bulk liquids to book, track and trace SNTG carried shipments around the world. OLL has opened TransLink-TM- to all producers, carriers, freight forwarders and other logistics providers. OLL has enhanced the system's functionality by adding tools for arranging and proactively monitoring the global supply chain. The upgraded system also monitors and automatically alerts users to faults before they occur.

    OLL will initially offer TransLink-TM- to participants in bulk chemical supply chains because of the significant scope of the chemical's industry's seaborne trade and the significant opportunities to improve upon logistics efficiencies in this highly fragmented business. OLL has already attracted a roster of chemical producers for its pilot program which began in late
April 2000. OLL has also enlisted the support of chemical exchanges, freight forwarders, cargo surveyors, and other leading logistics service providers. Future target industries will include forest products, steel, gas products and agribulk. The Company expects to gradually dilute its interest in OLL.

PRIMESUPPLIER

    In March 2000, PSL launched the world's first Internet-based total marine procurement system to make all products and services needed for marine operations available virtually anytime, anyplace, at the lowest cost. The system enables ship operators to electronically select, purchase, and arrange delivery for all the ship operators' needs for fuel, consumables, spare parts and other services. PSL employs a proprietary supplier and price database to intelligently manage the procurement process, including transportation.

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

    As a foreign-owned corporation, SNTG is prohibited by U.S. Federal law from owning more than a 25% interest in ships operating in the U.S. coastal market and in the U.S. inland waterway system.

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

STOLT OFFSHORE

    SO's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, SO is required by various governmental and other regulatory agencies to obtain certain permits, licenses, and certificates with respect to its equipment and operations. The kinds of permits, licenses, and certificates required in the operations of SO depend upon a number of factors. SO believes that it has or can readily obtain all permits, licenses, and certificates necessary to conduct its operations. Some countries require that SO enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

    SO's operations are affected from time-to-time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations, and economics are affected by price control, tax, and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect SO's operations and those of its customers.

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

    In 1995, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers, in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government in July 1997 reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime.

    In July 1998, the U.S. Department of Commerce imposed duties on imports of fresh Atlantic salmon from Chile into the U.S. on Eicosal, a joint-venture partner of SSF, at 10.69%.

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

COMPETITION

STOLT-NIELSEN TRANSPORTATION GROUP

    The market for the integrated transportation and logistics services provided by SNTG is in its infancy. In providing such services, SNTG competes primarily with a few other large terminal and transport companies who are developing such services. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market is divided into two segments, deep-sea and intra-regional coastal, which depend on the routes and ships employed. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines which operate tank containers. SNTG's terminal operations compete primarily with other independent terminal companies. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled. Corporations such as GATX Terminals and Vopak that own and operate terminals on a worldwide basis own many of the competing terminals.

STOLT OFFSHORE

    The subsea contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although SO believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record, and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. SO's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, SO may from time-to-time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    SO believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. Competition across all main product lines is limited to SO and two competitors, Coflexip Stena Offshore and Rockwater, a subsidiary of Brown and Root, itself a division of Halliburton. SO is subject to intense competition from these offshore contractors. In certain geographical regions, and in certain product lines, SO also competes with J. Ray McDermott Inc., Global Industries Limited and DSND. SO also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

STOLT SEA FARM

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

OTHER MATTERS

UNIONS

    The Company employs primarily European senior officers, European and Filipino junior officers and Filipino crew members on its parcel tankers. Twelve Company-owned ships are manned by Filipino officers and crew, eleven by Latvian officers and crew and four by Russian officers and crew. The Company maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. The Company owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expire on December 31, 2000 and December 31, 2001. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2001. The Company has not experienced any significant work stoppages and considers its relations with its unionized employees and their unions to be good.

INSURANCE

    The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and SO is currently covered by hull and machinery insurance in the aggregate amount of $3.6 billion. Marine liabilities, which may be incurred through the operation of SNTG's and SO's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately $4.25 billion per incident except for marine oil pollution which is limited to $700 million per occurrence. Non-marine liabilities are insured up to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

ITEM 2. DESCRIPTION OF PROPERTY

STOLT-NIELSEN TRANSPORTATION GROUP

    The following table describes the parcel tankers which are operated by SNTG, both within and outside STJS. It also includes ships that are leased or time-chartered. (See notes to table below pertaining to ownership and registry.)

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              as of March 31, 2000

                                                                YEAR          DWT
                                                               BUILT     (METRIC TONS)    OWNERSHIP(1)      REGISTRY
                                                              --------   -------------    ------------      --------
STOLT INNOVATION CLASS
    Stolt Capability........................................    1998          37,000     NYK Stolt         Liberian
    Stolt Efficiency........................................    1998          37,000     Company           Liberian
    Stolt Inspiration.......................................    1997          37,000     Company           Liberian
    Stolt Creativity........................................    1997          37,000     Company           Liberian
    Stolt Invention.........................................    1997          37,000     NYK Stolt         Liberian
    Stolt Confidence........................................    1996          37,000     Company           Liberian
    Stolt Innovation........................................    1996          37,000     Company           Liberian
    Stolt Concept...........................................    1999          37,000     Company           Liberian
    Stolt Effort............................................    1999          37,000     Company           Cayman
STOLT ACHIEVEMENT CLASS
    Stolt Achievement.......................................    1999          37,000     Company           Cayman
STOLT HELLULAND CLASS
    Stolt Vinland...........................................    1992          29,999     Company           Liberian
    Stolt Vestland..........................................    1992          29,999     Company           Liberian
    Stolt Helluland.........................................    1991          29,999     Company           Liberian
    Stolt Markland..........................................    1991          29,999     Company           Liberian
STOLT SAPPHIRE CLASS
    Stolt Jade..............................................    1986          38,746     Company           Liberian
    Stolt Aquamarine........................................    1986          38,746     Company           Liberian
    Stolt Topaz.............................................    1986          38,720     Company           Liberian
    Stolt Emerald...........................................    1986          38,720     Company           Liberian
    Stolt Sapphire..........................................    1986          38,746     NYK Stolt         Liberian
STOLT FALCON CLASS
    Stolt Eagle.............................................    1980          37,082     Company           Liberian
    Stolt Condor............................................    1979          37,200     Company           Liberian
    Stolt Heron.............................................    1979          37,075     Company           Liberian
    Stolt Hawk..............................................    1978          37,080     Company           Liberian
    Stolt Osprey............................................    1978          37,080     Company           Liberian
    Stolt Falcon............................................    1978          37,200     Company           Liberian
STOLT PRIDE CLASS
    Stolt Excellence........................................    1979          32,093     Company           Liberian
    Stolt Loyalty...........................................    1978          32,091     Company           Liberian
    Stolt Tenacity..........................................    1978          32,093     Company           Liberian
    Stolt Integrity.........................................    1977          32,057     Company           Liberian
    Stolt Sincerity.........................................    1976          31,942     Company           Liberian
    Stolt Pride.............................................    1976          31,942     Company           Liberian

                                                                YEAR          DWT
                                                               BUILT     (METRIC TONS)    OWNERSHIP(1)      REGISTRY
                                                              --------   -------------    ------------      --------
STOLT AVANCE CLASS
    Stolt Avenir............................................    1978          23,275     Company           Liberian
    Stolt Avance............................................    1977          23,648     Company           Liberian
STOLT SEA CLASS
    Stolt Spur..............................................    1970          23,672     Company           Liberian
    Stolt Sea...............................................    1999          22,500     Company           Liberian
    Stolt Sun...............................................    2000          22,210     Company           Cayman
    Stolt Span..............................................    1999          22,460     NYK Stolt         Liberian
SUPERFLEX CLASS
    Stolt Guardian..........................................    1983          39,726     Company           Liberian
    Sun Sapphire............................................    1994          40,160     Sunship AB        Liberian
    Star Sapphire...........................................    1992          40,160     Sunship AB        Liberian
    Blue Sapphire...........................................    1991          40,153     Sunship AB        Liberian
    Hyde Park...............................................    1982          39,015     T/C by Company    Liberian
    Stolt Protector.........................................    1983          39,782     Company           Liberian
    Moon Sapphire...........................................    1983          39,742     Sunship AB        Liberian
    Kenwood Park............................................    1982          39,015     T/C by Company    Liberian
    Red Sapphire............................................    1982          39,702     Sunship AB        Liberian
    White Sapphire..........................................    1980          39,702     Sunship AB        Liberian
"V" CLASS
    Stolt Victor............................................    1977          30,899     Company           Liberian
    Stolt Viking............................................    1978          30,892     Company           Liberian
STOLT ASPIRATION CLASS
    Stolt Aspiration........................................    1987          12,219     NYK Stolt         Liberian
    Stolt Alliance..........................................    1985          12,674     NYK Stolt         Liberian
    Stolt Taurus............................................    1985          12,749     Company           Liberian
    Stolt Titan.............................................    1985          12,691     Company           Liberian
    Stolt Trader............................................    1995          12,458     Barton            Panamanian
    Stolt Infra.............................................    1985          12,734     Barton            Panamanian
    Herefordshire...........................................    1985          12,721     Bibby             Panamanian
    Stolt Cornwall..........................................    1985          12,749     Bibby             Panamanian
    Stolt Sakra.............................................    1984          12,775     Company           Liberian
    Stolt Accord............................................    1982          12,467     NYK Stolt         Liberian
TROJAN CLASS
    Stolt Trojan............................................    1996          15,313     Barton            Panamanian
TRIUMPH CLASS
    Stolt Kent..............................................    1998          19,300     Bibby             Isle of Man
    Botany Triumph..........................................    1997          19,299     Barton            Panamanian
NTOMBI CLASS
    Stolt Ntaba.............................................    1991          13,946     Unicorn           Panamanian
    Ntombi..................................................    1990          13,947     Unicorn           Panamanian
STOLT NYK ASIA PACIFIC
  SERVICE IN STJS
    Stolt Kikyo.............................................    1998          11,564     NSSH              Liberian
OTHER PARCEL TANKERS
    Stolt Puffin............................................    1993           5,758     Company           Liberian
    Bruce Park..............................................    1992          13,940     T/C by STJS       Panamanian
    Stolt Hinyk.............................................    1992           8,080     Hikawa Stolt      Liberian
    Stolt Hikawa............................................    1992           8,080     Hikawa Stolt      Liberian
    Stolt Egret.............................................    1992           5,758     Company           Liberian
    Central Park............................................    1985          12,700     T/C by STJS       Panamanian
    Leopard.................................................    1985          44,979     T/C by STJS       Singapore
    Tiger...................................................    1985          44,979     T/C by STJS       Singapore
    Panther.................................................    1985          44,979     T/C by NYK        Singapore
    Chemical Trader.........................................    1981          45,881     T/C by NYK        USA
    Chemical Explorer.......................................    1981          45,881     T/C by STJS       USA
    Luctor..................................................    1991          40,349     T/C by STJS       Singapore
TOTAL IN STJS                                                              2,017,284
    (77 ships)

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              as of March 31, 2000

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)      OWNERSHIP(A)         REGISTRY
                                                   -----     -------------      ------------         --------
STOLT-NIELSEN INTER-EUROPE SERVICE
  Stolt Shearwater.............................    1998            5,498           Company        Cayman Islands
  Stolt Kittiwake..............................    1993            4,729           Company        Cayman Islands
  Stolt Guillemott.............................    1993            4,709           Company        Cayman Islands
  Stolt Cormorant..............................    1999            5,498           Company        Cayman Islands
  Stolt Kestrel................................    1992            5,758           Company        Cayman Islands
  Stolt Petrel.................................    1992            4,794           Company        Cayman Islands
  Stolt Tern...................................    1991            4,794           Company        Cayman Islands
  Stolt Dipper.................................    1992            4,794           Company        Cayman Islands
  Stolt Kite...................................    1992            4,794           Company        Cayman Islands

STOLT-NIELSEN INTER-ASIA SERVICE
  Stolt Avocet.................................    1992            5,758           Company        Cayman Islands
  Innayah......................................    1988            7,705       T/C by Company        Singapore

STOLT NYK ASIA PACIFIC SERVICE
  Stolt Suisen.................................    1998           11,537            NSSH             Liberian
  Stolt Botan..................................    1998           11,553            NSSH             Liberian
  Stolt Azami..................................    1997           11,564            NSSH             Liberian
  Stolt Ayame..................................    1991            9,070            NSSH             Liberian
  Stolt Otome..................................    1990            7,715        T/C by SNAPS        Panamanian
  Stolt Azalea.................................    1988            7,582            NSSH             Liberian
  Stolt Lily...................................    1988            7,593            NSSH             Liberian
  Andhika Adhiraksha...........................    1986            6,958        T/C by SNAPS        Panamanian
  Stolt Magnolia...............................    1985            7,132            NSSH            Panamanian
  Stolt Sunrise................................    1984            6,678            NSSH             Liberian
  Stolt Camellia...............................    1981            6,276            NSSH            Panamanian

STOLT NYK AUSTRALIA
  Stolt Australia..............................    1986            9,940            SNAPL           Australian

STOLT-NIELSEN INLAND TANKER SERVICE
  Alliantie....................................    1999            1,600       T/C by Company          Dutch
  Pax Montana..................................    1998            2,408       T/C by Company          Dutch
  Stolt Emden..................................  1980/1998         1,388           Company            German
  Stolt Madrid.................................    1994            1,560           Company             Swiss
  Stolt Oslo...................................    1994            1,556           Company             Swiss
  Stolt Prag...................................    1994            1,202           Company             Dutch
  Stolt Waal...................................    1993            2,095           Company             Dutch
  Stolt Somtrans...............................    1993            2,408       T/C by Company          Dutch
  Columbia.....................................    1993            1,605       T/C by Company          Dutch
  Stolt Rom....................................    1993            2,156           Company             Swiss
  Stolt Wien...................................    1993            2,157           Company             Swiss
  Stolt Mosel..................................    1992            2,133           Company             Dutch
  Stolt Main...................................    1992            2,124           Company             Dutch
  Stolt Neckar.................................    1992            2,095           Company             Dutch
  Stolt Maas...................................    1992            2,096           Company             Dutch
  Challenger...................................    1992            1,605       T/C by Company          Dutch
  Oranje Nassau................................    1992            2,408       T/C by Company          Dutch
  Stolt Hamburg................................    1992            1,283           Company             Dutch
  Stolt Basel..................................    1992            2,404           Company             Dutch
  Stolt Lausanne...............................    1992            2,359           Company             Swiss
  Diersbuettel.................................    1992            2,103           Company             Swiss
  Stolt Tolerantie.............................    1999            1,500     T/C by the Company        Dutch
  Stolt Paris..................................    1991            2,103           Company             Swiss
  Enterprise...................................    1991            1,608     T/C by the Company        Dutch
  Stolt Rotterdam..............................    1990            1,993           Company             Dutch

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)      OWNERSHIP(A)         REGISTRY
                                                   -----     -------------      ------------         --------
  Turbulentie..................................  1986/1990         1,777           Company             Dutch
  Stolt Koeln..................................    1989            1,701           Company            German
  Stolt Berlin.................................    1987            3,199           Company             Swiss
  Reesenbuettel................................    1987            3,153           Company             Swiss
  Stolt London.................................    1985            1,335           Company             Dutch
  Brunsbuettel.................................    1985            3,000           Company             Dutch
  Stolt Antwerpen..............................    1984            1,600           Company             Dutch
  Stolt Hoechst................................    1980            1,366           Company             Swiss
TOTAL OUTSIDE STJS
  (56 ships)...................................                  227,509
GRAND TOTAL
  (133 ships)..................................                2,463,801

------------------------------

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

"Hikawa Stolt" means Hikawa Stolt Tankers Inc., which is 50%-owned by the
Company.

"NSSH" means NYK Stolt Shipholding Inc., which is 50%-owned by the Company.

"SNAPS" means Stolt NYK Asia Pacific Services Inc., which is 50%-owned by the Company.

"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50%-owned by the Company.

(1) Certain of the Company's parcel tankers are subject to ship mortgages. See
    Note 13 to the Company's 1999 Consolidated Financial Statements.

FLEET OF STOLT OFFSHORE

    SO operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of SO's subsea activities are performed. The following table describes SO's major assets, as of April 30, 2000:

                                                                                                      LENGTH
                                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                         CAPABILITIES                MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                            --------------------------------------  ---------------   --------   --------   ------------
CONSTRUCTION SUPPORT SHIPS
SEAWAY HARRIER................  Subsea construction                     1985                  1         84      Owned(1)
SEAWAY HAWK...................  Subsea construction                     1978                 --         93      Owned(1)
SEAWAY OSPREY.................  Flexible flowline and umbilical lay,    1984/1992/1996        2        102      Owned(1)
                                accepts coiled tubing, straightener
                                for tubing, stern roller
SEAWAY EAGLE..................  Flexible flowline lay, multi-purpose    1997                  2        140      Owned(1)
                                subsea construction
SEAWAY LEGEND.................  ROV and hardsuit diving support,        1985/1998             2         73      Owned(1)
                                subsea construction
DISCOVERY.....................  Flexible flowline lay, subsea           1990                  1        120      Chartered(2)
                                construction
SEAWAY KINGFISHER.............  Diverless inspection, repair and        1990/1998             2         90      Chartered(3)
                                maintenance
STEPHANITURM..................  Diving support, light construction      1978/1994/1995        1         73      Chartered(4)
SEAWAY EXPLORER...............  Trenching ship                          1984                 --         80      Owned
FLOWLINE LAY SHIPS
SEAWAY CONDOR.................  Flexible flowline and umbilical lay,    1982/1994/1999        2        141      Owned(1)
                                module handling system, trenching

                                                                                                      LENGTH
                                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                         CAPABILITIES                MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                            --------------------------------------  ---------------   --------   --------   ------------
SEAWAY FALCON.................  Rigid and flexible flowline and         1976/1995/1997        2        162      Owned(1)
                                umbilical lay
SEAWAY POLARIS................  Deepwater derrick/pipelay barge         1979/1991/1996/      --        137      Chartered(5)
                                                                        1999
SEAWAY KESTREL................  Rigid reel lay ship                     1976/1991/1995       --         99      Owned
SURVEY / IRM SHIPS
SEAWAY COMMANDER..............  Survey                                  1967/1982/1988        2         75      Chartered(6)
SEAWAY DEFENDER...............  ROV and hardsuit diving support,        1976                  1         67      Owned(1)
                                subsea construction
SEAWAY PIONEER................  ROV and hardsuit diving support,        1966/1996             1         64      Owned(1)
                                subsea construction
SEAWAY INVINCIBLE.............  ROV support, subsea construction        1971                 --         71      Owned
SEAWAY ROVER..................  ROV support, subsea construction        1966/1972/1983/      --         71      Owned
                                                                        1991
CONSTRUCTION SHIPS
AMERICAN PRIDE................  Four-point anchor system                1977/1992            --         59      Owned(1)
AMERICAN PATRIOT..............  Four-point anchor system, 40-ton crane  1962/1997            --         50      Owned(1)
AMERICAN CONSTITUTION.........  Four-point anchor system, saturation    1974                 --         64      Owned(1)
                                diving, moonpool
AMERICAN EAGLE................  Four-point anchor system                1976                 --         50      Owned(1)
AMERICAN INDEPENDENCE.........  Four-point anchor system                1970                 --         52      Owned(1)
AMERICAN RECOVERY.............  Tug, diving support                     1965/1995            --         43      Owned(1)
AMERICAN STAR.................  Four-point anchor system, saturation    1967/1998            --         53      Owned(1)
                                diving
AMERICAN TRIUMPH..............  Four-point anchor system                1965/1997            --         53      Owned(1)
AMERICAN VICTORY..............  Four-point anchor system                1976/1997            --         50      Owned(1)
AMERICAN LIBERTY..............  Four-point anchor system                1974                 --         33      Owned
AMERICAN SCOUT................  Diving support                          1978                 --         34      Owned
PIPELINE SURVEYOR.............  Diving support                          1965/1996            --         33      Owned
AMERICAN DIVER................  Diving support                          1964                 --         33      Owned
AMERICAN ENDEAVOR.............  Utility tug, ROV support                1962                 --         20      Owned
HEAVY LIFT SHIPS AND BARGES
STANISLAV YUDIN...............  Heavy lift, 2,500-ton crane             1985                 --        183      Chartered(7)
NTL 900 (NAN TIAN LONG).......  Derrick barge                           1992                 --        100      Chartered(8)
ANNETTE.......................  Pipelay barge, marine construction      1972/1989/1997       --         61      Owned
ARWANA........................  Pipelay barge                           1998                 --         70      Owned
JASAMARINE V (EX SIN THAI HIN   Flat top barge fitted out for inshore   1978                 --         55      Owned
IV)...........................  diving/construction
CBL 101.......................  Pipelay barge                           1977/1984/1997       --         85      Owned
DLB 801.......................  Derrick lay barge                       1978/1980/1989       --        107      Chartered(9)
LB 200........................  Lay barge                               1975/1996            --        168      Owned
TUGS AND OTHER
APM 205.......................  Barge                                   1966/1997            --         61      Owned
DB 1..........................  Barge                                   1956                 --         91      Owned
PL 6..........................  Barge                                   1969                 --         61      Owned
GOLEK.........................  Transport barge                         1983/1992            --         46      Owned
POLKA.........................  River tug and anchor handler            1971                 --         12      Owned

------------------------------

(1) Subject to mortgage under SO's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from Kingfsher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through December 2013 and with options to purchase.

(4) Chartered from Horizon Offshore from March 2000 through March 2001 with options to extend.

(5) Chartered from Groupe GTM through December 2010 with option to purchase.

(6) Chartered from DSND Shipping A/S through December 2000 with option to extend through December 2001.

(7) Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2001 with a possibility for extensions.

(8) Chartered from Guangzhou Salvage Co., Ltd through October 2000 with options to extend through 2003.

(9) Chartered from Groupe GTM through December 2010 with option to purchase.

OTHER PROPERTIES

    In addition to owned or leased office space, the Company owns or holds under long-term leases the following real property in connection with SNTG:

                                                                                         DEBT
                                                                                      OUTSTANDING
FACILITY                                                       OWNED      LEASED    (AS OF 3/31/00)
--------                                                      --------   --------   ---------------
                                                                    (ACRES)             ($000)
Perth Amboy.................................................    155         --          $25,000
Chicago.....................................................     --        178               --
Houston.....................................................    249         --           80,163
Santos......................................................     14         --            2,835
Singapore tank container depot..............................     --          4               --
Rotterdam pier..............................................     --          3               --

    Stolt Offshore owns or holds under long-term leases real estate property as described below:

                                                                     WORK OR STORAGE
                                                    OFFICE SPACE      SPACE OR LAND
                                                   (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                   ---------------   ---------------      ------
Aberdeen, Scotland...............................      12,276            102,095       Owned/Leased
Baku, Azerbaijan.................................          66                 --          Leased
Buenos Aires, Argentina..........................         100                 --          Leased
Columbus, Ohio...................................         279              8,614          Leased
Dhahran, Saudi Arabia............................         330                750          Leased
Dundee, Scotland.................................          --              8,234          Leased
Houston, Texas...................................       4,208             15,489       Owned/Leased
Jakarta, Indonesia...............................         915                601          Leased
Killingoy, Norway................................          60             11,150          Leased
Kristiansund, Norway.............................         120                800          Leased
Lagos, Nigeria...................................         200                 --          Leased
Lobito, Angola...................................       5,945            554,431          Leased
Luanda, Angola...................................          53                690          Leased
Macae City, Brazil...............................       1,286              3,683       Owned/Leased
Marseille, France................................       1,005                416          Leased
Nanterre, France.................................      13,200                 --          Leased
New Orleans, Louisiana...........................         305             56,658          Leased
Oxnard, California...............................         929              6,643          Leased
Perth, Australia.................................       1,456              3,818          Leased
Porth Gentil, Gabon..............................         305              5,070          Leased
Port Harcourt, Nigeria...........................         400                300          Leased
Port of Fourchon, Louisiana......................         650             74,240          Leased
Port of Iberia, Louisiana........................       1,796             95,688          Leased
Rio de Janeiro, Brazil...........................         295                 --          Leased
Rotterdam, The Netherlands.......................       1,400             30,000          Leased
Sharjah, United Arab Emirites....................       1,579            129,502          Leased

                                                                     WORK OR STORAGE
                                                    OFFICE SPACE      SPACE OR LAND
                                                   (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                   ---------------   ---------------      ------
Singapore........................................         928              4,606          Leased
Stavanger, Norway................................       5,900                200          Leased
Tchengue, Gabon..................................       1,486            129,502          Leased
Teeside, England.................................       1,100             30,000          Leased
Vancouver, Canada................................       1,161                785          Leased
Warri, Nigeria...................................       1,765            222,582          Leased

ITEM 3. LEGAL PROCEEDINGS

    The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of Stolt Offshore France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits.

    Some of the proceedings have resulted in judgments. Some of the judgments have been appealed. While SO believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which SO may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify SO with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which SO may ultimately recover from Comex S.A. pursuant to such indemnity. No specific provision has been made for damages.

    Coflexip S.A. has commenced legal proceedings against three subsidiaries of Stolt Offshore claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. SO has appealed. SO has provided in the financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs in the litigation. No provision has been made for damages. The extent of liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unknown at this stage.

    In September 1999, SO terminated its charter of the ship, TOISA PUMA, for default. SO is currently in arbitration with the owners who are contesting that the termination was wrongful. No provision has been made in the financial statements as SO believes that it had the right to terminate the charter under the charterparty agreement.

    SO is party to various other legal proceedings arising in the ordinary course of business. SO believes that such legal proceedings will not have a material effect on SO's business or financial condition.

ITEM 4. CONTROL OF REGISTRANT

    Stolt is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of Stolt.

    Set out below is information concerning the share ownership of all persons who owned beneficially 10% or more of the Stolt's Common Shares and Class B Shares, and the beneficial ownerships of all directors and executive officers of the Company, as a group, as of April 30, 2000:

NAME OF BENEFICIAL OWNER OR IDENTITY OF  NUMBER OF COMMON   PERCENTAGE OF   NUMBER OF CLASS B   PERCENTAGE OF
GROUP                                      SHARES OWNED         CLASS         SHARES OWNED          CLASS
---------------------------------------  ----------------   -------------   -----------------   -------------
Fiducia Ltd., which is owned by
  Trusts of which the Stolt-Nielsen
  Family are Beneficiaries...........       20,677,799           85.5%          6,498,830(a)         21.4%

Nippon Yusen Kaisha Ltd.
  ("NYK")............................        3,000,000           12.4%          2,500,000             8.2%

Directors and executive officers as
  a group excluding Jacob
  Stolt-Nielsen, Jacob B.
  Stolt-Nielsen and Niels G.
  Stolt-Nielsen (8 persons)..........               --             --             262,597             0.9%

------------------------

(a) Includes aggregate of 171,474 Class B Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen.

    All of the 7,970,864 Founder's Shares outstanding as of April 30, 2000 are owned by Mr. Stolt-Nielsen. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 89.1% of Stolt's outstanding voting securities.

    As of April 30, 2000, SNTG Ltd. owned 7,688,810 Common Shares. Under applicable provisions of the Luxembourg Company Law, these shares remain outstanding but are not entitled to vote. In computing earnings per Common Share and Class B Share, these shares are treated as a reduction of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

ITEM 5. NATURE OF TRADING MARKET

    Stolt's Common Shares are principally traded in the U.S. in the over-the-counter market. The Common Shares are quoted through the National Market System of NASDAQ under the symbol STLTF. Stolt's Class B Shares are listed on the Oslo Stock Exchange under the symbol SNIB and American Depositary Shares ("ADSs"), each of which represents one Class B Share, are quoted through NASDAQ under the symbol STLBY. Trading in the Class B Shares and ADSs commenced in February 1996 and January 1996, respectively. The following table sets out, for the periods indicated, the range of high and low closing sales prices for the Common Shares, the ADSs, each equivalent to one Class B Share, and the Class B Shares.

                                           ADSS
                                      CLASS B SHARES         OSLO STOCK EXCHANGE
                 COMMON SHARES          EQUIVALENT             CLASS B SHARES
              -------------------   -------------------   -------------------------
2000            HIGH       LOW        HIGH       LOW         HIGH           LOW
----          --------   --------   --------   --------   -----------   -----------
1st  Quarter   18.750     11.750     19.250     14.625    NOK 160.00    NOK 120.00
2nd  Quarter   19.875     15.250     20.500     16.250        180.00        145.00

(to May 12, 2000)

1999            HIGH       LOW        HIGH       LOW         HIGH           LOW
----          --------   --------   --------   --------   -----------   -----------
1st  Quarter  $12.750    $ 9.000    $12.250    $ 9.875    NOK  95.00    NOK  73.00
2nd  Quarter   14.500     10.500     15.938     11.750        127.50         96.00
3rd  Quarter   16.750     12.750     19.250     14.750        148.00        118.00
4th  Quarter   15.875     11.875     18.063     14.375        145.00        122.00

1998            HIGH       LOW        HIGH       LOW         HIGH           LOW
----          --------   --------   --------   --------   -----------   -----------
1st  Quarter  $22.375    $17.125    $23.500    $17.625    NOK 170.00    NOK 138.00
2nd  Quarter   20.625     17.250     20.375     17.750        152.00        137.00
3rd  Quarter   18.750     10.500     19.000     10.000        147.00         90.00
4th  Quarter   14.625     10.375     13.500      9.500         97.50         75.00

    As of March 1, 2000 (the record date for voting at the Annual General Meeting), 500,879 Common Shares, representing 2.1% of the outstanding Common Shares, were registered in the names of 63 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 295 shareholders of record. Based on communications with banks and securities dealers who hold Stolt's Common Shares in street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares is approximately 2,300. The Company knows of no significant trading market outside the U.S. for the Common Shares. The Company might seek to de-list the Common Shares.

    As of March 1, 2000, there was a total of 9,549,406 ADSs of which 9,523,073 were registered in the names of 111 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold Stolt's ADSs in street name for individuals, the Company estimates that the number of beneficial owners of ADSs is approximately 2,100. As of such date the ADSs represented 31.3% of the outstanding Class B Shares of Stolt. The depository for the ADSs is Citibank, N.A.

    All of the Class B Shares (including ADSs) are registered in the Verdipapirsentralen system in Norway. As of March 1, 2000, excluding the
Class B Shares held represented by ADSs and Class B Shares held by
Fiducia Ltd., and Nippon Yusen Ltd., it is estimated that the free float of Class B Shares traded on the Oslo Stock Exchange is 12,006,694 registered in the names of 760 shareholders.

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

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 18 of the Company's 1999 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

CLASS OF STOCK            1995       1996       1997       1998       1999
--------------          --------   --------   --------   --------   --------
 Common........          $0.370     $0.250     $0.500     $0.500     $0.375

 Class B                     --     $0.250     $0.500     $0.500     $0.375

 Founder's.....          $0.010     $0.005     $0.005     $0.005     $0.005

    The above figures have been consistently restated to reflect the Class B Share distribution on December 29, 1995.

    The 1999 figures represent the interim and final dividend for 1998. An interim dividend for 1999 of $0.125 per Common Share and per Class B Share and $0.005 per Founder's Share was declared on November 15, 1999 and paid on December 15, 1999. In addition the shareholders at Stolt's Annual General Meeting held on April 13, 2000 approved a final dividend for 1999 of $0.125 per Common Share and per Class B Share which was paid on May 18, 2000 to shareholders of record as of May 2, 2000. This final dividend payment for 1999 brings the total dividend to be paid in fiscal 2000 to $0.25 per Common Share and per Class B Share and $0.005 per Founder's Share.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The information included under the caption "Management's Discussion and Analysis" on pages 9 through 17 of the Company's 1999 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    In February 2000, the Company completed its Exchange Offer of one Class B Share for each outstanding Common Share. As a result of the Exchange Offer,
7.8 million Common Shares were exchanged for Class B Shares, leaving approximately 0.5 million publicly held Common Shares. The Company might seek to de-list the Common Shares.

STOLT-NIELSEN TRANSPORTATION GROUP

    SNTG reported income from operations rose to $19.5 million for the three months ending February 29, 2000, from $12.2 million for the three months ending February 28, 1999 as a result of stronger markets. Income from operations for SNTG's parcel tanker division increased to $9.0 million from $4.8 million in the first quarter of 1999 as increased volumes were largely offset by higher bunker costs. The tank container division's income from operations increased to $4.9 million from $3.8 million in the first quarter of 1999 as the economies of Asia Pacific and Latin America continue to improve. SNTG's terminal division's income from operations increased to $5.6 million from $3.6 million in the first quarter of 1999 as results improved in all terminals including the joint ventures in Asia Pacific.

STOLT OFFSHORE

    Before minority interests, SO reported a net loss of $15.7 million for the three months ending February 29, 2000 compared with, a profit of $0.6 million for the three months ending February 28, 1999. The first quarter 2000 loss includes a loss of $10.1 million resulting from severe weather conditions experienced in the North Sea and unforseen soil conditions in Asia Pacific. An additional loss of $6.1 million has been recorded during the second quarter.

    In May 2000, SO announced its plans to refinance its existing major banking arrangements with a new $400 million revolving credit facility. One of the goals of the refinancing is to provide SO with increased flexibility in the financial covenants. In addition to the bank refinancing, the Company will make an additional investment in SO of $100 million through the purchase of
9.43 million SO Class A Shares.

STOLT SEA FARM

    SSF income from operations for the three months ending February 29, 2000, improved to $10.1 million from $0.5 million for the three months ending
February 28, 1999. Salmon operations in North America and Norway both benefited from higher prices, lower costs, and increased volumes. Salmon operations in the UK also showed a marked improvement and SSF's operations in Iberia and Asia continued to deliver strong results.

    Overall, the Company reported net income for the first quarter of 2000 of $30.0 million on net operating revenue of $499.4 million. Included within this is a gain of $32.5 million from the dilution in Stolt's interest in SO. This compares to net income of $7.7 million on net operating revenue of $407.4 million in the first quarter of 1999 which included a gain of $3.8 million from the sale of SNTG's tank container leasing assets.

    In March, the Company announced the formations of OLL, which will provide an open logistics system for bulk materials, and PSL, which will offer an Internet-based total marine procurement system.

    In May 2000, the Company announced it is considering listing SSF on the Oslo Stock Exchange. The listing is likely to take place in the near future and will be accompanied by an initial public offering in Norway, and a private placement in the U.S. for a total of about 25 percent of SSF's equity. A final decision to proceed will be subject to approval by the Stolt and SSF Boards of Directors and market conditions.

YEAR 2000 ISSUE

    In 1997, the Company established a company-wide initiative to identify, evaluate, and address Year 2000 issues covering the information technology systems and applications used in its five businesses. In addition, the project included a review of the Year 2000 compliance efforts of key suppliers, customers, and other principal business partners. To date, the Company has not experienced significant systems problems relative to the turn of the millenium. However, there can be no assurances that the Company, or its suppliers, customers or other principal business partners will not experience significant systems problems during fiscal 2000 or thereafter, nor whether such problems, if they occur, could have a material adverse effect on the Company's operations.

    The Company incurred approximately $1.2 million in expenses through the end of fiscal 1999 in connection with the efforts on Year 2000 issues. The Company, at this time, does not anticipate any significant costs in fiscal 2000 or thereafter relative to Year 2000 compliance.

FORWARD-LOOKING STATEMENTS

    This Report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements included or incorporated by reference herein in the subsections of the "Management's Discussion and Analysis of Results of Operations and Financial Condition" entitled "General Business Environment," "Results of Operations," "Liquidity and Capital Resources," "Euro," "Year 2000 Issue," "Market Risk," "Factors Affecting Revenues and Costs," "Environmental and Regulatory Compliance" and "Future Adoption of New Accounting Standards." In addition, this Report contains forward-looking statements relating to the Company's performance in the "Description of Business" section. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse weather conditions; and other factors referenced in this Report particularly under "Factors Affecting Revenues and Costs."

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

LOSS OF MAJOR CUSTOMERS

    While SNTG has a broadly diversified customer base, the loss of a major customer can impact results. Parcel tanker and tank container assets are typically utilized in servicing a wide variety of customers. SNTG's terminal facilities also service a wide variety of customers on both long-term and short-term bases. While on occasion, storage tank buildings have been undertaken for speculative business, most are built to suit customer needs and contract terms.

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

FUEL

    Ship bunker fuel constitutes one of the major operating costs of SNTG's parcel tanker fleet. Since 1987, the average annual cost of bunker fuel purchased by SNTG has varied between approximately $78 and $113 per ton. In 1999, with an average cost of approximately $94 per ton, bunker fuel constituted approximately 13% of fleet operating costs.

    SNTG is able to pass a substantial portion of these fuel price fluctuations through to its customers. Approximately 60% of SNTG's total parcel tanker volume is carried under long-term contracts; about half of these include provisions intended to pass through fuel price fluctuations. The remaining cargo volume is carried under spot contracts at freight rates that are affected by prevailing fuel prices.

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

STOLT OFFSHORE

INDUSTRY CONDITIONS

    Demand for SO's subsea services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital. These factors are beyond the control of SO.

OPERATING RISKS

    Subsea services involve operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding, and sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of property and equipment, pollution or environmental damage, and suspension of operations. All employees engaged in SO's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against SO for damages for job-related injuries. In addition, although SO generally seeks to obtain indemnity agreements whenever possible from its customers requiring such customers to hold SO harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of or violation of law by employees or subcontractors of SO and may not in all cases be supported by adequate insurance maintained by the customer.

CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of SO's business is performed on a fixed-price or turnkey basis. Gross profits realized on such contracts vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, the risks inherent in marine construction and variations in labor and equipment productivity from those originally projected, and significant losses can result from performing fixed-price or turnkey contracts. Under such contracts, SO also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions or other circumstances.

    On some projects SO may be performing work under joint venture agreements where SO and its partner are jointly and severally liable towards the customer for the performance of the contract while under the terms of the joint venture they only carry the full responsibility for their own share of the work. If SO's joint venture partner in such arrangement fails to fulfill its obligations, SO could have to carry the resultant liability towards the customer.

PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    As most of SO's contract revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion, contract revenues and gross profits for a project may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, SO would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

POLITICAL AND ECONOMIC RISK

    SO's operations are geographically spread throughout the world and are therefore subject to various political, economic and other uncertainties, including, among others, political instability, civil unrest, the risks of war, asset seizure, nationalization of assets, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions or fluctuations, and changing political conditions. Additionally, the ability of SO to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, SO's subsidiaries may face governmental imposed restrictions from time-to-time on their ability to transfer funds to SO. No predictions can be made as to what governmental regulations applicable to SO's operations may be enacted in the future.

SEASONALITY

    Over the past three years, approximately two-thirds of SO's revenue has been generated from work performed in the North Sea. In the future there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    SO's major customers are oil companies and large offshore contractors. During 1999, one of SO's customers accounted for more than 12%, and SO's top ten customers accounted for approximately 47%, of SO's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on SO.

COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for SO's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of SO's competitors and potential competitors are larger and have greater financial and other resources than SO. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

STOLT SEA FARM

DISEASES AND OTHER NATURAL CAUSES

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

SUPPLY/PRICE OF OTHER FISH AND NON-FISH COMPETING PRODUCTS

    In addition to direct competition from farmed fish of the same species as those grown by SSF, the fish products compete against wild catch and other substitute species of fish. Meat and poultry products are also dietary substitutes for SSF's fish products. The relative pricing of SSF's farmed fish product versus these other products can impact the demand for SSF's fish products.

FEED COST

    Feed for fish accounts for an important part of the cost of SSF's products. Fluctuations in the price of fish feed can have an impact on SSF's profitability.

AQUACULTURE TECHNOLOGY

    While most areas of technology involved in aquaculture are well-known and proven, there are certain aspects of the life cycle of certain species of fish that are less well understood, particularly those concerning the juvenile phase of production, and which are therefore not in the full control of SSF or its suppliers. Adverse or unexpected events in such a connection can result in either fish of a high production cost (for example due to slow growth or high mortality) or in fish of a lower grade than expected (due to sub-optimal genetic qualities), thus impairing profitability.

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

CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 1999, the Company was in compliance with all of these credit/financing agreements. None of these agreements imposes material restrictions on the ability of the Company to incur additional indebtedness or operate its businesses. Current operations are not restricted by these requirements. In May 2000, SO announced its plans to replace its three largest existing banking arrangements with a new $400 million revolving credit facility. One of the goals of the refinancing is to provide Stolt Offshore with increased flexibility in the financial covenants. In addition to the bank refinancing, the Company will make an additional investment in SO of $100 million through the purchase of 9.43 million SO Class A Shares.

FLOATING INTEREST RATES

    Approximately 20% of the Company's long-term indebtedness at March 31, 2000 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates may increase the Company's interest cost. From time-to-time, the Company enters into hedging transactions with financial institutions in order to manage floating interest rate exposure.

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

    In February 2000, the Internal Revenue Service published proposed regulations which, if published in final form, might adversely effect the Company's ability to qualify for this exemption. The Company is in the process of restructuring its shipping operations so as to qualify for a tax treaty exemption. Treaty exemptions would not be effected by these regulations. If an equivalent exemption were not available, or if the Company did not qualify for a treaty exemption, the Company would be taxable on its U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include the Company's share of all such income from STJS. Under the first method, if the company operating the ship has any such income which is effectively connected with a U.S. trade or business, such income would be subject to U.S. taxation on a net basis at graduated rates of up to 35%. This income, with adjustments, would be further subject to the 30% branch profits tax to the extent not reinvested in the U.S. Under the second method, any such income which is not effectively connected with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a fixed 4% rate. The branch profits tax would not apply to income subject to the 4% tax.

    Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations.

    SO's operations are conducted in Norway and the U.K. as well as certain other countries in Europe, Africa, the Middle East, Asia Pacific, North America, and South America. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Group.

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

    The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

    The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. As of November 30, 1999 the Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $0.6 million and $2.1 million from adverse changes in foreign exchange rates and interest rates, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

    Based on the Company's overall interest rate exposures as of November 30, 1999, a near-term change in interest rates would not materially affect the Company's consolidated financial position, results of operations or cash flows. As of November 30, 1999, the large majority of the consolidated debt was fixed-rate debt (approximately 80%).

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Stolt is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of Stolt and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                          AGE*                      POSITION
----                                        --------   ------------------------------------------
Jacob Stolt-Nielsen.......................     68      Chairman of the Board and Chief Executive
                                                       Officer

Carroll N. Bjornson.......................     70      Director

Erling C. Hjort...........................     63      Director

Tadatoshi Mamiya..........................     57      Director

Christer Olsson...........................     54      Director

Jacob B. Stolt-Nielsen....................     37      Director and Chief Executive Officer,
                                                       PrimeSupplier

Niels G. Stolt-Nielsen....................     35      Director and Chief Executive Officer,
                                                       Stolt Sea Farm

Christopher J. Wright.....................     65      President and Chief Operating Officer

Jan Chr. Engelhardtsen....................     48      Chief Financial Officer

Samuel Cooperman..........................     54      Chief Executive Officer, Stolt-Nielsen
                                                       Transportation Group

Bernard Vossier...........................     55      Chief Executive Officer, Stolt Offshore

------------------------

*   As of April 30, 2000.

    Under the terms of Stolt's Articles, its Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been Stolt's practice to elect Directors for one-year terms. Under the Articles, the Board consists of not fewer than three nor more than nine Directors at any one time. Stolt's Board of Directors currently consists of seven members.

    Jacob Stolt-Nielsen has served as Chairman of the Board and Chief Executive Officer of the Company since he founded it in 1959. Mr. Stolt-Nielsen also serves as Chairman of the Board of SO.

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

    Jacob B. Stolt-Nielsen has served as Chief Executive Officer,
PrimeSupplier Ltd. since March 2000. From October 1992 to March 2000, he was Managing Director, Stolthaven Terminals, with responsibility for SNTG's storage business. He joined the Company in 1987 and has served in various positions in Oslo, Singapore, and Greenwich. He has served as a Director of the Company since May 1995.

    Niels G. Stolt-Nielsen has served as a Director of the Company and CEO, Stolt Sea Farm, since 1996. Mr. Stolt-Nielsen joined the Company in 1990 in Greenwich, working first as a Shipbroker and then as Round Voyage Manager. In 1994 he opened and organized the Company's representative office in Shanghai. He is also a director of SO.

    Mr. Wright has served as President and Chief Operating Officer of the Company since July 1986. Mr. Wright also serves as Deputy Chairman of the Board of SO.

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

    Mr. Vossier was appointed CEO, Stolt Offshore in May 1995. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described in Item 10 above, Stolt does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the seven officers, excluding non-executive directors, performing such executive functions for the Company for the fiscal year ended November 30, 1999 (including profit sharing awards and certain benefits) was $3,464,195. In addition, $68,333 was contributed on behalf of such officers to defined contribution pension plans maintained by the Company and its subsidiaries. During 1999, Stolt executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $100,000 plus expenses.

PROFIT SHARING PLAN

    Stolt has Profit Sharing Plans which pays 10% of the net profits of each of the company's individual businesses (after specified adjustments) to the majority of the employees other than those covered by collective bargaining agreements. Under each such plan, the determination of an employee's individual award is based on performance, salary, and overall contribution to the business. SNTG's and SSF's Profit Sharing Plan is administered by a Compensation Committee appointed by Stolt Board of Directors. The SO Profit Sharing Plan is administered by a Compensation Committee appointed by SO's Board of Directors. For the fiscal year ended November 30, 1999, no monies were paid by the SNTG and SO Profit Sharing Plans to its officers and employees, while the SSF Profit Sharing program paid $1.0 million of which $125,000 was paid to those officers performing executive and administrative functions.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Stolt has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common Shares and related Class B Shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common Shares, 5,180,000 Class B Shares, or any combination thereof not exceeding 5,180,000 shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which may be granted under the 1997 Plan are exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan are or will be at an exercise price not less than the fair market value per share at the time the option was or is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by Stolt Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    Following the Class B Share distribution in December 1995, in accordance with the revised terms of the 1987 Plan, holders of Common share options outstanding on the date of such distribution receive one Class B Share at no additional consideration for every two Common Share options exercised.

    As of April 30, 2000, options for 1,342,700 Common Shares and 1,410,507 Class B Shares were outstanding under the Plans. Of this total, options for 333,000 Common Shares and 280,125 Class B Shares were outstanding in accordance with their stated terms to employees who are Directors and executive officers of Stolt. In conjunction with the Company's January 2000 offer to exchange Common Shares for an equal number of Class B Shares, the Company will also issue a Class B Share in exchange for each Common Share issuable upon the exercise of such common option. The options are exercisable at the respective prices set out below and expire on the dates indicated:

                                                         NUMBER OF SHARES
                                      EXERCISE PRICE   FOR WHICH OUTSTANDING       EXPIRATION DATE
                                      --------------   ---------------------   ------------------------
Common Shares
                                         $  21.750              37,125         June 2000
                                            17.125              46,625         January 2001
                                            12.750              89,850         December 2002
                                            17.500               4,000         August 2003
                                            15.750             150,250         December 2003
                                            19.750             189,900         December 2004
                                            25.375               3,000         May 2005
                                            28.625             245,750         December 2005
                                            17.750              10,000         July 2006
                                            16.875               4,250         September 2006
                                            17.125             168,750         December 2006
                                            16.375               1,100         May 2007
                                            22.500               2,500         August 2007
                                            20.125             389,600         December 2007
                                                             ---------
                                                             1,342,700
                                                             =========

                                                         NUMBER OF SHARES
                                      EXERCISE PRICE   FOR WHICH OUTSTANDING       EXPIRATION DATE
                                      --------------   ---------------------   ------------------------
Class B Shares
                                         $     Nil             383,257         June 2000-December 2005
                                            17.500             168,750         December 2006
                                            16.750               1,100         May 2007
                                            22.125               2,500         August 2007
                                             9.875             403,300         December 2008
                                            11.938               2,100         April 2009
                                            14.750               2,600         December 2009
                                            14.625             446,900         December 2009
                                                             ---------
                                                             1,410,507
                                                             =========

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 19 to the Company's 1999 Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has elected to provide financial statements for the fiscal year ended November 30, 1999 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

1. Index of Consolidated Financial Statements

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................     42

Consolidated Statements of Income for the years ended
  November 30, 1999, 1998 and 1997..........................     43

Consolidated Balance Sheets as of November 30, 1999 and
  1998......................................................     44

Consolidated Statements of Shareholders' Equity for the
  years ended November 30, 1999, 1998 and 1997..............     45

Consolidated Statements of Cash Flows for the years ended
  November 30, 1999, 1998 and 1997..........................     46

Notes to Consolidated Financial Statements..................     47

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A.:

    We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with United States generally accepted accounting principles.

    As explained in Note 6 to the consolidated financial statements, effective December 1, 1996, the Company adopted SFAS No. 121.

                                          ARTHUR ANDERSEN LLP

New York, New York
February 14, 2000

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Tankers...................................................  $  618,038    $  657,821    $  665,187
  Tank Containers...........................................     206,116       218,789       218,980
  Terminals.................................................      55,350        53,768        46,652
Stolt Comex Seaway..........................................     640,726       649,764       431,126
Stolt Sea Farm..............................................     260,707       216,483       164,107
                                                              ----------    ----------    ----------
                                                               1,780,937     1,796,625     1,526,052
                                                              ----------    ----------    ----------
OPERATING EXPENSES:
Stolt-Nielsen Transportation Group:
  Tankers...................................................     529,475       539,696       518,816
  Tank Containers...........................................     163,562       163,787       159,482
  Terminals.................................................      34,926        37,204        34,064
Stolt Comex Seaway..........................................     568,304       540,891       353,361
Stolt Sea Farm..............................................     214,020       184,964       146,643
                                                              ----------    ----------    ----------
                                                               1,510,287     1,466,542     1,212,366
                                                              ----------    ----------    ----------
  GROSS PROFIT..............................................     270,650       330,083       313,686
Equity in net income of non-consolidated joint ventures
  (Note 4)..................................................       4,690        17,250        19,592
Administrative and general expenses.........................    (158,746)     (157,061)     (139,609)
Restructuring charges (Note 6)..............................      (4,414)           --            --
Write down of certain assets (Note 6).......................          --            --       (28,098)
                                                              ----------    ----------    ----------
  INCOME FROM OPERATIONS....................................     112,180       190,272       165,571
                                                              ----------    ----------    ----------
NON-OPERATING (EXPENSE) INCOME:
Interest expense............................................     (71,467)      (60,657)      (59,897)
Interest income.............................................       6,104         7,342         2,864
Foreign currency exchange gain (loss), net..................       2,449          (288)          582
Gain on disposal of assets, net (Note 7)....................       5,013        16,384        10,633
Gain on sale of common stock of a subsidiary, net (Note
  6)........................................................          --            --       139,508
Other, net..................................................       1,932         2,365          (415)
                                                              ----------    ----------    ----------
                                                                 (55,969)      (34,854)       93,275
                                                              ----------    ----------    ----------
  INCOME BEFORE INCOME TAX PROVISION, MINORITY INTEREST AND
    EXTRAORDINARY ITEM......................................      56,211       155,418       258,846
Income tax provision (Note 9)...............................        (481)      (26,530)      (13,161)
                                                              ----------    ----------    ----------
  INCOME BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM....      55,730       128,888       245,685
                                                              ----------    ----------    ----------
Minority interest (Note 8)..................................      (8,822)      (32,613)      (15,992)
                                                              ----------    ----------    ----------
  INCOME BEFORE EXTRAORDINARY ITEM..........................      46,908        96,275       229,693
Extraordinary item--gain on early repayment of debt, net of
  taxes (Note 6)                                                      --            --         7,416
                                                              ----------    ----------    ----------
  NET INCOME................................................  $   46,908    $   96,275    $  237,109
                                                              ==========    ==========    ==========
EARNINGS PER COMMON AND CLASS B SHARE AND EQUIVALENTS
  (NOTE 2):
  Basic.....................................................  $     0.86    $     1.76    $     4.34
  Diluted...................................................        0.86          1.75          4.28
                                                              ==========    ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON AND CLASS B SHARES AND
  EQUIVALENTS OUTSTANDING:
  Basic.....................................................      54,526        54,732        54,658
  Diluted...................................................      54,806        54,998        55,439
                                                              ==========    ==========    ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                AS OF NOVEMBER 30,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                               (IN THOUSANDS EXCEPT
                                                                  SHARE NUMBERS)
                           ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $   20,372   $   37,776
Trade receivables, net of allowance for doubtful accounts of
  $10,713 and $9,185 in 1999 and 1998, respectively.........     317,032      336,019
Inventories (Note 10).......................................     141,061      127,782
Receivables from related parties (Note 4)...................      16,007       17,236
Restricted cash deposits (Note 11)..........................       2,271        1,460
Prepaid expenses and other current assets (Note 9)..........      88,886      105,020
                                                              ----------   ----------
  TOTAL CURRENT ASSETS......................................     585,629      625,293
                                                              ----------   ----------
FIXED ASSETS, AT COST:
Tankers.....................................................   1,669,710    1,539,229
Tankers under construction..................................     234,808      257,699
Tank containers.............................................     163,570      216,744
Terminal facilities.........................................     270,463      275,260
Subsea ships and facilities.................................     614,295      549,327
Seafood facilities..........................................     119,448       94,026
Other.......................................................      32,627       31,611
                                                              ----------   ----------
                                                               3,104,921    2,963,896
Less--accumulated depreciation and amortization.............    (988,501)    (880,384)
                                                              ----------   ----------
                                                               2,116,420    2,083,512
                                                              ----------   ----------
Investments in non-consolidated joint ventures and other
  assets (Note 4)...........................................     177,065      135,563
Deferred income tax asset (Note 9)..........................      22,515        2,954
Goodwill and other intangible assets, net of accumulated
  amortization of $26,273 and $20,477 in 1999 and 1998,
  respectively (Note 5).....................................     156,759      160,803
                                                              ----------   ----------
Total assets................................................  $3,058,388   $3,008,125
                                                              ==========   ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank loans (Note 12).............................  $   34,103   $   17,645
Current maturities of long-term debt (Note 13)..............      61,718       71,634
Accounts payable............................................     140,096      184,443
Accrued liabilities and other current liabilities (Note
  9)........................................................     238,364      219,132
                                                              ----------   ----------
  TOTAL CURRENT LIABILITIES.................................     474,281      492,854
                                                              ----------   ----------
Long-term debt (Note 13)....................................   1,116,749    1,057,313
Minority interest (Note 8)..................................     232,630      227,215
Deferred income tax liability (Note 9)......................      21,539       35,008
Other non-current liabilities...............................      71,563       63,368
Commitments and contingencies (Note 15)
SHAREHOLDERS' EQUITY:
Founder's shares: no par value--15,000,000 shares
  authorized, 7,820,109 and 7,809,328 shares issued and
  outstanding in 1999 and 1998, respectively, at stated
  value.....................................................          --           --
Capital stock:
  Common shares: no par value--60,000,000 authorized,
    31,280,438 and 31,237,313 shares issued in 1999 and
    1998, respectively, at stated value.....................      31,280       31,237
Class B shares: no par value--60,000,000 authorized,
  30,974,974 and 30,953,412 shares issued in 1999 and 1998,
  respectively, at stated value.............................      30,975       30,954
Paid-in surplus.............................................     347,654      347,019
Retained earnings...........................................     911,040      884,615
Accumulated other comprehensive loss........................     (45,299)     (27,434)
                                                              ----------   ----------
                                                               1,275,650    1,266,391
                                                              ----------   ----------
Less--Treasury stock--at cost, 1,921,905 Common shares and
  5,766,905 Class B shares in 1999 and 1998.................    (134,024)    (134,024)
                                                              ----------   ----------
  TOTAL SHAREHOLDERS' EQUITY................................   1,141,626    1,132,367
                                                              ----------   ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  $3,058,388   $3,008,125
                                                              ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                                                                     OTHER
                                    CAPITAL    PAID-IN    TREASURY    RETAINED   COMPREHENSIVE   COMPREHENSIVE
                                     STOCK     SURPLUS      STOCK     EARNINGS   INCOME (LOSS)      INCOME
                                    --------   --------   ---------   --------   -------------   -------------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, NOVEMBER 30, 1996........  $61,586    $340,663   $(125,064)  $605,972      $  1,663
Exercise of stock options for
  363,645
  Common shares and 181,334
  Class B shares..................      545       5,774          --         --            --
Issuance of 90,911 Founder's
  shares..........................       --          --          --         --            --
Purchase of treasury stock--20,700
  Common shares...................       --          --        (476)        --            --
Cash dividends paid--$0.50 per
  Common and Class B share........       --          --          --    (27,247)           --
Cash dividends paid--$0.005 per
  Founder's share.................       --          --          --        (39)           --
Net income........................       --          --          --    237,109                       237,109
Translation adjustments, net......       --          --          --         --       (37,929)        (37,929)
                                    -------    --------   ---------   --------      --------        --------
Comprehensive income..............                                                                   199,180
                                    -------    --------   ---------   --------      --------        --------
BALANCE, NOVEMBER 30, 1997........   62,131     346,437    (125,540)   815,795       (36,266)
Exercise of stock options for
  39,863
  Common shares and 20,166
  Class B shares..................       60         582          --         --            --
Issuance of 9,966 Founder's
  shares..........................       --          --          --         --            --
Purchase of treasury
  stock--320,000
  Common shares and 159,300
  Class B shares..................       --          --      (8,484)        --            --
Cash dividends paid--$0.50 per
  Common and Class B share........       --          --          --    (27,416)           --
Cash dividends paid--$0.005 per
  Founder's share.................       --          --          --        (39)           --
Net income........................       --          --          --     96,275            --          96,275
Translation adjustments, net......       --          --          --         --         8,832           8,832
                                    -------    --------   ---------   --------      --------        --------
Comprehensive income..............                                                                   105,107
                                    -------    --------   ---------   --------      --------        --------
BALANCE, NOVEMBER 30, 1998........   62,191     347,019    (134,024)   884,615       (27,434)
Exercise of stock options for
  43,125
  Common shares and 21,562
  Class B shares..................       64         635          --         --            --
Issuance of 10,781 Founder's
  shares..........................       --          --          --         --            --
Cash dividends paid--$0.375 per
  Common and Class B share........       --          --          --    (20,444)           --
Cash dividends paid--$0.005 per
  Founder's share.................       --          --          --        (39)           --
Net income........................       --          --          --     46,908                        46,908
                                    -------    --------   ---------   --------      --------        --------
Other comprehensive income (loss):
  Translation adjustments, net....       --          --          --         --       (21,767)        (21,767)
  Unrealized gains on
    securities....................       --          --          --         --         3,902           3,902
                                    -------    --------   ---------   --------      --------        --------
Other comprehensive loss..........                                                                   (17,865)
                                    -------    --------   ---------   --------      --------        --------
Comprehensive income..............                                                                    29,043
                                    -------    --------   ---------   --------      --------        --------
Balance, November 30, 1999........  $62,255    $347,654   $(134,024)  $911,040      $(45,299)
                                    =======    ========   =========   ========      ========        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before extraordinary item............................  $  46,908   $  96,275   $ 229,693
ADJUSTMENTS TO RECONCILE INCOME BEFORE EXTRAORDINARY ITEM TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation of fixed assets............................    148,238     128,589     112,410
    Amortization of intangible assets.......................      7,963       4,225       2,297
    Amortization of drydock costs...........................     17,296      18,303      19,365
    Provisions for reserves and taxes.......................    (15,372)     26,283       7,582
    Equity in net income of non-consolidated joint
      ventures..............................................     (4,690)    (17,250)    (19,592)
    Minority interest.......................................      8,822      32,613      15,992
    Gain on disposal of assets, net.........................     (5,013)    (16,384)    (10,633)
    Write down of certain assets............................         --          --      28,098
    Gain on sale of common stock of a subsidiary, net.......         --          --    (139,508)
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF
  ACQUISITIONS AND DIVESTITURES:
    Decrease (increase) in trade receivables................     18,341     (21,413)    (45,681)
    Decrease (increase) in inventories......................     12,936      14,685     (19,475)
    Decrease (increase) in prepaid expenses and other
      current assets........................................      3,430     (19,979)     (3,528)
    (Decrease) increase in accounts payable and accrued
      liabilities...........................................    (30,134)    (14,746)     30,496
Payments of drydock costs...................................    (11,400)    (15,632)    (23,542)
Other, net..................................................     (3,039)     (3,607)     (4,961)
                                                              ---------   ---------   ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............    194,286     211,962     179,013
                                                              =========   =========   =========
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (303,296)   (378,809)   (450,916)
  Proceeds from sales of ships and other assets.............    117,800      57,627      47,934
  Acquisition of subsidiaries, net of cash acquired.........    (21,790)   (217,584)    (22,268)
  Investment in and advances to affiliates and others,
    net.....................................................    (38,249)    (31,758)    (14,708)
  Dividends from non-consolidated joint ventures............     13,154      18,384      13,249
  (Increase) decrease in restricted cash deposits                  (982)      5,756       5,053
  Other, net................................................    (14,858)     (9,379)     (8,198)
                                                              ---------   ---------   ---------
    NET CASH USED IN INVESTING ACTIVITIES...................   (248,221)   (555,763)   (429,854)
                                                              =========   =========   =========
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to banks, net........     16,042      (2,455)     (3,758)
  Repayment of long-term debt...............................    (74,414)    (82,731)   (211,275)
  Principal payments under capital lease obligations........     (3,248)     (2,731)       (747)
  Proceeds from issuance of long-term debt--Private
    Placement...............................................         --     216,000     125,000
  Proceeds from issuance of long-term debt--ship
    financing/other.........................................    117,370     219,074     121,920
  Proceeds from secondary offerings by subsidiary, net......         --          --     179,797
  Proceeds from sale of common stock in a subsidiary, net...         --          --     117,060
  Proceeds from exercise of stock options in the Company and
    Stolt Comex Seaway......................................      1,282       1,033       6,319
  Purchases of treasury stock...............................         --      (8,484)       (476)
  Dividends paid............................................    (20,483)    (27,455)    (27,286)
  Proceeds from early repayment of debt.....................         --          --       7,416
    NET CASH PROVIDED BY FINANCING ACTIVITIES...............     36,549     312,251     313,970
Effect of exchange rate changes on cash.....................        (18)        755      (1,336)
    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....    (17,404)    (30,795)     61,793
Cash and cash equivalents at beginning of year..............     37,776      68,571       6,778
                                                              ---------   ---------   ---------
    CASH AND CASH EQUIVALENTS AT END OF YEAR................  $  20,372   $  37,776   $  68,571
                                                              =========   =========   =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

1. THE COMPANY

    Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Subsea, and Seafood.

    The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other speciality liquids providing its customers with integrated logistics solutions.

    The Subsea business is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company held a 45% economic interest and a 61% voting interest as of November 30, 1999. SCS is a leading subsea contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering.

    The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings Ltd. ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar.

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The results of SCS are included in the consolidated results of the Company because the Company holds a 61% voting interest in SCS. The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method.

    SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the co-ordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 1999, 1998, and 1997, SNTG received approximately 66%, 72%, and 86%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been included in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of net revenues distributed to the minority participants. These provisions were approximately $105.1 million, $92.8 million, and $43.3 million for the years ended November 30, 1999, 1998, and 1997, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $35.9 million, $34.2 million, and $22.0 million. The amounts distributed are net of commissions to SNTG of $2.3 million, $2.3 million, and $0.7 million for the years ended November 30, 1999, 1998, and 1997, respectively. As of November 30, 1999 and 1998, the net amounts payable to participants in which the Company holds an equity interest for amounts to be distributed by the Joint Service were $1.5 million and $3.8 million, respectively. These amounts are included in "Accrued liabilities and other current liabilities" in the accompanying consolidated balance sheets as of November 30, 1999 and 1998.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    SNTG Consistent with shipping industry practice, revenues from tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment, and barging expenses.

    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 1999 and 1998, deferred revenues of $36.9 million and $29.3 million, respectively, are included in "Accrued liabilities and other current liabilities" in the accompanying consolidated balance sheets.

    SCS Long-term contracts of SCS are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known. A major portion of SCS's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business. The majority of such items are agreed and settled in full by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management makes estimates of the recoverability of the sums involved and establishes a reserve against related contract receivables. The net amounts recoverable amounted to $7.3 million and $1.9 million in 1999 and 1998, respectively.

    SSF  SSF recognizes revenues on dispatch of product to customers.

USE OF ESTIMATES

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

    The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive income (loss) as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of income.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CAPITALIZED INTEREST

    Interest costs during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $16.4 million, $16.2 million, and $9.9 million of interest expense in fiscal years 1999, 1998 and 1997, respectively.

EARNINGS PER SHARE

    Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 17, Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years out of which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common and Class B shareholders.

    The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan (Note 18) are included in the diluted EPS calculation to the extent they are dilutive. Outstanding options to purchase 2,115,022, 1,859,851, and 1,275,151 shares were not included in the computation of diluted earnings per share at November 30, 1999, 1998, and 1997, respectively, because to do so would have been antidilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Income before extraordinary item............................   $46,908     $96,275    $229,693
                                                               -------     -------    --------
Less: Dividends on Founder's shares.........................       (39)        (39)        (39)
                                                               -------     -------    --------
Income before extraordinary item attributable to Common and
  Class B shareholders......................................    46,869      96,236     229,654
                                                               -------     -------    --------
Extraordinary item--gain on early repayment of debt, net of
  taxes.....................................................        --          --       7,416
                                                               -------     -------    --------
Net income attributable to Common and Class B
  shareholders..............................................   $46,869     $96,236    $237,070
                                                               =======     =======    ========
Basic weighted average shares outstanding...................    54,526      54,732      54,658
Options issued to executives
(Note 18)...................................................       280         266         781
                                                               -------     -------    --------
Diluted weighted average shares outstanding.................    54,806      54,998      55,439
                                                               =======     =======    ========
Basic EPS
  Income before extraordinary item..........................   $  0.86     $  1.76    $   4.20
  Net income................................................      0.86        1.76        4.34
Diluted EPS
  Income before extraordinary item..........................   $  0.86     $  1.75    $   4.14
  Net income................................................      0.86        1.75        4.28
                                                               =======     =======    ========

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

INVENTORY

    SCS inventories are stated at the lower of cost or market value. Cost is generally determined using the weighted average cost method. Mobilization costs (costs, principally labor and materials, of fitting out and preparing equipment for specific contracts) are amortized over the shorter of the expected duration of the related contracts or the estimated useful life of the equipment. Contract progress payments of $0.4 million and $nil in 1999 and 1998, respectively, are included in work-in-progress.

    SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products.

DEPRECIATION OF FIXED ASSETS

    Tankers are depreciated on a straight-line basis to a residual value of 10% of cost over management's estimate of the ships' useful lives from acquisition, which range up to 25 years.

    Tank containers are depreciated on a straight-line basis over their estimated useful lives of 20 years.

    Terminal facility assets are depreciated substantially on a straight-line basis over their estimated useful lives, which primarily range from five to 40 years. The most significant assets, storage tanks, are depreciated over 30 years.

    SCS assets are depreciated on a straight-line basis over their estimated useful lives which range from seven to 10 years for operating equipment, six to 25 years for construction support ships, and five to 33 years for buildings and other assets.

    SSF facilities are depreciated substantially on a straight-line basis over their estimated useful lives, which range from four to 20 years.

    Other fixed assets consist primarily of furniture and fixtures which are depreciated on a straight-line basis over their estimated useful lives of three to 10 years.

    Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 1999, 1998, and 1997 was $148.2 million, $128.6 million, and $112.4 million, respectively.

    Drydock costs are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $17.3 million, $18.3 million, and $19.4 million for the years ended November 30, 1999, 1998, and 1997, respectively. The unamortized portion of capitalized drydock costs of $36.4 million and $41.8 million is included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated balance sheets at November 30, 1999 and 1998, respectively.

    Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 1999, 1998, and 1997 were $65.6 million, $56.6 million, and $52.7 million, respectively.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Effective December 1, 1996, the Company adopted SFAS No. 121 "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF". The impact of adopting this standard is set out in Note 6 to the consolidated financial statements.

FINANCIAL INSTRUMENTS

    The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset gains and losses on the assets and liabilities being hedged. Contracts are generally held to their maturity date, which matches that of the assets or liabilities hedged.

    Gains and losses on these foreign exchange contracts are deferred and included in the basis of the transaction when it is completed. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods.

    The Company also uses interest rate swaps to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap.

    The Company does not engage in foreign currency speculation.

    Cash flows resulting from hedge contracts which are accounted for as hedges of identifiable transactions or events are classified in the consolidated statements of cash flows in the same category as the cash flows from the items being hedged. Net cash flows from such contracts in 1999, 1998, and 1997 were not significant.

CONSOLIDATED STATEMENTS OF CASH FLOWS

    Net cash paid for interest and income taxes was as follows:

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Interest, net of amounts capitalized........................   $71,145     $58,353     $58,107
Income taxes................................................    13,074       8,534       4,528
                                                               =======     =======     =======

    Debt assumed in the SSF acquisition of International Aqua Foods Ltd amounted to $9.2 million.

INVESTMENT SECURITIES

    The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, are recorded as a separate component of other comprehensive income (loss) until realized. As of November 30, 1999 available-for-sale investments of $29.3 million have been included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) balance sheets. As of November 30, 1998, available-for-sale investments of $14.8 million have been included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which includes patents and trademarks, are being amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows. Total amortization of goodwill and other intangibles was $8.0 million, $4.2 million, and $2.3 million in 1999, 1998, and 1997, respectively.

STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 18).

COMPREHENSIVE INCOME

    In 1999, the Company adopted SFAS No. 130, "REPORTING COMPREHENSIVE INCOME". The Statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, and unrealized gains on securities and is presented in the consolidated statements of shareholders' equity. The adoption of SFAS No. 130 had no impact on the Company's financial position, results of operations or cash flows. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

    In June 1998, the FASB issued SFAS No. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to derivatives and certain derivative instruments embedded in hybrid

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company intends to adopt SFAS No. 133 beginning with the first quarter of fiscal year 2001.

    The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

    In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5 ("SOP 98-5"), "REPORTING ON THE COSTS OF START-UP ACTIVITIES", which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred and is effective for fiscal years beginning after December 15, 1998. The Company has not determined the impact, if any, SOP 98-5 will have on the Company's consolidated financial statements.

    In March 1998, the AICPA issued Statement of Position 98-1 ("SOP 98-1"), "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE". SOP 98-1 requires computer software costs, including internal costs, that are incurred in the preliminary project stage to be expensed as incurred. Once the specified capitalization criteria have been met, directly attributable development costs should be capitalized. The Statement also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to the initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had SOP 98-1 been in effect when those costs were incurred. The Company has not determined the impact, if any, SOP 98-1 will have on the Company's consolidated financial statements.

3.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

    In 1999, the Company has adopted SFAS No. 131 "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" which changes the way the Company reports information about its operating segments. The information for 1998 and 1997 has been restated from the prior year's presentation to conform to the 1999 presentation.

    The Company has three reportable segments from which it derives its revenues: SNTG, SCS, and SSF. The reportable segments reflect the internal organisation of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SCS provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "other" category includes corporate-related items and the results of insignificant operations not reportable under the other segments.

    The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

3.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

    Summarized financial information concerning each of the Company's reportable segments is as follows:

                                                                FOR THE YEAR ENDED NOVEMBER 30, 1999
                                      -----------------------------------------------------------------------------------------
                                           STOLT-NIELSEN TRANSPORTATION GROUP
                                      --------------------------------------------    STOLT
                                                    TANK                              COMEX     STOLT SEA
                                      TANKERS    CONTAINERS   TERMINALS    TOTAL      SEAWAY      FARM       OTHER      TOTAL
                                      --------   ----------   ---------   --------   --------   ---------   --------   --------
                                                                            (IN MILLIONS)
Net operating revenue...............   $ 618        $206        $ 55       $  879      $641       $261        $ --      $1,781
Depreciation and amortization
  including drydocking..............     (84)        (11)        (10)        (105)      (60)        (9)         --        (174)
Equity in net (loss) income of non-
  consolidated joint ventures.......      (2)         --           2           --         5         --          --           5
Restructuring charges...............      (2)         --          --           (2)       (2)        --          --          (4)
Income from operations..............      27          18          15           60        24         28          --         112
Interest expense, net...............      --          --          --          (42)      (17)        (6)         --         (65)
Income tax (expense) benefit........      --          --          --           (9)        9         --          --          --
Net income (loss)...................      --          --          --           18        16         22          (9)         47
Capital expenditures................     175           9           7          191        91         21          --         303
Investments in non-consolidated
  joint ventures....................      16           2          40           58         4          4          --          66
Segment assets......................   1,551         173         233        1,957       843        258          --       3,058
                                       =====        ====        ====       ======      ====       ====        ====      ======

                                                                  FOR THE YEAR ENDED NOVEMBER 30, 1998
                                       ------------------------------------------------------------------------------------------
                                            STOLT-NIELSEN TRANSPORTATION GROUP
                                       --------------------------------------------    STOLT
                                                     TANK                              COMEX     STOLT SEA
                                       TANKERS    CONTAINERS   TERMINALS    TOTAL      SEAWAY      FARM        OTHER      TOTAL
                                       --------   ----------   ---------   --------   --------   ---------   ---------   --------
                                                                             (IN MILLIONS)
Net operating revenue................   $ 658        $219         $54       $ 931       $650       $216      $     --     $1,797
Depreciation and amortization
  including drydocking...............     (81)        (13)        (10)       (104)       (39)        (8)           --       (151)
Equity in net income of non-
  consolidated joint ventures........       2          --          --           2         15         --            --         17
Income from operations...............      61          29           8          98         78         14            --        190
Interest expense, net................      --          --          --         (40)        (5)        (8)           --        (53)
Income tax expense...................      --          --          --          (4)       (18)        (5)           --        (27)
Net income (loss)....................      --          --          --          64         57          7           (32)        96
Capital expenditures.................     206          20          16         242        123         14            --        379
Investments in non-consolidated joint
  ventures...........................      18           2          25          45         10          3            --         58
Segment assets.......................   1,485         220         217       1,922        877        209            --      3,008
                                        =====        ====         ===       =====       ====       ====      =========    ======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

3.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                                FOR THE YEAR ENDED NOVEMBER 30, 1997
                                      -----------------------------------------------------------------------------------------
                                           STOLT-NIELSEN TRANSPORTATION GROUP
                                      --------------------------------------------    STOLT
                                                    TANK                              COMEX     STOLT SEA
                                      TANKERS    CONTAINERS   TERMINALS    TOTAL      SEAWAY      FARM       OTHER      TOTAL
                                      --------   ----------   ---------   --------   --------   ---------   --------   --------
                                                                            (IN MILLIONS)
Net operating revenue...............    $665        $219        $ 47       $ 931       $431       $164        $ --      $1,526
Depreciation and amortization
  including drydocking..............     (78)        (13)        (11)       (102)       (25)        (7)         --        (134)
Equity in net income of non-
  consolidated joint ventures.......       7          --          --           7         12         --          --          19
Write down of certain assets........      --          --         (12)        (12)        (4)       (12)         --         (28)
Income (loss) from operations.......      95          36          (9)        122         55        (11)         --         166
Interest expense, net...............      --          --          --         (39)        (9)        (9)         --         (57)
Extraordinary items.................      --          --          --           7         --         --          --           7
Income tax expense..................      --          --          --          (2)       (11)        --          --         (13)
Net income (loss)...................      --          --          --          91         39        (17)        124         237
Capital expenditures................     277          30          23         330        109         12          --         451
                                        ====        ====        ====       =====       ====       ====        ====      ======

    The following table sets out net operating revenue by country for the Company's reportable segments. SNTG net operating revenue is allocated on the basis of the country in which it is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. SCS net operating revenue is primarily allocated to two worldwide product lines in respect of large projects and for all other projects is allocated to the region in which they take place. Accordingly, it is not possible to allocate the net operating revenue from SCS to specific countries. SEAME represents Southern Europe, Africa and the Middle East.

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
NET OPERATING REVENUE:
  Stolt-Nielsen Transportation Group--
    Tankers:
      United States.........................................    $272       $294       $315
      South America.........................................      48         46         60
      Netherlands...........................................      43         40         44
      Other Europe..........................................     100        110        121
      Malaysia..............................................      44         47         39
      Other Asia............................................     110        138        118
      Other.................................................      54         41         32
    Less commissions, sublet costs, transshipment and
      barging expenses......................................     (53)       (58)       (64)
                                                                ----       ----       ----
                                                                $618       $658       $665
                                                                ====       ====       ====

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

3.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
NET OPERATING REVENUE (CONT.):
Stolt-Nielsen Transportation Group--
  Tank Containers:
    United States...........................................    $ 73       $ 76       $ 80
    South America...........................................       7          8          7
    France..................................................      24         22         22
    Other Europe............................................      46         54         46
    Japan...................................................      25         26         21
    Other Asia..............................................      30         28         36
    Other...................................................       1          5          7
                                                                ----       ----       ----
                                                                $206       $219       $219
                                                                ====       ====       ====
Stolt-Nielsen Transportation Group--
  Terminals:
    United States...........................................    $ 49       $ 48       $ 42
    Brazil..................................................       6          6          5
                                                                ----       ----       ----
                                                                $ 55       $ 54       $ 47
                                                                ====       ====       ====
Stolt Comex Seaway:
  North America.............................................    $156       $ 63       $  9
  South America.............................................      57         59         44
  United Kingdom............................................     162        326        153
  Norway....................................................     161         99         90
  SEAME.....................................................      58         58         76
  Other North Sea...........................................       5          7         20
  Asia Pacific..............................................      42         38         39
                                                                ----       ----       ----
                                                                $641       $650       $431
                                                                ====       ====       ====
Stolt Sea Farm:
  United States.............................................    $104       $ 79       $ 56
  Canada....................................................      14          9          6
  United Kingdom............................................      21         12         --
  Norway....................................................      11         10         13
  Spain.....................................................      12         12         12
  Japan.....................................................      48         41         35
  Others, net...............................................      51         53         42
                                                                ----       ----       ----
                                                                $261       $216       $164
                                                                ====       ====       ====

    During 1999, 1998, and 1997, no one customer accounted for more than 10% of the Company's revenues.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

3.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)
    The following table sets out long-lived assets by country for the Company's reportable segments. SNTG's tanker and tank container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,423 million and $1,346 million and for tank containers amounted to $128 million and $176 million at November 30, 1999 and 1998, respectively. A large proportion of SCS long-term assets are mobile assets that are utilized globally and therefore cannot be directly attributed to any one geographical region. The net book value of SCS long-lived assets not included below amounted to $226 million and $210 million at November 30, 1999 and 1998, respectively.

                                                                     AS OF
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
LONG-LIVED ASSETS:
Stolt-Nielsen Transportation Group--Terminals:
    United States...........................................    $142       $146
    Brazil..................................................      34         34
    Singapore...............................................      27         24
    Korea...................................................      12         --
    Others..................................................       4          3
                                                                ----       ----
                                                                $219       $207
                                                                ====       ====
Stolt Comex Seaway:
  United Kingdom............................................    $ 14       $ 11
  Norway....................................................      24         17
  Asia Pacific..............................................      17         13
  SEAME.....................................................       9         14
  South America.............................................      34         41
  North America.............................................     124        126
                                                                ----       ----
                                                                $222       $222
                                                                ====       ====
Stolt Sea Farm:
  United States.............................................    $  5       $  4
  Canada....................................................      24         18
  United Kingdom............................................       4          2
  Norway....................................................      12         13
  Spain.....................................................      10         11
  Others....................................................       5          4
                                                                ----       ----
                                                                $ 60       $ 52
                                                                ====       ====

    Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

4. EQUITY INVESTMENTS

    Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data:

                                                               FOR THE YEARS ENDED
                                                                   NOVEMBER 30,
                                                          ------------------------------
                                                            1999       1998       1997
                                                          --------   --------   --------
                                                                  (IN MILLIONS)
Net operating revenue...................................    $486       $331       $293
Gross profit............................................      67         63         72
Net income..............................................      24         39         48
                                                            ====       ====       ====

    Balance sheet data:

                                                                     AS OF
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Current assets..............................................    $198       $129
Non-current assets..........................................     332        287
Current liabilities.........................................     184         97
Non-current liabilities.....................................     240        193
                                                                ====       ====

    The income statement data for the joint ventures presented above includes the following expenses related to transactions with the Company:

                                                              FOR THE YEARS ENDED
                                                                  NOVEMBER 30,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Charter hire expense...................................   $59.6      $48.4      $45.0
Management and other fees..............................    34.8       22.2        7.0
Freight and Joint Service
Commission.............................................     1.0        1.2        0.7
Interest expense.......................................     0.7        1.8        2.4
                                                          =====      =====      =====

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

4. EQUITY INVESTMENTS (CONTINUED)
    The joint ventures also recorded the following revenues related to transactions with the Company:

                                                              FOR THE YEARS ENDED
                                                                  NOVEMBER 30,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Charter hire revenue...................................   $37.0      $29.6      $22.0
Tank container cleaning
station revenue........................................     5.1        4.5        4.2
Rental income (from
office building leased
to the Company)........................................     2.3        2.3        2.2
                                                          =====      =====      =====

    The balance sheet data includes:

                                                                     AS OF
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS
Amounts due from the Company................................   $ 3.3      $ 4.9
Amounts due to the Company..................................    30.9       24.3
                                                               =====      =====

    Included within "Amounts due to the Company" is $16.0 million and $17.2 million at November 30, 1999 and 1998, respectively, for trading balances. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties".

5. BUSINESS ACQUISITION

    On August 18, 1998, SCS acquired Ceanic Corporation (later renamed Stolt Comex Seaway Inc.) for a cash purchase price of approximately $218.9 million including transaction costs. The transaction has been accounted for under the purchase method of accounting.

    The purchase price generated goodwill of approximately $114.8 million at November 30, 1998. This was adjusted during 1999 to $122.1 million. The adjustment reflects a reassessment of the value of certain intangible assets within Ceanic and their related deferred tax liabilities. The goodwill is being amortized on a straight-line basis over 25 years.

    The Company's share in the results of Ceanic has been included in the consolidated statements of income from the date of acquisition. The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and the former Ceanic Corporation as if the acquisition occurred at the beginning of 1998 and 1997. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future. Pro forma

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

5. BUSINESS ACQUISITION (CONTINUED)
adjustments include depreciation and amortization, interest charges on debt and lines of credit, tax benefit related to additional interest charges, and minority interests:

                                                                 FOR THE YEARS ENDED
                                                                    NOVEMBER 30,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
                                                                     (UNAUDITED)
Net operating revenue.......................................  $1,916,445    $1,656,534
Income before extraordinary item............................      90,577       222,511
Net income..................................................      90,577       229,927
Basic EPS
  Income before extraordinary item..........................  $     1.65    $     4.07
  Net income................................................        1.65          4.21
Diluted EPS
  Income before extraordinary item..........................  $     1.65    $     4.01
  Net income................................................        1.65          4.15

6. RESTRUCTURING CHARGES, NON-OPERATING (EXPENSE) INCOME, AND EXTRAORDINARY ITEM

RESTRUCTURING CHARGES

    In 1999, SNTG and SCS recorded restructuring charges of $2.8million and $1.6 million, respectively. In order to streamline operations, SNTG relocated its Haugesund, Norway office to Rotterdam, Holland and its Somerset, New Jersey operations to Houston, Texas. SCS reorganized its North Sea operations and closed offices in the U.K. and Norway. Substantially all of the charges were paid in the year ended November 30, 1999, and any remaining liability is expected to be fully settled in 2000.

EFFECT OF ACCOUNTING POLICY CHANGE IN STOLT COMEX SEAWAY

    In August 1998, SCS changed its method of accounting for drydock costs from an accrual basis to a deferral basis. The effect of this change is a gain of $3.1 million before minority interest which has been included in "Other non-operating income" for the year ended November 30, 1998.

WRITE DOWN OF CERTAIN ASSETS

    Effective December 1, 1996, the Company adopted SFAS No. 121. In 1997, as a consequence the Company recognized a write down within SNTG amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicated that due to the downturn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cashflows which will be generated by the assets did not support their carrying value. The assets were written down to values considered by management to be their fair market value.

    In 1997, the Company also recognized a write down of $4.2million, before income tax, in respect of certain assets in SCS which are unable to generate sufficient utilization, and therefore cashflows, to support their net book value.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

6. RESTRUCTURING CHARGES, NON-OPERATING (EXPENSE) INCOME, AND
  EXTRAORDINARY ITEM (CONTINUED)

    In July 1997, the Norwegian government reached an agreement with the European Union ("EU") for a five year period to regulate the supply of Norwegian salmon into the EU market. In addition, the Norwegian government has maintained feed quota and production regulations which have a significant impact on the cost-competitiveness of the Norwegian operation of SSF. In the light of these events, the Company considered that the cost of its investment in its SSF Norwegian operation was permanently impaired, and in 1997 wrote down the entire goodwill balance of $3.6 million relating to this investment. Projections also indicated that future cashflows to be generated from certain other assets of SSF may not be sufficient to recover their carrying value, and accordingly, the Company recognized a write down of $8.7 million in 1997 in respect of these assets.

GAIN ON SALE OF COMMON STOCK OF SUBSIDIARY

    In March 1997, SCS completed a secondary offering of 8.05 million new Common shares at a per share price of $8.23 raising proceeds, net of expenses, of $64.6 million. Concurrently, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and the debt-for-equity exchange, the Company realized a gain, on a before and after income tax basis, of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

    In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. Both transactions were carried out at a per share price of $29.27, raising proceeds, net of expenses, of $232.2 million. These transactions resulted in the Company realizing a gain, on a before and after income tax basis, of $130.0 million as the Company's economic interest in SCS was reduced from 60% to 43%.

    In January 1998, subsequent to the above transactions, SCS completed a two-for-one share split. The share figures and the per share prices quoted above have been restated to reflect the share split.

EXTRAORDINARY ITEM

    In October 1997, the Company prepaid debt relating to the first four ships in SNTG's Danish newbuilding series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

7. GAIN ON DISPOSAL OF ASSETS, NET

    Gain on disposal of assets is comprised of the following:

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Insurance settlement for total constructive loss of SNTG
  ship......................................................   $   --    $10,208    $    --
Sale of SNTG ships..........................................      748        466      5,294
Sale of SNTG tank containers................................    3,783         --         --
Sale of SCS assets..........................................      290       (342)     4,856
Sale of SSF fish farm concessions...........................       --      5,243         --
Sale of other assets........................................      192        809        483
                                                               ------    -------    -------
                                                               $5,013    $16,384    $10,633
                                                               ======    =======    =======

8. MINORITY INTEREST

    The minority interest in the consolidated balance sheets and statements of income of the Company primarily reflects the minority interest in SCS. The Company's economic ownership in SCS increased from 43% to 45% in the year ended November 30, 1999 and decreased from 70% to 43% in the year ended November 30, 1997 (Note 6).

9. INCOME TAXES

    The 1999, 1998, and 1997 income tax provision consists of the following by business segment:

                                                               FOR THE YEAR ENDED NOVEMBER 30, 1999
                                                             -----------------------------------------
                                                               SNTG       SCS        SSF       TOTAL
                                                             --------   --------   --------   --------
                                                                          (IN THOUSANDS)
CURRENT:
  U.S......................................................   $1,065    $    --     $1,239    $ 2,304
  Non-U.S..................................................    5,745      7,159      7,504     20,408
DEFERRED:
  U.S......................................................    2,517    (14,939)        90    (12,332)
  Non-U.S..................................................       --       (729)    (9,170)    (9,899)
                                                              ------    -------     ------    -------
Income tax provision (benefit).............................   $9,327    $(8,509)    $ (337)   $   481
                                                              ======    =======     ======    =======

                                                              FOR THE YEAR ENDED NOVEMBER 30, 1998
                                                            -----------------------------------------
                                                              SNTG       SCS        SSF       TOTAL
                                                            --------   --------   --------   --------
                                                                         (IN THOUSANDS)
CURRENT:
  U.S.....................................................   $  716    $ 1,361     $   64    $ 2,141
  Non-U.S.................................................    2,244      7,074      1,403     10,721
                                                             ------    -------     ------    -------
DEFERRED:
  U.S.....................................................      886         --        730      1,616
  Non-U.S.................................................       71      9,102      2,879     12,052
                                                             ------    -------     ------    -------
Income tax provision......................................   $3,917    $17,537     $5,076    $26,530
                                                             ======    =======     ======    =======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

9. INCOME TAXES (CONTINUED)

                                                                FOR THE YEAR ENDED NOVEMBER 30, 1997
                                                              -----------------------------------------
                                                                SNTG       SCS        SSF       TOTAL
                                                              --------   --------   --------   --------
                                                                           (IN THOUSANDS)
CURRENT:
  U.S.......................................................   $  785    $    --      $453     $ 1,238
  Non-U.S...................................................   $5,266      1,991       285       7,542
DEFERRED:
  U.S.......................................................   (4,260)        --       400      (3,860)
  Non-U.S...................................................      (75)     9,147      (831)      8,241
                                                               ------    -------      ----     -------
Income tax provision........................................   $1,716    $11,138      $307     $13,161
                                                               ======    =======      ====     =======

    Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the Internal Revenue Code of the U.S., effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualification for fiscal 1993 onwards.

    The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

    An analysis of the Company's deferred tax assets and liabilities as at November 30, 1999 and 1998 is set out below. A valuation allowance has been recorded to reduce the deferred tax asset to an amount that management believes is more likely than not to be realized:

                                                                 AS OF NOVEMBER 30, 1999
                                                              ------------------------------
                                                                SNIG       SGS        SSF
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Net operating loss carryforwards............................  $  4,696   $33,319    $18,967
Valuation allowances........................................    (3,046)   (4,316)    (5,180)
                                                              --------   -------    -------
Net operating loss carryforwards after valuation
  allowances................................................     1,650    29,003     13,787
Differences between book and tax depreciation...............   (18,277)  (43,874)     9,867
U.S. State deferred taxes...................................    (2,371)       --
Other timing differences--net...............................     9,031    11,922    (22,774)
                                                              --------   -------    -------
Net deferred tax (liability)/asset..........................  $ (9,967)  $(2,949)   $   880
                                                              --------   -------    -------
Current deferred tax asset..................................  $     95   $    --    $ 1,657
Non-current deferred tax asset..............................         6     8,522     13,987
Current deferred tax liability..............................        --        --    (14,764)
Non-current deferred tax liability..........................   (10,068)  (11,471)        --
                                                              --------   -------    -------
                                                              $ (9,967)  $(2,949)   $   880
                                                              ========   =======    =======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

9. INCOME TAXES (CONTINUED)
    The current deferred tax asset is included within "Prepaid expenses and other current assets". The current deferred tax liability is included within "Accrued liabilities and other current liabilities".

                                                                  AS OF NOVEMBER 30, 1998
                                                              -------------------------------
                                                                SNTG        SCS        SSF
                                                              --------   ---------   --------
                                                                      (IN THOUSANDS)
Net operating loss carryforwards............................  $  6,831   $  22,694   $ 22,167
Valuation allowances........................................    (2,144)     (7,291)   (14,204)
                                                              --------   ---------   --------
Net operating loss carryforwards after valuation
  allowances................................................     4,687      15,403      7,963
Differences between book and tax depreciation...............   (16,801)    (39,481)     9,733
U.S. State deferred taxes...................................    (1,790)         --         --
Other timing differences--net...............................     7,275       7,127    (26,170)
                                                              --------   ---------   --------
Net deferred tax liability..................................  $ (6,629)  $ (16,951)  $ (8,474)
                                                              --------   ---------   --------
Non-current deferred tax asset..............................  $     --   $   2,954   $     --
Non-current deferred tax liability..........................    (6,629)    (19,905)    (8,474)
                                                              --------   ---------   --------
                                                              $ (6,629)  $ (16,951)  $ (8,474)
                                                              ========   =========   ========

    Management believes that net operating losses ("NOLs") carried forward, to the extent that valuation allowances have not been provided, result in a realizable tax asset as a result of expected future profitability.

    In 1999, SSF recognized $11.0 million in tax benefits arising from NOLs against which a valuation allowance previously had been provided. These losses now are expected to be realized in future years.

    Included within the SSF deferred tax liability for 1999 and 1998 are amounts of $14.8 million and $13.3 million, respectively, arising from the Canadian operations. These amounts arise primarily from provisions under Canadian tax law which permit operators of sea farming facilities to report income for tax purposes using cash-basis accounting, effectively deducting investments in working capital for tax purposes. Also included within the SSF deferred tax liability in 1998 is $10.2 million arising in Norway as Norwegian tax law permits cash-basis accounting for certain expenses associated with inventory growth.

    For SNTG, approximately $15.2 million of NOLs were available at November 30, 1999 to offset future taxable income. These NOLs expire in the years 2001 through 2008 except for approximately $10.1 million which can be carried forward indefinitely. For SCS, approximately $50.4 million of NOLs were available at November 30, 1999 to offset future taxable income. These NOLs expire at various dates through 2019, except those in the United Kingdom, Australia and some NOLs in France amounting to $29.4 million which can be carried forward indefinitely. SSF had approximately $63.4 million of NOLs at November 30, 1999. These NOLs expire at various dates through 2007. The group NOLs expire as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................      $  260
2001........................................................      10,525
2002........................................................      15,251
2003........................................................      10,503
2004........................................................      10,748
Thereafter..................................................      42,253
                                                                  ======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

9. INCOME TAXES (CONTINUED)
    A reconciliation of income taxes at the U.S. federal tax rate applied to pre-tax income and the actual income tax provision is shown below:

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Income before income tax provision, minority interest, and
  extraordinary item........................................   $56,211    $155,418    $258,846
Non-U.S. source shipping and other income not subject to
  income tax................................................   (22,980)    (48,526)   (148,800)
U.S. source shipping income not subject to income tax.......        --     (22,993)    (85,812)
Utilization of loss carryforwards...........................   (15,827)    (20,594)    (10,759)
Losses for which no tax benefit is recognized...............    11,434      10,428      13,267
                                                               -------    --------    --------
                                                               $28,838    $ 73,733    $ 26,742
                                                               -------    --------    --------
Tax at U.S. federal rate (35%)..............................   $10,093    $ 25,806    $  9,360
Differences between U.S. and non-U.S. tax rates.............     1,844      (3,568)     (2,155)
Non-taxable dividend income from non-consolidated joint
  ventures..................................................      (751)     (1,758)     (1,131)
Exchange gain...............................................    (2,526)        (49)       (179)
Change in management's estimates of valuation and other
  allowances................................................    (5,784)      2,266       3,662
Imputed interest deduction..................................    (4,030)         --          --
Differences between book and tax bases......................       588       2,322       1,762
Tax credits from foreign jurisdictions......................      (267)        (61)         --
State and local taxes, net of federal benefit...............      (148)        311        (195)
Non-deductible amortization of goodwill and other
  tangibles.................................................       926       1,556         798
Other non-deductible costs, principally travel and
  entertainment expenditures................................     1,020         647         709
Other, net..................................................      (484)       (942)        530
                                                               -------    --------    --------
Income tax provision........................................   $   481    $ 26,530    $ 13,161
                                                               =======    ========    ========

    Withholding and remittance taxes have not been recorded on the undistributed earnings of SNSA's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 1999 were not significant.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

10. INVENTORIES

    Inventories at November 30, 1999 and 1998 consisted of the following:

1999                                                     SNTG       SCS        SSF       TOTAL
----                                                   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
Raw materials........................................  $    79    $     --   $ 13,309   $ 13,388
Consumables..........................................      210      14,567      4,065     18,842
Work-in-progress.....................................       41       6,876         --      6,917
Seafood biomass......................................       --          --     93,312     93,312
Finished goods.......................................       64          --      8,538      8,602
                                                       -------    --------   --------   --------
                                                       $   394    $ 21,443   $119,224   $141,061
                                                       =======    ========   ========   ========

1998                                                     SNTG       SCS        SSF       TOTAL
----                                                   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
Raw materials........................................  $   107    $     --   $  9,560   $  9,667
Consumables..........................................      479      13,871      3,557     17,907
Work-in-progress.....................................       --      13,205         --     13,205
Seafood biomass......................................       --          --     80,566     80,566
Finished goods.......................................       --          --      6,437      6,437
                                                       -------    --------   --------   --------
                                                       $   586    $ 27,076   $100,120   $127,782
                                                       =======    ========   ========   ========

11. RESTRICTED CASH DEPOSITS

    Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no significant conditions on the restricted cash balances.

12. SHORT-TERM BANK LOANS

    Loans payable to banks, which amounted to $34.1 million and $17.6 million at November 30, 1999 and 1998, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 5.9% to 8.1% for 1999 and from 5.4% to 9.2% for 1998. The weighted average interest rate was 7.0% and 8.0% for the years ended November 30, 1999 and 1998, respectively.

    As of November 30, 1999, the Company had various credit lines, including committed lines ranging through 2005 totalling $704.9 million, of which $570.7 million was available for future use. Of the amounts drawn down under these facilities, $100.0 million has been classified as long-term debt as the Company does not intend to repay this amount within one year.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

13. LONG-TERM DEBT

    Long-term debt as of November 30, 1999 and 1998 consisted of the following:

                                                          1999         1998
                                                       ----------   ----------
                                                           (IN THOUSANDS)
Senior unsecured notes
  On 11/30/99 interest rates ranged from 6.96% to
    10.07%, maturities vary through 2013.............  $  538,571   $  566,969
Preferred ship fixed rate mortgages
  On 11/30/99 fixed interest rates ranged from 5.42%
    to 8.74%, maturities vary through 2013...........     330,572      296,710
Preferred ship variable rate mortgages
  On 11/30/99 interest rates ranged from 4.49% to
    6.59%, maturities vary through 2007..............      63,321       44,007
Economic development and other bonds
  On 11/30/99 interest rates ranged from 4.40% to
    4.70%, maturing in 2014 and 2018.................      34,600       34,600
Bank and other notes payable
  On 11/30/99 interest rates ranged from 6.01% to
    12.50%, maturies vary through 2008...............     211,403      186,661
                                                       ----------   ----------
                                                        1,178,467    1,128,947
Less--current maturities.............................     (61,718)     (71,634)
                                                       ----------   ----------
                                                       $1,116,749   $1,057,313
                                                       ==========   ==========

    On November 30, 1998, the Company's senior unsecured notes carried fixed interest rates ranging from 6.96% to 10.56%, preferred ship fixed rate mortgages had interest rates ranging from 5.42% to 8.69%, preferred ship variable rate mortgages had interest rates ranging from 4.97% to 5.66%, the economic development and other bonds had interest rates ranging from 3.25% to 6.00%, and the bank and other notes payable had interest rates ranging from 5.43% to 11.68%.

    Long-term debt is denominated primarily in U.S. dollars, with $8.2 million and $7.2 million denominated in other currencies as of November 30, 1999 and 1998, respectively.

    Annual principal repayments of debt for the five years subsequent to November 30, 1999 and thereafter are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................    $   61,718
2001........................................................        84,104
2002........................................................       174,119
2003........................................................       134,157
2004........................................................       130,496
Thereafter..................................................       593,873
                                                                ----------
                                                                $1,178,467
                                                                ==========

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

13. LONG-TERM DEBT (CONTINUED)
    Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see
Note 20), and purchases, redemptions, etc., of capital. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net book value of $786.6 million as of November 30, 1999.

14. LEASES

OPERATING LEASES

    As of November 30, 1999 the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets. Minimum annual lease commitments and sub-lease income under agreements which expire at various dates through 2026, and which are payable in various currencies are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................     $ 96,127
2001........................................................       76,656
2002........................................................       31,281
2003........................................................        8,975
2004........................................................        4,499
Thereafter..................................................        8,514
                                                                 --------
                                                                  226,052
Less--sub-lease income                                            (10,725)
                                                                 --------
                                                                 $215,327
                                                                 ========

    Rental and charter hire expenses under operating lease agreements for the years ended November 30, 1999, 1998, and 1997 were $115.5 million, $121.1 million, and $91.0 million, respectively, net of sub-lease income of $1.5 million, $4.0 million, and $0.6 million, respectively.

15. COMMITMENTS AND CONTINGENCIES

    In 1997, the Company entered into an agreement with Danyard Shipyards to purchase a further two new 37,000 deadweight tons ("dwt") parcel tankers at an approximate cost of $76 million each. Under the terms of the contracts, the price for the remaining Danyard ships has been converted to U.S. dollars. The Company has obtained a financing commitment from the Danish Ship Credit Fund for a 14 year financing of up to 80% of the U.S. dollar cost of the two tankers.

    The Company also entered into an agreement with a Spanish shipyard to purchase six new 22,450 dwt parcel tankers at an approximate cost of $46 million each and with an Italian shipyard to purchase three 5,200 dwt parcel tankers, the first at an approximate cost of $20 million and the other two at an approximate cost of $16 million per vessel. As of November 30, 1999, two of the ships in the Spanish series and two of the ships in the Italian series had been delivered.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    As of November 30, 1999, the Company had total capital expenditure purchase commitments outstanding of approximately $230 million for 2000 and future years.

    The French government has investigated SCS of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of SCS France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have resulted in judgements. Some of the judgements have been appealed. While the Company believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

    Coflexip S.A. has commenced legal proceedings against three subsidiaries of SCS claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company has appealed. The Company has provided in the financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs in the litigation. No provision has been made for damages. The extent of liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. cannot be reasonably estimated at this stage.

    In September 1999 the Company terminated its charter of the ship, Toisa Puma, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. No provision has been made in the financial statements as the Company believes that it had the right to terminate the charter under the charterparty.

    The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

    The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures. The Company believes that compliance with applicable laws and regulations has not had, nor is such compliance expected to have, a material adverse effect upon its competitive position, financial condition or results of operations.

16. PENSION AND BENEFIT PLANS

    Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation. The Company's policy is to fully fund its liability.

    The Company provides pension benefits to ship officers employed by the Company. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

16. PENSION AND BENEFIT PLANS (CONTINUED) was fully funded. It is the Company's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

    In 1999, the Company has adopted SFAS No. 132 "Employers' Disclosures about Pensions and Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits. The Statement addresses disclosure only. It does not address liability measurement or expense recognition. There was no effect on financial position or net income as a result of adopting SFAS No. 132.

    Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 1999, 1998, and 1997, consist of the following:

                                                                                                  OTHER POST-
                                                               PENSION BENEFITS               RETIREMENT BENEFITS
                                                        ------------------------------   ------------------------------
                                                          1999       1998       1997       1999       1998       1997
                                                        --------   --------   --------   --------   --------   --------
                                                                                (IN THOUSANDS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost..........................................  $ 6,411    $ 6,300    $ 6,020      $268       $293       $292
Interest cost.........................................    6,845      6,494      5,852       424        439        430
Expected return on plan assets........................   (5,870)    (5,608)    (4,976)       --         --         --
                                                        -------    -------    -------      ----       ----       ----
Amortization of unrecognized net transition
  liability...........................................      211        158        111       178        178        178
Amortization of prior service cost....................      391        347        327        14         14         14
Recognized net actuarial loss (gain)..................      130         14        238       (25)        --         --
Gain recognized due to curtailment....................      (20)        --         --        --         --         --
                                                        -------    -------    -------      ----       ----       ----
Net periodic benefit cost.............................  $ 8,098    $ 7,705    $ 7,572      $859       $924       $914
                                                        =======    =======    =======      ====       ====       ====

    U.S. based employees retiring from the Company after attaining age 55 with at least ten years of service with the Company are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. The Company reserves the right to change or terminate the benefits at any time.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

16. PENSION AND BENEFIT PLANS (CONTINUED)
    The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                          -----------------------------------------
                                                            1999       1998       1999       1998
                                                          --------   --------   --------   --------
                                                                                       OTHER
                                                                                  POST-RETIREMENT
                                                           PENSION BENEFITS          BENEFITS
                                                          -------------------   -------------------
                                                                       (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligations at beginning of year................  $101,635   $ 90,142    $7,036     $6,633
Service cost............................................     6,411      6,300       268        293
Interest cost...........................................     6,845      6,494       424        439
Benefits paid...........................................    (3,066)    (3,508)      (38)       (95)
Plan participant contributions..........................       266        255        --         --
Foreign exchange rate changes...........................    (1,257)      (384)       --         --
Plan amendments.........................................     2,109       (313)       --         --
Curtailments and settlements............................    (2,258)        --        --         --
Actuarial (gains) and losses............................    (7,960)     2,649    (1,491)      (234)
                                                          --------   --------    ------     ------
Benefits obligation at end of year......................  $102,725   $101,635    $6,199     $7,036
                                                          ========   ========    ======     ======

                                                              FOR THE YEARS ENDED
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                               PENSION BENEFITS
                                                              -------------------
                                                                (IN THOUSANDS)
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $66,697    $60,507
Actual return on plan assets................................    3,199      6,747
Company contributions.......................................    4,679      4,040
Plan participant contributions..............................      266        255
Foreign exchange rate changes...............................   (1,234)      (606)
Plan amendments.............................................       --       (738)
Curtailments and settlements................................   (1,174)        --
Benefits paid...............................................   (3,066)    (3,508)
                                                              -------    -------
Fair value of plan assets at end of year....................  $69,367    $66,697
                                                              =======    =======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

16. PENSION AND BENEFIT PLANS (CONTINUED)

    Amounts recognized in the Company's consolidated balance sheet consist of the following:

                                                                 AS OF NOVEMBER 30,
                                                    --------------------------------------------
                                                      1999       1998        1999         1998
                                                    --------   --------   -----------   --------
                                                                          OTHER POST-RETIREMENT
                                                     PENSION BENEFITS            BENEFITS
                                                    -------------------   ----------------------
                                                                   (IN THOUSANDS)
Funded status of the plan.........................  $(33,358)  $(34,938)    $(6,199)    $(7,036)
Unrecognized net actuarial loss (gain)............       872      6,694      (1,537)        (71)
Unrecognized prior service cost...................     3,166      2,348       2,310       2,488
Unrecognized net transition liability.............     1,486      1,895          70          84
                                                    --------   --------     -------     -------
Net amount recognized.............................  $(27,834)  $(24,001)    $(5,356)    $(4,535)
Prepaid benefit cost..............................  $  1,377   $    388     $    --     $    --
Accrued benefit liability.........................   (33,832)   (28,886)     (5,356)     (4,535)
Intangible asset..................................     4,621      4,497          --          --
                                                    --------   --------     -------     -------
Net amount recognized.............................  $(27,834)  $(24,001)    $(5,356)    $(4,535)
                                                    ========   ========     =======     =======

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $42.7 million, $37.5 million, and $41.9 million, respectively, as of November 30, 1999 and $40.8 million, $35.4 million, and $40.6 million, respectively, as of November 30, 1998.

                                                             FOR THE YEARS ENDED NOVEMBER 30,
                                           --------------------------------------------------------------------
                                             1999        1998        1997        1999        1998        1997
                                           --------    --------    --------    --------    --------    --------
                                                                                    OTHER POST-RETIREMENT
                                                   PENSION BENEFITS                        BENEFITS
                                           --------------------------------    --------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate............................   7.20%       6.97%       7.26%       7.75%       7.00%       7.25%
Expected long-term rate of return on
  assets.................................   8.85%       8.90%       8.90%         --%         --%         --%
Rate of increase in compensation
  levels.................................   4.15%       4.30%       4.30%       5.00%       5.00%       5.00%

    Health care cost trends assume a 9.5% annual rate of increase in the per capita cost of covered health care benefits for 2000. The rate is assumed to decrease gradually to 7.5% for 2002 and remain at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 1999 would be an approximate $0.7 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 1999 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

17. CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED

    Founder's shares vote on an equal basis with Common shares and as a separate class of stock when voting on certain matters requiring a majority of both classes of stock. The Class B shares are not entitled to vote in matters requiring shareholder action except where required by Luxembourg law.

    Under the Articles, holders of Common shares, Class B shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) ten percent of

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

17. CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED (CONTINUED) the stated value thereof (i.e., $0.10 per share) to Class B shares as the preferred dividend; (ii) $0.005 per share to Founder's shares and Common shares equally; (iii) $0.095 per share to Common shares; and (iv) thereafter, Common shares and Class B shares participate equally in all further amounts.

    Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares, Class B shares, and Founder's shares in the following order of priority: (i) Class B shares to the extent, if any, of declared but unpaid dividends on such shares, and thereafter rateably to the full aggregate issuance price thereof; (ii) Common shares rateably to the extent of the stated value thereof (i.e. $1.00 per share); (iii) Common shares and Founder's shares participate equally up to $0.05 per share; (iv) Common shares rateably to the full aggregate issue price thereof; and (v) thereafter, Common shares and Class B shares participate equally in all remaining assets.

    Class B shares being non-voting shares shall also be entitled to such other priorities and preferences concerning unpaid dividends for past years as shall be provided by applicable law.

    As of November 30, 1999, 7,820,109 Founder's shares had been issued to Mr. Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

    On November 16, 1999 the Board of Directors approved an interim dividend of $0.125 per Common and Class B share and $0.005 per Founder's share which was paid on December 15, 1999 to all shareholders of record as of December 1, 1999.

    The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 1999 of $0.125 per Common share and Class B share will be paid in May 2000.

    Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. The interim dividend declared on November 16, 1999 will be recognized in fiscal 2000.

    In January 2000, SNSA announced its intention to offer Common shareholders the opportunity to exchange Common shares for an equal number of the Company's Class B shares. The Company is also offering to holders of options to purchase Common shares, the opportunity to elect to receive, immediately following exercise, a Class B share in exchange for each Common share issuable upon the exercise of such common option.

18. STOCK OPTION PLAN

    During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 Common shares and 1,330,000 Class B shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 Common shares, 5,180,000 Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

    Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

18. STOCK OPTION PLAN (CONTINUED)
anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1996 and 1999 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would be reduced to the following pro forma amounts:

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                  (IN THOUSANDS, EXCEPT FOR
                                                                       PER SHARE DATA)
NET INCOME:
  As Reported...............................................   $46,908     $96,275    $237,109
  Pro Forma.................................................    43,984      93,785     235,304
BASIC EPS:
  As Reported...............................................   $  0.86     $  1.76    $   4.34
  Pro Forma.................................................      0.81        1.71        4.31
DILUTED EPS:
  As Reported...............................................   $  0.86     $  1.75    $   4.28
  Pro Forma.................................................      0.80        1.71        4.25

    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

18. STOCK OPTION PLAN (CONTINUED)
    The following table reflects activity under the Plans for the years ended November 30, 1999, 1998 and 1997:

                                                         1999                   1998                   1997
                                                       WEIGHTED               WEIGHTED               WEIGHTED
                                                       AVERAGE                AVERAGE                AVERAGE
                                                       EXERCISE               EXERCISE               EXERCISE
COMMON SHARES                               SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
-------------                              ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year.........  1,514,775    $16.02    1,164,563    $14.43    1,324,683    $13.33
Granted..................................         --        --      419,200     20.13      211,350     16.73
Exercised................................    (43,125)    10.83      (39,863)    11.48     (363,645)    11.71
Canceled.................................    (77,825)    16.52      (29,125)    17.63       (7,825)    16.18
                                           ---------    ------    ---------    ------    ---------    ------
Outstanding at end of year...............  1,393,825    $16.15    1,514,775    $16.02    1,164,563    $14.43
                                           ---------    ------    ---------    ------    ---------    ------
Exercisable at end of year...............    936,575    $14.57      761,005    $13.26      550,738    $12.46
Weighted average fair value of options
  granted................................               $   --                 $ 6.82                 $ 9.12
                                                        ======                 ------                 ------

                                                            1999                  1998                  1997
                                                          WEIGHTED              WEIGHTED              WEIGHTED
                                                          AVERAGE               AVERAGE               AVERAGE
                                                          EXERCISE              EXERCISE              EXERCISE
CLASS B SHARES                                  SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
--------------                                 --------   --------   --------   --------   --------   --------
Outstanding at beginning of year.............  633,383     $14.93    670,430     $14.89     651,848    $13.26
Granted......................................  421,500       9.88         --         --     205,350     17.29
Exercised....................................  (21,562)     10.83    (20,166)     11.60    (181,334)    11.69
Canceled.....................................  (40,814)     15.00    (16,881)     17.23      (5,434)    16.41
                                               -------     ------    -------     ------    --------    ------
Outstanding at end of year...................  992,507     $12.87    633,383     $14.93     670,430    $14.89
                                               -------     ------    -------     ------    --------    ------
Exercisable at end of year...................  456,832     $14.25    400,013     $13.49     273,869    $12.43
                                               -------     ------    -------     ------    --------    ------
Weighted average fair value of options
  granted....................................              $ 3.93                $   --                $ 7.51
                                                           ======                ======                ======

    The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                             1999                  1998                  1997
                                                      -------------------   -------------------   -------------------
                                                       COMMON    CLASS B     COMMON    CLASS B     COMMON    CLASS B
                                                      --------   --------   --------   --------   --------   --------
Risk-free interest rates............................      --        4.9%       5.7%       --         6.0%       6.0%
Expected lives (years)..............................      --        6.5        6.0        --         6.5        6.8
Expected volatility.................................      --       38.1%      31.6%       --        51.0%      31.0%
Expected dividend yields............................      --        1.6%       2.0%       --         1.0%       1.0%
                                                        ====       ====       ====       ===        ====       ====

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

18. STOCK OPTION PLAN (CONTINUED)
    The following table summarizes information about stock options outstanding as of November 30, 1999:

                                                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                                  -------------------------------------   ----------------------
                                                                  WEIGHTED
                                                                  AVERAGE      WEIGHTED                 WEIGHTED
                                                                 REMAINING     AVERAGE                  AVERAGE
                                                    NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES                          OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
------------------------                          -----------   ------------   --------   -----------   --------
COMMON SHARES:
  $20.125-22.500................................     404,300         8.07       $20.14      101,700      $20.16
  $14.500-19.083................................     486,000         5.91        17.91      331,350       17.89
  $8.500-13.167.................................     503,525         3.96        11.26      503,525       11.26
                                                  ----------         ----       ------      -------      ------
                                                   1,393,825         5.83       $16.15      936,575      $14.57
                                                  ==========         ====       ======      =======      ======
CLASS B SHARES:
  $17.500-22.125................................     300,800         6.62       $18.20      181,075      $18.35
  $10.500-16.917................................     228,256         3.85        12.21      227,706       12.20
  $8.500-9.875..................................     463,451         8.44         9.73       48,051        8.50
                                                  ----------         ----       ------      -------      ------
                                                     992,507         6.83       $12.87      456,832      $14.25
                                                  ==========         ====       ======      =======      ======

19.  RELATED PARTY TRANSACTIONS

    During 1997, the Company held a 25% ownership interest in Maryland Marine, Inc. ("Maryland Marine"), a chemical barging company which operated chemical/liquid barges in the U.S. inland and intracoastal waterways. A director of SNSA owned a majority interest in and served as Chairman and Chief Executive Officer of Maryland Marine. The Company had accounted for this investment in the financial statements in accordance with the equity method up to November 21, 1997 when the company sold its interest in Maryland Marine, at its fair market value, to the director of SNSA. He, in turn, sold Maryland Marine to a non-related corporation.

    During 1997, Maryland Marine leased barges to the Company pursuant to several lease agreements which required the Company to make lease payments through 2002. As a consequence of the sale of the Company's interest in Maryland Marine, these lease agreements were canceled.

    Aggregate amounts paid to Maryland Marine, during the period in which the Company held an ownership interest, including minimum non-cancelable payments due under the above lease agreements, were $12.0 million during the year ended November 30, 1997.

20.  RESTRICTIONS ON PAYMENT OF DIVIDENDS

    On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly SNSA has assigned a stated value per Common and Class B share of $1.00. At November 30, 1999 this legal reserve amounted to approximately $6.2 million based on Common and Class B shares issued on that date. Advance

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

20. RESTRICTIONS ON PAYMENT OF DIVIDENDS (CONTINUED) dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

    As of November 30, 1999, the most restrictive covenant within the Company's loan agreements provides for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any.

21.  FOREIGN EXCHANGE CONTRACTS AND SWAP AGREEMENTS

    All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. All of the Company's derivative instruments are straightforward foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of exposure risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

    The following foreign exchange contracts, maturing through November 2001, were outstanding as of November 30, 1999:

                                                              PURCHASE     SELL
                                                              --------   --------
                                                                (IN THOUSANDS)
Norwegian kroner............................................  475,683
Belgian francs..............................................  201,306
French francs...............................................   35,900
Canadian dollars............................................   35,500
Euro........................................................   15,778
Singapore dollars...........................................    8,277
Netherland guilders.........................................    5,415
Brazilian real..............................................    4,100
German marks................................................      950
Japanese yen................................................             449,679
British pounds sterling.....................................               1,569
                                                              =======    =======

    The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $122.2 million and to sell was $6.9 million as of November 30, 1999.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

21.  FOREIGN EXCHANGE CONTRACTS AND SWAP AGREEMENTS (CONTINUED)
    The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                                               AS OF NOVEMBER 30, 1999
                                                              -------------------------
                                                              CARRYING           FAIR
                                                               AMOUNT           VALUE
                                                              --------         --------
                                                                    (IN MILLIONS)
FINANCIAL ASSETS:
  Cash and cash equivalents.................................  $  20.4          $  20.4
FINANCIAL LIABILITIES:
  Loans payable to banks....................................     34.1             34.1
  Long-term debt and related currency and interest rate
    swaps...................................................  1,178.5          1,155.5
OFF BALANCE SHEET FINANCIAL INSTRUMENTS:
  Foreign exchange forward contracts........................       --             (2.3)
  Bunker hedge contracts....................................       --              0.8
                                                              =======          =======

    The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 1999 using debt instruments of similar risk. The fair values of the Company's foreign exchange contracts are based on their estimated termination values as of November 30, 1999.

22.  SUBSEQUENT EVENTS

    On December 7, 1999, SCS announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S, and 49% by SCS. SCS issued 1,758,242 Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of $36.0 million. The Company realized a non-operating gain on the reduction of its economic interest in SCS from 45% to 43%.

    On December 16, 1999, SCS announced the acquisition of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A. SCS will pay GTM $130.0 million in cash and contribute 6,142,857 Class A shares. These shares are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares of between $237 and $244 million. This acquisition was initially funded by funds provided by SNSA, which have been replaced by a bridging finance facility with Den norske Bank ASA. The Company realized a non-operating gain on the reduction of its economic interest in SCS from 43% to 40%.

    In addition, SCS has entered into a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years. The net present value of this arrangement is approximately $32.0 million. In February 2000, SNSA converted $100.0 million of debt owed by SCS into 10,341,262 Class A shares. Upon completion of the debt conversion, SNSA holds an economic interest of 47.6% in SCS.

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

23. SUBSEQUENT EVENTS (UNAUDITED)

    As a consequence of events which occurred during the first and second quarters of 2000, the management of Stolt Offshore has determined that there has been a significant deterioration in respect of the Maersk Halfdan pipelay program, largely due to severe weather conditions experienced in the North Sea, and the Tunu VI project. Accordingly, a loss of approximately $16.2 million in respect of these projects has been recorded during 2000.

STOCK TRADING HISTORY (UNAUDITED)

COMMON SHARES (NASDAQ)

FOR THE YEARS ENDED NOVEMBER 30,                         QTR. 1       QTR. 2       QTR. 3       QTR. 4
--------------------------------                       ----------   ----------   ----------   ----------
1999
  HIGH...............................................  $12 3/4      $14 1/2      $16 3/4      $15 7/8
  LOW................................................  $ 9          $10 1/2      $12 3/4      $11 7/8
                                                       ---          ---          ---          ---
1998
  High...............................................  $22 3/8      $20 5/8      $18 3/4      $14 5/8
  Low................................................  $17 1/8      $17 1/4      $10 1/2      $10 3/8
                                                       ---          ---          ---          ---
1997
  High...............................................  $20 1/2      $18 7/8      $23 1/2      $28 1/2
  Low................................................  $17          $16 3/8      $18 1/2      $21 3/4
                                                       ===          ===          ===          ===

B SHARES (NASDAQ)

FOR THE YEARS ENDED NOVEMBER 30,                         QTR. 1       QTR. 2       QTR. 3       QTR. 4
--------------------------------                       ----------   ----------   ----------   ----------
1999
  HIGH...............................................  $12 1/4      $15 15/16    $19 1/4      $18 1/16
  LOW................................................  $ 9 7/8      $11 3/4      $14 3/4      $14 3/8
                                                       ---          ---          ---          ---
1998
  High...............................................  $23 1/2      $20 3/8      $19          $13 1/2
  Low................................................  $17 5/8      $17 3/4      $10          $ 9 1/2
                                                       ---          ---          ---          ---
1997
  High...............................................  $21 1/8      $19 1/8      $24 1/8      $31 3/8
  Low................................................  $17 1/2      $16 3/4      $18          $23 1/2
                                                       ===          ===          ===          ===

B SHARES (OSLO STOCK EXCHANGE) (NORWEGIAN KRONER)

FOR THE YEARS ENDED NOVEMBER 30,               QTR. 1     QTR. 2     QTR. 3     QTR. 4
--------------------------------              --------   --------   --------   --------
1999
  HIGH......................................    95.00     127.50     148.00     145.00
  LOW.......................................    73.00      96.00     118.00     122.00
                                               ------     ------     ------     ------
1998
  High......................................   170.00     152.00     147.00      97.50
  Low.......................................   138.00     137.00      90.00      75.00
                                               ------     ------     ------     ------
1997
  High......................................   138.00     130.50     178.00     220.00
  Low.......................................   113.50     118.50     130.00     165.00
                                               ======     ======     ======     ======

             FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998, AND 1997

2.  Supplementary Schedules

   Report of Independent Public Accountants on Schedules

   Schedule II--Valuation and Qualifying Accounts

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) FINANCIAL STATEMENTS.

        See Item 18.

    (b) EXHIBITS.

2.1 Consent of Arthur Andersen LLP, Independent Public Accountants.

2.2 Consent of Elvinger, Hoss & Prussen.

2.3 Company's 1999 Annual Report, pages 9 through 18.

2.4 Amended Articles of Incorporation.

2.5 Share Purchase Agreement between Groupe GTM S.A. and Stolt Comex Seaway S.A.

27  Financial Data Schedule

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

                                                       STOLT-NIELSEN S.A.

                                                       By:  /s/ CARROLL N. BJORNSON
                                                            -----------------------------------------
                                                            Name: Carroll N. Bjornson
                                                            Title: Director

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title: Chief Financial Officer
Date: May 31, 2000

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Public Accountants....................    F-2

Supplementary Schedule

Schedule II--Valuation and Qualifying Accounts..............    S-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT-NIELSEN S.A.

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated February 14, 2000. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

New York, New York
February 14, 2000

                                                                     SCHEDULE II

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                           BALANCE AT   CHARGED TO   WRITE OFFS                  BALANCE AT
                                           BEGINNING    COSTS AND      AGAINST      OTHER ADD      END OF
                                           OF PERIOD     EXPENSES    THE RESERVE   (DEDUCT)(A)     PERIOD
                                           ----------   ----------   -----------   -----------   ----------
FOR THE YEAR ENDED
  November 30, 1997:
    Allowance for doubtful accounts......    $ 5,005      $ 1,054      $  (162)      $   (690)     $ 5,207
    Restructuring Costs..................      3,873           --       (3,873)            --           --
    Other................................     22,792       15,447         (645)         1,877       39,471

FOR THE YEAR ENDED
  November 30, 1998:
    Allowance for doubtful accounts......    $ 5,207      $ 6,023      $    17       $ (2,062)     $ 9,185
    Restructuring Costs..................         --           --           --             --           --
    Other................................     39,471        5,768          (64)       (11,221)      33,954

FOR THE YEAR ENDED
  November 30, 1999:
    Allowance for doubtful accounts......    $ 9,185      $ 2,983      $(1,307)      $   (148)     $10,713
    Restructuring Costs..................         --           --           --             --           --
    Other................................     33,954       12,250           --         (8,138)      38,066

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.