Form 20-F
period 2000-11-30
STOLT NIELSEN S A
filed 2001-05-30
CIK 831980

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

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2000

                         COMMISSION FILE NUMBER 0-16977
                            ------------------------
                               STOLT-NIELSEN S.A.

             (Exact name of Registrant as specified in its charter)

                                   LUXEMBOURG
                (Jurisdiction of incorporation or organization)

                           C/O STOLT-NIELSEN LIMITED
                                 ALDWYCH HOUSE
                                 71-91 ALDWYCH
                            LONDON WC2B 4HN, ENGLAND
                    (Address of principal executive offices)
                            ------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                          Common Shares, no par value
                         Class B Shares, no par value *

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:

                                      None
                            ------------------------

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, no par value.................................  24,194,646**
Class B Shares, no par value *..............................  30,648,690
Founder's Shares, no par value..............................   7,970,864

------------------------

* No Class B Shares are outstanding as of the date of this Report. As a result of a share reclassification implemented on March 7, 2001, all Class B Shares were reclassified as Common Shares on a one-for-one basis.

** The number of outstanding Common Shares excludes 7,688,810 Common Shares owned by a subsidiary.

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

                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                   --------
                                          PART I

  Item 1.            Identity of Directors, Senior Management and Advisers.......      3

  Item 2.            Offer Statistics and Expected Timetable.....................      3

  Item 3.            Key Information.............................................      3
                     Selected Financial Data.....................................      3
                     Risk Factors................................................      3

  Item 4.            Information on the Company..................................     13
                     History and Development of the Company......................     13
                     Business Overview...........................................     15
                     Strategy....................................................     24
                     Regulation..................................................     26
                     Competition.................................................     29
                     Insurance...................................................     30
                     Principal Operating Subsidiaries............................     31
                     Property, Plant, and Equipment..............................     31

  Item 5.            Operating and Financial Review and Prospects................     42
                     Operating Results...........................................     42
                     Liquidity and Capital Resources.............................     42
                     Research and Development; Patents and Licenses..............     42

  Item 6.            Directors, Senior Management, and Employees.................     44
                     Directors and Senior Management.............................     44
                     Compensation................................................     45
                     Board Practices.............................................     46
                     Employees...................................................     46
                     Share Ownership.............................................     47

  Item 7.            Major Shareholders and Related Party Transactions...........     49
                     Major Shareholders..........................................     49

  Item 8.            Financial Information.......................................     50
                     Consolidated Statements and Other Financial Information.....     50
                     Legal Proceedings...........................................     50
                     Dividends...................................................     51
                     Significant Changes.........................................     51

  Item 9.            The Offer and Listing.......................................     51
                     Stock Trading History.......................................     51
                     Markets.....................................................     54

                                                                                     PAGE
                                                                                   --------
  Item 10.           Additional Information......................................     54
                     Organization and Register...................................     54
                     Articles of Incorporation...................................     54
                     Material Contracts..........................................     58
                     Exchange Controls...........................................     58
                     Limitations Affecting Shareholders..........................     58
                     Taxation....................................................     59
                     Documents on Display........................................     61

  Item 11.           Quantitative and Qualitative Disclosures about Market
                     Risk........................................................     62
                     Currency Rate Exposure......................................     62
                     Interest Rate Exposure......................................     62

  Item 12.           Description of Securities Other than Equity Securities......     62

                                          PART II

  Item 13.           Defaults, Dividend Arrearages and Delinquencies.............     63

  Item 14.           Material Modifications to the Rights of Security Holders and
                     Use of Proceeds.............................................     63
                     SNSA Share Reclassification.................................     63

  Item 15.           [Reserved]..................................................     63

  Item 16.           [Reserved]..................................................     63

                                         PART III

  Item 17.           Financial Statements........................................     63

  Item 18.           Financial Statements........................................     63
                     Consolidated Financial Statements...........................     63
                     Supplementary Schedules.....................................     64

  Item 19.           Exhibits....................................................     65

                                  INTRODUCTION

    Stolt-Nielsen S.A. is a Luxembourg registered company. In this Report, "Stolt-Nielsen", "Stolt", "Group" or the "Company" refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References in this Report to "SNTG" refer to Stolt-Nielsen Transportation Group Ltd., references to "Stolt Offshore" refer to Stolt Offshore S.A., and references to "SSF" or "Stolt Sea Farm" are references to Stolt Sea Farm Holding plc, each subsidiaries of the Company.

    References to Company activities by years refer to the fiscal year ended November 30.

    Stolt's Common Shares are listed in Norway on the Oslo Stock Exchange and trade in the form of American Depositary Shares (each ADS representing one Common Share) in the U.S. on the Nasdaq National Market ("Nasdaq").

    The Consolidated Financial Statements, including the notes thereto, included or incorporated in this Report (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States.

                           FORWARD LOOKING STATEMENTS

    This Report contains certain "forward-looking statements" and information relating to Stolt that are based on beliefs of its management as well as assumptions made by and information currently available to Stolt. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements included or incorporated by reference herein in "Item 5. Operating and Financial Review and Prospects". In addition, this Report contains forward-looking statements relating to the Company's performance in "Item 4. Information on the Company". These statements reflect the current views and assumptions of Stolt with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse weather conditions; and other factors referenced in this Report particularly under "Item 3. Key Information--Risk Factors."

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 22 of the Company's 2000 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 12, 2001 is incorporated herein by reference.

RISK FACTORS

STOLT-NIELSEN TRANSPORTATION GROUP

DEMAND

    Demand for Stolt-Nielsen Transportation Group Ltd. ("SNTG") services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand, particularly in the chemical, lube oil, acid and food industries, for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore, upon SNTG. There can be no assurances that such downturns will not occur in the future.

SUPPLY

    The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation of maritime transportation practices. Scrapping rates are also impacted by the pricing achieved in the market, condition of ships, and quality standards set by customers and governmental authorities. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers face competition from sophisticated product tankers. Therefore, the supply and utilization of product tankers may also impact the parcel tanker market.

    SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

WEATHER

    Inclement weather conditions may impact SNTG's operational performance. In addition, the river parcel tanker operations may be negatively impacted by high water levels making river transit more difficult.

TRADE LANE CLOSURES

    Global ocean transportation is dependent upon unrestricted passage through major canals or straits including, but not limited to, the Panama Canal, the Suez Canal, and the Malacca Straits. Interruption or restrictions caused by war, blockage, or government imposed restrictions on the passage of ships through any of these trade lanes can have an impact on SNTG results.

RATES DEPENDENT ON CONTRACT AND SPOT MARKET

    In 2000 approximately 56% of SNTG's parcel tanker business was done under a long-term contract basis with customers and approximately 44% was spot. SNTG's ability to renew contracts at favorable rates is dependent on the current, and customers' outlook on future, spot prices.

LOSS OF MAJOR CUSTOMERS

    While SNTG has a large number of customers and its largest customers may vary from year to year, the loss of a major customer can impact results. Parcel tanker and tank container assets are typically utilized in servicing a wide variety of customers. SNTG's terminal facilities also service a wide variety of customers on both long-term and short-term bases. While on occasion, storage tank buildings have been undertaken for speculative business, most are built to suit customer needs and contract terms.

NEWBUILDING PROGRAM

    Under newbuilding contracts, SNTG is usually required to make progress payments during the construction of the ship. Progress payments made during the completion of the last ship of the newbuilding program, which has been moved to the Uljanik shipyard in Croatia with expected completion in December 2001, are not subject to refund guarantees by the shipyard as the hull and equipment are owned and insured by SNTG. Out-of-pocket expenses incurred, such as the cost of site team travel and lodging and legal fees, are not guaranteed and should the shipyard go bankrupt, SNTG will be unlikely to recover these expenses. Should the shipyard fail to deliver the ship, SNTG may have to pay higher prices to complete the ship from other shipyards. Failure to obtain delivery of the ship in a timely manner may also impact the optimal operational scheduling of ships within SNTG's fleet.

FUEL

    Ship bunker fuel constitutes one of the major operating costs of SNTG's parcel tanker fleet. Fluctuations in the price of fuel can have a material impact on SNTG's results. Since 1987, the average annual cost of bunker fuel purchased by SNTG has varied between approximately $76 and $161 per ton. In 2000, with an average cost of approximately $161 per ton, bunker fuel constituted approximately 19% of total fleet operating costs.

    SNTG is able to pass a substantial portion of these fuel price fluctuations through to its customers. Approximately 56% of SNTG's total parcel tanker volume is carried under long-term contracts; about half of these include provisions intended to pass through fuel price fluctuations. The remaining cargo volume is carried under spot contracts at freight rates that are affected by prevailing fuel prices.

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

STOLT OFFSHORE

INDUSTRY CONDITIONS

    Demand for the Company's offshore services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and uncertainty over future price levels, along with anticipated growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. For example, a sustained period of low oil and gas prices would probably have a material adverse effect on Stolt Offshore's financial condition and results of operations. Offshore oil and gas field capital expenditure is also influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), the ability of oil and gas companies to access or generate capital and the cost of such capital. These factors are beyond the control of Stolt Offshore.

OPERATING RISKS

    Offshore services involve operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding or sustaining damage from severe weather conditions are inherent in the marine operations of offshore services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. Stolt Offshore's maritime construction operations involve numerous hazards to divers, vessel crew members and equipment, and result in a greater incidence of employee injury and death and equipment loss and damage than occurs in many other service industries. All employees engaged in Stolt Offshore's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against Stolt Offshore for damages for job-related injuries.

    In addition, although Stolt Offshore generally seeks to obtain indemnity agreements whenever possible from its customers requiring such customers to hold Stolt Offshore harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, employees or subcontractors of Stolt Offshore and may not in all cases be supported by adequate insurance maintained by the customer.

CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of Stolt Offshore's business is performed on a fixed-price or turnkey basis. Fixed-priced contracts are inherently risky because of the possibility of underbidding and the fact that Stolt Offshore assumes substantially all of the risks associated with completing the project and the post-completion warranty obligations. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, including but not limited to:

    - unanticipated technical problems with the equipment being supplied or developed by Stolt Offshore which may require that Stolt Offshore spend its own money to remedy the problem;

    - changes in the cost of components, materials or labor;

    - difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - delays caused by local weather conditions; and

    - suppliers' or subcontractors' failure to perform.

    These risks are exacerbated if the duration of the project is long-term, because there is more time for, and therefore an increased risk that, the circumstances upon which Stolt Offshore originally bid and developed a price will change in a manner that increases Stolt Offshore's costs. In addition, Stolt Offshore sometimes bears the risk of delays caused by unexpected conditions or events. Stolt Offshore's long-term projects often subject it to penalties if it cannot complete portions of the project in accordance with agreed-upon time limits. Additionally, Stolt Offshore may expend significant resources, both in management time as well as money, on bidding for projects that it is not awarded.

    Therefore, significant losses can result from performing fixed-price or turnkey contracts. Under such contracts, Stolt Offshore also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions, adverse soil conditions or other circumstances.

    On some projects, Stolt Offshore may be performing work under joint venture agreements where Stolt Offshore and its partner are jointly and severally liable towards the customer for the performance of the contract, while under the terms of the joint venture they only carry the full responsibility for their own share of the work. If Stolt Offshore's joint venture partner in such arrangement fails to fulfill its obligations, Stolt Offshore could have to carry the resultant liability towards the customer. Although Stolt Offshore typically would have contractual rights to recompense from its joint venture partner, its partner might not have the ability to pay damages to it. Stolt Offshore also makes use of sub-contractors which in the event of sub-standard work performance by the sub-contractor would leave Stolt Offshore liable for rectification of such sub-standard performance. Stolt Offshore may not always be able to obtain restitution from the sub-contractor and accordingly may suffer financial loss as a consequence.

PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    When Stolt Offshore enters into a contract for a project, it typically recognizes the revenue from that project based on the percentage of the project that Stolt Offshore has completed. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, Stolt Offshore would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

POLITICAL AND ECONOMIC RISK

    Stolt Offshore's operations are geographically spread throughout the world, and include significant operations in emerging markets. Operations in emerging markets present risks that are not often encountered in countries that have well established economic and political systems, including:

    - economic instability, which could make it difficult for Stolt Offshore to anticipate future business conditions in these markets or cause delays in the placement of orders for projects that Stolt Offshore has been awarded;

    - political instability, which could make customers less willing to make investments in such markets and could complicate Stolt Offshore's dealings with governments required permits or other certifications it is required to obtain;

    - boycotts and embargoes that may be imposed by the international community on countries in which Stolt Offshore operates, which could adversely affect the ability of Stolt Offshore's operations in those countries to fulfill contracts;

    - significant fluctuations in interest rates and currency exchange rates;

    - the imposition of unexpected taxes or other payments on Stolt Offshore's revenues in these markets; and

    - the introduction of exchange controls and other restrictions by foreign governments.

    Additionally, the ability of Stolt Offshore to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, Stolt Offshore's subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to Stolt Offshore. No predictions can be made as to what governmental regulations applicable to Stolt Offshore's operations may be enacted in the future.

SEASONALITY

    Over the past three years, approximately half of Stolt Offshore's revenue has been generated from work performed in the North Sea. In the future, there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions in the winter months. Winter conditions typically last from December until April in the Gulf of Mexico and from November to March in the North Sea, although such conditions may begin earlier or end later in some years. Additionally, during certain periods of the year, Stolt Offshore typically bears the risk of delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, Stolt Offshore continues to incur operating expenses, but its revenues from operations are delayed or reduced. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    Stolt Offshore's major customers are oil companies and large offshore contractors. During 2000, one customer accounted for approximately 20% of net operating revenue, and Stolt Offshore's top ten customers accounted for approximately 67%, of net operating revenue. During 1999, one customer accounted for approximately 12% of net operating revenue and Stolt Offshore's ten largest customers were responsible for 53% of net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on Stolt Offshore. The largest customers are often related to specific long-term contracts which upon completion may not be replaced by contracts of equivalent size. Stolt Offshore's large projects contribute significantly to total revenue generated.

COMPETITION

    The offshore business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for Stolt Offshore's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of Stolt Offshore's competitors and potential competitors are larger and have greater financial and other resources than Stolt Offshore. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

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

ACCIDENTS AND MALICIOUS DAMAGE

    Farmed fish require water conditions that have to be carefully maintained in order to ensure their continuing good health. Unintentional accidents causing pollution or loss of water can result in the death of the fish or the necessity to harvest them before they reach optimal market size. Inventories of fish in the water are also susceptible to deliberate acts of vandalism or sabotage for whatever reason, which can again result in the death of the fish or the necessity to harvest fish before they reach optimal market size.

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

SUPPLY/PRICE OF OTHER FISH AND NON-FISH COMPETING PRODUCTS

    In addition to direct competition from farmed fish of the same species as those grown by SSF, the fish products compete against wild catch and other substitute species of fish. Meat and poultry products are also dietary substitutes for Stolt Sea Farm fish products. The relative pricing of SSF's farmed fish product versus these other products can impact the demand for SSF's fish products.

    The demand for aquaculture fish is to a great extent influenced by a number of external and uncontrollable factors. Changes in consumer habits and behavior will influence the demand for fish in the regions where SSF is operating. Any shift in the demand may lead to lower sales prices and may have a negative impact on the company's turnover and profit.

FEED COST

    Feed for fish accounts for an important part of the cost of SSF's products. Fluctuations in the price of fish feed impact SSF's profitability.

    Natural limitations in the resources of the sea may lead to a shortage of fish meal and fish oil, which are critical in the production of feed for fish farming products.

AQUACULTURE TECHNOLOGY

    While most areas of technology involved in aquaculture are well-known and proven, there are certain aspects of the life cycle of certain species of fish, such as halibut and sturgeon, that are less well understood, particularly those concerning the juvenile phase of production, and which are therefore not in the full control of SSF or its suppliers. Unexpected events in the life cycle of farmed fish can result in either fish of a high production cost (for example due to slow growth or high mortality) or in fish of a lower grade than expected (due to sub-optimal genetic qualities), thus impairing profitability.

SEASONALITY

    In SSF the growth and harvesting of different fish species, and generations within those species, follow set patterns over the life cycle of the species. The cycle starts with the build-up of inventory of the species, and ends as the inventory is harvested over a certain period. These patterns are different for each species, and they do not all coincide. It is not always possible to discern seasonality overall, although there may be occasions when the coincidence of several cycles may result in a noticeable fluctuation. In northern hemisphere markets for salmon, demand tends to rise in holiday seasons, typically at the end of the year and during spring.

ENVIRONMENTAL RISK

    Farmed fish escaping from their cages entail considerable financial losses to the fish farmer and may impact native species. There is still insufficient knowledge about the negative effects, if any, caused by escaping fish.

REGULATIONS AND GOVERNMENT ACTIONS

    The aquaculture industry is subject to government laws and regulations around the world. These are used as instruments of environmental, ecological, and trade policy. Governments have used such laws and regulations to control such factors as the areas where aquaculture is permitted and the number of concessions to be operated in an area, the density of fish permitted in a concession, and the amount of feed that can be fed to the fish, as well as to erect tariff barriers against the importation of farmed fish and fish products. There is also some risk of not receiving renewed permits/licenses as renewals periodically fall due. Changes in such factors can have a significant adverse effect on SSF's production costs of fish as well as the ability of SSF to compete effectively in affected markets.

OPTIMUM LOGISTICS AND PRIME SUPPLIER

    Both Optimum Logistics Ltd. ("OLL") and Prime Supplier Ltd. ("PSL") have limited operating histories, new and unproven business models, and face substantial competition. Their prospects for success must be considered in the light of the risks, including market acceptance and expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, OLL and PSL must respond to competitive developments, continue to upgrade their products and continue to attract, retain and motivate qualified personnel. There can be no certainty that OLL and PSL will be able to address these risks, their business models will be successful, or that these businesses will generate sufficient revenue or any profits.

GENERAL

HAZARDOUS ACTIVITIES

    The operation of any ocean-going ship carries an inherent risk of catastrophic marine disasters, property losses and business interruptions caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages, and other circumstances or events. In addition, the transportation of oil, fuel and chemicals is subject to the risk of spills. Any such event may result in loss of revenues or increased costs.

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

REGULATORY AND ENVIRONMENTAL MATTERS

    The Company operates in a number of different jurisdictions and is subject to and affected by various types of governmental regulation related to the protection of the environment, including national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, protection of the environment, food safety, and various import and export requirements. These laws and regulations are becoming increasingly complex, stringent, and expensive to comply with, and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance.

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

CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 2000, the Company was in compliance with all of these credit/financing agreements although there can be no assurances that the Company will be in compliance in the future.

FLOATING INTEREST RATES

    Approximately 40% of the Company's long-term indebtedness at March 31, 2001 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates will increase the Company's interest cost if the Company cannot hedge the impact of such interest rate movements.

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

TAXES

    Pursuant to the Internal Revenue Code of the U.S. (the "Code"), effective for the Company's fiscal year beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ship meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations that meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for the years up to and including fiscal 1992, but may review the Company's qualifications for subsequent years. The Company believes that substantially all of SNTG's ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to the Company's U.S. source shipping income.

    In February 2000, the Internal Revenue Service published proposed regulations which, if published in final form, might adversely effect the Company's ability to qualify for this exemption. Based upon information available at this time, the Company believes that it will still qualify for the exemption. However, there can be no certainty until the Internal Revenue Service publishes the final regulations. If an equivalent exemption were not available, or if the Company did not qualify for a treaty exemption, the Company would be taxable on its U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include the Company's share of all such income from the Stolt Tankers Joint Service ("STJS"). Under the first method, if the company operating the ship has any such income which is effectively connected with a U.S. trade or business, such income would be subject to U.S. taxation on a net basis at graduated rates of up to 35%. This income, with adjustments, would be further subject to the 30% branch profits tax to the extent not reinvested in the U.S. Under the second method, any such income which is not effectively connected with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a fixed 4% rate. The branch profits tax would not apply to income subject to the 4% tax.

LABOR RELATIONS

    The Company employs many unionized employees and considers its relations with its employees and their unions to be good and has not experienced any significant work stoppages. There can be no assurances however that disruption of the Company's services or production caused by strikes or work slowdowns, or larger labor disputes involving the industries the Company operates in, will not adversely affect the Company's results.

ACQUISITION AND EXPANSION STRATEGY

    One element of the Company's strategy is to continue to grow through selected acquisitions. Likewise the Company plans on expanding its operations at existing or new locations. There can be no assurance that any currently planned acquisitions or expansions will be completed or that any completed, currently planned or additional acquisitions or expansions will be successful in enhancing the operations or profitability of the Company; that the Company will be able to identify suitable additional acquisition candidates or areas for expansion; that it will have the financial ability to consummate additional acquisitions or expansions; or that it will be able to consummate such additional acquisitions or expansions on terms favorable to the Company. Inability to successfully implement our acquisition and expansion strategy would negatively impact the Company's plans for profitable growth.

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

    The U.S. Oil Pollution Act of 1990 ("OPA '90"), by imposing virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive and has also prompted insurers to consider reducing available liability coverage. While the Company maintains insurance, there can be no assurance that all risks are adequately insured against particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because it maintains mutual insurance, the Company is subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance and to premium increases based on prior loss experience. Any such shortfalls could have a material adverse impact on the Company.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    Stolt-Nielsen S.A. was incorporated in Luxembourg in 1974 as the holding company for all of the Group's activities. Stolt's registered office is located at 23, avenue Monterey, L-2086 Luxembourg and it is registered at the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179". Stolt's principal executive offices are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number 44-207-611-8960; internet address www.stolt-nielsen.com. The Company's agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut, U.S. 06836.

    The Company has 76 offices and facilities and employs approximately 10,000 persons worldwide as of November 30, 2000.

RECENT SIGNIFICANT DEVELOPMENTS

    SNTG is in the final stages of construction of a fourth tank storage terminal in the U.S., to be located in Braithwaite, Louisiana. The facility is projected to have a storage capacity of approximately 0.8 million barrels of liquid storage and associated ship, rail and trading facilities, and have a total cost in excess of US $40 million. The Braithwaite terminal is expected to become operational in early June 2001. In 2000, SNTG purchased the land and made progress payments on the terminal in Braithwaite, Louisiana.

    During 2000, SNTG also made progress payments on newbuildings under construction, and final payments on the delivery of six newbuildings.

    On December 7, 1999, Stolt Offshore completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by Stolt Offshore. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. The total purchase price was $36 million.

    On December 16, 1999, Stolt Offshore acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe (GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A). The remaining 45% was acquired on February 4, 2000. The total purchase price was $350 million.

    In connection with the ETPM acquisition, Stolt Offshore also entered into a hire purchase arrangement for two ships owned by GTM, the SEAWAY POLARIS and the DLB 801, with an early purchase option after two years. The net present value of this arrangement at acquisition date was approximately $32 million and as at April 30, 2001 stood at approximately $24 million.

    In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide internet-based logistics software for the chemical and other bulk material industries. PrimeSupplier Ltd. ("PSL") was established to provide an internet-based total marine procurement system which will make available all products and services needed for marine operations.

    In June 2000, SSF purchased the remaining 49% of Ocean Horizons SA that it did not own. Ocean Horizons was a producer of Atlantic salmon in Chile.

    In September 2000, SSF purchased Rokerji La Couronne NV, a smoker and processor of salmon and other seafood products.

    Also, in September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia.

    In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna, for a total consideration of approximately $30 million.

    On February 28, 2001, the Company sold a minority stake in Optimum Logistics to Aspen Technology Inc., a global provider of intelligent decision--support and e-business solutions for process industries. This marks a significant milestone in the plan to bring strategic partners into Optimum Logistics.

    On March 6, 2001, at an extraordinary general meeting of shareholders, the Company's share reclassification was approved, effective as of the beginning of the trading day, March 7, 2001. Under the reclassification, the outstanding non-voting Class B Shares were reclassified as Common Shares on a one-for-one basis.

    On March 30, 2001, Stolt Offshore entered into an agreement that allowed it to obtain a controlling interest in the Houston based Paragon Engineering Services ("PES") and has subsequently established a new company, Paragon Europe. Stolt Offshore expects that this acquisition will further broaden its range of engineering skills and enable Stolt Offshore to undertake all of the engineering required on many of the large engineering, procurement, installation and commission contracts that are expected to come into the market in the next few years. Stolt Offshore paid $4.1 million upon conclusion of the sale agreement and is expected to outlay a further $5.0 million by December 31, 2001. Stolt Offshore has a part-contingent, part-actual obligation to pay out a further minimum $12.1 million. This sum could decrease dependent upon the performance of PES, as measured by an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple factor.

    In May 2001, PSL entered into an agreement with OneSea.com Inc. to merge their respective businesses. The Company will hold a controlling interest in PSL, which will be renamed SeaSupplier Ltd., and which will have offices in London, Oslo, Houston, Singapore, Piraeus, and Bermuda.

CAPITAL EXPENDITURES

    Capital asset expenditures by business over the last three years is summarized below. There were no significant divestitures during the three year period.

                                                       2000           1999           1998
                                                     --------       --------       --------
                                                                 (IN MILLIONS)
SNTG:
Tankers............................................    $150           $175          $ 206
Tankers Containers.................................      27              9             20
Terminals..........................................      29              7             16
                                                       ----           ----          -----
    Total SNTG.....................................     206            191            242
Stolt Offshore.....................................      62             91            123
Stolt Sea Farm.....................................      12             21             14
Corporate and Other................................       6             --             --
                                                       ----           ----          -----
    Total SNSA.....................................    $286           $303          $ 379
                                                       ====           ====          =====

    In addition, the cash costs of acquisition of subsidiaries, net of cash acquired, amounted to $120 million, $22 million and $218 million in 2000, 1999 and 1998, respectively. These amounts exclude non-cash costs for acquisitions of $265 million in 2000 and $9 million in 1999.

ASSET DISPOSITIONS

    In 2000, proceeds from the sale of assets were $72 million including
$50 million for tank containers that were leased back and $19 million for Stolt Offshore. In 1999, proceeds from the sale of assets were $119 million including $56 million for sale of ships and $52 million for tank container sales. In 1998, proceeds from the sale of assets were $58 million for the sale of ships and other assets.

BUSINESS OVERVIEW

GENERAL

    Stolt is a holding company which, through its subsidiaries, is engaged in: the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids; subsea services covering all phases of offshore oil and gas operations from exploration to decommissioning; and aquaculture; the production, marketing, and distribution of farmed fish. Stolt also has two Internet-based e-commerce businesses, one focused on bulk logistics; the other on procurement for ship owners and operators.

DESCRIPTION OF BUSINESS SEGMENTS

STOLT-NIELSEN TRANSPORTATION GROUP

    The transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), which represented approximately 43% of the Company's 2000 net operating revenue, approximately 87% of 2000 income from operations, and approximately 54% of total assets as of November 30, 2000.

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

    PARCEL TANKER OPERATIONS

    SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from the Group's first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI subsequently changed its name to Stolt- Nielsen Transportation Group Ltd. SNTG is one of the largest operators of parcel tankers in the world. As of March 31, 2001, SNTG marketed a fleet of 142 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 46,000 deadweight tons ("dwt") (of which 79 were over 10,000 dwt), and totaling approximately 2.5 million dwt.

    The parcel tanker industry occupies a market niche in the worldwide tanker trade and represents only about 5% of the dwt of the international tanker fleet. Unlike crude oil tankers which generally load a full cargo at one port for one customer and discharge at one destination, parcel tankers, as the name implies, carry many cargoes (as many as 58 parcels) for many customers on the same voyage and load and discharge cargo at many ports. A parcel tanker may carry a wide range of bulk liquids shipped in parcels of several hundred to several thousand tons each.

    To facilitate handling of the diverse range of products carried by parcel tankers, the fleet is comprised of highly specialized ships. SNTG's sophisticated intercontinental parcel tankers typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than for equivalently-sized product tankers.

    SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These patterns result in high load factors, with ships seldom sailing without cargo.

    SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS" or "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The Joint Service participants include affiliates and non-affiliates of the Company. This fleet currently is comprised of 74 parcel tankers totaling approximately 2.2 million dwt. Of these, SNTG owns 44 ships and time-charters two ships for participation in the STJS.

    The Joint Service operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt", 50%-owned by the Company), three ships owned by Rederi AB Sunship, two ships owned by Barton Partner Limited, five ships owned by Bibby Pool Partner Limited and two ships owned by Unicorn Lines (Pty) Limited. The STJS currently has an additional nine tankers on time-charter through its agent Stolt Tankers Inc. ("STI").

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

    SNTG also operates tankers in six regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific
Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Europe Service ("SNIES") operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service ("SNITS") currently operates 37 inland tankers on the River Rhine and the adjacent Rotterdam Antwerp waterways.

    SNTG manages all of its owned ships and employs its own seafarers. For its shipowning activities SNTG has secured International Ship Management Association ("ISMA") Quality Assurance System certification, which includes International Standards Organization ("ISO") 9002 and International Safety Management ("ISM") certifications. SNTG has also secured ISO 9002 certification for its chartering and operations activities worldwide.

    SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers. In some markets third-party brokers support this effort. SNTG's top ten tanker customers and top ten products accounted for 33% and 28%, respectively, of the total SNTG deep sea tanker revenue in 2000.

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

    TANK CONTAINER OPERATIONS

    The emergence of liquid tank containers as a means of transporting bulk liquids such as chemicals and oils dates back to the early 1970s. Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames, with the same outside dimensions as 20 foot dry box containers. They carry 17,000 to 24,000 liters of bulk liquids (16 to 20 tons, depending upon the specific gravity of the product). This compares to the smallest compartment in a parcel tanker which carries approximately 100,000 liters of bulk liquid. Tank containers are fully intermodal and are transported on container ships, rail cars, and trucks owned by others.

    SNTG is the largest door-to-door operator in the tank container market. SNTG's tank container operations specialize in smaller lot shipments of bulk liquid products. These are primarily operated for door-to-door shipments. SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly- manufactured tank containers and through acquisitions.

    Shipments in the year 2000 increased from the downturn encountered in 1999. Increases were primarily the result of improved demand in three main operating regions of Asia Pacific, Europe and the United States. Shipment levels in 2001 continue to reflect improved demand particularly from the United States and Asia. The slowing economy in the U.S. has reduced shipments from both Europe and Asia to the United States. As of April 30, 2001, SNTG controls a fleet of approximately 15,350 tank containers of which approximately 9,300 are owned and 6,050 are tank containers that are leased in or managed for customers.

    SNTG specializes in offering door-to-door tank container transportation services, making all transportation arrangements from origin to destination on behalf of the shipper. SNTG is one of the largest operators in the door-to-door business, deploying approximately 13,150 tank containers in all major worldwide markets. In addition, approximately 2,200 tank containers are managed on behalf of customers. Until February 1999, SNTG also operated a leasing division, which leased tank containers to shippers who wish to operate their own containers. On February 12, 1999, the 2,830 tank containers in the leasing division were sold to TransAmerica Leasing Inc. Since 1999, SNTG has had a net addition of 1,200 tank containers to its fleet, in addition to the remaining commitment for the purchase of 400 new tanks.

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

    TERMINAL OPERATIONS

    SNTG has interests in, investments in or alliances with eleven bulk liquid storage terminals. SNTG's terminals offer storage services and consolidate inland waterway and land transportation for more efficient operation and better customer service. SNTG owns and operates three tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately 5.1 million barrels of liquid storage. SNTG is in the final stages of construction of a fourth tank storage terminal in the U.S., to be located in Braithwaite, Louisiana with a projected storage capacity of approximately 0.8 million barrels of liquid storage and associated ship, rail and trading facilities at a total cost in excess of $40 million. The Braithwaite terminal will become operational in early June 2001. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and for third parties.

    SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 3.8 million barrels: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Terminal Holdings Ltd., a publicly-traded company listed on the Singapore Stock Exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong II Tank Terminal which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of Vopak pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port.

    The following table contains information on SNTG's terminals:

STORAGE LOCATION                        % HOLDING   YEAR ACQUIRED   CAPACITY (BARRELS)
----------------                        ---------   -------------   ------------------
Perth Amboy, New Jersey...............     100%     1983                2,258,400
Houston, Texas........................     100%     1982                1,731,500
Chicago, Illinois.....................     100%     1975                  741,100
Santos, Brazil........................     100%     1982                  349,400
                                                                        ---------
    Sub Total.........................                                  5,080,400
                                                                        ---------

Joint Ventures
  Westport, Malaysia..................      40%     1998                  224,900
  Kuantan, Malaysia...................      10%     1999                  237,800
  Shenzen, China......................      26%     1998-2000             641,200
  Shanghai, China.....................      26%     1998-2000             417,100
  Ulsan, South Korea..................      50%     1999                2,252,300
                                                                        ---------
    Sub Total.........................                                  3,773,300
                                                                        ---------
    Total.............................                                  8,853,700
                                                                        =========

    SNTG obtained ISO 9002 certification for its terminal business systems in Houston, Chicago, Perth Amboy, and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

    SNTG also operates a fleet of 347 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

STOLT OFFSHORE

    The offshore contracting business is carried out through Stolt Offshore S.A. ("Stolt Offshore"), (formerly named Stolt Comex Seaway S.A.) a subsidiary in which the Company currently holds a 53% economic interest and a 61% voting interest. Stolt Offshore was formed by the Company through the acquisitions of Stolt-Nielsen Seaway A/S ("Seaway") in March 1992 and Comex Services S.A. ("Comex") in June 1992.

    Seaway was founded by Jacob Stolt-Nielsen, the Company's Chairman, in 1973 to provide services for offshore oil and gas exploration and production in the North Sea. Comex, which was founded in 1961, was a leading worldwide underwater services contractor with a strong presence in major offshore markets outside the U.S. Stolt Offshore completed an initial public offering in May 1993 and secondary offerings in March and November 1997.

    Stolt Offshore is one of the largest offshore services contractors in the world, providing technologically sophisticated offshore engineering, flowline and pipeline lay, subsea construction, inspection, maintenance, and repair services to its customers in the offshore oil and gas industry. Stolt Offshore develops and applies innovative and cost-efficient offshore techniques that address the evolving technical needs of oil and gas companies that are increasingly developing oil and gas fields in deeper and more demanding offshore environments. Stolt Offshore has operated in more than 60 countries worldwide and currently operates in over 20 countries. Stolt Offshore's business backlog at April 30, 2001 stands at $1,250 million, of which $683 million is for 2001. This compares to a backlog at April 30, 2000 of $1,100 million, of which $574 million was for 2000.

    The services offered by Stolt Offshore cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, Stolt Offshore provides seabed survey and drilling support services. During the development phase, Stolt Offshore provides, with partners when appropriate, engineering design, component procurement, and installation of offshore equipment, well control umbilicals, flowlines, trunklines and production risers. During the production phase, which may continue for many years, Stolt Offshore inspects, maintains, and repairs platforms, pipelines, flowlines, and subsea equipment. Following the production phase, Stolt Offshore provides field decommissioning services including the removal of offshore structures and subsea equipment.

    Stolt Offshore conducts four principal activities within its regional business segments: Pipelay and Engineering, Procurement, Installation and Commission ("EPIC"), Subsea Construction, Special Projects and Regional Services. Pipelay and EPIC refers to projects involving offshore fields where platforms are part of the infrastructure or where there is a trunkline or a major offshore element of pipeline work. It can also include platform design and fabrication or can include tieback projects where there is a large element of pipelaying or pipeline procurement. Subsea Construction refers to projects where there may be umbilical laying, trenching, flexible flowline laying, jumper installation and hyperbaric welding. Tieback projects which use most of these specific elements but which may include a small element of steel flowline laying are included in the Subsea Construction category. Special Projects are large or complex offshore projects where Stolt Offshore has some influence over the field architecture and could include design, engineering, offshore structures, floating production storage and offloading ships and very deep water. These projects may include complex commercial and contracting strategies. Regional Services tend to be local business projects which can be supported by Regional departments. They can include engineering studies; drill support; or inspection, repair and maintenance operations, shallow water pipelay, for example.

    In addition to its main product lines, Stolt Offshore offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship, STANISLAV

YUDIN, chartered from Stolt Offshore's joint venture partner
Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil. Stolt Offshore also manufactures flexible flowlines and dynamic flexible risers through the joint venture company NKT Flexibles I/S.

    The remainder of the joint ventures in which Stolt Offshore has an interest have been entered into on a project- specific basis to enhance the range of services provided to the customer. In these joint ventures, Stolt Offshore will typically have interests ranging from 22% to 55%.

    Stolt Offshore operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of Stolt Offshore's subsea activities are performed. Stolt Offshore owns or charters a fleet consisting of 4 flexible flowline and umbilical lay ships, 9 construction support ships, 5 survey, inspection, repair and maintenance ships, 12 construction ships, 7 heavy lift ships and barges, 100 ROVs, and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a subsea construction ship, and continuous investment in new ROV technology and construction equipment. Stolt Offshore also took over the long-term lease on the DISCOVERY, a multipurpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    During 1999, Stolt Offshore entered into a long-term charter for the NTL 900 a derrick/lay barge. In addition, the SEAWAY KINGFISHER, a diverless inspection, repair and maintenance ship, was introduced into the North Sea market at the end of August 1998.

    On December 7, 1999, Stolt Offshore completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by Stolt Offshore. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. Stolt Offshore issued
1.8 million Stolt Offshore Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36 million.

    On December 16, 1999, Stolt Offshore acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A. The remaining 45% was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6.1 million Stolt Offshore Class A shares at a maximum guaranteed price of $18.50 per share, giving a value of $113.6 million; and acquisition costs of $3.4 million. Stolt Offshore also entered into a hire purchase arrangement for two ships owned by GTM, the SEAWAY POLARIS and the DLB 801, with an early purchase option after two years. The net present value by of this arrangement at the date of acquisition was $32.0 million. In addition, Stolt Offshore assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million.

    On August 18, 1998, Stolt Offshore acquired the Ceanic Corporation for a cash purchase price of approximately $218.9 million, including transaction costs. The transaction has been accounted for under the purchase method of accounting. The purchase price generated goodwill of approximately
$114.8 million at November 30, 1998. This was adjusted during 1999 to $122.1 million. The adjustment reflects a reassessment of the value of certain intangible assets within Ceanic and their related deferred tax liabilities. The goodwill is being amortized on a straight-line basis over 25 years.

    The Company realized, in the first quarter of 2000, a nonrecurring, non-operating gain of $32.5 million from the dilution of its interest in Stolt Offshore as a result of the Stolt Offshore Class A shares issued as consideration to GTM and NKT Holdings A/S.

    The acquisition of ETPM also gives Stolt Offshore access to key assets including one combined heavy lift barge, three lay barges, one flowline lay ship, one construction support ship and two fabrication yards in West Africa. These assets are complimentary to the existing assets of Stolt Offshore with the LB200 holding world records for pipelay in the challenging conditions of the North Sea and the SEAWAY KESTREL (previously named NORLIFT) providing an alternative to the SEAWAY FALCON for pipelay.

STOLT SEA FARM

    Stolt Sea Farm Holdings plc. ("SSF"), wholly-owned by Stolt, produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, tilapia and tuna. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by the Company in late 1991.

    SSF produces, processes, and markets high quality seafood with salmon production sites in Norway, North America, Chile and Scotland; salmon trout production sites in Norway; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

    The aquaculture industry is the fastest growing segment of the food industry with an average annual growth rate of 12% between 1984 and 2000, and overall growth of 39% over the last 3 years. As the world population grows and individuals increasingly seek healthier products like fish, and the supply of wild catch seems to have reached its peak level, the demand for farmed fish is expected to increase. Approximately 85% of SSF's revenue is derived from the sale of Atlantic salmon. The remaining 15% of SSF's revenue is from the other species mentioned above and other seafood products.

    The world's main seafood markets are Asia, North America and Europe. Traditionally, there have been several middle-men between producers and consumers of fresh seafood. The majority of fish farmers are not set up with their own world wide sales and marketing organizations, and these companies will typically sell their fish to an exporter or a domestic wholesaler, which in turn will sell to importers, wholesalers and distributors, which in turn will sell to food service operators and retailers (restaurants and supermarkets). The overall trend in Europe, North America and Asia seems, with a varying degree of speed and concentration, to move towards a consolidation into fewer and larger vertically integrated fish farming companies selling their products more directly to food service operators, restaurant chains and supermarket chains, which in turn, to an increasing degree, are demanding a higher degree of value added and consumer convenient products.

    Of the main competitors in the industry, SSF is one of three currently with a presence in all the four major farming regions- Norway, Chile, Canada and the U.K allowing SSF to supply customers in all major market at competitive prices year round. SSF is the only producer with an in-market sales organization in all major markets. SSF's position in the industry is strengthened by the fact that SSF is one of the main salmon producing companies that has further diversified into farming various new species which offer product cross selling advantages and further earnings opportunities.

    In August 1999, SSF acquired International Aqua Foods Ltd. ("IAF"), a publicly listed company, for approximately $11.0 million and the assumption of $9.2 million in debt. IAF was involved in salmon and tilapia hatchery operations in Canada and the U.S., and salmon and trout farming in Chile. In June 2000, SSF purchased the remaining 49% of Ocean Horizons SA that it did not own. Ocean

Horizons is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

    In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

    In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Statkorn Holdings A/S. The agreement involved SSF acquiring the remaining 49% of the company, while Statkorn acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

    The total consideration for the three aforementioned SSF acquisitions in 2000 was approximately $9 million.

    In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna, for a total consideration of approximately $30 million.

OPTIMUM LOGISTICS

    Optimum Logistics Ltd. ("OLL") was established in Bermuda on December 30, 1999. OLL offers an internet-based logistics system for global supply chain management for companies engaged in the bulk materials industries. OLL connects all participants in a producer's supply chain, such as carriers, terminal operators, receivers, surveyors, and freight forwarders, to a single communication and value added services system. This system, TransLink-TM-("TransLink"), enables OLL's customers to improve the efficiency of their entire supply chains.

    OLL has focused its initial technological development and marketing efforts on the bulk marine segment of the chemicals industry. During 2000, efforts were directed toward the development of logistics products and pilot testing of these products with various chemical producers.

    During 2000, OLL did not generate revenues and incurred operating losses and negative operating cash flow. OLL relied on equity and debt financing from SNTG to fund its operations.

    On February 28, 2001, SNTG sold a minority interest in OLL to Aspen Technology, Inc., a global provider of intelligent decision-support and e-business solutions for process industries.

PRIMESUPPLIER

    In early 2000, the Company established Prime Supplier Ltd. ("PSL"), which offers an Internet-based total marine procurement system which will make available products and services needed for marine operations. The system enables ship operators to electronically select, purchase and arrange delivery for all the ship's needs for consumables, spare parts and other services. PSL employs a proprietary supplier and price database to intelligently manage the procurement process, including transportation.

    During 2000, PSL did not generate revenues and incurred operating losses and negative operating cash flow. PSL relied on equity and debt financing from SNTG to fund its operations.

    In May 2001, PSL entered into an agreement with OneSea.com Inc. to merge their respective businesses. The Company will hold a controlling interest in PSL, which will be renamed SeaSupplier Ltd., and which will have offices in London, Oslo, Houston, Singapore, Piraeus, and Bermuda.

FINANCIAL SUMMARY OF BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of the Company's businesses for the year ended November 30, 2000:

                                             NET               INCOME FROM          IDENTIFIABLE
                                      OPERATING REVENUE        OPERATIONS              ASSETS
                                     -------------------   -------------------   -------------------
                                                             ($ IN MILLIONS)
Stolt-Nielsen Transportation Group
  Tankers..........................  $   692       30%      $  40        44%      $1,612       43%
  Tank Containers..................      224       10%         20        22%         157        4%
  Terminals........................       59        3%         19        21%         262        7%
                                     -------      ---       -----       ---       ------      ---
Subtotal...........................      975       43%         79        87%       2,031       54%
Stolt Offshore.....................      983       43%        (5)       (6)%       1,403       38%
Stolt Sea Farm.....................      311       14%         31        34%         284        8%
Corporate and Others...............       --       --        (14)       (15)%          9       --
                                     -------      ---       -----       ---       ------      ---
  Total............................  $ 2,269      100%      $  91       100%      $3,727      100%
                                     =======      ===       =====       ===       ======      ===

GEOGRAPHIC DISTRIBUTION

    The following table sets out net operating revenue by country for the Company's reportable segments. SNTG net operating revenue is allocated on the basis of the country in which cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. Stolt Offshore net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East.

                                                                      FOR THE YEARS ENDED NOVEMBER 30,
                                                                   --------------------------------------
                                                                     2000           1999           1998
                                                                   --------       --------       --------
                                                                              ($ IN MILLIONS)
NET OPERATING REVENUE:
STOLT-NIELSEN TRANSPORTATION GROUP:
Tankers:
  United States.............................................        $  278         $  272         $  294
  South America.............................................            58             48             46
  Netherlands...............................................            47             43             40
  Other Europe..............................................           105            100            110
  Malaysia..................................................            54             44             47
  Other Asia................................................           118            110            138
  Other.....................................................            85             54             41
Less commissions, sublet costs, transshipment and barging
  expenses..................................................           (53)           (53)           (58)
                                                                    ------         ------         ------
                                                                       692            618            658
                                                                    ======         ======         ======

                                                                      FOR THE YEARS ENDED NOVEMBER 30,
                                                                   --------------------------------------
                                                                     2000           1999           1998
                                                                   --------       --------       --------
                                                                              ($ IN MILLIONS)
Tank Containers:
  United States.............................................            80             73             76
  South America.............................................             9              7              8
  France....................................................            23             24             22
  Other Europe..............................................            55             46             54
  Japan.....................................................            16             25             26
  Other Asia................................................            39             30             28
  Other.....................................................             2              1              5
                                                                    ------         ------         ------
                                                                       224            206            219
                                                                    ------         ------         ------
Terminals:
  United States.............................................            52             49             48
  Brazil....................................................             7              6              6
                                                                    ------         ------         ------
                                                                        59             55             54
                                                                    ------         ------         ------
  Total SNTG................................................           975            879            931
                                                                    ------         ------         ------
STOLT OFFSHORE:
  Asia Pacific..............................................            40             43             38
  North America.............................................           122            156             65
  Norway....................................................           199            165             98
  SEAME.....................................................           445             57             56
  South America.............................................            53             56             57
  United Kingdom............................................           124            162            335
  Other Corporate...........................................            --              2              1
                                                                    ------         ------         ------
  Total Stolt Offshore......................................           983            641            650
                                                                    ------         ------         ------
STOLT SEA FARM:
  United States.............................................           118            104             79
  Canada....................................................            16             14              9
  United Kingdom............................................            13             21             12
  Norway....................................................            52             11             10
  Spain.....................................................            10             12             12
  Japan.....................................................            70             48             41
  Others, net...............................................            32             51             53
                                                                    ------         ------         ------
  Total Stolt Sea Farm......................................           311            261            216
                                                                    ------         ------         ------
  Total.....................................................        $2,269         $1,781         $1,797
                                                                    ======         ======         ======

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

    In 1994, SNTG embarked on a new building program to construct 25 new parcel tankers (of which one ship was cancelled) designed to meet increasing demand for its transportation services and to replace the first generation of purpose-built parcel tankers built in the early to mid-1970s. The ships in the newbuilding program have greater capacity than the units they have replaced and introduce a series of features to increase operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers.

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

STOLT OFFSHORE

    Stolt Offshore's strategy is to enhance its position as a full-service offshore contractor providing technologically advanced and cost effective life-of-field offshore services to its customers. With the recent merger activities among the major oil companies it is clear that they are now looking for contractors with a greater range of assets and technologies and who are able to offer them a worldwide service for both new construction and field maintenance services.

    Stolt Offshore's December 1999 acquisition of ETPM enables Stolt Offshore to offer a much wider range of engineering and pipelay services and also to provide fixed or floating production platforms. Stolt Offshore is therefore able to supply a complete field development solution for the first time. This increased capability and capacity has given Stolt Offshore a much stronger presence in West Africa as it can now undertake larger pipelay and EPIC projects.

    Different operators require differing scopes of service in the various regions of the world. Stolt Offshore now has the ability to offer a complete EPIC contracting service, from wellhead to production platform or to undertake any part of the engineering and installation package that may be required by individual operators.

STOLT SEA FARM

    SSF's mission is to position itself as a world leading seafood company; by capitalizing on the potential of aquaculture world-wide, through the long term development of new species and new farming technologies; by adding value to its products through further processing into convenient "ready-to-eat" products; and by building its own global sales network, close to its customers, making STERLING and PRODEMAR branded seafood products conveniently available to the consumer. In its strategy, Stolt Sea Farm emphasizes scale as well as decentralized farming operations, the importance of being fully integrated along the value chain, and the importance of having both a strong local presence in all the major markets and a production platform in all the four major production regions. Stolt Sea Farm focuses on spearheading research and development and taking a position with branded seafood products in several new species.

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

    OPA '90 has made liability insurance more expensive for shipowners and ship operators and has also caused insurers to consider reducing available liability coverage, although this has not yet occurred. See "Other Matters--Insurance" in this Item 4.

STOLT OFFSHORE

    Stolt Offshore's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, Stolt Offshore is required by various governmental and other regulatory agencies to obtain certain permits, licenses, and certificates with respect to its equipment and operations. The kinds of permits, licenses, and certificates required in the operations of Stolt Offshore depend upon a number of factors. Stolt Offshore believes that it has or can readily obtain all permits, licenses, and certificates necessary to conduct its operations. Some countries require that Stolt Offshore enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

    Stolt Offshore's operations are affected from time-to-time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations, and economics are affected by price control, tax, and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect Stolt Offshore's operations and those of its customers.

STOLT SEA FARM

    SSF is subject to the laws and regulations of the individual countries, including Norway, Canada, the U.S., Chile and Australia, in which its operations are situated which strictly regulate various aspects of its operations. The hatcheries, the ongrowing sites, and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF's products in various markets around the world.

    In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers, in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government in July 1997 reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime.

    In July 1998, the U.S. Department of Commerce imposed duties on imports of fresh Atlantic salmon from Chile into the U.S. Eicosal, a 12.5% owned joint-venture partner, suffered the highest duty rate of 10.69%. On the first administrative review for the period July 1998 to June 1999, Eicosal's duty was reduced to DE MINIMIS and subsequently they now enjoy a zero duty. If the administrative reviews for 1999-2000 and 2000-2001 also find DE MINIMIS for Eicosal, their duty rate will remain permanently at zero. Ocean Horizons, a 100% owned Chilean salmon farming subsidiary, was too small in size to be selected by the U.S. Department of Commerce for review, and is subject to an average duty rate of 4.57%.

    All species of sturgeon have now been added to Appendix II of the Convention on International Trade in Endangered Species of Wild Fauna and Flora ("CITES"). As a result, all international trade of sturgeon and caviar is now regulated, and all imports require proper documentation. While this does not affect the sale of SSF California's products within the U.S., it does mean that exports from the U.S. require proper license documentation. We have been working with the U.S. government to obtain the necessary documents and now have the procedures in place to allow export.

COMPETITION

STOLT-NIELSEN TRANSPORTATION GROUP

    The market for the integrated transportation and logistics services provided by SNTG is in its infancy. In providing such services, SNTG competes primarily with a few other large terminal and transport companies who are developing such services. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market is divided into two segments, deep-sea and intra-regional coastal, which depend on the routes and ships employed. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines which operate tank containers. SNTG's terminal operations compete primarily with other independent terminal companies. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled. Corporations such as Vopak that own and operate terminals on a worldwide basis own many of the competing terminals.

STOLT OFFSHORE

    The offshore contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although Stolt Offshore believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record, and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Stolt Offshore's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, Stolt Offshore may from time-to-time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    Stolt Offshore believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. Competition across all main product lines is limited to Stolt Offshore and two competitors, Coflexip Stena Offshore and Rockwater, a subsidiary of Brown and Root, itself a division of Halliburton. Stolt Offshore is subject to intense competition from these offshore contractors. In certain geographical regions, and in certain product lines, Stolt Offshore also competes with J. Ray McDermott Inc., Global Industries Limited and DSND. Stolt Offshore also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

STOLT SEA FARM

    SSF competes with other producers of farmed seafood and with suppliers of wild catch and other species of fish. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, U.K., and Irish producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, SSF competes with importers and producers of farmed and wild fish. The turbot production in Spain competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

INSURANCE

    The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and Stolt Offshore is currently covered by hull and machinery insurance in the aggregate amount of $3.6 billion. Marine liabilities, which may be incurred through the operation of SNTG's and Stolt Offshore's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately
$4.25 billion per incident except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities are insured up to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

PRINCIPAL OPERATING SUBSIDIARIES

    As of November 30, 2000, the principal operating subsidiaries of the Company are as follows:

                                                     COUNTRY OF                %
                                                   INCORPORATION          SHAREHOLDING
                                                  ----------------       --------------
Stolt-Nielsen Transportation Group Ltd.           Liberia                100
Stolt-Nielsen Transportation Group Ltd.           Bermuda                100
Stolt-Nielsen Transportation Group Inc.           USA                    100
Stolt-Nielsen Transportation Group B.V.           Netherlands            100
Stolt-Nielsen Transportation Group AG             Switzerland            100
Stolt Tankers Inc.                                Liberia                100
Stolt General Product Tankers Inc.                Liberia                100
SBT Services Ltd.                                 Bermuda                100
Anthony Radcliffe Steamship Company Limited       England                100
Stolt-Nielsen Inter Europe Service Inc.           Liberia                100
Stolt-Nielsen Inter European Service B.V.         Netherlands            100
Stolt-Nielsen Inter Asia Service Inc.             Liberia                100
Stolt-Nielsen Inland Tanker Service B.V.          Netherlands            100
Stolt-Nielsen Indian Ocean and Middle
  East Service Ltd.                               Bermuda                100
Stolthaven Perth Amboy Inc.                       USA                    100
Stolthaven Chicago Inc.                           USA                    100
Stolthaven Houston Inc.                           USA                    100
Stolthaven (Santos) Ltda.                         Brazil                 100
Stolt Tank Containers Leasing Ltd.                Bermuda                100
Stolt-Nielsen Transportation Group Limited        England                100
Stolt-Nielsen Transportation Group S.A.           France                 100
Stolt Container Terminal Pte. Ltd.                Singapore              100
Stolt Container Terminal Co. Ltd.                 Taiwan                 90
Stolt Sea Farm A/S                                Norway                 100
Stolt Sea Farm Inc.                               USA                    100
Stolt Sea Farm Ltd.                               Scotland               100
Stolt Sea Farm S.A.                               Spain                  100
Stolt Sea Farm Inc.                               Canada                 100
Stolt Offshore S.A.                               Luxembourg             53 (economic)
                                                                         61 (voting)
Stolt Comex Seaway B.V.                           Netherlands            53
Stolt Comex Seaway S.A.                           France                 53
Stolt Offshore Inc.                               USA                    53
Stolt Offshore S.A.                               Brazil                 53
Stolt Offshore A/S                                Norway                 53
Stolt Offshore Ltd.                               Scotland               53
Stolt Offshore S.A.                               France                 53
SCS Shipping Ltd.                                 Isle of Man            53

PROPERTY, PLANT AND EQUIPMENT

STOLT-NIELSEN TRANSPORTATION GROUP

    The following table describes the parcel tankers that are operated by SNTG, both within and outside STJS. It also includes ships that are leased or time-chartered. (See notes to table below pertaining to ownership and registry.)

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              AS OF MARCH 31, 2001

                                            YEAR          DWT
                                           BUILT     (METRIC TONS)       OWNERSHIP(1)        REGISTRY
                                          --------   -------------   --------------------  ------------
STOLT INNOVATION CLASS
  Stolt Capability......................    1998          37,000     NYK Stolt             Liberian
  Stolt Efficiency......................    1998          37,000     Company               Cayman
  Stolt Inspiration.....................    1997          37,000     Company               Cayman
  Stolt Creativity......................    1997          37,000     Company               Cayman
  Stolt Invention.......................    1997          37,000     NYK Stolt             Liberian
  Stolt Confidence......................    1996          37,000     Company               Cayman
  Stolt Innovation......................    1996          37,000     Company               Cayman
  Stolt Concept.........................    1999          37,000     Company               Cayman
  Stolt Effort..........................    1999          37,000     Company               Cayman

STOLT ACHIEVEMENT CLASS
  Stolt Achievement.....................    1999          37,000     Company               Cayman

STOLT HELLULAND CLASS
  Stolt Vinland.........................    1992          29,999     Company               Liberian
  Stolt Vestland........................    1992          29,999     Company               Liberian
  Stolt Helluland.......................    1991          29,999     Company               Liberian
  Stolt Markland........................    1991          29,999     Company               Liberian

STOLT SAPPHIRE CLASS
  Stolt Jade............................    1986          38,746     Company               Cayman
  Stolt Aquamarine......................    1986          38,746     Company               Cayman
  Stolt Topaz...........................    1986          38,720     Company               Cayman
  Stolt Emerald.........................    1986          38,720     Company               Cayman
  Stolt Sapphire........................    1986          38,746     NYK Stolt             Liberian

STOLT FALCON CLASS
  Stolt Eagle...........................    1980          37,082     Company               Liberian
  Stolt Condor..........................    1979          37,200     Company               Liberian
  Stolt Heron...........................    1979          37,075     Company               Liberian
  Stolt Hawk............................    1978          37,080     Company               Liberian
  Stolt Osprey..........................    1978          37,080     Company               Liberian
  Stolt Falcon..........................    1978          37,200     Company               Liberian

STOLT PRIDE CLASS
  Stolt Excellence......................    1979          32,093     Company               Liberian
  Stolt Loyalty.........................    1978          32,091     Company               Liberian
  Stolt Tenacity........................    1978          32,093     Company               Liberian
  Stolt Integrity.......................    1977          32,057     Company               Liberian
  Stolt Sincerity.......................    1976          31,942     Company               Liberian
  Stolt Pride...........................    1976          31,942     Company               Liberian

                                            YEAR          DWT
                                           BUILT     (METRIC TONS)       OWNERSHIP(1)        REGISTRY
                                          --------   -------------   --------------------  ------------
STOLT AVANCE CLASS
  Stolt Avenir..........................    1978          23,275     Company               Liberian
  Stolt Avance..........................    1977          23,648     Company               Liberian

STOLT SEA CLASS
  Stolt Sea.............................    1999          22,500     Company               Cayman
  Stolt Sun.............................    2000          22,210     Company               Cayman
  Stolt Span............................    1999          22,460     NYK Stolt             Liberian
  Stolt Surf............................    2000          23,672     Company               Cayman
  Stolt Stream..........................    2000          22,917     Company               Cayman
  Stolt Spray...........................    2000          22,460     Company               Cayman

SUPERFLEX CLASS
  Stolt Guardian........................    1983          39,726     Company               Liberian
  Sun Sapphire..........................    1994          40,160     Sunship AB            Liberian
  Star Sapphire.........................    1992          40,160     Sunship AB            Liberian
  Blue Sapphire.........................    1991          40,153     Sunship AB            Liberian
  Hyde Park.............................    1982          39,015     T/C by Company        Liberian
  Stolt Protector.......................    1983          39,782     Company               Liberian
  Moon Sapphire.........................    1983          39,742     T/C by STJS           Liberian
  Kenwood Park..........................    1982          39,015     T/C by Company        Liberian
  Red Sapphire..........................    1982          39,702     T/C by Sunship AB     Liberian
  White Sapphire........................    1980          39,702     T/C by Sunship AB     Liberian

"V" CLASS
  Stolt Victor..........................    1977          30,899     Company               Liberian
  Stolt Viking..........................    1978          30,892     Company               Liberian

STOLT ASPIRATION CLASS
  Stolt Aspiration......................    1987          12,219     NYK Stolt             Panamanian
  Stolt Alliance........................    1985          12,674     NYK Stolt             Panamanian
  Stolt Taurus..........................    1985          12,749     Company               Liberian
  Stolt Titan...........................    1985          12,691     Company               Liberian
  Stolt Trader..........................    1995          12,458     Bibby                 Panamanian
  Stolt Infra...........................    1985          12,734     Barton                Panamanian
  Herefordshire.........................    1985          12,721     Bibby                 Panamanian
  Stolt Cornwall........................    1985          12,749     Bibby                 Panamanian
  Stolt Sakra...........................    1984          12,775     Company               Liberian
  Stolt Accord..........................    1982          12,467     NYK Stolt             Liberian

TROJAN CLASS
  Stolt Trojan..........................    1996          15,313     Barton                Panamanian

TRIUMPH CLASS
  Stolt Kent............................    1998          19,300     Bibby                 Isle of Man
  Botany Triumph........................    1997          19,299     Bibby                 Panamanian

                                            YEAR          DWT
                                           BUILT     (METRIC TONS)       OWNERSHIP(1)        REGISTRY
                                          --------   -------------   --------------------  ------------
NTOMBI CLASS
  Stolt Ntaba...........................    1991          13,946     Unicorn               Panamanian
  Ntombi................................    1990          13,947     Unicorn               Panamanian

OTHER PARCEL TANKERS
  Stolt Hikawa..........................    1992           8,080     Company               Liberian
  Stolt Egret...........................    1992           5,758     Company               Cayman
  Leopard...............................    1985          44,979     T/C by STJS           Luxemburg
  Tiger.................................    1985          44,979     T/C by STJS           Luxemburg
  Panther...............................    1985          44,979     T/C by STJS           Cayman
  Chemical Trader.......................    1981          45,881     T/C by STJS           USA
  Chemical Explorer.....................    1981          45,881     T/C by STJS           USA
  Luctor................................    1991          40,349     T/C by STJS           Singapore

TOTAL IN STJS
(74 ships)..............................               2,229,627

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              AS OF MARCH 31, 2001

                                  YEAR           DWT
                                  BUILT     (METRIC TONS)         OWNERSHIP(1)           REGISTRY
                                ---------   -------------   ------------------------  ---------------
STOLT-NIELSEN INTER-EUROPE
  SERVICE
  Stolt Shearwater............       1998         5,498     Company                   Cayman Islands
  Stolt Kittiwake.............       1993         4,729     Company                   Cayman Islands
  Stolt Guillemott............       1993         4,709     Company                   Cayman Islands
  Stolt Cormorant.............       1999         5,498     Company                   Cayman Islands
  Stolt Kestrel...............       1992         5,758     Company                   Cayman Islands
  Stolt Petrel................       1992         4,794     Company                   Cayman Islands
  Stolt Tern..................       1991         4,794     Company                   Cayman Islands
  Stolt Dipper................       1992         4,794     Company                   Cayman Islands
  Stolt Kite..................       1992         4,794     Company                   Cayman Islands
  Stolt Puffin................       1993         5,758     Company                   Cayman Islands
  Stolt Fulmar................       2000         5,498     Company                   Cayman Islands

STOLT NIELSEN INTER-ASIA
SERVICE
  Stolt Avocet................       1992         5,758     Company                   Cayman Islands

                                  YEAR           DWT
                                  BUILT     (METRIC TONS)         OWNERSHIP(1)           REGISTRY
                                ---------   -------------   ------------------------  ---------------
STOLT BOTANY TANKER SERVICES
  Botany Tradewind............       1985        12,752     Barton                    Panamanian
  Central Park................       1985         7,132     T/C by STJS               Panamanian
  Botany Treasure.............       1998         8,834     Barton                    Panamanian
  Botany Triton...............       1991         8,080     Barton                    Liberian
  Botany Trust................       1998         8,823     Barton                    Panamanian
  Bruce Park..................       1992        13,940     T/C by STJS               Panamanian
  Sun Emerald.................       1990         7,715     T/C by STJS               Panamanian
  Hibiya Park.................       1990        13,921     T/C by STJS               Panamanian

STOLT NYK ASIA PACIFIC SERVICE
  Stolt Suisen................       1998        11,537     NSSH                      Liberian
  Stolt Botan.................       1998        11,553     NSSH                      Liberian
  Stolt Kikyo.................       1998        11,545     NSSH                      Liberian
  Stolt Azami.................       1997        11,564     NSSH                      Liberian
  Stolt Ayame.................       1991         9,070     NSSH                      Liberian
  Stolt Azalea................       1988         7,582     NSSH                      Liberian
  Stolt Lily..................       1988         7,593     NSSH                      Liberian
  Stolt Magnolia..............       1985         7,132     NSSH                      Panamanian
  Stolt Sunrise...............       1984         6,678     NSSH                      Liberian
  Southern Knight.............       1984         8,599     T/C by SNAPS              Panamanian

STOLT NYK AUSTRALIA
  Stolt Australia.............       1986         9,940     SNAPL                     Australian

STOLT-NIELSEN INLAND TANKER
SERVICE
  Alliantie...................       1999         1,600     T/C by Company            Dutch
  Pax Montana.................       1998         2,408     T/C by Company            Dutch
  Stolt Emden.................  1980/1998         1,388     Company                   German
  Stolt Madrid................       1994         1,560     Company                   Swiss
  Stolt Oslo..................       1994         1,556     Company                   Swiss
  Stolt Prag..................       1994         1,202     Company                   Dutch
  Stolt Waal..................       1993         2,095     Company                   Dutch
  Stolt Somtrans..............       1993         2,408     T/C by Company            Dutch
  Columbia....................       1993         1,605     T/C by Company            Dutch
  Stolt Rom...................       1993         2,156     Company                   Swiss
  Stolt Wien..................       1993         2,157     Company                   Swiss
  Stolt Mosel.................       1992         2,133     Company                   Dutch
  Stolt Main..................       1992         2,124     Company                   Dutch
  Stolt Neckar................       1992         2,095     Company                   Dutch
  Stolt Maas..................       1992         2,096     Company                   Dutch
  Challenger..................       1992         1,605     T/C by Company            Dutch
  Oranje Nassau...............       1992         2,408     T/C by Company            Dutch
  Stolt Hamburg...............       1992         1,283     Company                   Dutch

                                  YEAR           DWT
                                  BUILT     (METRIC TONS)         OWNERSHIP(1)           REGISTRY
                                ---------   -------------   ------------------------  ---------------
  Stolt Basel.................       1992         2,404     Company                   Dutch
  Stolt Lausanne..............       1992         2,359     Company                   Swiss
  Diersbuettel................       1992         2,103     T/C by Company            Swiss
  Stolt Tolerantie............       1999         1,500     T/C by Company            Dutch
  Stolt Paris.................       1991         2,103     Company                   Swiss
  Enterprise..................       1991         1,608     T/C by Company            Dutch
  Stolt Rotterdam.............       1990         1,993     Company                   Dutch
  Turbulentie.................  1986/1990         1,777     Company                   Dutch
  Stolt Koeln.................       1989         1,701     Company                   German
  Stolt Berlin................       1987         3,199     Company                   Swiss
  Reesenbuettel...............       1987         3,153     T/C by Company            Swiss
  Stolt London................       1985         1,335     Company                   Dutch
  Brunsbuettel................       1985         3,000     T/C by Company            Dutch
  Stolt Antwerpen.............       1984         1,600     Company                   Dutch
  Stolt Hoechst...............       1980         1,366     Company                   Swiss
  Thysstad....................       2000         2,500     T/C by Company            Belgian
  Tim.........................       2000         2,452     Company                   Dutch
  Pacific.....................       1963         1,476     T/C by Company            Belgian
  Pegasus.....................       1999         2,494     T/C by Company            Belgian

TOTAL OUTSIDE STJS
  (68 ships)..................                  317,880
GRAND TOTAL
  (142 ships).................                2,547,507

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

"Unicorn" means Unicorn Tankers.

"NSSH" means NYK Stolt Shipholding Inc., which is 50%-owned by the Company.

"SNAPS" means Stolt NYK Asia Pacific Services Inc., which is 50%-owned by the Company.

"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50%-owned by the Company.

(1) Certain of the Company's parcel tankers are subject to ship mortgages. See
    Note 13 to the Company's 2000 Consolidated Financial Statements.

FLEET OF STOLT OFFSHORE

    Stolt Offshore operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of Stolt Offshore's subsea activities are performed. The following table describes Stolt Offshore's major assets, as of April 30, 2001:

                                                                                  LENGTH
                                                    YEAR BUILT/                  OVERALL        OWNED/
NAME                            CAPABILITIES       MAJOR UPGRADE        ROVS     (METERS)     CHARTERED
----                          ----------------  -------------------   --------   --------   --------------
CONSTRUCTION SUPPORT SHIPS
Seaway Harrier..............  Subsea
                              construction      1985                      1         84      Owned(1)
Seaway Hawk.................  Subsea
                              construction      1978                     --         93      Owned(1)
Seaway Osprey...............  Flexible
                              flowline and
                              umbilical lay,
                              accepts coiled
                              tubing,
                              straightener for
                              tubing, stern
                              roller            1984/1992/1996            2        102      Owned(1)
Seaway Eagle................  Flexible
                              flowline lay,
                              multi-purpose
                              subsea
                              construction      1997                      2        140      Owned(1)
Seaway Legend...............  ROV and hardsuit
                              diving support,
                              subsea
                              construction      1985/1998                 2         73      Owned(1)
Discovery...................  Flexible
                              flowline lay,
                              subsea
                              construction      1990                      1        120      Chartered(2)
Seaway Kingfisher...........  Diverless
                              inspection,
                              repair and
                              maintenance       1990/1998                 2         90      Chartered(3)
Stephaniturm................  Diving support,
                              light
                              construction      1978/1994/1995            1         73      Chartered(4)
Seaway Explorer.............  Trenching ship    1984                     --         80      Owned

                                                                                  LENGTH
                                                    YEAR BUILT/                  OVERALL        OWNED/
NAME                            CAPABILITIES       MAJOR UPGRADE        ROVS     (METERS)     CHARTERED
----                          ----------------  -------------------   --------   --------   --------------
FLOWLINE LAY SHIPS
Seaway Condor...............  Flexible
                              flowline and
                              umbilical lay,
                              module handling
                              system,
                              trenching         1982/1994/1999            2        141      Owned(1)
Seaway Falcon...............  Rigid and
                              flexible
                              flowline and
                              umbilical lay     1976/1995/1997            2        162      Owned(1)
Seaway Polaris..............  Deepwater
                              derrick/pipelay
                              barge             1979/1991/1996/1999      --        137      Chartered(5)
Seaway Kestrel..............  Rigid reel lay
                              ship              1976/1991/1995           --         99      Owned

SURVEY / IRM SHIPS
Seaway Commander............  Survey            1967/1982/1988            2         75      Chartered(6)
Seaway Defender.............  ROV and hardsuit
                              diving support,
                              subsea
                              construction      1976                      1         67      Owned(1)
Seaway Pioneer..............  ROV and hardsuit
                              diving support,
                              subsea
                              construction      1966/1996                 1         64      Owned(1)
Seaway Invincible...........  ROV support,
                              subsea
                              construction      1971                     --         71      Owned
Seaway Rover................  ROV support,
                              subsea
                              construction      1966/1972/1983/1991      --         71      Owned

                                                                                  LENGTH
                                                    YEAR BUILT/                  OVERALL        OWNED/
NAME                            CAPABILITIES       MAJOR UPGRADE        ROVS     (METERS)     CHARTERED
----                          ----------------  -------------------   --------   --------   --------------
CONSTRUCTION SHIPS
American Pride..............  Four-point
                              anchor system     1977/1992                --         59      Owned(1)
American Constitution.......  Four-point
                              anchor system,
                              saturation
                              diving, moonpool  1974                     --         64      Owned(1)
American Eagle..............  Four-point
                              anchor system     1976                     --         50      Owned(1)
American Independence.......  Four-point
                              anchor system     1970                     --         52      Owned(1)
American Recovery...........  Tug, diving
                              support           1965/1995                --         43      Owned(1)
American Star...............  Four-point
                              anchor system,
                              saturation
                              diving            1967/1998                --         53      Owned(1)
American Triumph............  Four-point
                              anchor system     1965/1997                --         53      Owned(1)
American Victory............  Four-point
                              anchor system     1976/1997                --         50      Owned(1)
American Liberty............  Four-point
                              anchor system     1974                     --         33      Owned
American Scout..............  Diving support    1978                     --         34      Owned
Pipeline Surveyor...........  Diving support    1965/1996                --         33      Owned
American Diver..............  Diving support    1964                     --         33      Owned

                                                                                  LENGTH
                                                    YEAR BUILT/                  OVERALL        OWNED/
NAME                            CAPABILITIES       MAJOR UPGRADE        ROVS     (METERS)     CHARTERED
----                          ----------------  -------------------   --------   --------   --------------
HEAVY LIFT SHIPS AND BARGES
Stanislav Yudin.............  Heavy lift,
                              2,500-ton crane   1985                     --        183      Chartered(7)
Annette.....................  Pipelay barge,
                              marine
                              construction      1972/1989/1997           --         61      Owned
Arwana......................  Pipelay barge     1998                     --         70      Owned
Jasamarine V (ex Sin Thai
Hin IV).....................  Flat top barge
                              fitted out for
                              inshore diving/
                              construction      1978                     --         55      Owned
CBL 101.....................  Pipelay barge     1977/1984/1997           --         85      Owned
DLB 801.....................  Derrick lay
                              barge             1978/1980/1989           --        107      Chartered(59)
LB 200......................  Lay barge         1975/1996                --        168      Owned

TUGS AND OTHER
DB 1DLB 1...................  Barge             1956                     --         91      Owned
PL 6 VI.....................  Barge             1969                     --         61      Owned
Golek.......................  Transport barge   1983/1992                --         46      Owned
Polka.......................  River tug and
                              anchor handler    1971                     --         12      Owned

------------------------

1.  Subject to mortgage under Stolt Offshore's current credit facilities.

2. Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

3. Chartered from Kingfsher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through December 2013 and with options to purchase.

4. Chartered from Horizon Offshore from March 2000 through March 2001 with options to extend.

5.  Chartered from Groupe GTM through December 2010 with option to purchase.

6. Chartered from DSND shipping A/S through December 2000 with option to extend through December 2001.

7. Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2001 with a possibility for extensions.

OTHER PROPERTIES

    In addition to owned or leased office space, the Company owns or holds under long-term leases the following real property in connection with SNTG:

                                                                              DEBT OUTSTANDING
                                                         OWNED      LEASED    (AS OF 3/31/01)
                                                        --------   --------   ----------------
                                                              (ACRES)              ($000)
Perth Amboy bulk liquid storage terminal..............     155         --         $25,000
Chicago bulk liquid storage terminal..................      --        178           1,925
Houston bulk liquid storage terminal..................     249         --          80,163
New Orleans bulk liquid storage terminal..............     118         --              --
Santos bulk liquid storage terminal...................      14         --           1,504
Singapore tank container depot........................      --          4              --
Rotterdam pier........................................      --          3              --

    STOLT OFFSHORE

    Stolt Offshore owns or holds under long-term leases real estate property as described below:

                                                             WORK OR STORAGE
                                            OFFICE SPACE      SPACE OR LAND
                                           (SQUARE METERS)   (SQUARE METERS)      STATUS
                                           ---------------   ---------------   -------------
Aberdeen, Scotland.......................      12,276            102,095       Owned/Leased
Baku, Azerbaijan.........................          66                 --          Leased
Buenos Aires, Argentina..................         100                 --          Leased
Columbus, Ohio...........................         279              8,614          Leased
Dhahran, Saudi Arabia....................         330                750          Leased
Dundee, Scotland.........................          --              8,234          Leased
East Kalimantan, Indonesia...............          --            190,267          Leased
Houston, Texas...........................       4,208             15,489       Owned/Leased
Jakarta, Indonesia.......................         915                601          Leased
Killingoy, Norway........................          60             11,150          Leased
Kristiansund, Norway.....................         120                800          Leased
Lagos, Nigeria...........................         200                 --          Leased
Lobito, Angola...........................       5,945            554,431          Leased
Luanda, Angola...........................          53                690          Leased
Macae City, Brazil.......................       1,286             10,658       Owned/Leased
Marseille, France........................       1,005                416          Leased
Nanterre, France.........................      13,200                 --          Leased
New Orleans, Louisiana...................         305             56,658          Leased
Oxnard, California.......................         929              6,643          Leased
Perth, Australia.........................       1,456              3,818          Leased
Porth Gentil, Gabon......................         305              5,070          Leased
Port Harcourt, Nigeria...................         400                300          Leased
Port of Fourchon, Louisiana..............         650             74,240          Leased
Port of Iberia, Louisiana................       1,796             95,688          Leased
Rio de Janeiro, Brazil...................         295                 --          Leased

                                                             WORK OR STORAGE
                                            OFFICE SPACE      SPACE OR LAND
                                           (SQUARE METERS)   (SQUARE METERS)      STATUS
                                           ---------------   ---------------   -------------
Rotterdam, The Netherlands...............       1,400             30,000          Leased
Sharjah, United Arab Emirates............       1,579            129,502          Leased
Singapore................................         928              4,606          Leased
Stavanger, Norway........................       6,565                645          Leased
Sunbury, London England..................         616                 --          Leased
Tchengue, Gabon..........................       1,486             60,000          Leased
Teeside, England.........................       1,100             30,000          Leased
Vancouver, Canada........................       1,161                785          Leased
Warri, Nigeria...........................       1,765            222,582          Leased

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

OPERATING RESULTS

    The information included under the caption "Management's Discussion and Analysis" on pages 13 through 21 of the Company's 2000 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 12, 2001 is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

    The information included under the caption "Management's Discussion and Analysis" on pages 13 through 21 of the Company's 2000 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 12, 2001 is incorporated herein by reference.

RESEARCH AND DEVELOPMENT; PATENTS AND LICENSES

    SNTG does not have significant expenditures for research and development.

    Stolt Offshore has a long history of innovation and development of new technologies, which have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include Stolt Offshore's construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals, remote intervention technologies and automated welding systems.

    In 2001, two successful developments are currently being used extensively in water depth of 1,400 meters. These developments are J-Lay tower on the SEAWAY POLARIS and MATIS-TM-, an automatic bolted flange connection system for deepwater pipeline spools. A deepwater pipeline spool is a length of pipe, typically between 20 and 100 meters in length, that connects a subsea pipeline to a structure on the seabed.

    Stolt Offshore has pioneered a variety of welding techniques for offshore construction and repair tasks, which include the application of radial friction welding technology to offshore pipelines and the use of induction heating to enable a high specification weld to be made during a hot tap operation.

    Serimer Dasa, Stolt Offshore's welding technology company, continues to improve welding procedures and equipment to meet the technical demands of both new steels and riser installation techniques. Among the research and development programs currently in progress are the development of high speed welding techniques for large diameter pipelines, the welding of high strength steels, the development of laser welding techniques and a number of studies relating to the fabrication and inspection of steel catenary risers.

    A major problem facing the offshore oil and gas industry is the repair of damaged pipelines in water depths that are too deep for divers as this necessitates the repairing of damaged pipelines by robotic means, which is both time consuming and costly. Stolt Offshore is developing a number of solutions to this problem based on the MATIS-TM- tie-in equipment and the friction stitch welding process. The development of this process will offer significant advantages to subsea pipeline operators who will no longer be required to hold inventories of expensive repair connectors. If these technologies are developed successfully, Stolt Offshore will be able to provide repair services to subsea pipeline customers quickly by using off-the-shelf flange connectors or friction stitch welding.

    The current research and development program of Stolt Offshore also includes elements of architecture of a field development, which includes but is not limited to different type of risers or flowline systems including insulation, coating, buoyancy and conditions monitoring to be offered to customers as part of their infrastructure to produce and transport hydrocarbons in deepwater.

    SSF aims to be at the forefront of the development of new species and technology in the aquaculture industry. Expenditures in research and development include: farming methods, disease control, new equipment, breeding programs, and new species such as halibut and sole.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    Stolt is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of Stolt and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                       AGE*                           POSITION
----                                     --------   ----------------------------------------------------
Jacob Stolt-Nielsen....................     69      Chairman of the Board

Niels G. Stolt-Nielsen.................     36      Director and Chief Executive Officer, Stolt-Nielsen
                                                    S.A. and Stolt Sea Farm

Jacob B. Stolt-Nielsen.................     38      Director and Chief Executive Officer, Prime Supplier

Christer Olsson........................     55      Director

Erling C. Hjort........................     64      Director

Kinichi Hirayama.......................     58      Director

Carroll N. Bjornson....................     71      Director

Christopher J. Wright..................     66      President and Chief Operating Officer

Jan Chr. Engelhardtsen.................     49      Chief Financial Officer

Reginald J. R. Lee.....................     57      Chief Executive Officer, Stolt-Nielsen
                                                    Transportation Group

Bernard Vossier........................     56      Chief Executive Officer, Stolt Offshore

Samuel Cooperman.......................     56      Chief Executive Officer, Optimum Logistics

------------------------

*   As of April 30, 2001.

    Under the terms of Stolt's Articles of Incorporation, its Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been Stolt's practice to elect Directors for one-year terms. Under the Articles of Incorporation, the Board may consist of not fewer than three nor more than nine Directors at any one time. Stolt's Board of Directors currently consists of seven members.

    Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. Mr. Stolt-Nielsen also serves as Chairman of the Board of Directors of Stolt Offshore. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until November 2000.

    Niels G. Stolt-Nielsen has served as a Director of the Company and President of Stolt Sea Farm, since 1996. In November of 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen S.A. Mr. Stolt-Nielsen joined the Company in 1990 in Greenwich, working first as a shipbroker and then as round voyage manager. In 1994 he opened and organized the Company's representative office in Shanghai. He is also a director of Stolt Offshore.

    Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. In 2000 he founded and currently serves as Chief Executive Officer of Prime Supplier Ltd. From October 1992 to March 2000, he was President, Stolthaven Terminals, with responsibility for SNTG's storage business. He joined the Company in 1987 and has served in various positions in Oslo, Singapore, Greenwich, and Houston.

    Mr. Olsson has served as a Director of the Company since 1993. He is Chairman of Wallenius Wilhelmsen Lines A/S. He also serves as President of Walleniusrederierna AB and as a Director of Atlantic Container Line AB, B&N AB, and the Swedish Club.

    Mr. Hjort has served as a Director of the Company since May 1995. He joined the Norwegian law firm of Wikborg, Rein & Co. in Oslo in 1964, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Supreme Court in Norway, and in 1993 he became the Senior Partner in Wikborg, Rein & Co.

    Mr. Hirayama was appointed a Director of the Company in June of 2000. Mr. Hirayama is currently Chairman and Chief Executive Officer of NYK Line (North America) Inc. and Managing Director of NYK Tokyo. He joined NYK Line ("NYK") in 1965.

    Mr. Bjornson has served as a Director of the Company since 1974. He was employed by the Company in a variety of executive capacities from 1963 to 1985. He resigned in 1985 and became Chairman and Chief Executive Officer of Maryland Marine Inc. until its sale in November 1997.

    Mr. Wright has served as President and Chief Operating Officer of the Company since July 1986. Mr. Wright also serves as Deputy Chairman of the Board of Stolt Offshore.

    Mr. Engelhardtsen has served as Chief Financial Officer since 1991. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with the Company since 1974.

    Mr. Lee has served as Chief Executive Officer, Stolt-Nielsen Transportation Group since 2000. Previously, he served as Managing Director of Stolt Tank Containers. He joined the Company in 1981.

    Mr. Vossier was appointed Chief Executive Officer, Stolt Offshore in
May 1995. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

    Mr. Cooperman has served as Chief Executive Officer, Optimum Logistics since 2000. Previously, he served as Chief Executive Officer, Stolt-Nielsen Transportation Group and Chief Executive Officer of Stolt Parcel Tankers Inc. He joined the Company in 1974.

    Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen are the sons of Jacob Stolt- Nielsen.

    Under a Shareholders' Agreement between NYK and an entity controlled by the Stolt-Nielsen family, during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, (or the equivalent thereof after any stock split or recapitalization), such entity shall support NYK's nomination of one person to the Board of Directors of Stolt.

COMPENSATION

    As described above, Stolt does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the seven officers, excluding non-executive directors, performing such executive functions for the Company for the fiscal year ended November 30, 2000 (including profit sharing awards and certain benefits) was $3,590,000. In addition, $69,100 was contributed on behalf of such officers to defined contribution pension plans maintained by the Company and its subsidiaries. During 2000, Stolt executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $87,500 plus expenses.

PROFIT SHARING PLAN

    Stolt has Profit Sharing Plans which pays 10% of the net profits of each of the company's individual businesses (after specified adjustments) to the majority of the employees other than those covered by collective bargaining agreements. Under each such plan, the determination of an employee's individual award is based on performance, salary, and overall contribution to the business. SNTG's and SSF's Profit Sharing Plans are administered by a Compensation Committee appointed by the Stolt Board of Directors. The Stolt Offshore Profit Sharing Plan is administered by a Compensation Committee appointed by Stolt Offshore's Board of Directors. For the fiscal year ended November 30, 2000, no monies were paid by the SNTG and Stolt Offshore Profit Sharing Plans to its officers and employees, while the SSF Profit Sharing program paid $1.2 million of which $160,000 was paid to those officers performing executive and administrative functions.

BOARD PRACTICES

    The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

    The Audit Committee, formed in 1988, meets regularly to review the Company's audit practices and procedures, scope and adequacy of internal controls and related matters, the Company's financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of the Company's auditors, Arthur Andersen LLP ("AALLP"), to review the scope of AALLP's engagement with respect to its audit of the Company's financial statements and to review the recommendations of AALLP arising therefrom. The current members of the Audit Committee are Messrs. Hjort (Chairman), Bjornson and Olsson.

COMPENSATION COMMITTEE

    The Compensation Committee, formed in 1988, reviews and approves salaries for the Company's executive officers, salary parameters for all other staff, profit sharing awards (if any, pursuant to the Company's Profit Sharing Plan) and stock option awards under the Company's Stock Option Plan. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Bjornson and Olsson. Mr. Wright is an EX-OFFICIO member of this Committee.

EMPLOYEES

    The average number of persons employed during the three years ended November 30, 2000 are as follows:

                                                          AVERAGE NUMBER OF EMPLOYEES
                                                   ------------------------------------------
                                                            YEARS ENDED NOVEMBER 30,
                                                   ------------------------------------------
                                                     2000             1999             1998
                                                   --------         --------         --------
Transportation*.............................         4,305           4,080            3,759
Subsea......................................         4,770           4,202            3,313
Seafood.....................................         1,149             916              790
All Other**.................................            44              --               --
                                                    ------           -----            -----
                                                    10,268           9,198            7,862
                                                    ======           =====            =====

------------------------

* Corporate service employees are included within Transportation and related costs are allocated to the other business units based on services provided.

** All Other includes the employees of Optimum Logistics Ltd. and Prime Supplier Ltd. in 2000.

UNIONS

    SNTG employs primarily European senior officers, European and Filipino junior officers and Filipino crew members on its parcel tankers. Twelve SNTG-owned ships are manned by Filipino officers and crew, eleven by Latvian officers and crew and four by Russian officers and crew. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expire on December 31, 2001. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of the Stolt Offshore's employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2001. The Company has not experienced any significant work stoppages and considers its relations with its unionized employees and their unions to be good.

SHARE OWNERSHIP

    Each of the Company's Directors and executive officers, on an individual basis, and all Directors and executive officers as a group beneficially owns less than one percent of the Common Shares outstanding as of April 30, 2001. After consideration of Common Shares receivable upon exercise of employee stock options exercisable within 60 days after April 30, 2001, that are deemed to be beneficially owned at said date, none of the Company's directors and executive officers would own more than one percent of common shares on an individual basis. All Directors and executive officers as a group (12 persons) would own 1.6% of Stolt's Common Shares.

    Reference is made to Item 7.A. "Major Shareholders" for a discussion of Common Shares owned by Fiducia Ltd., which is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and the three members of the Stolt-Nielsen family listed in the above table represent 49.7% of the Common Shares outstanding as of April 30, 2001.

    Stolt has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common Shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common Shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which may be granted under the 1997 Plan are exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan are or will be at an exercise price not less than the fair market value per share at the time the option was or is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by Stolt Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    On March 6, 2001, at an extraordinary general meeting of shareholders, the Company's share reclassification was approved, effective as of the beginning of the trading day, March 7, 2001. Under the reclassification, the outstanding non-voting Class B Shares were reclassified as Common Shares on a one-for-one basis. All Class B Shares issued in connection with the exercise of options will immediately convert to Common Shares upon issuance.

    As of April 30, 2001, options for 2,961,269 Common Shares were outstanding under the Plans. Of this total, options for 710,025 Common Shares were outstanding in accordance with their stated terms to Directors and executive officers of Stolt. The options are exercisable at the respective prices set out below and expire on the dates indicated:

                        NUMBER OF COMMON SHARES
   EXERCISE PRICE        FOR WHICH OUTSTANDING             EXPIRATION DATE
---------------------   -----------------------   ----------------------------------
          $Nil                   304,280          June 2000-December 2005
        12.750                    66,425          December 2002
        17.500                     4,000          August 2003
        15.750                   129,375          December 2003
        19.750                   170,000          December 2004
        25.375                     3,000          June 2005
        28.625                   235,750          December 2005
        17.750                    10,000          July 2006
        16.875                     4,250          September 2006
        17.125                   156,963          December 2006
        17,500                   156,026          December 2006
        22.500                     2,500          August 2007
        22.125                     2,500          August 2007
        20.125                   373,650          December 2007
         9.875                   383,300          December 2008
        11.938                     2,100          April 2009
        14.625                   440,950          December 2009
        20.500                     2,600          October 2010
        17.730                     5,000          December 2010
        14.750                   508,600          December 2010
                              ----------
                               2,961,269
                              ==========

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

    Stolt is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of Stolt.

    Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of Stolt's Common Shares as of April 30, 2001:

              NAME OF BENEFICIAL OWNER OR                NUMBER OF COMMON   PERCENTAGE OF
                   IDENTITY OF GROUP                       SHARES OWNED         CLASS
-------------------------------------------------------  ----------------   -------------
Fiducia Ltd., which is owned by
Trusts of which the Stolt-Nielsen
Family (including Niels G. Stolt-Nielsen and Jacob B.
  Stolt-Nielsen) are Beneficiaries.....................     27,253,129(a)          49.7
Nippon Yusen Kaisha Ltd.
  ("NYK")..............................................      5,500,000             10.0%

------------------------

    (a) Includes aggregate of 247,974 Common Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen.

    All of the 15,639,917 Founder's Shares outstanding as of April 30, 2001 are owned by Mr. Stolt-Nielsen. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 60.8% of Stolt's outstanding voting securities.

    As of April 30, 2001, Stolt-Nielsen Transportation Group Ltd. owned 7,688,810 Common Shares. Under applicable provisions of the Luxembourg Company Law, these shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

    There has been no significant change in the percentage ownership held by the major shareholders listed in the above table during the past three years. Fiducia Ltd.'s percentage ownership has ranged from 49.6% to 49.9% and NYK's percentage ownership has ranged from 10.0% to 10.1% over the past three years.

    As of April 30, 2001, all of the Company's 62,559,671 Common Shares were registered in the Verdipapirsentralen ("VPS") in the names of 1,357 shareholders. Excluding outstanding Common Shares registered in the name of Fiducia Ltd. and Nippon Yusen Ltd. and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 18,179,211.As of April 30, 2001, there was a total of 35,827,239 ADSs registered in the names of 254 shareholders. Of the ADSs, 4,144,833 ADSs were registered in the names of 135 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold the Company's ADSs in street name for individuals, the Company estimates the number of beneficial owners of ADSs is approximately 3,900. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and Nippon Yusen Ltd and treasury ADSs registered in the name of the Stolt-Nielsen Transportation Group Ltd., it is estimated that the free float of ADSs on Nasdaq is 4,186,495.

ITEM 8. FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    The information included under the captions "Report of Independent Public Accountants," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" on pages 22 through 43 of the Company's 2000 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 12, 2001 are incorporated herein by reference.

LEGAL PROCEEDINGS

    The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of Stolt Comex Seaway France and two of its former directors. In addition, a number of former and present employees have brought civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits.

    Some of the proceedings have resulted in judgements. Some of the judgements have been appealed. While the Company believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with Stolt-Nielsen executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    Coflexip S.A. has commenced legal proceedings through a U.K. High Court against three subsidiaries of Stolt Offshore claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court Decision. The Company has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now since been denied. Coflexip S.A. has claimed damages of approximately $14.4 million. Whether or not Coflexip S.A. will seek to increase its claim based on the Appeal Court ruling is unknown. The Company has provided in the Consolidated Financial Statements an amount to cover liability for damages. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    In September 1999, the Company terminated its charter of the ship, TOISA PUMA, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. The arbitration has held that the termination was wrongful. The Company applied for leave to appeal the decision to the High Court, which has been denied. A hearing on the question of leave to appeal is scheduled for late May 2001. The chartershire which would have been due for the terminated charter period is approximately $9.3 million. The owners have an obligation to mitigate losses. Any chartershire the owners have or should have received for the vessel during the period and any reduction in costs which they have or should have realized as a consequence of the termination will reduce the Company's liability. The Company has provided in the financial statements an amount to cover liability for damages. The amount of such liability is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

DIVIDENDS

    The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

CLASS OF STOCK                                  1996       1997       1998       1999       2000
--------------                                --------   --------   --------   --------   --------
Common......................................   $0.250     $0.500     $0.500     $0.375     $0.250
Class B.....................................   $0.250     $0.500     $0.500     $0.375     $0.250
Founder's...................................   $0.005     $0.005     $0.005     $0.005     $0.005

    The 2000 figures represent the interim and final dividend for 1999. An interim dividend for 2000 of $0.125 per Common Share and per Class B Share and $0.005 per Founder's Share was declared on November 9, 2000 and paid on December 20, 2000. On March 7, 2001, all of the Company's outstanding Class B Shares were reclassified into Common Shares. The shareholders at Stolt's Annual General Meeting, held on April 26, 2001, approved a final dividend for 2000 of $0.125 per Common Share which was paid on May 23, 2001 to shareholders of record as of May 7, 2001.

SIGNIFICANT CHANGES

    Except as described in Note 21 to the Consolidated Financial Statements, there have been no significant changes since November 30, 2000.

ITEM 9. THE OFFER AND LISTING.

STOCK TRADING HISTORY

    The following table sets out the range of high and low closing prices for the Company' publicly traded shares for the periods indicated.

COMMON SHARES (NASDAQ)

QUARTERLY FOR THE TWO YEARS ENDED NOVEMBER 30, 2000 AND FOR THE QUARTER
ENDED FEBRUARY 28, 2001                                                   QTR. 1     QTR. 2     QTR. 3     QTR. 4
-----------------------------------------------------------------------  --------   --------   --------   --------
2001
  High.........................................................          $18.000         --         --         --
  Low..........................................................          $15.250         --         --         --
2000
  High.........................................................          $18.750    $22.000    $22.000    $21.000
  Low..........................................................          $11.750    $15.250    $16.063    $17.000
1999
  High.........................................................          $12.750    $14.500    $16.750    $15.875
  Low..........................................................          $ 9.000    $10.500    $12.750    $11.875

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,     2000       1999       1998       1997       1996
----------------------------------------------   --------   --------   --------   --------   --------
  High.........................................  $22.000    $16.750    $22.375    $28.500    $21.500
  Low..........................................  $11.750    $ 9.000     10.375    $16.375    $14.750

CLASS B SHARES (NASDAQ) (ADSS)

QUARTERLY FOR THE TWO YEARS ENDED NOVEMBER 30, 2000 AND FOR THE QUARTER ENDED
FEBRUARY 28, 2001                                                               QTR. 1     QTR. 2     QTR. 3     QTR. 4
-----------------------------------------------------------------------------  --------   --------   --------   --------
2001
  High..............................................................           $17.734         --         --         --
  Low                                                                          $14.750         --         --         --
2000
  High..............................................................           $19.125    $20.500    $25.000    $22.750
  Low-..............................................................           $14.625    $16.250    $16.875    $17.125
1999
  High..............................................................           $12.250    $15.938    $19.250    $18.063
  Low...............................................................           $ 9.875    $11.750    $14.750    $14.375

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,     2000       1999       1998       1997       1996
----------------------------------------------   --------   --------   --------   --------   --------
  High.........................................  $25.000    $19.250    $23.500    $31.375    $21.250
  Low..........................................  $14.625    $ 9.875    $ 9.500    $16.750    $15.500

CLASS B SHARES (OSLO STOCK EXCHANGE) (NORWEGIAN KRONER)

QUARTERLY FOR THE TWO YEARS ENDED NOVEMBER 30, 2000 AND FOR THE QUARTER ENDED
FEBRUARY 28, 2001                                                               QTR. 1     QTR. 2     QTR. 3     QTR. 4
-----------------------------------------------------------------------------  --------   --------   --------   --------
2001
  High..............................................................            167.00         --         --         --
  Low                                                                           130.00         --         --         --
2000
  High..............................................................            160.00     180.00     225.00     215.00
  Low...............................................................            120.00     145.00     150.00     165.00
1999
  High..............................................................             95.00     127.50     148.00     145.00
  Low...............................................................             73.00      96.00     118.00     122.00

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,          2000       1999       1998       1997       1996
----------------------------------------------        --------   --------   --------   --------   --------
  High..............................................   225.00     148.00     170.00     220.00     138.00
  Low...............................................   120.00      73.00      75.00     113.50     102.00

    The following table sets out the range of high and low closing prices for the Company's publicly traded shares for the most recent six months ended April 30, 2001.

                                                                                                           ADSS CLASS B
                                                                ADSS COMMON                                   SHARES
                                        COMMON SHARES        SHARES EQUIVALENT      CLASS B SHARES          EQUIVALENT
                                    ---------------------   -------------------   -------------------   -------------------
                                      HIGH         LOW        HIGH       LOW        HIGH       LOW        HIGH       LOW
                                    ---------   ---------   --------   --------   --------   --------   --------   --------
2000
November..........................   $19.500     $17.000         --         --    NOK180     NOK165     $19.250     17.125
December..........................   $18.000     $15.750         --         --    NOK167     NOK130     $17.734     14.750

2001
January...........................   $16.750     $15.500         --         --    NOK150     NOK138     $17.000     15.875
February..........................   $17.375     $15.250         --         --    NOK160     NOK137     $16.750     16.250
March 1-6                            $18.250     $17.000         --         --    NOK163     NOK154     $17.500     17.500
March 7-31*                           NOK163      NOK139    $18.000    $15.000    --         --              --         --
April *...........................    NOK152      NOK136    $17.000    $14.938    --         --              --         --

--------------------------

* On March 7, 2001 the Company completed a share reclassification in which the then outstanding Class B Shares were converted to Common Shares on a one-for-one basis. Stolt's Common Shares are currently listed in Norway on the Oslo Stock Exchange (under the ticker symbol SNI) and trade as American Depositary Shares ("ADSs"), each of which represents one Common Share, in the United States on Nasdaq (under the ticker symbol SNSA).

MARKETS

    Stolt's Common Shares are currently listed in Norway on the Oslo Stock Exchange (under the ticker symbol SNI) and trade as ADSs, each of which represents one Common Share, in the United States on the Nasdaq National Market (under the ticker symbol SNSA). On March 7, 2001, the Company completed a share reclassification. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification reclassified the outstanding non-voting Stolt-Nielsen Class B (previously listed on the Oslo Stock Exchange under the ticker symbol SNIB and traded as ADSs on Nasdaq under ticker symbol STLBY) as voting Common Shares on a one-for-one basis. Prior to the share reclassification, the Company's Common Shares were only listed on Nasdaq (under the ticker symbol STLTF).

ITEM 10. ADDITIONAL INFORMATION

ORGANIZATION AND REGISTER

    Stolt-Nielsen S.A. is a "Societe Anonyme Holding" organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. The Company was incorporated in Luxembourg in 1974 as the holding company for all of the Group's activities.

    The Company's registered office is located at 23, avenue Monterey, L-2086 Luxembourg and it is registered in the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179".

ARTICLES OF INCORPORATION

    SET FORTH BELOW IS A SUMMARY OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND THE LUXEMBOURG COMPANY LAW. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE RELEVANT PROVISIONS AND IS QUALIFIED BY REFERENCE TO THE ARTICLES OF INCORPORATION AND APPLICABLE LUXEMBOURG LAW. THE FULL TEXT OF THE ARTICLES OF INCORPORATION IS AVAILABLE AT THE REGISTERED OFFICE OF THE COMPANY.

OBJECTS AND PURPOSES

    Article Three of the Company's Articles of Incorporation sets forth its object as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

DIRECTORS

    The Board of Directors is comprised of at least three and not more than nine members, elected by a simple majority of the outstanding shares of the Company represented at a general meeting of shareholders, for a period not exceeding six years and until their successors are elected. It is the customary practice of the Company that Directors are elected for terms of one year at the Annual General Meeting of Shareholders held each year in Luxembourg.

    The Company's Articles of Incorporation do not mandate the retirement of Directors under an age limit requirement.

    The Company's Articles of Incorporation do not require Board members to be shareholders in the Company.

    Under Luxembourg law and the Company's Articles of Incorporation, the members of the Board of Directors owe a duty of loyalty and care to the Company. They must exercise the standard of care of a prudent and diligent business person and bear the burden of proving they did so if their actions are contested.

    The Company's Articles of Incorporation provide that no transaction between the Company and another party in which a Director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles also provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next meeting of shareholders.

AUTHORIZED SHARES

    The Company's authorized share capital consists of:

    - 120,000,000 Common Shares, no par value

    - 30,000,000 Founder's Shares, no par value

    Under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of the Company.

    Pursuant to the Company's Articles of Incorporation, and as required by Luxembourg law as presently in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles revising the Company's authorized capital. Amendments increasing and amending the Company's authorized capital were approved at an Extraordinary General Meeting held on March 6, 2001, and publication of such amendment in the OFFICIAL GAZETTE is expected to take place in July 2001. The Company takes from time to time such steps as are required to continue the authorized capital in effect.

    The Board of Directors is authorized to issue additional Common Shares and Founder's Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

    As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for cash, unless the Articles of Incorporation provide otherwise. The Company's Articles authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years, and the Company's Board of Directors has done so, with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, assuming publication of the amendment to the Company's Articles of Incorporation in July 2001 as aforesaid, Common Shares will not be entitled to preemptive rights for a period of at least five years ending July 2006.

    The Company's Articles of Incorporation contain an anti-dilution provision which maintains the level of Founder's Shares at 20% of all outstanding voting shares (Common Shares and Founder's Shares). In the event of a stock dividend, recapitalization or other issuance of Common Shares of the Company, additional Founder's Shares are distributed to the then holder(s) of such Founder's Shares on a proportionate basis so as to maintain the 20% level at all times.

    In addition to the authorized Common Shares and Founder's Shares of the Company set forth above, an additional 1,500,000 Class B Shares, no par value, have been authorized for the sole purpose of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B Shares are set forth in the Articles of Incorporation. All such Class B Shares convert to Common Shares immediately upon issuance. Such authorized Class B Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

VOTING RIGHTS

    Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Founder's Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Founder's Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles which requires (x) a two-thirds vote of those Common Shares and Founder's Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote, (ii) to change the country of incorporation of the Company to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Founder's Shares, and (iii) any action for which the Articles require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Founder's Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Founder's Shares if such class of shares is adversely affected thereby.

SHAREHOLDER MEETINGS AND NOTICE THEREOF

    Under the Articles, the Company is required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the outstanding shares entitled to vote thereat.

    The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with the Company at its registered office in Luxembourg, or with any Director of the Company, at least five days before the meeting.

DIVIDENDS

    Under the Articles, holders of Common Shares and Founder's Shares participate in annual dividends, if any are declared by the Company, in the following order of priority:

    - $0.005 per share to Founder's Shares and Common Shares equally;

    - thereafter, all further amounts are payable to Common Shares only.

    Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year's financial statements have been approved by the shareholders at a general meeting, and any such interim dividend must be approved by the Company's independent auditors. Final dividends are declared once a year at the annual general meeting of the shareholders. Interim and final dividends on Common Shares and Founder's Shares can be paid out of earnings, retained and current, as well as paid in surplus.

    Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in stated capital or the par value of the shares issued in connection with any stock dividend. Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by the Common Shares, after which no further allocations are required until further issuance of shares.

    The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing Common Shares of the Company has heretofore been satisfied and appropriate allocations will be made to the legal reserve account at the time of each new issuance of Common Shares.

LIQUIDATION PREFERENCE

    Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid, and thereafter all remaining assets of the Company are paid to the holders of Common Shares and Founder's Shares in the following order of priority:

    - Common Shares ratably to the extent of the stated value thereof (e.g. $1.00 per share);

    - Common Shares and Founder's Shares participate equally up to $0.05 per share; and

    - thereafter, Common Shares are entitled to all remaining assets.

EQUAL TREATMENT PROVISION

    If the Company merges, consolidates or enters into any similar transaction with another entity or such other entity will remain the survivor, the Common Shares held by holders other than holder(s) of Founder's Shares shall be entitled to receive consideration which is no less per share than the consideration per share received by the holder(s) of Founder's Shares, the latter per share amount to be determined by dividing the aggregate of all consideration received by such holder(s) for all shares owned by them, including Founder's Shares, by the total number of Common Shares which they own.

RESTRICTIONS ON SHAREHOLDERS

    The Company's Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten the Company with "imminent and grave damage", which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions,

    (i) no U.S. Person (as defined in the Articles) shall own, directly or indirectly, more than 9.9% of the Company's outstanding shares,

    (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49.9% of the Company's outstanding shares,

   (iii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of the Company's outstanding shares, and

    (iv) no person may own, directly or indirectly, more than 20% of the Company's outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

    The Articles provide that the foregoing restrictions shall not apply to any person who was a shareholder as of August 31, 1987, or certain Affiliates or Associates (as such terms are defined in the Articles) of such person.

CHANGE IN CONTROL

    Except as described above, there are no provisions in the Company's Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would only operate with respect to a merger, acquisition or corporate restructure involving the Company or any of its subsidiaries.

NON-LUXEMBOURG SHAREHOLDERS

    There are no limitations under Luxembourg law on the rights of non-residents to hold or vote shares of the Company.

MATERIAL CONTRACTS

    The Company has not entered into a material contract, other than contracts entered into in the ordinary course of business, since May 30, 1999.

EXCHANGE CONTROLS

    The Company has been advised by Messrs. Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg which would restrict the export or import of capital, including but not limited to, foreign exchange controls, or affect Stolt's ability to make payments of dividends, interest or other amounts to non-resident holders of Common Shares.

LIMITATIONS AFFECTING SHAREHOLDERS

    Stolt's Articles of Incorporation (the "Articles") provide restrictions on the shareholdings of certain persons. In particular, the Articles provide that the following restrictions shall apply to Persons (defined to include any individual, firm, corporation, or other entity, and certain associates and affiliates thereof) who became shareholders on or after September 1, 1987:
(i) no one U.S. Person (including any person who is a citizen or resident of the U.S., a corporation organized under the laws of the U.S., or any State thereof, a corporation organized under the laws of any other jurisdiction whose shares are owned by U.S. Persons, a partnership organized under the laws of any State of the U.S. and certain trusts and estates) may own, directly or indirectly, more than 9.9% of Stolt's outstanding shares; (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of Stolt's outstanding shares in the aggregate; (iii) no more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of Stolt's shares shall, in the aggregate, be owned by all shareholders of any particular country (including any person who is a citizen or resident of any such country, a corporation, partnership, association, or other entity organized or created under the laws of any such country and certain trusts and estates); and (iv) no Person may own, directly or indirectly, more than 20% of Stolt's outstanding shares unless a majority of the Board shall have approved such shareholding in advance.

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

TAXATION

U.S. FEDERAL INCOME TAXATION

    The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This summary (i) is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

    The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Luxembourg taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

    For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the U.S., (ii) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner (or, in the case of a partnership, a holder) of Common Shares or ADSs that is not a U.S. Holder.

    Each holder should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

    OWNERSHIP OF ADSS IN GENERAL

    For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.

    FOREIGN PERSONAL HOLDING COMPANY STATUS

    The Company is a "foreign personal holding company" for U.S. federal income tax purposes. As a result, U.S. Holders would be subject to U.S. federal income tax on their share of any undistributed foreign personal holding company income (generally, taxable income calculated as if the Company were a U.S. corporation, subject to adjustments for any dividends paid and certain other items) received by the Company but not actually distributed to shareholders. To the extent that a U.S. Holder were required to include amounts in income under this rule, such amounts would be added to the tax basis of the Common Shares or ADSs held by such U.S. Holder. The Company has made distributions in an amount sufficient to eliminate undistributed foreign personal holding company income in the past and, subject to compliance with certain financing covenants limiting its ability to pay dividends, the Company intends to distribute all such income it may receive in the future.

    DISTRIBUTIONS

    Subject to the discussion above under "Foreign Personal Holding Company Status", the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of Common Shares distributed pro rata to all shareholders of the Company, including holders of ADSs) with respect to Common Shares or ADSs will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under "Foreign Personal Holding Company Status", to the extent, if any, that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain.

    Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income".

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S.

federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S..

    SALE OR EXCHANGE OF COMMON SHARES OR ADSS

    A U.S. Holder generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such Common Shares or ADSs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless
(i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

    BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

    U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the U.S. to a holder of Common Shares or ADSs (other than an "exempt recipient", including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the U.S. to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

    THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OR ADSs. PROSPECTIVE PURCHASERS AND HOLDERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those non-residents who maintain a permanent establishment in Luxembourg with which the holding of Stolt shares is connected, Stolt shareholders are not subject to taxation in Luxembourg.

DOCUMENTS ON DISPLAY

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. Reports and other information filed by the Company may be examined without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York, 10048. Copies of these materials may also be received by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800 SEC-0330. The Company's reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company enters into derivative transactions for currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

CURRENCY RATE EXPOSURE

    The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

INTEREST RATE EXPOSURE

    Based on the Company's overall interest rate exposure as of November 30, 2000, a near-term change in interest rates would not materially affect the Company's consolidated financial position, results of operations or cash flows. As of November 30, 2000, the large majority of the consolidated debt, after consideration of interest rate swap agreements, was fixed-rate debt (approximately 60%).

    The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. As of November 30, 2000 the Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $1.3 million and $2.6 million from adverse changes in foreign exchange rates and interest rates, respectively. As of November 30, 1999 the Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $0.6 million and $2.1 million from adverse changes in foreign exchange rates and interest rates, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

SNSA SHARE RECLASSIFICATION

    The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing classes of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to abandon certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company. The reclassified Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADSs in the U.S. on Nasdaq.

    Stolt-Nielsen has 54.8 million outstanding Common shares (which exclude
7.7 million Treasury Common shares) and 15.6 million Founder's shares. The share reclassification does not change the underlying economic interests of existing shareholders.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    The Company has elected to provide financial statements for the fiscal year ended November 30, 2000 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

    A. CONSOLIDATED FINANCIAL STATEMENTS

        Report of Independent Public Accountants

        Consolidated Statements of Income for the years ended November 30 2000, 1999, and 1998

        Consolidated Balance Sheets as of November 30, 2000 and 1999

        Consolidated Statements of Shareholders' Equity for the years ended November 30, 2000, 1999 and 1998

        Consolidated Statement of Cash Flows for the years ended November 30, 2000, 1999 and 1998

        Notes to Consolidated Financial Statements

        The Company's consolidated financial statements and related notes referred to above and the report of Arthur Andersen LLP, the Company's independent public accountants, appearing on pages 22 through 43 of the Company's 2000 Annual Report filed on April 12, 2001 with the Securities and Exchange Commission on Form 6-K and attached as an exhibit to this report are incorporated herein by reference.

    B. SUPPLEMENTARY SCHEDULES

        Report of Independent Public Accountants on Schedules

        Schedule II--Valuation and Qualifying Accounts

ITEM 19. EXHIBITS.


         1.1            Amended and Restated Articles of Incorporation.

         2.1            Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of
                        American Dipositary Receipts. Incorporated by reference to the Company's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on December 21, 1995.

         2.2            Form of American Depositary Receipt (included in
                        Exhibit 2.1).

         8.1 Significant subsidiaries as of the end of the year covered by this Report: See "Significant Subsidiaries" under
                        "Item 4. Information on the Company."

        10.1            Consent of Arthur Andersen LLP, Independent Public
                        Accountants

        10.2            Consent of Elvinger, Hoss & Prussen.

        10.3            Company's 2000 Annual Report, pages 13 through 43.

        10.4            Financial Data Schedule.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       STOLT-NIELSEN S.A.

                                                       By:          /s/ NIELS G. STOLT-NIELSEN
                                                            -----------------------------------------
                                                                      Niels G. Stolt-Nielsen
                                                                  TITLE: CHIEF EXECUTIVE OFFICER

                                                       By:          /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                                      Jan Chr. Engelhardtsen
                                                                  TITLE: CHIEF FINANCIAL OFFICER

Date: May 30, 2001

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Public Accountants....................     F-2

Supplementary Schedule

Schedule II -- Valuation and Qualifying Accounts............     S-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT-NIELSEN S.A.

    We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated January 31, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                        /s/ ARTHUR ANDERSEN LLP

New York, New York
January 31, 2001

                                                                     SCHEDULE II

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                          BALANCE AT    CHARGED TO   WRITE OFFS                  BALANCE AT
                                         BEGINNING OF   COSTS AND      AGAINST      OTHER ADD       END
                                            PERIOD       EXPENSES    THE RESERVE   (DEDUCT)(A)   OF PERIOD
                                         ------------   ----------   -----------   -----------   ----------
FOR THE YEAR ENDED
  November 30, 1998:
    Allowance for doubtful accounts....     $ 5,207       $6,023       $    17       $ (2,062)     $ 9,185
    Other..............................      40,536        6,537           (64)        (7,613)      39,396

FOR THE YEAR ENDED
  November 30, 1999:
    Allowance for doubtful accounts....     $ 9,185       $2,983       $(1,307)      $   (148)     $10,713
    Other..............................      39,396       14,251        (3,914)        (8,150)      41,583

FOR THE YEAR ENDED
  November 30, 2000:
    Allowance for doubtful accounts....     $10,713       $3,081       $(1,121)      $   (218)     $12,455
    Other..............................      41,583       18,719        (5,000)         1,628       56,930

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.