Form 20-F/A
period 2000-11-30
STOLT NIELSEN S A
filed 2001-10-26
CIK 831980

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  FORM 20-F/A



                                AMENDMENT NO. 1
                                       TO
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


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

                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    The Registrant hereby amends its Annual Report on Form 20-F for its fiscal year ended November 30, 2000 (the "Form 20-F") pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, by setting forth herein the complete text of Item 4 (Information on the Company), as well as the complete text of Exhibit 10.1 (Consent of Arthur Andersen LLP), Exhibit 10.3 (Company's 2000 Annual Report, pages 13 through 43) and Exhibit 10.4 (Financial Data Schedule).



    Additionally, all references in Item 3 (Key Information), Item 5 (Operating and Financial Review and Prospects), Item 8 (Financial Information) and Item 18 (Financial Statements) of the Form 20-F to the Registrant's Report on Form 6-K filed on April 12, 2001 shall be deemed to refer to the Registrant's Report on Form 6-K filed on October 26, 2001, which Form 6-K is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY.

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

PRIME SUPPLIER

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

FINANCIAL SUMMARY OF BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of the Company's businesses for the year ended November 30, 2000:

                                           NET               INCOME FROM          IDENTIFIABLE
                                    OPERATING REVENUE        OPERATIONS              ASSETS
                                   -------------------   -------------------   -------------------
                                                           ($ IN MILLIONS)
Stolt-Nielsen Transportation
  Group
  Tankers........................  $   692       30%      $  40          44%    $1,612         43%
  Tank Containers................      224       10%         20          22%       157          4%
  Terminals......................       59        3%         19          21%       262          7%
                                   -------      ---       -----      -------    ------      ------
Subtotal.........................      975       43%         79          87%     2,031         54%
Stolt Offshore...................      983       43%        (5)         (6)%     1,403         38%
Stolt Sea Farm...................      311       14%         31          34%       284          8%
Corporate and Others.............       --       --        (14)        (15)%         9          --
                                   -------      ---       -----      -------    ------      ------
  Total..........................  $ 2,269      100%      $  91         100%    $3,727        100%
                                   =======      ===       =====      =======    ======      ======

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

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              AS OF MARCH 31, 2001

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
STOLT INNOVATION CLASS
  Stolt Capability.............................    1998        37,000             NYK Stolt            Liberian
  Stolt Efficiency.............................    1998        37,000              Company              Cayman
  Stolt Inspiration............................    1997        37,000              Company              Cayman
  Stolt Creativity.............................    1997        37,000              Company              Cayman
  Stolt Invention..............................    1997        37,000             NYK Stolt            Liberian
  Stolt Confidence.............................    1996        37,000              Company              Cayman
  Stolt Innovation.............................    1996        37,000              Company              Cayman
  Stolt Concept................................    1999        37,000              Company              Cayman
  Stolt Effort.................................    1999        37,000              Company              Cayman

STOLT ACHIEVEMENT CLASS
  Stolt Achievement............................    1999        37,000              Company              Cayman

STOLT HELLULAND CLASS
  Stolt Vinland................................    1992        29,999              Company             Liberian
  Stolt Vestland...............................    1992        29,999              Company             Liberian
  Stolt Helluland..............................    1991        29,999              Company             Liberian
  Stolt Markland...............................    1991        29,999              Company             Liberian

STOLT SAPPHIRE CLASS
  Stolt Jade...................................    1986        38,746              Company              Cayman
  Stolt Aquamarine.............................    1986        38,746              Company              Cayman
  Stolt Topaz..................................    1986        38,720              Company              Cayman
  Stolt Emerald................................    1986        38,720              Company              Cayman
  Stolt Sapphire...............................    1986        38,746             NYK Stolt            Liberian

STOLT FALCON CLASS
  Stolt Eagle..................................    1980        37,082              Company             Liberian
  Stolt Condor.................................    1979        37,200              Company             Liberian
  Stolt Heron..................................    1979        37,075              Company             Liberian
  Stolt Hawk...................................    1978        37,080              Company             Liberian
  Stolt Osprey.................................    1978        37,080              Company             Liberian
  Stolt Falcon.................................    1978        37,200              Company             Liberian

STOLT PRIDE CLASS
  Stolt Excellence.............................    1979        32,093              Company             Liberian
  Stolt Loyalty................................    1978        32,091              Company             Liberian
  Stolt Tenacity...............................    1978        32,093              Company             Liberian
  Stolt Integrity..............................    1977        32,057              Company             Liberian
  Stolt Sincerity..............................    1976        31,942              Company             Liberian
  Stolt Pride..................................    1976        31,942              Company             Liberian

STOLT AVANCE CLASS
  Stolt Avenir.................................    1978        23,275              Company             Liberian
  Stolt Avance.................................    1977        23,648              Company             Liberian

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
STOLT SEA CLASS
  Stolt Sea....................................    1999        22,500              Company              Cayman
  Stolt Sun....................................    2000        22,210              Company              Cayman
  Stolt Span...................................    1999        22,460             NYK Stolt            Liberian
  Stolt Surf...................................    2000        23,672              Company              Cayman
  Stolt Stream.................................    2000        22,917              Company              Cayman
  Stolt Spray..................................    2000        22,460              Company              Cayman

SUPERFLEX CLASS
  Stolt Guardian...............................    1983        39,726              Company             Liberian
  Sun Sapphire.................................    1994        40,160             Sunship AB           Liberian
  Star Sapphire................................    1992        40,160             Sunship AB           Liberian
  Blue Sapphire................................    1991        40,153             Sunship AB           Liberian
  Hyde Park....................................    1982        39,015           T/C by Company         Liberian
  Stolt Protector..............................    1983        39,782              Company             Liberian
  Moon Sapphire................................    1983        39,742            T/C by STJS           Liberian
  Kenwood Park.................................    1982        39,015           T/C by Company         Liberian
  Red Sapphire.................................    1982        39,702         T/C by Sunship AB        Liberian
  White Sapphire...............................    1980        39,702         T/C by Sunship AB        Liberian

"V" CLASS
  Stolt Victor.................................    1977        30,899              Company             Liberian
  Stolt Viking.................................    1978        30,892              Company             Liberian

STOLT ASPIRATION CLASS
  Stolt Aspiration.............................    1987        12,219             NYK Stolt           Panamanian
  Stolt Alliance...............................    1985        12,674             NYK Stolt           Panamanian
  Stolt Taurus.................................    1985        12,749              Company             Liberian
  Stolt Titan..................................    1985        12,691              Company             Liberian
  Stolt Trader.................................    1995        12,458               Bibby             Panamanian
  Stolt Infra..................................    1985        12,734               Barton            Panamanian
  Herefordshire................................    1985        12,721               Bibby             Panamanian
  Stolt Cornwall...............................    1985        12,749               Bibby             Panamanian
  Stolt Sakra..................................    1984        12,775              Company             Liberian
  Stolt Accord.................................    1982        12,467             NYK Stolt            Liberian

TROJAN CLASS
  Stolt Trojan.................................    1996        15,313               Barton            Panamanian

TRIUMPH CLASS
  Stolt Kent...................................    1998        19,300               Bibby            Isle of Man
  Botany Triumph...............................    1997        19,299               Bibby             Panamanian

NTOMBI CLASS
  Stolt Ntaba..................................    1991        13,946              Unicorn            Panamanian
  Ntombi.......................................    1990        13,947              Unicorn            Panamanian

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
OTHER PARCEL TANKERS
  Stolt Hikawa.................................    1992         8,080              Company             Liberian
  Stolt Egret..................................    1992         5,758              Company              Cayman
  Leopard......................................    1985        44,979            T/C by STJS          Luxemburg
  Tiger........................................    1985        44,979            T/C by STJS          Luxemburg
  Panther......................................    1985        44,979            T/C by STJS            Cayman
  Chemical Trader..............................    1981        45,881            T/C by STJS             USA
  Chemical Explorer............................    1981        45,881            T/C by STJS             USA
  Luctor.......................................    1991        40,349            T/C by STJS          Singapore

TOTAL IN STJS
(74 ships).....................................               2,229,627

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              AS OF MARCH 31, 2001

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
STOLT-NIELSEN INTER-EUROPE SERVICE
  Stolt Shearwater.............................    1998         5,498              Company          Cayman Islands
  Stolt Kittiwake..............................    1993         4,729              Company          Cayman Islands
  Stolt Guillemott.............................    1993         4,709              Company          Cayman Islands
  Stolt Cormorant..............................    1999         5,498              Company          Cayman Islands
  Stolt Kestrel................................    1992         5,758              Company          Cayman Islands
  Stolt Petrel.................................    1992         4,794              Company          Cayman Islands
  Stolt Tern...................................    1991         4,794              Company          Cayman Islands
  Stolt Dipper.................................    1992         4,794              Company          Cayman Islands
  Stolt Kite...................................    1992         4,794              Company          Cayman Islands
  Stolt Puffin.................................    1993         5,758              Company          Cayman Islands
  Stolt Fulmar.................................    2000         5,498              Company          Cayman Islands

STOLT NIELSEN INTER-ASIA SERVICE
  Stolt Avocet.................................    1992         5,758              Company          Cayman Islands

STOLT BOTANY TANKER SERVICES
  Botany Tradewind.............................    1985        12,752               Barton            Panamanian
  Central Park.................................    1985         7,132            T/C by STJS          Panamanian
  Botany Treasure..............................    1998         8,834               Barton            Panamanian
  Botany Triton................................    1991         8,080               Barton             Liberian
  Botany Trust.................................    1998         8,823               Barton            Panamanian
  Bruce Park...................................    1992        13,940            T/C by STJS          Panamanian
  Sun Emerald..................................    1990         7,715            T/C by STJS          Panamanian
  Hibiya Park..................................    1990        13,921            T/C by STJS          Panamanian

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
STOLT NYK ASIA PACIFIC SERVICE
  Stolt Suisen.................................    1998        11,537                NSSH              Liberian
  Stolt Botan..................................    1998        11,553                NSSH              Liberian
  Stolt Kikyo..................................    1998        11,545                NSSH              Liberian
  Stolt Azami..................................    1997        11,564                NSSH              Liberian
  Stolt Ayame..................................    1991         9,070                NSSH              Liberian
  Stolt Azalea.................................    1988         7,582                NSSH              Liberian
  Stolt Lily...................................    1988         7,593                NSSH              Liberian
  Stolt Magnolia...............................    1985         7,132                NSSH             Panamanian
  Stolt Sunrise................................    1984         6,678                NSSH              Liberian
  Southern Knight..............................    1984         8,599            T/C by SNAPS         Panamanian

STOLT NYK AUSTRALIA
  Stolt Australia..............................    1986         9,940               SNAPL             Australian

STOLT-NIELSEN INLAND TANKER SERVICE
  Alliantie....................................    1999         1,600           T/C by Company          Dutch
  Pax Montana..................................    1998         2,408           T/C by Company          Dutch
  Stolt Emden..................................  1980/1998      1,388              Company              German
  Stolt Madrid.................................    1994         1,560              Company              Swiss
  Stolt Oslo...................................    1994         1,556              Company              Swiss
  Stolt Prag...................................    1994         1,202              Company              Dutch
  Stolt Waal...................................    1993         2,095              Company              Dutch
  Stolt Somtrans...............................    1993         2,408           T/C by Company          Dutch
  Columbia.....................................    1993         1,605           T/C by Company          Dutch
  Stolt Rom....................................    1993         2,156              Company              Swiss
  Stolt Wien...................................    1993         2,157              Company              Swiss
  Stolt Mosel..................................    1992         2,133              Company              Dutch
  Stolt Main...................................    1992         2,124              Company              Dutch
  Stolt Neckar.................................    1992         2,095              Company              Dutch
  Stolt Maas...................................    1992         2,096              Company              Dutch
  Challenger...................................    1992         1,605           T/C by Company          Dutch
  Oranje Nassau................................    1992         2,408           T/C by Company          Dutch
  Stolt Hamburg................................    1992         1,283              Company              Dutch
  Stolt Basel..................................    1992         2,404              Company              Dutch
  Stolt Lausanne...............................    1992         2,359              Company              Swiss
  Diersbuettel.................................    1992         2,103           T/C by Company          Swiss
  Stolt Tolerantie.............................    1999         1,500           T/C by Company          Dutch
  Stolt Paris..................................    1991         2,103              Company              Swiss
  Enterprise...................................    1991         1,608           T/C by Company          Dutch
  Stolt Rotterdam..............................    1990         1,993              Company              Dutch
  Turbulentie..................................  1986/1990      1,777              Company              Dutch
  Stolt Koeln..................................    1989         1,701              Company              German
  Stolt Berlin.................................    1987         3,199              Company              Swiss
  Reesenbuettel................................    1987         3,153           T/C by Company          Swiss
  Stolt London.................................    1985         1,335              Company              Dutch

                                                   YEAR           DWT
                                                   BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                                   -----     -------------   --------------------  ----------------
  Brunsbuettel.................................    1985         3,000           T/C by Company          Dutch
  Stolt Antwerpen..............................    1984         1,600              Company              Dutch
  Stolt Hoechst................................    1980         1,366              Company              Swiss
  Thysstad.....................................    2000         2,500           T/C by Company         Belgian
  Tim..........................................    2000         2,452              Company              Dutch
  Pacific......................................    1963         1,476           T/C by Company         Belgian
  Pegasus......................................    1999         2,494           T/C by Company         Belgian

TOTAL OUTSIDE STJS
  (68 ships)...................................                317,880
GRAND TOTAL
  (142 ships)..................................               2,547,507

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

FLEET OF STOLT OFFSHORE

    Stolt Offshore operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of Stolt Offshore's subsea activities are performed. The following table describes Stolt Offshore's major assets, as of April 30, 2001:

                                                                                              LENGTH
                                                                YEAR BUILT/                   OVERALL        OWNED/
NAME                                  CAPABILITIES             MAJOR UPGRADE        ROVS     (METERS)      CHARTERED
----                          ----------------------------  -------------------   --------   ---------   --------------
CONSTRUCTION SUPPORT SHIPS

Seaway Harrier..............  Subsea construction           1985                      1          84      Owned(1)

Seaway Hawk.................  Subsea construction           1978                     --          93      Owned(1)

Seaway Osprey...............  Flexible flowline and
                              umbilical lay, accepts
                              coiled tubing, straightener
                              for tubing, stern roller      1984/1992/1996            2         102      Owned(1)

Seaway Eagle................  Flexible flowline lay,
                              multi-purpose subsea
                              construction                  1997                      2         140      Owned(1)

Seaway Legend...............  ROV and hardsuit diving
                              support, subsea construction  1985/1998                 2          73      Owned(1)

Discovery...................  Flexible flowline lay,
                              subsea construction           1990                      1         120      Chartered(2)

Seaway Kingfisher...........  Diverless inspection, repair
                              and maintenance               1990/1998                 2          90      Chartered(3)

Stephaniturm................  Diving support, light
                              construction                  1978/1994/1995            1          73      Chartered(4)

Seaway Explorer.............  Trenching ship                1984                     --          80      Owned

FLOWLINE LAY SHIPS

Seaway Condor...............  Flexible flowline and
                              umbilical lay, module
                              handling system, trenching    1982/1994/1999            2         141      Owned(1)

Seaway Falcon...............  Rigid and flexible flowline
                              and umbilical lay             1976/1995/1997            2         162      Owned(1)

Seaway Polaris..............  Deepwater derrick/pipelay
                              barge                         1979/1991/1996/1999      --         137      Chartered(5)

Seaway Kestrel..............  Rigid reel lay ship           1976/1991/1995           --          99      Owned

SURVEY / IRM SHIPS

Seaway Commander............  Survey                        1967/1982/1988            2          75      Chartered(6)

Seaway Defender.............  ROV and hardsuit diving
                              support, subsea construction  1976                      1          67      Owned(1)

Seaway Pioneer..............  ROV and hardsuit diving
                              support, subsea construction  1966/1996                 1          64      Owned(1)

Seaway Invincible...........  ROV support, subsea
                              construction                  1971                     --          71      Owned

Seaway Rover................  ROV support, subsea
                              construction                  1966/1972/1983/1991      --          71      Owned

                                                                                              LENGTH
                                                                YEAR BUILT/                   OVERALL        OWNED/
NAME                                  CAPABILITIES             MAJOR UPGRADE        ROVS     (METERS)      CHARTERED
----                          ----------------------------  -------------------   --------   ---------   --------------
CONSTRUCTION SHIPS

American Pride..............  Four-point anchor system      1977/1992                --          59      Owned(1)

American Constitution.......  Four-point anchor system,
                              saturation diving, moonpool   1974                     --          64      Owned(1)

American Eagle..............  Four-point anchor system      1976                     --          50      Owned(1)

American Independence.......  Four-point anchor system      1970                     --          52      Owned(1)

American Recovery...........  Tug, diving support           1965/1995                --          43      Owned(1)

American Star...............  Four-point anchor system,
                              saturation diving             1967/1998                --          53      Owned(1)

American Triumph............  Four-point anchor system      1965/1997                --          53      Owned(1)

American Victory............  Four-point anchor system      1976/1997                --          50      Owned(1)

American Liberty............  Four-point anchor system      1974                     --          33      Owned

American Scout..............  Diving support                1978                     --          34      Owned

Pipeline Surveyor...........  Diving support                1965/1996                --          33      Owned

American Diver..............  Diving support                1964                     --          33      Owned

HEAVY LIFT SHIPS AND BARGES

Stanislav Yudin.............  Heavy lift, 2,500-ton crane   1985                     --         183      Chartered (7)

Annette.....................  Pipelay barge, marine
                              construction                  1972/1989/1997           --          61      Owned

Arwana......................  Pipelay barge                 1998                     --          70      Owned

Jasamarine V (ex Sin Thai
Hin IV).....................  Flat top barge fitted out
                              for inshore
                              diving/construction           1978                     --          55      Owned

CBL 101.....................  Pipelay barge                 1977/1984/1997           --          85      Owned

DLB 801.....................  Derrick lay barge             1978/1980/1989           --         107      Chartered (59)

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

------------------------------

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

OTHER PROPERTIES

    In addition to owned or leased office space, the Company owns or holds under long-term leases the following real property in connection with SNTG:

                                                                                    DEBT OUTSTANDING
                                                               OWNED      LEASED    (AS OF 3/31/01)
                                                              --------   --------   ----------------
                                                                    (ACRES)              ($000)
Perth Amboy bulk liquid storage terminal....................     155         --         $25,000

Chicago bulk liquid storage terminal........................      --        178           1,925

Houston bulk liquid storage terminal........................     249         --          80,163

New Orleans bulk liquid storage terminal....................     118         --              --

Santos bulk liquid storage terminal.........................      14         --           1,504

Singapore tank container depot..............................      --          4              --

Rotterdam pier..............................................      --          3              --

    STOLT OFFSHORE

    Stolt Offshore owns or holds under long-term leases real estate property as described below:

                                                                            WORK OR STORAGE
                                                           OFFICE SPACE      SPACE OR LAND
                                                          (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                          ---------------   ---------------   -------------
Aberdeen, Scotland......................................      12,276            102,095       Owned/Leased

Baku, Azerbaijan........................................          66                 --          Leased

Buenos Aires, Argentina.................................         100                 --          Leased

Columbus, Ohio..........................................         279              8,614          Leased

Dhahran, Saudi Arabia...................................         330                750          Leased

Dundee, Scotland........................................          --              8,234          Leased

East Kalimantan, Indonesia..............................          --            190,267          Leased

Houston, Texas..........................................       4,208             15,489       Owned/Leased

Jakarta, Indonesia......................................         915                601          Leased

Killingoy, Norway.......................................          60             11,150          Leased

Kristiansund, Norway....................................         120                800          Leased

Lagos, Nigeria..........................................         200                 --          Leased

Lobito, Angola..........................................       5,945            554,431          Leased

Luanda, Angola..........................................          53                690          Leased

Macae City, Brazil......................................       1,286             10,658       Owned/Leased

Marseille, France.......................................       1,005                416          Leased

Nanterre, France........................................      13,200                 --          Leased

New Orleans, Louisiana..................................         305             56,658          Leased

Oxnard, California......................................         929              6,643          Leased

Perth, Australia........................................       1,456              3,818          Leased

Porth Gentil, Gabon.....................................         305              5,070          Leased

Port Harcourt, Nigeria..................................         400                300          Leased

Port of Fourchon, Louisiana.............................         650             74,240          Leased

Port of Iberia, Louisiana...............................       1,796             95,688          Leased

Rio de Janeiro, Brazil..................................         295                 --          Leased

Rotterdam, The Netherlands..............................       1,400             30,000          Leased

Sharjah, United Arab Emirates...........................       1,579            129,502          Leased

Singapore...............................................         928              4,606          Leased

                                                                            WORK OR STORAGE
                                                           OFFICE SPACE      SPACE OR LAND
                                                          (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                          ---------------   ---------------   -------------
Stavanger, Norway.......................................       6,565                645          Leased

Sunbury, London England.................................         616                 --          Leased

Tchengue, Gabon.........................................       1,486             60,000          Leased

Teeside, England........................................       1,100             30,000          Leased

Vancouver, Canada.......................................       1,161                785          Leased

Warri, Nigeria..........................................       1,765            222,582          Leased

                                   SIGNATURES


    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                       STOLT-NIELSEN S.A.

                                                       By:  /s/ NIELS G. STOLT-NIELSEN
                                                            -----------------------------------------
                                                            Name: Niels G. Stolt-Nielsen
                                                            Title: Chief Executive Officer

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title: Chief Financial Officer


Date: October 26, 2001

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Public Accountants....................     F-2

Supplementary Schedule

Schedule II -- Valuation and Qualifying Accounts............     F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT-NIELSEN S.A.


    We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F/A, and have issued our report thereon dated January 31, 2001 (except with respect to the matter discussed in Note 22 to the consolidated financial statements, as to which the date is October 24, 2001). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP


New York, New York
October 24, 2001

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