Form 20-F
period 2001-11-30
STOLT NIELSEN S A
filed 2002-05-31
CIK 831980

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001

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

Common Shares, no par value.................................    54,917,749*
Founder's Shares, no par value..............................    13,729,436**

------------------------

* The number of outstanding Common Shares excludes 7,688,810 Common Shares owned by a subsidiary.

** The number of outstanding Founder's Shares excludes 1,922,203 Founder's Shares held by Stolt-Nielsen S.A.

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

                            Item 17 / /  Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......      1
Item 2.   Offer Statistics and Expected Timetable.....................      1
Item 3.   Key Information.............................................      1
          Selected Consolidated Financial Data........................      1
          Risk Factors................................................      1
Item 4.   Information on the Company..................................     12
          History and Development of Stolt-Nielsen....................     12
          Business Overview...........................................     15
          Strategy and Competitive Strengths..........................     27
          Regulation..................................................     28
          Competition.................................................     32
          Insurance...................................................     34
          Principal Operating Subsidiaries............................     34
          Property, Plant, and Equipment..............................     35
Item 5.   Operating and Financial Review and Prospects................     42
          Operating Results...........................................     43
          Liquidity and Capital Resources.............................     43
          Research and Development; Patents and Licenses..............     43
Item 6.   Directors, Senior Management, and Employees.................     44
          Directors and Senior Management.............................     44
          Compensation................................................     46
          Board Practices.............................................     46
          Employees...................................................     47
          Share Ownership.............................................     47
Item 7.   Major Shareholders and Related Party Transactions...........     49
          Major Shareholders..........................................     49
Item 8.   Financial Information.......................................     50
          Consolidated Statements and Other Financial Information.....     50
          Legal Proceedings...........................................     50
          Dividends...................................................     51
          Significant Changes.........................................     51
Item 9.   The Offer and Listing.......................................     52
          Stock Trading History.......................................     52
          Markets.....................................................     53
Item 10.  Additional Information......................................     53
          Organization and Register...................................     53
          Articles of Incorporation...................................     54
          Material Contracts..........................................     57
          Exchange Controls...........................................     57
          Limitations Affecting Shareholders..........................     58
          Taxation....................................................     58
          Documents on Display........................................     62
Item 11.  Quantitative and Qualitative Disclosures about Market
            Risk......................................................     62
Item 12.  Description of Securities Other than Equity Securities......     62

                                                                          PAGE
                                                                        --------
                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............     64
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................     64
          SNSA Share Reclassification.................................     64
Item 15.  [Reserved]..................................................     64
Item 16.  [Reserved]..................................................     64

                                   PART III

Item 17.  Financial Statements........................................     65
Item 18.  Financial Statements........................................     65
          Consolidated Financial Statements...........................     65
          Supplementary Schedules.....................................     65
Item 19.  Exhibits....................................................     66

                                  INTRODUCTION

    Stolt-Nielsen S.A. is a Luxembourg registered company. In this Report, the terms "we", "us", "our" and "Stolt-Nielsen", refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References in this Report to "SNTG" refer to Stolt-Nielsen Transportation Group Ltd., references to "SOSA" or "Stolt Offshore" refer to Stolt Offshore S.A., and references to "SSF" or "Stolt Sea Farm" refer to Stolt Sea Farm Holding plc, each subsidiaries of Stolt-Nielsen.

    References to our activities by years refer to the fiscal year ended November 30.

    Our Common Shares are listed in Norway on the Oslo Stock Exchange under the ticker symbol "SNI" and trade in the form of American Depositary Shares (each ADS representing one Common Share) in the U.S. on the Nasdaq National Market ("Nasdaq") under the ticker symbol "SNSA".

    On March 7, 2001, we reclassified our non-voting Class B Shares as Common Shares on a one-for-one basis; on that date, trading in the Class B Shares on Nasdaq and the Olso Stock Exchange ceased. As a result, the Common Shares are our only publicly-traded security. References to Class B Shares means Class B Shares up until March 7, 2001, and thereafter means Common Shares. The reclassification did not change the underlying economic interests of existing shareholders nor the number of shares used for earnings per share purposes.

    As of April 30, 2002 we had 54.9 million Common Shares (which excludes
7.7 million Treasury Common Shares) and 13.7 million Founder's Shares (which excludes 1.9 million Treasury Founder's Shares) issued and outstanding.

    The Consolidated Financial Statements, including the notes thereto, included or incorporated in this Report (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Report and some of the documents incorporated by reference in this Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek" and similar expressions. Forward-looking statements include, but are not limited to, statements about the following subjects:

    - general economic and business conditions

    - industry capacity

    - industry trends

    - competition

    - asset operational performance

    - raw material costs and availability

    - currency fluctuations

    - the loss of any significant customers

    - availability, terms and deployment of capital

    - availability of qualified personnel

    - changes in, or the failure or inability to comply with, government regulations

    - outcome of legal proceedings

    - adverse weather conditions

    - disease and other natural causes

    - immaturity of aquaculture technology

    - changes in business strategy or development plans

    The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed under "Item 3. Key Information--Risk Factors" and "Item 5. Operating and Financial Review and Prospects". Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS.

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3. KEY INFORMATION.

SELECTED CONSOLIDATED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 30 of our 2001 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 9, 2002 is incorporated herein by reference.

RISK FACTORS

    You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of all of the risks applicable to our business operations that we consider to be material. If any of the events described below actually occurs, our business, financial condition or results of operations could be materially adversely affected.

STOLT-NIELSEN TRANSPORTATION GROUP

SNTG'S BUSINESS CAN BE IMPACTED BY THE DEMAND FOR BULK LIQUID TRANSPORTATION
  SERVICES.

    Demand for Stolt-Nielsen Transportation Group Ltd. services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand, particularly in the chemical, lube oil, acid and food industries, for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. Any general economic slowdown could also have an adverse effect on the demand for goods to be produced from those products that SNTG ships and stores. Thus, a general economic slowdown could also have a negative impact on SNTG.

SNTG'S BUSINESS CAN BE IMPACTED BY THE SUPPLY OF BULK LIQUID TRANSPORTATION
  SERVICES.

    The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation of maritime transportation practices. Scrapping rates are also impacted by the pricing achieved in the market, condition of ships, and quality standards set by customers and governmental authorities. For certain shipped products (usually larger commodity type products such as MTBE, methanol, xylene and benzene rather than specialty chemicals), parcel tankers face competition from sophisticated product tankers. Therefore, the supply and utilization of product tankers may also impact the parcel tanker market. The world order book for newbuildings, to be delivered over the next three years, stands today at 8% to 9% of the total competitive fleet. Adjusting for expected scrappings and downgradings, we expect the world net supply of tonnage to grow by approximately 1% to 2% per year over this period. A modest increase in demand, combined with this relatively small order book growth, should result in an improvement in rates over the next several years.

    SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

INCLEMENT WEATHER MAY ADVERSELY IMPACT SNTG'S RESULTS.

    Inclement weather conditions may impact SNTG's operational performance.

TRADE LANE CLOSURES MAY IMPACT SNTG'S RESULTS.

    Global ocean transportation is dependent upon unrestricted passage through major canals or straits including, but not limited to, the Panama Canal, the Suez Canal, and the Malacca Straits. Interruption or restrictions caused by war, blockage, or government imposed restrictions on the passage of ships through any of these trade lanes can have an impact on SNTG results.

CHANGES IN CONTRACT AND SPOT MARKET RATES MAY IMPACT SNTG'S RESULTS.

    In 2001 approximately 54% of SNTG's parcel tanker business was done under a long-term contract basis with customers and approximately 46% was for spot or short-term contracts, usually single voyage contracts. SNTG's ability to renew long-term contracts at favorable rates is dependent on the current, and customers' outlook on future, spot contract prices.

SNTG'S RESULTS MAY BE NEGATIVELY IMPACTED BY THE LOSS OF MAJOR CUSTOMERS.

    While SNTG has a large number of customers and its largest customers may vary from year to year, the loss of a major customer can impact results. Parcel tanker and tank container assets are typically utilized in servicing a wide variety of customers.

THE PRICE OF SHIP FUEL MAY IMPACT SNTG'S RESULTS.

    Ship fuel constitutes one of the major operating costs of SNTG's parcel tanker fleet. Fluctuations in the price of fuel can have a material impact on SNTG's results. Since 1987, the average annual cost of bunker fuel purchased by SNTG has varied between approximately $76 and $139 per ton. In 2001, with an average cost of approximately $139 per ton, ship fuel constituted approximately 19% of total fleet operating costs.

    Although SNTG is able to pass a substantial portion of these fuel price fluctuations through to its customers, a significant portion are incurred solely by SNTG and a rise in ship fuel costs can negatively impact SNTG's results. Approximately 54% of SNTG's total parcel tanker volume in 2001 was carried under long-term contracts; with the majority of this revenue covered by contract provisions intended to pass through fuel price fluctuations. The remaining cargo volume is carried under spot contracts at freight rates that are affected by prevailing fuel prices.

SNTG'S METHOD OF ACCOUNTING FOR PARCEL TANKER VOYAGES MAY RESULT IN THE REDUCTION OR ELIMINATION OF PREVIOUSLY REPORTED PROFIT.

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

WE ARE EXPOSED TO SUBSTANTIAL HAZARDS AND RISKS THAT ARE INHERENT TO THE SHIPPING INDUSTRY WHICH MAY RESULT IN THE LOSS OF REVENUES, INCREASED EXPENSES, OR FOR WHICH THE LIABILITIES MAY POTENTIALLY EXCEED OUR INSURANCE COVERAGE AND CONTRACTUAL INDEMNITY PROVISIONS.

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

    We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. There can be no assurance, however, that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

    While we currently insure our ships against property loss due to a catastrophic marine disaster, mechanical failure, or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs, and other liabilities in excess of available insurance and could have a material adverse effect on our operating performance. Litigation arising from such an occurrence may result in our being named as a defendant in lawsuits asserting large claims.

    The U.S. Oil Pollution Act of 1990 ("OPA '90"), by imposing virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive and has also prompted insurers to consider reducing available liability coverage. While we maintain insurance, there can be no assurance that all risks are adequately insured against particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we maintain mutual insurance, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance and to premium increases based on prior loss experience. Any such shortfalls could have a material adverse impact on us.

STOLT OFFSHORE

STOLT OFFSHORE'S BUSINESS IS AFFECTED BY EXPENDITURES BY PARTICIPANTS IN THE OIL
  AND GAS INDUSTRY.

    Demand for Stolt Offshore's offshore services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that Stolt Offshore and its competitors provide. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond Stolt Offshore's control, including:

    - prices of oil and gas and anticipated growth in world oil and gas demand;

    - the discovery rate of new offshore oil and gas reserves;

    - the economic feasibility of developing particular offshore oil and gas fields;

    - the production from existing producing oil and gas fields;

    - political and economic conditions in areas where offshore oil and gas exploration and development may occur;

    - policies of governments regarding the exploration for, pricing and production and development of their oil and gas reserves; and

    - the ability of oil and gas companies to access or generate capital and the cost of such capital.

UNEXPECTED COSTS MAY ADVERSELY AFFECT THE AMOUNT STOLT OFFSHORE REALIZES FROM
  FIXED-PRICE CONTRACTS.

    A significant proportion of Stolt Offshore's business is performed on a fixed-price or turnkey basis. In 2001, 2000 and 1999, approximately 72%, 74% and 47%, respectively, of Stolt Offshore's revenue was derived from fixed-price contracts. Long-term fixed-price contracts are inherently risky because of the possibility that Stolt Offshore may incur costs that it did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond Stolt Offshore's control, including but not limited to:

    - unanticipated technical problems with the equipment Stolt Offshore is supplying or developing which may require that Stolt Offshore spend its own money to remedy the problem;

    - unanticipated changes in the costs of components, materials or labor;

    - unanticipated difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - delays caused by local weather and soil conditions; and

    - suppliers' or subcontractors' failure to perform.

    These risks are exacerbated if the duration of the project is long-term, because there is more time for and, therefore, an increased risk that the circumstances upon which Stolt Offshore originally bid and developed a price will change in a manner that increases Stolt Offshore's costs. Stolt Offshore's long-term projects often subject it to penalties if it cannot complete portions of the project in accordance with agreed-upon time limits.

STOLT OFFSHORE MAY BE LIABLE TO THIRD PARTIES FOR THE FAILURE OF OUR JOINT VENTURE PARTNERS TO FULFILL THEIR OBLIGATIONS.

    Under some of Stolt Offshore's joint venture agreements, Stolt Offshore and its partners are jointly and severally liable to the customer for the performance of the contract. If Stolt Offshore's joint venture partner in such arrangement fails to fulfill its obligations, Stolt Offshore could have to carry the resultant liability toward the customer and would have to rely on its ability to obtain reimbursement from its joint venture partner. If Stolt Offshore's joint venture partner became insolvent or ceased operations, this might not be possible.

STOLT OFFSHORE'S METHOD OF ACCOUNTING FOR PROJECTS COULD RESULT IN A REDUCTION OR ELIMINATION OF PREVIOUSLY REPORTED PROFITS.

    Substantially all of Stolt Offshore's projects are accounted for on the percentage-of-completion method, which is standard for its industry and in compliance with U.S. generally accepting accounting principles. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, Stolt

Offshore would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

STOLT OFFSHORE'S BUSINESS COULD SUFFER AS A RESULT OF CURRENT OR FUTURE LITIGATION.

    Stolt Offshore is subject to legal claims by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, its competitor, Coflexip S.A., has commenced legal proceedings through the United Kingdom High Court against three of Stolt Offshore's subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. Stolt Offshore appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. Stolt Offshore has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on SEAWAY FALCON, and the process by which this system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim for damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into United Kingdom waters. Stolt Offshore estimates that the total claim will amount to approximately $115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but it will be considerably less than the claim to lost profits. Stolt Offshore, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, ACCOUNTING FOR CONTINGENCIES, Stolt Offshore has reserved $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain, and no assurance can be given that the provided amount is sufficient. If the amount Stolt Offshore is ultimately determined to owe, if any, is substantially more than it has currently reserved or if Stolt Offshore increases the amount of the reserve for this claim, it could have a material adverse effect on its results of operations.

    Furthermore, there can be no assurance that the results of the litigation described above or other legal proceedings will not materially harm Stolt Offshore's business or reputation.

STOLT OFFSHORE FACES COMPETITION WHICH COULD HAVE AN ADVERSE EFFECT UPON ITS OPERATING RESULTS AND FINANCIAL CONDITION.

    The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for Stolt Offshore's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of Stolt Offshore's competitors and potential competitors are larger than Stolt Offshore and have greater financial and other resources. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon Stolt Offshore's operating results and financial condition.

STOLT OFFSHORE DEPENDS ON CERTAIN SIGNIFICANT CUSTOMERS AND LONG-TERM CONTRACTS AND THE LOSS OF ONE OR MORE SIGNIFICANT CUSTOMERS OR THE FAILURE TO REPLACE OR ENTER INTO NEW LONG-TERM CONTRACTS COULD ADVERSELY AFFECT ITS OPERATING RESULTS.

    In 2001, TotalFinaElf accounted for 24% of Stolt Offshore's net operating revenue and Williams Gas accounted for 11% of Stolt Offshore's net operating revenue. In 2000, TotalFinaElf accounted for 24%, and Shell accounted for 10%, of Stolt Offshore's net operating revenue. During 2001 and 2000, our ten largest customers accounted for 76% and 67%, respectively, of Stolt Offshore's net operating revenue, and over that period seven customers, including BP, ChevronTexaco, Petrobras, Shell, Statoil, TotalFinaElf and Triton Energy (acquired in 2001 by Amerada Hess) consistently numbered among Stolt Offshore's ten largest customers. Revenues from Stolt Offshore's largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. Stolt Offshore's inability to replace significant long-term projects on similar terms or the loss of any one or more of its significant customers or a substantial decrease in demand by its significant customers could result in a substantial loss of revenues which could have a material adverse effect on it.

STOLT OFFSHORE COULD BE ADVERSELY AFFECTED IF IT FAILS TO KEEP PACE WITH TECHNOLOGICAL CHANGES, AND CHANGES IN TECHNOLOGY COULD RESULT IN WRITE-DOWNS OF ASSETS.

    Stolt Offshore's customers are constantly seeking to develop oil and gas fields in deeper waters. To meet its customers' needs, it must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete requiring substantial new capital expenditures and/or write-downs of assets. Stolt Offshore's failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect its business and financial results.

STOLT OFFSHORE IS EXPOSED TO SUBSTANTIAL HAZARDS AND RISKS THAT ARE INHERENT IN THE OFFSHORE SERVICES BUSINESS FOR WHICH LIABILITIES MAY POTENTIALLY EXCEED ITS INSURANCE COVERAGE AND CONTRACTUAL INDEMNITY PROVISIONS.

    Stolt Offshore's operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. Stolt Offshore insures its assets at levels which its management believes reflect their current market value. Such assets include all capital items such as ships, major equipment and land-based property. The only assets not insured are those where the cost of such insurance would be disproportionate to their value.

    Stolt Offshore's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in it being named a defendant in lawsuits asserting large claims. Stolt Offshore insures for liability arising from its operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance Stolt Offshore carries is sufficient to protect it fully in all events, all such insurance is carried at levels of coverage and deductibles that Stolt Offshore considers financially prudent. A successful liability claim for which Stolt Offshore is underinsured or uninsured could have a material adverse effect on Stolt Offshore.

    Stolt Offshore generally seeks to obtain indemnity agreements whenever possible from its customers requiring those customers to hold Stolt Offshore harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by Stolt Offshore's employees or subcontractors. Additionally, if Stolt

Offshore suffers a loss for which it is entitled to indemnity, Stolt Offshore is dependent on its customer's ability to satisfy its indemnity obligation. If the customer cannot satisfy its obligation, Stolt Offshore could suffer losses.

STOLT SEA FARM

SSF MAY ENCOUNTER SEVERE PRICE FLUCTUATIONS CAUSED BY IMBALANCES IN SUPPLY AND
  DEMAND.

    Demand for salmon and salmon trout products in the main markets in Europe, the U.S. and Asia Pacific is met by supplies from the main salmon farming regions in Northern Europe, North America and Chile. Although demand in each market tends to increase steadily, supply to the markets can vary more sharply. Growing conditions in the different regions can vary, there may be disease epidemics in different regions, and there are differing restrictions on farming capacity increases in the different growing regions. For a large part of 2000, prices in Europe and the U.S. rose exceptionally due to lower supply from Scotland and Chile, mainly attributable to diseases suffered in those regions. In the latter part of 2000 and through 2001, prices in the U.S. and Europe fell significantly as supplies from Chile and Scotland recovered to earlier levels and higher, as well as supplies from the Faeroe Islands and Ireland increasing at the same time. Sudden imbalances between supply and demand can result in significant fluctuations in selling prices and hence material variations in the results of the salmon and salmon trout farming operations.

SSF OPERATES IN AN INDUSTRY THAT IS HEAVILY AFFECTED BY NATURAL CONDITIONS.

    SSF's fish farming operations may be adversely affected from time to time by climactic conditions, such as severe storms, flooding, dry spells and changes in water temperature or salinity, and may be adversely affected by natural calamities. Because the growth rates of fish are dependent on weather conditions, unexpectedly hot or cold temperatures may adversely impact growth rates, harm the fish and lead to losses of fish. Bad weather may also delay harvest or result in the loss of equipment or fish. Storms and floods can also cause damage to facilities involving an interruption in the water supply or seaweed blockages, which may lead to a loss of fish.

    SSF's operations also may be adversely affected by other natural conditions such as algae blooms (intensive and sudden blooms of algae that occur naturally in the marine environment as a result of weather changes), pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. Although SSF uses antibiotics and other chemical substances to control diseases and parasites and uses farm management to control the impact of natural predators, if these precautions are not successful SSF could suffer losses to its fish stock, thereby reducing its revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled under mandate from government authorities as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which SSF does not currently have adequate countermeasures.

ACCIDENTS OR INTENTIONAL ACTS THAT AFFECT THE CONDITION OF THE WATER USED IN SSF'S OPERATIONS COULD ADVERSELY AFFECT ITS RESULTS.

    Farmed fish require water conditions to be carefully maintained to ensure their good health. Unintentional accidents causing pollution or loss of water may result in the death of fish or the need to harvest fish before they reach optimal market size.

    Farmed fish are also susceptible to deliberate acts of vandalism or sabotage, which can result in the death or early harvesting of the fish.

THE LIMITATIONS OF AQUACULTURE TECHNOLOGY MAY ADVERSELY AFFECT SSF'S RESULTS.

    Although most areas of technology involved in aquaculture are well-known and proven, there are certain aspects of the life cycle of certain species of fish, such as halibut and sturgeon, that are less well understood, particularly those concerning the juvenile phase of production. Unexpected events in the life cycle of farmed fish can result in either a higher production cost for fish (related to higher mortality rates or slower growth rates) or in lower grade fish (related to sub-optimal genetic qualities), either of which may adversely affect profitability.

ESCAPING FISH COULD HARM NATIVE SPECIES AND COULD OTHERWISE ADVERSELY AFFECT SSF'S RESULTS.

    Fish escaping from cages not only entails considerable risk of loss for SSF, but also may impact native species of fish. There is insufficient knowledge in the aquaculture industry about the negative effects, if any, caused by escaping fish and SSF may be exposed to lawsuits from governmental and environmental organizations. If fish escape, their chances of survival are extremely low.

FLUCTUATIONS IN FEED COST MAY ADVERSELY AFFECT SSF'S PROFITABILITY.

    Feed for fish accounts for an important part of the total production cost of SSF's products. The availability of raw material is critical to feed production, and feed producers are to a great extent dependent on the price development and availability of fish meal and fish oil. Natural limitations in the resources of the sea may lead to a shortage of fish meal and fish oil. Prices for fish feed can vary substantially because feed producers depend on the price and availability of raw materials such as fish meal and fish oil, which are scarce resources. Fluctuations in the price of fish feed may adversely affect SSF's profitability.

SSF MUST COMPLY WITH GOVERNMENT LAWS AND REGULATIONS AROUND THE WORLD.

    The production, import, sale and marketing of SSF's products are subject to governmental laws and regulations around the world. The regulatory standards administered by government agencies and by the rules of industry associations pertain to overall product quality, plant sanitation and the use of feeds, drugs and other chemical substances in aquaculture operations. In the United States, the import and marketing of SSF's products are regulated primarily by the U.S. Food and Drug Administration, or FDA, which has broad authority to prohibit entry of imported foods on various grounds.

    Government laws and regulations are used as instruments of environmental, ecological and trade policy. Governments have implemented laws and regulations to control such factors as the area where aquaculture is permitted and the number of concessions to be operated in an area, the density of fish permitted in a concession and the amount of feed that can be fed to the fish. They are also used to erect tariff barriers against the import of farmed fish and fish products. SSF is required to obtain permits and licenses in various jurisdictions, and it may not be able to renew them as they fall due. Changes in government regulation of the aquaculture industry can have a significant impact on SSF's production costs and on its ability to compete effectively in the regulated markets.

SSF'S PRODUCTS ARE SUBJECT TO SHIFTING CONSUMER PREFERENCES.

    Public perception of the health benefits or detriments of eating fish, including concerns regarding cholesterol or contamination due to pollution or disease, may affect consumer preferences and, therefore, the overall demand for these foods. SSF's business may be affected by published reports on the relative health benefits of its products or of competing seafood, meat and poultry products in the future. The relative pricing of SSF's fish products versus these other products can also impact the demand for SSF's products.

OPTIMUM LOGISTICS AND SEASUPPLIER

THE UNPROVEN BUSINESS MODELS OF OPTIMUM LOGISTICS LTD. AND SEASUPPLIER LTD. MAY FAIL TO GENERATE SUFFICIENT REVENUE OR ANY PROFITS.

    Both Optimum Logistics Ltd. ("OLL") and SeaSupplier Ltd. ("SSL") have limited operating histories, new and unproven business models, and face substantial competition. Their prospects for success must be considered in the light of the risks, including market acceptance and expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, OLL and SSL must respond to competitive developments, continue to upgrade their products and continue to attract, retain and motivate qualified personnel. There can be no certainty that OLL and SSL will be able to address these risks, their business models will be successful, or that these businesses will generate sufficient revenue or any profits.

GENERAL

OUR FAILURE TO COMPLY WITH ENVIRONMENTAL AND OTHER REGULATIONS MAY RESULT IN SIGNIFICANT FINES, PENALTIES, OR THE LOSS OF REVENUE.

    We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulation related to the protection of the environment, including national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, protection of the environment, food safety, and various import and export requirements. These laws and regulations are becoming increasingly complex, stringent, and expensive to comply with, and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect our operations. Significant fines and penalties may be imposed for non-compliance.

OUR FLOATING INTEREST RATE DEBT EXPOSES US TO THE RISK OF FLUCTUATIONS IN
  INTEREST RATES.

    Approximately 46% of our long-term indebtedness at March 31, 2002 incurs interest at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates will increase our interest cost if we do not hedge the impact of such interest rate movements.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO CHANGES IN FOREIGN REGULATIONS AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD AFFECT OUR OPERATING RESULTS.

    Operations in international markets present risks including:

    - economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

    - political instability, which could discourage investment and complicate our dealings with governments;

    - boycotts and embargoes that may be imposed by the international community on countries in which we operate;

    - labor unrest;

    - disruptions due to civil war, election outcomes, shortages of commodities, power interruptions or inflation;

    - the imposition of unexpected taxes or other payments on revenues; and

    - the introduction of exchange controls and other restrictions by foreign governments.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

    Substantial portions of our revenue and expenses are denominated in currencies other than U.S. dollars. Consequently, exchange rate movements between the U.S. dollar and the Euro, the Norwegian kroner, the Canadian dollar, the Singapore dollar, the Japanese yen and other currencies can have a significant impact on our financial results. We engage in hedging programs intended to reduce part of our short-term exposure to currency fluctuations. However, there can be no assurance that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. We do not attempt to hedge foreign earnings that are translated into dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

THE U.S. INTERNAL REVENUE SERVICE MAY RULE THAT OUR SHIPPING OPERATIONS DO NOT QUALIFY FOR EXEMPTION FROM U.S. INCOME TAXES.

    Pursuant to the Internal Revenue Code of the U.S. (the "Code"), effective for our fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The Internal Revenue Service has agreed that we qualify for this exemption for years up to and including fiscal 1992, but may review our qualifications for subsequent years. We believe that substantially all of SNTG's ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

    In February 2000, the Internal Revenue Service published proposed regulations which, if published in final form, might adversely effect our ability to qualify for this exemption. Based upon information available at this time, we believe that we will still qualify for the exemption and, in addition, may qualify for a treaty exemption. However, there can be no certainty until the Internal Revenue Service publishes the final regulations. If an equivalent exemption were not available, or if we did not qualify for a treaty exemption, we would be taxable on our U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include our share of all such income from the Stolt Tankers Joint Service ("STJS"). Under the first method, if the company operating the ship has any such income which is effectively connected with a U.S. trade or business, such income would be subject to U.S. taxation on a net basis at graduated rates of up to 35%. This income, with adjustments, would be further subject to the 30% branch profits tax to the extent not reinvested in the U.S. Under the second method, any such income which is not effectively connected with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a fixed 4% rate. The branch profits tax would not apply to income subject to the 4% tax.

OUR LEVEL OF DEBT AND BANK CREDIT AND FINANCING AGREEMENTS MAY CONSTRAIN OUR
  OPERATIONS.

    As of April 30, 2002, we had an aggregate of $1,553 million of debt outstanding. In addition, we are party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses we may engage in. The degree to which we are leveraged may affect our ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in our business. Our ability to satisfy our obligations, to reduce our debt, and remain in compliance with all of these credit/financing agreements depends on our future performance.

THE STOLT-NIELSEN FAMILY EXERCISES A CONTROLLING INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL, WHICH COULD PREVENT A CHANGE OF CONTROL.

    As of April 30, 2002, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of Stolt-Nielsen entitled to vote generally on matters brought to a vote of shareholders of Stolt-Nielsen.

    The Stolt-Nielsen Family currently exercises a controlling influence over our operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of Stolt-Nielsen without the approval of The Stolt-Nielsen Family. Additionally, the interests of The Stolt-Nielsen Family may conflict with those of other shareholders.

OUR ARTICLES OF INCORPORATION IMPOSE RESTRICTIONS ON THE OWNERSHIP OF OUR SECURITIES.

    Our Articles of Incorporation state that no one U.S. person (defined to include any person who is a citizen or resident of the United States, a corporation organized under the laws of the United States and certain other entities and their affiliates and associates) may own, directly or indirectly, more than 9.9% of our total outstanding shares at any time. In addition, the Articles provide that all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of our Board of Directors shall have authorized such shareholding in advance. The Board of Directors may take remedial action if it determines that we are threatened with "imminent and grave damage" (as defined in the Articles). We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND OUR DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN LUXEMBOURG OR SERVE PROCESS ON OUR OFFICERS OR DIRECTORS.

    We are a corporation organized under the laws of Luxembourg. Several of our directors and officers reside and maintain most of their assets outside the United States and it may not be possible to effect service of process within the United States on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the United States and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation's public policy.

ITEM 4. INFORMATION ON THE COMPANY.

HISTORY AND DEVELOPMENT OF STOLT-NIELSEN

    Stolt-Nielsen S.A. was incorporated in Luxembourg in 1974 as the holding company for all of the group's activities. Our registered office is located at 23, avenue Monterey, L-2086 Luxembourg and we are registered at the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179". Our principal executive offices are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England; telephone number 44-207-611-8960; internet address www.stolt-nielsen.com. Our agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive,
P.O. Box 2300, Greenwich, Connecticut, U.S. 06836.

    We have 89 offices and facilities, and employ approximately 13,300 persons worldwide as of November 30, 2001.

RECENT SIGNIFICANT DEVELOPMENTS

STOLT-NIELSEN TRANSPORTATION GROUP

    In 2001, SNTG completed the first phase of construction of a tank storage terminal in the U.S., located in Braithwaite, Louisiana, containing 38 tanks with storage capacity of 850,000 barrels of liquid storage and associated ship, rail and trucking facilities, at a total cost to date of approximately
$54 million. The Braithwaite terminal became operational in mid 2001 and was completed during the first quarter of 2002. In 2000, SNTG purchased the land and made progress payments on the terminal in Braithwaite, Louisiana.

    Our latest newbuilding program, which we started in 1994, was completed with the delivery of STOLT PERSEVERANCE in December 2001. During 2000, SNTG also made progress payments on newbuildings of parcel tankers under construction, and final payments on the delivery of six new parcel tankers.

STOLT OFFSHORE

    On December 7, 1999, Stolt Offshore acquired a 49% interest in the NKT Flexibles I/S joint venture. As partial consideration for the acquisition of its interest, Stolt Offshore issued to NKT Holding 1,758,242 of its Class A Shares, which were reclassified as Common Shares in March 2001. In accordance with the terms of the purchase agreement for its joint venture interest, in February 2002 one of Stolt Offshore's group companies purchased 249,621 of its Common Shares from NKT Holding at a guaranteed price of $13.65 per share for an aggregate price of $3,407,327. On December 16, 1999, Stolt Offshore acquired ETPM S.A. from Groupe GTM S.A., the predecessor of Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by the issuance of 6,142,857 of Stolt Offshore's Class A Shares. The Class A Shares were reclassified as Common Shares in March 2001. The purchase agreement relating to the acquisition of ETPM effectively provided that in the event of a sale of Vinci's Stolt Offshore shares, Vinci would receive a minimum of $18.50 per share. In accordance with the terms of that purchase agreement, in May 2002, Stolt Offshore's indirect wholly owned subsidiary purchased 6,142,857 Common Shares from Vinci for $54.7 million, based on the then current market value per share, and Stolt Offshore paid to Vinci the difference between that aggregate amount and the guaranteed aggregate price of $113.6 million.

    In April 2002, Stolt Offshore filed a registration statement with the Securities and Exchange Commission for an offering of 8.0 million of its Common Shares. The Common Shares offered by Stolt Offshore include 1,607,522 newly issued shares and 6,392,478 shares held by one of Stolt Offshore's indirect wholly owned subsidiaries following the repurchase of those shares from Vinci and NKT Holdings as described above.

    Stolt Offshore intends to use the net proceeds from the sale of its Common Shares pursuant to the offering (including those received by its indirect, wholly owned subsidiary) to repay debt incurred to purchase Common Shares from Vinci that Stolt Offshore issued in the ETPM acquisition and to settle the associated share price guarantees. Stolt Offshore incurred $110.0 million of debt for these purposes in May 2002, including $65.0 million borrowed from us and $45.0 million borrowed from banks under its exising credit facilities. Stolt Offshore intends to apply the net proceeds of the offering first, to the repayment of debt owing to us and then, if there are any remaining proceeds, to the repayment of its bank debt.

    Under Stolt Offshore's $440 million Secured Multi-Currency Revolving Facility, Stolt Offshore is required to maintain compliance with financial covenants including covenants relating to tangible net worth. Stolt Offshore's compliance with these covenants will be measured on May 31, 2002, before the proceeds of the offering of its Common Shares are received. If Stolt Offshore were to prepare these financial covenant calculations on an actual basis, Stolt Offshore expects that it would be out of compliance in respect of covenants relating to tangible net worth as it would be required to reduce its tangible net worth by $113.6 million for the purchase of its Common Shares from Vinci, but it is not able to increase tangible net worth by the proceeds from the sale of the Common Shares pursuant to the offering unless and until they are received. Stolt Offshore has obtained consent from the banks participating in the facility to calculate the financial covenants on a pro forma basis so as to account for the sale of its Common Shares pursuant to the offering completed after May 31, 2002 as if the sale had taken place by May 31, 2002. When the covenant calculations are prepared on this basis, and assuming at least
$20.0 million of net proceeds to Stolt Offshore, it will be in compliance with the covenants under the facility. The bank consent is applicable through June 30, 2002. If Stolt Offshore does not complete the Common Share offering by that date, it expects that it will no longer be in compliance with the tangible net worth covenants. At that time, Stolt Offshore will have to either seek an extension of the time to complete its offering or it will have to seek an alternative source of funds. We have assured Stolt Offshore that, if necessary, we will exchange the $65.0 million of debt that Stolt Offshore owes to us for additional Common Shares of Stolt Offshore based on the market price of such Common Shares. If this exchange is undertaken, Stolt Offshore expects that it would be in compliance with the tangible net worth covenants at that time.

    STOLT SEA FARM

    In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of Salmon in Scotland. In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout and coho in Chile. In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France. The total consideration for the aforementioned SSF acquisitions in December 2000 and 2001 was approximately
$80 million.

    OPTIMUM LOGISTICS AND SEASUPPLIER

    On February 28, 2001, we sold a minority stake in OLL to Aspen
Technology Inc., a global provider of intelligent decision support and e-business solutions for process industries. This marks a significant milestone in the plan to bring strategic partners into Optimum Logistics.

    In May 2001, PSL entered into an agreement with OneSea.com Inc. to merge their respective businesses. We maintain a controlling interest in PSL, which was renamed SeaSupplier Ltd., and which has offices in London, Oslo, Houston, Singapore, Piraeus, and Bermuda.

CAPITAL EXPENDITURES

    Capital asset expenditures by business over the last three years is summarized below. There were no significant divestitures during the three year period.

                                                            2001       2000       1999
                                                          --------   --------   --------
                                                                  (IN MILLIONS)
Stolt-Nielsen Transportation Group:
    Tankers.............................................    $ 43       $150       $175
    Tank Containers.....................................       9         27          9
    Terminals...........................................      58         29          7
                                                            ----       ----       ----
  Total Stolt-Nielsen Transportation Group..............     110        206        191
Stolt Offshore..........................................      63         62         91
Stolt Sea Farm..........................................      41         12         21
Corporate and Other.....................................       5          6         --
                                                            ----       ----       ----
  Total Stolt-Nielsen...................................    $219       $286       $303
                                                            ====       ====       ====

    In addition, the cash costs of acquisition of subsidiaries, net of cash acquired, amounted to $81 million (primarily for Stolt Sea Farm), $120 million (primarily for Stolt Offshore) and $22 million in 2001, 2000, and 1999, respectively. These amounts exclude non-cash costs for acquisitions of $9 million, $265 million and $9 million in 2001, 2000 and 1999, respectively.

    Projected capital asset expenditures for 2002 amount to approximately
$150 million comprised of $50 million for SNTG, $40 million for Stolt Sea Farm and $60 million for Stolt Offshore.

ASSET DISPOSITIONS

    In 2001, proceeds from the sale of assets were $77 million, including
$70 million for the sale of tank storage terminals in Perth Amboy, NJ and Chicago, IL and $6 million for Stolt Offshore. In 2000, proceeds from the sale of assets were $72 million including $50 million for tank containers that were leased back and $19 million for Stolt Offshore. In 1999, proceeds from the sale of assets were $119 million including $56 million for sale of ships and $52 million for tank container sales.

BUSINESS OVERVIEW

GENERAL

    We are a holding company which, through our subsidiaries, is engaged in: the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids; offshore construction services including design, procurement, building, installation and servicing of a range of offshore surface and subsurface infrastructure for the global oil and gas industry; and aquaculture; the production, marketing, and distribution of farmed fish. We have two Internet-based businesses, one focused on bulk logistics and the other on procurement for ship owners and operators.

DESCRIPTION OF BUSINESS SEGMENTS

STOLT-NIELSEN TRANSPORTATION GROUP

    The transportation business is carried out through Stolt-Nielsen Transportation Group Ltd., which represented approximately 39% of our 2001 net operating revenue, approximately 94% of 2001 income from operations, and approximately 50% of total assets as of November 30, 2001.

    SNTG is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. These products are carried on worldwide seaborne trade routes for the producers, refiners, and distributors of such products, as well as for trading, end-manufacturing, and industrial companies. Several of SNTG's largest customers are among the world's major chemical companies. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for the transportation of smaller cargo lots. SNTG's terminal operations facilitate the turnaround of its parcel tankers. The different operations of SNTG share many of the same customers and employ many of the same chemical handling and cleaning technologies. While the parcel tanker operations remain SNTG's single largest activity, the expansion of its tank container operations and storage and distribution services has increasingly enabled SNTG to provide integrated logistics solutions for its customers' transportation requirements. SNTG offers fully integrated transport and logistic services including intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, rail, and storage.

    PARCEL TANKER OPERATIONS

    SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. SNTG is one of the largest operators of parcel tankers in the world. As of March 31, 2002, SNTG marketed a fleet of 133 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 40,000 deadweight tons ("dwt") (of which 73 were over 10,000 dwt), and totaling approximately 2.2 million dwt. Of the 133 tankers, 68 ships provide intercontinental service, 30 ships provide regional service and 35 ships provide inland or river service.

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

    SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS" or "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The Joint Service participants include affiliates and non-affiliates of Stolt-Nielsen. This fleet currently is comprised of 67 parcel tankers totaling approximately 1.9 million dwt. Of these, SNTG owns 44 ships and time-charters two ships for participation in the STJS.

    The Joint Service operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt", 50%-owned by Stolt-Nielsen), one ship owned by Barton Partner Limited, five ships owned by Bibby Pool Partner Limited and two ships owned by Unicorn Lines (Pty) Limited. The STJS currently has six additional tankers on time-charter.

    Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to seek to optimize its total results.

    Stolt Tankers Inc., a Liberian corporation wholly owned by us, acting as agent for the STJS, enters into contracts with third parties on behalf of the STJS. The STJS ships are marketed by SNTG's professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. Management believes that SNTG's ships operating in the STJS derive higher utilization, revenues, and profitability than competitors operating outside a similar pooling arrangement.

    SNTG also operates tankers in six regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific
Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Europe Service ("SNIES") operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service ("SNITS") currently operates 35 inland tankers on the River Rhine and the adjacent Rotterdam Antwerp waterways.

    During 2000, SNTG entered into co-service agreements with two parcel tanker companies, Tokyo Marine and Seatrans, to improve the scheduling of SNTG's fleets, and increase operational efficiency and customer service. In January 2002, SNTG announced an additional co-service agreement with Jo Tankers.

    SNTG manages all of its owned ships and employs its own seafarers except for one bareboat chartered vessel which is managed externally. For its shipowning activities SNTG has secured International Ship Management Association ("ISMA") Quality Assurance System certification, which includes International Standards Organization ("ISO") 9002 and International Safety Management ("ISM") certifications.

    SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers. In some markets third-party brokers support this effort. SNTG's top ten tanker customers and top ten products accounted for 29% and 30%, respectively, of the total SNTG deep sea tanker revenue in 2001.

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

    SNTG is the largest door-to-door operator in the tank container market. SNTG's tank container operations specialize in smaller lot shipments of bulk liquid products. These are primarily operated for door-to-door shipments. SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly- manufactured tank containers and through acquisitions. SNTG specializes in offering door-to-door tank container transportation services, making all transportation arrangements from origin to destination on behalf of the shipper. SNTG is one of the largest operators in the door-to-door business, deploying approximately 11,950 tank containers in all major worldwide markets. In addition, approximately 1,800 tank containers are managed on behalf of customers.

    There was a slight improvement in volume of container shipments in 2001. The increase from 1999 to 2000 was attributable to increased demand and a larger fleet for tank containers. Tank container shipments in 2001 totaled 59,762, a 2% increase from shipments of 58,624 in 2000. Shipments in 2000 reflected an increase of 11% from shipments of 52,922 in 1999. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan. Growth of 5% is anticipated in 2002 as a result of increased marketing and sales efforts in all regions. Shipments increased in 2000 against 1999 in all major regions. Shipments from Europe, North America, and intra-Asia were particularly strong during 2000, continuing the trend established in late 1999. As of March 31, 2002, SNTG controls a fleet of approximately 13,750 tank containers of which approximately 4,400 are owned and 9,350 are tank containers that are leased in or managed for customers.

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

    TERMINAL OPERATIONS

    SNTG has interests in, investments in or alliances with ten bulk liquid storage terminals. SNTG's terminals offer storage services and consolidate inland waterway and land transportation for more efficient operation and better customer service. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately
3.4 million barrels of liquid storage. In 2001, SNTG completed the first phase of the construction of a tank storage terminal located in Braithwaite, Louisiana with a storage capacity of approximately 0.8 million barrels of liquid storage and associated ship, rail and trucking facilities at a total cost to date of approximately $54 million. The Braithwaite terminal became operational in mid-2001. The terminal was 48% completed with a total of 405,000 barrels operational at year end, with the balance of 445,000 barrels completed during the first quarter of 2002. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and for third parties.

    SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.5 million barrels: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Terminal Holdings Ltd., a publicly-traded company listed on the Singapore Stock Exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong Stolthaven IL Tank Terminal which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of Vopak pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port.

    The following table contains information on SNTG's terminals as of March 31, 2002:

STORAGE LOCATION                        % HOLDING   YEAR ACQUIRED   CAPACITY (BARRELS)
----------------                        ---------   -------------   ------------------
Houston, Texas........................     100%        1982             2,050,200
Braithwaite, Louisiana................     100%        2001               850,000
Santos, Brazil........................     100%        1982               454,700
                                                                        ---------
  Sub Total...........................                                  3,354,900
Joint Ventures
  Westport, Malaysia..................      40%        1998               417,000
  Kuantan, Malaysia...................      10%        1999               305,000
  Shenzen, China......................      26%      1998-2000            640,100
  Shanghai, China.....................      26%      1998-2000            416,300
  Ulsan, South Korea..................      50%        1999             2,682,700
                                                                        ---------
  Sub Total...........................                                  4,461,100
                                                                        ---------
  Total...............................                                  7,816,000
                                                                        =========

    SNTG currently holds the ISO 9002 certification, obtained in 1994, for its terminal business systems in Houston and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

    SNTG also operates a fleet of 355 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

STOLT OFFSHORE

    The offshore contracting business is carried out through Stolt
Offshore S.A. (Stolt Offshore or SOSA), (formerly named Stolt Comex
Seaway S.A.) a subsidiary in which, as of May 15, 2002 we hold a 57% economic interest and a 65% voting interest.

    A publicly traded company since May 1993, we established Stolt Offshore through the acquisitions of two leading diving support services companies, Comex Services S.A. ("Comex") and Stolt-Nielsen Seaway A/S in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

    In August 1998, Stolt Offshore acquired the Houston-based Ceanic Corporation, a publicly traded subsea contractor, for approximately
$218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition Stolt Offshore acquired a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies. Stolt Offshore's acquisition of Ceanic was strategically important in that it provided significant operations in the Gulf of Mexico. These operations, combined with its deepwater technology and know-how, allow Stolt Offshore to participate in the growing deepwater construction market in the Gulf of Mexico and gives it the ability to build relationships with Houston-based oil and gas companies who conduct much of their worldwide business from Houston.

    In December 1998, Stolt Offshore acquired the ROV business of Dolphin A/S for approximately $16.9 million. This acquisition, which included 21 ROVs mostly on long-term contracts to Norwegian oil companies, strengthened its position in the ROV drill support market in Norway.

    On December 7, 1999, Stolt Offshore completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. Stolt Offshore owns 49% of NKT and the remaining 51% is owned by NKT Holdings A/S. The total consideration for Stolt Offshore's share in the joint venture was $36.0 million funded partly by cash and partly by Class A Shares. The Class A shares were subsequently converted to Common Shares on a one-for-one basis. This investment secures Stolt Offshore's supply of flexible products.

    On December 16, 1999, Stolt Offshore acquired the French offshore construction and engineering company ETPM S.A., a wholly owned subsidiary of Groupe GTM S.A. Groupe GTM was subsequently acquired by Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by the issuance of 6.1 million Class A Shares. The Class A Shares were subsequently converted to Common Shares on a one-for-one basis. The acquisition of ETPM provided Stolt Offshore with a strong market position in West Africa, which is one of the fastest growing markets for its services. Stolt Offshore also gained significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden its range of pipelay capabilities.

    On July 18, 2001, Stolt Offshore acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, Stolt Offshore acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. Stolt Offshore paid a total of $16.7 million of cash for these two companies, $4.3 million of which in relation to the Paragon acquisition has been deferred until March 2005. These acquisitions, by adding conceptual design and detailed engineering skills, will enable Stolt Offshore to better undertake all of the engineering required on many of the large engineering, procurement, installation and commission type contracts that it expects to come into the market in the next few years.

    Stolt Offshore provides services and products that add value for its customers at all phases of offshore oil and gas field exploration, development and production. Stolt Offshore surveys the seabed and provides other support services for drilling test holes during the exploration phase. When a field is being developed, Stolt Offshore applies its technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. Stolt Offshore also procures or fabricates and installs equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, wellheads, pipelines and electrical and hydraulic cables, known as umbilicals, that are used to control subsea wells. The pipelines are used to transport oil and gas underwater and to the production and processing facilities at the surface. They may be steel pipe, referred to as rigid pipe, or of a bonded structure, referred to as flexible pipe, depending on technical requirements, and may be narrow (flowlines) or wide (trunklines) depending on production volumes and pressure. Stolt Offshore also combines its design and fabrication expertise to manage the building of floating facilities (known as FPSOs) that process, store and offload oil and which are used in very deep water where a platform or topside would be impractical. During the time that the field is producing oil or gas, Stolt Offshore inspects, maintains and repairs this equipment. Once the field has been depleted and is to be abandoned, Stolt Offshore provides field decommissioning services which include the removal of offshore structures and equipment.

    Stolt Offshore is one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Stolt Offshore's worldwide operations are managed through six regional offices which are in Aberdeen, Scotland for the United Kingdom and Southern North Sea; Stavanger, Norway for the Norway Region; Singapore for Asia Pacific; Nanterre, France for operations in southern Europe, Africa and the Middle East; Houston, Texas for the Gulf of Mexico and Macae City in Brazil for South America. Stolt Offshore has operated in more than 60 countries and currently operates in over 34 countries.

    Stolt Offshore provides its conceptual design and engineering services for all regional operations through its offices in Houston, Texas and Nanterre, France. Stolt Offshore employs approximately 500 engineers worldwide. Stolt Offshore assembles and constructs offshore infrastructure equipment at its fabrication yards in Nigeria and Angola. Stolt Offshore's principal executive offices are located in Sunbury, near London, England. Stolt Offshore has a world class fleet of highly specialized ships, barges and unmanned underwater remotely operated vehicles, or ROVs, deployed in the world's major offshore oil and gas exploration regions, including:

    - 9 construction support ships;

    - 4 flowline lay ships;

    - 9 survey/inspection, repair and maintenance ships;

    - 11 anchored construction and maintenance ships;

    - 1 heavy lift ship;

    - 7 pipelay barges;

    - 4 tugs and other ships;

    - 95 ROVs (5 of which are owned by a joint venture); and

    - 11 hardsuits for manned dives.

    Projects relating to the engineering and construction of new offshore oil and gas fields, which typically lasts more than one year, accounts for approximately 95% of Stolt Offshore's revenues while work related to the inspection, repair and maintenance of oil and gas fields throughout their time in production accounts for the remaining 5% of revenues.

    Stolt Offshore's services cover all phases of offshore oil and gas operations, from exploration to decommissioning. Stolt Offshore offers its products and services through the following lines of business:

    - The Pipelay and Engineering, Procurement Installation and Commissioning
      (EPIC) business line involves offshore fields where platforms are part of the infrastructure or where there is a large diameter pipeline or a major offshore element of pipeline work. These activities may include platform design and fabrication or tieback projects, which involve pipelaying or pipeline procurement to connect a new production well to an existing structure.

    - The Subsea Construction business line involves projects where there may be one or more of the following elements: well control umbilical laying; burying rigid or flexible pipelines in the seabed to protect and insulate them (trenching); laying flexible pipelines; installing short pipes that connect other pipelines (jumpers); and/or hyperbaric welding (which is welding performed in a dry atmosphere in an underwater chamber).

    - The Deepwater Development business line involves large or complex offshore projects where Stolt Offshore has some influence over the architecture of the oil or gas infrastructure and could include the design, manufacturing and installation of flowlines, production risers and other subsea structures.

    - The Floating Production business line involves the design and management of the building of FPSOs for use in very deep water.

    - The Regional Services business line handles local business projects including seabed survey and positioning for drill rig location or defining pipeline routes engineering studies, drilling support, shallow water pipelay or inspection, repair and maintenance operations.

    Stolt Offshore also provides field decommissioning services at the end of the working life of an offshore oilfield.

    Stolt Offshore offers heavy lift floating crane services through a joint venture company, SHL. SHL charters the heavy lift barge STANISLAV YUDIN from a subsidiary of Lukoil, our joint venture partner in SHL. Stolt Offshore also manufactures flexible flowlines and dynamic flexible risers (which are flexible pipelines from the sea floor to the surface) through the joint venture company NKT, in which it has a 49% interest. The remainder of the joint ventures in which Stolt Offshore has interests have been formed either with a national oil company, such as Sonangol in Angola or Socar in Azerbaijan, or on a project-specific basis to enhance the range of services provided to the customer. Stolt Offshore typically has interests ranging from 25% to 55% in these joint ventures.

STOLT SEA FARM

    Our wholly-owned subsidiary, Stolt Sea Farm Holdings plc. produces, processes, and markets a variety of high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon (primarily for caviar), caviar, tilapia and tuna. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by us in late 1991.

    SSF produces, processes, and markets a variety of high quality seafood with salmon production sites in Norway, North America, Chile and Scotland; salmon trout production sites in Norway and Chile; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

    Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. The aquaculture industry is one of the fastest growing segments of the food industry with an average annual growth rate of 12% between 1984 and 2000. Global aquaculture now represents approximately 20% of the total world supply of fish and aquatic products. As the world population grows and individuals increasingly seek healthier products such as fish, and the supply of wild catch seems to have reached its peak level, the demand for farmed fish is expected to increase. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region.

    In SSF, the growth and harvesting of different fish species, and generations within those species, follow set patterns over the life cycle of the species. The cycle starts with the build-up of inventory of the species, and ends as the inventory is harvested over a certain period. These patterns are different for each species, and they do not all coincide. It is not always possible to discern seasonality overall, although there may be occasions when the coincidence of several cycles may result in a noticeable fluctuation. In northern hemisphere markets for salmon, demand tends to rise in holiday seasons, typically at the end of the year and during spring.

    The world's main seafood markets are Asia, North America and Europe. Traditionally, there have been several middle-men between producers and consumers of fresh seafood. The majority of fish farmers do not have their own world wide sales and marketing organizations, and these companies will typically sell their fish to an exporter or a domestic wholesaler, which in turn will sell to importers, wholesalers and distributors, which in turn will sell to food service operators and retailers (restaurants and supermarkets). The overall trend in Europe, North America and Asia seems, with a varying degree of speed and concentration, to be moving toward a consolidation into fewer and larger vertically integrated fish farming companies selling their products more directly to food service operators, restaurant chains and supermarket chains. These customers in turn, to an increasing degree, are demanding a higher degree of value added and consumer convenient products.

    Of the main competitors in the industry, SSF is one of three currently with a presence in all the four major farming regions--Norway, Chile, Canada/U.S. and the U.K allowing SSF to supply customers in all major markets at competitive prices year round. Two other major competitors farm in three of the big four regions. SSF is the only producer with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming various new species which offer product cross selling advantages and further earnings opportunities. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

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

    In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

    The total consideration for the aforementioned SSF acquisitions in 2000 was approximately $9 million.

    In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna.

    In December 2000, SSF purchased the remaining 49% of Ocean Horizons SA ("OHSA") that it did not own. OHSA is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

    In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of salmon in Scotland.

    In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout, and coho in Chile.

    In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France.

    The total consideration for the aforementioned SSF acquisitions in December 2000 and in 2001 was approximately $80 million.

    In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.

OPTIMUM LOGISTICS

    Optimum Logistics Ltd. ("OLL") was established in Bermuda on December 30, 1999. OLL offers an internet-based logistics system for global supply chain management for companies engaged in the bulk materials industries. OLL connects all participants in a producer's supply chain, such as carriers, terminal operators, receivers, surveyors, and freight forwarders. This system, TransLink-TM- ("TransLink"), enables OLL's customers to improve the efficiency of their entire supply chains.

    OLL has focused its initial technological development and marketing efforts on the bulk marine segment of the chemicals industry. During 2000, efforts were directed toward the development of logistics products and pilot testing of these products with various chemical producers. In 2001, OLL focused on commercializing the existing technology by developing commercial relationships with a number of multinational chemical companies. Additionally, OLL undertook a significant development effort to enhance the functionality of TransLink and to develop additional products, including TransBid-TM- ("TransBid"), a freight procurement application and TransBridge-TM- ("TransBridge") a middleware allowing for integration across OLL's products and to client's Enterprise Resource Planning Systems. TransBridge was completed at the end of December 2001 and TransBid was completed at the end of May 2002.

    During 2000, OLL did not generate revenues and incurred operating losses and negative operating cash flow. OLL relied on equity and debt financing from us to fund its operations. During 2001, OLL generated revenues of $969,542. The external revenue sources totaled $418,235 based primarily on subscription and transaction fees paid by customers. Internal revenue sources, defined as those accounts with fees generated through subscription and transaction, but paid by SNTG as part of an overall logistics solution provided by SNTG, and fees paid directly by SNTG for the use of the TransLink-based Stolt Storefront software, totaled $551,307. All revenues are recognized as earned based on monthly subscriptions and/or transaction fees. All revenues were generated from U.S.-based customers, although the software may have been deployed globally.

    On February 28, 2001, we sold a 19 percent minority interest in OLL to Aspen Technology, Inc. ("Aspen"), a global provider of intelligent decision-support and e-business solutions for process industries.

    During 2001, OLL incurred operating losses and negative operating cash flow. OLL relied on equity and debt financing from Stolt-Nielsen and Aspen to fund its operations. Operating costs in 2001 were largely associated with software development and depreciation, employee salaries and benefits and other general and administrative costs to run the business. External software development costs are either capitalized or expensed as incurred, and will largely be eliminated in 2002 as OLL hired a team of experienced software developers in June of 2001.

SEASUPPLIER

    In early 2000, we established Prime Supplier Ltd., now renamed
SeaSupplier Ltd. ("SSL"), which offers an Internet-based total marine procurement system, which makes available products and services needed for marine operations. The system enables ship operators to electronically select, purchase and arrange delivery for all the ship's needs for consumables, spare parts and other services. SSL employs a proprietary supplier and price database to intelligently manage the procurement process, including transportation.

    During 2000, SSL did not generate revenues and incurred operating losses and negative operating cash flow. SSL relied on equity and debt financing from Stolt-Nielsen to fund its operations.

    In May 2001, SSL acquired the assets and liabilities of OneSea.com Inc., through the sale of a minority interest in SSL to the shareholders of OneSea.com Inc. resulting in the name change to SSL. We maintain a controlling interest in SSL, which has offices in London, Oslo, Houston, Singapore, Piraeus, and Bermuda.

    During 2001 SSL incurred operating losses and negative operating cash flow. SSL began to generate internal revenue during the second half of the year. SSL relied on equity financing from us to fund its operations. The operating expenses were largely associated with software development and employee salaries and benefits.

    In October 2001, SSL signed a contract with Seabulk International, and this was followed by contracts with Royal Caribbean Cruise Lines and Teekay
Shipping Ltd., both in January 2002. In May 2002, SSL signed a global e-procurement contract with Tokyo based Nippon Yusen Kabushiki Kaisha (NYK
Line). SSL started generating external revenue in the first quarter of 2002 and is currently negotiating several new contracts.

FINANCIAL SUMMARY OF BUSINESSES

    The following table sets out the net operating revenue, income from operations and identifiable assets for each of our businesses for the year ended November 30, 2001:

                                                            NET
                                                         OPERATING               INCOME FROM             IDENTIFIABLE
                                                          REVENUE                OPERATIONS                 ASSETS
                                                    -------------------      -------------------      -------------------
                                                                               ($ IN MILLIONS)
Stolt-Nielsen Transportation Group:
  Tankers.........................................   $  755       28%          $ 97        66%         $1,574        40%
  Tank Containers.................................      214        8             17        12             151         4
  Terminals.......................................       79        3             24        16             264         6
                                                     ------      ---           ----       ---          ------      ----
Subtotal..........................................    1,048       39            138        94           1,989        50
Stolt Offshore....................................    1,256       47             34        23           1,560        39
Stolt Sea Farm....................................      374       14             (1)       (1)            414        11
Corporate and Other...............................       --       --            (24)      (16)              9        --
                                                     ------      ---           ----       ---          ------      ----
  Total...........................................   $2,678      100%          $147       100%         $3,972       100%
                                                     ======      ===           ====       ===          ======      ====

GEOGRAPHIC DISTRIBUTION

    The following table sets out net operating revenue by country for our reportable segments. SNTG net operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. Stolt Offshore net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated.

    Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. Effective September 1, 2001, we changed our method of reporting freight revenue and costs for the SSF business segment in compliance with Emerging Issues Task Force
(EITF) Issue No.: 00-10, "ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS." Freight costs will now be charged to operating expenses rather than netted against net operating revenue. Our financial statements have been reclassified to reflect the increase in net operating revenue and operating expenses of $15.5 million and $15.7 million for the years ended November 30, 2000 and 1999, respectively.

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
NET OPERATING REVENUE:
STOLT-NIELSEN TRANSPORTATION GROUP:
Tankers:
  United States.............................................   $  245     $  278     $  272
  South America.............................................       74         58         48
  Netherlands...............................................       48         47         43
  Other Europe..............................................      135        105        100
  Malaysia..................................................       68         54         44
  Other Asia................................................      148        118        110
  Other.....................................................      100         85         54
Less commissions, sublet costs, transshipment and barging
  expenses..................................................      (63)       (53)       (53)
                                                               ------     ------     ------
                                                                  755        692        618
                                                               ------     ------     ------

Tank Containers:
  United States.............................................       68         80         73
  South America.............................................        9          9          7
  France....................................................       22         23         24
  Other Europe..............................................       54         55         46
  Japan.....................................................       12         16         25
  Other Asia................................................       38         39         30
  Other.....................................................       11          2          1
                                                               ------     ------     ------
                                                                  214        224        206
                                                               ------     ------     ------

Terminals:
  United States.............................................       71         52         49
  Brazil....................................................        8          7          6
                                                               ------     ------     ------
                                                                   79         59         55
                                                               ------     ------     ------
    Total Stolt-Nielsen Transportation Group................    1,048        975        879
                                                               ------     ------     ------

STOLT OFFSHORE:
  Asia Pacific..............................................       39         40         43
  North America.............................................      277        122        156
  Norway....................................................      111        199        165
  SEAME.....................................................      520        445         57
  South America.............................................       50         53         56
  United Kingdom............................................      215        124        162
  Other Corporate...........................................       44         --          2
                                                               ------     ------     ------
    Total Stolt Offshore....................................    1,256        983        641
                                                               ------     ------     ------

STOLT SEA FARM:
  United States.............................................       99        123        107
  Canada....................................................       18         17         14
  Chile.....................................................        7          1         --
  United Kingdom............................................       19         21         22
  Norway....................................................       19          8         22
  Spain.....................................................       14         11         12
  Japan.....................................................      138         70         48
  Others, net...............................................       60         75         51
                                                               ------     ------     ------
    Total Stolt Sea Farm....................................      374        326        276
                                                               ------     ------     ------
    Total Stolt-Nielsen.....................................   $2,678     $2,284     $1,796
                                                               ======     ======     ======

STRATEGY AND COMPETITIVE STRENGTHS

    We pursue a strategy of seeking to provide sophisticated industrial services to customers in niche markets which demand complex technology. We aim to operate in global markets where we are, or believe we can become, the market leader. Our investment philosophy is to generate value over the long term.

STOLT-NIELSEN TRANSPORTATION GROUP

    SNTG's strategy is to build a global network to take care of our customers' every bulk liquid logistic need from door to door throughout the world and to be the low cost provider of such services.

    The demand for bulk liquid transportation services varies with patterns of industrial growth and world trade. Historically, such demand has grown at a greater rate than world trade, which itself has grown faster than industrial production.

    In 1994, SNTG embarked on a new building program to construct 25 new parcel tankers (of which one ship was cancelled) designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970s. The last ship in this newbuilding program was delivered in December 2001. The ships in the newbuilding program have greater capacity than the units they have replaced and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers.

    SNTG's tank container operations provide transportation services for many of the same type of bulk liquids that are carried in parcel tankers, although tank containers transport smaller lots. A major trend in the tank container market is the conversion from transportation of liquids in drums to tank containers. As tank containers can be reused, the transportation of liquids in tank containers provides a cleaner, safer, and more economical means of transportation than by drums, which typically must be disposed of after only a few uses. It is SNTG's intention to continue to expand its presence in this market in response to the needs of its customers, and to continue to provide an important link in SNTG's transportation service chain. By using tank containers, SNTG is able to offer door-to-door, just-in-time deliveries. In developing countries in the Asia Pacific region where there is little supporting infrastructure for tank containers, SNTG has also been a pioneer in developing cleaning and maintenance facilities for tank containers.

    SNTG's terminal operations support its parcel tanker operations by enabling quicker turnaround of the tankers when in port. They also provide hubs for servicing SNTG's customers by integrating storage with sea and land transportation by parcel tanker, rail, and road. It is SNTG's strategy to take advantage of existing infrastructure and to make selective investments to increase the capacity of its existing terminal facilities, as well as to look for new opportunities on a worldwide basis to expand its network of services and improve operational efficiency through faster parcel tanker turnaround and the integration of transportation services.

STOLT OFFSHORE

    Stolt Offshore's goal is to enhance its position as a full-service offshore contractor providing a full range of global offshore development and construction service to its customers.

    Stolt Offshore has historically had a strong position in the North Sea and Brazil since offshore oil exploration started there in the early 1970s. In 1998, Stolt Offshore embarked on a strategy to address changing market dynamics by expanding its service offering and strengthening its market position in the high growth markets of West Africa and the Gulf of Mexico. In 1998, Stolt Offshore acquired Ceanic Corporation which gave it a strong presence in the Gulf of Mexico market and the ability to build relationships with Houston-based oil and gas companies. In 1999, Stolt Offshore purchased ETPM S.A., which significantly enhanced its strength in the West African market, and Stolt Offshore acquired a 49% interest in the NKT Flexibles I/S joint venture, which secures its supply of flexible flowlines. In 2001, Stolt Offshore acquired Ingerop Litwin, now called Paragon Litwin, and a controlling interest in Paragon Engineering Services to strengthen its engineering capabilities. Stolt Offshore now has the necessary engineering, construction and technological assets to undertake all aspects of EPIC projects for virtually any new offshore oil and gas field in each of the major offshore markets.

STOLT SEA FARM

    SSF's mission is to position itself as a world leading seafood company; by capitalizing on the potential of aquaculture world wide, through the long term development of new species and new farming technologies; by adding value to its products through further processing into convenient "ready-to-eat" products; and by building its own global sales network, close to its customers, making STERLING and PRODEMAR branded seafood products conveniently available to the consumer. In its strategy, Stolt Sea Farm emphasizes scale as well as decentralized farming operations, the importance of being fully integrated along the value chain, and the importance of having both a strong local presence in all the major markets and a production platform in all four major production regions. Stolt Sea Farm focuses on spearheading research and development and taking a position with branded seafood products in several new species.

REGULATION

    Our businesses are subject to international conventions and U.S. and other governmental regulations which strictly regulate various aspects of our operations. In addition, we are required by various governmental and other regulatory agencies to obtain certain permits, licenses, and certificates with respect to our equipment and operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have or can readily obtain all permits, licenses, and certificates necessary to conduct our operations. Some countries require that we enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. We have entered into such arrangements where necessary.

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

    In compliance with OPA '90 requirements, SNTG has obtained Certificates of Financial Responsibility for all of its ships which call on U.S. ports.

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

    OPA '90 has made liability insurance more expensive for shipowners and ship operators and has also caused insurers to consider reducing available liability coverage, although this has not yet occurred. See "Insurance" in this Item 4.

STOLT OFFSHORE

    Stolt Offshore's business is subject to international conventions and governmental regulations that strictly regulate various aspects of its operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which Stolt Offshore operates govern its operations in these areas. In the North Sea, these regulations include established working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are among the most stringent in the world. In the absence of any specific regulation in other geographic regions, Stolt Offshore closely follows the standards set by the International Marine Contractor Association.

    Stolt Offshore's operations in the United Kingdom are subject to a variety of worker and European community safety laws. The Health and Safety at Work Act of 1974, and regulations made thereunder, mandate general requirements for safe workplaces for all employees. Similar regulations apply in Norway, France and other European countries in which it operates.

    In the United States, Stolt Offshore is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The Customs Service is authorized to inspect vessels at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated by the Minerals Management Serivce. Stolt Offshore's U.S. operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees, protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972, and the Oil Pollution Act of 1990.

    The International Maritime Organization recently made the regulations of the International Safety Managment (ISM) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and vessel certifications which is effective, unless extended by governmental authorities, on July 1, 2002. Stolt Offshore believes that it is currently in compliance with these standards or will be in compliance in all relevant jurisdictions by the effective date.

    Compliance with current environmental, safety and other laws and regulations is an ordinary part of Stolt Offshore's business. These laws change frequently and, as an ordinary part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on Stolt Offshore's financial condition or results of operations in recent years, there can be no assurance that it will not have such an impact in the future. Moreover, although it is Stolt Offshore's objective to maintain compliance with all such laws and regulations applicable to it, there can be no assurance that Stolt Offshore will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

    In addition, Stolt Offshore is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kind of permits, licenses and certificates required in Stolt Offshore's operations depend upon a number of factors but are normally of a type required of all operators in a given jurisdiction. We believe that Stolt Offshore has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that Stolt Offshore enter into a joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

    Stolt Offshore's operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect Stolt Offshore's operations and those of its customers.

STOLT SEA FARM

    SSF is subject to the laws and regulations of the individual countries, including Norway, the U.K., Canada, the U.S., Chile, Spain, Portugal, France, Belgium and Australia, in which its operations are situated which strictly regulate various aspects of its operations. The hatcheries, the ongrowing sites, and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF's products in various markets around the world.

    In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers, in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The agreement expires in 2002 and at this time it is not known what, if anything, will take its place.

    In July 1998, the U.S. Department of Commerce imposed duties on imports of fresh Atlantic salmon from Chile into the U.S. Eicosal, a 12.5% owned joint-venture partner at that time, suffered the highest duty rate of 10.69%. On the first administrative review for the period July 1998 to June 1999, Eicosal's duty was reduced to DE MINIMIS and subsequently they now enjoy a zero duty. The second review period, July 1999 to June 2000, also found zero duty for Eicosal. The third period, July 2000 to June 2001, review has not yet been completed. If the third administrative review also determines DE MINIMIS duties for Eicosal they may apply to be revocated from the duty and if accepted, their duty rate will remain permanently at zero. In July 2001, SSF purchased the remaining 87.5% of Eicosal, which is now fully owned by SSF. Ocean Horizons, a 100% owned Chilean salmon farming subsidiary, was too small in size to be selected by the U.S. Department of Commerce for review, and is subject to an average duty rate of 4.57%. The petitioners for the duty have requested that Ocean Horizons and Eicosal be "collapsed" for purposes of duty review.

    All species of sturgeon have now been added to Appendix II of the Convention on International Trade in Endangered Species of Wild Fauna and Flora ("CITES"). As a result, all international trade of sturgeon and caviar is now regulated, and all exports require proper documentation. While this does not affect the sale of SSF California's products within the U.S., it does mean that exports from the U.S. require proper license documentation. We have been working with the U.S. government to obtain the necessary documents and now have the procedures in place to allow export.

COMPETITION

STOLT-NIELSEN TRANSPORTATION GROUP

    The market for the integrated transportation and logistics services provided by SNTG is in its infancy. In providing such services, SNTG competes primarily with a few other large terminal and transport companies who are developing such services. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional, which depend on the routes and ships employed. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines which operate tank containers. SNTG's terminal operations compete primarily with other independent terminal companies. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled. Corporations such as Vopak that own and operate terminals on a worldwide basis own many of the competing terminals.

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

    Stolt Offshore believes that it is one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in most of the range of services that Stolt Offshore offers to its customers is limited to three main competitors, Technip-Coflexip, the Halliburton DSND joint venture now known as "Subsea7," and Saipem S.p.A., occasionally working as Saibos, the joint venture between Saipem S.p.A. and Bouygues Offshore S.A. Stolt Offshore is subject to intense competition from these offshore contractors. In North America, J. Ray McDermott Inc., Global Industries Inc., Cal Dive International and Horizon Offshore Contractors Inc. also provide similar services to those that Stolt Offshore provides. Additionally, these services are provided by J. Ray McDermott Inc. in Asia Pacific and the Middle East and by Global
Industries Inc. in Asia Pacific and West Africa. However, Stolt Offshore believes that these companies are not capable of operating in all the major oil and gas producing regions worldwide. Stolt Offshore also competes with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. Stolt Offshore also faces substantial competition from smaller regional competitors and less integrated providers of offshore services.

STOLT SEA FARM

    SSF competes with other producers of farmed seafood and with suppliers of wild catch and other species of fish. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, U.K., Irish and Faeroese producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, SSF competes with importers and producers of farmed and wild fish. The turbot production in Spain, Portugal and France competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

INSURANCE

    We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and Stolt Offshore is currently covered by hull and machinery insurance in the aggregate amount of $3.8 billion. Marine liabilities, which may be incurred through the operation of SNTG's and Stolt Offshore's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately
$4.25 billion per incident except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities are insured up to $200 million. We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate.

PRINCIPAL OPERATING SUBSIDIARIES

    As of April 30, 2002, our principal operating subsidiaries are as follows:

                                                                              %
                                              COUNTRY OF INCORPORATION   SHAREHOLDING
                                              ------------------------   ------------
Stolt-Nielsen Transportation Group Ltd......  Liberia                         100
Stolt-Nielsen Transportation Group Ltd......  Bermuda                         100
Stolt-Nielsen Transportation Group Inc......  USA                             100
Stolt-Nielsen Transportation Group B.V......  Netherlands                     100
Stolt-Nielsen Transportation Group AG.......  Switzerland                     100
Stolt-Nielsen Transportation Group Pte.
  Ltd.......................................  Singapore                       100
Stolt Tankers Inc...........................  Liberia                         100
Stolt General Product Tankers Inc...........  Liberia                         100
Anthony Radcliffe Steamship Company
  Limited...................................  England                         100
Stolt-Nielsen Inter European Service B.V....  Netherlands                     100
Stolt-Nielsen Inter Asia Service Inc........  Liberia                         100
Stolt-Nielsen Inland Tanker Service B.V.....  Netherlands                     100
Stolt-Nielsen Indian Ocean and Middle East
  Service Ltd...............................  Bermuda                         100
Stolthaven New Orleans L.L.C................  USA                             100
Stolthaven Houston Inc......................  USA                             100
Stolthaven (Santos) Ltda....................  Brazil                          100
Stolt Tank Containers Leasing Ltd...........  Bermuda                         100
Stolt-Nielsen Transportation Group
  Limited...................................  England                         100
Stolt-Nielsen Transportation Group SAS......  France                          100
Stolt Container Terminal Pte. Ltd...........  Singapore                       100
Stolt Container Terminal Co. Ltd............  Taiwan                           90
Stolt Sea Farm Holdings plc.................  England                         100
Stolt Sea Farm A/S..........................  Norway                          100
Stolt Sea Farm Inc..........................  USA                             100
Stolt Sea Farm Ltd..........................  Scotland                        100
Stolt Sea Farm S.A..........................  Spain                           100
Stolt Sea Farm Inc..........................  Canada                          100
Stolt Offshore S.A..........................  Luxembourg                       53 (economic)
                                                                               61 (voting)
Stolt Offshore B.V..........................  Netherlands                      53
Stolt Offshore S.A..........................  France                           53
Stolt Offshore Inc..........................  USA                              53
Stolt Offshore S.A..........................  Brazil                           53
Stolt Offshore A/S..........................  Norway                           53
Stolt Offshore Limited......................  United Kingdom                   53
Stolt Offshore Services S.A.................  France                           53
Class 3 Shipping Ltd........................  Bermuda                          53
SCS Shipping Limited........................  Isle of Man                      53
Optimum Logistics Ltd.......................  Bermuda                          80
SeaSupplier Ltd.............................  Bermuda                          97

PROPERTY, PLANT AND EQUIPMENT

STOLT-NIELSEN TRANSPORTATION GROUP

    The following table describes the parcel tankers that are operated by SNTG, both within and outside STJS. It also includes ships that are leased or time-chartered. (See notes to table below pertaining to ownership and registry.)

             PARCEL TANKERS OPERATED BY STOLT TANKERS JOINT SERVICE
                              AS OF MARCH 31, 2002

                                          YEAR           DWT
                                          BUILT     (METRIC TONS)       OWNERSHIP(1)        REGISTRY
                                        ---------   -------------   --------------------   -----------
STOLT INNOVATION CLASS
Stolt Capability......................       1998          37,000        NYK Stolt          Liberian
Stolt Efficiency......................       1998          37,000      Stolt-Nielsen         Cayman
Stolt Inspiration.....................       1997          37,000      Stolt-Nielsen         Cayman
Stolt Creativity......................       1997          37,000      Stolt-Nielsen         Cayman
Stolt Invention.......................       1997          37,000        NYK Stolt          Liberian
Stolt Confidence......................       1996          37,000      Stolt-Nielsen         Cayman
Stolt Innovation......................       1996          37,000      Stolt-Nielsen         Cayman
Stolt Concept.........................       1999          37,000      Stolt-Nielsen         Cayman
Stolt Effort..........................       1999          37,000      Stolt-Nielsen         Cayman
Stolt Perseverance....................       2001          37,000      Stolt-Nielsen         Cayman

STOLT ACHIEVEMENT CLASS
Stolt Achievement.....................       1999          37,000      Stolt-Nielsen         Cayman

STOLT HELLULAND CLASS
Stolt Vinland.........................       1992          29,999      Stolt-Nielsen        Liberian
Stolt Vestland........................       1992          29,999      Stolt-Nielsen        Liberian
Stolt Helluland.......................       1991          29,999      Stolt-Nielsen        Liberian
Stolt Markland........................       1991          29,999      Stolt-Nielsen        Liberian

STOLT SAPPHIRE CLASS
Stolt Jade............................       1986          38,746      Stolt-Nielsen         Cayman
Stolt Aquamarine......................       1986          38,746      Stolt-Nielsen         Cayman
Stolt Topaz...........................       1986          38,720      Stolt-Nielsen         Cayman
Stolt Emerald.........................       1986          38,720      Stolt-Nielsen         Cayman
Stolt Sapphire........................       1986          38,746        NYK Stolt          Liberian

STOLT FALCON CLASS
Stolt Eagle...........................       1980          37,082      Stolt-Nielsen        Liberian
Stolt Condor..........................       1979          37,200      Stolt-Nielsen        Liberian
Stolt Heron...........................       1979          37,075      Stolt-Nielsen        Liberian
Stolt Hawk............................       1978          37,080      Stolt-Nielsen        Liberian
Stolt Osprey..........................       1978          37,080      Stolt-Nielsen        Liberian
Stolt Falcon..........................       1978          37,200      Stolt-Nielsen        Liberian

STOLT PRIDE CLASS
Stolt Excellence......................       1979          32,093      Stolt-Nielsen        Liberian
Stolt Loyalty.........................       1978          32,091      Stolt-Nielsen        Liberian
Stolt Tenacity........................       1978          32,093      Stolt-Nielsen        Liberian
Stolt Integrity.......................       1977          32,057      Stolt-Nielsen        Liberian
Stolt Sincerity.......................       1976          31,942      Stolt-Nielsen        Liberian
Stolt Pride...........................       1976          31,942      Stolt-Nielsen        Liberian

STOLT AVANCE CLASS
Stolt Avenir..........................       1978          23,275      Stolt-Nielsen        Liberian
Stolt Avance..........................       1977          23,648      Stolt-Nielsen        Liberian

STOLT SEA CLASS
Stolt Sea.............................       1999          22,500      Stolt-Nielsen         Cayman
Stolt Sun.............................       2000          22,210      Stolt-Nielsen         Cayman
Stolt Span............................       1999          22,460        NYK Stolt          Liberian
Stolt Surf............................       2000          22,460      Stolt-Nielsen         Cayman
Stolt Stream..........................       2000          22,917      Stolt-Nielsen         Cayman
Stolt Spray...........................       2000          22,460      Stolt-Nielsen         Cayman

SUPERFLEX CLASS
Stolt Guardian........................       1983          39,726      Stolt-Nielsen        Liberian
Hyde Park.............................       1982          39,015   T/C by Stolt-Nielsen    Liberian
Stolt Protector.......................       1983          39,782      Stolt-Nielsen        Liberian
Kenwood Park..........................       1982          39,015   T/C by Stolt-Nielsen    Liberian

"V" CLASS
Stolt Victor..........................       1977          30,899      Stolt-Nielsen        Liberian
Stolt Viking..........................       1978          30,892      Stolt-Nielsen        Liberian

STOLT ASPIRATION CLASS
Stolt Aspiration......................       1987          12,219        NYK Stolt         Panamanian
Stolt Alliance........................       1985          12,674        NYK Stolt         Panamanian
Stolt Taurus..........................       1985          12,749      Stolt-Nielsen        Liberian
Stolt Titan...........................       1985          12,691      Stolt-Nielsen        Liberian
Stolt Durham..........................       1995          12,458          Bibby           Panamanian
Stolt Devon...........................       1985          12,721          Bibby           Panamanian
Stolt Cornwall........................       1985          12,749          Bibby           Panamanian
Stolt Sakra...........................       1984          12,775      Stolt-Nielsen        Liberian
Stolt Accord..........................       1982          12,467        NYK Stolt          Liberian

TROJAN CLASS
Stolt Trojan..........................       1996          15,313          Barton          Panamanian

TRIUMPH CLASS
Stolt Kent............................       1998          19,300          Bibby           Isle of Man
Botany Triumph........................       1997          19,299          Bibby           Panamanian

NTOMBI CLASS
Stolt Ntaba...........................       1991          13,946         Unicorn          Panamanian
Ntombi................................       1990          13,947         Unicorn          Panamanian

OTHER PARCEL TANKERS
Stolt Hikawa..........................       1992           8,080      Stolt-Nielsen        Liberian
Stolt Egret...........................       1992           5,758      Stolt-Nielsen         Cayman
Bruce Park............................       1992          13,940   T/C by Stolt-Nielsen   Panamanian
Antignano.............................       2002          35,000   T/C by Stolt-Nielsen     Italian
Stolt Infra...........................       1985          12,734   T/C by Stolt-Nielsen   Panamanian
Blue Sapphire.........................       1991          40,153   T/C by Stolt-Nielsen    Liberian
Montana Star..........................       1992          40,160   T/C by Stolt-Nielsen    Liberian
Montana Sun...........................       1994          40,160   T/C by Stolt-Nielsen    Liberian

TOTAL IN STJS
(68 ships)............................                  1,928,161

             PARCEL TANKERS OUTSIDE THE STOLT TANKERS JOINT SERVICE
                 OPERATED AND/OR CONTROLLED BY STOLT AFFILIATES
                              AS OF MARCH 31, 2002

                                    YEAR           DWT
                                    BUILT     (METRIC TONS)       OWNERSHIP(1)          REGISTRY
                                  ---------   -------------   --------------------   --------------
STOLT-NIELSEN INTER-EUROPE
  SERVICE
Stolt Shearwater................    1998            5,498        Stolt-Nielsen       Cayman Islands
Stolt Kittiwake.................    1993            4,729        Stolt-Nielsen       Cayman Islands
Stolt Guillemott................    1993            4,709        Stolt-Nielsen       Cayman Islands
Stolt Cormorant.................    1999            5,498        Stolt-Nielsen       Cayman Islands
Stolt Kestrel...................    1992            5,758        Stolt-Nielsen       Cayman Islands
Stolt Petrel....................    1992            4,794        Stolt-Nielsen       Cayman Islands
Stolt Tern......................    1991            4,794        Stolt-Nielsen       Cayman Islands
Stolt Dipper....................    1992            4,794        Stolt-Nielsen       Cayman Islands
Stolt Kite......................    1992            4,794        Stolt-Nielsen       Cayman Islands
Stolt Puffin....................    1993            5,758        Stolt-Nielsen       Cayman Islands
Stolt Fulmar....................    2000            5,498        Stolt-Nielsen       Cayman Islands

STOLT NIELSEN INTER-ASIA SERVICE
Stolt Avocet....................    1992            5,758        Stolt-Nielsen       Cayman Islands

STOLT BOTANY TANKER SERVICES
Botany Tradewind................    1985           12,752            Barton            Panamanian
Central Park....................    1985           12,681     T/C by Stolt-Nielsen     Panamanian
Botany Treasure.................    1998            8,834            Barton            Panamanian
Botany Triton...................    1991            8,080            Barton             Liberian
Botany Trust....................    1998            8,823            Barton            Panamanian
Hibiya Park.....................    1990           13,921     T/C by Stolt-Nielsen     Panamanian

STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen....................    1998           11,537             NSSH              Liberian
Stolt Botan.....................    1998           11,553             NSSH              Liberian
Stolt Kikyo.....................    1998           11,545             NSSH              Liberian
Stolt Azami.....................    1997           11,564             NSSH              Liberian
Stolt Ayame.....................    1991            9,070             NSSH              Liberian
Stolt Azalea....................    1988            7,582             NSSH              Liberian
Stolt Lily......................    1988            7,593             NSSH              Liberian
Stolt Magnolia..................    1985            7,132             NSSH             Panamanian
Stolt Sunrise...................    1984            6,678             NSSH              Liberian
Southern Knight.................    1984            8,599         T/C by SNAPS         Panamanian
Sun Emerald.....................    1990            7,715         T/C by SNAPS         Malaysian

STOLT NYK AUSTRALIA
Stolt Australia.................    1986            9,940            SNAPL             Australian

STOLT-NIELSEN INLAND TANKER
  SERVICE
Alliantie.......................    1999            1,600     T/C by Stolt-Nielsen       Dutch
Pax Montana.....................    1998            2,408     T/C by Stolt-Nielsen       Dutch
Stolt Emden.....................  1980/1998         1,388        Stolt-Nielsen           German
Stolt Madrid....................    1994            1,560        Stolt-Nielsen           Swiss
Stolt Oslo......................    1994            1,556        Stolt-Nielsen           Swiss

Stolt Prag......................    1994            1,202        Stolt-Nielsen           Dutch
Stolt Waal......................    1993            2,095        Stolt-Nielsen           Dutch
Stolt Somtrans..................    1993            2,408     T/C by Stolt-Nielsen       Dutch
Columbia........................    1993            1,605     T/C by Stolt-Nielsen       Dutch
Stolt Rom.......................    1993            2,156        Stolt-Nielsen           Swiss
Stolt Wien......................    1993            2,157        Stolt-Nielsen           Swiss
Stolt Mosel.....................    1992            2,133        Stolt-Nielsen           Dutch
Stolt Main......................    1992            2,124        Stolt-Nielsen           Dutch
Stolt Neckar....................    1992            2,095        Stolt-Nielsen           Dutch
Stolt Maas......................    1992            2,096        Stolt-Nielsen           Dutch
Challenger......................    1992            1,605     T/C by Stolt-Nielsen       Dutch
Oranje Nassau...................    1992            2,408     T/C by Stolt-Nielsen       Dutch
Stolt Hamburg...................    1992            1,283        Stolt-Nielsen           Dutch
Stolt Basel.....................    1992            2,404        Stolt-Nielsen           Dutch
Stolt Lausanne..................    1992            2,359        Stolt-Nielsen           Swiss
Diersbuettel....................    1992            2,103     T/C by Stolt-Nielsen       Swiss
Stolt Tolerantie................    1999            1,500     T/C by Stolt-Nielsen       Dutch
Stolt Paris.....................    1991            2,103        Stolt-Nielsen           Swiss
Enterprise......................    1991            1,608     T/C by Stolt-Nielsen       Dutch
Turbulentie.....................  1986/1990         1,777        Stolt-Nielsen           Dutch
Stolt Koeln.....................    1989            1,701        Stolt-Nielsen           German
Stolt Berlin....................    1987            3,199        Stolt-Nielsen           Swiss
Reesenbuettel...................    1987            3,153     T/C by Stolt-Nielsen       Swiss
Stolt London....................    1985            1,335        Stolt-Nielsen           Dutch
Brunsbuettel....................    1985            3,000     T/C by Stolt-Nielsen       Dutch
Stolt Antwerpen.................    1984            1,600        Stolt-Nielsen           Dutch
Stolt Hoechst...................    1980            1,366        Stolt-Nielsen           Swiss
Thysstad........................    2000            2,500     T/C by Stolt-Nielsen      Belgian
Tim.............................    2000            2,452        Stolt-Nielsen           Dutch
Pegasus.........................    1999            2,494     T/C by Stolt-Nielsen      Belgian

TOTAL OUTSIDE STJS
(65 ships)......................                  308,514

GRAND TOTAL
(133 ships).....................                2,236,675

------------------------

Notes:

"NYK Stolt" means NYK Stolt Tankers, S.A., which is 50%-owned by us.

"T/C" means Time-Chartered.

"Barton" means Barton Shipping.

"Bibby" means Bibby Line.

"Unicorn" means Unicorn Tankers.

"NSSH" means NYK Stolt Shipholding Inc., which is 50%-owned by us.

"SNAPS" means Stolt NYK Asia Pacific Services Inc., which is 50%-owned by us.

"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50%-owned by us.

(1) Certain of our parcel tankers are subject to ship mortgages. See Note 13 to our 2001 Consolidated Financial Statements.

STOLT OFFSHORE

    Stolt Offshore operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of Stolt Offshore's subsea activities are performed. Stolt Offshore owns or charters a fleet consisting of nine construction support ships, four flowline lay ships, nine survey/inspection, repair and maintenance ships, 11 anchored construction and maintenance ships, one heavy lift ship, pipelay barges, four tugs and other ships, 95 ROVs (five of which are owned by a joint venture) and 11 hardsuits.

    The following table describes Stolt Offshore's major assets, as of April 30, 2002:

                                                                                      LENGTH
                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                CAPABILITIES         MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                         --------------------------  --------------   --------   --------   ------------
CONSTRUCTION SUPPORT SHIPS

Seaway Harrier............   Subsea construction         1985                   1       84      Owned(1)

Seaway Hawk...............   Subsea construction         1978                  --       93      Owned

Seaway Osprey.............   Flexible flowline and       1984/1992/1996         2      102      Owned(1)
                             umbilical lay, accepts
                             coiled tubing,
                             straightener for tubing,
                             stern roller

Seaway Eagle..............   Flexible flowline lay,      1997                   2      140      Owned(1)
                             multi-purpose subsea
                             construction

Seaway Legend.............   ROV and hardsuit diving     1985/1998              2       73      Owned
                             support, subsea
                             construction

Discovery.................   Flexible flowline lay,      1990                   1      120      Chartered(2)
                             subsea construction

Seaway Kingfisher.........   Diverless inspection,       1990/1998              2       90      Chartered(3)
                             repair and maintenance

Stephaniturm..............   Diving support, light       1978/1994/1995         1       73      Chartered(4)
                             construction

Seaway Explorer...........   Trenching ship              1984                  --       80      Owned(1)

FLOWLINE LAY SHIPS

Seaway Condor.............   Flexible flowline and       1982/1994/1999         2      141      Owned(1)
                             umbilical lay, module
                             handling system, trenching

Seaway Falcon.............   Rigid and flexible          1976/1995/1997         2      162      Owned(1)
                             flowline and umbilical lay

Seaway Polaris............   Deepwater derrick/pipelay   1979/1991/1996        --      137      Owned
                             barge                       /1999

Seaway Kestrel............   Rigid reel lay ship         1976/1991/1995        --       99      Owned(1)

SURVEY/IRM SHIPS

Seaway Commander..........   Survey                      1967/1982/1988         2       75      Chartered(5)

Seaway Defender...........   ROV and hardsuit diving     1976                   1       67      Owned
                             support, subsea
                             construction

                                                                                      LENGTH
                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                CAPABILITIES         MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                         --------------------------  --------------   --------   --------   ------------
Seaway Pioneer............   ROV and hardsuit diving     1966/1996              1       64      Owned
                             support, subsea
                             construction

Seaway Invincible.........   ROV support, subsea         1971                  --       71      Owned
                             construction

Seaway Rover..............   ROV support, subsea         1966/1972/1983        --       71      Owned
                             construction                /1991

Elang Laut................   Multi-role shallow          1978                  --       35      Owned
                             seismic/ multibeam survey
                             and geotechnical service
                             ship

Far Saga..................   ROV support, subsea         2001                   2       89      Chartered(6)
                             construction

Polar Bjorn...............   ROV support, subsea         2001                   2       90      Chartered(7)
                             construction

Ernest Shackleton.........   ROV support, subsea         1999                   2       80      Chartered(8)
                             construction

ANCHORED CONSTRUCTION &
  MAINTENANCE SHIPS

American Pride............   Four-point anchor system    1977/1992             --       59      Owned

American Constitution.....   Four-point anchor system,   1974                  --       64      Owned
                             saturation diving,
                             moonpool

American Eagle............   Four-point anchor system    1976                  --       50      Owned

American Independence.....   Four-point anchor system    1970                  --       52      Owned

American Recovery.........   Tug, diving support         1965/1995             --       43      Owned

American Star.............   Four-point anchor system,   1967/1998             --       53      Owned
                             saturation diving

American Triumph..........   Four-point anchor system    1965/1997             --       53      Owned

American Victory..........   Four-point anchor system    1976/1997             --       50      Owned

American Liberty..........   Four-point anchor system    1974                  --       33      Owned

Pipeline Surveyor.........   Diving support              1965/1996             --       33      Owned

American Diver............   Diving support              1964                  --       33      Owned

HEAVY LIFT SHIPS AND
  BARGES

Stanislav Yudin...........   Heavy lift, 2,500-ton       1985                  --      183      Chartered(9)
                             crane

Annette...................   Pipelay barge, marine       1972/1989/1997        --       61      Owned
                             construction

Arwana....................   Pipelay barge               1998                  --       70      Owned

                                                                                      LENGTH
                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                CAPABILITIES         MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                         --------------------------  --------------   --------   --------   ------------
Jasamarine V (ex Sin Thai                                1978                  --       55      Owned
  Hin IV).................   Flat top barge fitted out
                             for inshore
                             diving/construction

Seaway Orion..............   Pipelay barge               1977/1984/1997        --       85      Owned

DLB 801...................   Derrick lay barge           1978/1980/1989        --      107      Owned

LB 200....................   Pipelay barge               1975/1996             --      168      Owned(1)

TUGS AND OTHER

DLB 1.....................   Barge                       1956                  --       91      Owned

Golek.....................   Transport barge             1983/1992             --       46      Owned

Polka.....................   River tug and anchor        1971                  --       12      Owned
                             handler

Seaway Sabia..............   Anchor Mooring support      2002                  --       37      Owned

------------------------

(1) Subject to mortgage under Stolt Offshore's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002 with options to extend through 2011 and with options to purchase.

(3) Chartered from Kingfisher DA in which Stolt Offshore has a 50% ownership, for five years starting in 1998, with 10-one year options to extend through December 2013 and with options to purchase.

(4) Chartered from Horizon Offshore from March 1, 2000 through February 2003 with 2 one-year options to extend.

(5) Chartered from DSND Shipping A/S through December 2002.

(6) Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.

(7) Chartered from Polar Ship Investment AS for three years beginning 2002.

(8) Chartered from Silverseas Shipping Limited for one year beginning in 2001 with four one-year options to extend.

(9) Chartered to SHL by a subsidiary of the ship's owner, Lukoil, through October 2004.

OTHER PROPERTIES

    In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG:

                                                                                     DEBT OUTSTANDING
                                                               OWNED      LEASED     (AS OF 3/31/02)
                                                              --------   ---------   ----------------
                                                                    (ACRES)           (IN THOUSANDS)
Houston bulk liquid storage terminal........................    249            --        $77,835
New Orleans bulk liquid storage terminal....................    118            --             --
Santos bulk liquid storage terminal.........................     28            --            620
Singapore tank container depot..............................     --             4             --
Rotterdam pier..............................................     --             3             --

STOLT OFFSHORE

    Stolt Offshore owns or holds under long-term leases, as of April 30, 2002, real estate property as described below:

                                                                     WORK OR STORAGE
                                                    OFFICE SPACE      SPACE OR LAND       STATUS
                                                   ---------------   ---------------   -------------
                                                   (SQUARE METERS)   (SQUARE METERS)
Aberdeen, Scotland...............................       6,028            102,793       Owned/Leased
Baku, Azerbaijan.................................          66                 --          Leased
Bergen, Norway...................................         100                 --          Leased
Cairo, Egypt.....................................         250                 --          Leased
Dhahran, Saudi Arabia............................         330                750          Leased
East Kalimantan, Indonesia.......................          --            190,267          Leased
Houston, Texas...................................       5,156              2,971          Leased
Houston, Texas...................................      10,105             15,663          Leased
Jakarta, Indonesia...............................         915                601          Leased
Kristiansund, Norway.............................         120                800          Leased
Lagos, Nigeria...................................         200                 --          Leased
Lobito, Angola...................................       5,945            554,431          Leased
Luanda, Angola...................................          53                690          Leased
Macae City, Brazil...............................       1,286             20,300       Owned/Leased
Nanterre, France.................................      22,364                 --          Leased
New Orleans, Louisiana...........................         305             56,658          Leased
Perth, Australia.................................       1,456              3,818          Leased
Port Gentil, Gabon...............................         305              5,070          Owned
Port of Fourchon, Louisiana......................         650             74,240          Leased
Port of Iberia, Louisiana........................       1,796             95,688          Leased
Rio de Janeiro, Brazil...........................         295                 --          Leased
Rotterdam, The Netherlands.......................          --              4,200          Leased
Rueil, France....................................       5,235                 --          Leased
Sharjah, United Arab Emirates....................       1,570              5,147          Leased
Singapore........................................         928              4,606          Leased
Stavanger, Norway................................       7,721                562          Leased
Sunbury, England.................................         616                 --          Leased
Tananger, Norway.................................         250             18,200          Leased
Tchengue, Gabon..................................       1,486             60,000          Leased
Teeside, England.................................          --             19,667          Leased
Tehran, Iran.....................................         600                 --          Leased
Warri, Nigeria...................................       1,765            222,582          Leased

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

OPERATING RESULTS

    The information included under the caption "Management's Discussion and Analysis" on pages 19 through 29 of our 2001 Annual Report filed with the Securities and Exchange Commission on

Form 6-K on April 9, 2002 is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

    The information included under the caption "Management's Discussion and Analysis" on pages 19 through 29 of our 2001 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 9, 2002 is incorporated herein by reference.

RESEARCH AND DEVELOPMENT; PATENTS AND LICENSES

STOLT-NIELSEN TRANSPORTATION GROUP

    SNTG does not have significant expenditures for research and development.

STOLT OFFSHORE

    Stolt Offshore has a long history of innovation and the development of new technologies that have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include its construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals, remote intervention technologies and automated welding systems.

    Two of Stolt Offshore's notable developments are currently being used extensively in water depth of 1,400 meters. These developments are the J-Lay tower on the SEAWAY POLARIS used to lay pipeline, which enables rigid pipe to be laid from the barge at a steep angle allowing for efficient pipelay, and MATIS-TM-, an automatic bolted flange connection system for deepwater pipeline spools. A deepwater pipeline spool is a length of pipe, typically between 20 and 100 meters in length that connects a subsea pipeline to a structure on the seabed. Our MATIS-TM- trademark is registered in the United Kingdom and Norway and is currently in the process of U.S. federal trademark registration.

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

    A major problem facing the offshore oil and gas industry is the repair of damaged pipelines in water depths that are too deep for divers. Such repairs must be made by robotic means, which is both time consuming and costly. Stolt Offshore is developing a number of solutions to this problem based on the MATIS-TM- tie-in equipment and the friction stitch welding process. The development of this process will offer significant advantages to subsea pipeline operators who will no longer be required to hold inventories of expensive repair connectors. If these technologies are developed successfully, Stolt Offshore will be able to provide repair services to subsea pipeline customers quickly by using off-the-shelf flange connectors or friction stitch welding.

    Stolt Offshore's current research and development program also includes elements of architecture of a field development, which includes, but is not limited to, different type of risers or flowline systems including insulation, coating, buoyancy and conditions monitoring to be offered to customers as part of their infrastructure to produce and transport hydrocarbons in deepwater.

    Stolt Offshore's research and development activities are primarily customer and project specific development efforts that it undertakes to tailor equipment and systems to the needs of a customer in connection with specific orders or projects. Order-related development amounts are paid by customers as part of the contract price.

STOLT SEA FARM

    SSF aims to be at the forefront of the development of new species and technology in the aquaculture industry. Expenditures in research and development include: farming methods, disease control, new equipment, breeding programs, and new species such as halibut and sole.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

    We are a Luxembourg holding company and do not have officers as such. The following is a list of our Directors and persons employed by our subsidiaries who perform the indicated executive and administrative functions for the combined business of our subsidiaries:

NAME                                     AGE*                            POSITION
----                                   --------   -------------------------------------------------------
Jacob Stolt-Nielsen..................     70      Chairman of the Board
Niels G. Stolt-Nielsen...............     37      Director and Chief Executive Officer
Richard Fisher.......................     52      Director
Kinichi Hirayama.....................     59      Director
Erling Hjort.........................     65      Director
Christer Olsson......................     56      Director
Jacob B. Stolt-Nielsen...............     39      Director and Chief Executive Officer, SeaSupplier
Christen Sveaas......................     45      Director
Christopher J. Wright................     67      Director
Jan Chr. Engelhardtsen...............     50      Chief Financial Officer
John Wakely..........................     54      Executive Vice President
                                                  Chief Executive Officer, Stolt-Nielsen Transportation
Reginald J.R. Lee....................     58      Group
Bernard Vossier......................     57      Chief Executive Officer, Stolt Offshore
James S. Lorentzen...................     45      Chief Executive Officer, Stolt Sea Farm
Samuel Cooperman.....................     57      Chief Executive Officer, Optimum Logistics

------------------------

*   As of March 31, 2002.

    Under the terms of our Articles of Incorporation, our Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been our practice to elect Directors for one-year terms. Under the Articles of Incorporation, the Board may consist of not fewer than three nor more than nine Directors at any one time. Our Board of Directors currently consists of nine members.

    Mr. Jacob Stolt-Nielsen has served as Chairman of Stolt-Nielsen since he founded it in 1959. Mr. Stolt-Nielsen also serves as Chairman of the Board of Directors of Stolt Offshore. He held the position of Chief Executive Officer of Stolt-Nielsen from 1959 until 2000.

    Mr. Niels G. Stolt-Nielsen has served as a Director of Stolt-Nielsen since 1996. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. In 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen. Mr. Stolt-Nielsen joined Stolt-Nielsen in 1990 in Greenwich, working first as a shipbroker and then as round voyage manager. In 1994 he opened and organized Stolt-Nielsen's representative office in Shanghai. He is also a director of Stolt Offshore.

    Mr. Fisher was elected a Director of Stolt-Nielsen in May 2002. He served as Deputy United States Trade Representative with the rank of Ambassador from 1997 to 2001, with primary responsibility for U.S. trade policy in Asia, Latin America, Mexico and Canada. He began his career with Brown Brothers Harriman & Co., rising to become Senior Manager of the firm, before creating Fisher Capital Management, where he was Managing Partner from 1987 until he joined the U.S. government in 1997. He is currently the Managing Partner of the Fisher
Fund, L.P. and a member of the strategy board of Hicks, Muse, Tate, and Furst Inc.

    Mr. Hirayama has been a Director of Stolt-Nielsen since 2000. He joined NYK Line ("NYK") in 1965 and has worked in both Japan and the U.S. in various positions within NYK. Mr. Hirayama is presently Chairman and Chief Executive Officer of NYK Line (North America) Inc. and Senior Managing Director of NYK Line.

    Mr. Hjort has served as a Director of Stolt-Nielsen since May 1995. He joined the Norwegian law firm of Wikborg, Rein & Co. in Oslo in 1964, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Supreme Court in Norway, and in 1993 he became the Senior Partner in Wikborg, Rein & Co.

    Mr. Olsson has served as a Director of Stolt-Nielsen since 1993. He is Chairman of WalleniusWilhelmsen Lines A/S and Vice Chairman of Wallenius Lines AB. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Gorthon Lines AB and a Director of B&N ABGC, Atlantic Container Line AB, B&N AB, and the Swedish Shipowners Association.

    Mr. Jacob B. Stolt-Nielsen has served as a Director of Stolt-Nielsen since 1995. In 2000 he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From October 1992 to March 2000, he was President, Stolthaven Terminals, with responsibility for SNTG's storage business. He joined Stolt-Nielsen in 1987 and has served in various positions in Oslo, Singapore, Greenwich, and Houston.

    Mr. Sveaas was elected a Director of Stolt-Nielsen in May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited.

    Mr. Wright was elected a Director of Stolt-Nielsen in May 2002. He served as President and Chief Operating Officer of Stolt-Nielsen from 1986 to
December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined Stolt-Nielsen. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London.

    Mr. Engelhardtsen has served as Chief Financial Officer since 1991. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with Stolt-Nielsen since 1974.

    Mr. Wakely was appointed Executive Vice President, in January 2002 with responsibility for tax planning, internal audits and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. He was employed by BP prior to his employment with Stolt-Nielsen.

    Mr. Lee has served as Chief Executive Officer, Stolt-Nielsen Transportation Group since 2000. Previously, he served as Managing Director of Stolt Tank Containers. He joined Stolt-Nielsen in 1981.

    Mr. Vossier was appointed Chief Executive Officer, Stolt Offshore in
May 1995. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

    Mr. Lorentzen has served as Chief Executive Officer, Stolt Sea Farm since September 2001. He has previously worked for Stolt-Nielsen in a number of marketing and management posts in the tanker and terminal divisions of the Stolt-Nielsen Transportation Group. Most recently he has held senior management positions with Belships in both Oslo and Singapore.

    Mr. Cooperman has served as Chief Executive Officer, Optimum Logistics since 2000. He also serves as Chairman of Optimum Logistics Ltd., SeaSupplier Ltd. and Stolt-Nielsen Transportation Group Ltd. Previously, he served as Chief Executive Officer, Stolt-Nielsen Transportation Group and Chief Executive Officer of Stolt Parcel Tankers Inc. He joined Stolt-Nielsen in 1974.

    Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen are the sons of Jacob Stolt-Nielsen.

    Under a Shareholders' Agreement between NYK and an entity controlled by the Stolt-Nielsen family, during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, (or the equivalent thereof after any stock split or recapitalization), such entity shall support NYK's nomination of one person to our Board of Directors.

COMPENSATION

    As described above, we do not have officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of our subsidiaries. The aggregate annual compensation paid to the eight officers, excluding non-executive directors, performing such executive functions for us for the fiscal year ended November 30, 2001 (including profit sharing awards and certain benefits) was $3,172,000. In addition, $72,500 was contributed on behalf of such officers to defined contribution pension plans maintained by us and our subsidiaries. The Directors and executive officers also received stock option awards in 2001 for 135,000 common shares. During 2001, our executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $75,000 plus expenses.

PROFIT SHARING PLAN

    We have Profit Sharing Plans which pays 10% of the net profits of each of our individual businesses (after specified adjustments) to the majority of the employees other than those covered by collective bargaining agreements. Under each such plan, the determination of an employee's individual award is based on performance, salary, and overall contribution to the business. SNTG's and SSF's Profit Sharing Plans are administered by a Compensation Committee appointed by our Board of Directors. The Stolt Offshore Profit Sharing Plan is administered by a Compensation Committee appointed by Stolt Offshore's Board of Directors. For the fiscal year ended November 30, 2001, no monies were paid by the Stolt Offshore Profit Sharing Plan to its officers and employees, while the SNTG and SSF Profit Sharing programs paid $4.5 million and $0.5 million, respectively, of which $180,000 was paid to those officers performing executive and administrative functions.

BOARD PRACTICES

    The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

    The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors, to review the scope of our auditors' engagement with respect to the audit of our financial statements and to review the recommendations arising therefrom. The current members of the Audit Committee are Messrs. Hjort (Chairman) and Olsson. Mr. Carroll N. Bjornson, a former Director of Stolt-Nielsen who retired from the Board in 2002, was also a member of the Audit Committee in 2001 and early 2002.

COMPENSATION COMMITTEE

    The Compensation Committee, formed in 1988, reviews and approves salaries for our executive officers, salary parameters for all other staff, profit sharing awards (if any, pursuant to our Profit

Sharing Plan) and stock option awards under our Stock Option Plan. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Niels G. Stolt-Nielsen, Olsson and Wright. Mr. Carroll N. Bjornson, a former Director of Stolt-Nielsen who retired from the Board in 2002, was also a member of the Compensation Committee in 2001 and early 2002.

SERVICE CONTRACTS

    No Director has a service contract that provides for benefits upon termination.

EMPLOYEES

    The average number of persons employed during the three years ended November 30, 2001 are as follows:

                                                        2001          2000          1999
                                                      --------      --------      --------
                                                            YEARS ENDED NOVEMBER 30,
                                                          AVERAGE NUMBER OF EMPLOYEES
                                                      ------------------------------------
Transportation(a)...................................    4,298         4,305        4,080
Offshore Construction(b)............................    5,370         4,770        4,202
Seafood.............................................    1,736         1,149          916
All Other(c)........................................       67            44           --
                                                       ------        ------        -----
                                                       11,471        10,268        9,198
                                                       ======        ======        =====

------------------------

(a) Corporate service employees are included within Transportation and related costs are allocated to the other business units based on services provided.

(b) As of the year ended November 30, 2001 the total number of employees was approximately 6,500 comprised of 3,900 permanent employee and 2,600 temporary employees.

(c) All Other includes the employees of Optimum Logistics Ltd. and SeaSupplier Ltd.

UNIONS

    Twelve SNTG-owned ships are manned by Filipino officers and crew, eleven by Latvian officers and crew and four by Russian officers and crew. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expires on December 31, 2002. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of the Stolt Offshore's employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2002. We have not experienced any significant work stoppages and consider our relations with our unionized employees and their unions to be good.

SHARE OWNERSHIP

    Each of our Directors and executive officers, on an individual basis, and all Directors and executive officers as a group beneficially owns less than one percent of the Common Shares outstanding as of March 31, 2002. After consideration of Common Shares receivable upon exercise of employee stock options exercisable within 60 days after March 31, 2002, that are deemed to be beneficially owned at said date, none of our directors and executive officers would own more than one percent of Common Shares on an individual basis. All Directors and executive officers as a group (15 persons) would own 1.6% of our Common Shares.

    Reference is made to Item 7.--"Major Shareholders and Related Party Transactions" for a discussion of Common Shares owned by Fiducia Ltd., which is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen represent 49.6% of the Common Shares outstanding as of March 22, 2002.

    Our 1987 Stock Option Plan (the "1987 Plan") covers 2,660,000 Common Shares and our 1997 Stock Option Plan (the "1997 Plan") covers 5,180,000 Common Shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan are or will be at an exercise price not less than the fair market value per share at the time the option was or is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by our Board of Directors. The Compensation Committee awards options based on the grantee's position in Stolt-Nielsen, degree of responsibility, seniority, contribution to Stolt-Nielsen and such other factors as it deems relevant under the circumstances.

    In March 2001, we completed a share reclassification whereby our outstanding non-voting Class B Shares were reclassified as Common Shares on a one-for-one basis. All Class B Shares issued in connection with the exercise of options will immediately convert to Common Shares upon issuance.

    As of March 31, 2002, options for 3,466,780 Common Shares were outstanding under the 1987 and 1997 Plans. Of this total, options for 920,225 Common Shares were outstanding in accordance with their stated terms to our Directors and executive officers. None of our Directors or executive officers hold options exercisable for shares representing more than 1% of our outstanding Common Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

                 NUMBER OF COMMON SHARES
EXERCISE PRICE    FOR WHICH OUTSTANDING          EXPIRATION DATE
--------------   -----------------------   ----------------------------
   $ 0.00                 295,616          December 2002-December 2005
    12.750                 61,425                 December 2002
    17.500                  4,000                  August 2003
    15.750                125,250                 December 2003
    19.750                165,800                 December 2004
    25.375                  3,000                   June 2005
    28.625                231,750                 December 2005
    16.875                  4,250                 September 2006
    17.125                152,163                 December 2006
    17.500                151,226                 December 2006
    22.500                  2,500                  August 2007
    22.125                  2,500                  August 2007
    20.125                365,650                 December 2007
     9.875                364,975                 December 2008
    11.938                  2,100                   April 2009
    14.625                425,175                 December 2009
    20.500                  2,600                  October 2010
    17.730                  5,000                 December 2010
    14.750                499,200                 December 2010
    13.10                 602,600                 December 2011
                        ---------
                        3,466,780
                        =========

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

    We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt-Nielsen.

    Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our Common Shares and Founder's Shares as of March 22, 2002:

                                                                                     NUMBER OF
                                               NUMBER OF COMMON   PERCENTAGE OF      FOUNDER'S      PERCENTAGE OF
NAME OF BENEFICIAL OWNER OR IDENTITY OF GROUP    SHARES OWNED         CLASS        SHARES OWNED         CLASS
---------------------------------------------  ----------------   -------------   ---------------   -------------
Fiducia Ltd., which is owned by Trusts of
  which the Stolt-Nielsen Family (including
  Niels G. Stolt-Nielsen and Jacob B.
  Stolt-Nielsen) are Beneficiaries.....           27,253,129(a)       49.6%                 --            --
Jacob Stolt-Nielsen....................                   --            --          13,731,108           100%
Nippon Yusen Kaisha Ltd. ("NYK").......            5,500,000          10.0%                 --            --
Odin Forvaltning AS....................            3,173,730           5.8%                 --            --

------------------------

(a) Includes aggregate of 247,974 Common Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen.

    As of March 22, 2002, there were 15,653,311 Founder's Shares issued of which 13,731,108 were owned by Mr. Stolt-Nielsen and 1,922,203 were held by us as Treasury Shares. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 59.7% of our outstanding voting securities.

    As of March 22, 2002, Stolt-Nielsen Transportation Group Ltd. owned 7,688,810 Common Shares. Under applicable provisions of the Luxembourg Company Law, these shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

    There has been no significant change in the percentage ownership held by the major shareholders listed in the above table during the past three years. Fiducia Ltd.'s percentage ownership has ranged from 49.6% to 49.9% and NYK's percentage ownership has ranged from 10.0% to 10.1% over the past three years.

    As of March 22, 2002, all of our 62,613,247 Common Shares were registered in the Verdipapirsentralen ("VPS") in the names of 958 shareholders. Excluding Treasury Common Shares held by Stolt-Nielsen Transportation Group Ltd., outstanding Common Shares registered in the name of Fiducia Ltd. and NYK and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 13,500,708. As of March 22, 2002, there was a total of 40,496,667 ADSs registered in the names of 236 shareholders. Of the ADSs, 10,810,973 ADSs were registered in the names of 120 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 2,500. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and NYK and Treasury ADSs registered in the name of the Stolt-Nielsen Transportation Group Ltd., it is estimated that the free float of ADSs on Nasdaq is 8,670,600.

RELATED PARTY TRANSACTIONS

    We have provided Stolt Offshore with a $65.0 million unsecured bridge loan to enable it to partially fund the purchase of 6,142,847 shares from Vinci. The loan is subordinated to Stolt Offshore's principal credit facility and bears interest at a rate of 4.75% per annum as well as an upfront fee of $65,000. Under the terms of the loan, repayment is to be made on the earlier of either the date of the receipt of the proceeds from the sale of Stolt Offshore's Common Shares as described in Item 4. Information on the Company--History and Development of the Company Common Shares, or August 2, 2002.

ITEM 8. FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    The information included under the captions "Report of Independent Public Accountants," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" filed with the Securities and Exchange Commission as an exhibit to Form 6-K/A on May 31, 2002 is incorporated herein by reference.

LEGAL PROCEEDINGS

    We are involved in legal proceedings from time to time incidental to the ordinary conduct of our business.

    Coflexip S.A. ("CSO") has commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. Stolt Offshore appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. Stolt Offshore has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on SEAWAY FALCON, and the process by which the system lays flexible conducts, has been held to infringe CSO's patent in the United Kingdom. During 2001, CSO submitted an amended claim to damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible-lay system tower on the SEAWAY FALCON was brought into U.K. waters. Stolt Offshore estimates that the total claim will amount to approximately $115.0 million. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. Stolt Offshore, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, ACCOUNTING FOR CONTINGENCIES, Stolt Offshore has reserved $1.5 million in its financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    In September 1999, Stolt Offshore terminated its charter of the ship, TOISA PUMA, for default. Stolt Offshore is currently in arbitration with the owners, who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but that the termination was nevertheless wrongful. Stolt Offshore applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified their claim to approximately $8.0 million. Stolt Offshore has disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, Stolt Offshore has a counterclaim related to the breakdown of the ship. Stolt Offshore, in consultation with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. Stolt Offshore has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, Stolt Offshore has provided in the financial statements an amount to cover the liability for damages which is at the lower amount of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the amount provided is sufficient.

    Legal costs are expensed as incurred.

    Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

DIVIDENDS

    The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

CLASS OF STOCK                          1997       1998       1999       2000       2001
--------------                        --------   --------   --------   --------   --------
Common..............................   $0.500     $0.500     $0.375     $0.250     $0.250
Class B*............................   $0.500     $0.500     $0.375     $0.250     $0.125
Founder's...........................   $0.005     $0.005     $0.005     $0.005     $0.005

------------------------

* In March 2001 all Class B Shares were reclassified as Common Shares on a one-for-one basis.

    The 2001 figures represent the interim and final dividend for 2000. An interim dividend for 2001 of $0.125 per Common Share and $0.005 per Founder's Share was declared on November 13, 2001 and paid on December 19, 2001. The shareholders at our Annual General Meeting, held on May 2, 2002, approved a final dividend for 2001 of $0.125 per Common Share which was paid on May 29, 2002 to shareholders of record as of May 13, 2002.

SIGNIFICANT CHANGES

    Except as described in Note 21 to the Consolidated Financial Statements, there have been no significant changes since November 30, 2001.

ITEM 9. THE OFFER AND LISTING.

STOCK TRADING HISTORY

    The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

COMMON SHARES (NASDAQ)

QUARTERLY FOR THE TWO YEARS ENDED NOVEMBER 30, 2001
AND FOR THE QUARTER ENDED FEBRUARY 28, 2002            QTR. 1     QTR. 2     QTR. 3     QTR. 4
---------------------------------------------------   --------   --------   --------   --------
2002
  High..........................................       $15.74         --         --         --
  Low...........................................       $12.28         --         --         --
2001
  High..........................................       $18.00     $20.27     $20.45     $14.55
  Low...........................................       $15.75     $14.94     $14.45     $10.50
2000
  High..........................................       $18.75     $22.00     $22.00     $21.00
  Low...........................................       $11.75     $15.25     $16.06     $17.00

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,     2001       2000       1999       1998       1997
----------------------------------------------   --------   --------   --------   --------   --------
High.....................................         $20.45     $22.00     $16.75     $22.38     $28.50
Low......................................         $10.50     $11.75     $ 9.00      10.38     $16.38

COMMON SHARES (OSLO STOCK EXCHANGE) (NORWEGIAN KRONER)

QUARTERLY FOR THE YEAR ENDED NOVEMBER 30, 2001
AND FOR THE QUARTER ENDED FEBRUARY 28, 2002       QTR. 1     QTR. 2     QTR. 3     QTR. 4
----------------------------------------------   --------   --------   --------   --------
2002
  High.......................................     145.00         --         --         --
  Low........................................     112.00         --         --         --
2001
  High.......................................         --     185.50     189.00     130.00
  Low........................................         --     136.00     128.00      93.00

CLASS B SHARES (NASDAQ) (ADSS)*

QUARTERLY FOR THE YEAR ENDED NOVEMBER 30, 2000
AND FOR THE QUARTER ENDED FEBRUARY 28, 2001       QTR. 1     QTR. 2     QTR. 3     QTR. 4
----------------------------------------------   --------   --------   --------   --------
2001
  High.......................................     $17.73         --         --         --
  Low........................................     $14.75         --         --         --
2000
  High.......................................     $19.13     $20.50     $25.00     $22.75
  Low........................................     $14.63     $16.25     $16.88     $17.13

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,    2001*       2000       1999       1998       1997
----------------------------------------------   --------   --------   --------   --------   --------
High.....................................         $17.73     $25.00     $19.25     $23.50     $31.38
Low......................................         $14.75     $14.63     $ 9.88     $ 9.50     $16.75

CLASS B SHARES (OSLO STOCK EXCHANGE) (NORWEGIAN KRONER)*

QUARTERLY FOR THE YEAR ENDED NOVEMBER 30, 2000
AND FOR THE QUARTER ENDED FEBRUARY 28, 2001       QTR. 1     QTR. 2     QTR. 3     QTR. 4
----------------------------------------------   --------   --------   --------   --------
2001
  High.......................................     167.00         --         --         --
  Low........................................     130.00         --         --         --
2000
  High.......................................     160.00     180.00     225.00     215.00
  Low........................................     120.00     145.00     150.00     165.00

ANNUALLY FOR THE FIVE YEARS ENDED NOVEMBER 30,    2001*       2000       1999       1998       1997
----------------------------------------------   --------   --------   --------   --------   --------
High.....................................         189.00     225.00     148.00     170.00     220.00
Low......................................          93.00     120.00      73.00      75.00     113.50

    The following table sets out the range of high and low closing prices for our Common Shares for the most recent six months ended April 30, 2002.

                                            HIGH          LOW           HIGH          LOW
                                          --------      --------      --------      --------
                                               NASDAQ--ADS             OSLO STOCK EXCHANGE
                                              (U.S. DOLLARS)            (NORWEGIAN KRONER)
2001
November................................   $13.99        $13.20        124.00        115.00
December................................   $15.63        $13.10        141.00        120.00
2002
January.................................   $15.74        $13.66        142.00        120.00
February................................   $13.65        $12.28        126.00        112.00
March...................................   $16.97        $14.26        145.00        126.00
April...................................   $17.52        $16.45        152.00        142.00

------------------------

* On March 7, 2001 we completed a share reclassification in which the then outstanding Class B Shares were converted to Common Shares on a one-for-one basis; on that date, trading in the Class B Shares on Nasdaq and the Oslo Stock Exchange ceased. Our Common Shares are currently listed in Norway on the Oslo Stock Exchange (under the ticker symbol SNI) and trade as American Depositary Shares ("ADSs"), each of which represents one Common Share, in the United States on Nasdaq (under the ticker symbol SNSA).

MARKETS

    Our Common Shares are currently listed in Norway on the Oslo Stock Exchange (under the ticker symbol SNI) and trade as ADSs, each of which represents one Common Share, in the United States on the Nasdaq National Market (under the ticker symbol SNSA). On March 7, 2001, we completed a share reclassification. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification reclassified our outstanding non-voting Class B (previously listed on the Oslo Stock Exchange under the ticker symbol SNIB and traded as ADSs on Nasdaq under ticker symbol STLBY) as voting Common Shares on a one-for-one basis. Prior to the share reclassification, our Common Shares were only listed on Nasdaq (under the ticker symbol STLTF).

ITEM 10. ADDITIONAL INFORMATION

ORGANIZATION AND REGISTER

    We are a "Societe Anonyme Holding" organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1974 as the holding company for all of the group's activities.

    Our registered office is located at 23, avenue Monterey, L-2086 Luxembourg and we are registered in the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179".

ARTICLES OF INCORPORATION

    SET FORTH BELOW IS A DESCRIPTION OF THE MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION AND THE LUXEMBOURG COMPANY LAW. THE FOLLOWING SUMMARY IS QUALIFIED BY REFERENCE TO THE ARTICLES OF INCORPORATION AND APPLICABLE LUXEMBOURG LAW. THE FULL TEXT OF THE ARTICLES OF INCORPORATION IS AVAILABLE AT OUR REGISTERED OFFICE.

OBJECTS AND PURPOSES

    Article Three of our Articles of Incorporation sets forth our object as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Stolt-Nielsen, or companies which are subsidiaries of or associated with or affiliated with Stolt-Nielsen; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

DIRECTORS

    The Board of Directors is comprised of at least three and not more than nine members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders, for a period not exceeding six years and until their successors are elected. It is our customary practice that Directors are elected for terms of one year at the Annual General Meeting of Shareholders held each year in Luxembourg.

    Our Articles of Incorporation do not mandate the retirement of Directors under an age limit requirement.

    Our Articles of Incorporation do not require Directors to be shareholders in Stolt-Nielsen.

    Under Luxembourg law and our Articles of Incorporation, the members of the Board of Directors owe a duty of loyalty and care to Stolt-Nielsen. They must exercise the standard of care of a prudent and diligent business person and bear the burden of proving they did so if their actions are contested.

    Our Articles of Incorporation provide that no transaction between Stolt-Nielsen and another party in which a Director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles also provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next meeting of shareholders.

AUTHORIZED SHARES

    Our authorized share capital consists of:

    - 120,000,000 Common Shares, no par value

    - 30,000,000 Founder's Shares, no par value

    Under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of our company.

    Pursuant to our Articles of Incorporation, and as required by Luxembourg law as presently in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles revising our authorized capital. Amendments increasing and amending our authorized capital were approved at an Extraordinary General Meeting held on March 6, 2001, and publication of such amendment in the OFFICIAL GAZETTE took place on October 29, 2001. From time to time we take such steps as are required to continue the authorized capital in effect.

    The Board of Directors is authorized to issue additional Common Shares and Founder's Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

    As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years, and our Board of Directors has done so, with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, based on publication of the amendment to our Articles of Incorporation in October 2001, Common Shares will not be entitled to preemptive rights for a period of at least five years ending October 2006.

    Our Articles of Incorporation contain an anti-dilution provision which maintains the level of Founder's Shares at 20% of all outstanding voting shares (Common Shares and Founder's Shares). In the event of a stock dividend, recapitalization or other issuance of our Common Shares, additional Founder's Shares are distributed to the then holder(s) of such Founder's Shares on a proportionate basis so as to maintain the 20% level at all times.

    In addition to our authorized Common Shares and Founder's Shares set forth above, an additional 1,500,000 Class B Shares, no par value, have been authorized for the sole purpose of options granted under our existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B Shares are set forth in the Articles of Incorporation. All such Class B Shares convert to Common Shares immediately upon issuance. Such authorized Class B Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2010.

VOTING RIGHTS

    Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Founder's Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Founder's Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles which requires (x) a two-thirds vote of those Common Shares and Founder's Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote, (ii) to change the country of incorporation of Stolt-Nielsen to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Founder's Shares, and (iii) any action for which the Articles require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Founder's Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Founder's Shares if such class of shares is adversely affected thereby.

SHAREHOLDER MEETINGS AND NOTICE THEREOF

    Under the Articles, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the outstanding shares entitled to vote thereat.

    The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any of our Directors, at least five days before the meeting.

DIVIDENDS

    Under the Articles, holders of Common Shares and Founder's Shares participate in annual dividends, if any are declared, in the following order of priority:

    - $0.005 per share to Founder's Shares and Common Shares equally;

    - thereafter, all further amounts are payable to Common Shares only.

    Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year's financial statements have been approved by the shareholders at a general meeting, and any such interim dividend must be approved by our independent auditors. Final dividends are declared once a year at the annual general meeting of the shareholders. Interim and final dividends on Common Shares and Founder's Shares can be paid out of earnings, retained and current, as well as paid-in surplus.

    Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in stated capital or the par value of the shares issued in connection with any stock dividend. Luxembourg law requires that 5% of our unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by the Common Shares, after which no further allocations are required until further issuance of shares.

    The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all of our existing Common Shares has heretofore been satisfied and appropriate allocations will be made to the legal reserve account at the time of each new issuance of Common Shares.

LIQUIDATION PREFERENCE

    Under the Articles, in the event of a liquidation, all of our debts and obligations must first be paid, and thereafter all of our remaining assets are paid to the holders of Common Shares and Founder's Shares in the following order of priority:

    - Common Shares ratably to the extent of the stated value thereof (e.g. $1.00 per share);

    - Common Shares and Founder's Shares participate equally up to $0.05 per share; and

    - thereafter, Common Shares are entitled to all remaining assets.

EQUAL TREATMENT PROVISION

    If we merge, consolidate or enter into any similar transaction with another entity or such other entity will remain the survivor, the Common Shares held by holders other than holder(s) of Founder's Shares shall be entitled to receive consideration which is no less per share than the consideration per share received by the holder(s) of Founder's Shares, the latter per share amount to be determined by dividing the aggregate of all consideration received by such holder(s) for all shares owned by them, including Founder's Shares, by the total number of Common Shares which they own.

RESTRICTIONS ON SHAREHOLDERS

    Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with "imminent and grave damage", which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions,

    (i) no U.S. Person (as defined in the Articles) shall own, directly or indirectly, more than 9.9% of our outstanding shares,

    (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49.9% of our outstanding shares (including for these purposes the shares of U.S. Persons who were shareholders as of August 31, 1987),

   (iii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and

    (iv) no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

    The Articles provide that the foregoing restrictions, except as specified in
(iii) above, shall not apply to any person who was a shareholder as of August 31, 1987, or certain Affiliates or Associates (as such terms are defined in the Articles) of such person.

CHANGE IN CONTROL

    Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Stolt-Nielsen and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries.

NON-LUXEMBOURG SHAREHOLDERS

    There are no limitations under Luxembourg law on the rights of non-residents to hold or vote our shares.

MATERIAL CONTRACTS

    We have not entered into a material contract, other than contracts entered into in the ordinary course of business, since May 30, 2000.

EXCHANGE CONTROLS

    We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that at the present time there are no exchange controls in existence in Luxembourg which would restrict the export or import of capital, including but not limited to, foreign exchange controls, or affect our ability to make payments of dividends, interest or other amounts to non-resident holders of Common Shares.

LIMITATIONS AFFECTING SHAREHOLDERS

    Our Articles of Incorporation (the "Articles") provide restrictions on the shareholdings of certain persons. In particular, the Articles provide that the following restrictions shall apply to Persons (defined to include any individual, firm, corporation, or other entity, and certain associates and affiliates thereof) who became shareholders on or after September 1, 1987:
(i) no one U.S. Person (including any person who is a citizen or resident of the U.S., a corporation organized under the laws of the U.S., or any State thereof, a corporation organized under the laws of any other jurisdiction whose shares are owned by U.S. Persons, a partnership organized under the laws of any State of the U.S. and certain trusts and estates) may own, directly or indirectly, more than 9.9% of our outstanding shares; (ii) all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of our outstanding shares in the aggregate; (iii) no more than 49.9% (including for these purposes shares held by Persons who were shareholders prior to September 1, 1987) of our shares shall, in the aggregate, be owned by all shareholders of any particular country (including any person who is a citizen or resident of any such country, a corporation, partnership, association, or other entity organized or created under the laws of any such country and certain trusts and estates); and (iv) no Person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of the Board shall have approved such shareholding in advance.

    In addition to the restrictions on shareholders described above, the Board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with "imminent and grave damage". Luxembourg Company Law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to Stolt-Nielsen or governmental sanctions are likely to be among the situations covered by such phrase.

    In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our Register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors) and to remove the name of any shareholder from the Register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available.

    Our form of share certificate requires a certification to be made upon the transfer of ownership regarding the citizenship of the transferee. The certification is intended to assist us in enforcing the restrictions described above.

TAXATION

LUXEMBOURG TAXATION

    The following is intended only as a general summary of certain tax considerations affecting dividend payments by us relevant to prospective investors in Stolt-Nielsen. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. Prospective investors are therefore urged to consult their own tax advisers with respect to their particular circumstances. Double taxation treaties may contain rules affecting the description in this summary.

STOLT-NIELSEN

    We are a holding company under the law of July 31, 1929 of Luxembourg and are eligible for the following taxation provided for by the decree of December 17, 1938. An annual tax on all amounts paid by us on interest payments made on bonds or debentures issued by us would be levied at the rate of 3% on such interest payments. We have not and do not contemplate issuing bonds or debentures so that this tax on interest is unlikely to become relevant. Additionally an annual tax on all amounts paid by us as dividends and non-resident Directors' fees will be computed on the following basis:

    (i) 3% of the first 2,400,000E or the equivalent thereof;

    (ii) 1.8% of the next 1,200,000E; and

   (iii) 0.1% of any balance;

with a minimum annual tax of 48,000E. These taxes are paid by us.

    Subject to the foregoing, we, as a Luxembourg holding company, are not liable under present Luxembourg law for any income tax, withholding tax, capital gains tax, estate or inheritance tax, or any other tax (except for a contribution tax of 1% on issues of share capital), calculated by references to our capital, assets or income.

SHAREHOLDERS

    Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax, withholding tax, capital gains tax, estate or inheritance tax is payable in Luxembourg by shareholders in respect of our common shares, except for shareholders domiciled, resident (or, in certain circumstances, formerly resident) or having a permanent establishment in Luxembourg.

    Shareholders domiciled or resident in Luxembourg (except holding companies) or who have a permanent establishment in Luxembourg with whom the holding of our common shares is effectively connected, have to include the dividend received in their taxable income during the relevant period.

    Physical persons domiciled or resident in Luxembourg are not subject to taxation of capital gains unless the disposal of our common shares preceded the acquisition or the disposal occurs within 6 months following the acquisition of our common shares. Physical persons domiciled or resident in Luxembourg who own more than 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) of the issued common shares are liable to taxation on capital gains even after the 6 months holding and physical persons who were formerly residents or domiciled in Luxembourg will remain so liable during a period of 5 years after they have given up their domicile or residence in Luxembourg or their holding has been reduced below 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) provided they had their domicile or residence in Luxembourg for more than 15 years.

    Income and capital gains on common shares which are included in the assets of a trade or business of a physical person domiciled or resident in Luxembourg or in the permanent establishment in Luxembourg of a non-resident and income and capital gains on common shares which are held by Luxembourg corporations (other than holding companies) will be included in the taxable income of the relevant taxpayers.

    There is no Luxembourg transfer duty or stamp tax applicable on sales acquisitions of the common shares.

U.S. FEDERAL INCOME TAXATION

    The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our stock. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This summary (i) is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

    Each holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

OWNERSHIP OF ADSS IN GENERAL

    For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.

FOREIGN PERSONAL HOLDING COMPANY STATUS

    Stolt-Nielsen is a "foreign personal holding company" for U.S. federal income tax purposes. As a result, U.S. Holders would be subject to U.S. federal income tax on their share of any undistributed foreign personal holding company income (generally, taxable income calculated as if we were a U.S. corporation, subject to adjustments for any dividends paid and certain other items) received by us but not actually distributed to shareholders. To the extent that a U.S. Holder were required to include amounts in income under this rule, such amounts would be added to the tax basis of the Common Shares or ADSs held by such U.S. Holder. We have made distributions in an amount sufficient to eliminate undistributed foreign personal holding company income in the past and, subject to compliance with certain financing covenants limiting its ability to pay dividends, we intend to distribute all such income it may receive in the future.

DISTRIBUTIONS

    Subject to the discussion above under "Foreign Personal Holding Company Status", the gross amount of any distribution by Stolt-Nielsen of cash or property (other than certain distributions, if any, of Common Shares distributed pro rata to all shareholders of Stolt-Nielsen, including holders of ADSs) with respect to Common Shares or ADSs will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Stolt-Nielsen as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under "Foreign Personal Holding Company Status", to the extent, if any, that the amount of any distribution by Stolt-Nielsen exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain.

    Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Stolt-Nielsen generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income".

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

    THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OR ADSs. PROSPECTIVE PURCHASERS AND HOLDERS OF SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers and, in accordance with these requirements, we file reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

    You may read and copy any documents that we file with the Commission, including this Report and the related exhibits, without charge at the Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the pubic reference room. In addition, this Report and the related exhibits are publicly available through the website maintained by the Commission at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information included under the caption "Management's Discussion and Analysis--Market Risk" on page 27 of our 2001 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 9, 2002 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    On March 7, 2001, we reclassified our non-voting Class B Shares to Common Shares on a one-for-one basis. See "Introduction."

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    We have elected to provide financial statements for the fiscal year ended November 30, 2001 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS

       Report of Independent Public Accountants

       Consolidated Statements of Income for the years ended November 30, 2001, 2000 and 1999

       Consolidated Balance Sheets as of November 30, 2001 and 2000

       Consolidated Statements of Shareholders' Equity for the years ended November 30, 2001, 2000 and 1999

       Consolidated Statements of Cash Flows for the years ended November 30, 2001, 2000 and 1999

       Notes to Consolidated Financial Statements

    Our Consolidated Financial Statements and related notes referred to above and the report of Arthur Andersen LLP, our independent public accountants, attached as an exhibit to this Report, are incorporated herein by reference to our Consolidated Financial Statements filed with the Commission on Form 6-K/A on May 31, 2002.

SUPPLEMENTARY SCHEDULES

       Report of Independent Public Accountants on Schedules

       Schedule II-Valuation and Qualifying Accounts

ITEM 19. EXHIBITS.

 1.1 Amended and Restated Articles of Incorporation. Incorporated by reference to Stolt-Nielsen's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on May 30, 2001.

 2.1 Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to
       Stolt-Nielsen's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on December 21,
       1995.

 2.2   Form of American Depositary Receipt (included in Exhibit
       2.1).

 8.1 Significant subsidiaries as of the end of the year covered by this Report: See "Significant Subsidiaries" under "Item
       4. Information on the Company."

10.1   Consent of Arthur Andersen LLP, Independent Public
       Accountants.

10.2   Consent of Elvinger, Hoss & Prussen.

10.3   Stolt-Nielsen 2001 Annual Report, pages 19 through 30.

10.4   Consolidated Financial Statements and report of Arthur
       Andersen.

10.5   Financial Data Schedule.

99.1 Letter of Stolt-Nielsen, addressed to the Securities and Exchange Commission, regarding representations to
       Stolt-Nielsen by Arthur Anderson.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          STOLT-NIELSEN S.A.

                                          By: /s/ NIELS G. STOLT-NIELSEN
                                             -----------------------------------
                                             Name: Niels G. Stolt-Nielsen
                                             Title: Chief Executive Officer

                                          By: /s/ JAN CHR. ENGELHARDTSEN
                                             -----------------------------------
                                             Name: Jan Chr. Engelhardtsen
                                             Title: Chief Financial Officer

Date: May 31, 2002

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           AND SUPPLEMENTARY SCHEDULE

Report of Independent Public Accountants....................    F-2

Supplementary Schedule

Schedule II--Valuation and Qualifying Accounts..............    F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT-NIELSEN S.A.

    We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Stolt-Nielsen S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated January 30, 2002. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

New York, New York
January 30, 2002

                                                                     SCHEDULE II

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                          BALANCE AT    CHARGED TO   WRITE OFFS                  BALANCE AT
                                         BEGINNING OF   COSTS AND      AGAINST      OTHER ADD       END
                                            PERIOD       EXPENSES    THE RESERVE   (DEDUCT)(A)   OF PERIOD
                                         ------------   ----------   -----------   -----------   ----------
FOR THE YEAR ENDED
November 30, 1999:
  Allowance for doubtful accounts......     $ 9,185       $ 2,983      $(1,307)      $  (148)      $10,713
  Other................................      39,396        14,251       (3,914)       (8,150)       41,583
FOR THE YEAR ENDED
November 30, 2000:
  Allowance for doubtful accounts......     $10,713       $ 3,081      $(1,121)      $  (218)      $12,455
  Other................................      41,583        18,719       (5,000)        1,628        56,930
FOR THE YEAR ENDED
November 30, 2001:
  Allowance for doubtful accounts......     $12,455         5,477       (3,379)          621       $15,174
  Other................................      56,930         5,130       (4,393)       (2,771)       54,896

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.