Form 20-F
period 2002-11-30
STOLT NIELSEN S A
filed 2003-06-02
CIK 831980

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 2, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 000-16977

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

Common Shares, no par value	54,949,387	*
Founder's Shares, no par value	13,737,346	**

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

Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

INTRODUCTION

        Stolt-Nielsen S.A. is a Luxembourg registered company. In this Report, the terms "we", "us", "our" and "Stolt-Nielsen", refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References in this Report to "SNTG" refer to Stolt-Nielsen Transportation Group Ltd., references to "SOSA" or "Stolt Offshore" refer to Stolt Offshore S.A., and references to "SSF" or "Stolt Sea Farm" refer to Stolt Sea Farm Holdings plc, each subsidiaries of Stolt-Nielsen.

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

        As of April 30, 2003 we had 54.9 million Common Shares (which excludes 7.7 million Treasury Common Shares) and 13.7 million Founder's Shares (which excludes 1.9 million Treasury Founder's Shares) issued and outstanding.

        The Consolidated Financial Statements, including the notes thereto, included or incorporated in this Report (the "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made in this Report may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. In this Report, they include statements contained under "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Legal Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

        The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under "Item 3. Key Information—Risk Factors," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

        The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, including this Report on Form 20-F, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) the level of our indebtedness, operating restrictions contained in our financing arrangements, our ability to comply with financial and other covenants in our financing agreements, our ability to refinance our indebtedness on acceptable terms as it comes due and the impact of floating interest rates on our debt service costs; (ii) our ability to deliver fixed-price projects in accordance with customer expectations and the parameters of our bids and avoid cost overruns; (iii) the outcome of pending and future legal proceedings involving governmental authorities and third parties, including antitrust proceedings, securities lawsuits, investigations regarding trading with embargoed countries and pending patent litigation; (iv) the impact of negative publicity; (v) environmental challenges facing our aquaculture business; (vi) changes in, or our failure to comply with, applicable laws and regulations, including our ability to receive or renew applicable permits or licenses; (vii) prevailing prices for our products and services; (viii) cost and availability of raw materials, including ship fuel and feed costs for fish; (ix) uncertainties inherent in operating internationally, including economic and political instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (x) general economic conditions and competition in the industries and markets in which we operate; (xi) the loss of, or deterioration of our relationship with, any significant customers; (xii) our ability to keep pace with technological changes; (xiii) operating hazards, including marine disasters, oil spills or leaks, environmental damage, death or property damage and business interruptions caused by weather, mechanical failures, war or other hostilities, piracy or hijackings, explosions, fires or human error; (xiv) adverse weather conditions and other natural conditions such as pollution and disease in the marine environment that may impact our aquaculture business; (xv) capital expenditures by oil and gas companies; (xvi) delays or cancellations of projects in our backlog; (xvii) oil and gas prices; (xviii) the effect of changes in accounting policies; and (xix) other factors which are described from time to time in our public filings with the U.S. Securities and Exchange Commission.

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

Selected Consolidated Financial Data

        The information under the caption "Selected Consolidated Financial Data" on page 31 of our 2002 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 18, 2003 is incorporated herein by reference.

Risk Factors

        You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks applicable to our business operations that we consider to be material.

Our level of debt and bank credit and financing agreements may constrain our operations.

        As of April 30, 2003, we had an aggregate of $1,747 million of debt outstanding on a consolidated basis, including an aggregate of $453.5 million of debt outstanding at our subsidiary, Stolt Offshore. We are party to material bank credit and other financing agreements which impose restrictions on our operations including the maintenance of defined financial ratios and restrictions on, dividend payments, purchases and redemptions of capital and investments and advances to non-consolidated joint ventures and other entities, if any. The degree to which we are leveraged may affect our ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes. It also constrains our ability to utilize cash flow from operations for these and other purposes other than debt service, and to overcome seasonal or other cyclical variations in our business. For example, we have invested $64 million and $200 million in each of 2002 and 2000, respectively into Stolt Offshore in the form of equity. These funds were necessary to maintain adequate funding for Stolt Offshore but could have been used for other corporate purposes. As our existing indebtedness becomes due, we may be required to refinance all or part of it or repay it by selling assets or through other means. We may not be able to refinance such debt on terms acceptable to us, if at all. If we were unable to refinance our debt, it is doubtful that we could repay it.

Stolt Offshore is at risk of failing to satisfy the financial covenants contained in its primary credit facilities.

        Stolt Offshore's principal credit facilities are a $385 million secured multi-currency, five-year revolving credit facility and a $100 million secured multi-currency, four-year revolving credit facility. These facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to earnings before interest, taxation, depreciation and amortization (EBITDA). In early 2003 Stolt Offshore amended the financial covenants contained in its primary credit facilities to more appropriately reflect Stolt Offshore's financial prospects at that time. Based on those amendments, we expected that there would be a narrow margin of compliance with the financial covenants throughout the 2003 fiscal year. Since that time Stolt Offshore's new senior management team began a review of its major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. As a result of these factors, Stolt Offshore expects to incur significant losses. In light of this revised forecast, we are working closely with Stolt Offshore's main banks in seeking to amend Stolt Offshore's primary credit facilities to reflect Stolt Offshore's current financial position, including obtaining a waiver of certain financial covenant tests until November 30, 2003. As an interim step, Stolt Offshore's banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential noncompliance with the financial covenants while internal bank approvals are sought and documentation is completed. Without a waiver of certain financial covenants, Stolt Offshore would be out of compliance with its primary credit facilities. If we cannot reach final agreement with Stolt Offshore's bank lenders on the terms of amendments and/or waivers to Stolt Offshore's primary credit facilities, Stolt Offshore's noncompliance with its primary credit facilities could potentially lead to the credit facilities being repayable on demand. Stolt Offshore would not be able to repay these facilities on demand, unless an alternative financing source could be arranged.

        Even if Stolt Offshore is able to amend its primary credit facilities to incorporate terms and conditions with which we believe Stolt Offshore can comply or obtain appropriate waivers, Stolt Offshore's ability to maintain compliance with such facilities will be subject to adverse changes in its financial condition, results of operations or cash flows, including many of the risk factors identified in this Report on Form 20-F. Any agreement that we reach with Stolt Offshore's lenders may provide only temporary relief from the current requirements of Stolt Offshore's primary credit facilities. Therefore, we are likely to require further amendments or waivers in the future, which may or may not be possible depending on Stolt Offshore's financial condition at such time.

        Additionally, a default under Stolt Offshore's credit facilities could, in turn, result in a default under one of our bank credit or other financing agreements, as the majority of our credit facilities contain cross-default provisions. If a default were to extend beyond the applicable remedy or cure period under either Stolt Offshore's or our credit facilities, the financing agreement could become repayable on demand. It is unlikely that we could repay any such facility on demand without selling the assets securing such facility, unless an alternative financing source could be arranged.

Our floating interest rate debt exposes us to the risk of fluctuations in interest rates.

        Approximately 41% of our consolidated long-term indebtedness at April 30, 2003 incurs interest at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates will increase our interest cost if we do not hedge the impact of such interest rate movements.

Unexpected costs may adversely affect the profitability of our fixed-price contracts.

        A significant proportion of our offshore services business is performed on a fixed-price or turnkey basis. In 2002, 2001 and 2000, approximately 88%, 72% and 74%, respectively, of Stolt Offshore's revenue was derived from fixed-price contracts. This, in turn, constituted approximately 44%, 34% and 32% of our consolidated revenues in each of those years, respectively. Long-term fixed-priced contracts are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The net effect of significant revisions to contract estimates contributed $58.8 million to our net loss in 2002, decreased our net income by $2.4 million in 2001 and contributed $10.7 million to our net loss in 2000. In 2002, the net loss of $58.8 million included a $35.2 million of unanticipated costs for one of our accounts recorded on an engineering, procurement, installation and commission (referred to as "EPIC") project for the Burullus Gas Company in the Scarab/Saffron field off the coast of Egypt.

        The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

  •
  unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

  •
  unanticipated changes in the costs of components, materials or labor;

  •
  unanticipated difficulties in obtaining required governmental permits or approvals;

  •
  project modifications creating unanticipated costs and vessel scheduling difficulties;

  •
  delays caused by local weather and soil conditions; and

  •
  suppliers' or subcontractors' failure to perform as expected.

        These risks are exacerbated if the duration of the project is long-term, because there is more time for and, therefore, an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. Our long-term projects often subject us to penalties if we cannot complete portions of the projects in accordance with agreed-upon time limits.

We have experienced significant losses on several offshore services projects in Stolt Offshore's Southern Europe, Africa and Middle East (SEAME) region.

        Execution of offshore EPIC and pipelay projects in West Africa and Egypt has and will continue to put a strain on our consolidated financial condition and results of operations. These projects generally relate to the operations that we acquired in the ETPM acquisition. Certain projects within this region are making losses due to, among other things, costs that exceeded our estimates during the tendering process, project execution problems that have caused cost overruns and requirements that we use local subcontractors who, in some cases, have not performed as we expected. Additionally, in early 2003, Stolt Offshore's new senior management team began a review of its major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. This has resulted in a significant decrease to the results of operations that we anticipated for Stolt Offshore for the 2003 fiscal year. We believe that we have identified the weaknesses that resulted in these problems and are taking action to remedy those that we can control or anticipate. If, however, we cannot successfully integrate the former ETPM operations and improve our ability to recover our costs with respect to projects in this region, we will continue to suffer losses on our projects. Stolt Offshore's SEAME region accounted for 49% of Stolt Offshore's revenues in 2002. Therefore, problems in West Africa and Egypt can have a significant negative impact on our consolidated financial condition and results of operations. Additionally, we have been unsuccessful collecting significant amounts owed to us by customers on projects in this region and many of the delays and cost overruns with respect to West African projects are the subject of variation orders being negotiated with the customers. If we are unable to resolve these negotiations on terms favorable to us, there will be an ongoing material negative impact on our financial condition, cash flows and results of operations. The financial impact of our inability to resolve these issues has contributed to Stolt Offshore's inability to maintain compliance with the financial covenants of its credit facilities. Even if Stolt Offshore is able to obtain waivers for, or renegotiate, its credit facilities, our inability to collect amounts owed to us or successfully negotiate change orders in our favor could make it more difficult for Stolt Offshore to comply with any revised financial covenants or present an obstacle to renegotiating Stolt Offshore's credit agreements. As discussed above, a default under a Stolt Offshore credit facility could, in turn, result in a default under a Stolt-Nielsen bank credit or financing agreement.

The prices and volume for our bulk liquid transportation services and salmon and salmon trout products are sensitive to imbalances in the supply and demand for such services and products.

        Price is a primary factor in determining which supplier of transportation services is awarded a contract. Consequently, we may, from time to time, bid our ships at prices that do not reflect the relatively high fixed costs of our ships, depending on prevailing contractual rates, the contribution to fixed costs, and whether our revenue exceeds variable costs. Such competitive pricing conditions can occur when the supply of transportation services ships is greater than the demand for such ships. Demand for our bulk liquid transportation services is affected by overall economic conditions and demand in the industries for the products we transport and store, including the chemical, lube oil, acid and food industries. The conditions in these industries often reflect the overall health of the markets in which we operate, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions and a general economic slowdown. Supply and demand imbalances are reflected in the "spot" prices for bulk liquid transportation services, which is the prevailing market rate for short-term transportation services at any given time in any particular region. In 2002, 8% of our consolidated revenues were derived from short-term parcel tanker services at prevailing "spot" prices. Therefore, supply and demand imbalances that affect spot prices can cause our revenues to fluctuate significantly from quarter to quarter.

        Additionally, our fish farming business is still dependent predominantly on salmon and salmon trout products. Therefore, imbalances in the supply and demand for salmon and salmon trout products can lead to wide fluctuations in the prices for such products and therefore material variations in the results of our fish farming operations. Supply to the main markets can vary sharply, depending on the availability of capital to farmers, varying growing conditions, disease epidemics, and restrictions on farming capacity. Salmon prices generally have fallen significantly in most of SSF's major markets between 2000 and 2002. Consequently, SSF gross margins, which were 16% in 2000 fell to 6% in 2001 and 2% in 2002.

We continue to face competition in our businesses which could have an adverse effect upon our operating results and financial condition.

        The parcel tanker, offshore oil and gas services and fish farming businesses are highly competitive. Contracts for our offshore oil and gas services and seafood products are generally awarded on a competitive bid basis. In the parcel tanker business contracts are often extended based on negotiated rates. Although customers normally consider, among other things, the availability and capability of equipment, quality of the products or services and the reputation and experience of the contractor, price is a primary factor in determining which contractor or supplier is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon our operating results, cash flows and financial condition.

We are the subject of investigations by U.S. and European antitrust authorities for which we have been granted conditional immunity. We may suffer fines and other penalties if we cannot satisfy the conditions of our immunity or if other regulators bring legal proceedings against us.

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. Consequently, we determined to voluntarily report conduct to the Antitrust Division of the U.S. Department of Justice and the Competition Directorate of the European Commission. On February 25, 2003, we announced that SNTG had been conditionally accepted into the Department of Justice's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to this program, SNTG and its directors and employees received amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation are met. We also announced that the European Commission had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. This program affords SNTG immunity from European Commission fines with respect to anti-competitive behavior, subject to SNTG fulfilling the conditions of the program, including continuing cooperation. Our ability to enforce the agreements pursuant to which SNTG has been granted conditional amnesty and immunity has not been legally established. Consequently, SNTG's immunity and amnesty depends in large part on the Department of Justice's and European Commission's satisfaction with SNTG's efforts to cooperate and otherwise satisfy the conditions of the immunity and amnesty programs. It is possible that they could determine, because of new information or for other reasons, that SNTG has not fully complied with those conditions. If this were to happen, SNTG could be partly or fully removed from the immunity or amnesty programs, subject to criminal prosecution and, if SNTG were found guilty, incur significant fines and penalties. If any such proceedings were brought by the Department of Justice or European Commission, SNTG could incur significant additional defense costs and significant distraction of senior management from the operation of its business. Consequently, if SNTG cannot continue to avail itself of the immunity and amnesty programs, we could face a material adverse effect on our financial condition, cash flows and results of operations.

        The activities that are the subject of the investigations involve jurisdictions other than the United States and Europe. Therefore, it is possible that regulatory authorities in other jurisdictions could commence investigations or legal proceedings with respect to the activities that are the subject of the investigations. We cannot determine whether or not any such proceedings may be brought or, if they are brought, the potential consequences of such proceedings. It is possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations.

We may be subject to civil liabilities relating to the activities that are the subject of the antitrust investigations.

        We are named defendants in two civil antitrust lawsuits filed as putative class actions which appear to be based on media reports about the U.S. Department of Justice and European Commission investigations. Both actions are by former customers. The actions allege, among other things, violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts. The lawsuits seek to recover treble damages and costs, among other things, in unspecified amounts. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the Department of Justice and European Commission investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors and senior executives, in a putative civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the Department of Justice and European Commission investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things. See "Item 8. Financial Information—Legal Proceedings."

        We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. Additionally, we are incurring costs in connection with the pending proceedings, including the distraction of senior management from the operation of our businesses. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. As of November 30, 2002 and February 28, 2003, we had not made any provision in our financial statements for any civil damages or penalties with respect to the claims against us.

SNTG is the subject of a pending investigation by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and may be subject to fines or other penalties as a result.

        OFAC is investigating past transactions of SNTG relating to Iran as possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. SNTG is cooperating fully with OFAC's investigation. On April 3, 2002, OFAC issued a Cease and Desist Order covering payments by SNTG for incidental port expenses involving unlicensed shipments to, from or involving Iran. SNTG has fully complied with that Order. OFAC has not made any determination of whether or not a violation has occurred. If OFAC determines that a violation has occurred, it could impose a civil monetary or other penalties on SNTG. OFAC also could refer the matter to other federal law enforcement agencies for criminal investigation. We do not know whether or not the subject of OFAC's investigation of SNTG is included as part of the U.S. Attorney's investigation in Connecticut. Even if OFAC has referred this matter to the U.S. Department of Justice for criminal investigation, OFAC might also continue to pursue the matter as a civil penalty matter.

Continuing negative publicity may adversely affect our business.

        We have been the subject of substantial negative publicity relating to the OFAC investigation, the U.S. Attorney investigation, the antitrust investigations and related civil litigation, including the employment litigation commenced by a former internal counsel. We may experience reluctance on the part of certain customers and suppliers to continue working with us on customary terms. The negative publicity, legal proceedings and resulting impact on our businesses could also have a negative impact on our ability to refinance our existing indebtedness when necessary. As a result of the antitrust investigations, the related litigation and negative publicity, members of senior management need to spend significant management time and effort dealing with investigations, litigation and customer relations issues rather than the operation of our businesses. Moreover, the negative publicity could encourage increased scrutiny from governmental regulatory authorities relevant to our various businesses or make us a more attractive subject for party claims and disputes. Whether or not warranted, such negative attention could require us to incur additional costs to respond to or settle such matters or have a negative impact on our share price. Therefore, continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

Our business could suffer as a result of further adverse developments in our patent litigation with Coflexip S.A.

        We are subject to legal claims and investigations by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, our competitor, Coflexip S.A. ("CSO") commenced legal proceedings through the UK High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the UK. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied. During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into UK waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. We estimate that the total claim as submitted is in the order of $130.0 million at

November 2002, increasing at 8% simple interest per annum. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5,"Accounting for Contingencies", as interpreted by FASB Interpretation No. 14 "Reasonable Estimation of the Amounts of a Loss", we have provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient. If the amount we are ultimately determined to owe, if any, is substantially more than we have currently reserved or if we increase the amount of the reserve for this claim, it could have a material adverse effect on our results of operations.

Environmental and consumer challenges facing the aquaculture industry may have an adverse effect on our fish farming business.

        The aquaculture industry has increasingly faced environmental and consumer challenges, drawing criticism regarding such issues as the effects of escaping fish on native fish populations, spread of disease and parasites such as sea lice, the impact of antibiotics given to farmed fish and synthetic pigments used in farmed salmon. These increasing environmental and consumer challenges could lead to potential litigation against us and more stringent government regulation of the aquaculture industry, each of which could require us to change our fish farming practices and incur additional costs. The additional costs could include the costs of compliance with governmental regulations, fines and penalties for non-compliance and the costs associated with challenging new governmental regulations or responding to litigation or other claims against our aquaculture business. Additionally, increasing environmental challenges could increase the costs of, or make it more difficult to obtain, insurance against the risks of environmental damage. It is possible that we will also be required to consent to injunctions against future conduct, lose the ability to conduct business with government agencies or suffer other penalties, which could have a material adverse effect on our fish farming business. Changes in the laws and regulations of the aquaculture industry, or our inability to renew necessary permits or licenses, can have a significant adverse effect on the production costs of fish as well as our ability to compete effectively in affected markets.

Political or social instability in the developing countries in which we operate could increase our costs and reduce our future growth opportunities.

        A significant portion of our offshore services business involves projects in developing or less developed countries that are experiencing or may experience political or social instability. For the year ended November 30, 2002, approximately 28% of our consolidated net sales came from projects located in Angola, Nigeria, Egypt, Brazil and Indonesia. Even though it is one of the world's largest oil exporters, Nigeria, for example, has had a history of political instability and disorganized society with an internal infrastructure that is neither fully functional nor well maintained and parts of Nigeria regularly experience localized civil unrest and violence. Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties. For example, in 2003 our Offshore Gas Gathering System ("OGGS") project in Nigeria has suffered disruption due to a labor strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by us is subject to negotiation with our customer. Additionally, to the extent a project is delayed or becomes more costly, there would be a negative impact on our financial condition, results of operations and cash flows. This, in turn, could have a negative impact on our compliance with the financial covenants contained in our credit facilities. Political or social instability could also inhibit offshore exploration or capital expenditures by our clients. It could also result in fewer new project tenders meeting our criteria thereby reducing growth opportunities for our business.

Our method of accounting for our offshore services projects may result in the reduction or elimination of previously reported profit.

        Substantially all of our offshore services projects are accounted for on the "percentage-of-completion method," which is standard for our industry and in compliance with U.S. generally accepted accounting principles. In our offshore services projects, estimated contract revenues are accrued based on the ratio of costs incurred to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that adjustments result in a reduction or elimination of previously reported profits or contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

Our offshore services business is affected by expenditures by participants in the oil and gas industry.

        Demand for our offshore services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that we and our competitors provide. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

  •
  prices of oil and gas and anticipated growth in world oil and gas demand;

  •
  the discovery rate of new offshore oil and gas reserves;

  •
  the economic feasibility of developing particular offshore oil and gas fields;

  •
  the production from existing producing oil and gas fields;

  •
  political and economic conditions in areas where offshore oil and gas exploration and development may occur;

  •
  policies of governments regarding the exploration for, pricing and production and development of their oil and gas reserves; and

  •
  the ability of oil and gas companies to access or generate capital and the cost of such capital.

There might be delays or cancellation of projects included in our backlog.

        The dollar amount of our backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and letters of intent which management has determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. For example, one offshore construction project was recently cancelled due to an exploration and appraisal well was found to be dry. In this case, the customer paid our costs as incurred and a cancellation fee was negotiated but we lost our expected revenue stream. In another case, a construction project has been delayed for 12 months as the customer is awaiting planning permission for a gas treatment plant. In this instance, the backlog relating to the project reflects the expected delay in revenue from 2003 to 2004 and has been adjusted to include additional costs as negotiated with the customer. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed.

Price fluctuations in ship fuel and feed cost may impact our profitability.

        Ship fuel constitutes one of the major operating costs of our parcel tanker fleet and feed to fish accounts for approximately 50% of the total product cost of our fish farming products. Fluctuations in the price of ship fuel and fish feed can have a material impact on our results. Since 1987, the average annual cost of bunker fuel purchased by us has varied between approximately $76 and $144 per ton. In 2002, with an average cost of approximately $144 per ton, ship fuel constituted approximately 20% of total fleet operating costs. The cost in 2002 represented a $5 per ton, or 3.5% increase over the 2001 average. With respect to fish feed, prices can vary substantially because feed producers depend on the price and availability of raw materials such as fish meal and fish oil, which are scarce resources.

        Although we seek to pass price fluctuations through to our customers, a significant portion is incurred solely by us and a rise in costs can negatively impact our results. For example, approximately 67% of our total parcel tanker revenues in 2002 were derived from long-term contracts of affreightment. About 42% of this revenue related to contracts of affreightment that were exposed to bunker fuel price fluctuations. The significance of these supply costs to our overall costs and the limitations on our ability to pass these costs on to our customers can cause fluctuations in the price of these materials to affect our profitability.

We may be liable to third parties for the failure of our joint venture partners to fulfill their obligations.

        Under some of the joint venture agreements in our offshore service business, we and our partners are jointly and severally liable to the customer for the performance of the contract. If our joint venture partner in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the customer and would have to rely on our ability to obtain reimbursement from our joint venture partner. If our joint venture partner became insolvent or ceased operations, this might not be possible.

Adverse weather and other natural conditions may impact our results.

        A substantial portion of our revenue from our offshore services business has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity. Additionally, during other periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

        Our fish farming operations may be adversely affected from time to time by climactic conditions, such as severe storms, flooding, dry spells and changes in water temperature or salinity, and may be adversely affected by natural or man-made calamities, such as oil spills. Because the growth rates of fish are dependent on weather conditions, unexpectedly hot or cold temperatures may adversely impact growth rates, harm the fish and lead to losses of fish. Bad weather may also delay harvest or result in the loss of equipment or fish. Storms and floods can also cause damage to facilities involving an interruption in the water supply or seaweed blockages, which may lead to a loss of fish.

        Our fish farming operations also may be adversely affected by other natural conditions such as algae blooms (intensive and sudden blooms of algae that occur naturally in the marine environment), pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. Although we use antibiotics and other chemical substances to control diseases and parasites and use farm management to control the impact of natural predators, if these precautions are not successful we could suffer losses to our fish stock, thereby reducing our revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled, for example, under mandate from government authorities or voluntarily as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which we do not currently have adequate countermeasures.

Our international operations expose us to changes in foreign regulations and other risks inherent to international business, any of which could affect our operating results.

        Our operations in the emerging markets in South America, Asia-Pacific and Southern Europe/Africa/Middle East regions present risks including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

  •
  political instability, which could discourage investment and complicate our dealings with governments;

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate;

  •
  requirements imposed by local governments that we use local suppliers or subcontractors which may not be able to perform as required;

  •
  labor unrest;

  •
  disruptions due to civil war, election outcomes, shortages of commodities, power interruptions or inflation;

  •
  the imposition of unexpected taxes or other payments on revenues; and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

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

We depend on certain significant customers and long-term contracts and the loss of one or more significant customers or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

        In 2002, Shell accounted for 10% of our consolidated net operating revenue with TotalFinaElf and British Gas each accounting for 5% of our consolidated net operating revenue. In 2001, TotalFinaElf accounted for 11% of our consolidated net operating revenue, while Shell and British Gas accounted for 4% and 2%, respectively, of our consolidated net operating revenue. During 2002 and 2001, Stolt Offshore's ten largest customers accounted for 34% and 32%, respectively, of our consolidated net operating revenue, and over that period seven customers, including Shell, TotalFinaElf, British Gas, BP, Statoil, Petrobras and Norsk Hydro consistently numbered among Stolt Offshore's ten largest customers. Revenues from our largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. In 2002 and 2001, approximately 44% and 34%, respectively, of our consolidated net operating revenue was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant customers or a substantial decrease in demand by our significant customers could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with technological changes, and changes in technology could result in write-downs of assets.

        Our offshore services customers are constantly seeking to develop oil and gas fields in deeper waters. To meet our customers' needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect our business, particularly our offshore services business, and financial results.

We are exposed to substantial hazards and risks that are inherent to the industries in which we operate, which may result in the loss of revenues, increased expenses, or for which the liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

        The operation of ocean-going ships and offshore services carry an inherent risk of personal injury or death, damage to or loss of property or business interruptions. These risks can arise from, for example: marine disasters, such as collisions or other problems involving our ships or other offshore equipment; oil spills or leaks involving offshore projects in which we participate; pollution caused by leaks or spills of chemicals or other products transported by our bulk liquid transportation business; injuries, death or property damage caused by mechanical failures involving our equipment or human error involving our employees; war or other hostilities affecting our operations; piracy or hijackings involving our ships or offshore oil and gas projects in which we participate; explosions and fires involving the chemical or other liquid products that we transport or our equipment; and other circumstances or events.

        We insure for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees or third parties and statutory workers compensation protection. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Litigation arising from any such event may result in our being named a defendant in lawsuits asserting large claims. Any such event may result in loss of revenues, increased costs or future increased insurance costs.

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

        We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulation and rules of industry associations related to the protection of the environment, including but not limited to national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, food safety, marketing restrictions and various import and export requirements. Any changes in government regulation can have a significant impact on our production costs and on our ability to compete effectively in the regulated markets. While we maintain environmental damage and pollution insurance, more stringent environmental regulations may result in significant fines and penalties for non-compliance, increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution. The U.S. Oil Pollution Act of 1990 ("OPA '90"), by imposing virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive and has also prompted insurers to consider reducing available liability coverage. While we maintain insurance, there can be no assurance that all risks are adequately insured against particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we maintain mutual insurance, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance and to premium increases based on prior loss experience. Any such shortfalls could have a material adverse impact on us.

        Our operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. We are subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities. In November 2001, SNTG sold its tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement we have retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2002, we have not been notified of any such contingencies having been incurred and we do not anticipate any such contingencies being incurred in the future.

The U.S. Internal Revenue Service ("IRS") may rule that our shipping operations do not qualify for exemption from U.S. income taxes.

        Pursuant to the U.S. Internal Revenue Code (the "Code"), effective for our fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The IRS has agreed that we qualify for this exemption for years up to and including fiscal 1992, but may review our qualifications for subsequent years. We believe that substantially all of SNTG's ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        In August 2002, the Treasury Department published re-proposed regulations interpreting Code section 883, which superseded and replaced the regulations initially proposed in February 2000. At this time, it is unclear when re-proposed regulations will be finalized and whether they will be finalized in their present form. If published in their present form, however, the re-proposed regulations may adversely affect our ability to qualify for this exemption. Based upon information available at this time, we believe that the Company satisfies the requirements necessary to continue to qualify for the exemption under Code section 883 and, in addition, may qualify for a treaty exemption. However, if an equivalent exemption were not available, or if we did not qualify for a treaty exemption, we would be taxable on our U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include our share of all such income from the Stolt Tankers Joint Service ("STJS"). Under the first method, if the company operating the ship has any such income which is "effectively connected" with a U.S. trade or business, such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to U.S. taxation imposed at graduated rates up to 35%. In addition, this income, as determined after allowance for certain adjustments, may be further subject to the 30% "branch profits" tax on earnings effectively connected with such U.S. trade or business. Under the second method, any such income which is not "effectively connected" with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a tax rate of 4%. The branch profits tax would not apply to income subject to the 4% tax.

Our reputation and our ability to do business may be impaired by corrupt behavior by our employees or agents of us or our subsidiaries.

        We and our subsidiaries conduct business in countries known to experience governmental corruption. While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the International Emergency Economic Powers Act, the Trading With the Enemy Act, the Export Administration Act, including antiboycott laws, various economic sanctions regulations and export controls that restrict trade with certain designated countries and persons, or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

We guarantee certain obligations of our subsidiaries.

        It is customary in the industries in which we operate to provide clients with bonding lines and performance guarantees supporting contracts executed by our subsidiaries. If our subsidiaries default on these performance obligations under the bonding lines, we will be obligated to reimburse customers or pay damages to the client. In the aggregate, these agreements represent a material contingent liability. In addition, the liquidity of our businesses may be affected by the availability of these bonding lines.

Our operating results, reported debt levels and financing availability may be impacted if we are unable to restructure our synthetic lease arrangements.

        In addition to our on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, we have sold twelve parcel tankers to a variable interest entity with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage. The ships were leased by the variable interest entity to one of our subsidiaries, for a maximum term of four and a half years. As of November 30, 2002, the remaining payments under the lease agreement were $89.3 million and are reflected as operating lease commitments in our Consolidated Financial Statements. Under new accounting rules that we will adopt beginning in our fourth quarter of 2003, we believe that we will be required to consolidate the entity in our financial statements as of the beginning of the fiscal 2003. If we are unable to restructure these arrangements, the resulting accounting may increase our net property, plant and equipment and our total debt and decrease our operating profit. Such an increase in our total debt could negatively affect our compliance with the financial covenants of our bank debt or cause additional restrictions on the amount of funds available for us to borrow.

The Stolt-Nielsen family exercises a controlling influence over matters requiring shareholder approval, which could prevent a change of control.

        As of April 30, 2003, the Stolt-Nielsen family, directly and indirectly, controlled approximately 60% of the outstanding shares of Stolt-Nielsen entitled to vote generally on matters brought to a vote of shareholders of Stolt-Nielsen. Refer also to "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders" for further discussion.

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

Other Matters

        Our consolidated financial statements for the years ended November 30, 2001 and 2000 included in this Form 20-F were audited by Arthur Andersen LLP ("Arthur Andersen"), which issued an audit report dated January 30, 2002 on these consolidated financial statements.

        On July 24, 2002, the board of directors approved the audit committee's recommendation that Deloitte & Touche LLP be appointed as our independent public accountant. Arthur Andersen was terminated as our independent public accountant effective July 31, 2002. Pursuant to Luxembourg law requiring that the decision to appoint new auditors be subject to the approval of our shareholders, on October 17, 2002 at an extraordinary general meeting of shareholders, the shareholders approved the decision to appoint Deloitte & Touche LLP as our independent public accountant. Both the engagement partner and manager for our audit are no longer with Arthur Andersen and Arthur Andersen has ceased practicing before the Securities and Exchange Commission. As a result, we have been unable to obtain after reasonable efforts written consent of Arthur Andersen to the inclusion of its audit report in this Form 20-F.

        Under these circumstances, Rule 437a under the Securities Act of 1933, as amended, permits us to file this Form 20-F, which is incorporated by reference into our previously filed registration statements, without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the inclusion of its audit report, investors may be limited in their ability to assert claims against Arthur Andersen under Section 11(a) of the Securities Act of 1933, as amended, for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by Arthur Andersen. Therefore, investors may be limited in their ability to recover under the federal securities laws.

Item 4. Information on the Company

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

        We have 91 offices and facilities, and employ approximately 13,000 persons worldwide as of November 30, 2002.

Recent Significant Developments

Stolt-Nielsen Transportation Group

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. Consequently, we determined to voluntarily report conduct to the Antitrust Division of the U.S. Department of Justice and the Competition Directorate of the European Commission. On February 25, 2003, we announced that SNTG had been conditionally accepted into the Department of Justice's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. We also announced that the European Commission had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Further details regarding these investigations and related legal proceedings are included in Item 3. "Risk Factors" and Item 8. "Legal Proceedings".

        Additionally, on May 21, 2003 we announced that we were subject to an ongoing investigation by OFAC regarding past transactions relating to Iran. Further details regarding this investigation and related legal proceedings are included in Item 3. "Risk Factors" and Item 8. "Legal Proceedings".

Stolt Offshore

        On December 3, 2002, SOSA made a capital contribution of $12.0 million in cash to the NKT Flexibles I/S joint venture. At the same date NKT Flexibles I/S repaid an outstanding loan for $12.0 million due to SOSA.

        In the first quarter of the fiscal year 2003, one of SOSA's West African projects has suffered a disruption due to a strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by SOSA is currently under negotiation with the customer.

        On February 28, 2003, SOSA made a drawdown of $48 million against the $50 million liquidity line provided by Stolt-Nielsen as discussed in Note 14 to our Consolidated Financial Statements. The $48 million drawdown was repaid within seven days.

        On March 10, 2003 SOSA made the final payment to NKT Holding A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee in respect of the remaining 879,121 Common Shares of Stolt Offshore owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles I/S joint venture in December 1999.

        On March 17, 2003, Tom Ehret joined Stolt Offshore as Chief Executive Officer. A new Chief Financial Officer, Stuart Jackson, joined Stolt Offshore in April, 2003.

        In early 2003, Stolt Offshore's new senior management team began a review of its major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, we expect to incur significant losses in the 2003 fiscal year. A substantial portion of these losses will be incurred in the second quarter of 2003. The specific reasons for the increased losses include:

  •
  Burullus Scarab Saffron, the first deepwater project of its type in offshore Egypt which is now completed, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

  •
  OGGS, in the harsh operating environment of Nigeria and now 80% completed, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

  •
  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

  •
  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization.

        In early 2003 Stolt Offshore amended the financial covenants contained in its primary credit facilities to more appropriately reflect Stolt Offshore's financial prospects at that time. Based on those amendments, we expected that there would be a narrow margin of compliance with the financial covenants throughout the 2003 fiscal year. In light of the revised earnings expectations described above, we are working closely with Stolt Offshore's main banks in seeking to amend Stolt Offshore's primary credit facilities to reflect Stolt Offshore's current financial position, including obtaining a waiver of certain financial covenant tests until November 30, 2003. As an interim step, Stolt Offshore's banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential noncompliance with the financial covenants while internal bank approvals are sought and documentation is completed. Without a waiver of certain financial covenants, Stolt Offshore would be out of compliance with its primary credit facilities. If we cannot reach final agreement with Stolt Offshore's bank lenders on the terms of amendments and/or waivers to Stolt Offshore's primary credit facilities, Stolt Offshore's noncompliance with its primary credit facilities could potentially lead to the credit facilities being repayable on demand. Stolt Offshore would not be able to repay these facilities on demand, unless an alternative financing source could be arranged.

        Additionally, a material default under Stolt Offshore's credit facilities could, in turn, result in a default under one of our bank credit or other financing agreements. If a default were to extend beyond the applicable remedy or cure period under either Stolt Offshore's or our credit facilities, the financing agreement could become repayable on demand. It is unlikely that we could repay any such facility on demand without selling the assets securing such facility, unless an alternative financing source could be arranged.

Stolt Sea Farm

        Salmon prices in the first quarter of 2003 compared to the first quarter of 2002 were up 20% to 40%. Spot salmon prices in North America are relatively strong due in part to extreme weather in the Northeast and low volumes from Chile. However, pricing in Europe continues to remain depressed. The important Japanese market was negatively impacted by lower sales volume. The turbot operations in Iberia continue to perform well. At the start of the year we were anticipating only modest growth in Atlantic salmon supply over 2002, and hence we had hope of price improvements in the later part of 2003; however, the latest data indicate that supply growth may be larger than at first anticipated, particularly in Europe, and so price increases may not materialize. In addition, the SARS outbreak in Asia has dampened demand in certain markets such as Hong Kong and Singapore.

Optimum Logistics

        In April 2003, we sold substantially all of the assets of Optimum Logistics Ltd. ("OLL") to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network.

Capital Expenditures

        Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three year period.

	2002	2001	2000
	(In millions)
Stolt-Nielsen Transportation Group:
Tankers	$17	$43	$150
Tank Containers	3	9	27
Terminals	19	58	29
Total Stolt-Nielsen Transportation Group	39	110	206
Stolt Offshore	55	63	62
Stolt Sea Farm	29	26	12
Corporate and Other	—	4	6

Total Stolt-Nielsen	$123	$203	$286

        In addition, the cash costs of acquisition of subsidiaries, net of cash acquired, amounted to $2 million (primarily for Stolt Sea Farm), $81 million (primarily for Stolt Sea Farm), and $120 million (primarily for Stolt Offshore) in 2002, 2001, and 2000, respectively. These amounts exclude non-cash costs for acquisitions of $9 million and $265 million in 2001 and 2000, respectively.

        Projected capital asset expenditures for 2003 amount to approximately $155 million comprised of $62 million for SNTG, $42 million for Stolt Sea Farm and $50 million for Stolt Offshore.

        SSF commenced construction of the Cape Vilano turbot plant in Spain in 2002. The new plant will add capacity ultimately to harvest 1,000 metric tons of turbot per year. Turbot has provided SSF with consistently good operating margins and returns on capital in the last five years. The net cost of the project after regulatory grants is projected to be approximately $8.5 million, with approximately $1.5 million spent to date. Construction is expected to be complete in 2003 and the first harvests are expected in 2005.

Asset Dispositions

        In 2002, proceeds from sale of assets were $158 million, including $98 million for 12 chemical parcel tankers subsequently leased back, $30 million for tank containers also subsequently leased back, $24 million for Stolt Offshore, including the sale of Big Inch Marine Systems, Inc., and $6 million for other SNTG assets. In 2001, proceeds from the sale of assets were $77 million, including $70 million for the sale of tank storage terminals in Perth Amboy, NJ and Chicago, IL and $6 million for Stolt Offshore. In 2000, proceeds from the sale of assets were $72 million including $50 million for tank containers that were leased back and $19 million for Stolt Offshore.

Business Overview

General

        We are a holding company which, through our subsidiaries, is engaged in: the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids; offshore construction services including design, procurement, building, installation and servicing of a range of offshore surface and subsurface infrastructure for the global oil and gas industry; and aquaculture which is the production, marketing, and distribution of farmed fish. In 2002, we had two Internet-based businesses, one focused on bulk logistics, which was sold in April 2003, and the other on procurement for ship owners and operators.

Description of Business Segments

Stolt-Nielsen Transportation Group

        The transportation business is carried out through Stolt-Nielsen Transportation Group Ltd., which represented approximately 34% of our 2002 net operating revenue, and approximately 48% of total assets as of November 30, 2002.

        SNTG is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. These products are carried on worldwide sea borne trade routes for the producers, refiners, and distributors of such products, as well as for trading, end-manufacturing, and industrial companies. Several of SNTG's largest customers are among the world's major chemical companies. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for the transportation of smaller cargo lots. SNTG's terminal operations facilitate the turnaround of its parcel tankers. The different operations of SNTG share many of the same customers and employ many of the same chemical handling and cleaning technologies. While the parcel tanker operations remain SNTG's single largest activity, the expansion of its tank container operations and storage and distribution services has increasingly enabled SNTG to provide integrated logistics solutions for its customers' transportation requirements. SNTG offers fully integrated transport and logistic services including intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, rail, and storage.

Parcel Tanker Operations

        SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc. ("PTI"), which was incorporated in 1959. PTI subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. SNTG is one of the largest operators of parcel tankers in the world. As of April 30, 2003, SNTG marketed a fleet of 126 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 40,000 deadweight tons ("dwt") (of which 67 were over 10,000 dwt), and totaling approximately 2.1 million dwt. Of the 126 tankers, 63 ships provide intercontinental service, 26 ships provide regional service and 37 ships provide inland or river service.

        The parcel tanker industry occupies a market niche in the worldwide tanker trade and represents only about 5% of the dwt of the international tanker fleet. Unlike crude oil tankers which, generally load a full cargo at one port for one customer and discharge at one destination, parcel tankers, as the name implies, carry many cargoes (as many as 58 parcels) for many customers on the same voyage and load and discharge cargo at many ports. A parcel tanker may carry a wide range of bulk liquids shipped in parcels of several hundred to several thousand tons each.

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

        SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These patterns maximize load factors, with ships seldom sailing without cargo.

        SNTG operates its major intercontinental services through the Stolt Tankers Joint Service ("STJS" or "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The Joint Service participants include affiliates and non-affiliates of Stolt-Nielsen. This fleet currently is comprised of 63 parcel tankers totaling approximately 1.8 million dwt. Of these, SNTG owns 41 ships and time-charters two ships for participation in the STJS.

        The Joint Service operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt", 50%-owned by Stolt-Nielsen), one ship owned by Barton Partner Limited, five ships owned by Bibby Pool Partner Limited and two ships owned by Unicorn Lines (Pty) Limited. The STJS currently has five additional tankers on time-charter.

        Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to optimize its total results.

        Effective December 1, 2002, Stolt-Nielsen Transportation Group BV, a company incorporated in the Netherlands and wholly owned by us, commenced as agent for the STJS, entering into contracts with third parties on behalf of the STJS. Prior to this, Stolt Tankers Inc., a Liberian corporation and a wholly owned subsidiary, had been the agent for the STJS. The STJS ships are marketed by SNTG's professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. Management believes that SNTG's ships operating in the STJS derive higher utilization, revenues, and profitability than competitors operating outside a similar pooling arrangement.

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

Tank Container Operations

        The emergence of tank containers as a means of transporting bulk liquids such as chemicals and oils dates back to the early 1970s. Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames, with the same outside dimensions as 20 foot dry box containers. They carry 17,000 to 24,000 liters of bulk liquids (16 to 20 tons, depending upon the specific gravity of the product). This compares to the smallest compartment in a parcel tanker which can carry approximately 100,000 liters of bulk liquid. Tank containers can be transported on container ships, rail cars, and trucks.

        SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly-manufactured tank containers and through acquisitions. SNTG specializes in making all transportation arrangements from origin to destination on behalf of the shipper, which is known as "door-to-door" shipping. SNTG is one of the largest operators in the door-to-door business, deploying approximately 13,428 tank containers in all major worldwide markets. In addition, approximately 1,958 tank containers are managed on behalf of customers.

        There was an improvement in volume of container shipments in 2002. In 2002, SNTG shipped a total of 66,330 tank containers, an 11% increase from shipments of 59,762 tank containers in 2001. Shipments in 2001 reflected an increase of 2% from shipments of 58,624 tank containers in 2000. Shipments from North America and Europe were particularly strong in 2002 in comparison to 2001. Intra-Asian shipments were strong in both 2002 and 2001. We expect SNTG's total tank container shipments to grow 5% to 7% in 2003 as a result of continued strong markets and sales and marketing initiatives in North America, Europe and the Asia Pacific region. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan. As of April 30, 2003, SNTG controls a fleet of approximately 15,386 tank containers of which approximately 4,454 are owned and 10,932 that are leased or managed for customers.

        All of SNTG's tank containers are built and maintained to the standards of the International Maritime Organization ("IMO"), the ISO, the U.S. Department of Transportation and other governmental and private organizations. SNTG requires that all of its tank containers be constructed according to, and have valid certificates in accordance with, the International Convention for Safe Containers ("CSC"). SNTG conducts periodic inspections in conformity with CSC and IMO testing requirements to ensure compliance with those safety and trading requirements.

        SNTG's tank container operations requires its own infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston, and the Asia Pacific region, SNTG has established its own facilities to ensure high standards of quality, reduce costs, and increase market penetration. The facilities in Japan, China, Taiwan, and Korea are operated through joint ventures.

        The business systems of SNTG's tank container operations have received ISO 9002 Certification. SNTG's Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track, trace and bill for tank container movements.

Terminal Operations

        SNTG has interests in, investments in or alliances with ten bulk liquid storage terminals. SNTG's terminals offer storage services and distribution to inland waterways and land transportation for more efficient operation and better customer service. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Brazil, with a combined capacity of approximately 3.4 million barrels of liquid storage. Each of these terminals serves as a hub for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and tank containers and for third parties.

        SNTG has completed the first phase of the construction of a tank storage terminal located in Braithwaite, Louisiana with a storage capacity of approximately 0.8 million barrels of liquid storage and associated ship, rail and trucking facilities at a total cost of approximately $55 million. The Braithwaite terminal became operational in mid-2001. The terminal was 48% completed with a total of 405,000 barrels operational at the end of 2001, with the balance of 444,000 barrels completed during the first quarter of 2002. Construction of the second phase began in November 2002. An additional 7 tanks will be added with storage capacity of 290,000 barrels. The expected completion date is the third quarter of 2003.

        SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Stolthaven Ltd. (formerly Dovechem Terminal Holdings Ltd.), a publicly-traded company listed on the Singapore Stock Exchange, with terminals and drum manufacturing interests in China, Singapore, and Malaysia; and (iii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of Vopak pursuant to which it has preferential berthing rights to two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port.

        The following table contains information on SNTG's terminals as of April 30, 2003:

Storage Location	% Holding	Year Acquired	Capacity (barrels)
Houston, Texas	100%	1982	2,183,500
Braithwaite, Louisiana	100%	2001	849,000
Santos, Brazil	100%	1982	349,400
Sub Total			3,381,900
Joint Ventures
Westport, Malaysia	40%	1998	417,000
Kuantan, Malaysia	10%	1999	305,000
Shenzen, China	26%	1998-2000	639,600
Shanghai, China	26%	1998-2000	416,300
Ulsan, South Korea	50%	1999	2,881,600
Sub Total			4,659,500
Total			8,041,400

        SNTG currently holds the ISO 9002 certification for its terminal business systems in Houston and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports.

        SNTG also operates a fleet of 357 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

Stolt Offshore

        The offshore contracting business is carried out through Stolt Offshore (formerly named Stolt Comex Seaway S.A.), a subsidiary in which, as of April 30, 2003 we hold a 63.5% economic interest and a 69% voting interest.

        A publicly-traded company since May 1993, Stolt Offshore was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. ("Comex") and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen in separate transactions in 1992. At the time of acquisition, Comex was a leading world-wide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deepwater environments.

        In August 1998, Stolt Offshore acquired the Houston-based Ceanic Corporation ("Ceanic"), a publicly traded subsea contractor, for approximately $218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition Stolt Offshore took possession of a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies.

        The acquisition of Ceanic was strategically important for Stolt Offshore in that it provided access to the growing deepwater construction market in the Gulf of Mexico and the ability to build relationships with Houston-based oil and gas companies who conduct much of their world-wide business from Houston.

        On December 7, 1999, Stolt Offshore completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S and 49% by Stolt Offshore. The total consideration for the acquisition was $36.0 million funded partly by cash and partly by Class A shares of Stolt Offshore at a guaranteed value. The Class A shares of Stolt Offshore were subsequently converted to common shares of Stolt Offshore on a one-for-one basis. This acquisition secured the supply of flexible products for Stolt Offshore.

        On December 16, 1999, Stolt Offshore acquired the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by 6.1 million Class A shares of Stolt Offshore at a guaranteed value of $18.50 per share. The Class A shares of Stolt Offshore have subsequently been converted to common shares of Stolt Offshore on a one-for-one basis.

        ETPM had a significant market position in West Africa, which is now one of the fastest growing markets for Stolt Offshore's services. ETPM also had significant engineering skills in offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden Stolt Offshore's range of pipelay capabilities.

        On July 18, 2001, Stolt Offshore acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, Stolt Offshore acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. Stolt Offshore paid a total of $16.7 million of cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled Stolt Offshore to better undertake all of the engineering required for many of the large engineering, procurement, installation and commissioning ("EPIC") type contracts that are expected to come into the market in the next few years.

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

        Stolt Offshore is one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Stolt Offshore's worldwide operations are managed through six regional offices. Stolt Offshore employs approximately 1400 engineering staff in project management and various engineering disciplines worldwide including about 140 conceptual and detailed design engineers. Stolt Offshore has operated in more than 73 countries and currently operates in over 21 countries.

        Stolt Offshore has a world class fleet of highly specialized ships, barges and unmanned underwater remotely operated vehicles, or ROVs, deployed in the world's major offshore oil and gas exploration regions, including:

  •
  8 construction support ships;

  •
  4 flowline lay ships;

  •
  6 survey/inspection, repair and maintenance ships;

  •
  9 anchored construction and maintenance ships;

  •
  1 heavy lift ship (owned by a joint venture in which Stolt Offshore has a 49% interest);

  •
  7 pipelay barges;

  •
  4 tugs and other ships;

  •
  85 ROVs (6 of which are owned by a joint venture); and

  •
  6 hardsuits for manned dives.

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

  •
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

  •
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

  •
  The Deepwater Development business line involves large or complex offshore projects where Stolt Offshore has some influence over the architecture of the oil or gas infrastructure and could include the design, manufacturing and installation of flowlines, production risers and other subsea structures.

  •
  The Floating Production business line involves the design and management of the building of FPSOs for use in very deep water.

  •
  The Regional Services business line handles local business projects including seabed survey and positioning for drill rig location or defining pipeline routes, engineering studies, drilling support, shallow water pipelay or inspection, repair and maintenance operations.

        Stolt Offshore also provides field decommissioning services at the end of the working life of an offshore oilfield.

        Stolt Offshore offers heavy lift floating crane services through a joint venture company, SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil, our joint venture partner in SHL. Stolt Offshore also manufactures flexible flowlines and dynamic flexible risers (which are flexible pipelines from the sea floor to the surface) through the joint venture company NKT, in which it has a 49% interest. The remainder of the joint ventures in which Stolt Offshore has interests have been formed either with a national oil company, such as Sonangol in Angola or on a project-specific basis to enhance the range of services provided to the customer. Stolt Offshore typically has interests ranging from 30% to 55% in these joint ventures.

Stolt Sea Farm

        Our wholly-owned subsidiary, Stolt Sea Farm Holdings plc., along with its subsidiaries, produces, processes, and markets a variety of high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon (primarily for caviar), caviar, bluefin tuna, sole and tilapia. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by us in late 1991.

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

        Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. We believe that the demand for farmed fish will increase in the long-term. We believe that this demand growth will be supported by a number of trends: individuals are increasingly seeking healthier products like fish, and the supply of wild catch seems to have reached peak sustainable levels. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region. The following table illustrates the balance of these activities in terms of net operating revenue:

	2002	2001	2000
	(U.S. dollars in millions)
Atlantic Salmon/Salmon Trout/Coho Farming and Sales:
Americas	$139.7	$130.0	$146.7
Norway	66.8	76.9	77.5
United Kingdom	17.0	15.0	15.1

Other Species Farming and Sales:
Turbot	22.4	20.8	19.2
Tuna	48.1	44.2	—
Halibut	1.5	1.9	2.5
Sturgeon	2.4	2.6	1.8
Tilapia	0.2	0.2	0.3
Other	0.4	—	—

Sales and Marketing in Asia—Pacific	188.8	113.8	91.9

Inter-regional Elimination	(51.8)	(31.0)	(29.0)

Total Net Operating Revenue	$435.7	$374.4	$326.0

        In SSF, the growth and harvesting of different fish species, and generations within those species, follow set patterns over the life cycle of the fish. The cycle starts with the build-up of inventory of the species, and ends as the inventory is harvested. These patterns are different for each species, and they do not all coincide. It is not always possible to discern seasonality overall, although there may be occasions when the coincidence of cycles of different species may result in a noticeable fluctuation in production. In northern hemisphere markets for salmon, demand tends to rise in holiday seasons, typically at the end of the year and during spring.

        The world's main seafood markets are Asia, North America and Europe. Traditionally, there have been several middle-men between producers and consumers of fresh seafood. The majority of fish farmers do not have their own world wide sales and marketing organizations, and these companies will typically sell their fish to an exporter or a domestic wholesaler, which in turn will sell to importers, wholesalers and distributors, which in turn will sell to food service operators and retailers (restaurants and supermarkets). The overall trend in Europe, North America and Asia seems, with a varying degree of speed and concentration, to be moving toward a consolidation into fewer and larger vertically integrated fish farming companies selling increasing portions of their products directly to food service operators, restaurant chains and supermarket chains. These customers in turn, to an increasing degree, are demanding a higher degree of value added and consumer convenient products.

        SSF and its competitors in the aquaculture industry in the last two years have shown some poor financial results, and this has resulted in several competitors coming under severe liquidity pressure. The main cause of the poor results has been the salmon farming sector, with the performance in farming of other species that SSF is involved in on an industrial scale, such as turbot and Southern bluefin tuna, holding up well. SSF's seafood trading activities in general have also held up well. The major factor causing problems for salmon aquaculture has been low prices to the farmers, caused by excessive increases in supply into the market coupled with a slowdown in the rate of increase in demand for the production. The slowdown in the U.S. was mainly due to post September 11, 2001 economic weakness and in Europe was mainly due to weak economies. In addition to weak pricing, the industry in North America has suffered severely in 2002 from extraordinary mortalities, caused by viral and parasitic infections. There are signs that the liquidity problems in the industry, together with lost volumes following diseases, are causing slowdowns or even halts in the growth in supply of salmon, which should lead to an improvement in the demand/supply balance and prices. The salmon produced by the industry have become a commodity over recent years, and so it is anticipated the industry will always be susceptible to swings in production and prices. For this reason SSF has increased its focus on being a cost leading producer, and has reorganized its farming activities in Europe to achieve improved efficiencies. SSF has also reorganized its sales and marketing activities in both Europe and North America in an attempt to capture more of the margin in the supply chain for salmon through to the end consumers, and to increase the value added to the raw material farmed by SSF. We expect the benefits of these initiatives will be felt increasingly over time. SSF is also increasing its exposure in the profitable turbot activities by building a new state of the art facility in Spain to increase its turbot farming capacity by 40%, and continues its development of other non-salmon species which have good profit potential. The development of new species to profitable commercial levels takes time, but we believe that SSF is well placed to lead this process in the industry.

        SSF's sales and distribution methods vary from market to market, depending on the nature of the product being sold and the structure of the market in question. Sales may be to wholesalers, distributors, processors, food service organizations or retailers. Most distribution is performed by third party suppliers on behalf of SSF.

        In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

        In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired International Aqua Foods Ltd. ("IAF") in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

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

        The total consideration for the five aforementioned SSF acquisitions in 2001 was approximately $80 million.

        In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.

Optimum Logistics

        OLL was established in Bermuda on December 30, 1999. OLL offers an internet-based logistics system for global supply chain management for companies engaged in the bulk materials industries. OLL connects all participants in a producer's supply chain, such as carriers, terminal operators, receivers, surveyors, and freight forwarders. This system, TransLink ("TransLink"), enables OLL's customers to improve the efficiency of their entire supply chains.

        OLL has focused its initial technological development and marketing efforts on the market for bulk marine transportation services of the chemicals industry. During 2000, efforts were directed toward the development of logistics products and pilot testing of these products with various chemical producers. In 2001, OLL focused on commercializing the existing technology by developing commercial relationships with a number of multinational chemical companies.

        On February 28, 2001, we sold a 19 percent minority interest in OLL to Aspen Technology, Inc. ("Aspen"), a global provider of intelligent decision-support and e-business solutions for process industries.

        In 2002, OLL nearly doubled its revenues and cut its costs by more than half as product development is largely complete. In October 2002, OLL finalized an agreement with Elemica, the leading chemical industry consortium. Elemica selected OLL to be its exclusive bulk marine and preferred container marine supply chain execution platform.

        In April 2003, the we sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica aquired the full technology platform and the ongoing business operations of OLL.

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

        During 2000, SSL did not generate revenues and incurred operating losses and negative operating cash flow. SSL relied on equity and debt financing from us to fund its operations.

        In May 2001, SSL acquired the business of OneSea.com Inc., through the sale of a 3% minority interest in SSL to the shareholders of OneSea.com Inc. resulting in the name change to SSL. We maintain a controlling interest of 97% ownership in SSL, which has offices in London, Oslo, Houston, Singapore, Piraeus, and Bermuda.

        During 2001 and 2002 SSL incurred operating losses and negative operating cash flow. SSL began to generate internal revenue during the second half of 2001. SSL relied on equity and debt financing from us to fund its operations. The operating expenses were largely associated with software development and employee salaries and benefits.

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

Financial Summary of Businesses

        The following table sets out the net operating revenue, income from operations and identifiable assets for each of our businesses for the year ended November 30, 2002:

	Net Operating Revenue		Income (Loss) From Operations	Identifiable Assets
	($ in Millions)
Stolt-Nielsen Transportation Group:
Tankers	$692	24%	$83	$1,436	38%
Tank Containers	228	8	19	118	3
Terminals	58	2	19	274	7
Subtotal	978	34	121	1,828	48
Stolt Offshore	1,437	51	(124)	1,459	39
Stolt Sea Farm	436	15	(28)	495	13
Corporate and Other	2	— *	(18)	5	— *
Total	$2,853	100%	$(49)	$3,787	100%

*
Represents less than 1%.

Geographic Distribution

        The following table sets out net operating revenue by geographic area for our reportable segments. SNTG net operating revenue is allocated on the basis of the country or region in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. Stolt Offshore net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated.

	For the years ended November 30,
	2002	2001	2000
	($ in Millions)
Net operating revenue:
Stolt-Nielsen Transportation Group:
Tankers:
United States	$248	$245	$278
South America	70	74	58
Netherlands	39	48	47
Other Europe	116	135	105
Malaysia	68	68	54
Other Asia	109	148	118
Other	97	100	85
Less commissions, sublet costs, transshipment and barging expenses	(55)	(63)	(53)

	692	755	692

Tank Containers:
United States	72	68	80
South America	9	9	9
France	22	22	23
Other Europe	63	54	55
Japan	14	12	16
Other Asia	39	38	39
Other	9	11	2

	228	214	224

Terminals:
United States	49	71	52
Brazil	9	8	7

	58	79	59

Total Stolt-Nielsen Transportation Group	978	1,048	975

Stolt Offshore:
Asia Pacific	26	39	40
North America	190	277	122
Norway	106	111	199
SEAME	703	520	445
South America	52	50	53
United Kingdom	230	215	124
Other Corporate	130	44	—

Total Stolt Offshore	1,437	1,256	983

Stolt Sea Farm:
United States	97	99	123
Canada	12	18	17
Chile	8	7	1
United Kingdom	17	19	21
Norway	14	19	8
Spain	15	14	11
Japan	184	138	70
Others, net	89	60	75

Total Stolt Sea Farm	436	374	326

Corporate and Other	2	—	—

Total Stolt-Nielsen	$2,853	$2,678	$2,284

Seasonality

        SNTG's markets can be impacted by a variety of seasonal factors including unpredictable weather patterns that can disrupt ship operations, increased consumption of oil in the northern hemisphere in the winter months which increases activity in the clean petroleum market, and summer and holiday periods which can result in decreased market activity.

        Over the past three years, a substantial proportion of Stolt Offshore's revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity, although this is less apparent than in the past due to technological advances. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

        The growth rate of certain of Stolt Sea Farm's species, including salmon and salmon trout, is impacted by weather conditions. Excessively cold winters will slow fish eating patterns and thus growth rates. Warmer weather conditions may lead to algae blooms which are harmful for living marine organisms including farmed salmon and salmon trout. The demand for our salmon products, particularly in the Northern hemisphere, is also seasonal with peak demand periods around major holidays, typically at the end of the year and the spring, and the summer grilling season. The bluefin tuna business is a seasonal business which the majority of the harvest and sales typically occurs in our third quarter.

Raw Materials

        The primary raw material used in SNTG's operations is ship bunker fuel which is subject to volatility primarily due to the fluctuating price of oil. The market for ship bunker fuel is competitive and we source from a number of different suppliers.

        We generally do not manufacture the components used in the offshore services that Stolt Offshore provides, but rather supply, assemble and install equipment manufactured by others. Assembly work is performed at our onshore fabrication yards located in Lobito (Angola), Warri (Nigeria), Louisiana

(USA) and Macae City (Brazil). We coordinate our procurement and supply activities on a regional basis with group level management overseeing the procurement and supply function for all of our operations.

        The majority of raw materials that Stolt Offshore uses have not been subject to significant price volatility; however, suppliers occasionally levy surcharges on materials to reflect the escalation of fuel prices. We do not believe that long-term contracts for the supply of materials are appropriate as there is often a long lead time from the bid to contract award date, which can expose us to price fluctuations in materials. We may be exposed to increased prices for raw materials on individual contracts. We actively challenge suppliers to offer competitive prices on materials by inviting bids for supply contracts and introducing new suppliers. Over the last year, Stolt Offshore's results have not been significantly affected by increased prices for raw materials.

        Feed for fish accounts for approximately 50% of SSF's production cost. Fluctuations in the price could have an impact on SSF's profitability. Although there are a limited number of fish feed suppliers, pricing of fish feed is generally competitive. Natural limitations in the resources of the sea could potentially lead to a shortage of fish feed.

Strategy and Competitive Strengths

Stolt-Nielsen Transportation Group

        SNTG's strategy is to provide a global network to service our customers' every bulk liquid logistic need from door to door throughout the world and to be the low cost provider of such services.

        The demand for bulk liquid transportation services varies with patterns of industrial growth and world trade. Historically, such demand has grown at a greater rate than world trade, which itself has grown faster than industrial production.

        In 1994, SNTG embarked on a new-building program to construct 25 new parcel tankers (of which one ship was cancelled) designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970s. The last ship in this new-building program was delivered in December 2001. The new ships generally have greater capacity than the units they have replaced and introduce a series of features to increase operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers.

        SNTG's tank container operations provide transportation services for many of the same type of bulk liquids that are carried in parcel tankers, although tank containers transport smaller lots. A major trend in the tank container market is the conversion from transportation of liquids in drums to tank containers. As tank containers can be reused, the transportation of liquids in tank containers provides a cleaner, safer, and more economical means of transportation than by drums, which typically must be disposed of after only a few uses. It is SNTG's intention to continue to expand its presence in this market in response to the needs of its customers, and to continue to provide an important link in SNTG's transportation service chain. By using tank containers, SNTG is able to offer door-to-door, just-in-time deliveries. In developing countries in the Asia Pacific region where there is little existing support infrastructure for tank containers, SNTG has also been a pioneer in developing cleaning and maintenance facilities for tank containers.

        SNTG's terminal operations support its parcel tanker operations by enabling quicker turnaround of the tankers when in port. They also provide hubs for servicing SNTG's customers by integrating storage with sea and land transportation by parcel tanker, barge, rail, and road. It is SNTG's strategy to take advantage of existing infrastructure and to make selective investments to increase the capacity of its existing terminal facilities, as well as to look for new opportunities on a worldwide basis to expand its network of services and improve operational efficiency through faster parcel tanker turnaround and the integration of transportation services.

Stolt Offshore

        Stolt Offshore's goal is to enhance its position as a full-service offshore contractor providing a full range of global offshore development and construction service to its customers.

        Stolt Offshore has historically had a strong position in the North Sea and Brazil since offshore oil exploration started there in the early 1970s. In 1998, Stolt Offshore embarked on a strategy to address changing market dynamics by expanding its service offering and strengthening its market position in the high growth markets of West Africa and the Gulf of Mexico. In 1998, Stolt Offshore acquired Ceanic Corporation which gave it a strong presence in the Gulf of Mexico market and the ability to build relationships with Houston-based oil and gas companies. In 1999, Stolt Offshore purchased ETPM S.A., which significantly enhanced its presence in the West African market, and Stolt Offshore acquired a 49% interest in the NKT Flexibles I/S joint venture, which secures its supply of flexible flowlines. In 2001, Stolt Offshore acquired Ingerop Litwin, now called Paragon Litwin, and a controlling interest in Paragon Engineering Services to strengthen its engineering capabilities. Stolt Offshore now has the necessary engineering, construction and technological assets to undertake all aspects of EPIC projects for virtually any new offshore oil and gas field in each of the major offshore markets.

Stolt Sea Farm

        SSF's mission is to position itself as a world leading seafood company by the development of new species and new farming technologies; by adding value to its products through further processing into convenient "ready-to-eat" products; and by building a global sales network, close to customers, making Sterling and Prodemar branded seafood products conveniently available to the consumer. SSF emphasizes scale as well as decentralized farming operations, the importance of being fully integrated along the value chain, and the importance of having both a strong local presence in all the major markets and a production platform in all four major production regions. SSF focuses on spearheading research and development and taking a position with branded seafood products in several new species.

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

        Compliance with current health, environmental, safety and other laws and regulations is an ordinary part of our businesses. These laws change frequently and, as an ordinary part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on our financial condition or results of operations in recent years, there can be no assurance that it will not have such an impact in the future. Moreover, although it is our objective to maintain compliance with all such laws and regulations applicable to it, there can be no assurance that we will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

Stolt-Nielsen Transportation Group

        SNTG is subject to the international and national conventions and regulations which cover ocean shipping generally and the transport of chemicals and oil in bulk specifically. The major international conventions applicable to SNTG's operations include the International Convention on the Safety of

Life at Sea; the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978, as amended; the International Convention on the Standards of Training, Certification and Watchkeeping of Seafarers; and the Convention on Civil Liability for Oil Pollution Damage. Applicable national regulations for SNTG's operations in U.S. waters include the Port and Tanker Safety Act, the Hazardous Materials Transportation Act, the Clean Air Act, the Clean Water Act, the U.S. Oil Pollution Act of 1990 ("OPA '90), and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") (see specific discussion on OPA '90 and CERCLA below).

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

        In the United States, Stolt Offshore is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The Customs Service is authorized to inspect vessels at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated by the Minerals Management Service. Stolt Offshore's U.S. operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees, protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972, and OPA '90.

        The International Maritime Organization recently made the regulations of the International Safety Management (ISM) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and vessel certifications which is effective, unless extended by governmental authorities, on July 1, 2002. Stolt Offshore believes that it is currently in compliance with these standards to the extent such standards are applicable to its operations.

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

        The hull and machinery (including diving equipment) of most of our ships must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of our ships are not required to be classed, but do comply with applicable regulations.

        Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we drydock out classed ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class." All of our major classed ships currently meet that condition.

        Our U.S. flagged ships that are inspected by the U.S. Coast Guard but not classed are drydocked twice during each five-year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. Our U.S. flagged Load Line only ships, as well as the un-classed Panama and Honduras flagged ships, are drydocked according to the same schedule for condition surveys as required by the respective national Load Line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

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

        In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU (the "EU Agreement") for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricted the increase in supply of Norwegian salmon into the EU market to 10% per year; required the average sales price to be at or above an agreed minimum price; and increased the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The EU Agreement expired in 2002, but was extended by mutual agreement while further discussions were held as to what, if anything, should take the place of that agreement. On May 26, 2003 the EU announced that the agreement would be terminated with effect from May 31, 2003.

        In Chile, in 1998, following a formal complaint by certain U.S. salmon farmers, the U.S. Department of Commerce ("DOC") instigated an anti-dumping review against the Chilean salmon farming industry that sold their products into the U.S. market. 15 of the largest producers were investigated, including our Eicosal subsidiary. Eicosal initially received a 10.69% duty. Since 1998, the large producers, including Eicosal, have been subject to annual reviews for dumping behavior, and in the three subsequent annual reviews Eicosal was found to be de minimis and therefore pays zero duty. SSF's Ocean Horizons business in Chile, which was not one of the large producers in Chile, was subjected to a dumping duty of the average industry rate of 4.7%. As Eicosal received a third consecutive clean dumping review in respect of the period ending June 30, 2001, it should have been eligible for revocation of the anti-dumping charges. However, as a result of the acquisition by SSF of the Eicosal business in July 2001, the DOC declined to revoke the charges. The reason given was that the potential collapsing of Eicosal and Ocean Horizons after they became jointly owned by SSF may lead to future dumping. SSF is appealing this ruling on the basis that the acquisition of Eicosal by SSF took place after the end of the third review period and so is not relevant. The outcome of the appeal will probably not be known until 2004. If the appeal is successful, SSF will not have to pay duties. If it is not successful, SSF will have to continue to complete annual reviews and file again for revocation in future years. In the meantime, SSF has informed the DOC that it declines to take part in the fourth review covering the year ended June 30, 2002, on the basis that SSF believes that revocation was unfairly and mistakenly withheld and that the DOC's timetable and demands for additional information for the fourth review have placed an impossible burden on SSF. It is not yet known what the outcome of this will be, but it is likely that the DOC will impose some sort of duty on SSF which could be recovered by SSF if its stance is vindicated. On April 29, 2003 the major U.S. farmed salmon producers, representing 85% of the total U.S. Atlantic salmon production, filed a request with the DOC for a changed circumstances review of the duty on the basis of having no interest in its continuance. The remaining U.S. companies are expected to join the request. If the DOC accepts the request, then the DOC may cease the anti-dumping review of the Chilean salmon farming industry, including the investigation of Eicosal. There can be no assurance, however, as to how the DOC will respond to this request.

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

Competition

Stolt-Nielsen Transportation Group

        Price is a primary factor in determining which supplier of transportation services is awarded a contract, although quality and availability of service are also considered. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional, which depend on the routes and ships employed. Major competitors include Odfjell, Jo Tankers and Tokyo Marine. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. Major competitors include Hoyer-Odfjell and VOTG. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines, which operate tank containers. SNTG's terminal operations compete with other international terminal networks as well as local independent terminal companies, with geographic location being a key competitive factor. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled.

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

        Stolt Offshore believes that it is one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in most of the range of services that Stolt Offshore offers to its customers is limited to three main competitors, Technip-Coflexip, Subsea7, and Saipem S.p.A. Stolt Offshore is subject to intense competition from these offshore contractors. In North America, J. Ray McDermott Inc., Global Industries Inc., Cal Dive International, Torch Offshore Inc. and Horizon Offshore Contractors Inc. also provide similar services to those that Stolt Offshore provides. Additionally, these services are provided by J. Ray McDermott Inc. in Asia Pacific and the Middle East and by Global Industries Inc. in Asia Pacific and West Africa. However, Stolt Offshore believes that these companies are not capable of operating in all the major oil and gas producing regions worldwide. Stolt Offshore also competes with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. Stolt Offshore also faces substantial competition from smaller regional competitors and less integrated providers of offshore services.

Stolt Sea Farm

        SSF competes with other producers of farmed seafood and with suppliers of wild catch and other species of fish. SSF's major competitors include Nutreco, Pan Fish, Fjord Seafood, Aqua Chile and Cermaq. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, U.K., Irish and Faeroese producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, SSF competes with importers and producers of farmed and wild fish. The turbot production in Spain, Portugal and France competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

        Of the main competitors in the industry, SSF is one of three currently with a presence in all the major farming regions (Norway, Chile, Canada/U.S. and the U.K). Two other major competitors farm in three of the big four regions. SSF is the only producer with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming species other than salmon. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

Insurance

        We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and Stolt

Offshore is currently covered by hull and machinery insurance in the aggregate amount of $3.94 billion. Marine liabilities, which may be incurred through the operation of SNTG's and Stolt Offshore's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately $4.25 billion per incident except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities are insured up to $200 million. We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate.

Significant Subsidiaries

        As of April 30, 2003, our significant subsidiaries are as follows:

Name of Company	Country of Incorporation	% Shareholding(1)
Stolt-Nielsen Transportation Group Ltd.	Liberia	100
Stolt-Nielsen Transportation Group Ltd.	Bermuda	100
Stolt-Nielsen Transportation Group Inc.	USA	100
Stolt-Nielsen Transportation Group B.V.	Netherlands	100
Stolt-Nielsen Transportation Group AG	Switzerland	100
Stolt-Nielsen Transportation Group Pte. Ltd.	Singapore	100
Stolt Tankers Inc.	Liberia	100
Stolt General Product Tankers Inc.	Liberia	100
Anthony Radcliffe Steamship Company Limited	England	100
Stolt-Nielsen Inter European Service B.V.	Netherlands	100
Stolt-Nielsen Inter Asia Service Inc.	Liberia	100
Stolt-Nielsen Inland Tanker Service B.V.	Netherlands	100
Stolt-Nielsen Indian Ocean and Middle East Service Ltd.	Bermuda	100
Stolthaven New Orleans L.L.C.	USA	100
Stolthaven Houston Inc.	USA	100
Stolthaven (Santos) Ltda.	Brazil	100
Stolt Tank Containers Leasing Ltd.	Bermuda	100
Stolt-Nielsen Transportation Group Limited	England	100
Stolt-Nielsen Transportation Group SAS	France	100
Stolt Container Terminal Pte. Ltd.	Singapore	100
Stolt Container Terminal Co. Ltd.	Taiwan	90
Stolt Sea Farm Holdings plc	England	100
Stolt Sea Farm A/S	Norway	100
Stolt Sea Farm Inc.	USA	100
Stolt Sea Farm Ltd.	Scotland	100
Stolt Sea Farm S.A.	Spain	100
Stolt Sea Farm Inc.	Canada	100
Stolt Offshore S.A(2)	Luxembourg	63
Stolt Offshore B.V.(2)	Netherlands	63
Stolt Offshore S.A.(2)	France	63
Stolt Offshore Inc.(2)	USA	63
Stolt Comex Seaway Holdings Inc.(2)	USA	63
Stolt Offshore A/S(2)	Norway	63
Stolt Offshore Limited(2)	United Kingdom	63
Stolt Offshore Services S.A.(2)	France	63
Stolt Offshore M.S. Limited(2)	Bermuda	63
ETPM DeepSea Limited(2)	United Kingdom	63
SeaSupplier Ltd.	Bermuda	97

(1)
Unless otherwise indicated, the percentage of voting rights is the same as the percentage of shareholding.

(2)
The percentage of voting rights in these companies is 69%.

Property, Plant and Equipment

Stolt-Nielsen Transportation Group

        The following table describes the parcel tankers that are operated by SNTG, both within and outside STJS. It also includes ships that are leased or time-chartered. (See notes to table below pertaining to ownership and registry.)

Parcel Tankers Operated by Stolt Tankers Joint Service
as of April 30, 2003

	Year Built	DWT (Metric Tons)	Ownership(1)	Registry
STOLT INNOVATIONS CLASS
Stolt Capability	1998	37,000	NYK Stolt	Liberian
Stolt Efficiency	1998	37,000	SNTG BV	Cayman
Stolt Inspiration	1997	37,000	SNTG BV	Cayman
Stolt Creativity	1997	37,000	SNTG BV	Cayman
Stolt Invention	1997	37,000	NYK Stolt	Liberian
Stolt Confidence	1996	37,000	SNTG BV	Cayman
Stolt Innovation	1996	37,000	SNTG BV	Cayman
Stolt Concept	1999	37,000	SNTG BV	Cayman
Stolt Effort	1999	37,000	SNTG BV	Cayman
STOLT ACHIEVEMENT CLASS
Stolt Achievement	1999	37,000	SNTG BV	Cayman
Stolt Perseverance	2001	37,000	SNTG BV	Cayman
STOLT HELLULAND CLASS
Stolt Vinland	1992	29,999	SNTG BV	Liberian
Stolt Vestland	1992	29,999	SNTG BV	Liberian
Stolt Helluland	1991	29,999	SNTG BV	Liberian
Stolt Markland	1991	29,999	SNTG BV	Liberian
STOLT SAPPHIRE CLASS
Stolt Jade	1986	38,746	SNTG BV	Cayman
Stolt Aquamarine	1986	38,746	SNTG BV	Cayman
Stolt Topaz	1986	38,720	SNTG BV	Cayman
Stolt Emerald	1986	38,720	SNTG BV	Cayman
Stolt Sapphire	1986	38,746	NYK Stolt	Liberian
STOLT FALCON CLASS
Stolt Eagle	1980	37,082	TSI	Liberian
Stolt Condor	1979	37,200	TSI	Liberian
Stolt Heron	1979	37,075	TSI	Liberian
Stolt Hawk	1978	37,080	TSI	Liberian
Stolt Osprey	1978	37,080	TSI	Liberian
Stolt Falcon	1978	37,200	TSI	Liberian
STOLT PRIDE CLASS
Stolt Excellence	1979	32,093	TSI	Liberian
Stolt Loyalty	1978	32,091	TSI	Liberian
Stolt Tenacity	1978	32,093	TSI	Liberian
Stolt Integrity	1977	32,057	TSI	Liberian
Stolt Sincerity	1976	31,942	TSI	Liberian
Stolt Pride	1976	31,942	TSI	Liberian

STOLT AVANCE CLASS
Stolt Avenir	1978	23,275	SNTG BV	Liberian
Stolt Avance	1977	23,648	SNTG BV	Liberian
STOLT SEA CLASS
Stolt Sea	1999	22,500	SNTG BV	Cayman
Stolt Sun	2000	22,210	SNTG BV	Cayman
Stolt Span	1999	22,460	NYK Stolt	Liberian
Stolt Surf	2000	22,460	SNTG BV	Cayman
Stolt Stream	2000	22,917	SNTG BV	Cayman
Stolt Spray	2000	22,460	SNTG BV	Cayman
SUPERFLEX CLASS
Stolt Guardian	1983	39,726	SNTG BV	Liberian
Hyde Park	1982	39,015	T/C by SNTG BV	Liberian
Stolt Protector	1983	39,782	SNTG BV	Liberian
Kenwood Park	1982	39,015	T/C by SNTG BV	Liberian
STOLT ASPIRATION CLASS
Stolt Aspiration	1987	12,219	NYK Stolt	Liberian
Stolt Alliance	1985	12,674	NYK Stolt	Liberian
Stolt Taurus	1985	12,749	SNTG BV	Liberian
Stolt Titan	1985	12,691	SNTG BV	Liberian
Stolt Durham	1995	12,458	Bibby	Cayman
Stolt Devon	1985	12,721	Bibby	Panamanian
Stolt Cornwall	1985	12,749	Bibby	Bahamas
Stolt Accord	1982	12,467	NYK Stolt	Liberian
TROJAN CLASS
Stolt Trojan	1996	15,313	Barton	Panamanian
TRIUMPH CLASS
Stolt Kent	1998	19,300	Bibby	Isle of Man
Stolt Dorset	1997	19,299	Bibby	Panamanian
NTOMBI CLASS
Stolt Ntaba	1991	13,946	Unicorn	Panamanian
Stolt Ntombi	1990	13,947	Unicorn	Panamanian
OTHER PARCEL TANKERS
Stolt Hikawa	1992	8,080	SNTG BV	Liberian
Montana Blue	1991	40,153	B/B by SNTG BV	Liberian
Montana Star	1992	40,160	B/B by SNTG BV	Liberian
Montana Sun	1994	40,160	B/B by SNTG BV	Liberian
Stolt Nanami	2003	19,500	T/C by SNTG BV	Panamanian
Valerie	2003	19,981	T/C by SNTG BV	Gibraltar
TOTAL IN STJS (63 ships)		1,825,644

Parcel Tankers Outside the Stolt Tankers Joint Service
Operated and/or Controlled by Stolt Affiliates
as of April 30, 2003

	YEAR BUILT	DWT (Metric Tons)	Ownership(1)	Registry
STOLT-NIELSEN INTER EUROPE SERVICE
Stolt Shearwater	1998	5,498	SNTG BV	Cayman
Stolt Kittiwake	1993	4,729	SNTG BV	Cayman
Stolt Guillemot	1993	4,709	SNTG BV	Cayman
Stolt Cormorant	1999	5,498	SNTG BV	Cayman
Stolt Kestrel	1992	5,758	SNTG BV	Cayman
Stolt Petrel	1992	4,794	SNTG BV	Cayman
Stolt Tern	1991	4,794	SNTG BV	Cayman
Stolt Dipper	1992	4,794	SNTG BV	Cayman
Stolt Kite	1992	4,794	SNTG BV	Cayman
Stolt Puffin	1993	5,758	SNTG BV	Cayman
Stolt Fulmar	2000	5,498	SNTG BV	Cayman
Stolt Egret	1992	5,758	SNTG BV	Cayman
Marinor	1992	7,950	T/C by SNTG BV	Panamanian
STOLT-NIELSEN INTER ASIA SERVICE
Stolt Avocet	1992	5,758	SNTG BV	Cayman
Stolt Distributor	2002	3,992	T/C by SNTG BV	Panamanian
STOLT BOTANY TANKER SERVICES
Botany Triton	1991	8,080	Barton	Liberian
STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen	1998	11,537	NSSH	Liberian
Stolt Botan	1998	11,553	NSSH	Liberian
Stolt Kikyo	1998	11,545	NSSH	Liberian
Stolt Azami	1997	11,564	NSSH	Liberian
Stolt Ayame	1991	9,070	NSSH	Liberian
Stolt Azalea	1988	7,582	NSSH	Liberian
Stolt Lily	1988	7,593	NSSH	Liberian
Stolt Magnolia	1985	7,132	NSSH	Panamanian
Perla	1994	10,332	T/C by NSSH	Singaporean
STOLT NYK AUSTRALIA PTE LTD
Stolt Australia	1986	9,940	SNAPL	Australian
STOLT-NIELSEN INLAND TANKER SERVICE
Alliantie	1999	1,600	T/C by SNTG BV	Dutch
Pax Montana	1998	2,408	T/C by SNTG BV	Dutch
Stolt Emden	1980/1998	1,388	SNTG BV	German
Stolt Madrid	1994	1,560	SNTG BV	Swiss
Stolt Oslo	1994	1,556	SNTG BV	Swiss
Stolt Prag	1994	1,202	SNTG BV	Dutch
Stolt Waal	1993	2,095	SNTG BV	Dutch
Stolt Somtrans	1993	2,408	T/C by SNTG BV	Dutch
Columbia	1993	1,605	T/C by SNTG BV	Dutch
Stolt Rom	1993	2,156	SNTG BV	Swiss
Stolt Wien	1993	2,157	SNTG BV	Swiss
Stolt Mosel	1992	2,133	SNTG BV	Dutch
Stolt Main	1992	2,124	SNTG BV	Dutch
Stolt Neckar	1992	2,095	SNTG BV	Dutch

Stolt Maas	1992	2,096	SNTG BV	Dutch
Challenger	1992	1,605	T/C by SNTG BV	Dutch
Oranje Nassau	1992	2,408	T/C by SNTG BV	Dutch
Stolt Basel	1992	2,404	SNTG BV	Dutch
Stolt Lausanne	1992	2,359	SNTG BV	Swiss
Diersbuettel/Somtrans 8	1992	2,103	T/C by SNTG BV	Swiss
Stolt Tolerantie	1999	1,500	T/C by SNTG BV	Dutch
Enterprise	1991	1,608	T/C by SNTG BV	Dutch
Turbulentie	1986/1990	1,777	T/C by SNTG BV	Dutch
Stolt Koeln	1989	1,701	SNTG BV	German
Stolt Berlin	1987	3,199	SNTG BV	Swiss
Reesenbuettel/Somstrans 6	1987	3,153	T/C by SNTG BV	Swiss
Stolt London	1985	1,335	SNTG BV	Dutch
Brunsbuettel/Somtrans 7	1985	3,000	T/C by SNTG BV	Dutch
Tesa	1984	1,600	T/C by SNTG BV	Dutch
Stolt Hoechst	1980	1,366	SNTG BV	Swiss
Thystaad	2000	2,500	T/C by SNTG BV	Belgian
Tim	2000	2,452	T/C by SNTG BV	Dutch
Pegasus	1999	2,494	T/C by SNTG BV	Belgian
Stolt Merlux	2002	2,001	T/C by SNTG BV	Dutch
Stolt Texas	2002	3,198	T/C by SNTG BV	Dutch
Paris	1991	2,103	T/C by SNTG BV	German
Werverwind	1988/2003	1,689	T/C by SNTG BV	Dutch
Total Outside STJS (63 ships)		262,148
GRAND TOTAL (126 ships)		2,087,792

Notes:

"SNTG BV" means Stolt-Nielsen Transportation Group B.V.

"NYK Stolt" means NYK Stolt Tankers, S.A., which is 50% owned by us.

"B/B" means bare boat chartered.

"T/C" means Time-Chartered.

"Barton" means Barton Partner Limited.

"Bibby" means Bibby Pool Partner Limited.

"Unicorn" means Unicorn Lines (Pty) Limited.

"NSSH" means NYK Stolt Shipholding Inc., which is 50% owned by us.

"SNAPL" means Stolt NYK Australia Pty. Ltd., which is 50% owned by us.

"TSI" means Twelve Ships Inc., to which 12 ships were sold to a third party and leased back to us.

(1)
Certain of our parcel tankers are subject to ship mortgages. Certain of our debt is secured by mortgages on vessels, tank containers, terminals and seafood facilities with a net book value of $1.6 billion as of November 30, 2002.

Stolt Offshore

        Stolt Offshore operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of Stolt Offshore's subsea activities are performed. Stolt Offshore owns or charters a fleet consisting of eight construction support ships, four flowline lay ships, six survey/inspection, repair and maintenance ships, nine anchored construction and maintenance ships, one heavy lift ship, seven pipelay barges, four tugs and other ships, 85 ROVs (six of which are owned by a joint venture) and 6 hardsuits.

        The following table describes our major assets as of March 31, 2003:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/Chartered
Construction Support Ships
Seaway Harrier	Subsea construction	1985	1	84	Owned(1)
Seaway Hawk	Subsea construction	1978	—	93	Owned
Seaway Osprey	Flexible flowline and umbilical lay, accepts coiled tubing, straightener for tubing, stern roller	1984/1992/1996	2	102	Owned(1)
Seaway Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned(1)
Seaway Legend	ROV and hardsuit diving support, subsea construction	1985/1998	2	73	Owned
Discovery	Flexible flowline lay, subsea construction	1990	1	120	Chartered(2)
Seaway Kingfisher	Diverless inspection, repair and maintenance	1990/1998	2	90	Chartered(3)
Seaway Explorer	Trenching ship	1984	—	80	Owned(1)
Flowline Lay Ships
Seaway Condor	Flexible flowline and umbilical lay, module handling system, trenching	1982/1994/1999/2002	2	141	Owned(1)
Seaway Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/1997	2	162	Owned(1)
Seaway Polaris	Deepwater derrick/pipelay barge	1979/1991/1996/1999/2002	—	137	Owned(1)
Seaway Kestrel	Rigid reel lay ship	1976/1991/1995	—	99	Owned(1)
Survey / IRM Ships
Seaway Defender	ROV and hardsuit diving support, subsea construction	1976	1	67	Owned

Seaway Pioneer	ROV and hardsuit diving support, subsea construction	1966/1996	1	64	Owned
Seaway Invincible	ROV support, subsea construction	1971	—	71	Owned
Seaway Rover	ROV support, subsea construction	1966/1972/1983/1991	—	71	Owned
Elang Laut	Multi-role shallow seismic/multibeam survey and geotechnical service ship	1978	—	35	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered(4)
Anchored Construction & Maintenance Ships
American Pride	Four-point anchor system	1977/1992	—	59	Owned
American Constitution	Four-point anchor system, saturation diving, moonpool	1974	—	64	Owned
American Eagle	Four-point anchor system	1976	—	50	Owned
American Independence	Four-point anchor system	1970	—	52	Owned
American Star	Four-point anchor system, saturation diving	1967/1998	—	53	Owned
American Triumph	Four-point anchor system	1965/1997	—	53	Owned
American Victory	Four-point anchor system	1976/1997	—	50	Owned
American Liberty	Four-point anchor system	1974	—	33	Owned
American Diver	Diving support	1964	—	33	Owned
Heavy Lift Ships and Barges
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered(5)
Annette	Pipelay barge, marine construction	1972/1989/1997	—	61	Owned
Arwana	Pipelay barge	1998	—	70	Owned
Jasamarine V (ex Sin Thai Hin IV)	Flat top barge fitted out for inshore diving/construction	1978	—	55	Owned
Seaway Orion	Pipelay barge	1977/1984/1997	—	85	Owned
DLB 801	Derrick lay barge	1978/1980/1989	—	107	Owned(1)

LB 200	Pipelay barge	1975/1996	—	168	Owned(1)
CBL 103	Seagoing barge	1975/1985/1996	—	91	Owned
Tugs and Other
Golek	Transport barge	1983/1992	—	46	Owned
Polka	River tug and anchor handler	1971	—	12	Owned
Seaway Sabiá	Anchor Mooring support	2002	—	37	Owned
DLB 1	Barge	1956	—	91	Owned

(1)
Subject to mortgage under our current credit facilities.

(2)
Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3)
Chartered from Kingfisher DA in which we have a 50% ownership, for five years starting in 1998, with 10 one-year options to extend through December 2013 and with options to purchase.

(4)
Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.

(5)
Chartered to SHL by a subsidiary of the ship's owner, Lukoil, through October 2004.

        The environmental regulations which affect the utilization of the above assets are described in the section on "Governmental Regulation."

Other Properties

        In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG:

	Owned	Leased	Debt Outstanding (as of 4/30/03)
	(acres)		(in thousands)
Houston bulk liquid storage terminal	246	—	$75,600
New Orleans bulk liquid storage terminal	118	—	—
Santos bulk liquid storage terminal	28	—	—
Singapore tank container depot	—	4	—
Rotterdam pier	—	3	—

Stolt Offshore

        Stolt Offshore owns or holds under long-term leases, as of March 31, 2003, real estate property as described below:

Location	Function	Office Space	Work or Storage Space or Land	Status
		(square meters)	(square meters)
Aberdeen, Scotland	Offices, workshop and storage	8,949	95,351	Owned/Leased
Ardersier, Scotland	Storage	—	42,694	Owned
Baku, Azerbaijan	Offices	66	—	Leased
Bergen, Norway	Offices	100	—	Leased
Cairo, Egypt	Offices	250	—	Leased
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Workshop and storage	—	190,267	Leased
Houston, Texas	Offices, workshop and storage	4,830	9,467	Leased
Houston, Texas	Offices, workshop and storage	10,105	25,738	Leased
Jakarta, Indonesia	Offices and storage	915	601	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	53	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,286	21,651	Owned/Leased
Nanterre, France	Offices	22,364	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	347	52,609	Owned/Leased
Perth, Australia	Offices and storage	440	1,750	Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/Leased
Port of Fourchon, Louisiana	Offices and workshop	52	39,256	Leased
Port of Iberia, Louisiana	Offices and workshop	1,999	97,373	Owned/Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Rueil, France	Offices	5,235	—	Leased
Sharjah, United Arab Emirates	Offices	1,570	—	Leased
Singapore	Offices, workshop and storage	928	4,606	Leased
Stavanger, Norway	Offices	7,721	562	Leased
Sunbury, England	Principal executive offices	765	—	Leased
Tananger, Norway	Offices and storage	250	26,000	Leased
Tchengue, Gabon	Offices and storage	1,486	60,000	Leased
Tehran, Iran	Offices	200	—	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

        During 2003, Stolt Offshore plans for its North America region's headquarters to move to new, leased office premises in Houston.

Item 5. Operating and Financial Review and Prospects.

Operating Results

        The information included under the caption "Management's Discussion and Analysis" on pages 17 through 30 of our 2002 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 18, 2003 is incorporated herein by reference. Refer also to "Recent Developments" below.

Inflation

        Our business transactions in high-inflation countries are almost entirely denominated in stable currencies, such as the U.S. dollar and inflation therefore does not materially affect our consolidated financial results.

Currency Fluctuations?

Liquidity and Capital Resources

        The information included under the caption "Management's Discussion and Analysis" on pages 17 through 30 of our 2002 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 18, 2003 is incorporated herein by reference. Refer also to "Recent Developments" below.

Research and Development; Patents and Licenses

Stolt-Nielsen Transportation Group

        SNTG does not have significant expenditures for research and development.

Stolt Offshore

        Stolt Offshore has a long history of innovation and the development of new technologies that have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include its construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals installation, deep water river technology, subsea construction equipment, remote intervention technologies and automated welding systems. Stolt Offshore's expenditures on research and development were less than $1 million in each of 2002, 2001 and 2000.

        Two of Stolt Offshore's notable developments have recently been successfully applied to great effect on deep water projects in West Africa. These include the riser bundle tower technology and the automatic bolted flange connection system known as MATIS™.

        In deepwater field developments, it is critical to keep the hydrocarbon fluids sufficiently warm to prevent the blockage of flowlines and risers caused by the formation of for example wax, with the riser being the most critical area. The riser bundle tower technology that Stolt Offshore developed and introduced on the Girassol Project in Angola has proven to be an excellent solution to these difficult flow assurance issues. A number of riser pipes can be bundled together in one riser tower and then surrounded in foam to provide the necessary insulation. The towers, which are built onshore and then towed to the field for upending and installation are connected to the production ship using a series of short flexible pipes.

        The introduction of standard flange connectors for deep water applications is now a reality owing to the introduction of the MATIS™ remote tooling system. MATIS™ has been one of Stolt Offshore's long term research and development projects, which has now been successfully introduced to the market place. The system has now been used to remotely connect in excess of 70 flanges as part of the operation to link together the subsea flowline and riser systems at the Girassol Field at water depths of around 1,500 meters. Standard flanges have a considerable cost advantage over the proprietary remote connectors normally used for deep water applications, as well as a track record of successful subsea applications throughout the world.

        Stolt Offshore has a current active research and development program based upon a combination of internally directed development projects and participation in external joint industry projects. The Group Technical Division (GTD), whose resources are split evenly between Stolt Offshore's facilities in Aberdeen and Paris, manages the research and development program centrally. The research and development work is mainly performed internally. Where a particular technical expertise is not internally available Stolt Offshore forms strategic alliances with specific specialist companies in the area of interest. Projects currently in progress include the development of ultra deep water handling systems aimed at meeting the challenges of future field developments with water depths in excess of 2,000 meters. In these conditions, conventional systems based upon steel wire rope become limiting due to the weight of the wire rope. Developments are currently in progress to investigate ways in which lightweight synthetic fiber ropes can be used to replace steel wire for these applications. Other development areas include the further development of the riser tower technology to improve on the initial design from both a technical and cost efficiency point of view, and the development of inflatable buoyancy units for subsea applications. Stolt Offshore also performs research and development work directly with its customers; one example is the ongoing development work to investigate ways of removing large North Sea steel structures. In this particular project Stolt Offshore is working together with a group of major North Sea operations to develop tools and techniques to remove these large structures using remote technology.

        Ongoing development activities are also related to the improvement of Stolt Offshore's major assets such as ships and equipment. Stolt Offshore has recently begun to investigate ways in which the transit speed of key ships within its fleet can be improved. The transit speed can have a significant commercial impact, as the ship is effectively idle during the transit period. Projects are also in progress in the area of deep water pipelay. These range from improvements implemented to increase the capacity of existing equipment such as the J Lay Tower onboard the Seaway Polaris, to the development of next generation of deep water pipelay systems.

        Stolt Offshore's Technical Department performs continuous medium-to long-range research into new technical solutions to industry related processes.

        In addition Stolt Offshore's development activities are also related to customer and project-specific development efforts. Within these areas Stolt Offshore undertakes to tailor systems and equipment to the needs of a customer in connection with specific orders or projects. Stolt Offshore's customers pay for order-related developments as part of the contract price. They are accounted for as cost of sales until the relevant project is completed, after which the expenditure is capitalized if Stolt Offshore retains the asset in question and it is recognized as having extended useful life.

Stolt Sea Farm

        SSF aims to be at the forefront of the development of new species and technology in the aquaculture industry. Expenditures in research and development include: farming methods, disease control, new equipment, breeding programs, and new species such as halibut and sole.

Recent Developments

        In early 2003, Stolt Offshore's new senior management team began a review of its major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, we expect to incur a loss in the 2003 fiscal year. A substantial portion of these losses will be incurred in the second quarter of 2003. The specific reasons for the increased losses include:

  •
  Burullus Scarab Saffron, the first deepwater project of its type offshore Egypt which is now completed, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

  •
  OGGS, in the harsh operating environment of Nigeria and now 80% completed, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

  •
  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

  •
  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization.

        In early 2003 Stolt Offshore amended the financial covenants contained in its primary credit facilities to more appropriately reflect Stolt Offshore's financial prospects at that time. Based on those amendments, we expected that there would be a narrow margin of compliance with the financial covenants throughout the 2003 fiscal year. In light of the revised earnings expectations described above, we are working closely with Stolt Offshore's main banks in seeking to amend Stolt Offshore's primary credit facilities to reflect Stolt Offshore's current financial position, including obtaining a waiver of certain financial covenant tests until November 30, 2003. As an interim step, Stolt Offshore's banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential noncompliance with the financial covenants while internal bank approvals are sought and documentation is completed. Without a waiver of certin financial covenants, Stolt Offshore would be out of compliance with its primary credit facilities. If we cannot reach final agreement with Stolt Offshore's bank lenders on the terms of amendments and/or waivers to Stolt Offshore's primary credit facilities, Stolt Offshore's noncompliance with its primary credit facilities could potentially lead to the credit facilities being repayable on demand. Stolt Offshore would not be able to repay these facilities on demand, unless an alternative financing source could be arranged.

        Additionally, a material default under Stolt Offshore's credit facilities could, in turn, result in a default under one of our bank credit or other financing agreements. If a default were to extend beyond the applicable remedy or cure period under either Stolt Offshore's or our credit facilities, the financing agreement could become repayable on demand. It is unlikely that we could repay any such facility on demand without selling the assets securing such facility, unless an alternative financing source could be arranged.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

        We are a Luxembourg holding company with only three officers of SNSA. The following is a list of our Directors and persons employed by our subsidiaries who perform the indicated executive and administrative functions for the combined business of our subsidiaries:

Name	Age*	Position
Jacob Stolt-Nielsen	71	Chairman of the Board
Niels G. Stolt-Nielsen	38	Director and Chief Executive Officer, Stolt-Nielsen S.A.
Kinichi Hirayama	60	Director
Erling C. Hjort	66	Director
Christer Olsson	57	Director
Jacob B. Stolt-Nielsen	40	Director and Chief Executive Officer, SeaSupplier
Christen Sveaas	46	Director
Christopher J. Wright	68	Director
Jan Chr. Engelhardtsen	51	Chief Financial Officer, Stolt-Nielsen S.A.
John Wakely	55	Executive Vice President, Stolt-Nielsen S.A.
Samuel Cooperman	57	Chairman, Stolt-Nielsen Transportation Group, SeaSupplier and Optimum Logistics
Reginald J.R. Lee	59	Chief Executive Officer, Stolt-Nielsen Transportation Group
Tom Ehret	51	Chief Executive Officer, Stolt Offshore
James S. Lorentzen	46	Chief Executive Officer, Stolt Sea Farm
Andrew LeSueur	36	Chief Executive Officer, Optimum Logistics

*
As of April 30, 2003.

        Under the terms of our Articles of Incorporation, our Directors may be elected for terms of up to six years, and serve until their successors are elected. It has been our practice to elect Directors for one-year terms. Under the Articles of Incorporation, the Board may consist of not fewer than three nor more than nine Directors at any one time. Our Board of Directors currently consists of eight members.

        Mr. Jacob Stolt-Nielsen has served as our Chairman of the Board since he founded Stolt-Nielsen in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

        Mr. Niels G. Stolt-Nielsen has served as a Director since 1996 and as Chief Executive Officer since 2000. He serves as a Director of Stolt Offshore S.A and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He has served as Chairman, Stolt Sea Farm since January 2003 and held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Mr. Hirayama has served as a Director since 2000. Mr. Hirayama is presently Chairman and Chief Executive Officer of Nippon Yusen Kaisha ("NYK") Line (North America) Inc. and Senior Managing Director of NYK Line. He joined NYK Line in 1965 and has worked in both Japan and the U.S.A. in various positions within NYK. He is a graduate of Keio University where he majored in Economics. He is a Japanese citizen.

        Mr. Hjort has served as a Director since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

        Mr. Olsson has served as a Director since 1993. He is President and CEO of Wallenius Lines AB and Chairman of WalleniusWilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Gorthon Lines AB and a Director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

        Mr. Jacob B. Stolt-Nielsen has served as a Director since 1995. In 2000, he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined us in 1987 and served in various positions in Oslo; Singapore; Greenwich, CT; Houston, TX; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Mr. Sveaas has served as a Director since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

        Mr. Wright has served as a Director since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

        Mr. Engelhardtsen has served as Chief Financial Officer since 1991. He served as Interim Chief Financial Officer, Stolt Offshore S.A. from September 2002 until March 2003. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with Stolt-Nielsen since 1974. Mr. Engelhardtsen holds an M.B.A. from the Sloan School at the Massachusetts Institute of Technology, as well as undergraduate degrees in Business Administration and Finance. He is a Norwegian citizen.

        Mr. Wakely has served as Executive Vice President since January 2002 responsible for tax planning, internal audits and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. He was employed by BP prior to his employment with Stolt-Nielsen. Mr. Wakely is a member of the Chartered Institute of Management Accountants. He is a British citizen.

        Mr. Lee has served as Chief Executive Officer, Stolt-Nielsen Transportation Group since 2000. Previously, he served as Managing Director of Stolt Tank Containers. He joined Stolt-Nielsen in 1981. He is a British citizen.

        Mr. Ehret was appointed Chief Executive Officer of Stolt Offshore in March 2003. He joined Comex, a predecessor to Stolt Offshore, in 1975 and held design engineering and project management positions based in Paris, London and Houston. In 1978 he joined the FMC Corporation, where he became a member of the Executive Committee of FMC Europe. In 1982 he returned to Comex as a member of the Comex Group Executive committee and Managing Director of Comex Houlder Diving. In 1989 Mr. Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within the Coflexip Stena Offshore and Technip-Coflexip Groups and was ultimately Vice Chairman of the Management Board of the Technip-Coflexip Group and President of its Offshore Branch. Mr. Ehret is a French citizen.

        Mr. Stove Lorentzen has served as Chief Executive Officer, Stolt Sea Farm since September 2001. He has previously worked for Stolt-Nielsen in a number of marketing and management posts in the tanker and terminal divisions of the Stolt-Nielsen Transportation Group. Most recently he has held senior management positions with Belships in both Oslo and Singapore. Mr. Stove Lorentzen has a business studies degree from HEC in Lausanne and an M.B.A. from IMI in Geneva. He is a Norwegian citizen.

        Mr. LeSueur served as Chief Executive Officer, Optimum Logistics Ltd. from August 2002 until April 2003. He joined Optimum Logistics in 2001 as Chief Operating Officer. Previously he was Vice President of Strategic Services and General Manager at ICG Commerce Inc. and a Principal with A.T. Kearney, Inc. He also held various international sales positions with Westvaco Corporation. Mr. LeSueur holds B.A. in International Relations from Brown University and an M.B.A. from Harvard University School of Business Administration. He is a U.S. citizen.

        Mr. Cooperman serves as Chairman of Stolt-Nielsen Transportation Group Ltd., SeaSupplier Ltd., and Optimum Logistics Ltd. (until April 2003, when Optimum Logistics was sold to Elemica). Previously, he served as Chief Executive Officer, Optimum Logistics, Chief Executive Officer, Stolt-Nielsen Transportation Group and Chief Executive Officer of Stolt Parcel Tankers Inc. He joined Stolt-Nielsen in 1974. Mr. Cooperman received B.S. and M.S. degrees in Electrical Engineering from Columbia University and the University of Pennsylvania, respectively, and an M.B.A. from Temple University. He is a U.S. citizen.

        Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen are the sons of Jacob Stolt-Nielsen.

        Bernard Vossier served as Chief Executive Officer, Stolt Offshore from May 1995 until October 2002. He has been a Director of Stolt Offshore since 2000. Previously he served as Chief Operating Officer of that business from December 1994 to May 1995. He joined Comex in 1974.

        Richard Fisher served as a Director from May 2002 until December 2002 when he resigned.

        Under a Shareholders' Agreement between NYK and an entity controlled by the Stolt-Nielsen family, during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, (or the equivalent thereof after any stock split or recapitalization), such entity shall support NYK's nomination of one person to our Board of Directors.

Compensation

        As described above, SNSA has only three officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of our subsidiaries. The aggregate annual compensation paid to the nine members of senior management, excluding non-executive directors, performing such executive functions for us for the fiscal year ended November 30, 2002 (including employee performance incentive awards and certain benefits) was $4,020,800. In addition, $145,300 was contributed on behalf of such directors and members of senior management to defined contribution pension plans maintained by us and our subsidiaries. The Directors and members of senior management also received stock option awards in 2002 for 120,000 Common Shares with an exercise price of $5.90 and expiring in December 2012. During 2002, our executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $221,400 plus expenses for serving on the Board and Committees.

Employee Performance Incentive Plan

        We have employee performance incentive plans which are based in part on the net profits earned by each of our individual businesses (after specified adjustments) and in part on performance in meeting individual performance objectives. SNTG's and SSF's Plans are administered by a Compensation Committee appointed by our Board of Directors. The Stolt Offshore Plan is administered by a Compensation Committee appointed by Stolt Offshore's Board of Directors. For the fiscal year ended November 30, 2002, the SNTG, SOSA and SSF programs paid $4.9 million, $2.8 million and $0.5 million, respectively, of which $210,000 was paid to those officers performing executive and administrative functions.

Board Practices

        The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

Audit Committee

        The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors, to review the scope of our auditors' engagement with respect to the audit of our financial statements and to review the recommendations arising therefrom. The current members of the Audit Committee are Messrs. Hjort (Chairman), Olsson and Sveaas. Mr. Carroll N. Bjornson, a former Director of Stolt-Nielsen who retired from the Board in 2002, was also a member of the Audit Committee in 2001 and early 2002.

Compensation Committee

        The Compensation Committee, formed in 1988, reviews and approves salaries for our executive officers, salary parameters for all other staff, employee performance awards (if any, pursuant to our Employee Performance Incentive Plan) and stock option awards under our stock option plans. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Niels G. Stolt-Nielsen, Olsson and Wright. Mr. Carroll N. Bjornson, a former Director of Stolt-Nielsen who retired from the Board in 2002, was also a member of the Compensation Committee in 2001 and early 2002.

Service Contracts

        No Director has a service contract that provides for benefits upon termination.

Employees

        The average number of persons employed during the three years ended November 30, 2002 are as follows:

	Average number of employees
	Years ended November 30,
	2002	2001	2000
Transportation(a)	4,144	4,298	4,305
Offshore Construction(b)	6,666	5,370	4,770
Seafood	2,332	1,736	1,149
All Other(c)	67	67	44

	13,209	11,471	10,268

(a)
Corporate service employees are included within Transportation and related costs are allocated to the other business units based on services provided.

(b)
As of the year ended November 30, 2002 the total number of employees was approximately 6,666 comprised of 3,927 permanent employees and 2,739 temporary employees.

(c)
All Other includes the employees of Optimum Logistics Ltd. and SeaSupplier Ltd.

Unions

        Twelve SNTG-owned ships are manned by Filipino officers and crew, eleven by Latvian officers and crew and four by Russian officers and crew. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements currently in effect expire on December 31, 2002. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of Stolt Offshore's employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2003. We have not experienced any significant work stoppages and consider our relations with our unionized employees and their unions to be good.

Share Ownership

        Each of our Directors and executive officers, on an individual basis, and all Directors and executive officers as a group beneficially owns less than one percent of the Common Shares outstanding as of April 30, 2003. After consideration of Common Shares receivable upon exercise of employee stock options exercisable within 60 days after April 30, 2003, that are deemed to be beneficially owned at said date, each of our directors and executive officers would directly own less than one percent of Common Shares on an individual basis. All Directors and executive officers as a group (15 persons) would directly own 1.8% of our Common Shares outstanding.

        Reference is made to "Item 7. Major Shareholders and Related Party Transactions" for a discussion of Common Shares owned by Fiducia Ltd., which is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen represent 49.6% of the Common Shares outstanding as of April 30, 2003.

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

        As of April 30, 2003, options for 4,020,183 Common Shares were outstanding under the 1987 and 1997 Plans. Of this total, options for 1,098,950 Common Shares were outstanding in accordance with their stated terms to our Directors and executive officers. Each of our Directors or executive officers hold options exercisable for shares representing less than 1% of our outstanding Common Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

Exercise Price	Number of Common Shares	Expiration Date
$0.0	262,754	August 2003-December 2005
17.50	4,000	August 2003
15.75	123,500	December 2003
19.75	163,800	December 2004
25.38	3,000	June 2005
28.63	228,850	December 2005
16.88	4,250	September 2006
17.13	148,863	December 2006
17.50	148,976	December 2006
22.50	2,500	August 2007
22.13	2,500	August 2007
20.13	356,350	December 2007
9.88	353,450	December 2008
11.94	2,100	April 2009
14.63	412,425	December 2009
20.50	2,600	October 2010
17.73	5,000	December 2010
14.75	506,975	December 2010
13.10	589,350	December 2011
5.90	698,940	December 2012

	4,020,183

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

        We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt-Nielsen.

        Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our Common Shares and Founder's Shares as of April 30, 2003:

Name of Beneficial Owner or Identity of Group	Number of Common Shares		Percentage of Class	Number of Founder's Shares	Percentage of Class	Number of Voting Securities	Percentage of Voting Securities
Fiducia Ltd., which is owned by Trusts of which the Stolt-Nielsen Family (including Niels G. Stolt-Nielsen and Jacob B. Stolt-Nielsen) are Beneficiaries	27,253,129(a	)	49.6%	—	—	27,253,129	39.7%
Jacob Stolt-Nielsen	—		—	13,737,346	87.7%	13,737,346	20.0%
Nippon Yusen Kaisha Ltd. ("NYK")	5,500,000		10.0%	—	—	5,500,000	8.0%
Odin Forvaltning AS ("Odin")	4,226,780		7.7%	—	—	4,226,780	6.2%

(a)
Includes aggregate of 247,974 Common Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen.

        As of April 30, 2003, there were 15,659,549 Founder's Shares issued of which 13,737,346 were owned by Mr. Stolt-Nielsen and 1,922,203 were held by us as Treasury Shares. As a result of the ownership of the Founder's Shares, and his beneficial ownership of Common Shares noted above, Mr. Stolt-Nielsen and his family control 59.7% of our outstanding voting securities.

        As of April 30, 2003, Stolt-Nielsen Transportation Group Ltd. owned 7,688,810 Common Shares. Under applicable provisions of the Luxembourg Company Law, these shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders' equity.

        As a result of the March 7, 2001 share reclassification, there has been a significant change in the percentage of voting securities held by the major shareholders listed in the above table during the past three years. Fiducia Ltd.'s (including Common Shares and Founders' Shares owned by the Stolt-Nielsen family) percentage of voting securities has ranged from 89.1% to 59.7%, NYK's percentage of voting securities has ranged from 8.1% to 10.0% and Odin's percentage of voting securities has ranged from 0% to 6.2% over the past three years. For a further discussion see "Item 10. Additional Information — Voting Rights."

        As of March 20, 2003, the record date for the Annual General Meeting, all of our 62,638,197 Common Shares were registered in the Verdipapirsentralen ("VPS") in the names of 920 shareholders. Excluding Treasury Common Shares held by Stolt-Nielsen Transportation Group Ltd., outstanding Common Shares registered in the name of Fiducia Ltd. and NYK and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 16,790,510. As of March 20, 2003, the record date for Annual General Meeting, there was a total of 37,231,815 ADSs registered in the names of 106 shareholders. Of the ADSs, 83,331 ADSs were registered in the names of 76 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 1,800. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and NYK and Treasury ADSs registered in the name of the Stolt-Nielsen Transportation Group Ltd., it is estimated that the free float of ADSs on Nasdaq is 5,405,748.

Related Party Transactions

Share Ownership

        As of April 30, 2003, SNTG owned 41,686,988 of the common shares of Stolt Offshore and all 34,000,000 of Stolt Offshore's Class B shares. This ownership represents an economic interest in Stolt Offshore of approximately 63.5% and a voting interest of approximately 69%. As of April 30, 2003, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 59.7% of our outstanding shares entitled to vote generally on matters brought to a vote of our shareholders.

Arrangements and Transactions with Stolt Offshore

        We and Stolt Offshore have developed a number of arrangements and engage in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, are based on arm's length principles to accommodate our respective interests in a manner that is fair and beneficial to both parties. However, because of the scope of the various relationships between us and Stolt Offshore (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, has been or will be effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

        All material arrangements with Stolt Offshore are reviewed by the audit committee of our Board of Directors consisting of directors who are not employees or officers of either Stolt-Nielsen or Stolt Offshore and who are not related to the Stolt-Nielsen family. Existing material arrangements include agreements with an affiliate of us under which the affiliate provides certain management, administrative, accounting, financial and other services to us. From time to time we or our affiliates may provide for or guarantee some of Stolt Offshore's financing, and Stolt Offshore's continued access to such financing would depend on a number of factors, including compliance by us or our affiliates with covenants in our financing arrangements.

        Pursuant to a corporate services agreement, we supply through our subsidiaries, financial, risk management, public relations and other services to Stolt Offshore for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between us and Stolt Offshore on an annual basis. The fees for 2002, 2001 and 2000 were approximately $3.2 million, $3.7 million and $3.3 million, respectively. The services agreement is automatically renewed for additional one-year terms unless we and Stolt Offshore are unable to agree on the annual fees payable. The services agreement may also be terminated by either party on the occurrence of certain events, including the other party's:

  •
  failure to pay amounts due under the services agreement within 15 days after notice;

  •
  breach of any material obligation under the services agreement and failure to cure any breach within 30 days after notice; and

  •
  bankruptcy or related proceedings.

Purchases of Stolt Offshore Common Shares

        In May 2002, we advanced $64.0 million to Stolt Offshore in order to assist Stolt Offshore to repurchase the 6,142,857 Common Shares previously issued to Vinci and to settle the share price guarantee. Stolt Offshore subsequently issued 6,392,478 Common Shares to us during 2002 for $38.4 million, which was used to partially repay the debt due to us. In November 2002, Stolt Offshore issued 6,019,287 Common Shares to us for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan.

Liquidity Line to Stolt Offshore

        Stolt Offshore has obtained a commitment from us to provide a subordinated credit line of $50 million which is currently available until November 28, 2003 and which is excluded in the calculation of covenants for Stolt Offshore's financing arrangements. On February 28, 2003, Stolt Offshore made a drawdown of $48 million against this $50 million liquidity line provided by us. The $48 million drawdown was repaid within seven days.

Stolt Tankers Joint Service

        SNTG operates its major intercontinental services through the STJS, an arrangement for the coordinated marketing, operation and administration of the fleet of parcel tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. For further discussion of the STJS, see "Item 4. Information on the Company — Business Overview."

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

        The information included under the captions "Independent Auditors' Report," "Report of Independent Public Accountants," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" on pages 32 through 62 of our 2002 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 18, 2003 and as amended on June 2, 2003 is incorporated herein by reference.

Legal Proceedings

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Antitrust Investigations

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we determined to voluntarily report certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC"). On February 25, 2003, we announced that SNTG had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to such program, SNTG and its directors and employees will receive amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, are met. We also announced that the EC had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords SNTG immunity from EC fines with respect to anti-competitive behavior, subject to the SNTG fulfilling the conditions of the program, including continued cooperation. We are committed to cooperating fully with the DOJ and the EC with respect to such programs. In light of SNTG's admission into the government antitrust programs, no provision for any fines related to the DOJ or EC investigations has been made in our consolidated financial statements. However, our ability to enforce the agreements pursuant to which SNTG has been granted conditional amnesty and immunity has not been legally established. Consequently, SNTG's immunity and amnesty depends in large part on the Department of Justice's and European Commission's satisfaction with SNTG's efforts to cooperate and otherwise satisfy the conditions of the immunity and amnesty programs. It is possible that they could determine, because of new information or for other reasons, that SNTG has not fully complied with those conditions. If this were to happen, SNTG could be partly or fully removed from the immunity or amnesty program, subject to criminal prosecution and, if it were found guilty, significant fines and penalties. If any such proceedings were brought by the Department of Justice or European Commission, SNTG could incur significant additional defense costs and significant distraction of senior management from the operation of its business. Consequently, if SNTG cannot continue to avail itself of the immunity and amnesty programs, we could face a material adverse effect on our financial condition, cash flows and results of operations.

Potential Investigation by the U.S. Attorney's Office in Connecticut

        We are aware that an article in the May 20, 2003 edition of The Wall Street Journal reported a probe of SNTG by the U.S. Attorney's Office in Connecticut. We have contacted the U.S. Attorney's Office and we are committed to cooperating fully in any probe. We understand that the probe is in the most preliminary of phases. If an investigation proceeds, SNTG could be subject to criminal prosecution and, if it were found guilty, significant fines and penalties. In connection with an investigation and any potential criminal proceedings we could incur significant additional defense costs and significant distraction of senior management from the operation of its business. Consequently, we could face a material adverse effect on our financial condition, cash flows and results of operations.

Office of Foreign Assets Control Investigations

        OFAC has initiated investigations of certain payments by SNTG of incidental port expenses to entities in Iran and Sudan as possible violations of the International Emergency Economic Powers Act, the Iranian Transactions Regulations and the Sudanese Sanctions Regulations. We are cooperating fully with OFAC in these investigations, have implemented internal Company policies and procedures, which are designed to ensure full compliance with U.S. sanctions regulations, and have ceased all tanker trade with all OFAC-restricted countries. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG for incidental port expenses involving unlicensed shipments to, from or involving Iran. SNTG has fully complied with that Order. OFAC's investigation with respect to Iran is currently pending and OFAC has not made any determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. If OFAC determines that an apparent violation has occurred, SNTG could seek to settle the matter with OFAC or OFAC could impose a civil monetary or other penalties on SNTG. OFAC also could refer the matter to other federal law enforcement agencies for criminal investigation. At this time, we do not know whether the subject of OFAC's investigation of SNTG is included as part of the U.S. Attorney's probe in Connecticut. Even if OFAC has referred this matter to the Department of Justice for criminal investigation, OFAC might also continue to pursue the matter as a civil penalty matter. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of US $95,000 and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations.

Paul E. O'Brien

        In June 2002 a former general counsel of SNTG, Paul E. O'Brien, filed an action in Superior Court in Connecticut alleging that he had been constructively discharged. Mr. O'Brien had resigned in March 2002 and his complaint seeks, among other things, compensatory damages for lost future income as well as punitive damages in unspecified amounts. Mr. O'Brien seeks to make public privileged and confidential attorney-client information regarding legal advice on compliance with U.S. and international laws and regulations and to disclose ethically protected client confidences. We have formally moved to strike each count of the complaint. We intend to vigorously defend ourselves against this lawsuit and have not made any provision for any liability related to the action in the consolidated financial statements.

Civil Antitrust Actions

        In March 2003 a former customer of SNTG, JLM Industries, Inc. ("JLM"), filed a putative civil class action against SNTG and several other parcel tanker companies in the U.S. District Court for the District of Connecticut. The suit alleges violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts and seeks treble damages in an unspecified amount. We have formally moved to seek dismissal of the action based on SNTG's agreement with JLM to arbitrate disputes. Another defendant has similarly moved to compel arbitration. We intend to vigorously defend ourselves against the JLM action and have not made any provision for any liability related to the JLM action in the consolidated financial statements.

        In April 2003 a former customer of SNTG, Nizhnekamskneftekhim USA, Inc. ("Nizh"), filed a putative civil class action against SNTG and several other parcel tanker companies in the U.S. District Court for the Southern District of Texas. The suit alleges violations of Section 1 of the Sherman Antitrust Act and Section 4 of the Clayton Antitrust Act and seeks treble damages in an unspecified amount. As in the JLM action described above, SNTG has agreements with Nizh to arbitrate disputes. We intend to vigorously defend ourselves against the Nizh action and have not made any provision for any liability related to the Nizh action or such unasserted possible claims in the consolidated financial statements.

Securities Action

        In March 2003 an individual claiming to have purchased Stolt-Nielsen S.A. American Depositary Shares, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against us and certain of our directors and officers. The complaint claims that our failure to disclose such alleged collusive behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for our securities. We intend to vigorously defend itself against this lawsuit and have not made any provision for any liability related to the action in the consolidated financial statements.

Stolt Offshore

        CSO commenced legal proceedings through the U.K. High Court against three subsidiaries of SOSA claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. SOSA appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. SOSA applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects.The total claim for lost profits was for approximately $89 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. SOSA estimates that the total claim as submitted is in the order of $130 million at November 30, 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        SOSA, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "Accounting for Contingencies," as interpreted by FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", SOSA has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

        On April 15, 2003, the U.K. High Court, in an action between Rockwater Ltd. (part of the Halliburton Group) and CSO, held that the same patent, the subject of the proceedings against SOSA, was invalid. SOSA is considering its position in the light of this recent judgement.

        On December 6, 2002, SOSA settled a long-standing dispute with the owners of the Toisa Puma vessel for $7.3 million, including interest of $1.0 million. The nature of the dispute was the cancellation of a charter of the vessel in 1999. SOSA had expected that the settlement would be made in the range of $2 million to $8 million. The cost of the final settlement was included in SOSA's 2002 results.

Stolt Sea Farm

        SSF has not received any notice of violation from any federal, state or local permitting agency. However, USPIRG and two individual plaintiffs, represented by the National Environmental Law Center, have brought a civil action under the citizen suit provisions of the federal Clean Water Act, against SSF alleging that SSF is operating without a required Maine Pollutant Discharge Elimination System ("MPDES") permit. USPIRG also sued two other major Maine aquaculture companies on identical grounds. USPIRG claims that SSF is required to have a MPDES permit in order to authorize the routine conduct of fish farming operations, and was required to obtain the MPDES permit prior to commencing sea farm operations. USPIRG seeks an injunction ordering SSF to cease operations at its Maine salmon farms in violation of the Clean Water Act, to remediate any harm caused by the alleged violations, and to pay civil penalties for each violation occurring from April 25, 1995 to the present, and to pay plaintiffs' reasonable attorneys fees and costs.

        On June 16, 2002, the United States District Court of the District of Maine issued a decision on the parties' cross motions for summary judgment. The Court found that SSF had violated the Clean Water Act by operating sea farms in Maine waters without obtaining MPDES permits, and entered Summary Judgment for the plaintiffs on liability issues, rejecting SSF's legal and equitable defenses on the liability issues. A hearing on civil penalties and injunctive relief was concluded in October 2002 and on May 28, 2003, the Court issued its ruling. The Court ordered SSF to pay $50,000 in damages: to fallow its sites for 24 months following the completion of the normal grow-out and to harvest the fish currently on the sites; not to restock any sites until an MPDES permit is issued; only to stock one year class of fish on any site; not to use any non-North American strains of fish; and to pay reasonable plaintiff attorney's fees.

        The Maine Department of Environmental Protection recently announced that the Maine Board of Environmental Protection will consider a draft general Maine NPDES permit for salmon sea farm operations for approval on June 19, 2003.

        In April 2003 two lawsuits were filed against SSF pertaining to its operations in the Broughton Archipelago, British Columbia. Both are brought in the name of aboriginal organizations. The one filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages, and other relief arising from the stocking of aquaculture facilities in territory claim to be subject to aboriginal title of the plaintiffs. In this action the Plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with SSF. Both actions are being vigorously defended by all named defendants, and we have not made any provision for any liability related to these actions in our Consolidated Financial Statements.

General

        We are a party to various other legal proceedings arising in the ordinary course of business. We believe that none of the matters covered by such legal proceedings will have a material adverse effect on our business or financial condition.

        The ultimate outcome of governmental and third party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on our financial condition, cash flows or results of operations in a particular reporting period.

Dividends

        Cash dividends are normally paid twice per year in U.S. dollars.

        The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

Class of Stock	1998	1999	2000	2001	2002
Common	$0.500	$0.375	$0.250	$0.250	$0.250
Class B*	$0.500	$0.375	$0.250	$0.125	$—
Founder's	$0.005	$0.005	$0.005	$0.005	$0.005

*
In March 2001 all Class B Shares were reclassified as Common Shares on a one-for-one basis.

        The 2002 figures represent the interim and final dividend for 2001. An interim dividend for 2002 of $0.125 per Common Share and $0.005 per Founder's Share was declared on November 14, 2002 and paid on December 18, 2002. The shareholders at our Annual General Meeting, held on May 8, 2003, approved a final dividend for 2002 of $0.125 per Common Share which was paid on May 28, 2003 to shareholders of record as of May 14, 2003.

Significant Changes

        Except as described in Note 26 to the Consolidated Financial Statements, in "Item 4. Information on the Company—Recent Significant Developments", "Item 5. Recent Developments" and "Item 8. Financial Information—Legal Proceedings" of this Report, there have been no significant changes since November 30, 2002.

Item 9. The Offer and Listing.

Stock Trading History

        The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

Common Shares (Nasdaq)

Quarterly for the two years ended November 30, 2002 and for the two quarters ended May 31, 2003	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2003
High	$8.98	$8.20	—	—
Low	$5.20	$5.72	—	—
2002
High	$15.74	$16.97	$16.98	$12.10
Low	$12.28	$14.26	$11.44	$6.21
2001
High	$18.00	$20.27	$20.45	$14.55
Low	$15.75	$14.94	$14.45	$10.50
Annually for the five years ended November 30,	2002	2001	2000	1999	1998
High	$16.98	$20.45	$22.00	$16.75	$22.38
Low	$6.21	$10.50	$11.75	$9.00	10.38

Common Shares (Oslo Stock Exchange) (Norwegian Kroner)

Quarterly for the two years ended November 30, 2002 and for the two quarters ended May 31, 2003	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2003
High	64.50	55.00	—	—
Low	39.20	42.00	—	—
2002
High	142.00	152.00	130.00	92.00
Low	112.00	126.00	84.50	47.00
2001
High	166.50	185.50	189.00	130.00
Low	130.00	136.00	128.00	93.00
Annually for the five years ended November 30,	2002	2001	2000	1999	1998
High	152.00	189.00	225.00	148.00	170.00
Low	47.00	93.00	120.00	73.00	75.00

	Nasdaq ADS (U.S. Dollars)		Oslo Stock Exchange (Norwegian Kroner)
Monthly
	High	Low	High	Low
2002
November	$8.13	$6.21	61.00	48.50
December	$6.70	$5.90	52.00	43.50
2003
January	$8.98	$6.25	64.50	44.50
February	$7.60	$5.20	56.00	39.20
March	$6.45	$5.90	47.50	43.00
April	$6.89	$5.72	50.00	42.00
May	$8.20	$6.90	55.00	47.50

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

Markets

        Our Common Shares are currently listed in Norway on the Oslo Stock Exchange (under the ticker symbol SNI) and trade as ADSs, each of which represents one Common Share, in the United States on the Nasdaq National Market (under the ticker symbol SNSA). On March 7, 2001, we completed a share reclassification. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification reclassified our outstanding non-voting Class B Shares (previously listed on the Oslo Stock Exchange under the ticker symbol SNIB and traded as ADSs on the Nasdaq National Market under ticker symbol STLBY) as voting Common Shares on a one-for-one basis. Prior to the share reclassification, our Common Shares were only listed on the Nasdaq National Market (under the ticker symbol STLTF).

Item 10. Additional Information

Organization and Register

        We are a "Société Anonyme Holding" organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended ("Luxembourg Company Law"). We were incorporated in Luxembourg in 1974 as the holding company for all of the group's activities.

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

        Our Articles of Incorporation provide that no transaction between Stolt-Nielsen and another party in which a Director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles of Incorporation also provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next meeting of shareholders.

Authorized Shares

        Our authorized share capital consists of:

  •
  120,000,000 Common Shares, no par value

  •
  30,000,000 Founder's Shares, no par value

        Under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of our company.

        Pursuant to our Articles of Incorporation, and as required by Luxembourg law as presently in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles of Incorporation revising our authorized capital. Amendments increasing and amending our authorized capital were approved at an Extraordinary General Meeting held on March 6, 2001, and publication of such amendment in the Official Gazette took place on October 29, 2001. From time to time we take such steps as are required to continue the authorized capital in effect.

        The Board of Directors is authorized to issue additional Common Shares and Founder's Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

        As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years, and our Board of Directors has done so, with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, based on publication of the amendment to our Articles of Incorporation in October 2001, Common Shares will not be entitled to preemptive rights for a period of at least five years ending October 2006.

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

Voting Rights

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Founder's Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Founder's Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles of Incorporation which requires (x) a two-thirds vote of those Common Shares and Founder's Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote, (ii) to change the country of incorporation of Stolt-Nielsen to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Founder's Shares, and (iii) any action for which the Articles of Incorporation require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Founder's Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles of Incorporation in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Founder's Shares if such class of shares is adversely affected.

Shareholder Meetings and Notice Thereof

        Under the Articles of Incorporation, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand by shareholders representing at least one-fifth of the outstanding shares entitled to vote.

        The Articles of Incorporation require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any of our Directors, at least five days before the meeting.

Dividends

        Under the Articles, holders of Common Shares and Founder's Shares participate in annual dividends, if any are declared, in the following order of priority:

  •
  $0.005 per share to Founder's Shares and Common Shares equally;

  •
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

  •
  Common Shares ratably to the extent of the stated value thereof (e.g. $1.00 per share);

  •
  Common Shares and Founder's Shares participate equally up to $0.05 per share; and

  •
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

Material Contracts

        See Note 14 to our Consolidated Financial Statements and "Item 7. Related Party Transactions."

Exchange Controls

        We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that at the present time there are no exchange controls in existence in Luxembourg which would restrict the export or import of capital, including but not limited to, foreign exchange controls, or affect our ability to make payments of dividends, interest or other payments to non-resident holders of Common Shares.

Taxation

Luxembourg Taxation

        The following is intended only as a general summary of material tax considerations affecting dividend payments by us relevant to prospective investors in Stolt-Nielsen. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. Prospective investors are therefore urged to consult their own tax advisers with respect to their particular circumstances. Double taxation treaties may contain rules affecting the description in this summary.

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

  (i)
  3% of the first EUR 2,400,000 or the equivalent thereof;

  (ii)
  1.8% of the next EUR 1,200,000; and

  (iii)
  0.1% of any balance;

with a minimum annual tax of EUR 48,000. These taxes are paid by us.

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

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES OR ADSs. PROSPECTIVE PURCHASERS AND HOLDERS OF COMMON SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

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

        You may read and copy any documents that we file with the Commission, including this Report and the related exhibits, without charge at the Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the pubic reference room. In addition, this Report and the related exhibits are publicly available through the website maintained by the Commission at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        The information included under the caption "Management's Discussion and Analysis—Market Risk" on pages 26 and 27 of our 2002 Annual Report filed with the Securities and Exchange Commission on Form 6-K on April 18, 2003 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        Disclosure controls and procedures are defined by Rules 13a-14(c) and 15d-14(c) of the Exchange Act of 1934, as amended, as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the required time periods. Within 90 days prior to the filing date of this Report (the "Evaluation Date"), we conducted an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. The evaluation disclosed, however, that procedures of Stolt Offshore for estimating the costs required to complete lump sum EPIC projects were not followed in respect of certain projects in the SEAME Region. Unless such estimation procedures are followed on an ongoing basis, material revisions to results are more likely. Stolt Offshore has instigated a program of remedial measures which is further discussed under changes in internal controls below. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving the stated objectives and our senior management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

Changes in Internal Controls

        We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. Subsequent to the Evaluation Date, there have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect our internal controls other than implementation of the remedial measures to correct the deficiency at Stolt Offshore identified above which include the following:

  •
  Upgrade of project management systems

  •
  Increase in the number of qualified cost control personnel

  •
  Replacement of under-performing project managers

  •
  Closer supervision by the product line management

  •
  More frequent project reporting

        Our senior management is continuing to evaluate our costing procedures and expects that there will be further actions taken to address the weaknesses that have been identified.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

        We have elected to provide financial statements for the fiscal year ended November 30, 2002 and the related information pursuant to Item 18.

Item 18. Financial Statements.

  Consolidated Financial Statements

    Independent Auditors' Report

    Report of Independent Public Accountants

    Consolidated Statements of Operations for the years ended November 30, 2002, 2001 and 2000

    Consolidated Balance Sheets as of November 30, 2002 and 2001

    Consolidated Statements of Shareholders' Equity for the years ended November 30, 2002, 2001 and 2000

    Consolidated Statements of Cash Flows for the years ended November 30, 2002, 2001 and 2000

    Notes to Consolidated Financial Statements

        Our Consolidated Financial Statements and related notes referred to above and the report of Deloitte & Touche LLP, our independent auditors, attached as an exhibit to this Report, are incorporated herein by reference to our Consolidated Financial Statements filed with the Commission on Form 6-K on June 2, 2003.

  Supplementary Schedules

    Independent Auditors' Report on Schedule

    Report of Independent Public Accountants on Schedules

    Schedule II-Valuation and Qualifying Accounts

Item 19. Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation. Incorporated by reference to Stolt-Nielsen's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on May 30, 2001.
2.1
Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to Stolt-Nielsen's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on December 21, 1995.
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3
Stolt-Nielsen S.A. hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Stolt-Nielsen S.A. and its consolidated subsidiaries to the Securities and Exchange Commission upon request.
4.1
Stolt Tankers Joint Service Agreement, as restated effective November 12, 1997 (the "Joint Service Agreement"), among Stolt Tankers Inc., Stolt Parcel Tankers, Inc., NYK Stolt Tankers, S.A., Rederi AB Sunship, Barton Partner Limited, Bibby Pool Partner Limited and Unicorn Lines (Pty) Ltd.
4.2
Addendum to the Joint Service Agreement, dated March 2, 2000, between Stolt Tankers Inc. and Stolt Parcel Tankers Inc., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, Rederi AB Sunship and NYK Stolt Tankers S.A.
4.3
Novation Agreement, dated November 22, 2002, among Stolt Tankers Inc., Stolt-Nielsen Transportation Group Ltd., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, NYK Stolt Tankers S.A. and Stolt-Nielsen Transportation Group B.V.
4.4
Addendum to the Joint Service Agreement, dated December 10, 2002, between Stolt-Nielsen Transportation Group B.V. and Stolt- Nielsen Transportation Group B.V., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International Limited) and NYK Stolt Tankers S.A.
8.1	Significant subsidiaries as of the end of the year covered by this Report. See "Significant Subsidiaries" under "Item 4. Information on the Company."
10.1	Consent of Deloitte & Touche LLP, Independent Auditors.
10.2	Consent of Elvinger, Hoss & Prussen.
10.3	Stolt-Nielsen 2002 Annual Report, pages 17 through 31.
10.4	Stolt-Nielsen Consolidated Financial Statements for year ended November 30, 2002.
10.5	Financial Data Schedule.
10.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.*
10.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.*

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                      STOLT-NIELSEN S.A.

                      By: /s/ NIELS G. STOLT-NIELSEN

                      Name: Niels G. Stolt-Nielsen
                      Title: Chief Executive Officer

                      By: /s/ JAN CHR. ENGELHARDTSEN

                      Name: Jan Chr. Engelhardtsen
                      Title: Chief Financial Officer

Date: June 2, 2003

Certifications

I, Niels G. Stolt-Nielsen, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Stolt-Nielsen S.A.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a.
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b.
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c.
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a.
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b.
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003

/s/ NIELS G. STOLT-NIELSEN
Niels G. Stolt-Nielsen Chief Executive Officer, Stolt-Nielsen S.A.

I, Jan Chr. Engelhardtsen, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Stolt-Nielsen S.A.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a.
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b.
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c.
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a.
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b.
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003

/s/ JAN CHR. ENGELHARDTSEN
Jan Chr. Engelhardtsen Chief Financial Officer, Stolt-Nielsen S.A.

INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
AND SUPPLEMENTARY SCHEDULE

Independent Auditors' Report	F-2
Report of Independent Public Accountants	F-3
Schedule II—Valuation and Qualifying Accounts	S-1

INDEPENDENT AUDITORS' REPORT

         To the Board of Directors and Stockholders of
Stolt-Nielsen S.A.:

        We have audited the consolidated financial statements of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2002, and for the year then ended, included in the Company's 2002 Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated April 1, 2003 which report expresses an unqualified opinion and includes an explanatory paragraph concerning the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations; such financial statements and report are included in your 2002 Annual Report to Shareholders and are incorporated herein by reference. Our audit also included the 2002 financial statement schedule of Stolt-Nielsen S.A. and subsidiaries. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the 2002 financial statement schedule, when considered in relation to the 2002 basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. The financial statement schedules for the years ended November 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an opinion, in their report dated January 30, 2002, that such 2001 and 2000 financial statement schedules, when considered in relation to the 2001 and 2000 basic financial statements taken as a whole (prior to the disclosures and reclassifications referred to above), presented fairly, in all material respects, the information set forth therein.

                      /s/ DELOITTE & TOUCHE LLP

New York, New York
April 1, 2003

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

                      /s/ ARTHUR ANDERSEN LLP*

New York, New York
January 30, 2002

*
This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have not reissued their report.

Exhibit 10.1

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in Registration Statements on Form S-8, File No. 33-28473, Form S-8, File No. 333-06958, Form S-8, File No. 333-11178, Form F-2, File No. 33-51798, Form F-3, File No. 33-96994, and Form F-3, File No. 333-06960 of our reports dated April 1, 2003, relating to the consolidated financial statements of Stolt-Nielsen S.A. (the Company) as of and for the year ended November 30, 2002, (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications) appearing in and incorporated by reference in this Annual Report on Form 20-F of Stolt-Nielsen S.A. for the year ended November 30, 2002.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 29, 2003

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management, and Advisers.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects.
  Item 6. Directors, Senior Management and Employees.
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information.
  Item 9. The Offer and Listing.
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
SIGNATURES
Certifications
INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AND SUPPLEMENTARY SCHEDULE
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
  Exhibit 10.1