Form 20-F/A
period 2002-11-30
STOLT NIELSEN S A
filed 2003-06-04
CIK 831980

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 4, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

        Stolt-Nielsen S.A. hereby amends and restates in its entirety our Annual Report on Form 20-F filed on June 2, 2003 for our fiscal year ended November 30, 2002 as set forth in this Amendment No. 1 to Form 20-F/A. This amended Annual Report on Form 20-F/A corrects certain inadvertent errors. It also includes the following schedule and exhibit, which were available for inclusion in the Annual Report on Form 20-F and were intended to be included as part of the original filing, but were inadvertently omitted from our Annual Report on Form 20-F as filed on June 2, 2003 because of technical problems that were beyond our control:

  •
  Schedule II—Valuation and Qualifying Accounts; and

  •
  Exhibit 10.6. Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 2, 2003.

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

        We are named defendants in two civil antitrust lawsuits filed as putative class actions which appear to be based on media reports about the U.S. Department of Justice and European Commission investigations. Both actions are by former customers. The actions allege, among other things, violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts. The lawsuits seek to recover treble damages and costs, among other things, in unspecified amounts. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the Department of Justice and European Commission investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors and senior executives (Jacob Stolt-Nielsen, Niels G. Stolt-Nielsen, Samuel Cooperman and Reginald J.R. Lee), in a putative civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the Department of Justice and European Commission investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things. See "Item 8. Financial Information—Legal Proceedings."

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

        In addition to our on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, we have sold twelve parcel tankers to a variable interest entity with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage. The ships were leased by the variable interest entity to one of our subsidiaries, for a maximum term of four and a half years. As of November 30, 2002, the remaining payments under the lease agreement were $89.3 million and are reflected as operating lease commitments in our Consolidated Financial Statements. Under new accounting rules that we will adopt beginning in our fourth quarter of 2003, we believe that we will be required to consolidate the entity in our financial statements as of the beginning of the fourth quarter of fiscal 2003. If we are unable to restructure these arrangements, the resulting accounting may increase our net property, plant and equipment and our total debt and decrease our operating profit. Such an increase in our total debt could negatively affect our compliance with the financial covenants of our bank debt or cause additional restrictions on the amount of funds available for us to borrow.

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

        SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These trade routes maximize utilization of ships seldom sailing without cargo.

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
STOLT INNOVATION CLASS
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

Currency Fluctuations

        Our reporting currency is the U.S. Dollar. The U.S. Dollar is the functional currency of our most significant businesses. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were $37.9 million gain, $8.6 million gain and $48.6 million loss for the years 2002, 2001, and 2000 respectively. These are recorded in Other Comprehensive Income in the Consolidated Statement of Shareholder's Equity.

        We are also exposed to fluctuations in a number of currencies principally resulting from operating expenditures. Our currency exposure policy prescribes the range of allowable hedging activity. We are currently using forward exchange contracts to hedge these currency exposures. Our major foreign currency exposures are to the Euro, Norwegian Kroner, British Pound, Canadian Dollar, Japanese Yen and Singapore Dollar. These exposures are managed by entering into derivative instruments pursuant to our policies. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of the underlying exposures being hedged.

        All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. Further details are included in Note 24 to our Consolidated Financial Statements.

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

        Mr. Ehret was appointed Chief Executive Officer of Stolt Offshore in March 2003. He joined Comex, a predecessor to Stolt Offshore, in 1975 and held design engineering and project management positions based in Paris, London and Houston. In 1978 he joined the FMC Corporation, where he became a member of the Executive Committee of FMC Europe. In 1982 he returned to Comex as a member of the Comex Group Executive committee and Managing Director of Comex Houlder Diving. In 1989 Mr. Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within the Coflexip Stena Offshore and Technip-Coflexip Groups and was ultimately Vice Chairman of the Management Board of the Technip-Coflexip Group and President of its Offshore Branch. Mr. Ehret holds a masters degree in Mechanical Engineering at Ecole des Arts et Metiers, Paris. He is a French citizen.

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

Employees

        The average number of persons employed during the three years ended November 30, 2002 are as follows:

	Average number of employees
	Years ended November 30,
	2002	2001	2000
Transportation(a)	4,144	4,298	4,305
Offshore Construction(b)	6,666	6,553	4,770
Seafood	2,332	1,736	1,149
All Other(c)	67	67	44

	13,209	12,654	10,268

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

(c)
All Other includes the employees of Optimum Logistics Ltd. and SeaSupplier Ltd.

Unions

        Twelve SNTG-owned ships are manned by Filipino officers and crew, eleven by Latvian officers and crew and four by Russian officers and crew. Various SNTG-owned ships are also manned by Polish officers. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements remain in full force and effect as of April 30, 2003. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of Stolt Offshore's employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2003. We have not experienced any significant work stoppages and consider our relations with our unionized employees and their unions to be good.

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

Item 9. The Offer and Listing.

Stock Trading History

        The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

Common Shares (Nasdaq)

Quarterly for the two years ended November 30, 2002 and for the two quarters ended May 31, 2003	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2003
High	$8.98	$8.20	—	—
Low	$5.20	$5.72	—	—
2002
High	$15.74	$16.97	$16.98	$12.10
Low	$12.28	$14.26	$11.44	$6.21
2001
High	$18.00	$20.27	$20.45	$14.55
Low	$15.75	$14.94	$14.45	$10.50
Annually for the five years ended November 30,	2002	2001	2000	1999	1998
High	$16.98	$20.45	$22.00	$16.75	$22.38
Low	$6.21	$10.50	$11.75	$9.00	$10.38

Common Shares (Oslo Stock Exchange) (Norwegian Kroner)

Quarterly for the two years ended November 30, 2002 and for the two quarters ended May 31, 2003	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2003
High	64.50	55.00	—	—
Low	39.20	42.00	—	—
2002
High	142.00	152.00	130.00	92.00
Low	112.00	126.00	84.50	47.00
2001
High	166.50	185.50	189.00	130.00
Low	130.00	136.00	128.00	93.00
Annually for the five years ended November 30,	2002	2001	2000	1999	1998
High	152.00	189.00	225.00	148.00	170.00
Low	47.00	93.00	120.00	73.00	75.00

	Nasdaq ADS (U.S. Dollars)		Oslo Stock Exchange (Norwegian Kroner)
Monthly
	High	Low	High	Low
2002
November	$8.13	$6.21	61.00	48.50
December	$6.70	$5.90	52.00	43.50
2003
January	$8.98	$6.25	64.50	44.50
February	$7.60	$5.20	56.00	39.20
March	$6.45	$5.90	47.50	43.00
April	$6.89	$5.72	50.00	42.00
May	$8.20	$6.90	55.00	47.50

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

  Supplementary Schedules

    Independent Auditors' Report on Schedule

    Report of Independent Public Accountants on Schedules

    Schedule II-Valuation and Qualifying Accounts

Item 19. Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation. Incorporated by reference to Stolt-Nielsen's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on May 30, 2001.
2.1	Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to Stolt-Nielsen's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on December 21, 1995.
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	Stolt-Nielsen S.A. hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Stolt-Nielsen S.A. and its consolidated subsidiaries to the Securities and Exchange Commission upon request.
4.1	Stolt Tankers Joint Service Agreement, as restated effective November 12, 1997 (the "Joint Service Agreement"), among Stolt Tankers Inc., Stolt Parcel Tankers, Inc., NYK Stolt Tankers, S.A., Rederi AB Sunship, Barton Partner Limited, Bibby Pool Partner Limited and Unicorn Lines (Pty) Ltd.
4.2	Addendum to the Joint Service Agreement, dated March 2, 2000, between Stolt Tankers Inc. and Stolt Parcel Tankers Inc., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, Rederi AB Sunship and NYK Stolt Tankers S.A.
4.3	Novation Agreement, dated November 22, 2002, among Stolt Tankers Inc., Stolt-Nielsen Transportation Group Ltd., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, NYK Stolt Tankers S.A. and Stolt-Nielsen Transportation Group B.V.
4.4	Addendum to the Joint Service Agreement, dated December 10, 2002, between Stolt-Nielsen Transportation Group B.V. and Stolt- Nielsen Transportation Group B.V., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International Limited) and NYK Stolt Tankers S.A.
8.1	Significant subsidiaries as of the end of the year covered by this Report. See "Significant Subsidiaries" under "Item 4. Information on the Company."
10.1	Consent of Deloitte & Touche LLP, Independent Auditors.
10.2	Consent of Elvinger, Hoss & Prussen.
10.3	Stolt-Nielsen 2002 Annual Report, pages 17 through 31.
10.4	Stolt-Nielsen Consolidated Financial Statements for year ended November 30, 2002.
10.5	Financial Data Schedule.
10.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002, dated June 2, 2003.*†
10.7	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 4, 2003.*
10.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002, dated June 4, 2003.*

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.
†
This exhibit was inadvertently omitted from Stolt-Nielsen's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 2, 2003. See "Explanatory Note."

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

Date: June 4, 2003

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

Date: June 4, 2003

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

Date: June 4, 2003

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

        We have audited the consolidated financial statements of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2002, and for the year then ended, included in the Company's 2002 Annual Report to Shareholders incorporated by reference in this Form 20-F/A, and have issued our report thereon dated April 1, 2003 which report expresses an unqualified opinion and includes an explanatory paragraph concerning the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations; such financial statements and report are included in your 2002 Annual Report to Shareholders and are incorporated herein by reference. Our audit also included the 2002 financial statement schedule of Stolt-Nielsen S.A. and subsidiaries. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the 2002 financial statement schedule, when considered in relation to the 2002 basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. The financial statement schedules for the years ended November 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an opinion, in their report dated January 30, 2002, that such 2001 and 2000 financial statement schedules, when considered in relation to the 2001 and 2000 basic financial statements taken as a whole (prior to the disclosures and reclassifications referred to above), presented fairly, in all material respects, the information set forth therein.

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

SCHEDULE II

STOLT-NIELSEN S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write Offs Against the Reserve	Other Add (Deduct)(a)	Balance at End of Period
For the year ended
November 30, 2000:
Allowance for doubtful accounts	$10,713	$3,081	$(1,121)	$(218)	$12,455
Other(b)	41,583	18,719	(5,000)	1,628	56,930
For the year ended
November 30, 2001:
Allowance for doubtful accounts	$12,455	$5,477	$(3,379)	$621	$15,174
Other(b)	56,930	5,130	(4,393)	(2,771)	54,896
For the year ended
November 30, 2002:
Allowance for doubtful accounts	$15,174	$5,012	$(7,601)	$921	$13,506
Other(b)	54,896	10,524	(14,762)	3,570	54,228

(a)
Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)
The "Other" designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the "Other" category have been determined in accordance with the guidance provided by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

S-1

QuickLinks

EXPLANATORY NOTE
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
STOLT-NIELSEN S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS (amounts in thousands)