Form 20-F
period 2003-11-30
STOLT NIELSEN S A
filed 2004-06-16
CIK 831980

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 16, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2003 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 000-16977

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
*
The number of outstanding Common Shares excludes 7,688,810 Common Shares owned by a subsidiary, as of November 30, 2003.

**
The number of outstanding Founder's Shares excludes 1,922,203 Founder's Shares held by Stolt-Nielsen S.A., as of November 30, 2003.

        Indicate by check mark whether the registrant (1) has filed all Reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such Reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes ☒    No☐

Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17 ☐    Item 18 ☒

i

Item 10.	Additional Information	137
	Organization and Register	137
	Articles of Incorporation	137
	Material Contracts	141
	Exchange Controls	142
	Taxation	143
	Documents on Display	147
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	147
	Currency Rate Exposure	147
	Interest Rate Exposure	148
	Bunker Fuel Exposure	148
Item 12.	Description of Securities Other than Equity Securities	149
	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	149
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	149
Item 15.	Controls and Procedures	149
Item 16.	[Reserved]	151
	PART III
Item 17.	Financial Statements	151
Item 18.	Financial Statements	151
	Consolidated Financial Statements	151
	Supplementary Schedules	152
Item 19.	Exhibits	152

ii

INTRODUCTION

        Stolt-Nielsen S.A. is a Luxembourg registered company. In this Report, the terms "we," "us," "our," "SNSA," and "Stolt-Nielsen," refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References in this Report to "SNTG" refer to Stolt-Nielsen Transportation Group Ltd., a Bermuda corporation and a wholly owned subsidiary of Stolt-Nielsen S.A. References to "SOSA" or "Stolt Offshore" refer to Stolt Offshore S.A., a Luxembourg company and, unless the context otherwise requires, its consolidated subsidiaries and references to "SSF" or "Stolt Sea Farm" refer to Stolt Sea Farm Holdings plc, an English company and wholly owned subsidiary of Stolt-Nielsen S.A. and, unless the context otherwise requires, its consolidated subsidiaries. During fiscal year 2003, SOSA was a consolidated subsidiary of Stolt-Nielsen. As of February 19, 2004, SOSA has been deconsolidated from Stolt-Nielsen. For more information on the deconsolidation of SOSA, see Item 4. "Information on the Company—Recent Significant Developments."

        References to our activities by years refer to our fiscal year ending November 30.

        Our Common Shares are listed in Norway on the Oslo Børs under the ticker symbol "SNI" and trade in the form of American Depositary Shares ("ADS") (each ADS representing one Common Share) in the United States of America ("U.S.") on the Nasdaq National Market ("Nasdaq") under the ticker symbol "SNSA."

        On March 7, 2001, we reclassified our non-voting Class B Shares as Common Shares on a one-for-one basis. On that date, trading in the Class B Shares on Nasdaq and on the Oslo Børs ceased. As a result, the Common Shares are our only publicly traded security. References to Class B Shares means Class B Shares up until March 7, 2001, and thereafter means Common Shares. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share purposes.

        As of May 31, 2004, there were 62,848,575 Common Shares and 15,712,143 Founder's Shares issued and outstanding and we had no Common Shares or Founder's Shares held in treasury.

BASIS OF PRESENTATION

        The consolidated financial statements, including the notes thereto (the "Consolidated Financial Statements"), included or incorporated in this Form 20-F (the "Report") have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Except as otherwise stated, all monetary amounts in this Report are presented in U.S. dollars ("$"). Amounts in other currencies have been translated into U.S. dollars. The translated amounts have been made using rates provided by Bloomberg at the end of each reporting period. For November 30, 2003, the conversion rates are as follows: $1.00 = 6.8491 Norwegian kroner; 1.00 British pound = $1.7222; 1.00 euro = $1.1931; and $1.00 = 109.02 Japanese yen. For May 31, 2004, the conversion rates are as follows: $1.00 = 6.8054 Norwegian kroner; 1.00 British pound = $1.8110; 1.00 euro = $1.2096, and $1.00 = 111.86 Japanese yen.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included in this Report are "forward-looking statements" within the meaning of U.S. federal securities law. We intend that these statements be covered by the safe harbor created under those laws. These statements include, but are not limited to:

  •
  statements about the factors that affect our financial condition and results of operations;

  •
  statements in the section entitled "Strategic Outlook" in Item 5 of this Report;

  •
  statements regarding our ability to repay our existing indebtedness and lease obligations and to comply with financial covenants contained in our financing agreements;

  •
  statements regarding our ability to satisfy our working capital, liquidity and capital expenditure requirements;

  •
  expectations regarding costs in connection with pending and future legal and regulatory proceedings;

  •
  expectations regarding the effects of and our ability to comply with existing and proposed legal and regulatory requirements applicable to us;

  •
  statements regarding our ability to obtain all permits, licenses and certificates necessary to conduct operations;

  •
  statements regarding SOSA's current and future ability to provide bank guarantees and satisfy its obligations under SOSA's financing agreements;

  •
  expectations regarding the completion date of certain projects;

  •
  expectations regarding SOSA's need to utilize the liquidity line provided by SNSA as discussed in this Report;

  •
  expectations regarding future demand for SOSA's services;

  •
  statements regarding the requirements for future survival of offshore contractors;

  •
  expectations regarding SOSA's expected future revenues;

  •
  statements regarding SOSA's ability to successfully dispose of ships through SOSA's ship disposal program;

  •
  statements regarding the deep water subsea construction, umbilicals, risers and flowlines ("SURF") market's prospect for long-term growth;

  •
  expectations regarding the amount of SOSA's backlog;

  •
  expectations regarding the application for, costs associated with and timing of obtaining security certification for SNTG's fleet of ships and terminals;

  •
  expectations regarding the construction schedule of SNTG's terminal operations;

  •
  expectations regarding demand for parcel tankers;

  •
  statements regarding environmental and consumer challenges facing SSF and the aquaculture industry;

  •
  expectations regarding the level of fish harvests in Europe and the Americas, and the resulting impact on price levels;

  •
  expectations regarding the potential recovery of fish prices; and

  •
  expectations regarding SSF's ability to avoid incurring extra shipping and logistics costs.

        These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

  •
  the level of our indebtedness and restrictions contained in our financing arrangements;

  •
  our ability to comply with our financing agreements; and

  •
  the impact of floating interest rates on our debt service costs;

  •
  the outcome of pending and future legal proceedings involving governmental authorities and third parties, including antitrust proceedings, securities lawsuits and investigations regarding trading with embargoed countries;

  •
  SOSA's ability to deliver fixed-price projects in accordance with customer expectations and the parameters of its bids and avoid cost overruns;

  •
  our ability to reduce or delay capital expenditures, sell assets or businesses, seek additional equity capital, or restructure or refinance existing indebtedness and lease obligations;

  •
  unforeseen downturns in business and/or other negative events, including negative publicity;

  •
  changes in, or our failure to comply with, applicable laws and regulations, including our ability to receive or renew applicable permits or licenses;

  •
  cost and availability of raw materials, including ship fuel and feed costs for fish;

  •
  uncertainties inherent in operating internationally, including economic and political instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations;

  •
  the loss of, or deterioration of our relationship with, any significant customers;

  •
  our ability to keep pace with technological changes;

  •
  operating hazards, including marine disasters, oil spills or leaks, adverse weather conditions and other natural conditions such as pollution and disease in the marine environment that may impact our aquaculture business;

  •
  acts of terrorism;

  •
  changes in oil and gas prices;

  •
  capital expenditure by oil and gas companies;

  •
  the effect of changes in accounting policies;

  •
  SOSA's ability to collect receivables, negotiate variation orders and collect the related revenues;

  •
  SOSA's ability to secure alternative sources of financing;

  •
  SOSA's ability to maintain access to its new $100 million bonding facility;

  •
  the success of the changes made to SOSA's tendering process;

  •
  the continued weakness of the U.S. dollar relative to other currencies;

  •
  delays or cancellations of projects in SOSA's backlog;

  •
  the implementation of certain changes to SNTG's terminals to comply with global International Marine Organization requirements;

  •
  the construction schedule for additional capacity to SNTG's terminals;

  •
  the effects of the reduction of biomass on Europe's harvest;

  •
  the effects of disease and other natural conditions on our fish harvests; and

  •
  the effects of new regulations on fish farming.

        Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in this Report, which only speak as of the date of this Report. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

        For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from the expectations contained herein, please see Item 3. "Key Information—Risk Factors."

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

Selected Consolidated Financial Data

        The selected consolidated financial data as of November 30, 2003 and 2002 and for each of the years in the three-year period ended November 30, 2003 set forth below has been derived from our audited Consolidated Financial Statements included in Item 18 of this Report. The selected consolidated financial data as of November 30, 2001, 2000 and 1999 and for each of the years in the two-year period ended November 30, 2000 set forth below have been derived from our audited Consolidated Financial Statements for the respective periods, which are not included herein.

        The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements included in Item 18 of this Report.

For the years ended November 30, (in millions, except per share data)	2003	2002	2001	2000	1999
Operating revenue	$3,026.4	$2,908.1	$2,741.6	$2,343.0	$1,850.0
(Loss) income from operations	$(369.8)	$(49.1)	$162.9	$94.2	$119.1
Net (loss) income	$(316.0)	$(102.8)	$23.7	$(12.4)	$46.9
(Loss) earnings per share(a)
Basic	$(5.75)	$(1.87)	$0.43	$(0.23)	$0.86
Diluted	$(5.75)	$(1.87)	$0.43	$(0.23)	$0.86
Weighted average number of Common shares and equivalents outstanding:(a)
Basic	54.9	54.9	54.9	54.7	54.5
Diluted	54.9	54.9	55.3	54.7	54.8
Cash dividends paid per share(a)	$0.25	$0.25	$0.25	$0.25	$0.375

As of November 30, (in millions, except per share data)
Current assets less current liabilities (including current portion of long-term debt)	$(500.4)	$(234.9)	$(151.0)	$(46.9)	$111.3
Total assets	$3,579.4	$3,787.1	$3,971.9	$3,727.3	$3,058.4
Long-term debt and capital lease obligations (including current portion)	$1,220.2	$1,320.1	$1,408.8	$1,415.0	$1,179.4
Shareholders' equity/Net Assets	$694.2	$989.8	$1,100.6	$1,095.8	$1,141.6
Book value per share(a)	$12.63	$18.01	$20.04	$20.00	$20.91
Total number of Common shares outstanding:(a)	54.9	54.9	54.9	54.8	54.6

(a)
All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class B shares were reclassified as Common Shares on a one-for-one basis.

Risk Factors

        You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks applicable to our business operations that we consider to be material.

Risk Factors Relating to Our Financial Situation

Our level of debt and financing agreements may constrain our operations.

        As of May 31, 2004 after the deconsolidation of SOSA, we had an estimated aggregate principal amount of $1,266 million of debt on our balance sheet including bank loans, short and long-term debt, and capital lease obligations outstanding on a consolidated basis. As of May 31, 2004 we are scheduled to make principal payments of approximately $146.7 million during the remainder of fiscal year 2004. An additional $242.6 million of principal matures in 2005 and the remainder thereafter. In addition to the debt on our balance sheet, we have entered into a number of other financings, including the time charter of ships and sale/leaseback transactions, with respect to certain of our assets. These financings are not reflected as consolidated debt on our balance sheet and obligate us to make operating lease payments aggregating $70 million during the final two quarters of the 2004 fiscal year. Our level of debt and lease obligations may affect our ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes. It also constrains our ability to utilize cash flow from operations for purposes other than debt service and lease obligations, and to overcome seasonal or other cyclical variations in our business. As our existing indebtedness and lease obligations become due, we may be required to reduce or delay capital expenditures, sell assets or businesses at unanticipated times and/or on unfavorable terms, seek additional equity capital or restructure or refinance such indebtedness. If we were unable to refinance our debt and lease obligations, it is doubtful that we could repay all of them as they come due.

If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition and liquidity could be materially adversely affected.

        The bank credit and other financing agreements governing our indebtedness and lease obligations impose restrictions on our operations, including the following:

  •
  covenants that require us to maintain minimum levels of consolidated tangible net worth of $600 million, to limit our ratio of consolidated debt to consolidated tangible net worth to not more than 2.0:1.0 and to maintain a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense of at least 2.0:1.0, as defined in such agreements;

  •
  restrictions on dividend payments to our shareholders;

  •
  restrictions on dispositions of the assets that are securing the debt, including many of the ships in SNTG's fleet; and

  •
  restrictions on purchases and redemptions of capital and investments and advances to non-consolidated joint ventures and other entities, such as SOSA.

        These agreements also contain other covenants, including covenants that may significantly restrict, and in some cases may prohibit, our ability and the ability of our subsidiaries to incur additional debt, create or incur liens or make other equity distributions, pay dividends or other distributions, make loans, acquisitions and investments, purchase or redeem capital, incur capital expenses, sell assets, issue or sell the equity of subsidiaries and repay certain debt. For additional information on our debt instruments, please see Item 5. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness." Most of our financing agreements provide for a cross default in the event of a default in another financing agreement. Some of our financings are secured by collateral including ships, tank containers, terminals and facilities with a net book value of $1,492.5 million as of November 30, 2003.

        Throughout 2003, we had significant difficulty maintaining compliance with the financial covenants contained in our financing agreements, particularly the debt to tangible net worth ratio. Our difficulty in maintaining compliance with the debt to tangible net worth ratio was primarily the result of the deterioration in our net worth resulting from the continuing significant net losses at SOSA and SSF and the increased borrowings required to fund those losses. SOSA also had difficulty maintaining compliance with the financial covenants contained in its financing agreements. We sought waivers of the financial covenants from our lenders at various times throughout 2003, as did SOSA. As of November 30, 2003, we were in compliance with the financial covenants under our financing agreements because of waivers that were in effect until December 15, 2003. We subsequently obtained new waivers extending the waiver period until May 21, 2004, which have since expired. Following our deconsolidation of SOSA, our consolidated debt was reduced sufficiently to enable us to regain compliance with the financial covenants contained in our original financing agreements. Although we have deconsolidated SOSA, we still maintain a high amount of debt. We expect to be able to maintain a narrow margin of compliance with our financial covenants throughout 2004. If, however, we experience an unexpected downturn in our business or other negative events, such as significant fines, damages or other penalties arising from ongoing legal proceedings, we might not be able to maintain compliance with the financial covenants contained in our financing agreements, unless we could obtain additional waivers of such defaults. We have many financing arrangements with a diverse group of creditors. It therefore could be difficult to obtain waivers or amendments from all creditors that are required to grant waivers or amendments if we were to need them in the future. If we were unable to obtain such waivers or amendments, and the defaults were to extend beyond the applicable remedy or cure period, our lenders could exercise remedies under the financing agreements including acceleration of the maturities of the outstanding debt or the seizure of collateral securing the debt. We could not repay all of our indebtedness if our creditors were to accelerate the maturities of the debt and could be forced to seek protection under available insolvency or reorganization laws and regulations.

Our floating interest rate debt exposes us to the risk of fluctuations in interest rates.

        Approximately 43.4% of our total debt at May 31, 2004 incurs interest at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates will increase our interest cost if we do not hedge the impact of such interest rate movements. For additional information on our interest rate risk, please see Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Currency Rate Exposure."

We have used a substantial portion of our assets as collateral to secure our debt, which could affect our ability to obtain additional debt financing and, if a default were to occur, could result in our inability to continue to conduct our business.

        Of our $1,266 million of consolidated debt outstanding as of May 31, 2004, $843 million is secured by our ships, terminal facilities and other assets having an aggregate estimated book value of approximately $1,158 million on May 31, 2004. Additionally, certain of our ships with an aggregate estimate book value of $44 million as of May 31, 2004 secure our obligations under our guarantees of SOSA's bonding facilities. These assets, taken together, represent substantially all of the assets of SNTG. Prospective lenders, therefore, may not be willing to provide us with new or additional debt financing on terms acceptable to us or at all, because our ability to grant additional security interests in our assets is limited. As a result, we may not be able to obtain future debt financing that we need for working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes or for the refinancing of existing debt or lease obligations.

        In addition, the assets securing our existing debt are critical to our business. If we were to default under our debt instruments, the lenders could seize and sell such assets as necessary to pay the amounts we owe to them and we would no longer own such assets or be able to use them in our business. Our inability to use our pledged assets as a result of action taken by our lenders to enforce their rights under our debt could have a material impact on our financial condition, results of operations and liquidity and could result in our inability to continue to conduct our business.

Our ability to service indebtedness and lease obligations and fund our operations depends on cash flows from our subsidiaries.

        As a holding company, principal assets consist of direct or indirect shareholdings in our subsidiaries and SOSA. Accordingly, our ability to make required payments of interest and principal on our indebtedness, pay dividends, and to fund our operations are affected by the ability of our operating subsidiaries, the principal source of our cash flow, and SOSA to transfer available cash to us. The intercompany transfer of funds (by way of dividends, intercompany loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and/or their directors, especially when our liquidity or financial position is uncertain. The terms of SOSA's credit facilities currently prohibit SOSA from paying dividends to us.

We guarantee certain obligations of SOSA.

        In the ordinary course of SOSA's business, its customers require that SOSA provide guarantees by third party financial institutions in support of SOSA's obligations and the obligations of its subcontractors under SOSA's project agreements. Pursuant to these guarantees, which we refer to as bank guarantees, if SOSA or its subcontractors fail to perform their obligations under the project agreements, SOSA's customers can draw on the bank guarantees. Typically, if the customer draws on the bank guarantee, SOSA must promptly reimburse the third party financial institution for the amount paid to the customer. We have provided guarantees, some of which are supported by collateral, for SOSA's obligations under various bank guaranty facilities. These facilities provide for guarantees up to an aggregate of $104.3 million as of November 30, 2003. Since that time, the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004. We will continue to be obligated under the guarantees described above, until the guarantees expire. In connection with SOSA's new $100 million bonding facility (the "New Bonding Facility"), we agreed to guarantee up to $96 million of SOSA's obligations with respect to bank guarantees issued under that facility. This obligation does not increase our overall guarantees of SOSA obligations, however, as the maximum amount of guarantees for which we may be liable under this new facility is reduced by the amount of SOSA bank guarantees that we have guaranteed under certain existing SOSA bonding facilities referred to above. Our guarantee of SOSA's obligations with respect to guarantees under SOSA's New Bonding Facility will continue until SOSA's obligations under such facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters. If the banks are required to make payments under the bank guarantees or letters of credit and SOSA does not reimburse the banks for such payments as it is obligated to do, we would be obligated to make such payments in connection with the bank guarantees or letters of credit as direct obligors.

Risk Factors Relating To Ongoing Legal Proceedings

We are the subject of investigations by U.S. and European antitrust authorities.

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. Consequently, we decided to voluntarily report conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ" or "Antitrust Division") and the Competition Directorate of the European Commission ("EC"). On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to this program, we and our directors, officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation were met. We also announced that the EC had admitted us into its Immunity

Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. This program affords us immunity from EC fines with respect to anti-competitive behavior, subject to our fulfilling the conditions of the program, including continuing cooperation.

        The Antitrust Division's staff subsequently informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ's Corporate Leniency Program. In March 2004, the Antitrust Division voided the amnesty agreement that was the basis for our participation in the DOJ's Corporate Leniency Program and revoked our conditional acceptance into the DOJ's Corporate Leniency Program. We intend to vigorously challenge the Antitrust Divisions' decision. If our challenge to the Antitrust Division's decision is not successful, it is possible that we or our directors, officers or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. If we were required to pay substantial fines, we cannot assure you that we would have sufficient available cash to make such payment. Even if our challenge were successful, our continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward, we and our directors, officers and employees were meeting our obligation to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors, officers or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. We could incur significant defense costs and significant distraction of senior management from the operation of our business, which could have a material adverse effect on our financial condition, cash flows and results of operations.

        We remain in the EC's Immunity Program. Our and our directors', officers' and employees' continuing immunity and amnesty under the EC's Immunity Program depends on the EC's satisfaction that going forward we and our directors, officers and employees are meeting their obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors, officers or employees could be partly or fully removed form the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

We are subject to investigations by jurisdictions other than the U.S. and Europe.

        In February 2004, the Korea Fair Trade Commission ("KFTC") notified SNTG that the KFTC had launched an investigation of the parcel tanker shipping industry and SNTG. In addition, the Canada Competition Bureau ("CCB") has notified us that the CCB is conducting an investigation of the parcel tanker shipping industry and SNTG. We have informed both the KFTC and the CCB that we are committed to cooperating fully with the investigations. It is possible that regulatory authorities in other jurisdictions could commence investigations or legal proceedings with respect to the activities that are the subject of the investigations. We cannot determine whether or not any such proceedings may be brought or, if they are brought, the potential consequences such proceedings. It is possible that we could be subject to fines or other civil and criminal penalties. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

We may be subject to civil liabilities relating to the activities that are the subject of the antitrust investigations.

        We are named defendants in twelve civil antitrust lawsuits which have been filed as putative class actions and appear to be based on media reports about the DOJ and EC investigations. We are also subject to separate civil actions that generally track the allegations of the putative class actions. The actions allege, among other things, violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts resulting from alleged collusive behavior among SNTG and its competitors. The actions are on behalf purchasers of parcel tanker services and indirect purchasers who claim that the alleged collusive conduct resulted in higher prices being passed on to them. The lawsuits seek to recover treble damages and costs, among other things, in unspecified amounts. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors, senior executives and former senior executives, in a putative civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the DOJ and EC investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things.

        We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse affect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Additionally, we are incurring costs in connection with the pending proceedings, including the distraction of senior management from the operation of our businesses. During 2003, these external costs were approximately $15.5 million and we expect a similar cost to be incurred in 2004. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

SNTG is the subject of a pending investigation by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), and may be subject to fines or other penalties as a result.

        OFAC currently is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations. On April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC has referred this matter to the U.S. Attorney's Office in Connecticut for investigation. If it is determined that we have violated the IEEPA or the Iranian Transactions Regulations, we may be subject to fines and other penalties. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

Continuing negative publicity may adversely affect our business.

        We have been the subject of substantial negative publicity relating to the OFAC investigation, the U.S. Attorney's Office investigation, the antitrust investigations and related civil litigation, including the employment litigation commenced by a former internal legal counsel. We may experience reluctance on the part of certain customers and suppliers to continue working with us on customary terms. The negative publicity, legal proceedings and resulting impact on our businesses could also have a negative impact on our ability to refinance our existing indebtedness when necessary. As a result of the antitrust investigations, the related litigation and negative publicity, members of senior management need to spend significant management time and effort dealing with investigations, litigation and customer relation issues rather than the operation of our businesses. Moreover, the negative publicity could encourage increased scrutiny from governmental regulatory authorities relevant to our various businesses or make us a more attractive subject for third-party claims and disputes. Whether or not warranted, such negative attention could require us to incur additional costs to respond to or settle such matters or have a negative impact on our share price. Therefore, continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

Risks Related to Our Industries and Operations

The prices and volume for our bulk liquid transportation services and salmon and salmon trout products are sensitive to imbalances in the supply and demand for such services and products.

        Price is a primary factor in determining which supplier of transportation services is awarded a contract. Consequently, we may, from time to time, bid our ships at prices that do not reflect the relatively high fixed costs of our ships, depending on prevailing contractual rates, the contribution to fixed costs, and whether our revenue exceeds variable costs. Such competitive pricing conditions can occur when the supply of ship transportation services is greater than the demand in the industries for the products we transport and store, including the chemical, lube oil, acid and food industries. The conditions in these industries often reflect the overall health of the markets in which we operate, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions. Supply and demand imbalances are reflected in the "spot" prices for bulk liquid transportation services, which are the prevailing market rate for short-term transportation services at any given time in any particular region. In 2003, approximately one-third of our parcel tanker revenues and substantially all tank container revenues were derived from short-term services at freight rates agreed on the basis of current market level ("spot rates"). Most of our parcel tanker revenues are derived from long-term Contracts of Affreightments ("COA"). COA are agreements between us and the charterer to transport an agreed volume of product(s) during a given period at agreed rates. Changes in the rates for such contracts generally lag spot rate changes, with rates typically adjusting when COA are renewed. Therefore, supply and demand imbalances that affect spot rates can cause our revenues to fluctuate significantly from quarter to quarter. Over time, they also have an impact on our COA.

        Additionally, our fish farming business is still dependent predominantly on salmon and salmon trout products. Therefore, imbalances in the supply and demand for salmon and salmon trout products can lead to wide fluctuations in the prices for such products and therefore material variations in the results of our fish farming operations. A significant contributor to the poor results that we have experienced in the last three years at SSF is low market prices for these products. Low pricing is primarily due to oversupply. The supply of salmon is affected by a number of factors, including disease, other harmful natural conditions, barriers to free trade and the availability of financing for additional growth. These can vary from region to region.

Environmental and consumer challenges facing the aquaculture industry may have an adverse effect on SSF's fish farming business.

        The aquaculture industry has increasingly faced environmental and consumer challenges regarding such issues as the effects of escaping fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics given to farmed fish, synthetic pigmenting agents in the feed which farmed salmon metabolize to give them a pink color and the presence of chemical residues contained in farmed salmon such as polychlorinated biphenyl ("PCBs"), dioxin and other residue. These environmental and consumer challenges are expected to increase in the future and could lead to potential litigation against SSF and more stringent government regulation of the aquaculture industry and SSF, each of which could require SSF to change its fish farming practices and incur additional costs.

        For instance, in 2003, a U.S. federal court ruled that SSF's operations in Maine violated the Clean Water Act for operating without a discharge permit. As a result, the court required SSF to pay a penalty of $50,000 and imposed operating restrictions which required, among other things, SSF to suspend farming on specified sites until 2006 and required SSF to cease farming all non-North American stock from its hatcheries in order to allow the surrounding waters to decontaminate. As a result of these operating restrictions, SSF's stockings in 2003 were reduced by approximately 200,000 fish and $468,000 of inventory was written off. In addition, SSF estimates that the court-mandated fallowing will reduce stockings in 2004 by approximately 900,000 fish. See "Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Factors Affecting SSF" for a discussion of other environmental and consumer issues that have resulted in litigation against SSF or have raised, or may raise in the future, adverse public relations issues regarding SSF's operations. See also "Item 8. Financial Information—Legal Proceedings" for a description of certain legal proceedings affecting SSF.

Price fluctuations in ship fuel and feed cost may impact our profitability.

        Fuel used by our ships, called bunker fuel, constitutes one of the major operating costs of our parcel tanker fleet. Fluctuations in the price of bunker fuel can have a material impact on our results. In 2003, with an average cost of approximately $175 per ton, bunker fuel constituted approximately 20% of total fleet operating costs. Approximately 90% of all bunker fuel purchased by us is Intermediate Fuel Oil. Since 1987, the average annual cost of Intermediate Fuel Oil purchased by us has varied between approximately $76 and $167 per ton. The cost in 2003 represented a $28 per ton, or 21% increase over the 2002 average Intermediate Fuel Oil.

        Although we seek to pass price fluctuations through to our customers, a significant portion is incurred solely by us and an increase in costs can negatively impact our results. For example, approximately 64% of our total parcel tanker revenues in 2003 were derived from long-term COA. About 37% of this revenue from COA was exposed to bunker fuel price fluctuations.

        Fish feed accounts for approximately 40–45% of the total product cost of our fish farming products. Fluctuations in the price of fish feed can have a material impact on our results. Prices can vary substantially because feed producers depend on the price and availability of raw materials such as fish meal and fish oil, which are scarce resources.

        The significance of these supply costs to our overall costs and the limitations on our ability to pass these costs on to our customers can cause fluctuations in our overall costs and affect our profitability.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

        The revenue and costs of operations and financial position of several of our consolidated subsidiaries report initially in non-U.S. dollar functional currencies which are usually the local currencies of countries in which the subsidiaries reside. The reported information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements.

        For 2003 and 2002, approximately 8% and 7%, respectively, of SNTG's consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies. In both years, the euro represented over 95% of all such non-U.S. dollar revenues.

        For 2003 and 2002, approximately 28% and 25%, respectively, of SOSA's consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies and translated into U.S. dollars. In 2003, approximately 16.5%, 9.0%, 1.1% and 1.1% of SOSA's revenue was generated in Norwegian kroner, British pounds, euros and Brazilian reals, respectively. In 2002, approximately 16.0%, 7.2%, 1.1% and 0.1% of SOSA's revenue was generated in British pounds, Norwegian kroner, Brazilian reals and euros, respectively.

        For 2003 and 2002, approximately 70% and 73%, respectively, of SSF's consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies and translated into U.S. dollars. In 2003, approximately 47%, 10%, 8%, and 5% of SSF's revenue was generated in Japanese yen, Norwegian kroner, euros, and British pounds, respectively. In 2002, approximately 54%, 8%, 7%, and 4% of SSF operating revenues were in Japanese yen, Norwegian kroner, euros, and British pounds, respectively.

        The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on reported consolidated results of operations and financial position.

        In addition, we are subject to currency risk exposure when our subsidiaries' sales or costs are denominated in currencies that are different from the subsidiaries' functional currency. In cases where non-functional currency revenues weaken relative to the functional or reporting currency in which we incur expenses, then there is a negative impact on the subsidiaries' profit margin. For additional information on foreign currency risk, please see Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Currency Rate Exposure."

Adverse weather and other natural conditions may impact the results of our fish farming business.

        Our fish farming operations may be adversely affected from time to time by climatic conditions, such as severe storms, flooding, dry spells and changes in air and water temperature or salinity, and may be adversely affected by natural or man-made calamities, such as oil spills. Because the growth rates of fish are dependent on weather conditions, unexpectedly hot or cold temperatures may adversely impact growth rates, harm the fish and lead to losses of fish. Bad weather may also delay harvest or result in the loss of equipment or fish. Storms and floods can also cause damage to land based facilities involving an interruption in the water supply or seaweed blockages, which may lead to a loss of fish.

        Our fish farming operations also may be adversely affected by other natural conditions such as intensive and sudden blooms of algae that occur naturally in the marine environment, pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. Although we use vaccines and medications to control disease and parasites and use farm management to control the impact of natural predators, if these precautions are not successful we could suffer losses to our fish stock, thereby reducing our revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled, for example, under mandate from government authorities or voluntarily as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which we do not currently have adequate countermeasures.

Our failure to comply with environmental and other regulations may result in significant fines, penalties, or the loss of revenue.

        We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulation and standards of industry associations related to the protection of human health and the environment, including but not limited to national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, food safety, marketing restrictions and various import and export requirements. Any changes in government regulation can have a significant impact on our production costs and on our ability to compete effectively in the regulated markets. While we maintain environmental damage and pollution insurance, more stringent environmental regulations may result in significant fines and penalties for non-compliance, increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution. The U.S. Oil Pollution Act of 1990 ("OPA '90"), by imposing virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive and has also prompted insurers to consider reducing available liability coverage. While we maintain insurance, there can be no assurance that all risks are adequately insured against, particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we are insured under mutual insurance companies along with other shipping companies, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance as well as premiums increase based on prior loss experiences. Any such shortfalls could have a material adverse impact on us.

        Our operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. We are subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of human health and the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the Comprehensive Environmental Responses Compensation and Liability Act ("CERCLA"), similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

New security certification requirements could potentially cause delays and increases in operating expenses.

        Our ships and terminals will need ship security certification before July 1, 2004. This is a global International Maritime Organization ("IMO") requirement, which will be certified by the flag state for each ship and by the relevant authorities in the countries where the terminals are located. The U.S. authority responsible for implementation is the U.S. Coast Guard. We expect that the cost of obtaining this certification for our fleet will be approximately $2 million. This includes both technical installations and training. The security certification requirement also applies to ports and terminal facilities worldwide. We have made the required changes to our ships and submitted the necessary documents for certification. We expect that all of our ships will be certified before the deadline. We are still implementing certain changes to our terminals. We expect that our terminals will have filed for certification before the deadline, although there is no assurance that we will receive the required certification before the deadline. It is possible that many other ports and terminal facilities, including some to which we typically call, as well as some ships among the world's fleet, will not receive their certification in a timely manner. If one of our ships is coming from a port or terminal that has not been certified, this could cause delay at certified ports or terminals, which may result in a loss of revenues. It is also possible that if our terminals are not certified, they will be avoided by customers requiring storage facilities. It remains uncertain how the different administrations worldwide and in particular in the U.S. will handle this situation. We are seeking the inclusion of clauses in spot contracts, COA and terminal storage contracts to mitigate our risk and share the exposure with our customers with respect to added costs of delays where neither we nor our customer is at fault, including instances where previously called ports and terminals do not receive the necessary certification by July 1, 2004.

We are exposed to substantial hazards and risks that are inherent in the industries in which we operate, which may result in loss of revenues, increased expenses, or for which the liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

        The operations of deep-sea ships and chemical storage facilities carry an inherent risk of personal injury or death, damage to or loss of property or business interruptions. These risks can arise from, for example: marine disasters, such as collisions or other problems involving our ships or other equipment; pollution caused by leaks or spills of oils, chemicals or other products transported by our bulk liquid transportation business or stored at our terminals; injuries, death or property damage caused by mechanical failures involving our equipment or human error involving our employees; war or other hostilities affecting our operations; piracy or hijackings involving our ships; explosions and fires involving the chemical or other liquid products that we transport or store at our terminals or involving our equipment; and other similar circumstances or events.

        We insure for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees or third parties and statutory workers compensation protection. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Litigation arising from any such event may result in our being named a defendant in lawsuits asserting large claims. Any such event may result in loss of revenue, increased costs or future increased insurance costs.

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

        Pursuant to the IRS Code Section 883 (the "Code"), effective for our fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The IRS has agreed that we qualify for this exemption for years up to and including the 1992 fiscal year, but may review our qualifications for subsequent years. We believe that substantially all of our ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to our U.S. source shipping income.

        In August 2002, the Treasury Department published re-proposed regulations interpreting Code Section 883, which superseded and replaced the regulations initially proposed in February 2000. The regulations were finalized in August 2003, and based upon information available at this time, we believe that we satisfy the requirements necessary to continue to qualify for the exemption under Code Section 883 and, in addition, may qualify for a treaty exemption. However, if an equivalent exemption were not available, or if we did not qualify for a treaty exemption, we would be taxable on our U.S. source income from shipping activities in one of two ways. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include our share of all such income from the Stolt Tankers Joint Service ("STJS" or "Joint Service"). Under the first method, if the company operating the ship has any such income which is "effectively connected" with a U.S. trade or business, such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to U.S. taxation imposed at graduated rates up to 35%. In addition, this income, as determined after allowance for certain adjustments, may be further subject to the 30% "branch profits" tax on earnings effectively connected with such U.S. trade or business. Under the second method, any such income which is not "effectively connected" with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a tax rate of 4%. The branch profits tax would not apply to income subject to the 4% tax.

Our reputation and our ability to do business may be impaired by corrupt behavior by our employees or agents of us or our subsidiaries.

        We and our subsidiaries conduct business in countries known to experience governmental corruption. While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 Organization for Economic Co-operation and Development ("OECD") Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the IEEPA, the Trading With the Enemy Act, the Export Administration Act, including anti-boycott laws, various economic sanctions regulations and export controls that restrict trade with certain designated countries and persons, or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

The Stolt-Nielsen family exercises a controlling influence over matters relating to SNSA requiring shareholder approval, which could prevent a change of control.

        As of May 31, 2004, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., a trust for the benefit of certain members of the Stolt-Nielsen family, controlled approximately 54.7% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. For further discussion refer also to Item 7. "Major Shareholders and Related Party Transactions—Major Shareholders."

        The Stolt-Nielsen family currently directly and indirectly exercises a controlling influence over SNSA's operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of SNSA without the approval of the Stolt-Nielsen family. Additionally, the interests of the Stolt-Nielsen family may conflict with the interests of our other investors.

It may be difficult to enforce a U.S. judgment against us, our officers and our directors or to assert U.S. securities laws claims in Luxembourg or serve process on our officers or directors.

        We are a corporation organized under the laws of Luxembourg. Several of our directors and officers reside and maintain most of their assets outside the U.S. and it may not be possible to effect service of process within the U.S. on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the U.S. and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation's public policy.

Risk Factors Relating to Our Investment in SOSA

Our investment in SOSA could be significantly devalued due to the current operational difficulties and financial restructuring at SOSA.

        Due to a reduction in controlling interest in SOSA subsequent to the end of our fiscal year, we have deconsolidated SOSA for financial reporting purposes as of February 19, 2004. We continue, however, to have a significant interest in SOSA. We will account for SOSA on the equity method going forward, meaning we will no longer fully consolidate SOSA's results in our financial statements. As of May 31, 2004, we owned 79,414,260 SOSA Common Shares, constituting 41.7% of SOSA's outstanding Common Shares. Since the beginning of fiscal year 2000, we have provided new equity and debt funding to SOSA of $164.0 million.

        The risks relating to SOSA described below could materially impact the value of our investment in SOSA. This could, in turn, impact the value of our own shares and harm our ability to raise funds that we might need from the sale of our SOSA shares. Additionally, the risks identified below may make it more likely that SOSA would be unable to perform its various bank guarantee obligations and, in certain cases described below, could cause a default under our financing arrangements.

        Failure by SOSA to obtain new bonding facilities may constrain its ability to win new business.    In the ordinary course of SOSA's business, its customers require that it provide bank guarantees in support of its obligations and the obligations of its subcontractors under its project agreements. Pursuant to such bank guarantees, if SOSA fails, or its subcontractors fail, to perform their respective obligations under their project agreements, subject to the terms and conditions of those agreements, their customers can draw on the bank guarantees. If SOSA or its subsidiaries cannot provide these bank guarantees, potential customers will be unwilling to do business with them with respect to the major projects that constitute a significant portion of SOSA's business.

        As of November 30, 2003, $104.3 million of guarantees issued by SNSA were outstanding in support of SOSA's obligations under its bank guarantees. Since the fourth quarter of fiscal year 2002, its financial difficulties have made it difficult for SOSA to obtain additional bank guarantee capacity. In some cases, guarantee providers required that we provide guarantees or collateral for SOSA's obligations under bank guarantees. We have indicated to SOSA that we are not willing to provide such support in the future. If SOSA continues to have financial problems, it will be very difficult for it to obtain the bank guarantees it needs to operate its business going forward.

        SOSA has obtained a new bonding facility that provides it with $100 million of new bonding capacity. SOSA believes that this will be sufficient to provide the bank guarantees that it expects to need in fiscal 2004, although it expects that it will need to secure additional bonding facilities for 2005 and beyond. SOSA has limited readily available sources of additional bonding capacity. If SOSA needs additional bonding capacity in fiscal 2004 or beyond, it will have to negotiate for it on a case-by-case basis. Such additional bonding capacity may not be available at all or it may only be available if SOSA provides cash collateral for all or a substantial portion of the amount of the bonds. The New Bonding Facility restricts the amount of its assets that SOSA would have available to pledge as collateral. Additionally, SOSA's recent history of losses and its financial condition will make it more challenging to arrange any additional bonding facilities and will likely result in less favorable terms than would be available to its competitors who have more financial strength. If SOSA cannot arrange additional bonding capacity beyond the New Bonding Facility, SOSA will not be able to win the type of business that it is targeting.

        SOSA's level of debt may constrain its operations.    As of November 30, 2003, SOSA had an aggregate of $437.5 million of debt outstanding, including $50 million owed to us. As of May 31, 2004, SOSA had an estimated $297 million of debt outstanding, after applying proceeds from certain equity capital transactions and asset sales. SOSA remains highly leveraged, particularly in comparison with its principal competitors. SOSA's debt levels may make it more challenging for SOSA to obtain additional financing and arrange bank guarantee capacity in the future on terms that SOSA believes are acceptable. SOSA's high debt level could make it more difficult for SOSA to refinance its outstanding debt and/or obtain funds for working capital, capital expenditures, bonding facilities, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in its business. As SOSA's existing indebtedness becomes due, SOSA may be required to reduce or delay capital expenditures, sell assets or businesses at unanticipated times and/or on unfavorable prices or other terms, or to seek additional equity capital or to further restructure or refinance its debt. SOSA may not be able to refinance its debt on terms acceptable to it, if at all. These measures may not be successful or they may be inadequate to meet SOSA's debt and other obligations.

        Additionally, the terms of SOSA's credit agreements and New Bonding Facility contain certain requirements and restrictions related to SOSA's ongoing operations that limit its ability to operate its business. These provisions include:

  •
  covenants that require specified levels of consolidated tangible net worth, limit the ratio of consolidated debt to consolidated tangible net worth, and, for the fiscal quarter ending November 30, 2004 only, limit the ratio of consolidated debt to EBITDA, as defined in such agreements;

  •
  limitations on SOSA's ability to make capital and other expenditures and to acquire or dispose of businesses and assets;

  •
  a prohibition on making dividends or other distributions to SOSA's shareholders;

  •
  restrictions on SOSA's ability to incur other indebtedness to fund SOSA's operations;

  •
  restrictions on SOSA's ability to pledge assets to secure new bonding facilities or other indebtedness;

  •
  a requirement to maintain certain amounts in restricted cash accounts as security for these facilities; and

  •
  requirements that SOSA raise minimum net proceeds from asset sales and use a certain portion of these proceeds for the pre-payment of SOSA's obligations under its credit facility agreements.

        If SOSA fails to satisfy these requirements, SOSA could be in breach of its existing credit facility agreements, and its New Bonding Facility, unless its creditors agree to waive such defaults or amend its obligations under its credit agreements.

        SOSA is at risk of failing to satisfy the financial covenants contained in its primary credit facilities, which could cause a default under our credit facilities.    SOSA's principal credit facilities are a $440 million secured multi-currency revolving credit facility (which has an availability as of May 31, 2004 of $252 million, including amounts drawn), a $55 million credit facility and $45 million guarantee facility, a $44 million secured guarantee facility and a $28 million secured reimbursement agreement (the "Existing Credit Facility Agreements"), each as amended by an intercreditor override and security trust deed, dated February 12, 2004, to which SOSA and certain of its subsidiaries are parties (the "Intercreditor Deed"). Additionally, SOSA has the New Bonding Facility. Throughout fiscal year 2003, SOSA experienced significant and unanticipated adverse developments on major projects. These adverse developments caused SOSA to be unable to comply with the financial covenants that were then contained in its Existing Credit Facility Agreements. SOSA has continued to experience unexpected adverse developments on projects in the first quarter of fiscal year 2004. This recent experience highlights the risk that SOSA's ability to maintain compliance with the financial and other covenants contained in its New Bonding Facility and its Existing Credit Facility Agreements, as revised by the Intercreditor Deed, is subject to adverse changes in SOSA's financial condition, results of operations and cash flows, including as a result of all the risk factors identified in this Report. Therefore, it is possible that SOSA may require further amendments or waivers in the future, which may not be possible depending on its financial condition and the willingness of SOSA's creditors to grant such waivers.

        If SOSA cannot satisfy the requirements of, or obtain waivers from the requirements of, its Existing Credit Facility Agreements, as amended by the Intercreditor Deed, and the New Bonding Facility, SOSA could be in default and its creditors could exercise their remedies under those agreements, including requiring immediate repayment of all amounts then outstanding under its Existing Credit Facility Agreements or terminating SOSA's ability to issue bonds and guarantees under the New Bonding Facility, or to take control of and sell all or a portion of the assets that serve as collateral for those facilities to the extent necessary to pay the amounts owed to the lenders. A significant amount of SOSA's assets, including its most important ships and the shares of its most significant subsidiaries, have been pledged as collateral for the borrowings under its Existing Credit Facility Agreements and the New Bonding Facility. SOSA expects that it would not be able to repay its obligations under its Existing Credit Facility Agreements unless alternative sources of financing could be arranged. SOSA also expects that it would not be able to pursue substantial amounts of its targeted business if it no longer had access to its New Bonding Facility.

        It is possible that a default by SOSA under any of its Existing Credit Facility Agreements or the New Bonding Facility could result in a default under one of our financing arrangements. This could, in turn, cause a cross default under one or more of our other financing arrangements because most of our financing agreements provide for a cross default in the event of a default in another of our financing agreements. In such an event, our creditors under those agreements could seek to exercise their remedies including by accelerating the maturities of such indebtedness. If this were to occur, we could not pay off such indebtedness unless alternative sources of financing could be arranged.

        SOSA's restructuring efforts may not be successful. SOSA's new senior management team has reviewed its operations and projects and already taken a number of actions to improve its performance going forward including:

  •
  adoption of new policies and procedures in connection with SOSA's tendering practices and contract terms;

  •
  significant management changes;

  •
  significant organizational and personnel changes in SOSA's Africa, the Mediterranean and the Caspian Sea ("AFMED") region;

  •
  realignment of SOSA's operating structure from a product focus to a regional focus; and

  •
  divestiture of certain non-core assets.

        SOSA's Existing Credit Facility Agreements and New Bonding Facility require that SOSA raise aggregate net proceeds of at least $50 million by May 31, 2004 and $75 million by August 31, 2004 from SOSA's planned divestitures. Although SOSA has satisfied the requirements for May 31, 2004 and expects to be able to satisfy the requirement for August 31, 2004, SOSA will depend on the proceeds of these asset sales not only to reduce its debt, but also to meet its liquidity needs (to the extent that SOSA's Existing Credit Facility Agreements permit it to retain such proceeds). We cannot assure you that SOSA will be able to divest these businesses' assets on terms acceptable to it, or within time frames that are required by its lenders. If SOSA were unable to complete these divestitures in accordance with its plans, SOSA would be in breach of its Existing Credit Facility Agreements and/or New Bonding Facility and will likely be unable to reduce its debt significantly in the near term. Additionally, if SOSA cannot implement its new strategy, or if SOSA's strategy proves to be unsuccessful, its financial condition, results of operations and cash flows would be adversely affected.

        SOSA's latest forecasts for fiscal year 2004 indicate that there will be a narrow margin of compliance with the debt to EBITDA ratio covenant at the end of the fourth quarter of fiscal year 2004. SOSA's ability to remain within its covenants at the second and third quarters of fiscal year 2004 is dependent on (i) SOSA's operating performance, (ii) SOSA's ability to recover variation orders and claims from customers where additional contract costs are incurred and (iii) the success of SOSA's plans to divest certain assets and businesses.

        Recent net losses have and may continue to have an adverse effect on SOSA's business. SOSA experienced significant net losses in recent years including $418.1 million in fiscal 2003, $151.9 million in fiscal 2002, $14.2 million in fiscal 2001 and $34.4 million in fiscal 2000. Additionally, SOSA has experienced significant liquidity problems in fiscal 2003. By the end of the third quarter of fiscal 2003, SOSA had fully borrowed all available credit under its credit facility agreements. We had also informed SOSA that, because of our own financial situation, we would not be in a position to provide additional financial support to SOSA beyond the support that we had previously provided. Consequently, in the third quarter of fiscal 2003, SOSA explored ways to generate cash in addition to cash from its operations and sold certain foreign currency forward hedging contracts to raise gross proceeds of approximately $28.1 million. Since the third quarter of fiscal 2003, local banks from whom SOSA had borrowed an aggregate amount of $51.5 million to fund its operations in various jurisdictions on an uncommitted basis, demanded repayment of its borrowings. As of May 31, 2004, SOSA had no borrowings outstanding in local banks facilities.

        We cannot assure you that SOSA will ever return to profitability. We believe that its recent history of losses and liquidity problems have created operating and financial difficulties that may have a continuing adverse effect on its business. These adverse effects may include:

  •
  the loss of new projects because its customers lack confidence in its financial strength;

  •
  customer's requirements for more onerous terms for project contracts, including the need to post performance and other bonds to secure obligations in amounts exceeding historic requirements, and the withholding of payments due to SOSA as a means of securing its project performance obligations;

  •
  SOSA's inability to source materials, goods and services from suppliers on satisfactory terms;

  •
  difficulties in retaining and attracting a skilled workforce;

  •
  significant distraction of senior management time and attention to resolving financial issues instead of managing ongoing operations; and

  •
  difficulties in arranging new and increased bonding facilities that are essential for the growth of SOSA's business.

        SOSA's use of the "percentage-of-completion" method for accounting for projects could result in the reduction or elimination of previously reported profit. Substantially all of SOSA's projects are accounted for on the "percentage-of-completion method," which is standard for the industry and acceptable under U.S. GAAP. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that such adjustments result in a reduction or elimination of previously reported contract revenues, SOSA would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

        If SOSA is not able to make reasonably dependable estimates, SOSA would not be able to use the "percentage-of-completion" method for accounting for long-term contracts. In fiscal year 2003, SOSA's inability to recover unanticipated costs on major projects resulted in an unanticipated adverse impact of $216.0 million on SOSA's net loss for the year in respect of significant revisions to estimates. In fiscal year 2002, the unanticipated negative impact was $58.8 million. Under U.S. GAAP, the "percentage-of-completion" method of accounting for long-term contracts can be used as long as SOSA can make reasonably dependable estimates of (1) progress toward completion of such contracts, (2) contract revenues, and (3) contract costs. If SOSA were not able to make reasonably dependable estimates, it would be obliged to use the "zero-estimate-of-profit" method or the "completed contract"

method. Under the "zero-estimate-of-profit" method, SOSA would not recognize any profit before a contract is completed. Under the "completed contracts" method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion and losses are recognized when they are identified. In order to centralize its expertise in making estimates of contract revenues and contract costs, SOSA has established a separate estimating department in the AFMED region. If, despite these measures, SOSA continues to experience adverse developments in the AFMED region, SOSA may not be able to establish that it can develop reasonably dependable estimates of the progress toward completion of such contracts, contract revenues and contract losses. If SOSA is unable to continue to use the "percentage-of-completion" method of accounting, SOSA's earnings may be materially adversely impacted, resulting in, among other things, a potential default under its Existing Credit Facility Agreements.

        Unexpected costs may adversely affect the profitability of SOSA's fixed-price contracts. A significant proportion of SOSA's business is performed on a fixed-price or turnkey basis. In 2003, 2002 and 2001, approximately 87%, 88% and 72%, respectively, of SOSA's operating revenue was derived from fixed-price contracts. Long-term fixed-priced contracts are inherently risky because of the possibility that SOSA might incur costs that it did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The net effect of significant revisions on major contracts of SOSA was a net loss of $216.0 million in 2003, net loss of $58.8 million in 2002 and net income of $2.4 million in 2001.

        The cost and gross profit realized on such contracts can vary from those expected because of changes beyond SOSA's control, including but not limited to:

  •
  unanticipated technical problems with the equipment SOSA is supplying or developing which may require that SOSA spend its own money to remedy the problem;

  •
  unanticipated changes in the costs of components, materials or labor;

  •
  unanticipated difficulties in obtaining required governmental permits or approvals;

  •
  project modifications and variation orders creating unanticipated costs;

  •
  delays caused by local weather and soil conditions;

  •
  suppliers' or subcontractors' failure to perform; and

  •
  logistics costs.

        These risks are exacerbated if the duration of the project is long-term, where it may be more likely that the circumstances upon which SOSA originally bid and developed a price will change in a manner that increases its costs. SOSA's long-term projects often subject it to penalties if it cannot complete portions of the projects in accordance with agreed-upon time limits.

        SOSA is currently the subject of an informal SEC inquiry and could be adversely affected if the inquiry results in action by the SEC. SOSA has been informed by the SEC that it is conducting an informal inquiry into its revenue recognition policies and practices with respect to claims and variation orders. The SEC has requested that SOSA voluntarily produce information and documents in response to the inquiry, and SOSA is cooperating fully with the SEC. If this inquiry becomes a formal investigation, SOSA could be harmed by negative publicity, additional costs to respond to the investigation, the diversion of management time and other negative effects. In particular, the existence of such an inquiry or investigation could adversely impact SOSA's attempts to raise additional financing by making such financing unavailable to SOSA on reasonable terms. Any adverse finding by the SEC could lead to monetary fines and other penalties and may require SOSA to restate its financial results for prior periods.

        SOSA has experienced difficulties resolving claims and variation orders, which have negatively impacted SOSA's cash flows and liquidity. Many of the delays and cost overruns with respect to SOSA's major projects, including those in the AFMED region discussed below, were the subject of claims and variation orders being negotiated with the customers. A "variation order" is a written change to the provisions of a project contract, which may be initiated by either SOSA or its customer, and "claims" are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs. Throughout fiscal year 2003, SOSA had significant difficulty resolving these claims and variation orders and collecting amounts that SOSA believed were owed to it. At the end of fiscal year 2003 and at the end of the third and second quarters of that year, SOSA recorded $0 million, $89.7 million and $83.4 million, respectively, as receivables and other current assets representing claims and variation orders that were not yet formally agreed with the customer, but which SOSA believed were probable of ultimate collection. These amounts did not include $71.3 million, $138.1 million and $65.9 million of additional claims and variation orders, respectively, at such period ends, as to which SOSA believed that there was significant doubt about its ability to reach agreement on such variation orders. The reduction in these amounts at the end of fiscal year 2003 reflects the fact that SOSA was able to achieve agreement with customers on those balances that constituted most of the amount referred to at the end of the second and third quarters of fiscal year 2003. SOSA has now agreed with its customers on all outstanding claims on its offshore gas gathering system project (the "OGGS project"), a project offshore Nigeria for Shell Petroleum Development Company of Nigeria Limited, and a project offshore Egypt executed for the Burullus Gas Company (the "Burullus project"), and related accruals were reflected in the Consolidated Financial Statements. SOSA had unresolved claim and variation order requests at November 30, 2003, amounting to approximately $71.3 million, of which $39.3 million was primarily for the following three projects, a conventional project offshore Angola for Chevron Texaco (the "Sanha Bomboco project,") a SURF project in Nigeria jointly with a local partner for Shell Petroleum Development Company of Nigeria Limited (the "Yokri project") and a SURF project offshore Nigeria for Shell Nigeria (the "Bonga project"). The $39.3 million in unresolved claim and variation order request was reduced to $37.1 million at May 31, 2004. In accordance with U.S. GAAP, SOSA has not included this amount in its revenues for 2003 because SOSA's customers have not yet agreed to pay these amounts and the recovery of this amount is not yet considered by SOSA to be probable. If SOSA continues to have difficulty resolving such claims and variation orders for other or future projects, there may be an ongoing material negative impact on its financial condition, cash flows and results of operations.

        Political or social instability in the developing countries in which SOSA operates, particularly in the AFMED region, could increase its costs and reduce its future growth opportunities. A significant portion of SOSA's business involves projects in developing or less developed countries that are experiencing or may experience political or social instability. For fiscal year 2003, approximately 51% of SOSA's operating revenue came from projects located in Angola, Nigeria, Egypt, Brazil and Indonesia. Even though it is one of the world's largest oil exporters, Nigeria, for example, has had a history of political instability and disorganized society with an internal infrastructure that is neither fully functional nor well maintained and parts of Nigeria regularly experience localized civil unrest and violence. The risk of fraud and political corruption is also increased in such areas when financial controls are not well established and enforced. Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties. For example, in 2003 SOSA's OGGS project in Nigeria has suffered disruption due to a labor strike at a subcontractor's yard and the hijacking of a chartered survey ship. Additionally, to the extent a project is delayed or becomes more costly, in a manner that SOSA cannot recover, there would be a negative impact on SOSA's financial condition, results of operations and cash flows. This, in turn, could have a negative impact on SOSA's compliance with the financial covenants contained in SOSA's credit facilities. Political or social instability could also inhibit offshore exploration or capital expenditures by

SOSA's clients. It could also result in fewer new project tenders meeting SOSA's criteria thereby reducing growth opportunities for its business.

        SOSA's business is affected by expenditures by participants in the oil and gas industry. Demand for SOSA's offshore services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that SOSA and its competitors provide. Consequently, these companies have significant market power to dictate the terms of commercial relationships with offshore service providers such as SOSA. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond SOSA's control, including:

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

        There might be delays or cancellation of projects included in SOSA's backlog. The U.S. dollar amount of SOSA's backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts which SOSA has determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although backlog represents only business that SOSA considers to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. For example, one construction project was recently cancelled due to an exploration and appraisal well being found to be dry. In this case, the customer paid SOSA's costs as incurred and a cancellation fee was negotiated, but SOSA lost its expected revenue stream. In another case, a construction project was delayed for 12 months as the customer was awaiting planning permission for a gas treatment plant. In this instance, the backlog relating to the project reflected the expected delay in revenue from 2003 to 2004 and was adjusted to include additional costs as negotiated with the customer. Due to factors outside SOSA's control, such as changes in project scope and schedule, SOSA cannot predict with certainty when or if backlog will be performed.

        SOSA may be liable to third parties for the failure of SOSA's joint venture partners to fulfill their obligations. Under some of SOSA's project agreements, SOSA may be liable on a joint and several basis to the customer for the performance of the entire contract and any non-performance by its subcontractors or partners in the project is SOSA's responsibility. If SOSA's project partner or subcontractor in such arrangement fails to fulfill its obligations, SOSA could have to carry the resultant liability toward the customer and would have to rely on SOSA's ability to obtain reimbursement from SOSA's project partner or subcontractor, for SOSA's costs, over and above the reimbursement from the customer, in carrying out such liability. If SOSA's partner or subcontractor became insolvent or ceased operations, this might not be possible. Furthermore, as discussed elsewhere herein. SNSA guarantees certain of SOSA's bonding facilities, which, if SOSA does not reimburse a drawdown on one of its bonding lines, may require SNSA reimburse the financial institution that provided the applicable bonding.

        SOSA's international operations expose it to changes in foreign regulations and other risks inherent to international business, any of which could affect its operating results. SOSA's operations in the Asia and Middle East and AFMED regions are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these regions accounted for 51%, 54% and 49% of SOSA's operating revenue in 2003, 2002 and 2001, respectively. Operations in these emerging markets present risks including:

  •
  economic instability, which could make it difficult for SOSA to anticipate future business conditions in these markets;

  •
  political instability, which could discourage investment and complicate SOSA's dealings with governments;

  •
  boycotts and embargoes that may be imposed by the international community on countries in which SOSA operates;

  •
  requirements imposed by local governments that SOSA use local suppliers or subcontractors which may not be able to perform as required;

  •
  labor unrest, particularly in Nigeria and Angola, where SOSA's large workforce is prone to strike action;

  •
  disruptions due to civil war, election outcomes, shortages of commodities, power interruptions or inflation;

  •
  the imposition of unexpected taxes or other payments on revenues in these markets;

  •
  the introduction of exchange controls and other restrictions by foreign governments; and

  •
  the imposition of regulatory requirements by local governments in an unexpected and rapid manner.

        SOSA depends on certain significant customers and long-term contracts. In 2003, Shell Exploration and Production, though various subsidiaries ("Shell") accounted for 23% of SOSA's operating revenue with Total S.A. ("Total") and Chevron Texaco Corporation accounting for a further 12% and 10%, respectively, of SOSA's operating revenue. In 2002, Shell accounted for 20% of SOSA's operating revenue, while BG Group and Total accounted for a further 10% and 9%, respectively. During 2003 and 2002, SOSA's ten largest customers accounted for 76% and 69%, respectively, of SOSA's operating revenue, and over that period six customers, including Shell, Total, Statoil, Petrobras, BP and Triton/Amerada Hess consistently numbered among SOSA's ten largest customers. Revenues from SOSA's largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. In 2003 and 2002, approximately 87% and 88%, respectively, of SOSA's revenue was derived from long-term contracts. SOSA's inability to replace significant long-term projects on similar terms or the loss of any one or more of its significant customers or a substantial decrease in demand by its significant customers could result in a substantial loss of revenues which could have a material adverse effect on SOSA.

        SOSA is exposed to substantial hazards and risks that are inherent in the industries in which it operates, which may result in loss of revenues, increased expenses, or for which the liabilities may potentially exceed its insurance coverage and contractual indemnity provisions. SOSA's operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. SOSA's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result, in SOSA being named a defendant in lawsuits asserting large claims. SOSA insures for liability arising from its operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance SOSA carries is sufficient to protect it fully in all events, all such insurance is carried at levels of coverage and deductibles that it considers financially prudent. A successful liability claim for which SOSA is underinsured or uninsured could have a material adverse effect on it.

        SOSA generally seeks to obtain indemnity agreements whenever possible from its customers requiring those customers to hold SOSA harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, SOSA's employees or subcontractors. Additionally, if SOSA suffers a loss for which it is entitled to indemnity, SOSA is dependent on its customer's ability to satisfy its indemnity obligation. If the customer cannot satisfy its obligation, SOSA could suffer losses.

Other Matters

        Our Consolidated Financial Statements for the year ended November 30, 2001 included in this Report were audited by Arthur Andersen LLP ("Arthur Andersen") which issued an audit report dated January 30, 2002 on these Consolidated Financial Statements.

        On July 24, 2002, the Board of Directors approved the audit committee's recommendation that Deloitte & Touche LLP be appointed as our independent public accountant. Arthur Andersen was terminated as our independent public accountant effective July 31, 2002. Pursuant to Luxembourg law requiring that the decision to appoint new auditors be subject to the approval of our shareholders, on October 17, 2002 at an extraordinary general meeting of shareholders, the shareholders approved the decision to appoint Deloitte & Touche LLP as our independent public accountant. Both the engagement partner and manager for our audit are no longer with Arthur Andersen and Arthur Andersen has ceased practicing before the Securities and Exchange Commission ("SEC"). As a result, we have been unable to obtain after reasonable efforts written consent of Arthur Andersen to the inclusion of its audit report in this Report.

        Under these circumstances, Rule 437a under the Securities Act of 1933, as amended (the "Securities Act"), permits us to file this Report, which is incorporated by reference into our previously filed registration statements, without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the inclusion of its audit report, investors may be limited in their ability to assert claims against Arthur Andersen under Section 11(a) of the Securities Act, for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by Arthur Andersen. Therefore, investors may be limited in their ability to recover under the federal securities laws.

Item 4. Information on the Company

        Stolt-Nielsen S.A. was incorporated in Luxembourg in 1974 as the holding company for all of the group's activities. Our registered office is located at 23, Avenue Monterey, L-2086 Luxembourg and we are registered at the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B.12.179." Our principal executive office is c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England. Our telephone number is +44(0)20-7611-8960 and our internet address is www.stolt-nielsen.com. Our agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut, U.S. 06836. The information on our website is not part of this Report.

        We have 48 offices and facilities, and employ approximately 7,100 persons worldwide as of May 31, 2004. This excludes offices and employees of SOSA which is no longer a consolidated subsidiary.

General

        Together with our subsidiaries and investments, we are engaged primarily in three businesses: transportation; offshore construction; and seafood production, farming and processing. The transportation business is conducted through SNTG and its subsidiaries; the offshore construction business is carried out through SOSA and its subsidiaries; and the seafood business is carried out through SSF and its subsidiaries. SNTG and SSF are wholly owned subsidiaries. We owned a 63.5% economic interest and a 69.2% voting interest in SOSA as of November 30, 2003. In 2004, we have reduced our economic and voting interest in SOSA to 41.7%, as of May 31, 2004 and have deconsolidated the activities of SOSA in our financial reports as we no longer have controlling interest. Additionally, SeaSupplier Ltd. ("SSL") and its subsidiaries provide a total marine service whereby it can select, purchase and arrange delivery for a ship's needs for consumables, spare parts and other services. In April 2003, we sold substantially all of the assets of Optimum Logistics Ltd. ("OLL") and its subsidiaries to Elemica, Inc. ("Elemica"), the leading chemical industry consortium. OLL provided logistics software for the chemical and other bulk materials industries.

Recent Significant Developments

        Throughout 2003 SOSA experienced significant operational and financial difficulties. These difficulties, together with operational problems at SSF, the use of SNTG's available liquidity to fund SSF and SOSA in recent years and the maturity of our loans left us, in the second half of 2003, with limited liquidity and in potential breach of the financial covenants contained in our primary financing agreements. These matters are discussed more fully in Item 5. "Operating and Financial Review and Prospects."

        Since the end of fiscal year 2003, we have taken a number of actions to address our financial difficulties, including the following:

  •
  In January 2004 we sold 7.7 million of our Common Shares for gross proceeds of $104.0 million;

  •
  In February 2004 we sold 2 million of our SOSA Common Shares for gross proceeds of $6.7 million;

  •
  In February 2004, we deconsolidated SOSA as a result of our loss of voting control. This enables us to regain compliance with the financial covenants contained in our existing financing arrangements;

  •
  In March 2004 we refinanced our existing $180 million revolving credit facility with the proceeds of a new five year $130 million revolving credit facility; and

  •
  On June 16, 2004, we settled our dispute with holders of our senior notes (the "Senior Notes").

        For additional information, please see Item 4. "Information on the Company—Recent Significant Developments" and Item 5. "Operating and Financial Review and Prospects—Strategic Outlook—Financial Management," and "—Liquidity and Capital Resources." Please also see Note 28 to the Consolidated Financial Statements included in Item 18 of this Report.

        Subsequent to the end of the fiscal year, SOSA took a number of actions to address its financial situation:

  •
  In February 2004, SOSA issued and sold 45.5 million of its Common Shares in a private placement that raised gross proceeds of $100.1 million.

  •
  On April 20, 2004, we converted a $50 million subordinated loan (the "Subordinated Note") made to SOSA into SOSA equity. On May 25, 2004, SOSA completed a subsequent equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided an approximately $215.9 million increase in SOSA's shareholders' equity before deduction of expenses.

  •
  In February 2004, SOSA entered into the New Bonding Facility, which provided SOSA with the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new business.

  •
  SOSA entered into an Intercreditor Deed that incorporated changes to and superseded the covenants and security arrangements in its Existing Credit Facility Agreements.

  •
  SOSA has disposed of certain assets and businesses as part of its divestment program as discussed further below under "Asset Dispositions."

        For additional information on these and other significant recent developments relating to SOSA, please see Item 4. "Information on the Company—Recent Significant Developments" and Item 5. "Operating and Financial Review and Prospects—Strategic Outlook—Financial Management" and
"—Liquidity and Capital Resources." Please also see Note 28 to the Consolidated Financial Statements included in Item 18 of this Report.

        On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. In March 2004, the Antitrust Division voided the Amnesty Agreement and revoked our conditional acceptance into the DOJ's Corporate Leniency Program. We intend to vigorously challenge the Antitrust Division's decision. We remain in the EC Immunity Program. Further details regarding these investigations and related legal proceedings are included in Item 3. "Key Information—Risk Factors Relating to Ongoing Legal Proceedings" and Item 8. "Financial Information—Legal Proceedings."

Business Overview

Stolt-Nielsen Transportation Group

        The transportation business is carried out through SNTG, which represented approximately 36% of our 2003 operating revenue, and approximately 51% of our total assets as of November 30, 2003.

        SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. SNTG is able to offer its customers a range of transportation and storage solutions on a worldwide basis through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

        As of May 31, 2004, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

Parcel Tanker Operations

        SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc., which was incorporated in 1959. Parcel Tankers Inc. subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. As of May 31, 2004, SNTG had a fleet of 127 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 40,000 deadweight tons ("dwt") of which 71 were over 10,000 dwt, and totaling approximately 2.2 million dwt. Of the 127 tankers, 67 ships provide intercontinental service, 25 ships provide regional service and 35 ships provide inland or river service.

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

        To facilitate handling of the diverse range of products carried by parcel tankers, the fleet is comprised of highly specialized ships. SNTG's sophisticated intercontinental parcel tankers typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than equivalently sized product tankers.

        SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These trade routes maximize utilization of ships seldom sailing without cargo.

        SNTG operates its major intercontinental services through STJS, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep-sea intercontinental market. We make the daily operating decisions of the STJS and provide such services as entering into COA with customers, making pricing decisions, directing the STJS ships' voyages, collecting receivables and paying operating expenses, all on behalf of the Joint Service. SNTG is primarily responsible for the fulfillment of the services contracted on behalf of STJS. The STJS ships are marketed by SNTG's professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. Effective December 1, 2002, Stolt-Nielsen Transportation Group BV, a company incorporated in The Netherlands and wholly owned by us, began managing the STJS. Prior to this, Stolt Tankers Inc., a Liberian corporation and a wholly owned subsidiary, had managed the STJS.

        The STJS participants include affiliates and non-affiliates of SNSA. As of May 31, 2004, this fleet was comprised of 67 parcel tankers totaling approximately 1.9 million dwt. Of these, SNTG owns 29 ships and time-charters 18 ships for participation in the STJS (including ships owned by Twelve Ships Inc. which is described in Item 5. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-Balance Sheet Arrangements").

        The STJS operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt," 50%-owned by SNTG) four ships owned by Bibby Pool Partner Limited and two ships owned by Unicorn Lines (Pty) Limited. The STJS currently has seven additional tankers on time-charter.

        Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to optimize its total results.

        SNTG also operates tankers in five regional markets, two of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Europe Service operates small tankers in European coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 35 inland tankers on the River Rhine and the adjacent Rotterdam and Antwerp waterways.

        SNTG manages all of our owned ships and employs our own seafarers. For our shipowning activities SNTG has secured International Ship Management Association ("ISMA") Quality Assurance System certification, which is an optional industry driven quality program. In addition we have

International Standards Organization ("ISO") 9002 and International Safety Management ("ISM") certifications. ISO is not industry specific and is also an optional quality standard to which SNTG shipowning complies. ISM is a regulatory requirement governed by the IMO. SNTG has a complete quality assurance system to ascertain that all of our operations are performed to the same high standard and are properly documented.

        SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG's parcel tanker customers. In some markets third-party brokers support this effort.

        SNTG's tanker operations make extensive use of information systems for estimating voyages, scheduling cargo, stowing cargo, billing customers, tracking product handling and cleaning requirements, and managing ships. These systems not only control and track the status of each cargo movement but also keep the customer informed through system-generated, estimated time of arrival notices. SNTG's Cargo STOW (Stolt Tankers Operators Workstation) system, our proprietary software used to efficiently plan the loading of our parcel tankers and to verify that the varied and often hazardous products are carried in the appropriate cargo tanks, has won a Windows World Open award for best Microsoft Windows system for distribution companies.

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

        There was an improvement in volume of container shipments in 2003. In 2003, SNTG shipped a total of 74,615 tank containers, a 12% increase from shipments of 66,330 tank containers in 2002. Shipments in 2002 reflected an increase of 11% from shipments of 59,762 tank containers in 2001. The improvement in 2003 and 2002 was attributable to increased demand in our major markets of North America, Europe and within the Pacific Rim. Increased sales and marketing initiatives led to growth in our food grade product transportation business, formed in 2002, and in growing markets such as Eastern Europe, China, the Middle East and India. As of May 31, 2004, SNTG controls a fleet of approximately 16,923 tank containers of which approximately 4,482 are owned and 12,441 that are leased or managed for customers.

        All of SNTG's tank containers are built and maintained to the standards of the IMO, the ISO, the U.S. Department of Transportation and other relevant governmental and private organizations. SNTG requires that all of its tank containers be constructed according to, and have valid certificates in accordance with, the International Convention for Safe Containers ("CSC") SNTG conducts periodic inspections in conformity with CSC and IMO testing requirements to ensure compliance with those safety and trading requirements.

        Our tank container operations require our own infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston, and the Asia Pacific region, we have established our own facilities to ensure high standards of quality, reduce costs, and increase market penetration. The facilities in Japan, China, Taiwan, and Korea are operated through joint ventures.

        The business systems of SNTG's tank container operations have received ISO 9002 certification which is a framework for quality management and quality assurance. SNTG's Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track, trace and bill for tank container movements.

Terminal Operations

        SNTG owns or has investments in five bulk liquid storage terminals. SNTG's terminals offer bulk liquid storage and handling services and are distribution centers for the transfer of products between various modes of transportation, including ships, rail, barge and tank trucks. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil ("Santos"), with a combined capacity of approximately 4.0 million barrels of liquid storage. Each of these terminals serves as a central location for the regional storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and customers as well as for third parties.

        The terminals in the U.S. include one in Braithwaite, Louisiana ("Braithwaite") and one in Houston, Texas ("Houston"). The Braithwaite terminal became operational in 2001 and was 48% complete by the end of 2001 with capacity to store 405,000 barrels of liquid at that time. The first phase of expansion was completed during the first quarter of 2002 at which time the terminal had capacity to store 849,000 barrels of product. We completed the second phase of expansion during 2003 adding 296,900 barrels of capacity and associated ship, rail and trucking facilities. The third phase of construction began in March 2004 and is expected to be complete by the end of 2004. This expansion will add 11 additional tanks with storage capacity of 280,000 barrels. During this same period since 2001, 669,000 barrels and 99,000 barrels of storage capacity have been added to the Houston and Santos terminals, respectively. By the end of 2004, a further 90,000 barrels at the Houston terminal and 13,000 barrels at the Santos terminal will have been added to available capacity.

        SNTG's terminal operations also have interests in two ventures, with a combined storage capacity of 3.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd, a joint venture with the Bolton Group in Malaysia and (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of the global storage company Koninklijke Vopak N.V. ("Vopak") pursuant to which we have preferential rights for SNTG ships to berth at two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port. This berthing arrangement saves SNTG time and, therefore, improves the efficiency of ship operations.

        The following table contains information on SNTG's terminals as of May 31, 2004:

Storage Location	% Holding	Year Acquired	Capacity (barrels)
Houston	100%	1982	2,372,300
Braithwaite	100%	2001	1,145,900
Santos	100%	1982	436,200

Sub Total			3,954,400
Joint Ventures
Westport, Malaysia	40%	1998	645,300
Ulsan, South Korea	50%	1999	3,008,000

Sub Total			3,653,300

Total			7,607,700

        SNTG currently holds the ISO 9002 certification for our terminal business systems in Houston and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and Reports. SNTG terminals will also require security certification before July 1, 2004 as required by IMO with the certification being handled by regulatory authorities in each country where the terminals are located.

        SNTG also operates a fleet of approximately 400 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

Stolt Offshore

        The offshore contracting business is carried out through Stolt Offshore S.A. (formerly named Stolt Comex Seaway S.A.) As of May 31, 2004, we hold a 41.7% economic and voting interest and now account for using the equity method. As more fully described under Item 5. "Operating and Financial Review and Prospects—Management Overview." We deconsolidated the activities of SOSA in our financial results effective the first quarter of fiscal 2004.

        SOSA is one of the largest offshore services contractors in the world in terms of revenue. SOSA designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. SOSA specializes in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

        SOSA is organized as a "Société Anonyme Holding" under the laws of Luxembourg. Its registered office is located at 26, rue Louvigny, Luxembourg, and SOSA is registered in the Companies' Registrar of Luxembourg under the number B43172. Its principal executive office is c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)19-3277-3700. Its website address is www.stoltoffshore.com. The information on its website is not part of this Report.

        A publicly traded company since May 1993, SOSA was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. ("Comex") and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor that pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed and technologically sophisticated diving support ships and unmanned, underwater remotely operated vehicles ("ROVs") to support operations in harsh deepwater environments.

        In August 1998, SOSA acquired the Houston-based Ceanic Corporation ("Ceanic"), a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition, SOSA acquired a substantial fleet of ships mostly designed for shallow water work, ROV's and other related technologies. SOSA's acquisition of Ceanic was strategically important in that it provided significant operations in the Gulf of Mexico. These operations, combined with its deepwater technology and expertise, allow SOSA to participate in the deepwater construction market in the Gulf of Mexico.

        In December 1998, SOSA acquired the ROV business of Dolphin A/S for $16.9 million. This acquisition, which included 21 ROVs mostly on long-term contracts to Norwegian oil companies, strengthened SOSA's position in the ROV drill support market in Norway.

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT Flexibles"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. SOSA owns 49.0% of NKT Flexibles and the remaining 51.0% is owned by NKT Flexibles

Holdings A/S. The total consideration for SOSA's share in the joint venture was $36 million, funded partly by cash and partly by the issuance of SOSA's Class A Shares. The Class A Shares was subsequently reclassified as SOSA Common Shares at a guaranteed value. This investment secured SOSA's supply of flexible pipeline products.

        On December 16, 1999, SOSA acquired the French offshore construction and engineering company ETPM S.A., a wholly owned subsidiary of Groupe GTM S.A. ("Groupe GTM"). Groupe GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares at a guaranteed value of $18.50 per share. ETPM had a significant market position in West Africa (now a part of our AFMED region, described below), which is now one of the fastest growing markets for our services.

        On April 30, 2000, SOSA changed its name from Stolt Comex Seaway S.A. to Stolt Offshore S.A.

        On July 18, 2001, SOSA acquired the Paris-based engineering company Ingerop Litwin S.A. from Vinci. On September 4, 2001, SOSA acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. SOSA agreed to pay a total of $16.7 million in cash for these two acquisitions, $4.3 million of which in relation to the Paragon acquisition was deferred until March 2005. The intent of these acquisitions at the time was to add conceptual design and detailed engineering skills as a stand-alone resource for SOSA. These functions will in the future be performed by engineering departments embedded within the individual regions, rather than being provided by separate subsidiary companies and will also be outsourced to third parties. These two companies have been identified for divestment and included in assets held for sale.

        SOSA commenced a restructuring of its business in the second quarter of fiscal year 2003, which continued into the third and fourth quarters. SOSA realigned its operating structure from a product line focus to a regional focus with five regions: Africa, the Mediterranean and the Caspian Sea ("AFMED"), Northern Europe and Canada ("NEC"), North America and Mexico ("NAMEX"); South America ("SAM"), and Asia and the Middle East ("AME"). Each region is headed by a vice-president, who is responsible for managing all aspects of the projects within the region, from initial tender to completion, and, under SOSA's new management structure, is accountable for profits and losses for such projects.

        As a part of its new strategic focus, SOSA has disposed of four ships and one barge (the American Eagle, the Seaway Invincible, the Seaway Rover, the Seaway Pioneer and the Annette). In addition, on February 20, 2004, SOSA and the Sonastolt joint venture sold to Oceaneering International Inc. SOSA's ROV drill support business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sociedade Nacional de Combustiveis de Angola-Sonangol U.E.E. ("Sonangol"), its joint venture partner in Angola in the Sonastolt joint venture, and transaction costs.

        SOSA sold Serimer Dasa in May 2004 and in June 2004, received gross cash proceeds of approximately $40 million. SOSA expects to complete the sale of the Paragon Litwin companies by the end of the third quarter of 2004. As of the end of SOSA's 2003 fiscal year, SOSA included its survey business in assets held for sale because it had determined to sell that business and was taking active steps to that end. SOSA decided in early June 2004, however, to keep and develop the survey business. The assets held for sale figures will be adjusted for this change in SOSA's second quarter results for 2004. SOSA is actively seeking to dispose of certain other businesses and assets that are not essential to its redefined core business, including certain ships considered surplus to its requirements. The disposal of these assets will allow SOSA to lower its cost base and improve its liquidity while maintaining the construction assets and technical capabilities that are important to the implementation of its strategy.

        SOSA provides services and products that add value for its customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, SOSA applies its technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. SOSA also procures or fabricates and installs equipment used in field development. This equipment includes the above water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables, known as umbilicals, that are used to control subsea wells. SOSA installs pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of a bonded structure, referred to as flexible pipes, depending on technical requirements, and may be narrow ("flowlines") or wide ("trunklines") depending on production volumes and pressure. During the time that a field is producing oil or gas, SOSA inspects, maintains and repairs the equipment. Once the field has been depleted and is to be abandoned, SOSA provides field decommissioning services which include the removal of offshore structures and equipment.

        SOSA is one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Its operations are managed geographically through seven offices around the world. As of November 30, 2003, SOSA employed approximately 1,650 engineering staff in project management and various engineering disciplines worldwide, including about 500 engineers assigned to projects and involved in conceptual, detailed and installation engineering. Approximately 630 of these engineers work with Paragon Litwin S.A., Paragon Engineering Services, Inc. and Paragon Italia S.r.l. (collectively, the "Paragon Companies"), which SOSA is seeking to divest. SOSA intends to reintegrate its engineering capabilities into its regional business and will retain approximately 100 of the engineers from the Paragon Companies whose expertise is most directly related to its ongoing operations.

        SOSA operates a fleet of highly specialized ships, barges and unmanned underwater ROVs, deployed in the world's major offshore oil and gas exploration regions. Its key assets include: eight construction support ships; four flowline lay ships; four survey/inspection, repair and maintenance ships; eight anchored construction and maintenance ships; one heavy lift ship (operated by Seaway Heavy Lifting Limited ("SHL"); six pipelay barges; four tugs and other ships; and 31 ROVs (after giving effect to the sale of our ROV drill support business).

        SOSA has operated in more than 70 countries worldwide and, as of November 30, 2003, was operating in 21 countries.

Service Capabilities

        SOSA classifies its service capabilities into the following areas:

  •
  Subsea construction, umbilicals, risers and flowlines ("SURF"): This comprises engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tie-back projects, which involve pipelaying, installing electrical cables and hydraulic lines used to remotely control subsea equipment ("umbilicals") and burying small diameter rigid or flexible pipeline in the seabed by a high-powered water jet or mechanical cutter to protect and insulate them ("trenching") or burying rigid subsea pipelines towed by a high-powered support tug ("ploughing"), to connect a new subsea development to an existing production facility. The installation of small lengths of flowline or umbilical for connections to structures within offshore fields ("jumpers") and short pieces of flanged pipe as connectors between previously installed pipelines or structures ("spoolpieces"), as well as hyperbaric welding (which is carried out by divers in a dry atmosphere within a submersible habitat box), are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser (which is the vertical section of a pipeline which carries oil or gas from the seabed to a surface structure) and umbilical activities of a complete field development. This capability also includes ship charters and rental of equipment and construction support ROVs. For fiscal 2003, SOSA's SURF activities accounted for approximately 40% of its revenue.

  •
  Conventional ("Conventional"): This comprises engineering and construction activities relating to above-water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms, and also include selected ship charters and equipment rental in relation to conventional activities. For fiscal 2003, SOSA's conventional activities accounted for approximately 35% of its revenue.

  •
  Inspection, maintenance and repair ("IMR"): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. SOSA conducts IMR activities both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. For fiscal 2003, SOSA IMR activities accounted for approximately 14% of its revenue.

  •
  Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing our LB200 pipelay barge. In fiscal 2003, there were no trunkline activities.

  •
  Corporate: This comprises all activities that serve more than one region, including the Paragon Companies, NKT Flexibles, SHL, Serimer Dasa (prior to its sale in May 2004) and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one region. For fiscal 2003, SOSA's corporate activities accounted for approximately 11% of its revenue.

        SOSA also provides field decommissioning services at the end of the working life of an offshore oilfield.

Stolt Sea Farm

        Our wholly owned subsidiary, Stolt Sea Farm Holdings plc, along with its subsidiaries, produces, processes, and markets a variety of high quality seafood. SSF has salmon production sites in Norway, North America, Chile and Scotland; salmon trout production sites in Norway and Chile; a tilapia production site in Canada; turbot production sites in Spain, Portugal, Norway, and France; a halibut production site in Norway; a tuna ranching operation and production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific.

        The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by us in late 1991.

        Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. We believe that the demand for farmed fish will increase in the long-term. We believe that this demand growth will be supported by a number of trends: individuals are increasingly seeking healthier products like fish, and the supply of wild catch seems to have reached peak sustainable levels. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia

Pacific region. The following table illustrates the balance of these activities by farming region and product in terms of operating revenue for the three years ended November 30, 2003:

	2003	2002	2001
	(In Millions)
Atlantic Salmon/Salmon Trout/Coho Farming and Sales:
Americas	$153.3	$139.7	$130.0
Norway	80.8	66.8	76.9
United Kingdom	21.3	17.0	15.0
Other Species Farming and Sales:
Turbot	24.6	22.4	20.8
Southern Bluefin Tuna	23.5	48.1	44.2
Halibut	1.4	1.5	1.9
Sturgeon	2.2	2.4	2.6
Tilapia	0.2	0.2	0.2
Other	(1.2)	0.4	—
Sales and Marketing in Asia Pacific	194.2	188.8	113.8
Inter-regional Elimination	(38.5)	(51.6)	(31.0)

Total Operating Revenue	$461.8	$435.7	$374.4

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

        The world's main seafood markets are Asia, North America and Europe. Traditionally, there have been several intermediaries between producers and consumers of fresh seafood. The majority of fish farmers do not have their own worldwide sales and marketing organizations, and these companies typically sell their fish to an exporter or a domestic wholesaler. The exporter and domestic wholesalers in turn sell to importers, wholesalers and distributors which, in turn will sell to food service operators and retailers (restaurants and supermarkets). We believe there is a trend in Europe, North America and Asia, with varying degrees of speed and concentration, toward a consolidation into fewer and larger vertically integrated fish farming companies selling increasing portions of their products directly to food service operators, restaurant chains and supermarket chains.

        SSF's sales and distribution methods vary from market to market, depending on the nature of the product and the structure of the market. Sales may be to wholesalers, distributors, processors, food service organizations or retailers. Most distribution is performed by third party suppliers on behalf of SSF.

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

Optimum Logistics

        We established OLL in Bermuda on December 30, 1999. OLL was an application service provider which offered chemical companies supply chain management software through an Internet web site.

        On February 28, 2001, we sold a 19% minority interest in OLL to Aspen Technology, Inc. ("Aspen"), a global provider of intelligent decision-support and e-business solutions for process industries.

        In April 2003, we sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL.

SeaSupplier

        In early 2000, we established Prime Supplier Ltd., now renamed SeaSupplier Ltd., as an application service provider which offers ship managers and ship owners a procurement system and associated consulting services to improve marine operations. The company provides an Internet website through which ship operators electronically select, purchase and arrange delivery for all of the ship's needs for consumables, spare parts and other services directly with suppliers. In addition, SSL uses proprietary supplier and commercial databases to help the customer assess their current performance and areas of opportunity.

        In May 2001, SSL acquired the business of OneSea.com Inc., through the sale of a 3% minority interest in SSL to the shareholders of OneSea.com Inc. resulting in the name change to SSL. We maintain a controlling interest of 97% ownership in SSL, which has offices in London, England; Houston, Texas; Greenwich, Connecticut and Bermuda.

        During 2001 and 2002 SSL incurred operating losses and negative operating cash flow. SSL began to generate revenue from SNTG during the second half of 2001. SSL relied on equity and debt financing from us to fund its operations. The operating expenses were largely associated with software development and employee salaries and benefits.

Financial Summary of Businesses

        The following table sets out the operating revenue, income or loss from operations and identifiable assets for each of our businesses as of the year ended November 30, 2003:

	Operating Revenue		Income (Loss) From Operations	Identifiable Assets
	($ in Millions except percentages)
SNTG:
Tankers	$762	25%	$58	$1,397	39%
Tank Containers	255	9	19	102	3
Terminals	64	2	7	311	9

Subtotal	1,081	36	84	1,810	51
SOSA	1,482	49	(380)	1,243	35
SSF	462	15	(64)	520	14
Corporate and Other	1	*	(10)	6	*

Total	$3,026	100%	$(370)	$3,579	100%

*
Represents less than 1%.

Geographic Distribution

        The following table sets out operating revenue by geographic area for our reportable segments for the periods indicated. SNTG operating revenue is allocated on the basis of the country or region in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SOSA operating revenue is primarily allocated based on the geographic distribution of its activities, along with a corporate category that includes all activities that serve more than one geographic region. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

	For the years ended November 30,
	2003	2002	2001
	($ in Millions)
Operating revenue:
SNTG:
Tankers:
United States	$237	$248	$245
South America	60	70	74
Netherlands	43	39	48
Other Europe	145	116	135
Malaysia	71	68	68
Other Asia	78	109	148
Middle East	44	35	36
Africa	54	51	40
Other	30	11	24

	762	747	818

Tank Containers:
United States	84	72	68
South America	8	9	9
France	23	22	22
Other Europe	65	63	54
Japan	15	14	12
Other Asia	50	39	38
Other	10	9	11

	255	228	214
Terminals:
United States	55	49	71
Brazil	9	9	8
	64	58	79

Total SNTG	$1,081	$1,033	$1,111

SOSA:
Asia Middle East	27	26	39
North America and Mexico	201	190	277
Northern Europe and Canada	387	336	326
Africa and Mediterranean	674	703	520
South America	56	52	50
Corporate	137	130	44

Total SOSA	$1,482	$1,437	$1,256

SSF:
United States	125	97	99
Canada	3	12	18
Chile	15	8	7
United Kingdom	18	17	19
Norway	25	14	19
Spain	18	15	14
France	8	7	10
Belgium	10	8	9
Other Europe	23	19	20
Japan	144	184	138
Singapore	25	20	8
Taiwan	12	12	9
Other Asia	36	21	3
Others	—	2	1

Total SSF	$462	$436	$374

Corporate and Other	1	2	1

Total SNSA	$3,026	$2,908	$2,742

Seasonality

        SNTG's markets can be impacted by a variety of seasonal factors including unpredictable weather patterns that can disrupt ship operations, increased consumption of oil in the Northern hemisphere in the winter months which increases activity in the clean petroleum market, and summer and holiday periods which can result in decreased market activity.

        Over the past three fiscal years, a significant portion of SOSA's revenue has been generated from work performed in West Africa, the North Sea and North America. Adverse weather conditions during the winter months in the North Sea and North America usually result in low levels of activity, although this is less apparent than in the past due to technological advances. In offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result of the seasonality of SOSA's business, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, SOSA may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, SOSA continues to incur operating expenses, but its revenues from operations are delayed or reduced.

        The growth rate of certain of SSF's species, including salmon and salmon trout, is impacted by weather conditions. Excessively cold winters will slow down fish eating patterns and thus, slow down growth rates. Warmer weather conditions may lead to algae blooms which are harmful for living marine organisms, including farmed salmon and salmon trout. The demand for our salmon products, particularly in the Northern hemisphere, is also seasonal with peak demand periods around major holidays, typically at the end of the year and the spring, and the summer grilling season. The Southern bluefin tuna business is a seasonal business with the majority of the harvest and sales typically occurring in our fiscal third quarter (June through August).

Key Supplier Relationships

        Ship bunker fuel is the most significant cost for SNTG and is subject to volatility primarily due to the fluctuating price of oil. The market for bunker fuel is competitive and we source from a number of different suppliers.

        SOSA generally does not manufacture the components used in the offshore services that it provides, but rather procures and installs equipment manufactured or fabricated by others. SOSA does fabricate structures using components and equipment it procures and this work is performed at its onshore fabrication yards located in Lobito, Angola and Warri, Nigeria. SOSA coordinates its procurement and supply activities on a regional basis with corporate management overseeing the procurement and supply function for all of its operations.

        SOSA does not believe that long-term contracts for the supply of materials or services are appropriate, as the nature of its business does not enable SOSA to guarantee certain levels of constant business and volumes with its suppliers. However, SOSA seeks every opportunity to leverage its spending on commodities and services across projects. SOSA also focuses on building strategic relationships with the companies whose products or services it sees as having the most significant influence on its business success.

        Feed for fish accounts for approximately 40% to 45% of SSF's operating cost. Fluctuations in the price could have an impact on our profitability. Our ability to pass on increases in our feed costs to our customers is dependent on the supply and demand balance for our products. Although there are a limited number of fish feed suppliers, pricing of fish feed is generally competitive. Natural limitations in the resources of the sea could potentially lead to a shortage of fish feed.

Regulation

        Our businesses are subject to international conventions and U.S. and other governmental regulations which strictly regulate various aspects of our operations. In addition, we are required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have or can readily obtain all permits, licenses and certificates necessary to conduct our operations. Some countries require that we enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. We have entered into such arrangements where necessary.

        Compliance with current health, environmental, safety and other laws and regulations is an ordinary part of our businesses. These laws change frequently and, as an ordinary part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on our financial condition or results of operations in recent years, there can be no assurance that it will not have such an impact in the future. Moreover, although it is our objective to maintain compliance with all such laws and regulations applicable to us, there can be no assurance that we will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

        Based on both international and U.S. security initiatives prompted by terrorist activities, we have implemented security measures in accordance with the U.S. Homeland Security Act of 2002. Security actions taken involve the development of security assessments and implementation of plans for SNTG's operations.

Stolt-Nielsen Transportation Group

        SNTG is subject to the international and national conventions and regulations which cover ocean shipping generally and the transport and storage of chemicals and oil in bulk specifically. The major international conventions applicable to SNTG's operations include the International Convention for the Safety of Life at Sea ("SOLAS"); the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978, as amended; the International Convention on the Standards of Training, Certification and Watchkeeping of Seafarers; the Convention on Civil Liability for Oil Pollution Damage; the ISM Code; and the relevant amendments to Chapter XI of the SOLAS known as the International Ship and Port Facility Security Code ("ISPS Code"). Applicable national regulations for SNTG's operations in U.S. waters include the Port and Tanker Safety Act, the Hazardous Materials Transportation Act, the Homeland Security Act of 2002, the Clean Air Act, the Clean Water Act, OPA '90, CERCLA and the U.S. Maritime Transportation Security Act 2002 ("MTSA").

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

        In addition to many of the regulations governing the parcel tanker operations, SNTG's tank container operations are subject to: the International Convention for Safe Containers, which establishes guidelines for the construction of tank containers; the International Maritime Dangerous Goods Code, which regulates the construction and periodic testing of equipment used to transport hazardous packaged liquids; and regulations of other comparable national authorities regarding the use of containers on rail cars and the transport of hazardous materials by rail or road. SNTG's tank container depot in the U.S. is subject to the Occupational Safety and Health Act regulating the working conditions at such facility. Depots located outside of the U.S. are governed by the comparable national and governmental agencies. In addition, SNTG's tank container operations also comply with rules and regulations of the U.S. Federal Maritime Commission with respect to non-ship operating common carriers.

        Additional regulations specific to SNTG's terminal operations in the U.S. are the Resource Conservation and Recovery Act regulating the reporting, record keeping, and handling of hazardous waste and the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        OPA '90 sets out various requirements applicable to shipowners and ship operators in U.S. waters including, among other things, standards and requirements covering the construction of ships carrying oil and oil products (as defined in the OPA '90,) stringent financial responsibility requirements and expanded contingency planning requirements. OPA '90 also increases shipowners' and ship operators' potential liability for damages and cleanup and removal costs for pollution accidents in U.S. waters. Ship and facility owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and cleanup costs and other damages arising from oil spills from their ships or facilities. These other damages are defined broadly to include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss to a government entity of taxes, royalties, rents, fees, and other lost revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and (vi) loss of subsistence use of natural resources.

        With limited exceptions, OPA '90 requires that all ships ordered after June 30, 1990, or delivered after January 1, 1994, must be built with double hulls to be allowed to call at U.S. ports. There is a timetable for retrofitting existing ships with double hulls or taking them out of service, depending upon the year the ship was built, its gross tonnage, and whether the ship already has a double bottom or double sides. Double bottom ships greater than 5,000 tons and delivered in 1975 or later may operate without retrofitting the ship with a double hull until the ship reaches age 30 or 2015, whichever comes first. To operate in U.S. waters after 2015, ships must have both a double bottom and double sides.

        Double bottom installation has become standard on most parcel tankers and chemical tankers since regulations of the IMO relating to the carriage of hazardous products in bulk became effective in January 1, 1995. All of SNTG's parcel tankers already have double bottoms. It is SNTG's intention that all tankers ordered in the future will comply with the double hull requirements identified above.

        The liability provisions of OPA '90 are applicable to "oil" as defined in OPA '90. For this purpose, "oil" means oil of any kind or in any form, including, but not limited to, petroleum, fuel oil, sludge, oil refuse, and oil mixed with wastes other than dredged spoil, but does not include any substance which is specifically listed or designated as a "hazardous substance" under CERCLA. Some of the chemicals carried on SNTG's ships are covered by the provisions of CERCLA. SNTG's ships frequently carry some parcel cargoes of lubricating oils and additives and the ships' engines are powered by fuel oil. In addition, cargoes of "clean petroleum products," which are generally covered by the provisions of OPA '90, are occasionally carried on SNTG's ships. Animal fat and vegetable oils as well as other non-petroleum oils are included within the OPA '90 definition of "oil."

        In compliance with OPA '90 requirements, SNTG has obtained Certificates of Financial Responsibility for all of our ships which call on U.S. ports.

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

        OPA '90 also sets out contingency plan requirements with respect to cleanup and removal of the substances covered by its provisions. OPA '90 also requires expenditure to meet specific response standards for equipment to be kept on board ships. The contingency plan requirements also apply to marine transportation-related facilities, including U.S. Coast Guard-regulated onshore oil terminals, tank trucks, and railroad tank cars.

        OPA '90 has made liability insurance more expensive for shipowners and ship operators and has also caused insurers to consider reducing available liability coverage, although this has not yet occurred. See "Insurance" in this Item 4.

International Ship and Port Facility Security Code and U.S. Maritime Transportation Security Act of 2002

        A variety of legislative initiatives have been enacted to increase maritime security worldwide in response to the September 11, 2001 terrorist attacks. The MTSA and its implementing regulations require certain security measures aboard ships operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created the ISPS Code, a new chapter dealing with maritime security, or the ISPS Code. The ISPS Code imposes various security obligations on vessels and port facilities, including on board installation of automated information systems ("AIS") to enhance communications; on board installation of ship security alert systems; approval of ship security plans; and compliance with flag state security certification requirements of the country under which the ship is flagged. Both the ISPS Code and MTSA come into effect on July 1, 2004.

        Our ships and terminal will need security certification before July 1, 2004. Flag state administrators are responsible for issuing ISPS Certificates for ships and the relevant authorities have corresponding responsibility for certifying ISPS compliance for port and terminal facilities. The U.S. authority responsible for implementation is the U.S. Coast Guard. We expect that the cost of obtaining ISPS/MTSA compliance for our fleet will be approximately $2 million. This includes both technical installations and training. The security implementation requirement also applies to ports and terminal facilities worldwide. We have made the required changes to our ships and submitted the necessary documents for certification. We expect that all of our ships will be certified before the deadline. Certain changes are still being implemented for terminals. We expect however, that our terminals will have filed for certification before the deadline. Further, it is possible that many ports and terminal facilities, including some to which we typically call, will not receive their certification in a timely manner. It is also possible that some of our terminals will not have received the required certifications before the deadline. It is possible that many other ports and terminal facilities, including some to which we typically call, as well as some ships among the world's fleet will not receive their certification in a timely manner. If one of our ships is coming from a port or terminal that has not been certified this could cause delay at certified ports or terminals, which could result in loss of revenues. It is also possible that if our terminals are not certified, they will be avoided by customers requiring storage facilities. It remains uncertain how the different administrations worldwide and in particular in the U.S. will handle this situation. We are seeking the inclusion of clauses in spot contracts, COA and terminal storage contracts to mitigate our risk and share the exposure with our customers with respect to added costs and delays where neither SNTG nor its customer is at fault, including instances where previously called ports and terminals do not receive the necessary certification by July 1, 2004.

Stolt Offshore

General

        SOSA's business is subject to international conventions and governmental regulations that strictly regulate various aspects of its operations. The maritime laws and the environmental, health and safety regulations of the jurisdictions in which SOSA operates govern its operations in these areas. SOSA's Management System, which describes all its business processes, is designed to meet best practice and covers all legislative requirements in the regions in which SOSA operates. SOSA closely follows the guidelines set by the International Marine Contractor Association.

        SOSA's operations in the United Kingdom ("UK") are subject to a variety of employee and EU safety laws. The Health and Safety at Work Act of 1974, and regulations made thereunder, mandate general requirements for safe workplaces for all employees. Similar regulations apply in other countries in which SOSA operates.

        In the U.S., SOSA is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate ship accidents and recommend improved safety standards. The U.S. Customs Service is authorized to inspect ships at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the U.S. is regulated by the Minerals Management Service. SOSA's U.S. operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees and protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972 and OPA '90.

        The IMO has made the regulations of the ISM Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and ship or barge certifications. SOSA believes that it is in compliance with these standards to the extent they are applicable to its operations.

        Compliance with current health, environmental, safety and other laws and regulations is a normal part of SOSA's business. These laws change frequently and, as a normal part of its business, SOSA incurs costs to maintain compliance with such laws. Although these costs have not had a material impact on its financial condition or results of operations in recent years, there can be no assurance that they will not have such an impact in the future. Moreover, although it is SOSA's objective to maintain compliance with all such laws and regulations applicable to it, there can be no assurance that SOSA will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

        In addition, SOSA is required by various governmental and other regulatory agencies, including the agencies referred to above, to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kind of permits, licenses and certificates required in SOSA's operations depends upon a number of factors but are normally of a type required of all operators in a given jurisdiction. SOSA believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that SOSA enter into joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

        SOSA's operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect SOSA's operations and those of its customers.

        SOSA conducts business in certain countries known to experience governmental corruption. Although SOSA is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that its employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against SOSA or its subsidiaries and could damage its reputation and, therefore, its ability to do business.

Inspection by a Classification Society and Drydocking

        The hull and machinery of most of SOSA's ships must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of SOSA's ships are not required to be classed, but do comply with applicable regulations.

        Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, SOSA drydocks its classed ships every second year during the winter off-season. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of our major classed ships currently meet that condition.

        SOSA's U.S. flagged ships that are U.S. Coast Guard inspected but not classed are drydocked twice during each five-year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. SOSA's U.S. flagged load line ships are drydocked according to the same schedule for condition surveys as required by the respective national load line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

Stolt Sea Farm

        SSF is subject to the laws and regulations of the individual countries, including Norway, the UK, Canada, the U.S., Chile, Spain, Portugal, France, Belgium and Australia, in which its operations are situated, which strictly regulate various aspects of its operations. The hatcheries, the on growing sites, and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF's products in various markets around the world.

        In 1996, to avoid sanctions against Norwegian fish farmers by the EU, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the growth in supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. The EU market is the most significant market for Norwegian producers. To avoid further threats of duties against Norwegian salmon, in July 1997 the Norwegian government reached an agreement with the EU (the "EU Agreement") for a five-year period to regulate supplies of Norwegian salmon into the EU market. The EU Agreement expired in 2003, and no regulation imposed by the EU on export to the EU market of Norwegian farmed salmon, exists as of today. The Norwegian government still maintains the feed quota and production regulations introduced in 1996. The regulations have had an adverse effect on the cost structure of the Norwegian producers including SSF, by limiting the capacity utilization of Norwegian fish farmers. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. When the EU Agreement terminated in May 2003, salmon prices in Europe dropped significantly, as the Norwegian producers increased production in an attempt to regain European market share. By the end of 2003, prices began to recover and prices have continued to increase in 2004.

        The Norwegian government has since proposed new rules for regulating the aquaculture industry, which would replace the existing feed quota and production regulations that are currently in effect, with new biomass regulations. In addition, the EU from time to time considers proposals that could have a negative impact on the Norwegian aquaculture industry and SSF's Norwegian operations.

        Eicosal, a company SSF acquired in 2001, and the Chilean salmon farming industry have previously been subject to an anti-dumping review by the U.S. Department of Commerce ("DOC") based on a complaint by certain U.S. salmon farmers. In April 2003 a request was made to the DOC from the major U.S. farmed salmon producers for a "changed circumstances" review of the duty, on the basis that they have no interest in the continuance of the review. In July 2003, the DOC decided to rescind the anti-dumping review.

Competition

Stolt-Nielsen Transportation Group

        Price is a primary factor in determining which supplier of transportation services is awarded a contract. Additional factors include, among others, relationships with existing customers, the quality of service, availability of service - including sufficient frequency of ships, technical capabilities of ships, the degree of customized service required, the ability to assure sufficient capacity despite fluctuating contract demand, and whether the customer wishes to have integrated door-to-door service through a combination of tankers, container and terminal service. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional, which depend on the routes and ships employed. Major competitors include Odfjell, Jo Tankers and Tokyo Marine. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. Major competitors include Hoyer-Odfjell and VOTG. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines, which operate tank containers. SNTG's terminal operations compete with other international terminal networks as well as local independent terminal companies, with geographic location being a key competitive factor. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled.

Stolt Offshore

        The offshore contracting business is highly competitive. Consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although SOSA believes that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. SOSA's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, SOSA may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

        SOSA believes that it is one of only four companies, including Saipem, Technip, and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market is limited to five main competitors, Technip, Subsea 7, Saipem, Heerema and McDermott International, Inc. SOSA faces intense competition from these offshore contractors, most of whom have significantly greater financial resources than it has. In North America, J. Ray McDermott International, Inc., Global Industries Inc., Cal Dive International, Torch Offshore Inc. and Horizon Offshore Contractors Inc. also provide similar services to those that SOSA provides. Additionally, these services are provided by J. Ray McDermott International, Inc. in the Asia Pacific and the Middle East and by Global Industries Inc. in the Asia Pacific and West Africa. However, SOSA believes that these companies are not capable of operating in all the major oil and gas producing regions worldwide. SOSA also competes with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. SOSA also faces competition from smaller regional competitors and less integrated providers of offshore services.

Stolt Sea Farm

        SSF competes with other producers of farmed seafood and with suppliers of wild catch and other species of fish. SSF's major competitors include Marine Harvest, Pan Fish, Fjord Seafood, Aqua Chile, Leroy and Mainstream. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian and Scottish Atlantic salmon activities compete primarily with other Norwegian, UK, Irish and Faeroese producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, SSF competes with importers and producers of farmed and wild fish. The turbot production in Spain, Portugal and France competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot.

        Of the main competitors in the industry, SSF is one of three currently with a presence in all four of the major salmon farming regions (Norway, Chile, Canada/U.S. and the UK.) Two other major competitors farm in three of the four major regions. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming species other than salmon. SSF has also been developing a concept of sales of higher value added products deeper into the market, through processing and sales units situated in the U.S. market, known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001. In Europe, SSF acquired a smokery in Belgium in 2000, which we upgraded and expanded into a seafood center in 2003.

Insurance

        We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet of SNTG and SOSA is currently covered by hull and machinery insurance in the aggregate amount of $3.71 billion. This covers the value of the ships themselves and related equipment. Marine liabilities, such as loss of life and injury, collisions, pollution and liability arising from the carriage of cargo, which may be incurred through the operation of SNTG's and SOSA's ships, are insured under marine protection and indemnity insurance policies. The policies have a limit of approximately $4.25 billion per incident except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities, such as liability for third party injury and property damage not arising from ship operations are insured up to $200 million per event. We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate. It is possible, however, that we could incur liabilities in excess of our insurance coverage.

        For additional information on our captive insurance subsidiary, Marlowe Insurance Ltd., please see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Captive Insurance Company."

Significant Subsidiaries

        As of May 31, 2004, our significant subsidiaries are as follows:

Name of Company	Country of Incorporation	% Shareholding
Stolt-Nielsen Transportation Group Ltd.	Liberia	100
Stolt-Nielsen Transportation Group Ltd.	Bermuda	100
Stolt-Nielsen Transportation Group Inc.	U.S.	100
Stolt-Nielsen Transportation Group B.V.	Netherlands	100
Stolt-Nielsen Investment N.V.	Netherlands Antilles	100
Stolt-Nielsen Holdings B.V.	Netherlands	100
Stolt Sea Farm Holdings plc	England	100
Stolt Sea Farm Holdings B.V.	Netherlands	100
Stolt Sea Farm A/S	Norway	100
Stolt Sea Farm Inc.	Canada	100

*
The above list excludes SOSA and its subsidiaries, which were no longer consolidated and were accounted for using the equity method as of February 19, 2004. SOSA was a consolidated subsidiary as of November 30, 2003.

Research and Development; Patents and Licenses

Stolt-Nielsen Transportation Group

        SNTG does not have significant expenditures for research and development.

Stolt Offshore

        SOSA holds a number of patents, trademarks, software and other intellectual property to support its engineering and operational activities. It has 102 patents in force in 45 countries, and SOSA currently has a portfolio of 145 additional developments under patent application. A limited number of its patents are held in common with other industrial partners. SOSA also conducts some of its operations under licensing agreements allowing it to make use of specific techniques or equipment patented by third parties. However, SOSA does not consider that any one patent or technology represents a significant percentage of its operating revenue. SOSA has recently settled a dispute with a competitor who claimed damages for infringement of a patented technology.

        SOSA's research and development programs have concentrated both on the requirements of its customers, who are constantly seeking to develop oil and gas reserves in deeper waters, and increasing the efficiency of its offshore equipment and operations. SOSA has research and development programs aimed at developing new and extending existing technology for the installation, repair and maintenance of offshore structures, particularly in ultra deep water (beyond 1,500 meters). Recent successes include the riser bundle tower system, which was designed, built, and installed in 1,400 meters of water for the Girassol project, which was a SURF project offshore Angola for a consortium led by Total Angola, and the Modular Advanced Tie-In System Equipment ("MATIS") which can install standard flanges remotely in water depths down to 3,000 meters. SOSA's research and development activities are typically carried out internally using both dedicated research personnel and as part of specific projects. Where appropriate, external research and development is performed either through strategic technological alliances or joint industry collaborative projects. SOSA's expenditures on its sponsored research and development were approximately $1 million in each of fiscal years 2003, 2002 and 2001.

Stolt Sea Farm

        Expenditures in research and development include: disease control, breeding programs, and development of new farmed species such as cod, tilapia and sole. SSF does not have significant expenditures for research and development.

Property, Plant and Equipment

Stolt-Nielsen Transportation Group

        The following table describes the parcel tankers that are operated by SNTG, both within and outside STJS. It also includes ships that are leased or time-chartered. See the notes to the table below pertaining to ownership and registry.

Parcel Tankers Operated by Stolt Tankers Joint Service
as of May 31, 2004

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT INNOVATION CLASS
Stolt Capability	1998	37,000	NYK Stolt	Liberian
Stolt Efficiency	1998	37,000	SNTG BV(1)	Cayman
Stolt Inspiration	1997	37,000	SNTG BV(1)	Cayman
Stolt Creativity	1997	37,000	SNTG BV(1)	Cayman
Stolt Invention	1997	37,000	NYK Stolt	Liberian
Stolt Confidence	1996	37,000	SNTG BV(1)	Cayman
Stolt Innovation	1996	37,000	SNTG BV (1)	Cayman
Stolt Concept	1999	37,000	SNTG BV (1)	Cayman
Stolt Effort	1999	37,000	SNTG BV(1)	Cayman
STOLT ACHIEVEMENT CLASS
Stolt Achievement	1999	37,000	SNTG BV(1)	Cayman
Stolt Perseverance	2001	37,000	SNTG BV(1)	Cayman
STOLT HELLULAND CLASS
Stolt Vinland	1992	29,999	SNTG BV(1)	Cayman
Stolt Vestland	1992	29,999	SNTG BV(1)	Cayman
Stolt Helluland	1991	29,999	SNTG BV(1)	Cayman
Stolt Markland	1991	29,999	SNTG BV(1)	Cayman
STOLT SAPPHIRE CLASS
Stolt Jade	1986	38,746	SNTG BV(1)	Cayman
Stolt Aquamarine	1986	38,746	SNTG BV(1)	Cayman
Stolt Topaz	1986	38,720	SNTG BV(1)	Cayman
Stolt Emerald	1986	38,720	SNTG BV(1)	Cayman
Stolt Sapphire	1986	38,746	NYK Stolt	Liberian
STOLT FALCON CLASS
Stolt Eagle	1980	37,082	TSI(1)	Liberian
Stolt Condor	1979	37,200	TSI(1)	Liberian
Stolt Heron	1979	37,075	TSI(1)	Liberian
Stolt Hawk	1978	37,080	TSI(1)	Liberian
Stolt Osprey	1978	37,080	TSI(1)	Liberian
Stolt Falcon	1978	37,200	TSI(1)	Liberian
STOLT PRIDE CLASS
Stolt Excellence	1979	32,093	TSI(1)	Liberian
Stolt Loyalty	1978	32,091	TSI(1)	Liberian
Stolt Tenacity	1978	32,093	TSI(1)	Liberian
Stolt Integrity	1977	32,057	TSI(1)	Liberian
Stolt Sincerity	1976	31,942	TSI(1)	Liberian
Stolt Pride	1976	31,942	TSI(1)	Liberian
STOLT AVANCE CLASS
Stolt Avenir	1978	23,275	SNTG BV(2)	Liberian
Stolt Avance	1977	23,648	SNTG BV(2)	Liberian

STOLT SEA CLASS
Stolt Sea	1999	22,500	SNTG BV(1)	Cayman
Stolt Sun	2000	22,210	SNTG BV(1)	Cayman
Stolt Span	1999	22,460	NYK Stolt	Liberian
Stolt Surf	2000	22,460	SNTG BV(1)	Cayman
Stolt Stream	2000	22,917	SNTG BV(1)	Cayman
Stolt Spray	2000	22,460	SNTG BV(1)	Cayman
SUPERFLEX CLASS
Stolt Guardian	1983	39,726	SNTG BV(2)	Liberian
Hyde Park	1982	39,015	T/C by SNTG BV	Liberian
Stolt Protector	1983	39,782	SNTG BV(2)	Liberian
Kenwood Park	1982	39,015	T/C by SNTG BV	Liberian
Montana Blue	1991	40,153	B/B by SNTG BV	Liberian
Montana Star	1992	40,160	B/B by SNTG BV	Liberian
Montana Sun	1994	40,160	B/B by SNTG BV	Liberian
STOLT ASPIRATION CLASS
Stolt Aspiration	1987	12,219	NYK Stolt	Liberian
Stolt Alliance	1985	12,674	NYK Stolt	Hong Kong
Stolt Taurus	1985	12,749	SNTG BV(2)	Liberian
Stolt Titan	1985	12,691	SNTG BV(1)	Liberian
Stolt Durham	1995	12,458	Bibby	Cayman
Stolt Devon	1985	12,721	Bibby	Panamanian
Stolt Accord	1982	12,467	NYK Stolt	Liberian
TRIUMPH CLASS
Stolt Kent	1998	19,300	Bibby	Isle of Man
Stolt Dorset	1997	19,299	Bibby	Panamanian
NTOMBI CLASS
Stolt Ntaba	1991	13,946	Unicorn	Panamanian
Stolt Ntombi	1990	13,947	Unicorn	Panamanian
OTHER PARCEL TANKERS
Stolt Hikawa	1992	8,080	SNTG BV(1)	Cayman
Stolt Nanami	2003	19,500	T/C by STJS	Panamanian
Valerie	2003	19,981	T/C by STJS	Gibraltar
Stolt Valor	2003	25,000	T/C by SNTG BV	Hong Kong
Dawn	1995	11,668	T/C by STJS	Marshall Islands
Jo Lind	1982	33,386	T/C by STJS	Norwegian
Altair	1999	19,990	T/C by STJS	Liberian
Arcturus	2000	19,990	T/C by STJS	Liberian
Mont Blanc	1981	39,702	T/C by STJS	Liberian

TOTAL IN STJS (67 ships)		1,947,318

Parcel Tankers Outside the Stolt Tankers Joint Service
Operated and/or Controlled by Stolt Affiliates
as of May 31, 2004

	YEAR BUILT	DWT (Metric Tons)	Ownership	Registry
STOLT-NIELSEN INTER-EUROPE SERVICE
Stolt Shearwater	1998	5,498	DRF	Cayman
Stolt Kittiwake	1993	4,729	SNTG BV(1)	Cayman
Stolt Guillemot	1993	4,709	SNTG BV(1)	Cayman
Stolt Cormorant	1999	5,498	DRF	Cayman
Stolt Kestrel	1992	5,758	SNTG BV(1)	Cayman
Stolt Petrel	1992	4,794	SNTG BV(1)	Cayman
Stolt Tern	1991	4,794	SNTG BV(1)	Cayman
Stolt Dipper	1992	4,794	SNTG BV(1)	Cayman
Stolt Kite	1992	4,794	SNTG BV(1)	Cayman
Stolt Puffin	1993	5,758	SNTG BV(1)	Cayman
Stolt Fulmar	2000	5,498	DRF	Cayman
Stolt Egret	1992	5,758	SNTG BV(1)	Cayman
STOLT-NIELSEN INTER-ASIA SERVICE
Stolt Avocet	1992	5,758	SNTG BV(1)	Cayman
Akane	1998	3,989	T/C by SNTG BV	Panamanian
Stolt Distributor	2002	3,992	T/C by SNTG BV	Panamanian
STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen	1998	11,537	NSSH	Liberian
Stolt Botan	1998	11,553	NSSH	Liberian
Stolt Kikyo	1998	11,545	NSSH	Liberian
Stolt Azami	1997	11,564	NSSH	Liberian
Stolt Ayame	1991	9,070	NSSH	Hong Kong
Stolt Azalea	1988	7,582	NSSH	Liberian
Stolt Lily	1988	7,593	NSSH	Liberian
Cristal	1996	10,314	T/C by NSSH	Bahamas
Stolt Orchid	2003	8,811	T/C by NSSH	Panamanian
STOLT NYK AUSTRALIA PTY LTD
Stolt Australia	1986	9,940	SNAPL	Australian

STOLT-NIELSEN INLAND TANKER SERVICE
Alliantie	1999	1,600	T/C by SNTG BV	Dutch
Pax Montana	1998	2,408	T/C by SNTG BV	Dutch
Stolt Emden	1980/1998	1,388	SNTG BV	German
Stolt Madrid	1994	1,560	SNTG BV	Dutch
Stolt Oslo	1994	1,556	SNTG BV	Dutch
Stolt Prag	1994	1,202	SNTG BV	Dutch
Stolt Waal	1993	2,095	SNTG BV(2)	Dutch
Stolt Somtrans	1993	2,408	T/C by SNTG BV	Belgian
Columbia	1993	1,605	T/C by SNTG BV	Dutch
Stolt Rom	1993	2,156	SNTG BV	Dutch
Stolt Wien	1993	2,157	SNTG BV	Dutch
Stolt Mosel	1992	2,133	SNTG BV(2)	Dutch
Stolt Main	1992	2,124	SNTG BV(2)	Dutch
Stolt Neckar	1992	2,095	SNTG BV(2)	Dutch
Stolt Maas	1992	2,096	SNTG BV(2)	Dutch
Challenger	1992	1,605	T/C by SNTG BV	Dutch
Oranje Nassau	1992	2,408	T/C by SNTG BV	Dutch
Stolt Basel	1992	2,404	SNTG BV	Dutch
Stolt Lausanne	1992	2,359	SNTG BV	Dutch
Stolt Tolerantie	1999	1,500	T/C by SNTG BV	Dutch
Enterprise	1991	1,608	T/C by SNTG BV	Dutch
Turbulentie	1986/1990	1,777	T/C by SNTG BV	Dutch
Stolt Koeln	1989	1,701	SNTG BV	German
Stolt Berlin	1987	3,199	SNTG BV	Dutch
Stolt London	1985	1,335	SNTG BV	Dutch
Stolt Hoechst	1980	1,366	SNTG BV	Dutch
Thystaad	2000	2,500	T/C by SNTG BV	Belgian
Tim	2000	2,452	T/C by SNTG BV	Dutch
Pegasus	1999	2,494	T/C by SNTG BV	Belgian
Stolt Merlux	2002	2,001	T/C by SNTG BV	Dutch
Stolt Texas	2002	3,198	T/C by SNTG BV	Dutch
Werverwind	1988/2003	1,689	T/C by SNTG BV	Dutch
Stolt Hamburg	1992	1,283	SNTG BV	Dutch
Stesa/Stolt Antwerpen	1984	1,600	T/C by SNTG BV	Dutch
Stolt Variante	2003	2,000	T/C by SNTG BV	Dutch
Total Outside STJS (60 ships)		244,692

GRAND TOTAL (127 ships)		2,192,010

(1)
These parcel tankers are subject to ship mortgages related to certain of our debt. The total net book value of mortgaged SNTG ships and terminals was $1.2 billion as of May 31, 2004.

(2)
These parcel tankers secure our obligations under our guarantees of SOSA's bonding facilities. Their net book value was $44 million as of May 31, 2004.

        Notes:

  "SNTG BV" means Stolt-Nielsen Transportation Group B.V.

  "NYK Stolt" means NYK Stolt Tankers, S.A., which is 50% owned by us.

  "B/B" means bareboat chartered which is the hire of a ship without crew for a certain period of time.

  "T/C" means Time-Chartered which is where a ship is hired for a certain period of time and the hire includes the crew and technical management of the ship.

  "Bibby" means Bibby Pool Partner Limited.

  "Unicorn" means Unicorn Lines (Pty) Limited.

  "TSI" means Twelve Ships Inc.

  "DRF" means DS-Rendite-Fonds Nr. 99 CFS GmbH & Co. Produktentanker KG, to which three ships were sold and leased back to us.

Stolt Offshore

        SOSA operates a fleet of highly specialized ships, barges and ROVs, deployed in the world's major offshore oil and gas exploration regions. SOSA owns or charters a fleet consisting of eight construction support ships, four flowline lay ships, four survey/inspection, repair and maintenance ships, eight anchored construction and maintenance ships, one heavy lift ship (operated by SHL), six pipelay barges, four tugs and other ships, 31 ROVs (after giving effect to the sale of our ROV drill support business.) As of February 19, 2004, SOSA was accounted for using the equity method for SNSA financial reporting purposes and as such the list of SOSA assets and other properties has not been included in this Report.

Other Properties

        In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG:

	Owned	Leased	Debt Outstanding (as of 5/31/04)
	(acres)		(in thousands)
Houston bulk liquid storage terminal	246	—	$73,600
Braithwaite bulk liquid storage terminal	118	—	—
Santos bulk liquid storage terminal	28	—	—
Singapore tank container depot	—	4	—
Rotterdam pier	—	3	—

Capital Expenditures

        Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three-year period.

	2003	2002	2001
	(In millions)
SNTG:
Tankers	$10.5	$16.9	$43.3
Tank Containers	2.5	3.1	8.5
Terminals	24.1	18.8	58.2

Total Stolt-Nielsen Transportation Group	37.1	38.8	110.0
SOSA	21.9	54.6	62.9
SSF	29.1	29.2	25.6
Corporate and Other	—	—	4.4

Total SNSA	$88.1	$122.6	$202.9

        The cash costs of acquisition of subsidiaries, net of cash acquired, amounted to $2 million (primarily for SSF), and $81 million (primarily for SSF) in 2002 and 2001, respectively. These amounts exclude non-cash costs for acquisitions of $9 million in 2001.

        Projected capital asset expenditures for 2004 amount to approximately $140 million, comprised of $61 million for SNTG, $28 million for SSF and $51 million for SOSA. As of April 30, 2004, we had spent approximately $13 million, comprised of $8 million for SNTG, relating mainly to parcel tanker life extension, dockings, terminal expansions and the remanufacture of tank containers, and $5 million for SSF, relating mainly to a variety of capacity and maintenance projects, including net and cage replacements. The largest project for SNTG in 2004 is the expansion of the Braithwaite terminal on which approximately $1 million has been spent as of April 30, 2004 and approximately $19 million is expected to be spent during the remainder of 2004. We anticipate that the expansion will be completed in the fourth quarter of 2004, and will increase capacity at the terminal by 280,000 barrels. The project is being funded by cash from operations.

        SSF commenced construction of the Cape Vilano turbot plant in Spain in 2002. The new plant will add capacity ultimately to harvest 1,000 metric tons of turbot per year. Turbot has provided SSF with consistently good operating margins and returns on capital in the last five years. The net cost of the project after regulatory grants is projected to be approximately $8.5 million, with approximately $1.5 million spent as of April 30, 2004. Construction is expected to be completed in 2004 and the first harvests are expected in 2005. Refer to Item 4. "Information on SNSA—Business Overview" for further discussion.

Asset Dispositions

Proceeds from Asset Sales

        In 2003, proceeds from sale of assets were $102.7 million, principally $55.8 million from the sale of parcel tankers, $16.5 million from sale of investments in Vopak and Univar N.V. ("Univar"), $25.8 million from the sale of tuna quota rights at SSF, $0.3 million from the sale of OLL, and $4.6 million for other SOSA assets, including the sale of two ships and the sale of subsea services assets. In 2002, proceeds from sale of assets were $158 million, including $98 million for 12 chemical parcel tankers subsequently leased back; $30 million for tank containers also subsequently leased back, $24 million for SOSA, comprised of approximately $18 million received for the sale of Big Inch Marine Systems, Inc., and $3 million received from the sale of ROVs, and the remaining $3 million received for a variety of subsea asset sales; and $6 million for various SNTG assets, including the sale of two ships and the scrapping of two ships. In 2001, proceeds from the sale of assets were $77 million, including $70 million for the sale of tank storage terminals in Perth Amboy and Chicago and $6 million for SOSA, comprised mainly of general contracting assets.

Assets Held for Sale

        As a part of SOSA's new strategic focus, SOSA is actively seeking to dispose of certain other assets that are not essential to its redefined core business. As at November 30, 2003, the following assets are classified as "Held for sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets."

ROV drill-support

        This business involves around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and is operated from bases in West Africa, South America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million being recorded in the first quarter of fiscal year 2004.

Serimer Dasa

        This is a wholly-owned specialized surface welding services and surface welding equipment manufacturing company with its head office near Paris, France and a sales office in Texas, U.S. On June 3, 2004, SOSA announced that it had closed the sale of its automatic pipeline welding services business, Serimer Dasa, to an investment fund led by Lime Rock Partners. The sale raised approximately $40 million before transaction costs.

Paragon Companies

        The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia s.r.l. SOSA expects to complete the sale of all the Paragon Companies by the end of the third fiscal quarter. Certain of the engineering services they have provided will be re-integrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from the Paragon Companies.

Survey Business

        This business consists of two owned ships (Seaway Legend and Elang Laut), one ship on charter (Seaway Petrel), marine equipment, spare parts and additional equipment, including five survey ROVs. At November 30, 2003, the assets of the Survey Business were included in assets held for sale. In early June 2004, SOSA decided to keep and develop the Survey Business. The assets held for sale figures will be adjusted for this change in the second quarter results for 2004.

Assets in the Lobito Yard, Angola

        A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a non-consolidated equity investee of SOSA, was under negotiation for sale to Sonamet at November 30, 2003. The sale was completed in the first quarter of fiscal year 2004. Net proceeds were $ 5.4 million, with no gain or loss. An impairment charge of $5.1 million was recorded against these assets during fiscal year 2003.

Ship Sales

        Since November 30, 2003, SOSA has disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of fiscal year 2004, and a gain of $0.6 million was recorded.

        As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million.

Item 5. Operating and Financial Review and Prospects

        This section discusses matters we consider important for an understanding of our financial condition and results of operations during the three fiscal years ended November 30, 2003. This discussion consists of:

  •
  a "Management Overview," which contains a brief description of our business;

  •
  a section entitled "Factors Affecting Our Financial Condition and Results of Operations," which discusses the most significant factors affecting our financial condition and results of operations;

  •
  a section entitled "Application of Critical Accounting Policies," which discusses the accounting policies that could have an important impact on our financial condition and results and that require difficult, subjective or complex judgments by management;

  •
  a section entitled "Impact of Recent Accounting Standards," which identifies recent changes in accounting guidance;

  •
  a "Strategic Outlook," which includes a summary of our strategic priorities;

  •
  "Outlook for Fiscal Year 2004,"which includes a summary of our outlook for 2004;

  •
  "Results of Operations," which analyzes our results of operations on a consolidated basis and for each of our three businesses; and

  •
  a section entitled "Liquidity and Capital Resources," which contains a discussion of our cash flows, liquidity, financing activities and related matters.

        You should read this section in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 18 of this Report.

Management Overview

        SNSA is a Luxembourg company. Together with our subsidiaries and investments, we are engaged primarily in three businesses: transportation; offshore construction; and seafood production, farming and processing. The transportation business is conducted through SNTG; the offshore construction business is carried out through SOSA and the seafood business is carried out through SSF. SNTG and SSF are wholly owned subsidiaries. We owned a 63.5% economic interest and a 69.2% voting interest in SOSA as of November 30, 2003. We have reduced our economic and voting interest in SOSA to 41.7% as of May 31, 2004 and have deconsolidated the activities of SOSA in our financial reports as of February 19, 2004, as we no longer have a controlling interest. Additionally, SSL provides a total marine procurement service whereby it can select, purchase and arrange delivery for a ship's needs for consumables, spare parts and other services. In April 2003, we sold substantially all of the assets of OLL to Elemica, Inc. OLL provided logistics software for the chemical and other bulk materials industries.

Description of our Businesses

SNTG

        SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids. SNTG is able to offer our customers a range of transportation and storage solutions on a worldwide basis, through our intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

        As of November 30, 2003, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

        We utilize our terminals as regional hubs to improve the operational efficiency of SNTG's parcel tankers. Our terminals offer storage and distribution services to the same customers that use our parcel tanker and tank container operations and can store and distribute the same products. We can reduce the amount of time our ships spend in port, when our customers use our terminal facilities. In this way we can operate more efficiently and ship more product. The terminals are not just available to our tanker customers but are independent third-party facilities, open to all customers and ship owners on a first-come-first-served basis. As of November 30, 2003, we owned and operated two tank storage terminals in the U.S., in Braithwaite, Louisiana and in Houston, Texas, and one in Santos, Brazil. These three facilities have a combined capacity of approximately 4.0 million barrels of liquid storage. As of November 30, 2003, our terminal operations also had interests in three ventures consisting of: (i) a 40% interest in the Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group which has a terminal facility in Malaysia; (ii) a 37% interest in Dovechem Stolthaven Ltd., ("Dovechem"), a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore and Malaysia; and (iii) a 50% interest in Jeong—IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting. On December 18, 2003 we sold our interest in Dovechem. For additional information on SNTG, please see Item 4. "Information on the Company—Business Overview—Stolt Nielsen Transportation Group."

SOSA

        SOSA is one of the largest offshore services contractors in the world in terms of revenue. SOSA designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. It specializes in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

        SOSA provides services and products that add value for its customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. SOSA's service capabilities are classified into (i) "SURF," which comprises engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform); (ii) "Conventional," which comprises engineering and construction activities relating to above-water platforms attached to the seabed and their associated pipelines; (iii) "IMR," inspection, maintenance and repair, which comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs; (iv) "Trunklines," which comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances; and (v) "Corporate," which comprises all activities that serve more than one region and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one region. SOSA also provides field decommissioning services at the end of the working life of an offshore oilfield.

        SOSA realigned its operating structure in 2003 from a product line focus to a regional focus with five regions: Africa, the Mediterranean and the Caspian Sea; Northern Europe and Canada; North America and Mexico; South America; and Asia and the Middle East. SOSA is listed on both Nasdaq in the U.S. and on the Oslo Børs in Norway. For additional information on SOSA, please see Item 4. "Information on the Company—Business Overview—Stolt Offshore."

SSF

        SSF produces, processes, and markets a variety of high quality seafood. SSF has salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF has diversified into farming species other than salmon, salmon remains the primary focus. SSF has worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific. SSF has built a substantial seafood trading and distribution business in the Asia Pacific region. SSF has also increased our focus on sales of processed seafood through our seafood centers. Seafood centers are value-added processing and servicing plants "in the market" closer to the consumers in densely populated areas. We believe we can improve our margins by delivering directly to retailers and restaurants seafood that is processed in portions that can be delivered directly to the end-consumer. The first of these seafood centers was opened in 1997 in Los Angeles, California and a second was opened in Stratford, Connecticut in 2001. In Europe, we acquired a smokery in Belgium in 2000, which we upgraded and expanded into a seafood center in 2003. For additional information on SSF, please see Item 4. "Information on the Company—Business Overview—Stolt Sea Farm."

Factors Affecting our Financial Condition and Results of Operations

Financial Matters

        SNSA is a holding company and conducts substantially all of its business through its subsidiaries. 2003 was a challenging year for us. For the year ended November 30, 2003, we reported a consolidated net loss of $316.0 million, which reflected a deterioration of $213.2 million as compared to the consolidated net loss of $102.8 million reported for 2002. We reported a net profit of $23.7 million in 2001.

        Although the operating results at SNTG continued to be profitable, these were overshadowed by the poor operating results at both SOSA and SSF. These negative results were exacerbated by challenging financial conditions at SNTG and SOSA. We have described these matters and the actions we have taken to address them in further detail below.

Operational Difficulties and Financial Restructuring at SOSA

        Significant operational and financial difficulties at SOSA contributed to its 2003 consolidated loss. For the year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. There was an aggregate negative impact of $216.0 million on SOSA's net income attributable to changes in original estimates on major projects. Additionally, SOSA recorded impairment charges totaling $176.5 million against the carrying value of a number of ships, barges, mobile assets and onshore equipment. SOSA reported a net loss of $151.9 million in 2002, also due to unanticipated operational difficulties related to a number of major projects. Throughout 2003, SOSA experienced significant cost overruns on major projects, particularly in its AFMED region. These operational problems were exacerbated by SOSA's inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. For example, at the end of the second and third quarters of 2003, SOSA had recorded revenues of $83.4 million and $89.7 million, respectively, with respect to claims and variation orders that its customers had not yet agreed to pay. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its existing credit facility agreements to avoid defaults with respect to the financial covenants contained in these facilities.

        While SOSA was engaged in discussions with its primary creditors to amend the financial covenants in its existing credit facility agreements, it also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. These measures included borrowing to SOSA's maximum availability under its existing credit facility agreements and closing its positions under foreign exchange contracts, which had positive value. The increased level of borrowings at SOSA increased its consolidated debt. Additionally, to assist SOSA in obtaining bank waivers, in December 2002 we agreed to make a $50 million liquidity line (the "SNSA Liquidity Line") available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA.

        Subsequent to the end of 2003, SOSA took a number of actions to address its financial situation. In February 2004, SOSA issued and sold 45.5 million SOSA Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note issued by SOSA into SOSA equity. Additionally, on May 28, 2004 SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders equity before deduction of expenses. As of May 31, 2004, our ownership of SOSA was 41.7%.

        In February 2004, SOSA entered into the New Bonding Facility, which provided SOSA with the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new business. In addition, SOSA entered into an Intercreditor Deed that incorporated changes to and superseded the covenants and security arrangements in its Existing Credit Facility Agreements. We believe that this will be sufficient to provide the bank guarantees that we expect SOSA will need in 2004, although we expect that SOSA will need to secure additional bonding facilities for 2005 and beyond. SOSA's recent history of losses and financial difficulties will make it more challenging to arrange any additional bonding that may be needed.

Financing Issues at SNTG and SNSA

        Since the beginning of 2000 to November 30, 2003, we have, through Stolt-Nielsen Transportation Group Ltd., a Liberian subsidiary ("SNTG (Liberia)") and other subsidiaries (including SNTG), provided new equity and debt funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities and borrowings under our credit facilities. Additionally, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which are supported by collateral, up to an aggregate of $104.3 million as of November 30, 2003. Since that time, the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004. As a result of our deconsolidation of SOSA and restrictions contained in our credit facilities, we are no longer providing funding to SOSA. We will continue to make the SNSA Liquidity Line available to SOSA through the end of the 2004 fiscal year, subject to restrictions in our credit agreements. For additional information on the SNSA Liquidity Line, please see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Financial Interactions—$50 Million Liquidity Line (the SNSA Liquidity Line)." We also will continue to be obligated under the guarantees described above, until the guarantees expire.

        The use of SNTG operating cash flow, borrowings under our credit facilities, operating losses and asset write-downs over the past several years at SOSA and SSF and the maturities of our existing loans, left us in the second half of 2003 with limited liquidity and in potential breach of the financial covenants contained in our primary financing agreements, particularly our debt to tangible net worth ratios. As of November 30, 2003, we had cash and cash equivalents of approximately $68 million, exclusive of cash held by SOSA which we could not access at that time for use in SNTG and SSF, with little availability on our credit lines and a maturing $160 million revolving line of credit for which, at the time, we had an extension for repayment to December 15, 2003.

        During 2003, we engaged in numerous discussions with, and obtained waivers from, the creditors under certain of our existing financing agreements to avoid defaults with respect to the financial covenants contained in these agreements. At the end of 2003, we were in compliance with the financial covenants under our various credit agreements as a result of waiver agreements which were in effect through December 15, 2003. Ultimately, we announced on December 27, 2003 that we had received waivers providing for covenant relief through May 21, 2004 subject to certain conditions. These waiver agreements included increased interest rates for certain credit agreements. As a result of these financial issues, we incurred advisor and other fees and expenses of $6.2 million in 2003.

        On February 20, 2004, we allowed the waiver agreements with respect to our Senior Notes to terminate in accordance with their terms. We believe that we were in compliance with the terms of the Senior Notes as a result of the deconsolidation of SOSA and, therefore, no longer needed the waivers. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believe that upon termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants under the Senior Notes. We have informed the representatives of the Senior Note holders that we disagree with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The

Senior Notes" and Note 29 to the Consolidated Financial Statements included in Item 18 of this Report. Certain of the other waivers obtained from other creditors also terminated on February 20, 2004, as a result of the termination of the waiver agreements with respect to our Senior Notes. Those remaining waivers not automatically terminated on February 20, 2004, terminated on May 21, 2004 upon expiration of the term of such remaining waivers. To date, no other creditors other than the Senior Note holders have informed us of any belief on their parts of any breach of covenants as a result of such waiver terminations.

        While we were engaged in discussions with our primary creditors to amend the financial covenants in our financing agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and make required payments with respect to maturing indebtedness. In August 2003, we completed a sale-leaseback transaction with respect to three 5,498 dwt ships built from 1998 to 2000, raising approximately $50 million. In December 2003, we sold our minority interest in Dovechem, which has interests in terminals and drum manufacturing in China and Southeast Asia, for gross proceeds of $24.4 million. Additionally, SSF concluded the sale of 200 metric tons of its Australian-government quota rights of Southern bluefin tuna for gross proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. On January 26, 2004, we completed the sale of 7.7 million of our Common Shares to non-affiliated investors for gross proceeds of $104.2 million. The actions we have taken to improve our liquidity together with cash from SNTG's operations enabled us to make the following payments: (i) $56 million with respect to scheduled maturities of our Senior Notes in August 2003; (ii) $65 million to pay off an outstanding ship financing facility with certain Italian banks at maturity in August 2003; and (iii) $60 million to reduce a $180 million revolving credit facility, the remainder of which was refinanced by drawing down $120 million on a new $130 million five year revolving credit facility arranged by a consortium led by Deutsche Bank AG. Additionally, the deconsolidation of SOSA removed $387.5 million of debt from our consolidated balance sheet. As of November 30, 2003, our consolidated debt and capital lease obligations were $1,699.7 million. This was reduced to an estimated $1,266.3 million at May 31, 2004, primarily arising from the SOSA deconsolidation, but partially offset by the consolidation of Twelve Ships Inc. (which had debt obligations of approximately $70 million as of November 30, 2003). As of May 31, 2004, we had an estimated cash and cash equivalents of in excess of $140 million.

Losses at SSF

        Our consolidated financial results have been negatively affected by the poor performance at SSF. SSF has recorded net losses of $78.4 million, $45.4 million and $14.2 million in each of the years 2003, 2002 and 2001. As more fully discussed below, the net loss in 2003 was largely due to three factors:

  •
  unauthorized trading activities by an employee in SSF's Tokyo office and low prices for traded products in Japan;

  •
  a combination of lower harvests and high operating costs in the Americas region, which was only partially offset by higher prices, and

  •
  continuing low salmon prices in Europe.

        In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions which had the effect of diverting funds from SSF for his direct or indirect benefit. The employee and all other individuals believed to be involved in the improper transactions and other unauthorized activities have since left SSF and certain other regional senior managers in the Asia Pacific region, who are not suspected of participating in such transactions and activities, have also left SSF. A new general manager for SSF Japan has been hired and a new interim President for SSF Asia Pacific has been reassigned from SSF Europe to manage the operations until a permanent President is appointed. We have made a claim under our fidelity insurance policy. This policy has a claim limit of $5 million, and in the absence of any acknowledgement of liability for the claim by the insurers, no insurance recovery has yet been accrued. In addition, although the Southern bluefin tuna ranching activity overall was profitable in the Asia Pacific region, selling prices for our own ranched Southern bluefin tuna were approximately 20% lower in 2003 than in 2002, and not all the tuna production was sold, while inventories of traded tuna products that we bought in the market in 2002, at higher prices, with the intent of selling were sold in 2003 at low or negative margins following further market price declines. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species, to reflect the weaker markets in Asia at the time. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003 compared to a gross profit of $22.6 million in 2002. SSF's Asia Pacific operations outside of Japan generally operated with a positive gross profit in both 2003 and 2002.

        In the Americas region, two principal factors contributed to the poor results in 2003, despite improvements compared to 2002. First, both Chile and the North American farming regions experienced periods of unusually low harvests in 2003 as a consequence of, among other things, high fish mortalities in the previous year. Second, in 2003, due to a temporary shortage of fish, we often were obligated to ship salmon to key customers in North America in accordance with the terms of our marketing and distribution contracts, which at times required us to ship supplies in a manner that was not cost efficient. For example, at times we had to incur extra shipping and logistics costs to supply east coast produced salmon to the west coast and vice versa. As a result of these factors, we were not able to fully benefit from the improvement in prices in the Americas region. With the anticipated increase in harvests in 2004 and improved shipping and logistics processes, we do not anticipate this situation reoccurring. Finally, European market conditions were very poor in 2003, with salmon prices achieved by Norwegian and Scottish producers remaining at extremely low levels throughout most of the year.

Factors Affecting SNTG

Parcel Tankers Market Dynamics

        In addition to industry regulations, the number of new ships delivered into the market and scrapping of older ships influence the supply of parcel tankers.

        It is becoming more difficult to utilize ships which are 20 to 25 years or older and there is increased pressure to scrap ships earlier than in the past. Certain jurisdictions in which our parcel tankers operate have accelerated the deadlines by which single-hull tankers must be phased out for the carriage of oil products. SNTG operates 14 ships built between 1976 and 1980 with single-sides/double bottoms, which will face such a deadline during 2005 and 2006. These deadlines do not apply to the carriage of chemicals, which constitutes a significant part of SNTG's business, so we have not determined precisely when we will scrap these ships. We may reassign such single-sided/double bottom ships to trade routes where there is no restriction. If it is not viable to utilize these ships economically in these alternative trade routes, we may scrap them. In the past we have not operated ships past 30 years of age, as the expense of maintaining ships of that age is significant. In addition to industry regulations, several of the major oil companies and certain chemical companies (including some of SNTG's customers) have placed restrictions on the maximum age of the ships carrying their cargoes. These age restrictions are typically set at 25 years, but there is a range depending on trade route, tonnage classification, inspection routines and the ship's condition, as rated by a surveyor of the applicable classification society (the classification society authorized by the country of registry certifies that the ships are safe and seaworthy on an annual basis). We manage our SNTG fleet within these restrictions by carefully matching our ships with customer requirements.

        To replace ships that are scrapped or reassigned into less demanding trading activities because of age, SNTG has entered into agreements with various Japanese ship owners for time-charters (operating leases) for nine stainless steel ships commencing during the period 2003 to 2006. These agreements are for an initial period of 59 months and include the option for SNTG to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices, which we believe approximates fair market value, at any time after three years from the delivery of the ship. SNTG has commitments for the initial periods of these operating leases of approximately $242 million for the period 2004 through 2011.

        From 2004 to 2006, we expect growth in demand for parcel tankers to exceed the growth in supply of ships. Independent market sources projections of future demand growth for parcel tankers range from 3% to 4% annually. Based on independent market sources, we believe the total deep-sea fleet of parcel and chemical product tankers is composed of 774 ships totaling 20.3 million dwt. Of this fleet, our fleet, together with that of our 15 core competitors, is composed of 320 ships in excess of 10,000 dwt and totaling 8.4 million dwt. We refer to this as the "core fleet." We expect that over the period 2004 to 2006, 7.7% of the core fleet will be scrapped or downgraded as ships reach 30 years of age or are removed due to regulatory or customer restrictions. Within the same period, we expect new ship deliveries of approximately 14.0% of the current core fleet, with about half of these deliveries taking place in 2004. We do not expect these deliveries to increase significantly from 2004 to 2006 as numerous factors limit supply-side expansion. The cost of new parcel tankers has increased 10% to 20% over the last year as a result of the high steel price and in response to heavy orders for all ship types, with 100 million dwt of mid-to-large size tankers, dry bulk ships and containerships being ordered in 2003 compared to approximately 50 million dwt in 2002. Shipyard order books are generally full, with little capacity available before 2007. Shipyards are hesitant to quote pricing on ship deliveries three years in the future, as they incur considerable risk in the cost of steel (especially stainless steel for parcel tankers).

        The demand for parcel tankers may be affected by developments in the Chinese market, which has been a major source of demand growth in recent years, changes in the rules on classification of vegetable oils, and demand for transport of clean petroleum products ("CPP"). The CPP market is large with many ships operating in this sector. Some ships can be used in either the chemical market or this CPP market depending on earnings. The CPP market is more volatile with demand for transporting CPP such as gasoline, jet fuel and heating oil, driven by customer's short-term inventory balancing needs. The CPP market most recently peaked in early 2004 and continues to remain relatively strong. Chinese imports increased significantly in 2003 compared to 2002, particularly towards the end of the year. While this trend continued in early 2004, there were indications of slowing Chinese imports, although Indian and South American imports increased somewhat to compensate. In the event of a major disruption in the Chinese economy, import volumes would be reduced, impacting freight rates. The International Maritime Organization, a specialized agency of the United Nations, is responsible for improving maritime safety and preventing pollution from ships by establishing regulations for international shipping companies. The IMO has proposed changes in the rules on classification of vegetable oils that, if approved, would take effect in 2007. Should the rules come into force without further changes, a greater proportion of vegetable oils will have to be transported in ships rated "IMO 2" as opposed to the current product (oil) tankers. A ship rated IMO 2 is typically a chemical tanker built to meet international regulations for carriage of the more hazardous classes of chemicals. We believe that this should boost demand for parcel tankers, such as ours, that have the higher IMO 2 rating.

Trends in Spot Rates and Contracts of Affreightments

        Cargo may be transported on parcel tankers under Contracts of Affreightments, agreements between us and charterer to transport agreed volumes of product(s) during a given period at agreed rates, usually involving multiple shipments over a certain time period, typically one or two years or under a spot contract for a single shipment. Freight rates agreed on the basis of spot rates are highly correlated with the supply of and demand for ships (i.e., utilization rates of ships). Since COA rates are set for a specified time period, their changes generally lag spot rate changes, typically adjusting when COA are renewed. We had approximately 64% of our 2003 parcel tanker revenue generated from COA compared to spot rates. Therefore, we tend to benefit at a slower rate in a rapidly increasing spot rate market, compared to competitors that operate with a lower proportion of revenue generated from COA. The rate increases for COA, however, are locked in for an extended period of time due to the longer duration of COA. In the fourth quarter of 2003, spot rates began to climb in response to heavy demand for parcel tanker transport, particularly, for exports to China, India and Brazil. The increases also reflected increased imports of petroleum products into the U.S. While spot rates peaked early in 2004, most spot rates for chemicals remain high as of the second quarter 2004 with rates 20-35% above mid 2003 rates, at levels last seen six or more years ago. COA rates are also increasing. SNTG expects this trend to continue with the tight supply of available tonnage combined with the continued growth in the world economy bolstering both COA and spot rates.

Growth in the Tank Container Market

        When a company's shipping needs grow sufficiently to require larger shipments, our market experience indicates that tank containers become a more attractive shipping alternative as compared to conventional 55 gallon drums. Shipping commodities in tank containers results in lower shipping expenses due to increased cargo capacity compared to drums in a 20-foot dry box container, decreased handling expenses and, as drums must be disposed of, there is decreased exposure to risk of possible environmental contamination by using tank containers. It is our experience that as businesses and national economies grow, so does the demand for shipping by tank containers, which is a more reliable and more economical means of transportation than drums in a 20-foot dry box container. For example, we have experienced growth in shipments from both developed markets of Europe and North America and emerging markets such as China, Eastern Europe, the Middle East and India. We intend to continue to expand our tank container business in response to the needs of customers, particularly in the food grade and chemical markets. SNTG also expects to continue developing cleaning and maintenance facilities for tank containers. With the growth in the market, there has been an improvement in our container shipments to 74,615 loads in 2003 from 66,330 loads in 2002 and 59,762 loads in 2001, increasing in 2003 and 2002 by 12% and 11%, respectively, from each of the previous years. We expect continued strong shipment growth in 2004 as a result of our continuing sales and marketing initiatives and improving market conditions in Asia, North America and Europe along with further growth in our food grade business.

Bunker Fuel Costs

        The cost of bunker fuel, which is the fuel used for our ships, has historically been the largest portion of variable operating expenses in our shipping business. In 2003, bunker fuel for SNTG's tanker operations constituted approximately 20% of the total operating expenses for tankers. The increase in SNTG's operating expenses in 2003 was primarily due to increases in the price of bunker fuel. Bunker fuel prices have been increasing in the last three years. In 2003, the average price of bunker fuel purchased by SNTG was approximately $175 per ton. This compares to the average bunker fuel price for 2002 of approximately $144 per ton and for 2001 of approximately $139 per ton. We attempt to pass fuel price fluctuations through to our customers under COA. During 2003, approximately 63% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 37% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

        Given the existing size and configuration of the Joint Service in 2003, we estimate that a 10% change in the price of bunker fuel per ton from average 2003 bunker fuel prices would result in a $6.4 million change in gross profit. This excludes gains or losses, which may arise from the impact of bunker hedge contracts and bunker surcharge clauses included in certain COA as well as the impact of changes in bunker prices on our regional fleets.

Legal Proceedings

        In 2003, we were involved in significant legal proceedings, primarily related to certain antitrust investigations described below. We incurred costs of approximately $15.5 million in 2003 to address these issues and expect that we will continue to incur significant costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is, therefore, not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that we could suffer criminal prosecution, substantial fines or penalties or civil penalties, including significant monetary damages as a result of these matters. As of November 30, 2003 and February 29, 2004, we had not established any reserves for potential unfavorable outcomes related to these proceedings.

        Governmental Antitrust Investigations

        In 2002 we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division of the U.S. Department of Justice, and the Competition Directorate of the European Commission.

        On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, we and our directors, officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anticompetitive conduct in the parcel tanker business. At the same time, we also announced that the EC had admitted us, our directors, officers and employees into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us, our directors, officers and employees immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. In March 2004, the Antitrust Division voided the Amnesty Agreement and revoked our conditional acceptance into the DOJ's Corporate Leniency Program. We intend to vigorously challenge the Antitrust Division's decision. SNTG currently remains in the EC's Immunity Program.

        In February 2004, the Korea Fair Trade Commission and the Canadian Competition Bureau, each notified us that they had launched investigations of the parcel tanker shipping industry and SNTG. We have informed the KFTC and CCB that we are committed to cooperating fully with the investigations.

        Civil Litigation

        To date we are aware of 12 ongoing putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. Additionally, the Dow Chemical Company and

Huntsman Petrochemical Corporation filed antitrust claims against us in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above and seek similar types of damages.

        We are also the subject of an ongoing putative civil securities class action in the U.S. District Court for the District of Connecticut. The complaint appears to be based significantly on media reports about the DOJ and EC investigations described above.

        Customer Outreach Matters

        We have actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support and some have expressed concerns. We have participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. We have reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, we expect that they will not have a material negative impact on SNTG's earnings or cash flows. If favorable market conditions continue in the future, these agreements may have a more positive financial impact over time than the commercial arrangements that they replaced. Based on our interaction with other significant customers, we expect to continue doing business with those customers on terms that reflect the market for our services.

        OFAC and Related Matters

        The U.S. Department of the Treasury's Office of Foreign Assets Control is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. In 2003, OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. We understand that, based on a referral from OFAC, the U.S. Attorney's Office in Connecticut has opened an investigation regarding whether our "trade with embargoed countries violated U.S. laws." We are cooperating fully with the U.S. Attorney's Office.

        O'Brien Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002. The plaintiff in the O'Brien action, a former SNTG in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        The legal proceedings are described in more detail below under Item 8, "Financial Information—Legal Proceedings."

Increased Security Requirements

        Our ships and terminals will need ship security certification before July 1, 2004. This is a global IMO requirement, which will be certified by the flag state for each ship and by the relevant authorities in the countries where the terminals are located. The U.S. authority responsible for implementation is the U.S. Coast Guard. We expect that the total cost of obtaining this certification for our fleet will be approximately $2 million. This includes both technical installations and training. SNTG has made the required changes to our ships and submitted the necessary documents for certification. We expect that all of our ships will be certified before the deadline. We are still implementing certain changes for terminals. We expect that our terminals will have filed for certification prior to the deadline, although there is no assurance that we will receive the required certification before the deadline. It is possible that many ports and terminal facilities, including some to which we typically ship, will not receive their certification in a timely manner. If one of our ships is coming from a port or terminal that has not been certified, this could cause delays at certified ports or terminals, which may result in a loss of revenues. It is also possible that if our terminals are not certified, they will be avoided by customers requiring storage facilities. It remains uncertain how the different administrations worldwide and, in particular, in the U.S. will handle this situation. We are seeking the inclusion of clauses in spot contracts, COA and term storage contracts to mitigate our risk and share the exposure with our customers with respect to ports and terminals that do not receive the necessary certification beginning July 1, 2004. There is no assurance, however, that we will be able to amend currently existing contracts to include this clause.

Factors Affecting SOSA

Investment by Major Oil Companies

        The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in fiscal year 2004 for its services, with this trend continuing over the next few years. However, SOSA believes that, for offshore contractors to survive, the oil companies which make up their customer base will need to share more of the risks and rewards associated with offshore fixed price projects in challenging geographic areas. It is the strategy of SOSA to be a fixed price contractor, but it will not accept contractually onerous terms, which it has in the past. SOSA was less successful in fiscal year 2003 than in previous years in winning new contracts to replenish its order book, particularly for the third and fourth quarters of fiscal year 2004. This is partly attributable to the more stringent tendering practices adopted as well as other competitive factors. As a result, after eliminating other factors such as disposal of subsidiaries, revenues for SOSA in fiscal year 2004 are expected to be lower than 2003.

Ship Utilization

        SOSA has experienced a progressive decline over the past three years in the utilization of its deep-water and heavy construction ships and light construction and survey ships. This decline evidences surplus capacity in SOSA's fleet, which SOSA has reflected in impairment charges recorded in the fourth quarter of 2003 discussed below. The level of utilization of SOSA's ships is important because the fixed costs related to operating and maintaining such ships are incurred whether or not the ships are being used on construction projects. SOSA is addressing this overcapacity through a ship disposal program already under way. SOSA has already sold five ships and intends to sell three more. Utilization of deep-water and heavy construction ships was reduced in 2003 because of low market demand, additional drydock time, and additional unpaid transit time between regions. Utilization of light construction and survey ships was adversely affected by low market demand and additional drydock time. Additionally, in fiscal year 2002, the utilization of all ships was lower than 2001.

Revisions of Estimates on Major Projects

        During the course of multi-year projects, the accounting estimates for project performance for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change or prior to the issuance of the financial statements. These revisions to estimates do not result in restating amounts in previous period. Revisions of estimates are calculated on a regular basis.

        In the year ended November 30, 2003, there was a negative impact of $216 million attributable to revisions of estimates on major projects as compared to $58.8 million in 2002 and a positive impact of $2.4 million in 2001. The most significant negative revision to estimates occurred on the projects identified below.

  •
  $67.8 million of losses were recorded on the Bonga project, a $200 million lump sum SURF project offshore Nigeria (AFMED region) for Shell Nigeria. As of November 30, 2003, this project was 71% complete. As of the end of March 2004, this project was 79% complete.

  •
  $51.7 million of losses were recorded on the $145 million Conventional project for the Burullus Gas Company in the Scarab/Saffron Field off the coast of Egypt (AFMED region). A $35.2 million downgrade was also recorded on this project in 2002. The project is now completed.

  •
  $41.5 million of losses occurred on the Sanha Bomboco project, a $240 million lump sum Conventional project offshore Angola (AFMED region) for Chevron Texaco. As of November 30, 2003, the project was 72% complete. As of the end of March 2004, this project was 92% complete.

  •
  $29.3 million of losses were recorded on the $135 million lump sum Conventional OGGS project offshore Nigeria (AFMED region) for Shell Petroleum Development Company of Nigeria Limited. This project is now completed.

  •
  $16.1 million of losses were recorded on the $83 million combined lump sum and day rate Conventional project in the U.S. (NAMEX region), for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services, LLC (the "Duke Hubline project"), due primarily to a disagreement with the client over responsibility for budget overruns on the cost-plus element of the project. This dispute was settled amicably in February 2004, in line with the $37 million receivable recorded by SOSA as of November 30, 2003, and the project is now complete.

        During 2003, SOSA modified its estimating, tendering and contracting procedures to reduce the amount of unanticipated costs and improve SOSA's ability to recover costs from its customers. Greater selectivity is exercised in choosing which tenders to respond to, and a thorough analysis of the commercial and operational risks as well as a detailed tender budget is prepared in order to facilitate the decision to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure SOSA has sufficient resources.

Impairment Charges

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or the Disposed of Long-Lived Assets," long-lived assets, to be held in use, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in 2003 in respect of its tangible fixed assets. The impairment charge in 2003 comprised the following significant charges:

  •
  $42.0 million related to the Seaway Kestrel and the Seaway Explorer, which are being actively marketed;

  •
  $55.7 million with respect to the LB200 pipelay barge;

  •
  $42.7 million with respect to SOSA's radial friction welding assets; and

  •
  $36.1 million with respect to various other ships and offshore equipment and certain assets at SOSA's Lobito yard.

        In addition, included in "Equity in net income of non-consolidated joint ventures" are charges totaling $9.1 million in respect of SOSA's share of tangible fixed asset impairments recorded by three of SOSA's equity joint ventures. The 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets. For additional information on impairment, please see Note 5 to the Consolidated Financial Statements included in Item 18 of this Report.

Factors Affecting SSF

        SSF and its competitors in the aquaculture industry have, to varying degrees, experienced poor financial results during the last three years. Results, however, may vary greatly by region due to a variety of factors.

Supply and Demand Imbalances Impact Pricing

        A significant contributor to SSF's poor results, as well as to those of our competitors generally, is low market prices for salmon, trout and coho in most markets during most of the last three years. Pricing can vary greatly by region. For example, pricing in the U.S. market generally improved significantly starting in the spring of 2003, while pricing in the European market was weak throughout the year. Market prices are affected primarily by the level of supply and, as more fully discussed below, supply levels are affected by a number of factors, including the availability of financing for additional growth, diseases, other harmful natural conditions and the existence of barriers to free trade.

        The 1999 to 2000 period, for example, was a time of significant capital raising by aquaculture companies, particularly in Norway where several companies raised equity on the Oslo Børs. This capital raising in turn led in part to an increase in salmon production in years 2000 to 2003. According to a fish industry market consulting firm, the growth in worldwide harvests in the last three years has been 14.0%, 8.7% and 6.5% respectively. However, as a result of low prices, which were at least partially caused by this increase in supply, many farmers supplying the European market showed signs of liquidity problems and, in some cases, became insolvent. During 2003, in Europe, the banks and feed companies that finance the industry started to become more restrictive with the financing they provide. In 2004 we expect, based on publicly available sources, that European biomass will be reduced which, we believe, generally should result in less harvest and ultimately in improved prices in the European market.

        In contrast, in 2002 and early 2003 in the Americas region, disease and other natural conditions, reduced supply which led to improved pricing in 2003. In 2004, we expect that the combined growth of harvests in North and South America will be moderate, but possibly large enough to reverse some of the price gains in these regions in 2003.

        In addition, the occurrence of an undersupply in one region cannot always be addressed by shipping fish from an area of oversupply. Salmon produced in Norway, for example, is not sold into the

U.S. market in any substantial quantity because of trade barriers and therefore does not materially impact supply and demand imbalances in the U.S. market.

Diseases and Other Natural Conditions

        Disease is a significant risk element facing companies in the aquaculture industry. Some of the major diseases facing fish farmers are: infectious salmon anaemia ("ISA"), which is caused by a virus and transmitted by infected fish or dead organic material; furunculosis which is caused by a bacteria and is transmitted through water or direct contact; and infectious hematopoeitic necrosis ("IHN"), which is caused by a virus that can be found in many farming sites. Additionally, the health and development of salmon is also threatened by very cold weather ("Superchill") sea lice, algae blooms, jellyfish infestations and predators, all of which occur naturally. These diseases and other natural conditions may result in fish mortalities, the need to destroy fish, or the early harvest of the fish at sizes suboptimal for the market. In the latter part of 2001 and most of 2002, the salmon aquaculture industry was negatively impacted by a very bad period of disease. In particular, we were affected by the following natural conditions in 2001 through 2003:

  •
  ISA in Norway in 2001 and in North America (on the east coast) in 2002;

  •
  IHN in North America (on the west coast) in 2002;

  •
  high mortalities in Chile in 2002 and 2003 as a result of disease and other natural conditions;

  •
  presence of plankton and extended periods of low dissolved oxygen (dO), both of which are natural occurring phenomena in North America (on the west coast) in 2001, 2002, and 2003; and

  •
  Superchill in North America (on the east coast) in 2003.

        We suffered the most significant mortalities due to diseases and other natural conditions in 2002. At the time of the mortalities, we must write off the costs of the inventory. A further financial impact of high mortalities, however, generally occurs up to 18 months following the mortalities, as that is typically when the fish that suffered the mortalities would have been harvested and sold. The mortalities from disease and other natural conditions that we suffered in North and South America in 2001 and 2002 reduced the available harvest in the Americas in 2003 when market prices for salmon experienced a significant recovery.

Barriers to Free Trade

        We operate in highly regulated markets in which price levels and production volumes are closely monitored and at times significantly restricted. These restrictions have had and could continue to have a significant impact on our results. The following identifies significant regulatory requirements applicable to us that have acted as barriers to free trade.

        Norway and European Union

        In 1996, to avoid sanctions against Norwegian salmon farmers by the European Union, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the growth in supply of Norwegian farmed salmon and, hence, the amount of Norwegian farmed salmon available for sale in the EU market. The EU market is the most significant market for Norwegian producers. To avoid further threats of duties against Norwegian salmon, in July 1997, the Norwegian government reached an agreement with the EU for a five-year period to regulate supplies of Norwegian salmon into the EU market. The EU Agreement expired in 2003, and no regulation imposed by the EU on export to the EU market of Norwegian farmed salmon exists as of today. The Norwegian government still maintains the feed quota and production regulations introduced in 1996.

        The quotas and regulations imposed by the Norwegian government and the EU Agreement had an adverse effect on the cost structure of Norwegian producers, including SSF, by limiting the capacity utilization of Norwegian fish farms. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 8% to 10%) in the feed quotas, which progressively reduces the negative impact of the feed quota regime. When the EU Agreement terminated in May 2003, salmon prices in Europe dropped significantly, as the Norwegian producers increased production in an attempt to regain European market share. By the end of 2003, prices began to recover and prices have continued to increase in 2004.

        The Norwegian government has since proposed new rules for regulating the aquaculture industry, which would impose the existing feed quota and production regulations that are currently in effect, with new biomass regulations. In addition, the EU from time to time considers proposals that could have a negative impact on the Norwegian aquaculture industry and SSF's Norwegian operations.

        U.S.

        In 1991, the U.S. imposed a tax on gutted salmon from Norway. The tax rate is a 28.3% anti-dumping duty and a countervailing duty of 2.3%. The tax was reviewed and upheld in 1999. Each exporter may negotiate with the U.S. government concerning reduced taxes. We have not obtained such reduced taxes.

        In 1998, following a formal complaint by certain U.S. salmon farmers, the DOC instigated an anti-dumping review against the Chilean salmon farming industry with respect to salmon sold into the U.S. market. The largest producers were investigated, including Eicosal, which we acquired in 2001. Eicosal initially received a 10.69% duty. Since 1998, the large producers have been subject to annual reviews for dumping behavior, and following the three subsequent annual reviews, Eicosal's duty was eliminated. In April 2003, U.S. salmon producers representing 85% of U.S. Atlantic salmon production filed a request for a changed circumstances review with the DOC, on the basis of having no interest in the continuance of the anti-dumping measures. As a result of the subsequent review by the DOC, the anti-dumping measures were revoked in July 2003.

Environmental and Public Relations Issues

        The aquaculture industry has increasingly faced environmental and consumer challenges regarding such issues as the effects of escaping fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics given to farmed fish, synthetic pigmenting agents in the feed which farmed salmon metabolize to give them a pink color and the presence of chemical residues contained in farmed salmon such as PCBs, dioxin and other residue. These environmental and consumer challenges are expected to increase in the future and could lead to litigation against SSF and more stringent government regulation of the aquaculture industry and SSF, each of which could require SSF to change its fish farming practices and incur additional costs.

        For instance, in 2003, a U.S. federal court ruled that SSF's operations in Maine violated the Clean Water Act for operating without a discharge permit. As a result, the court required SSF to pay a penalty of $50,000 and imposed operating restrictions which required, among other things, SSF to suspend farming on specified sites until 2006 and required SSF to cease farming all non-North American stock from its hatcheries, in order to allow the surrounding waters to decontaminate. As a result of these operating restrictions, SSF's stockings in 2003 were reduced by approximately 200,000 fish and $468,000 of inventory was written off. In addition, SSF estimates that the court-mandated fallowing will reduce stockings in 2004 by approximately 900,000 fish. See also "Item 8. Financial Information—Legal Proceedings" for a description of certain legal proceedings affecting SSF.

Non-Salmon Species Have Not Offset Losses in Salmon Operations

        Over the past several years, SSF's turbot operations have produced consistent profitable results generally with stable prices, costs and volumes. SSF's turbot operations, however, are still relatively small, accounting for $24.6 million of revenues in 2003. SSF's ranching of Southern bluefin tuna has also generally performed well since it was acquired in 2001, but the major market for such premium tuna, Japan, experienced sharp price erosion in 2003. Prices for bluefin tuna reached record levels in 2002, and this attracted sharply higher volumes of Northern bluefin and other premium tuna species to the market. This, in turn, caused an oversupply, major reduction in price levels and a build up in levels of inventory by sellers who hoped to avoid losses. The clearing of inventories into the market, and reduction in supply from Europe due to less favorable prices, is likely to take several years and so prices are not expected to recover substantially for some time. Additionally, sales of Southern bluefin tuna comprise a relatively small business for SSF, accounting for $23.5 million in revenue in 2003. Results for SSF's other farmed species, which include halibut, sturgeon, cod and tilapia, are not currently profitable, and revenues and volumes are relatively small in relation to salmon, trout, Southern bluefin tuna, and turbot.

Multicurrency Activities

        Stolt-Nielsen S.A.'s functional and reporting currency, as well as that of a majority of SNTG's activities, is the U.S. dollar.

        In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The two functional currencies of the companies that comprise the NEC region are the Norwegian kroner and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the other SOSA regions.

        In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, the euro and the Japanese yen.

        Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange and option contracts to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. We do not engage in foreign currency speculation.

Application of Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to: principles of consolidation, revenue and cost recognition; asset impairments; contingencies and litigation; and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements included in Item 18 of this Report. The policies described below and those contained in Note 2 to our Consolidated Financial Statements should be considered in reviewing our Consolidated Financial Statements, notes to Consolidated Financial Statements and this Item 5.

Principles of Consolidation

        Our consolidated financial statements include the financial statements of all majority-owned companies, unless we are unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        SNTG operates the Joint Service, an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, which consists of participants in the deep-sea intercontinental parcel tanker market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement among the participants as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately by SNTG to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2003, 2002, and 2001, SNTG received approximately 80%, 80% and 74%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying Consolidated Financial Statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $66.9 million, $71.9 million, and $100.3 million for the years ended November 30, 2003, 2002, and 2001, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $38.4 million, $40.5 million, and $42.0 million.

Revenue and Cost Recognition

SNTG

        For SNTG's parcel tanker operations, the operating results of voyages still in progress at the end of the reporting period are estimated and prorated over the period of the voyage. A voyage is comprised of one or more "voyage legs." SNTG estimates revenue and cost for each leg based on available actual information, current market parameters such as fuel cost and customer contract portfolios, and relevant historical data such as port costs. Revenue and cost estimates are updated continually through the voyage to account for changes in voyage patterns, when more current data is obtained, or when final revenue and cost data is known. The consolidated balance sheet reflects the portion of the results occurring after the end of the reporting period. As of November 30, 2003 and 2002, deferred revenues of $24.1 million and $25.2 million, respectively, are included in "Accrued voyage expenses" in the consolidated financial statements. As discussed above under "Principles of Consolidation," the financial statements of the Joint Service operated by SNTG are consolidated in our financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants of the Joint Service.

        Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon negotiated contract rates. Our expense estimates are based on available historical information. Additional miscellaneous revenues earned from other sources, such as further ground transportation services that customers may require, are recognized after completion of the shipment.

        Revenues for terminal operations consist of rental income for the utilization of storage tanks by SNTG's customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SOSA

        Substantially all of SOSA's projects are accounted for on the percentage-of completion method, which is standard for SOSA's industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Provisions for anticipated losses are made in the period in which they become known. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period, when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, SOSA would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

        The percentage-of-completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. As discussed in "Factors Affecting SOSA—Revisions of Estimates on Major Projects" in 2002 and 2003, SOSA experienced frequent and significant deterioration of results as compared with original estimates with respect to results relating to a number of projects, including the Conoco CMS 3, Bonga, Burullus and OGGS projects. Although actual results differed significantly from original estimates on these projects, SOSA does not believe its original estimates were unreliable. Rather, SOSA believes it sufficiently assesses its business risks in a manner that allows it to evaluate the outcomes of its projects for purposes of making reasonably dependable estimates. Nevertheless, SOSA's business risks have involved, and will continue to involve, unforeseen difficulties, including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. SOSA does not believe its business is subject to the types of inherent hazards described in American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 81-1 "Accounting for Performance of Construction—Type and Certain Production—Type Contracts," that would indicate that the use of the percentage-of-completion method is not preferable.

        If SOSA was unable to make reasonably dependable estimates, it would be obliged to use the "zero-estimate-of-profit' method or the "completed contract' method. Under the zero-estimate-of-profit method, SOSA would not recognize any profit before a contract is completed. Under the completed contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. In order to centralize its expertise on making estimates of contract revenues and contract costs, SOSA has established a separate estimating department in the AFMED region. If SOSA continues to experience adverse developments in the AFMED region, SOSA may not be able to establish that it can develop reasonably dependable estimates of its progress toward completion of such contracts, contract revenues and contract costs. If SOSA is unable to continue to use the percentage-of-completion method of accounting, its earnings may be materially adversely impacted, resulting in, among other things, a potential default under its existing credit facility agreements.

        A major portion of SOSA's revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. Many of the delays and cost overruns discussed in "Factors Affecting SOSA—Revisions of Estimates on Major Projects" were the subject of claims and variation orders. Throughout 2003, SOSA had significant difficulty resolving these claims and variation orders, and a significant amount of judgment was required to assess collectibility.

SSF

        SSF recognizes revenue either on dispatch of product to customers, in the case of sales made on Free On Board ("FOB") processing plant terms, or on delivery of product to customers, where the terms of the sale are Cost, Insurance and Freight ("CIF") and Delivery Duty Paid ("DDP"). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

        SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets and farming overheads up to a site or farming regional management level. We account for normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. We account for abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

        We recognize costs in the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. We expense harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, in the period in which they are incurred.

OLL and SSL

        OLL and SSL have various types of fee income, including non-refundable subscription fees, transaction fees, and service fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are periodically reviewed for impairment. Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, we followed SFAS No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of" for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, we determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. Under SFAS No. 121, the projected undiscounted future cash flows were less than the carrying amount of the asset, the asset was deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Impairment of Investments in Non-consolidated Joint Ventures

        We review our investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. We consider whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Recognition of Provisions for Legal Claims, Suits and Complaints

        In the ordinary course of our business, we are subject to various legal claims, suits and complaints. We, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if we determine that the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 14, "Reasonable Estimation of the Amount of a Loss," if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will make a provision equal to the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against us are discussed in Factors Affecting SNTG—Legal Proceedings" and Item 8. "Financial Information—Legal Proceedings."

Income taxes

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that the deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

        As a part of the process of preparing consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets for recoverability and, if it is more likely than not that the deferred tax asset is unrecoverable, we establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable and deductible, we could be required to establish a valuation allowance, based on a test of recoverability, against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Impact of Recent Accounting Standards

        In November 2002, the FASB issued Interpretation No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. SOSA recorded the fair value of guarantees provided in respect of joint ventures amounting to $0.7 million as of November 30, 2003.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. We are continuing to account for stock-based compensation according to Accounting Policy Bulletin ("APB") No. 25, and have disclosed the effects of SFAS No. 123 on reported income in Note 2 to the consolidated financial statements, "Stock-Based Compensation."

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE") ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. On December 24, 2003, the FASB issued a revision of FIN 46 ("the Revised Interpretation" or "FIN 46R"). The Revised Interpretation modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supercedes the original FIN 46 to include (i) deferring the effective date for certain VIEs, (ii) providing additional scope exceptions for certain VIEs, (iii) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. We will apply the interpretation to pre-existing VIEs in 2004. FIN 46 and FIN 46R will require certain of our leases to be recorded on the balance sheet, as disclosed further in Note 18, "Variable Interest Entities."

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)." The revised standard does not change the measurement and recognition provisions of SFAS No. 87 or SFAS No. 106, but adds significant new disclosure requirements. Additional disclosure requirements include enhanced information related to plan assets, investment strategies and policies, rationale used to determine rate of return, measurement date information, and information on pension obligation including expected future benefit payments. This statement will not be effective for us until the year ending November 30, 2004.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 will supersede FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. We have elected the deferral provided by FSP No. 106-1 and we are evaluating the magnitude of the potential favorable impact of FSP No. 106-2 on the financial statements. Amounts included in Note 22 for the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect any amount associated with the subsidy. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

Strategic Outlook

        The following outlook section provides a general framework for our strategic principles for fiscal year 2004.

Strategic Operational Priorities

SNTG

        SNTG's mission is to provide our customers with the best value in bulk liquid logistics, earn a fair return on the capital employed, and act ethically and responsibly towards our stakeholders around the world.

        Parcel Tankers

  •
  Becoming the best value provider.    Our tanker division's strategy is to become the preferred supplier of parcel tanker services by delivering the most efficient service at the best value. We intend to achieve this through managing our cargo portfolio, with continued concentration on the highest earning cargo. We intend to optimize our ship scheduling in order to increase utilization and have our fleet perform at full capacity. We will continue to develop long-term relationships with our customers, in particular the producers of specialty chemicals. We will work closely with our customers to improve operations by reducing the time ships remain in port and reducing operational incidents. To improve efficiency and to reduce costs, we also intend to expand the interface between our parcel tanker and terminal business by consolidating the shipping calls of our parcel tankers in our terminals. We will continue to participate in the parcel tanker trade with a core fleet of owned and managed ships supported by chartered ships (bareboat, long-term and short-term charters).

        Tank Containers

  •
  Growing the business.    Our primary strategy in the tank container business is to pursue attractive growth opportunities. We believe that the most significant growth opportunities are in emerging markets such as China, where we believe there is the best possibility to convert customers from using conventional drums to tank containers as the local demand and businesses grow. We intend to continue to expand our presence in South America, Eastern Europe, the Pacific Rim, China, India and the Middle East while maintaining profitability in Europe and North America in response to the needs of our customers in both the food grade and chemical markets. We also expect to further develop cleaning and maintenance facilities for tank containers and expand the number of tank containers dedicated to the transport of food grade cargo, such as edible oils and food additives, and wines and spirits. In addition, in order to meet the expected growth in demand, we intend to increase our fleet not only though the strategic purchasing of new tank containers but also through the leasing of tank containers.

        Terminals

  •
  Maximizing synergies between terminal and parcel tanker operations.    Our terminal division intends to maximize synergies with our parcel tanker operations by providing scheduling and operational coordination. This collaboration with the parcel tanker division to maximize efficiency for our customers is central to the terminal division strategy.

  •
  Expand capacity.    There continues to be strong demand for storage at all of SNTG's wholly owned storage terminals in Houston, Braithwaite, and Santos, and close to full utilization is anticipated for 2004. Our strategy is to expand our capacity in these terminals to meet continued demand. We also intend to search for opportunities to invest in other strategic locations in order to expand our network of services and maximize benefits from synergies obtained from the coordination of our storage terminals and parcel tanker operations.

SOSA

        SOSA's mission is to design, procure, fabricate, install and maintain complete subsea pipeline and riser systems for the global offshore oil and gas industry.

  •
  Capitalize on deepwater strengths.    Historically, SOSA has provided a full range of engineering, subsea construction and IMR services in both deep and shallow water environments. In the second quarter of 2003, under the direction of its new senior management team, SOSA initiated a comprehensive review of its strategy, capabilities and operations. As a result of this review, SOSA has developed a new strategy emphasizing our deep-water strengths. This strategy has three principal elements:

  (i)
  focus on its capabilities in the design, installation and maintenance of SURF systems in deep water and harsh environments;

  (ii)
  deliver Conventional services in shallow water environments where doing so is complementary to its deep-water SURF business; and

  (iii)
  selectively engage in underwater IMR services to maintain an ongoing market presence in key deep-water areas and adjacent shallow water environments.

    SOSA believes that the deep-water SURF market offers the best prospect for long-term growth, as oil and gas exploration activities move to increasingly deeper water environments. This market is also technologically challenging, which poses significant challenges to any prospective competitor that does not already have such technological sophistication. SOSA has adopted a strategy focusing on this market, because its principal operations have historically involved SURF activities in deep water and harsh environments, and its specialized ships, assets and technical capabilities provide SOSA with a competitive advantage in tendering for deep-water projects. SOSA also is selectively focusing on Conventional and IMR activities to offer deep-water customers a broad portfolio of services.

  •
  Change in tendering practices.    SOSA has changed its policies addressing how it tenders for new projects. The impact of its new tendering policies has been a change in the way in which SOSA evaluates new business opportunities. The information contained in tender review packages is uniform across the SOSA organization, allowing it to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is being reviewed centrally by corporate management and SOSA places greater emphasis on its standard contractual terms and conditions. With these new policies in place, SOSA expects to devote more management time to the tendering process and to be more selective with respect to the initiation of new projects.

SSF

        SSF's mission is to be the preferred supplier of quality seafood to our customers in all the markets we serve and to create sustainable wealth for our stakeholders. We are focusing on the issues identified below as key elements in our business strategy:

  •
  Becoming a low cost producer.    Farmed salmon and trout have become commodity products in recent years. Although demand growth has been healthy, there are few barriers to entry and thus the danger of potentially strong supply growth at times. This results in a volatile pricing market for salmon. The industry has experienced more than two years of weak salmon pricing in markets outside of the U.S., at times at extremely low levels. In order to compete successfully during periods of depressed price levels we need to be among the farmers with the lowest cost.

  •
  Increasing presence in farming of species other than salmon.    We intend to increase our presence in the farming of species other than salmon. We are presently involved in farming five other species in addition to ranching Southern bluefin tuna. In recent years only the farming of turbot and the ranching of Southern bluefin tuna have been profitable. The other species are all smaller development projects. The development of species new to aquaculture takes time. SSF is increasing its exposure in turbot by building a new state of the art facility at Vilano in Spain, which will increase our turbot capacity by 40%. The construction of the Vilano facility is now complete, the site is being stocked with juveniles over time, and we expect to derive revenue from Vilano in 2006.

  •
  Building a strong marketing presence in major markets.    SSF has seven sales offices in North America, three in Europe and five in Asia Pacific. These offices are located in most of the world's major seafood markets. SSF's strategy is to work as close as possible to the end consumer and sell our products through direct distribution channels. SSF has also for many years increased its efforts to sell value added products, such as the portions, fillets, and ready to eat pre-packaged products that we produce in our own plants in Chile, U.S., Canada and Belgium, in addition to subcontracting in Europe and Asia.

Financial Management

        Since the beginning of 2000, through November 30, 2003, we have, through SNTG (Liberia) and other subsidiaries (including SNTG), provided funding through capital contributions and inter-company debt of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities as well as the use of our credit facilities. In addition, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which are supported by collateral of up to an aggregate of $104.3 million as of November 30, 2003. Since that time, the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004. As a result of the financial and operational difficulties at SOSA and SSF, we intend to protect the value and financial condition of SNTG by no longer providing additional financial support for SOSA and limiting future financial support for SSF. As part of this strategy, we reduced our equity ownership in SOSA and we deconsolidated SOSA in the first quarter of 2004 and raised additional equity in SNSA.

        As of November 30, 2003, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in the full consolidation of SOSA's financial statements in our consolidated balance sheet and statement of operations with recognition of the minority interest in SOSA in each statement. On February 13, 2004, SOSA completed a private placement of 45.5 million new SOSA Common Shares for gross cash proceeds of approximately $100 million. In addition, all 34 million SOSA Class B Shares owned by us were converted to 17 million new SOSA Common Shares. On February 19, 2004, we sold 2 million of our previously directly owned SOSA Common Shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced our economic and voting interest in SOSA to 41.1% as of February 19, 2004 (and as of February 29, 2004, the end of our first quarter), resulting in the deconsolidation of SOSA as of mid-February 2004. We have applied the equity method of accounting for the remaining SNSA investment in SOSA subsequent to deconsolidation.

        On January 26, 2004, we sold 7.7 million SNSA Common Shares, for aggregate gross proceeds of $104 million to non-affiliated investors. The Common Shares, which were held in treasury, were priced at 92.75 Norwegian kroner per share, or approximately $13.50 per share.

        On February 12, 2004, SOSA and certain of its subsidiaries entered into a New Bonding Facility with certain financial institutions for the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this New Bonding Facility is subject to a number of conditions, and is available to SOSA for a period of 18 months.

        On February 19, 2004 we announced that the deconsolidation of SOSA, combined with our own equity offering, would allow us to achieve compliance with the financial covenants in the original borrowing arrangements with our primary creditors. We subsequently allowed the waiver agreement with respect to our Senior Notes to expire on February 20, 2004. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon the termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants of the Senior Notes. We informed the representatives of the Senior Note holders that we disagreed with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The Senior Notes" and Note 29 to the Consolidated Financial Statements included in Item 18 of this Report.

        On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used to repay an existing revolving credit facility led by DnB NOR Bank ASA, which was originally due on November 26, 2003, and was extended by agreement with the bank group. The interest rate paid on the new facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on our consolidated debt to consolidated EBITDA ratio.

        As a result of these activities, which were partially offset by the consolidation of Twelve Ships Inc. (which had debt obligations of approximately $70 million as of November 30, 2003), our consolidated debt decreased from $1,699.7 million on November 30, 2003 to an estimated $1,266.3 as of May 31, 2004. As of May 31, 2004, we had an estimated cash and cash equivalents of in excess of $140 million. We are currently limiting capital expenditures, closely monitoring working capital, will no longer provide funding for SOSA and are limiting funding for SSF.

        The options available to us in the event that operational results fall below expectations or we were to be required to pay large fines or penalties as a result of the antitrust proceedings or otherwise include (i) raising new unsecured debt to repay existing debt, (ii) raising new secured debt, primarily by refinancing our Houston terminal as well as using our currently uncollateralized Braithwaite terminal, (iii) engaging in sale leaseback transactions, (iv) raising equity, (v) seeking approval from existing lenders to defer existing scheduled loan repayments, (vi) deferring discretionary capital expenditures, (vii) selling assets including our shares in SOSA (subject to the terms of the Amendment Agreement for the Senior Notes), and (viii) seeking to obtain waivers of covenant breaches were they to arise. There can be no assurance that we will be able to complete any of these actions.

        Subsequent to the end of 2003, SOSA took a number of actions to address its financial situation. In February 2004, SOSA issued and sold 45.5 million SOSA Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note issued by SOSA into SOSA equity. Additionally, on May 28, 2004 SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders equity before deduction of expenses. As of May 31, 2004 our ownership of SOSA was 41.7%.

Outlook for Fiscal Year 2004

SNTG

        Tanker revenue and income from operations are expected to increase in 2004, as the market turnaround that began in the fourth quarter of 2003 continues. We expect rates to remain at above 2003 levels due to an increase of demand outpacing available supply, with sustained demand from stronger economic growth. We expect costs to remain relatively flat in 2004, although we anticipate cost pressures from continued high bunker fuel prices, a weak U.S. dollar and inflationary pressure from suppliers, as well as additional legal expenses due to antitrust investigations and legal proceedings.

        We expect to maintain our high tank container utilization of around 80% during 2004. We expect demand to remain strong in our main operating regions of Europe, Asia and North America and we expect that the tank container fleet size will be increased during 2004 in line with this increased demand, either through strategic purchasing of new tank containers, leasing of tank containers or acquiring and repairing used tank containers. While there is a constant focus on preserving margins, we expect to see upward pressure on operating expenses, particularly in the area of ocean freight and trucking services. It is anticipated that the relative weakness in the U.S. dollar will also continue to negatively impact results, because most of our tank container revenues are earned in U.S. dollars while a significant portion of our costs are incurred in non-U.S. dollar currencies.

        There continues to be strong demand for storage at all of SNTG's wholly owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2004. We completed an expansion in Santos in 2003 and we expect to complete a further expansion in Houston in early 2004. We will therefore experience the full year effect on operating revenue and operating expenses in 2004. We will add further capacity to all three terminals during 2004, although given the long period of time for the expected completion of construction, we do not expect these expansions to have any significant impact on earnings during 2004. The joint venture terminals in Ulsan, South Korea and Westport, Malaysia are both expected to remain profitable during 2004. Overall, we expect that income from terminal operations will be higher in 2004 than in 2003.

SOSA

        SOSA's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. These financial covenants and the terms of SOSA's existing credit facility agreements were amended by the Intercreditor Deed. SOSA's latest forecasts for fiscal year 2004 indicate that there will be a narrow margin of compliance with its debt to EBITDA ratio covenant at the end of the fourth quarter of 2004. SOSA's ability to remain within its covenants is dependent on (i) its operating performance, (ii) its ability to recover variation orders and claims from customers where additional contract costs are incurred and (iii) the success of its plans to divest certain assets and businesses.

        SOSA has consequently made contingency plans in the event that it is unable to comply with its covenants as follows: (i) it has the option of raising unsecured debt finance as an alternative means of repaying bank facilities; (ii) it can defer discretionary capital expenditures; (iii) it has the option of raising further equity; and (iv) it can seek to obtain a waiver of covenant breaches if they were to arise.

        Some of the disputes over claims and variation orders were resolved after 2003 year-end, but because they relate to events that occurred prior to November 30, 2003, the impact of the settlements on the OGGS and Burullus projects was accounted for as a receivable in 2003. Significant additional costs to completion have been identified on the Sanha Bomboco and Bonga projects in March 2004. However, there were some strong regional performances, particularly in the NEC region, where offshore activity was exceptionally high, and the SAM region.

        SOSA was less successful in 2003 than in previous years in winning new contracts to replenish its order book, and its backlog at February 17, 2004 stood at $849 million, of which $556 million is expected to be executed in 2004. This compares to a backlog at February 17, 2003 of $1.5 billion, of which $1.0 billion was for 2003. Starting in December 2003, SOSA changed its definition of backlog to exclude future revenues from letters of intent and options and only to include signed agreements. As of March 31, 2004, SOSA has in excess of $900 million of additional recently awarded contracts in 2004, including the Langeled and Greater Plutonio contracts.

        In 2004, SOSA expects ship utilization to decline further due to the lack of demand for certain ships and barges, most notably the LB200 pipelay barge, which is expected to have a dry-dock for approximately 60 days in fiscal year 2004 and to remain unutilized until the start of the Langeled project in 2005. The overall utilization rate is expected to improve if the current ship disposal program is successful in eliminating surplus ship capacity, but the outlook was not sufficiently favorable as to obviate the need to record impairment charges in fiscal year 2003 against certain assets which are held for use, notably the LB200, the Seaway Kestrel and the Seaway Explorer.

SSF

        We expect an increase in SSF revenues in 2004 as a result of expected higher salmon and trout prices in Europe and an increase in farming volumes both in the Americas and Europe regions. Prices in the Americas region already recovered in 2003, compared to 2002 and 2001, and we expect slightly lower prices going forward. The price recovery was primarily caused by a reduction in the North American harvest, as a result of disease problems in the earlier years, combined with a modest increase in Chilean harvest. In Europe, we expect prices in 2004 to improve over prices in 2003, primarily due to expected lower Norwegian production in 2004.

        The expected volume increases in 2004 for SSF salmon operations overall are a result of the expansion of our Chilean operations, and anticipated recovery from the low 2003 salmon harvests due to diseases in 2001 and 2002 in Norway and the east coast of Canada. In the UK, improved planning and operations have enabled us to maximize the use of our existing assets. The only region where we expect to experience lower volumes in 2004 is the west coast of Canada, due to disease problems occurring in earlier periods. Production of SSF's other marine species is expected to be stable.

        The cost of producing salmon is expected to decrease in Chile, Norway and the UK, remain stable in the east coast of Canada and increase in the west coast of Canada. The cost of feed is approximately 40% to 45% of SSF's operating costs. Our feed cost is affected by the cost of raw material used in producing the feed, which costs the feed manufacturers are able to pass on to their customers. While we expect to see a reduction in the base price of feed, there is the risk that the cost of feed may increase due to a cost increase in the raw materials. Our ability to pass on increases in our feed costs to our customers is dependent on the supply and demand balance for our products.

        We expect improved profit margins from our processing and marketing operations in 2004. Overall, SSF expects better performance in 2004.

Results of Operations

        Presented below is a summary of our consolidated financial data for fiscal years 2003, 2002 and 2001:

For the years ended November 30, (in millions)	2003	2002	2001
Operating Revenue	$3,026.4	$2,908.1	$2,741.6
Operating Expenses	2,938.2	2,640.1	2,389.8

Gross Profit	88.2	268.0	351.8
Equity in net (loss) income of non-consolidated joint ventures	(11.1)	14.0	13.0
Administrative and general expenses	(241.7)	(210.6)	(209.5)
Impairment of tangible fixed assets	(176.5)	—	—
Write-off of goodwill	(2.4)	(118.0)	—
Write-off of Comex trade name	—	—	(7.9)
Restructuring charges	(18.4)	(9.6)	—
(Loss) gain on disposal of assets, net	(1.4)	10.3	14.3
Other operating (expense) income, net	(6.5)	(3.2)	1.2

(Loss) Income from Operations	(369.8)	(49.1)	162.9
Interest Expense, net	(92.8)	(93.1)	(113.9)
Foreign Currency Exchange Gain (Loss), net	13.4	1.2	(2.0)
Income Tax Provision	(15.3)	(18.0)	(27.6)
Minority Interest	148.5	56.2	4.3

Net (Loss) Income	$(316.0)	$(102.8)	$23.7

(Loss) Earnings per Common Share
Basic	$(5.75)	$(1.87)	$0.43
Diluted	$(5.75)	$(1.87)	$0.43

Consolidated Results of Operations

        The following discussion summarizes our results of operations for 2003 compared to 2002 and 2002 compared to 2001. For additional information about our results of operations for our three main businesses, please see "Business Segment Information" below.

Operating Revenue

        In 2003, we had consolidated operating revenue of $3.0 billion, compared to $2.9 billion in 2002 and $2.7 billion in 2001. Our consolidated operating revenue increased by $118.3 million or 4.1% in 2003 compared to 2002, and increased by $166.5 million or 6.1% from 2002 compared to 2001.

        Operating revenue in 2003 increased in all three of our major businesses. SNTG's increase in operating revenue in 2003 was largely attributable to the increase in revenue from the tank container division, reflecting an improvement in shipment volumes in 2003 due to increased demand in North America, Europe and Asia Pacific, and a larger fleet of tank containers. The increases in volume more than compensated for pricing pressures experienced in 2003. SNTG's tanker revenues improved due to increased volume of cargo shipped and strengthening of chemical spot market rates. SOSA contributed to the increase in operating revenue in 2003 as it worked through its high level of backlog in 2003 and SSF also contributed to the increase due to an increase in salmon prices in the Americas region, and higher volumes in the European region. Notwithstanding the increase, SSF's reserves also reflected a low level of harvests in the Americas and a weak seafood trading market in Asia.

        Operating revenue in 2002 increased primarily as a result of continued growth in the market for SOSA's services, particularly on major projects in the AFMED region, in addition to increased year-on-year revenue from the Paragon Companies, which were acquired during 2001. Operating revenue for SSF also increased in 2002, primarily due to a large increase in Asia Pacific trading activities and due to the inclusion of the Eicosal acquisition in Chile made in the middle of 2001. These increases more than offset a decline in operating revenue at SNTG. SNTG revenue in 2002 declined from 2001 primarily due to the loss of revenue following the sale of the Chicago and Perth Amboy storage terminals in late 2001. Additionally, there was a decline in SNTG's tanker revenues arising from a softening in the clean petroleum products market which in turn led to SNTG's redelivery of all of our time-chartered product tankers, reducing the overall average fleet size from 2.55 million dwt in 2001 to 2.32 million dwt in 2002.

Gross Profit

        We reported a gross profit of $88.2 million, $268.0 million and $351.8 million in 2003, 2002 and 2001, respectively. Our consolidated gross profit decreased by $179.8 million in 2003 compared to 2002 and decreased by $83.8 million in 2002 compared to 2001. Gross margins in 2003, 2002 and 2001 were 2.9%, 9.2% and 12.8%, respectively.

        The decrease in gross profit and gross margins during 2003 compared to 2002 was primarily attributable to the increase in operating expenses at SOSA on several major projects. It also reflected poor performance at SSF as a result of significant losses at SSF's Asia Pacific region. SNTG gross profit margin declined from 20.9% in 2002 to 19.9% in 2003, due to the inability to pass all cost increases, primarily related to bunker fuel and freight, back to customers and the increase in lease rental expense in 2002 and 2003 as a result of the parcel tanker sale/leaseback transactions. For SNTG in 2003, while 64% of our parcel tanker revenue was generated from COA, only 63% of this tanker revenue was earned under contracts that allowed SNTG to pass through higher bunker fuel costs to our customers. SSF gross profit declined by $28.1 million from 2002 to 2003, reflecting losses from what we believe to have been improper trading of seafood in SSF's Tokyo office, and high operating costs in the Americas.

        The decrease in gross profit and gross margins during 2002 compared to 2001 was also due to the increase in operating expenses of SOSA with respect to several major projects. SNTG gross margin in 2002 of 20.9% was similar to the gross margin in 2001 of 21.0%. SSF gross profit declined by $15.4 million in 2002, mainly due to low market prices for sales of trout and coho in the Americas region and low market prices for salmon.

Equity in Net (Loss) Income of Non-consolidated Joint Ventures

        Our equity in the net (loss) income of non-consolidated joint ventures was a loss of $11.1 million in 2003, compared to income of $14.0 million in 2002 and income of $13.0 million in 2001. The net loss in 2003 was partially due to a provision of $7.5 million for impairment of SNTG's investment in the U.S. cabotage fleet joint venture, Stolt Marine Tankers LLC. This was a joint venture involving the operation of two ships in the U.S. registered coastal fleet. In light of continued operating losses and diminished prospects to trade successfully, we negotiated an exit agreement with our joint venture partner, Marine Transport Corporation. This exit agreement was completed subsequent to year-end on December 19, 2003. The impairment charge was determined as a result of concluding this exit agreement shortly after year-end. In addition, our 2003 loss includes an impairment charge of $10.4 million on the investment in Dovechem in anticipation of its sale in December 2003. Further declines in equity in net (loss) income in non-consolidated joint ventures arose from deteriorating results from the SOSA joint ventures which included charges of $9.1 million relating to tangible fixed asset impairments, in particular a $6.6 million charge for NKT Flexibles. The slight increase in earnings in 2002 was due to the higher results across all SNTG tanker and terminal joint ventures in 2002 compared to 2001 partially offset by the lower results from the SOSA joint ventures.

Administrative and General Expenses

        Administrative and general expenses increased to $241.7 million in 2003 from $210.6 million in 2002 and $209.5 million in 2001. The increase in 2003 was mainly due to additional legal costs at SNTG of $15.5 million associated with the DOJ and EC antitrust investigations and related legal proceedings. Additionally, the 2003 increase reflects costs incurred in connection with our financial restructuring, including that of SOSA, and increased reported overhead costs at SOSA and SSF due to the weakening U.S. dollar. The increased costs were partially offset by lower costs related to SSL and OLL, the latter of which was sold in April 2003.

        The slight increase in 2002 was mainly due to higher costs at SOSA and SSF due to the weakening U.S. dollar, partially offset by lower costs at SNTG arising from the cost reduction program instituted in early 2002 with savings primarily generated by a reduction in the number of employees, and lower costs related to OLL and SSL. The administrative and general expenses as a percentage of operating revenue has increased in 2003 to 8.0% after decreasing in 2002 to 7.2% from 7.6% in 2001.

Impairment of Tangible Fixed Assets

        In accordance with SFAS No. 144, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in 2003, which related to an impairment charge of: (i) $44.2 million against the carrying amount of certain ships offered for sale; (ii) $55.7 million against the carrying amount of a separate trunkline business unit established in the fourth quarter of fiscal year 2003; (iii) $42.7 million to reduce to zero the carrying value of a system started in June 1995 for the design and fabrication of a high quality ship-mounted welding system; (iv) $28.8 million against the carrying amount of certain ships and other offshore equipment; and (v) $5.1 million to reduce to the expected sales price the carrying amount of certain equipment located at the Lobito fabrication yard on long-term lease to Sonamet, and which was sold to Sonamet after the end of 2003. For additional information on the asset impairment charges, please see Note 5 to the Consolidated Financial Statements included in Item 18 of this Report. There were no other tangible fixed asset impairment charges recorded in 2002 or 2001.

Write-off of Goodwill

        We incurred goodwill write-offs of $2.4 million in 2003, which were related to SSF's operations on the east coast of Canada and Chile. This represented a significant reduction from the goodwill write-offs of $118.0 million in 2002. The 2002 write-offs totaling $118.0 million were related to: (i) with respect to SOSA, $103.0 million related to Ceanic Inc., a corporation which SOSA acquired in 1998, $1.8 million relating to NKT Flexibles, a SOSA joint venture, and $1.6 million relating to PT Komaritim Indonesia, SOSA's Indonesian subsidiary; (ii) with respect to SSF, $7.8 million relating to the UK and U.S. (Maine) farming operations and $0.7 million relating to other corporate investments in SSF; (iii) with respect to SNTG, $3.1 million relating to Challenge International S.A. in France. We did not incur any goodwill write-offs in fiscal year 2001.

        SSF performed annual impairment reviews in 2003 on all remaining goodwill. Consequently, we recorded an impairment charge of $1.3 million against goodwill with respect to SSF's operations in the east coast of Canada as a result of continuing poor results in that region. We recorded an additional write-down of goodwill of $0.8 million related to SSF's operations in Chile as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with our corporate investment in Midt-Finnmark Smolt AS, a SSF joint venture.

        The largest portion of the goodwill that was written off in 2002 related primarily to acquisitions made by SOSA. During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill recorded in connection with Ceanic, NKT Flexibles and PT Komaritim, resulting in a combined total of $106.4 million in goodwill impairment charges. During the year ended November 30, 2002, the continuing poor results obtained in salmon farming activities also led SSF to perform an impairment review of all goodwill related to operations acquired in such activities. As a result, we recorded impairment charges totaling $7.8 million against goodwill, of which $6.3 million related to the entire remaining goodwill on the acquisition of two subsidiaries in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S.

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company, being its fleet of tank containers. On the basis of this disposal of the assets by the French subsidiary, we undertook an impairment review of the goodwill on this acquisition and we recorded an impairment charge of $3.1 million.

        For additional information on the goodwill write-offs, please see Note 6 to the Consolidated Financial Statements included in Item 18 of this Report.

Write-off of Comex Trade Name

        In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired. SOSA, therefore, recorded a charge of $7.9 million, before minority interest impact, in its results of operations in 2001 for the write-off of the trade name.

Restructuring Charges

        In 2003, we had total restructuring charges of $18.4 million. SOSA recognized restructuring charges of $16.2 million related to the implementation of its new management team's plan for SOSA's financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. These costs reflect $13.2 million in personnel and redundancy costs to reduce the total workforce by 21% from its then existing level of 7,000. Approximately 1,100 positions are affected as a result of the asset disposal program, and a further head count reduction of 400 is planned through restructuring SOSA's regional businesses. SOSA also incurred real estate costs of $2.7 million for lease rentals and leasehold improvement write-offs, and $0.3 million for professional fees in connection with asset disposals.

        In 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative was an overhead reduction effort, announced in January 2002. The restructuring program resulted in costs incurred during 2003 of $2.2 million and 2002 of $9.6 million associated with the overhead reduction program. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

        There were no restructuring charges incurred in 2001.

        For additional information on the restructuring charges of SOSA and SNTG, please see Note 8 to the Consolidated Financial Statements included in Item 18 of this Report.

Net (Loss) Gain on Disposal of Assets

        In 2003, we had a net loss of $1.4 million related to asset disposals. SNTG recorded a loss of $5.4 million on the sale of investments in the shares of two publicly traded companies in The Netherlands, Vopak and Univar. This loss was partially offset by a net gain of $4.4 million related to the sale of OLL's assets to Elemica, Inc. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, and $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

        In 2002, SOSA sold the assets of Big Inch Marine Systems, Inc. for a pretax gain of $8.0 million. SNTG also sold other assets with a net pretax gain of $2.3 million, including approximately $1.1 million primarily associated with the sale of an apartment in Singapore.

        In November 2001, we sold SNTG's tank storage terminals in Perth Amboy and Chicago for a pretax gain of $12.2 million, $7.3 million after tax. Under the terms of the sale agreement we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, no liabilities have been incurred, and we do not anticipate any such contingencies to be incurred in the future. The Chicago terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago sale, we assigned our rights to the terminal property to a third party. We also sold other assets for a net pretax gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA.

Other Operating (Expense) Income

        In 2002, SSF incurred fish stock mortalities and submitted a claim of $6.9 million to its insurers under its fish stock mortality insurance policies for a recovery of the excess loss above the annual deductible under the policy. SSF had submitted a similar claim in 2001 that was accepted and paid. Of the $6.9 million claim in 2002, SSF reserved $1.6 million in 2002 as a provision for a claim reduction that SSF estimated it may have to agree upon to obtain a timely settlement. The insurers, while not formally declining to pay the 2002 claim, have raised arguments challenging their obligation to pay. No agreement was reached between SSF and these insurers during 2003. SSF has therefore made the decision to revise its estimate in this matter and to fully reserve the claim in 2003 to reflect our estimated recoveries until such time as an amount is agreed and accepted, or an arbitrator determines an amount of payout. In 2003, SSF also recorded provisions at its Americas region for the closure of hatcheries of $0.8 million and for future site retirement costs of $0.4 million.

Income (Loss) from Operations

        In 2003, we had a loss from operations of $369.8 million, compared to a loss of $49.1 million in 2002. In 2001, we reported income from operations of $162.9 million. The loss from operations in 2003 was largely attributable to the losses at SOSA and SSF. In particular, these losses reflect the $176.5 million in impairment charges recognized by SOSA, the negative revisions on several large loss-making contracts at SOSA, the large unfavorable variance at SSF primarily due to the poor results of our Asia Pacific region, the additional costs incurred in the Americas region to fulfill the requirements of various marketing and distribution contracts, and the impairment charges recognized by SNTG of $17.9 million in total for our investments in Dovechem and Stolt Marine Tankers LLC.

The increase in administrative and general expenses of $31.1 million was primarily due to antitrust and other investigation related legal expenses, financial restructuring costs and a weakening of the U.S. dollar. The loss incurred in 2002 was largely attributable to $118.0 million in goodwill write-offs, primarily related to acquisitions by SOSA, the low market prices experienced by SSF in its Americas and European regions, the loss-making turnkey projects at SOSA, and $9.6 million of restructuring charges incurred by SNTG.

Net Interest Expense

        Net interest expense decreased to $92.8 million in 2003 from $93.1 million in 2002 and $113.9 million in 2001. The decrease in 2003 reflected lower interest expense at SNTG due to the full-year impact in 2003 of the 12 parcel tanker sale/leaseback transaction and the additional sale/leasebacks of parcel tankers completed in 2003, which was partially offset by increases in interest expense for SOSA and SSF due to higher debt levels. The $20.8 million decrease in interest expense in 2002 was due to lower rates and the sale/leaseback of 12 parcel tankers in March 2002 resulting in lower interest payments, despite higher debt levels. The SNTG sale/leaseback transactions lowered interest expense in 2003 and 2002, but increased our lease rental payments that are included in operating expenses.

Foreign Currency Exchange Gain (Loss), Net

        For 2003, we had a foreign currency exchange gain of $13.4 million, compared to a gain of $1.2 million in 2002 and a loss of $2.0 million in 2001. The increase of $12.2 million in 2003 compared to 2002 was a result of SSF's redesignation of certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. The redesignation of such loans was due to the deterioration in the SSF group's liquidity situation and related restrictions on additional funding from SNTG to SSF. Following this redesignation, SSF prospectively recognized $13.7 million in foreign currency exchange gains in 2003.

Income Tax Provision

        The 2003 results included a tax provision of $15.3 million compared to $18.0 million in 2002 and $27.6 million in 2001. In 2003, the tax provision primarily related to the SSF tax provision of $15.6 million, including $8.0 million in the Americas region of which $5.0 million related to a deferred tax asset write-off, $2.7 million in Norway for a deferred tax asset write-off, and taxes on profits in Iberia of $1.4 million and in Asia Pacific of $2.4 million. In addition, SOSA recorded a tax benefit of $0.6 million in 2003 and SNTG recognized a tax provision of $0.3 million.

        The SOSA tax benefit in 2003 is comprised primarily of a charge for revenue based withholding taxes of $6.6 million and a deferred tax benefit of $7.3 million. SOSA has recognized deferred tax assets for net operating loss carryforwards ("NOLs") in Norway and the UK. While SOSA has NOLs in several other countries, it has recorded valuation allowances against the corresponding deferred tax assets in those instances where SOSA does not consider it more likely than not that future taxable profits to realize the corresponding tax benefit exist.

        The SNTG tax provision in 2003 declined by $8.8 million from the 2002 amount of $9.1 million, mainly due to tax benefits recognized in 2003 in connection with the increased antitrust and other investigation related legal fees and the write-off of our investment in Stolt Marine Tankers LLC.

        In 2002, the tax provision primarily related to losses incurred by SOSA and SSF for which no benefit was recognized and an increase in the valuation allowance against our net deferred tax assets. These items were offset, in part, by a release of certain deferred tax liabilities associated with the UK shipping companies of SOSA that have elected to join the UK tonnage tax regime and the impact of U.S. and non-U.S. shipping income not subject to tax.

        SOSA recorded a net tax charge of $8.2 million in 2002, compared to a net tax charge of $20.6 million in 2001. The tax charge in 2002 included withholding taxes of $14.0 million imposed by tax authorities in certain countries. Additionally, in the NAMEX region, SOSA did not recognize a deferred tax asset for the losses incurred, and took a further $10.8 million valuation allowance against the deferred tax asset brought forward from 2001 because of the continuing losses in the region. SOSA also reviewed its position under the UK tonnage tax regime whereby taxable income is calculated by reference to the tonnage of the vessel, and released a further $21.3 million of deferred tax liability in respect of fixed asset temporary differences. This was partially offset by a valuation allowance against its net operating losses, primarily in the U.S., due to the uncertainty of SOSA's ability to generate sufficient future taxable earnings to realize the tax benefit of offsetting the prior operating loss carryforwards.

Minority Interest

        Minority interest was $148.5 million, $56.2 million and $4.3 million in the 2003, 2002 and 2001, respectively. The increase of $92.3 million in 2003 compared to 2002 was primarily due to the minority interest portion of the increased losses at SOSA partially offset by an increase in the minority share of net income of certain SOSA subsidiaries. The increase of $51.9 million in 2002 compared to 2001 was entirely due to the increased losses in SOSA.

Net Income (Loss)

        As a result of the various factors described above, we reported a net loss of $316.0 million or $5.75 per share in 2003, as compared to a loss of $102.8 million or $1.87 per share in 2002 and net income of $23.7 million or $0.43 per share in 2001.

Business Segment Information

        We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries, which SNSA, either directly or indirectly, controls.

        In addition to reporting on a consolidated basis, we have three reportable segments from which we derive revenues: SNTG, SOSA and SSF.

        The "Corporate and Other" category includes corporate-related expenses, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments. The reportable segments reflect our internal organization and are strategic businesses that offer different products and services.

Operating Revenue by Business Segments

For the years ended November 30, (in millions)	2003	2002	2001
Operating Revenue
Stolt-Nielsen Transportation Group
Tankers	$762.1	$747.2	$818.1
Tank Containers	254.7	227.6	214.4
Terminals	63.9	58.5	78.4

Total	1,080.7	1,033.3	1,110.9
Stolt Offshore	1,482.3	1,437.5	1,255.9
Stolt Sea Farm	461.8	435.7	374.4
Corporate and Other	1.6	1.6	0.4

Total	$3,026.4	$2,908.1	$2,741.6

Gross Profit (Loss) by Business Segment

For the years ended November 30, (in millions)	2003	2002	2001
Gross (Loss) Profit
Stolt-Nielsen Transportation Group
Tankers	$146.5	$151.2	$162.7
Tank Containers	45.8	43.8	40.8
Terminals	22.7	20.9	30.1

Total	215.0	215.9	233.6
Stolt Offshore	(108.3)	42.5	94.4
Stolt Sea Farm	(20.1)	8.0	23.4
Corporate and Other	1.6	1.6	0.4

Total	$88.2	$268.0	$351.8

Income (Loss) from Operations by Business Segment

For the years ended November 30, (in millions)	2003	2002	2001
Income (Loss) from Operations
Stolt-Nielsen Transportation Group
Tankers	$57.8	$83.2	$97.7
Tank Containers	18.7	18.7	17.7
Terminals	7.3	18.9	36.1

Total	83.8	120.8	151.5
Stolt Offshore	(380.5)	(123.6)	36.4
Stolt Sea Farm	(63.7)	(27.8)	(0.4)
Corporate and Other	(9.4)	(18.5)	(24.6)

Total	$(369.8)	$(49.1)	$162.9

Results of Operations per Segment

SNTG

        Tankers

        As of November 30, 2003, SNTG owned and/or operated 125 ships, representing 2.08 million dwt. Of this total, 63 ships participated in the Joint Service, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep-sea, inter-continental market. The 63 ships included in SNTG's owned and/or operated fleet include 15 ships that are owned by parties other than SNTG and four ships that SNTG time-charters from third parties. Seven of the ships which operate in the Joint Service are owned by NYK Stolt Tankers, S.A., a joint venture in which SNTG has a 50% interest. The remaining ships provide regional services. The composition of the fleet at November 30, 2003 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2003
Joint Service:
Stolt-Nielsen Transportation
Group Limited	44	1.42	80.61
NYK Stolt Tanker S.A.	7	0.17	10.85
Barton Partner Limited	1	0.01	1.10
Bibby Pool Partner Limited	5	0.08	5.45
Unicorn Lines (Pty) Limited	2	0.03	1.99

	59	1.71	100.00
Time-chartered ships	4	0.12

Total Joint Service	63	1.83
Ships in regional services	62	0.25

Total	125	2.08

        Earnings available for distribution to the Joint Service participants are defined in the Joint Service agreement as the combined operating revenue of the ships, which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. Joint Service earnings are distributed proportionately to each participant according to a formula, which takes into account each ship's cargo capacity, number of operating days during the period and an earnings factor.

        In our results of operations, SNTG tanker revenues include 100% of the operating revenue of the Joint Service, and tanker operating expenses include all voyage costs associated with the participating ships, as well as the earnings distributed to the other participants in the Joint Service. The distributions made to minority participants in the Joint Service for 2003, 2002, and 2001 were $66.9 million, $71.9 million and $100.3 million, respectively, and include amounts distributed to non-consolidated joint ventures in 2003, 2002 and 2001 of $38.4 million, $40.5 million and $42.0 million, respectively. After factoring in such costs and distributions associated with other participants in the Joint Service, SNTG received approximately 80%, 80%, and 74% of the net earnings of the Joint Service in 2003, 2002, and 2001, respectively.

Operating Revenue

        SNTG tanker operating revenue in 2003 increased 2% to $762.1 million from $747.2 million in 2002, which was an 8.7% decrease from $818.1 million in 2001. The changes in operating revenue in 2003 and 2002 were primarily due to changes in volume of cargo shipped and the strengthening, in 2003, of chemical spot rates. Cargo carried, excluding non-consolidated joint ventures, in 2003 was 23.0 million tons, an increase of 3% from 22.4 million tons in 2002, which was a decrease of 12% from 25.4 million tons in 2001. The 2003 volume increase reflects higher utilization of SNTG's ships, despite the average fleet size decreasing 7% from 2.32 million dwt in 2002 to 2.16 million dwt in 2003. SNTG's fleet in 2002 decreased 9% from an average of 2.55 million dwt in 2001. The decrease of operating revenue in 2002 from 2001 was attributable to the softening of the CPP market leading SNTG to redeliver time-chartered product tankers as demand weakened in this sector of the market in the second half of 2002.

Gross Profit

        SNTG's tanker operations had gross profits of $146.5 million, $151.2 million, and $162.7 million in 2003, 2002, and 2001, respectively, and gross margins of 19.2%, 20.2%, and 19.9%, in 2003, 2002 and 2001, respectively. The decrease in gross profits in 2003 reflected increased expenses that outpaced the increase in operating revenue. In fiscal year 2002, the decrease in gross profit as compared to 2001 was in line with the decline in operating revenue. SNTG tanker operations had operating expenses in 2003 of $615.6 million compared to $596.0 million in 2002 and $655.4 million in 2001. The increase in operating expenses in 2003 was primarily due to increases in the price of bunker fuel. In 2003, bunker fuel for SNTG's tanker operations constituted approximately 20% of the total operating expenses for tankers, an increase from 2002 and 2001 when bunker fuel was 17% of total operating expenses. The average price of bunker fuel purchased by SNTG during 2003 was approximately $175 per ton. This compares to the average bunker fuel price for 2002 of approximately $144 per ton and $139 per ton in 2001. SNTG attempts to pass fuel price fluctuations through to our customers under COA, typically one year in duration. In 2003, 64% of tanker revenue was under COA with the remaining 36% derived from voyages based on spot rates. The percentage of revenue from COA was 67% in 2002 and in 2001 was lower than 2003 and 2002 at 54%. During 2003, approximately 63% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 37% of tanker revenue earned under COA was directly impacted by changes in fuel prices. In addition, the increase in expenses was caused by the full-year impact of the sale/leaseback of 12 parcel tankers in 2002 and additional sale/leasebacks of parcel tankers in 2003 as well as the weakening of the U.S. dollar. Substantially all of tanker revenue is collected in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and dry docking charges are incurred in non-U.S. dollar currencies. Therefore, in 2003 when the value of the U.S. dollar declined, tanker operations were adversely impacted.

        An important measure of performance in many shipping companies, including SNTG, is the sailed-in rate per ship per day. The sailed-in rate may be calculated for a single ship or for a fleet of ships and is calculated as operating revenue, less voyage expenses, which are expenses that may vary depending on the ship or fleet's voyage pattern. The most significant voyage expenses include bunker fuel, port charges, marketing overhead, commissions paid to brokers, and expenses associated with subletting excess cargo to other shipping companies. The sailed-in rate is measured before any costs associated with the owning and management of the ships. Owning and management costs generally do not vary depending on the voyage pattern and include crew costs, maintenance and repairs, insurance, depreciation and interest expense. As such, within many shipping companies, including SNTG, the sailed-in rate is considered an important market measurement, which encompasses rates or prices, volumes, and utilization of how the ship and/or fleet is deployed. As part of our quarterly earnings release, we publish the Sailed-In Time-Charter Index for the Joint Service. The Sailed-In Time-Charter Index for the Joint Service is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the sailed-in rate per ship per day at the time. During the period of 1990 to 2003, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.10 over this period. The average Sailed-In Time-Charter Index for 2003, 2002 and 2001 was 1.03, 1.07 and 1.09, respectively. For 2003 the Sailed-In Time-Charter Index decreased approximately 4% from 2002, after decreasing 2% in 2002 from 2001. Based on the configuration of the Joint Service fleet as of May 31, 2004, we expect that a 5% change in the Sailed-In Time-Charter Index from the average 2003 figure of 1.03 would generally result in a change in our gross profit of $15 million to $17 million. As Sailed-In Index is a measurement for the Joint Service only, this sensitivity excludes any impact of changes in sailed-in rates for our regional fleets, which may or may not move in tandem with sailed-in rates for the Joint Service.

        Ship owning costs associated with SNTG's ships in the Joint Service increased by 2% in 2003 from 2002, after decreasing 2% in 2002 from 2001. The variance in ship owning costs between the years was a result of the change in fleet composition and improved purchasing practices, offset by a weakening U.S. dollar and higher insurance expenses.

Tank Containers

Operating Revenue

        Operating revenue in 2003 was $254.7 million, a 12% increase from $227.6 million in 2002, which was a 6% increase from $214.4 million in 2001. The improvement in 2003 and 2002 was attributable to increased demand in our major markets of North America, Europe and within the Asia Pacific. Increased sales and marketing initiatives led to growth in our food grade business formed in 2002 and in growing markets such as Eastern Europe, China, the Middle East and India. With the growth in the markets, there has been an improvement in volume of our container shipments in 2003 and 2002. In 2003 we moved 74,615 container shipments, an increase of 12% from the 66,330 container shipments moved in 2002, which was an 11% increase in shipments of 59,762 in 2001. The increases were primarily due to increased shipments in North America, Europe and Intra-Asia in 2003 and 2002 as compared to 2001. The 6% increase in revenues from 2001 to 2002 was less than the increase in shipments due to pricing pressures.

        SNTG was able to meet the growth in demand by increasing the number of tank containers in our fleet while improving the fleet's overall utilization to 79% in 2003 as compared with 77% in 2002 and 70% in 2001. The significant improvement in 2002 and further in 2003 was the result of improved global market conditions and the implementation of sophisticated fleet optimization and forecasting software. By the close of fiscal year 2003, SNTG owned or operated a fleet of 15,999 tank containers, a 7% increase from the 14,955 tank containers owned or operated at the end of 2002 which itself was a 5% increase from the 14,184 tank containers controlled at the end of 2001. SNTG increased the number of tank containers in 2003 by leasing additional tank containers to meet the increase in overall demand and the continued growth of the food grade activity.

Gross Profit

        SNTG's tank container operation had gross profit of $45.8 million, $43.8 million and $40.8 million in 2003, 2002 and 2001, respectively and gross margins of 18%, 19% and 19% in 2003, 2002 and 2001 respectively. Margins decreased slightly in 2003 due to downward pricing pressure in our markets from Asia and South America and increased movement of empty tank containers to meet the increased demand in our major markets in North America, Europe and within Asia Pacific. The decrease was only partially offset by increased shipments, as well as the resulting improvements in utilization of our tank containers.

        SNTG's tank container operating expenses in 2003 were $208.9 million compared to $183.8 million in 2002 and $173.6 million in 2001. The increase in operating expenses in 2003 was primarily due to an increase in tank container rental costs resulting from the increased number of tanks operated, an increase in the freight and associated costs to move loaded tank containers reflecting from the increased number of shipments and an increase in the costs resulting from a greater number of tank container required to be repositioned during the year. Furthermore, additional operating expenses were incurred due to rising fuel expenses and the decline in the value of the U.S. dollar against most global currencies.

        Offsetting some of the increases in operating expenses was the continued reduction in the average leasing cost for tanks for 2003, which was 1% lower than 2002 due to a change in the mix of long-term and short-term leases. The leasing cost for 2002 was 7.3% lower than 2001.

Terminals

Operating Revenue

        Operating revenue in 2003 was $63.9 million, an increase of $5.4 million or 9%, from $58.5 million in 2002, which in turn was a decrease of $19.9 million from $78.4 million in 2001. In November 2001, SNTG sold the Perth Amboy and Chicago terminals. They were sold as part of an initiative to divest non-strategic assets as the synergy between these terminals and the tanker division was limited given that SNTG ships infrequently called at these terminals. SNTG is focused on expanding the terminals in key locations such as Houston, Braithwaite and Ulsan, South Korea to maximize the synergy between SNTG's parcel tankers and the terminals. The expansions in the three owned terminals account for $1.9 million or 3% of the revenue increase in 2003 as compared to 2002, with the remaining 6% increase primarily a result of a full year of operations in 2003 of Braithwaite's initial expansion. With the expansions in Houston and Santos completed toward the end of 2003, the full year effect on operating revenues will only be felt in 2004.

        Total storage capacity of our wholly owned facilities at the end of 2003 was 4.0 million barrels (630,700 cubic meters) as compared to 3.4 million barrels (537,700 cubic meters) and 2.5 million barrels (403,500 cubic meters) at the end of 2002 and 2001, respectively. Average capacity utilization was 97% in 2003, 97% in 2002, and 95% in 2001. The higher average capacity utilization in 2003 and 2002 as compared to 2001 was mainly due to increased activity at the Houston and Santos terminals, as well as the positive impact from the sale of the Chicago terminal, which had a lower average utilization.

Gross Profit

        Gross profit of SNTG's terminal operations was $22.7 million, $20.9 million, and $30.1 million, in 2003, 2002, and 2001, respectively. Gross margins were 36%, 36%, and 38% for 2003, 2002 and 2001, respectively. The improvement of gross profit from 2002 to 2003 was primarily a result of the expansions of the Braithwaite and Santos terminals. The decline of gross profit from 2001 to 2002 was attributable to the sale of the Chicago and Perth Amboy terminals.

        Operating expenses in 2003 were $41.2 million, an increase of $3.6 million, from $37.6 million in 2002, which in turn was a decrease of $10.7 million from $48.3 million in 2001. The increase in operating expenses in 2003 was primarily due to the impact of full year operations at the expanded Braithwaite terminal and increased salary and wages, employee benefit programs, utility costs and wastewater treatment costs at the Houston terminal. The decrease of operating expenses in 2002 was primarily due to the sale of the Chicago and Perth Amboy terminals, which was offset to some extent by the start up costs at the Braithwaite terminal. Gross margins remained stable in 2003 due to improved margins for the Braithwaite terminal offsetting a decline in the margin for the Houston terminal. The margins at the Braithwaite terminal increased as a result of increased capacity utilization and higher customer activity levels while in the Houston terminal revenues remained relatively constant and expenses increased. Margins fell in 2002 from 2001 due to a slight decline in the margin for the Houston terminal resulting from increased wastewater treatment costs and the higher infrastructure costs incurred with respect to the new storage capacity at the Braithwaite terminal.

SOSA

        Summary of SOSA's major projects for fiscal years 2003, 2002, and 2001:

Angostura project	A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), under execution during 2003 to 2004 for BHP Billiton.
Bonga project	A lump sum SURF project offshore Nigeria (AFMED region), executed during 2001 to 2004 for SNEPCO.

Burullus project	A lump sum SURF project offshore Egypt (AFMED region) executed during 2001 to 2003 for the Burullus Gas Company.
Conoco CMS 3 project	A lump sum SURF project offshore the UK (NEC region) executed during 2001 to 2003 for ConocoPhillips (UK) Ltd.
Duke Hubline project	A combined lump sum and day rate Conventional project in the U.S. (NAMEX region), executed during 2002 to 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services LLC.
Erha project	A lump sum SURF project offshore Nigeria (AFMED region), to be executed during 2002 to 2006 for ExxonMobil Nigeria ("EEPNL").
Girassol project
A lump sum SURF project offshore Angola (AFMED region), comprising the building and installation of two riser towers in 1,400 meters of water and the installation of associated pipelines and umbilicals, executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem S.A.
OGGS project
A lump sum Conventional offshore gas gathering system project offshore Nigeria (AFMED region), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited ("SPDC"), acting on behalf of itself and partners, including the Nigerian National Oil Company.
Sanha Bomboco project	A lump sum Conventional project offshore Angola (AFMED region) under execution during 2002 to 2004 for ChevronTexaco led by Cabinda Gulf Oil Company ("CABGOC").
Shell EA project	A lump sum SURF project executed during 2001 to 2003 for Shell in Nigeria (AFMED region).
Skirne Byggve project	A lump sum SURF project offshore Norway (NEC region) executed during 2002 to 2003 for Total.
Yokri project
A lump sum Conventional project in Nigeria (AFMED region) under execution during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Operating Revenue

        Operating revenue increased slightly to $1,482.3 million in 2003 from $1,437.5 million in 2002, as SOSA worked through a high level of backlog. Operating revenue in fiscal year 2002 increased to $1,437.5 million from $1,255.9 million in 2001. This reflected the continued growth in the market for SOSA's services, particularly on major projects in AFMED, in addition to increased year-on-year revenue from the Paragon Companies.

        Operating revenue for 2003 was $44.8 million higher than 2002. In the AFMED region, operating revenue decreased marginally in fiscal year 2003 to $673.8 million. The continued high level of activity in West Africa on the major projects was the main driver for the sustained high level of revenue, generating 64% of the revenues for fiscal year 2003. In the NEC region, operating revenue increased to $387.6 million in fiscal year 2003, with the region reporting particularly high activity in the Norwegian sector of the North Sea. The NAMEX region reported operating revenue in fiscal year 2003 increased marginally to $200.6 million. The IMR activity levels were higher than prior years as a result of continued hurricane repair work in the first quarter related to damage to offshore installations from Hurricane Lili in the Gulf of Mexico. This was partially offset by SURF activity levels which were lower than the previous year due to lack of a dedicated SURF ship available in the NAMEX region. Operating revenue in the SAM region increased in fiscal year 2003 to $56.0 million. The increase was mainly due to the very high ship utilization on the two long-term charter contracts operating in the SAM region. Operating revenue in the AME region increased marginally in fiscal year 2003 to $26.8 million. The majority of the AME revenue in fiscal year 2003 was derived in Indonesia, where the activity levels were still lower than expected and well below the high level achieved in fiscal year 2001. Corporate operating revenue increased marginally in fiscal year 2003 to $137.5 million due to higher sales achieved by Serimer DASA on offshore welding work for customers other than SOSA and stable revenue levels in the Paragon Companies.

        Operating revenue in the AFMED region was $702.7 million in fiscal year 2002, up from $520.2 million in fiscal year 2001. The increase from year 2001 to 2002 was largely due to high levels of activity in Nigeria, partially offset by lower revenue in Angola and lower activity on an offshore project for a consortium led by Total Angola. In the NEC region, operating revenue increased to $335.6 million in fiscal year 2002 from $325.3 million in fiscal year 2001. In the Norwegian sector, there was a difficult market situation in both 2002 and 2001, with no significant conventional lump sum or pipelay projects. The small increase in 2002 revenue was mainly related to the activity level in the subsea construction market. In the UK sector in 2002, there was a continuation of the increased project activity from 2001. Operating revenue in the NAMEX region decreased to $190.5 million in 2002 from $276.7 million in 2001. This was due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC that was completed in early 2002, and reduced subsea construction activity as a result of depressed market conditions. There was an upturn in activity in the final quarter of 2002 to repair damage caused by Hurricane Lili. Operating revenue in the SAM region in 2002 increased slightly in 2002 to $52.0 million from $50.5 million in fiscal year 2001 due to the continued good performance and stable utilization levels of the long-term charters. Operating revenue in the AME region in 2002 decreased by $13.7 million to $25.7 million from $39.4 million in 2001 due to a downturn in the market for construction and shallow water work in Indonesia and drill support ROV work throughout the AME region. Corporate operating revenue increased in fiscal year 2002 to $131.0 million from $43.8 million in 2001. Of this increase, $68.7 million is attributable to the inclusion of revenues from both Paragon Engineering Services, Inc. and Paragon Litwin for a full financial year. In 2001, these businesses were only consolidated for part of the year subsequent to each respective acquisition.

Gross (loss) profit

        In 2003 SOSA reported a gross loss of $108.3 million. This is mainly due to negative revisions on several large loss-making contracts, including the Bonga, OGGS, Sanha Bomboco and Burullus projects. Settlement on all outstanding claims and variation orders on the OGGS and Burullus projects was achieved with the respective customers in fiscal year 2004, and the impact has been fully reflected in fiscal year 2003 results because the settlements related to work completed before November 30, 2003.

        In 2003, the gross profit in the AFMED region was depressed by the continuing losses on legacy projects in West Africa and Egypt. These projects were characterized by low margins at the tender stage, further adversely affected by operational difficulties and cost overruns. The outcome of protracted negotiation over disputed variation orders and claims were in included in the 2003 result. In the NEC region, favorable results were achieved on a number of Norwegian and UK sector projects, particularly the Vigdis project extension and the BP Madoes and Mirren projects. The successful resolution of the Allseas Corrib project in the first quarter of 2004 is reflected in the 2003 results, as well as a provision for costs relating to umbilical cable repair in the Norwegian sector. In the NAMEX region, substantial losses incurred in the Duke Hubline project were only partly offset by profitable results on a number of smaller, principally day rate jobs. The SAM region reported substantial favorable gross margins on long-term contracts involving the Seaway Condor and the Seaway Harrier, reflecting SOSA's local expertise. The AME region suffered continuing weak gross margins in many of its numerous small projects in what continues to be a very competitive geographical segment. The Corporate region reported favorable gross margins on two of the stand-alone business units, particularly Serimer Dasa, but the favorable margins were offset by poor results in the Paragon Companies.

        The gross profit for 2002 was $42.5 million compared with a gross profit of $94.4 million in fiscal year 2001. This degradation in trading performance was due to loss-making turnkey projects, mainly the OGGS and Burullus projects in the AFMED region. In 2002, the gross profit in the NEC region included an adverse variance attributable to the Conoco CMS 3 project. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, leading to significant increases in the duration of work and associated expenditures. In the NAMEX region, there were improved results in 2002 on subsea construction projects. The deterioration in the AME region in fiscal 2002 from 2001 was attributable to a drop in market conditions for construction and drill support ROVs. Corporate gross profit was lower in 2002 because revenue earned by certain ships and equipment did not cover fixed costs.

SSF

Operating Revenue

        Operating revenue in 2003 increased 6% to $461.8 million from $435.7 million in 2002, which was a 16% increase from $374.4 million in 2001. The increase in operating revenue in 2003 is a result of a combination of factors with offsetting effects. In the Americas region, overall volumes harvested in 2003 were lower on the west coast of Canada than in 2002 due to shortages of fish. The shortages resulted from extraordinary mortalities in earlier years caused by viral and parasitic infections. Additionally, there were shortages in Chile due to poor growing conditions for the fish in the early part of the 2003 and disease. However, fish prices in the Americas increased from 2002 to 2003, due to a reduction in industry supply from Canada and zero growth from Chile in the first half of the year, so that overall operating revenue in the Americas region increased. In Europe, harvested volumes increased generally in Norway and the UK due to the recovery from extraordinary fish mortalities in 2001 that adversely affected harvested volumes in 2002. The increase in harvested volumes in Europe, partially drawn by the lifting of EU restrictions, reflected better use of existing assets, better growing conditions, and changes in the harvest planning and husbandry practices, which resulted in more biomass of fish being available for harvest. Although a generally weak pricing environment persisted, particularly for salmon produced in Norway, in 2003, operating revenue increased, with an increase in harvested volumes. Volumes and prices in the Iberia region were steady from 2002 to 2003, but the euro strengthened so the results reported in U.S. dollars were higher and resulted in an 18% increase in operating revenue in this region. In the Asia Pacific region, volumes overall in 2003 decreased mainly due to reduced sales volumes in Japan where we deliberately cut back our trading business as a result of operational and liquidity issues, and poor prices for the bulk frozen trout and coho businesses. The price of Southern bluefin tuna also decreased in 2003 from 2002. Overall, SSF operating revenue in Asia Pacific decreased by 8% in 2003 from 2002.

        The increase in operating revenue in 2002 was primarily due to increased activity in the Asia Pacific trading operations, as well as the inclusion of a full year of results for Eicosal in Chile which was acquired in July 2001. Operating revenue for 2002 in the Norway region fell 13% primarily due to a shortage of volumes following a disease outbreak in 2001.

        The total volume of Atlantic salmon, salmon trout and coho sold, in gutted whole fish equivalent metric tons, assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, was 97,800 metric tons in 2003, 93,700 metric tons in 2002 and 72,800 metric tons in 2001. Of the metric tons sold, 61,300 metric tons, 59,600 metric tons and 51,100 metric tons, in 2003, 2002 and 2001, respectively, was from SSF's own production, the remainder being sourced from other producers. The increase in volume of SSF's own production in 2003 mainly reflects the increases in harvests in Europe, as described above. The increase in volume of SSF's own production in 2002 mainly reflects the additional volumes from the acquisition in 2001 of Eicosal in Chile.

Gross Profit (Loss)

        SSF incurred a gross loss of $20.1 million in 2003, and gross profits of $8.0 million and $23.4 million in 2002 and 2001, respectively. Gross margins were (4%) in 2003, 2% in 2002 and 6% in 2001.

        The gross loss incurred in 2003 primarily reflects a very large adverse swing in Asia Pacific, mainly due to poor market conditions for trout, coho, and bluefin tuna in Japan as well as trading activities and other transactions in Japan that we believe were improper and unauthorized.

        In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and, consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions which had the effect of diverting funds from SSF for his direct or indirect benefit. The employee and all other individuals believed to be involved in the improper transactions and other unauthorized activities have since left SSF and certain other regional senior managers in the Asia Pacific region, who are not suspected of participating in such transactions and activities, have also left SSF. A new general manager for SSF Japan has been hired and a new interim President for SSF Asia Pacific has been reassigned from SSF Europe to manage the operations until a permanent President is appointed. We have made a claim under our fidelity insurance policy. This policy has a claim limit of $5 million, and in the absence of any acknowledgement of liability for the claim by the insurers, no insurance recovery has yet been accrued. In addition, although the Southern bluefin tuna ranching activity overall was profitable in the Asia Pacific region, selling prices for our own ranched bluefin tuna were approximately 20% lower in 2003 than in 2002, and not all the tuna production was sold while inventories of traded tuna products that we bought in the market in 2002, at higher prices, with the intent of selling were sold at low or negative margins in 2003 following further market price declines. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species, to reflect the weaker markets in Asia at the time. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003 compared to a gross profit of $22.6 million in 2002. SSF's Asia Pacific operations outside of Japan generally operated with a positive gross profit in both 2003 and 2002.

        Partly offsetting the reduction in gross profit in Asia Pacific was a substantial improvement in the Americas region. Although volumes overall were approximately 10% lower in 2003 than in 2002, market prices were significantly higher as a result of lower industry harvests in Canada and no industry growth in Chile in the first half of 2003. Additionally, farming production costs were lower on the east coast of Canada due to improved farming management practices, although this was partially offset by higher marketing and distribution costs as a result of our efforts to fulfill contractual obligations despite the regional imbalances of production. In Europe, margins were better in 2003 compared to 2002, despite mostly lower selling prices in 2003, due to better management of the European marketing function, the lifting of the EU Agreement's minimum import prices and a better product mix than in 2002. Partially offsetting this were lower of cost or market provisions SSF made to selected inventories in the Americas and UK, and its halibut operations totaling $1.8 million, primarily due to low market prices for these specific products.

        The reduction in gross profit in 2002 reflects reductions mainly in the Americas region and in Norway. In the Americas in 2002, sales of trout and coho, which were part of the acquisition of Eicosal which was completed in mid 2001, were made at low or negative margins due to the very low market prices at the time. In addition, SSF's west coast activities in the Los Angeles seafood center suffered a sharp fall in margins. In Europe, prices in 2002 were lower compared to 2001. Gross profits in Asia Pacific increased overall due to the substantial increase in volumes traded, although margin percentages were slightly reduced due to the change in the mix of business done towards lower margin business, and squeezed profitability due to the strong Norwegian kroner and the effect on input purchase costs.

Corporate and Other

OLL and SSL

        In April 2003, we completed the sale of substantially all of the assets of OLL to Elemica, Inc., the leading chemical industry consortium. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. Based on the terms of the sale, we realized a net gain in 2003 of $4.4 million, included in "(Loss) gain on disposal of assets, net" in the consolidated statement of operations. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. Through the time of sale, OLL's 2003 revenues were $0.6 million and costs were $3.4 million compared to $1.0 million and $9.5 million for a comparable period in 2002.

        SSL increased its revenues to $1.0 million in 2003 compared to $0.6 million in 2002. SSL signed a three-year agreement with BP Shipping in July 2003 for the licensing of its SeaManager™ procurement platform and for implementation services for the BP Shipping fleet. SSL also lowered operating costs to $5.4 million in 2003 from $6.9 million in 2002 by reducing headcount and more efficiently managing information technology development and sales efforts. Reduced information technology spending and the slow economy considerably reduced technology software related spending by many potential customers and continued to negatively impact sales efforts. We anticipate that the cash flow for SSL will continue to improve in 2004.

Liquidity and Capital Resources

Principal Sources of Liquidity

        During 2003, 2002 and 2001 we met our cash needs through a combination of (i) cash generated from operations, (ii) borrowings from commercial banks, (iii) financing through sale/leasebacks of assets, and (iv) asset sales.

        SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed only when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

        Since the beginning of 2000 to November 30, 2003, we have through SNTG (Liberia) and other subsidiaries (including SNTG) provided new debt and equity funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities as well as the use of our credit facilities. In addition, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which were supported by collateral. The facilities provided for bank guarantees of up to an aggregate of $104.3 million as of November 30, 2003. Since that time the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004.

        The use of SNTG operating cash flow and our financing capacity, combined with operating losses and asset write-downs over the past several years in SOSA and SSF and the maturities of our existing loans, left us in the second half of 2003 with limited liquidity and in potential breach of certain financial covenants with our lenders. In August 2003, we paid $121.4 million of maturing debt: $65.0 million of debt used to finance the building of certain ships and $56.4 million on our Senior Notes. These payments significantly reduced the amount of available credit remaining under our two revolving credit facilities, as it was necessary to borrow from these facilities to pay the maturing debt. In November 2003, we had $180 million maturing under a revolving credit facility with a bank syndicate led by DnB NOR Bank. Despite taking measures which included borrowing to our maximum availability under our existing bank credit facility agreements, selling certain assets, completing a sale and leaseback of three ships and closing our positions under foreign exchange contracts, which had positive value, sufficient cash and credit facilities were not available to repay the maturing $180 million facility. We were unable to negotiate a refinancing of the $180 million revolving credit facility with the existing bank syndicate. Additionally, our liquidity problems at this time were exacerbated by the fact that financial institutions that had provided an aggregate of about $113 million of uncommitted lines of credit to our local operations throughout the world as of the end of the second quarter, May 31, 2003, began to require that we repay all outstanding balances under these lines of credit. As of the end of the third quarter, August 31, 2003, we had a total of $76 million outstanding under such uncommitted lines of credit. By the end of the 2003 fiscal year we had repaid $39 million of such outstanding amounts and were in discussions with the providers of those lines with respect to a repayment schedule on the remaining amounts.

        During this time, we engaged in numerous discussions with the creditors under our existing financing agreements regarding amendments to these facilities or waivers to avoid defaults with respect to the financial covenants contained in these facilities, in particular, the ratio of consolidated debt to consolidated tangible net worth. We sought and obtained a series of waivers. These waiver agreements included increased interest rates for certain credit agreements. The waiver agreements with the bank syndicate providing the $180 million revolving credit facility included repayment extensions to provide time for us to replace this revolving credit facility. As of November 30, 2003, we were in compliance with the provisions of our financing agreements, but only as a result of the waivers that our creditors had granted to us. Ultimately, we announced on December 27, 2003 that we had received further waivers providing for covenant relief through May 21, 2004 subject to certain conditions.

        In January 2004, we sold 7.7 million of our Common Shares in a private placement for aggregate proceeds of $104.2 million to non-affiliated investors. The Common Shares, which were held in treasury, were priced at 92.75 Norwegian kroner per share, or approximately $13.50 per share.

        Also in the first quarter of 2004, we completed certain transactions that resulted in the deconsolidation of SOSA. See "Financial Problems at SOSA" below. On February 19, 2004, we announced that the deconsolidation of SOSA combined with our equity offering would allow us to achieve compliance with the financial covenants in the original borrowing arrangements with our primary creditors. We subsequently allowed the waiver agreement with respect to the Senior Notes to expire on February 20, 2004. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon the termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants of the Senior Notes. We informed the representatives of the Senior Note holders that we disagreed with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The

Senior Notes" and Note 29 to the Consolidated Financial Statements included in Item 18 of this Report. Certain of the waivers obtained from the creditors also terminated on February 20, 2004 as a result of the termination of the waiver agreements with respect to our Senior Notes. Waivers that did not automatically terminated on February 20, 2004, terminated on May 21, 2004 in accordance with their terms. To date, no other creditors, other than the Senior Note holders, have informed us of any belief on their parts of any breach of covenants as a result of such waiver terminations.

        On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium of banks led by Deutsche Bank AG. The facility was used to repay the $180 million revolving credit facility, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%.

Financial Problems at SOSA

        Significant operational and financial difficulties at SOSA contributed to its 2003 consolidated loss. For the fiscal year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. There was an aggregate negative impact of $216.0 million on SOSA's net income attributable to changes in original estimates on major projects. Additionally, SOSA recorded impairment charges totaling $176.5 million against the carrying value of a number of ships, barges, mobile assets and onshore equipment. SOSA reported a net loss of $151.9 million in 2002, also due to unanticipated operational difficulties related to a number of major projects. Throughout 2003, SOSA experienced significant cost overruns on major projects, particularly in its AFMED region. These operational problems were exacerbated by SOSA's inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its Existing Credit Facility Agreements to avoid defaults with respect to the financial covenants contained in these facilities.

        While SOSA was engaged in discussions with its primary creditors to amend the financial covenants in its Existing Credit Facility Agreements, it also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. These measures included borrowing to SOSA's maximum availability under its Existing Credit Facility Agreements and closing its positions under foreign exchange contracts, which had positive value. To assist SOSA in obtaining bank waivers, in December 2002, we agreed to make a $50 million SNSA liquidity line available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA.

        Subsequent to the end of the year, SOSA took a number of actions to address its financial situation. On February 19, 2004, SOSA issued and sold 45.5 million Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note that it made to SOSA into SOSA equity. Additionally, on May 28, 2004, SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders' equity before deduction of expenses.

        In February 2004, SOSA entered into the New Bonding Facility, which provided SOSA with the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new business. Additionally, SOSA entered into an Intercreditor Deed that incorporated changes to and superseded the covenants and security arrangements in its Existing Credit Facility Agreements. We believe that this will be sufficient to provide the bank guarantees that SOSA will need in 2004, although we expect that SOSA will need to secure additional bonding facilities for 2005 and beyond. SOSA's recent history of losses and financial difficulties will make it more challenging to arrange any additional bonding that may be needed.

Financial Outlook

        Subsequent to the end of 2003 we took a number of actions that significantly improved our financial position:

  •
  on January 26, 2004 we sold 7.7 million of our Common Shares for gross proceeds of $104.2 million;

  •
  on February 19, 2004, we converted 34 million SOSA's Class B Shares owned by us into 17 million SOSA Common Shares;

  •
  on February 19, 2004 we sold two million of our SOSA Common Shares for gross proceeds of $6.9 million;

  •
  we deconsolidated SOSA, removing $387.5 million of debt from our consolidated balance sheet; and

  •
  on June 16, 2004, we resolved our dispute with our Senior Note holders to remove any threat of a default.

        These actions improved our consolidated debt to consolidated tangible net worth ratio, allowing us to regain compliance with the financial covenants contained in our financing agreements.

        To improve our financial position going forward, we are taking the following actions:

  •
  we are limiting capital expenditures;

  •
  we are closely monitoring our working capital needs;

  •
  we will no longer provide funding for SOSA, subject to our obligations under the SNSA Liquidity Line, which currently cannot be funded because of restrictions contained in our existing financing arrangements;

  •
  we are limiting our funding of SSF; and

  •
  we are actively exploring opportunities for raising new debt financings to replace existing debt, in particular our Senior Notes, which are due principal repayments of $96.6 million for each of the next three years, and our Houston terminal facility sale-leaseback where a $64.0 million principal payment is due in January 2005.

        We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments to at least the end of fiscal 2004.

        The options available to us in the event that operational results fall below expectations or we incur significant unanticipated costs or expenses, such as large fines or penalties as a result of the antitrust proceedings or otherwise include: (i) raising new unsecured debt to repay exiting debt; (ii) raising new secured debt, primarily by refinancing our Houston terminal as well as using our currently uncollateralized Braithwaite terminal; (iii) engaging in sale leaseback transactions; (iv) raising equity; (v) seeking approval from creditors to defer existing scheduled loan repayments; (vi) deferring discretionary capital expenditures; (vii) selling assets including our shares in SOSA (subject to the terms of the Amendment Agreement for the Senior Note holders); and (viii) seeking to obtain a waiver of covenant breaches were they to arise.

        At November 30, 2003, our cash and cash equivalents totaled $150.0 million, which included $81.9 million of SOSA cash and cash equivalents. The $150.0 million cash balance was an increase from the prior year level of $22.9 million, primarily resulting from the draw down of the majority of our available credit facilities. Total consolidated debt including short-term and long-term debt and capital lease obligations amounted to $1,699.7 million at November 30, 2003, of which $1,246.9 million was secured by ships and other assets with a net carrying value of $1,492.5 million and $452.8 million was unsecured. Of the total debt outstanding at November 30, 2003, $387.5 million of short-term and long-term debt and capital lease obligations was owed by SOSA. Total consolidated operating lease commitments, as of November 30, 2003, were $604.8 million, and $99.5 million of the total operating lease commitments were SOSA's.

        Through May 31, 2004, we have made debt payments of $216.9 million and interest payments of about $41.6 million on our total debt outstanding as of November 30, 2003 (excluding SOSA debt and interest payments). This included repayment of the remaining balance of $160 million on the $180 million DnB NOR Bank credit facility. Our scheduled principal and interest payments, excluding SOSA, for the remainder of 2004 are approximately $146.7 million and $37.4 million, respectively. For 2004, debt will increase by $69.7 million due to the new accounting rules that require us to consolidate an off-balance sheet synthetic lease with respect to 12 ships. For additional information please see
"—Off-balance Sheet Arrangements—Lease with Twelve Ships Inc." In addition, on March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG, as agent. As a result, as of May 31, 2004, total debt after deconsolidation of SOSA is estimated to be $1,266.3 million and our available cash balances are estimated to be in excess of $140 million. We are also obligated to make payments under long-term operating lease agreements for the remainder of 2004 that total approximately $70 million.

        We have extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement effective as of December 1, 2002 for working capital and other corporate purposes, referred to as the SNSA Liquidity Line. This line remains available to SOSA until November 28, 2004. However, we have informed SOSA that our ability to fund a draw down under the SNSA Liquidity Line is limited by the terms of our existing credit facilities and may be prohibited in certain circumstances. SOSA has advised us that it does not expect to utilize the SNSA Liquidity Line.

        Our financing agreements include various financial covenants. Some of our financing agreements provide for a cross default in the event of a material default in another agreement. It is also possible that a default under a credit facility agreement or the New Bonding Facility could result in a default under one of our financing arrangements. This, in turn, could cause a cross default under one or more of our other financing arrangements. In the event of a default that extends beyond the applicable remedy or cure period, creditors may exercise their remedies including accelerating repayment of amounts due to them or seizing the collateral securing the debt. If this were to occur, we could not pay off such indebtedness and could be forced to seek protection under available insolvency or reorganization laws and regulations. We are currently negotiating with our lenders under the financing agreement that contains a cross default provision relating to a SOSA material default to remove such cross default provision, although we can not assure you that we will succeed.

        As of November 30, 2003, our loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitations, we are currently unable to pay any dividend, repurchase our shares or make investments in or advances to joint ventures or other entities.

Cash Flows

Summary Cash Flows	2003	2002	2001
	(in thousands)
Net cash provided by operating activities	$81,515	$136,633	$123,069
Net cash used in investing activities	(12,216)	(28,164)	(244,361)
Net cash (used in) provided by financing activities	55,850	(110,708)	117,600
Effect of exchange rate changes on cash	2,017	247	(213)

Net increase (decrease) in cash and cash equivalents	$127,166	$(1,992)	$(3,905)

Cash Flows from Operating Activities

        Cash flow from operations is derived principally from the collection of receivables due from customers under contracts for SOSA and under COA and spot contracts for SNTG. SSF's cash flow from operations is derived mainly from collection of receivables due from customers. In 2003, we generated cash from operating activities of $81.5 million. This compares with $136.6 million and $123.1 million in 2002 and 2001, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years.

Cash flows from Investing Activities and Capital Expenditures

        Net investing activities utilized $12.2 million in 2003, compared to $28.2 million in 2002 and $244.4 million in 2001. Significant investing activities during 2003 were (i) capital expenditures, described further below, of $88.1 million, which were lower than previous years primarily as a result of completing a multi-year parcel tanker new building program in 2002 and the completion of certain SOSA ship upgrades in 2002, and (ii) a $25.4 million increase in restricted cash, which, based on agreement with our creditors, was placed in escrow on November 13, 2003, to be available for drawdown by SOSA under its committed liquidity line, but which was released back to us, with interest, on February 12, 2004. Offsetting these uses of cash were (i) proceeds of $102.7 million principally from the sale/leaseback transaction with respect to three parcel tankers ($55.8 million), sale of investments in Vopak and Univar ($16.5 million) and the sale of Southern bluefin tuna quota rights at SSF ($25.8 million), and (ii) $11.0 million of net receipts from affiliates of SOSA and SNTG. Capital expenditures for the year include (i) capital expenditures of $12.8 million for the terminal at Braithwaite, (ii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, refurbishment of tank containers, expansion of the terminal at Houston, net and cage replacements for the SSF and improvement of various SOSA assets, and (iii) the acquisition and upgrade of SSF facilities in Spain and Belgium. See "Factors Affecting our Financial Condition and Results of Operations—Financial Matters—Financing Issues at SNTG and SNSA" for information on the sale of the Southern bluefin tuna quota.

        Significant investing activities during fiscal year 2002 were (i) capital expenditures of $122.6 million, as described in further detail below, and (ii) payment of $60.6 million for the settlement of share price guarantees by SOSA which were agreed to as part of SOSA's December 1999 purchase of French offshore construction and engineering company, ETPM. Offsetting these expenditures were $97.7 million in proceeds from the sale of ships and $30 million from the sale of tank containers, which were both part of sale and leaseback transactions, as well as $30 million in sales of other assets, for $158.0 million in total. Capital expenditures for the year include (i) final payments of $11.7 million for a newly built tanker, (ii) capital expenditures of $8.8 million for the terminal at Braithwaite, (iii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, remanufacture of tank containers, development and implementation of an internet-based operating system in the tank container business, ship upgrades and improvements at SOSA, and (iv) various projects for SSF including the acquisition and upgrade of SSF facilities in Chile, Hong Kong, Norway and the UK.

        Net investing activities utilized $244.4 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy and Chicago terminals), and (ii) $2.5 million for the decrease of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on new buildings under construction and final delivery payment on one Spanish new building for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braithwaite.

Capital Expenditures

        Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three-year period.

	2003	2002	2001
	(In millions)
SNTG:
Tankers	$11	$17	$43
Tank Containers	2	3	9
Terminals	24	19	58

Total SNTG	37	39	110
SOSA	22	55	63
SSF	29	29	26
Corporate and Other	—	—	4

Total SNSA	$88	$123	$203

Cash Flows from Financing Activities

        Net cash provided by financing activities totaled $55.9 million in fiscal year 2003 compared to $110.7 million in fiscal year 2002 and $117.6 million in fiscal year 2001. The principal uses of cash for financing activities in fiscal year 2003 were repayments of long-term debt and capital leases totaling $239.4 million which included $102 million of ship mortgage payments, $56.4 million of payments on the Senior Notes, $80 million of payments on SOSA bank credit facilities, $13.8 million payment of 2002 dividends, and $13.5 million for the repurchase of shares by SOSA that had been issued as consideration in connection with the purchase of SOSA's interest in NKT Flexibles. In connection with such acquisition, SOSA had guaranteed that such shares would achieve certain minimum values by a certain date and repurchased the shares for the guaranteed price. The significant source of 2003 funding included an increase of $147.1 million in loans payable to banks as a result of us drawing down our available credit facilities.

        The principal uses of cash for financing activities in fiscal year 2002 were (i) the repayment of long-term debt and capital leases of $134.0 million which included $51 million of ship mortgage payments, $37 million of payments on unsecured notes, $14 million of payment for tank container leases and $24 million in SOSA capital lease payments, (ii) $13.8 million payment of 2001 dividends and (iii) $56.5 million of payments in connection with the repurchase of shares by SOSA. The significant sources of 2002 funding included proceeds of $50.2 million from issuance of long-term debt related, primarily, to an SNTG ship financing and an increase of $45.2 million in borrowings from banks.

        Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding included (i) increase of $77.5 million of long-term debt, consisting of an additional $70 million drawdown on an existing line of credit by SOSA that is secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of SNSA and of SOSA.

Indebtedness

        Our total consolidated debt was $1,699.7 million, $1,652.1 million and $1,692.8 million as at November 30, 2003, 2002 and 2001, respectively, as set forth in the table below:

(in thousands)	2003	2002	2001
Long-term debt (including current portion)	$1,220,151	$1,319,385	$1,383,819
Capital lease obligations (including current portion)	98	692	24,952
Short-term bank loans	479,448	331,985	284,043

Total debt	$1,699,697	$1,652,062	$1,692,814

Short-Term Debt

        Short-term debt consists of debt obligations to banks maturing within one year, general operating lines of credit and bank overdraft facilities. At the dates reported, it also included drawdowns under facilities established to support bids made by SOSA on new projects. Because of the deconsolidation of SOSA, such drawdowns will not be included going forward. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.05% to 11.4% for 2003, from 1.0% to 12% for 2002 and from 1.4% to 7.8% in 2001. The weighted average interest rate was 2.4%, 2.5% and 4.7% for the years ended November 30, 2003, 2002 and 2001, respectively.

Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of our Senior Notes, debt secured by our mortgages on our ships and bank debt. It does not include the off-balance sheet arrangement discussed below. Our capital lease obligations consist primarily of equipment leases. Our long-term debt and capital lease obligations were approximately $1,220.2 million, $1,320.1 million and $1,408.8 million as of fiscal year end 2003, 2002 and 2001, respectively, as set forth below:

(in thousands)	2003	2002	2001
Long-term debt	$1,220,151	$1,319,385	$1,383,819
Capital lease obligations	98	692	24,952
Less: Current maturities	(242,582)	(165,067)	(133,016)

	$977,667	$1,155,010	$1,275,755

        Annual principal payments of long-term debt and capital lease obligations for the debt balance as of November 30, 2003 is as follows:

(in thousands)
2004	$242,582
2005	483,718
2006	156,279
2007	106,169
2008	77,207
Thereafter	154,294

$1,220,249

The Senior Notes

        Our wholly owned subsidiary, SNTG (Liberia), is the borrower on three separate issuances of Senior Notes. We have guaranteed SNTG (Liberia)'s obligations under each series of the Senior Notes. The first series of notes was issued in two tranches in 1996 in the aggregate principal amount of $187 million (the "1996 Notes"). The first tranche of $30 million was paid upon maturity on November 30, 2002. The outstanding 1996 Notes have a final maturity on August 31, 2006. On August 31 of each year until repayment in full, a required principal payment in respect of the 1996 Notes in the amount of $31.4 million is due and payable. As of November 30, 2003, there was an aggregate principal amount of $94.2 million outstanding under the 1996 Notes. The second series of notes was issued in 1997 in the aggregate principal amount of $125 million with a final maturity on August 31, 2007 (the "1997 Notes"). On August 31 of each year until repayment in full a required principal payment in respect of the 1997 Notes in the amount of $25 million is due and payable. As of November 30, 2003, there was an aggregate principal amount of $100 million outstanding under the 1997 Notes. The final series of notes was issued in 1998 in the aggregate principal amount of $216 million with a final maturity on June 18, 2013. Of this amount, $201 million reflect series A 1998 Notes ("Series A Notes") and $15 million reflect series B 1998 Notes ("Series B Notes"). In respect of the Series A Notes, on June 18 of each year until repayment in full of the Series A Notes, a required principal payment in respect of such notes in the amount of $40.2 million is due and payable. In respect of the Series B Notes, a required principal payment of $6.0 million is due on June 18 of 2009 and 2010, followed by annual principal payments of $1.0 million for years 2011, 2012, and 2013. As of November 30, 2003, the full principal amount remained outstanding under the 1998 Notes. The stated interest rates are 8.48% on the 1996 Notes, 7.51% on the 1997 Notes, 6.96% on the Series A Notes and 7.11% on the Series B Notes, but are subject to adjustment based on the ratio of specified debt to consolidated tangible net worth. The 1996 and 1997 Notes bear fixed interest rates as of November 30, 2003 of 9.48% and 8.51% respectively. The 1998 Series A Notes and Series B Notes bear fixed interest rates of 7.96% and 8.11% respectively. During the 2004 fiscal year, principal payments under the Senior Notes in the amount of $40.2 million are due on June 18, 2004 and $56.4 million are due on August 31, 2004.

        Each of the three agreements evidencing the Senior Notes contains substantially similar affirmative and negative covenants. These covenants include covenants requiring minimum levels of consolidated tangible net worth, not more than a 2.0:1.0 ratio of consolidated debt to consolidated tangible net worth and not more than a 2.0:1.0 ratio of consolidated debt less unsecured debt of SNTG (Liberia) to consolidated tangible net worth. Furthermore, the covenants include restrictions on: the payment of dividends and the purchase of stock; mergers and the sale of assets; placement of liens on the stock of subsidiaries of SNTG (Liberia) (which includes most of our subsidiaries, including SNTG and SSF); guarantees on obligations of non-subsidiaries subject to certain exceptions; and transactions with affiliates. In September 2003, SNTG (Liberia) obtained waivers under each note agreement of compliance with the consolidated debt to consolidated tangible net worth ratio. Subsequent waiver agreements extended the effectiveness to November 26, 2003, then to December 15, 2003, and finally to May 21, 2004.

        On February 20, 2004, the waiver agreements with respect to the Senior Notes were terminated. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of each of: (i) the consolidated debt to consolidated tangible net worth covenant; (ii) the limitations on dividends and stock purchases; (iii) the limitations on consolidations and mergers and sales of assets; and (iv) the limitation on guaranties under the Senior Note agreements. We informed the representatives of the Senior Note holders that we disagreed with these assertions.

        On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into the Amendment Agreement to amend the terms of the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they have asserted. The Amendment Agreement also provided us with a $50 million restricted payment basket for investments in joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when we make all scheduled amortization payments due on the Senior Notes in 2005.

        In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, we agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes. In addition, we have granted the Senior Note holders a security interest in our SOSA and SSF shares and certain inter-company balances owed to us by SSF.

        Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral will be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, we must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral will be released and the 1% or 0.50% fee, as the case may be, terminated if SNSA receives an investment grade rating on the Senior Notes.

The Stolt Fleet Loan with Danish Ship Finance

        On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with the financing of 14 previously financed oceangoing ships. The new term loan agreement combined the 14 refinancings without changing the financial terms of the individual loans while making adjustments to reflect a change in ship ownership structure within certain of our indirect wholly owned subsidiaries. Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility and each financing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2003 was $301 million. Each tranche bears its own interest rate, ranging from 2.1% to 8.6%, and each tranche has its own repayment schedule. During the 2004 fiscal year, the aggregate amount of all mandatory principal repayments due is $38.8 million. The loan agreement matures on November 25, 2013.

        Each of the 14 oceangoing ships is mortgaged by the respective owner of such vessel as security in support of the aggregate amount of all loans. Each such owner is an indirect wholly owned subsidiary and has, in support of the borrower's obligations under the loan agreement, also granted a security interest in the earnings and insurances generated by the operation of its respective vessel (or in the case of insurances, pledged the proceeds received in respect of damage to or loss of such vessel). The obligations of the borrower under the loan agreement are also guaranteed by SNSA, SNTG (Liberia) and each owner of a vessel mortgaged in support of such obligations.

        The facility contains affirmative and negative covenants, including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower's obligations under the loan agreement to at all times be at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitation on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitation on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of its subsidiaries.

The Stolt Achievement Loan with Danish Ship Finance and DVB Bank AG

        On May 20, 2003 a term loan agreement, collateralized by a mortgage on the Stolt Achievement, with Danish Ship Finance as agent and co-lender and DVB Bank AG acting as the other co-lender was adjusted to reflect a change in ownership structure within certain of our indirect wholly owned subsidiaries. The loan on the Stolt Achievement bears interest at LIBOR plus 0.65% and had an outstanding balance as of November 30, 2003 of $35.7 million. In December 2003, this interest rate was further increased by 100 bps through letter agreement with Danish Ship Finance and DVB Bank AG. The terms of the loan agreement, including, without limitation, the affirmative and negative covenants, are substantially similar to those in the Stolt Fleet Loan described above. Semi-annual principal payments of $1.8 million are due each May and November. The loan agreement matures in November, 2013.

The $275 Million Revolving Credit Facility

        On July 19, 2001, we entered into the $275 million secured revolving loan facility with various banks party thereto, including HSBC Investment Bank plc as facility agent. There was $250 million outstanding under this facility as of November 30, 2003. The interest rates applicable to loans under this facility range from LIBOR plus 0.85% to LIBOR plus 1.25% depending upon the level of consolidated indebtedness to consolidated EBITDA. In September 2003, this interest rate range was increased by 100 basis points ("bps") effective as of August 31, 2003. Furthermore, in December 2003, the waiver agreement again amended the applicable interest rate range by providing for a temporary 75 bps increase during the time that the mortgaged ship value was less than 125% of the indebtedness outstanding under the facility provided that such further increase would only be effective during the period of such shortfall.

        The facility matures on July 19, 2006. SNTG (Liberia) is the borrower under this facility. There are no scheduled repayments of principal under this facility other than at maturity. Seven oceangoing ships are mortgaged as security in support of the $275 million revolving credit facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. SNSA and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility.

        The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as a mortgaged ship value equal to 125% of the indebtedness outstanding under the facility. The facility also sets forth, among other things: ship maintenance requirements; limitation on additional liens on the assets of the mortgaged ship owners; limitations on mergers and sales of assets; and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group. As of May 31, 2004, the outstanding balance under the facility was $240 million, the maximum available based on the value of the ship collateral.

The $240 Million Revolving Credit Facility

        On November 26, 1996, we entered into a $240 million multicurrency revolving facility with various banks party thereto, including DnB NOR Bank as facility agent. The interest rate applicable to the loans under this facility ranged from LIBOR plus 0.35% to LIBOR plus 0.40% depending upon the date of calculation. For the first five years the facility drawings accrued interest at LIBOR plus 0.35% and for the remaining two years interest accrued at 0.40%. In September 2003, this interest rate was further increased by 100 bps through amendment effective as of August 31, 2003. The interest rate was further increased by 100 bps through amendment effective December 15, 2003 and by an additional 60 bps effective December 29, 2003.

        The facility was originally scheduled to mature on November 26, 2003 but was extended by amendment until May 21, 2004. SNTG (Liberia) was the borrower under this facility. On March 30, 2004, we repaid the amounts which remained outstanding under this facility ($140 million at the time) with the proceeds received from our new $130 million revolving loan facility referred to below and from available cash. As of November 30, 2003, the total outstanding amount under the facility was $160 million.

        Ten oceangoing ships were mortgaged as security in support of the $240 million multicurrency revolving facility agreement, and, in addition, the owners of the mortgaged ships each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship.

We and each owner of a mortgaged ship under this facility were guarantors of the obligations of the borrower under the facility. Upon repayment of the amounts due under the facility agreement, the ships were released from their security interests and were thereafter pledged, together with a previously unencumbered vessel, in support of the $130 million revolving loan facility described below.

$130 Million Revolving Credit Facility

        On March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG as agent. The interest rate applicable to the loans under this facility range from LIBOR plus 1.50% to LIBOR plus 1.90% depending upon the level of consolidated indebtedness to consolidated EBITDA. The proceeds of this facility were used to repay the outstanding borrowing under the $240 million multicurrency revolving facility referred to above. As of March 30, 2004, $120 million of this facility was drawn, the current maximum loan availability. Under the terms of the facility $10 million is unavailable for drawdown until the $50 million SNSA Liquidity Line terminates on November 28, 2004. Also under the terms of the facility, the maximum loan availability is reduced every six months by $9.3 million beginning September 2004 and any amount borrowed and repaid may be reborrowed. We have mortgaged 11 ships as security in support of the obligations of the borrower under this facility and the subsidiaries owning these vessels have also granted security interests in the earnings and insurance proceeds generated by such vessels.

        The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as mortgaged ship value equal to 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things; ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, limitations on mergers and sales of assets, restrictions on investments, restrictions on loans and advances to SSF, prohibition of advances to SOSA under the existing liquidity line agreement and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group.

        We and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility.

The $65 Million Loan Agreement

        On August 14, 1998, we entered into a $65 million loan agreement with various banks party thereto, including Citibank International Plc as agent to finance the construction of three oceangoing vessels. The interest rate applicable to the loans under the facility was LIBOR plus 0.5%. The loan agreement matured and was repaid on August 14, 2003. Our wholly owned subsidiary, Finanziaria Marittima S.r.L. was the borrower under this facility.

        The three oceangoing ships were mortgaged as security in support of the $65 million loan agreement, as well as party to charter arrangements entered into for the benefit of the lenders under this loan agreement. Upon repayment of the loan agreement the ships were released from their security interests and were subsequently sold in connection with a sale-leaseback transaction arranged by Dr. Peters GmbH & Co. described below.

        For additional information on our long-term debt and capital lease obligations, please see Note 14 to the Consolidated Financial Statements included in Item 18 of this Report.

Houston Port Development Bonds and Facility Sale-Leaseback

        On January 1, 1989, $9.6 million in port development adjustable tender Marine Terminal Refunding Revenue Bonds were issue on our behalf by the Port Development Corporation to various investors for financing the expansion of our port terminal located in Houston. We also entered into a letter of credit agreement in order to issue a letter of credit for the benefit of the trustee and the holders of the port development bonds to support payments under such bonds. Our wholly owned subsidiary Stolthaven Houston, Inc. is the obligor under the letter of credit agreement. The bonds mature in 2011. On February 1, 1997, we amended the terms of the letter of credit agreement and replaced the former agent thereon with the Canadian Imperial Bank of Commerce. As of November 30, 2003 there were no amounts drawn on the issued letter of credit.

        In support of the bonds, Stolthaven Houston, Inc. has also entered into a mortgage of the property on which the Houston port is situated and has granted a security interest in the proceeds generated by operation of the port facilities. We have guaranteed Stolthaven Houston, Inc.'s obligations under the letter of credit agreement.

        Stolthaven Houston, Inc. is required to comply with certain affirmative and negative covenants provided in the letter of credit agreement, including, without limitation, property maintenance requirements, limitations on mergers and limitation of transfer of assets. We are required to comply with certain affirmative and negative covenants provided in the guaranty, including, without limitation, certain financial reporting requirements and financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

        On June 2, 2004, the bonds were redeemed and the note holders were paid in full. This mandatory redemption was made after the letter of credit supporting the notes could not be extended.

        On January 29, 1998 we entered into a sale-leaseback arrangement with respect to the Houston port terminal property. This transaction was agented by the Canadian Imperial Bank of Commerce. From and after November 30, 2003 until expiration of the lease, approximately $66 million in lease payments are due from Stolthaven Houston, Inc. In 2004, lease payments totaling $2.0 million are due.

        We have guaranteed the lease payments. A leasehold mortgage has been granted on the port facility to secure our obligations in favor of the note holders under the owner-trustee loan agreement.

        The underlying agreement contains covenants applicable to us and Stolthaven Houston, Inc., as lessee, and the guarantors, including, without limitation, restrictions on mergers. In addition, we are required to comply with certain financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

        The lease will terminate on January 29, 2005 and the lessee at such time is required to pay $64 million together with all accrued and unpaid interest and fees thereon.

SSF Overdraft Facility

        On November 27, 1995, we entered in to a multi-currency overdraft loan facility with DnB NOR. This facility has been amended 10 times, with the latest amendment effective as of March 31, 2004. The facility is segregated into two tranches. Tranche A is a revolving loan tranche and Tranche B is an overdraft loan tranche. As of March 31, 2004 Tranche A loans accrue interest at the Norwegian Interbank Offered Rate ("NIBOR") plus 3.0% for drawings in NOK and LIBOR plus 3.0% for drawings in other currencies available in the London Interbank Eurocurrency market. As of March 31,

2004, Tranche B rates for debit amounts is equal to the DnB NOR Bank's prime debit rate less 3.0% (and the rate for Tranche B credit amounts is equal to DnB NOR Bank's prime credit rate less 1.0%.). Stolt Sea Farm A/S is the borrower under each tranche and its obligations under the facility are guaranteed by SNTG (Liberia) and Stolt-Nielsen S.A. as guarantors of first and second resort, respectively. The borrower is subject to certain covenants, including, without limitation, reporting requirements and limitations on mergers. The borrower has granted a security interest in favor of its stock of live fish and other inventory.

        There are no scheduled repayments other than on the maturity date of the facility. This committed facility has been regularly renewed on an annual basis. Beginning in fiscal year 2004, the loan renewal period was reduced to three months with a February 29, 2004 maturity date. On maturity, the loan was renewed for a six-month period, with August 31, 2004 becoming the new maturity date. At each renewal, the terms, including the maximum loan amount, have been subject to change. Since November 30, 2003 the facilities maximum loan amount has been reduced from a high of about $29.2 million in 2003 to approximately $22.0 million currently.

Contractual Obligations

        We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated Financial Statements, including long-term debt and capital lease commitments. Our operating leases, performance guarantees and other executory contracts are not required to be recognized as liabilities on our balance sheets. Other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2003, including those reported in our balance sheet and others that are not:

(in millions)	Total	Less than 1 yr.	2–3 yrs.	4–5 yrs.	More than 5 yrs.
Contractual cash obligations:
Long-term debt obligations	$1,220.1	$242.5	$640.0	$183.4	$154.2
Capital lease obligations	0.1	0.1	—	—	—
Operating leases	604.9	119.4	242.8	160.0	82.7

Long Term Fixed Rate Debt Interest Payments(1)	157.9	50.2	69.1	28.3	10.3

Total contractual cash obligations:	$1,983.0	$412.2	$951.9	$371.7	$247.2

(1)
Includes only fixed rate long-term debt since variable rate debt depends on the interest rate at future periods.

Operating Leases

        Our operating lease commitments were $604.9 million as of the end of fiscal year 2003, as compared to $595.4 million at the end of fiscal year 2002 and $216.7 million at the end of fiscal year 2001. As of November 30, 2003, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Operating Lease Commitments

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7 to the Consolidated Financial Statements included in Item 18 of this Report, and sublease income under agreements which expire at various dates through 2011 are as follows:

(in thousands)
2004	$119,418
2005	119,769
2006	123,074
2007	85,239
2008	74,764
thereafter	82,592

604,856
Less—sub-lease income	(28,327)

Total	$576,529

        For additional information on our operating leases and certain of the specific commitments that are included in the above table, please see Note 17 to the Consolidated Financial Statements included in Item 18 of this Report and "Off-Balance Sheet Arrangements" below.

Sale/Leaseback of Three Parcel Tankers

        In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters Gmbh. Such tankers were also leased back, and the resulting loss of $1.1 million of the sale/leaseback transaction was recorded in the operating results for fiscal year 2003 and is included in "(Loss) gain on disposal of assets, net." As of November 30, 2003, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $51.1 million, expiring in 2008.

Time-charter of Nine Ships

        To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time-charters (operating leases) for nine stainless steel ships commencing during the period 2003 to 2006. These agreements are for an initial period of 59 months and include an option to extend the agreements for up to nine additional years. We also have the option to purchase each ship at predetermined rates at any time after three years from the delivery of the ship. We have commitments for the initial periods of these operating leases of approximately $242 million for the period 2004 through 2011, which are included in the operating lease commitment schedule above.

Off-Balance Sheet Arrangements

        In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our balance sheet. In addition to the long-term debt, capital lease obligations and operating leases discussed above, these off-balance sheet arrangements consist of arrangements with VIEs, guarantees of third-party debt, and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Notes 18, 19 and 20 to our Consolidated Financial Statements included in Item 18 of this Report.

Lease with Twelve Ships Inc.

        We have sold 12 parcel tankers to a VIE, Twelve Ships Inc., with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the VIE as collateral for the related financing arrangement described below. The holders of the financing arrangement retain the risk and the reward, in accordance with their respective ownership percentage.

        On March 27, 2002 we entered into a synthetic lease arrangement with respect to twelve of our chemical parcel tankers. Upon consummation of the transaction the tankers were sold to Twelve Ships Inc., as described above, which financed the acquisition of such tankers through both the issuance of equity and debt to certain financial institutions. The facility is agented by DnB NOR Bank. Our wholly owned subsidiary Stolt Tankers Leasing, B.V. is the charterer of each vessel subject to the lease and as of November 30, 2003 owed $64.3 million in payments under such charters to Twelve Ships Inc. Payments due under the charters in 2004 will amount to $21.6 million. Upon expiration of the charter, the tankers may be repurchased from Twelve Ships Inc. for a residual value of $12.0 million.

        We have guaranteed the obligations of the charterer. The chemical tankers are subject to mortgages for the benefit of the Twelve Ships Inc. debt.

        The facility contains affirmative and negative covenants applicable to the charterer and the guarantors, including, but not limited to a minimum required consolidated tangible net worth, a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0, and a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0 to 1.0. Other covenants applicable to the charterer and the guarantors include: limitations on merger and sales of assets; limitations on changes in management; limitations on sale of the charterer; and requirements as to maintenance of the vessels. Under the requirements of FIN 46, we have determined that the entity would be classified as a VIE and, as such, we will be required to consolidate the entity in our financial statements for fiscal year 2004.

        As of November 30, 2003, Twelve Ships Inc. had property, plant and equipment of $40 million, net of the previously deferred gain, debt obligations of $69.7 million and equity from unaffiliated third parties of $1 million.

Equipment Lease Agreements

        Under two tank container leases, one entered as of May 25, 2000 and the other as of March 27, 2002, Stolt Tank Containers Leasing Ltd., as lessee, owes approximately $82.3 million in lease payments over the course of the respective leases, including the return option costs, to Pitney Bowes Credit Corporation, Dresdner Kleinwort Wasserstein Leasing, Inc., ORIX Financial Services and John Hancock Life Insurance Company. We have guaranteed the obligations of the lessee under each lease and we are subject to certain negative covenants which include: restrictions on the sale or encumbrance of the lessee's capital stock; restrictions on merger and sale of assets; and a financial covenant specifying the maximum ratio of consolidated debt to consolidated tangible net worth. The lessee is also subject to covenants, including, without limitation, maintenance of the leased equipment and limitation on assignment of the leases. The leases relate to the lease of 2,701 and 2,185 tank containers, respectively. The lease relating to the 2,701 tank containers bore interest as of November 30, 2003 at a fixed rate of 8.9% and the lease relating to the 2,185 tank containers bore interest as of November 30, 2003 at rate of LIBOR plus 4% or 5.1%. Each of these interest rates was increased by 100 bps in December 2003 through amendment. Payments under the leases in 2004 are expected to amount to $9.8 million. The term of the 2000 lease is scheduled to expire in May 2007 and the term of the 2002 lease is scheduled to expire in March 2007.

Commitments Relating to Disposed Terminals

        In November 2001, we sold SNTG's tank storage terminals in Perth Amboy and Chicago. Under the terms of the sale agreement, we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, we have not been notified of any such contingencies having been incurred and neither do we anticipate any such contingencies being incurred in the future. The Chicago terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago sale, we assigned our rights to the terminal property to a third party. We are contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, please see Note 19 to the Consolidated Financial Statements.

Performance Guarantees

        SOSA arranges for bank guarantees, which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of SOSA to be provided to its customers in connection with SOSA's work on specific projects. The purpose of the bank guarantees generally is to enable SOSA's customers to recover cash paid to SOSA in advance of performing its obligations under the contract or to obtain cash compensation should SOSA be unable to fulfill its performance obligations under the contracts. The total amount of bank guarantees outstanding, as discussed below, as of November 30, 2003 was $324.9 million, of which $150.2 million expires within one year and $174.7 million expires within two to five years.

        The maximum potential amount of future SOSA guarantee payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions from collateral held or pledged. Such guarantee amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

        We have guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing bank guarantees up to an aggregate of $104.3 million as of November 30, 2003 pursuant to the following agreements: (i) a $44 million guarantee facility (of which $23.5 million is the maximum amount available to SOSA and for which we could become contingently obligated pursuant to its guarantee); (ii) a $28 million reimbursement agreement in respect of a letter of credit; (iii) a $45 million guarantee facility; and (iv) a $29 million uncommitted guarantee facility, of which we have guaranteed up to approximately NOK 53 million (approximately $7.8 million as at November 30, 2003). The bank guarantees and/or letter of credit relate to various SOSA projects, including the Duke Hubline project; the Langeled project; the Dalia project; the Vigdis project; and various other projects. If the banks were required to make payments under the bank guarantees or letter of credit, we would be obligated to make such payments to the banks in connection with the bank guarantees or letter of credit as direct obligors unless SOSA makes such payment. The banks that provided SOSA with the bank guarantees or letter of credit required this support from us as a condition to providing the bank guarantee or letter of credit. Our guarantees of SOSA's obligations in connection with these bank guarantees and letter of credit, as the case may be, will continue until the underlying bank guarantees and letter of credit, as the case may be, are terminated. As of May 31, 2004, the aggregate amount of guarantees we and/or SNTG have provided to SOSA has been reduced to $99.8 million.

        In connection with SOSA's New Bonding Facility, we have agreed to guarantee up to $96 million of SOSA's obligations under the New Bonding Facility. The maximum amount of this guarantee is reduced at any time by the amount of our guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. Our guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

Item 6. Directors and Senior Management and Employees

Directors and Senior Management

        We are a Luxembourg holding company with only four officers of SNSA. The following is a list of our directors and persons employed by our subsidiaries who perform the indicated executive and administrative functions for the combined business of our subsidiaries as of May 31, 2004:

Name	Age*	Position(s)
Jacob Stolt-Nielsen	72	Chairman of the Board (Stolt-Nielsen S.A.)
Niels G. Stolt-Nielsen	39	Director and Chief Executive Officer (Stolt-Nielsen S.A.)
Roelof Hendriks	49	Director (Nominee) (Stolt-Nielsen S.A.)
Erling C. Hjort	67	Director
James B. Hurlock	70	Director (Nominee)(Stolt-Nielsen S.A.) and Interim Chief Executive Officer (Stolt-Nielsen Transportation Group Ltd.)
Christer Olsson	58	Director (Stolt-Nielsen S.A.)
Jacob B. Stolt-Nielsen	41	Director and Executive Vice President (Stolt-Nielsen S.A.)
Christen Sveaas	47	Director (Stolt-Nielsen S.A.)
Christopher J. Wright	69	Director (Stolt-Nielsen S.A.)
Jan Chr. Engelhardtsen	52	Chief Financial Officer (Stolt-Nielsen S.A.)
John Wakely	56	Executive Vice President (Stolt-Nielsen S.A.)
James Stove Lorentzen	47	Chief Executive Officer (Stolt Sea Farm)

*
As of May 31, 2004.

        Under the terms of our Articles of Incorporation, our directors may be elected for terms of up to six years, and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under the Articles of Incorporation, the Board may consist of not fewer than three nor more than nine directors at any one time. Our Board of Directors currently consists of seven members. In addition we have nominated two additional directors for election at our annual general meeting of shareholders (the "Annual General Meeting") scheduled for July 7, 2004.

        Jacob Stolt-Nielsen.    Mr. Jacob Stolt-Nielsen has served as our Chairman of the Board of Stolt-Nielsen S.A. since he founded Stolt-Nielsen in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

        Niels G. Stolt-Nielsen.    Mr. Niels G. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1996 and as Chief Executive Officer since 2000. He serves as a director of Stolt Offshore S.A and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Roelof Hendriks.    Mr. Hendriks has been nominated to serve as a director of Stolt-Nielsen S.A. subject to shareholder approval at our Annual General Meeting scheduled for July 7,2004. He has been Chief Financial Officer and a Member Board of Management of CSM N.V since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

        Erling C. Hjort.    Mr. Hjort has served as a director of Stolt-Nielsen S.A. since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

        James B. Hurlock.    Mr. Hurlock has been nominated to serve as a director of Stolt-Nielsen S.A., subject to approval at our Annual General Meeting on July 7, 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairman of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

        Christer Olsson.    Mr. Olsson has served as a director of Stolt-Nielsen S.A. since 1993. He is President and CEO of Wallenius Lines AB and Chairman of Wallenius Wilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, and a director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

        Jacob B. Stolt-Nielsen.    Mr. Jacob B. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1995. He is an Executive Vice President of Stolt-Nielsen S.A. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Christen Sveaas.    Mr. Sveaas has served as a director of Stolt-Nielsen S.A. since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

        Christopher J. Wright.    Mr. Wright has served as a Director of Stolt-Nielsen S.A. since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

        Jan Chr. Engelhardtsen.    Mr. Engelhardtsen has served as Chief Financial Officer of Stolt-Nielsen S.A. since 1991. He served as Interim Chief Financial Officer, Stolt Offshore S.A. from September 2002 until March 2003. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with Stolt-Nielsen since 1974. Mr. Engelhardtsen holds an M.B.A. from the Sloan School at the Massachusetts Institute of Technology, as well as undergraduate degrees in Business Administration and Finance. He is a Norwegian citizen.

        John Wakely.    Mr. Wakely has served as Executive Vice President of Stolt-Nielsen S.A. since January 2002 responsible for tax planning, internal audits and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. He was employed by BP prior to his employment with Stolt-Nielsen. Mr. Wakely is a member of the Chartered Institute of Management Accountants. He is a British citizen.

        James Stove Lorentzen.    Mr. Stove Lorentzen has served as Chief Executive Officer, of SSF since September 2001. He has previously worked for SNSA in a number of marketing and management posts in the tanker and terminal divisions of SNTG. Most recently he has held senior management positions with Belships in both Oslo and Singapore. Mr. Stove Lorentzen has a business studies degree from HEC in Lausanne and an M.B.A. from IMI in Geneva. He is a Norwegian citizen.

        On June 14, 2004, Mr. Otto Fritzner, formerly Managing Director for SNTG Shipowning; was named Chief Executive Officer of SNTG replacing Mr. Hurlock. The following individuals served on the Board of Directors or performed executive and administrative functions during 2003 but have since resigned from their positions:

  Richard Fisher served as Director of SNSA until December 9, 2002.

  Samuel Cooperman served as Chairman of SNTG and SSL until July 28, 2003.

  Reginald J.R. Lee served as Chief Executive Officer of SNTG until July 28, 2003.

  Hiroshi Ishikawa served as Director of SNSA until March 12, 2004.

        Mr. Cooperman terminated his employment with us on July 31, 2003 and continues to serve as a consultant to us. Mr. Lee is still an employee.

        Under a Shareholders' Agreement between NYK and Fiducia Ltd., (which owns 43.0% of our common stock) during the term of such agreement and for so long as NYK shall own at least 5,500,000 Common Shares, (or the equivalent thereof after any stock split or recapitalization), Fiducia shall support NYK's nomination of one person to our Board of Directors. In March 2004, the NYK nominated director, Hiroshi Ishikawa, resigned. To date, NYK has not proposed a new nominee.

Compensation

        As described above, SNSA has only four officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of our subsidiaries. The aggregate annual compensation paid to the seven members of senior management, excluding non-executive directors, performing such executive functions for us for the fiscal year ended November 30, 2003 (including employee performance incentive awards and certain benefits) was

$4,088,176. In addition, $865,707 was contributed on behalf of such directors and members of executive management to defined contribution pension plans maintained by us and our subsidiaries. Some of the directors and members of executive management also received stock option awards in December 2003 for 120,500 Common Shares with an exercise price of $7.37 and expiring in December 2012. During 2003, our executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses. The non-executive directors, with the exception of NYK's nominated director, received an aggregate fee of $227,882 plus expenses for serving on the Board and Committees.

Employee Performance Incentive Plan

        We have employee performance incentive plans which are based in part on the net profits earned by each of our individual businesses (after specified adjustments) and in part on performance in meeting individual performance objectives. SNTG's and SSF's Plans are administered by a Compensation Committee appointed by our Board of Directors. The SOSA Plan is administered by a Compensation Committee appointed by SOSA's Board of Directors. For the fiscal year ended November 30, 2003, the SNTG, SOSA and SSF programs paid $3.8 million, $1.4 million and $0.2 million, respectively, of which $199,160 was paid to those officers performing executive and administrative functions.

Share Ownership

        Each of our directors and executive officers, on an individual basis, and all directors and executive officers as a group beneficially own less than one percent of the Common Shares outstanding as of May 31, 2004. After including Common Shares receivable upon exercise of employee stock options exercisable within 60 days after May 31, 2004 that are deemed to be beneficially owned at said date, each of our directors and executive officers would directly own less than one percent of Common Shares on an individual basis. All directors and executive officers as a group (12 persons) would directly own 1.3% of our Common Shares outstanding.

        Reference is made to Item 7. "Major Shareholders and Related Party Transactions" for a discussion of Common Shares owned by Fiducia Ltd., which is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen, and Niels G. Stolt-Nielsen represent 43.4% of the Common Shares outstanding as of May 31, 2004.

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

        As of May 31, 2004, options for 4,124,836 Common Shares were outstanding under the 1987 and 1997 Plans. Of this total, options for 861,100 Common Shares were outstanding in accordance with their stated terms to some of our directors and executive officers. Each of our directors or executive officers hold options exercisable for shares representing less than 1% of our outstanding Common

Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

Exercise Price	Number of Common Shares	Expiration Date
$0.0	183,225	December 2004-December 2005
19.75	142,000	December 2004
25.38	3,000	June 2005
28.63	220,850	December 2005
16.88	4,250	September 2006
17.13	144,638	December 2006
17.50	143,326	December 2006
22.50	2,500	August 2007
22.13	2,500	August 2007
20.13	344,950	December 2007
9.88	262,050	December 2008
11.94	2,100	April 2009
14.63	404,475	December 2009
20.50	2,600	October 2010
17.73	5,000	December 2010
14.75	498,100	December 2010
13.10	563,350	December 2011
5.90	606,622	December 2012
7.33	589,300	December 2013

	4,124,836

Board Practices

        The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

Audit Committee

        The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, the scope and adequacy of our internal controls and related matters, and our financial statements. The Audit Committee annually determines the appointment of auditors the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors to review the recommendations arising from the audit of our financial statements and the internal control processes involved. The current members of the Audit Committee are Mr. Hjort (Chairman), Mr. Olsson and Mr. Sveaas.

        Our Audit Committee is currently not comprised solely of independent directors as defined under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the rules of the SEC. By January 2005, it is our intention that the Compensation Committee be comprised solely of independent directors.

Service Contracts

        No director has a service contract that provides for benefits upon termination.

Employees

        The average number of persons employed during the three years ended November 30, 2003 are as follows:

	Average number of employees Years ended November 30,
	2003	2002	2001
SNTG(a)	4,545	4,693	4,572
SOSA(b)	6,843	6,666	6,553
SSF	2,527	2,370	1,736
All Other(c)	49	72	72

Total	13,964	13,801	12,933

(a)
Corporate service employees are included within SNTG and related costs are allocated to the other business units based on services provided.

(b)
As of the year ended November 30, 2003, the total number of employees was approximately 6,843, comprised of 4,892 permanent employees and 1,951 temporary employees.

(c)
All other includes the employees of OLL and SSL.

        As of May 31, 2004 the total number of employees was approximately 7,100. The decline in 2004 is due to the deconsolidation of SOSA, which took place in the first quarter of 2004.

        The increase in SSF's employees from 2001 to 2002 is due to the acquisition of Bluefin Pty Ltd. The increase between 2002 and 2003 was due to the opening of a new site in Spain, Vilano, offset by some employee reductions in the Americas region and the sale of Aga in Norway.

Unions

        Ten SNTG-owned ships are manned by Filipino officers and crew, twelve by Latvian officers and crew and nine by Russian officers and crew. Various SNTG-owned ships are also manned by Polish officers. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga, and those from Russia belong to the Seafarers' Union of Russia. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements remain in full force and effect as of May 31, 2004. Hourly employees at certain of SNTG's terminals are also covered by union contracts. A significant number of SOSA's employees are represented by labor unions. As part of the normal course of business, a number of union agreements come up for annual renegotiation in 2004. SOSA believes that it maintains a good relationship with its employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

        We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of SNSA.

        Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our Common Shares and Founder's Shares as of May 25, 2004:

Name of Beneficial Owner or Identity of Group	Number of Common Shares		Percentage of Class	Number of Founder's Shares	Percentage of Class	Number of Voting Securities	Percentage of Voting Securities
Fiducia Ltd.(a)	27,253,129	(b)	43.4%	—	—	27,253,129	34.7%
Jacob Stolt-Nielsen	—		—	15,712,143	100%	15,712,143	20.0%
Nippon Yusen Kaisha Ltd. ("NYK")	5,500,000		8.8%	—	—	5,500,000	7.0%
Odin Forvaltning AS ("Odin")	4,844,795		7.7%	—	—	4,844,795	6.2%

(a)
Fiducia Ltd. is owned by trusts of which the Stolt-Nielsen family, including Niels G. Stolt-Nielsen and Jacob B. Stolt-Nielsen are beneficiaries.

(b)
Includes an aggregate of 247,974 Common Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen. Jacob Stolt-Nielsen is authorized by power of attorney to vote Fiducia Ltd.'s share at shareholders meetings. Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen disclaim beneficial ownership over the shares held by Fiducia Ltd.

        As of May 25, 2004, there were 15,712,143 Founder's Shares issued by SNSA and owned by Mr. Stolt-Nielsen. The Founder's Shares constitute 20% of our voting securities. As a result of the ownership of the Founder's Shares, and the ownership by Fiducia Ltd. of Common Shares noted above, Mr. Stolt-Nielsen and his family control 54.7% of our outstanding voting securities.

        As a result of the March 7, 2001 share reclassification, there has been a significant change in the percentage of voting securities held by the major shareholders listed in the above table during the past three fiscal years and through May 25, 2004. Fiducia Ltd.'s (including Common Shares and Founders' Shares owned by the Stolt-Nielsen family) percentage of voting securities has ranged from 89.9% to 54.7%, NYK's percentage of voting securities has ranged from 7.0% to 9.3% and Odin's percentage of voting securities has ranged from 0% to 6.2% over the past three fiscal years and through May 25, 2004. For a further discussion see Item 10. "Additional Information."

        As of May 25, 2004, the record date for the Annual General Meeting, all of our 62,848,575 Common Shares were registered in the Verdipapirsentralen ("VPS") in the names of 1,880 shareholders. Excluding issued and outstanding Common Shares registered in the name of Fiducia Ltd. and NYK and issued and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Børs is 25,697,989. As of May 25, 2004, the record date for Annual General Meeting, there was a total of 17,613,598 ADSs registered in the names of 103 shareholders. Of the ADSs, 98,911 ADSs were registered in the names of 75 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 1,232. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and NYK, it is estimated that the free float of ADSs on Nasdaq is 4,645,431.

Related Party Transactions

Share Ownership

        As of May 31, 2004, SNSA owned 79,414,260 of the Common Shares of SOSA. This ownership represents an economic and voting interest in SOSA of approximately 41.7%. As of May 31, 2004, the Stolt-Nielsen family (including Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 54.7% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. Jacob Stolt-Nielsen is authorized by a power of attorney to vote the shares of Fiducia Ltd. in shareholders meetings.

Board Representation

        Jacob Stolt-Nielsen, Chairman of the Board of Directors of SNSA, is currently the Chairman of SOSA's Board of Directors. James B. Hurlock, interim Chief Executive Officer of SNTG, from July 1, 2003 to June 14, 2004 has served on SOSA's Board of Directors since 2002. Niels G. Stolt-Nielsen, currently Chief Executive Officer of SNSA, has served on SOSA's Board of Directors since 1999.

        SNSA has historically had control over the election of SOSA directors. SOSA is required, by the terms of its New Bonding Facility, to appoint to its board before the end of June 2004 two directors that are independent as that term is defined under Nasdaq's corporate governance rules. SOSA has identified two new directors and has scheduled on June 30, 2004, an extraordinary general meeting for their election to the SOSA Board of Directors. In addition, its New Bonding Facility requires SOSA to establish, on or before September 30, 2004, the following in accordance with the Nasdaq listing requirements applicable to foreign private issuers that are not "controlled companies": a board consisting of a majority of independent directors, as defined under Nasdaq's corporate governance rules; an audit committee consisting of at least three members who are independent, as defined under Nasdaq's corporate governance rules; and at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.

        Even after the reduction of its economic and voting interest in SOSA, SNSA continues to exercise significant influence over matters requiring SOSA shareholder approval, which could prevent a change of control of SOSA.

Financial Interactions

        We and SOSA have a number of financial relationships which are described below.

SNSA Guarantees

        We have guaranteed the obligations of SOSA and /or its subsidiaries under bank guarantees pursuant to the following agreements: (i) a $44 million guarantee facility, of which $23.5 million is the maximum amount available to SOSA and for which we could be contingently obligated pursuant to this guarantee; (ii) the $28 million reimbursement agreement in respect of a letter of credit; (iii) the $45 million guarantee facility portion of the $55/45 million credit/guarantee facility, which permits SOSA to borrow up to $55 million and to request the provision of bank guarantees in relation to its performance obligations to up to $45 million; and (iv) a $29 million uncommitted guarantee facility, of which we have guaranteed up to approximately NOK 27 million (approximately $3.8 million as at May 31, 2004). SOSA arranged these bank guarantees and/or letters of credit in connection with projects, including the Duke Hubline project, the Langeled project, the Dalia project, the Vigdis project, and various other projects. If the banks are required to make payments under the bank guarantees or letters of credit and SOSA does not reimburse the banks for such payments as SOSA is obligated to do, we would be obligated to make such payments to the banks in connection with the bank guarantees or letter of credit as direct obligors. The banks that provided SOSA with the bank guarantees or letter of credit required this support from our as a condition to providing the bank guarantee or letter of credit. Our guarantees of SOSA's obligations in connection with these bank guarantees and letters of credit, as the case may be, will continue until the underlying bank guarantees and letters of credit, as the case may be, are terminated.

        Additionally, in connection with the New Bonding Facility, we have agreed to guarantee up to $96 million of SOSA's obligations with respect to bank guarantees issued under that facility. The obligation does not increase our overall guarantees of SOSA obligations, however, as the maximum amount of this guarantee is reduced at any time by the amount of SNSA guarantees outstanding from time to time in connection with the bank guarantees and letters of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. Our guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

$50 Million Liquidity Line (the SNSA Liquidity Line)

        We have extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, effective as of December 1, 2002, for working capital and other corporate purposes. The SNSA Liquidity Line remains available to SOSA until November 28, 2004. SOSA made a drawdown of $10 million in February 2003, which was repaid in March 2003, and a drawdown of $15 million in June 2003, which was repaid in the third quarter 2003. SNSA has informed SOSA, however, that SOSA's ability to fund a draw down under the SNSA Liquidity Line is limited by the terms of SNSA's existing credit facilities and may be prohibited in certain circumstances (and, in fact, currently is prohibited). SOSA has advised SNSA that it does not expect to need to utilize the SNSA Liquidity Line prior to its termination. A variable interest rate is charged on outstanding borrowings at a rate equal to the LIBOR plus 3.25% per annum. SOSA is permitted to repay all or any portion of the principal amount outstanding, along with any accrued interest, at any time, however, the SNSA Liquidity Line is fully subordinated to a $440 million secured multi-currency revolving credit facility and the $55/45 million credit/guarantee facility upon the occurrence of an event of default under either of those facilities. In addition, SOSA is prohibited under the terms of its Existing Credit Facility Agreements from repaying any amounts under the SNSA Liquidity Line at any time that an event of default or potential event of default has occurred and is continuing or, as a result of such payment, would occur under its Existing Credit Facility Agreements. As of the date of this Report, there were no amounts outstanding under the SNSA Liquidity Line.

The Subordinated Note

        On June 30, 2003, as a condition to the receipt of waivers of potential defaults and amendments to the financial covenants contained in the Existing Credit Facility Agreements, we agreed to make a $50 million subordinated note available to SOSA. SOSA subsequently drew the full amount available and entered into the Subordinated Note, which remained outstanding as of November 30, 2003. The Subordinated Note is fully subordinated to all indebtedness owed under and pursuant to the $440 Million Credit Facility, the $55/45 Million Credit/Guarantee Facility and the $44 Million Guarantee Facility. SOSA converted the Subordinated Note in return for the issuance of 22,727,272 SOSA Common Shares of SOSA to us on April 20, 2004.

Purchases of SOSA Common Shares

        In May 2002, we advanced $64.0 million to SOSA in order to assist SOSA to repurchase the 6,142,857 Common Shares previously issued to Vinci in 1999 and to settle the related share price guarantee. SOSA subsequently issued 6,392,478 Common Shares to us during 2002 for $38.4 million, which was used to partially repay the debt due to us. In November 2002, SOSA issued 6,019,287 Common Shares to us for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan.

Cross-Defaults in Certain Credit and Guarantee Facilities

        A default by SOSA under any of its credit facilities would result in a default under our operating lease agreement with Twelve Ships Inc. A default under this lease agreement could, in turn, create defaults under our other financings because most of these agreements contain cross-default provisions. In such an event, our creditors under those agreements could seek to exercise their remedies, including by accelerating the maturities of such indebtedness or taking control of the assets, if any, securing such obligations. We are currently seeking an amendment and restatement of the Twelve Ship Inc. facility which would remove the SOSA cross default provision for this agreement, but we cannot assure you that we will succeed.

Other Arrangements and Transactions with SOSA

        SOSA and SNSA have developed a number of arrangements and engage in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, are based on arm's length principles to accommodate our respective interests in a manner that is fair and beneficial to both parties. However, because of the scope of the various relationships between SOSA and us, we cannot assure you that each of the agreements and transactions, if considered separately, has been or will be effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

        All material arrangements with SOSA are reviewed by the Audit Committee of SNSA's Board of Directors. Existing material arrangements include agreements with an affiliate of SNSA under which the affiliate provides certain management, administrative, accounting, financial and other services to SOSA.

Corporate Services Agreement

        Pursuant to a corporate services agreement, SNSA supplies through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees for fiscal years 2003, 2002 and 2001 were approximately $3.4 million, $3.2 million and $3.7 million, respectively. The expected fee for fiscal year 2004 is approximately $3.2 million. The services agreement is automatically renewed for additional one-year terms. However, both SOSA and SNSA may terminate the agreement if mutually unable to agree on the annual fees payable. The services agreement may also be terminated by either party on the occurrence of certain events, including the other party's: failure to pay amounts due under the services agreement within 15 days after notice; breach of any material obligation under the services agreement and failure to cure any breach within, 30 days after notice and bankruptcy or related proceedings.

Other Administrative Service Charges

        SNSA provides various services to SOSA, including insurance, payroll administration, information technology, and receives a fee for these services. Fees for these services approximated $8.0 million, $5.6 million and $3.8 million for 2003, 2002 and 2001, respectively.

Insurance with Marlowe

        SOSA insures certain of its risks with our subsidiary Marlowe. For additional information please see Item 7. "Related Party Transactions—Captive Insurance Company."

Registration Rights Agreement

        SOSA has entered into a registration rights agreement with SNTG (Liberia), which gives SNTG (Liberia) the right to require SOSA to file up to five registration statements under the Securities Act covering SOSA Common Shares held by SNTG (Liberia), subject to the limitations on such demand rights contained in the agreement. Additionally, SNTG (Liberia) has the right to include its SOSA Common Shares in registration statements that SOSA may file on SOSA's behalf or on behalf of other shareholders.

Service Mark Agreement

        SOSA and SNSA are parties to an agreement under which SOSA has been granted the right to use the Stolt name and logo, without payment of any royalty, so long as SNSA or its affiliates own more than one-third of SOSA's voting shares.

SOSA Intercompany Payments

        The table below sets out charges and payments to SOSA and its subsidiaries for fiscal years 2003, 2002 and 2001.

	2003	2002	2001
	($ in millions)
Interest charges from SNSA to SOSA	3.5	0.6	0.4
Corporate services agreement charges from SNSA to SOSA	3.4	3.2	3.7
Other administrative service charges from SNSA to SOSA	8.0	5.6	3.8
Insurance premium payable by SOSA to captive insurance company	6.6	2.8	—
Insurance payments by captive insurance company to SOSA	(3.0)	(2.8)	—

Total	$18.5	$9.4	$7.9

        The total expected intercompany payments to be made for 2004 is $7.8 million.

        Short-term payables due to SNSA of $18.4 million as of November 30, 2003 (2002: $0.6 million) relate primarily to outstanding insurance related activities, restructuring charges and management service charges.

Stolt Tankers Joint Service

        SNTG operates its major intercontinental services through the STJS, an arrangement for the coordinated marketing, operation and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep sea intercontinental market. The STJS participants include affiliates and non-affiliates of SNSA. For further discussion of the STJS, see Item 4. "Information on Company—Business Overview—Description of Business Segments—Parcel Tanker Operations.

Captive Insurance Company

        Marlowe Insurance Ltd. ("Marlowe") is a Bermuda captive insurance company through which a limited portion of our subsidiaries' and investments' assets and activities are insured. SNTG (Liberia) owns all of the common stock of Marlowe while each of SNTG, SOSA and SSF own a separate class of non-voting preference shares.

        Marlowe's main policies comprise of the following: (i) 20% participation in the comprehensive policy for hull machinery insurance, war insurance, property insurance, equipment insurance, crime insurance, mortgage interest insurance, mortgage additional peril insurance, excess liability insurance, loss of hire for Seaway Polaris and professional indemnity insurance ("the Comprehensive Policy"); (ii) retention insurance for SOSA, whereby all of SOSA's deductibles from its various underlying policies are consolidated and insured by Marlowe ("the SOSA Retention Policy"); (iii) employee life insurance for major offices of SNTG, SOSA and SSF ("the Employee Life Policy"); and (iv) SNTG for any potential remediation costs and representations and warrantees made to the buyer in relation to the sale of tank storage terminals in Perth Amboy and Chicago in November 2001 ("the Perth Amboy and Chicago Policy"). Under the terms of the sale agreement for these terminals, we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. The 2003 premiums of these policies, which are eliminated in consolidation are $2.8 million, $6.6 million, $0.8 million and $0.8 million, respectively. In 2004, Marlowe also insures the fish stock of SSF ("the SSF Fish Stock Policy") for a premium of $9.1 million.

        Marlowe generally purchases reinsurance policies from third-party reinsurers in order to transfer its risk. For example, Marlowe's 20% interest in the Comprehensive Policy is fully reinsured, with Marlowe retaining no risk with respect to its participation, subject to the terms and conditions of the reinsurance policies and the ability of the reinsurers to make payments. For policies where the risks are more limited, Marlowe either retains full risk or reinsures only a portion of the policy. For example, the SOSA Retention Policy is fully retained by Marlowe. In addition, under the Employee Life Policy, Marlowe does not reinsure employee life insurance for death due to natural causes, but reinsures for all accidental deaths. The risk on the Perth Amboy and Chicago Policy for environmental contingencies is also fully retained by Marlowe. Marlowe does reinsure the fish mortalities for the SSF Fish Stock Policy. Any losses on claims on policies for which there is no reinsurance are expensed as incurred or when the expected losses can be estimated. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, Marlowe's future loss payments are inherently uncertain.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements."

Legal Proceedings

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Investigations by the U.S. Department of Justice and European Commission

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division of the DOJ and the Competition Directorate of the EC.

        As a result of our voluntary report to the DOJ, we entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to us subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, our directors, officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anticompetitive conduct in the parcel tanker business.

        At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us immunity from EC fines with respect to anticompetitive behavior, subject to our fulfillment the conditions of the program, including continued cooperation. There can be no assurance that in the future national authorities in Europe or elsewhere will not assert jurisdiction over the alleged conduct and/or seek to take action against us.

        Subsequently, the Antitrust Division's staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ's Corporate Leniency Program. Thereafter, in March 2004, the Antitrust Division voided the Amnesty Agreement and revoked our conditional acceptance into the DOJ Corporate Leniency Program. We intend to vigorously challenge the Antitrust Division's decision. If our challenge to the Antitrust Division's decision is not successful, it is possible that we or our directors officers or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. Even if our challenge were successful, our continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward we and our directors, officers and employees were meeting their obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        We remain in the EC's Immunity Program. Our directors, officers, and employees continuing immunity and amnesty under the EC's Immunity Program depends on the EC's satisfaction that going forward we and our directors and employees are meeting our obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that we or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        The DOJ has taken the position that the Executive Vice President and Managing Director of SNTG Tanker Trading, Richard Wingfield, who we have suspended from his employment with SNTG, has not complied with the cooperation requirements of the conditional immunity. In June 2003, the DOJ arrested Mr. Wingfield and filed a criminal complaint against him. To date, Mr. Wingfield has not been indicted.

        We are challenging the DOJ's withdrawal of conditional immunity and remain in the EC's Immunity Program. Because of this and the inherent difficulty of predicting the outcome of an investigation and the challenge to the DOJ's determination, we have made no provision for any fines or other penalties related to the DOJ or EC investigations in our Consolidated Financial Statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        The KFTC and the CCB have each notified SNTG that they are conducting investigations of the parcel tanker shipping industry and SNTG. SNTG has informed the KFTC and the CCB that it is committed to cooperating fully with the investigations.

        Because of the early stages of these investigations and the inherent unpredictability of the outcome of such proceedings, we are unable to determine whether or not an unfavorable outcome is probable and have made no provision for any fines or other penalties related to the KFTC or CCB investigations in our Consolidated Financial Statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former in house legal counsel, Paul E. O'Brien, who resigned in early 2002.

        In the Paul E. O'Brien action, the plaintiff seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum. We have moved for summary judgment on the entire complaint. The motion is fully briefed and under consideration by the Court.

        We intend to vigorously defend ourselves against this lawsuit and, in accordance with SFAS No. 5, "Accounting for Contingencies," we have not made any provision for any liability related to the action in the accompanying Consolidated Financial Statements.

Antitrust Civil Class Action Litigations

        To date we are aware of twelve putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, Odfjell, Jo Tankers and Tokyo Marine. The actions are as follows:

  1.
  JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) ("JLM");

  2.
  Nizhnekamskneftekhim USA, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc. (Houston,) Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co., H-03-1202 (S.D. Tex.)("Nizh");

  3.
  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) ("Fleurchem");

  4.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.);

  5.
  Allchem Industries Industrial Chemicals Group, Inc., individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-3476 (E.D. Pa.) ("Allchem");

  6.
  Basic Chemical Solutions LLC, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4080 (E.D. Pa.);

  7.
  GFI Chemicals, LP; and GFI Sweden AB, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4079 (E.D. Pa.);

8.
Illovo Sugar Limited, individually and on behalf of all others similarly situated, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 3:03-CV-1200 (D. Conn.) ("Illovo");

9.
Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc.; and Tokyo Marine Co. Ltd, No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton");

10.
KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249-RNC (D. Conn.) ("KP Chemical");

11.
Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.) ("Tulstar"); and

12.
Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of California, County of San Francisco) ("Brock").

        In nine of these actions, the customers claim they paid higher prices under the contracts they had with the defendants as a result of defendants' alleged collusive conduct. The remaining three actions, Fleurchem, Sutton and Brock, are on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. We have removed the Brock California state court action to federal court to consolidate it with the other federal actions. We have not been served in the KP Chemical or Tulstar actions.

        In the Allchem action listed above, the plaintiff recently filed a notice of voluntary dismissal. Additionally, we have settled with one of the named plaintiffs, Illovo Sugar, without material financial impact.

        In July 2003, we moved for the Judicial Panel on Multidistrict Litigation ("JPML") to consolidate all of the then-pending litigation into a single multidistrict litigation ("MDL") court for pretrial proceedings. None of the plaintiffs opposed this motion and the JPML consolidated the earliest filed cases into a single MDL proceeding before Judge Covello in the U.S. District Court for the District of Connecticut. Motions to consolidate the remainder of the cases (except for the recently filed KP Chemical and Tulstar actions and Sutton State Court action) as "tag-a-long" actions in that same Connecticut MDL court have been filed without opposition. Other than a case management conference, no proceedings have begun in the MDL action as yet due to the stay described below.

        SNTG's contracts with its customers contain arbitration clauses. Accordingly, prior to the JPML consolidation, in two of the earliest filed class actions (Nizh and JLM) we filed motions to compel arbitration. In the JLM action SNTG's motion to compel arbitration was denied by the U.S. District Court for the District of Connecticut. All proceedings in the district court were stayed pending the appeal to the United States Court of Appeals for the Second Circuit. In the meanwhile, the JLM action has been consolidated before the MDL court, which has continued the stay and applied it to all the actions before the MDL Court. The Second Circuit heard oral argument on February 3, 2004 and the parties await the Court's ruling on the arbitration issues. In the Nizh action in the U.S. District Court for the Southern District of Texas, the motion to compel arbitration was granted. Subsequently, in December 2003, Nizh served on the named defendants a demand for arbitration in New York. The

MDL court has stayed the Nizh arbitration along with the other actions pending a ruling by the Second Circuit in the JLM matter regarding the arbitration issues.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, we are not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome and we have not made any provision for any of these claims in our Consolidated Financial Statements.

Private Civil Actions By Direct Opt-Out Plaintiffs

        On November 7, 2003, The Dow Chemical Company filed antitrust claims against us in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above. The claims are presented in two complaints, which reflect that for part of the period at issue Dow had not then merged with Union Carbide Corporation. The actions are captioned as follows:

1.
The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., LTD., 3:03 CV 01920 (GLG) (D. Conn);

2.
Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., LTD., 3:03 CV 01919 (SRU) (D. Conn.)

        On June 7, 2004, Huntsman Petrochemical Corporation filed antitrust claims against SNSA and SNTG in the Federal District Court for the District of Connecticut. The claims generally track the allegations in the putative class actions described above. This action is captioned as follows:

1.
Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty Limited and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd.

        The Dow and Union Carbide actions have been consolidated into the JPML proceedings. All pretrial proceedings in these actions would be handled by the same court that addresses the pretrial proceedings in the consolidated putative class actions. The Huntsman action has not yet been consolidated into the JPML proceedings although we have been informed by the plaintiff that it intends to consolidate this action. SNTG's contracts with Dow, Union Carbide and Huntsman Petrochemical Corporation contained arbitration clauses. Like the other actions before the MDL court, these actions are stayed pending a ruling by the Second Circuit on the arbitration issues.

        These actions name the same defendants as the putative class actions, make similar allegations, and seek the same type of damages under the Sherman Act as sought by the putative class actions. In effect, Dow has asserted claims in its own name that were already included within the purported scope of the putative class actions.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, we are not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome and we have not made any provision for any of these claims in our Consolidated Financial Statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the SNSA Group and certain officers. The action is captioned as follows: Joel Menkes, individually and on behalf of all others similarly situated v. Stolt-Nielsen SA, Jacob Stolt-Nielsen, Niels G. Stolt-Nielsen, Samuel Cooperman, and Reginald J.R. Lee, 3:03 CV 409 (AWT) (D. Conn.) The complaint appears to be based significantly on media reports about the O'Brien action and the DOJ and EC investigations described above. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed, but on June 27, 2003, at plaintiffs' request, the Court appointed Irene and Gustav Rucker as lead plaintiffs in the action.

        On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of SNSA's ADR's from May 31, 2000 through February 20, 2003 … and all U.S. located purchasers of SNSA's securities traded on the Oslo Børs to recover damages caused by defendants' violations of the U.S. Securities Exchange Act of 1934." The complaint asserts that our failure to disclose alleged corrupt or illegal behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the our securities by making it appear that we were "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003 the SNSA Group filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004 and the parties await a ruling from the Court.

        We intend to vigorously defend ourselves against this lawsuit and, in accordance with SFAS No. 5, we have not made any provision for any liability related to the action in our Consolidated Financial Statements.

Customer Relations Issues

        We have actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support and some have expressed concerns. We have participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. We have reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, we expect that they will not have a material negative impact on SNTG's earnings or cash flows. If favorable market conditions continue in the future, these agreements may have a more positive financial impact over time than the commercial arrangements that they replaced. Based on our interaction with our other significant customers, we expect to continue doing business with those customers on terms that reflect the market for our services.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control

        The U.S. Department of the Treasury's OFAC currently is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the IEEPA and the Iranian Transactions Regulations. OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

        With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations.

        With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. OFAC has referred this matter to the U.S. Attorney's Office in Connecticut for investigation.

        Because of the stages of the Iran investigation and the inherent unpredictability of the outcome of such proceedings, we are unable to determine whether or not an unfavorable outcome is probable and we have made no provision for any fines or other penalties related to OFAC's Iran investigation in the accompanying Consolidated Financial Statements.

Investigation by U.S. Attorney's Office in Connecticut

        The U.S. Attorney's Office in Connecticut has opened an investigation regarding whether SNTG's "trade with embargoed countries violated U.S. laws." We are cooperating fully with the U.S. Attorney's Office.

        Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, we are unable to determine whether or not an unfavorable outcome is probable and we have made no provision for any fines or other penalties related to the U.S. Attorney's investigation in our Consolidated Financial Statements.

Compliance with Existing Debt Documents

        At fiscal year end 2003, we were in compliance with the financial covenants under various creditor agreements. Such compliance was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below. For additional information on compliance with terms of our former $240 million credit facility, see Item 13. "Defaults, Dividends, Arrearages and Delinquencies."

        On February 20, 2004, the waiver agreement with respect to our Senior Notes was terminated. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of each of: (i) our leverage covenant; (ii) our limitations on dividends and stock purchases; (iii) our limitations on consolidations and mergers and sales of assets; and (iv) guaranties under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. We have informed the representatives of the Senior Note holders that we disagree with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into the Amendment Agreement to amend the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see Item 5. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Senior Notes."

        As a result of the termination of the waiver with the note holders, waivers in respect of certain other financings also expired on February 20, 2004. Waivers that did not automatically terminate on February 20, 2004, terminated on May 21, 2004, in accordance with their terms. At that time, we were in compliance with the financial covenants in the original agreements for those financings, therefore no default resulted from those waiver terminations.

Stolt Offshore

Technip

        In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ("Technip"), commenced legal proceedings in the UK High Court against three subsidiaries of SOSA for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to SOSA's use of the flexible lay system on the Seaway Falcon. The claim was heard by the UK High Court in 1998 and on January 27, 1999 the disputed patent was held valid in favor of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant's appeal and maintained the validity of the patent. SOSA applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent were held valid.

        During 2001, Technip submitted an amended claim for damages claiming the lost profits on a total of 15 projects. In addition there was a claim for alleged price depreciation on certain other projects. The total claim was for UK pounds 63 million (approximately $118 million), plus interest, legal fees and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into UK waters. SOSA estimated that the total claim would be approximately UK pound 88 million (approximately $165 million). In the alternative, Technip claimed a reasonable royalty for each act of infringement, interest and legal costs. Technip did not quantify the claim.

        During 2003, the UK High Court held that the same patent, the subject of the proceedings against SOSA, was invalid in a separate and unrelated litigation between a company of the Halliburton Group and Technip. That decision has been appealed by Technip.

        In light of the decision in the Halliburton case, SOSA applied to the UK High Court to stay the damages inquiry in the Stolt Offshore case, pending the resolution of the Halliburton case. The UK High Court denied the request. SOSA appealed this decision to the UK Court of Appeal and the UK Court of Appeal, subsequent to a hearing in January 2004, decided that SOSA could not benefit from the patent being revoked in the Halliburton case. However, the UK Court of Appeal did not decide on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues were expected to be considered by the UK Court of Appeal after the decision in the Halliburton case was known. The damages inquiry in the infringement case with Technip was scheduled to be heard beginning in late April 2004.

        As of November 30, 2002, SOSA, in consultation with its advisers, had assessed that the range of possible outcomes for the resolution of damages was $1.5 million to $130.0 million and determined that no amount within the range was a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, as interpreted by the FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss," SOSA provided $1.5 million in the financial statements, being the lower amount of the range.

        As of November 30, 2003, SOSA, in consultation with its advisers, provided for an increased contingency reserve of $9.3 million related to this litigation, reflecting SOSA's best estimate of the then expected settlement.

        On March 18, 2004, SOSA announced that it and Technip had reached a settlement of this matter. The settlement involves (i) a cash payment by SOSA of an amount within its contingency reserve described above, (ii) Technip's grant of a license to SOSA for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee, (iii) the termination of arbitration proceedings in the U.S. with respect to an unrelated matter, with neither party making payment to the other, and (iv) a transfer to Technip of a portion of SOSA's minority equity interest in a project joint venture involving Technip and SOSA. SOSA estimates the fair value of this interest to be approximately $6.0 million. Technip has not granted to SOSA a license to use the allegedly infringing technology or process in any other jurisdiction.

Duke Hubline

        In October 2003, SOSA commenced arbitration proceedings against Algonquin Gas Transmission Company, claiming approximately $57.8 million in unpaid invoices for work performed while laying an offshore gas pipeline off the coast of Massachusetts for the Duke Hubline project (a conventional project in the U. S., executed in 2002 and 2003). Algonquin Gas Transmission, the owner of the pipeline, challenged its obligation to pay any of the invoice amounts and asserted counterclaims totaling an additional $39 million for alleged mismanagement and inadequate performance by SOSA. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, SOSA was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against SOSA in Louisiana state courts for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens are the subject of proceedings commenced by them against SOSA and Algonquin Gas Transmission in Massachusetts state court.

        SOSA's dispute with Algonquin Gas Transmission was referred to mediation in late January 2004, at which the parties reached a "settlement in principle" whereby (i) Algonquin Gas Transmission agreed to pay SOSA $37 million in full and final settlement of SOSA's claims and (ii) SOSA agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens in full and final settlement of Algonquin Gas Transmission's counterclaims. A definitive settlement agreement was executed on February 26, 2004 reflecting the terms of the "settlement in principle" and Algonquin Gas Transmission paid the settlement amount to SOSA. The value of the settlement is consistent with the receivable of $37 million recorded as of November 30, 2003. SOSA has also reached agreements in principle with Bisso Marine Company and Torch Offshore Inc. to settle the related subcontractor litigation.

West African Contract

        In connection with a major West African contract, SOSA received a letter dated December 12, 2003 from the customer notifying SOSA of a potential claim for an unspecified amount of liquidated damages. The claim relates to delays in completion of certain milestones. SOSA believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

Stolt Sea Farm

        Several SSF companies and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General, State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding PCB content. This is a so-called "Proposition 65" proceeding under Californian Law.

        The outcome of this action is uncertain, and this could end with decree by the court that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding become liable for a monetary fine.

        In April 2003, two lawsuits were filed against SSF pertaining to its operations in the Broughton Archipelago, British Columbia. Both actions were brought in the name of aboriginal organizations. The lawsuit filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages and other relief arising from the stocking of aquaculture facilities in territory claimed to be subject to aboriginal title of the plaintiffs. In this action, the plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with SSF. Both actions are being vigorously defended by all named defendants, and we have not made any provision for any liability related to these actions in our Consolidated Financial Statements.

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

Dividends

        Cash dividends are normally paid twice per year in U.S. dollars.

        The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

Class of Stock	1999	2000	2001	2002	2003
Common	$0.375	$0.250	$0.250	$0.250	$0.250
Class B*	$0.375	$0.250	$0.125	$—	$—
Founder's	$0.005	$0.005	$0.005	$0.005	$0.005

*
In March 2001 all Class B Shares were reclassified as Common Shares on a one-for-one basis.

        The 2003 figures represent the interim and final dividend for 2002. An interim dividend for 2002 of $0.125 per Common Share and $0.005 per Founder's Share was declared on November 15, 2002 and paid on December 18, 2002. The shareholders at our Annual General Meeting, held on May 8, 2003, approved a final dividend for 2002 of $0.125 per Common Share which was paid on May 28, 2003 to shareholders of record as of May 14, 2003. The SNSA Board of Directors decided not to pay a dividend for the fiscal year ending November 30, 2003. We are currently prohibited by the terms of our financing arrangements from paying dividends to our shareholders.

Significant Changes

        Except as described in Note 28 to the Consolidated Financial Statements, included in Item 18 of this Report, Item 4. "Information on the Company—Recent Significant Developments," Item 5. "Operating and Financial Review and Prospects" and Item 8."Financial Information—Legal Proceedings" of this Report, there have been no significant changes since November 30, 2003.

Item 9. The Offer and Listing.

Stock Trading History

        The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

Common Shares (Nasdaq)

Quarterly for the two years ended November 30, 2003 and for the two quarters ended May 31, 2004	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2004
High	$16.70	$17.35
Low	$7.33	$11.81
2003
High	$8.98	$8.20	$7.87	$9.33
Low	$5.20	$5.72	$6.06	$7.80
2002
High	$15.74	$16.97	$16.98	$12.10
Low	$12.28	$14.26	$11.44	$6.21
Annually for the five years ended November 30,	2003	2002	2001	2000	1999
High	$9.33	$16.98	$20.45	$22.00	$16.75
Low	$5.20	$6.21	$10.50	$11.75	$9.00

Common Shares (Oslo Børs) (Norwegian kroner)

Quarterly for the two years ended November 30, 2003 and for the two quarters ended May 31, 2004	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2004
High	117.50	122.50
Low	49.10	81.50
2003
High	64.50	55.00	58.00	67.00
Low	39.20	42.00	41.50	54.00
2002
High	142.00	152.00	130.00	92.00
Low	112.00	126.00	84.50	47.00
Annually for the five years ended November 30,	2003	2002	2001	2000	1999
High	67.00	152.00	189.00	225.00	148.00
Low	39.20	47.00	93.00	120.00	73.00
	Nasdaq ADS		Oslo Børs
	(U.S. dollar)		(Norwegian kroner)
Monthly
	High	Low	High	Low
2003
November	$8.55	$7.97	60.00	54.00
December	$9.86	$7.33	64.00	49.10
2004
January	$14.55	$10.46	97.75	70.25
February	$16.70	$13.00	117.50	90.50
March	$17.35	$13.63	122.50	92.25
April	$14.75	$13.39	103.00	90.50
May	$13.25	$11.81	90.00	81.50

Markets

        Our Common Shares are currently listed in Norway on the Oslo Børs (under the ticker symbol SNI) and trade as ADSs, each of which represents one Common Share, in the U.S. on Nasdaq (under the ticker symbol SNSA). On March 7, 2001, we completed a share reclassification. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification reclassified our outstanding non-voting Class B Shares (previously listed on the Oslo Børs under the ticker symbol SNIB and traded as ADSs on Nasdaq under ticker symbol STLBY) as voting Common Shares on a one-for-one basis. Prior to the share reclassification, our Common Shares were only listed on Nasdaq (under the ticker symbol STLTF).

Item 10. Additional Information

Organization and Register

        We are a Société Anonyme Holding organized in the Luxembourg under the Company Law of 1915, as amended ("Luxembourg Company Law"). We were incorporated in Luxembourg in 1974 as the holding company for all of the group's activities.

        Our registered office is located at 23, avenue Monterey, L-2086 Luxembourg and we are registered in the Companies' Register of the Luxembourg District Court under the designation R.C. S. Luxembourg B.12.179.

Articles of Incorporation

        Set forth below is a description of the material provisions of our Articles of Incorporation and the Luxembourg Company Law. The following summary is qualified by reference to the Articles of Incorporation and applicable Luxembourg law. The full text of the Articles of Incorporation is available at our registered office.

Objects and Purposes

        Article Three of our Articles of Incorporation sets forth our purpose as a holding company, namely the participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationalities through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Stolt-Nielsen, or companies which are subsidiaries of or associated with or affiliated with Stolt-Nielsen; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

Directors

        The Board of Directors is comprised of at least three and not more than nine members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders, for a period not exceeding six years and until their successors are elected. It is our customary practice that directors are elected for terms of one year at the Annual General Meeting held each year in Luxembourg.

        Our Articles of Incorporation do not have a mandatory retirement age for directors.

        Our Articles of Incorporation do not require directors to be shareholders in SNSA.

        Under Luxembourg law and our Articles of Incorporation, the members of the Board of Directors owe a duty of loyalty and care to SNSA. They must exercise the standard of care of a prudent and diligent business person and bear the burden of proving they did so if their actions are contested.

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

Authorized Shares

        Our authorized share capital consists of:

  •
  120,000,000 Common Shares, no par value; and

  •
  30,000,000 Founder's Shares, no par value.

        Under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of SNSA.

        Pursuant to our Articles of Incorporation, and as required by current Luxembourg law in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles of Incorporation revising our authorized capital. Amendments increasing our authorized capital were approved at an Extraordinary General Meeting of Shareholders held on March 6, 2001, and publication of such amendment in the Official Gazette took place on October 29, 2001. From time to time we take such steps as are required cause the authorized capital to remain in effect.

        The Board of Directors is authorized to issue additional Common Shares and Founder's Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

        As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for held by such shareholders, cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years, and our Board of Directors has done so, with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders pursuant to the requirements to amend the Articles of Incorporation set forth in "Voting Rights" below. As a result, based on publication of the amendment to our Articles of Incorporation in October 2001, Common Shares will not be entitled to preemptive rights for a period of at least five years ending October 2006. In addition, the relevant provisions of Norwegian law and Oslo Børs regulations, where our Common Shares are listed for trading, require "equal treatment" of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the "market price" thereof.

        Our Articles of Incorporation contain an anti-dilution provision which requires the level of Founder's Shares remain at 20% of all outstanding voting shares (Common Shares and Founder's Shares). In the event of a stock dividend, recapitalization or other issuance of our Common Shares, additional Founder's Shares are distributed to the then holder(s) of such Founder's Shares on a proportionate basis so as to maintain the 20% level at all times.

        In addition to our authorized Common Shares and Founder's Shares set forth above, an additional 1,500,000 Class B Shares, no par value, have been authorized solely in connection with the exercise of options granted under our existing stock option plans, and may not be issued for any other purpose. The rights, preferences and priorities of such Class B Shares are set forth in the Articles of Incorporation. All such Class B Shares convert into Common Shares immediately upon issuance. Such Class B Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2010.

Voting Rights

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Founder's Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Founder's Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles of Incorporation which requires (x) a two-thirds vote of those Common Shares and Founder's Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote; (ii) to change the country of incorporation of Stolt-Nielsen to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Founder's Shares; and (iii) any action for which the Articles of Incorporation require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Founder's Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles of Incorporation in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Founder's Shares if such class of shares is adversely affected.

Shareholder Meetings and Notice Thereof

        Under the Articles of Incorporation, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in May. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within 30 days after receipt of a written demand by shareholders representing at least one-fifth of the outstanding shares entitled to vote.

        The Articles of Incorporation require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least 20 days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any of our directors, at least five days before the meeting.

Dividends

        Under the Articles of Incorporation, holders of Common Shares and Founder's Shares participate in annual dividends, if any are declared, in the following order of priority:

  •
  $0.005 per share to Founder's Shares and Common Shares equally;

  •
  thereafter, all further amounts are payable to Common Shares only.

        Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year's financial statements have been approved by the shareholders at a general meeting, and any such interim dividend must be approved by our independent auditors. Final dividends are declared once a year at the Annual General Meeting. Interim and final dividends on Common Shares and Founder's Shares can be paid out of earnings, retained and current, as well as paid-in surplus.

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

Liquidation Preference

        Under the Articles of Incorporation, in the event of a liquidation, all of our debts and obligations must first be paid, and thereafter all of our remaining assets are paid to the holders of Common Shares and Founder's Shares in the following order of priority:

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

Restrictions on Shareholders

        Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with imminent and grave damage, which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions:

  (i)
  no U.S. Person (as defined in the Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares;

  (ii)
  all shareholders who are U.S. Persons may not own, directly or indirectly, more than 49.9% of our outstanding shares (including for these purposes the shares of U.S. Persons who were shareholders as of August 31, 1987);

  (iii)
  all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares; and

  (iv)
  no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

        The Articles of Incorporation provide that the foregoing restrictions, except as specified in (iii) above, shall not apply to any person who was a shareholder as of August 31, 1987, or certain Affiliates or Associates (as such terms are defined in the Articles of Incorporation) of such person.

        In addition to the restrictions on shareholders described above, the Board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with imminent and grave damage. Luxembourg Company Law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by such phrase.

        In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (a) the amount paid for the shares if acquired within the 12 months immediately preceding the date of the notice, and (b) the last quoted price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (b) in situations where (a) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors) and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available.

        Our form of share certificate requires a certification to be made upon the transfer of ownership regarding the citizenship of the transferee. The certification is intended to assist us in enforcing the restrictions described above.

Change in Control

        Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of SNSA and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Non-Luxembourg Shareholders

        There are no limitations under Luxembourg law on the rights of non-residents to hold or vote our shares.

Material Contracts

        Other than as described herein, in Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness" and in Note 16 to our Consolidated Financial Statements included in Item 18 of this Report, we were not party to any other material contracts, outside of our ordinary course of business.

The Stolt Fleet Loan with Danish Ship Finance

        On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with previous financings of 14 oceangoing ships that were combined and adjusted to reflect a change in ship ownership structure within certain of our indirect wholly owned subsidiaries. Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility and each refinancing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2003 was $301 million. For additional information on this term loan, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—The Stolt Fleet Loan with Danish Ship Finance," and Note 16 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.5 attached to this Report.

The $275 Million Revolving Credit Facility

        On July 19, 2001, we entered into the $275 million secured revolving loan facility with various banks party thereto, including HSBC Investment Bank plc as facility agent. There was $250 million outstanding under this facility as of November 30, 2003. The facility matures on July 19, 2006. SNTG (Liberia) is the borrower under this facility. There are no scheduled repayments of principal under this facility other than at maturity. Seven oceangoing ships are mortgaged as security in support of the $275 million revolving credit facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We and each owner of ships under this facility are guarantors of the obligations of the borrower under the facility. For additional information on this credit facility, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—The $275 Million Revolving Credit Facility and Note 16 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.6 attached to this Report.

$130 Million Revolving Credit Facility

        On March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG as agent. The proceeds of this facility were used to repay the outstanding borrowing under $240 million multicurrency revolving facility referred to above. As of March 30, 2004, $120 million of this facility was drawn. Under the terms of the facility, the maximum loan availability is reduced every six months by $9.3 million beginning September 2004. Any amount borrowed and repaid may be reborrowed. We have mortgaged eleven ships as security in support of the obligations of the borrower under this facility and the subsidiaries owning these ships have also granted security interests in the earnings and insurance proceeds generated by such ships. We and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility. For additional information on this credit facility, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—$130 Million Revolving Credit Facility and 16 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.7 attached to this Report.

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

Taxation

Luxembourg Taxation

        The following is intended only as a general summary of material tax considerations affecting dividend payments by us relevant to prospective investors in SNSA. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. Prospective investors are therefore urged to consult their own tax advisers with respect to their particular circumstances.

Stolt-Nielsen S.A.

        We are a holding company under the law of July 31, 1929 of Luxembourg and are eligible for the following taxation provided for by the decree of December 17, 1938.

        Under the said decree, a Holding 1929 billionaire can opt to be subject to a special income tax calculated at varying rates depending on the distributed income.

        The basis of assessment of this "tax on distributions" consists of the three following elements:

  —
  Interest paid on bonds and similar securities,

  —
  Dividends distributed,

  —
  Emoluments and fees (tantièmes) paid to non-resident directors, statutory auditors and liquidators.

        The tax liable to the Holding 1929 billionaire is calculated as follows:

A.
If bond interest and interest on other similar securities paid in the year is at least €2.400.000:

•
3% of the interest paid to holders of bonds and similar securities; plus,

•
1,80% of dividends, fees and emoluments up to €1.200.000; plus,

•
0,10% of dividends, fees and emoluments on any excess.

B.
If bond interest and interest on other similar securities paid in the year is less than €2.400.000:

•
3% of the interest paid to holders of bonds and similar securities; plus,

•
3% of the dividends, directors fees and emoluments up to an amount equal to the difference between €2.400.000 and the total amount of interest paid on bonds or other similar securities; plus,

•
1,80% of dividends, fees and emoluments up to a further amount of €1.200.000; and,

•
0,10% of dividends, director's fees and emoluments on any excess.

        In any case, the minimum annual tax that a Holding 1929 billionaire will have to pay amounts to €48.000.

        Subject to the foregoing, we, as a Holding 1929 billionaire, are not liable under present Luxembourg law for any income tax, withholding tax, capital gains tax, estate or inheritance tax, or any other tax (except for a contribution tax of 1% on issues of share capital), calculated by references to our capital, assets or income.

Shareholders

        At the outset, please note that a Holding 1929 billionaire does not benefit from the double tax treaties concluded by Luxembourg with foreign countries.

        Under present Luxembourg law, no withholding tax will be due on interest paid and distributed dividends (so long as we maintain our status as a holding company) or liquidation proceeds from a Holding 1929 billionaire.

        Shareholders domiciled or resident in Luxembourg (except holding companies) or who have a permanent establishment in Luxembourg with whom the holding of our common shares is effectively connected, have to include the dividend received in their taxable income during the relevant period.

        Physical persons domiciled or resident in Luxembourg are not subject to taxation of capital gains unless the disposal of our common shares preceded the acquisition or the disposal occurs within six months following the acquisition of our common shares. Physical persons domiciled or resident in Luxembourg who own more than 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) of the issued common shares are liable to taxation on capital gains even after the six months holding and physical persons who were formerly residents or domiciled in Luxembourg will remain so liable during a period of five years after they have given up their domicile or residence in Luxembourg or their holding has been reduced below 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) provided they had their domicile or residence in Luxembourg for more than 15 years.

        Luxembourg shareholders and companies will not benefit from the participation exemption regime on received dividends and capital gains on shares disposal deriving from the Holding 1929 billionaire.

        The disposal of common shares by non-resident shareholders (companies or individuals) will be tax free in Luxembourg under domestic rules assuming that:

  •
  None of the shareholders has a permanent establishment in Luxembourg under internal law to which the common shares could be attached; or

  •
  The disposal occurs more than 6 months after the acquisition or the shareholding represents less than 10% of the share capital of the Holding 1929 billionaire.

        There is no Luxembourg transfer duty or stamp tax applicable on sales acquisitions of the common shares.

U.S. Federal Income Taxation

        The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs as part of a hedging or conversion transaction or as a position in a straddle for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our stock. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This summary (i) is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

        For purposes of this summary, a U.S. Holder is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the U.S., (ii) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner (or, in the case of a partnership, a holder) of Common Shares or ADSs that is not a U.S. Holder.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Common Shares or ADSs the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor.

        Each holder is urged to consult its own tax advisor with respect to the U.S. federal, state; local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

Ownership of ADSs in General

        For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.

Foreign Personal Holding Company Status

        SNSA is a foreign personal holding company for U.S. federal income tax purposes. As a result, U.S. Holders would be subject to U.S. federal income tax on their share of any undistributed foreign personal holding company income (generally, taxable income calculated as if we were a U.S. corporation, subject to adjustments for any dividends paid and certain other items) received by us but not actually distributed to shareholders. To the extent that a U.S. Holder were required to include amounts in income under this rule, such amounts would be added to the tax basis of the Common Shares or ADSs held by such U.S. Holder. We have made distributions in an amount sufficient to eliminate undistributed foreign personal holding company income in the past and, subject to compliance with certain financing covenants limiting our ability to pay dividends; we intend to distribute all such income we may receive in the future.

Distributions

        Subject to the discussion above under Foreign Personal Holding Company Status, the gross amount of any distribution by us of cash or property (other than certain distributions, if any, of Common Shares distributed pro rata to all our shareholders of SNSA, including holders of ADSs) with respect to Common Shares or ADSs will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of SNSA as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under Foreign Personal Holding Company Status, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S.

federal income tax principles) it will first be treated as a tax-free return of the U.S. Holder's adjusted tax basis in the Common Shares or ADSs to the extent thereof and thereafter as capital gain. Since (as a foreign personal holding company) we are not considered a "qualified foreign corporation," non-corporate U.S. Holders will not be eligible for the lower tax rates which otherwise would apply to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning before December 31, 2008.

        Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by SNSA generally will constitute "passive income," or, in the case of certain U.S. Holders, financial services income.

        Subject to the discussion below under Backup Withholding Tax and Information Reporting Requirements, a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., if any.

Sale or Exchange of Common Shares or ADSs

        A U.S. Holder generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such Common Shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., if any, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information Reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the U.S. to a holder of Common Shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the U.S. to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND

DISPOSITION OF COMMON SHARES OR ADSs. PROSPECTIVE PURCHASERS AND HOLDERS OF COMMON SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to foreign private issuers and, in accordance with these requirements, we file Reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the Reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        You may read and copy any documents that we file with the Commission, including this Report and the related exhibits, without charge at the Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, this Report and the related exhibits are publicly available through the website maintained by the Commission at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk, including changes in interest rates, currency exchange rates and bunker fuel costs. To manage the volatility relating to these exposures, we enter into derivative transactions in accordance with our policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. We do not hold or issue derivative instruments for trading or speculative purposes.

Currency Rate Exposure

        The primary purpose of our foreign currency hedging activities is to protect against the volatility associated with foreign currency exposures arising in the normal course of business. Hedges are put in place to: (1) limit the effects of non-functional currency fluctuations on business profit margins and earnings; (2) convert non-functional currency capital purchases to the primary currency of each company; and (3) swap non-functional currency debt for U.S. dollar debt.

        Our board of directors establishes the hedging policies, including all allowable hedging instruments and duration of the hedges. Our policy does not permit speculative hedging activity of any kind. Normally, all hedges match the currency and maturity of the exposure. We primarily utilize forward exchange contracts negotiated with major banks. Our reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within SNTG. In SSF, the functional currencies are the Norwegian kroner, the British pound, the Japanese yen, the euro, and the U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, companies with a non-dollar functional currencies. We do not use derivative instruments to hedge translation exposures or the value of our investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $25.6 million, $37.9 million and $8.6 million for the years 2003, 2002 and 2001, respectively. These are recorded in Other Comprehensive Income (Loss) in the Consolidated Statement of Shareholders' Equity.

        We are also exposed to fluctuations in non-functional currency revenues and operating expenditures (transaction exposures) and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We currently use forward exchange contracts to hedge capital expenditures, non-functional currency debt, committed operating expenses, and forecasted operating costs. Our primary foreign currency exposures are the euro, Norwegian kroner, British pound, Canadian dollar, Japanese yen and Singapore dollar. All of our forecasted operating cost hedges are designated against specific exposures and classified as cash flow hedges. Cash flow hedges are accounted for under hedge accounting rules that allow derivative gains (losses) to be recorded on the balance sheet until the expenditure occurs.

        Our derivative instruments are over-the counter instruments entered into with major financial credit institutions. These derivative instruments are standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Interest Rate Exposure

        Our exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to LIBOR. As of November 30, 2003, the consolidated debt, after consideration of interest rate swap agreements, was approximately 43% variable-rate debt.

        Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, we limit our exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. We maintain fixed rate debt as a percentage of our net debt between a minimum and a maximum percentage, which is set by our Board of Directors.

Bunker Fuel Exposure

        Ship bunker fuel for our tanker operations constituted approximately 20% of the total operating expenses for tankers. We enter into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. Historically, a majority of the contract business of the tanker operations has been protected against a rise in bunker fuel under the terms of our COA. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. As a result, we maintain an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

        We use a value-at-risk ("VAR") model to assess the market risk of our derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2003, our estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $1.1 million from adverse changes in foreign exchange rates. Our maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $1.7 million and $0.7 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

        The fair value losses shown in the table below have no impact on our results or financial condition and serve only as an illustration of derivative and short term interest rate volatility. Note that any adverse movement in foreign exchange or bunker derivatives is offset by corresponding changes in the fair value of the underlying exposure being hedged.

	VAR
	As of November 30,
	2003	2002
	($ in millions)
Interest rates	1.7	0.5
Foreign exchange rates	1.1	2.8
Bunker fuel rates	0.7	0.5

        The decrease in the VAR, in connection with foreign exchange rates, is attributable to a significant reduction in the financial instruments held by us during the second half of fiscal year 2003. The increase in VAR related to interest rates is attributable to the increase in outstanding variable rate debt in 2003 as we drew down all of our variable rate lines of credit.

        A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report and disclosure relating to the financial instruments is included in Note 26 to the Consolidated Financial Statements, also included in Item 18 of this Report.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        On November 26, 1996 we entered into a $240 million multicurrency revolving facility with various banks party thereto, including DnB NOR Bank as facility agent. The facility was originally scheduled to mature on November 26, 2003 but, on November 28, 2003, was extended by amendment, initially to December 15, 2003. On December 15, 2003, this facility was again scheduled to mature in accordance with its terms, as amended. We did not repay the facility at that date because we were in the midst of ongoing negotiations to further extend this facility and enter into additional waivers with respect to our other financing arrangements. At that time there was $160 million principal amount outstanding under this facility. We subsequently agreed, effective as of December 29, 2003, with the requisite banks party to the $240 million facility to a further extension of the maturity of the facility until May 21, 2004. On March 30, 2004 we repaid all amounts which remained outstanding under this facility ($140 million at the time) with the proceeds received from our new $130 million revolving loan facility and available cash.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act, is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, with the participation of management, have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report. Based upon that evaluation, our Chief Executive Officer and Chief

Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Report to achieve their intended objectives. With respect to SOSA, however, the evaluation identified certain matters involving internal controls and operations of several major projects, particularly in the AFMED region, including cost overruns on major projects, delay in SOSA's recovery of amounts owed to it, and the delayed settlement of claims and variation orders with respect to major projects that had a significant negative impact on its liquidity. The evaluation also disclosed that the internal controls at SSF in its Asia Pacific region were ineffective and increased the exposure to fraud or financial statement error. During 2003, SSF believes that one of its employees in the Asia Pacific region engaged in improper transactions and unauthorized trading of seafood. The lack of prevention or timely detection of this incident are results of the internal control deficiencies. SOSA and SSF have initiated programs of remedial measures which are further discussed below.

        There has been no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, other than implementation of the remedial measures to correct the deficiencies at SOSA and SSF identified above which include the following:

SOSA:

  •
  Adoption of revised policies and procedures in connection with tendering practices and contract terms;

  •
  Establishment of clear and regional accountability, including responsibility for project execution;

  •
  Changes in management, including the appointment of a corporate vice president of project controls, as well as regional project controls managers to emphasize regional project responsibility; and

  •
  Implementation of new procedures for project management, marine operations, strategic planning and supply chain management.

SSF:

  •
  Removed all individuals involved in the alleged unauthorized activities, and replaced certain of SSF Asia Pacific region management for failure to properly perform their duties;

  •
  Commenced an overall process improvement project with the aim of updating the business and accounting cycles so that they are better able to satisfy the needs of the business, as well as the internal control objectives, as well as the internal control objectives, including segregation of duties;

  •
  Through the process improvement project, these key business and accounting procedures are being documented and communicated to staff with appropriate employee training; policies and procedures are currently being formalized covering the key business operations, and ensure that they meet the overall business objective;

  •
  Considerable accounting systems modifications and development are also being undertaken, with additional projects underway to ensure that the systems fit within the business operations;

  •
  Improve the overall skill levels regarding accounting systems, including ongoing systems development and controls; and

  •
  Improvement of the management reporting and review system.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert.

        Our audit committee does not currently include a financial expert as defined under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the rules of the SEC. Our Board has nominated Roelof Hendriks as an additional independent non-executive director and, if his nomination is approved by our shareholders at the Annual General Meeting to be held on July 7, 2004, we expect that he would be designated a member of our Audit Committee and as an audit committee financial expert. In the meantime, we believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

Item 16B. Code of Ethics.

        We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics is attached as Exhibit 11 to this Report.

        No changes have been made to the code of ethics since its adoption and no waivers have been granted to the persons indicated above.

PART III

Item 17. Financial Statements.

        We have elected to provide financial statements for the fiscal year ended November 30, 2003 and the related information pursuant to Item 18.

Item 18. Financial Statements.

        See pages F-1 to F-73 and S-1 to S-3, which are incorporated herein by reference.

A. Consolidated Financial Statements

  Report of Independent Registered Public Accounting Firm

  Report of Independent Public Accountants

  Consolidated Statements of Operations for the years ended November 30, 2003, 2002 and 2001

  Consolidated Balance Sheets as of November 30, 2003 and 2002

  Consolidated Statements of Shareholders' Equity for the years ended November 30, 2003, 2002 and 2001

  Consolidated Statements of Cash Flows for the years ended November 30, 2003, 2002 and 2001

  Notes to Consolidated Financial Statements

B. Supplementary Schedules

  Report of Independent Registered Public Accounting Firm

  Report of Independent Public Accountants on Schedules

  Schedule II-Valuation and Qualifying Accounts

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation, dated as of August 6, 2003.
2.1
Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to Exhibit A Stolt-Nielsen's Registration Statement on Form F-6 (Registration File No. 333-90728) filed with the Securities and Exchange Commission on June 13, 2002.
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3
Stolt-Nielsen S.A. hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Stolt-Nielsen S.A. and its consolidated subsidiaries to the Securities and Exchange Commission upon request.
4.1
Stolt Tankers Joint Service Agreement, as restated effective November 12, 1997 (the "Joint Service Agreement"), among Stolt Tankers Inc., Stolt Parcel Tankers, Inc., NYK Stolt Tankers, S.A., Rederi AB Sunship, Barton Partner Limited, Bibby Pool Partner Limited and Unicorn Lines (Pty) Ltd. Incorporated by reference to Exhibit 4.1 of Stolt-Nielsen's Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.
4.2
Addendum to the Joint Service Agreement, dated March 2, 2000, between Stolt Tankers Inc. and Stolt Parcel Tankers Inc., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, Rederi AB Sunship and NYK Stolt Tankers S.A. Incorporated by reference to Exhibit 4.2 of Stolt-Nielsen's Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.
4.3
Novation Agreement, dated November 22, 2002, among Stolt Tankers Inc., Stolt-Nielsen Transportation Group Ltd., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, NYK Stolt Tankers S.A. and Stolt-Nielsen Transportation Group B.V. Incorporated by reference to Exhibit 4.3 of Stolt-Nielsen's Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.
4.4
Addendum to the Joint Service Agreement, dated December 10, 2002, between Stolt-Nielsen Transportation Group B.V. and Stolt-Nielsen Transportation Group B.V., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited and NYK Stolt Tankers S.A. Incorporated by reference to Exhibit 4.4 of Stolt-Nielsen's Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.
4.5	Loan Agreement, dated as of November 20, 2002, between Stolt-Nielsen S.A., as borrower, and Danish Ship Finance, as lender.

4.6
$275 Million Secured Multi-Currency Revolving Loan Facility Agreement, dated July 19, 2001 and amended and restated on November 25, 2002 among Stolt-Nielsen Transportation Group Ltd., as borrower, Salomon Brothers International Limited, DnB NOR Bank ASA (formerly known as Den norske Bank ASA), HSBC Investment Bank plc, Deutsche Bank AG in Hamburg, and Nordea Bank Norge ASA, New York Branch (formerly known as Christiania Bank OG Kreditkasse, ASA, New York Branch), as joint arrangers, the banks listed in Schedule 1 thereto and others from time to time party thereto, as banks, HSBC Investment Bank plc, as facility agent, HSBC Bank PLC, as security trustee, Salomon Brothers International Limited and DnB NOR Bank ASA (formerly Den norske Bank ASA), as syndication agents and joint book managers, and Nordea Bank Norge ASA, New York Branch, as documentation agent, as amended from time to time.
4.7
$130 Million Revolving Credit Facility Agreement, dated March 30, 2004, among Stolt-Nielsen Transportation Group Ltd., as borrower, Stolt-Nielsen S.A., the banks and financial institutions listed on Schedule 1 thereto, as banks, Schiffshypothekenbank Zu Lubeck AG, as facility agent and security trustee, the banks and financial institutions listed on Schedule 2 Part A, as joint lead arrangers, the banks and financial institutions listed on Schedule 2 Part B, as joint arrangers, and Deutsche Schiffsbank AG, as Co-Arranger.
8.1	Significant subsidiaries as of the end of the year covered by this Report. See "Item 4. Information on the Company—Significant Subsidiaries."
11	Code of Ethics.
12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 4, 2003.*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002, dated June 4, 2003.*
14.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
14.2	Consent of Elvinger, Hoss & Prussen.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 consolidated financial statements based on our audits. The consolidated financial statements for the year ended November 30, 2001, before the reclassifications and inclusion of the disclosures discussed in Note 2 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the 2001 consolidated financial statements in their report dated January 30, 2002.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of the Company for the year ended November 30, 2001 were audited by other auditors who have ceased operations. As described in Note 2, those consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the current presentation. Our audit procedures with respect to the reclassifications included (i) comparing the previously reported financial statement line items or disclosure amounts to previously issued financial statements, (ii) comparing the reclassification amounts to the Company's underlying analyses obtained from management, and (iii) testing the mathematical accuracy of the underlying analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion, such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

        As discussed in Note 2 to the consolidated financial statements, effective December 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP
New York, New York
May 26, 2004 (except for Note 29, as to which the date is June 16, 2004)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP*
New York, New York
January 30, 2002

*
This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have ceased operations and have not reissued their report.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except per share data)
Operating Revenue:
Stolt-Nielsen Transportation Group:
Tankers	$762,068	$747,220	$818,083
Tank Containers	254,692	227,600	214,368
Terminals	63,896	58,549	78,447

	1,080,656	1,033,369	1,110,898
Stolt Offshore	1,482,273	1,437,488	1,255,938
Stolt Sea Farm	461,817	435,706	374,378
Corporate and other	1,624	1,581	418

	3,026,370	2,908,144	2,741,632

Operating Expenses:
Stolt-Nielsen Transportation Group:
Tankers	615,617	596,016	655,399
Tank Containers	208,921	183,816	173,583
Terminals	41,147	37,576	48,298

	865,685	817,408	877,280
Stolt Offshore	1,590,574	1,395,007	1,161,553
Stolt Sea Farm	481,939	427,704	350,963

	2,938,198	2,640,119	2,389,796

Gross Profit	88,172	268,025	351,836
Equity in net (loss) income of non-consolidated joint ventures	(11,143)	13,981	13,014
Administrative and general expenses	(241,695)	(210,636)	(209,499)
Impairment of Stolt Offshore tangible fixed assets	(176,522)	—	—
Write-off of goodwill	(2,360)	(118,045)	—
Write-off of Comex trade name	—	—	(7,932)
Restructuring charges	(18,373)	(9,601)	—
(Loss) gain on disposal of assets, net	(1,417)	10,262	14,275
Other operating (expense) income, net	(6,508)	(3,110)	1,219

(Loss) Income from Operations	(369,846)	(49,124)	162,913

Non-Operating (Expense) Income:
Interest expense	(99,823)	(95,612)	(119,155)
Interest income	7,051	2,549	5,297
Foreign currency exchange gain (loss), net	13,364	1,155	(2,056)

	(79,408)	(91,908)	(115,914)

(Loss) Income before Income Tax Provision and Minority Interest	(449,254)	(141,032)	46,999
Income tax provision	(15,272)	(17,969)	(27,561)

(Loss) Income before Minority Interest	(464,526)	(159,001)	19,438
Minority interest	148,540	56,196	4,254

Net (Loss) Income	$(315,986)	$(102,805)	$23,692

(Loss) Earnings per Common Share and Equivalents:
Basic	$(5.75)	$(1.87)	$0.43
Diluted	$(5.75)	$(1.87)	$0.43

Weighted Average Number of Common Shares and Equivalents Outstanding:
Basic	54,949	54,930	54,870
Diluted	54,949	54,930	55,303

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2003	2002
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$150,039	$22,873
Trade receivables (net of allowance for doubtful accounts of $24,092 in 2003 and $13,506 in 2002)	520,325	573,041
Inventories	251,127	231,498
Receivables from related parties	33,260	74,936
Restricted cash deposits	27,549	2,100
Prepaid expenses	84,857	113,971
Assets held for sale	106,152	—
Other current assets	14,837	11,095

Total Current Assets	1,188,146	1,029,514

Fixed Assets, at Cost:
SNTG Tankers	1,649,745	1,748,672
SNTG Tank containers	103,628	102,154
SNTG Terminals	286,771	260,642
Stolt Offshore	933,336	1,188,607
Stolt Sea Farm	252,350	225,841
Other	54,008	59,360

	3,279,838	3,585,276
Less—accumulated depreciation and amortization	(1,238,694)	(1,190,151)

	2,041,144	2,395,125
Investments in and advances to non-consolidated joint ventures	138,835	130,853
Deferred income tax assets	27,572	28,726
Goodwill	42,481	43,625
Other intangible assets, net	31,244	42,332
Other non-current assets	110,023	116,900

Total Assets	$3,579,445	$3,787,075

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	$479,448	$331,985
Current maturities of long-term debt and capital lease obligations	242,582	165,067
Accounts payable	615,066	434,993
Accrued voyage expenses	45,859	49,314
Accrued expenses	158,256	252,449
Liabilities pertaining to assets held for sale	57,855	—
Other current liabilities	89,491	30,596

Total Current Liabilities	1,688,557	1,264,404

Long-term debt and capital lease obligations	977,667	1,155,010
Deferred income tax liabilities	24,944	20,737
Other non-current liabilities	141,710	153,965
Minority interest	52,353	203,140
Commitments and contingencies (Notes 19 and 20)
Shareholders' Equity:
Founder's shares: no par value—30,000,000 shares authorized, 15,659,549 shares issued in 2003 and 2002 at stated value, less 1,922,203 Treasury shares in 2003 and 2002	—	—
Common shares: no par value—120,000,000 shares authorized, 62,638,197 shares issued in 2003 and 2002 at stated value	62,639	62,639
Paid-in surplus	335,499	340,893
Retained earnings	448,498	778,290
Accumulated other comprehensive loss, net	(18,398)	(57,979)

	828,238	1,123,843
Less—Treasury stock-at cost, 7,688,810 Common shares in 2003 and 2002	(134,024)	(134,024)

Total Shareholders' Equity	694,214	989,819

Total Liabilities and Shareholders' Equity	$3,579,445	$3,787,075

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except per share data)
Balance, December 1, 2000	$62,533	$383,353	$(134,024)	$884,959	$(100,989)
Exercise of stock options for 74,413 Common shares	74	846	—	—	—
Issuance of 7,680,775 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,714)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(40)	—
Net income	—	—	—	23,692	—	$23,692

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	8,554	8,554
Unrealized loss on securities	—	—	—	—	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax benefit of $2,840	—	—	—	—	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	—	—	—	—	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	3,482	3,482

Other comprehensive loss, net						(6,068)

Comprehensive income						$17,624

Balance, November 30, 2001	62,607	384,199	(134,024)	894,897	(107,057)
Exercise of stock options for 31,638 Common shares	32	312	—	—	—
Issuance of 4,910 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,733)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore	—	(29,372)	—	—	—
Impact of debt to equity conversions with Stolt Offshore	—	(14,246)	—	—	—
Net loss	—	—	—	(102,805)	—	$(102,805)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	37,896	37,896
Unrealized loss on securities	—	—	—	—	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax benefit of $3,111	—	—	—	—	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	19,690	19,690

Other comprehensive income, net						49,078

Comprehensive loss						$(53,727)

Balance, November 30, 2002	62,639	340,893	(134,024)	778,290	(57,979)
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustment, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)

Other comprehensive income, net						39,581

Comprehensive loss						$(276,405)

Balance, November 30, 2003	$62,639	$335,499	$(134,024)	$448,498	$(18,398)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Cash Flows from Operating Activities:
Net (Loss) Income	$(315,986)	$(102,805)	$23,692
Adjustments to Reconcile Net (Loss) Income to
Net Cash Provided by Operating Activities:
Depreciation of fixed assets	191,401	197,837	201,568
Amortization of intangible assets	4,041	11,294	9,859
Impairment of tangible fixed assets	176,522	—	—
Write-off of goodwill	2,360	118,045	—
Write-off of Comex trade name	—	—	7,932
Amortization of drydock costs	25,490	27,458	20,141
Provisions (reversals/benefits) for reserves and deferred taxes	15,037	(16,871)	(13,048)
Equity in net (income) loss of non-consolidated joint ventures	11,143	(13,981)	(13,014)
Minority interest	(148,540)	(56,196)	(4,254)
Loss (gain) on disposal of assets, net	1,417	(10,262)	(14,275)
Changes in Operating Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:
Decrease (increase) in trade receivables	91,621	44,091	(146,350)
Decrease (increase) in inventories	(30,237)	(41,053)	16,695
Decrease (increase) in prepaid expenses and other current assets	2,259	(24,176)	17,740
Net realized and unrealized mark to market hedging transaction	(11,469)	—	—
Increase in accounts payable and accrued expenses	60,164	16,671	36,147
Payments of drydock costs	(18,873)	(38,405)	(31,644)
Dividends from non-consolidated joint ventures	25,010	20,829	12,710
Other, net	155	4,157	(830)

Net Cash Provided by Operating Activities	81,515	136,633	123,069

Cash Flows from Investing Activities:
Capital expenditures	(88,052)	(122,588)	(202,880)
Proceeds from sales of ships and other assets	102,683	158,029	77,001
Acquisition of subsidiaries, net of cash acquired	—	(2,234)	(80,658)
Settlement of share price guarantees by Stolt Offshore	(12,447)	(60,557)	—
Amounts from (investments in and advances to) affiliates and others, net	10,993	1,543	(31,156)
(Increase) decrease in restricted cash deposits	(25,433)	(179)	2,546
Other, net	40	(2,178)	(9,214)

Net Cash Used in Investing Activities	(12,216)	(28,164)	(244,361)

Cash Flows from Financing Activities:
Increase in loans payable to banks, net	147,110	45,234	144,167
Repayment of long-term debt	(238,807)	(109,920)	(82,157)
Principal payments under capital lease obligations	(598)	(24,066)	(9,510)
Proceeds from issuance of long-term debt—ship financing/other	148,320	50,242	77,546
Repurchase of shares by Stolt Offshore	(1,002)	(56,493)	—
Proceeds from exercise of stock options in the Company and Stolt Offshore	—	449	1,308
Proceeds from monetization of hedges	16,827	—	—
Dividends paid to SNSA shareholders	(13,806)	(13,802)	(13,754)
Dividends paid to minority interests	(2,194)	(2,352)	—

Net Cash Provided by (Used In) Financing Activities	55,850	(110,708)	117,600

Effect of exchange rate changes on cash	2,017	247	(213)

Net Increase (Decrease) in Cash and Cash Equivalents	127,166	(1,992)	(3,905)
Cash and cash equivalents at beginning of year	22,873	24,865	28,770

Cash and Cash Equivalents at End of Year	$150,039	$22,873	$24,865

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nature of Business Operations

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (collectively, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 63.5% economic interest and a 69.2% voting interest as of November 30, 2003. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.

        The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

        In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other" throughout the consolidated financial statements and notes thereto.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the financial statements of all majority-owned companies, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, which consists of participants in the deep-sea intercontinental parcel tanker market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2003, 2002, and 2001, SNTG received approximately 80%, 80% and 74%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $66.9 million, $71.9 million, and $100.3 million for the years ended

November 30, 2003, 2002, and 2001, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $38.4 million, $40.5 million, and $42.0 million. The amounts distributed are net of commissions to SNTG of $1.9 million, $2.2 million, and $2.0 million for 2003, 2002 and 2001, respectively. As of November 30, 2003 and 2002, the net amounts payable by the Joint Service to participants in which SNTG holds an equity interest were $3.6 million and $2.7 million, respectively. Total amounts payable to minority Joint Service participants, other than those in which SNTG holds an equity interest, were $6.3 million and $2.0 million as of November 30, 2003 and 2002, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2003 and 2002.

Revenue Recognition

        SNTG—Tankers    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2003 and 2002, deferred revenues of $24.1 million and $25.2 million, respectively, are included in "Accrued voyage expenses" in the accompanying consolidated balance sheets.

        SNTG—Tank Containers    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG—Terminals    Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SOSA    Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage of completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

        A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. As of November 30, 2003, no significant revenue relating to unagreed claims or disputed receivables was included in reported revenues or receivables that has not been subsequently collected in full.

        During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change or prior to the issuance of the financial statements. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

        The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net (adverse)/positive effect on net loss of SOSA (before minority interest impact) of significant revisions to contract estimates was $(216.0) million in 2003, $(58.8) million in 2002 and $2.4 million in 2001.

        SSF    SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

        Corporate and Other    OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Concentration of Credit Risk

        The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2003.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage of completion accounting for construction projects, recognition of revenue in respect of variation orders and claims, tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receiveables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Environmental Matters

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA's reporting currency and functional currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of operations.

        In the fourth quarter of 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long term and permanent in nature to short term. Following this redesignation, SSF prospectively recognized $13.7 million in foreign currency exchange gains in 2003. The redesignation of such loans was due to the deterioration in the SSF group liquidity situation and related restrictions on additional funding from SNTG to SSF. Translated gains and losses previously classified within cumulative translation adjustments, net ("CTA") prior to the redesignation will remain in CTA.

Restructuring Charges

        The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 "Employer's Accounting for Post Employment Benefits". In these circumstances the Company recognizes a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

        Where the termination costs are of a "one-time" involuntary nature the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit and Disposal Activities". This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.5 million, $0.2 million, and $4.1 million of interest in fiscal years 2003, 2002, and 2001, respectively.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries through the consolidated statement of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Earnings per Share

        Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 23, "Capital Stock, Founder's Shares and Dividends Declared," Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders.

        All share data, per share data and other references throughout these financial statements have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

        The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except per share data)
Net (Loss) Income	$(315,986)	$(102,805)	$23,692
Less: Dividends on Founder's shares	(69)	(69)	(40)

Net (loss) income attributable to Common shareholders	$(316,055)	$(102,874)	$23,652

Basic weighted average shares outstanding	54,949	54,930	54,870
Dilutive effect of options issued to executives (Note 24)	—	—	433

Diluted weighted average shares outstanding	54,949	54,930	55,303

Basic (Loss) Earnings per share	$(5.75)	$(1.87)	$0.43
Diluted (Loss) Earnings per share	(5.75)	(1.87)	0.43

        Outstanding options to purchase 2,630,003 shares were not included in the computation of diluted earnings per share for the year ended November 30, 2001 because to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2003 and 2002 do not include common share equivalents in respect to share options of 117,648 and 181,561, respectively, as their effect would be antidilutive. All outstanding options to purchase 3,962,918 and 3,423,080 shares were excluded from the calculation of diluted EPS in 2003 and 2002, respectively, as the Company incurred net losses in these years. Refer to Note 24, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SOSA inventories and work in progress are stated at the lower of cost or net realizable value, with adequate provisions made against slow moving and obsolete items. Costs are determined in accordance with the weighted-average cost method.

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

        Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

        SSF recorded provisions and write-downs totaling $14.8 million, $3.6 million and $5.2 million in 2003, 2002 and 2001, respectively, against the carrying value of inventories, as included in "Operating expenses" in the consolidated statements of operations.

Assets Held for Sale

        The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Depreciation of Fixed Assets

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:
Tanks and structures	35 to 40 years
Other support equipment	10 to 35 years
Buildings	40 to 50 years
Other Assets	3 to 10 years
SOSA
Construction Support Ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Pipelay barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF
Transportation equipment	4 to 7 years
Operating equipment	4 to 10 years
Buildings	20 years
Other Assets	4 to 10 years

        Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2003, 2002, and 2001, was $191.4 million, $197.8 million, and $201.6 million, respectively.

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. In connection with the adoption of SFAS No. 143 in fiscal 2003, the Company recorded assets and liabilities associated with certain of its SSF facilities of approximately $1.6 million, with no material impact on its results of operations.

        Drydock costs are accounted for under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $25.5 million, $27.5 million, and $20.1 million for the years ended November 30, 2003, 2002, and 2001, respectively. The unamortized portion of capitalized drydock costs of $51.7 million and $62.1 million is included in "Other non-current assets" in the accompanying consolidated balance sheets at November 30, 2003 and 2002, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2003, 2002, and 2001, were $86.8 million, $83.2 million, and $79.9 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

        The costs for research and development are expensed as incurred.

Software and Website Development Costs

        The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force Issue No. 00-2, "Accounting for Website Development Costs." Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million in 2001. No such costs were capitalized in 2003 and 2002. Costs associated with the repair or maintenance of the existing website or the development of website content are expensed as incurred.

Financial Instruments

        The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statement of operations.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statement of operations.

        Refer to Note 26, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Interest, net of amounts capitalized	$87,304	$90,346	$117,043
Income taxes	15,737	17,640	20,718

        In 2003, SOSA reduced its receivables from, and increased its investment in, the Sonamet joint venture by $4.5 million.

        Debt assumed in SSF acquisitions in 2001 amounted to $9.4 million. No such amounts were assumed in 2003 and 2002.

Investment Securities

        The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Accumulated other comprehensive loss, net" until realized. As of November 30, 2003 and 2002 available for sale investments of $1.2 million and $17.2 million, respectively, are included in "Other noncurrent assets" in the accompanying consolidated balance sheets.

Investments in and Advances to Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the method by which companies recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill and indefinite lived intangible assets on a prospective basis ceased as of December 1, 2002, the date of adoption of SFAS No. 142, and thereafter all goodwill and intangibles with indefinite lives are tested for impairment at least annually, and on an interim basis when conditions require, based on the fair value of the reporting unit associated with the respective intangible asset. There were no impairment charges upon the adoption of SFAS No. 142 although there were certain impairment charges recognized during the year. See Note 6, "Goodwill and Other Intangible Assets" for further discussion. If SFAS No. 142 had been applied to goodwill and indefinite lived intangible assets in prior years, management believes full year net (loss) income would have improved by approximately $3.4 million and $6.2 million, or $0.06 and $0.11 per share for 2002 and 2001, respectively.

        Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected future cash flows to estimate fair value. Total amortization of goodwill and other intangible assets was $4.0 million, $11.3 million, and $9.9 million in 2003, 2002 and 2001, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment as discussed above.

        Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, the Company followed SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of", for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, the Company determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Refer to Note 6, "Goodwill and Other Intangible Assets" for further discussion of asset impairments.

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1998 and 2003, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except for per share data)
Net Income (Loss), As Reported	$(315,986)	$(102,805)	$23,692
Stock-based compensation included in reported income	—	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest	(4,397)	(4,853)	(4,360)

Net Income (Loss), Pro Forma	$(320,383)	$(107,658)	$19,332

Basic Earnings (Loss) per share:
As Reported	$(5.75)	$(1.87)	$0.43
Pro Forma	(5.83)	(1.96)	0.35
Diluted Earnings (Loss) per share:
As Reported	$(5.75)	$(1.87)	$0.43
Pro Forma	(5.83)	(1.96)	0.35

        The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated. Refer to Note 24, "Stock Option Plan" for further discussion.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income", established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of share-holders'equity.

        Accumulated other comprehensive loss, as of November 30, 2003 and 2002, consisted of the following:

	2003	2002
	(in thousands)
Cumulative translation adjustments,net	$(25,800)	$(51,362)
Unrealized loss on securities	—	(15,365)
Minimum pension liability adjustment, net of tax and minority interest in SOSA	(9,144)	(9,341)
Net unrealized gain (loss) on cash flow hedges	16,546	18,089

	$(18,398)	$(57,979)

Future Adoption of New Accounting Standards

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. SOSA recorded the fair value of guarantees provided in respect of joint ventures of $0.7 million as of November 30, 2003.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company is continuing to account for stock-based compensation according to APB No. 25, and has disclosed the effects of SFAS No. 123 on reported income in Note 2, "Significant Accounting Policies—Stock-Based Compensation".

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. On December 24, 2003, the FASB issued a revision of FIN 46 ("the Revised Interpretation" or "FIN 46R".) Revised Interpretation 46 modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supercedes the original FIN 46 to include (i) deferring the effective date for certain VIEs, (ii) providing additional scope exceptions for certain VIEs, (iii) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. The Company will apply the interpretation to pre-existing VIEs in 2004. FIN 46 and FIN 46R will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 18, "Variable Interest Entities".

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". The revised standard does not change the measurement and recognition provisions of SFAS No. 87 or SFAS No. 106, but adds significant new disclosure requirements. Additional disclosure requirements include enhanced information related to plan assets, investment strategies and policies, rationale used to determine rate of return, measurement date information, and information on pension obligation including expected future benefit payments. This statement will not be effective for the Company until the year ending November 30, 2004.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 will supersede FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. The Company has elected the deferral provided by FSP No. 106-1 and is evaluating the magnitude of the potential favorable impact of FSP No. 106-2 on the financial statements. Amounts included in Note 22, "Pension and Benefit Plans" for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

Presentation of Financial Statements

        The 2001 and 2002 consolidated financial statements were revised to reflect reclassifications and disclosures to conform with the current presentation as follows:

  •
  Reclassification of commissions, sublet costs, transshipment and barging expenses for Tankers of $55 million in 2002 and $63 million in 2001 from "Operating Revenue" to "Operating Expenses" in the consolidated statement of operations.

  •
  Reclassification of gain on disposals of assets of $14.3 million in 2001 from "Non-operating (expense) income" to "(Loss) gain on disposal of assets, net", within "(Loss) income from operations" in the consolidated statement of operations.

  •
  Reclassification of other income (loss) of $1.2 million in 2001 from "Non-operating (expense) income" to "Other operating (expense) income, net" within "(Loss) income from operations" in the consolidated statement of operations.

  •
  Reclassification of "Dividends from non-consolidated joint ventures" of $12.7 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities" in the consolidated statements of cash flows.

  •
  Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 9, "Income Taxes".

  •
  Reclassification of the components of the 2002 balances included in inventories in Note 11, "Inventories."

3.    Business Acquisitions

SOSA-NKT Acquisition

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

        On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the below table. $1.6 million related to the settlement of the minimum share price guarantee, and was the difference between the guaranteed price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

        In March 2003, SOSA paid cash of $13.5 million to repurchase 879,121 of its Common Shares from NKT Holding A/S at an average guaranteed price of $15.30 per share, as shown in the below table. These shares represent the remaining balance of shares to be bought back from NKT Holdings A/S by SOSA.

SOSA-ETPM Acquisition

        On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A.

("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

        The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years.

        The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid-in Surplus. No gain was recognized in the consolidated statement of operations relative to the issuance of the SOSA Common Shares.

        On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the below table. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

        As a result of the settlement of the share price guarantees in 2003 and 2002 by SOSA, the Company recorded a reduction to Paid-in Surplus of $5.4 million and $29.4 million, respectively.

        During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA Common Shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees. The impact on SNSA of debt to equity conversions with SOSA is recorded as a reduction to Paid-in Surplus.

SOSA-Paragon and Litwin Acquisitions

        In 2001, SOSA paid $16.7 million to acquire two engineering services companies, Paragon Engineering Services, Inc. and Ingerop Litwin. These acquisitions generated $10.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions by SOSA amounted to $45.0 million and $28.3 million, respectively.

        The Paragon and Litwin companies are currently held for sale by SOSA. These engineering businesses, which were acquired by SOSA in 2001, are expected to be sold by the end of the third quarter of fiscal year 2004. Certain of the engineering services they have provided will be reintegrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from Paragon and Litwin. Refer to Note 4, "Assets Held for Sale" for further discussion.

        The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
				(in thousands)	(in thousands)	(in thousands)
2003
NKT Holdings A/S	$15.30	$1.14	879,121	$1,002	$12,447	$13,449

2002
NKT Holdings A/S	$13.65	$7.05	249,621	$1,760	$1,647	$3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	113,643

Total			6,392,478	$56,493	$60,557	$117,050

SSF Acquisitions

        In 2001 SSF paid $80.6 million for several acquisitions, mainly including Australian Bluefin Pty Ltd., a company involved in the ranching of southern bluefin tuna in Australia, and Sociedad Pesquera Eicosal SA, a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $58.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SSF amounted to $104.9 million and $24.3 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million.

4.    Assets Held for Sale

        As a part of SOSA's new strategic focus, SOSA is actively seeking to dispose of certain other assets that are not essential to its redefined core business. As at November 30, 2003, the following assets are classified as "Held for sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets."

ROV drill-support

        This business involves around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and is operated from bases in West Africa, South America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million being recorded in the first quarter of 2004.

Serimer DASA

        This is a wholly-owned specialized surface welding services and surface welding equipment manufacturing company with its head office near Paris, France. In addition, Serimer has a sales office in Texas, United States. Serimer DASA provides automatic surface welding services primarily to offshore pipelaying contractors. SOSA closed on the sale of this business at the end of the second quarter of 2004 with gross proceeds of $40 million, prior to transaction costs, to be received early in the third quarter.

Paragon Companies

        The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia S.r.l. These engineering businesses, which were acquired in 2001, are expected to be sold early in the third quarter of 2004. Certain of the engineering services they have provided will be re-integrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from the Paragon Companies.

Survey Business

        This business consists of two owned ships (Seaway Legend and Elang Laut), one ship on charter (Seaway Petrel), marine equipment, spare parts and additional equipment, including five survey ROVs. SOSA expects to sell this business by the end of 2004. SOSA intends to outsource its survey work to the buyer of this business.

Assets in the Lobito Yard, Angola

        A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a non-consolidated equity investee of SOSA, was under negotiation for sale to Sonamet at November 30, 2003. The sale was completed in the first quarter of 2004. Net proceeds were $5.4 million, with no gain or loss. An impairment charge of $5.1 million was recorded against these assets during fiscal year 2003.

Vessel Sales

        Since November 30, 2003, SOSA has disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of 2004, and a gain of $0.6 million was recorded.

        These assets do not meet the criteria for disclosure as discontinued operations, either because (i) SOSA expects to sign an agreement for continuing utilization of those businesses on an outsourced basis, or (ii) the operations and cash flows from the disposal groups will not be eliminated from SOSA's operations because they will continue to be performed in house at a lower level of operation or purchased from third parties when required.

        As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million. A summary of the assets held for sale and the liabilities pertaining to assets held for sale is as follows:

As of November 30, 2003
(in millions)
Assets
Trade receivables	$42.4
Fixed assets, net	52.4
Other current assets	8.1
Other non-curent assets	0.7
Goodwill and other intangible assets	2.6

Total assets held for sale	$106.2

Liabilities
Accounts payable and accrued expenses	$37.1
Other current liabilities	9.8
Other non-current liabilities	11.0

Total liabilities pertaining to assets held for sale	$57.9

5.    Impairment of Tangible Fixed Assets

        In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as follows:

        An impairment charge of $44.2 million was recorded in 2003 related to ships offered for sale. A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for SOSA, offering several ships for sale. These included the Seaway Kestrel, Seaway Explorer, Seaway Invincible and the Seaway Rover. The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the ships, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain ships, measured on the basis of the broker's valuation.

        An impairment charge of $55.7 million was recorded in 2003 related to LB200 pipelay barge. As part of the business restructuring initiated by SOSA's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal year 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilization and future daily charge-out rates for the LB 200, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at SOSA's request and validated the underlying market assumptions.

        An impairment charge of $42.7 million was recorded in 2003 related to Radial Friction Welding (RFW). The RFW program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of SOSA's existing ships and fabrication was suspended in December 2000. In fiscal year 2002, SOSA launched a joint feasibility study with a third party ship-owner to install the equipment on an existing ship, which would be operated as a specialized deep-sea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so SOSA commissioned an agent to identify and attract a further outside investor. SOSA received a status note from this agent on November 28, 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys, and more competitive welding technologies have emerged. It is no longer appropriate to carry this asset other than at scrap value, and an impairment charge has been recorded to reduce the carrying value to zero.

        An impairment charge of $28.8 million was recorded in 2003 related to other ships and offshore equipment. At the time of preparation of the annual operating budget for 2004 and three-year plan in October 2003, SOSA's senior management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilized. The major items included a ship (Seaway Defender), three remote-operated MATIS™ pipe-connectors, nine ROVs, the smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by SOSA using discounted cash flows.

        An impairment charge of $5.1 million was recorded in 2003 related to Lobito yard assets. This category comprises a large quantity of SOSA's equipment located at the Lobito fabrication yard on long-term lease to Sonamet (a non-consolidated equity investee company in which SOSA holds a 55% interest). The equipment including cranes, tractors, cutting and welding equipment, generators, and vehicles. A buyout proposal from Sonamet to acquire the equipment was received in the fourth quarter of 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price after the end of 2003.

6.    Goodwill and Other Intangible Assets

        Goodwill, net of accumulated amortization, is as follows:

	As of November 30,
	2003	2002
	(in millions)
Goodwill	$42.5	$63.0
Accumulated amortization	—	(19.4)

Total	$42.5	$43.6

        Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2003	2002
	(in millions)
Other intangible assets	$40.6	$48.7
Accumulated amortization	(9.4)	(6.4)

Total	$31.2	$42.3

        The total amortization expense for intangible assets in 2003 amounted to $4.0 million.

        The estimated aggregate amortization expense for intangible assets subject to amortization amounts to approximately $1.0 million per year for each of next five years.

        Intangible assets not subject to amortization amounted to approximately $27.9 million as of November 30, 2003, primarily represented by the SSF bluefin tuna quota rights in Australia for $24.7 million and the SSF site licenses in Chile for $3.2 million.

        Goodwill amounted to $42.5 million as of November 30, 2003, and by reportable segment included SSF goodwill for its various regions of $28.5 million, SOSA goodwill for its various regions of $6.0 million and SNSA corporate goodwill in SOSA of $7.8 million.

Impairment of Goodwill

        The Company recognized goodwill write-offs of $2.4 million in 2003 for SSF, and $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF.

SOSA

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds SOSA's investment in NKT Flexibles, and of $1.6 million in respect of SOSA's Indonesian subsidiary, PT Komaritim ("PT Komaritim").

        Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favourable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented down-turn. As a result, SOSA's North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. SOSA forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortized over 25 years.

        The NKT joint venture had been loss-making since SOSA acquired its 49% share in 2000, and the market for flexible pipes had not grown as quickly as expected, with the result that the joint venture suffered from excess production capacity and did not meet its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        SOSA's PT Komaritim subsidiary in Indonesia had been loss-making for several years, and in 2002 once again under-performed management's expectations. The Indonesian market was still characterized by high competition in the shallow water sector, an environment in which SOSA was unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

        SSF performed annual impairment reviews in 2003 on all remaining goodwill. An impairment charge of $1.3 million was recorded against goodwill of SSF's America's region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional write-down of goodwill in SSF's America's region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with SSF's corporate investment in Midt-Finnmark Smolt AS.

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totaling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising from the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

        Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment adjustment of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Impairment of Other Intangible Assets

        During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and the discontinuation of the use of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to the write-off, this asset was being amortized over 30 years on a straight-line basis.

7.    (Loss) Gain On Disposal Of Assets, Net

        (Loss) gain on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Sale of investments in available for sale securities	$(5,353)	$—	$—
Sale of OLL	4,444	—	—
Insurance settlement on SNTG ship	1,042	—	—
Sale of SNTG ships	(1,295)	141	430
Sale of SNTG tank containers	71	374	323
Sale of SNTG terminals	—	655	12,204
Sale of SOSA assets	(328)	8,003	1,234
Sale of other assets	2	1,089	84

	$(1,417)	$10,262	$14,275

        During 2003 the Company recorded a loss on sale of investments in available for sale securities of $5.4 million associated with the sale of Vopak and Univar shares.

        Additonally, in April 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale of OLL assets in 2003, SNSA recorded a gain of $4.4 million, included in "(Loss) gain on disposal of assets, net" in the consolidated statement of operations, that resulted from the prior purchase of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL since February 2001.

        Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The deferred gain on the original transaction in 2001, which amounted to $9.5 million, is included in "Other non-current liabilities" in the accompanying consolidated balance sheet as of November 30, 2002. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, as discussed above, plus the release of various other related balance sheet items totalling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

        At the end of the fourth quarter of 2003, SSF sold 200 metric tons of tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

        During 2002 the Company recorded a gain on sale of other assets on SNTG of approximately $1.1 million primarily associated with the sale of a Company apartment in Singapore.

        In addition, SOSA recorded a gain of $8.0 million in 2002 relating to the sale of assets of Big Inch Marine Systems, Inc.

        In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA.

        Refer to Note 17, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

8.    Restructuring Charges

        The following tables summarize the activity for the restructuring charges of the Company in 2003 and 2002. No restructuring charges were incurred in 2001:

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Other(a)	Closing Balance
	(in thousands)
Real estate costs	$—	$2,682	$—	$21	$2,703
Personnel and redundancy costs	—	15,243	(2,623)	119	12,739
Professional fees	—	360	(119)	—	241
Relocation costs	—	88	(88)	—	—

Total	$—	$18,373	$(2,830)	$140	$15,683

(a)
Includes the effect of exchange rate changes

For the year ended November 30, 2002	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and redundancy costs	$—	$6,899	$(6,899)	$—
Professional fees	—	715	(715)	—
Relocation costs	—	1,987	(1,987)	—

Total	$—	$9,601	$(9,601)	$—

        The restructuring charges of $16.2 million recorded by SOSA in 2003 result from the implementation of the new management team's plan for financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts; a plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 positions), and headcount reduction (400 positions). Refer to Note 4, "Assets Held for Sale" for further discussion.

        The real estate costs of $2.7 million were incurred in the AFMED region, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortized leasehold improvements for these offices was also written off.

        The $13.2 million of personnel and redundancy costs relate to severance payments, vacation pay, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. SOSA expects the majority of the provision outstanding at year-end 2003 will be paid before year-end 2004, although this is dependent on the outcome of consultative processes with works councils in France and Norway, which commenced in 2003.

        The $0.3 million of professional fees relate to fees incurred in connection with asset disposals.

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. A total of $11.8 million has been incurred for severance, relocation and other costs through November 30, 2003, of which $2.2 million and $9.6 million were expensed and paid in 2003 and 2002, respectively. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

9.    Income Taxes

        The following tables present the United States and foreign components of the income tax provision (benefit) for the fiscal years ended 2003, 2002 and 2001 by business segment:

For the year ended November 30, 2003	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(3,986)	$1,280	$—	$(2,706)
Non-U.S.	4,275	5,358	8,414	18,047
Deferred:
U.S.	—	(1,163)	4,627	3,464
Non-U.S.	—	(6,130)	2,597	(3,533)

Income tax provision (benefit)	$289	$(655)	$15,638	$15,272

For the year ended November 30, 2002	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,081	$1,340	$—	$7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:
U.S.	—	10,781	1,107	11,888
Non-U.S.	—	(16,687)	(5,478)	(22,165)

Income tax provision	$9,141	$8,158	$670	$17,969

For the year ended November 30, 2001	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$4,582	$—	$135	$4,717
Non-U.S.	978	25,052	6,699	32,729
Deferred:
U.S.	—	—	(4,021)	(4,021)
Non-U.S.	—	(4,433)	(1,431)	(5,864)

Income tax provision	$5,560	$20,619	$1,382	$27,561

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2003	2002	2001
	(in thousands)
(Loss) income before income tax provision and minority interest	$(449,254)	$(141,032)	$46,999

Tax at U.S. federal rate (35%)	$(157,239)	$(49,361)	$16,450
Differences between U.S. and non-U.S. tax rates	8,128	3,444	2,279
U.S./Non-U.S. source shipping and other income not subject to income tax	40,077	(18,144)	(35,987)
Losses not benefited and increase in valuation allowance	76,034	50,711	39,031
Change to U.K. tonnage tax regime	—	(21,307)	(15,200)
Imputed interest deduction	—	—	(5,381)
Withholding and other taxes	5,103	12,873	10,434
Non-deductible amortization and impairment of goodwill and other intangibles	37,652	38,909	4,986
Adjustments to estimates relative to prior years	—	—	11,219
Other, net	5,517	844	(270)

Income tax provision	$15,272	$17,969	$27,561

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and have not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years.

        The components of the Company's deferred tax assets and liabilities as of November 30, 2003 and 2002 are as follows:

As of November 30, 2003	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$10,198	$79,242	$26,699	$116,139
Differences between book and tax depreciation	—	—	14,912	14,912
Other timing differences—net	13,630	57,498	—	71,128

Gross deferred tax assets	23,828	136,740	41,611	202,179
Valuation allowances	(10,188)	(109,175)	(21,176)	(140,539)

Deferred tax assets—net	13,640	27,565	20,435	61,640

Deferred Tax Liabilities:
Differences between book and tax depreciation	(28,471)	(25,669)	—	(54,140)
U.S. State deferred taxes	(2)	—	—	(2)
Other timing differences	—	—	(15,518)	(15,518)

Deferred tax liabilities	(28,473)	(25,669)	(15,518)	(69,660)

Net deferred tax (liability)/asset	$(14,833)	$1,896	$4,917	$(8,020)

Current deferred tax asset	$880	$53	$7,754	$8,687
Non-current deferred tax asset	7,231	8,314	12,027	27,572
Current deferred tax liability	—	(4,471)	(14,864)	(19,335)
Non-current deferred tax liability	(22,944)	(2,000)	—	(24,944)

	$(14,833)	$1,896	$4,917	$(8,020)

As of November 30, 2002	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$6,221	$62,979	$16,275	$85,475
Other timing differences	11,628	33,036	3,272	47,936

Gross deferred tax assets	17,849	96,015	19,547	133,411
Valuation allowances	(6,200)	(74,275)	(330)	(80,805)

Deferred tax assets—net	11,649	21,740	19,217	52,606

Deferred Tax Liabilities:
Differences between book and tax depreciation	(19,093)	(25,828)	(6,936)	(51,857)
U.S. State deferred taxes	(3,580)	—	—	(3,580)

Deferred tax liabilities	(22,673)	(25,828)	(6,936)	(55,437)

Net deferred tax (liability)/asset	$(11,024)	$(4,088)	$12,281	$(2,831)

Current deferred tax asset	$531	$—	$2,137	$2,668
Non-current deferred tax asset	1,993	3,101	23,632	28,726
Current deferred tax liability	—	—	(13,488)	(13,488)
Non-current deferred tax liability	(13,548)	(7,189)	—	(20,737)

	$(11,024)	$(4,088)	$12,281	$(2,831)

        SOSA's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years SOSA released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore re-instated its deferred tax liability for the ship within the tonnage tax regime. SOSA recorded a net benefit in 2003 of $1.0 million, as a result of being taxable under the tonnage tax regime.

        Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by SOSA may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. SOSA's management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at November 30, 2003 was $33.7 million (2002: $46.2 million).

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose witholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2003 were not significant.

        As of November 30, 2003, SNTG, SOSA and SSF had approximately $33.1 million, $238.7 million and $89.0 million, respectively, of net operating loss carryforwards ("NOLs") for tax purposes, which, if they remain unused will expire as follows:

	SNTG	SOSA	SSF	Total
	(in thousands)
2004	$2	$—	$5,092	$5,094
2005	2	15,483	8,384	23,869
2006	2	—	1,617	1,619
2007	2	18,683	14,375	33,060
2008	2	2,883	100	2,985
Thereafter	19,105	125,226	54,147	198,478
Indefinite carryforward	13,989	76,405	5,279	95,673

Total	$33,104	$238,680	$88,994	$360,778

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance increased to $140.5 million in fiscal 2003 from $80.8 million in fiscal 2002. The increase in the valuation allowance results from an increase in the net operating loss and other deferred tax assets that may not be realized.

        As of November 30, 2003 and 2002, the current deferred tax asset of $8.7 million and $2.7 million, respectively, is included within "Other current assets." The current deferred tax liability of $19.3 million and $13.5 million as of November 30, 2003 and 2002, respectively, is included within "Other current liabilities."

10.    Trade Receivables

        Trade receivables at November 30, 2003 and 2002 of $520.3 million and $573.0 million, respectively, are net of allowances for doubtful accounts of $24.1 million and $13.5 million, respectively.

        Included in trade receivables at November 30, 2003 was $168.0 million (2002: $261.9 million) of unbilled receivables. As at November 30, 2003, the amount included in unbilled trade receivables with respect to disputed variation orders and claims was $nil (2002: $46.2 million). Of the $46.2 million related to disputed variation orders and claims, as of November 30, 2002,$6.1 million was written off during 2003. Cash has been collected in settlement of the remaining disputed variations orders and claims at November 30, 2002.

        As of November 30, 2003, an amount of $37.0 million was included in trade receivables in respect to invoiced work on the Duke Hubline project. As described in Note 20, "Legal Proceedings," a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as a part of a negotiated settlement.

11.    Inventories

        Inventories at November 30, 2003 and 2002 consisted of the following:

2003	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$131	$13,648	$4,739	$18,518
Consumables	185	7,677	2,786	10,648
Work-in-progress	7	775	—	782
Seafood biomass	—	—	171,603	171,603
Finished goods	—	—	49,576	49,576

	$323	$22,100	$228,704	$251,127

2002	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$114	$11,710	$6,471	$18,295
Consumables	129	5,107	1,392	6,628
Work-in-progress	54	708	—	762
Seafood biomass	—	—	138,362	138,362
Finished goods	—	—	67,451	67,451

	$297	$17,525	$213,676	$231,498

12.    Restricted Cash Deposits

        Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain financial obligations. There are no other significant conditions on the restricted cash balances.

        As a result of entering into various waiver agreements, the Company's ability to fund its committed credit line to SOSA may have been restricted. As a result, the Company and its creditors agreed that $25 million would be placed in an escrow account which could be released to SOSA if (i) SOSA issued a drawdown notice and (ii) certain conditions were met. On November 13, 2003, $25 million was placed in escrow. The amount is classified as Restricted Cash Deposits in the November 30, 2003 consolidated balance sheet. SOSA did not issue a drawdown request for its committed credit line within the agreed time period and, pursuant to the terms of the escrow arrangement, the $25 million escrow deposit plus interest was released to the Company on February 12, 2004.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Investments In And Advances To Non-Consolidated Joint Ventures

        Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,	Geographic Location	Ownership %	2003	2002
	(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$4,133	$7,792
NYK Stolt Tankers S.A.	Japan	50	35,247	24,988
Chemical Transporter Ltd.	Sweden	25	—	1,365
Stolt Neva River Tanker Ltd.	Bermuda	60	185	179
Edgewater Park Associates Inc.	United States	50	2,039	2,013
SIA LAPA Ltd.	Latvia	49	978	1,223
Seabulk International Inc.	United States	33	1,751	1,599
Stolt Marine Tankers LLC	United States	25	3,315	5,584
Stolt Ship Management (Shanghai) Ltd.	China	49	108	—

			47,756	44,743
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	546	487
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	232	601
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	422	225

			1,200	1,313
Terminals
Dovechem Stolthaven Ltd.	Singapore/China	37	24,035	33,564
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	17,234	16,937
Stolthaven Westport Sdn. Bhd.	Malaysia	40	3,252	2,539

			44,521	53,040
SOSA
NKT Flexibles I/S	Denmark	49	10,987	5,827
Mar Profundo Girassol	West Africa	50	100	8,618
Sonamet	West Africa	55	7,406	(501)
Sonastolt	West Africa	55	9,623	6,331
Seaway Heavy Lifting Limited	Cyprus	30	4,312	2,600
Stolt/Subsea 7	Norway	50	2,133	1,551
Kingfisher D.A.	Norway	50	3,777	4,346
Dalia FPSO	West Africa	28	4,624	—
Other		—	—	2

			42,962	28,774
SSF
Engelwood Packing Co. Ltd.	Canada	50	1,207	1,039
Landcatch Chile Ltda.	Chile	50	1,156	1,109
Midt-Finnmark Smolt AS	Norway	37	—	800

			2,363	2,948
Other			33	35

Total			$138,835	$130,853

        In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

        In December 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 and included in "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

        The Company's share of equity in the net loss of NKT Flexibles I/S includes $6.6 million in 2003 and $8.1 million in 2002, before minority interest in SOSA, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million recorded in 2002 by SOSA on the NKT investment as discussed in Note 6, "Goodwill and Other Intangible Assets".

        Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the non-consolidated joint ventures' financial statements, is as follows:

        Income statement data:

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Net operating revenue	$566	$545	$506
Gross profit	83	107	71
Net income	12	21	39

        Balance sheet data:

	As of November 30,
	2003	2002
	(in millions)
Current assets	$567	$241
Non-current assets	497	562
Current liabilities	592	295
Non-current liabilities	343	376

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Charter hire revenue	$55.3	$29.5	$39.5
Tank container cleaning station revenue	4.5	3.6	3.4
Rental income (from office building leased to the Company)	2.3	2.4	2.4
Charter hire expense	63.3	79.8	60.6
Management and other fees	58.4	40.5	63.0
Freight and Joint Service Commission	1.2	1.4	3.2
Interest expense	0.1	0.4	0.2

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2003	2002
	(in millions)
Amounts due from the Company	$32.8	$2.3
Amounts due to the Company	69.4	104.4

        Included within "Amounts due to the Company" is $33.3 million and $74.9 million at November 30, 2003 and 2002, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures".

14.    Employee and Officer Loans

        Employee and officer loans primarily represent secured housing loans that have been provided to key employees in connection with their relocation.

        Included in "Other current assets" are loans to employees and officers of the Company of $2.4 million and $2.5 million as of November 30, 2003 and 2002, respectively. In addition, included in "Other non-current assets" are loans to employees and officers of the Company of $6.7 million and $1.3 million as of November 30, 2003 and 2002, respectively.

15.    Short-Term Bank Loans And Lines Of Credit

        Loans payable to banks, which amounted to $479.4 million, and $332.0 million at November 30, 2003 and 2002, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.05% to 11.4% for 2003, and from 1.0% to 12% for 2002. The weighted average interest rate was 2.4%, 2.5% and 4.7% for the years ended November 30, 2003, 2002 and 2001, respectively.

        As of November 30, 2003, the Company had various credit lines, including committed lines, ranging through 2006 totaling $888.5 million, of which $24 million was available for future use. Commitment fees for unused lines of credit were $1.6 million, $1.9 million and $1.5 million for the years 2003, 2002 and 2001, respectively.

        Of the $24 million of credit lines available at November 30, 2003, $19.8 million expire within one year, $1.6 million are committed beyond one year and $2.6 million are subject to renewal periodically.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time. Of the amounts drawn down under these facilities, $91.5 million expiring in 2004 is classified as current maturities of long-term debt, and $293.5 million expiring in 2005 and 2006 is classified as long-term debt in connection with revolving credit agreements. The Company has the ability and the intent to classify the $293.5 million drawn under this agreement as long-term debt.

        On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing DnB NOR bank credit facility.

16.    Long-Term Debt And Capital Lease Obligations

        Long-term debt and capital lease obligations, as of November 30, 2003 and 2002, consisted of the following:

	2003	2002
	(in thousands)
Senior Notes
On 11/30/03 interest rates ranged from 7.96% to 9.48%, maturities vary through 2013	$410,200	$466,600
Revolving credit agreements of SOSA
On 11/30/03, the weighted average interest rate was 4.45%	385,000	335,000
Preferred ship fixed rate mortgages
On 11/30/03 fixed interest rates ranged from 4.5% to 8.6%, maturities vary through 2013	281,454	223,882
Preferred ship variable rate mortgages
On 11/30/03 interest rates ranged from 2.1% to 4.5%, maturities vary through 2013	55,322	211,795
Marine Terminal Revenue Bond
On 11/30/03 interest rate was 1.08%, maturing in 2014	9,600	9,600
Bank, notes payable and capital leases
On 11/30/03 interest rates ranged from 2.8% to 8.25%, maturities vary through 2026	78,673	73,200

	1,220,249	1,320,077
Less—current maturities	(242,582)	(165,067)

	$977,667	$1,155,010

        On November 30, 2002, the Company's Senior Notes carried fixed interest rates ranging from 7.46% to 8.98%, revolving credit agreements of SOSA had a weighted average interest rate of 2.97%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.52%, preferred ship variable rate mortgages had interest rates ranging from 2.29% to 4.5%, the Marine Terminal Revenue Bond had an interest rate of 1.15%, and the bank and other notes payable had interest rates ranging from 2.45% to 8.5%.

        Long-term debt is denominated primarily in U.S.dollars, with $37.6 million and $30.9 million denominated in other currencies as of November 30, 2003 and 2002, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate swaps and foreign exchange contracts.

        Annual principal repayments of long-term debt and capital lease obligations, for the five years subsequent to November 30, 2003 and thereafter, in accordance with their original repayment schedule are as follows:

(in thousands)
2004	$242,582
2005	483,718
2006	156,279
2007	106,169
2008	77,207
Thereafter	154,294

$1,220,249

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 25, "Restrictions on Payment of Dividends" for further discussion), and purchases and redemptions of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a default in another agreement, including those facilities maintained by SOSA. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net carrying value of $1,492.5 million as of November 30, 2003.

        At year end 2003, we were in compliance with the financial covenants under various creditor agreements. Such compliance was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below.

        On February 20, 2004, the waiver agreement with respect to The Company's Senior Notes was terminated. Representatives of the holders of our Senior Notes have informed us that the Senior Note holders believe that upon termination of the waiver agreement and the deconsolidation of SOSA from the Company, Stolt-Nielsen Transportation Group Ltd. (Liberia) is in breach of each of: (i) its leverage covenant; (ii) its limitations on dividends and stock purchases; (iii) its limitations on consolidations and mergers and sales of assets; and (iv) guaranties under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. We have informed the representatives of the Senior Note holders that we disagree with these assertions. To date, the Senior Note holders have not taken any action against us or Stolt-Nielsen Transportation Group Ltd. (Liberia) in connection with the claimed breaches. Representatives of the Senior Note holders have also informed us that the Senior Note holders believe that the increased interest rate on the Senior Notes that was in effect during the term of the waiver continues following termination of the waivers and that Stolt-Nielsen Transportation Group Ltd. (Liberia) has breached its obligation to pay this increased interest following the termination of the waiver.

        As a result of the termination of the waiver with the noteholders, waivers in respect of certain other financings also expired on February 20, 2004. At that time, the Company was in compliance with the financial covenants in the original agreements for those financings, therefore no default resulted from those waiver terminations. Refer to Note 29, "Note Holders Settlement" for further discussion of the Company's debt compliance status.

        As of November 30, 2003, the Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

        SOSA's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. SOSA announced in December 2002 that it was potentially in breach of certain financial covenants contained in its existing credit facility agreements as at November 20, 2002. In light of these developments SOSA obtained amendments to these facilities to avoid financial covenant defaults. The amendments included revised financial covenants and a requirement that SNSA continue to provide financial support through the provision of an SNSA liquidity line until November 2004.

        As a result of certain operational problems on major projects, SOSA found it increasingly difficult to remain in compliance with the revised financial covenants under the existing credit facility agreements. Consequently, it engaged in further discussions with its banks for amendments to or waivers of financial covenants. On July 1, 2003, SOSA announced that it had obtained a waiver of potential defaults and amendments to the financial covenants contained in these facilities through November 30, 2003.

        On September 17, 2003, SOSA announced that it expected higher than previously projected losses for 2003, as a result of the continued earnings deterioration on the Burullus, Bonga and OGGS projects. As a result of these developments, SOSA was in potential breach of the revised financial covenants under the waiver agreements obtained on July 1, 2003. SOSA sought and obtained from its lenders under the existing credit facility agreements new waivers of these revised financial covenants. These new waivers expired on October 15, 2003 and replaced the original waivers, which were set to expire on November 30, 2003.

        During late 2003, SOSA continued to engage in restructuring discussions with its lenders under the existing credit facility agreements. As part of these ongoing discussions, SOSA received four subsequent covenant waiver extensions, providing covenant relief for the period October 15, 2003 through April 30, 2004 subject to certain conditions.

        On February 12, 2004, SOSA entered into an intercreditor override, and security trust deed ("Intercreditor Deed"), which, amongst others incorporates changes to and supercedes the covenants and security arrangements in the existing credit facility agreements.

        SOSA's latest forecasts for 2004 indicate that there will be a narrow margin of compliance with the consolidated debt to EBITDA ratio covenant at the end of the fourth quarter of 2004. SOSA's ability to remain within its covenants is dependent on: (i) its operating performance; (ii) SOSA's ability to recover variation orders and claims from customers where additional contract costs are incurred; and (iii) the success of SOSA's plans to divest certain assets and businesses.

        SOSA has consequently made contingency plans in the event that the operational results for the year fall below the latest updated estimates as follows: (i) SOSA has the option of using unsecured debt financing as an alternative means of repaying bank facilities; (ii) SOSA can defer discretionary capital expenditure; (iii) SOSA has the option of raising further equity, and (iv) SOSA can seek to obtain a waiver of certain covenant breaches if they were to arise.

        SNSA has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004. Pending the formal agreement of this facility SOSA made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. However, SNSA has informed SOSA that the ability to fund a draw down under this liquidity line is limited by the terms of SNSA's existing credit facilities and may be prohibited in certain circumstances. SOSA has advised SNSA that it does not expect to utilize this liquidity line.

17.    Operating Leases

        As of November 30, 2003, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        In the third quarter of 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash proceeds. Such tankers were also leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in the operating results for 2003 and is included in "(Loss) gain on disposal of assets, net". As of November 30, 2003, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $51.1 million, expiring in 2008.

        In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain is included in "Operating Expenses," in the accompanying consolidated statements of operations. These two lease arrangements are being treated as operating leases for accounting purposes. Refer to Note 18, "Variable Interest Entities" for further discussion.

        In 2002 and 2003, SNTG entered into agreements with various Japanese shipowners for the time charter of eight parcel tankers with anticipated deliveries in 2004 through 2006. These new-buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and include extension and purchase options, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $215.4 million for the period of 2004 through 2011.

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7, "(Loss) Gain on Disposal of Assets, net," and sub-lease income under agreements which expire at various dates through 2011, are as follows:

(in thousands)
2004	$119,418
2005	119,769
2006	123,074
2007	85,239
2008	74,764
Thereafter	82,592

604,856
Less—sub-lease income	(28,327)

$576,529

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2003, 2002, and 2001 were $118.2 million, $129.1 million, and $139.5 million, respectively, net of sub-lease income of $4.0 million, $2.4 million, and $1.7 million, respectively.

18.    Variable Interest Entities

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company has sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that has 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity, 12 Ships, Inc. ("12 Ships") to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of

November 30, 2003, the remaining payments under the lease agreement were $64.3 million, and are reflected as operating lease commitments in Note 17, "Operating Leases." Under the requirements of FIN 46, the Company has determined that this entity would be classified as a variable interest entity and, as such, the Company will be required to consolidate the entity in the Company's financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded lease rental expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the Company's financial statements in the first quarter of 2004, the Company expects to record depreciation expense, interest expense and minority interest of approximately $9 million in 2004, which is approximately $4 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment.

        12 Ships had property, plant and equipment of $40 million, deferred gain of $24.5 million, rent accrual and other expenses of $6.5 million, debt obligations of $70 million and equity from unaffiliated third parties of $1 million.

19.    Commitments And Contingencies

        As of November 30, 2003, the Company had total capital expenditure purchase commitments outstanding of approximately $3.7 million for 2004 and future years.

        Additionally, the Company has directly and indirectly guaranteed approximately $6.7 million of obligations of related and third parties, excluding SOSA.

        SOSA arranges for bank guarantees ("Bank Guarantees"), which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of SOSA to be provided to its customers in connection with SOSA's work on specific projects. The purpose of the Bank Guarantees generally is to enable SOSA's customers to recover cash paid to SOSA in advance of performing its obligations under the contract or to obtain cash compensation should SOSA be unable to fulfill its performance obligations under the contracts. The total amount outstanding in respect of Bank Guarantees, as discussed below, as of November 30, 2003 was $324.9 million, of which $150.2 million expires within one year and $174.7 million expires within two to five years.

        SNSA has guaranteed $104.3 million of the above SOSA Bank Guarantees as of November 30, 2003, as discussed below.

        The maximum potential amount of future SOSA guarantee payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions from collateral held or pledged. Such guarantee amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

        The fair value of SOSA guarantees provided in respect of joint ventures at November 30, 2003 was $0.7 million.

        The Company has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004, and is discussed further in Note 16, "Long-Term Debt and Capital Lease Obligations."

        The Company guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing Bank Guarantees pursuant to the following agreements: (i) a $44 million guarantee facility (of which $23.5 million is the maximum amount available to SOSA and for which SNSA could become contingently obligated pursuant to its guarantee); (ii) a $28 million reimbursement agreement in respect of a letter of credit; (iii) a $45 million guarantee facility portion of the $ 55/45 million credit/guarantee facility; and (iv) a $29 million uncommitted guarantee facility, of which the Company has guaranteed up to approximately NOK 53 million (approximately $7.8 million as at November 30, 2003). The Bank Guarantees and/or letter of credit were obtained in connection with various SOSA projects, including the Duke Hubline project; the Langeled project; the Dalia project; the Vigdis project; and various other projects. If the banks are required to make payments under the Bank Guarantees or letter of credit and SOSA does not reimburse the banks for such payments as it is obligated to do, the Company would be obligated to make such payments to the banks in connection with the Bank Guarantees or letter of credit as direct obligors. The banks that provided SOSA with the Bank Guarantees or letter of credit required this support from SNSA and/or SNTG as a condition to providing the Bank Guarantee or letter of credit. The Company's guarantees of SOSA's obligations in connection with these Bank Guarantees and letter of credit, as the case may be, will continue until the underlying Bank Guarantees and letter of credit, as the case may be, are terminated.

        In connection with a new bonding facility, the Company has agreed to guarantee up to $96 million of SOSA's obligations under the New Bonding Facility. The maximum amount of this guarantee is reduced at any time by the amount of SNSA guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. The Company's guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

        The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

20.    Legal Proceedings

SNTG

Investigations by U.S. Department of Justice and European Commission

        In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA voluntarily reported certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ, SNTG entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to SNTG subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, the Company announced that SNTG had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the SNSA Group immunity from EC fines with respect to anticompetitive behavior, subject to the SNSA Group fulfilling the conditions of the program, including continued cooperation. There can be no assurance that in the future national authorities in Europe or elsewhere will not assert jurisdiction over the alleged conduct and/or seek to take action against the Company.

        Subsequently, the Antitrust Division's staff informed SNTG that it was suspending SNTG's obligation to cooperate because the Antitrust Division was considering whether or not to remove SNTG from the DOJ's Corporate Leniency Program. Thereafter, in March 2004, the Antitrust Division voided the Amnesty Agreement and revoked SNTG's conditional acceptance into the DOJ Corporate Leniency Program. SNSA intends to vigorously challenge the Antitrust Division's decision. If the Company's challenge to the Antitrust Division's decision is not successful, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. Even if SNTG's challenge is successful, its continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward SNTG and its directors and employees were meeting their obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program. The continuing immunity and amnesty of SNTG and the directors and employees under the EC's Immunity Program depends on the EC's satisfaction that going forward SNTG and its directors and employees are meeting their obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        The DOJ has taken the position that the Executive Vice President and Managing Director of SNTG Tanker Trading, Richard Wingfield, who has been suspended from his employment with SNTG, has not complied with the cooperation requirements of the conditional immunity. In June 2003, the Department of Justice arrested Mr. Wingfield and filed a criminal complaint against him. To date, Mr. Wingfield has not been indicted.

        The Company is challenging the DOJ's withdrawal of conditional immunity and remains in the EC's Immunity Program. Because of this and the inherent difficulty of predicting the outcome of an investigation and the challenge to the DOJ's determination, the Company has made no provision for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        The Korea Fair Trade Commission ("KFTC") and the Canada Competition Bureau ("CCB") have each notified SNTG that they are conducting investigations of the parcel tanker shipping industry and SNTG. SNTG has informed the KFTC and the CCB that it is committed to cooperating fully with the investigations.

        Because of the early stages of these investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the KFTC or CCB investigations in the accompanying consolidated financial statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former in house legal counsel, Paul E. O'Brien, who resigned in early 2002.

        In the Paul E. O'Brien action, the plaintiff seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum. SNTG has moved for summary judgment on the entire complaint. The motion is fully briefed and under consideration by the Court.

        The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, "Accounting For Contingencies,"the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Antitrust Civil Class Action Litigations

        To date we are aware of twelve putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, the customers claim they paid higher prices under the contracts they had with the defendants as a result of the defendants' alleged collusive conduct. The remaining three actions are on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. One of the actions has been dismissed and another action was settled with no material adverse financial impact.

        In July 2003, the Company moved for the Judicial Panel on Multidistrict Litigation ("JPML") to consolidate all of the then-pending litigation into a single multidistrict litigation ("MDL") court for pretrial proceedings. None of the plaintiffs opposed this motion and the Panel consolidated the earliest filed cases into a single MDL proceeding before Judge Covello in the U.S. District Court for the District of Connecticut. Motions to consolidate the remainder of the cases, except for three of the actions, as the "tag-a-long" actions in that same Connecticut MDL court have been filed without opposition. Other than a case management conference, no proceedings have begun in the MDL action as yet due to the stay described below.

        SNTG's contracts with its customers contain arbitration clauses. Accordingly, prior to the JPML consolidation, in two of the earliest filed class actions SNSA filed motions to compel arbitration. In one action SNTG's motion to compel arbitration was denied by the U.S. District Court for the District of Connecticut. All proceedings in the district court were stayed pending the appeal to the United States Court of Appeals for the Second Circuit. In the meanwhile, this action has been consolidated before the MDL court, which has continued the stay and applied it to all the actions before the MDL Court. The Second Circuit heard oral argument on February 3, 2004 and the parties await the Court's ruling on the arbitration issues. In another action in the U.S. District Court for the Southern District of Texas, the motion to compel arbitration was granted. Subsequently, in December 2003, the plaintiff served on the named defendants a demand for arbitration in New York. The MDL court has stayed the arbitration along with the other actions pending a ruling by the Second Circuit regarding the arbitration issues.

        The proceedings described above are at an early stage. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Private Civil Actions By Direct Opt-Out Plaintiffs

        On November 7, 2003, The Dow Chemical Company ("Dow"), filed antitrust claims against the SNSA Group in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above. The claims are presented in two complaints, which reflect that, for part of the period at issue, Dow had not then merged with Union Carbide Corporation.

        The Dow and Union Carbide actions have been consolidated into the JPML proceedings. All pretrial proceedings in these actions would be handled by the same court that addresses the pretrial proceedings in the consolidated putative class actions. SNTG's contracts with Dow and Union Carbide contained arbitration clauses. Like the other actions before the MDL court, these actions are stayed pending a ruling by the Second Circuit on the arbitration issues.

        These actions name the same defendants as the putative class actions, make similar allegations, and seek the same type of damages under the Sherman Act as sought by the putative class actions. In effect, Dow has asserted claims in its own name that were already included within the purported scope of the putative class actions.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of the claims in the accompanying consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the SNSA Group and certain officers. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed, but on June 27, 2003, at plaintiffs' request, the Court appointed Irene and Gustav Rucker as lead plaintiffs in the action.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of SNSA's American Depository Receipts ("ADR's") from May 31, 2000 through February 20, 2003…and all United States ("U.S.") located purchasers of SNSA's securities traded on the Oslo Børs to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint asserts that the Company's failure to disclose alleged corrupt or illegal behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003 the SNSA Group filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004 and the parties await a ruling from the Court.

        The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Customer Relations Issues

        The Company has actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EU antitrust investigations. A number of companies have indicated their support and some have expressed concerns. The Company has participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. The Company has reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, the Company expects that they will not have a material negative impact on SNTG's earnings or cash flows.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control

        The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") currently is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

        With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations.

        With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. OFAC has referred this matter to the U.S. Attorney's Office in Connecticut for investigation.

        Because of the early stages of the Iran investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to OFAC's Iran investigation in the accompanying consolidated financial statements.

Investigation by U.S. Attorney's Office in Connecticut

        The U.S. Attorney's Office in Connecticut has opened an investigation regarding whether the Company's "trade with embargoed countries violated U.S. laws." The Company is cooperating fully with the U.S. Attorney's Office.

        Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the U.S. Attorney's investigation in the accompanying consolidated financial statements.

SOSA

Technip

        In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ("Technip"), commenced legal proceedings in the U.K. High Court against three subsidiaries of SOSA for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to SOSA's use of the flexible lay system on the Seaway Falcon. The claim was heard by the U.K. High Court in 1998 and on January 27, 1999 the disputed patent was held valid in favor of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant's appeal and maintained the validity of the patent. SOSA applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent were held valid.

        During 2001, Technip submitted an amended claim for damages claiming the lost profits on a total of 15 projects. In addition there was a claim for alleged price depreciation on certain other projects. The total claim was for GBP 63 million (approximately $118 million), plus interest, legal fees and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The Company estimated that the total claim would be approximately GBP 88 million (approximately $165 million). In the alternative, Technip claimed a reasonable royalty for each act of infringement, interest and legal costs. Technip did not quantify the claim.

        During 2003, the U.K. High Court held that the same patent, the subject of the proceedings against SOSA, was invalid in a separate and unrelated litigation between a company of the Halliburton Group and Technip. That decision has been appealed by Technip.

        In light of the decision in the Halliburton case, SOSA applied to the U.K. High Court to stay the damages inquiry in the Stolt Offshore case, pending the resolution of the Halliburton case. The U.K. High Court denied the request. SOSA appealed this decision to the U.K. Court of Appeal and the U.K. Court of Appeal, subsequent to a hearing in January 2004, decided that SOSA could not benefit from the patent being revoked in the Halliburton case. However, the U.K. Court of Appeal did not decide on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues were expected to be considered by the U.K. Court of Appeal after the decision in the Halliburton case was known. The damages inquiry in the infringement case with Technip was scheduled to be heard beginning in late April 2004.

        As of November 30, 2002, SOSA, in consultation with its advisers, had assessed that the range of possible outcomes for the resolution of damages was $1.5 million to $130.0 million and determined that no amount within the range was a better estimate than any other amount. Consequently, in accordance with SFAS No.5, "Accounting for Contingencies", as interpreted by FASB Interpretation No. 14 "Reasonable Estimation of the Amounts of a Loss", SOSA provided $1.5 million in the financial statements, being the lower amount of the range.

        As of November 30, 2003, SOSA, in consultation with its advisers, provided for an increased contingency reserve of $9.3 million related to this litigation, reflecting SOSA's best estimate of the then expected settlement.

        On March 18, 2004, SOSA announced that it and Technip had reached a settlement of this matter. The settlement involves (i) a cash payment by SOSA of an amount within its contingency reserve described above, (ii) Technip's grant of a license to SOSA for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee, (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other, and (iv) a transfer to Technip of a portion of SOSA's minority equity interest in a project joint venture involving Technip and SOSA. SOSA's carrying value for its investment in this project joint venture was nil as of November 30, 2003. SOSA estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to SOSA a license to use the allegedly infringing technology or process in any other jurisdiction.

Duke Hubline

        In October 2003, SOSA commenced arbitration proceedings against Algonquin Gas Transmission, claiming approximately $57.8 million in unpaid invoices for work performed while laying an offshore gas pipeline off the coast of Massachusetts for the Duke Hubline project (a conventional project in the U.S., executed in 2002 and 2003). Algonquin Gas Transmission, the owner of the pipeline, challenged its obligation to pay any of the invoice amounts and asserted counterclaims totaling an additional $39 million for alleged mismanagement and inadequate performance by SOSA. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, SOSA was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against SOSA in Louisiana state courts for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens are the subject of proceedings commenced by them against SOSA and Algonquin Gas Transmission in Massachusetts state court.

        SOSA's dispute with Algonquin Gas Transmission was referred to mediation in late January 2004, at which the parties reached a "settlement in principle" whereby (i) Algonquin Gas Transmission agreed to pay SOSA $37 million in full and final settlement of SOSA's claims and (ii) SOSA agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens in full and final settlement of Algonquin Gas Transmission's counterclaims. A definitive settlement agreement was executed on February 26, 2004 reflecting the terms of the "settlement in principle" and Algonquin Gas Transmission paid the settlement amount to SOSA. The value of the settlement is consistent with the receivable of $37 million recorded by SOSA as of November 30, 2003. SOSA has also reached agreements in principle with Bisso Marine Company and Torch Offshore Inc. to settle the related subcontractor litigation.

West African Contract

        In connection with a major West African contract, SOSA received a letter dated December 12, 2003 from the customer notifying SOSA of a potential claim for an unspecified amount of liquidated damages. The claim relates to delays in completion of certain milestones. SOSA believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

Other

        In addition, in the course of its business, SOSA becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. SOSA makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability SOSA may anticipate.

        Furthermore, SOSA is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require SOSA to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against SOSA in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that these matters will not materially affect its consolidated financial position.

SSF

        Several companies in the Stolt Sea Farm group and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General, State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding polychlorinated biphenyl ("PCB") content. This is a so-called "Proposition 65" proceeding under Californian Law.

        The outcome of this action is uncertain, and this could end with decree by the court that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding become liable for a monetary fine.

        In April 2003, two lawsuits were filed against Stolt Sea Farm pertaining to its operations in the Broughton Archipelago, British Columbia. Both actions were brought in the name of aboriginal organizations. The lawsuit filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages and other relief arising from the stocking of aquaculture facilities in territory claimed to be subject to aboriginal title of the plaintiffs. In this action, the plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with Stolt Sea Farm. Both actions are being vigorously defended by all named defendants, and the Company has not made any provision for any liability related to these actions in the accompanying consolidated financial statements.

General

        The Company expenses legal costs as incurred.

        The ultimate outcome of governmental and third party legal proceedings, as described above, are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's consolidated financial statements.

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings, except as disclosed herein, will have a material adverse effect on the Company's business, results of operations, or financial condition other than as disclosed specifically herein.

        The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

21.    Minority Interest

        The minority interest in the consolidated balance sheets and consolidated statements of operations of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA increased from 53% as of November 30, 2001 to 63.5% in the year ended November 30, 2002, and remained at 63.5% in the year ended November 30, 2003. Minority interest in SOSA amounted to $39.1 million and $191.7 million as of November 30, 2003 and 2002, respectively, of the total amount included in the consolidated balance sheet of $52.4 million and $203.1 million as of November 30, 2003 and 2002, respectively. The remaining amounts of minority interest primarily represent the SOSA portion of minority partners' interest of 33.3% in Alto Mar Girassol and 37% in Paragon Engineering Holdings Inc.

22.    Pension And Benefit Plans

        Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

        SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2003, 2002, and 2001, consist of the following:

	Pension Benefits			Other Post-retirement Benefits
For the years ended November 30,
	2003	2002	2001	2003	2002	2001
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$6,988	$4,957	$4,759	$381	$223	$249
Interest cost	9,092	8,675	7,758	833	626	488
Expected return on plan assets	(6,814)	(7,186)	(5,593)	—	—	—
Amortization of unrecognized net transition liability	223	563	695	122	127	178
Amortization of prior service cost	(19)	(209)	452	10	10	14
Recognized net actuarial loss (gain)	1,655	132	237	154	—	(98)
Gain recognized due to curtailment	—	10	(156)	—	—	—

Net periodic benefit cost	$11,125	$6,942	$8,152	$1,500	$986	$831

        U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitatiions. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

			Other Post-retirement Benefits
	Pension Benefits
For the years ended November 30,
	2003	2002	2003	2002
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$137,305	$122,219	$11,254	$7,110
Service cost	6,988	4,957	381	223
Interest cost	9,092	8,675	833	626
Benefits paid	(4,534)	(5,015)	(391)	(605)
Plan participant contributions	379	66	—	—
Acquisitions/divestitures	—	(1,198)	—	(508)
Foreign exchange rate changes	5,366	4,164	—	—
Plan amendments	845	63	—	—
Curtailments and settlements	771	784	—	—
Actuarial (gains) and losses	13,560	2,590	2,825	4,408

Benefits obligation at end of year	$169,772	$137,305	$14,902	$11,254

	Pension Benefits
For the years ended November 30,
	2003	2002
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$85,331	$75,898
Actual return on plan assets	9,931	(1,492)
Company contributions	18,559	11,287
Plan participant contributions	514	496
Foreign exchange rate changes	(1,113)	3,546
Curtailments and settlements	—	264
Benefits paid	(4,377)	(4,902)
Acquisitions/divestitures	—	182
Plan amendments	—	52

Fair value of plan assets at end of year	$108,845	$85,331

        Amounts recognized in the Company's consolidated balance sheets consist of the following:

			Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2003	2002	2003	2002
	(in thousands)
Funded status of the plan	$(60,927)	$(51,974)	$(14,902)	$(11,254)
Unrecognized net actuarial loss (gain)	44,897	30,812	4,731	2,019
Unrecognized prior service cost	1,871	1,566	9	19
Unrecognized net transition liability	(21)	20	1,098	1,220
Measurement date to year-end	681	20	40	81

Net amount recognized	$(13,499)	$(19,556)	$(9,024)	$(7,915)

Prepaid benefit cost	$22,246	$1,191	$—	$—
Accrued benefit liability	(48,322)	(39,657)	(9,024)	(7,915)
Intangible asset	1,494	3,441	—	—
Accumulated other comprehensive loss, including SOSA minority interest portion	11,083	15,469	—	—

Net amount recognized	$(13,499)	$(19,556)	$(9,024)	$(7,915)

				Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2003	2002	2001	2003	2002	2001
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.94%	6.50%	7.06%	6.00%	6.75%	7.50%
Expected long-term rate of return on assets	5.54%	7.54%	8.89%	—%	—%	—%
Rate of increase in compensation levels	5.55%	3.85%	4.08%	4.00%	4.50%	5.00%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $155.6 million,

$137.4 million, and $96.9 million, respectively, as of November 30, 2003 and $118.2 million, $107.5 million, and $66.8 million respectively, as of November 30, 2002.

        Health care cost trends assume an 11.5% annual rate of increase in the per capita cost of covered health care benefits for 2004, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2003 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2003 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $6.6 million, $6.7 million and $3.6 million in 2003, 2002 and 2001, respectively.

23.    Capital Stock, Founder's Shares And Dividends Declared

        The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) there-after, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

        The Common shares are listed in Norway on the Oslo Børs and trade as ADRs in the United States on NASDAQ.

        After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders. The accompanying financial statements and all information in the notes thereto have been restated to give retroactive impact to the share reclassification.

        In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share. Upon completion of the issuance, SNSA had 62.6 million outstanding Common shares.

        As of November 30, 2003, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

        Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. No interim or final dividends for 2003 have been approved for payment by the Board of Directors. See Note 25, "Restrictions on Payment of Dividends" for further discussion.

        Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

        The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

24.    Stock Option Plan

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance in accordance with the Company's share reclassification.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        The following table reflects activity under the Plans for the years ended November 30, 2003, 2002 and 2001:

For the years ended November 30,	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price
Common Share options
Outstanding at beginning of year	1,691,838	$15.46	1,128,438	$16.72	1,189,663	$16.63
Granted	698,940	5.90	605,400	13.10	—	—
Exercised	—	—	(6,475)	9.29	(41,425)	13.32
Canceled	(100,515)	11.51	(35,525)	16.19	(19,800)	18.88

Outstanding at end of year	2,290,263	$12.72	1,691,838	$15.46	1,128,438	$16.72

Exercisable at end of year	1,157,413	$16.67	1,102,488	$16.72	1,034,288	$16.41

Weighted average fair value of options granted		$2.43		$5.76		$—

For the years ended November 30,	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,731,242	$13.91	1,798,093	$13.89	1,311,481	$13.48
Granted	—	—	—	—	533,600	14.78
Exercised	—	—	(25,163)	11.25	(32,988)	11.73
Canceled	(58,587)	11.36	(41,688)	14.68	(14,000)	14.04

Outstanding at end of year	1,672,655	$14.03	1,731,242	$13.91	1,798,093	$13.89

Exercisable at end of year	1,313,680	$13.84	1,039,242	$13.80	736,393	$13.97

Weighted average fair value of options granted		$—		$—		$6.40

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 Common	2002 Common	2001 Class B
Risk-free interest rates	3.8%	5.4%	5.0%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	45.5%	43.0%	41.8%
Expected dividend yields	2.0%	1.6%	1.4%

        The following table summarizes information about stock options outstanding as of November 30, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-22.50	352,350	4.06	$20.14	352,350	$20.14
$16.88-19.08	377,113	2.42	18.28	377,113	18.28
$5.90-13.17	1,560,800	7.14	9.70	427,950	12.39

	2,290,263	5.89	$12.72	1,157,413	$16.67

Class B options:
$19.08-22.13	117,125	2.17	$19.18	116,475	$19.17
$14.63-17.73	1,063,976	6.09	15.09	705,651	15.28
$9.88-13.17	491,554	3.77	10.50	491,554	10.50

	1,672,655	5.14	$14.03	1,313,680	$13.84

25.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders'equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2003, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

26.    Financial Instruments

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

        This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through November 2004, were outstanding as of November 30, 2003:

	Purchase	Sale
	(in local currency, thousands)
Singapore dollars	32,042	928
Norwegian kroner	24,852	5,217
British pounds sterling	18,380	—
Australian dollars	450	—
Japanese yen	—	1,011,952
Euro	—	8,558

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $54.2 million, and to sell was $20.8 million, as of November 30, 2003.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into oil futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        During the next twelve months, the Company estimates that $21.3 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2003 Carrying amount	2003 Fair value	2002 Carrying amount	2002 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$150.0	$150.0	$22.9	$22.9
Restricted cash deposits	27.5	27.5	2.1	2.1
Financial Liabilities:
Short-term bank loans	479.4	479.4	332.0	332.0
Long-term debt including current maturities, and related currency and interest rate swaps	1,217.5	1,224.7	1,326.0	1,299.7
Financial Instruments:
Foreign exchange forward contracts	2.7	2.7	28.1	28.1
Interest rate swaps	(3.1)	(3.1)	—	—
Bunker hedge contracts	1.3	1.3	—	—

        The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2003 and 2002, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2003 and 2002. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

27.    Business and Geographic Segment Information

        The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2, "Significant Accounting Policies." The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        Summarized financial information concerning each of the Company's reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$762	$255	$64	$1,081	$1,482	$462	$1	$3,026
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	(89)	(107)	(21)	(6)	(223)
Equity in net (loss) income of non-consolidated joint ventures	(3)	—	(7)	(10)	—	(1)	—	(11)
Restructuring charges	(2)	—	—	(2)	(16)	—	—	(18)
Impairment of tangible fixed assets	—	—	—	—	(177)	—	—	(177)
Write-off of goodwill	—	—	—	—	—	(2)	—	(2)
Income (loss) from operations	58	19	7	84	(380)	(64)	(10)	(370)
Interest expense	—	—	—	(50)	(28)	(22)	—	(100)
Interest income	—	—	—	3	3	1	—	7
Income tax (expense) benefit	—	—	—	—	1	(16)	—	(15)
Net income (loss)	—	—	—	38	(418)	(78)	142	(316)
Capital expenditures	11	2	24	37	22	29	—	88
Investments in and advances to non-consolidated joint ventures	47	2	45	94	43	2	—	139
Goodwill	—	1	—	1	6	28	8	43
Other intangible assets, net	—	—	—	—	—	29	2	31
Segment assets	1,397	102	311	1,810	1,243	520	6	3,579

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2002	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$747	$228	$58	$1,033	$1,437	$436	$2	$2,908
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	(103)	(218)	(25)	(9)	(355)
Equity in net (loss) income of non-consolidated joint ventures	4	—	5	9	5	—	—	14
Restructuring charges	(10)	—	—	(10)	—	—	—	(10)
Write-off of goodwill	—	(3)	—	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	121	(124)	(28)	(18)	(49)
Interest expense	—	—	—	(58)	(19)	(19)	—	(96)
Interest income	—	—	—	1	1	1	—	3
Income tax expense	—	—	—	(9)	(8)	(1)	—	(18)
Net income (loss)	—	—	—	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	39	55	29	—	123
Investments in and advances to non-consolidated joint ventures	45	1	53	99	29	3	—	131
Goodwill, net	—	1	—	1	6	30	7	44
Other intangible assets, net	—	—	—	—	5	35	2	42
Segment assets	1,436	118	274	1,828	1,459	495	5	3,787
	Stolt-Nielsen Transportation Group
For the year ended November 30, 2001	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$818	$214	$79	$1,111	$1,256	$374	$1	$2,742
Depreciation and amortization including drydocking	(96)	(7)	(11)	(114)	(108)	(13)	(4)	(239)
Equity in net (loss) income of non-consolidated joint ventures	(2)	—	2	—	12	1	—	13
Write-off of Comex trade name	—	—	—	—	(8)	—	—	(8)
Income from operations	97	18	36	151	36	—	(24)	163
Interest expense	—	—	—	(77)	(29)	(13)	—	(119)
Interest income	—	—	—	2	2	1	—	5
Income tax expense	—	—	—	(6)	(21)	(1)	—	(28)
Net income (loss)	—	—	—	70	(14)	(14)	(18)	24
Capital expenditures	43	9	58	110	63	26	4	203
Investments in and advances to non-consolidated joint ventures	40	1	50	91	36	3	—	130
Goodwill, net	—	1	—	1	122	36	28	187
Other intangible assets, net	—	—	—	—	—	34	1	35
Segment assets	1,574	151	264	1,989	1,560	414	9	3,972

        The following table sets out operating revenue by country for the Company's reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated. SOSA operating revenue is primarily allocated based on the geographic distribution of its activities, along with a Corporate category that includes all activities that serve more than one geographic region.

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$237	$248	$245
South America	60	70	74
Netherlands	43	39	48
Other Europe	145	116	135
Malaysia	71	68	68
Other Asia	78	109	148
Middle East	44	35	36
Africa	54	51	40
Other	30	11	24

	$762	$747	$818

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$84	$72	$68
South America	8	9	9
France	23	22	22
Other Europe	65	63	54
Japan	15	14	12
Other Asia	50	39	38
Other	10	9	11

	$255	$228	$214

Stolt-Nielsen Transportation Group—
Terminals:
United States	$55	$49	$71
Brazil	9	9	8

	$64	$58	$79

Stolt Offshore:
Asia Middle East (AME)	$27	$26	$39
North America and Mexico (NAMEX)	201	190	277
Northern Europe and Canada (NEC)	387	336	326
Africa and Mediterranean (AFMED)	674	703	520
South America (SAM)	56	52	50
Corporate	137	130	44

	$1,482	$1,437	$1,256

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Stolt Sea Farm:
United States	$125	$97	$99
Canada	3	12	18
Chile	15	8	7
United Kingdom	18	17	19
Norway	25	14	19
Spain	18	15	14
France	8	7	10
Belgium	10	8	9
Other Europe	23	19	20
Japan	144	184	138
Singapore	25	20	8
Taiwan	12	12	9
Other Asia	36	21	3
Other	—	2	1

	$462	$436	$374

        During the year ended November 30, 2003, three customers of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's three largest customers was $651.0 million and was attributable to the AFMED, NEC, NAMEX and AME regions.

        The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,156 million and $1,249 million, and for tank containers amounted to $53 million and $56 million, at November 30, 2003 and 2002, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

	As of November 30,
	2003	2002
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$174	$158
Brazil	37	37
Singapore/China	24	34
Korea	17	17
Others	4	4

	$256	$250

Stolt Offshore:
Asia Middle East (AME)	$15	$12
North America and Mexico (NAMEX)	41	66
Northern Europe and Canada (NEC)	25	26
Africa and Mediterranean (AFMED)	238	313
South America (SAM)	60	69
Corporate	212	364

	$591	$850

Stolt Sea Farm:
United States	$9	$10
Canada	27	26
Chile	19	20
United Kingdom	6	7
Norway	28	28
Spain	18	10
Other	10	6

	$117	$107

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

28.    Subsequent Events

        SOSA has been informed by the U.S. Securities and Exchange Commission (SEC) that it is conducting an informal inquiry into SOSA's revenue recognition policies and practices with respect to claims and variation orders. The SEC has requested that SOSA voluntarily produce information and documents in response to the inquiry and SOSA is cooperating fully with the SEC.

        On December 18, 2003, an agreement was reached with the SOSA customer on the Offshore Gas Gathering System ("OGGS") project in Nigeria. The parties agreed that this agreement would cover all claims of whatever nature, whether formally made or not, and all facts and circumstances as at November 30, 2003 which may give rise to any claims whatsoever under the OGGS project contract. In addition, it was agreed that SOSA would perform the outstanding work as stipulated under the contract. SOSA has received a total of $43.8 million in cash and expects to receive a further $1.2 million in the third quarter of 2004. The impact of this settlement was accounted for as a receivable in 2003.

        On December 31, 2003, the SOSA pipelay ship Polaris dropped a pipeline which it was laying for the Bonga project in Nigeria. No accounting provision has been made for any resulting losses, which will depend on the insurance reimbursement through the customer's "Builder's all risk policy". SOSA management believes that it will successfully obtain reimbursement (estimated at up to $20 million) under the customer's policy. There will be an additional loss of potential income of up to $5 million as a result of non-achievement of milestone bonuses, none of which had yet been recorded as income. The Bonga project was 71% complete as at November 30, 2003, with an estimated revenue at completion of $249.5 million. This is a loss making contract, and therefore the full forecast loss at completion is accrued in SOSA's result for 2003.

        On January 26, 2004, the Company sold 7.7 million Common shares, with an aggregate gross value of $104 million to nonaffiliated investors. The Common shares, which were held in treasury, were priced at 92.75 Norwegian Kroner per share, or approximately $13.50 per share.

        On January 28, 2004, SOSA reached agreement with Burullus Gas Company of Egypt for the settlement of unagreed variation orders on the Burullus project. The impact of this settlement has been included in the results for 2003. Substantially all of the proceeds from the settlement have been received in cash, and were included in receivables as of November 30, 2003. The settlement includes notice of final acceptance for all work except for the obligation on SOSA to complete repairs to the 24 inch export pipeline for an additional agreed contracted sum.

        On February 12, 2004, SOSA and certain of its subsidiaries entered into a New Bonding Facility with certain financial institutions for the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this New Bonding Facility is subject to a number of conditions, and is available to SOSA for a period of 18 months.

        On February 18, 2004, SOSA announced the award of the Greater Plutonio contract. The contract was awarded by British Petroleum (BP) to a consortium SOSA formed with Technip. The total value of the contract was $730 million, of which SOSA's share is approximately $550 million. The Greater Plutonio project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development offshore in Angola (AFMED region). Many of the construction activities will take place at depths of 1,200 to 1,500 meters. SOSA expects that activities on this project will continue through 2007.

        On February 20, 2004, SOSA and its Sonastolt joint venture sold to Oceaneering International Inc. their ROV Drill Support Business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale resulted in a gain of $5.5 million to SOSA, and was recorded in the first quarter of 2004. The sale realized approximately $28 million in cash to SOSA after eliminating the joint venture partners' interests and transaction costs. Further cash was received from the joint venture in the form of dividends and loan repayments.

        As of November 30, 2003, and through January 31, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in full consolidation of SOSA's financial statements in the Company's consolidated balance sheet and statement of operations with recognition of the minority interest in SOSA in each statement. On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to European investors not affiliated with the Company at a subscription price of $2.20 per share, resulting in cash proceeds of approximately $100 million, prior to expenses, to SOSA. In addition, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 29, 2004 (the end of the fiscal first quarter), resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting for the remaining SNSA investment in SOSA has been applied subsequent to deconsolidation.

        On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing revolving credit facility led by DnB NOR, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on the Company's Consolidated Debt to Consolidated EBITDA ratio.

        On April 20, 2004, the Company completed a previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA.

29.    Note Holders Settlement

        On February 20, 2004, the waiver agreement with respect to the Company's Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

        The Amendment Agreement also provided the Company with a $50 million restricted payment basket for investments in joint ventures and other new joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when the Company makes all scheduled amortization payments due on the Senior Notes in 2005.

        In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, the Company agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes. In addition, the Company has granted the Senior Note holders a security interest in its SOSA and SSF shares and certain inter company balances owed to the Company by SSF.

        Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral shall be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, the Company must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral shall be released and the 1% or 0.50% fee, as the case may be, terminated if the Company receives an investment grade rating on the Senior Notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stolt-Nielsen S.A.:

        We have audited the consolidated financial statements of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2003 and 2002, and for the years then ended, and have issued our Report thereon dated May 26, 2004 (except for Note 29, as to which the date is June 16, 2004) (which report expresses an unqualified opinion and includes explanatory paragraphs concerning: 1) the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations, and 2) a change in method of accounting for goodwill and other intangible assets effective December 1, 2002). Our audits also included the 2003 and 2002 financial statement schedules of the Company listed in Item 18b. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the 2003 and 2002 financial statement schedules, when considered in relation to the 2003 and 2002 basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. The financial statement schedule for the year ended November 30, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an opinion, in their report dated January 30, 2002, that such 2001 financial statement schedule, when considered in relation to the 2001 basic consolidated financial statements taken as a whole (prior to the disclosures and reclassifications referred to above), presented fairly, in all material respects, the information set forth therein.

                      /s/ DELOITTE & TOUCHE LLP

New York, New York
May 26, 2004

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

                      /s/ ARTHUR ANDERSEN LLP*

New York, New York
January 30, 2002

*
This audit report is a copy of the previously issued Report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have ceased operations and have not reissued their report.

SCHEDULE II

STOLT-NIELSEN S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Write Offs Against the Reserve	Other Add (Deduct)(a)	Balance at End of Period
	(amounts in thousands)
For the year ended
November 30, 2001:
Allowance for doubtful accounts	$12,455	$5,477	$(3,379)	$621	$15,174
Other(b)	56,930	5,130	(4,393)	(2,771)	54,896
For the year ended
November 30, 2002:
Allowance for doubtful accounts	$15,174	$5,012	$(7,601)	$921	$13,506
Other(b)	54,896	10,524	(14,762)	3,570	54,228
For the year ended
November 30, 2003:
Allowance for doubtful accounts	$13,506	$13,793	$(4,114)	$907	$24,092
Other(b)	54,228	14,752	(9,300)	4,309	63,989

(a)
Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)
The "Other" designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the "Other" category have been determined in accordance with the guidance provided by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

QuickLinks

STOLT-NIELSEN S.A. (Exact name of Registrant as specified in its charter)
LUXEMBOURG (Jurisdiction of incorporation or organization)
c/o STOLT-NIELSEN LIMITED Aldwych House 71-91 Aldwych London WC2B 4HN, England (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
TABLE OF CONTENTS
INTRODUCTION
BASIS OF PRESENTATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
Parcel Tankers Operated by Stolt Tankers Joint Service as of May 31, 2004
Parcel Tankers Outside the Stolt Tankers Joint Service Operated and/or Controlled by Stolt Affiliates as of May 31, 2004
PART II
PART III
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF OPERATIONS
STOLT-NIELSEN S.A. CONSOLIDATED BALANCE SHEETS
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS
STOLT-NIELSEN S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STOLT-NIELSEN S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STOLT-NIELSEN S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS