Form 20-F/A
STOLT NIELSEN S A
filed 2004-07-01
CIK 831980

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 1, 2004

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

        Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended November 30, 2003, or Amendment No. 1, amends our Annual Report on Form 20-F filed on June 16, 2004, for the purpose of revising:

  •
  Item 5. "Operating and Financial Review and Prospects," by adding disclosure on inflation and the effects of currency fluctuations on us; and

  •
  Item 6. "Directors, Senior Management and Employees," by adding disclosure on our Compensation Committee,

which were inadvertently omitted from the Annual Report on Form 20-F filed on June 16, 2004.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 5 (as amended), Item 6 (as amended) and Item 19 (as amended), the signature page and the required certifications of our chief executive officer and the chief financial officer.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report on Form 20-F filed on June 16, 2004 or reflect any events that have occurred after the Annual Report on Form 20-F was filed on June 16, 2004.

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

Currency Fluctuations

        Our reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of our most significant businesses. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $25.6 million, $37.9 million and $8.6 million for the years 2003, 2002, and 2001, respectively. These net translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders' Equity.

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

        Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange and option contracts to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. Our currency exposure policy prescribes the range of allowable hedging activity. The changes in the fair value of the derivative instruments we use are offset by corresponding changes in the fair value of the underlying exposures being hedged. All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. We do not engage in foreign currency speculation. Further details are included in Note 26 to the Consolidated Financial Statements included in Item 18 of this Report.

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

Compensation Committee

        The Compensation Committee, formed in 1988, reviews and approves salaries for our executive officers, salary parameters for all other staff, employee performance incentive awards (if any, pursuant to our Employee Performance Incentive Plan) and stock option awards under our stock option plans. The current members of the Compensation Committee are Mr. Jacob Stolt-Nielsen (Chairman,) Mr. Niels G. Stolt-Nielsen, Mr. Olsson and Mr. Wright.

        Our Compensation Committee is not currently comprised solely of independent directors as defined under the rules and regulations of the Sarbanes-Oxley Act of 2002 and the rules of the SEC. By January 2005, it is our intention that the Compensation Committee be comprised solely of independent directors.

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

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation, dated as of August 6, 2003.*
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
4.5	Loan Agreement, dated as of November 20, 2002, between Stolt-Nielsen S.A., as borrower, and Danish Ship Finance, as lender.*

4.6
$275 Million Secured Multi-Currency Revolving Loan Facility Agreement, dated July 19, 2001 and amended and restated on November 25, 2002 among Stolt-Nielsen Transportation Group Ltd., as borrower, Salomon Brothers International Limited, DnB NOR Bank ASA (formerly known as Den norske Bank ASA), HSBC Investment Bank plc, Deutsche Bank AG in Hamburg, and Nordea Bank Norge ASA, New York Branch (formerly known as Christiania Bank OG Kreditkasse, ASA, New York Branch), as joint arrangers, the banks listed in Schedule 1 thereto and others from time to time party thereto, as banks, HSBC Investment Bank plc, as facility agent, HSBC Bank PLC, as security trustee, Salomon Brothers International Limited and DnB NOR Bank ASA (formerly Den norske Bank ASA), as syndication agents and joint book managers, and Nordea Bank Norge ASA, New York Branch, as documentation agent, as amended from time to time.*
4.7
$130 Million Revolving Credit Facility Agreement, dated March 30, 2004, among Stolt-Nielsen Transportation Group Ltd., as borrower, Stolt-Nielsen S.A., the banks and financial institutions listed on Schedule 1 thereto, as banks, Schiffshypothekenbank Zu Lubeck AG, as facility agent and security trustee, the banks and financial institutions listed on Schedule 2 Part A, as joint lead arrangers, the banks and financial institutions listed on Schedule 2 Part B, as joint arrangers, and Deutsche Schiffsbank AG, as Co-Arranger.*
8.1	Significant subsidiaries as of the end of the year covered by this Report. See "Item 4. Information on the Company—Significant Subsidiaries."*
11	Code of Ethics.*
12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 1, 2004.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 16, 2004.*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002, dated June 16, 2004.*
14.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
14.2	Consent of Elvinger, Hoss & Prussen.*

*
Filed with SNSA's Annual Report on Form 20-F on June 16, 2004.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

STOLT-NIELSEN S.A.
	By:	/s/ NIELS G. STOLT-NIELSEN Name: Niels G. Stolt-Nielsen Title: Chief Executive Officer
	By:	/s/ JAN CHR. ENGELHARDTSEN Name: Jan Chr. Engelhardtsen Title: Chief Financial Officer
Date: July 1, 2004

QuickLinks

STOLT-NIELSEN S.A. (Exact name of Registrant as specified in its charter)
LUXEMBOURG (Jurisdiction of incorporation or organization)
c/o STOLT-NIELSEN LIMITED Aldwych House 71-91 Aldwych London WC2B 4HN, England (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
EXPLANATORY NOTE
SIGNATURES