Form 20-F
period 2004-11-30
STOLT NIELSEN S A
filed 2005-05-31
CIK 831980

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 31, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2004 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 000-16977

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

Common Shares, no par value	63,376,760
Founder's Shares, no par value	15,844,190

        Indicate by check mark whether the registrant (1) has filed all Reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such Reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒    No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

            Item 17    ☐    Item 18    ☒

Item 10.	Additional Information	119
	Organization and Register	119
	Articles of Incorporation	119
	Material Contracts	123
	Exchange Controls	124
	Taxation	124
	Documents on Display	129
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	129
	Currency Rate Exposure	129
	Interest Rate Exposure	130
	Bunker Fuel Exposure	130
	Market Risk Assessment	130
Item 12.	Description of Securities Other than Equity Securities	131
	PART II	131
Item 13.	Defaults, Dividend Arrearages and Delinquencies	131
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	131
Item 15.	Controls and Procedures	131
Item 16.	[Reserved]	132
Item 16A.	Audit Committee Financial Expert	132
Item 16B.	Code of Ethics	132
Item 16C.	Principal Accountant Fees and Services	132
	Audit Fees	132
	Audit Related Fees	133
	Tax Fees	133
	All Other Fees	133
	Audit Committee Pre-Approval Policy and Procedure	133
Item 16D.	Exemptions from the Listings Standards for Audit Committees	133
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	133
	PART III
Item 17.	Financial Statements	134
Item 18.	Financial Statements	134
	Consolidated Financial Statements	134
	Supplementary Schedules	134
Item 19.	Exhibits	134

INTRODUCTION

        Stolt-Nielsen S.A. is a Luxembourg registered company. In this Report, the terms "we," "us," "our," "SNSA," and "Stolt-Nielsen," refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References in this Report to "SNTG" refer to Stolt-Nielsen Transportation Group Ltd., a Bermuda corporation and a wholly-owned subsidiary of Stolt-Nielsen S.A. References to "SOSA" or "Stolt Offshore" refer to Stolt Offshore S.A., a Luxembourg company and, unless the context otherwise requires, its consolidated subsidiaries and references to "SSF" or "Stolt Sea Farm" refer to Stolt Sea Farm Holdings plc, an English company and wholly owned subsidiary of Stolt-Nielsen S.A. and, unless the context otherwise requires, its consolidated subsidiaries. During fiscal year 2003, SOSA was a consolidated subsidiary of Stolt-Nielsen. As of February 19, 2004, SOSA was deconsolidated from Stolt-Nielsen and as of January 13, 2005, we sold our remaining ownership interest in SOSA. During fiscal year 2004, SSF was a consolidated subsidiary of Stolt-Nielsen. On April 29, 2005, we completed a joint venture between SSF and the fish farming and sales business of Nutreco N.V., creating Marine Harvest N.V. as a new worldwide fish farming, processing and sales business. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF's turbot and sole operations in Europe and Southern bluefin tuna ranching operations in Australia. We own 25% of the shares of Marine Harvest and Nutreco owns 75%. When used in this Report, SSF means after April 29, 2005, the remaining turbot, sole and Southern bluefin tuna businesses. We began accounting for our 25% share of Marine Harvest under the equity method of accounting beginning in May 2005. For more information on the deconsolidation of SOSA and SSF, see Item 4. "Information on the Company—Recent Significant Developments." and Item 5. "Operating and Financial Review and Prospects—Description of our Business and Factors Affecting our Financial Condition and Results of Operations." Please also see Note 2 to the Consolidated Financial Statements included in Item 18 of this Report.

        References to our activities by years refer to our fiscal year ending November 30.

        Our Common Shares are listed in Norway on the Oslo Børs under the ticker symbol "SNI" and trade in the form of American Depositary Shares ("ADSs") (each ADS representing one Common Share) in the United States of America ("U.S.") on the Nasdaq National Market ("Nasdaq") under the ticker symbol "SNSA."

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

        As of May 10, 2005, there were 65,279,171 Common Shares and 16,319,792 Founder's Shares issued and outstanding and we had no Common Shares or Founder's Shares held in treasury.

BASIS OF PRESENTATION

        The consolidated financial statements, including the notes thereto (the "Consolidated Financial Statements"), included or incorporated in this Form 20-F (the "Report") have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Except as otherwise stated, all monetary amounts in this Report are presented in U.S. dollars ("$"). Amounts in other currencies have been translated into U.S. dollars. The translated amounts have been made using rates provided by Bloomberg at the end of each reporting period. For November 30, 2004, the conversion rates are as follows: $1.00 = 6.14 Norwegian kroner; 1.00 British pound = $1.91; 1.00 euro = $1.33; and $1.00 = 103.1 Japanese yen. For April 30, 2005, the conversion rates are as follows: $1.00 = 6.24 Norwegian kroner; 1.00 British pound = $1.91; 1.00 euro = $1.31, and $1.00 = 106.0 Japanese yen.

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

  •
  expectations regarding developments in, and the outcome of, litigation proceedings and investigations;

  •
  statements regarding our ability to obtain all permits, licenses and certificates necessary to conduct operations;

  •
  expectations regarding the application for, costs associated with and timing of obtaining security certification for SNTG's fleet of ships and terminals;

  •
  expectations regarding the construction schedule of SNTG's terminal operations and ship newbuildings;

  •
  expectations regarding demand for parcel tankers;

  •
  statements regarding environmental and consumer challenges facing SSF, Marine Harvest and the aquaculture industry;

  •
  expectations regarding demand for farmed fish;

  •
  expectations regarding our ability to realize further value from our investment in Marine Harvest;

  •
  expectations regarding the trend towards consolidation in the fish farming industry;

  •
  expectations regarding capital expenditures;

  •
  expectations regarding the level of fish harvests in Europe and the Americas, and the resulting impact on price levels; and

  •
  expectations regarding the potential recovery of fish prices.

        These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from predicted future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

  •
  the cyclical and volatile nature of our parcel tanker operations, including historically high rates for parcel tanker shipments which may decrease;

  •
  uncertainties inherent in operating internationally, including economic and political instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations;

  •
  changes in spot rates for bulk liquid transportation services may cause our revenues to fluctuate significantly and impact our contracts of affreightment;

  •
  imbalances in the supply and demand for salmon may impact the value of our investment in Marine Harvest and the results of Marine Harvest;

  •
  fluctuations in the cost and availability of raw materials, including ship fuel and feed costs for fish;

  •
  operating hazards, including marine disasters, oil spills or leaks, adverse weather conditions and other natural conditions such as pollution and disease in the marine environment that may impact our aquaculture business;

  •
  the effects of disease and other natural conditions on our fish harvests;

  •
  acts of terrorism;

  •
  changes in, or our failure to comply with, applicable laws and regulations, including our ability to receive or renew applicable permits or licenses;

  •
  the effect of changes in accounting policy;

  •
  the construction schedule for additional capacity to SNTG's terminals and ships;

  •
  the continued availability of certain U.S. tax exemptions;

  •
  unforeseen downturns in business and/or other negative events, including negative publicity;

  •
  a potential write-down of our interest in Marine Harvest, if necessary in connection with the completion of its balance sheet, could have an adverse effect on our business and operating results;

  •
  the outcome of pending and future legal proceedings involving governmental authorities and third parties, including antitrust proceedings, securities lawsuits and investigations regarding trading with embargoed countries;

  •
  the impact of floating interest rates on our debt service costs; and

  •
  the loss of, or deterioration of our relationship with, any significant customers.

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

Selected Consolidated Financial Data

        The selected consolidated financial data as of November 30, 2004 and 2003 and for each of the years in the three-year period ended November 30, 2004 set forth below have been derived from our audited Consolidated Financial Statements included in Item 18 of this Report. The selected consolidated financial data as of November 30, 2002, 2001 and 2000 and for each of the years in the two-year period ended November 30, 2001 set forth below have been derived from our audited Consolidated Financial Statements for the respective periods, which are not included herein.

        The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements included in Item 18 of this Report.

	For the year ended November 30,
	2004	2003	2002	2001	2000
	($ in millions, except for per share data)
Operating revenue	$1,955.7	$3,026.4	$2,908.1	$2,741.6	$2,343.0
Income (loss) from operations	$123.6	$(369.8)	$(49.1)	$162.9	$94.2
Net Income (loss)	$74.9	$(316.0)	$(102.8)	$23.7	$(12.4)
Income (loss) per share(a)
Basic	$1.21	$(5.75)	$(1.87)	$0.43	$(0.23)
Diluted	$1.19	$(5.75)	$(1.87)	$0.43	$(0.23)
Weighted average number of Common Shares and Common Share equivalents outstanding:(a)
Basic	61.8	54.9	54.9	54.9	54.7
Diluted	62.6	54.9	54.9	55.3	54.7
Cash dividends paid per share(a)	$—	$0.25	$0.25	$0.25	$0.25
	As of November 30,
	2004	2003	2002	2001	2000
	($ in millions, except per share data)
Current assets less current liabilities (including current portion of long-term debt)	$(235.4)	$(500.4)	$(234.9)	$(151.0)	$(46.9)
Total assets	$2,432.1	$3,579.4	$3,787.1	$3,971.9	$3,727.3
Long-term debt and capital lease obligations (including current portion)	$820.4	$1,220.2	$1,320.1	$1,408.8	$1,415.0
Shareholders' equity/Net assets	$883.3	$694.2	$989.8	$1,100.6	$1,095.8
Book value per share(a)	$13.94	$12.63	$18.01	$20.04	$20.00
Total number of Common Shares outstanding:(a)	63.4	54.9	54.9	54.9	54.8

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

Risks Related to Our Industries and Operations

The parcel tanker industry is cyclical and volatile, which may lead to reductions and volatility in our freight rates, ship values and results of operations.

        In 2004, approximately 43% of our consolidated revenues were generated from our parcel tanker operations. Going forward, that percentage will increase significantly due to the formation of the Marine Harvest joint venture and the disposal of our interest in SOSA. Consequently, factors that affect the parcel tanker industry will have a significant impact on our overall results of operations, cash flows and financial condition. In the past, the market for parcel tanker services and the prices we can charge have been cyclical and volatile. Fluctuations in rates we can charge our customers result from changes in the supply and demand for ship capacity and changes in the supply and demand for the products carried, particularly the bulk liquids, chemicals, edible oils, acids and other speciality liquids that form the majority of the products we ship. The factors affecting supply and demand for ships and supply and demand for products or materials transported by parcel tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        Important factors that influence demand for parcel tankers include:

  •
  supply of and demand for the products we ship;

  •
  the development and location of production facilities for the products we ship;

  •
  the distance products are to be moved by sea;

  •
  global and regional economic and political conditions;

  •
  developments in international trade;

  •
  economic growth throughout the world, and in particular in developing economies such as China, India and the Southeast Asian countries;

  •
  environmental and other regulatory developments; and

  •
  currency exchange rates.

        The factors that influence the supply of parcel tankers include:

  •
  the number of new ships being built and the expected delivery of those ships into the international shipping supply;

  •
  scrappings of older ships;

  •
  the costs of building new ships and drydocking ships for refurbishment or upgrades pursuant to parcel tanker life extensions and repair, including financing costs and steel prices;

  •
  the susceptibility of certain shipyards to rising steel costs which can lead to them experiencing financial problems and difficulty in delivering ships;

  •
  the technical difficulty of manufacturing stainless steel tankers which often leads to quality control issues;

  •
  changes in regulations and customer requirements with respect to the maximum age of the ships that may limit the useful life of ships;

  •
  regulations governing ship construction;

  •
  port or canal congestion, including due to security concerns; and

  •
  the availability of shipyards to build parcel tankers when demand is high for the building of other types of ships.

The rates we can charge on our parcel tanker shipments are at historically high levels and may decrease.

        During the past 18 months, rates for parcel tanker shipments have increased to historically high levels. We anticipate that future demand for our parcel tankers and the rates we can charge will depend on continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. If parcel tanker capacity growth outpaces the growth in demand for parcel tankers, it is likely that the rates we can charge will decrease.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition, cash flows and results of operations.

        In recent periods a significant portion of the growth in our parcel tanker, tank container and terminal business has been driven by economic growth in the Asia Pacific region generally, and China specifically. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Chinese imports increased significantly in 2003 compared to 2002, particularly toward the end of 2003. This trend continued in 2004. Such growth might not be sustained and the Chinese economy could decline or stagnate in the future. Moreover, any slowdown in the economies of the U.S., the European Union (the "EU") or certain Asian countries, among other things, could adversely affect economic growth in China and other important markets. Our business, results of operations, cash flows, financial condition and ability to pay dividends would likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in "spot" rates can have a significant impact on our revenues, results of operations and cash flows.

        Price is an important factor in determining which supplier of transportation services is awarded a contract. Consequently, we may, from time to time, bid our ships at prices that do not reflect the relatively high fixed costs of our ships, depending on prevailing contractual rates, the contribution to fixed costs, and whether our revenue exceeds variable costs. Such competitive pricing conditions can occur when the supply of ship transportation services is greater than the demand in the industries for the products we transport and store, including the chemical, lube oil, acid and food industries. Supply and demand imbalances are reflected in the "spot" prices for bulk liquid transportation services, which are the prevailing market rate for short-term transportation services at any given time in any particular region. In 2004, approximately one-third of our parcel tanker revenues and substantially all tank container revenues were derived from short-term services at freight rates agreed on the basis of current market levels ("spot rates"). Most of our parcel tanker revenues are derived from long-term Contracts of Affreightment ("COA"). COA are agreements between us and the charterer to transport an agreed volume of product(s) during a given period at agreed rates. Changes in the rates for such contracts generally lag spot rate changes, with rates typically adjusting when COA are renewed. Therefore, supply and demand imbalances that affect spot rates can cause our revenues to fluctuate significantly from quarter to quarter. Over time, they also have an impact on our COA.

Imbalances in the supply and demand for salmon can have a significant impact on the value of our investment in Marine Harvest and in the results of Marine Harvest.

        Marine Harvest is dependent predominantly on salmon and salmon trout products. Therefore, imbalances in the supply and demand for salmon and salmon trout products can lead to wide fluctuations in the prices for such products and therefore material variations in the results of Marine Harvest's fish farming operations. Salmon pricing has been volatile in recent years and has varied widely. If salmon pricing continues to be volatile, the value of our investment in Marine Harvest and our ability to earn a return on that investment, including through interest and principal payments on our $65 million loan to Marine Harvest, could be impaired. The supply of salmon is affected by a number of factors, including disease, other harmful natural conditions, barriers to free trade and the availability of financing for additional growth. These can vary from region to region.

Price fluctuations in ship fuel and fish feed may impact our profitability.

        Fuel used by our ships, called bunker fuel, constitutes one of the major operating costs of our parcel tanker fleet. Fluctuations in the price of bunker fuel can have a material impact on our results. In 2004, with an average cost of approximately $187 per ton, bunker fuel constituted approximately 21% of total fleet operating costs. Our ships use Intermediate Fuel Oil, Marine Diesel Oil and Marine Gas Oil. Approximately 90% of the bunker fuel purchased by us is Intermediate Fuel Oil, which is the least expensive of the three types of oil used by ocean going ships. Since 1987, the average monthly cost of Intermediate Fuel Oil purchased by us has varied between approximately $76 and $199 per ton. The cost in 2004 averaged $175 per ton, or a 5% increase over the 2003 average price of Intermediate Fuel Oil.

        Although we seek to pass price fluctuations in bunker fuel through to our customers, a significant portion is incurred solely by us and an increase in costs can negatively impact our results. Approximately 67% of our total parcel tanker revenues in 2004 is derived from COA. During 2004, approximately 61% of the revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

        Feed for fish accounts for approximately 40% to 45% of a salmon aquaculture company's operating cost and approximately 30% for Southern bluefin tuna and 25% for turbot. Fluctuations in the price of fish feed can have a material impact on Marine Harvest's and SSF's results. Prices can vary substantially because feed producers depend on the price and availability of raw materials such as fish meal and fish oil, which are scarce resources. Our results and the results of Marine Harvest are sensitive to these costs.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

        We are subject to foreign currency risk exposure when our subsidiaries' sales or costs are denominated in currencies that are different from the subsidiaries' functional currency. In cases where non-functional currency revenues weaken relative to the functional or reporting currency in which we incur expenses, then there is a negative impact on the subsidiaries' profit margin. Liabilities in non-functional currencies which are strengthening against the functional currency can also cause a negative impact on the subsidiaries' profit margin. For additional information on foreign currency risk, please see Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Currency Rate Exposure."

        The revenue and costs of operations and financial position of several of our consolidated subsidiaries are reported initially in non-U.S. dollar functional currencies (which are usually the local currencies of countries in which the subsidiaries reside). The reported information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. For 2004 and 2003, approximately 6% and 8%, respectively, of SNTG's consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies. In both years, the euro represented over 95% of all such non-U.S. dollar revenues. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on reported consolidated results of operations and financial position.

Adverse weather and other natural conditions may impact the results of SNTG, SSF and Marine Harvest and the value of our investment in Marine Harvest.

        Inclement weather conditions may impact SNTG's operational performance. Our ships and tank containers and their cargoes are at risk of being delayed, damaged or lost because of bad weather. Unpredictable weather patterns in winter months tend to disrupt ship and tank container scheduling, impacting productivity and revenue. In addition, the inland barge operations may be negatively impacted by high or low water levels, making river transit more difficult.

        Marine Harvest and SSF may be adversely affected from time to time by climatic conditions, such as severe storms, flooding, dry spells and changes in air and water temperature or salinity, and may be adversely affected by natural or man-made calamities, such as oil spills. Because the growth rates of fish are dependent on weather conditions, unexpectedly hot or cold temperatures may adversely impact growth rates, harm the fish and lead to losses of fish. Bad weather may also delay harvest or result in the loss of equipment or fish. Storms and floods can also cause damage to land based facilities involving an interruption in the water supply or seaweed blockages, which may lead to a loss of fish.

        Marine Harvest and SSF also may be adversely affected by other natural conditions such as intensive and sudden blooms of algae that occur naturally in the marine environment, pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. Marine Harvest and SSF use vaccines and medications to control disease and parasites and use farm management to control the impact of natural predators. If these precautions are not successful, Marine Harvest and SSF could suffer losses to their fish stock, thereby reducing their revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled, for example, under mandate from government authorities or voluntarily as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which we do not currently have adequate countermeasures.

Environmental and consumer challenges facing the aquaculture industry may have an adverse effect on SSF's and Marine Harvest's fish farming business.

        The aquaculture industry has increasingly faced environmental and consumer challenges regarding such issues as the effects of escaping fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics given to farmed fish, synthetic pigmenting agents in the feed which farmed salmon metabolize to give them a pink color and the presence of chemical residues contained in farmed salmon such as polychlorinated biphenyl ("PCBs"), dioxin and other residue. These environmental and consumer challenges are expected to increase in the future and could lead to potential litigation against SSF and Marine Harvest and more stringent government regulation of the aquaculture industry, SSF and Marine Harvest, each of which could require SSF and Marine Harvest to change their fish farming practices and incur additional costs.

        For instance, in 2003, a U.S. federal court ruled that SSF's operations in Maine violated the Clean Water Act for operating without a discharge permit. As a result, the court required SSF to pay a small penalty and imposed operating restrictions which required, among other things, SSF to suspend farming on specified sites until 2006 and to cease farming all non-North American stock from its hatcheries in order to allow the surrounding waters to decontaminate. As a result of these operating restrictions, SSF's stockings in 2003 were reduced by approximately 200,000 fish and $468,000 of inventory was written off. In addition, the court-mandated fallowing reduced stockings in 2004. See "Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Factors Affecting SSF and Our Investment in Marine Harvest" for a discussion of other environmental and consumer issues that have resulted in litigation against SSF or have raised, or may raise in the future, adverse public relations issues regarding SSF's operations. See also "Item 8. Financial Information—Legal Proceedings" for a description of certain legal proceedings affecting SSF.

Our failure to comply with environmental and other regulations may result in significant fines, penalties, or the loss of revenue.

        We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulation and standards of industry associations related to the protection of human health and the environment. These include but are not limited to national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, food safety, marketing restrictions and various import and export requirements. Any changes in government regulation can have a significant impact on our production costs and on our ability to compete effectively in the regulated markets. While we maintain environmental damage and pollution insurance, more stringent environmental regulations may result in significant fines and penalties for non-compliance, increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution. The U.S. Oil Pollution Act of 1990 ("OPA '90"), may impose virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., which has made liability insurance more expensive. While we maintain insurance, there can be no assurance that all risks are adequately insured against, particularly in light of the virtually unlimited liability imposed by OPA '90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we are insured under mutual insurance companies along with other shipping companies, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance as well as premiums increase based on prior loss experiences. Any such shortfalls could have a material adverse impact on us.

        Our operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. We are subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of human health and the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

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

  •
  marine disasters, such as collisions or other problems involving our ships or other equipment;

  •
  pollution caused by leaks or spills of oils, chemicals or other products transported by our parcel tankers or tank containers or stored at our terminals;

  •
  injuries, death or property damage caused by mechanical failures involving our equipment or human error involving our employees;

  •
  war or other hostilities affecting our operations;

  •
  piracy or hijackings involving our ships;

  •
  explosions and fires involving the chemical or other liquid products that we transport or store at our terminals or involving our equipment; and

  •
  other similar circumstances or events.

        These risks are exacerbated for us because a significant portion of the cargo we transport and store involves hazardous chemicals such as propylene oxide, isocyanates and acrylic acid. All of the products we carry must be handled with extreme care and require significant expertise. We insure for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees or third parties and statutory workers compensation protection. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Litigation arising from any such event may result in our being named a defendant in lawsuits asserting large claims. Any such event may result in loss of revenue, increased costs or future increased insurance costs.

        While we currently insure our ships against property loss due to a catastrophic marine disaster, mechanical failure, or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs, and other liabilities in excess of available insurance and could have a material adverse effect on our operating performance.

We expend substantial sums during construction of parcel tanker newbuildings without earning revenue and without assurance that they will be completed on time or at all.

        As of April 30, 2005, we had orders for two new ships with deliveries scheduled in 2007 and 2008. We may order additional newbuildings in the future. We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the ship until after its delivery.

        Our receipt of newbuildings could be delayed temporarily or indefinitely because of:

  •
  quality or engineering problems;

  •
  work stoppages or other labor disturbances at the shipyard;

  •
  bankruptcy or other financial crisis of the shipbuilder;

  •
  a backlog of orders at the shipyard;

  •
  our requests for changes to the original ship specifications; or

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel.

        If delivery of a ship is materially delayed, it could adversely affect our business, results of operations, cash flows and financial condition.

The U.S. Internal Revenue Service ("IRS") may rule that our shipping operations do not qualify for exemption from U.S. income taxes.

        Pursuant to the Internal Revenue Code (the "Code") Section 883, effective for our fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The IRS has agreed that we qualify for this exemption for years up to and including the 1992 fiscal year, but may review our qualifications for subsequent years. We believe that substantially all of our ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to our U.S. source shipping income.

        Based upon information available at this time, we believe that we satisfy the requirements necessary to continue to qualify for the exemption under Code Section 883 and, in addition, may qualify for a treaty exemption. However, if an equivalent exemption were not available, or if we did not qualify for a treaty exemption, we would be taxable on our U.S. source income from shipping activities as follows. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include our share of all such income from the Stolt Tankers Joint Service. If the company operating the ship has any such income which is "effectively connected" with a U.S. trade or business, such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to U.S. taxation imposed at graduated rates up to 35%. In addition, this income, as determined after allowance for certain adjustments, may be further subject to the 30% "branch profits" tax on earnings effectively connected with such U.S. trade or business. Any such income which is not "effectively connected" with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a tax rate of 4%. The branch profits tax would not apply to income subject to the 4% tax.

Our reputation and our ability to do business may be impaired by corrupt behavior by our employees or agents of us or our subsidiaries.

        We and our subsidiaries conduct business in countries known to experience governmental corruption. While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 Organization for Economic Co-operation and Development ("OECD") Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the International Emergency Economic Powers Act ("IEEPA"), the Trading With the Enemy Act, the Export Administration Act, including anti-boycott laws, various economic sanctions regulations and export controls that restrict trade with certain designated countries and persons, or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

We could be adversely affected by a write-down of our interest in Marine Harvest.

        Marine Harvest is currently completing the preparation of its balance sheet as of the closing of the joint venture transaction. The preparation of that balance sheet may result in a write-down of the value of our interest in Marine Harvest. A write-down of our interest, if necessary, could have an adverse effect on our business and operating results.

The Stolt-Nielsen family exercises a controlling influence over matters relating to SNSA requiring shareholder approval.

        As of May 10, 2005, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., a trust for the benefit of certain members of the Stolt-Nielsen family, controlled approximately 53.4% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

        The Stolt-Nielsen family currently directly and indirectly exercises a controlling influence over SNSA's operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of SNSA without the approval of the Stolt-Nielsen family. Additionally, the interests of the Stolt-Nielsen family may conflict with the interests of our other investors. For further discussion see Item 7. "Major Shareholders and Related Party Transactions—Major Shareholders."

It may be difficult to enforce a U.S. judgment against us, our officers and our directors or to assert U.S. securities laws claims in Luxembourg or serve process on our officers or directors.

        We are a corporation organized under the laws of Luxembourg. Most of our directors and officers reside and maintain most of their assets outside the U.S. and it may not be possible to effect service of process within the U.S. on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the U.S. and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation's public policy.

Risk Factors Relating To Ongoing Legal Proceedings

We are the subject of investigations by U.S. and European antitrust authorities.

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. Consequently, we determined to voluntarily report conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ" or "Antitrust Division") and the Competition Directorate of the European Commission ("EC"). On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to this program, we and our directors, officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, were met. We also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. This program affords us immunity from EC fines with respect to anti-competitive behavior, subject to our fulfilling the conditions of the program, including continuing cooperation.

        Subsequent to our announcement of our acceptance into the DOJ's Corporate Leniency Program, the Antitrust Division's staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ's Corporate Leniency Program. In February 2004, we filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce our amnesty agreement with the Antitrust Division and its ban on criminal prosecution for certain activity that occurred prior to January 15, 2003. In March 2004, the Antitrust Division purported to void the amnesty agreement that was the basis for our participation in the DOJ's Corporate Leniency Program and revoke our conditional acceptance into the DOJ's Corporate Leniency Program. In January 2005, the District Court entered a judgment in our favor and enforced our amnesty agreement. In February 2005, the DOJ filed a notice of appeal from the January 2005 order. The appeal is pending before the United States Court of Appeals for the Third Circuit. If the District Court's ruling is not upheld, it is possible that we or our directors, officers or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. If we were required to pay substantial fines, we cannot assure you that we would have sufficient available cash to make such payment. Even if the appeal were unsuccessful, our continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would require us, our directors, officers and employees to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors, officers or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. We could incur significant defense costs and significant distraction of senior management from the operation of our business, which could have a material adverse effect on our financial condition, cash flows or results of operations.

        On June 28, 2004, we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the Antitrust Division that we are committed to cooperating in this matter. Because of the confidential nature and the early stage of such proceeding, we cannot predict what the outcome of this proceeding will be.

        We remain in the EC's Immunity Program with respect to the parcel tanker industry. Our and our directors', officers' and employees' continuing immunity and amnesty under the EC's Immunity Program depends on the EC's satisfaction that going forward we and our directors, officers and employees are meeting any obligations we or they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that we or our directors, officers or employees have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we or such directors, officers or employees could be partly or fully removed from the immunity program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

We are subject to investigations by jurisdictions other than the U.S. and Europe.

        In February 2004, the Korea Fair Trade Commission (the "KFTC") and the Canada Competition Bureau (the "CCB") notified us that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. We informed the KFTC and the CCB that we are committed to cooperating fully with the investigations. We do not have amnesty in either of these investigations but have continued to cooperate with both authorities. We have participated in two hearings before the KFTC. At the close of the hearings, the KFTC staff recommended that the KFTC impose a monetary sanction of Korean Won 470,000,000 (approximately $470,000 based on prevailing exchange rates) for the KFTC to deliberate about. We expect that the KFTC will make a determination about whether or not to assess any fine within the next several months. It is possible that regulatory authorities in other jurisdictions could commence investigations or legal proceedings with respect to the activities that are the subject of the investigations. We cannot determine whether or not any such proceedings may be brought or, if they are brought, the potential consequences of such proceedings. It is possible that we could be subject to fines or other civil and criminal penalties. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

We may be subject to civil liabilities relating to the activities that are the subject of the antitrust investigations.

        We are named defendants in eight ongoing civil antitrust lawsuits which have been filed as purported class actions and appear to be based on media reports about the DOJ and EC investigations. We are also subject to separate civil actions that generally track the allegations of the purported class actions. The actions allege, among other things, violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts resulting from alleged collusive behavior among SNTG and its competitors. The actions are on behalf of direct and indirect purchasers of parcel tanker services who claim that the alleged collusive conduct resulted in higher prices being passed on to them. There is also a suit by a bankrupt former competitor. The lawsuits seek to recover treble damages and costs, among other things, in unspecified amounts. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors, senior executives and former senior executives, in a purported civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the DOJ and EC investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things.

        We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse affect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Additionally, we are incurring costs in connection with the pending proceedings. During 2004, these external costs were approximately $20.1 million and we expect a similar cost to be incurred in 2005. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

SNTG is the subject of a pending investigation by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), and may be subject to fines or other penalties as a result.

        In or about August 2001, OFAC opened an investigation of certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the IEEPA and the Iranian Transactions Regulations. SNTG is cooperating fully with OFAC and has implemented policies and procedures to comply with U.S. sanctions regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. If it is determined that we have violated the IEEPA or the Iranian Transactions Regulations, we may be subject to fines and other penalties. For additional information on these legal proceedings please see Item 8. "Financial Information—Legal Proceedings."

Continuing negative publicity may adversely affect our business.

        We have been the subject of substantial negative publicity relating to the OFAC investigation, the antitrust investigations and related civil litigation, including the employment litigation commenced by a former internal legal counsel. We may experience reluctance on the part of certain customers and suppliers to continue working with us on customary terms. The negative publicity, legal proceedings and resulting impact on our businesses could also have a negative impact on our ability to refinance our existing indebtedness when necessary. As a result of the antitrust investigations, the related litigation and negative publicity, members of senior management must spend significant management time and effort dealing with investigations, litigation and customer relations issues rather than the operation of our businesses. Moreover, the negative publicity could encourage increased scrutiny from governmental regulatory authorities relevant to our various businesses or make us a more attractive subject for third-party claims and disputes. For example, the DOJ has issued a grand jury subpoena relating to our tank container business. Whether or not warranted, such negative attention could require us to incur additional costs to respond to or settle such matters or have a negative impact on our share price. Therefore, continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

Risk Factors Relating to Our Financial Situation

Our floating interest rate debt exposes us to the risk of fluctuations in interest rates.

        Approximately 50.1% of our total debt at April 30, 2005 incurs interest at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates will increase our interest cost if we do not hedge the impact of such interest rate movements. For additional information on our interest rate risk, please see Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Exposure."

Our ability to service indebtedness and lease obligations and fund our operations depends on cash flows from our subsidiaries.

        As a holding company, our principal assets consist of direct or indirect shareholdings in our subsidiaries and Marine Harvest. Accordingly, our ability to make required payments of interest and principal on our indebtedness, pay dividends, and fund our operations are affected by the ability of our operating subsidiaries, the principal source of our cash flow, to transfer available cash to us. The intercompany transfer of funds (by way of dividends, intercompany loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and/or their directors, especially when our liquidity or financial position is uncertain.

Item 4. Information on the Company.

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

        We have 28 offices and employ approximately 5,000 persons worldwide as of May 10, 2005. This excludes offices and employees of SSF that have been contributed as part of the Marine Harvest transaction described below.

General

        Together with our subsidiaries and investments, we are engaged primarily in two businesses: transportation; and seafood production, farming and processing. The transportation business is conducted through SNTG and its subsidiaries and the seafood business is carried out through SSF and its subsidiaries and our interest in Marine Harvest. SNTG and SSF are wholly-owned subsidiaries. Until January 13, 2005, we also had an ownership interest in SOSA, an offshore construction business. We owned a 41.7% economic and voting interest in SOSA as of November 30, 2004. In 2004, we reduced our economic and voting interest in SOSA and deconsolidated the activities of SOSA in our financial reports as we no longer had a controlling interest. On January 13, 2005, we sold all of our ownership interest in SOSA. On April 29, 2005, we completed a joint venture between SSF and Nutreco. The joint venture created Marine Harvest as a new worldwide fish farming, processing and sales business. We own 25% of the shares of the new company and Nutreco owns 75%. We retained SSF's turbot and sole operations in Europe and Southern bluefin tuna operations in Australia. Additionally, SeaSupplier Ltd. ("SSL") and its subsidiaries provide a marine purchasing service whereby SSL selects, purchases and arranges delivery for a ship's needs for consumables, spare parts and other services.

Recent Significant Developments

        Since the end of fiscal year 2004, we have taken a number of significant actions impacting our business, including the following:

  •
  Subsequent to November 30, 2004, SNTG purchased the M/T Isola Blu, a 26,660 deadweight tons ("dwt") parcel tanker built in 2001 for approximately $45 million, and the 7,950 dwt M/T Marinor parcel tanker built in 1992 for approximately $10 million;

  •
  On January 13, 2005, we sold 79.4 million common shares of Stolt Offshore S.A., representing all of our ownership interest in SOSA, for gross proceeds of $504.3 million;

  •
  On January 25, 2005, as required by the terms of our senior notes, we made an offer to purchase our outstanding senior notes funded from the proceeds of our sale of the SOSA shares. The offer resulted in our purchase of a total of $18.2 million principal amount of notes;

  •
  On January 25, 2005, we prepaid the outstanding principal of $42.7 million under a loan with Twelve Ships Inc.;

  •
  On January 27, 2005, we further reduced our $275 million revolving credit facility, which had been previously reduced to $249 million, to $150 million thereby reducing our commitment fees;

  •
  On March 11, 2005, our Board of Directors recommended a special final dividend for the full year ended November 30, 2004 of $2.00 per Common Share, payable June 30, 2005 to shareholders of record as of June 15, 2005;

  •
  On March 28, 2005, SNTG purchased 2,185 tank containers by exercising a purchase option under the terms of the March 27, 2002 lease agreement with Pitney Bowes Credit Corporation and ORIX Financial Services. The total cost of the 2,185 tank containers, which are now unencumbered, was $25.5 million;

  •
  On April 1, 2005, we announced that we had commissioned the Kleven Floro yard in Norway to build two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be approximately $160 million;

  •
  On April 15, 2005 we redeemed all $295.4 million outstanding aggregate principal amount of senior notes for total payments, including prepayment charges and accrued interest, of $327.9 million; and

  •
  On April 29, 2005, we completed the Marine Harvest joint venture.

        For additional information, please see Item 5. "Operating and Financial Review and Prospects—Strategic Outlook—Financial Management," and "—Liquidity and Capital Resources." Please also see Note 29 to the Consolidated Financial Statements included in Item 18 of this Report.

        On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. In March 2004, the Antitrust Division voided the Amnesty Agreement and revoked our conditional acceptance into the DOJ's Corporate Leniency Program. On January 14, 2005, the United States District Court for the Eastern District of Pennsylvania entered a judgement in our favor and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. On February 14, 2005 the DOJ filed a notice of appeal from the January 14, 2005 order. That appeal is pending before the United States Court of Appeals for the Third Circuit. We intend to vigorously challenge the DOJ's appeal. We remain in the EC Immunity Program. Further details regarding these investigations and related legal proceedings are included in Item 3. "Key Information—Risk Factors Relating to Ongoing Legal Proceedings" and Item 8. "Financial Information—Legal Proceedings."

Business Overview

Stolt-Nielsen Transportation Group

        The transportation business is carried out through SNTG, which represented approximately 62% of our 2004 operating revenue, and approximately 73% of our total assets as of November 30, 2004.

        SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. SNTG is able to offer its customers a range of transportation and storage solutions on a worldwide basis through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

        As of April 30, 2005, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

Parcel Tanker Operations

        SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc., which was incorporated in 1959. Parcel Tankers Inc. subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. As of April 30, 2005, SNTG had a fleet of 133 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,200 to 40,000 dwt of which 75 parcel tankers were over 10,000 dwt, and with total capacity of approximately 2.1 million dwt. Of the 133 parcel tankers, 69 ships provide intercontinental service, 29 ships provide regional service and 35 ships provide inland or river service.

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

        To facilitate handling of the diverse range of products carried by parcel tankers, the fleet is comprised of highly specialized ships. SNTG's sophisticated intercontinental parcel tankers typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than those for equivalently sized product tankers.

        SNTG's parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These trade routes maximize utilization of ships which seldom sail without cargo.

        SNTG operates its major intercontinental services through the Stolt Tankers Joint Service, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the Stolt Tankers Joint Service participants in the deep-sea intercontinental market. We make the daily operating decisions of the Stolt Tankers Joint Service and provide such services as entering into COA with customers, making pricing decisions, directing the Stolt Tankers Joint Service ships' voyages, collecting receivables and paying voyage operating expenses, all on behalf of the Stolt Tankers Joint Service. SNTG is primarily responsible for the fulfillment of the services contracted on behalf of Stolt Tankers Joint Service. The Stolt Tankers Joint Service ships are marketed by SNTG's professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG's worldwide network of chemical transportation and distribution services. Effective December 1, 2002, Stolt-Nielsen Transportation Group B.V., a company incorporated in The Netherlands and wholly owned by us, began managing the Stolt Tankers Joint Service. Prior to this, Stolt Tankers Inc., a Liberian corporation and a wholly owned subsidiary, had managed the Stolt Tankers Joint Service.

        The Stolt Tankers Joint Service participants include affiliates and non-affiliates of SNSA. As of April 30, 2005, this fleet was comprised of 69 parcel tankers totaling approximately 2.0 million dwt. Of these, SNTG owns 41 ships and time-charters 9 ships for participation in the Stolt Tankers Joint Service.

        The Stolt Tankers Joint Service operates seven ships owned by NYK Stolt Tankers, S.A. ("NYK Stolt," 50%-owned by SNTG), four ships owned by Bibby Pool Partners Limited and two ships owned by Unicorn Lines (Pty) Limited. The Stolt Tankers Joint Service currently has six additional tankers on time-charter.

        Each ship in the Stolt Tankers Joint Service is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the Stolt Tankers Joint Service results, and not by the specific voyages performed. This enables the management of the Stolt Tankers Joint Service to schedule the fleet to optimize its total results.

        SNTG also operates tankers in five regional markets, two of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. ("SNAPS") joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. ("SNAPL") joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG's offices in these areas. The Stolt-Nielsen Inter-Europe Service operates small tankers in European coastal waters while Stolt-Nielsen Inter-Asia Service operates small tankers in Eastern Asian coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 35 inland tankers on the River Rhine and the adjacent Rotterdam and Antwerp waterways.

        In 2005, SNTG established a joint venture, Shanghai Sinochem-Stolt Shipping Co. Ltd., with Sinochem Shipping Co., Ltd to operate chemical tankers in the Chinese coast cabotage market. The joint venture has prepared its formal submission to the China Ministry of Commerce for an operating license, secured three strategic contracts with multinational chemical companies, and will take delivery of four stainless steel and four coated chemical tankers from two Chinese shipyards starting in early 2006.

        SNTG manages all of our owned ships and we employ our own seafarers. For our shipowning activities SNTG has secured International Ship Management Association ("ISMA") Quality Assurance System certification, which is an optional industry driven quality program. In addition we have International Standards Organization ("ISO") 9002 and International Safety Management ("ISM") certifications. ISO is not industry specific and is also an optional quality standard with which SNTG complies. ISM is a regulatory requirement governed by the IMO. SNTG has a complete quality assurance system to ascertain that all of our operations are performed to the same high standard and are properly documented.

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

        In 2005, SNTG established a joint venture in China, Shanghai Stolt-Kingman Tank Containers Transportation Ltd, with Shanghai Kingman Container Service Company Limited. SNTG has a 76% interest in the company which was established to provide integrated, multi-modal tank container services to China's bulk liquid chemical and food industries.

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

        Our tank container operations require our own infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston, and the Asia Pacific region, we have established our own facilities to ensure high standards of quality, reduce costs, and increase market penetration by facilitating the ready supply of containers. The facilities in Japan, China, Taiwan, and Korea are operated through joint ventures.

        The business systems of SNTG's tank container operations have received ISO 9002 certification which is a framework for quality management and quality assurance. SNTG's Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track, trace and bill for tank container movements.

Terminal Operations

        SNTG owns or has investments in five bulk liquid storage terminals. SNTG's terminals offer bulk liquid storage and handling services and are distribution centers for the transfer of products between various modes of transportation, including ships, rail, barge and tank trucks. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 4.2 million barrels of liquid storage as of April 30, 2005. Each of these terminals serves as a central location for the storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG's parcel tankers and customers as well as for third parties.

        The terminals in the U.S. include one in Braithwaite, Louisiana and one in Houston, Texas. The Braithwaite terminal became operational in 2001 and was 48% complete by the end of 2001 with capacity to store 405,000 barrels of liquid at that time. The first phase of expansion was completed during the first quarter of 2002 at which time the terminal had capacity to store 849,000 barrels of product. We completed the second phase of expansion during 2003 adding 296,900 barrels of capacity and associated ship, rail and trucking facilities. The third phase of construction began in March 2004 and is expected to be completed by the end of June 2005. This expansion will add 11 additional tanks with storage capacity of 280,000 barrels. During this same period since 2001, 670,000 barrels and 117,000 barrels of storage capacity have been added to the Houston and Santos terminals, respectively.

        SNTG's terminal operations also have interests in two ventures, with a combined storage capacity of 3.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd, a joint venture with the Bolton Group in Malaysia, and (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of the global storage company Koninklijke Vopak N.V. ("Vopak") pursuant to which we have preferential rights for SNTG ships to berth at two terminals located in Rotterdam, which is SNTG's parcel tanker operations' most frequently called port. This berthing arrangement saves SNTG time and, therefore, improves the efficiency of ship operations.

        The following table contains information on SNTG's terminals as of April 30, 2005:

Storage Location	% Holding	Year Acquired	Capacity (barrels)
Houston	100%	1982	2,453,500
Braithwaite	100%	2001	1,266,300
Santos	100%	1982	466,400

Subtotal			4,186,200
Joint Ventures
Westport, Malaysia	40%	1998	645,300
Ulsan, South Korea	50%	1999	3,008,000

Subtotal			3,653,300

Total			7,839,500

        SNTG currently holds the ISO 9002 certification for our terminal business systems in Houston and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports. SNTG terminals also received security certification in 2004 as required by IMO with the certification being handled by regulatory authorities in each country where the terminals are located.

        SNTG also operates a fleet of approximately 430 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

Stolt Offshore

        Our offshore contracting business was carried out through SOSA. As of November 30, 2004, we held a 41.7% economic and voting interest and accounted for SOSA using the equity method. As more fully described under Item 5. "Operating and Financial Review and Prospects—Management Overview" and Note 2 to the Consolidated Financial Statements included in Item 18 of this Report, we deconsolidated the activities of SOSA in our financial results effective the first quarter of fiscal 2004. On January 13, 2005 we sold all of our remaining ownership interest in SOSA.

        While we owned an interest in SOSA, it was one of the largest offshore services contractors in the world in terms of revenue. During our ownership SOSA designed, procured, built, installed and serviced a range of offshore surface and subsurface infrastructure for the global oil and gas industry.

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

Stolt Sea Farm and Marine Harvest

        Our wholly owned subsidiary Stolt Sea Farm Holdings plc along with its subsidiaries has been involved in the aquaculture industry. Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and acquired by us in late 1991.

        Until April 29, 2005, SSF produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region. The following table illustrates the balance of these activities by farming region and product in terms of operating revenue for the three years ended November 30, 2004:

	2004	2003	2002
	(in millions)
Atlantic Salmon/Salmon Trout/Coho Farming and Sales:
Americas	$171.1	$153.3	$139.7
Norway	100.8	80.8	66.8
United Kingdom	29.3	21.3	17.0
Other Species Farming and Sales:
Turbot	29.2	24.6	22.4
Southern Bluefin Tuna	15.8	23.5	48.1
Halibut	2.2	1.4	1.5
Sturgeon	4.1	2.2	2.4
Tilapia	0.2	0.2	0.2
Other	0	(1.2)	0.4
Sales and Marketing in Asia Pacific	153.8	194.2	188.8
Inter-regional Elimination	(47.4)	(38.5)	(51.6)

Total Operating Revenue	$459.1	$461.8	$435.7

        In September 2004, we announced an agreement with the Dutch company Nutreco to transfer our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. We completed the transaction on April 29, 2005. We have retained our turbot and sole operations in Europe, and Southern bluefin tuna operations in Australia.

        We own 25% of the shares of Marine Harvest and Nutreco owns 75%. The relationship between SNSA and Nutreco is governed by Dutch law, the articles of association of the Marine Harvest joint venture and a shareholders agreement. While SNSA is not a controlling shareholder of the joint venture, the shareholders agreement gives SNSA certain minority protections including:

  •
  the right to nominate one of the four supervisory board members; and

  •
  a right of first refusal on the transfer of shares in the Marine Harvest joint venture by Nutreco (Nutreco has a similar right with respect to our Marine Harvest shares).

        The shareholders agreement also provides that several actions may not be taken by Marine Harvest without the approval of Stolt Sea Farm Investments B.V. so long as it retains at least 10% of the share capital of the joint venture, including:

  •
  the appointment of the supervisory board chairman;

  •
  the appointment and removal of members of the managing board;

  •
  the amendment of the articles of association;

  •
  the issuance and acquisition of share or debt capital of the company;

  •
  the distribution of profits or reserves of the company; and

  •
  investments exceeding a specified proportion of issued capital and reserves.

        In addition, Marine Harvest's annual budget and business plan must be approved by our supervisory board member. SNSA, Nutreco and their respective affiliates have agreed, subject to certain exceptions, not to compete directly or indirectly with Marine Harvest with respect to its business or employees.

        Neither SNSA and its affiliates nor Nutreco has any ongoing cash funding obligations to Marine Harvest. In the near term, we anticipate that we will realize a return from interest income received on an approximately $65 million subordinated loan we have made to Marine Harvest. Over time we anticipate that we will realize further cash value from our investment in Marine Harvest either in the form of dividends on our investment, if any, a repayment of our subordinated loan, or a sale of some or all of our shares in Marine Harvest.

        During the period from 2000 to 2003, we provided equity and debt funding of $257.0 million to SSF through one of our subsidiaries. We made this investment believing that the demand for farmed fish will increase in the long-term. We continue to believe that this demand growth will be supported by a number of trends: individuals are increasingly seeking healthier products like fish, and the supply of wild catch seems to have reached peak sustainable levels.

        The growth and harvesting of different fish species, and generations within those species, follow patterns over the life cycle of the fish. The cycle starts with the build-up of inventory of the species, and ends as the inventory is harvested. These patterns are different for each species, and they do not all coincide. It is not always possible to discern seasonality overall, although there may be occasions when the coincidence of cycles of different species may result in a noticeable fluctuation in production. In Northern hemisphere markets for salmon, demand tends to rise in holiday seasons, typically at the end of the year and during spring.

        The world's main seafood markets are Asia, North America and Europe. Traditionally, there have been several intermediaries between producers and consumers of fresh seafood. The majority of fish farmers do not have their own worldwide sales and marketing organizations, and these companies typically sell their fish to an exporter or a domestic wholesaler. The exporter and domestic wholesalers in turn sell to importers, traders, wholesalers and distributors which, in turn will sell to food service operators and retailers (restaurants and supermarkets). Marine Harvest believes there is a trend in

Europe, North America and Asia, with varying degrees of speed and concentration, toward a consolidation into fewer and larger vertically integrated fish farming companies selling increasing portions of their products directly to food service operators, restaurant chains and supermarket chains.

        SSF's and Marine Harvest's sales and distribution methods vary from market to market, depending on the nature of the product and the structure of the market. Sales may be to wholesalers, distributors, processors, food service organizations or retailers. Most distribution is performed by third party suppliers on behalf of SSF or Marine Harvest.

        Marine Harvest's strategy is to have large clusters or groups of farms, which it believes will enable it to lower production costs, while simultaneously offering top quality products to its customers. Marine Harvest also intends to consolidate its processing operations into a few large plants. Marine Harvest has an extensive sales and marketing organization in all the major markets. Marine Harvest intends to maintain and expand this sales and marketing organization to establish direct contact with its major customers and potential customers, with special emphasis on retail outlets, fish processors and the food service industry. Over time Marine Harvest expects to reduce the volume sold into the wholesale markets and through traders.

        Marine Harvest intends to play a leading role in product development, development of species other than salmon and market development. Marine Harvest has initial funding consisting of equity and shareholder loans. It is the intention that in the near future Marine Harvest will be financed independently of its shareholders.

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

SeaSupplier

        In early 2000, we established Prime Supplier Ltd., now renamed SeaSupplier Ltd. ("SSL"), as an application service provider which offers ship managers and ship owners a procurement system and associated consulting services to improve marine operations. The company provides an internet website through which ship operators electronically select, purchase and arrange delivery for all of the ship's needs for consumables, spare parts and other services directly with suppliers. In addition, SSL uses proprietary supplier and commercial databases to help the customer assess their current performance and areas of opportunity. Some customers are charged on a purchase order basis while most are on a negotiated fixed rate per month.

        In May 2001, SSL acquired the business of OneSea.com Inc., through the sale of a 3% minority interest in SSL to the shareholders of OneSea.com Inc. We maintain a controlling interest of 97% ownership in SSL, which has offices in London, England; Houston, Texas; Greenwich, Connecticut and Bermuda.

        Since its inception in 2000, SSL has incurred operating losses and negative operating cash flow. SSL began to generate revenue from SNTG during the second half of 2001. SSL has relied on equity and debt financing from us to fund its operations. As of November 30, 2004, we have invested approximately $6.5 million in debt and $8.6 million in equity in SSL. The operating expenses were largely associated with software development and employee salaries and benefits.

Financial Summary of Businesses

        The following table sets out the operating revenue, income or loss from operations and identifiable assets for each of our businesses as of the year ended November 30, 2004:

	Operating Revenue		Income (Loss) From Operations	Identifiable Assets
	($ in millions, except percentages)
SNTG:
Tankers	$846	43%	$119	$1,307	54%
Tank Containers	297	15	18	96	4
Terminals	76	4	24	281	11
SNTG Corporate	—	—	10	98	4
Subtotal	1,219	62	171	1,782	73

SOSA	276	14	(11)	—	—
SSF	459	24	(5)	490	20
Corporate and Other	2	*	(31)	160	7

Total	$1,956	100%	$124	$2,432	100%

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

	For the years ended November 30,
	2004	2003	2002
	($ in millions)
SNTG:
Tankers:
United States	$285	$237	$248
South America	77	60	70
Netherlands	67	43	39
Other Europe	112	145	116
Malaysia	69	71	68
Other Asia	92	78	109
Middle East	49	44	35
Africa	61	54	51
Other	34	30	11

	846	762	747

Tank Containers:
United States	91	84	72
South America	10	8	9
France	30	23	22
Other Europe	74	65	63
Japan	19	15	14
Other Asia	61	50	39
Other	12	10	9

	297	255	228
Terminals:
United States	63	55	49
Brazil	13	9	9

	76	64	58

Total SNTG	$1,219	$1,081	$1,033

SOSA:
Asia Middle East	7	27	26
North America and Mexico	22	201	190
Northern Europe and Canada	64	387	336
Africa and Mediterranean	134	674	703
South America	15	56	52
Corporate	34	137	130

Total SOSA	$276	$1,482	$1,437

SSF:
United States	119	125	97
Canada	18	3	12
Chile	11	15	8
United Kingdom	28	18	17
Norway	24	25	14
Spain	21	18	15
France	12	8	7
Belgium	12	10	8
Other Europe	42	23	19
Japan	85	144	184
Singapore	21	25	20
Taiwan	14	12	12
Other Asia	52	36	21
Others	—	—	2
Total SSF	$459	$462	$436

Corporate and Other	2	1	2

Total SNSA	$1,956	$3,026	$2,908

Seasonality

        SNTG's markets can be impacted by a variety of seasonal factors including unpredictable weather patterns that can disrupt ship operations, an increase in the clean petroleum market in the winter months caused by increased consumption of oil in the Northern hemisphere, and summer and holiday periods which can result in decreased market activity.

        The demand for Marine Harvest's salmon products, particularly in the Northern hemisphere, is seasonal, with peak demand periods around major holidays, typically at the end of the year and the spring, and the summer grilling season. The Southern bluefin tuna business is a seasonal business with the majority of the harvest and sales typically occurring in our fiscal third quarter (June through August).

Key Supplier Relationships

        Ship bunker fuel is the most significant cost for SNTG and is subject to volatility primarily due to the fluctuating price of oil. The market for bunker fuel is competitive and we source from a number of different suppliers.

        Feed for fish accounts for approximately 40% to 45% of a salmon aquaculture company's operating cost and approximately 30% for Southern bluefin tuna and 25% for turbot. Fluctuations in the price of feed could have an impact on Marine Harvest's and SSF's profitability. Marine Harvest's and SSF's ability to pass on increases in feed costs to their customers is dependent on the strength of the market for their products. Although there are a limited number of fish feed suppliers, pricing of fish feed is generally competitive, although natural limitations in the resources of the sea could potentially lead to a shortage of fish feed. Marine Harvest, under the shareholders' agreement with Nutreco, has a feed supply contract for Nutreco to supply 90% of Marine Harvest's requirements at prices available to unaffiliated third parties. The contract is for an initial period of three years, with further options for two one year extensions. The general principle agreed for the feed supply is that the Marine Harvest joint venture will pay the best price available in the market. See Item 3. "Key Information—Risk Factors—Risks Related to Our Industries and Operations—price fluctuations in ship fuel and fish feed may impact our profitability."

Regulation

        Our businesses are subject to international conventions and U.S. and other governmental regulations which strictly regulate various aspects of our operations. In addition, we are required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have all permits, licenses and certificates necessary to conduct our operations and have the ability to obtain new permits, licenses and certificates as needed when entering into new countries. Some countries require that we enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. We have entered into such arrangements where necessary.

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

        Based on both international and U.S. security initiatives prompted by terrorist activities, we have implemented the security measures required by the U.S. Homeland Security Act of 2002.

Stolt-Nielsen Transportation Group

        SNTG is subject to the international and national conventions and regulations which cover ocean shipping generally and the transport and storage of chemicals and oil in bulk specifically. All of our ships hold the necessary certificates which are required by the various trades of different ships in the fleet.

        In addition, specifically to protect the purity of fats and vegetable oils, SNTG complies with the latest cargo rules established by the National Institute of Oilseed Products in the U.S. and the Federation of Oils, Seeds, and Fats Associations in Europe. SNTG's Dedicated Vegetable Oil Service, which consists of ships dedicated to the carriage of vegetable oils, operates in compliance with these relevant rules.

        SNTG operates river parcel tankers in Europe and the U.S. SNTG's river parcel tanker activities are governed by the European Agreement on Regulations for the Carriage of Dangerous Substances on the Rhine and other applicable standards for service on the Rhine River in Europe and by the U.S. Coast Guard safety and pollution prevention regulations.

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

        OPA '90 also sets out contingency plan requirements with respect to cleanup and removal of the substances covered by its provisions. OPA '90 also requires expenditure to meet specific response standards for equipment to be kept on board ships. The contingency plan requirements also apply to marine transportation-related facilities, including U.S. Coast Guard-regulated onshore oil terminals, tank trucks, and railroad tank cars. We also meet Panama Canal Shipboard Oil Pollution Emergency Plan requirements for Panama Canal transit.

International Ship and Port Facility Security Code and U.S. Maritime Transportation Security Act of 2002

        A variety of legislative initiatives have been enacted to increase maritime security worldwide in response to the September 11, 2001 terrorist attacks. The U.S. Maritime Transportation Security Act 2002 ("MTSA") and its implementing regulations require certain security measures aboard ships operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to the Convention for Safety of Life at Sea created the International Ship and Port Facility Security Code ("ISPS Code"), a new chapter dealing with maritime security. The ISPS Code imposes various security obligations on ships and port facilities, including on board installation of automated information systems to enhance communications; on board installation of ship security alert systems; approval of ship security plans; and compliance with flag state security certification requirements of the country under which the ship is flagged. Both the ISPS Code and MTSA came into effect on July 1, 2004.

        All of our ships obtained security certification before July 1, 2004. Flag state administrators are responsible for issuing ISPS Certificates for ships and the relevant authorities have corresponding responsibility for certifying ISPS compliance for port and terminal facilities. The U.S. authority responsible for implementation is the U.S. Coast Guard. The security implementation requirement also applies to port and terminal facilities worldwide. All our terminals are now certified as required.

Inspection by a Classification Society and Drydocking

        The hull and machinery of SNTG's ships are "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member.

        Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked at routine intervals specified by the classification society, for inspection of the underwater parts of the ship. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of our ships currently meet that condition.

Stolt Sea Farm and Marine Harvest

        SSF and Marine Harvest are subject to the laws and regulations of the individual countries, including Norway, the UK, Canada, the U.S., Chile, Spain, Portugal, France, Belgium and Australia, in which their operations are situated, which strictly regulate various aspects of their operations. The hatcheries, the on growing sites, and the slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF's and Marine Harvest's products in various markets around the world.

        In 1996, to avoid sanctions against Norwegian salmon farmers by the European Union, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the growth in supply of Norwegian farmed salmon and the amount of Norwegian farmed salmon available for sale in the EU market. The EU market is the most significant market for Norwegian producers. To avoid further threats of duties against Norwegian salmon, in July 1997, the Norwegian government reached an agreement with the EU (the "EU Agreement") for a five-year period to regulate supplies of Norwegian salmon into the EU market. The EU Agreement expired in 2003.

        The quotas and regulations imposed by the Norwegian government and the EU Agreement had an adverse effect on the cost structure of Norwegian producers, including SSF, by limiting the capacity utilization of Norwegian fish farms. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduces the negative impact of the feed quota regime. When the EU Agreement terminated in May 2003, salmon prices in Europe dropped significantly. By the end of 2003, prices while still low, had somewhat recovered. The Norwegian government has proposed new rules for regulating the aquaculture industry. As of January 1, 2005 the Norwegian feed quota regulations were lifted. However, as a replacement of the feed quota regulations, the Norwegian government has set a limit on the amount of standing biomass that can be farmed at any one site.

        In 2004 a Scottish farmers' lobby initiated a campaign against Norwegian salmon sold into the EU. The EC in response, initially imposed a "safeguards" regime on February 6, 2005, pursuant to which imports of non-EU salmon were subject to a volume quota, and had to be purchased at a minimum price by the customer. Volumes in excess of the quota or purchased below the minimum price were subject to a duty. The safeguards measures ended in April 2005 but were superseded by the measures described below.

        Also as a result of the campaign against Norwegian salmon sold into the EU, the EC in October 2004 started an anti-dumping investigation into imports of salmon originated in Norway. This culminated in April 2005, when the "safeguards" measures were ended, with the imposition of provisional anti-dumping duties on farmed salmon originating from Norway. The provisional measures are individual for each company exporting farmed salmon to the EU. A dumping duty of 13.9% was imposed on Stolt Sea Farm AS and this duty is applicable to all Stolt Sea Farm AS exports to the EU after April 27, 2005. The provisional measures will be valid for 6 months, and then they can be superseded by definitive measures, which can be valid for five years. SSF is in the process of contesting the provisional measures. Companies being contributed by Nutreco into the Marine Harvest joint venture, on the other hand, had a slightly higher provisional duty imposed on them. The dumping duty applies to a specific legal entity. The consequence of this system is that the new Marine Harvest joint venture company will have different dumping duties for different companies within the group. The difference in dumping duty might have ramifications for the planned amalgamation of legal entities inside the group, and is one of the effects of the dumping duty that we are contesting before the EC. There are also initiatives by the EC as well as the Norwegian government in order to have another system for regulating the imports of farmed salmon into the EU.

Competition

Stolt-Nielsen Transportation Group

        Price is an important factor in determining which supplier of transportation services is awarded a contract. Additional factors include, among others, relationships with existing customers, the quality of service, availability of service—including sufficient frequency of ships, technical capabilities of ships, the degree of customized service required, the ability to assure sufficient capacity despite fluctuating contract demand, and whether the customer wishes to have integrated door-to-door service through a combination of tankers, container and terminal service. SNTG is able to offer parcel tanker and tank container services on a worldwide basis. SNTG's tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional, which depend on the routes and ships employed. For its deep sea COA business, SNTG competes primarily with at least 18 competitors including Odfjell, Jo Tankers and Tokyo Marine. SNTG's tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is fragmented, although the relative size of the competition is increasing on a worldwide basis. Major competitors include Hoyer and VOTG. SNTG also competes, to a lesser extent, with tank container leasing companies and with container shipping lines, which operate tank containers. SNTG's terminal operations compete with other international terminal networks as well as local independent terminal companies, with geographic location being a key competitive factor. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled.

Stolt Sea Farm and Marine Harvest

        SSF and Marine Harvest compete with other producers of farmed seafood and with suppliers of wild catch and other species of fish. Major competitors include Pan Fish, Cermaq, Fjord Seafood, Aqua Chile, Leroy and Camanchaca. The North American Atlantic salmon activities compete primarily with North American and Chilean producers in the North American market. Norwegian, Irish and Scottish Atlantic salmon activities compete primarily with other Norwegian, UK, Irish and Faeroese producers of Atlantic salmon in the European market. For both regions, competition is based on quality, price, and delivery capability. In Asia, SSF and Marine Harvest compete with importers and producers of farmed and wild fish. The turbot production in Spain, Portugal and France competes primarily in the Mediterranean area with other Spanish and French producers of turbot and with suppliers of wild turbot. As SSF and Marine Harvest produce different species, they do not compete directly with one another.

        Of the main competitors in the industry, Marine Harvest is several times bigger in harvest volume terms than its nearest competitor, and is the only company with a significant presence in all four of the major salmon farming regions (Norway, Chile, Canada/U.S. and the UK/Ireland). Marine Harvest's position in the industry is strengthened by the fact that it has further diversified into farming species other than salmon, and it has also developed significant sales and marketing operations in all the major markets for seafood products. In turbot, SSF is the world's largest producer in harvest volume terms.

Insurance

        We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The SNSA corporate insurance includes SNTG, SOSA and SSF. With the sale of SOSA's shares by SNSA, insurance is still purchased on a group basis but our underwriters recognize that premium and loss records are on a stand-alone basis and not combined. In the case of SSF, the assets transferred to Marine Harvest will stay under the SNSA program until the insurance program for Marine Harvest is established, which will not be later than September 1, 2005.

        The owned fleet of SNTG is currently covered by hull and machinery insurance in the aggregate amount of $2.3 billion and SSF total insured value is $38 million. The hull and machinery policy covers the value of the ships themselves and related equipment. Marine liabilities, such as loss of life and injury, collisions, pollution and liability arising from the carriage of cargo, which may be incurred through the operation of ships, are insured under marine protection and indemnity insurance. The coverage has a limit of $4.25 billion per incident, except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities, such as liability for third party injury and property damage not arising from ship operations, are insured up to $200 million per event. We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate. It is possible, however, that we could incur liabilities in excess of our insurance coverage.

        For additional information on our captive insurance subsidiary, Marlowe Insurance Ltd., please see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Captive Insurance Company."

Significant Subsidiaries

        As of May 31, 2005, our significant subsidiaries are as follows:

Name of Company	Country of Incorporation	% Shareholding
Stolt-Nielsen Transportation Group Ltd.	Liberia	100
Stolt-Nielsen Transportation Group Ltd.	Bermuda	100
Stolt-Nielsen Transportation Group Inc.	U.S.	100
Stolt-Nielsen Transportation Group B.V.	Netherlands	100
Stolt-Nielsen Investment N.V.	Netherlands Antilles	100
Stolt-Nielsen Holdings B.V.	Netherlands	100
Stolt Sea Farm Holdings plc	England	100
Stolt Sea Farm Holdings B.V.	Netherlands	100
Stolt Sea Farm Investment B.V.	Netherlands	100

Research and Development; Patents and Licenses

Stolt-Nielsen Transportation Group

        SNTG does not have significant expenditures for research and development.

Stolt Sea Farm and Marine Harvest

        Expenditures in research and development include expenditures on disease control, breeding programs, and the development of new farmed species such as sole. Expenditures for research and development are not significant.

Property, Plant and Equipment

Stolt-Nielsen Transportation Group

        The following table describes the parcel tankers that are operated by SNTG, both within and outside Stolt Tankers Joint Services. It also includes ships that SNTG leases or time-charters from other parties. See the notes to the table below pertaining to ownership and registry.

Parcel Tankers Operated by Stolt Tankers Joint Service
as of April 30, 2005

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT INNOVATION CLASS
Stolt Capability	1998	37,000	NYK Stolt	Liberian
Stolt Efficiency	1998	37,000	SNTG BV(1)	Cayman
Stolt Inspiration	1997	37,000	SNTG BV(1)	Cayman
Stolt Creativity	1997	37,000	SNTG BV(1)	Cayman
Stolt Invention	1997	37,000	NYK Stolt	Liberian
Stolt Confidence	1996	37,000	SNTG BV(1)	Cayman
Stolt Innovation	1996	37,000	SNTG BV (1)	Cayman
Stolt Concept	1999	37,000	SNTG BV (1)	Cayman
Stolt Effort	1999	37,000	SNTG BV(1)	Cayman
STOLT ACHIEVEMENT CLASS
Stolt Achievement	1999	37,000	SNTG BV(1)	Cayman
Stolt Perseverance	2001	37,000	SNTG BV(1)	Cayman
STOLT HELLULAND CLASS
Stolt Vinland	1992	29,999	SNTG BV(1)	Cayman
Stolt Vestland	1992	29,999	SNTG BV(1)	Cayman
Stolt Helluland	1991	29,999	SNTG BV(1)	Cayman
Stolt Markland	1991	29,999	SNTG BV(1)	Cayman
STOLT SAPPHIRE CLASS
Stolt Jade	1986	38,746	SNTG BV(1)	Cayman
Stolt Aquamarine	1986	38,746	SNTG BV(1)	Cayman
Stolt Topaz	1986	38,720	SNTG BV(1)	Cayman
Stolt Emerald	1986	38,720	SNTG BV(1)	Cayman
Stolt Sapphire	1986	38,746	NYK Stolt	Liberian
STOLT FALCON CLASS
Stolt Eagle	1980	37,082	SNTG BV	Liberian
Stolt Condor	1979	37,200	SNTG BV	Liberian
Stolt Heron	1979	37,075	SNTG BV	Liberian
Stolt Hawk	1978	37,080	SNTG BV	Liberian
Stolt Osprey	1978	37,080	SNTG BV	Liberian
Stolt Falcon	1978	37,200	SNTG BV	Liberian
STOLT PRIDE CLASS
Stolt Excellence	1979	32,093	SNTG BV	Liberian
Stolt Loyalty	1978	32,091	SNTG BV	Liberian
Stolt Tenacity	1978	32,093	SNTG BV	Liberian
Stolt Integrity	1977	32,057	SNTG BV	Liberian
Stolt Sincerity	1976	31,942	SNTG BV	Liberian
Stolt Pride	1976	31,942	SNTG BV	Liberian
STOLT AVANCE CLASS
Stolt Avenir	1978	23,275	SNTG BV	Liberian
Stolt Avance	1977	23,648	SNTG BV	Liberian

STOLT SEA CLASS
Stolt Sea	1999	22,500	SNTG BV(1)	Cayman
Stolt Sun	2000	22,210	SNTG BV(1)	Cayman
Stolt Span	1999	22,460	NYK Stolt	Liberian
Stolt Surf	2000	22,460	SNTG BV(1)	Cayman
Stolt Stream	2000	22,917	SNTG BV(1)	Cayman
Stolt Spray	2000	22,460	SNTG BV(1)	Cayman
SUPERFLEX CLASS
Stolt Guardian	1983	39,726	SNTG BV	Liberian
Hyde Park	1982	39,015	T/C by SNTG BV	Liberian
Stolt Protector	1983	39,782	SNTG BV	Liberian
Kenwood Park	1982	39,015	T/C by SNTG BV	Liberian
Montana Blue	1991	40,153	B/B by SNTG BV	Liberian
Montana Star	1992	40,160	B/B by SNTG BV	Liberian
Montana Sun	1994	40,160	B/B by SNTG BV	Liberian
STOLT ASPIRATION CLASS
Stolt Aspiration	1987	12,219	NYK Stolt	Liberian
Stolt Alliance	1985	12,674	NYK Stolt	Hong Kong
Stolt Taurus	1985	12,749	SNTG BV	Liberian
Stolt Titan	1985	12,691	SNTG BV(1)	Liberian
Stolt Durham	1995	12,458	Bibby	Cayman
Stolt Devon	1985	12,721	Bibby	Panamanian
Stolt Accord	1982	12,467	NYK Stolt	Liberian
TRIUMPH CLASS
Stolt Kent	1998	19,300	Bibby	Isle of Man
Stolt Dorset	1997	19,299	Bibby	Panamanian
NTOMBI CLASS
Stolt Ntaba	1991	13,946	Unicorn	Panamanian
Stolt Ntombi	1990	13,947	Unicorn	Panamanian
STOLT VALOR CLASS
Stolt Valor	2003	25,000	T/C by SNTG BV	Hong Kong
Stolt Vanguard	2004	25,261	T/C by SNTG BV	Hong Kong
Stolt Virtue	2004	25,000	T/C by SNTG BV	Liberian
Stolt Vision	2005	25,147	T/C by SNTG BV	Hong Kong
OTHER PARCEL TANKERS
Stolt Hikawa	1992	8,080	SNTG BV(1)	Cayman
Stolt Nanami	2003	19,500	T/C by STJS	Panamanian
Valerie	2003	19,981	T/C by STJS	Gibraltar
Vanni D	2003	16,875	T/C by STJS	Italian
Stolt Courage	2004	32,329	T/C by STJS	Philippines
Stolt Endurance	2004	32,306	T/C by STJS	Philippines
NCC Jubail	1996	37,449	T/C by STJS	Norwegian

TOTAL IN STJS (69 ships)		2,016,949

Parcel Tankers Outside the Stolt Tankers Joint Service
Operated and/or Controlled by Stolt Affiliates
as of April 30, 2005

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT-NIELSEN INTER-EUROPE SERVICE
Stolt Shearwater	1998	5,498	DRF	Cayman
Stolt Kittiwake	1993	4,710	SNTG BV(1)	Cayman
Stolt Guillemot	1993	4,676	SNTG BV(1)	Cayman
Stolt Cormorant	1999	5,498	DRF	Cayman
Stolt Kestrel	1992	5,758	SNTG BV(1)	Cayman
Stolt Petrel	1992	4,794	SNTG BV(1)	Cayman
Stolt Tern	1992	4,794	SNTG BV(1)	Cayman
Stolt Dipper	1992	4,794	SNTG BV(1)	Cayman
Stolt Kite	1992	4,794	SNTG BV(1)	Cayman
Stolt Puffin	1992	5,758	SNTG BV(1)	Cayman
Stolt Fulmar	2000	5,498	DRF	Cayman
Stolt Egret	1992	5,758	SNTG BV(1)	Cayman
Stolt Avocet	1992	5,758	SNTG BV	Cayman
Stolt Gannet	1992	7,950	SNTG BV	Dutch
STOLT-NIELSEN INTER-ASIA SERVICE
Akane	1998	3,989	T/C by SNTG BV	Panamanian
Stolt Distributor	2002	3,992	T/C by SNTG BV	Panamanian
STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen	1998	11,537	NSSH	Liberian
Stolt Botan	1998	11,553	NSSH	Liberian
Stolt Kikyo	1998	11,545	NSSH	Liberian
Stolt Azami	1997	11,564	NSSH	Liberian
Stolt Ayame	1991	9,070	NSSH	Hong Kong
Stolt Azalea	1988	7,582	NSSH	Liberian
Stolt Lily	1988	7,593	NSSH	Liberian
Cristal	1996	10,314	T/C by NSSH	Bahamas
Stolt Orchid	2003	8,811	T/C by NSSH	Panamanian
Stolt Jasmine	2005	12,430	T/C by NSSH	Panamanian
Stolt Rindo	2005	11,519	T/C by NSSH	Panamanian
Stolt Violet	2004	8,792	T/C by NSSH	Panamanian
STOLT NYK AUSTRALIA PTY LTD
Stolt Australia	1986	9,940	SNAPL	Australian

STOLT-NIELSEN INLAND TANKER SERVICE
Stolt Alliantie	1999	1,600	T/C by SNTG BV	Dutch
Stolt Emden	1980/1998	1,388	SNTG BV	German
Stolt Madrid	1994	1,560	SNTG BV	Dutch
Stolt Oslo	1994	1,556	SNTG BV	Dutch
Ingrit	1994	1,202	T/C by SNTG BV	Dutch
Stolt Waal	1993	2,095	SNTG BV	Dutch
Stolt Somtrans	1993	2,408	T/C by SNTG BV	Belgian
Columbia	1993	1,605	T/C by SNTG BV	Dutch
Stolt Rom	1993	2,156	SNTG BV	Dutch
Stolt Wien	1993	2,157	SNTG BV	Dutch
Stolt Mosel	1992	2,133	SNTG BV	Dutch
Stolt Main	1992	2,124	SNTG BV	Dutch
Stolt Neckar	1992	2,095	SNTG BV	Dutch
Stolt Maas	1992	2,096	SNTG BV	Dutch
Challenger	1992	1,605	T/C by SNTG BV	Dutch
Stolt Basel	1992	2,404	SNTG BV	Dutch
Stolt Lausanne	1992	2,359	SNTG BV	Dutch
Stolt Tolerantie	1999	1,500	T/C by SNTG BV	Dutch
Enterprise	1991	1,608	T/C by SNTG BV	Dutch
Turbulentie	1986/1990	1,777	T/C by SNTG BV	Dutch
Stolt Koeln	1989	1,701	SNTG BV	German
Stolt Berlin	1987	3,199	SNTG BV	Dutch
Stolt London	1985	1,335	SNTG BV	Dutch
Stolt Hoechst	1980	1,366	SNTG BV	Dutch
Thysstad	2000	2,500	T/C by SNTG BV	Belgian
Stolt Merlux	2002	2,001	T/C by SNTG BV	Dutch
Stolt Texas	2002	3,198	T/C by SNTG BV	Dutch
Wervelwind	1988/2003	1,689	T/C by SNTG BV	Dutch
Stolt Hamburg	1992	1,283	SNTG BV	Dutch
Stesa	1984	1,600	T/C by SNTG BV	Dutch
Stolt Variante	2003	2,000	T/C by SNTG BV	Dutch
Carrera	2004	3,149	T/C by SNTG BV	Belgian
Emma	2004	2,997	T/C by SNTG BV	Belgian
Fellowship	2004	3,143	T/C by SNTG BV	Dutch
Provider	2004	3,147	T/C by SNTG BV	Dutch

Total Outside STJS (64 ships)		288,005

GRAND TOTAL (133 ships)		2,304,954

(1)
These parcel tankers are subject to ship mortgages related to certain of our debt. The total net book value of mortgaged SNTG ships and terminals was $1.2 billion as of April 30, 2005.

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

        "Bibby" means Bibby Pool Partner Limited.

        "Unicorn" means Unicorn Lines (Pty) Limited.

        "DRF" means DS-Rendite-Fonds Nr. 99 CFS GmbH & Co. Produktentanker KG, to which three ships were sold and leased back to us.

Other Properties

        In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG:

	Owned	Leased	Debt Outstanding (as of 4/30/05)
	(acres)		(in thousands)
Houston bulk liquid storage terminal	214	—	$150,000	(a)
Braithwaite bulk liquid storage terminal	603	—	150,000	(a)
Santos bulk liquid storage terminal	28	—	—
Singapore tank container depot	—	4	—
Rotterdam pier	3	—	—

  (a)
  Both the Houston and Braithwaite bulk liquid storage terminals are collateral for a $150 million term loan and revolving credit facility.

Capital Expenditures

        Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three-year period.

	2004	2003	2002
	(in millions)
SNTG:
Tankers	$6.8	$10.5	$16.9
Tank Containers	3.7	2.5	3.1
Terminals	23.6	24.1	18.8

Total SNTG	34.1	37.1	38.8
SOSA	1.6	21.9	54.6
SSF	17.2	29.1	29.2
Corporate and Other	—	—	—

Total SNSA	$52.9	$88.1	$122.6

        Projected capital asset expenditures for 2005 amount to approximately $215 million, comprised of $205 million for SNTG and $10 million for SSF. As of March 31, 2005, we had spent approximately $29 million, comprising: $26 million for SNTG, relating mainly to the acquisition of a smaller coastal tanker, the M/T Marinor for $10 million, the down payment for the M/T Isola Blu, tankers life extension, dockings, terminal expansions and the remanufacture of tank containers; and $3 million for

SSF, relating mainly to a variety of capacity and maintenance projects, including net and cage replacements. The major projects for SNTG in 2005 are: purchase the M/T Isola Blu, a 26,660 dwt parcel tanker, for $45.3 million of which approximately $5 million has been paid as of March 31, 2005; the down payment of $47 million for newbuildings; and the expansion of the Braithwaite, Houston and Santos terminals on which approximately $25 million is expected to be spent during the remainder of 2005. We anticipate that the expansion of the Houston and Santos terminals will be completed in the fourth quarter of 2005, and Braithwaite in 2006. It will increase capacity at the Braithwaite, Houston and Santos terminals by 367 thousand, 268 thousand and 189 thousand barrels, respectively.

        SSF commenced construction of the Cape Vilano turbot plant in Spain in 2002. The new plant has added capacity to harvest 1,250 metric tons of turbot per year. Turbot has provided SSF with consistently good operating margins and returns on capital in the last five years. The net cost of the project after regulatory grants was $9.4 million. Construction was completed in 2004. Refer to Item 4. "Information on the Company—Business Overview" for further discussion.

Proceeds from Asset Sales

        In 2004, proceeds from sale of assets were $32.8 million, including $29.0 million for SOSA in the first quarter of 2004, mainly on the $28 million from the sale of the ROV drill support business to Oceaneering International, Inc. Additionally, there were miscellaneous asset sales by SNTG for $3.2 million and by SSF for $0.6 million.

        In 2003, proceeds from sale of assets were $102.7 million, principally $55.8 million from the sale/leaseback of parcel tankers, $16.5 million from sale of investments in Vopak and Univar N.V. ("Univar"), $25.8 million from the sale/leaseback of tuna quota rights at SSF, and $4.6 million for other SOSA assets, including the sale of two ships and the sale of subsea services assets.

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

        In addition, in 2004 we received $13.2 million as a dividend from Edgewater Park Associates, Inc., a non-consolidated joint venture, in connection with the sale of our interest in a Greenwich, Connecticut office building leased by SNTG. The dividend is included in "Dividends from non-consolidated joint ventures" in the Consolidated Statement of Cash Flows.

Item 5.    Operating and Financial Review and Prospects.

Introduction

        This section discusses matters we consider important for an understanding of our financial condition and results of operations during the three fiscal years ended November 30, 2004. This discussion consists of:

  •
  a "Management Overview;"

  •
  a section entitled "Factors Affecting Our Financial Condition and Results of Operations;"

  •
  a section entitled "Application of Critical Accounting Policies;"

  •
  a section entitled "Impact of Recent Accounting Standards;"

  •
  a "Strategic Outlook;"

  •
  "Outlook for Fiscal Year 2005;"

  •
  "Results of Operations;" and

  •
  a section entitled "Liquidity and Capital Resources."

        You should read this section in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 18 of this Report.

Management Overview

        SNSA is a Luxembourg company. Together with our subsidiaries and investments, we are engaged primarily in two businesses: transportation; and seafood production, farming and processing. The transportation business is conducted through SNTG; and the seafood business is carried out through SSF. SNTG and SSF are wholly-owned subsidiaries. Until January 13, 2005, we also had an ownership interest in SOSA, an offshore construction business. Throughout much of fiscal year 2004, including at year end, we owned a 41.7% economic and voting interest in SOSA. We deconsolidated the activities of SOSA in our financial reports as of February 19, 2004, as we no longer had a controlling interest. On January 13, 2005, we sold all of our ownership interest in SOSA. We reported a net gain of $356.0 million on the sale in the results we reported for the first quarter of 2005. On April 29, 2005, we closed a joint venture between SSF and the fish farming and sales business of Nutreco Holding N.V. creating Marine Harvest N.V. as a new worldwide fish farming, processing and sales business. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF's turbot and sole operations in Europe and Southern bluefin tuna ranching operations in Australia. The combined total annual revenues of the retained SSF business was approximately $45 million in 2004. We own 25% of the outstanding shares of Marine Harvest and Nutreco owns 75%. Additionally, SSL provides a total marine procurement service whereby it can select, purchase and arrange delivery for a ship's needs for consumables, spare parts and other services.

Description of our Businesses

Stolt-Nielsen Transportation Group

        SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids. SNTG is able to offer our customers a range of transportation and storage solutions on a worldwide basis, through our intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

        As of November 30, 2004, SNTG is, based on the deadweight tons of the fleet, one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

        We utilize our terminals as regional hubs to improve the operational efficiency of SNTG's parcel tankers. Our terminals offer storage and distribution services to the same customers that use our parcel tanker and tank container operations and can store and distribute the same products. We can reduce the amount of time our ships spend in port, when our customers use our terminal facilities. In this way we can operate more efficiently. The terminals are not just available to our tanker customers but are independent third-party facilities, open to all customers and ship owners on a first-come-first-served basis. As of November 30, 2004, we owned and operated two tank storage terminals in the U.S., in Braithwaite, Louisiana and in Houston, Texas, and one in Santos, Brazil. These three facilities have a combined capacity of approximately 4.2 million barrels of liquid storage as of April 30, 2005. As of November 30, 2004, our terminal operations also had interests in two ventures consisting of: (i) a 40% interest in the Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group which has a terminal facility in Westport, Malaysia; and (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting. For additional information on SNTG, please see Item 4. "Information on the Company-Business Overview-Stolt Nielsen Transportation Group."

Stolt Offshore

        While we owned SOSA, it was one of the largest offshore services contractors in the world in terms of revenue. During the three years covered by this review, SOSA designed, procured, built, installed and serviced a range of surface and subsurface infrastructure for the global offshore oil and gas industry. It specialized in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

        SOSA was consolidated into our financial statements through the first quarter of 2004. Effective with the second quarter of 2004, we deconsolidated the activities of SOSA in our financial reports, as our 41.1% economic and voting interest in SOSA as of February 19, 2004 did not represent a controlling interest. From the second quarter of 2004 on, we accounted for our interest in SOSA using the equity method of accounting. On January 13, 2005, we sold all of our remaining ownership interest in SOSA, reporting a net gain on sale of $356.0 million in the first quarter of 2005.

Stolt Sea Farm and Marine Harvest

        Until April 29, 2005, SSF was one of our wholly-owned businesses and produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region.

        In September 2004, we announced an agreement with the Dutch company Nutreco to transfer most of our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. The transaction closed on April 29, 2005. Our turbot and sole operations in Europe, and Southern bluefin tuna ranching operations in Australia, with combined total annual revenues in 2004 of approximately $45 million, are not included in the Marine Harvest joint venture.

        We own 25% of the shares of Marine Harvest and Nutreco owns 75%. The relationship between SNSA and Nutreco as shareholders of Marine Harvest, is governed by Dutch law, the articles of association of Marine Harvest and a shareholders' agreement. While SNSA is not a controlling shareholder of the joint venture, the shareholders' agreement gives SNSA certain minority protections including:

  •
  the right to nominate one of the four supervisory board members;

  •
  a right of first refusal on the transfer of shares in the Marine Harvest joint venture by Nutreco (Nutreco has a similar right with respect to our Marine Harvest shares); and

  •
  a list of actions that cannot be taken without our approval, for so long as Stolt Sea Farm Investments B.V. owns at least 10% of the share capital of the Marine Harvest joint venture; including:

    —  the appointment of the supervisory board chairman;

    —  the appointment and removal of members of the managing board;

    —  the amendment of the articles of association;

    —  the issuance and acquisition of share or debt capital of the company;

    —  the distribution of profits or reserves of the company; and

    —  investments exceeding a specified proportion of issued capital and reserves.

        In addition, Marine Harvest's annual budget and business plan must be approved by our supervisory board member. Neither SNSA nor Nutreco have any ongoing cash funding obligations to Marine Harvest.

Factors Affecting our Financial Condition and Results of Operations

Financial Matters

Financial Improvement in 2004

        SNSA is a holding company and conducts substantially all of its business through its subsidiaries. After a challenging 2003, we experienced a financial and operational turn-around in 2004. For the year ended November 30, 2004, we reported consolidated net income of $74.9 million, which reflected an improvement of $390.9 million as compared to the consolidated net loss of $316.0 million reported for 2003. We reported a net loss of $102.8 million in 2002.

        A series of transactions in the first quarter of 2004 resulted in our deconsolidation of SOSA which had a positive impact on our balance sheet and allowed us to achieve compliance with the financial covenants contained in our borrowing arrangements with our primary creditors. The deconsolidation followed a series of transactions which included the conversion of our SOSA Class B shares into SOSA common shares, the sale and issuance by SOSA of 45.5 million new Common shares, and the sale of two million of our SOSA Common shares. The result of these transactions was to reduce our interest in SOSA to 41.1% as of the end of the first quarter of 2004. On January 13, 2005 we sold our entire interest in SOSA for gross proceeds of $504.3 million. Using the proceeds from the SOSA share sale, on April 15, 2005, we completed the repurchase of all our senior notes for total payments of $327.9 million which included principal, make whole payments, and accrued interest.

        On January 26, 2004, we completed the sale of 7.7 million of our Common shares for gross proceeds of $104.2 million. In March 2004, we entered into a five-year $130 million revolving credit facility, which was initially used to repay an existing facility whose maturity had been extended by the banks. In August 2004, we also entered into a new five-year $150 million credit facility which further strengthened our liquidity position. The deconsolidation of SOSA, the sale of our Common shares, the repurchase of our senior notes and the new credit facilities have all contributed to a significant improvement in our financial condition by the end of 2004 and in early 2005. At the same time, the market for our core parcel tanker business experienced strong improvement over this period. SNTG benefited greatly, generating improved earnings and cash from operations.

        The improved financial condition and operating results in 2004 and early 2005 represented a dramatic turnaround from the prior two years during which we experienced financing issues at SNTG and SNSA and operational difficulties and financial restructuring issues at SOSA and operational difficulties at SSF.

Financing Issues at SNTG and SNSA

        During the period of 2000 to 2003, through Stolt-Nielsen Transportation Group Ltd., a Liberian subsidiary ("SNTG (Liberia)") and other subsidiaries (including SNTG), we provided new equity and debt funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. We provided this funding from a combination of cash flow from SNTG operating activities and borrowings under our credit facilities.

        The use of SNTG operating cash flow, borrowings under our credit facilities, operating losses and asset write-downs at SOSA and SSF over the several years prior to and including 2003 and the maturities of our existing loans, left us in the second half of 2003 with limited liquidity and in potential breach of the financial covenants contained in our primary financing agreements, particularly our debt to tangible net worth ratios. During 2003, we engaged in numerous discussions with, and obtained waivers from, the creditors under certain of our existing financing agreements to avoid defaults with respect to the financial covenants contained in these agreements.

        While we were engaged in discussions with our primary creditors to amend the financial covenants in our financing agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and make required payments with respect to maturing indebtedness. In August 2003, we completed a sale/leaseback transaction with respect to three 5,498 dwt ships built from 1998 to 2000, raising approximately $50 million. In December 2003, we sold our minority interest in Dovechem for gross proceeds of $24.4 million. Additionally, SSF concluded the sale of 200 metric tons of its Australian-government quota rights of Southern bluefin tuna for gross proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were leased back by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The actions we took to improve our liquidity together with cash from SNTG's operations enabled us to meet our obligations under various credit facilities.

Operational Difficulties and Financial Restructuring at SOSA

        Operational and financial difficulties at SOSA contributed to our 2003 consolidated loss. For the year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. These operational problems were exacerbated by SOSA's inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its existing credit facility agreements to avoid defaults with respect to the financial covenants contained in these facilities. To assist SOSA in obtaining bank waivers, in December 2002 we agreed to make a $50 million liquidity line (the "SNSA Liquidity Line") available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA. The SNSA Liquidity Line terminated in accordance with its terms on November 28, 2004 and we converted the subordinated loan to SOSA equity, which we subsequently sold.

        In 2004, SOSA took a number of actions to address its financial situation, including issuing equity securities for gross proceeds of $165.9 million and converting the subordinated loan from SNTG into SOSA equity. Together, these measures provided a $215.9 million increase in SOSA's shareholders' equity before deduction of expenses. In 2004, SOSA experienced a major improvement in its operational and financial performance as compared to recent periods. In 2004, SOSA completed a number of loss-making projects, entered into new credit facilities, reduced its net debt and disposed of non-core assets and businesses. Full year net income for SOSA in 2004 amounted to $5.1 million, as compared to losses of $418.1 million in 2003 and $151.9 million in 2002. On January 13, 2005 we sold our entire remaining interest in SOSA for gross proceeds of $504.3 million. As a result, we have reclassified our previously issued financial statements beginning in the first quarter 2005 to reflect SOSA as discontinued operations.

Losses at SSF

        SSF recorded net losses of $18.6 million, $78.4 million and $45.4 million in each of the years 2004, 2003 and 2002, respectively.

        The loss in 2004 was considerably lower than in 2003, primarily because the 2003 amount includes write-downs and losses, discussed below, which were not repeated in 2004. During 2004, salmon prices in the North American market were generally lower than in 2003, which contributed to the loss in 2004. As a result of the threat from nearby infectious salmon anaemia disease outbreaks, SSF harvested a considerable number of fish at our North American East coast sites before they reached optimal size. This negatively affected the per-unit production and processing costs, and resulted in reduced prices for the fish and a decrease in gross margin. In Europe, salmon pricing was higher in 2004 than in 2003, but our results in that region did not improve over 2003 primarily because a significant number of our fish grown in Northern Norway suffered from a physical injury known as winter sores. These fish had high unit production and processing costs due to slow growth and mortalities suffered. Our turbot operations had another profitable year in 2004, and our Asia Pacific trading and tuna operations were marginally unprofitable for 2004, as compared to a significant loss in 2003.

        As more fully discussed below, the net loss in 2003 was largely due to four factors:

  •
  unauthorized trading activities by an employee in SSF's Tokyo office;

  •
  low prices for traded products in Japan;

  •
  a combination of lower harvests and high operating costs in the Americas region, which was only partially offset by higher prices, and

  •
  continuing low salmon prices in Europe.

        In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions, which had the effect of diverting funds from SSF for his direct or indirect benefit. We have replaced key personnel in this region to address these problems. In addition, selling prices for our own ranched Southern bluefin tuna declined by approximately 20% in 2003. This impacted our 2003 production and also decreased the return on 2002 inventories that we sold into the declining price environment. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003.

Factors Affecting SNTG

Parcel Tankers Market Dynamics

        In addition to industry regulations, the number of new ships delivered into the market and scrapping of older ships influences the supply of parcel tankers.

        The age of a ship is a consideration when determining where a ship is able to trade. While there continues to be opportunities to successfully trade older ships there can, in some circumstances, be limitations imposed by certain regulatory authorities or certain customers. SNTG operates 14 ships built between 1976 and 1980 with single-sides/double bottoms, which will face such a deadline during 2005 and 2006. These deadlines do not apply to the carriage of chemicals, which constitutes a major part of SNTG's business, so we have not determined precisely when we will scrap these ships. We may reassign such single-sided/double bottom ships to trade routes where there is no restriction. If it is not viable to utilize these ships economically in these alternative trade routes, we may scrap them. In the past we have not operated ships past 30 years of age, as the expense of maintaining ships of that age is significant. In addition to industry regulations, several of the major oil companies and certain chemical companies (including some of SNTG's customers) have placed restrictions on the maximum age of the ships carrying their cargoes. These age restrictions are typically set at 25 years, but there is a range depending on trade route, tonnage classification, inspection routines and the ship's condition, as rated by a surveyor of the applicable classification society (the classification society authorized by the country of registry certifies that the ships are safe and seaworthy on an annual basis). We manage our SNTG fleet within these restrictions by carefully matching our ships with customer requirements. As demand for ships is high and the availability of space at shipyards to build new ships is limited, we may extend the operating life of one or more ships beyond 30 years of age to meet our customers' demand.

        As part of our fleet renewal plan, SNTG has entered into agreements with various Japanese ship owners for time-charters (operating leases) for ten stainless steel ships. As of November 30, 2004, five time-charters commenced and one has commenced in 2005 with another to commence later in the year. The remaining time charters are to commence in the years 2006 to 2008. The ten time charters are for an initial period from 59 to 96 months and include the option for SNTG to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices, at any time after three years from the delivery of the ship. The lease payments to be made by SNTG to the owners of the ten ships for the initial lease periods are $259 million in the aggregate. We had agreed to lease nine of the ten ships as of November 30, 2004 for aggregate lease payments of $220 million and we leased the last ship in 2005 for aggregate lease payments of $39 million. All of the time charters are participating or will participate in the Stolt Tankers Joint Service (described under "Application of Critical Accounting Policies—Revenue and Cost Recognition"). In 2004, SNTG entered into two time-charters jointly with one of the Stolt Tankers Joint Service participants. Additionally, Stolt-Nielsen Asia Pacific Inc., a joint venture with NYK Line in which we have a 50% interest, agreed to time charter four smaller ships. All four of these ships are being used in Asia Pacific regional service which is conducted through the joint venture. The joint venture has agreed to make lease payments to the ship owners aggregating $57 million with respect to the four ships which are for initial periods from 59 to 96 months. Subsequent to November 30, 2004, SNTG purchased the M/T Isola Blu, a 26,660 dwt parcel tanker built in 2001 for approximately $45 million, and the 7,950 dwt M/T Marinor parcel tanker built in 1992 for approximately $10 million. On April 1, 2005, we announced that we had reached agreement with the Kleven Floro yard in Norway for the delivery of two 43,000 dwt ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be approximately $160 million.

        From 2005 to 2007, we expect growth in demand for parcel tankers to match the growth in supply of ships. Independent market sources project future demand growth for parcel tankers of 3% to 5% annually. Based on independent market sources, we believe the total deep-sea fleet of parcel and chemical product tankers is composed of 774 ships totaling 20.3 million dwt. Of this fleet, our fleet, together with that of our 18 core competitors, is composed of 364 ships in excess of 10,000 dwt and totaling 9.7 million dwt. We refer to this as the "core fleet." We expect that over the period 2005 to 2008, approximately 8% of the core fleet will be scrapped or downgraded as ships reach 30 years of age or are removed due to regulatory or customer restrictions. Within the same period, we expect new ship deliveries of approximately 21% of the current core fleet, with about 40% of these deliveries taking place in 2005. We do not expect these deliveries to increase significantly from 2005 to 2007 as numerous factors limit supply-side expansion. The cost of new parcel tankers has increased 20% to

30% during 2004, with additional increases into early 2005, as a result of high steel prices and in response to heavy orders for all ship types, with 224 million dwt of mid-to-large size tankers, dry bulk ships and container ships being on order at the end of 2004 compared to approximately 160 million dwt in 2003. Shipyard order books are generally full, with little capacity available before 2008. Shipyards are hesitant to quote pricing on ship deliveries three years in the future, as they incur considerable risk in the cost of steel (especially stainless steel for parcel tankers).

        The demand for parcel tankers may be affected by developments in the Chinese market, which has been a major source of demand growth in recent years, changes in the rules on classification of vegetable oils, and demand for transport of clean petroleum products. The clean petroleum products market is large with many ships operating in this sector. Some ships can be used in either the chemical market or the clean petroleum products market depending on earnings. The clean petroleum products market is more volatile with demand for transporting clean petroleum products such as gasoline, jet fuel and heating oil driven by customers' short-term inventory balancing needs. The clean petroleum products market most recently peaked in November 2004 and continues to remain relatively strong. Chinese imports increased significantly in 2003 compared to 2002, particularly towards the end of the year. This trend continued in 2004 after a decrease in the first quarter of the year. In the event of a major disruption in the Chinese economy, import volumes could be reduced, impacting freight rates.

        The International Maritime Organization ("IMO"), a specialized agency of the United Nations, is responsible for improving maritime safety and preventing pollution from ships by establishing regulations for international shipping companies. The IMO has adopted changes in the rules on classification of vegetable oils that will take effect in 2007. The IMO rules require that all vegetable oils must be transported in tankers which have either an "IMO 2" rating or, by government exemption, an "IMO 3" rating. A ship rated IMO 2 is typically a chemical tanker built to meet international regulations for carriage of the more hazardous classes of chemicals while a ship rated IMO 3 is typically built to less rigorous standards to handle clean petroleum products and commodity chemicals. We believe that this should boost demand for parcel tankers, such as ours, that typically have the higher IMO 2 rating.

Trends in Spot Rates and Contracts of Affreightment

        Cargo may be transported on parcel tankers under contracts of affreightment. COA are agreements between us and our customers to transport agreed volumes of product(s) during a given period at agreed rates, usually involving multiple shipments over a certain time period, typically one or two years. Cargo may also be transported under a spot contract for a single shipment. Freight rates agreed on the basis of spot rates are highly correlated with the supply of and demand for ships (i.e., utilization rates of ships). Since COA rates are set for a specified time period, their changes generally lag spot rate changes, typically adjusting when COA are renewed. Approximately 67% of our 2004 parcel tanker revenue was generated from COA as opposed to spot rates. Therefore, we tend to benefit at a slower rate in a rapidly increasing spot rate market, than if we had operated with a lower proportion of revenue generated from COA. The rate increases for COA, however, are locked in for an extended period of time due to the longer duration of COA. In the fourth quarter of 2003, spot rates began to climb in response to heavy demand for parcel tanker transport, particularly, for exports to China, India and Brazil. Spot rates for chemicals on key outbound trade routes increased steadily throughout 2004 and overall revenue from spot rates increased 13% during the year. Revenue from COA also increased steadily at over 6% during 2004. A factor affecting the extent of revenue improvement from rate increases was that approximately 20% of 2004 revenue resulted from multi-year COA that included caps limiting freight increases at each annual adjustment. As these contracts expire and are renewed in 2005 and 2006, the impact from caps will diminish. Contract rate increases improved throughout 2004 and contracts that have been renewed in 2005 have average rate increases of approximately 20%. The full effect of rate increases negotiated for COA typically are not manifested until several months elapse from the date of contract and new voyages reflecting improved rates are begun. We have also secured new business that has led to new COA. SNTG expects the chemical transportation markets to remain strong throughout 2005 with tight supply of available tonnage combined with the continued growth in the world economy bolstering both COA and spot rates.

Growth in the Tank Container Market

        Our market experience indicates that shipping chemicals, vegetable oils and other liquid products in tank containers typically results in lower shipping expenses due to increased cargo capacity compared to conventional 55 gallon drums in a 20-foot dry box container, decreased handling expenses and, as drums must be disposed of, there is decreased exposure to risk of possible environmental contamination by using tank containers. It is our experience that as businesses and national economies grow, so does the demand for shipping by tank containers, which is a more reliable and more economical means of transportation than drums in a 20-foot dry box container. We intend to continue to expand our tank container business in response to the needs of customers, particularly in the chemical and food grade markets. SNTG also expects to continue developing cleaning and maintenance facilities for tank containers. With the growth in the market, there has been an increase in our container shipments to 84,262 loads in 2004 from 74,615 loads in 2003 and 66,330 loads in 2002, increasing in 2004 and 2003 by 13% and 12%, respectively, from each of the previous years. We expect continued strong shipment growth in 2005 as a result of our continuing sales and marketing initiatives and strong market conditions in Asia, North America and Europe along with further growth in our food grade business.

Bunker Fuel Costs

        The cost of bunker fuel, which is the fuel used for our ships, has historically been the largest portion of variable operating expenses in our shipping business. In 2004, bunker fuel for SNTG's tanker operations constituted approximately 21% of the total operating expenses for tankers. The increase in SNTG's operating expenses in 2004 was primarily due to increases in the price of bunker fuel. Bunker fuel prices have been increasing in the last three years. In 2004, the average price of bunker fuel purchased by SNTG was approximately $187 per ton. This compares to the average bunker fuel price for 2003 of approximately $175 per ton and for 2002 of approximately $144 per ton. We attempt to pass fuel price fluctuations through to our customers under COA. During 2004, approximately 61% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

        Given the size and configuration of the Stolt Tankers Joint Service in 2004, we estimate that a 10% change in the price of bunker fuel per ton from average 2004 bunker fuel prices would result in approximately $10 million to $12 million change in gross profit. This excludes gains or losses which may arise from the impact of bunker hedge contracts and bunker surcharge clauses included in certain COA as well as the impact of changes in bunker prices on our regional fleets.

Legal Proceedings

        In 2004 and 2003, we were involved in significant legal proceedings, primarily related to certain antitrust investigations described below. We incurred costs of approximately $20.1 million in 2004 and $15.5 million in 2003 to address these issues and expect that we will continue to incur significant costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is, therefore, not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that we could suffer criminal prosecution, substantial fines or penalties or civil penalties, including significant monetary damages as a result of these matters. As of

November 30, 2004 and April 30, 2005 we had not established any reserves for potential unfavorable outcomes related to these proceedings.

        Governmental Antitrust Investigations

        In 2002 we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ"), and the Competition Directorate of the European Commission (the "EC").

        As a result of our voluntary report to the DOJ, we entered into an Amnesty Agreement with the Antitrust Division. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, we and our directors, officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anticompetitive conduct in the parcel tanker business. At the same time, we also announced that the EC had admitted us, our directors, officers and employees into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us, our directors, officers and employees immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation.

        Subsequently, the Antitrust Division's staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ's Corporate Leniency Program. In February 2004, we filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce the Amnesty Agreement and its bar on criminal prosecution for certain activity that occurred prior to January 15, 2003. In March 2004, the Antitrust Division purported to void our Amnesty Agreement with the DOJ and revoke our conditional acceptance into the DOJ's Corporate Leniency Program. On January 14, 2005 the District Court entered a judgment in our favor and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act, prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. The DOJ has appealed the District Court's order.

        SNTG remains in the EC's Immunity Program. In August 2004 the EC informed us that it had closed its investigation into possible collusive behavior in the intra-European barge industry.

        In February 2004 the Korea Fair Trade Commission ("KFTC") and the Canadian Competition Bureau each notified us that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. We are cooperating fully with the investigations. SNTG and its counsel have participated in two hearings before the KFTC, and we expect that the KFTC will make a determination about whether or not to assess any fine in the next several months. At the close of the hearings, the KFTC staff recommended a monetary sanction of Korean Won 470,000,000 (approximately U.S. $470,000 based on prevailing exchange rates) for the KFTC to deliberate about.

        On June 28, 2004, we received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the DOJ that we are committed to cooperating in this matter.

        Civil Litigation

        To date we are aware of 12 purported antitrust class actions filed against SNSA and SNTG for alleged violations of antitrust laws, four of which have been dismissed. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits typically seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. All of the antitrust class actions that were filed in federal court have been consolidated in a multi-district litigation ("MDL") pending in the U.S. District Court for the District of Connecticut. Additionally, the Dow Chemical Company, Huntsman Petrochemical Corporation, and Sasol Ltd. have filed antitrust claims against us in the Federal District Court for the District of Connecticut, which have been consolidated into the MDL proceeding. Separately, two antitrust/consumer protection purported class actions were filed in state courts by consumers. Finally, a bankrupt competitor, O.N.E. Shipping, has also filed a lawsuit alleging federal and state antitrust claims and seeking compensatory and punitive damages. This action has been consolidated in the MDL proceeding.

        In October 2004 the United States Court of Appeals for the Second Circuit issued a ruling in the lead class-action case brought by JLM Industries, Inc. requiring JLM to arbitrate all of its federal antitrust claims and related state claims against SNTG. We believe the Circuit Court's broad ruling requires all similarly situated plaintiffs to proceed in arbitration rather than in federal court. We are in discussions with plaintiffs regarding the scope and mechanics of the arbitration procedures.

        We are also the subject of an ongoing purported civil securities class action in the U.S. District Court for the District of Connecticut. The complaint appears to be based significantly on media reports about the DOJ and EC investigations described above. We have moved to dismiss the complaint in its entirety.

        Customer Outreach Matters

        We have actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support for us and some have expressed concerns. We have participated in business discussions and formal mediation with some customers to address any business concerns and avoid litigation. We have reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations typically in connection with contracts for transportation to be performed in the future. Although the impact of these agreements is difficult to assess until they are fully performed over time, and given the inherent uncertainty of the volume of future shipping business, at present we expect that they will not have a material negative impact on SNTG's earnings or cash flows. Based on our interaction with other significant customers, we expect to continue doing business with those customers on terms that reflect the market for our services.

        OFAC and Related Matters

        The U.S. Department of the Treasury's Office of Foreign Assets Control has investigated certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. SNTG has cooperated fully with OFAC and has implemented policies and procedures to comply with U.S. sanctions regulations. On April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC has not made any final determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. Based on a referral from OFAC, the U.S. Attorney's Office in Connecticut opened an investigation regarding whether or not our "trade with embargoed countries violated U.S. laws." We have cooperated fully with the U.S. Attorney's Office. The U.S. Attorney's office has informed us that it has closed its investigation into this matter.

        O'Brien Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002. The plaintiff in the O'Brien action, a former SNTG in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        The legal proceedings are described in more detail below under Item 8, "Financial Information—Legal Proceedings."

Increased Security Requirements

        Our ships and terminals were required to have security certification before July 1, 2004. This is a global IMO requirement, which is certified by the flag state for each ship and by the relevant authorities in the countries where the terminals are located. The U.S. authority responsible for implementation is the U.S. Coast Guard. The total cost of obtaining this certification for our fleet was approximately $2 million. This includes both technical installations and training. SNTG made the required changes to our ships and they were certified before the deadline. Our terminals have also been certified, although certain improvements are still ongoing. Certain ports and terminal facilities, including some to which we might ship, have not received their certification, which may cause delays in the future due to increased scrutiny of the shipment. Such delays can result in lost revenues. Currently, no material delays have been reported. We are seeking the inclusion of clauses in spot contracts and COA to mitigate our risk and share the exposure with our customers with respect to ports and terminals that did not receive the necessary certification. We have not always been able to amend currently existing contracts to include this clause.

Factors Affecting SSF and Our Investment in Marine Harvest

        SSF and its competitors in the aquaculture industry have, to varying degrees, experienced poor financial results during the last three years. Results, however, may differ greatly among regions due to a variety of factors. Subsequent to the closing of the Marine Harvest joint venture on April 29, 2005, SNSA accounts for its investment in Marine Harvest pursuant to the equity method of accounting. The amount that we record as our interest in the financial results of Marine Harvest will be affected by the same factors that are common to the aquaculture industry in general. In the near term, we anticipate that we will realize a return from interest income received on an approximately $65 million subordinated loan we have made to Marine Harvest. Over time we anticipate that we will realize further cash value from our investment in Marine Harvest in the form of dividends on our investment, a repayment of our subordinated loan, and/or a sale of some or all of our shares in Marine Harvest.

Supply and Demand Imbalances Impact Pricing

        A significant reason for to SSF's poor results in the last three fiscal years, as well as to those of our competitors generally, was the low market price of salmon, trout and coho in most markets. Pricing can vary greatly by region. Market prices are affected primarily by the level of supply and, as further discussed below, supply levels are affected by a number of factors, including diseases, other harmful natural conditions and the existence of barriers to free trade.

        According to a fish industry market consulting firm, the growth in worldwide supply of farmed Atlantic salmon has been estimated at 8.8%, 6.5% and 4.4% during 2002, 2003 and 2004, respectively.

However, as a result of low prices, many farmers supplying the European market showed signs of liquidity problems and, in some cases, became insolvent. During 2003, in Europe, the banks and feed companies that finance the industry started to become more restrictive with the financing they provided. We expected this to result in higher prices in the second half of 2004, when the reduced juvenile inputs in 2003 would first begin to be reflected in lower harvests. However, the fish, while fewer in number, grew larger than expected, and harvest volumes were maintained causing the market to remain sluggish. Salmon prices in Europe finally did rise in very late 2004, due to an improved supply/demand balance and generally remained stable in the first half of 2005. There is currently uncertainty in the EU market due to indications that the EU may implement different types of trade barriers, making predictions with respect to long-term market prices difficult.

        In contrast, in 2002 and early 2003 in the Americas region, disease and other natural conditions, reduced supply which led to improved pricing in 2003. In 2004, volumes began to recover, and prices slowly weakened during the year. Prices were weak the first half of 2005 due to an increase in supply from Chile and post-holiday seasonal pattern which typically results in fewer sales.

        In addition, the occurrence of an undersupply in one region cannot always be addressed by shipping fish from an area of oversupply. Salmon produced in Norway, for example, is not sold into the U.S. market in any substantial quantity because of trade barriers and therefore does not materially impact supply and demand imbalances in the U.S. market.

Diseases and Other Natural Conditions

        Disease is a significant risk element facing companies in the aquaculture industry. Some of the major diseases facing fish farmers are: infectious salmon anaemia ("ISA"), which is caused by a virus and transmitted by infected fish or dead organic material; furunculosis which is caused by a bacteria and is transmitted through water or direct contact, infectious pancreatic necrosis ("IPN"), which is caused by a virus and infectious hematopoeitic necrosis ("IHN"), which is caused by a virus that can be found in many farming sites. Additionally, the health and development of salmon is also threatened by very cold weather ("Superchill"), sea lice, algae blooms, jellyfish infestations and predators, all of which occur naturally. These diseases and other natural conditions may result in fish mortalities, the need to destroy fish, or the early harvest of the fish at sizes suboptimal for the market. In particular, we were affected by the following natural conditions in 2002 through 2004:

  •
  ISA in North America (on the East coast) in 2002, and in Norway and North America (on the East coast) in 2004;

  •
  IHN in North America (on the West coast) in 2002;

  •
  high mortalities in Chile in 2002 and 2003 as a result of disease and natural conditions;

  •
  presence of plankton and extended periods of low dissolved oxygen (dO), both of which are natural occurring phenomena in North America (on the west coast) in 2002 and 2003;

  •
  Superchill in North America (on the east coast) in 2003; and

  •
  a major outbreak of IPN in the UK in 2004.

        At the time of fish mortalities, we write off the costs of the inventory. A further financial impact of high mortalities, however, generally occurs up to 18 months following the mortalities, as that is typically when the fish that suffered the mortalities would have otherwise been harvested and sold. The mortalities from disease and other natural conditions that we suffered in North and South America in 2001 and 2002 reduced the available harvest in the Americas in 2003 when market prices for salmon experienced a significant recovery.

Barriers to Free Trade

        Aquaculture participants operate in highly regulated markets in which price levels and production volumes are closely monitored and at times significantly restricted. These restrictions have had a significant impact on our results and will have an impact on the results of, and the value of our investment in, Marine Harvest in the future. The following identifies significant regulatory requirements applicable to us that have acted as barriers to free trade.

        Norway and European Union

        In 1996, to avoid sanctions against Norwegian salmon farmers by the European Union, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the growth in supply of Norwegian farmed salmon and the amount of Norwegian farmed salmon available for sale in the EU market. The EU market is the most significant market for Norwegian producers. To avoid further threats of duties against Norwegian salmon, in July 1997, the Norwegian government reached an agreement with the EU for a five-year period to regulate supplies of Norwegian salmon into the EU market. The EU Agreement expired in 2003.

        The quotas and regulations imposed by the Norwegian government and the EU Agreement had an adverse effect on the cost structure of Norwegian producers, including SSF, by limiting the capacity utilization of Norwegian fish farms. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduces the negative impact of the feed quota regime. When the EU Agreement terminated in May 2003, salmon prices in Europe dropped significantly. By the end of 2003, prices, while still low had recovered somewhat. The Norwegian government has proposed new rules for regulating the Norwegian aquaculture industry. As of January 1, 2005 the Norwegian feed quota regulations were lifted. However, as a replacement of the feed quota regulations, the Norwegian government has set a limit on the amount of standing biomass that can be farmed at any one site.

        In 2004 a Scottish farmers' lobby initiated a campaign against Norwegian salmon sold into the EU. The EC in response, initially imposed a "safeguards" regime on February 6, 2005, pursuant to which imports of non-EU salmon were subject to a volume quota and had to be purchased at a minimum price by the customer. Volumes in excess of the quota or purchased below the minimum price were subject to a duty. The safeguards measures ended in April 2005 but were superseded by the measures described below.

        Also as a result of the campaign against Norwegian salmon sold into the EU, the EC in October 2004 started an anti-dumping investigation into imports of salmon originated in Norway. This culminated in April 2005, when the "safeguards" measures were ended, with the imposition of provisional anti-dumping duties on farmed salmon originating from Norway. The provisional measures are individual for each company exporting farmed salmon to the EU. A dumping duty of 13.9% was imposed on Stolt Sea Farm AS and this duty is applicable to all Stolt Sea Farm AS exports to the EU from April 27, 2005. The provisional measures will be valid for 6 months, and then they can be superseded by definitive measures, which can be valid for five years. SSF is in the process of contesting the provisional measures. Companies being contributed by Nutreco into the Marine Harvest joint venture, on the other hand, had a slightly higher provisional duty imposed on them. The dumping duty applies to a specific legal entity. The consequence of this system is that the new Marine Harvest joint venture company will have different dumping duties for different companies within the group. The difference in dumping duty might have ramifications for the planned amalgamation of legal entities inside the group and is one of the effects of the dumping duty that we are contesting before the EC. There are also initiatives by the EC as well as the Norwegian government in order to have another system for regulating the imports of farmed salmon into the EU.

        U.S.

        In 1991, the U.S. imposed a tax on gutted salmon from Norway. The tax rate is a 28.3% anti-dumping duty and a duty of 2.3%. The tax was reviewed and upheld in 1999. Each exporter may negotiate with the U.S. government concerning reduced taxes. We have not obtained such reduced taxes.

Environmental and Public Relations Issues

        The aquaculture industry has increasingly faced environmental and consumer image challenges regarding issues such as the effects of escaping farmed fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics which occasionally have to be given to farmed fish, synthetic versions of natural substances which are added to the feed which farmed salmon metabolize to give them a pink color, and the presence of chemical residues contained in farmed salmon and other animals and animals products (such as PCBs, dioxin and other residues). These environmental and consumer challenges are expected to increase in the future and could lead to litigation against us or Marine Harvest and more stringent government regulation of the aquaculture industry in general, each of which could require changes to fish farming practices and could involve additional costs.

        For instance, in 2003, a U.S. federal court ruled that SSF's operations in Maine violated the Clean Water Act for operating without a discharge permit. As a result, the court required SSF to pay a small fine and imposed operating restrictions which required, among other things, SSF to suspend farming on specified sites until 2006 and required SSF to cease farming all non-North American stock from its hatcheries, in order to allow the surrounding waters to decontaminate. As a result of these operating restrictions, SSF's new stockings in 2003 were reduced by approximately 200,000 fish and $468,000 of inventory was written off. In addition, SSF estimates that the court-mandated fallowing reduced new stockings in 2004 by approximately 900,000 fish.

Non-Salmon Species Have Not Offset Losses in Salmon Operations

        Over the past several years, our turbot operations have produced consistent profitable results generally with stable prices, costs and volumes. Our turbot operations, however, are still relatively small, accounting for $29.1 million of revenues in 2004. Our ranching of Southern bluefin tuna has also generally performed well since it was acquired in 2001, but Japan, which is the major market for such premium tuna, experienced sharp price erosion in 2003. Prices for bluefin tuna reached record levels in 2002, and this attracted sharply higher volumes of Northern bluefin and other premium tuna species to the market. This, in turn, caused an oversupply, major reduction in price levels and a build up in levels of inventory by sellers who hoped to avoid losses. The clearing of inventories into the market, and reduction in supply from Europe due to less favorable prices, is likely to take several years and so prices are not expected to recover substantially for some time. Additionally, sales of Southern bluefin tuna comprise a relatively small business for us, accounting for $15.8 million in revenue in 2004.

Inflation

        Our business transactions in high-inflation countries are almost entirely denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect our consolidated financial results.

Currency Fluctuations

        Our reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of our most significant businesses in SNTG. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $17.1 million, $25.6 million and $37.9 million for the years 2004, 2003 and 2002, respectively. These net translation adjustments are recorded in Accumulated Other Comprehensive Loss, net in the Consolidated Statements of Shareholders' Equity.

        SNSA's reporting currency, and the majority of SNTG's operating activities, are denominated in U.S. dollars.

        In SOSA, the majority of net operating expenses were denominated in the functional currency of the individual operating subsidiaries. The two functional currencies of the companies that comprise the Northern Europe and Canada region were the Norwegian kroner and the British pound, respectively. The U.S. dollar was the functional currency of the most significant subsidiaries within the other SOSA regions.

        In SSF, the functional currencies of significant subsidiaries included the U.S. dollar, the Norwegian kroner, the British pound, the euro and the Japanese yen.

        Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange and option contracts to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. Our currency exposure policy prescribes the range of allowable hedging activity. The changes in the fair value of the derivative instruments we use are offset by corresponding changes in the fair value of the underlying exposures being hedged. All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. We do not engage in foreign currency speculation. Further details are included in Note 27 to the Consolidated Financial Statements included in Item 18 of this Report.

Application of Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to: principles of consolidation, revenue and cost recognition; asset impairments; contingencies and litigation; and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

        We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements included in Item 18 of this Report. The policies described below and those contained in Note 2 to our Consolidated Financial Statements should be considered in reviewing our Consolidated Financial Statements, and Notes to Consolidated Financial Statements and this Item 5.

Principles of Consolidation

        Our consolidated financial statements include the accounts of all majority-owned subsidiaries, unless we are unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        As of November 30, 2003, and through February 13, 2004, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in consolidation of SOSA's financial statements in our consolidated balance sheet and statements of operations, net of minority interest. Through a series of transactions, our economic and voting interest in SOSA decreased to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. We have accounted for our interest in SOSA based on the equity method of accounting subsequent to deconsolidation. On January 13, 2005, we sold all of our remaining ownership interest in SOSA. As a result, we have reclassified our previously issued financial statements beginning with the first quarter of 2005 to reflect SOSA as discontinued operations.

        Subsequent to the closing on April 29, 2005, and the resulting merger of SSF and Nutreco operations into the Marine Harvest joint venture, SNSA accounts for its investment in Marine Harvest under the equity method of accounting. SNSA will retain, and continue to fully consolidate, the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia.

Revenue and Cost Recognition

Stolt-Nielsen Transportation Group

        For SNTG's parcel tanker operations, the operating results of voyages still in progress at the end of the reporting period are estimated and prorated over the period of the voyage. A voyage is comprised of one or more "voyage legs." SNTG estimates revenue and cost for each leg based on available actual information, current market parameters such as fuel cost and customer contract portfolios, and relevant historical data such as port costs. Revenue and cost estimates are updated continually through the voyage to account for changes in voyage patterns, when more current data is obtained, or when final revenue and cost data is known. The consolidated balance sheet reflects the portion of the results occurring after the end of the reporting period. As of November 30, 2004 and 2003, deferred revenues of $28.2 million and $24.1 million, respectively, are included in "Accrued voyage expenses" in our consolidated balance sheets.

        SNTG operates the Stolt Tankers Joint Service, a contractual arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep-sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Stolt Tankers Joint Service. The time charter expense is calculated based upon the combined operating revenue of the ships, which participate in the Stolt Tankers Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include time-charter expense to the other participants of $70.7 million, $66.9 million and $71.9 million for the years ended November 30, 2004, 2003 and 2002, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $44.6 million, $38.4 million and $40.5 million, respectively. As of November 30, 2004 and 2003, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $5.2 million and $3.6 million, respectively, and amounts payable to unaffiliated third party participants in the Joint Service were $2.9 million and $2.5 million, respectively. These amounts are included in "Other current liabilities" in the consolidated balance sheets as of November 30, 2004 and 2003, respectively.

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

        Revenues for terminal operations consist of rental income for the utilization of storage tanks by SNTG's customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

Stolt Offshore

        Substantially all of SOSA's projects were accounted for on the percentage-of-completion method, which is standard for SOSA's industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Provisions for anticipated losses are made in the period in which they become known. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period, when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, SOSA would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

        A major portion of SOSA's revenue was billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. Throughout 2003, SOSA had significant difficulty resolving these claims and variation orders, and a significant amount of judgment was required to assess collectability.

Stolt Sea Farm Holdings

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

Optimum Logistics and SeaSupplier

        OLL had, and SSL has, various types of fee income, including non-refundable subscription fees, transaction fees, and service fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets. Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, we followed SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, we determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. Under SFAS No. 121, if the projected undiscounted future cash flows were less than the carrying amount of the asset, the asset was deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Impairment of Investments in Non-consolidated Joint Ventures

        We review our investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. We consider whether there is an absence of an ability to recover the carrying value of the investment by reference to projected cash flows for the joint venture and various other factors. If the projected future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Recognition of Provisions for Legal Claims, Suits and Complaints

        In the ordinary course of our business, we are subject to various legal claims, suits and complaints. We, in consultation with internal and external advisers, provide for a contingent loss in the financial statements if we determine that the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies," as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 14, "Reasonable Estimation of the Amount of a Loss," if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will make a provision equal to the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against us are discussed in "Factors Affecting SNTG—Legal Proceedings" and Item 8. "Financial Information—Legal Proceedings."

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

        We believe that certain of our foreign subsidiaries may be subject to the UK Controlled Foreign Company ("CFC") provisions for the 2001 through 2004 tax years. The provisions require the affected subsidiaries recognize certain intercompany earnings in taxable income that would otherwise be deferred for UK tax purposes. As of November 30, 2004, we have accrued approximately $7 million associated with the CFC regulations. The CFC regulations are currently being challenged by a number of UK companies in the UK and European tax courts. Should the courts find those regulations to be invalid, this accrual will no longer be necessary and will be reversed.

Impact of Recent Accounting Standards

        In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment." This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (R) requires that compensation costs related to share based payment transactions be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instrument issued. Compensation costs will be recognized over the period in which an employee provides service in exchange for the award. SFAS No. 123 (R) is effective for us as of the beginning of the first fiscal quarter of 2006. We are continuing to account for stock-based compensation according to APB No. 25, and have disclosed the effects of SFAS No. 123 on reported income (loss) in Note 2 to our Consolidated Financial Statements, as included in Item 18 of this Report, under "Stock-Based Compensation." We are currently evaluating the impact that the adoption of SFAS No. 123 (R) will have on our results of operations. However, we believe that the adoption of SFAS No. 123 (R) will not have a materially different impact on our results of operations as compared to the effects noted in Note 2 to our Consolidated Financial Statements, included in Item 18 of this Report.

        In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for non-monetary exchange of similar productive assets, and replaces it with a general exception for exchange of non-monetary assets that do not have commercial substance. Under SFAS No. 153, a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. We plan to adopt SFAS No. 153 in fiscal 2005, and do not anticipate any material impact on our consolidated financial statements.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 supersedes FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. Amounts included in Note 23 to the Consolidated Financial Statements included in Item 18 of this Report for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost reflect amounts associated with the subsidy. We adopted FSP No. 106-2 in 2004, with no material impact on our consolidated financial statements.

Strategic Outlook

        The following outlook section provides a general framework for our strategic principles for fiscal year 2005.

Strategic Operational Priorities

Stolt-Nielsen Transportation Group

        SNTG's mission is to provide our customers with the best value in bulk liquid logistics, earn a fair return on the capital employed, and act ethically and responsibly toward our stakeholders around the world.

        Parcel Tankers

  •
  Becoming the best value provider. Our tanker division's strategy is to become the preferred supplier of parcel tanker services by delivering the most efficient service at the best value. We intend to achieve this through managing our cargo portfolio, with continued concentration on the highest earning cargo. We intend to optimize our ship scheduling in order to increase utilization and have our fleet perform at full capacity. We will continue to develop long-term relationships with our customers, in particular the producers of specialty chemicals. We will work closely with our customers to improve operations by reducing the time ships remain in port and reducing operational incidents. To improve efficiency and to reduce costs, we also intend to expand the interface between our parcel tanker and terminal business by consolidating the shipping calls of our parcel tankers in our terminals. We will continue to participate in the parcel tanker trade with a core fleet of owned and managed ships supported by chartered ships (bareboat, long-term and short-term charters). Over the next few years we intend to replace older ships. Over the longer term we intend to expand our fleet to at least meet the growth in demand.

        Tank Containers

  •
  Growing the business. Our primary strategy in the tank container business is to pursue attractive growth opportunities. We believe that the most significant growth opportunities are in emerging markets such as China, where we believe there is the best possibility to convert customers from using conventional drums to tank containers as the local demand and businesses grow. We intend to continue to expand our presence in South America, Eastern Europe, the Pacific Rim, China, India and the Middle East while maintaining profitability in Europe and North America in response to the needs of our customers in both the chemical and food grade markets. We also expect to further develop cleaning and maintenance facilities for tank containers and expand the number of tank containers dedicated to the transport of food grade cargo, such as edible oils and food additives, and wines and spirits. In addition, in order to meet the expected growth in demand, we intend to increase our fleet not only though the strategic purchasing of new tank containers but also through the leasing of tank containers and the repair of used tank containers.

        Terminals

  •
  Maximizing synergies between terminal and parcel tanker operations. Our terminal division intends to maximize synergies with our parcel tanker operations by providing scheduling and operational coordination. This collaboration with the parcel tanker division to maximize efficiency for our customers is central to the terminal division strategy. We believe that this strategy can be achieved while also operating the terminal business to maximize its own profitability on a stand-alone basis.

  •
  Expand capacity. There continues to be strong demand for storage at all of SNTG's wholly-owned storage terminals in Houston, Braithwaite, and Santos, and close to full utilization is anticipated for 2005. Our strategy is to expand our capacity in these terminals to meet continued demand. We also intend to search for opportunities to invest in other strategic locations in order to expand our network of services and maximize benefits from synergies obtained from the coordination of our storage terminals and parcel tanker operations.

Stolt Sea Farm and Marine Harvest

        Our strategy for our aquaculture business is primarily focused on maximizing the value of Marine Harvest. Marine Harvest's strategy is to have large clusters or groups of farms, which it believes will enable it to lower production costs, while simultaneously offering top quality products to its customers. Marine Harvest also intends to consolidate its processing operations into a few large plants. Marine Harvest has an extensive sales and marketing organization in all the major markets. Marine Harvest intends to maintain and expand this sales and marketing organization, to establish direct contact with its major customers and potential customers, with special emphasis on retail outlets, fish processors and the food service industry. Over time Marine Harvest expects to reduce the volume sold into the wholesale markets and through traders.

        Marine Harvest intends to play a leading role in product development, development of species other than salmon and in market development. As SSF and Marine Harvest produce different species, they do not compete directly with one another. Marine Harvest is well capitalized and has initial funding consisting of equity and shareholder loans. It is the intention that in the near future Marine Harvest will be financed independently of its shareholders.

Outlook for Fiscal Year 2005

Stolt-Nielsen Transportation Group

        Tanker revenue and income from operations increased in the first quarter 2005 and are expected to increase further in the remainder of 2005, as the market turnaround that began in the fourth quarter of 2003 continues. We expect COA rates to be at or rise above 2004 levels due to an increase of demand for parcel tankers outpacing available supply, with sustained demand from continued strong economic growth. We expect costs to remain relatively flat in 2005, although we anticipate cost pressures from continued high bunker fuel prices, a weak U.S. dollar and inflationary pressure from suppliers, as well as additional legal expenses due to antitrust investigations and legal proceedings.

        We expect to maintain our high tank container utilization of around 80% during 2005. We expect demand to remain strong in our main operating regions of Europe, Asia and North America and we expect that the tank container fleet size will be increased during 2005 as necessary to meet increased demand, either through strategic purchasing of new tank containers, leasing of tank containers or acquiring and repairing used tank containers. While there is a constant focus on improving margins, we expect to see upward pressure on operating expenses, particularly in the area of ocean freight and trucking services. We anticipate that the relative weakness in the U.S. dollar will also continue to negatively impact results, because most of our tank container revenues are earned in U.S. dollars while a significant portion of our costs are incurred in non-U.S. dollar currencies.

        There continues to be strong demand for storage at all of SNTG's wholly-owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2005. We expect to add additional capacity to the three owned facilities in 2005. The Phase III tank expansion project in Braithwaite, started in 2004, is expected to be completed in 2005 with little impact on marketable capacity until 2006. We expect to complete new construction started in our Santos and Houston facilities in mid-2005. Our joint venture terminal in Ulsan, South Korea will be increasing capacity by 10% in early 2005. Overall, we expect income from terminal operations will be higher in 2005 than in 2004.

Stolt Sea Farm and Marine Harvest

        Marine Harvest is currently completing the preparation of its balance sheet as of the inception date of the joint venture. If the fair value of our share of Marine Harvest is less than the amount of our carrying value, this may result in an impairment writedown of our interest in Marine Harvest. We anticipate that the second half of 2005 will be a challenging period for Marine Harvest as we expect restructuring costs to impact results but lay the groundwork for cost savings going forward. The unresolved trade dispute between the EC and Norway may significantly impact the worldwide trade and pricing of salmon, but its impact cannot be forecast at this time.

        For 2005, we expect SSF's turbot and Southern bluefin tuna volumes to be steady. The expansion in Spain with our new Vilano turbot farm will expand existing capacity by 35% but will not affect results until 2006. We also expect turbot prices to continue to be steady for the coming year and a continued weak market for Southern bluefin tuna due to a continued surplus of competing product. Sole is still a developmental specie and should not have a material impact on SSF's results over the next several years.

Results of Operations

        Presented below is a summary of our consolidated financial data for fiscal years 2004, 2003 and 2002:

	For the years ended November 30,
	2004	2003	2002
	(in millions, except per share data)
Operating Revenue	$1,955.7	$3,026.4	$2,908.1
Operating Expenses	1,640.8	2,938.2	2,640.1

Gross Profit	314.9	88.2	268.0
Equity in net income (loss) of non-consolidated joint ventures	26.2	(11.1)	14.0
Administrative and general expenses	(230.0)	(241.7)	(210.6)
Impairment of Stolt Offshore tangible fixed assets	—	(176.5)	—
Write-off of goodwill	—	(2.4)	(118.0)
Restructuring charges	(2.7)	(18.4)	(9.6)
Gain (loss) on disposal of assets, net	9.6	(1.4)	10.3
Other operating income (expense), net	5.6	(6.5)	(3.2)

Income (Loss) from Operations	123.6	(369.8)	(49.1)
Interest Expense, net	(81.0)	(92.8)	(93.1)
Foreign Currency Exchange Gain	6.0	13.4	1.2
Gain on Sales of Stolt Offshore common stock	24.9	—	—
Income Tax Provision	(13.8)	(15.3)	(18.0)
Minority Interest	7.6	148.5	56.2
Equity in Income of Stolt Offshore	9.4	—	—
Cumulative effect of a change in accounting principle	(1.8)	—	—

Net Income (Loss)	$74.9	$(316.0)	$(102.8)

Income (Loss) per Common Share
Basic	$1.21	$(5.75)	$(1.87)
Diluted	$1.19	$(5.75)	$(1.87)

Consolidated Results of Operations

        The following discussion summarizes our results of operations for 2004 compared to 2003, and 2003 compared to 2002. For additional information about our results of operations for our main businesses during these periods, please see "Business Segment Information" below.

Operating Revenue

        In 2004, we had consolidated operating revenue of $2.0 billion, compared to $3.0 billion in 2003 and $2.9 billion in 2002. Our consolidated operating revenue decreased by $1,070.7 million or 35.4% in 2004 compared to 2003, and increased by $118.3 million or 4.1% in 2003 compared to 2002.

        The operating revenue decrease in 2004 from 2003 resulted primarily from the deconsolidation of SOSA in the first quarter of 2004. The combined operating revenue of SNTG and SSF increased by $135.3 million reflecting a $138.1 million increase at SNTG, which was partially offset by a decrease of $2.7 million at SSF. The increase at SNTG was primarily due to the 11% increase in revenue from the tanker division, reflecting a stronger market which resulted in higher rates, increased cargo volumes, and higher utilization of SNTG's ships. SNTG's tank container division increased revenues by 17%, reflecting increased shipments across many regions, increased capacity and improved utilization. SNTG's terminal division increased revenues by 18%, primarily due to increased capacity at its three owned terminals. SSF's lower revenues were primarily due to reduced sales volumes in the Asia Pacific trading operation reflecting a deliberate cutback by management of sales volumes following the problems encountered in 2003, partially offset by increased salmon harvest volumes.

        Operating revenue in 2003 increased in all three of our major businesses. SNTG's increase in operating revenue in 2003 was largely attributable to the increase in revenue from the tank container division, reflecting an improvement in shipment volumes in 2003 due to increased demand in North America, Europe and Asia Pacific, and a larger fleet of tank containers. The increases in volume more than compensated for pricing pressures experienced in 2003. SNTG's tanker revenues improved due to increased volume of cargo shipped and strengthening of chemical spot market rates. SOSA contributed to the increase in operating revenue in 2003 as it worked through its high level of backlog. SSF also contributed to the increase due to an increase in salmon prices in the Americas region, which offset lower harvests and higher volumes in the European region, which compensated for a poor pricing environment. SSF's results also reflected a weak seafood trading operation in Asia.

Gross Profit

        We reported a gross profit of $314.9 million, $88.2 million and $268.0 million in 2004, 2003 and 2002, respectively. Our consolidated gross profit increased by $226.7 million in 2004 compared to 2003 and decreased by $179.8 million in 2003 compared to 2002. Gross margins in 2004, 2003 and 2002 were 16.1%, 2.9% and 9.2%, respectively.

        The increase in gross profit and gross margins in 2004 compared to 2003 was primarily due to improved operating performance at SNTG, the impact of the SOSA losses in 2003 which were absent in 2004 and the decreased loss at SSF. Combined gross profit at SNTG and SSF increased $109.2 million compared to 2003. SNTG's gross profit margin increased to 23% in 2004 from 20% in 2003 reflecting the revenue increases discussed above. These improvements were only partially offset by cost increases, particularly with respect to bunker fuel costs in the tanker division. SSF's gross profit margin improved to 4% in 2004 from (4%) in 2003 due to the recovery in the Asia Pacific region, increased pricing in the European markets during 2004 and improvements in the Americas region due to a combination of entering into longer term supply contracts with customers and improving efficiencies in production and distribution.

        The decrease in gross profit and gross margins during 2003 compared to 2002 was primarily attributable to the increase in operating expenses at SOSA on several major projects. It also reflected poor performance at SSF as a result of significant losses at SSF's Asia Pacific region. SNTG gross profit margin declined from 21% in 2002 to 20% in 2003, due to the inability to pass all cost increases, primarily related to bunker fuel and freight, back to customers and the increase in lease rental expense in 2002 and 2003 as a result of the parcel tanker sale/leaseback transactions. For SNTG in 2003, while 64% of our parcel tanker revenue was generated from COA, only 63% of this tanker revenue was earned under contracts that allowed SNTG to pass through higher bunker fuel costs to our customers. SSF gross margin declined to (4%) from a 2% gross profit margin in 2002, reflecting losses from what we believe to have been improper trading of seafood in SSF's Tokyo office, and high operating costs in the Americas.

Equity in Net Income (Loss) of Non-consolidated Joint Ventures

        Our equity in the net income (loss) of non-consolidated joint ventures was income of $26.2 million in 2004, compared to a loss of $11.1 million in 2003 and income of $14.0 million in 2002. The net income for 2004 includes a pre-tax gain of $10.9 million recognized in SNTG for its interest in the sale of an office building and improved results from SNTG, SOSA and SSF joint ventures in 2004. The net loss in 2003 was partially due to a provision of $7.5 million for impairment of SNTG's investment in the U.S. cabotage fleet joint venture, Stolt Marine Tankers LLC. In light of continued operating losses and diminished prospects, we sold our interest to our joint venture partner. The sale was completed subsequent to the 2003 year-end on December 19, 2003. The impairment charge was determined as a result of concluding this exit agreement shortly after year-end. In addition, our 2003 loss includes an impairment charge of $10.4 million on the investment in Dovechem in anticipation of its sale in December 2003. Further declines arose in 2003 from the SOSA joint ventures which included our portion of charges of $9.1 million relating to tangible fixed asset impairments, in particular a $6.6 million charge for NKT Flexibles.

Administrative and General Expenses

        Administrative and general expenses decreased to $230.0 million in 2004 from $241.7 million in 2003, after an increase in 2003 from $210.6 million in 2002. The decrease in 2004 was mainly due to the deconsolidation of SOSA, as the first quarter of 2004 included $29.4 million in costs related to SOSA as compared to $78.5 million for the full year of 2003. Excluding SOSA from our 2004 and 2003 results, administrative and general expenses increased $37.4 million compared to 2003. The increase in 2004 was mainly due to an increase of $15.4 million in financial restructuring costs related to our financial difficulties in 2004, additional legal costs of $4.6 million ($20.1 million in 2004 as compared to $15.5 million in 2003) associated with the antitrust investigations and related legal proceedings, an increase in bonus and incentive awards of $6.1 million at SNTG, due diligence costs related to our disposition of SSF to the Marine Harvest joint venture of $4.5 million, and increased overhead due to a weakening of the U.S. dollar. The increase in 2003 was mainly due to additional legal costs at SNTG of $15.5 million associated with the antitrust investigations and related legal proceedings. Additionally, the 2003 increase reflects costs incurred in connection with our financial restructuring, including that of SOSA, and increased reported overhead costs at SOSA and SSF due to the weakening U.S. dollar. The increased costs were partially offset by lower costs related to SSL and OLL, the latter of which was sold in April 2003.

        The administrative and general expenses as a percentage of operating revenue increased in 2004 to 11.8% from 8.0% in 2003 and 7.2% in 2002.

Impairment of Stolt Offshore Tangible Fixed Assets

        In accordance with SFAS No. 144, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in 2003, comprised of: (i) $44.2 million against the carrying amount of certain ships offered for sale; (ii) $55.7 million against the carrying amount of a separate trunkline business unit established in the fourth quarter of fiscal year 2003; (iii) $42.7 million to reduce to zero the carrying value of a system started in June 1995 for the design and fabrication of a high quality ship-mounted welding system; (iv) $28.8 million against the carrying amount of certain ships and other offshore equipment; and (v) $5.1 million to reduce to the expected sales price the carrying amount of certain equipment located at the Lobito fabrication yard on long-term lease to Sonamet, and which was sold to Sonamet after the end of 2003. For additional information on the asset impairment charges, please see Note 5 to the Consolidated Financial Statements included in Item 18 of this Report. There were no other tangible fixed asset impairment charges recorded in 2004 or 2002.

Write-off of Goodwill

        There was no goodwill written off in 2004.

        In 2003 we wrote off goodwill of $2.4 million. SSF performed annual impairment reviews in 2003 on its remaining goodwill. Consequently, we recorded an impairment charge of $1.3 million against goodwill with respect to SSF's operations in the east coast of Canada as a result of continuing poor results in that region. We recorded an additional write-down of goodwill of $0.8 million related to SSF's operations in Chile as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with our corporate investment in Midt-Finnmark Smolt AS, a SSF joint venture.

        We wrote off $118.0 million of goodwill in 2002. The largest portion of the goodwill that was written off in 2002 related to acquisitions made by SOSA. During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill recorded in connection with Ceanic, NKT Flexibles and PT Komaritim, resulting in a combined total of $106.4 million in goodwill impairment charges. During the year ended November 30, 2002, the continuing poor results obtained in salmon farming activities also led SSF to perform an impairment review of all goodwill related to operations acquired in such activities. As a result, we recorded impairment charges totaling $7.8 million against goodwill, of which $6.3 million related to the entire remaining goodwill on the acquisition of two subsidiaries in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S.

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

Restructuring Charges

        In 2004, we had total restructuring charges of $2.7 million at SNTG. In June 2004, SNTG announced a restructuring plan, which included the relocation of key operational and administrative functions from Houston, TX and Greenwich, CT to Rotterdam, The Netherlands. The charges of $2.7 million included $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs.

        In 2003, we had total restructuring charges of $18.4 million. SOSA recognized restructuring charges of $16.2 million related to the implementation of its new management team's plan for SOSA's financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. These costs reflected $13.2 million in personnel and redundancy costs to reduce the total workforce by 21% from its then existing level of 7,000. SOSA also incurred real estate costs of $2.7 million for lease rentals and leasehold improvement write-offs, and $0.3 million for professional fees in connection with asset disposals.

        SNTG's overhead reduction effort, announced in January 2002 resulted in costs incurred during 2003 of $2.2 million and 2002 of $9.6 million. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

        For additional information on the restructuring charges of SOSA and SNTG, please see Note 9 to the Consolidated Financial Statements included in Item 18 of this Report.

Net Gain (Loss) on Disposal of Assets

        In 2004, we had a net gain of $9.6 million related to the disposal of assets. SOSA recognized gains on sales of its assets during the first quarter of 2004 of $6.5 million, primarily due to the gain of $5.5 million recorded in connection with the sale of ROV drill-support business to Oceaneering

International, Inc., and SSF recognized a gain of $3.2 million in 2004 from the amortization of the deferred gain on the sale of certain Southern bluefin tuna quota rights.

        In 2003, we had a net loss of $1.4 million related to asset disposals. SNTG recorded a loss of $5.4 million on the sale of investments in the shares of two publicly traded companies in The Netherlands, Vopak and Univar. This loss was partially offset by a net gain of $4.4 million related to the sale of OLL's assets to Elemica, Inc. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were leased back by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, and $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

        In 2002, we had a net gain of $10.3 million related to asset disposals. In 2002, SOSA sold the assets of Big Inch Marine Systems, Inc. for a pretax gain of $8.0 million. SNTG also sold other assets with a net pretax gain of $2.3 million, including approximately $1.1 million primarily associated with the sale of an apartment in Singapore.

Other Operating Income (Expense)

        We had other operating income of $5.6 million in 2004, other operating expense of $6.5 million in 2003, and other operating expense of $3.2 million in 2002.

        The majority of our other operating income and expense in 2004, 2003, and 2002, related to an SSF fish stock mortality claim of $6.9 million that we submitted to insurers in 2002. The insurers challenged their obligations pursuant to the claim. Consequently, SSF reserved $1.6 million in 2002 as a provision for a potential claim reduction. In light of our failure to reach agreement with SSF's insurers in 2003, we recorded a reserve against the full amount of the claim in 2003 to reflect our best estimate on recoveries at the time. In 2004, we reached agreement with the insurers and recognized a recovery of $4.3 million on these claims.

        In 2004 and 2003, other operating income and expense was also negatively impacted by provisions totaling $0.8 million and $1.2 million, respectively, for closure and reorganization costs related to certain SSF businesses in North America.

Income (Loss) from Operations

        In 2004, we had income from operations of $123.6 million, compared to a loss of $369.8 million in 2003 and a loss of $49.1 million in 2002. The income from operations in 2004 was primarily attributable to SNTG reflecting a strengthening of its markets, higher spot rates at the tanker division and higher utilization at the tank container and terminal divisions partially offset by higher administrative and general expenses reflecting higher legal cost and incentive and bonus awards in 2004. In addition there were operating losses, although significantly lower than amounts reported in 2003, at both SSF and SOSA, as well as financial restructuring costs.

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

Net Interest Expense

        Net interest expense decreased to $81.0 million in 2004 from $92.8 million in 2003 and $93.1 million in 2002. The decrease in 2004 was mainly due to the deconsolidation of SOSA which significantly reduced our consolidated debt and related costs, as the first quarter of 2004 included $4.6 million in net interest costs related to SOSA as compared to $24.8 million for the full year of 2003. Excluding SOSA from 2004 and 2003, net interest expense increased by $8.4 million mainly in SNTG due to increased interest rates that resulted from the waivers we obtained to maintain compliance with our debt covenants, and the consolidation of 12 Ships Inc. in 2004. The decrease in 2003 reflected lower interest expense at SNTG due to the full-year impact in 2003 of the 12 parcel tanker sale/leaseback transaction and the additional sale-leasebacks of parcel tankers completed in 2003, which was partially offset by increases in interest expense for SOSA and SSF due to higher debt levels. The SNTG sale/leaseback transactions lowered interest expense in 2003 and 2002, but increased our lease rental payments that are included in operating expenses.

Foreign Currency Exchange Gain

        For 2004, we had a foreign currency exchange gain of $6.0 million, compared to a gain of $13.4 million in 2003 and a gain of $1.2 million in 2002. The primary cause of these currency exchange gains over the last three years have been revaluations of current loans between related companies with different functional currencies. The foreign exchange variation from year to year over the last three years is due to: (1) the amount of principal outstanding; (2) the currency movements during the year; (3) the redesignation in 2003 of certain long-term non-functional currency loans within SSF from long-term to current; and (4) the deconsolidation of SOSA results after February 2004.

        At the end of the third quarter of 2003, SSF redesignated certain long-term non-functional currency intercompany loans within SSF (which are eliminated in consolidation) from long-term and permanent in nature to repayable in due course. This change in designation required the loans to be revalued through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal year 2003, resulting in a $12.7 million foreign currency gain in 2003. The comparable gain for the full year of 2004 was $13.2 million.

        Stolt Sea Farm Holdings B.V. ("SSFHBV") manages the liquidity of the Sea Farm group and had made several loans to operating companies on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, related gains or losses on the loans were reported and accumulated in the same manner as translation adjustments when the financial statements of the entities were consolidated.

        Historically, SSFHBV's source of funds was loans from SNTG (Liberia). In 2003, SNSA suspended any further loans from SNTG (Liberia) to SSFHBV as waiver agreements with SNSA/SNTG (Liberia) creditors included restrictions on investments by SNTG (Liberia) to SSF companies. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans.

        In order for SSFHBV to increase liquidity of the SSF group of companies, the long-term loans were redesignated as current and were intended to be repaid in due course. At the end of the third quarter of 2003, SSFHBV formally notified Stolt Sea Farm A.S., Stolt Sea Farm Ltd. and Stolt Cocoon K.K. that their loans could no longer be regarded as permanent and were now to be repaid. Once management changed its policy and its intent on loan repayments, it was also necessary to prospectively recognize all such translation gains and losses going forward through the consolidated statement of operations.

Income Tax Provision

        The 2004 results included a tax provision of $13.8 million compared to $15.3 million in 2003 and $18.0 million in 2002. In 2004, the tax provision is primarily related to the $9.5 million SNTG and other tax provision, which is comprised mainly of a $4.3 million provision for the gain recognized on the sale of the Greenwich office building, provisions on income of the terminal and tank container divisions of $7.8 million partially offset by tax benefits recognized for the incentive and bonus awards and antitrust and other investigation related legal fees. In addition, there were also provisions of $2.4 million at SSF and $1.9 million at SOSA.

        In 2003, the tax provision was primarily related to a $15.6 million tax provision at SSF. SSF wrote-off $7.7 million of deferred tax assets in 2003 because a re-evaluation by management of the realizability of certain net operating loss carryforwards at SSF caused us to conclude that such tax assets would not be realized in light of SSF's history of losses. The remainder primarily related to taxes on income in certain regions that could not be offset by losses in other regions.

        SOSA recorded a tax provision in 2004 of $1.9 million, pertaining to its first quarter results of operations that are consolidated into SNSA. The SOSA tax benefit in 2003 is comprised primarily of a charge for revenue-based withholding taxes of $6.6 million and a deferred tax benefit of $7.3 million. SOSA has recognized deferred tax assets for net operating loss carryforwards ("NOLs") in Norway and the UK. While SOSA has NOLs in several other countries, it has recorded valuation allowances against the corresponding deferred tax assets in those instances where SOSA does not consider it more likely than not that future taxable profits to realize the corresponding tax benefit exist.

        The SNTG and other tax provision in 2003 declined by $8.8 million from the 2002 amount of $9.1 million, mainly due to tax benefits recognized in 2003 in connection with the legal fees and the write-off of our investment in Stolt Marine Tankers LLC.

        In 2002, the tax provision primarily related to an increase in the valuation allowance against our net deferred tax assets. This was offset, in part, by a release of certain deferred tax liabilities associated with the UK shipping companies of SOSA that have elected to join the UK tonnage tax regime.

        SOSA recorded a net tax charge of $8.2 million in 2002. The tax charge in 2002 included withholding taxes of $14.0 million imposed by tax authorities in certain countries. Additionally, in the NAMEX region, SOSA did not recognize a deferred tax asset for the losses incurred, and took a further $10.8 million valuation allowance against the deferred tax asset brought forward from 2001 because of the continuing losses in the region. SOSA also reviewed its position under the UK tonnage tax regime whereby taxable income is calculated by reference to the tonnage of the vessel, and released a further $21.3 million of deferred tax liability in respect of tax depreciation previously claimed by SOSA. This was partially offset by a valuation allowance against its net operating losses, primarily in the U.S., due to the uncertainty of SOSA's ability to generate sufficient future taxable earnings to realize the tax benefit of offsetting the prior operating loss carryforwards.

Minority Interest

        Minority interest was $7.6 million, $148.5 million and $56.2 million in 2004, 2003 and 2002, respectively. The decrease in 2004 compared to 2003 was mainly due to the deconsolidation and reduced losses of SOSA. The increase of $92.3 million in 2003 compared to 2002 was primarily due to the minority interest portion of the increased losses at SOSA partially offset by an increase in the minority share of net income of certain SOSA subsidiaries.

Equity in Income of Stolt Offshore

        Subsequent to the deconsolidation of SOSA at the end of the first quarter of 2004, we recorded our share of the income of SOSA on the equity basis of accounting amounting to income of $9.4 million for our share in SOSA's earnings of $23.6 million for the last nine months of 2004. In 2004, SOSA experienced a major improvement in its operational and financial performance as compared to recent years.

Cumulative Effect of Change in Accounting Principle

        The cumulative effect of a change in accounting principle of $1.8 million in 2004 was caused by our implementation of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") and a revision of the interpretation ("FIN 46R"). FIN 46 and FIN 46R required us to consolidate 12 Ships Inc. into our 2004 financial statements. It had been created to purchase 12 parcel tankers from us and to lease them back to us in an off-balance sheet financing arrangement. See further disclosure in Note 19, "Variable Interest Entities" in our Notes to Consolidated Financial Statements as included in Item 18 of this Report.

Net Income (Loss)

        As a result of the various factors described above, we reported a net income of $74.9 million or $1.19 per diluted share in 2004, as compared to a loss of $316.0 million or $5.75 per share in 2003 and a loss of $102.8 million or $1.87 per share in 2002.

Business Segment Information

        We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries, which SNSA, either directly or indirectly, controls.

        In addition to reporting on a consolidated basis, we have two reportable segments from which we derive revenues: SNTG and SSF. Until the period ending February 29, 2004, SOSA was also a reportable segment.

        The "Corporate and Other" category includes corporate-related expenses, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments. The reportable segments reflect our internal organization and are strategic businesses that offer different products and services.

Operating Revenue by Business Segment

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Operating Revenue
Stolt-Nielsen Transportation Group
Tankers	$845.6	$762.1	$747.2
Tank Containers	297.5	254.7	227.6
Terminals	75.6	63.9	58.5

Total	1,218.7	1,080.7	1,033.3
Stolt Offshore	276.4	1,482.3	1,437.5
Stolt Sea Farm	459.1	461.8	435.7
Corporate and Other	1.5	1.6	1.6

Total	$1,955.7	$3,026.4	$2,908.1

Gross Profit (Loss) by Business Segment

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Gross Profit (Loss)
Stolt-Nielsen Transportation Group
Tankers	$202.2	$146.5	$151.2
Tank Containers	51.3	45.8	43.8
Terminals	30.2	22.7	20.9

Total	283.7	215.0	215.9
Stolt Offshore	9.3	(108.3)	42.5
Stolt Sea Farm	20.4	(20.1)	8.0
Corporate and Other	1.5	1.6	1.6

Total	$314.9	$88.2	$268.0

Income (Loss) from Operations by Business Segment

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Income (Loss) from Operations
Stolt-Nielsen Transportation Group
Tankers	$118.8	$63.2	$83.2
Tank Containers	17.8	18.3	18.7
Terminals	24.2	7.3	18.9
Corporate	10.0	(5.4)	—

Total	170.8	83.4	120.8
Stolt Offshore	(11.0)	(380.5)	(123.6)
Stolt Sea Farm	(4.9)	(63.7)	(27.8)
Corporate and Other	(31.3)	(9.0)	(18.5)

Total	$123.6	$(369.8)	$(49.1)

Results of Operations by Business Segment

Stolt-Nielsen Transportation Group

        Tankers

        As of November 30, 2004, SNTG owned and/or operated 132 ships, representing 2.26 million dwt. Of this total, 70 ships participated in the Stolt Tankers Joint Service, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep-sea, inter-continental market. The 70 ships included in SNTG's owned and/or operated fleet include 13 ships that are owned by parties other than SNTG and ten ships that SNTG time-charters from third parties. Seven of the ships, which operate in the Joint Service are owned by NYK Stolt Tankers, S.A., a joint venture in which SNTG has a 50% interest. The ships that are not in the Joint Service provide regional services. The composition of the fleet at November 30, 2004 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2004
Joint Service:
Stolt-Nielsen Transportation Group Limited	47	1.54	82.4
NYK Stolt Tanker S.A.	7	0.17	11.5
Bibby Pool Partner Limited	4	0.06	4.3
Unicorn Lines (Pty) Limited	2	0.03	1.8

	60	1.80	100.0
Time-chartered ships	10	0.20

Total Joint Service	70	2.00
Ships in regional services	62	0.26

Total	132	2.26

        For the ships that SNTG time charters from the Stolt Tankers Joint Service participants, the time charter operating expense is defined in the Stolt Tankers Joint Service agreement as the combined operating revenue of the ships, which participate in the Stolt Tankers Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. Stolt Tankers Joint Service earnings are distributed proportionately to each participant according to a formula, which takes into account each ship's cargo capacity, number of operating days during the period and an earnings factor.

        In our results of operations, SNTG tanker revenues include 100% of the operating revenue of the Stolt Tankers Joint Service, and tanker operating expenses include all voyage costs associated with the participating ships, as well as time charter expenses to the other participants in the Joint Service. SNTG operating expenses include time charter expenses to minority participants in the Stolt Tankers Joint Service for 2004, 2003, and 2002 were $70.7 million, $66.9 million and $71.9 million, respectively, and include amounts distributed to non-consolidated joint ventures in 2004, 2003 and 2002 of $44.6 million, $38.4 million and $40.5 million, respectively. After factoring in such costs and distributions associated with other participants in the Stolt Tankers Joint Service, SNTG received approximately 82%, 80%, and 80% of the net earnings of the Stolt Tankers Joint Service in 2004, 2003, and 2002, respectively.

          Operating Revenue

        SNTG tanker operating revenue in 2004 increased 11% to $845.6 million from $762.1 million in 2003, which was a 2% increase from $747.2 million in 2002. The increase in operating revenue reflects a strengthening of the market which resulted in higher spot and COA rates and an increase in cargo shipped. Cargo carried, excluding non-consolidated joint ventures, in 2004 was 24.1 million tons, an increase of 5% from 23.0 million tons in 2003, which was an increase of 3% from 22.4 million tons in 2002. The 2004 volume increase reflects increased capacity and more efficient utilization of SNTG's ships as a result of the strong market. The average fleet size increased slightly by 1% from 2.16 million dwt in 2003 to 2.17 million dwt in 2004. SNTG's fleet in 2003 decreased 7% from an average of 2.32 million dwt in 2002. The change in operating revenue in 2003 compared to 2002 was primarily due to changes in volume of cargo shipped and the strengthening, in 2003, of chemical spot rates.

          Gross Profit

        SNTG's tanker operations had gross profit of $202.2 million, $146.5 million, and $151.2 million in 2004, 2003, and 2002, respectively, and gross margins of 23.9%, 19.2%, and 20.2%, in 2004, 2003 and 2002, respectively. The increase in gross profit from 2003 to 2004 is primarily due to the strengthening of the market as explained above, partially offset by increased bunker fuel costs. The decrease in gross profit in 2003 reflected increased expenses that outpaced the increase in operating revenue. SNTG tanker operations had operating expenses in 2004 of $643.5 million compared to $615.6 million in 2003 and $596.0 million in 2002. The increase in operating expenses in 2004 and 2003 was primarily due to increases in the price of bunker fuel. In 2004, bunker fuel for SNTG's tanker operations constituted approximately 21% of the total operating expenses for tankers, an increase from 2003 and 2002 when bunker fuel was 20% and 17% of total operating expenses, respectively. The average price of bunker fuel purchased by SNTG during 2004 was approximately $187 per ton. This compares to the average bunker fuel price for 2003 of approximately $175 per ton and $144 per ton in 2002. SNTG attempts to pass fuel price fluctuations through to our customers under COA, typically one year in duration. In 2004, 67% of tanker revenue was under COA with the remaining 33% derived from voyages based on spot rates. The percentage of revenue from COA was 64% in 2003 and 67% in 2002. During 2004, approximately 61% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices. In addition, the increase in expenses was caused by the weakening of the U.S. dollar as substantially all tanker revenue is collected in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and dry docking charges are incurred in non-U.S. dollar currencies. Therefore, in 2004 and 2003 when the value of the U.S. dollar declined, tanker margins were adversely impacted. The consolidation in 2004 of the financial results of 12 Ships, Inc., an entity that purchased 12 parcel tankers from SNTG in 2002, resulted in a decrease of operating expenses of $6.3 million. The consolidation was required to comply with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This was offset by the full year effect of an August 2003 sale/leaseback transaction of three parcel tankers. In 2003, expenses also increased due, in part, to the full-year impact of the sale/leaseback of the 12 parcel tankers in 2002 and the August 2003 sale/leaseback transaction.

        An important measure of performance in many shipping companies, including SNTG, is the sailed-in rate per ship per day. The sailed-in rate may be calculated for a single ship or for a fleet of ships and SNTG calculates this as operating revenue, less voyage expenses, which are expenses that may vary depending on the ship or fleet's voyage pattern. The most significant voyage expenses include bunker fuel, port charges, marketing overhead, commissions paid to brokers, and expenses associated with subletting excess cargo to other shipping companies. The sailed-in rate is measured before any costs associated with the owning and management of the ships. Owning and management costs generally do not vary depending on the voyage pattern and include crew costs, maintenance and repairs, insurance, depreciation and interest expense. As such, within many shipping companies, including SNTG, the sailed-in rate is considered an important market measurement, which encompasses rates or prices, volumes, and utilization of how the ship and/or fleet is deployed. As part of our quarterly earnings release, we publish the Sailed-In Time-Charter Index for the Joint Service. The

Sailed-In Time-Charter Index for the Joint Service is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the sailed-in rate per day for the fleet at the time. During the period of 1990 to 2004, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.10 over this period. The average Sailed-In Time-Charter Index for 2004, 2003 and 2002 was 1.17, 1.03 and 1.07, respectively. For 2004 the Sailed-In Time-Charter Index increased approximately 14% from 2003, after decreasing 4% in 2003 from 2002. Based on the configuration of the Joint Service as of April 30, 2005, we expect that a 5% change in Sailed-In Time Charter Index from the average 2004 figure of 1.17 would result in an effect on SNTG's gross profit of approximately $15 to $16 million. As Sailed-In Index is a measurement for the Joint Service only, this sensitivity excludes any impact of changes in sailed-in rates for our regional fleets, which may or may not move in tandem with sailed-in rates for the Joint Service.

        Ship owning costs associated with SNTG's ships comprised 19%, 21% and 22% of operating expenses in 2004, 2003 and 2002, respectively and decreased by 3% from 2003, after increasing 2% in 2003 from 2002. The variance in ship owning costs between the years was a result of the change in fleet composition and improved purchasing practices, offset by a weakening U.S. dollar and higher insurance expenses.

  Tank Containers

          Operating Revenue

        Operating revenue in 2004 was $297.5 million, a 17% increase from $254.7 million in 2003, which was a 12% increase from $227.6 million in 2002. The improvement in 2004 and 2003 was attributable to increased demand in our major markets of North America and Europe and further growth within Asia Pacific. Increased sales and marketing initiatives led to growth in our food grade business formed in 2002 and in growing markets such as Eastern Europe, China, the Middle East and India. With the growth in the markets, there has been an increase in volume of our container shipments in 2004 and 2003. In 2004 we had 84,262 container shipments, an increase of 13% from the 74,615 container shipments moved in 2003, which was a 12% increase in shipments of 66,330 in 2002. The increases were primarily due to increased shipments in North America, Europe and Intra-Asia in 2004 and 2003 as compared to 2002 though increases from North America in 2004 were curtailed somewhat due to the lack of available tank containers. In addition to the increased activities, there was also increased pricing reflecting higher freight costs and other operational expenses in most areas.

        SNTG was able to meet the growth in demand by increasing the number of tank containers in our fleet while improving the fleet's overall utilization to 80% in 2004 as compared with 79% in 2003 and 77% in 2002. The continued improvement in 2004 was the result of improved global demand for tank containers and enhancements to the fleet optimization and forecasting software implemented in 2003. As of November 30, 2004, SNTG owned or operated a fleet of 17,153 tank containers, a 7% increase from the 15,999 tank containers owned or operated at the end of 2003 which was a 7% increase from the 14,955 tank containers owned or operated at the end of 2002. SNTG increased the number of tank containers in 2004 by leasing additional tank containers to meet the increase in overall demand.

          Gross Profit

        SNTG's tank container operation had gross profit of $51.3 million, $45.8 million and $43.8 million in 2004, 2003 and 2002, respectively, and gross margins of 17%, 18% and 19% in 2004, 2003 and 2002, respectively. Margins have decreased slightly in the past two years due to increased costs and pricing pressure in our markets from Asia and South America, higher freight costs and increased movement of empty tank containers to meet the increased demand in our major markets in North America, Europe and within Asia Pacific. These factors were only partially offset by increased shipments, as well as the resulting improvements in utilization of our tank containers. Margins improved in both the third and fourth quarter of 2004 as compared to the first half of the year. This was primarily a result of pricing.

        SNTG's tank container operating expenses in 2004 were $246.2 million compared to $208.9 million in 2003 and $183.8 million in 2002. The increase in operating expenses in 2004 was primarily due to an increase in the freight and associated costs to move loaded tank containers resulting from the increased number of shipments, an increase in tank container rental costs resulting from the increased number of tanks operated and an increase in the costs resulting from a greater number of tank containers required to be repositioned during the year. Furthermore, additional operating expenses were incurred due to rising fuel expenses and the decline in the value of the U.S. dollar against most global currencies.

        Offsetting some of the increases in operating expenses was the continued reduction in the average leasing cost for tanks for 2004, which was 6% lower than 2003 due to a reduction in the rates on both long-term and short-term leases. The average leasing cost for 2003 was 1% lower than 2002 due to a change in the mix of long-term and short-term leases.

  Terminals

          Operating Revenue

        Operating revenue in 2004 was $75.6 million, an increase of $11.7 million or 18%, from $63.9 million in 2003, which in turn was an increase of $5.4 million or 9% from $58.5 million in 2002. SNTG is focused on expanding the terminals in key locations such as Houston, Texas, Braithwaite, Louisiana, Santos, Brazil and the joint venture terminal in Ulsan, South Korea to maximize the synergy between SNTG's parcel tankers and the terminals. The expansions in the three owned terminals account for $6.8 million or 58% of the revenue increase in 2004 as compared to 2003, with the remaining 42% of the increase primarily a result of a 146% increase in the amount of liquids delivered to and distributed from our terminals in Santos, arising from an exceptionally strong ethanol market in Brazil. Additional expansions in Houston and Braithwaite were completed toward the end of 2004, but the full year effect on operating revenues of the additional storage capacity of approximately 0.55 million barrels (87,000 cubic meters) will only be reflected in the operating results in 2005.

        Total storage capacity of our wholly-owned facilities at the end of 2004 was 4.1 million barrels (634,634 cubic meters) as compared to 4.0 million barrels (630,700 cubic meters) and 3.0 million barrels (537,700 cubic meters) at the end of 2003 and 2002, respectively. Average capacity utilization was 98% in 2004, 97% in 2003, and 97% in 2002. The higher average capacity utilization in 2004 as compared to 2003 was mainly due to increased activity at the Santos terminal.

          Gross Profit

        Gross profit of SNTG's terminal operations was $30.2 million, $22.7 million and $20.9 million in 2004, 2003, and 2002, respectively. Gross margins were 40%, 36%, and 36% for 2004, 2003 and 2002, respectively. The improvement of gross profit from 2003 to 2004 was primarily a result of improved margins and expansions at the Braithwaite and Santos terminals.

        Operating expenses in 2004 were $45.4 million, an increase of $4.2 million, from $41.2 million in 2003, which in turn was an increase of $3.6 million from $37.6 million in 2002. The increase in operating expenses in 2004 and 2003 was primarily due to the impact of full year operations at the expanded Braithwaite and Santos terminals and increased salary and wages, employee benefit programs, utility costs and wastewater treatment costs at the Houston terminal. Gross margins improved in 2004 due to improved margins for the Braithwaite and Santos terminals offsetting a decline in the margin for the Houston terminal. The margins at the Braithwaite and Santos terminals increased as a result of increased capacity utilization and higher customer activity levels while in the Houston terminal revenues remained relatively constant and expenses increased due to higher utility, environmental, maintenance and insurance costs.

Stolt Offshore

        Summary of SOSA's major projects for the first fiscal quarter of 2004 and fiscal years 2003 and 2002:

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

  Operating Revenue

        Operating revenue for the first quarter of 2004 was $276.4 million.

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

  Gross Profit (Loss)

        In the first quarter of 2004, SOSA reported a gross profit of $9.3 million.

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

        The gross profit for 2002 was $42.5 million. This degradation in trading performance was due to loss-making turnkey projects, mainly the OGGS and Burullus projects in the AFMED region. In 2002, the gross profit in the NEC region included an adverse variance attributable to the Conoco CMS 3 project. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, leading to significant increases in the duration of work and associated expenditures. In the NAMEX region, there were improved results in 2002 on subsea construction projects. The deterioration in the AME region was attributable to a drop in market conditions for construction and drill support ROVs. Corporate gross profit was lower because revenue earned by certain ships and equipment did not cover fixed costs.

Stolt Sea Farm

  Operating Revenue

        Operating revenue in 2004 decreased by 0.6% to $459.1 million as compared to $461.8 million in 2003, which was a 6% increase from $435.7 million in 2002. The slight change in operating revenue in 2004 resulted mainly from increased salmon harvest volumes, more than offset by reduced sales volumes in the Asia Pacific seafood trading operation. In the Americas region, the salmon volume increase primarily was in Chile, where we began to benefit from capacity increases that have been underway since the acquisition of Eicosal in 2001. The time that must elapse between the decision to expand operations and the time fish are harvested, sold and invoiced exceeds two years in duration. In Europe, salmon harvest volumes were higher in both the UK and Norway. In the UK, volumes have increased in recent years as we have invested in the business to increase capacity and therefore the number of fish we can farm, as well as improved operations and management. In Norway, volumes were higher only due to timing effects, whereby for operational reasons fish intended for harvest in 2005 were harvested earlier in 2004. In Asia Pacific, management deliberately cut back the volume of product traded, and the volume of inventory purchased and held for sale, following the bad results in the region in 2003.

        The increase in operating revenue in 2003 was a result of a combination of factors with offsetting effects. In the Americas region, overall volumes harvested in 2003 were lower on the west coast of Canada than in 2002 due to shortages of fish. The shortages resulted from extraordinary mortalities in earlier years caused by viral and parasitic infections. Additionally, there were shortages in Chile due to poor growing conditions for the fish in the early part of the 2003 and disease. However, fish prices in the Americas increased from 2002 to 2003, due to a reduction in industry supply from Canada and zero growth from Chile in the first half of the year, so that overall operating revenue in the Americas region increased. In Europe, harvested volumes increased generally in Norway and the UK due to the recovery from extraordinary fish mortalities in 2001 that adversely affected harvested volumes in 2002. The increase in harvested volumes in Europe, partially driven by the lifting of EU restrictions, reflected better use of existing assets, better growing conditions, and changes in the harvest planning and husbandry practices, which resulted in more biomass of fish being available for harvest. Although a generally weak pricing environment persisted, particularly for salmon produced in Norway, in 2003, operating revenue increased, with an increase in harvested volumes. Volumes and prices in the Iberia region were steady from 2002 to 2003, but the Euro strengthened so the results reported in U.S. dollars were higher and resulted in an 18% increase in operating revenue in this region. In the Asia Pacific region, volumes overall in 2003 decreased mainly due to reduced sales volumes in Japan where we deliberately cut back our trading business as a result of operational and liquidity issues, and poor prices for the bulk frozen trout and coho businesses. The price of Southern bluefin tuna also decreased in 2003 from 2002. Overall, SSF operating revenue in Asia Pacific decreased by 8% in 2003 from 2002.

        The total volume of Atlantic salmon, salmon trout and coho sold, in gutted whole fish equivalent metric tons, assuming an average 60% yield on processed products sold and excluding volumes sold inter-company into Asia Pacific, was 85,000 metric tons in 2004, 97,800 metric tons in 2003 and 93,700 metric tons in 2002. Of the metric tons sold, 74,500 metric tons, 61,300 metric tons, and 59,600 metric tons, in 2004, 2003 and 2002, respectively, was from SSF's own production, the remainder being sourced from other producers. The reduction in volume sold overall in 2004 reflects the strategy in Asia to cut down on external volumes sourced and sold in the Asia market, following heavy losses in 2003. The increase in volume of SSF's own production in 2004 mainly reflects the planned increase in our Chilean production as described above, together with the abnormally high Norway harvests due to timing effects for operational reasons. The increase in volume of SSF's own production in 2003 mainly reflects the increases in harvests in Europe, as described above.

  Gross Profit (Loss)

        SSF had a gross profit of $20.4 million in 2004, a gross loss of $20.1 million in 2003, and a gross profit of $8.0 million in 2002. Gross margins were 4% in 2004, (4%) in 2003 and 2% in 2002.

        The gross profit in 2004 reflects a recovery in our Asia Pacific operation after the significant losses that occurred in 2003. As described further below, the results of SSF's operations in Japan in 2003 were very poor due to the heavy losses on trading fish and the write down of inventories at the end of the year to reflect weak markets. Results in Europe were also significantly improved, largely due to improved pricing in European markets during 2004. In the Americas region, gross profit showed a moderate increase. Although pricing was generally lower in 2004 than 2003, we were able to improve our profitability by entering into longer term supply contracts with customers in 2003 before prices fell and by producing and distributing our products to such customers more efficiently. We were also more successful in avoiding the regional imbalances of supply and demand which in the previous year had caused cost inefficiencies at certain times.

        The gross loss incurred in 2003 primarily reflected a very large adverse swing in Asia Pacific, mainly due to poor market conditions for trout, coho, and bluefin tuna in Japan as well as trading activities and other transactions in Japan that we believe were improper and unauthorized.

        In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and, consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions, which had the effect of diverting funds from SSF for his direct or indirect benefit. We have replaced key personnel in this region to address these problems. In addition, selling prices for our own ranched bluefin tuna declined by approximately 20% in 2003. This impacted our 2003 production and also decreased the return on 2002 inventories that we sold into the declining price environment. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003.

        Partly offsetting the reduction in gross profit in Asia Pacific was a substantial improvement in the Americas region in 2003. Although volumes overall were approximately 10% lower in 2003 than in 2002, market prices were significantly higher as a result of lower industry harvests in Canada and no industry growth in Chile in the first half of 2003. Additionally, farming production costs were lower on the east coast of Canada due to improved farming management practices, although this was partially offset by higher marketing and distribution costs as a result of our efforts to fulfill contractual obligations despite the regional imbalances of production. In Europe, margins were better in 2003 compared to 2002, despite mostly lower selling prices in 2003, due to better management of the European marketing function, the lifting of the EU Agreement's minimum import prices and a better product mix than in 2002. Partially offsetting this were lower of cost or market provisions SSF made to selected inventories in the Americas and UK, and its halibut operations totaling $1.8 million in 2003, primarily due to low market prices for these specific products.

Corporate and Other

  SeaSupplier and Optimum Logistics

        SSL recognized revenues of $0.9 million in 2004 compared to $1.0 million in 2003 and $0.6 million in 2002. SSL lowered operating costs to $3.1 million in 2004 from $5.4 million in 2003 and $6.9 million in 2002 by reducing headcount by 40% and more efficiently managing information technology development and sales efforts.

        In April 2003, we completed the sale of substantially all of the assets of OLL to Elemica, Inc., the leading chemical industry consortium. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. Based on the terms of the sale, we realized a net gain in 2003 of $4.4 million, included in "Gain (loss) on disposal of assets, net" in the consolidated statement of operations. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. Through the time of sale, OLL's 2003 revenues were $0.6 million and costs were $3.4 million compared to $1.0 million and $9.5 million for a comparable period in 2002.

Liquidity and Capital Resources

Principal Sources of Liquidity

        During 2004, 2003 and 2002 we met our cash needs through a combination of (i) cash generated from operations, (ii) borrowings from commercial banks, (iii) financing through sale/leasebacks of assets, (iv) asset sales, (v) the sale of common stock and exercise of share options, and (vi) the sale of some of our shares in SOSA.

        SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing for the tanker business usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage. SOSA required working capital, as expenditures were often incurred on an ongoing basis throughout a project while customers are typically billed only when a specified level of progress was achieved. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

        For 2004, the operating cash flow was a significant source of liquidity. In 2004, we generated cash from operations of $185.8 million. This compares with $81.5 million and $136.6 million for 2003 and 2002, respectively. The movements between years are mainly due to the relative operational performances as described in earlier paragraphs and working capital requirements primarily for SOSA and SSF in those years.

        From the beginning of 2000 to November 30, 2003, through SNTG (Liberia) and other subsidiaries (including SNTG), we had provided new debt and equity funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities as well as the use of our credit facilities.

        As a result of our substantial investment in SOSA, SSF, OLL and SSL combined with operating losses and asset write-downs in SOSA and SSF and scheduled debt repayment in the second half of 2003 we had limited liquidity and were in potential breach of certain financial covenants with our lenders.

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

        In November 2003, we had $180 million maturing under a revolving credit facility with a bank syndicate led by DnB NOR Bank, sufficient cash and credit facilities were not available to repay the maturing $180 million facility. The waiver agreements with the bank syndicate providing the $180 million revolving credit facility included repayment extensions to provide time for us to replace this revolving credit facility. As a result of waivers from our creditors, at November 30, 2003, we were in compliance with the provisions of our financing agreements.

        On December 27, 2003, we announced that we had received further waivers providing for covenant relief through May 21, 2004 subject to certain conditions.

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

        On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium of banks led by Deutsche Bank AG. The facility was used to repay the $180 million revolving credit facility. The interest rate paid on the new facility ranges from LIBOR+1.5% to LIBOR+1.9%.

        On August 13, 2004, Stolthaven Houston Inc. and Stolthaven New Orleans LLC entered into a $150 million credit facility arranged by a consortium of banks led by DnB NOR Bank ASA. The facility is used to meet the working capital requirements of Stolthaven and other SNTG companies. The interest rate ranges from LIBOR + 1.375% to LIBOR + 1.875%.

        On November 8, 2004, all the security and guarantee and indemnity obligations that were granted by SNSA to the banks providing a bonding facility to SOSA were released irrevocably and unconditionally.

        On November 28, 2004, the SNSA $50 million committed liquidity line provided to SOSA for working capital and other corporate purposes terminated in accordance with the terms of the agreement.

        Ship and tank container assets are an important source of liquidity as these assets are used to secure debt or can be sold and leased back. As of November 30, 2004, SNTG directly owned 68 ships having a total net book value of $1,110 million. Of the 68 total ships, 24 of the mostly smaller ships with a total net book value of $79 million were unencumbered while 44 ships with a total net book value of $1,031 million were securing total credit facilities of $713.5 million of which $603.5 million was outstanding. As of November 30, 2004, SNTG also owned 4,483 unencumbered tank containers (out of 17,153 tank containers operated), having a total net book value of $39.8 million.

Financial Problems at SOSA

        Significant operational and financial difficulties at SOSA contributed to its 2003 consolidated loss. For the fiscal year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several projects and impairment charges totaling $176.5 million against the carrying value of a number of ships, barges, mobile assets and onshore equipment. SOSA reported a net loss of $151.9 million in 2002, also due to unanticipated operational difficulties related to a number of major projects. These losses made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its existing credit facility agreements to avoid defaults with respect to the financial covenants contained in those facilities.

        While SOSA was engaged in discussions with its primary creditors to amend the financial covenants in its existing credit facility agreements, it also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. These measures included borrowing to SOSA's maximum availability under its existing credit facility agreements and closing its positive value positions under foreign exchange contracts. To assist SOSA in obtaining bank waivers, in December 2002, we agreed to make a $50 million SNSA liquidity line available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA.

        In fiscal year 2004, SOSA took a number of actions to address its financial situation. On February 19, 2004, SOSA issued and sold 45.5 million common shares in a private placement that raised gross proceeds of $100.7 million. On April 20, 2004, SNTG converted the subordinated note that it made to SOSA into SOSA equity and on May 28, 2004, SOSA completed an equity offering which generated approximately $65.2 million in gross proceeds. These transactions have provided a $215.9 million increase in SOSA's shareholders' equity before deduction of expenses.

        In February 2004, SOSA entered into a new bonding facility, which provided SOSA the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new offshore construction business. Additionally, SOSA entered into an intercreditor deed that incorporated changes to and superseded the covenants and security arrangements in its existing credit facility agreements. In November 2004, SOSA refinanced this debt with a new $350 million, five year secured revolving credit and guarantee facility.

Financial Outlook

        Subsequent to the end of fiscal year 2004 we took a number of actions that impacted our financial position:

  •
  SNTG purchased the M/T Isola Blu, a 26,660 dwt parcel tanker built in 2001 for approximately $45 million, and the 7,950 dwt M/T Marinor parcel tanker built in 1992 for approximately $10 million;

  •
  on January 13, 2005 we sold 79.4 million common shares of Stolt Offshore S.A., representing all of our ownership interest in SOSA, for gross proceeds of $504.3 million;

  •
  on January 25, 2005, in accordance with the terms of our senior notes, we made an offer to purchase the senior notes funded from the SOSA share proceeds. The offer resulted in the note holders tendering a total of $18.2 million in notes;

  •
  on January 25, 2005 we prepaid the outstanding principal of $42.7 million under the loan with Twelve Ships Inc.;

  •
  on January 27, 2005, we further reduced the $275 million revolving credit facility, which had been previously reduced to $249 million, to $150 million thereby reducing our commitment fees;

  •
  on March 11, 2005, our Board of Directors recommended a special final dividend for the full year ended November 30, 2004 of $2.00 per Common Share, payable June 30, 2005 to shareholders of record as of June 15, 2005;

  •
  on March 28, 2005, SNTG purchased 2,185 tank containers by exercising a purchase option under the terms of the March 27, 2002 lease agreement with Pitney Bowes Credit Corporation and ORIX Financial Services, thereby reducing our off balance sheet obligations. The total cost of the 2,185 tank containers, which are now unencumbered, was $25.5 million;

  •
  on April 1, 2005, we announced that we had commissioned the Kleven Floro yard in Norway to build two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be just under $160 million;

  •
  on April 15, 2005 we redeemed all outstanding senior notes totaling $295.4 million for total payments, including pre-payment charges and accrued interest, of $327.9 million; and

  •
  on April 29, 2005, we completed the Marine Harvest joint venture transaction.

        We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments for fiscal 2005. Although in the past we have provided extensive funding to SSF, we have no funding obligation to the Marine Harvest joint venture and, based upon recent experience and our outlook, expect SSF's turbot and Southern bluefin tuna operations to generate positive cash from operating activities.

        At November 30, 2004, our cash and cash equivalents totaled $71.4 million. The $71.4 million cash balance was a decrease from the prior year level of $150.0 million, primarily resulting from the deconsolidation of SOSA, which included $81.9 million of cash and cash equivalents in 2003. Total consolidated debt including short-term and long-term debt and capital lease obligations amounted to $1,112.9 million at November 30, 2004, of which $1,088.5 million was secured by ships and other assets with a net carrying value of $1,227.5 million and $24.4 million was unsecured. Total consolidated operating lease commitments, as of November 30, 2004, were $437.2 million.

        From December 1, 2004 through April 30, 2005, we made debt payments of $394.3 million and interest payments, including pre-payment charges, of about $39.5 million on our total debt outstanding as of November 30, 2004. Our scheduled principal and interest payments for the remainder of 2005 are approximately $41.1 million and $29.0 million, respectively. As of April 30, 2005, total debt after completion of the Marine Harvest transaction is approximately $563 million, our available cash balances were in excess of $60 million, and our committed unused credit lines were in excess of $160 million. We are also obligated to make payments under long-term operating lease agreements for the remainder of 2005 that total approximately $56 million.

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

Cash Flows

	2004	2003	2002
	(in thousands)
Summary Cash Flows
Net cash provided by operating activities	$185,791	$81,515	$136,633
Net cash used in investing activities	(156,493)	(12,216)	(28,164)
Net cash (used in) provided by financing activities	(113,661)	55,850	(110,708)
Effect of exchange rate changes on cash	5,771	2,017	247

Net (decrease) increase in cash and cash equivalents	$(78,592)	$127,166	$(1,992)

Cash Flows from Operating Activities

        Cash flow from operations is derived principally from the collection of receivables due from customers. SNTG cash collections are derived from COA and spot contracts for tankers, along with the collections from customers of tank containers and terminals. For SOSA, whose cash flows were included until the end of the first quarter of 2004, cash was collected from customers under contract terms. SSF's cash flow from operations originate mainly from collection of receivables due from customers for the sale of fish. In 2004, we generated cash from operating activities of $185.8 million. This compares with $81.5 million and $136.6 million in 2003 and 2002, respectively. The movements between years are mainly due to the relative operational performances, as described in earlier paragraphs and working capital requirements, primarily for SOSA and SSF in those years.

Cash flows from Investing Activities and Capital Expenditures

        Net investing activities utilized $156.5 million in 2004, compared to $12.2 million in 2003 and $28.2 million in 2002. Significant investing activities during 2004 were (i) capital expenditures, described further below, of $52.9 million, which were lower than the prior year primarily because of the deconsolidation of SOSA and (ii) the impact of the deconsolidation of SOSA for $184.4 million (which reflects the amount of cash and cash equivalents on SOSA's balance sheet at the time of deconsolidation). Offsetting these uses of cash were (i) proceeds of $32.8 million which relates primarily to the sale of assets at SOSA in the first quarter of 2004 ($29.0 million), (ii) a $23.6 million decrease in restricted cash, which, based on agreement with our creditors, was placed in escrow on November 13, 2003, to be available for drawdown by SOSA under its committed liquidity line, but which was released back to us, with interest, on February 12, 2004, and (iii) $21.1 million of net receipts from affiliates of SOSA and SNTG. Capital expenditures for the year include (i) capital expenditures of $14.3 million for the terminal at Braithwaite, (ii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, refurbishment of tank containers, expansion of the terminal at Houston, and cage replacements for SSF, and (iii) the acquisition and upgrade of SSF facilities in Spain and Belgium.

        Net investing activities utilized $12.2 million in 2003. Significant investing activities during 2003 were (i) capital expenditures, described further below, of $88.1 million, which were lower than the prior year primarily as a result of completing a multi-year parcel tanker new building program in 2002 and the completion of certain SOSA ship upgrades in 2002, (ii) a $25.4 million increase in restricted cash, and (iii) payment of $12.4 million for the settlement of the remaining share price guarantees by SOSA. Offsetting these uses of cash were (i) proceeds of $102.7 million principally from the sale/leaseback transaction with respect to three parcel tankers ($55.8 million), sale of investments in Vopak and Univar ($16.5 million) and the sale of Southern bluefin tuna quota rights at SSF ($25.8 million), and (ii) $11.0 million of net receipts from affiliates of SOSA and SNTG. Capital expenditures for the year include (i) capital expenditures of $12.8 million for the terminal at Braithwaite, (ii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, refurbishment of tank containers, expansion of the terminal at Houston, and cage replacements for SSF and improvement of various SOSA assets, and (iii) the acquisition and upgrade of SSF facilities in Spain and Belgium. See "Factors Affecting our Financial Condition and Results of Operations-Financial Matters" for additional information.

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

Capital Expenditures

        Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three-year period, except for the deconsolidation of SOSA as of the end of the first quarter of 2004.

	2004	2003	2002
	(In millions)
SNTG:
Tankers	$6	$11	$17
Tank Containers	4	2	3
Terminals	24	24	19

Total SNTG	34	37	39
SOSA	2	22	55
SSF	17	29	29

Total SNSA	$53	$88	$123

Cash Flows from Financing Activities

        Net cash used in financing activities totaled $113.7 million in fiscal year 2004 compared to $55.9 million of net cash provided in fiscal year 2003 and $110.7 million of net cash used in fiscal year 2002. The principal uses of cash for financing activities in fiscal year 2004 were repayments of long-term debt totaling $237.5 million which included $96.6 million of scheduled amortization payments on the senior notes, $75.6 million of Houston terminal debt that was refinanced, $42.3 million of scheduled ship mortgage payments, and $23.0 million relating to the 12 ship lease. In 2004 there was also a decrease of $231.0 million in loans payable to banks as a result of repayments to banks of $167.1 million at SNTG, $42.5 million at SOSA and $21.4 million at SSF. The significant sources of 2004 funding included net proceeds from the issuance of common stock by SOSA for $94.5 million, net proceeds from the sale of treasury shares through a private placement by SNSA for $101.0 million, proceeds from the exercise of stock options in SNSA and SOSA for $9.2 million and $150.0 million from the issuance of long-term debt related to refinancing the Houston terminal debt.

        Net cash provided by financing activities totaled $55.9 million in fiscal year 2003. The principal uses of cash for financing activities in fiscal year 2003 were (i) repayments of long-term debt and capital leases totaling $239.4 million which included $102 million of ship mortgage payments, $56.4 million of payments on the senior notes, and $80 million of payments on SOSA bank credit facilities, (ii) $13.8 million payment of dividends, (iii) and $1.0 million for the repurchase of shares by SOSA that had been issued as consideration in connection with the purchase of SOSA's interest in NKT Flexibles. In connection with such acquisition, SOSA had guaranteed that such shares would achieve certain minimum values by a certain date and repurchased the shares for the guaranteed price. The significant source of 2003 funding included an increase of $147.1 million in loans payable to banks as a result of us drawing down our available credit facilities to ensure liquidity and $148.3 million from issuance of long-term debt related primarily to SNTG ship financing.

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

Indebtedness

        Our total consolidated debt was $1,112.9 million, $1,699.7 million, and $1,652.1 million as at November 30, 2004, 2003 and 2002, respectively, as set forth in the table below:

	2004	2003	2002
	(in thousands)
Long-term debt (including current portion)	$820,356	$1,220,151	$1,319,385
Capital lease obligations (including current portion)	—	98	692
Short-term bank loans	292,495	479,448	331,985

Total debt	$1,112,851	$1,699,697	$1,652,062

Short-Term Debt

        Short-term debt consists of debt obligations to banks maturing within one year, general operating lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.74% to 6.63% for 2004, from 1.05% to 11.4% for 2003 and from 1.0% to 12% for 2002. The weighted average interest rate was 3.7%, 2.4% and 2.5% for the years ended November 30, 2004, 2003 and 2002, respectively. Some of these lines are generally payable on demand and can be withdrawn by the banks with short notice.

Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of our senior notes (repaid subsequent to year end), debt secured by mortgages on our ships and bank debt. It does not include the off-balance sheet arrangement discussed below. Our capital lease obligations consist primarily of equipment leases. Our long-term debt and capital lease obligations were approximately $820.4 million, $1,220.2 million, and $1,320.1 million as of fiscal year end 2004, 2003 and 2002, respectively, as set forth below:

	2004	2003	2002
	(in thousands)
Long-term debt	$820,356	$1,220,151	$1,319,385
Capital lease obligations	—	98	692
Less: Current maturities	(165,798)	(242,582)	(165,067)

	$654,558	$977,667	$1,155,010

        Annual principal payments of long-term debt and capital lease obligations for the debt balance as of November 30, 2004 is as follows:

(in thousands)
2005	$165,798
2006	195,930
2007	130,676
2008	101,048
2009	113,906
Thereafter	112,998

$820,356

        After adjusting for the prepayment of all of the Senior Notes and the Twelve Ship Inc. loan in 2005, the revised annual principal payments of long-term debt and capital lease obligations for the debt balance as of November 30, 2004 would be as follows:

(in thousands)
2005	$411,927
2006	70,197
2007	65,476
2008	60,848
2009	107,906
Thereafter	104,002

$820,356

The Senior Notes

        Our wholly-owned subsidiary, SNTG (Liberia), was the borrower on three separate issuances of senior notes. We had guaranteed SNTG (Liberia)'s obligations under each series of the senior notes. The first series of notes was issued in two tranches in 1996 in the aggregate principal amount of $187 million (the "1996 Notes"). The first tranche of $30 million was paid upon maturity on November 30, 2002. The remaining 1996 Notes had a final maturity on August 31, 2006. As of November 30, 2004, there was an aggregate principal amount of $62.8 million outstanding under the 1996 Notes. The second series of notes was issued in 1997 in the aggregate principal amount of $125 million with a final maturity on August 31, 2007 (the "1997 Notes"). As of November 30, 2004, there was an aggregate principal amount of $75 million outstanding under the 1997 Notes. The final series of notes was issued in 1998 in the aggregate principal amount of $216 million with a final maturity on June 18, 2013. Of this amount, $201 million reflect series A 1998 Notes ("Series A Notes") and $15 million reflect series B 1998 Notes ("Series B Notes"). As of November 30, 2004, the principal amount outstanding under the 1998 A Notes was $160.8 million and the full principal amount remained outstanding under the 1998 B Notes. The stated interest rates were 8.48% on the 1996 Notes, 7.51% on the 1997 Notes, 6.96% on the Series A Notes and 7.11% on the Series B Notes, subject to adjustment. The 1996 and 1997 Notes had fixed interest rates as of November 30, 2004 of 8.98% and 8.01% respectively. The 1998 Series A Notes and Series B Notes had fixed interest rates of 7.46% and 7.61% respectively. During the 2004 fiscal year, principal payments under the senior notes in the amount of $40.2 million were due on June 18, 2004 and $56.4 million were due on August 31, 2004.

        On January 19, 2005, we sold 79,414,260 common shares of SOSA, representing all of our remaining ownership interest in SOSA. In accordance with the terms of our senior notes, we were required to allocate up to 70% of the net cash proceeds from the sale to repurchase the senior notes. On January 25, 2005, we made an offer to purchase the notes funded from the proceeds from the sale of SOSA shares. The offer resulted in the note holders tendering a total of $18.2 million aggregate principal amount of senior notes. These notes were purchased by SNTG on February 25, 2005.

        On February 28, 2005, we announced that we had determined to exercise our right pursuant to the note agreements governing our senior notes to redeem all $295.4 million aggregate outstanding principal amount of senior notes then outstanding. We redeemed the senior notes at the respective redemption prices set forth in each of the note agreements. The redemption will allow us to replace the notes with debt at lower interest rates and without restrictions on investments in non-consolidated entities or restrictions on dividends and SNSA share repurchases. We completed the redemption of all outstanding senior notes on April 15, 2005, with the repayment of total outstanding principal in the amount of $295.4 million, in addition to required make-whole payments of $13.8 million plus accrued interest.

The Stolt Fleet Loan with Danish Ship Finance

        On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with the financing of 14 previously financed oceangoing ships. The new term loan agreement combined the 14 refinancings without changing the financial terms of the individual loans (other than adding .08% to the interest rate) while making adjustments to reflect a change in ship ownership structure within certain of our indirect wholly-owned subsidiaries. Stolt Tankers Finance B.V., our wholly-owned subsidiary, is the borrower under this facility and each financing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2004 was $301 million. Each tranche bears its own interest rate, ranging from 2.1% to 8.6%, and each tranche has its own repayment schedule. During the 2005 fiscal year, the aggregate amount of all mandatory principal repayments due is $31.6 million. The loan agreement matures on November 25, 2013.

        A total of 14 oceangoing ships are mortgaged as security in support of the aggregate amount of all loans under the Stolt fleet facility. Each such owner is an indirect wholly-owned subsidiary and has, in support of the borrower's obligations under the loan agreement, also granted a security interest in the earnings and insurances generated by the operation of its respective vessel (or in the case of insurances, pledged the proceeds received in respect of damage to or loss of such vessel). The obligations of the borrower under the loan agreement are also guaranteed by SNSA, SNTG (Liberia) and each owner of a vessel mortgaged in support of such obligations.

        The facility contains affirmative and negative covenants, including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower's obligations under the loan agreement to be at all times at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitation on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitation on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of its subsidiaries.

The Stolt Achievement Loan with Danish Ship Finance and DVB Bank AG

        We have a term loan agreement, collateralized by a mortgage on the Stolt Achievement, with Danish Ship Finance as agent and co-lender and DVB Bank AG acting as the other co-lender. The loan on the Stolt Achievement bears interest at LIBOR plus 0.65% and had an outstanding balance as of November 30, 2004, of $32.1 million. In December 2003, the interest rate was further increased by 100 basis points ("bps") through letter agreement with Danish Ship Finance and DVB Bank AG. The terms of the loan agreement, including, without limitation, the affirmative and negative covenants, are substantially similar to those in the Stolt Fleet Loan described above. Semi-annual principal payments of $1.8 million are due each May and November. The loan agreement matures in November 2013.

The $275 Million Revolving Credit Facility

        On July 19, 2001, we entered into a $275 million secured revolving loan facility with various banks including HSBC Investment Bank plc as facility agent. SNTG (Liberia) is the borrower under this facility which matures on July 19, 2006. There are no scheduled repayments of principal under this facility other than at maturity. We mortgaged seven oceangoing ships as security in support of the $275 million revolving credit facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. SNSA and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility.

        The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth, among other things: ship maintenance requirements; limitation on additional liens on the assets of the mortgaged ship owners; limitations on mergers and sales of assets; and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group.

        The interest rates applicable to loans under this facility had ranged from LIBOR plus 0.85% to LIBOR plus 1.25% depending upon the level of consolidated indebtedness to consolidated EBITDA. In September 2003, this interest rate range was increased by 100 bps effective as of August 31, 2003. Furthermore, in December 2003, in connection with waivers of possible default under the facility the applicable interest rate range was revised by providing for a temporary 75 bps increase during any time that the mortgaged ship value is less than 125% of the indebtedness outstanding under the facility provided that such further increase would only be effective during the period of such shortfall.

        On December 29, 2003, and again on May 19, 2004, we permanently reduced the facility by $25 million and $1 million respectively. After the second facility reduction, the mortgaged ship value was more than 125% of the maximum indebtedness allowed under the facility and the temporary 75 bps increase was terminated. As of November 30, 2004, $149 million remained outstanding under this facility. On January 27, 2005, we permanently reduced the total amount available under the facility to $150 million. As of April 30, 2005, there were no outstanding balances under the facility.

The $240 Million Revolving Credit Facility

        On November 26, 1996, we entered into a $240 million multicurrency revolving facility with various banks, including DnB NOR Bank as facility agent. SNTG (Liberia) was the borrower under this facility. The interest rate applicable to the loans under this facility ranged from LIBOR plus 0.35% to LIBOR plus 0.40% depending upon the date of calculation. For the first five years the facility drawings accrued interest at LIBOR plus 0.35% and for the remaining two years interest accrued at 0.40%. In September 2003, this interest rate was further increased by 100 bps through amendment effective as of August 31, 2003. The interest rate was further increased by 100 bps through amendment effective December 15, 2003 and by an additional 60 bps effective December 29, 2003.

        The facility was originally scheduled to mature on November 26, 2003 but was extended by amendment until May 21, 2004. On March 30, 2004, we repaid the amounts, which remained outstanding under this facility ($140 million at the time) with the proceeds received from a new $130 million revolving loan facility referred to below and from available cash.

        Ten oceangoing ships were mortgaged as security in support of the $240 million multicurrency revolving facility agreement, and, in addition, the owners of the mortgaged ships each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We and each owner of a mortgaged ship under this facility, were guarantors of the obligations of the borrower under the facility. Upon repayment of the amounts due under the facility agreement, the ships were released from their security interests and were thereafter pledged, together with a previously unencumbered vessel, in support of the $130 million revolving loan facility described below.

$130 Million Revolving Credit Facility

        On March 30, 2004, we entered into a new $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG as agent. The interest rate applicable to the loans under this facility range from LIBOR plus 1.50% to LIBOR plus 1.90% depending upon the level of consolidated indebtedness to consolidated EBITDA. The proceeds of this facility were used to repay the outstanding borrowing under the $240 million multicurrency revolving facility referred to above. As of March 30, 2004, $120 million of this facility was drawn, the initial maximum loan availability. Under the terms of the facility $10 million was unavailable for drawdown until the $50 million SNSA Liquidity Line provided to SOSA terminated on November 28, 2004. Also under the terms of the facility, the maximum loan availability is reduced every six months by $9.3 million which began in September 2004. We have mortgaged 11 ships as security in support of the obligations of the borrower under this facility and the subsidiaries owning these vessels have also granted security interests in the earnings and insurance proceeds generated by such vessels.

        The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things; ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, limitations on mergers and sales of assets, restrictions on investments, restrictions on loans and advances to SSF and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group.

        We and each owner of a mortgaged ship under this facility, are guarantors of the obligations of the borrower under the facility. As of November 30, 2004, there was $111.4 million outstanding under this facility. As of April 30, 2005, $100 million was outstanding under the facility.

The $65 Million Loan Agreement

        On August 14, 1998, we entered into a $65 million loan agreement with various banks party thereto, including Citibank International Plc as agent to finance the construction of three oceangoing vessels. The interest rate applicable to the loans under the facility was LIBOR plus 0.5%. The loan agreement matured and was repaid on August 14, 2003. Our wholly-owned subsidiary, Finanziaria Marittima S.r.L. was the borrower under this facility.

        The three oceangoing ships were mortgaged as security in support of the $65 million loan agreement, as well as party to charter arrangements entered into for the benefit of the lenders under this loan agreement. Upon repayment of the loan agreement the ships were released from their security interests and were subsequently sold in connection with a sale/leaseback transaction arranged by Dr. Peters GmbH & Co. described below.

Houston Port Development Bonds and Facility Sale-Leaseback

        On January 1, 1989, $9.6 million in port development adjustable tender Marine Terminal Refunding Revenue Bonds were issued on our behalf by the Port Development Corporation to various investors for financing the expansion of our port terminal located in Houston. We also entered into a letter of credit agreement for the benefit of the trustee and the holders of the port development bonds to support payments under such bonds. Our wholly-owned subsidiary Stolthaven Houston, Inc. was the obligor under the letter of credit agreement. The bonds were to mature in 2011. On February 1, 1997, we amended the terms of the letter of credit agreement and replaced the former agent with the Canadian Imperial Bank of Commerce.

        In support of the bonds, Stolthaven Houston, Inc. also entered into a mortgage of the property on which the Houston port is situated and granted a security interest in the proceeds generated by operation of the port facilities. We also guaranteed Stolthaven Houston Inc.'s obligations under the letter of credit agreement.

        Stolthaven Houston Inc. was required to comply with certain affirmative and negative covenants provided in the letter of credit agreement, including, without limitation, property maintenance requirements, limitations on mergers and limitation of transfer of assets. We were also required to comply with certain affirmative and negative covenants provided in the guaranty, including, without limitation, certain financial reporting requirements and financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

        On June 2, 2004, the bonds were redeemed and the note holders were paid in full. This mandatory redemption was made after the letter of credit supporting the notes could not be extended.

        On January 29, 1998 we entered into a sale/leaseback arrangement with respect to the Houston port terminal property. This transaction was agented by the Canadian Imperial Bank of Commerce.

        We guaranteed the lease payments and a leasehold mortgage was granted on the port facility to secure our obligations in favor of the note holders under the owner-trustee loan agreement.

        The underlying agreement contained covenants applicable to us and to Stolthaven Houston Inc., as lessee, and the guarantors, including, without limitation, restrictions on mergers. In addition, we were required to comply with certain financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

        The lease was repaid on August 13, 2004 utilizing the proceeds from the $150 million credit facility described below.

$150 Million Term Loan and Revolving Credit Facility Agreement

        On August 13, 2004, we entered into a $150 million five year secured term loan and revolving credit facility agreement with various lending institutions, including DnB NOR Bank ASA as administrative and collateral agent. The interest rate applicable to the loan under this facility ranged from LIBOR plus 1.375% to LIBOR plus 1.875% depending on the level of consolidated indebtedness to consolidated EBITDA. The proceeds of this facility were used to repay the outstanding borrowing under the Houston Port Development Sale/Leaseback Facility. As of November 30, 2004 and April 30, 2005, $150 million was outstanding under the facility.

        The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, and maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0: 1.0. The facility also sets forth among other things: limitation on additional liens on the assets of the mortgaged properties, limitations on mergers and sales of assets, restrictions on investments and restrictions on loans and advances to SSF.

        Stolthaven Houston Inc. and Stolthaven New Orleans LLC are the borrowers under this facility. SNSA and SNTG (Liberia) are guarantors of the obligations of the borrowers under the facility.

Lease with Twelve Ships Inc.

        On March 27, 2002, we entered into a synthetic lease arrangement with respect to 12 of our chemical parcel tankers. We sold 12 parcel tankers to Twelve Ships Inc., a variable interest entity ("VIE") which was established for the sole purpose of owning the ships with 3% of contributed outside equity. The ships were mortgaged by the VIE as collateral for the related financing arrangement. The holders of the financing arrangement retained the risk and the reward, in accordance with their respective ownership percentage. The facility agent was DnB NOR Bank. Our wholly-owned subsidiary Stolt Tankers Leasing, B.V. was the charterer of each vessel subject to the lease. As of November 30, 2004, Stolt Tankers Leasing B.V. owed $46.7 million in payments under such charters from Twelve Ships Inc. Upon expiration of the charter we had the option to repurchase the tankers from Twelve Ships Inc. for a residual value of $12.0 million.

        We guaranteed the obligations of the charterer. The chemical tankers were subject to mortgages for the benefit of the Twelve Ships Inc. debt.

        The facility contained affirmative and negative covenants applicable to the charterer and the guarantors, including, but not limited to a minimum required consolidated tangible net worth, a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0, and a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0 to 1.0. Other covenants applicable to the charterer and the guarantors included: limitations on merger and sales of assets; limitations on changes in management; limitations on sale of the charterer; and requirements as to maintenance of the vessels. Under the requirements of FIN 46, we had determined that the entity would be classified as a VIE and, as such, we were required to consolidate the entity in our financial statements for fiscal year 2004.

        On June 28, 2004, we purchased the outside equity of Twelve Ships Inc. for $2.0 million.

        As of November 30, 2004, Twelve Ships Inc. had property, plant and equipment of $32.9 million and debt obligations of $46.7 million.

        On January 25, 2005, the outstanding principal under the loan of $42.7 million was prepaid and collateral was released.

        For additional information on our long-term debt and capital lease obligations, please see Note 17 to the Consolidated Financial Statements included in Item 18 of this Report.

Contractual Obligations

        We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated Financial Statements, including long-term debt and capital lease commitments. Our operating leases, performance guarantees and other executory contracts, are not required to be recognized as liabilities on our balance sheets. Other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2004, including those reported in our balance sheet and others that are not:

	Total	Less than 1 yr.	2-3 yrs.	4-5 yrs.	More than 5 yrs.
	(in millions)
Contractual cash obligations:
Long-term debt obligations	$820.4	$165.8	$326.6	$215.0	$113.0
Operating leases	437.7	117.4	185.4	103.8	31.1
Long Term Fixed Rate Debt Interest Payments (1)	121.8	45.9	55.2	15.5	5.2

Total contractual cash obligations:	$1,379.9	$329.1	$567.2	$334.3	$149.3

(1)
Does not include variable rate interest payments which depends on future interest rates.

        Below are the contractual cash obligations as of November 30, 2004 after adjusting for: prepayment of the Senior Notes; the prepayment of the Twelve Ship Inc. loans, exercising the purchase option under the terms of the lease agreements with Pitney Bowes and ORIX Financial Services; and the addition of the new charter agreement with Orix Maritime Corporation.

	Total	Less than 1 yr.	2-3 yrs.	4-5 yrs.	More than 5 yrs.
	(in millions)
Contractual cash obligations:
Long-term debt obligations	$820.4	$411.9	$135.7	$168.8	$104.0
Operating leases	451.4	113.8	163.5	106.3	67.8
Long Term Fixed Rate Debt Interest Payments(1)(2)	73.8	31.8	27.8	10.2	4.0

Total contractual cash obligations:	$1,345.6	$557.5	$327.0	$285.3	$175.8

(1)
Does not include variable rate interest payments which depend on future interest rates.

(2)
Excludes the 2005 Private Placements makewhole payments totaling $14.3 million.

Off-Balance Sheet Arrangements

        In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our balance sheet. In addition to the long-term debt and capital lease obligations discussed above, these off-balance sheet arrangements consist of operating leases, guarantees of third-party debt and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Notes 19, 20 and 21 to our Consolidated Financial Statements included in Item 18 of this Report.

Operating Leases

        Our operating lease commitments were $437.7 million as of the end of fiscal year 2004, as compared to $604.9 million at the end of fiscal year 2003 and $595.4 million at the end of fiscal year 2002. As of November 30, 2004, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Operating Lease Commitments

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7 to the Consolidated Financial Statements included in Item 18 of this Report, and sublease income under agreements which expire at various dates through 2011 are as follows:

(in thousands)
2005	$117,381
2006	104,334
2007	81,097
2008	61,921
2009	41,854
Thereafter	31,118

437,705
Less—sub-lease income	(504)

Total	$437,201

        For additional information on our operating leases and certain of the specific commitments that are included in the above table, please see Note 18 to the Consolidated Financial Statements included in Item 18 of this Report.

Sale/Leaseback of Three Parcel Tankers

        In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters Gmbh. Such tankers were also leased back, and the resulting loss of $1.1 million of the sale/leaseback transaction was recorded in the operating results for fiscal year 2003 and is included in "Gain (loss) on disposal of assets, net." As of November 30, 2004, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $35.2 million, expiring in 2008.

Time-charter of Ten Ships

        To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time-charters (operating leases) for ten stainless steel ships. As of November 30, 2004, five time-charters have commenced with two additional time charter agreements scheduled for 2005. The remaining time charter ship agreements are to begin in the years 2006 to 2008. These agreements are for an initial period of 59 to 96 months and include the option for SNTG to extend the agreements for up to nine additional years. We also have the option to purchase each ship at predetermined rates at any time after three years from the delivery of the ship. The above operating lease commitment schedule includes nine of the leases as these commitments occurred prior to November 30, 2004. These operating leases had commitments for the initial periods of approximately $220 million as of November 30, 2004 for the period 2005 through 2016. An additional lease commitment was entered in April 2005 for $39 million for the period from 2008 to 2016.

Equipment Lease Agreements

        Under two tank container leases, one entered as of May 25, 2000 and the other as of March 27, 2002, Stolt Tank Containers Leasing Ltd., as lessee, owes approximately $82.3 million as of November 30, 2004, in lease payments over the course of the respective leases, including the return option costs, to Pitney Bowes Credit Corporation, UBS AG, ORIX Financial Services and John Hancock Life Insurance Company. We have guaranteed the obligations of the lessee under each lease and we are subject to certain negative covenants which include: restrictions on the sale or encumbrance of the lessee's capital stock; restrictions on merger and sale of assets; and a financial covenant specifying the maximum ratio of consolidated debt to consolidated tangible net worth. The lessee is also subject to covenants, including, without limitation, maintenance of the leased equipment and limitation on assignment of the leases. The leases relate to the lease of 2,701 and 2,185 tank containers, respectively. The lease relating to the 2,701 tank containers bore interest as of November 30, 2004 at a fixed rate of 9.959% and the lease relating to the 2,185 tank containers bore interest as of November 30, 2004 at rate of LIBOR plus 5.0%. Each of these interest rates had been increased by 100 bps in December 2003 through amendment. Payments under the leases in 2005 are expected to amount to $10.2 million. The term of the 2000 lease is scheduled to expire in May 2007. On March 28, 2005 the 2,185 tank containers were purchased from the lessor by exercising a purchase option under the terms of the March 27, 2002 lease. The total cost of the 2,185 tank containers was $25.5 million.

Southern Bluefin Tuna Quota Rights

        At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million to Australian Fishing Enterprises Pty. Ltd. In conjunction with this transaction, such quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annual agreed upon market rates. The quota rights have an indefinite life. The agreed upon annual rates set for 2005 and 2004 were $1.8 million and $2.0 million, respectively.

Commitments Relating to Disposed Terminals

        In November 2001, we sold SNTG's tank storage terminals in Perth Amboy and Chicago. Under the terms of the sale agreement, we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2004, we have not been notified of any such contingencies having been incurred and neither do we anticipate any such contingencies being incurred in the future. The Chicago terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago sale, we assigned our rights to the terminal property to a third party. We are contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, please see Note 20 to the Consolidated Financial Statements included in Item 18 of this Report.

Item 6. Directors and Senior Management and Employees.

Directors and Senior Management

        We are a Luxembourg holding company with only three officers at the holding company level. The following is a list of our directors and persons employed by our subsidiaries who perform the indicated

executive and administrative functions for the combined business of our subsidiaries as of May 10, 2005:

Name	Age*	Position(s)
Jacob Stolt-Nielsen	73	Chairman of the Board (Stolt-Nielsen S.A.)
Niels G. Stolt-Nielsen	40	Director and Chief Executive Officer (Stolt-Nielsen S.A.)
Roelof Hendriks	50	Director (Stolt-Nielsen S.A.)
James B. Hurlock	71	Director (Stolt-Nielsen S.A.)
Christer Olsson	59	Director (Stolt-Nielsen S.A.)
Jacob B. Stolt-Nielsen	42	Director (Stolt-Nielsen S.A.)
Christopher J. Wright	70	Director (Stolt-Nielsen S.A.)
Jan Chr. Engelhardtsen	53	Chief Financial Officer (Stolt-Nielsen S.A.)
John Wakely	57	Executive Vice President (Stolt-Nielsen S.A.)
Otto H. Fritzner	63	Chief Executive Officer (Stolt-Nielsen Transportation Group)
Pablo Garcia	39	President (Stolt Sea Farm)

*
As of May 10, 2005.

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

        Niels G. Stolt-Nielsen.    Mr. Niels G. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer of Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Roelof Hendriks.    Mr. Hendriks has served as a director of Stolt-Nielsen S.A. since 2004. He has been Chief Financial Officer and a Member of the Board of Management of CSM N.V since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

        James B. Hurlock.    Mr. Hurlock has served as a director of Stolt-Nielsen S.A since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Stolt Offshore S.A., Orient Express Hotel Ltd., the New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairman of International Development Law Organization and of the Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner of the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds an AB degree from Princeton

University, a BA and an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

        Christer Olsson.    Mr. Olsson has served as a director of Stolt-Nielsen S.A. since 1993. He is President and Chief Executive Officer of Wallenius Lines AB and Chairman of Wallenius Wilhelmsen Lines A/S. He also serves as Chairman of United European Car Carriers and the Swedish Club, and a director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

        Jacob B. Stolt-Nielsen.    Mr. Jacob B. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

        Christopher J. Wright.    Mr. Wright has served as a director of Stolt-Nielsen S.A. since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined us. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

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

        John Wakely.    Mr. Wakely has served as Executive Vice President of Stolt-Nielsen S.A. since January 2002 responsible for tax planning, internal audit and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. Prior to that, he was employed by BP. Mr. Wakely is a member of the Chartered Institute of Management Accountants. He is a British citizen.

        Otto H. Fritzner.    Mr. Fritzner has served as Chief Executive Officer, of SNTG since 2004. Mr. Fritzner joined us in 1993 as Senior Vice President and General Manager of Shipowning, where he held various positions. Prior to joining, Mr. Fritzner was a Director at Columbia Ship Management Ltd., Cyprus from 1988 to 1993. Mr. Fritzner was a General Manager for the Fleet Management Division and Vice President of Gearbulk in 1986 and 1988. From 1977 to 1986, he was Technical Director at L. Gill-Johannessen & Co. He began his career in 1967 at Det Norske Veritas, after serving in the Royal Norwegian Navy. Mr. Fritzner is Chairman of the Board of the Steamship Mutual Underwriting Association Ltd., a board member of International Tanker Owners Pollution Federation Ltd., and a Council Member of the INTERTANKO. Mr. Fritzner holds an M.Sc in Naval Architecture and Marine Engineering from Technical University of Norway (NTH), and an MBA from the North European Management Institute (NEMI). He is a Norwegian citizen.

        Pablo Garcia.    Mr. Garcia has served as the President of SSF since May 1, 2005. From 1997 through 2005 he was President of the Iberia region for SSF, in charge of the flat fish activities (turbot, halibut and sole) in Spain, Portugal, France and Norway. He joined SSF in 1995 as General Manager of the Spanish turbot operations. Prior to that, Mr. Garcia worked as General Manager of the Spanish branch of the Doux Group. Pablo Garcia received a degree in Agronomic Engineering from the University of Cordoba in Spain with a specialization in food processing. He is a Spanish citizen.

        The following individuals served on the Board of Directors or performed executive and administrative functions during 2004 but have since resigned from their positions:

        Hiroshi Ishikawa served as a Director of SNSA until March 12, 2004. Mr. Ishikawa was Senior Advisor to NYK Line, subsequent to his resignation on March 12, 2004.

        Erling C. Hjort served as a Director of SNSA until November 12, 2004.

        Christen Sveaas served as a Director of SNSA until November 12, 2004.

        Jacob B. Stolt-Nielsen served as Executive Vice President of SNSA until December 31, 2004. He continues to be employed by SNSA as a special advisor until the end of 2005.

        James Stove Lorentzen served as Chief Executive Officer of SSF until April 29, 2005.

Compensation

        As described above, SNSA currently has only three officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of our subsidiaries. The aggregate annual compensation paid to the seven members of senior management, excluding non-executive directors, performing such executive functions for us for the fiscal year ended November 30, 2004 (including employee performance incentive awards and benefits) was $3,413,122. In addition, $927,194 was contributed on behalf of such directors and members of executive management to defined benefit and contribution pension plans maintained by us and our subsidiaries. Some of the directors and members of executive management also received stock option awards in December 2004 for 134,000 Common Shares with an exercise price of $7.33 and expiring in December 2013. During 2004, our executive directors received no compensation for their services as such, but received reimbursement of their out-of-pocket expenses for attendance at meetings of the Board of Directors and Committees. The non-executive directors, with the exception of Mr. Ishikawa, received an aggregate fee of $239,191 plus expenses for serving on the Board and Committees.

Employee Performance Incentive Plan

        We have employee performance incentive plans which are based in part on the net profits earned by each of our individual businesses (after specified adjustments) and in part on performance in meeting individual performance objectives. SNTG's and SSF's plans are administered by a Compensation Committee appointed by our Board of Directors. For the fiscal year ended November 30, 2004, the SNTG and SSF programs paid $10.4 million and $0.1 million, respectively, of which $0.6 million was paid to those officers that performed executive and administrative functions.

Share Ownership

        Each of our directors and executive officers, on an individual basis, and all directors and executive officers as a group beneficially own less than one percent of the Common Shares outstanding as of May 10, 2005. After including Common Shares receivable upon exercise of employee stock options exercisable within 60 days after May 10, 2005 that are deemed to be beneficially owned, each of our directors and executive officers would directly own less than one percent of Common Shares on an individual basis and all directors and executive officers as a group (11 persons) would directly own 0.7% of our Common Shares outstanding.

        Reference is made to Item 7. "Major Shareholders and Related Party Transactions" for a discussion of Common Shares owned by Fiducia Ltd. Fiducia is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen, and Niels G. Stolt-Nielsen represent 41.8% of the Common Shares outstanding as of May 10, 2005. Fiducia Ltd. also owns 16,319,792 Founder's Shares.

        Our 1987 Stock Option Plan (the "1987 Plan") covers 2,660,000 Common Shares and our 1997 Stock Option Plan (the "1997 Plan") covers 5,180,000 Common Shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The options granted under the 1987 Plan and the 1997 Plan have been or will be granted at an exercise price not less than the fair market value per share at the time the option was or is granted. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by our Board of Directors. The Compensation Committee awards options based on the grantee's position in Stolt-Nielsen, degree of responsibility, seniority, contribution to Stolt-Nielsen and such other factors as it deems relevant under the circumstances.

        In March 2001, we completed a share reclassification whereby our outstanding non-voting Class B Shares were reclassified as Common Shares on a one-for-one basis. All Class B Shares issued in connection with the exercise of options will immediately convert to Common Shares upon issuance.

        As of May 10, 2005, options for 2,118,666 Common Shares were outstanding under the 1987 and 1997 Plans. Of this total, options for 481,600 Common Shares were outstanding in accordance with their stated terms to some of our directors and executive officers. Each of our directors or executive officers hold options exercisable for shares representing less than 1% of our outstanding Common Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

Exercise Price	Number of Common Shares	Expiration Date
$0.0	12,475	December 2005
28.63	24,950	December 2005
17.13	22,650	December 2006
17.50	25,188	December 2006
22.50	2,500	August 2007
22.13	2,500	August 2007
20.13	80,550	December 2007
9.88	52,875	December 2008
14.63	93,325	December 2009
20.50	2,600	October 2010
14.75	160,183	December 2010
13.10	263,414	December 2011
5.90	413,424	December 2012
7.33	472,132	December 2013
26.41	489,900	December 2014

	2,118,666

Board Practices

        The standing committees of the Board of Directors consist of an Audit Committee, a Compensation Committee and a Legal Committee.

Audit Committee

        The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, the scope and adequacy of our internal controls and related matters, and our financial statements. The Audit Committee annually determines the appointment of auditors, the scope of audit and other assignments to be performed by the auditors, and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors to review the recommendations arising from the audit of our financial statements and the internal control processes involved. The current members of the Audit Committee are Mr. Wright (Chairman), Mr. Olsson and Mr. Hendriks.

        Our Audit Committee is comprised solely of independent directors as defined under the rules and regulations of the U.S. Securities and Exchange Act of 1934, as amended, and relevant Nasdaq rules.

Compensation Committee

        The Compensation Committee, formed in 1988, meets regularly to review our compensation practices. The Compensation Committee annually reviews the compensation of executive management and sets awards for employees under the terms of the shareholder approved Share Option Plan. The current members of the Compensation Committee are Mr. Wright (Chairman), Mr. Olsson, and Mr. Hendriks.

        Our Compensation Committee is comprised solely of independent directors as defined under the rules and regulations of the U.S. Securities and Exchange Act of 1934, as amended, and the relevant Nasdaq rules.

Legal Committee

        The Legal Committee, formed in 2004, provides oversight and management of our legal issues. Mr. Hurlock is the Chairman and sole current member of the Legal Committee.

Service Contracts

        No director has a service contract that provides for benefits upon termination.

Employees

        The average number of persons employed during the three years ended November 30, 2004 are as follows:

	Average number of employees Years ended November 30,
	2004	2003	2002
SNTG(a)	4,688	4,545	4,693
SOSA(b)	—	6,843	6,666
SSF	2,545	2,527	2,370
All Other(c)	26	49	72

Total	7,259	13,964	13,801

(a)
Corporate service employees are included within SNTG and related costs are allocated to the other business units based on services provided.

(b)
The above table excludes employees of SOSA in 2004, as the operations of SOSA were deconsolidated as of February 19, 2004.

(c)
All other includes the employees of SSL for 2004 and OLL and SSL for prior years as OLL was sold in 2003.

        As of May 31, 2005, the total number of employees was approximately 5,000. The decline in 2005 is due to the Marine Harvest transaction in which SSF only retained approximately 273 employees for the turbot and sole operations in Europe and Southern bluefin tuna operations in Australia.

        The overall decline in employees from 2003 to 2004 is due to the deconsolidation of SOSA, which took place in the first quarter of 2004.

        The increase in SSF's employees from 2002 to 2003 is due to the opening of a new site in Vilano, Spain, offset by some employee reductions in the Americas region and the sale of Aga in Norway.

Unions

        SNTG owned ships are manned by seafarers from many nations. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers' and Seamen's Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers' Union of Merchant Fleet Riga. Russian officers and crew members belong to the Seafarers' Union of Russia and Polish officers and crew belong to the Polish Seafarers' Union. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements remain in full force and effect as of April 30, 2005. Hourly employees at certain of SNTG's terminals are also covered by union contracts. We believe that we maintain good relationships with our employees and unions.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

        We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of SNSA.

        Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our Common Shares and Founder's Shares as of May 10, 2005:

Name of Beneficial Owner or Identity of Group	Number of Common Shares		Percentage of Class	Number of Founder's Shares	Percentage of Class	Number of Voting Securities	Percentage of Voting Securities
Fiducia Ltd.(a)	27,283,729	(b)	41.8%	16,319,792	100%	43,603,521	53.4%
FMR Corp.	6,435,100		9.9%	—	—	6,435,100	7.9%
Odin Forvaltning AS ("Odin")	4,409,490		6.8%	—	—	4,409,490	5.4%

(a)
Fiducia Ltd. is owned by trusts of which the Stolt-Nielsen family, including Niels G. Stolt-Nielsen and Jacob B. Stolt-Nielsen are beneficiaries.

(b)
Includes an aggregate of 278,574 Common Shares owned by Jacob Stolt-Nielsen and members of his immediate family, including Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen. Jacob Stolt-Nielsen is authorized by power of attorney to vote Fiducia Ltd.'s shares at shareholders meetings. Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen disclaim beneficial ownership over the shares held by Fiducia Ltd.

        As of May 10, 2005, there were 16,319,792 Founder's Shares issued by SNSA and owned by Fiducia Ltd. The Founder's Shares constitute 20% of our voting securities. As a result of the ownership by Fiducia Ltd. of the Founder's Shares and Common Shares noted above, Mr. Stolt-Nielsen and his family control 53.4% of our outstanding voting securities.

        Over the past three fiscal years and through May 10, 2005 the percentage of voting securities held by the major shareholders listed in the above table has ranged from: 59.7% to 53.4% for Fiducia Ltd. (including Common Shares and Founders' Shares owned by the Stolt-Nielsen family). FMR Corp.'s percentage of voting securities has ranged from 0% to 7.9%, and Odin's percentage of voting securities has ranged from 0% to 5.4% over the past three fiscal years and through May 10, 2005.

        As of May 10, 2005, all of our 65,279,171 Common Shares were registered in the Verdipapirsentralen ("VPS") in the names of 1,552 shareholders. Excluding issued and outstanding Common Shares registered in the name of Fiducia Ltd., Stolt-Nielsen family, and in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Bors is 31,543,211. As of May 10, 2005, there was a total of 21,024,989 ADSs registered in the names of 92 shareholders. Of the ADSs, 39,556 ADSs were registered in the names of 62 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 911. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and Stolt-Nielsen family, it is estimated that the free float of ADSs on Nasdaq is 6,385,256.

        On July 21, 2004 NYK sold all its shareholdings, 5,500,000 shares, in Stolt-Nielsen S.A. After this transaction NYK holds no shares in Stolt-Nielsen S.A.

Related Party Transactions

Share Ownership

        As of May 10, 2005, the Stolt-Nielsen family (including Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 53.4% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. Jacob Stolt-Nielsen is authorized by a power of attorney to vote the shares of Fiducia Ltd. in shareholders meetings.

Arrangements and Transactions with SOSA

        Until January 13, 2005, we were SOSA's principal shareholder. On January 13, 2005, we announced that the 79,414,260 SOSA common shares we held which represented approximately 41.7% of SOSA's outstanding shares had been sold to institutional investors in the United States and Europe. As a result, we no longer, directly or indirectly, hold any SOSA shares.

        While we were SOSA's largest shareholder, we and SOSA developed a number of arrangements and engaged in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, were based on arm's length principles to accommodate our respective interests in a manner that was fair and beneficial to both parties. However, because of the scope of the various relationships between us and SOSA (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, was effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

        All material arrangements with SOSA were reviewed by the audit committee of SNSA's board of directors.

Financial Interactions

        We had a number of financial relationships with SOSA before SOSA entered into a $350 million revolving credit facility in November 2004. For further detailed information about such financial relationships, see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Financial Interactions" and Item 10. "Additional Information—Material Contracts" in our annual report on Form 20-F for fiscal year ended November 30, 2003.

Co-operation and Corporate Services Agreement

        Pursuant to a corporate services agreement, SNSA supplied through our subsidiaries financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between us and SOSA on an annual basis. The fees for these management services were $2.6 million, $3.4 million and $3.2 million for fiscal years 2004, 2003 and 2002, respectively. There is no fee payable for 2005. In view of our sale of all of our remaining ownership interest in SOSA in January 2005, we agreed with SOSA to terminate the corporate services agreement.

        In addition to the above corporate services, SNSA provided various services to SOSA, including certain types of insurance coverage, payroll administration and information technology. SOSA received a net payment on the fees for these services amounting to $0.7 million (after offsetting receipts of $1.8 million as final settlement of certain insurance premiums paid previously) in 2004, while SNSA received $8.0 million in 2003 and $5.6 million in 2002.

        On April 26, 2005, we entered into a co-operation and corporate services agreement with SOSA. This agreement replaced the previous corporate services agreement and, in light of the fact that we are no longer a SOSA shareholder, provides for a narrower scope of services. The agreement provides that SNSA will provide:

  •
  accounting and administrative services for Stolt Offshore B.V. until June 30, 2005;

  •
  risk management services;

  •
  software licenses and computer access; and

  •
  cooperation in the procurement and maintenance of insurance (as described further below).

        We estimate that the fees for these services for fiscal year 2005 will be approximately $0.7 million.

        In addition, the co-operation and corporate services agreement provides that SOSA is entitled to continue to use the "Stolt" name and logo until August 31, 2006 without payment of any royalty, unless we and SOSA agree prior to that date to extend the term.

SOSA Intercompany and Related Party Transactions

        The table below sets out our charges and payables to SOSA and its subsidiaries for fiscal years 2004, 2003, 2002.

	For the year ended November 30,
	2004	2003	2002
	($ in millions)
Corporate services agreement charges from SNSA to SOSA	2.6	3.4	3.2
Interest and guarantee fee charges from SNSA to SOSA	1.1	3.5	0.6
Insurance premium payable by SOSA to captive insurance company	9.6	6.6	2.8
Insurance payments by captive insurance company to SOSA	(13.2)	(3.0)	(2.8)
Other administrative service charges from SNSA to SOSA	(0.7)	8.0	5.6

        Short-term receivables due to SNSA from SOSA of $1.7 million, $18.4 million and $0.6 million as of November 30, 2004, 2003 and 2002, respectively, relate primarily to outstanding insurance related activities, corporate service agreement charges, restructuring charges and other management service charges.

        In May 2002, SNSA advanced $64 million to SOSA in order to assist SOSA's repurchase of 6,142,857 SOSA common shares. SOSA subsequently issued these SOSA common shares and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to repay the advance due to us.

        SOSA had a commitment from SNSA to provide a subordinated credit line of $50 million. On May 30, 2003, SOSA drew the full amount on this facility. This subordinated credit line was converted into 22,727,272 SOSA common shares on April 20, 2004.

Guarantee Fees

        SNSA provided certain guarantees of SOSA's financial obligations under bank guarantees, surety bonds and the like arising in the ordinary course of SOSA's business. SOSA compensated SNSA for the provision of those guarantees as follows: on a quarterly basis in arrears (i) a guarantee fee of one per cent (1%) per annum calculated on the principal outstanding amount of such guarantee; and (ii) if SNSA provided collateral (other than cash) to secure its obligations under such guarantee, an additional fee of one-half per cent (0.5%) per annum calculated on the agreed "fair market value" of the collateral. All such guarantees were eliminated as of November 30, 2004, as SNSA was released from all of its financial guarantee obligations to SOSA, as a result of SOSA's new $350 million secured revolving credit and guarantee facility.

Share Sale Indemnity Agreement

        SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an "Indemnified Person"), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by SNSA of its direct and/or indirect holding of 79,414,260 common shares of SOSA on January 13, 2005; provided that, SNSA shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned common shares were offered for sale, in each case in connection with the offering of the above-mentioned common shares. This indemnity agreement terminates as of February 1, 2006.

Board Representation

        Jacob Stolt-Nielsen, Chairman of the board of directors of SNSA, was the Chairman of SOSA's board of directors until February 2, 2005. James B. Hurlock, who was interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004 and is currently an SNSA director, has served on SOSA's board of directors since 2002. Niels G. Stolt-Nielsen, the current Chief Executive Officer of SNSA, served on SOSA's board of directors from 1999 until February 2, 2005. See Item 6. "Directors, Senior Management and Employees—Directors and Senior Management."

Arrangements and Transactions with Marine Harvest

        Until April 29, 2005, SSF produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas,

Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region.

Contribution Agreement

        On September 11, 2004, we entered into a memorandum of understanding with the Dutch company Nutreco to transfer most of our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. After performing our due diligence, on December 3, 2004 we, together with our subsidiary, Stolt Sea Farm Investments B.V., entered into a contribution agreement with Nutreco.

        The contribution agreement was subsequently amended on April 29, 2005. Under the contribution agreement, as amended, we contributed to Marine Harvest our operations relating to the production, processing and marketing of a variety of seafood, including production sites in Belgium, Canada, Chile, Norway, Scotland and the United States. We also contributed our marketing, operations and sales organizations covering North America, Europe and the Asia Pacific region. Nutreco contributed to Marine Harvest its salmon and other fishing activities in Australia, Canada, Chile, Ireland, Japan, Norway and Scotland and its marketing, operations and sales organizations covering the Americas, Europe and the Asia Pacific region.

        We own 25% of the outstanding shares of Marine Harvest and Nutreco owns the remaining 75%. The relationship between us and Nutreco as shareholders of Marine Harvest is governed by Dutch law, the articles of association of Marine Harvest and a shareholders agreement. The transaction was completed on April 29, 2005.

        Our turbot and sole operations in Europe, and Southern bluefin tuna ranching operations in Australia, with combined total annual revenues in 2004 of approximately $45 million, were excluded from the contribution agreement, and are not included in the Marine Harvest joint venture.

Subordinated Shareholder Loan to Marine Harvest N.V.

        In connection with the Marine Harvest transaction, our subsidiary Stolt Sea Farm Investments B.V. and Nutreco amended and converted existing financing arrangements and each made subordinated shareholder loans to Marine Harvest on a pro rata basis in proportion to their respective ownership interests in Marine Harvest. Stolt Sea Farm Investments B.V. extended a loan in the amount of $64,600,000, the entire principal of which remains outstanding as of May 31, 2005, to Marine Harvest under a subordinated shareholder loan agreement dated April 29, 2005. The loan matures on April 29, 2010 and bears interest at a rate of LIBOR plus 1.5%. The loan is unsecured and subordinated to any bank credit obligations of Marine Harvest, of which there were none as of May 25, 2005. Marine Harvest must obtain permission from both Stolt Sea Farm Investments B.V. and Nutreco to incur interest-bearing bank credit obligations exceeding EUR 20,000,000 on an aggregate basis or EUR 5,000,000 on a stand-alone basis to the extent such obligations are not subordinated to its obligations under its loan agreements with Stolt Sea Farm Investments B.V. and Nutreco.

Marine Harvest N.V. Shareholders Agreement

        In connection with our participation in Marine Harvest, together with our subsidiary, Stolt Sea Farm Investments B.V., we entered into a shareholders agreement on April 29, 2005 with Nutreco regarding the management and ownership rights and obligations of each shareholder of Marine Harvest. The shareholders agreement, which is governed by Dutch law, gives us certain minority shareholder protections, including the right to nominate one of the four members of the Marine Harvest supervisory board and certain rights of first refusal on a proposed transfer of Marine Harvest shares by Nutreco. Nutreco has a similar right with respect to our Marine Harvest shares.

        The shareholders agreement also provides that several actions may not be taken by Marine Harvest without the approval of Stolt Sea Farm Investments B.V. so long as it retains at least 10% of the share capital of the joint venture, including:

  •
  the appointment of the supervisory board chairman;

  •
  the appointment and removal of members of the managing board;

  •
  the amendment of the articles of association;

  •
  the issuance and acquisition of share or debt capital;

  •
  the distribution of profits or reserves of the company; and

  •
  investments exceeding a specified proportion of issued capital and reserves.

        In addition, Marine Harvest's annual budget and business plan must be approved by our supervisory board member. SNSA, Nutreco and their respective affiliates have agreed, subject to certain exceptions, not to compete directly or indirectly with Marine Harvest with respect to its business or employees. SNSA and its affiliates have no ongoing cash funding obligations to Marine Harvest.

Stolt Tankers Joint Service

        SNTG operates its major intercontinental services through the STJS, an arrangement for the coordinated marketing, operation and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep sea intercontinental market. The STJS participants include affiliates and non-affiliates of SNSA. For further discussion of the STJS, see Item 4. "Information on the Company—Business Overview—Stolt-Nielsen Transportation Group—Parcel Tanker Operations."

Captive Insurance Company

        Marlowe Insurance Ltd. ("Marlowe") is a Bermuda captive insurance company through which a limited portion of our subsidiaries' and investments' assets and activities are insured. SNTG (Liberia) owns all of the common stock of Marlowe while each of SNTG, SOSA and SSF own a separate class of non-voting preference shares. Once Marlowe's accounts with SOSA are settled, Marlowe will buy back the non-voting preference shares held by SOSA for a total cost of $10,000. Following the Marine Harvest transaction, we are currently in discussions with Marine Harvest on the apportionment of our existing insurance policies. Once that apportionment has been determined and agreed, the non-voting preference shares in Marlowe currently held by SSF will be apportioned or new preference shares in Marlowe will be issued.

        Marlowe's main policies comprise the following: (i) a 10% participation in the long-term agreement package for hull insurance, war insurance, property insurance, equipment insurance, mortgage interest insurance, mortgage additional peril insurance, excess liability insurance, loss of hire for Seaway Polaris and LB200, and professional indemnity insurance ("the LTA Package"); (ii) terrorism policy for property ("the Terrorism Policy"); (iii) retention insurance for SOSA, whereby all of SOSA's deductibles from its various underlying policies are consolidated and insured by Marlowe ("the SOSA Retention Policy"), which policy was terminated as of December 1, 2004; (iv) employee term life and accidental death and dismemberment insurance for major offices of SNTG, SOSA and SSF ("the Employee Life Policy"); (v) Stolthaven policy for any potential remediation costs and representations and warrantees made to the buyer in relation to the sale of tank storage terminals in Perth Amboy and Chicago in November 2001 ("the SHVN Policy"). Under the terms of the sale agreement for these terminals, we have retained responsibility for certain environmental contingencies, and made representations and warranties. The representations and warranties ended two years after the closing date of November 30, 2001; (vi) SSF's fish stock mortality ("the Fish Mortality Policy"). The 2004 premiums of these policies, which are eliminated in consolidation are $1.2 million, $0.3 million;

$6.6 million, $0.8 million, $0.8 million, and $9.1 million, respectively. SOSA's participation in the LTA Package, Terrorism Policy, and Employee Life Policy is expected to cease effective September 1, 2005.

        Marlowe generally purchases reinsurance policies from third-party reinsurers in order to transfer its risks. For example, Marlowe's 10% interest in the LTA Package and the Terrorism Policy are fully reinsured, with Marlowe retaining no risk with respect to its participation, subject to the terms and conditions of the reinsurance policies and the ability of the reinsurers to make payments. For policies where the risks are more limited, Marlowe either retains full risk or reinsures only a portion of the policy. For example, the SOSA Retention Policy is fully retained by Marlowe. In addition, under the Employee Life Policy, Marlowe does not reinsure employee life insurance for death due to natural causes, but reinsures all accidental deaths. The risk on the SHVN Policy for environmental contingencies is also fully retained by Marlowe. The fish mortalities under the Fish Mortality Policy are reinsured on an excess of loss basis. Any losses or claims on policies for which there is no reinsurance are expensed as incurred or when the expected losses can be estimated. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, Marlowe's future loss payments are inherently uncertain.

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements."

Legal Proceedings

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Antitrust Governmental Investigations

Investigations by U.S. Department of Justice and European Commission

        In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we determined to voluntarily report certain conduct to the Antitrust Division of the DOJ and the Competition Directorate of the EC.

        As a result of our voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, we entered into an Amnesty Agreement dated January 15, 2003 with the Antitrust Division, which provided that the Antitrust Division agreed "not to bring any criminal prosecution" against us for any act or offense we may have committed prior to January 15, 2003, subject to the terms and conditions of the Amnesty Agreement. As a result of our voluntary report to the DOJ, we entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to us, subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, we, and our directors and employees, were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere will assert jurisdiction over the alleged industries. In August 2004, the EC informed us that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued.

        Subsequent to our announcement of our acceptance in the DOJ's Corporate Leniency Program, the Antitrust Division's Philadelphia field office staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that we had not met the condition that SNTG "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, we filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified us that it was unilaterally voiding the Amnesty Agreement and revoking our amnesty. On January 14, 2005, the District Court entered a judgment in our favor and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. On February 14, 2005 the DOJ filed a notice of appeal from the January 14, 2005 order. That appeal is pending before the United States Court of Appeals for the Third Circuit. If the District Court's ruling is not upheld, it is possible that we, or our directors or employees, could be subject to criminal prosecution and, if found guilty, to substantial fines and penalties. Even if the DOJ's appeal is unsuccessful, our continuing immunity and amnesty under the DOJ's Corporate Leniency Program requires that we and our directors, officers and employees continue to meet our obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. If we are not able to comply with those obligations, it is possible that we or such directors, officers or employees could be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        We remain in the EC's Immunity Program with respect to the parcel tanker industry. Our continuing immunity and amnesty, and the continuing immunity of our directors and employees depends on the EC's satisfaction that going forward we and our directors and employees are meeting any obligations we or they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that we or our directors, officers or employees have not complied or are not fully complying with the terms and conditions of the Immunity Program. If this were to happen, we or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        Because of the ongoing litigation with respect our Amnesty Agreement, including our success at the District Court level, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust investigations, we have made no provisions for any fines related to the DOJ or EC investigations in our Consolidated Financial Statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        In February 2004, the KFTC and the CCB, notified us that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. We informed the KFTC and CCB that we are committed to cooperating fully with the investigations. We do not have amnesty in either of these investigations but have continued to cooperate with both authorities. We have participated in two hearings before the KFTC. At the close of the hearings, the KFTC staff recommended that the KFTC impose a monetary sanction of Korean Won 470,000,000 (approximately US $470,000 based on prevailing exchange rates). We expect that the KFTC will make a determination about whether or not to assess any fine within the next several months.

        Because of the continuing nature of these investigations and proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines related to the Korean or Canadian antitrust investigations in our Consolidated Financial Statements. We have participated in two hearings before the Korean Fair Trade Commission, and we expect that the KFTC will make a determination about whether or not to assess any fine within the next several months. At the close of the hearings, the KFTC staff recommended a monetary sanction of Korean Won 470,000,000 (approximately US $470,000 based on prevailing exchange rates) for the Commission to deliberate about.

Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, we received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to our tank container business which is organized as a separate line of business from our parcel tanker business. We have informed the DOJ that we are committed to cooperating in this matter. Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines related to the DOJ investigation in our Consolidated Financial Statements.

        The foregoing are the government antitrust investigations for which we have received formal notification. Because of the trend towards global coordination of competition agencies and the inherent confidentiality of the investigations they conduct, it is possible that there may be additional investigations of the parcel tanker industry or other business in which we participate by other national authorities for which we have not received formal notification or which may be opened in the future. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations.

Antitrust Civil Class Action Litigations

        To date, we are aware of twelve purported private antitrust class actions that have been filed against SNSA and SNTG for alleged violations of antitrust laws, four of which are no longer pending and have been dropped. Generally speaking, the actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits typically seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        Three of these twelve actions have been dismissed and another action was settled with no material adverse financial impact. All but two were filed in federal courts. The eight actions that remain pending are as follows:

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

  4.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) ("AnimalFeeds");

  5.
  Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc.; and Tokyo Marine Co. Ltd, No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton");

  6.
  KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) ("KP Chemical");

  7.
  Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.) ("Tulstar"); and

  8.
  Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of California, County of San Francisco) ("Brock").

        In five of these actions, customers claim they paid higher prices under the contracts they had with the defendants as a result of defendants' alleged collusive conduct. The remaining three actions—Fleurchem, Sutton, and Brock—are allegedly brought on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. All but two of the actions (Sutton and Brock) were filed in federal courts. We had removed Brock, one of the state actions, to federal court, but the matter was remanded back to state court in August 2004. We have not been served in the KP Chemical or Tulstar actions.

        On our motion, all of the federal civil antitrust cases have been consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." Although there has been motion practice regarding discovery, other than case management conferences, no proceedings have gone forward in the MDL action as yet due to the stay related to the JLM appeal described below.

        Prior to consolidation in the MDL proceeding, we moved to compel arbitration in the purported class actions brought by JLM Industries, Inc. and Nizhnekamskneftekhim USA, Inc. ("Nizh") in accordance with the arbitration provisions in their respective contracts with us. The U.S. District Court for the Southern District of Texas in the Nizh action ordered arbitration while the U.S. District Court for the District of Connecticut in the JLM action denied the motion to compel arbitration. Following consolidation, all proceedings in the MDL court were stayed pending our appeal of the district court's decision in the JLM action. In October 2004, the United States Court of Appeals for the Second Circuit issued a ruling on our appeal in the JLM action requiring JLM to arbitrate all of its federal antitrust claims and related state law claims against us. The Second Circuit's broad ruling appears to require all similarly situated plaintiffs to proceed in arbitration rather than in federal court. JLM filed a request for en banc consideration with the Second Circuit and the MDL actions remained stayed. On February 2, 2005, the Second Circuit denied JLM's motion for rehearing en banc. The MDL district court has not yet lifted the stay.

        During the pendency of the stay, we entered negotiations with the purported class plaintiffs regarding the procedures for arbitration of their claims. The law regarding the ability of plaintiffs to bring arbitration as class action arbitration is unsettled. We have agreed to procedures with purported class plaintiffs under which they will pursue their claims in a consolidated arbitration in which the arbitrators will determine in the first instance whether the actions may proceed as a class action. The parties are in the process of constituting the arbitration panel.

        No discovery has commenced in any of these civil antitrust proceedings against us. In light of the early stages of these proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent uncertainty of litigation and arbitration, we are not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and we have not made any provision for any of these claims in our Consolidated Financial Statements.

Antitrust Civil Actions By Direct Opt-Out Plaintiffs

        To date we are aware of four actions brought by individual plaintiffs who have elected to opt out of the purported class actions. The principal plaintiffs in these actions are The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd. The cases are as follows:

  1.
  The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., LTD., 3:03-CV-01920 (D. Conn);

  2.
  Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., LTD., 3:03-CV-01919 (SRU) (D. Conn.)

  3.
  Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty Limited and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd. 3:04-CV-923 (D. Conn.)

  4.
  Sasol Ltd, Sasol Chemical Indus Ltd Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd, Merisol GP LLC v. Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd, Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc, Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc, Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc, Hendrikus Van Westenbrugge Tokyo Marine Co Ltd,, Satoshi Kuwano, 3:04-CV-2017 (D. Conn.)

        These four actions make similar allegations as the purported antitrust class actions and generally seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. Generally, the direct opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions. We have not been served in the Sasol action.

        These four private opt-out actions have been consolidated into the MDL proceedings pending in the U.S. District Court for the District of Connecticut. Like the other actions before the MDL court, these actions were stayed. During the pendency of the stay, we entered negotiations with the direct opt-out plaintiffs regarding the procedures for arbitration of their claims. Additional customers, who have not yet filed a suit or served an arbitration demand, have also come forward seeking to be included in arbitration and the negotiations of the procedures.

        As with the purported class actions, no discovery has commenced. Although the Plaintiffs concede that most of their claims are subject to arbitration under the Second Circuit's JLM decision, three of the plaintiffs, Dow, UCC, and Huntsman, have filed motions in the MDL proceedings to keep parts of their claims in federal court. We have opposed those motions and filed cross-motions to compel arbitration of all of the claims.

        In light of the early stage of these proceedings, the fact-intensive nature of the claims involved, the unsettled nature of the law involved, and the inherent uncertainty of litigation and arbitration, we are not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and have made no provision for any of these claims in our Consolidated Financial Statements.

Antitrust Civil Action by Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc., a former competitor of ours, filed antitrust claims against us in the Federal District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the purported class actions and direct opt-out actions described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

        This action seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL proceeding with the purported class and direct opt-out plaintiff actions and has been subject to the stay in that proceeding. As with the purported class actions, no discovery has commenced in this litigation.

        In light of the early stage of these proceedings and the inherent uncertainty of litigation and arbitration, we are not able to determine whether or not a negative outcome in this action is probable or a reasonable range for any such outcome, and we have made no provision for any of these claims in our Consolidated Financial Statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against us and certain of our officers. The action was initially captioned as follows: Joel Menkes, individually and on behalf of all others similarly situated v. Stolt-Nielsen SA, Jacob Stolt-Nielsen, Niels G. Stolt-Nielsen, Samuel Cooperman, and Reginald J.R. Lee, 3:03 CV 409 (D. Conn.). Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker, who also claim to have purchased SNSA American Depositary Receipts. The current complaint appears to be based significantly on media reports about the O'Brien action discussed below and the DOJ and EC investigations described above. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003... and all United States ("U.S.")—located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that we "concealed that a material portion of [SNSA's] and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA… to rig bids for international shipping contracts…" The consolidated complaint further alleges that we failed to disclose "the Companies' long history of trading with rogue states like Cuba, Iran, and Sudan." The consolidated complaint asserts that our failure to disclose such alleged behavior, coupled with our allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for our securities by making it appear that we were "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, we filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004. There has been no discovery.

        We intend to vigorously defend ourselves against this lawsuit and we are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and we have not made any provisions for any liability related to the action in our Consolidated Financial Statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, we and a former chairman of SNTG have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that we were engaging in ongoing "illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        We filed motions for summary judgment on the entire complaint based, among other things, on the grounds that: 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to report his concerns "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004 the Superior Court heard arguments on only the first ground for summary judgment. In October 2004 the Superior Court denied that branch of the summary judgment motion. We immediately took an interlocutory appeal, and our petition for review by the state Supreme Court was denied in April 2005. Although there was limited discovery prior to our appeal, full discovery on the merits of the case has yet to commence in earnest. We intend to continue to vigorously defend ourselves against this lawsuit and, we are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and we have not made any provision for any liability related to the action in our Consolidated Financial Statements.

Customer Relations Issues

        We have actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support for us, and some have expressed concerns. We have participated in business discussions and formal mediation with some customers to address any business concerns and avoid litigation. We have reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations, typically in connection with contracts for transportation to be performed in the future. Although the impact of these agreements is difficult to assess until they are fully performed over time, and given the inherent uncertainty of the volume of future shipping business, we expect at present that these agreements will not have a material negative impact on our earnings or cash flows. Based on our interaction with other significant customers, we expect to continue doing business with those customers on terms that reflect the market for our services.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control and by the U.S. Attorney's Office for the District of Connecticut

        In or about August 2001, the OFAC opened an investigation of certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the IEEPA and the Iranian Transactions Regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. This matter is currently pending before OFAC's Civil Penalties Division. OFAC has not made any final determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. We have cooperated fully with OFAC, and have implemented policies and procedures to comply with U.S. sanctions regulations.

        We understand that, based on a referral from OFAC, a criminal investigation was opened under the auspices of the U.S. Attorney's Office in Connecticut in or about May 2003 regarding whether our "trade with embargoed countries violated U.S. laws." We cooperated fully with that investigation. The U.S. Attorney's office has informed us that it has declined to pursue this matter.

        In early 2005 OFAC informed us that it had transferred the Iran matter internally from OFAC's Enforcement Division to its Civil Penalties Division. We are unable to determine whether or not an unfavorable outcome is probable and have made no provisions for any fines or other penalties related to this matter in our Consolidated Financial Statements.

Stolt Sea Farm

        Several SSF companies and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General of the State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding PCB content. This is a so-called "Proposition 65" proceeding under California law.

        The outcome of this action is uncertain, and a requirement could be imposed that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding may become liable for a monetary fine.

        In April 2003, two lawsuits were filed against SSF pertaining to its operations in the Broughton Archipelago, British Columbia. Both actions were brought in the name of aboriginal organizations. One of the lawsuits tried to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site. The other lawsuit was for damages and other relief arising from the stocking of aquaculture facilities in territory claimed to be subject to aboriginal title. Both actions are now discontinued.

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

Dividends

        It is our policy to pay a semi-annual cash dividend to our shareholders. The amount to be paid is determined each year by the Board of Directors according to the financial situation of the Company and its investment plans.

        The following table shows the total dividend payments per Common Share, Class B Share, and Founder's Share made during the fiscal years indicated.

	2000	2001	2002	2003	2004
Class of Stock
Common	$0.250	$0.250	$0.250	$0.250	$—
Class B*	$0.250	$0.125	$—	$—	$—
Founder's	$0.005	$0.005	$0.005	$0.005	$—

*
In March 2001 all Class B Shares were reclassified as Common Shares on a one-for-one basis.

        We were prohibited by the terms of our financing arrangements from paying final dividends to our shareholders for the fiscal year ending November 30, 2003. The SNSA Board of Directors has recommended a special dividend payment of $2.00 per share for the fiscal year ending November 30, 2004, pending shareholder approval at our annual meeting on June 9, 2005.

Significant Changes

        Except as described in Note 29 to the Consolidated Financial Statements, included in Item 18 of this Report, Item 4. "Information on the Company—Recent Significant Developments," and Item 5. "Operating and Financial Review and Prospects" and Item 8. "Financial Information—Legal Proceedings" of this Report, there have been no significant changes since November 30, 2004.

Item 9. The Offer and Listing.

Stock Trading History

        The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

Common Shares (Nasdaq)

Quarterly for the two years ended November 30, 2004 and for the quarter ended February 28, 2005	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2005
High	$38.85	—	—	—
Low	$26.41	—	—	—
2004
High	$16.70	$17.35	$16.43	$28.05
Low	$7.33	$11.81	$11.81	$16.67
2003
High	$8.98	$8.20	$7.87	$9.33
Low	$5.20	$5.72	$6.06	$7.80
	Annually for the five years ended November 30,
	2004	2003	2002	2001	2000
High	$28.05	$9.33	$16.98	$20.45	$22.00
Low	$7.33	$5.20	$6.21	$10.50	$11.75

Common Shares (Oslo Børs) (Norwegian kroner)

Quarterly for the two years ended November 30, 2004 and for the quarter ended February 28, 2005	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2005
High	244.00	—	—	—
Low	163.00	—	—	—
2004
High	117.50	122.50	114.25	173.00
Low	49.10	81.50	81.50	114.50
2003
High	64.50	55.00	58.00	67.00
Low	39.20	42.00	41.50	54.00
	Annually for the five years ended November 30,
	2004	2003	2002	2001	2000
High	173.00	67.00	152.00	189.00	225.00
Low	49.10	39.20	47.00	93.00	120.00
	Nasdaq ADS (U.S. dollar)		Oslo Børs (Norwegian kroner)
	High	Low	High	Low
Monthly
2004
November	$28.05	$20.90	173.00	135.00
December	$28.90	$26.41	177.00	163.00
2005
January	$35.38	$27.96	219.00	176.00
February	$38.85	$34.46	244.00	224.00
March	$40.30	$35.22	249.50	224.00
April	$39.60	$32.99	256.50	205.00

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

        Pursuant to our Articles of Incorporation, and as required by current Luxembourg law in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles of Incorporation revising our authorized capital. Amendments increasing our authorized capital were approved at Annual General Meeting of Shareholders held on July 7, 2004, and publication of such amendment in the Official Gazette took place on October 13, 2004. From time to time we take such steps as are required to cause the authorized capital to remain in effect.

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

Material Contracts

        Other than as described herein in Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness" and in Note 17 to our Consolidated Financial Statements included in Item 18 of this Report, we were not party to any other material contracts. The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

The Stolt Fleet Loan with Danish Ship Finance

        On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with previous financings of 14 oceangoing ships that were combined and adjusted to reflect a change in ship ownership structure within certain of our indirect wholly-owned subsidiaries. Stolt Tankers Finance B.V., our wholly-owned subsidiary, is the borrower under this facility and each refinancing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2004 was $301 million. For additional information on this term loan, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—The Stolt Fleet Loan with Danish Ship Finance," and Note 17 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.5 attached to this Report.

The $275 Million Revolving Credit Facility

        On July 19, 2001, we entered into the $275 million secured revolving loan facility with various banks party thereto, including HSBC Investment Bank plc as facility agent. There was $149 million outstanding under this facility as of November 30, 2004 and as of April 30, 2005 there were no outstanding balances. The facility matures on July 19, 2006. SNTG (Liberia) is the borrower under this facility. There are no scheduled repayments of principal under this facility other than at maturity. Seven oceangoing ships are mortgaged as security in support of the $275 million revolving credit facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We and each owner of ships under this facility are guarantors of the obligations of the borrower under the facility. For additional information on this credit facility, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—The $275 Million Revolving Credit Facility," Note 17 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.6 attached to this Report.

$130 Million Revolving Credit Facility

        On March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG as agent. The proceeds of this facility were used to repay the outstanding borrowing under the $240 million multicurrency revolving facility with various banks including DNB NOR Bank as facility agent. As of March 30, 2004, $120 million of this facility was drawn. Under the terms of the facility, the maximum loan availability is reduced every six months by $9.3 million beginning September 2004. Any amount borrowed and repaid may be reborrowed. We have mortgaged eleven ships as security in support of the obligations of the borrower under this facility and the subsidiaries owning these ships have also granted security interests in the earnings and insurance proceeds generated by such ships. We and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility. For additional information on this credit facility, please see Item 5. "Operating and Financial Results and Prospects—Liquidity and Capital Resources—$130 Million Revolving Credit Facility", and Note 17 of the Consolidated Financial Statements included in Item 18 of this Report and Exhibit 4.7 attached to this Report.

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

  •
  Interest paid on bonds and similar securities,

  •
  Dividends distributed,

  •
  Emoluments and fees (tantièmes) paid to non-resident directors, statutory auditors and liquidators.

        The tax liable to the Holding 1929 billionaire is calculated as follows:

A.
If bond interest and interest on other similar securities paid in the year is at least €2,400,000:

•
3% of the interest paid to holders of bonds and similar securities; plus,

•
1.80% of dividends, fees and emoluments up to €1,200,000; plus,

•
0.10% of dividends, fees and emoluments on any excess.

B.
If bond interest and interest on other similar securities paid in the year is less than €2,400,000:

•
3% of the interest paid to holders of bonds and similar securities; plus,

•
3% of the dividends, directors fees and emoluments up to an amount equal to the difference between €2,400,000 and the total amount of interest paid on bonds or other similar securities; plus,

•
1.80% of dividends, fees and emoluments up to a further amount of €1,200,000; and,

•
0.10% of dividends, director's fees and emoluments on any excess.

        In any case, the minimum annual tax that a Holding 1929 billionaire will have to pay amounts to €48,000.

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

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Common Shares or ADSs the treatment of the partnership and a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor.

        Each holder is urged to consult its own tax advisor with respect to the U.S. federal, state; local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

Ownership of ADSs in General

        For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.

Foreign Personal Holding Company Status

        SNSA was a foreign personal holding company for U.S. federal income tax purposes for the taxable year ended November 30, 2004. As a result, U.S. Holders would be subject to U.S. federal income tax on their share of any undistributed foreign personal holding company income (generally, taxable income calculated as if we were a U.S. corporation, subject to adjustments for any dividends paid and certain other items) received by us but not actually distributed to shareholders. To the extent that a U.S. Holder were required to include amounts in income under this rule, such amounts would be added to the tax basis of the Common Shares or ADSs held by such U.S. Holder. We have made distributions in an amount sufficient to eliminate undistributed foreign personal holding company income in the past and, subject to compliance with certain financing covenants limiting our ability to pay dividends; we intend to distribute all such income we may receive in the future. U.S. Holders should note, however, that the foreign personal holding company rules were repealed for taxable years beginning after December 31, 2004 (i.e., the taxable year of SNSA ending November 30, 2005).

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

        Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by SNSA generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income". U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income."

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., if any.

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

Backup Withholding Tax and Information Reporting Requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the U.S., or by a U.S. payor or middleman, to a holder of Common Shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the U.S., or by a U.S. payor or middleman, to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax and information reporting requirements. The backup withholding tax rate is 28% for years through 2010.

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

        The U.S. dollar is the functional currency of the most significant subsidiaries within SNTG. In SSF, the functional currencies are the Norwegian kroner, the British pound, the Japanese yen, the euro, and the U.S. dollar. The net translation adjustments arising on the above currency exposures were gains of $17.1 million, $25.6 million, and $37.9 million for the years 2004, 2003 and 2002, respectively. These are recorded in Other Comprehensive Income (Loss) in the Consolidated Statement of Shareholders' Equity. We do not use derivative instruments to hedge translation exposures or the value of our investments in foreign subsidiaries.

        We are also exposed to fluctuations in non-functional currency revenues and operating expenditures (transaction exposures) and one-off liabilities. To control these economic exposures, our board of directors has established a hedging policy which includes allowable hedging instruments and the duration of the hedges. Normally, all hedges match the currency and maturity of the exposure. We primarily utilize forward exchange contracts negotiated with major banks. Our currency rate exposure policy prescribes the range of allowable hedging activity. The policy does not permit speculative hedging activity of any kind. We currently use forward exchange contracts to hedge capital expenditures, non-functional currency debt, committed operating expenses, and forecasted operating costs. Our primary foreign currency exposures are the euro, Norwegian kroner, British pound, Canadian dollar, Japanese yen and Singapore dollar. All of our forecasted operating cost hedges are designated against specific exposures and classified as cash flow hedges. Cash flow hedges are accounted for under hedge accounting rules that allow derivative gains (losses) to be recorded on the balance sheet until the expenditure occurs.

        Our derivative instruments are over-the counter instruments entered into with major financial credit institutions. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Interest Rate Exposure

        Our exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to LIBOR. As of November 30, 2004, our consolidated debt, after consideration of interest rate swap agreements, was approximately 54% fixed-rate debt.

        Our objective in managing exposure to interest rate changes is to limit the impact of rising interest rates on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, we limit our exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. We maintain fixed rate debt as a percentage of our net debt between a minimum and a maximum percentage, which is set by our Board of Directors.

Bunker Fuel Exposure

        Ship bunker fuel for our tanker operations constituted approximately 21% of the total operating expenses for tankers. We enter into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. Historically, a majority of the contract business of the tanker operations has been protected against a rise in bunker fuel under the terms of our COA. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. As a result, we maintain an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

Market Risk Assessment

        We use a value-at-risk ("VAR") model to assess the market risk of our derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2004, our estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $0.2 million from adverse changes in foreign exchange rates. Our maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.2 million and $0.1 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

        The fair value losses shown in the table below have no impact on our results or financial condition and serve only as an illustration of derivative and short term interest rate volatility. Note that any adverse movement in foreign exchange or bunker derivatives is offset by corresponding changes in the fair value of the underlying exposure being hedged.

	VAR
	As of November 30,
	2004	2003
	($ in millions)
Foreign currency exchange rates	0.2	1.1
Interest rates	0.2	1.7
Bunker fuel rates	0.1	0.7

        The decrease in the VAR, in connection with foreign exchange rates, is attributable to a significant reduction in the financial instruments held by us. This is due to the deconsolidation of SOSA results including their foreign exchange contracts. The decrease in VAR related to interest rates is attributable to the decrease in outstanding variable rate debt in 2004. Total consolidated variable rate debt declined in 2004 as a result of the SOSA deconsolidation and the pay down of some variable rate debt by SNTG.

        A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report, and disclosure relating to the financial instruments is included in Note 27 to the Consolidated Financial Statements, also included in Item 18 of this Report.

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

        There has been no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert.

        Our audit committee currently includes a financial expert as defined under the rules and regulations of the U.S. Securities Exchange Act of 1934, as amended. Roelof Hendriks has been designated as our audit committee financial expert. Mr. Hendriks is an independent director as such term is defined under the Nasdaq Marketplace Rules. We believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability to retain its own independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

Item 16B.    Code of Ethics.

        We have adopted a code of ethics applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics is attached as Exhibit 11 to this Report.

        No changes have been made to the code of ethics since its adoption and no waivers have been granted to the persons indicated above.

Item 16C.    Principal Accountant Fees and Services.

        The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), which includes Deloitte Consulting for each of our previous two fiscal years:

	2004	2003
	(in millions)
Audit fees	$3.2	$5.9
Audit-related fees	0.2	0.2
Tax fees	0.4	0.4
All other fees	—	—

Total	$3.8	$6.5

        The Deloitte & Touche fees pertaining to SOSA are included in the above table for the full year of 2003 and the first quarter of 2004, through the date of deconsolidation of SOSA.

Audit Fees

        Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated financial statements for each of the fiscal years 2004 and 2003, and the reviews of the financial statements included in interim consolidated financial statements during fiscal years 2004 and 2003.

Audit-Related Fees

        Audit-related fees principally constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under "Audit Fees," in each of the fiscal years 2004 and 2003. In fiscal year 2004, audit-related fees principally consisted of fees for procedures relating to the sale of Paragon Litwin by SOSA, assistance with an informal inquiry of SOSA by the SEC, assistance with an SEC comment letter on our 2003 annual report on Form 20-F, audits of U.S. pension plans and a retirement savings plan, and a consent in connection with our registration statement on Form S-8. In fiscal year 2003, audit-related fees principally consisted of fees for the audit of the U.S. pension plans and a retirement savings plan, and the delivery of a consent in connection with a SOSA registration statement on Form S-8.

Tax Fees

        Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning in each of the fiscal years 2004 and 2003. In fiscal year 2004, tax fees principally consisted of fees for advisory services related to tax return compliance work in several countries, mainly the Netherlands and United Kingdom, and general tax matters in the Netherlands. In fiscal year 2003, tax fees principally consisted of fees for advisory services related to tax return compliance work in several countries, mainly the Netherlands and United Kingdom, and general tax matters in several countries, mainly the United States, Canada and the United Kingdom.

All Other Fees

        All other fees constitute the aggregate fees billed for products and services, other than the services reported above under "Audit Fees," "Audit-Related Fees" and "Tax Fees," provided by Deloitte & Touche in each of the fiscal years 2004 and 2003. There were no fees billed in this category in fiscal years 2003 or 2004.

Audit Committee Pre-Approval Policy and Procedure

        Our audit committee adopted a policy on November 18, 2002 to pre-approve all audit and non-audit services provided by our independent public accountants provided to us or our subsidiaries prior to the engagement of our independent public accountants with respect to such services. Prior to engagement of the independent public accountants for the next year's audit, management submits to the audit committee for approval a list of services and related fees expected to be rendered during that year within each of four categories of services—audit, audit related, tax, and all other services. Prior to engagement, the audit committee pre-approves the independent public accountants' services within each category. The audit committee may delegate one or more members who are independent directors of the board of directors to pre-approve the engagement of the independent public accountants. Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

PART III

Item 17.    Financial Statements.

        We have elected to provide financial statements for the fiscal year ended November 30, 2004 and the related information pursuant to Item 18.

Item 18.    Financial Statements.

        See pages F-1 to F-78 and S-1 to S-3, which are incorporated herein by reference.

A.    Consolidated Financial Statements.

        Report of Independent Registered Public Accounting Firm

        Consolidated Statements of Operations for the years ended November 30, 2004, 2003 and 2002

        Consolidated Balance Sheets as of November 30, 2004 and 2003

        Consolidated Statements of Shareholders' Equity for the years ended November 30, 2004, 2003 and 2002

        Consolidated Statements of Cash Flows for the years ended November 30, 2004, 2003 and 2002

        Notes to Consolidated Financial Statements

B.    Supplementary Schedules.

        Report of Independent Registered Public Accounting Firm

        Schedule II-Valuation and Qualifying Accounts

Item 19.    Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of November 17, 2004.
2.1
Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to Exhibit A to Stolt-Nielsen's Registration Statement on Form F-6 (Registration File No. 333-90728) filed with the Securities and Exchange Commission on June 13, 2002.
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
4.2
Addendum to the Joint Service Agreement, dated March 2, 2000, between Stolt Tankers Inc. and Stolt Parcel Tankers Inc., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, Rederi AB Sunship and NYK Stolt Tankers S.A. Incorporated by reference to Exhibit 4.2 of Stolt- Nielsen's Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.

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
4.5
Loan Agreement, dated as of November 20, 2002, between Stolt-Nielsen S.A., as borrower, and Danish Ship Finance, as lender. Incorporated by reference to Exhibit 4.5 of Stolt-Nielsen S.A.'s Annual Report on Form 20-F for the fiscal year ended November 30, 2003, filed with the Securities and Exchange Commission on June 16, 2004.
4.6
$275 Million Secured Multi-Currency Revolving Loan Facility Agreement, dated July 19, 2001 and amended and restated on November 25, 2002 among Stolt-Nielsen Transportation Group Ltd., as borrower, Salomon Brothers International Limited, DnB NOR Bank ASA (formerly known as Den norske Bank ASA), HSBC Investment Bank plc, Deutsche Bank AG in Hamburg, and Nordea Bank Norge ASA, New York Branch (formerly known as Christiania Bank OG Kreditkasse, ASA, New York Branch), as joint arrangers, the banks listed in Schedule 1 thereto and others from time to time party thereto, as banks, HSBC Investment Bank plc, as facility agent, HSBC Bank PLC, as security trustee, Salomon Brothers International Limited and DnB NOR Bank ASA (formerly Den norske Bank ASA), as syndication agents and joint book managers, and Nordea Bank Norge ASA, New York Branch, as documentation agent, as amended from time to time. Incorporated by reference to Exhibit 4.6 of Stolt-Nielsen S.A.'s Annual Report on Form 20-F for the fiscal year ended November 30, 2003, filed with the Securities and Exchange Commission on June 16, 2004.
4.7
$130 Million Revolving Credit Facility Agreement, dated March 30, 2004, among Stolt-Nielsen Transportation Group Ltd., as borrower, Stolt-Nielsen S.A., the banks and financial institutions listed on Schedule 1 thereto, as banks, Schiffshypothekenbank Zu Lubeck AG, as facility agent and security trustee, the banks and financial institutions listed on Schedule 2 Part A, as joint lead arrangers, the banks and financial institutions listed on Schedule 2 Part B, as joint arrangers, and Deutsche Schiffsbank AG, as Co-Arranger. Incorporated by reference to Exhibit 4.7 of Stolt-Nielsen S.A.'s Annual Report on Form 20-F for the fiscal year ended November 30, 2003, filed with the Securities and Exchange Commission on June 16, 2004.
4.8	Contribution Agreement, dated December 3, 2004, between Nutreco Holding N.V., Stolt Sea Farm Investments B.V. and Stolt-Nielsen S.A. (the "Contribution Agreement").
4.9	Amendment Agreement dated April 29, 2005 to the Contribution Agreement between Nutreco Holding N.V., Stolt Sea Farm Investments B.V. and Stolt-Nielsen S.A.
4.10	Shareholders Agreement dated April 29, 2005 between Nutreco Holding N.V., Stolt-Nielsen S.A. and Stolt Sea Farm Investments B.V.
4.11	Subordinated Shareholder Loan Agreement dated April 29, 2005 between Stolt Sea Farm Investments B.V. and Marine Harvest N.V.

8.1	Significant subsidiaries as of the end of the year covered by this Report. See "Item 4. Information on the Company—Significant Subsidiaries."
11	Code of Ethics.
12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 4, 2003.*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002, dated June 4, 2003.*
14.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
14.2	Consent of Elvinger, Hoss & Prussen.

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
Date: May 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 19 to the consolidated financial statements, effective December 1, 2003, the Company changed its method of accounting for variable interest entities to conform to FASB Interpretation No. 46 (R), "Consolidation of Variable Interest Entities". As discussed in Note 2 to the consolidated financial statements, effective December 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP
New York, New York
May 12, 2005

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except per share data)
Operating Revenue (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	$845,623	$762,068	$747,220
Tank Containers	297,495	254,692	227,600
Terminals	75,618	63,896	58,549

	1,218,736	1,080,656	1,033,369
Stolt Offshore	276,393	1,482,273	1,437,488
Stolt Sea Farm	459,073	461,817	435,706
Corporate and other	1,515	1,624	1,581

	1,955,717	3,026,370	2,908,144
Operating Expenses (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	643,494	615,617	596,016
Tank Containers	246,172	208,921	183,816
Terminals	45,401	41,147	37,576

	935,067	865,685	817,408
Stolt Offshore	267,150	1,590,574	1,395,007
Stolt Sea Farm	438,635	481,939	427,704

	1,640,852	2,938,198	2,640,119
Gross Profit	314,865	88,172	268,025
Equity in net income (loss) of non-consolidated joint ventures (Note 13)	26,239	(11,143)	13,981
Administrative and general expenses	(229,998)	(241,695)	(210,636)
Impairment of Stolt Offshore tangible fixed assets (Note 5)	—	(176,522)	—
Write-off of goodwill (Note 6)	—	(2,360)	(118,045)
Restructuring charges (Note 9)	(2,679)	(18,373)	(9,601)
Gain (loss) on disposal of assets, net (Note 7)	9,561	(1,417)	10,262
Other operating income (expense), net	5,593	(6,508)	(3,110)

Income (Loss) from Operations	123,581	(369,846)	(49,124)
Non-Operating Income (Expense):
Interest expense	(86,089)	(99,823)	(95,612)
Interest income	5,076	7,051	2,549
Foreign currency exchange gain	6,070	13,364	1,155
Gain on sales of Stolt Offshore common stock (Note 8)	24,870	—	—

Income (Loss) before Income Tax Provision, Minority Interest, Equity in Income of Stolt Offshore and Cumulative Effect of a Change in Accounting Principle	73,508	(449,254)	(141,032)
Income tax provision (Note 10)	(13,817)	(15,272)	(17,969)

Income (Loss) before Minority Interest, Equity in Income of Stolt Offshore and Cumulative Effect of a Change in Accounting Principle	59,691	(464,526)	(159,001)
Minority interest (Note 22)	7,584	148,540	56,196
Equity in income of Stolt Offshore	9,371	—	—

Income (Loss) before Cumulative Effect of a Change in Accounting Principle	76,646	(315,986)	(102,805)
Cumulative effect of a change in accounting principle (Note 19)	(1,776)	—	—

Net Income (Loss)	$74,870	$(315,986)	$(102,805)

Income (Loss) per Common Share (Note 2):
Basic
Income (loss) before cumulative effect of a change in accounting principle	$1.24	$(5.75)	$(1.87)
Cumulative effect of a change in accounting principle	(0.03)	—	—

Net Income (loss)	$1.21	$(5.75)	$(1.87)

Diluted
Income (loss) before cumulative effect of a change in accounting principle	$1.22	$(5.75)	$(1.87)
Cumulative effect of a change in accounting principle	(0.03)	—	—

Net Income (loss)	$1.19	$(5.75)	$(1.87)

Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	61,767	54,949	54,930
Diluted	62,630	54,949	54,930

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2004	2003
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$71,447	$150,039
Trade receivables (net of allowance for doubtful accounts of $8,009 in 2004 and $24,092 in 2003)	171,508	520,325
Inventories (Note 11)	220,861	251,127
Receivables from related parties (Note 13)	5,223	33,260
Restricted cash deposits (Note 12)	497	27,549
Prepaid expenses	52,450	84,857
Assets held for sale (Note 4)	—	106,152
Other current assets	16,335	14,837

Total Current Assets	538,321	1,188,146

Fixed Assets, at Cost:
SNTG Tankers	1,982,582	1,649,745
SNTG Tank containers	103,020	103,628
SNTG Terminals	310,301	286,771
Stolt Offshore	—	933,336
Stolt Sea Farm	275,334	252,350
Other	43,072	54,008

	2,714,309	3,279,838
Less—accumulated depreciation and amortization	(1,194,261)	(1,238,694)

Fixed assets, net	1,520,048	2,041,144

Investments in and advances to non-consolidated joint ventures (Note 13)	74,689	138,835
Investments in and advances to Stolt Offshore (Note 14)	133,400	—
Deferred income tax assets (Note 10)	25,085	27,572
Goodwill (Note 6)	28,843	42,481
Other intangible assets, net (Note 6)	32,864	31,244
Other assets	78,803	110,023

Total Assets	$2,432,053	$3,579,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans (Note 16)	$292,495	$479,448
Current maturities of long-term debt and capital lease obligations (Note 17)	165,798	242,582
Accounts payable	89,011	615,066
Accrued voyage expenses	56,383	45,859
Accrued expenses	137,174	158,256
Liabilities pertaining to assets held for sale (Note 4)	—	57,855
Other current liabilities	32,883	89,491

Total Current Liabilities	773,744	1,688,557

Long-term debt and capital lease obligations (Note 17)	654,558	977,667
Deferred income tax liabilities (Note 10)	36,319	24,944
Other liabilities	80,786	141,710
Minority interest (Note 22)	3,353	52,353
Commitments and contingencies (Notes 20 and 21)
Shareholders' Equity (Note 24):
Founder's shares: no par value—30,000,000 shares authorized, 15,844,190 issued in 2004 and 15,659,549 shares issued in 2003 at stated value, less 1,922,203 treasury shares in 2003	—	—
Common shares: no par value—120,000,000 shares authorized, 63,376,760 shares issued in 2004 and 62,638,197 in 2003 at stated value	63,377	62,639
Paid-in surplus	311,016	335,499
Retained earnings	523,368	448,498
Accumulated other comprehensive loss, net	(14,468)	(18,398)

	883,293	828,238
Less—Treasury stock-at cost, 7,688,810 Common shares in 2003	—	(134,024)

Total Shareholders' Equity	883,293	694,214

Total Liabilities and Shareholders' Equity	$2,432,053	$3,579,445

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except per share data)
Balance, December 1, 2001	$62,607	$384,199	$134,024	$894,897	$(107,057)
Exercise of stock options for 31,638 Common shares	32	312	—	—	—
Issuance of 4,910 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,733)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(29,372)	—	—	—
Impact of debt to equity conversions with Stolt Offshore (Note 3)	—	(14,246)	—	—	—
Net loss	—	—	—	(102,805)	—	$(102,805)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	37,896	37,896
Unrealized loss on securities	—	—	—	—	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax benefit of $3,111	—	—	—	—	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	19,690	19,690

Other comprehensive income, net						49,078

Comprehensive loss						$(53,727)

Balance, November 30, 2002	62,639	340,893	(134,024)	778,290	(57,979)
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustment, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)

Other comprehensive income, net						39,581

Comprehensive loss						$(276,405)

Balance, November 30, 2003	62,639	335,499	(134,024)	448,498	(18,398)
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—
Issuance of 184,641 Founder's shares	—	—	—	—	—
Sale of 7,688,810 Common shares from Treasury stock (Note 24)	—	(32,982)	134,024	—	—
Net income	—	—	—	74,870	—	$74,870

Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108
Minimum pension liability adjustment, net of tax benefit of $153	—	—	—	—	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)

Other comprehensive income, net						3,930

Comprehensive income						$78,800

Balance, November 30, 2004	$63,377	$311,016	$—	$523,368	$(14,468)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Cash Flows from Operating Activities:
Net Income (Loss)	$74,870	$(315,986)	$(102,805)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:
Cumulative effect of a change in accounting principle	1,776	—	—
Depreciation of fixed assets	117,385	191,401	197,837
Amortization of intangible assets	1,704	4,041	11,294
Impairment of Stolt Offshore tangible fixed assets	—	176,522	—
Write-off of goodwill	—	2,360	118,045
Amortization of drydock costs	14,024	25,490	27,458
Provisions (reversals/benefits) for reserves and deferred taxes	123	15,037	(16,871)
Equity in net (income) loss of non-consolidated joint ventures	(26,239)	11,143	(13,981)
Minority interest	(7,584)	(148,540)	(56,196)
Foreign currency related gains	(7,037)	—	—
Gain on sales of Stolt Offshore common stock (Note 8)	(24,870)	—	—
(Gain) loss on disposal of assets, net	(9,561)	1,417	(10,262)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Decrease in trade receivables	64,088	91,621	44,091
Decrease (increase) in inventories	33,197	(30,237)	(41,053)
Decrease (increase) in prepaid expenses and other current assets	32,717	2,259	(24,176)
Net realized and unrealized mark to market hedging transaction	—	(11,469)	—
(Decrease) increase in accounts payable and other current liabilities	(76,591)	60,164	16,671
Payments of drydock costs	(16,551)	(18,873)	(38,405)
Dividends from non-consolidated joint ventures	16,887	25,010	20,829
Other, net	(2,547)	155	4,157

Net Cash Provided by Operating Activities	185,791	81,515	136,633

Cash Flows from Investing Activities:
Capital expenditures	(52,908)	(88,052)	(122,588)
Proceeds from sales of ships and other assets	32,842	102,683	158,029
Proceeds from sale of Stolt Offshore common stock (Note 8)	6,679	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	(2,234)
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(12,447)	(60,557)
Amounts from (investments in and advances to) affiliates and others, net	21,051	10,993	1,543
Decrease (increase) in restricted cash deposits	23,566	(25,433)	(179)
Impact of deconsolidation of Stolt Offshore (Note 2)	(184,431)	—	—
Other, net	(3,292)	40	(2,178)

Net Cash Used in Investing Activities	(156,493)	(12,216)	(28,164)

Cash Flows from Financing Activities:
(Decrease) increase in loans payable to banks, net	(230,976)	147,110	45,234
Repayment of long-term debt	(237,375)	(238,807)	(109,920)
Principal payments under capital lease obligations	(89)	(598)	(24,066)
Proceeds from issuance of long-term debt-ship financing/other	150,000	148,320	50,242
Proceeds from issuance of Stolt Offshore common stock	100,700	—	—
Fees related to issuance of Stolt Offshore common stock	(6,200)	—	—
Repurchase of shares by Stolt Offshore	—	(1,002)	(56,493)
Proceeds from exercise of stock options in the Company and Stolt Offshore	9,237	—	449
Net proceeds from sale of treasury shares through private placement	101,042	—	—
Proceeds from settlement of derivative instruments	—	16,827	—
Dividends paid to SNSA shareholders	—	(13,806)	(13,802)
Dividends paid to minority interests	—	(2,194)	(2,352)

Net Cash (Used In) Provided by Financing Activities	(113,661)	55,850	(110,708)

Effect of exchange rate changes on cash	5,771	2,017	247

Net (Decrease) Increase in Cash and Cash Equivalents	(78,592)	127,166	(1,992)
Cash and cash equivalents at beginning of year	150,039	22,873	24,865

Cash and Cash Equivalents at End of Year	$71,447	$150,039	$22,873

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nature of Business Operations

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, its subsidiaries and equity investees (collectively, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a company accounted for on the equity method of accounting, which prior to the second quarter of 2004 was consolidated into the accompanying financial statements. The Company held a 41.7% economic and voting interest in SOSA as of November 30, 2004. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. See Note 2, "Significant Accounting Policies" and Note 29, "Subsequent Events" for further discussion.

        The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

        In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other", as applicable, throughout the consolidated financial statements and notes thereto.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of all majority-owned subsidiaries, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        As of November 30, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in consolidation of SOSA's financial statements in the Company's consolidated balance sheet and statements of operations, net of minority interest. On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to qualified investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian Kroner per share with proceeds of $6.7 million received on

February 25, 2004. The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting has been applied for the Company's remaining investment in SOSA subsequent to deconsolidation.

Revenue Recognition

        The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," for each of its three businesses.

        SNTG-Tankers    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2004 and 2003, deferred revenues of $28.2 million and $24.1 million, respectively, are included in "Accrued voyage expenses" in the accompanying consolidated balance sheets.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Joint Service. The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include distributions to the other participants of $70.7 million, $66.9 million and $71.9 million for the years ended November 30, 2004, 2003 and 2002, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $44.6 million, $38.4 million and $40.5 million, respectively. As of November 30, 2004 and 2003, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $5.2 million and $3.6 million, respectively, and amounts payable to unaffiliated third party participants in the Joint Service were $2.9 million and $2.5 million, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2004 and 2003, respectively.

        SNTG-Tank Containers    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG-Terminals    Revenues for terminal operations consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

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

        A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. As of November 30, 2003, no significant revenue relating to unagreed claims or disputed receivables was included in revenues or receivables that has not been subsequently collected in full.

        During the course of multi-year projects, the accounting estimates for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change. These revisions to estimates do not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

        The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenue and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net adverse effect on net loss of SOSA (before minority interest) of significant revisions to contract estimates was $(216.0) million in 2003 and $(58.8) million in 2002. Accordingly, actual results may differ significantly from original estimates on these projects. However, the Company believes SOSA's original estimates are reliable. The Company believes SOSA sufficiently understands and assesses its business risks in a manner that allows SOSA to best evaluate the outcomes of projects for the purpose of making reasonably dependable estimates.

SSF

        SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB (Freight on Board) processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and doubtful debt provisions and write-offs.

Corporate and Other

        OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Operating Expenses

        SNTG—Tankers    Tankers incurred operating expenses of $643.5 million, $615.6 million and $596.0 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (i.e. ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, liability insurance premiums and other operating expenses (i.e. voyage costs, barging expenses, provisions, ship supplies, line haul, cleaning, cargo survey costs and foreign exchange hedging costs).

        SNTG—Tank Containers    Tank Containers incurred operating expenses of $246.2 million, $208.9 million and $183.8 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs such as ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (i.e. depot expenses, agency fees and refurbishing costs).

        SNTG—Terminals    Terminals incurred operating expenses of $45.4 million, $41.1 million and $37.6 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs such as labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (i.e. through put charges, survey costs, cleaning, line haul, rail costs and tank care hire costs).

SOSA

        SOSA incurred operating expenses of $267.2 million for the first quarter of 2004 (the period prior to deconsolidation), and $1,590.6 million and $1,395.0 million for the years ended November 30, 2003 and 2002, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (i.e. tendering, product line management, procurement costs, cost of goods sold, and subcontract costs); personnel costs (i.e. salaries and benefit costs); vessel and equipment costs (i.e. vessel hire, equipment rental, maintenance and repair costs, drydock and mobilization costs, fuel, logistics and insurance costs); and depreciation and amortization (i.e. tangible and intangible assets used in operations), and information systems and administrative costs for support embedded within projects.

SSF

        SSF incurred operating expenses of $438.6 million, $481.9 million and $427.7 million for the years ended November 30, 2004, 2003 and 2002, respectively, which consist of direct costs associated with the farming, processing, and distribution of seafood (including depreciation), costs of purchasing fish, freight to customers according to the terms of the sale, and provisions against inventories.

        These costs include production cost of goods sold (PCOGS), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs; distribution and handling costs; storage, import duties, stock write downs, lower of cost or market provisions and mortality losses.

Administrative and General Expenses

        Administrative and General expenses for all SNSA businesses include the following related costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

        These costs are incurred for the following functions: executive management, divisional management (SNTG), regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing (SNTG and SSF), risk and insurance management, ship administrative operations and management (SNTG), and farming administrative management (SSF).

Concentration of Credit Risk

        The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each year and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage-of-completion accounting for construction projects, recognition of revenue in respect of variation orders and claims, tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, provides for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 20, "Commitments and Contingencies" and Note 21, "Legal Proceedings" for further discussion.

Environmental Matters

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 20, "Commitments and Contingencies" and Note 21, "Legal Proceedings" for further discussion.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends that are expected to be paid in U.S. dollars. SNSA's reporting currency and functional currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain" in the accompanying consolidated statements of operations.

        At the end of the 2003 third quarter, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. This change was as a result of the fact that the Company suspended any further loans from SNTG (Liberia) to the SSF group, as a result of waiver agreements on certain of the Company's financing agreements. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans. As such, in order to increase liquidity of the SSF group of companies, the long-term loans were redesignated as non-permanent and are intended to be repaid in due course. This change in designation required the loans to be revalued through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal 2003 year, which resulted in a $12.7 million foreign currency gain in 2003. The comparable gain for the full year of 2004 was $13.2 million.

        Stolt Sea Farm Holdings B.V. ("SSFHBV") manages the liquidity of the SSF group and had made several loans to operating companies on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, related gains or losses on the loans were reported and accumulated in the same manner as translation adjustments when the financial statements of the entities are consolidated.

        Historically, SSFHBV's source of funds was loans from SNTG (Liberia). In 2003, SNSA suspended any further loans from SNTG (Liberia) to SSFHBV as waiver agreements with SNSA/SNTG (Liberia) creditors included restrictions on investments by SNTG (Liberia) to SSF companies. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans.

Restructuring Charges

        The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 "Employers' Accounting for Postemployment Benefits". In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

        Where the termination costs are of a "one-time" involuntary nature, the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This includes costs for severance, and the costs for vacated property. The Company provides for these costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees' required period of service, if any.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.6 million, $0.5 million and $0.2 million of interest in fiscal years 2004, 2003 and 2002, respectively.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries through the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Company believes, based upon objectively verifiable evidence, is realizable. The only objectively verifiable evidence the Company used in determining the need for a valuation allowance included the future reversals of existing temporary taxable differences. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of operations in the year in which the enactment date changes.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Income (loss) per Common Share

        Basic income (loss) per common share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the treasury stock method. As further discussed in Note 24, "Capital Stock, Founder's Shares and Dividends Declared," Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to common shareholders. Founder's shares are not included in the basic or diluted weighted average shares outstanding in the computation of income (loss) per common share.

        The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except per share data)
Net Income (Loss)	$74,870	$(315,986)	$(102,805)
Less: dividends on Founder's shares	—	(69)	(69)

Net income (loss) attributable to common shareholders	$74,870	$(316,055)	$(102,874)

Basic weighted average shares outstanding	61,767	54,949	54,930
Dilutive effect of stock options	863	—	—

Diluted weighted average shares outstanding	62,630	54,949	54,930

Basic Income (Loss) per share	$1.21	$(5.75)	$(1.87)
Diluted Income (Loss) per share	1.19	(5.75)	(1.87)

        Outstanding stock options to purchase 2,649,302 shares were not included in the computation of diluted EPS for the year ended November 30, 2004 because these stock options had exercise prices in excess of the average market prices for the year, and to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2003 and 2002 do not include common share equivalents in respect to stock options of 117,648 and 181,561, respectively, as their effect would be antidilutive. All outstanding stock options to purchase 3,962,918 and 3,423,080 shares were excluded from the calculation of diluted EPS in 2003 and 2002, respectively, as the Company incurred net losses in these years. Refer to Note 25, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SOSA inventories and work in progress are stated at the lower of cost or net realizable value, with provisions made against slow moving and obsolete items. The provision for excess and obsolete items is analyzed at least annually on the basis of inventory counts, a review of recent and planned inventory use, assessments of technical obsolescence, and physical inspections. Cost is determined in accordance with the weighted-average cost method.

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing-off the accumulated costs associated with that biomass at the time of the mortality.

        At SSF, the notion of abnormal losses is specific to the aquaculture business. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the process from egg to grown fish. This is known as normal mortality, and it varies from species to species, region to region, and depending on the stage in the life cycle of the fish. Normal mortality levels are set by management in each region for each species they farm. Because normal mortalities are an expected cost of getting a population of fish to market, the costs incurred in growing fish which are lost due to normal mortality are carried in the cost of inventory of the remaining fish which are harvested and sold.

        Abnormal mortality is mortality which is beyond what is normal mortality in terms of cause. Usually this would be caused by an identifiable external factor like a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

        Costs are charged to the consolidated statements of operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the year. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the year in which they are incurred.

        SSF recorded provisions and write-downs of $4.1 million, $14.8 million and $3.6 million in 2004, 2003 and 2002, respectively, against the carrying value of inventories, which is included in "Operating expenses" in the consolidated statements of operations.

Assets Held for Sale

        The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:
Tanks and structures	30 to 40 years
Other support equipment	5 to 35 years
Buildings	30 to 50 years
Other Assets	3 to 10 years
SOSA
Construction Support Ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Pipelay barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF
Transportation equipment	3 to 10 years
Operating equipment	3 to 10 years
Buildings	40 years
Other Assets	2 to 10 years

        Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of scrap or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of deferred drydock costs, for the years ended November 30, 2004, 2003 and 2002, was $117.4 million, $191.4 million and $197.8 million, respectively.

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the year in which it is incurred. In connection with the adoption of SFAS No. 143 in fiscal 2003, the Company recorded assets and liabilities associated with certain of its SSF facilities of approximately $1.6 million, with no material impact on its results of operations for 2003 or 2004.

        Drydock costs are accounted for under the deferral method, whereby the Company defers its drydock costs and amortizes them over the period until the next drydock. Amortization of deferred drydock costs was $14.0 million, $25.5 million and $27.5 million for the years ended November 30, 2004, 2003 and 2002, respectively. The unamortized portion of deferred drydock costs of $33.2 million and $51.7 million is included in "Other assets" in the accompanying consolidated balance sheets at November 30, 2004 and 2003, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2004, 2003, and 2002, were $49.4 million, $86.8 million and $83.2 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

        The costs for research and development are insignificant and are expensed as incurred.

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

        For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

        The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counter party exposure and hedging practices. During August 2003, SOSA closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The gain realized when those positions were closed was deferred in Accumulated Other Comprehensive Loss, net and is being released to the results of operations in line with the original underlying transactions for which the hedges were designated.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations.

        Refer to Note 27, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Interest, net of amounts capitalized	$79,819	$87,304	$90,346
Income taxes	16,777	15,737	17,640

        The following table represents the balance sheet changes reflected in the impact of deconsolidating Stolt Offshore on the consolidated statement of cash flows for the year ended November 30, 2004. As of the date of deconsolidation, Stolt Offshore's cash and cash equivalents balance was $184.4 million, and has been reflected in the accompanying consolidated statement of cash flows for the year ended November 30, 2004 as a net reduction in cash flows from investing activities.

Impact of deconsolidation of Stolt Offshore

(in thousands)
Decrease in reserves and taxes	$(80,903)
Decrease in trade receivables	304,042
Decrease in inventories	29,417
Decrease in prepaid expenses and other current assets	41,132
Decrease in accounts payable and accrued accounts	(501,726)
Decrease in investments in and advances to affiliates and others, net	39,705
Decrease in restricted cash deposits	3,460
Decrease in fixed assets, net	533,040
Decrease in other long term assets	32,986
Decrease in intangibles, net	8,771
Investment in SOSA	(133,400)
Increase of common stock by SOSA, net of fees	(94,500)
Change in accumulated other comprehensive income	(20,603)
Decrease in loans payable and capital lease obligations	(30)
Decrease in loans payable to banks	(345,000)
Other, net	(822)

$(184,431)

Investment Securities

        The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Accumulated other comprehensive loss, net" until realized. As of November 30, 2004 and 2003, available for sale investments of $nil and $1.2 million, respectively, are included in "Other assets" in the accompanying consolidated balance sheets.

Investments in and Advances to Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operations of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the joint venture.

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

Goodwill and Other Intangible Assets

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the method by which companies recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill and indefinite lived intangible assets on a prospective basis ceased as of December 1, 2002, the date of adoption of SFAS No. 142, and thereafter all goodwill and intangibles with indefinite lives are tested for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets. There were no impairment charges upon the adoption of SFAS No. 142 although there were certain impairment charges recognized during 2003 and 2002. See Note 6, "Goodwill and Other Intangible Assets" for further discussion.

        The following adjusted financial information reflects the impact that SFAS No. 142 would have had on net income (loss), and diluted income (loss) per share for years presented if it had been in effect for all years presented:

	2004			2003		2002
	Net Income (Loss)	Basic Income (Loss) Per Share	Diluted Income (Loss) Per Share	Net Income (Loss)	Basic & Diluted Income (Loss) Per Share	Net Income (Loss)	Basic & Diluted Income (Loss) Per Share
	(in thousands, except for per share data)
Amounts as reported	$74,870	$1.21	$1.19	$(315,986)	$(5.75)	$(102,805)	$(1.87)
Goodwill and intangible asset amortization net of minority interest	—	—	—	—	—	3,385	0.06

Amounts as adjusted	$74,870	$1.21	$1.19	$(315,986)	$(5.75)	$(99,420)	$(1.81)

        Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected future cash flows to estimate fair value. Total amortization of goodwill and other intangible assets was $1.7 million, $4.0 million and $11.3 million in 2004, 2003 and 2002, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets.

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

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. The Company accounts for the 1987 and 1997 Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1999 and 2004, including the 1987 and 1997 Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except for per share data)
Net Income (Loss), as reported	$74,870	$(315,986)	$(102,805)
Stock-based compensation included in reported income	—	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest	(2,506)	(4,397)	(4,853)

Net Income (Loss), Pro Forma	$72,364	$(320,383)	$(107,658)

Basic Net Income (Loss) per share:
As Reported	$1.21	$(5.75)	$(1.87)
Pro Forma	1.17	(5.83)	(1.96)
Diluted Net Income (Loss) per share:
As Reported	$1.19	$(5.75)	$(1.87)
Pro Forma	1.16	(5.83)	(1.96)

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rates	3.9%	3.8%	5.4%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	46.2%	45.5%	43.0%
Expected dividend yields	3.4%	2.0%	1.6%

        SFAS No. 123 does not apply to awards prior to 1996, and additional awards in future years are anticipated. Refer to Note 25, "Stock Option Plan" for further discussion. See "Future Adoption of New Accounting Standards" below for a discussion of the required adoption of SFAS 123 (R) in fiscal 2006.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

        Accumulated other comprehensive loss, as of November 30, 2004 and 2003, consisted of the following:

	2004	2003
	(in thousands)
Cumulative translation adjustments, net	$(10,351)	$(25,800)
Minimum pension liability adjustment, net of tax (and impact of minority interest in SOSA in 2003)	(6,204)	(9,144)
Net unrealized gain on cash flow hedges	2,087	16,546

Total accumulated other comprehensive loss, net	$(14,468)	$(18,398)

Future Adoption of New Accounting Standards

        In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment". This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 (R) requires that compensation costs related to share based payment transactions be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instrument issued. Compensation costs will be recognized over the period in which an employee provides service in exchange for the award. SFAS No. 123 (R) is effective for the Company as of the beginning of the first fiscal quarter of 2006. The Company is continuing to account for stock-based compensation according to APB No. 25, and has disclosed the effects of SFAS No. 123 on reported net income (loss) as noted above in "Stock-Based Compensation". The Company is currently evaluating the impact that the adoption of SFAS 123 (R) will have on its results of operations. However, the Company does not believe that the adoption of SFAS 123 (R) will have a materially different impact on its results of operations as compared to the effects noted above in "Stock-Based Compensation".

        In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for nonmonetary exchange of similar productive assets, and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The Company plans to adopt SFAS No. 153 in fiscal 2005, and does not anticipate any material impact on its consolidated financial statements.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 supersedes FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. Amounts included in Note 23, "Pension and Benefit Plans" for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost reflect amounts associated with the subsidy. FSP No. 106-2 was adopted by the Company in 2004, with no material impact on the Company's consolidated financial statements.

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

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounted for the investment in NKT as a non-consolidated joint venture under the equity method prior to the deconsolidation of SOSA in 2004.

        On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the tables in the paragraphs to follow. $1.6 million related to the settlement of the minimum share price guarantee, and was the difference between the guaranteed price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

        In March 2003, SOSA paid cash of $13.5 million to repurchase 879,121 of its Common Shares from NKT Holding A/S at an average guaranteed price of $15.30 per share, as shown in the tables in the paragraphs to follow. These shares represent the remaining balance of shares to be bought back from NKT Holdings A/S by SOSA.

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

        The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid-in Surplus. No gain was recognized in the consolidated statement of operations relative to the issuance of the SOSA common stock.

Minimum Share Price Guarantees

        When SOSA made the acquisitions of ETPM and NKT, the consideration was paid partly in cash and partly in the form of SOSA common shares with a guaranteed minimum future share price. This future price was the result of negotiations with the seller concerning the value of the assets being acquired together with the expected growth in share price, which would result from the added value generated by the assets. This in turn determined the number of shares required to be issued. The proceeds recorded by SOSA from the issuance of these shares were based on this guaranteed minimum future share price multiplied by the number of shares issued. The difference between the nominal value of the shares ($2) and the guaranteed minimum share price was credited to Paid-in Surplus of SOSA at the time the shares were issued. Upon buy-back of the shares the shortfall between the current market price and the guaranteed minimum price was debited to Paid-in Surplus of SOSA.

        On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the tables in the paragraphs to follow. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

        SNSA's accounting for the shares repurchased by SOSA in 2002 and 2003 as a result of the settlement of the share price guarantees resulted in a reduction to SNSA's Paid-in Surplus of $29.4 million in 2002 and $5.4 million in 2003. The net effect of these transactions on the financial statements of SNSA is as follows (in thousands):

	Paid-in Surplus	Minority Interest	Goodwill	Cash
2003	$5,394	$8,055	—	$(13,449)

2002	$29,372	$79,822	$7,856	$(117,050)

        In addition to the charges to Paid-in Surplus of $29.4 million in 2002 and $5.4 million in 2003, the above transactions resulted in entries to: (i) reduce the minority shareholders' interest in SOSA for $79.8 million in 2002 and $8.1 million in 2003 as a result of the Company's increased percentage ownership in SOSA after the shares were bought back, (ii) record goodwill of $7.9 million in 2002, which represents an addition to the excess of the investment in SOSA over the net book value of the Company's share of the equity of SOSA, as a result of the share buyback (as the market value of the stock repurchased exceeded the average net book value per share of the Company's investment in SOSA shares) and (iii) credit cash for $117.1 million in 2002 and $13.4 million in 2003, as indicated in the consolidated statement of cash flows for each year.

SNSA Debt to Equity Conversions with SOSA

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

        The above transactions resulted in a net charge to minority interest in SOSA and a credit to Paid-in-Surplus of SNSA for $9.6 million which represents the net dilution of the minority interests' proportion of SOSA's book equity as well as the net increase in SNSA's proportion of SOSA's equity, net of the consideration for the additional shares.

        In 2002, the Company corrected the accounting for a similar transaction that occurred in 2000 on a prospective basis, resulting in a reduction of $23.8 million to Paid-in-Surplus and goodwill. As such, in 2002, SNSA's Paid-in-Surplus was reduced by $14.2 million, representing the net of the increase in Paid-in Surplus of $9.6 million described above and the reduction to Paid-in-Surplus of $23.8 million.

SOSA Share Repurchases—Impact on SNSA

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

        The NKT and ETPM acquisition transactions resulted in a gain on the sale of stock of a subsidiary at the SNSA consolidated level where realization was uncertain, so the initial gain in 2000 was recorded within SNSA equity as an addition to Paid-in Surplus of $32.5 million. Upon settlement of the share price guarantees by SOSA in 2002, the underlying transactions settled up at approximately the book value of the Company's investment in SOSA. As such, the Company reduced the previously recorded increase to Paid-in Surplus by $29.4 million in 2002, upon settlement of the share price guarantees.

        The difference of $3.1 million ($32.5 million less $29.4 million) pertains to the portion of the credit to SNSA Paid-in Surplus that related to the 629,500 shares of SOSA that NKT had previously sold in the open market. As noted above, the settlement of SOSA's remaining share price guarantees in 2003 resulted in a reduction to SNSA's Paid-in Surplus of $5.4 million.

4.    Assets Held for Sale

        As a part of its new strategic focus in 2003, SOSA identified a number of assets and businesses which it no longer considered essential to be performed in-house in order to execute core operations. A divestment program was commenced by SOSA in 2003 and completed in the first quarter of 2005. Services such as surveying, surface welding and Remotely Operated Vehicle ("ROV") drill support services are not central to SOSA's focus on the SURF market. Nevertheless, such services will remain part of SOSA's project bidding and when customers in the future require such services, SOSA will purchase them from third parties. Further, SOSA reorganized its engineering functions and integrated them into the regional structure. This involved the retention of approximately 100 engineers from the Paragon companies (as discussed below). Consequently, SOSA no longer required engineering services to be provided by the Paragon companies, which have been offered for sale. As of November 30, 2003, the following assets were classified as "Assets Held for Sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

ROV drill-support

        This business involved approximately 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West Africa, South

America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million recorded in the first quarter of 2004, and is included in "Gain (loss) on disposal of assets, net" in the consolidated statement of operations.

Serimer DASA

        SOSA sold its welding services subsidiary, Serimer Dasa, to Serimer Holdings, a third party purchaser, on May 31, 2004 for proceeds of $40 million, realizing a gain on disposal of $25.2 million that is reflected as a component of "Equity in Stolt Offshore net income" in the consolidated statement of operations. Serimer Dasa was formerly a wholly-owned surface welding services company which was divested as a consequence of SOSA's new strategic focus on the SURF market.

Paragon Companies

        The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia S.r.l. The engineering businesses of the two Paragon U.S.A. Companies, which were acquired in 2001, were sold effective January 19, 2005 to AMEC for $15 million, resulting in a gain of $2.1 million to SOSA. Approximately 100 engineers were retained by SOSA so as to reintegrate into SOSA certain engineering services previously provided by the Paragon Companies. The two European Paragon Companies were sold effective June 9, 2004 to Bateman Oil and Gas BV for proceeds of $nil with no gain or loss on disposal to SOSA.

Survey Business

        This business consists of two owned ships (the Seaway Legend and the Elang Laut), one ship on charter (the Seaway Petrel), marine equipment, spare parts and additional equipment, including five survey ROVs. SOSA intended to sell this business and outsource its survey work to the purchaser. Ultimately, this business was not sold, as SOSA was unable to agree to acceptable terms with the potential buyer for the outsourcing of the survey work.

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

Vessel Sales

        In the first two quarters of 2004, SOSA disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarters of 2004, and a gain of $0.6 million was recorded by SOSA.

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

        As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million. Due to the deconsolidation of SOSA, such amounts are not included in the consolidated balance sheet as of November 30, 2004. A summary of the assets held for sale and the liabilities pertaining to assets held for sale as of November 30, 2003 is as follows:

As of November 30, 2003
(in millions)
Assets
Trade receivables	$42.4
Fixed assets, net	52.4
Other current assets	8.1
Other assets	0.7
Goodwill and other intangible assets	2.6

Total assets held for sale	$106.2

Liabilities
Accounts payable and accrued expenses	$37.1
Other current liabilities	9.8
Other liabilities	11.0

Total liabilities pertaining to assets held for sale	$57.9

5.    Impairment of Tangible Fixed Assets

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as follows:

        An impairment charge of $44.2 million was recorded in 2003 related to vessels offered for sale. A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for SOSA, offering several vessels for sale. These included the Seaway Kestrel, Seaway Explorer, Seaway Invincible and the Seaway Rover. The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the vessels, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain vessels, measured on the basis of the broker's valuation.

        An impairment charge of $55.7 million was recorded in 2003 related to LB200 pipelay barge. As part of the business restructuring initiated by SOSA's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilization and future daily charge-out rates for the LB 200, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at SOSA's request and validated the underlying market assumptions.

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

        An impairment charge of $28.8 million was recorded in 2003 related to other vessels and offshore equipment. At the time of preparation of the annual operating budget for 2004 and three-year plan in October 2003, SOSA's senior management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilized. The major items included a ship (Seaway Defender), three remote-operated MATIS- pipe-connectors, nine ROVs, the smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by SOSA using discounted cash flows.

        An impairment charge of $5.1 million was recorded in 2003 related to Lobito yard assets. This category comprises a large quantity of SOSA's equipment located at the Lobito fabrication yard on long-term lease to Sonamet (a non-consolidated equity investee company in which SOSA holds a 55% interest). The equipment including cranes, tractors, cutting and welding equipment, generators, and vehicles. A buyout proposal from Sonamet to acquire the equipment was received in the fourth quarter of 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price subsequent to 2003.

6.    Goodwill and Other Intangible Assets

        Goodwill was $28.8 million and $42.5 million as of November 30, 2004 and 2003, respectively.

        Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2004	2003
	(in millions)
Other intangible assets	$40.0	$40.6
Accumulated amortization	(7.1)	(9.4)

Total	$32.9	$31.2

        The total amortization expense for intangible assets amounted to $1.7 million, $4.0 million and $2.3 million in 2004, 2003 and 2002, respectively.

        Net intangible assets subject to amortization amounted to $0.6 million and $0.9 million as of November 30, 2004 and 2003, respectively, primarily represented by the remaining value of acquisition related agreements for site licenses of SSF Americas regions. Definitive lived intangible assets are amortized to expense over a weighted average useful life of 5 years. Amortization expense for intangible assets subject to amortization amounts to $0.1 million over each of the next five years.

        Intangible assets not subject to amortization are mainly comprised of renewable site licenses of SSF and was $32.3 million and $30.3 million as of November 30, 2004 and 2003, respectively. Such assets are primarily represented by the SSF bluefin tuna quota rights in Australia of $26.1 million in 2004 and $24.7 million in 2003, the SSF site licenses in Chile for $3.2 million in both 2004 and 2003, SSF site licenses in Canada and Maine for $0.7 million as of November 30, 2004, an intangible asset recognized for pension benefits of $1.5 million as of November 30, 2004 and 2003, and other intangible assets of $0.8 million in 2004 and $0.9 million in 2003.

        Goodwill was $28.8 million as of November 30, 2004, substantially all of which related to SSF goodwill for its various regions. Goodwill was $42.5 million as of November 30, 2003, and by reportable segment included SSF goodwill for its various regions of $28.6 million, SOSA goodwill for its various regions of $6.0 million and SNSA corporate goodwill in SOSA of $7.9 million.

Impairment of Goodwill

        The Company recognized goodwill impairment write-offs of $2.4 million in 2003 for SSF, and $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF. There were no goodwill write-offs recognized in 2004.

SOSA

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill. As a result, impairment charges of $106.4 million were recorded against goodwill, of which $103.0 million related to the remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the charge eliminated the goodwill of $1.8 million on the acquisition of Danco A/S, which holds SOSA's investment in NKT Flexibles, and of $1.6 million in respect of SOSA's Indonesian subsidiary, PT Komaritim ("PT Komaritim").

        Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented down-turn. As a result, SOSA's North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel production costs are lower. SOSA forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortized over 25 years.

        The NKT joint venture had incurred losses since SOSA acquired its 49% share in 2000, and the market for flexible pipes had not grown as quickly as expected, with the result that the joint venture suffered from excess production capacity and did not meet its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment charge of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        SOSA's PT Komaritim subsidiary in Indonesia had incurred losses for several years, and in 2002 once again under-performed management's expectations. The Indonesian market was still characterized by high competition in the shallow water sector, an environment in which SOSA was unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

        SSF performed periodic impairment reviews in 2003 on all remaining goodwill. An impairment charge of $1.3 million was recorded against goodwill of SSF's America's region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional write-down of goodwill in SSF's America's region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with SSF's corporate investment in Midt-Finnmark Smolt AS.

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill. As a result, impairment charges totaling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising from the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

        Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment charge of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

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

7.    Gain (Loss) On Disposal Of Assets, Net

        Gain (loss) on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Amortization of deferred gain on sale of tuna quota rights	$3,204	$—	$—
Loss on sale of building	(922)	—	—
Gain on miscellaneous sales of land/condominium	659	—	—
Sale of investments in available for sale securities	204	(5,353)	—
Sale of OLL	—	4,444	—
Insurance settlement on SNTG ship	—	1,042	—
Sale of SNTG ships	(24)	(1,295)	141
Sale of SNTG tank containers	3	71	374
Sale of SNTG terminals	—	—	655
Sale of SOSA assets	6,485	(328)	8,003
Sale of other assets	(48)	2	1,089

	$9,561	$(1,417)	$10,262

        At the end of the fourth quarter of 2003, SSF sold 200 metric tons of tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003, with $3.2 million of this gain recognized in 2004.

        In the fourth quarter of 2004, in connection with the sale to an unrelated third party of the Greenwich, CT corporate office building leased by the Company from Edgewater Park Associates Inc., a non-consolidated joint venture, the Company recognized a loss of $0.9 million for the write-off of leasehold improvements. Refer to Note 13, "Investments in and Advances to Non-Consolidated Joint Ventures" for further discussion of the related gain recorded on the sale of the building.

        During 2004, SNTG recorded gains of $0.7 million on the miscellaneous sales of land parcels located in Perth Amboy, New Jersey and a condominium in New York City. Proceeds from these sales aggregated $0.9 million.

        SOSA recognized gains on sales of its assets during the first quarter of 2004 of $6.5 million, primarily due to the gain of $5.5 million recorded in connection with the sale of the ROV drill-support business to Oceaneering International, Inc. Refer to Note 4, "Assets Held for Sale" for further discussion of the sale of the ROV drill-support business by SOSA.

        During 2003, the Company recorded a loss on sale of investments in available for sale securities of $5.4 million associated with the sale of Vopak and Univar shares.

        Additionally, in April 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale of OLL assets in 2003, SNSA recorded a gain of $4.4 million, included in "Gain (loss) on disposal of assets, net" in the consolidated statement of operations, that resulted from the prior purchase of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL since February 2001.

        Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, plus the release of various other related balance sheet items totaling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

        During 2002, the Company recorded a gain on sale of other assets on SNTG of $1.1 million primarily associated with the sale of a Company apartment in Singapore.

        In addition, SOSA recorded a gain of $8.0 million in 2002 relating to the sale of assets of Big Inch Marine Systems, Inc.

        Refer to Note 18, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

8.    Gain on Sales of Stolt Offshore Common Stock

        On February 13, 2004, SOSA completed the private placement of 45.5 million new SOSA common shares with total cash proceeds to SOSA of approximately $100 million. Additionally, on February 19, 2004, SNSA sold two million of its SOSA common shares with cash proceeds to SNSA of $6.7 million.

These transactions reduced SNSA's economic and voting interest in SOSA to 41.1% as of February 19, 2004 and resulted in the deconsolidation of SOSA in February 2004.

        In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA's share of SOSA's equity immediately after the private placement over SNSA's investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA's sale of two million SOSA common shares in the first quarter of 2004. Refer to Note 29, "Subsequent Events" for a discussion of the disposition of the Company's investment in SOSA during the first quarter of 2005.

9.    Restructuring Charges

        The following tables summarize the activity for the restructuring charges of the Company in 2004, 2003 and 2002:

For the year ended November 30, 2004	Opening Balance	Expensed in the year	Paid in the year	Other(a)	Closing Balance
	(in thousands)
Real estate costs	$2,703	$—	$—	$(2,703)	$—
Personnel and severance costs	12,739	1,802	(45)	(12,637)	1,859
Professional fees	241	142	(142)	(241)	—
Relocation costs	—	473	(473)	—	—
Other	—	262	(146)	—	116

Total	$15,683	$2,679	$(806)	$(15,581)	$1,975

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Other(b)	Closing Balance
	(in thousands)
Real estate costs	$—	$2,682	$—	$21	$2,703
Personnel and severance costs	—	15,243	(2,623)	119	12,739
Professional fees	—	360	(119)	—	241
Relocation costs	—	88	(88)	—	—

Total	$—	$18,373	$(2,830)	$140	$15,683

For the year ended November 30, 2002	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$—	$6,899	$(6,899)	$—
Professional fees	—	715	(715)	—
Relocation costs	—	1,987	(1,987)	—

Total	$—	$9,601	$(9,601)	$—

(a)
Reflects the impact of the deconsolidation of SOSA. See Note 2, "Significant Accounting Policies" for further discussion

(b)
Includes the effect of exchange rate changes

        In June 2004, SNTG announced another phase of the restructuring plan discussed further below, which included the relocation of key operational and administrative functions from Houston, TX and

Greenwich, CT to Rotterdam, The Netherlands. Total costs incurred by SNTG in 2004 were $2.7 million and included $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs.

        The restructuring charges recorded by SOSA in 2003 result from the implementation of the new SOSA management's plan for financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 positions. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 positions), and headcount reduction (400 positions). Refer to Note 4, "Assets Held for Sale" for further discussion.

        The real estate costs of $2.7 million in 2003 were incurred in the Africa, the Mediterranean and Caspian Sea region ("AFMED") of SOSA, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortized leasehold improvements for these offices was also written off.

        Personnel and severance costs of $15.2 million in 2003 included $13.2 million for SOSA and $2.0 million for SNTG. The SOSA costs relate to severance payments, vacation pay, and outplacement fees, and were principally incurred in the Northern Europe and Canada region ("NEC"), AFMED, Corporate and North America and Mexico region ("NAMEX") segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at November 30, 2003 of $12.7 million was paid during 2004.

        The $0.3 million of professional fees relate to fees incurred by SOSA in connection with asset disposals.

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. Costs incurred for severance, relocation and professional fees through November 30, 2003, include $2.2 million and $9.6 million expensed and paid in 2003 and 2002, respectively. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees. Costs incurred by SNTG in 2003 and 2002 included $2.0 million and $6.9 million, respectively, in personnel and severance costs, $0.1 million and $0.7 million, respectively, in professional fees for legal and recruitment costs, and $0.1 million and $2.0 million for costs associated with the relocation of employees from Houston, TX to Rotterdam, The Netherlands.

10. Income Taxes

        The following tables present the United States and non-U.S. components of the income tax provision (benefit) for the fiscal years ended 2004, 2003 and 2002 by business segment:

For the year ended November 30, 2004	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$—	$(6,599)
Non-U.S.	2,980	2,972	2,509	8,461
Deferred:
U.S.	13,089	—	—	13,089
Non-U.S.	74	(1,077)	(131)	(1,134)

Income tax provision	$9,544	$1,895	$2,378	$13,817

For the year ended November 30, 2003	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(9,356)	$1,280	$—	$(8,076)
Non-U.S.	4,275	5,358	8,414	18,047
Deferred:
U.S.	5,370	(1,163)	4,627	8,834
Non-U.S.	—	(6,130)	2,597	(3,533)

Income tax provision (benefit)	$289	$(655)	$15,638	$15,272

For the year ended November 30, 2002	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,081	$1,340	$—	$7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:
U.S.	—	10,781	1,107	11,888
Non-U.S.	—	(16,687)	(5,478)	(22,165)

Income tax provision	$9,141	$8,158	$670	$17,969

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2004	2003	2002
	(in thousands)
Income (loss) before income tax provision, minority interest, equity in income of Stolt Offshore S.A. and cumulative effect of change in accounting principle	$73,508	$(449,254)	$(141,032)

Tax at U.S. federal rate (35%)	$25,728	$(157,239)	$(49,361)
Differences between U.S. and non-U.S. tax rates	(321)	8,128	3,444
U.S./Non-U.S. source shipping and other income not subject to income tax	(31,808)	40,077	(18,144)
Losses not benefited and increase in valuation allowance	24,243	76,034	50,711
Change to U.K. tonnage tax regime	—	—	(21,307)
Withholding and other taxes	(1,171)	5,103	12,873
Non-deductible amortization and impairment of goodwill and other intangible assets	—	37,652	38,909
Adjustments to estimates relative to prior years	641	—	—
Other, net	(3,495)	5,517	844

Income tax provision	$13,817	$15,272	$17,969

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

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and has not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provisions for income taxes have been made for all open years.

        The components of the Company's deferred tax assets and liabilities as of November 30, 2004 and 2003 are as follows:

As of November 30, 2004	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$18,413	$57,593	$76,006
Differences between book and tax depreciation	—	19,471	19,471
Other timing differences—net	10,398	(9,805)	593

Gross deferred tax assets	28,811	67,259	96,070
Valuation allowances	(4,886)	(50,973)	(55,859)

Deferred tax assets—net	23,925	16,286	40,211

Deferred Tax Liabilities:
Differences between book and tax depreciation	(27,476)	(2,411)	(29,887)
U.S. state deferred taxes	(50)	—	(50)
Other temporary differences	(19,348)	(8,800)	(28,148)

Deferred tax liabilities	(46,874)	(11,211)	(58,085)

Net deferred tax (liability)/asset	$(22,949)	$5,075	$(17,874)

Current deferred tax asset	$918	$3,646	$4,564
Non-current deferred tax asset	12,445	12,640	25,085
Current deferred tax liability	—	(11,204)	(11,204)
Non-current deferred tax liability	(36,312)	(7)	(36,319)

	$(22,949)	$5,075	$(17,874)

As of November 30, 2003	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$10,198	$79,242	$26,699	$116,139
Differences between book and tax depreciation	—	—	14,912	14,912
Other timing differences—net	13,630	57,498	—	71,128

Gross deferred tax assets	23,828	136,740	41,611	202,179
Valuation allowances	(10,188)	(109,175)	(21,176)	(140,539)

Deferred tax assets—net	13,640	27,565	20,435	61,640

Deferred Tax Liabilities:
Differences between book and tax depreciation	(28,471)	(25,669)	—	(54,140)
U.S. state deferred taxes	(2)	—	—	(2)
Other temporary differences	—	—	(15,518)	(15,518)

Deferred tax liabilities	(28,473)	(25,669)	(15,518)	(69,660)

Net deferred tax (liability)/asset	$(14,833)	$1,896	$4,917	$(8,020)

Current deferred tax asset	$880	$53	$7,754	$8,687
Non-current deferred tax asset	7,231	8,314	12,027	27,572
Current deferred tax liability	—	(4,471)	(14,864)	(19,335)
Non-current deferred tax liability	(22,944)	(2,000)	—	(24,944)

	$(14,833)	$1,896	$4,917	$(8,020)

        As of November 30, 2004 and 2003, the current deferred tax asset of $4.6 million and $8.7 million, respectively, is included within "Other current assets." The current deferred tax liability of $11.2 million and $19.3 million as of November 30, 2004 and 2003, respectively, is included within "Other current liabilities."

        The Company believes that certain of its foreign subsidiaries may be subject to the U.K. Controlled Foreign Company ("CFC") provisions for the 2001 through 2004 tax years. The provisions require certain subsidiaries of the Company to recognize certain intercompany earnings in taxable income that would otherwise be deferred for U.K. tax purposes. As of November 30, 2004, the Company has accrued approximately $7 million associated with the CFC regulations. The CFC regulations are currently being challenged by a number of U.K. companies in the U.K. and European tax courts. Should the courts find those regulations to be invalid, this accrual will no longer be necessary and will be reversed.

        SOSA's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years, SOSA released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore re-instated its deferred tax liability for the ship within the tonnage tax regime. SOSA recorded a net benefit in 2003 of $1.0 million, as a result of being taxable under the tonnage tax regime.

        Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by SOSA may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. SOSA's management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at November 30, 2003 was $33.7 million.

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose witholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2004 were not significant.

        The following represents the United States and foreign components of income (loss) before income tax provision, minority interest, equity in income of Stolt Offshore and cumulative effect of a change in accounting principle for the years ended November 30, 2004, 2003 and 2002 by business segment:

	2004	2003	2002
	(in thousands)
SNTG and Other:
U.S.	$8,767	$(13,670)	$(4,166)
Non-U.S.	96,747	41,753	49,999
SSF:
U.S.	—	—	—
Non-U.S.	(15,647)	(63,140)	(45,232)
SOSA:
U.S.	(5,498)	(32,665)	(121,410)
Non-U.S.	(10,861)	(381,532)	(20,223)

Total	$73,508	$(449,254)	$(141,032)

        As of November 30, 2004, SNTG and SSF had $52.6 million and $171.9 million, respectively, of net operating loss carryforwards ("NOLs") for tax purposes, which, if unutilized will expire as follows:

	SNTG	SSF	Total
	(in thousands)
2005	$—	$8,596	$8,596
2006	—	2,400	2,400
2007	—	15,255	15,255
2008	—	66	66
2009	—	1,762	1,762
Thereafter	39,002	109,855	148,857
Indefinite carryforward	13,605	33,984	47,589

Total	$52,607	$171,918	$224,525

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance decreased to $55.9 million as of November 30, 2004 from $140.5 million as of November 30, 2003. The decrease in the valuation allowance results from the impact of the deconsolidation of SOSA in 2004, whereas SOSA had a valuation allowance of $109.1 million as of November 30, 2003, partially offset by an increase in the net operating loss and other deferred tax assets that may not be realized by SSF in 2004.

        The Company's tax valuation allowances by tax jurisdiction as of November 30, 2004 and 2003 are as follows:

			November 30, 2004			November 30, 2003
Tax Jurisdiction
	Note		SNTG	SSF	Total	SNTG	SSF	SOSA	Total
	(in millions)					(in millions)
Asia Pacific	(a	)	$—	$20.0	$20.0	$—	$—	$—	$—
Brazil	(a	)	4.9	—	4.9	10.2	—	—	10.2
France	(b	)	—	—	—	—	—	31.8	31.8
Scandinavia	(c	)	—	7.2	7.2	—	3.0	10.1	13.1
United Kingdom	(d	)	—	3.1	3.1	—	1.6	16.7	18.3
United States	(e	)	—	18.4	18.4	—	16.6	47.5	64.1
Other	(f	)	—	2.3	2.3	—	—	3.0	3.0

TOTALS			$4.9	$51.0	$55.9	$10.2	$21.2	$109.1	$140.5

NOTES

(a)
The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(b)
The net deferred tax assets are comprised largely of net operating loss carryforwards. Those losses will begin to expire beginning in 2005. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(c)
The net deferred tax assets are comprised largely of net operating loss carryforwards. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(d)
The net deferred tax assets are comprised largely of net operating loss carryforwards and future interest deductions related to intercompany debt. Transition by certain SOSA subsidiaries to the tonnage tax regime, whereby qualifying shipping activities of a subsidiary are taxed on the basis of the net tonnage of the vessels operated under the regime rather than by reference to the subsidiary's gross revenues and associated expenses, diminished the Company's source of future taxable income used in determining the realizability of the Company's net deferred tax asset. Deferred tax assets and liabilities continue, however to be recognized on property used outside the tonnage tax regime as well as for non-qualifying activities occurring within the tonnage tax regime, as these assets/activities remain subject to corporate income tax principles. No other objectively verifiable evidence of realizability available. Therefore, a valuation allowance was established on that portion of the net deferred tax assets where realization was unlikely.

(e)
The net deferred tax assets are comprised largely of net operating loss carryforwards and are deductible. A history of losses exists (since inception in SSF's case) and there is continued depression in the industry in the region. Previous tax planning failed and served only to increase operating losses. No current or anticipated business activity expected for SOSA. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(f)
The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

11. Inventories

        Inventories at November 30, 2004 and 2003 consisted of the following:

2004	SNTG	SSF	Total
	(in thousands)
Raw materials	$123	$5,793	$5,916
Consumables	223	1,668	1,891
Seafood biomass	—	175,627	175,627
Finished goods	—	37,427	37,427

	$346	$220,515	$220,861

2003	SNTG	SOSA	SSF	Total
		(in thousands)
Raw materials	$131	$13,648	$4,739	$18,518
Consumables	185	7,677	2,786	10,648
Work-in-progress	7	775	—	782
Seafood biomass	—	—	171,603	171,603
Finished goods	—	—	49,576	49,576

	$323	$22,100	$228,704	$251,127

12. Restricted Cash Deposits

        Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain financial obligations. There are no other significant conditions on the restricted cash balances.

        As a result of entering into various waiver agreements in 2003 and early 2004, the Company's ability to fund its committed credit line to SOSA was subject to restrictions. As a result, the Company and its creditors agreed that $25 million would be placed in an escrow account which could be released to SOSA if (i) SOSA issued a drawdown notice and (ii) certain conditions were met. On November 13, 2003, $25 million was placed in escrow. The amount is included as Restricted Cash Deposits in the November 30, 2003 consolidated balance sheet. SOSA did not issue a drawdown request for its committed credit line within the agreed time period and, pursuant to the terms of the escrow arrangement, the $25 million escrow deposit plus interest was released to the Company on February 12, 2004.

13. Investments In and Advances To Non-Consolidated Joint Ventures

        Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,	Geographic Location	2004 Ownership %	2004	2003
			(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$7,840	$4,133
NYK Stolt Tankers S.A.	Japan	50	37,327	35,247
Stolt Australia Pty Ltd.	Australia	50	97	—
Edgewater Park Associates Inc.	United States	—	—	2,039
SIA LAPA Ltd.	Latvia	49	1,093	978
Seabulk International Inc.	United States	25	1,641	1,751
Stolt Marine Tankers LLC	United States	—	—	3,315
Stolt Ship Management (Shanghai) Ltd.	China	49	107	108
Other			4	185

			48,109	47,756
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	619	546
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	261	232
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	540	422

			1,420	1,200
Terminals
Dovechem Stolthaven Ltd.	Singapore/China	—	—	24,035
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	18,713	17,234
Stolthaven Westport Sdn. Bhd.	Malaysia	40	3,200	3,252

			21,913	44,521
SOSA
NKT Flexibles I/S	Denmark	—	—	10,987
Mar Profundo Girassol	West Africa	—	—	100
Sonamet	West Africa	—	—	7,406
Sonastolt	West Africa	—	—	9,623
Seaway Heavy Lifting Limited	Cyprus	—	—	4,312
Stolt/Subsea 7	Norway	—	—	2,133
Kingfisher D.A.	Norway	—	—	3,777
Dalia FPSO	West Africa	—	—	4,624

			—	42,962
SSF
Engelwood Packing Co. Ltd.	Canada	50	1,449	1,207
Landcatch Chile Ltda.	Chile	50	1,771	1,156

			3,220	2,363
Other			27	33

Total			$74,689	$138,835

        The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        In January 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale.

        In November 2004, a non-consolidated partnership joint venture of the Company sold its interest in an office building that had been the only asset held by Edgewater Park Associates Inc. The joint venture was dissolved upon the sale. The Company recorded a gain of $10.9 million in "Equity in net income (loss) of non-consolidated joint ventures" for its share of the pre-tax gain on sale of the building.

        In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statement of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

        In December 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 and included in "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

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

        Summarized financial information of the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the individual non-consolidated joint ventures' financial statements, is as follows:

        Income statement data:

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Operating revenue	$226	$566	$545
Gross profit	52	83	107
Net income	54	12	21

        Balance sheet data:

	As of November 30,
	2004	2003
	(in millions)
Current assets	$53	$567
Non-current assets	342	497
Current liabilities	115	592
Non-current liabilities	332	343

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Charter hire revenue	$33.1	$55.3	$29.5
Tank container cleaning station revenue	5.0	4.5	3.6
Rental income (from office building leased to the Company)	1.3	2.3	2.4
Charter hire expense	52.2	63.3	79.8
Management and other fees	11.1	58.4	40.5
Freight and Joint Service Commission	1.5	1.2	1.4
Interest expense	0.1	0.1	0.4

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2004	2003
	(in millions)
Amounts due from the Company	$5.7	$32.8
Amounts due to the Company	42.2	69.4

        Included within "Amounts due to the Company" is $5.2 million and $33.3 million at November 30, 2004 and 2003, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures". Amounts due from the Company are included in "Other current liabilities" in the consolidated balance sheets.

14.    Investment in and Advances to Stolt Offshore

Other Arrangements and Transactions with SOSA

        SOSA and SNSA had developed a number of arrangements and engage in various transactions as affiliated companies. All material arrangements with SOSA are reviewed by the SNSA Audit Committee. Existing material agreements are the agreements described below:

Corporate Services Agreement

        Pursuant to a corporate services agreement, SNSA supplied through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees for fiscal year 2004 were approximately $2.6 million and there will be no fee payable for 2005. The 2004 fee is included as a component of administrative and general expenses on the accompanying consolidated statement of operations. The services agreement was automatically renewable for additional one-year terms. However, in view of the Company's sale of all of its remaining ownership interest in SOSA in January 2005, the Company and SOSA have agreed to terminate the corporate services agreement. Refer to Note 29, "Subsequent Events" for further discussion.

Other Administrative Service Charges

        SNSA provides various services to SOSA, including insurance, payroll administration, information technology, and receives a fee for these services. The 2004 fee is included as a component of administrative and general expenses on the accompanying consolidated statement of operations. The fees for these services in 2004 resulted in a net payment to SOSA of $0.7 million as the fees were offset by the receipt of final settlement of certain insurance premiums paid previously by SOSA.

Guarantee Fees

        SOSA compensated SNSA for the provision of the guarantees as follows: on a quarterly basis in arrears (i) a guarantee fee of one per cent (1%) per annum calculated on the principal outstanding amount of such guarantee; and (ii) if SNSA provides collateral (other than cash) to secure its obligations under such guarantee, an additional fee of one-half per cent (0.5%) per annum calculated on the agreed "fair market value" of the collateral. All such guarantees were eliminated as of November 30, 2004, as SNSA was released from all of its financial guarantee obligations to SOSA, as a result of SOSA's new $350 million secured revolving credit and guarantee facility.

Service Mark Agreement

        SOSA and SNSA are parties to an agreement under which SOSA has been granted the right to use the Stolt name and logo, without payment of any royalty, for an additional 18 months subsequent to the sale of SOSA shares by SNSA in January 2005.

Summarized Financial Data of SOSA

        The following represents summarized financial information for SOSA in 2004. SOSA's results of operations were consolidated within SNSA through the first quarter of 2004, and accounted for under the equity method of accounting subsequent to that time. Refer to Note 2, "Significant Accounting Policies" and Note 29, "Subsequent Events" for further discussion.

        Income statement data:

2004	For the three months ended February 28, 2004	For the nine months ended November 30, 2004	For the year ended November 30, 2004
	(in millions)
Operating revenue	$276	$966	$1,242
Gross profit	9	104	113
Income (loss) from operations	(11)	40	29
Net income (loss)	(18)	23	5

        Balance sheet data:

As of November 30, 2004
(in millions)
Current assets	$503
Non-current assets	606
Current liabilities	644
Non-current liabilities	150
Shareholders' equity	315

SOSA Intercompany Payments

        The table below sets out charges and payments to SOSA and its subsidiaries for the year ended November 30, 2004 (the first quarter of 2004 and full years for 2003 and 2002 have been eliminated in consolidation, net of minority interest impact):

2004
(in millions)
Interest and guarantee fee charges from SNSA to SOSA	$1.1
Corporate services agreement charges from SNSA to SOSA	2.6
Insurance premium payable by SOSA to captive insurance company of SNSA	9.6
Receipts to SOSA from captive insurance company of SNSA	(13.2)
Other administrative service charges (receipts) from SNSA to SOSA	(0.7)

Total	$(0.6)

        Short-term payables due to SNSA of $1.7 million as of November 30, 2004 relate primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges.

        On April 20, 2004, the Company completed a previously announced debt for equity conversion, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA. As SNSA received SOSA Common Shares in settlement of the obligation that were at a value that equaled SNSA's loan receivable amount at the date the Company committed to perform the debt to equity conversion, no gain or loss was recognized in the accompanying financial statements. The $50 million was added to the Company's Investment in Stolt Offshore S.A., and is included in the consolidated balance sheet caption of "Investment in and Advances to Stolt Offshore S.A.", which amounted to approximately $133.4 million as of November 30, 2004. Subsequent to the end of the year, the Company sold its entire investment in Stolt Offshore S.A. Refer to Note 29, "Subsequent Events" for further discussion.

15.    Employee and Officer Loans and Advances

        Employee and officer loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

        Included in "Other current assets" are loans and advances to employees and officers of the Company of $0.5 million and $2.4 million as of November 30, 2004 and 2003, respectively. In addition, included in "Other assets" are loans and advances to employees and officers of the Company of $5.0 million and $6.7 million as of November 30, 2004 and 2003, respectively.

16.    Short-Term Bank Loans And Lines Of Credit

        Short-term bank loans, which amounted to $292.5 million (of which $291.2 million was obtained through various credit lines), and $479.4 million at November 30, 2004 and 2003, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.74% to 6.63% for 2004, and from 1.05% to 11.4% for 2003. The weighted average interest rate was 3.7%, 2.4% and 2.5% for the years ended November 30, 2004, 2003 and 2002, respectively.

        As of November 30, 2004, the Company had various credit lines, including committed lines, ranging through 2009 totaling $419.5 million, of which $128.3 million was available for future use. Of the $419.5 million in total credit lines, $45.5 million expire within one year, $372.1 million are committed beyond one year and $1.9 million are subject to renewal periodically. Commitment fees for unused lines of credit were $0.3 million, $1.6 million and $1.9 million for the years ended November 30, 2004, 2003 and 2002, respectively.

        Of the $128.3 million of credit lines available at November 30, 2004, $16.4 million expire within one year, $110.0 million are committed beyond one year and $1.9 million are subject to renewal periodically.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time. Refer to Note 17, "Long-Term Debt and Capital Lease Obligations" for further discussion of financial covenants and collateral.

17.    Long-Term Debt And Capital Lease Obligations

        Long-term debt and capital lease obligations, as of November 30, 2004 and 2003, consisted of the following:

	2004	2003
	(in thousands)
Senior Notes
On 11/30/04, interest rates ranged from 8.46% to 10.48%, maturities vary through 2013	$313,600	$410,200
Revolving credit agreements of SOSA	—	385,000
Preferred ship fixed rate mortgages

On 11/30/04, fixed interest rates ranged from 4.5% to 8.6%, maturities vary through 2013	287,279	281,454
Preferred ship variable rate mortgages
On 11/30/04, interest rates ranged from 0.43% to 7.5%, maturities vary through 2013	55,780	55,322
Senior Secured Credit Facility On 11/30/04, interest rate was 3.8%, maturing in 2013	150,000	—
Marine Terminal Revenue Bond
Repaid in August 2004	—	9,600
Bank, notes payable and capital leases
On 11/30/04, interest rates range from 2.94% to 11.0%, maturities vary through 2026	13,697	78,673

	820,356	1,220,249
Less—current maturities	(165,798)	(242,582)

	$654,558	$977,667

        On November 30, 2003, the Company's Senior Notes carried fixed interest rates ranging from 7.96% to 9.48%, revolving credit agreements of SOSA had a weighted average interest rate of 4.45%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.6%, preferred ship variable rate mortgages had interest rates ranging from 2.1% to 4.5%, the Marine Terminal Revenue Bond had an interest rate of 1.08%, and the bank and other notes payable had interest rates ranging from 2.8% to 8.25%.

        Long-term debt is denominated primarily in U.S. dollars, with $123.7 million and $37.6 million denominated in other currencies as of November 30, 2004 and 2003, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate swaps and foreign exchange contracts.

        Annual principal repayments of long-term debt and capital lease obligations, for the five years subsequent to November 30, 2004 and thereafter, are as follows:

(in thousands)
2005	$165,798
2006	195,930
2007	130,676
2008	101,048
2009	113,906
Thereafter	112,998

$820,356

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA, and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 26,

"Restrictions on Payment of Dividends" for further discussion), and purchases and redemptions of capital. Most of the Company's debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt are secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net carrying value of $1,227.5 million as of November 30, 2004.

        The terms of certain of the Company's and its subsidiaries' long-term debt agreements, including the Company's Senior Notes, restrict and/or prohibit intercompany transfer of funds, notably when the Company's or its subsidiaries' liquidity or financial position is below certain threshold levels set forth in the agreements. The terms of the Senior Notes, however, do not prohibit the Company's consolidated subsidiaries from paying dividends to SNSA.

        As of November 30, 2004 and 2003, the Company was in compliance with the financial covenants under its various creditor agreements. Such compliance in 2003 was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below.

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

        In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, the Company agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes, which amounted to $313.6 million as of November 30, 2004. In addition, the Company has granted the Senior Noteholders a security interest in its SOSA and SSF shares and certain inter company balances owed to the Company by SSF.

        Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral shall be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior

Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, the Company must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral shall be released and the 1% or 0.50% fee, as the case may be, terminated if the Company receives an investment grade rating on the Senior Notes. See Note 29, "Subsequent Events" for further discussion.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company was unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities as of November 30, 2004.

        SNSA extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remained available to SOSA until November 28, 2004. Pending the formal agreement of this facility SOSA made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. SOSA did not utilize this line of credit in 2004, prior to its date of expiration.

18.    Operating Leases

        As of November 30, 2004, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        In the third quarter of 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash proceeds. Such tankers were leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in the operating results for 2003 and is included in "Gain (loss) on disposal of assets, net". As of November 30, 2004, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $35.2 million, expiring in 2008.

        In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. The 2002 operating leases with regard to 2,185 tank containers are expected to be terminated by the Company and the tanks repurchased in March 2005 for $25.5 million. The original termination date of these leases was March 2007. The amounts included in the lease commitment table below reflect the expected payments as of November 30, 2004, in accordance with the original payment schedule and do not reflect the anticipated prepayment in 2005.

        SNTG also sold 12 chemical parcel tankers in 2002, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction was being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain, amounting to $8.7 million and $5.9 million for the years ended November 30, 2003 and 2002, respectively, is included in "Operating Expenses," in the accompanying consolidated statements of operations. In accordance with the Company's adoption of FIN 46(R), such tankers were consolidated into the Company's financial statements effective December 1, 2003. Refer to Note 19, "Variable Interest Entities" for further discussion.

        In previous years, SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of nine parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2004, four time-charters commenced with two additional time-charters commencing in 2005. The remaining time-charters are to commence in each of the years 2006 to 2008. These new-buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and up to eight years, and include extension and purchase options at predetermined prices that the Company believes approximate fair market value, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $220 million for 2005 through 2016.

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7, "Gain (Loss) on Disposal of Assets, net," and reduced for sub-lease income under agreements which expire at various dates through 2015, are as follows:

(in thousands)
2005	$117,381
2006	104,334
2007	81,097
2008	61,921
2009	41,854
Thereafter	31,118

437,705
Less—sub-lease income	(504)

$437,201

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2004, 2003, and 2002 were $138.4 million, $118.2 million, and $129.1 million, respectively, net of sub-lease income of $1.4 million, $4.0 million, and $2.4 million, respectively.

19.    Variable Interest Entities

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that had 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity, 12 Ships, Inc. ("12 Ships") to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46 (R), which the Company implemented effective December 1, 2003, the Company consolidated the entity in the Company's financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the Company's financial statements in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of approximately $8 million in 2004, which is approximately $5 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the accompanying consolidated statement of operations as "Cumulative effect of a change in accounting principle" at December 1, 2003 upon the consolidation of 12 Ships.

        The financial statement impact of consolidating 12 Ships at December 1, 2003 was to increase property, plant and equipment and drydocking assets by $37.9 million, debt and interest accrual by $70.2 million, minority interest by $1.5 million, to eliminate the deferred gain, deferred financing costs and payable to 12 Ships previously recorded by the Company of $32.0 million and recognition of cumulative effect of a change in accounting principle of $1.8 million.

        In June 2004, a subsidiary of the Company purchased the minority interest's equity in 12 Ships for $2 million. The excess of the purchase price over the minority interest's share of 12 Ships (which was insignificant), amounting to $2 million has been recorded as an increase in the fixed assets of 12 Ships.

20.    Commitments and Contingencies

        As of November 30, 2004, the Company had total capital expenditure purchase commitments outstanding of approximately $54.7 million, mainly for 2005.

        Additionally, the Company has directly and indirectly guaranteed approximately $0.3 million of obligations of unconsolidated related and third parties.

        SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an "Indemnified Person"), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by SNSA of its direct and/or indirect holding of 79,414,260 Common Shares of SOSA on January 13, 2005; provided that, SNSA shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned Common Shares were offered for sale, in each case in connection with the offering of the above-mentioned Common Shares. This indemnity agreement terminates as of February 1, 2006.

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

        In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2004, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

21.    Legal Proceedings

        In 2004, SNSA was involved in significant legal proceedings, primarily related to certain antitrust investigations described below. SNSA incurred costs of approximately $20.1 million in 2004 and $15.5 million in 2003, which are included in Administrative and general expenses in the consolidated statements of operations, to address these issues and SNSA expects that it will continue to incur significant costs until these matters are resolved. SNSA also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is, therefore, not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that the Company could suffer criminal prosecution, substantial fines or penalties or civil penalties, including significant monetary damages as a result of these matters. Due to this uncertainty, as of November 30, 2004, SNSA had not established any reserves for potential unfavorable outcomes related to these proceedings.

SNSA and SNTG

Investigations by U.S. Department of Justice and European Commission

        In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the "Amnesty Agreement") with the Antitrust Division, which provided that the Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003, subject to the terms and conditions of the Amnesty Agreement.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged industries.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued.

        Subsequently, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, the Company filed a civil action in the United States District Court for the Eastern District of Pennsylvania (the "District Court") against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's Amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. On February 14, 2005 the DOJ filed a notice of appeal from the January 14, 2005 order. That appeal is pending before the United States Court of Appeals for the Third Circuit. If the District Court's ruling is not upheld, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, to substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC's satisfaction that going forward the Company and its directors and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that the Company or such directors or employees have not complied or are not fully complying with the terms and conditions of the European amnesty. If this were to happen, the Company or such directors or employees could be partly or fully removed from the immunity or amnesty programs, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        Because of the ongoing litigation with respect to the Company's amnesty agreement, including the Company's success at the District Court level, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust investigations, the Company has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        In February 2004, the Korea Fair Trade Commission ("KFTC") and the Canadian Competition Bureau ("CCB"), notified the Company that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. The Company informed the KFTC and CCB that it is committed to cooperating fully with the investigations. The Company does not have amnesty in either of these investigations but has continued to cooperate with both authorities.

        Because of the continuing nature of these investigations and proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Korean or Canadian antitrust investigations in the accompanying consolidated financial statements. SNTG and its counsel have participated in two hearings before the Korean Fair Trade Commission, and the Company expects that the KFTC will make a determination about whether or not to assess any fine within 2005. At the close of the hearings, the KFTC staff recommended a monetary sanction of Korean Won 470,000,000 (approximately US$470,000 based on prevailing exchange rates) for the Commission to deliberate about.

Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company's tank container business—organized as a separate line of business from the Company's parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter. Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the DOJ investigation in the accompanying consolidated financial statements.

        The foregoing are the government antitrust investigations for which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the inherent confidentiality of the investigations they conduct, it is possible that there may be additional investigations of the parcel tanker industry by other national authorities for which the Company has not received formal notification or which may be opened in the future. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Antitrust Civil Class Action Litigations

        To date, the Company is aware of twelve purported private antitrust class actions filed against SNSA and SNTG for alleged violations of antitrust laws, four of which have been dismissed. Generally speaking, the actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits typically seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, customers claim they paid higher prices under the contracts they had with the defendants as a result of defendants' alleged collusive conduct. The remaining three actions are allegedly brought on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. Three of these nine actions have been dismissed and another action was settled with no material adverse financial impact. All but two of the actions were filed in federal courts.

        On the motion of the Company, all of the federal civil antitrust cases have been consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." Other than case management conferences, no proceedings have gone forward in the MDL action as yet due to the stay related to the JLM appeal described below.

        Prior to consolidation in the MDL proceeding, the Company moved to compel arbitration in the purported class actions brought by JLM Industries, Inc. and Nizhnekamskneftekhim USA, Inc. ("Nizh") in accordance with the arbitration provisions in their respective contracts with SNTG. The U.S. District Court for the Southern District of Texas in the Nizh action ordered arbitration while the U.S. District Court for the District of Connecticut in the JLM action denied the motion to compel arbitration. Following consolidation, all proceedings in the MDL court were stayed pending appeal of the district court's decision in JLM. In October 2004, the Second Circuit issued a ruling in the JLM action requiring JLM to arbitrate all of its federal antitrust claims and related state law claims against SNTG. The Second Circuit's broad ruling appears to require all similarly situated plaintiffs to proceed in arbitration rather than in federal court. JLM filed a request for en banc consideration with the Second Circuit and the MDL actions remained stayed. On February 2, 2005, the Second Circuit denied JLM's motion for rehearing en banc. The MDL district court has not yet lifted the stay.

        During the pendency of the stay, the Company has entered negotiations with the purported class plaintiffs regarding the procedures for arbitration of their claims. The law regarding the ability of plaintiffs to bring arbitration as class action arbitration is unsettled.

        No discovery has commenced in any of these civil antitrust proceedings against the Company. In light of the early stages of these proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Antitrust Civil Actions By Direct Opt-Out Plaintiffs

        To date the Company is aware of four actions brought by individual plaintiffs who have elected to opt out of the purported class actions. The principal Plaintiffs in these actions are The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd.

        These four actions make similar allegations as the purported antitrust class actions and generally seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. Generally, the direct opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

        These four private opt-out actions have been consolidated into the MDL proceedings pending in the U.S. District Court for the District of Connecticut. Like the other actions before the MDL court, these actions were stayed. During the pendency of the stay, the Company has entered negotiations with the direct opt-out plaintiffs regarding the procedures for arbitration of their claims. Additional customers, who have not yet filed a suit or served an arbitration demand, have also come forward seeking to be included in arbitration and the negotiations of the procedures.

        As with the purported class actions, no discovery has commenced. In light of the early stage of these proceedings, the fact-intensive nature of the claims involved, the unsettled nature of the law involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Antitrust Civil Action by Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc., a former competitor of SNTG, filed antitrust claims against the Company in the Federal District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the purported class actions and direct opt-out actions described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

        This action seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL proceeding with the purported class and direct opt-out plaintiff actions and has been subject to the stay in that proceeding. As with the purported class actions, no discovery has commenced in this litigation.

        In light of the early stage of these proceedings and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in this action is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker, who also claim to have purchased SNSA American depositary receipts. The current complaint appears to be based significantly on media reports about the O'Brien action and the DOJ and EC investigations described above. Pursuant to the Private Securities

Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003... and all United States ("U.S.")-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that SNSA "concealed that a material portion of [SNSA's] and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts... " The consolidated complaint further alleges that the Company failed to disclose "the Companies' long history of trading with rogue states like Cuba, Iran, and Sudan." The consolidated complaint asserts that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004. There has been no discovery.

        The Company intends to vigorously defend itself against this lawsuit and, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and in accordance with SFAS No. 5—"Accounting for Contingencies," the Company has not made any provisions for any liability related to the action in the accompanying consolidated financial statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to go "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004 the Superior Court heard arguments on only the first ground for summary judgment. In October 2004 the Superior Court denied that branch of the summary judgment motion. The Company immediately took an interlocutory appeal, and its petition for review by the state Supreme Court was denied earlier this month. Although there was limited discovery prior to the Company's appeal, full merits discovery has yet to commence in earnest. The Company intends to continue to vigorously defend itself against this lawsuit and, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Customer Relations Issues

        The Company has actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support for the Company, and some have expressed concerns. The Company has participated in business discussions and formal mediation with some customers in order to address any business concerns and avoid litigation. The Company has reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations typically in connection with contracts for transportation to be performed in the future. Although the impact of these agreements is difficult to assess until they are fully performed over time, and given the inherent uncertainty of the volume of future shipping business, the Company expects at present that they will not have a material negative impact on SNTG's earnings or cash flows.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control and by the U.S. Attorney's Office for the District of Connecticut

        In or about August 2001, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") opened an investigation of certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. This matter is currently pending before OFAC's Civil Penalties Division. OFAC has not made any final determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. SNTG has cooperated fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

        The Company understands that, based on a referral from OFAC, a criminal investigation was opened under the auspices of the U.S. Attorney's Office in Connecticut in or about May 2003 regarding whether the Company's "trade with embargoed countries violated U.S. laws." The Company cooperated fully with that investigation. The U.S. Attorney's office has informed the Company that it has declined to pursue this matter.

        In early 2005 OFAC informed the Company that it had transferred the Iran matter internally from OFAC's Enforcement Division to its Civil Penalties Division. The Company is unable to determine whether or not an unfavorable outcome is probable and has made no provisions for any fines or other penalties related to this matter in the accompanying consolidated financial statements.

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

General

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

22.    Minority Interest

        The minority interest in the consolidated balance sheets and consolidated statements of operations of the Company primarily reflects the minority interest in SOSA until February 2004, as discussed further in Note 2, "Significant Accounting Policies—Principles of Consolidation". The Company's economic ownership in SOSA increased from 53% as of December 1, 2001 to 63.5% in the year ended November 30, 2002, and remained at 63.5% in the year ended November 30, 2003. Minority interest in SOSA was $39.1 million, of the total amount included in the consolidated balance sheet of $52.4 million as of November 30, 2003. The remaining amounts of minority interest as of November 30, 2003 primarily represents the SOSA portion of minority partners' interest of 33.3% in Alto Mar Girassol and 37% in Paragon Engineering Holdings Inc.

23.    Pension And Benefit Plans

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

        The Company uses a September 30 measurement date for certain of its plans.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2004, 2003, and 2002, consist of the following:

	Pension Benefits			Other Post-retirement Benefits
For the years ended November 30,
	2004	2003	2002	2004	2003	2002
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$5,686	$6,988	$4,957	$432	$381	$223
Interest cost	8,510	9,092	8,675	859	833	626
Expected return on plan assets	(6,946)	(6,814)	(7,186)	—	—	—
Amortization of unrecognized net transition liability	291	223	563	122	122	127
Amortization of prior service cost	154	(19)	(209)	10	10	10
Recognized net actuarial loss	2,353	1,655	132	209	154	—
Gain recognized due to curtailment	—	—	10	—	—	—

Net periodic benefit cost	$10,048	$11,125	$6,942	$1,632	$1,500	$986

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

			Other Post-retirement Benefits
	Pension Benefits
For the years ended November 30,
	2004	2003	2004	2003
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$169,772	$137,305	$14,902	$11,254
Service cost	5,686	6,988	432	381
Interest cost	8,510	9,092	859	833
Benefits paid	(5,124)	(4,534)	(571)	(391)
Plan participant contributions	374	379	—	—
Impact of the deconsolidation of SOSA	(36,396)	—	—	—
Foreign exchange rate changes	2,340	5,366	—	—
Plan amendments	—	845	—	—
Curtailments and settlements	—	771	—	—
Actuarial losses	6,206	13,560	317	2,825

Benefits obligation at end of year	$151,368	$169,772	$15,939	$14,902

	Pension Benefits
For the years ended November 30,
	2004	2003
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$112,345	$85,331
Actual return on plan assets	9,523	9,931
Company contributions	6,796	22,059
Plan participant contributions	392	514
Foreign exchange rate changes	938	(1,113)
Benefits paid	(4,810)	(4,377)
Impact of the deconsolidation of SOSA	(26,159)	—

Fair value of plan assets at end of year	$99,025	$112,345

        Amounts recognized in the Company's consolidated balance sheets consist of the following:

			Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2004	2003	2004	2003
	(in thousands)
Funded status of the plan	$(52,343)	$(57,427)	$(15,939)	$(14,902)
Unrecognized net actuarial loss	33,102	44,897	4,798	4,731
Unrecognized prior service cost	2,046	1,871	—	9
Unrecognized net transition liability	244	(21)	975	1,098
Measurement date to year-end	76	681	82	40

Net amount recognized	$(16,875)	$(9,999)	$(10,084)	$(9,024)

Prepaid benefit cost	$17,786	$22,246	$—	$—
Accrued benefit liability	(42,320)	(44,822)	(10,084)	(9,024)
Intangible asset	1,455	1,494	—	—
Accumulated other comprehensive loss (including SOSA minority interest portion in 2003)	6,204	11,083	—	—

Net amount recognized	$(16,875)	$(9,999)	$(10,084)	$(9,024)

				Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2004	2003	2002	2004	2003	2002
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.73%	5.94%	6.50%	5.80%	6.00%	6.75%
Expected long-term rate of return on assets	7.74%	7.39%	7.54%	—%	—%	—%
Rate of increase in compensation levels	3.23%	3.69%	3.85%	4.00%	4.00%	4.50%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $173.4 million, $158.2 million, and $116.8 million, respectively, as of November 30, 2004 and $155.6 million, $137.4 million, and $100.4 million, respectively, as of November 30, 2003.

        Health care cost trends assume an 11.5% annual rate of increase in the per capita cost of covered health care benefits for 2004, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2004 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2004 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $2.7 million, $6.6 million and $6.7 million in 2004, 2003 and 2002, respectively.

        The Company's pension plans' weighted-average asset allocation at November 30, 2004 and 2003, by category were as follows:

	Plan Assets at November 30
	2004	2003
Equity Securities	59%	58%
Debt Securities	27%	27%
Real Estate	10%	10%
Other	4%	5%

Total	100%	100%

        It is the Company's policy to invest pension plan assets to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations, earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

        The Company expects to contribute $14.1 million to its pension plans in 2005.

        The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the Company's pension plans in the following years, as indicated:

(in thousands)
2005	$5,373
2006	6,227
2007	7,381
2008	7,271
2009	9,253
2010-2014	49,414

$84,919

        The weighted-average assumptions for 2005 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other Post-Retirement Benefits
Discount rate	5.84%	6.00%
Expected long-term rate of return on assets	6.39%	—
Rate of increase in compensation levels	3.23%	4.00%

24.    Capital Stock, Founder's Shares And Dividends Declared

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

        The Common shares are listed in Norway on the Oslo Bors and trade as ADRs in the United States on NASDAQ.

        In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share, and resulted in a charge to Paid-in Surplus of $33.0 million.

        As of November 30, 2004, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to

1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

        Dividends are recognized in the accompanying consolidated financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. No interim or final dividends for 2003 were approved for payment by the Board of Directors. See Note 26, "Restrictions on Payment of Dividends" and Note 29, "Subsequent Events" for further discussion regarding a special final dividend for 2004.

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

25.    Stock Option Plan

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

        The following table reflects activity under the Plans for the years ended November 30, 2004, 2003 and 2002:

For the years ended November 30,	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price
Common Share options
Outstanding at beginning of year	2,290,263	$12.72	1,691,838	$15.46	1,128,438	$16.72
Granted	584,100	7.33	698,940	5.90	605,400	13.10
Exercised	(364,475)	12.05	—	—	(6,475)	9.29
Canceled	(89,549)	12.30	(43,540)	$15.46	(35,525)	16.19
Expired	(121,750)	10.50	(56,975)	$8.50	—	—

Outstanding at end of year	2,298,589	$11.59	2,290,263	$12.72	1,691,838	$15.46

Exercisable at end of year	1,035,483	$16.01	1,157,413	$16.67	1,102,488	$16.72

Weighted average fair value of options granted		$2.65		$2.43		$5.76

For the years ended November 30,	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,672,655	$14.03	1,731,242	$13.91	1,798,093	$13.89
Exercised	(374,088)	12.94	—	—	(25,163)	11.25
Canceled	(44,600)	14.49	(30,100)	14.08	(41,688)	14.68
Expired	(61,129)	10.50	(28,487)	8.50	—	—

Outstanding at end of year	1,192,838	$14.49	1,672,655	$14.03	1,731,242	$13.91

Exercisable at end of year	1,083,088	$14.46	1,313,680	$13.84	1,039,242	$13.80

        The following table summarizes information about stock options outstanding as of November 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-22.50	308,850	3.06	$20.14	308,850	$20.14
$16.88-19.08	324,150	1.42	18.28	324,150	18.28
$5.90-13.17	1,665,589	7.94	8.70	402,483	11.00

	2,298,589	6.36	$11.59	1,035,483	$16.01

Class B options:
$19.08-22.50	100,825	1.19	$19.20	100,175	$19.19
$14.63-17.73	870,063	5.08	15.07	760,963	15.10
$9.88-13.10	221,950	3.82	10.09	221,950	10.09

	1,192,838	4.52	$14.49	1,083,088	$14.46

26.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2004, this legal reserve amounted to $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company was unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities as of November 30, 2004.

27.    Financial Instruments

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

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through October 2005, were outstanding as of November 30, 2004:

	Purchase	Sale
	(in local currency, thousands)
Singapore dollars	28,865	2,378
Norwegian kroner	57,148	—
Australian dollars	250	—
Euro	20,800	2,746
Japanese yen	1,008,486	1,593,265
Indian rupee	972	—
British pound sterling	—	143
Mexican peso	474	—
Hong Kong dollars	—	1,248

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $64.6 million, and to sell was $21.0 million, as of November 30, 2004.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        During the next twelve months, the Company estimates that $2.5 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2004 Carrying amount	2004 Fair value	2003 Carrying amount	2003 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$71.4	$71.4	$150.0	$150.0
Restricted cash deposits	0.5	0.5	27.5	27.5
Financial Liabilities:
Short-term bank loans	292.5	292.5	479.4	479.4
Long-term debt including current maturities, and related currency and interest rate swaps	820.4	833.3	1,217.5	1,224.7
Financial Instruments:
Foreign exchange forward contracts	2.5	2.5	2.7	2.7
Interest rate swaps	(1.9)	(1.9)	(3.1)	(3.1)
Bunker hedge contracts	0.2	0.2	1.3	1.3

        The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2004 and 2003, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2004 and 2003. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

28.    Business and Geographic Segment Information

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

        Summarized financial information concerning each of the Company's reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$846	$297	$76	$—	$1,219	$276	$459	$2	$1,956
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(18)	(20)	(1)	(133)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	3	1	—	26
Restructuring charges	—	—	—	(3)	(3)	—	—	—	(3)
Income (loss) from operations	119	18	24	10	171	(11)	(5)	(31)	124
Interest expense	—	—	—	—	(77)	(6)	(3)	—	(86)
Interest income	—	—	—	—	3	1	1	—	5
Income tax (expense) benefit	—	—	—	—	(9)	(2)	(3)	—	(14)
Net income (loss)	—	—	—	—	115	(2)	(19)	(19)	75
Capital expenditures	6	4	24	—	34	2	17	—	53
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	—	3	—	75
Investments in and advances to Stolt Offshore S.A.	—	—	—	—	—	—	—	133	133
Goodwill	—	1	—	—	1	—	29	(1)	29
Other intangible assets, net	—	—	—	—	—	—	31	2	33
Segment assets	1,307	96	281	98	1,782	—	490	160	2,432

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$762	$255	$64	$—	$1,081	$1,482	$462	$1	$3,026
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	—	(89)	(107)	(21)	(6)	(223)
Equity in net (loss) of non-consolidated joint ventures	(3)	—	(7)	—	(10)	—	(1)	—	(11)
Restructuring charges	—	—	—	(2)	(2)	(16)	—	—	(18)
Impairment of tangible fixed assets	—	—	—	—	—	(177)	—	—	(177)
Write-off of goodwill	—	—	—	—	—	—	(2)	—	(2)
Income (loss) from operations	63	19	7	(5)	84	(380)	(64)	(10)	(370)
Interest expense	—	—	—	—	(50)	(28)	(22)	—	(100)
Interest income	—	—	—	—	3	3	1	—	7
Income tax (expense) benefit	—	—	—	—	—	1	(16)	—	(15)
Net income (loss)	—	—	—	—	38	(418)	(78)	142	(316)
Capital expenditures	11	2	24	—	37	22	29	—	88
Investments in and advances to non-consolidated joint ventures	47	2	45	—	94	43	2	—	139
Goodwill	—	1	—	—	1	6	28	8	43
Other intangible assets, net	—	—	—	—	—	—	29	2	31
Segment assets	1,298	102	311	99	1,810	1,243	520	6	3,579

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2002	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$747	$228	$58	$—	$1,033	$1,437	$436	$2	$2,908
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	—	(103)	(218)	(25)	(9)	(355)
Equity in net income of non-consolidated joint ventures	4	—	5	—	9	5	—	—	14
Restructuring charges	—	—	—	(10)	(10)	—	—	—	(10)
Write-off of goodwill	—	(3)	—	—	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	—	121	(124)	(28)	(18)	(49)
Interest expense	—	—	—	—	(58)	(19)	(19)	—	(96)
Interest income	—	—	—	—	1	1	1	—	3
Income tax expense	—	—	—	—	(9)	(8)	(1)	—	(18)
Net income (loss)	—	—	—	—	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	—	39	55	29	—	123
Investments in and advances to non-consolidated joint ventures	45	1	53	—	99	29	3	—	131
Goodwill, net	—	1	—	—	1	6	30	7	44
Other intangible assets, net	—	—	—	—	—	5	35	2	42
Segment assets	1,398	103	269	58	1,828	1,459	495	5	3,787

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

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$285	$237	$248
South America	77	60	70
Netherlands	67	43	39
Other Europe	112	145	116
Malaysia	69	71	68
Other Asia	92	78	109
Middle East	49	44	35
Africa	61	54	51
Other	34	30	11

	$846	$762	$747

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$91	$84	$72
South America	10	8	9
France	30	23	22
Other Europe	74	65	63
Japan	19	15	14
Other Asia	61	50	39
Other	12	10	9

	$297	$255	$228

Stolt-Nielsen Transportation Group—
Terminals:
United States	$63	$55	$49
Brazil	13	9	9

	$76	$64	$58

Stolt Offshore:
Asia Middle East (AME)	$7	$27	$26
North America and Mexico (NAMEX)	22	201	190
Northern Europe and Canada (NEC)	64	387	336
Africa and Mediterranean (AFMED)	134	674	703
South America (SAM)	15	56	52
Corporate	34	137	130

	$276	$1,482	$1,437

        The Stolt Offshore operating revenue for 2004 represents only the first three months of the year, until the point of deconsolidation, as discussed further in Note 2, "Significant Accounting Policies—Principles of Consolidation."

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Stolt Sea Farm:
United States	$119	$125	$97
Canada	18	3	12
Chile	11	15	8
United Kingdom	28	18	17
Norway	24	25	14
Spain	21	18	15
France	12	8	7
Belgium	12	10	8
Other Europe	42	23	19
Japan	85	144	184
Singapore	21	25	20
Taiwan	14	12	12
Other Asia	52	36	21
Other	—	—	2

	$459	$462	$436

        During the year ended November 30, 2003, one customer of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's largest customer was $329.4 million representing 10.9% of total SNSA revenue and was attributable to the AFMED, NEC and NAMEX regions of SOSA.

        There were no customers of SNTG, SOSA or SSF that accounted for more than 10% of the Company's consolidated operating revenue for the years ended November 30, 2004 and 2002.

        The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,147 million and $1,156 million, and for tank containers amounted to $50 million and $53 million, at November 30, 2004 and 2003, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

	As of November 30,
	2004	2003
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$188	$174
Brazil	37	37
Singapore/China	—	24
Korea	19	17
Other	2	4

	$246	$256

Stolt Offshore:
Asia Middle East (AME)		$15
North America and Mexico (NAMEX)		41
Northern Europe and Canada (NEC)		25
Africa and Mediterranean (AFMED)		238
South America (SAM)		60
Corporate		212

		$591

Stolt Sea Farm:
United States	$9	$9
Canada	28	27
Chile	19	19
United Kingdom	6	6
Norway	28	28
Spain	19	18
Other	10	10

	$119	$117

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. The "Investments in and advances to Stolt Offshore S.A." amounted to $133.4 million as of November 30, 2004 and are included in the "Corporate and Other" category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

29.    Subsequent Events

        Effective December 1, 2004, SNSA reinstated guarantees to Bolton Berhad totaling $5.0 million equivalent in relation to financing guaranteed by Bolton Berhad for the joint venture company, Stolthaven (Westport) Sdn Bhd.

        Subsequent to November 30, 2004, SNTG purchased the M/T Isola Blu, a 26,660 dwt parcel tanker built in 2001 for approximately $45 million, and the 7,950 dwt M/T Marinor parcel tanker built in 1992 which also will participate in the Joint Service.

        In January 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale.

        On January 13, 2005, the Company sold 79,414,260 common shares of Stolt Offshore S.A., representing all of its remaining ownership interest in SOSA. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. In accordance with the terms of its Senior Notes, the Company was required to allocate up to 70% of the net cash proceeds of the sale to repurchase the Senior Notes. Any funds that are not used to repurchase the Senior Notes will be available for general corporate purposes. SNSA expects to report in the first fiscal quarter of 2005 a net gain on the sale of approximately $355 million from this transaction. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company will reclassify its previously issued financial statements beginning with the first quarter of 2005 to reflect SOSA as discontinued operations.

        On January 25, 2005, the outstanding principal of $42.7 million under the Loan with Twelve Ships Inc. was prepaid.

        On January 27, 2005, the Company reduced the total availability of the $275 million revolving credit facility, which had been previously reduced to $249 million, to $150 million.

        On February 28, 2005, the Company determined to exercise its right pursuant to the note agreements governing the Company's Senior Notes to redeem all $295.4 million aggregate outstanding principal amount of Senior Notes. The Company's Senior Notes will be redeemed at the respective redemption prices set forth in each of the note agreements. The Company expects to complete the redemption within its second fiscal quarter. Following completion of this redemption, the Company will seek to refinance other debt. In connection with the early retirement of its Senior Notes, the Company will recognize an additional cost on the redemption of approximately $14.3 million, primarily in the second quarter of 2005, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements.

        On March 11, 2005, the Company's Board of Directors recommended a special final dividend for the full year ended November 30, 2004 of $2.00 per common share, payable June 30, 2005 to shareholders of record as of June 15, 2005. In recommending the special final dividend, the Board of Directors recognized the Company's strong financial performance in 2004 and significant improvement in its balance sheet following the sale of its entire interest in Stolt Offshore S.A., as the recognition of the first quarter 2005 gain referred to above now allows for the payment of dividends in accordance with the Company's loan agreements. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for June 9, 2005 in

Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of common shares of approximately $130 million.

        On March 28, 2005, SNTG purchased 2,185 tank containers by exercising a purchase option under the terms of the March 27, 2002 lease agreement with Pitney Bowes Credit Corporation and Orix Financial Services. The total cost of the 2,185 tank containers was $25.5 million.

        On April 1, 2005, the Company announced that agreement has been reached with the Kleven Floro yard in Norway for two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be just under $160 million.

        On April 29, 2005, the Company completed the merger of the SSF and Nutreco Holding N.V. worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. The Company will have a 25% share in the new company and Nutreco a 75% interest, while SNSA will retain the turbot and sole operations in Europe and the southern bluefin tuna operations in Australia. SNSA will account for its investment in Marine Harvest under the equity method of accounting beginning in May 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stolt-Nielsen S.A.:

        We have audited the consolidated financial statements of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2004 and 2003, and for each of the three years in the period ended November 30, 2004, and have issued our report thereon dated May 12, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs concerning: 1) a change in method of accounting for variable interest entities effective December 1, 2003 and 2) a change in method of accounting for goodwill and other intangible assets effective December 1, 2002). Our audits also included the financial statement schedules of the Company listed in Item 18b. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                      /s/ DELOITTE & TOUCHE LLP

New York, New York
May 12, 2005

S-1

SCHEDULE II

STOLT-NIELSEN S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Write Offs Against the Reserve	Other Add (Deduct)(a)	Deconsolidation of SOSA (b)	Balance at End of Period
	(amounts in thousands)
For the year ended
November 30, 2002:
Allowance for doubtful accounts	$15,174	$5,012	$(7,601)	$921	—	$13,506
Other(c)	43,291	9,555	(14,762)	3,569	—	41,653
For the year ended
November 30, 2003:
Allowance for doubtful accounts	$13,506	$13,793	$(4,114)	$907	—	$24,092
Other(c)	41,653	13,955	(9,300)	2,258	—	48,566
For the year ended
November 30, 2004:
Allowance for doubtful accounts	$24,092	$540	$(1,287)	$436	$(15,772)	$8,009
Other(c)	48,566	3,250	(407)	(2,208)	(29,457)	19,744

(a)
Includes the effect of payments and exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)
Reflects the deconsolidation of SOSA in 2004.

(c)
The "Other" designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the "Other" category have been determined in accordance with the guidance provided by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." The "Other" valuation accounts have been classified in our consolidated balance sheet as follows:

	2004	2003	2002
Prepaid expenses	$—	$2,426	$—
Accrued expenses	12,043	13,552	9,545
Other current liabilities	2,364	4,214	4,214
Other non-current liabilities	5,337	28,374	27,894

Total	$19,744	$48,566	$41,653

S-2

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
BASIS OF PRESENTATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
Parcel Tankers Operated by Stolt Tankers Joint Service as of April 30, 2005
Parcel Tankers Outside the Stolt Tankers Joint Service Operated and/or Controlled by Stolt Affiliates as of April 30, 2005
PART II
PART III
SIGNATURES
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SCHEDULE II