Form 20-F
period 2005-11-30
STOLT NIELSEN S A
filed 2006-05-31
CIK 831980

As filed with the Securities and Exchange Commission on May 31, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, no par value	64,127,914
Founder’s Shares, no par value	16,031,978

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual report or transition report, indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all Reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such Reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

	Markets	117
Item 10.	Additional Information	117
	Organization and Register	117
	Articles of Incorporation	117
	Material Contracts	122
	Exchange Controls	124
	Taxation	124
	Documents on Display	128
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	128
	Currency Rate Exposure	128
	Interest Rate Exposure	129
	Bunker Fuel Exposure	129
	Market Risk Assessment	129
Item 12.	Description of Securities Other than Equity Securities	130
	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	131
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	131
Item 15.	Controls and Procedures	131
Item 16.	[Reserved]	133
Item 16A.	Audit Committee Financial Expert	133
Item 16B.	Code of Ethics	133
Item 16C.	Principal Accountant Fees and Services	134
	Audit Fees	134
	Audit Related Fees	134
	Tax Fees	134
	All Other Fees	134
	Audit Committee Pre-Approval Policy and Procedure	135
Item 16D.	Exemptions from the Listings Standards for Audit Committees	135
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	135
	PART III
Item 17.	Financial Statements	136
Item 18.	Financial Statements	136
	Consolidated Financial Statements	136
	Supplementary Schedule	136
Item 19.	Exhibits	136

ii

INTRODUCTION

Stolt-Nielsen S.A. is a Luxembourg registered company. In this annual report on Form 20-F (the “Report”), the terms “we,” “us,” “our,” “SNSA,” and “Stolt-Nielsen” refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References in this Report to “SNTG” refer to Stolt-Nielsen Transportation Group Ltd., a Bermuda corporation and a wholly owned subsidiary of Stolt-Nielsen S.A. References to “SSF” or “Stolt Sea Farm” refer to Stolt Sea Farm Holdings plc, an English company and wholly owned subsidiary of Stolt-Nielsen S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to “SOSA” or “Stolt Offshore” refer to Stolt Offshore S.A., a Luxembourg company and, unless the context otherwise requires, its consolidated subsidiaries. On April 10, 2006, Stolt Offshore S.A. changed its name to Acergy S.A. During fiscal year 2003, SOSA was a consolidated subsidiary of Stolt-Nielsen. As of February 19, 2004, SOSA was deconsolidated from Stolt-Nielsen and as of January 13, 2005, we sold our remaining ownership interest in SOSA. For additional information on the deconsolidation of SOSA, please see Item 4. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects—Management Overview.” During fiscal year 2004, SSF was a consolidated subsidiary of Stolt-Nielsen. On April 29, 2005, we completed a joint venture with Nutreco Holdings N.V. (“Nutreco”) consisting of most of SSF’s operations and the fish farming and sales business of Nutreco. The joint venture was called Marine Harvest N.V. (“Marine Harvest”), a worldwide fish farming, processing and sales business. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF’s turbot and sole operations in Europe and Southern bluefin tuna ranching operations in Australia. We currently own 25% of the shares of Marine Harvest and Nutreco owns the remaining 75%. When used in this Report with reference to the period after April 29, 2005, SSF means the remaining turbot, sole and Southern bluefin tuna businesses. We began accounting for our 25% share of Marine Harvest under the equity method of accounting beginning in May 2005. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approval from regulatory and competition authorities, on  March 29, 2006 we received prepayment of Euro (“EUR”) 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in SNSA’s consolidated results until the transaction is completed. On receipt of the necessary approvals, we will recognize a gain on sale estimated to be $65 million. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer. For additional information on the contribution of our net assets to and sale of our ownership interest in Marine Harvest, please see Item 4. “Information on the Company—General,” and Item 5. “Operating and Financial Review and Prospects—Description of our Business.” Please also see Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report.

References to our activities by years refer to our fiscal years ending November 30.

Our common shares, no par value (“Common Shares”) are listed in Norway on the Oslo Børs under the ticker symbol “SNI” and trade in the form of American Depositary Shares (“ADSs”) (each ADS representing one Common Share) in the United States of America (“U.S.”) on the Nasdaq National Market (“Nasdaq”) under the ticker symbol “SNSA.”

On March 7, 2001, we reclassified our non-voting Class B Shares as Common Shares on a one-for-one basis. On that date, trading in the Class B Shares on Nasdaq and on the Oslo Børs ceased. As a result, the Common Shares are our only publicly traded security. References to Class B Shares means Class B Shares up until March 7, 2001, and thereafter means Common Shares. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share calculations.

As of May 30, 2006, 66,004,727 Common Shares and 16,501,181 Founder’s Shares had been issued. Of such shares, 4,593,500 Common Shares and 1,148,375 Founder’s Shares were held by us and therefore considered Treasury shares. Accordingly, as of May 30, 2006, 61,411,227 Common Shares and 15,352,806 Founder’s Shares were outstanding.

BASIS OF PRESENTATION

The consolidated financial statements, including the notes thereto (the “Consolidated Financial Statements”), included or incorporated in this Report have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Except as otherwise stated, all monetary amounts in this Report are presented in U.S. dollars (“$”). Amounts in other currencies have been translated into U.S. dollars. The translated amounts have been made using rates provided by Bloomberg at the end of each reporting period. For November 30, 2005, the conversion rates are as follows: $1.00 = 6.75 Norwegian kroner; 1.00 British pound = $1.72; 1.00 Euro = $1.18; and $1.00 = 119.55 Japanese yen. For April 25, 2006, the conversion rates are as follows: $1.00 = 6.31 Norwegian kroner; 1.00 British pound = $1.79; 1.00 Euro = $1.24, and $1.00 = 114.80 Japanese yen.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. We intend that these statements be covered by the safe harbor created under those laws. These statements include, but are not limited to:

•       statements about the factors that affect our financial condition, cash flows and results of operations;

•       statements in the section entitled “Strategic Outlook” in Item 5 of this Report;

•       statements regarding our ability to satisfy our working capital, liquidity and capital expenditure requirements;

•       expectations regarding the effects of costs in connection with pending and future legal and regulatory proceedings;

•       expectations regarding the effects of and our ability to comply with existing and proposed legal and regulatory requirements applicable to us;

•       expectations regarding developments in, and the outcome of, litigation proceedings and investigations;

•       statements regarding our ability to obtain all permits, licenses and certificates necessary to conduct operations;

•       expectations regarding the application for, costs associated with and timing of obtaining security certification for SNTG’s fleet of ships and terminals;

•       expectations regarding the construction schedule of SNTG’s terminal operations and ship newbuildings;

•       expectations regarding demand for parcel tankers;

•       statements regarding the timing and impact of the divestment of our ownership interest in Marine Harvest; and

•       expectations regarding capital expenditures.

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

•       fluctuations in the cost and availability of raw materials, including bunker fuel;

•       acts of terrorism;

•       changes in, or our failure to comply with, applicable laws and regulations, including our ability to receive or renew applicable permits or licenses;

•       the construction schedule for additional capacity to SNTG’s terminals and ships;

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

•       the outcome of pending and future legal proceedings involving governmental authorities and third parties, including antitrust proceedings and securities lawsuits;

•       the effect of changes in accounting policy;

•       the impact of floating interest rates on our debt service costs;

•       the loss of, or deterioration of our relationship with, any significant customers; and

•       the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

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

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from the expectations contained herein, please see Item 3. “Key Information—Risk Factors.”

PART I

Item 1.                        Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable.

Not applicable.

Item 3.                        Key Information.

Selected Consolidated Financial Data

The selected consolidated financial data as of November 30, 2005 and 2004 and for each of the years in the three-year period ended November 30, 2005 set forth below have been derived from our audited Consolidated Financial Statements included in Item 18 of this Report. The selected consolidated financial data as of November 30, 2003, 2002 and 2001 and for each of the years in the two-year period ended November 30, 2002 set forth below have been derived from our audited Consolidated Financial Statements for the respective years, which are not included herein.

The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto, included in Item 18 of this Report.

	For the years ended November 30,
	2005	2004(a)	2003(a)	2002(a)	2001(a)
	($ in millions, except for per share data)
Operating revenue	$1,638.0	$1,679.3	$1,544.1	$1,470.7	$1,485.7
Operating income	$182.4	$134.6	$10.7	$74.4	$126.5
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$126.0	$53.4	$(50.6)	$(8.6)	$31.2
Income (loss) from continuing operations per Common Share:
Basic	$1.94	$0.87	$(0.92)	$(0.16)	$0.57
Diluted	$1.90	$0.85	$(0.92)	$(0.16)	$0.57
Income (loss) from discontinued operations	$1.1	$(1.6)	$(265.4)	$(94.2)	$(7.5)
Gain on sale of investment in discontinued operations	$355.9	$24.9	$—	$—	$—
Net Income (loss)	$483.0	$74.9	$(316.0)	$(102.8)	$23.7
Net Income (loss) per share:
Basic	$7.45	$1.21	$(5.75)	$(1.87)	$0.43
Diluted	$7.29	$1.19	$(5.75)	$(1.87)	$0.43
Weighted average number of Common Shares and Common Share equivalents outstanding:
Basic	64.9	61.8	54.9	54.9	54.9
Diluted	66.2	62.6	54.9	54.9	55.3
Cash dividends paid per share	$2.00	$—	$0.25	$0.25	$0.25

	As of November 30,
	2005	2004	2003	2002	2001
	($ in millions, except per share data)
Working capital	$(238.8)	$(235.4)	$(402.5)	$(269.3)	$(229.7)
Total assets	$2,240.3	$2,432.1	$2,467.8	$2,657.3	$2,762.3
Long-term debt and capital lease obligations (including current portion)(b)	$493.6	$820.4	$835.2	$985.1	$1,050.1
Shareholders’ equity	$1,213.1	$883.3	$694.2	$989.8	$1,100.6
Book value per share	$18.92	$13.94	$12.63	$18.01	$20.04
Total number of Common Shares outstanding:	64.1	63.4	54.9	54.9	54.9

(a)           All data has been reclassified to reflect SOSA as discontinued operations.

(b)          Represents the sum of long-term debt and current maturities of long-term debt on a consolidated basis. Please see Note 14 to the Consolidated Financial Statements, included in Item 18 of this Report.

Risk Factors

You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks applicable to our business operations that we consider to be material. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our results of operations or financial condition.

Risks Related to Our Industries and Operations

The parcel tanker industry is cyclical and volatile, which may lead to reductions and volatility in our freight rates, ship values and results of operations.

In 2005, approximately 59% of our consolidated revenue was generated from our parcel tanker operations. Going forward, that percentage will increase significantly due to the formation of, and the expected subsequent sale of our ownership interest in,  Marine Harvest. Consequently, factors that affect the parcel tanker industry will have a significant impact on our overall results of operations, cash flows and financial condition. In the past, the market for parcel tanker services and the prices we have been able to charge have been cyclical and volatile. Fluctuations in the rates we can charge our customers result from changes in the supply and demand for ship capacity and changes in the supply and demand for the products carried, particularly the bulk liquids, chemicals, edible oils, acids and other specialty liquids that form the majority of the products we ship. These factors are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Important factors that influence demand for parcel tankers include:

•       supply of and demand for the products we ship;

•       the development and location of production facilities for the products we ship;

•       the distance products are to be moved by sea;

•       global and regional economic and political conditions;

•       developments in international trade;

•       economic growth throughout the world, and in particular in developing economies such as China, India, the Middle East and the Southeast Asian countries;

•       environmental and other regulatory developments; and

•       currency exchange rates.

The factors that influence the supply of parcel tankers include:

•       the number of new ships being built and the expected delivery of those ships into the international shipping supply;

•       the scrapping of older ships;

•       the costs of building new ships and drydocking ships for refurbishment or upgrades pursuant to parcel tanker life extensions and repair, including financing costs and steel prices;

•       the number of ships, referred to as “swing tonnage”, that are able to carry products in both the clean petroleum, product and parcel trades that may from time to time be deployed in the parcel trade;

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

Over the last two years, rates for parcel tanker shipments have increased to historically high levels. We anticipate that future demand for our parcel tankers and the rates we can charge will depend on continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. If growth in parcel tanker capacity outpaces the growth in demand for parcel tankers, it is likely that the rates we can charge will decrease.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In recent years a significant portion of the growth in our parcel tanker, tank container and terminal businesses has been driven by economic growth in the Asia Pacific region generally, and China in particular. A slowdown in the economies of the U.S., the European Union (the “EU”) or certain Asian countries could, among other things, adversely affect economic growth in China and other important markets. Our business, results of operations, cash flows, financial condition and ability to pay dividends would likely be materially and adversely affected by an economic downturn in any of these countries.

Continued high prices for ships could have a negative impact on our net income and cash flows.

Based on the size of our fleet, we typically need to add an average of three ships per year to maintain the current fleet size and add more than three to grow with the market. The cost of building new parcel tankers is currently high. We believe there is significant demand in the market for many types of newly built ships and that shipyards are generally resistant to building the technically demanding, stainless steel chemical tankers we require as compared to other, simpler ships. This is impacted by high stainless steel prices which have driven up the cost of building new parcel tankers. Consequently, we are minimizing the number of new ships we order with an expectation that the prices for building new parcel tankers will moderate. We believe such prices may decrease when new shipyards being built in China begin full production and as shipyards complete the high level of new ships currently on order. If, however, the market dynamics do not change or if such new building prices increase further, it will be more costly for us to maintain and increase the size of our fleet. This would have a negative impact on our net income and cash flows and could cause us to miss revenue opportunities if we cannot replace ships in our fleet in a timely manner.

Changes in “spot rates” can have a significant impact on our revenue, results of operations and cash flows.

Price is an important factor in determining which supplier of transportation services is awarded a contract. Consequently, we may, from time to time, bid our ships at prices that do not reflect the relatively high fixed costs of our ships, depending on prevailing contractual rates, the contribution to fixed costs, and whether our revenue exceeds variable costs. Such competitive pricing conditions can occur when the supply of ship transportation services is greater than the demand in the industries for the products we transport and store, including the chemical, lubricant oil, acid and food industries. Supply and demand imbalances are reflected in the “spot” prices for bulk liquid transportation services, which are the prevailing market rate for short-term transportation services at any given time in any particular region. In 2005, 32% of our parcel tanker revenues and substantially all tank container revenues were derived from short-term services at freight rates agreed on the basis of current market levels (“spot rates”). Most of our parcel tanker revenues are derived from Contracts of Affreightment (“COA”), typically for terms of one year or longer. COA are agreements between us and the charterer to transport an agreed volume of product(s) during a given period at agreed rates. Changes in the rates for such contracts generally lag spot rate changes, with rates typically adjusting when COA are renewed. Therefore, supply and demand imbalances that affect spot rates can cause our revenues to fluctuate significantly from quarter to quarter. Over time, they also have an impact on our COA.

Price fluctuations in ship fuel may impact our profitability.

Fuel used by our ships, “bunker fuel”, constitutes one of the major operating costs of our parcel tanker fleet. Fluctuations in the price of bunker fuel can have a material impact on our results. In 2005, with an average cost of approximately $265 per ton, bunker fuel constituted approximately 26% of total fleet operating costs. Our ships use Intermediate Fuel Oil, Marine Diesel Oil and Marine Gas Oil. Approximately 94% of the bunker fuel purchased by us is Intermediate Fuel Oil, which is the least expensive of the three types of oil used by oceangoing ships. Since 2000, the average monthly cost of Intermediate Fuel Oil purchased by us has varied between approximately $134 and $382 per ton. The cost in 2005 averaged $248 per ton, or a 42% increase over the 2004 average cost of Intermediate Fuel Oil. For additional information on bunker fuel risk, please see Item 11. “Quantitative and Qualitative Disclosures about Market Risk—Bunker Fuel Exposure.”

Although we seek to pass price fluctuations in bunker fuel through to our customers, a significant portion is incurred solely by us and an increase in costs can negatively impact our results. Approximately 68% of our total parcel tanker revenue in 2005 was derived from COA. During 2005, approximately 61% of the revenue earned under COA were under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Most of SNTG’s operating revenue is earned in U.S. dollars while SSF’s revenue is earned primarily in Euro and Japanese yen. A portion of SNTG’s operating costs are incurred in currencies other than U.S. dollars, in particular the Euro, the Norwegian kroner, the Singapore dollar, and the British pound. Most of

SSF’s expenses are in Euro and Australian dollars. Where we have a mismatch between revenue and expense currencies, any appreciation of the expense currency relative to the revenue currency will decrease profit margins and could lead to fluctuations in net income.

The revenue and costs of operations and financial position of several of our consolidated subsidiaries are reported initially in non-U.S. dollar functional currencies (which are usually the local currencies of countries in which the subsidiaries reside). The reported information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. For both 2005 and 2004, approximately 6% of SNTG’s consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies. In both years, the Euro represented over 94% of all such non-U.S. dollar revenues. The exchange rate between these currencies (the Euro in particular) and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on reported consolidated results of operations and financial position.

Adverse weather and other natural conditions may impact the results of SNTG and  SSF.

Inclement weather conditions may impact SNTG’s operational performance. Our ships and tank containers and their cargoes are at risk of being delayed, damaged or lost because of bad weather. Unpredictable weather patterns in winter months tend to disrupt ship and tank container scheduling, impacting productivity and revenue. In addition, the inland barge operations may be negatively impacted by high or low water levels, making river transit more difficult.

In particular, we were impacted by a series of severe hurricanes that hit the U.S. Gulf coast during 2005, most prominently Hurricane Katrina in August and Hurricane Rita in September. Our terminal in Braithwaite, Louisiana suffered some structural damage resulting in several tanks remaining out of service for many months and a resultant loss of earnings. Losses at the terminal are expected to be substantially covered by insurance, although deductible and miscellaneous expenses totaled approximately $1.3 million as of November 30, 2005. Our ships were not directly damaged by the hurricane but we were impacted by the loss of operating days by diverting ships from regular trade routes. We estimate that such delays had a negative impact on our results of approximately $3.9 million.

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

SSF also may be adversely affected by other natural conditions such as pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. SSF uses farm management to control the impact of natural predators. If these precautions are not successful, SSF could suffer losses to its fish stock, thereby reducing its revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled, for example, under mandate from government authorities or voluntarily as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which we do not currently have adequate countermeasures.

Our failure to comply with environmental and other regulations may result in significant fines, penalties, or the loss of revenue.

We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulation and standards of industry associations related to the protection of human health and the environment. These include but are not limited to national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, food safety, marketing restrictions and various import and export requirements. Any changes in government regulation can have a significant impact on our production costs and on our ability to compete effectively in the regulated markets. While we maintain environmental damage and pollution insurance, more stringent environmental regulations may result in significant fines and penalties for non-compliance, increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution. The U.S. Oil Pollution Act of 1990 (“OPA ‘90”), may impose virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., which has made liability insurance more expensive. While we maintain insurance, there can be no assurance that all risks are adequately insured against, particularly in light of the virtually unlimited liability imposed by OPA ‘90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we are insured under mutual insurance companies along with other shipping companies, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance as well as premiums increase based on prior loss experiences. Any such shortfalls could have a material adverse impact on us.

Our operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. We are subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of human health and the environment, including those governing discharges of pollutants into the air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

We are exposed to substantial hazards and risks that are inherent in the industries in which we operate, which may result in loss of revenues, increased expenses, or  liabilities which may potentially exceed our insurance coverage and contractual indemnity provisions.

The operations of deep-sea ships and chemical storage facilities carry an inherent risk of personal injury or death, damage to or loss of property and business interruptions. These risks can arise from, for example:

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

•       terrorism, war or other hostilities affecting our operations;

•       piracy or hijackings involving our ships;

•       explosions and fires involving the chemical or other liquid products that we transport or store at our terminals or involving our equipment; and

•       other similar circumstances or events.

These risks are exacerbated for us because a significant portion of the cargo we transport and store involves hazardous chemicals such as propylene oxide, isocyanates and acrylic acid. All of the products we carry must be handled with extreme care and require significant expertise. We have obtained customary  level of insurance for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees or third parties and statutory workers’ compensation protection. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Litigation arising from any such event may result in our being named a defendant in lawsuits asserting large claims. Any such event may result in loss of revenue, increased costs or future increased insurance costs.

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

As of April 30, 2006, we had orders for six new ships with deliveries scheduled from 2007 to 2009. We may order additional newbuildings in the future. We are typically required to pay substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the ship until after its delivery.

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

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, such as those that occurred in New York on September 11, 2001 and in London on July 7, 2005, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for petroleum and chemical products and adversely affect our ability to operate our ships, terminals or tank containers. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our ships and tank containers are employed and terminals are located. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a ship in good operating condition increases with the age of the ship. As our fleet ages, we will incur increased costs. Older ships are typically less fuel efficient and more costly to maintain than more recently constructed ships due to improvements in engine technology. Cargo insurance rates increase with the age of a ship, making older ships less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of ships may also require expenditures for alterations, or the addition of new equipment, to our ships and may restrict the type of activities in which our ships may engage. Although our current fleet of 71 ships in the Stolt Tankers Joint Service (“STJS”) has an average age of 14 years, we cannot assure you that, as our ships age, market conditions will justify those expenditures or enable us to operate our ships profitably during the remainder of their useful lives.

Risks Related to Our Company

The U.S. Internal Revenue Service (“IRS”) may rule that our shipping operations do not qualify for exemption from U.S. income taxes.

Pursuant to the Internal Revenue Code (the “Code”) Section 883, effective for our fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The IRS has agreed that we qualify for this exemption for years up to and including the 1992 fiscal year, but may review our qualifications for subsequent years. We believe that substantially all of our ship owning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to our U.S. source shipping income.

Based upon information available at this time, we believe that we satisfy the requirements necessary to continue to qualify for the exemption under Code Section 883 and, in addition, may qualify for a treaty exemption. However, if an equivalent exemption were not available, or if we did not qualify for a treaty exemption, U.S. source income from shipping activities would be taxable as follows. Generally, income subject to U.S. taxation would include 50% of the revenues derived from shipments between the U.S. and foreign ports. This would include our share of all such income from STJS. If the company operating the ship has any such income which is “effectively connected” with a U.S. trade or business, such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. taxation imposed at graduated rates up to 35%. In addition, this income, as determined after allowance for certain adjustments, may be further subject to the 30% “branch profits” tax on earnings effectively connected with such U.S. trade or business. Any such income which is not “effectively connected” with a U.S. trade or business would be subject to taxation on a gross basis (without allowance for deductions) at a tax rate of 4%. The branch profits tax would not apply to income subject to the 4% tax. If we fail to qualify for any of these exemptions, we could become subject to additional taxes or taxation at increased rates.

There may be a risk that our tax costs could increase as a result of changes in the Luxembourg Tax Regime.

We are a holding company under the law of July 31, 1929 of Luxembourg (a “1929 Holding Company”) eligible for taxation under the decree of December 17, 1938. On June 21, 2005, the 1929 Holding Companies tax regime was amended but, under a “grandfather” clause, pre-existing companies such as us may continue to benefit from the 1938 tax exempt regime until December 31, 2010. Thereafter, 1929 Holding Companies may not receive more than 5% of their dividends from companies which are not subject in their respective countries to taxation which is comparable in principles and tax rates to the taxes applicable ordinarily in Luxembourg. On February 8, 2006, the European Commission (“EC”) decided to conduct an investigation into Luxembourg’s 1929 tax exempt holding company regime on the grounds that the tax exemption may constitute a disguised subsidy in favor of multinational companies based in Luxembourg and may distort the European financial market  If the investigation concludes that the tax exemption under the grandfather clause or under the amended law does constitute a disguised subsidy, the tax laws would have to be repealed and we would be subject to the ordinary tax regime if we were to maintain our status as a Luxembourg company.

Our reputation and our ability to do business may be impaired by corrupt behavior by our employees or agents.

While we are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 Organization for Economic Co-operation and Development  Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the International Emergency Economic Powers Act, the Trading With the Enemy Act, the Export Administration Act, including anti-boycott laws, various economic sanctions regulations and export controls that restrict trade with certain designated countries and persons, or other applicable laws and regulations. Such violations could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business.

The Stolt-Nielsen family exercises a controlling influence over matters relating to SNSA requiring shareholder approval.

As of May 30, 2006, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., a trust for the benefit of certain members of the Stolt-Nielsen family, controlled 55.9% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. As a result, the Stolt-Nielsen family currently directly and indirectly exercises a controlling influence over SNSA’s operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of SNSA without the approval of the Stolt-Nielsen family. Additionally, the interests of the Stolt-Nielsen family may conflict with the interests of our other investors. For additional information, please see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”

It may be difficult to enforce a U.S. judgment against us, our officers and our directors or to assert U.S. securities laws claims in Luxembourg or serve process on our officers or directors.

We are a corporation organized under the laws of Luxembourg. Most of our directors and officers reside and maintain most of their assets outside the U.S. and it may not be possible to effect service of process within the U.S. on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the U.S. and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation’s public policy.

Risks Related to Our Internal Control Environment

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse opinion from our independent registered public accounting firm, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We will be required to include in our future annual reports on Form 20-F a report that contains an assessment by management of the effectiveness of our internal control over financial reporting. This will be required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) to implement Section 404. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. We have been and are continuing to evaluate our internal control systems to allow our management to report on, and our registered public accounting firm to attest to, our internal control over financial reporting. As of November 30, 2005, our Chief Executive Officer and Chief Financial Officer identified “material weaknesses” in our internal control over financial reporting. We have made changes in our internal control over financial reporting to address these material weaknesses and we expect to continue to make changes during our documentation and control evaluation in preparation for compliance with Section 404. As we implement the remaining changes, we may identify additional weaknesses in our system of internal control over financial reporting that will require additional remedial efforts. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess the effectiveness of our internal control over financial reporting and our independent registered public accounting firm may issue an adverse opinion thereon, and we may be subject to sanctions or investigations by regulatory authorities such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur additional cost in improving our internal control system, which could have an adverse impact on our results of operations.

We determined that we did not have effective disclosure controls and procedures due to certain “material weaknesses” with respect to our internal control over financial reporting.

We have disclosed in this Report that we did not maintain effective disclosure controls and procedures as of November 30, 2005 due to “material weaknesses” and other deficiencies with respect to our internal control over financial reporting. During fiscal year 2005 and the first quarter of 2006, we undertook certain actions to remediate these deficiencies. Although we made progress in executing some remedial measures, we determined that there are “material weaknesses” and other deficiencies with respect to our internal control over financial reporting. These are discussed in more detail in Item 15. “Controls and Procedures.” As a result, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of November 30, 2005 to achieve their intended objectives. Although we are continuing to remediate the deficiencies we have identified, if we do not effectively address these deficiencies and otherwise continue to improve our internal control over financial reporting, we may be unable to provide timely and accurate financial information, investors could lose confidence in our reported financial information and the trading price of our securities could be adversely affected.

Risks Related to Our Ongoing Legal Proceedings

We are the subject of investigations by U.S. and European antitrust authorities.

In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. Consequently, we determined to voluntarily report conduct to the Antitrust Division of the U.S. Department of Justice (the “DOJ” or “Antitrust Division”) and the Competition Directorate of the

EC. As a result of our voluntary report to the DOJ, we entered into an amnesty agreement, dated January 15, 2003 (the “Amnesty Agreement”) with the Antitrust Division which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against us for any act or offense we may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S., subject to the terms and conditions of the Amnesty Agreement, including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ’s Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. We also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. This program affords us immunity from EC fines with respect to anti-competitive behavior, subject to our fulfilling the conditions of the program, including continuing cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities.

Subsequent to our announcement of our acceptance into the DOJ’s Corporate Leniency Program, the Antitrust Division’s staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ’s Corporate Leniency Program. In February 2004, we filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce our Amnesty Agreement with the Antitrust Division and its ban on criminal prosecution for certain activity that occurred prior to January 15, 2003. In March 2004, the Antitrust Division purported to void the Amnesty Agreement that was the basis for our participation in the DOJ’s Corporate Leniency Program and revoke our conditional acceptance into the DOJ’s Corporate Leniency Program. In January 2005, the District Court entered a judgment in our favor and enforced our Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. This decision was later amended in a manner that did not change its ultimate conclusion as to our ability to obtain a pre-indictment injunction. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, we filed a petition for rehearing en banc in which we seek to have the appeal reconsidered by the entire Third Circuit court, to which the court has directed the DOJ to respond by June 13, 2006. We are currently awaiting a decision on that petition. If the District Court’s ruling is not upheld following appeals and any further proceedings, it is possible that we or our directors, officers or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. The effect of an indictment being returned by a grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies. If we were required to pay substantial fines, we cannot assure that we would have sufficient available cash to make such payment. Even if we ultimately prevail, our continuing immunity and amnesty under the Antitrust Division’s Corporate Leniency Program would require us, our directors, officers and employees to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors, officers or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. We could incur significant defense costs and the distraction of senior management from the operation of our business, which could have a material adverse effect on our financial condition, cash flows or results of operations.

On June 28, 2004, we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the Antitrust Division that we are committed to cooperating in this matter. Because of the confidential nature and the early stage of such proceeding, we cannot predict what the outcome of this proceeding will be. It is possible that we, our directors, officers or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. The effect of an indictment being returned by a grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies.

We remain in the EC’s Immunity Program with respect to the parcel tanker industry. Our and our directors’, officers’ and employees’ continuing immunity and amnesty under the EC’s Immunity Program for the parcel tanker industry depends on the EC’s satisfaction that going forward we and our directors, officers and employees are meeting any obligations we or they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that we or our directors, officers or employees have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we or such directors, officers or employees could be partly or fully removed from the immunity program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. For additional information on these legal proceedings, please see Item 8. “Financial Information—Legal Proceedings.”

Because of the ongoing litigation with the Antitrust Division in respect of our Amnesty Agreement, including our previous success at the District Court level, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the criminal investigations is probable or a reasonable range for any such outcome and have made no provisions for any fines related to the DOJ or EC investigations in our consolidated financial statements. Two other targets of the antitrust criminal investigation, Odfjell ASA and Jo Tankers, agreed to pay fines of $42.5 million and $19.5 million, respectively, to settle the investigation. We have also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade, have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome of the DOJ or EC investigations and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations.

We are subject to investigations by jurisdictions other than the U.S. and Europe.

In February 2004, the Canada Competition Bureau (the “CCB”) notified us that it had launched an antitrust investigation of the parcel tanker shipping industry and SNTG. We informed the CCB that we are committed to cooperating fully with the investigation. We do not have amnesty in this investigation but have continued to cooperate with the CCB. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. It is possible that regulatory authorities in other jurisdictions could commence investigations or legal proceedings with respect to the activities that are the subject of the investigations. We cannot determine whether or not any such proceedings may be brought or, if they are brought, the potential consequences of such proceedings. It is possible that we could be subject to fines or other civil and criminal penalties. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, please see Item 8. “Financial Information—Legal Proceedings.”

We may be subject to civil liabilities relating to the activities that are the subject of the antitrust investigations.

During 2005, there were ten putative private antitrust class action lawsuits outstanding against us in U.S. federal and state courts for alleged violations of antitrust laws, six of which have been dismissed or settled. The four remaining putative antitrust class actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine. In addition to the four remaining putative class actions, we are aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. Three of the four lawsuits have been settled and dismissed. The plaintiff in the remaining lawsuit is a direct purchaser of our parcel tanker services and makes allegations similar to those made in the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought in the putative class actions. The remaining opt-out plaintiff is currently pursuing its claim in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against us in that arbitration proceeding. There is also a suit by a bankrupt former competitor, which generally tracks the factual allegations in the lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving the former competitor out of business. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors, senior executives and former senior executives, in a purported civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the DOJ and EC investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things.

We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse affect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, please see Item 8. “Financial Information—Legal Proceedings.”

In light of the early stage of these litigations and arbitrations, the fact-intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, we are not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and have made no provisions for the claims raised in these proceedings in our consolidated financial statements. Given the volume of commerce involved in our parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject us to substantial civil damages given the treble damages provisions of the Sherman Antitrust Act.  We have noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate Leniency Program. This range involving other companies and other circumstances is not necessarily indicative of the range of exposures that we would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on our financial condition, cash flows and results of operations.

We have incurred significant costs and may be required to make significant payments to customers in connection with antitrust-related proceedings.

In connection with the antitrust-related investigations and legal proceedings, we have incurred significant legal fees and costs. We have incurred legal fees and costs, for antitrust-related investigations and legal proceedings of $30.2 million in 2005, $20.1 million in 2004 and $15.5 million in 2003, which are included in “Administrative and general expenses” in the consolidated statements of operations. We expect that we will continue to incur significant fees and costs until these matters are resolved. Due to the uncertainty over the resolution of the matters described in Item 8. “Financial Information—Legal Proceedings,” we have not established any reserves for legal fees and costs related to such proceedings.

We have actively engaged in discussions with a number of our customers regarding the subject matter of the DOJ and EC investigations. We have reached agreements or agreements in principle resolving the existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which we do not guarantee, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which we could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million as of November 30, 2005. We expect that most of the operating revenue that would be subject to these rebates will occur within the two years subsequent to November 30, 2005. In certain cases, we also have agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $39.1 million in 2005, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers. It is possible that we will be required to enter into similar arrangements to settle other existing and potential antitrust claims.

Continuing negative publicity may adversely affect our business.

We have been the subject of substantial negative publicity relating to the antitrust investigations and related civil litigation, including the employment litigation commenced by a former internal legal counsel. We may experience reluctance on the part of certain customers and suppliers to continue working with us on customary terms. The negative publicity, legal proceedings and resulting impact on our businesses could also have a negative impact on our ability to refinance our existing indebtedness when necessary. As a result of the antitrust investigations, the related litigation and negative publicity, members of senior management must spend significant management time and effort dealing with investigations, litigation and customer relations issues rather than the operation of our businesses. Moreover, the negative publicity could encourage increased scrutiny from governmental regulatory authorities relevant to our various businesses or make us a more attractive subject for third-party claims and disputes. For example, the DOJ has issued a grand jury subpoena relating to our tank container business. Whether or not warranted, such negative attention could require us to incur additional costs to respond to or settle such matters or have a negative impact on our share price. Therefore, continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

Item 4.                        Information on the Company.

Stolt-Nielsen S.A. was incorporated in Luxembourg in 1974 as the holding company for all of our activities. Our registered office is located at 23, avenue Monterey, L-2086 Luxembourg, and we are registered at the Companies’ Register of the Luxembourg District Court under the designation R.C.S Luxembourg B.12.179. Our principal executive office is c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, U.K. Our telephone number is +44(0)20-7611-8960 and our internet address is www.stolt-nielsen.com. Our agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 800 Connecticut Avenue, 4th Floor East, Norwalk, Connecticut, 06854, U.S. The information on our website is not part of this Report.

We have 27 offices and employ approximately 4,900 persons worldwide as of April 30, 2006. This excludes offices and employees of SSF that were part of the business contributed to Marine Harvest as described below.

General

Together with our subsidiaries and investments, we are engaged primarily in two businesses: transportation; and seafood production, farming and processing. Our transportation business is conducted through SNTG and its subsidiaries and our seafood business is carried out through SSF and its subsidiaries. SNTG and SSF are our wholly owned subsidiaries.

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

On April 29, 2005, we completed a joint venture between SSF and Nutreco. The joint venture was called Marine Harvest, a new worldwide fish farming, processing and sales business. We currently own 25% of the shares of Marine Harvest and Nutreco owns the remaining 75%. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed, and remains subject to approval from regulatory and competition authorities, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed. On receipt of the necessary approvals, we will recognize a gain on sale estimated to be $65 million. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer.

We did not contribute SSF’s turbot and sole operations in Europe and Southern bluefin tuna operations in Australia to Marine Harvest. Consequently, these businesses comprise SSF’s ongoing operations.

Additionally, SeaSupplier Ltd. (“SSL”) and its subsidiaries provide a marine purchasing service whereby SSL selects, purchases and arranges delivery for a ship’s needs for consumables, spare parts and other services.

Recent Significant Developments

Since the end of fiscal year 2005, we have taken a number of significant actions impacting our business, including the following:

•       Subsequent to November 30, 2005, we purchased the Turchese which was renamed the Stolt Frigate. The purchase price of this ship, an all stainless steel 6,155 deadweight tons (“dwt”) ship built in 1988, was $8.7 million;

•       Subsequent to November 30, 2005, we repurchased 2,981,850 Common Shares under our share buyback program. To date, we have repurchased Common Shares totaling $138.7 million under the $200 million repurchase program announced on August 25, 2005;

•       Between January and May 2006, we sold the Stolt London, Stolt Taurus, Stolt Titan and the Stolt Accord for aggregate consideration of $21.1 million;

•       On December 14, 2005, we paid an interim dividend of $1.00 per Common Share (including American Depositary Shares each of which represents one Common Share) to shareholders of record as of November 30, 2005. At the Annual General Meeting on May 26, 2006, the shareholders approved a final 2005 dividend of $1.00 per Common Share (including American Depositary Shares), payable on June 15, 2006 to shareholders of record as of June 1, 2006;

•       On January 3, 2006, we announced that we had received a letter from the Korean Fair Trade Commission (“KFTC”) informing us that the KFTC had ceased its deliberations in an investigation of cartel activity in the parcel tanker industry, which we understand constitutes formal notice that the KFTC has voted to close its investigation;

•       At the end of January 2006, we entered into a new seven-year $325 million revolving credit facility  underwritten by a group of banks led by Citibank. The facility is collateralized by a pledge of certain SNTG ships and, together with the $400 million credit facility put in place in 2005, provides us with a total of $725 million of ship-secured revolving credit facilities;

•       In February 2006, Marine Harvest completed a new EUR 350 million credit facility. Marine Harvest used part of the proceeds from this facility to fully repay approximately $65 million of principal plus accrued interest to us under a shareholder loan, representing payment in full;

•       On February 27, 2006, SNTG’s 50% owned joint venture with Nippon Yusen Kaisha Line (“NYK”), NYK Stolt Shipholding Inc., committed to acquire two 12,500 dwt ships to be constructed at the Usuki Shipyard Co. Ltd. in Japan. We expect the ships to be delivered by mid-2010 at a cost of $32 million each. Both ships will be chartered to our Stolt NYK Asia Pacific Services Inc. joint venture with NYK;

•       On March 4, 2006, we announced that we had signed a non-binding memorandum of understanding with the Lingang Harbor Affairs Company (“Lingang”) in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal. The joint venture participants are negotiating the definitive documentation to formalize these arrangements, which are conditioned on the parties receiving the necessary financing and regulatory approvals, among other conditions. It is possible that as a result of these negotiations, the terms of the joint venture could be modified. For additional information see “—Business Overview—Stolt-Nielsen Transportation Group—Terminals” below;

•       On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed, on March 29, 2006, we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. Results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed after receiving approvals from regulatory and competition authorities. On receipt of such approvals, we will recognize a gain on sale of estimated to be $65 million. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer (so long as any failure to obtain such approvals is not the fault of the sellers);

•       On March 20, 2006, we announced an agreement in principle with Oiltanking GmbH whereby our wholly owned subsidiary, Stolthaven Terminals BV, will acquire a 50% interest in Oiltanking

Antwerp N.V., a  terminal storage company in Antwerp, Belgium, for approximately $64 million, which will be paid partly in cash and partly by the assumption of outstanding debt.  In addition, we will provide approximately $16 million of additional capital for terminal expansion.  For additional information see “—Business Overview—Stolt-Nielsen Transportation Group—Terminals” below;

•       On March 28, 2006, we exercised our option to purchase the Montana  Sun, Montana Star and Montana Blue ships for $40.7 million. These ships were renamed the Stolt Mountain, Stolt Hill, and Stolt Peak, respectively.

•       On April 11, 2006, we announced that SNTG had entered a strategic partnership with Gulf Navigation Company LLC. Under the terms of the partnership, Gulf Navigation will acquire two 44,000 dwt parcel tankers from ShinA Shipbuilding Co. Ltd. of South Korea, under options formerly held by SNTG. Upon entering service in mid-2009, the ships will join the STJS;

•       On May 19, 2006, we announced that SNTG had acquired two parcel tankers, each of approximately 8,600 dwt, to meet growing customer demand in our inter-European service. The sister ships Bow Wave and Bow Wind were purchased from Iino Lines for $18.5 million each. We expect SNTG to take delivery of the ships between July and November 2006; and

•       On May 26, 2006, at the Annual General Meeting, our shareholders approved all agenda items, including the reduction of the authorized share capital from 120,000,000 Common Shares and 30,000,000 Founder’s Shares to 69,000,000 and 17,250,000, respectively, and re-elected all nominated directors.

For additional information, please see Item 5. “Operating and Financial Review and Prospects—Strategic Outlook—Financial Management,” and “—Liquidity and Capital Resources.” Please also see Note 25 to the Consolidated Financial Statements, included in Item 18 of this Report.

Business Overview

Stolt-Nielsen Transportation Group

Our transportation business is carried out through SNTG, which represented approximately 85% of our 2005 operating revenue, and approximately 81% of our total assets as of November 30, 2005.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. SNTG is able to offer its customers a range of transportation and storage solutions on a worldwide basis through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

As of April 30, 2006, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

Tankers

SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc., which was incorporated in Liberia in 1959. Parcel Tankers Inc. subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. As of April 30, 2006, SNTG had a fleet of 149 parcel tankers, product tankers, and river tankers ranging in size from approximately 1,125 to 40,160 dwt of which 78  parcel tankers were over 10,000 dwt, and with total capacity of approximately 2.4 million dwt. Of the 149 parcel tankers, 71 ships provide intercontinental service, 39 ships provide regional service and 39 ships provide inland or river service. Of the 149 parcel tankers, we own 71 ships, we have an interest in 14 ships via several joint ventures and we time charter, either directly or indirectly, 64 ships.

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

To facilitate handling of the diverse range of products carried by parcel tankers, our fleet is comprised of highly specialized ships. SNTG’s sophisticated intercontinental parcel tankers typically have 45 to 58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than those for equivalently sized product tankers.

SNTG’s parcel tanker fleet covers nearly all of the major international trade routes served by the industry. SNTG operates its ships on round-trip voyages with cargo carried on both outbound and inbound legs. These trade routes maximize utilization of ships which seldom sail without cargo.

SNTG operates its major intercontinental services through the STJS, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep-sea intercontinental market. We make the daily operating decisions of the STJS and provide such services as entering into COA with customers, making pricing decisions, directing the STJS ships’ voyages, collecting receivables and paying voyage operating expenses, all on behalf of the STJS. SNTG is primarily responsible for the fulfillment of the services contracted on behalf of STJS. The STJS ships are marketed by SNTG’s professional chartering personnel worldwide using proprietary marketing and cargo tracking information systems as part of SNTG’s worldwide network of chemical transportation and distribution services. Stolt-Nielsen Transportation Group B.V., a company incorporated in The Netherlands and wholly owned by us, manages the STJS.

The STJS participants include affiliates and non-affiliates of SNSA. As of April 30, 2006, this fleet was comprised of 71 parcel tankers totaling approximately 2.1 million dwt. Of these, SNTG directly owns and operates 44 ships and time-charters nine ships for participation in the STJS. The STJS collectively operates six ships owned by NYK Stolt Tankers, S.A. (“NYK Stolt,” 50%-owned by SNTG), three ships owned by Bibby Pool Partners Limited and three ships owned by Unicorn Lines (Pty) Limited. The STJS currently has six additional tankers on time-charter.

Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to optimize its total results.

SNTG also operates tankers in seven regional markets, three of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. (“SNAPS”) joint venture operates between East Asia, Southeast Asia, and Australia. The Stolt NYK Australia Pty. Ltd. (“SNAPL”) joint venture operates within the Australian coastal and trans-Tasman markets. Both the SNAPS and SNAPL tankers are marketed by SNTG’s offices in these areas. The Stolt-Nielsen Inter-Europe Service operates small tankers in European coastal waters while Stolt-Nielsen Inter-Asia Service operates small tankers in

Eastern Asian coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 39 inland tankers on  the Northwest European waterways while Stolt Transportation Services operates five inland barges in U.S. coastal waters.

In 2005, SNTG established a joint venture, Shanghai Sinochem-Stolt Shipping Co. Ltd., with Sinochem Shipping Co., Ltd to operate chemical tankers in the Chinese coast cabotage market. The joint venture has prepared its formal submission to the China Ministry of Commerce for an operating license, secured three strategic contracts with multinational chemical companies, and will take delivery of at least two and up to four stainless steel and four coated chemical tankers from two Chinese shipyards starting in 2006 to 2008.

During 2005 we entered into several commitments for the building of new ships. On April 1, 2005, we announced that we had reached agreement with the Kleven Floro yard in Norway for two 43,000 dwt ton parcel tankers to be delivered in late 2007 and early 2008. The aggregate price for the two ships is expected to be approximately $160 million. On June 9, 2005, we reached agreement with ShinA Ship Building Co. Ltd. of South Korea for four 44,000 dwt coated parcel tankers to be delivered in late 2008 and early 2009. The aggregate price for the four ships is expected to be approximately $230 million. On February 27, 2006, SNTG’s 50% owned joint venture with NYK line, NYK Stolt Shipholding Inc., committed to acquire two 12,500 dwt ships to be constructed at the Uruki Shipyard Co Ltd. in Japan. The ships are anticipated to be delivered by mid-2010 and will cost the joint venture approximately $30 million each.

We have also acquired ships in the open market. In August 2005 we purchased the Isola Blu, a 26,660 dwt parcel tanker built in 2001 for approximately $45 million which we renamed the Stolt Viking, and in February 2005 we acquired the 7,950 dwt Marinor parcel tanker built in 1992 for approximately $10 million which we renamed the Stolt Gannet. Subsequent to November 30, 2005, we purchased the Turchese which we renamed Stolt Frigate. The purchase price of this all stainless steel 6,155 dwt ship built in 1988 was approximately $9 million. On May 19, 2006, we announced that SNTG had acquired two parcel tankers, each of approximately 8,600 dwt, to meet growing customer demand in SNTG’s inter-European service. The sister ships Bow Wave and Bow Wind were purchased from Iino Lines for $18.5 million each. We expect SNTG to take delivery of the ships between July and November of 2006.

We, through SNTG, manage all of our owned ships and we employ our own seafarers. For our shipowning activities we have secured International Ship Management Association Quality Assurance System certification, which is an optional industry driven quality program. In addition we have International Standards Organization (“ISO”) 9002 and International Safety Management (“ISM”) certifications. ISO is not industry specific and is also an optional quality standard with which we comply. ISM is a regulatory requirement governed by the International Maritime Organization (“IMO”). We have a complete quality assurance system to ascertain that all of our operations are performed to a uniformly high standard and are properly documented.

SNTG personnel coordinate most of the marketing and sales efforts directly with SNTG’s parcel tanker customers. In some markets third-party brokers support this effort.

SNTG’s tanker operations make extensive use of information systems for estimating voyages, scheduling cargo, stowing cargo, billing customers, tracking product handling and cleaning requirements, and managing ships. These systems not only control and track the status of each cargo movement but also keep the customer informed through system-generated, estimated time of arrival notices. SNTG’s Cargo STOW (Stolt Tankers Operators Workstation) system, our proprietary software used to efficiently plan the loading of our parcel tankers and to verify that the varied and often hazardous products are carried in the appropriate cargo tanks, has won a Windows World Open award for best Microsoft Windows system for distribution companies.

Tank Containers

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

SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly manufactured tank containers and through acquisitions. SNTG specializes in making all transportation arrangements from origin to destination on behalf of the shipper, which is known as “door-to-door” shipping.

In November 2004, SNTG established a joint venture in China, Shanghai Stolt-Kingman Tank Containers Transportation Ltd, with Shanghai Kingman Container Service Company Limited. SNTG has a 76% interest in the company which was established to provide integrated, multi-modal tank container services to China’s bulk liquid chemical and food industries. In June 2005, SNTG acquired Ermefer, the food-grade container business of Group Ermewa S.A., a global provider of logistics services. This transaction added nearly 300 leased tanks to the food grade sector of the tank container division. In late 2005, SNTG added an additional 600 new units to its fleet by the purchase of newly built tank containers from the China Industrial Manufacturing Company.

All of SNTG’s tank containers are built and maintained to the standards of the IMO, the ISO, the U.S. Department of Transportation and other relevant governmental and private organizations. SNTG requires that all of its tank containers be constructed according to, and have valid certificates in accordance with, the International Convention for Safe Containers (“CSC”). SNTG conducts periodic inspections in conformity with CSC and IMO testing requirements to ensure compliance with those safety and trading requirements.

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

The business systems of SNTG’s tank container operations have received ISO 9002 certification which is a framework for quality management and quality assurance. SNTG’s Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track, trace and bill for tank container movements.

Terminals

SNTG owns or has investments in five bulk liquid storage terminals. SNTG’s terminals offer bulk liquid storage and handling services and are distribution centers for the transfer of products between various modes of transportation, including ships, rail, barge and tank trucks. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 4.4 million barrels of liquid storage as of April 30, 2006. Each of these terminals serves as a central location for the storage and distribution of liquid chemicals, vegetable oils, and other products, providing storage and handling services to SNTG’s parcel tankers and customers as well as for third parties.

The terminals in the U.S. are in Braithwaite, Louisiana and Houston, Texas. The Braithwaite terminal became operational in 2001 with capacity to store 405,000 barrels of liquid at that time. Since then, three expansions have added 1,020,900 barrels of capacity with the most recent addition of 280,000 barrels completed in 2005. During this same period since 2001, we added 755,000 barrels and 117,000 barrels of storage capacity to the Houston and Santos terminals, respectively.

SNTG’s terminal operations also have interests in two joint ventures, with a combined storage capacity of 3.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd, a joint venture with the Bolton Group in Malaysia, and (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. SNTG also has an arrangement with subsidiaries of the global storage company Koninklijke Vopak N.V. (“Vopak”) pursuant to which we have preferential rights for SNTG ships to berth at two terminals located in Rotterdam, which is SNTG’s parcel tanker operations’ most frequently called port. This berthing arrangement saves SNTG time and, therefore, improves the efficiency of ship operations.

On March 4, 2006, we announced that we had signed a non-binding memorandum of understanding with Lingang in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal. The intention of the joint venture partners is to establish two joint venture companies, one owning the jetty and dock, and the other owning the remaining terminal facilities for bulk liquid storage. SNTG will own 40% of the jetty joint venture and 65% of the terminal joint venture with Lingang, which has already begun construction of the first jetty, holding the remaining interest in these two joint ventures. The initial phase development of 630,000 barrels of storage capacity, including the complete jetty, is estimated to cost SNTG and Lingang a combined investment of $75 million, of which SNTG’s total share of the initial phase will be $44 million. The terminal’s first jetty is expected to be operational by August 2006 and the terminal is expected to be operational in 2007. The joint venture participants are negotiating the definitive documentation to formalize these arrangements, which are conditioned on the parties receiving the necessary financing and regulatory approvals, among other conditions. It is possible that as a result of these negotiations, the terms of the joint venture could be modified.

On March 20, 2006, we announced that Stolthaven Terminal B.V., a wholly owned subsidiary of SNSA, had agreed in principle with Oiltanking GmbH to acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium, for total consideration of approximately $64 million, which will be paid partly in cash and partly by the assumption of outstanding debt. The agreement remains subject to the completion of definitive documentation and regulatory approval, and if completed will have economic effect from January 1, 2006. The terminal, which is situated in the Port of Antwerp,  has a capacity of 3.3 million barrels of liquid storage serving the liquid chemical, gas and petroleum markets.

The following table contains information on SNTG’s terminals as of April 30, 2006:

Storage Location	% Holding	Year Acquired	Capacity (barrels)
Houston	100%	1982	2,547,300
Braithwaite	100%	2001	1,426,258
Santos	100%	1982	459,313
Subtotal			4,432,871
Joint Ventures
Westport, Malaysia	40%	1998	645,335
Ulsan, South Korea	50%	1999	3,308,440
Subtotal			3,953,775
Total			8,386,646

SNTG currently holds the ISO 9002 certification for our terminal business systems in Houston, Braithwaite and Santos. SNTG implemented a Terminal Automation System for tracking customer contracts and tank inventory, as well as for producing customer bills and reports. SNTG terminals also received security certification in 2004 as required by IMO with the certification being handled by regulatory authorities in each country where the terminals are located.

SNTG also operates a fleet of 436 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

Stolt Sea Farm

Our wholly owned subsidiary Stolt Sea Farm Holdings plc along with its subsidiaries is involved in the aquaculture industry. Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and was acquired by us in 1991.

Until April 29, 2005, SSF produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region. The following table illustrates the balance of these activities by farming region and product in terms of operating revenue for the three years ended November 30, 2005 and reflects the contribution of most of SSF’s operations to the Marine Harvest joint venture as of April 29, 2005:

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Turbot	$34.8	$29.1	$26.7
Sole	0.1	0.1	0.1
Southern Bluefin Tuna	17.8	17.9	23.8
Sub-Total	52.7	47.1	50.6
Other Operations Contributed to Marine Harvest	192.8	412.0	411.2
Total Operating Revenue	$245.5	$459.1	$461.8

In September 2004, we announced an agreement with Nutreco to contribute our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest.  For additional information on the deconsolidation and sale of our ownership interest in Marine Harvest, see “—General” above and Item 5. “Operating and Financial Review and Prospects—Description of our Business”. When we transferred the business, we retained our turbot and sole operations in Europe, and Southern bluefin tuna operations in Australia.

Turbot juveniles are produced by SSF and held in small land-based tanks, where sea water is pumped continuously. It takes an average of 28 months for the fish to grow to the optimum size for sale (about two kilograms). During this time the fish are moved from tank to tank about five times, sampled to control growth every month, and monitored and fed daily, by hand  or automatically.

We have been developing for a number of years the ability to farm sole. SSF has a production capacity of 50 tons annually in two pilot facilities. We are evaluating plans to increase our annual production of sole to 1,000 tons over the next five years.

SSF’s strategy is to guarantee a supply of turbot and sole to its customers throughout the year as there is very little seasonality in stock levels.  SSF’s sales force in Lira, Spain markets all of its turbot production in Europe, mainly in Spain, France and Italy. Traditionally, there have been several intermediaries between producers and consumers of fresh seafood, but there is a trend to sell directly to food service operators, mainly supermarket chains. Most of the turbot is distributed from SSF’s packing plant in Lira, Spain using distribution channels for fresh fish in nearby Galicia, Spain.

Southern bluefin tuna is caught in Australia around February of each year, with an average weight of 15 to 20 kilograms. The stock is kept in cages in a harbor with calm waters and fed for a six to eight month period ending in  June to September when it is harvested and sold. During the feeding period it doubles its average weight. Business is therefore very seasonal, with the majority of sales concentrated in three months and no stock at all of live Southern bluefin tuna held from October to February. SSF markets all its Southern bluefin tuna production to the Japanese market, via Japanese importers or international traders.  Part of the production is sold fresh and the rest is frozen.

Optimum Logistics

We established Optimum Logistics (“OLL”) in Bermuda on December 30, 1999. OLL was an application service provider which offered chemical companies supply chain management software through an Internet web site.

On February 28, 2001, we sold a 19% minority interest in OLL to Aspen Technology, Inc. (“Aspen”), a global provider of intelligent decision-support and e-business solutions for process industries.

In April 2003, we sold substantially all of the assets of OLL to Elemica, Inc. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL.

SeaSupplier

In early 2000, we established Prime Supplier Ltd., now renamed SeaSupplier Ltd. (“SSL”), as an application service provider which offers ship managers and ship owners a procurement system and associated consulting services to improve marine operations. SSL provides an internet website through which ship operators electronically select, purchase and arrange delivery for all of the ship’s needs for consumables, spare parts and other services directly with suppliers. In addition, SSL uses proprietary supplier and commercial databases to help the customer assess their current performance and areas of opportunity. Some customers are charged on a purchase order basis while most are on a negotiated fixed rate per month.

In May 2001, SSL acquired the business of OneSea.com Inc., through the sale of a 3% minority interest in SSL to the shareholders of OneSea.com Inc. We maintain a controlling interest of 97% ownership in SSL, which has offices in  Houston, Texas; Norwalk, Connecticut, and Bermuda.

Since its inception in 2000, SSL has incurred operating losses and negative operating cash flow. SSL began to generate revenue from SNTG during the second half of 2001. SSL has relied on equity and debt financing from us to fund its operations. As of November 30, 2005, we have invested approximately $9.9 million in debt and $15.6 million in equity in SSL. The operating expenses were largely associated with software development and employee salaries and benefits.

Unconsolidated Joint Ventures

Marine Harvest

Marine Harvest is the world’s largest producer and supplier of farmed salmon in the world. Marine Harvest is also an important supplier of sea trout, and is pioneering the farming of species new to aquaculture such as cod, halibut, yellowtail, sturgeon, tilapia and barramundi.

The growth and harvesting of Marine Harvest’s different fish species, and generations within those species, follow patterns over the life-cycle of the fish. The cycle starts with the build-up of inventory of the species, and ends as the inventory is harvested. These patterns are different for each species, and they do not all coincide. It is not always possible to discern seasonality overall, although there may be occasions when the coincidence of cycles of different species may result in a noticeable fluctuation in production. In Northern hemisphere markets for salmon, demand tends to rise in holiday seasons, typically at the end of the year and during spring.

Marine Harvest’s main seafood markets are Asia, North America and Europe. Traditionally, there have been several intermediaries between producers and consumers of fresh seafood. The majority of fish farmers do not have their own worldwide sales and marketing organizations, and these companies typically sell their fish to an exporter or a domestic wholesaler. The exporter and domestic wholesalers in turn sell to importers, traders, wholesalers and distributors which, in turn will sell to food service operators and retailers (restaurants and supermarkets). We believe there is a trend in Europe, North America and Asia, with varying degrees of speed and concentration, toward a consolidation into fewer and larger vertically integrated fish farming companies selling increasing portions of their products directly to food service operators, restaurant chains and supermarket chains.

Marine Harvest’s sales and distribution methods vary from market to market, depending on the nature of the product and the structure of the market. Sales may be to wholesalers, distributors, processors, food service organizations or retailers. Most distribution is performed by third-party suppliers on behalf of Marine Harvest.

Marine Harvest was initially funded with a combination of equity contributions and shareholder loans. Neither SNSA and its affiliates nor Nutreco has any ongoing cash funding obligations to Marine Harvest. In February 2006, Marine Harvest entered into a new EUR 350 million credit facility. Marine Harvest used part of the proceeds from this facility to repay us approximately $65 million of principal repayment on our shareholder loan plus accrued interest.

In September 2004, we announced an agreement with Nutreco to contribute our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. For additional information on the contribution of our net assets to and sale of our ownership interest in Marine Harvest, please see “—General” above and Item 5. “Operating and Financial Review and Prospects—Management Overview—Description of Our Business.” Please also see Note 4 to our Consolidated Financial Statements, included in Item 18 of this Report.

Discontinued Operations

Stolt Offshore

Our offshore contracting business, involving the design, procurement, construction, installation and servicing of offshore surface and subsurface infrastructure for the oil and gas industry,  was carried out through SOSA. As of November 30, 2004, we held a 41.7% economic and voting interest and accounted for SOSA using the equity method. As more fully described under Item 5. “Operating and Financial Review and Prospects—Management Overview” and Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report, we deconsolidated the activities of SOSA in our financial results effective the first quarter of fiscal 2004. On January 13, 2005 we sold all of our remaining ownership interest in SOSA. We have reclassified our previously issued financial statements to reflect SOSA as discontinued operations.

Financial Summary of Businesses

The following table sets out the operating revenue, income or loss from operations and identifiable assets for each of our businesses for the year ended November 30, 2005:

	Operating Revenue		Operating Income (Loss)	Identifiable Assets
	(in millions, except percentages)
SNTG:
Tankers	$966	59%	$153	$1,321	59%
Tank Containers	334	20	30	124	6
Terminals	83	5	23	302	13
SNTG Corporate	8	1	(23)	67	3
Subtotal	1,391	85	183	1,814	81
SSF	246	15	15	408	18
Corporate and Other	1	*	(16)	18	1
Total	$1,638	100%	$182	$2,240	100%

*                    Represents less than 1%.

Geographic Distribution

The following table sets out operating revenue by geographic area for our reportable segments for the years indicated. SNTG operating revenue is allocated on the basis of the country or region in which the cargo is loaded. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries that contribute over 10% of total operating revenue are disclosed individually, and those that contribute less than 10% are included together under “Other”.

	For the years ended November 30,
	2005	2004	2003
	(in millions)
SNTG:
Tankers:
United States	$301	$285	$237
South America	93	77	60
Netherlands	80	67	43
Other Europe	170	112	145
Malaysia	87	69	71
Other Asia	95	92	78
Middle East	64	49	44
Africa	71	61	54
Other	5	29	26
	$966	$841	$758
Tank Containers:
United States	$93	$91	$84
South America	11	10	8
France	36	30	23
Other Europe	81	74	65
Japan	18	19	15
Other Asia	80	61	50
Other	15	12	10
	$334	$297	$255
Terminals:
United States	$71	$63	$55
Brazil	12	13	9
	$83	$76	$64
Corporate	$8	$5	$4
Total SNTG	$1,391	$1,219	$1,081
SSF:
United States	$49	$119	$125
Canada	9	18	3
Chile	7	11	15
United Kingdom	10	28	18
Norway	13	24	25
Spain	22	21	18
France	5	12	8
Belgium	7	12	10
Other Europe	30	42	23
Japan	43	85	144
Singapore	25	21	25
Taiwan	—	14	12
Other Asia	22	52	36
Others	4	—	—
Total SSF	$246	$459	$462
Corporate and Other	1	2	1
Total SNSA	$1,638	$1,680	$1,544

Seasonality

SNTG’s markets can be impacted by a variety of seasonal factors including unpredictable weather patterns that can disrupt ship operations, an increase in the clean petroleum market in the winter months caused by increased consumption of oil in the Northern hemisphere, and summer and holiday periods which can result in decreased market activity.

SSF’s turbot operations typically has peak sales in December of twice the level of most other months. The Southern bluefin tuna business is a seasonal business with the majority of the harvest and sales typically occurring during June through September.

Key Supplier Relationships

Ship bunker fuel is the most significant cost for SNTG and is subject to volatility primarily due to the fluctuating price of oil. The market for bunker fuel is competitive and we source from a number of different suppliers. For additional information, please see Item 3. “Key Information—Risk Factors—Risks Related to Our Industries and Operations—Price fluctuations in ship fuel may impact our profitability”.

Feed for fish accounts for approximately 30% of the operating cost for SSF’s Southern bluefin tuna operations and 25% for turbot operations. Fish feed is typically produced from other wild catch of certain species of fish. Fluctuations in the price of feed could have an impact on SSF’s profitability. SSF’s ability to pass on increases in feed costs to their customers is dependent on the strength of the market for their products. Although there are a limited number of fish feed suppliers, pricing of fish feed is generally competitive.

Marine Harvest, under the shareholders’ agreement with Nutreco, has a feed supply contract for Nutreco to supply 90% of Marine Harvest’s requirements at prices available to unaffiliated third parties. The contract is for an initial period of three years, with further options for two one year extensions. The general principle agreed for the feed supply is that the Marine Harvest joint venture will pay the best price available in the market.

Regulation

Our businesses are subject to international conventions, U.S. regulations and other governmental regulations which strictly regulate various aspects of our operations. In addition, we are required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have all permits, licenses and certificates necessary to conduct our operations and have the ability to obtain new permits, licenses and certificates as needed when entering into new countries. Some countries such as China require that we enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. We have entered into such arrangements where necessary.

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

In addition, specifically to protect the purity of fats and vegetable oils, SNTG complies with the latest cargo rules established by the National Institute of Oilseed Products in the U.S. and the Federation of Oils, Seeds, and Fats Associations in Europe. SNTG’s Dedicated Vegetable Oil Service, which consists of ships dedicated to the carriage of vegetable oils, operates in compliance with these relevant rules.

SNTG operates river parcel tankers in Europe which are governed by the European Agreement on Regulations for the Carriage of Dangerous Substances on the Rhine and other applicable standards for service on the Rhine River in Europe. SNTG’s U.S. barging operations are governed by the U.S. Coast Guard safety and pollution prevention regulations.

As a foreign-owned corporation, SNTG is prohibited by U.S. federal law from owning more than a 25% interest in ships operating in the U.S. coastwise trade and in the U.S. inland waterway system.

In addition to many of the regulations governing the parcel tanker operations, SNTG’s tank container operations are subject to: the International Convention for Safe Containers, which establishes guidelines for the construction of tank containers; the International Maritime Dangerous Goods Code, which regulates the construction and periodic testing of equipment used to transport hazardous packaged liquids; and regulations of other comparable national authorities regarding the use of containers on rail cars and the transport of hazardous materials by rail or road. SNTG’s tank container depot in the U.S. is subject to the Occupational Safety and Health Act regulating the working conditions at such facility. Depots located outside of the U.S. are governed by the comparable national and governmental agencies. In addition, SNTG’s tank container operations also comply with rules and regulations of the U.S. Federal Maritime Commission with respect to non-ship operating common carriers.

Additional regulations specific to SNTG’s terminal operations in the U.S. are the Resource Conservation and Recovery Act regulating the reporting, record keeping, and handling of hazardous waste and the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

The U.S. Oil Pollution Act of 1990 (“OPA ‘90”) and Comprehensive Environmental Response, Compensation and Liability Act

OPA ‘90 sets out various requirements applicable to shipowners and ship operators in U.S. waters including, among other things, standards and requirements covering the construction of ships carrying oil and oil products (as defined in OPA ‘90,) stringent financial responsibility requirements and expanded contingency planning requirements. OPA ‘90 also increases shipowners’ and ship operators’ potential liability for damages and cleanup and removal costs for pollution accidents in U.S. waters. Ship and facility owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and cleanup costs and other damages arising from oil spills from their ships or facilities. These other damages are defined broadly to include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss to a government entity of taxes, royalties, rents, fees, and other lost revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and (vi) loss of subsistence use of natural resources.

With limited exceptions, OPA ‘90 requires that all ships ordered after June 30, 1990, or delivered after January 1, 1994, must be built with double hulls to be allowed to call at U.S. ports. There is a timetable for retrofitting existing ships with double hulls or taking them out of service, depending upon the year the ship was built, its gross tonnage, and whether the ship already has a double bottom or double sides. Double bottom ships greater than 5,000 tons and delivered in 1975 or later may operate without retrofitting the ship with a double hull until the ship reaches 30 years of age or 2015, whichever comes first. To operate in U.S. waters after 2015, ships must have both a double bottom and double sides.

Double bottom installation has become standard on most parcel tankers and chemical tankers since regulations of the IMO relating to the carriage of hazardous products in bulk became effective in January 1, 1995. All of SNTG’s parcel tankers already have double bottoms. It is SNTG’s intention that all tankers ordered in the future will comply with the double-hull requirements identified above.

The liability provisions of OPA ‘90 are applicable to “oil” as defined in OPA ‘90. For this purpose, “oil” means oil of any kind or in any form, including, but not limited to, petroleum, fuel oil, sludge, oil refuse, and oil mixed with wastes other than dredged spoil, but does not include any substance which is specifically listed or designated as a “hazardous substance” under CERCLA. Some of the chemicals carried on SNTG’s ships are covered by the provisions of CERCLA. SNTG’s ships frequently carry some parcel cargoes of lubricating oils and additives and the ships’ engines are powered by fuel oil. In addition, cargoes of “clean petroleum products,” which are generally covered by the provisions of OPA ‘90, are occasionally carried on SNTG’s ships. Animal fat and vegetable oils as well as other non-petroleum oils are included within the OPA ‘90 definition of “oil.”

In compliance with OPA ‘90 requirements, SNTG has obtained Certificates of Financial Responsibility for all of our ships which call on U.S. ports.

OPA ‘90 increased the limit on shipowners’ and ship operators’ liability for tankers over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million for damages, cleanup, and removal costs. Owners and operators of onshore facilities, including oil terminals, are liable for removal costs and damages up to a limit of $62 million. However, OPA ‘90 provides for unlimited liability if the spill was proximately caused by: (i) gross negligence or willful misconduct; (ii) violation of an applicable federal safety, construction or operating regulation by the responsible party, its agents or employees or any person acting pursuant to a contractual relationship with it; or (iii) if the owner or operator fails to report the spill, provide reasonable cooperation in connection with a removal order or, without sufficient cause, to obey an order issued by an authority under a removal regulation. For owners and operators of ships carrying hazardous substances as cargo, the liability provisions under CERCLA are $300 per gross ton or $5 million, whichever is greater. Facility owners and operators are liable for the total of all response costs plus $50 million for damages as defined under CERCLA. The CERCLA damages provisions are broadly similar to those of OPA ‘90. CERCLA also contains provisions similar to OPA ‘90 for breaking liability limits. CERCLA contains various reporting provisions, some of which are more detailed than OPA ‘90. Furthermore, both OPA ‘90 and CERCLA provide that individual U.S. states may issue their own pollution prevention laws and regulations, which laws and regulations may impose greater liabilities than set out in, and which may differ significantly from, OPA ‘90 or CERCLA. Many states have, in fact, enacted such provisions which provide for virtually unlimited liability for pollution accidents occurring in their waters.

OPA ‘90 also sets out contingency plan requirements with respect to cleanup and removal of the substances covered by its provisions. OPA ‘90 also requires expenditure to meet specific response standards for equipment to be kept on board ships. The contingency plan requirements also apply to marine transportation-related facilities, including U.S. Coast Guard-regulated onshore oil terminals, tank trucks, and railroad tank cars. We also meet Panama Canal Shipboard Oil Pollution Emergency Plan requirements for Panama Canal transit.

International Ship and Port Facility Security Code and U.S. Maritime Transportation Security Act of 2002

A variety of legislative initiatives have been enacted to increase maritime security worldwide in response to the September 11, 2001 terrorist attacks. The U.S. Maritime Transportation Security Act 2002 (“MTSA”) and its implementing regulations require certain security measures aboard ships operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to the Convention for Safety of Life at Sea created the International Ship and Port Facility Security Code (“ISPS Code”), a new chapter dealing with maritime security. The ISPS Code imposes various security obligations on ships and port facilities, including on board installation of automated information systems to enhance communications; on board installation of ship security alert systems; approval of ship security plans; and compliance with flag state security certification requirements of the country under which the ship is flagged. Both the ISPS Code and MTSA came into effect on July 1, 2004.

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

Inspection by a Classification Society and Drydocking

The hull and machinery of SNTG’s ships are “classed” by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member.

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked at routine intervals specified by the classification society, for inspection of the underwater parts of the ship. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be “in class,” and all of our ships currently meet that condition.

International Convention for the Prevention of Pollution from Ships

The IMO, a specialized agency of the United Nations, is responsible for improving maritime safety and preventing pollution from ships by establishing regulations for international shipping companies. Effective January 2007, the IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex II, which will require that a number of products, such as palm oil, coconut oil and palm fatty acids, currently able to be transported in single-hull cargo tanks, be transported in double-hull cargo tanks. It is estimated by market research companies that this will affect approximately 46 million tons of cargo worldwide which today are transported by single-hull cargo tanks. Although the full impact on our markets is not fully known, 71% of our ships are equipped with double-hull cargo tanks and we expect an increase in demand for those ships. For additional information, please see Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations.’’

Stolt Sea Farm and Marine Harvest

SSF and Marine Harvest are subject to the laws and regulations of the individual countries, including Norway, the U.K., Canada, the U.S., Chile, Spain, Portugal, France, Belgium and Australia, in which their operations are situated, which strictly regulate various aspects of their operations. The hatcheries, on growing sites, and slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. International conventions and treaties regulate the importation of SSF’s and Marine Harvest’s products in various markets around the world.

Participants in the fish farming industry operate in highly regulated markets in which price levels and production volumes are closely monitored and at times significantly restricted. Marine Harvest in particular operates in regions which are subject to the effect of extensive international trade regulations and disputes (in particular, Norway and Chile). For example, the EC initiated, in 1996, anti-dumping duty and countervailing duty (anti-subsidy) investigations on farmed salmon originating in Norway in order to reduce the volume of Norwegian farmed salmon for sale in the European market to protect the Scottish and Irish salmon farming industries. Provisional measures were imposed in September of 1997 and terminated in May of 2003.

A new anti-dumping investigation was initiated in October of 2004, and the EC announced, on January, 17, 2006, that it had adopted definitive anti-dumping measures in the form of a minimum import price for Norwegian Salmon at EUR 2.80 per kilo for whole fish (fresh, chilled or frozen). In addition, in 2002 the EC initiated an anti-dumping investigation against farmed salmon from Chile and Faeroe Islands, which were also terminated in May of 2003. In February of 2005, the EC imposed safeguard measures in the form of tariff-rate quotas against all forms of farmed salmon from Chile for the period from February 2005 to August 2008, and in April of 2005, the EC revoked the safeguard measures.

Marine Harvest produces 35% of its farmed salmon in Norway and 61% of this salmon is sold in the European Union.

In 1991, the U.S. imposed anti-dumping and countervailing duties on fresh and chilled Atlantic salmon from Norway. The applicable duty rates are 23.8% for anti-dumping and 2.27% for countervailing duties. The duties were reviewed and upheld in “sunset reviews” in 2000 and 2005. Exporters and producers can try to reduce their duty rates in “administrative” reviews, but Marine Harvest has not obtained such reduced duties.

Additionally, ongoing disputes between Norway and Russia over imports of Norwegian salmon into Russia may also have an adverse impact on the value of Marine Harvest’s exports of Norwegian salmon to Russia. Such monetary trade barriers and other non-monetary barriers, including extensive public health requirements, imposed in the future on sales of salmon originating from Norway, Chile or any of Marine Harvest’s other production locations by countries into which Marine Harvest sells its products, could have a material adverse effect on its business, results of operations and financial condition.

Competition

Stolt-Nielsen Transportation Group

Each of SNSA’s businesses competes in a dynamic and highly-competitive environment. In the parcel tanker business, price is an important factor in determining which supplier of transportation services is awarded a contract but it is not the only factor. Additional factors that drive customers’ decisions include, among others, relationships with existing customers, the quality of service, the track record in providing service if the firm is the incumbent, the environmental and safety record of the firm, the availability of service—including sufficient frequency of voyages in relevant trade lanes, the technical capabilities of ships, the degree of customized service required, the ability to assure sufficient capacity despite fluctuating contract demand, and whether the customer wishes to have integrated door-to-door service through a combination of tankers, container and terminal service. Across all of SNTG’s businesses, SNTG’s customer base includes the world’s largest chemical companies, and its customers are extremely sophisticated consumers of transportation and storage services, with extensive in-house transportation purchasing departments and the ability to call upon outside brokers and consultants in making logistics and transportation purchasing decisions, whether on a spot or contract basis.

In general, SNTG’s tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker business is sometimes divided into two segments, deep-sea and regional, which depend on the routes and ships employed. For its deep-sea COA business, SNTG competes with many competitors worldwide including Odfjell, Aurora, Clipper Wonsild Tankers, Jo Tankers, Dorval

Shipping, Novamar International, Tokyo Marine, Team/Blystad and M.T. Maritime Management, MISC, Hiltveit Associates, Fairfield Chemical Carriers, Formosa Marine, Seatrans Ermefer, Iver Ships, and UCT Chemical Tankers. SNTG’s parcel tanker business also competes with owners who provide clean petroleum product transportation services, such as TORM and Brostrom Tankers SA, as well as regional fleets and in some cases the customer’s own fleet. SNTG’s tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is highly fragmented, with SNTG facing competition from a variety of competitors, including larger, global players. Competitors include Hoyer, VOTG Tanktainer, United Tank Transport, Bulkhaul, Suttons, Interflow, Leschaco, Dana, Nippon Concept and Taby, as well as scores of smaller tank container operators. SNTG also competes with tank container leasing companies, freight forwarders, container shipping lines, which operate tank containers and other modes of bulk liquid transportation, including intermediate bulk containers, flexibags, drums and tank trucks. SNTG’s terminal operations compete with other international terminal networks as well as local independent terminal companies, with geographic location being a key competitive factor. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled.

Stolt Sea Farm

SSF is the world’s largest producer of farmed turbot in terms of harvest volumes. In Spain, Portugal and France, SSF competes primarily with other Spanish and French producers of turbot and with suppliers of wild turbot. In Australia, SSF sells all its Southern bluefin tuna production to the Japanese market, competing with other Australian, European, and Mexican producers as well as with the wild catch tuna from Japan, Korea, and Indonesia.

Insurance

We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The SNSA corporate insurance includes SNTG and SSF.

The owned fleet of SNTG is currently covered by hull and machinery insurance in the aggregate amount of $2.9 billion and SSF total insured value is $14 million. The hull and machinery policy covers the value of the ships themselves and related equipment. Marine liabilities, such as loss of life and injury, collisions, pollution and liability arising from the carriage of cargo, which may be incurred through the operation of ships, are insured under marine protection and indemnity insurance. The coverage has a limit of approximately $5 billion per incident, except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities, such as liability for third-party injury and property damage not arising from ship operations, are insured up to $200 million per event. Our fish stock is insured  for losses in respect of mortality and physical loss of fish stock. Our captive insurance company retains a deductible, the excess of which is reinsured. The limit on the reinsurance is $7.3 million for any one event and the average value of the stock is reinsured for up to $22 million. We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate. It is possible, however, that we could incur liabilities in excess of our insurance coverage.

For additional information on our captive insurance subsidiary, Marlowe Insurance Ltd., please see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Captive Insurance Company.”

For information on risks related to our insurance coverage, please see Item 3. “Key Information—Risk Factors—Risks Related to Our Industries and Operations—We are exposed to substantial hazards and risks that are inherent in the industries in which we operate, which may result in loss of revenues, increased expenses, or liabilities which may potentially exceed our insurance coverage and contractual indemnity provisions.”

Significant Subsidiaries

As of May 30, 2006, our significant subsidiaries are as follows:

Name of Company	Country of Incorporation	% Shareholding
Stolt-Nielsen Transportation Group Ltd.	Liberia	100
Stolt-Nielsen Transportation Group Ltd.	Bermuda	100
Stolt-Nielsen Transportation Group Inc.	U.S.	100
Stolt-Nielsen Transportation Group B.V.	Netherlands	100
Stolt-Nielsen Investments N.V.	Netherlands Antilles	100
Stolt-Nielsen Holdings B.V.	Netherlands	100
Stolt Sea Farm Investments B.V.	Netherlands	100

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

Property, Plants and Equipment

Stolt-Nielsen Transportation Group

The following table describes the parcel tankers that are operated by SNTG, both within and outside Stolt Tankers Joint Services. It also includes ships that SNTG leases or time-charters from other parties. See the notes to the table below pertaining to ownership and registry.

Parcel Tankers Operated by Stolt Tankers Joint Service
as of April 30, 2006

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT INNOVATION CLASS
Stolt Capability	1998	37,000	NYK Stolt	Liberian
Stolt Efficiency	1998	37,000	SNTG BV(1)	Cayman
Stolt Inspiration	1997	37,000	SNTG BV(1)	Cayman
Stolt Creativity	1997	37,000	SNTG BV(1)	Cayman
Stolt Invention	1997	37,000	NYK Stolt	Liberian
Stolt Confidence	1996	37,000	SNTG BV(1)	Cayman
Stolt Innovation	1996	37,000	SNTG BV (1)	Cayman
Stolt Concept	1999	37,000	SNTG BV (1)	Cayman
Stolt Effort	1999	37,000	SNTG BV(1)	Cayman
STOLT ACHIEVEMENT CLASS
Stolt Achievement	1999	37,000	SNTG BV(1)	Cayman
Stolt Perseverance	2001	37,000	SNTG BV(1)	Cayman
STOLT HELLULAND CLASS
Stolt Vinland	1992	29,999	SNTG BV(1)	Cayman
Stolt Vestland	1992	29,999	SNTG BV(1)	Cayman
Stolt Helluland	1991	29,999	SNTG BV(1)	Cayman
Stolt Markland	1991	29,999	SNTG BV(1)	Cayman
STOLT SAPPHIRE CLASS
Stolt Jade	1986	38,746	SNTG BV(1)	Cayman
Stolt Aquamarine	1986	38,746	SNTG BV(1)	Cayman
Stolt Topaz	1986	38,720	SNTG BV(1)	Cayman
Stolt Emerald	1986	38,720	SNTG BV(1)	Cayman
Stolt Sapphire	1986	38,746	NYK Stolt	Liberian
STOLT FALCON CLASS
Stolt Eagle	1980	37,082	SNTG BV(1)	Liberian
Stolt Condor	1979	37,200	SNTG BV(1)	Liberian
Stolt Heron	1979	37,075	SNTG BV(1)	Liberian
Stolt Hawk	1978	37,080	SNTG BV(1)	Liberian
Stolt Osprey	1978	37,080	SNTG BV(1)	Liberian
Stolt Falcon	1978	37,200	SNTG BV(1)	Liberian
STOLT PRIDE CLASS
Stolt Excellence	1979	32,093	SNTG BV(1)	Liberian
Stolt Loyalty	1978	32,091	SNTG BV(1)	Liberian
Stolt Tenacity	1978	32,093	SNTG BV(1)	Liberian
Stolt Integrity	1977	32,057	SNTG BV(1)	Liberian
Stolt Sincerity	1976	31,942	SNTG BV(1)	Liberian
Stolt Pride	1976	31,942	SNTG BV(1)	Liberian

STOLT AVANCE CLASS
Stolt Avenir	1978	23,275	SNTG BV(1)	Liberian
Stolt Avance	1977	23,648	SNTG BV(1)	Liberian
STOLT SEA CLASS
Stolt Sea	1999	22,500	SNTG BV(1)	Cayman
Stolt Sun	2000	22,210	SNTG BV(1)	Cayman
Stolt Span	1999	22,460	NYK Stolt	Liberian
Stolt Surf	2000	22,460	SNTG BV(1)	Cayman
Stolt Stream	2000	22,917	SNTG BV(1)	Cayman
Stolt Spray	2000	22,460	SNTG BV(1)	Cayman
SUPERFLEX CLASS
Stolt Guardian	1983	39,726	SNTG BV(1)	Liberian
Hyde Park	1982	39,015	T/C by SNTG BV	Liberian
Stolt Protector	1983	39,782	SNTG BV(1)	Liberian
Kenwood Park	1982	39,015	T/C by SNTG BV	Liberian
Stolt Peak	1991	40,153	SNTG BV	Liberian
Stolt Hill	1992	40,160	SNTG BV	Liberian
Stolt Mountain	1994	40,160	SNTG BV	Liberian
STOLT ASPIRATION CLASS
Stolt Aspiration	1987	12,219	NYK Stolt	Liberian
Stolt Alliance	1985	12,674	NYK Stolt	Hong Kong
Stolt Taurus	1985	12,749	T/C by SNTG BV	Liberian
Stolt Titan	1985	12,691	SNTG BV(1)	Liberian
Stolt Devon	1985	12,721	Bibby	Panamanian
TRIUMPH CLASS
Stolt Kent	1998	19,300	Bibby	Isle of Man
Stolt Dorset	1997	19,299	Bibby	Panamanian
NTOMBI CLASS
Stolt Ntaba	1991	13,946	Unicorn	Panamanian
Stolt Ntombi	1990	13,947	Unicorn	Panamanian
STOLT VALOR CLASS
Stolt Valor	2003	25,000	T/C by SNTG BV	Hong Kong
Stolt Vanguard	2004	25,261	T/C by SNTG BV	Hong Kong
Stolt Virtue	2004	25,000	T/C by SNTG BV	Liberian
Stolt Vision	2005	25,147	T/C by SNTG BV	Hong Kong
OTHER PARCEL TANKERS
Stolt Hikawa	1992	8,080	SNTG BV(1)	Cayman
Stolt Nanami	2003	19,500	T/C by STJS	Panamanian
Valerie	2003	19,981	T/C by STJS	Gibraltar
Stolt Courage	2004	32,329	T/C by STJS	Philippines
Stolt Endurance	2004	32,306	T/C by STJS	Philippines
Stolt Glory	2005	32,400	T/C by SNTG BV	Philippines
Stolt Strength	2005	32,400	T/C by SNTG BV	Philippines
Stolt Zulu	2006	25,000	Unicorn	Panamanian
Stolt Viking	2000	26,600	SNTG BV(1)	Cayman
Moyra	2005	19,820	T/C by STJS	Gibraltar
Chemstar Venus	1999	19,455	T/C by STJS	Panamanian
TOTAL IN STJS (71 ships)		2,093,375

Parcel Tankers Outside the Stolt Tankers Joint Service
Operated and/or Controlled by Stolt Affiliates
as of April 30, 2006

Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT-NIELSEN INTER-EUROPE SERVICE
Stolt Shearwater	1998	5,498	DRF	Cayman
Stolt Kittiwake	1993	4,710	SNTG BV(1)	Cayman
Stolt Guillemot	1993	4,676	SNTG BV(1)	Cayman
Stolt Cormorant	1999	5,498	DRF	Cayman
Stolt Kestrel	1992	5,758	SNTG BV(1)	Cayman
Stolt Petrel	1992	4,794	SNTG BV(1)	Cayman
Stolt Tern	1992	4,794	SNTG BV(1)	Cayman
Stolt Dipper	1992	4,794	SNTG BV(1)	Cayman
Stolt Kite	1992	4,794	SNTG BV(1)	Cayman
Stolt Puffin	1992	5,758	SNTG BV(1)	Cayman
Stolt Fulmar	2000	5,498	DRF	Cayman
Stolt Egret	1992	5,758	SNTG BV(1)	Cayman
Stolt Avocet	1992	5,758	SNTG BV(1)	Cayman
Stolt Gannet	1992	7,950	SNTG BV(1)	Cayman
Stolt Frigate	1988	6,155	SNTG BV	Cayman
STOLT-NIELSEN INTER-ASIA SERVICE
Chembulk Fortitude	1989	13,901	T/C by SNTG BV	Panamanian
Stolt Distributor	2002	3,992	T/C by SNTG BV	Panamanian
SC Singapore	1989	13,901	T/C by SNTG BV	Liberian
STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen	1998	11,537	NSSH	Liberian
Stolt Botan	1998	11,553	NSSH	Liberian
Stolt Kikyo	1998	11,545	NSSH	Liberian
Stolt Azami	1997	11,564	NSSH	Liberian
Stolt Ayame	1991	9,070	NSSH	Hong Kong
Stolt Azalea	1988	7,582	NSSH	Liberian
Stolt Lily	1988	7,593	NSSH	Liberian
Stolt Orchid	2003	8,811	T/C by SNTGB	Panamanian
Stolt Jasmine	2005	12,430	T/C from NSSH	Panamanian
Stolt Rindo	2005	11,519	T/C from NSSH	Panamanian
Stolt Violet	2004	8,792	T/C by SNTGB	Panamanian
STOLT NYK AUSTRALIA PTY LTD
Stolt Australia	1986	9,940	NSSH	Australian
SINOCHEM STOLT SHIPPING
Zhonghua8	1993	1,125	SSC	China
Zhonghua10	1996	3,398	SSC	China
Caihongnushnen	2000	3,713	SSC	China
Ao Xing	1998	3,989	SNTG BV	China
STOLT-NIELSEN INLAND TANKER SERVICE
Stolt Alliantie	1999	1,600	T/C by SNTG BV	Dutch
Stolt Emden	1980/1998	1,388	SNTG BV	German

Stolt Madrid	1994	1,560	SNTG BV	Dutch
Stolt Oslo	1994	1,556	SNTG BV	Dutch
Ingrit	1994	1,202	T/C by SNTG BV	Dutch
Stolt Waal	1993	2,095	SNTG BV	Dutch
Stolt Somtrans	1993	2,408	T/C by SNTG BV	Belgian
Stolt Rom	1993	2,156	SNTG BV	Dutch
Stolt Wien	1993	2,157	SNTG BV	Dutch
Stolt Mosel	1992	2,133	SNTG BV	Dutch
Stolt Main	1992	2,124	SNTG BV	Dutch
Stolt Neckar	1992	2,095	SNTG BV	Dutch
Stolt Maas	1992	2,096	SNTG BV	Dutch
Stolt Basel	1992	2,404	SNTG BV	Dutch
Stolt Lausanne	1992	2,359	SNTG BV	Dutch
Turbulentie	1986/1990	1,777	T/C by SNTG BV	Dutch
Stolt Koeln	1989	1,701	SNTG BV	German
Thysstad	2000	2,500	T/C by SNTG BV	Belgian
Stolt Merlux	2002	2,001	T/C by SNTG BV	Dutch
Stolt Texas	2002	3,198	T/C by SNTG BV	Dutch
Wervelwind	1988/2003	1,689	T/C by SNTG BV	Dutch
Stolt Hamburg	1992	1,283	SNTG BV	Dutch
Stolt Variante	2003	2,000	T/C by SNTG BV	Dutch
Carrera	2004	3,149	T/C by SNTG BV	Belgian
Fellowship	2004	3,143	T/C by SNTG BV	Dutch
Provider	2004	3,147	T/C by SNTG BV	Dutch
Poseidon	2000	2,512	T/C by SNTG BV	Dutch
Sensation	2004	2,992	T/C by SNTG BV	Dutch
Stolt Antwerpen	1984	1,600	T/C by SNTG BV	Dutch
Mirevito	1999	1,500	T/C by SNTG BV	Dutch
Roxanna	2000	2,595	T/C by SNTG BV	Dutch
Orinoco	2004	1,875	T/C by SNTG BV	Belgian
Emma06	2005	2,994	T/C by SNTG BV	Dutch
Ardijo	1987	3,177	T/C by SNTG BV	German
Oranje Nassau	2005	3,348	T/C by SNTG BV	Dutch
Stanleystad	2005	5,750	T/C by SNTG BV	Belgian
Piz Amalia	1993	1,605	T/C by SNTG BV	Dutch
Piz Albris	1991	1,608	T/C by SNTG BV	Dutch
Piz Albana	1992	1,605	T/C by SNTG BV	Dutch
STOLT-NIELSEN TRANSPORTATION GROUP INC.
MMI 101	1964	2,186	T/C by SNTGI	U.S.
MMI 110	1964	1,991	T/C by SNTGI	U.S.
MMI 111	1968	1,991	T/C by SNTGI	U.S.
MMI 304	1968	2,436	T/C by SNTGI	U.S.
MMI 501	1973	1,994	T/C by SNTGI	U.S.
Total Outside STJS (78 ships)		343,999
GRAND TOTAL (149 ships)		2,437,374

(1)          These parcel tankers are subject to ship mortgages related to certain of our debt. The total net book value of mortgaged SNTG ships was approximately $0.8 billion as of April 30, 2006.

Notes:

“SNTG BV” means Stolt-Nielsen Transportation Group B.V.

“SNTGB” means Stolt-Nielsen Transportation Group Ltd. (Bermuda)

“SNTGI” means Stolt-Nielsen Transportation Group Inc.

“NYK Stolt” means NYK Stolt Tankers S.A., which is 50% owned by us.

“NSSH” means NYK Stolt Shipholding Inc., which is 50% owned by us.

“B/B” means bareboat chartered which is the hire of a ship without crew for a certain period of time.

“T/C” means time-chartered which is where a ship is hired for a certain period of time and the hire includes the crew and technical management of the ship.

“Bibby” means Bibby Pool Partner Limited.

“Unicorn” means Unicorn Lines (Pty) Limited.

“DRF” means DS-Rendite-Fonds Nr. 99 CFS GmbH & Co. Produktentanker KG, to which three ships were sold and leased back to us.

“SSC” means Sinochem Shipping Co. Ltd (Hainan), which is the other partner of the Stoltchem Ship Management (Shanghai) Ltd joint venture, which is 50% owned by us.

Other Properties—SNTG

In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG as of April 30, 2006:

	Owned	Leased	Debt Outstanding (as of April 30, 2006)
	(acres)		(in millions)
Houston bulk liquid storage terminal	214	—	$150	(a)
Braithwaite bulk liquid storage terminal	603	—	150	(a)
Santos bulk liquid storage terminal	28	—	—
Singapore tank container depot	—	4	—
Rotterdam pier	3	—	—
	848	4	$150	(a)

(a)           Both the Houston and Braithwaite bulk liquid storage terminals are collateral for a $150 million term loan.

Other Properties—SSF

In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SSF.

	Owned	Leased	Production Capacity
	(acres)		(tons/year)
Ongrowing Sites
Vilan Spain	21.5	—	1,200
Lira Spain	23.5	—	1,100
Quilmas Spain	3.7	—	290
Merexo Spain	5.6	—	220
Couso Spain	6.7	—	260
Palmeira Spain	0.7	—	50
Tocha Portugal	—	58.1	220
Oye Norway	—	5.1	240
Anglet France	—	5.1	190
Subtotal	61.7	68.2	3,770
Hatcheries			(thousands of juveniles/year)
Merexo Spain	1.5	—	1,500
Quilmas Spain	1.2	—	1,500
Subtotal	2.7	—	3,000
Processing Plant			(tons/year)
Lira Spain	0.2	—	4,000
Subtotal	0.2	—	4,000
Total	64.7	68.2

None of the above SSF facilities are collateral for our debt obligations.

Other Properties—Marine Harvest

Marine Harvest’s properties primarily consist of ongrowing sites, hatcheries and processing plants.

Capital Expenditures

Capital expenditures by business over the last three years are summarized below. There were no significant disposals during the three-year period.

	For the years ended November 30,
	2005	2004	2003
	(in millions)
SNTG:
Tankers	$93.0	$6.5	$10.2
Tank Containers	35.3	3.7	2.5
Terminals	20.6	23.6	24.1
Corporate	4.3	0.3	0.3
Total SNTG	153.2	34.1	37.1
SSF	5.6	17.2	29.1
Corporate and Other	—	—	—
Sub-total	158.8	51.3	66.2
Discontinued Operations	—	1.6	21.9
Total SNSA	$158.8	$52.9	$88.1

Our projected capital expenditures for 2006 amount to approximately $331 million, comprised of $327 million for SNTG, and $4 million for SSF. As of March 31, 2006, we had spent approximately

$68 million for SNTG relating mainly to the purchase of the Turchese for $9 million, the Montana Star, Montana Blue and Montana Sun for $41 million, a down-payment for newbuildings of $5 million and the purchase of 600 new tank containers for $6 million. As of March 31, 2006, we had spent approximately  $0.4 million for SSF, on a variety of capacity and maintenance projects. The remaining major projects for SNTG in 2006 are the down-payment for newbuildings of $110 million, the purchase of the sister ships Bow Wave and Bow Wind for $37 million, the double-hull conversion of three Montana ships for $5 million, the purchase of 500 new tank containers for $6 million, the purchase of a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium and its expansion for approximately $83 million, and the expansion of the Houston and Santos terminals on which we expect that approximately $13 million will be spent during the remainder of 2006 and which will result in the addition of 186,000 barrels of storage capacity during 2006. The remaining major projects for SSF in 2006 are primarily related to capacity and maintenance projects.

Proceeds from Asset Sales

In 2005, proceeds from sale of assets were $9.4 million, primarily from the sale of three ships (the Stolt Praag, Stolt Hoechst and Stolt Berlin), the sale of an Argentine land parcel, a condominium in Greenwich, Connecticut, and the sale of our interest in Seabulk International, Inc.

In 2004, proceeds from sale of assets were $3.8 million, consisting of miscellaneous asset sales by SNTG for $3.2 million and by SSF for $0.6 million.

In addition, in 2004 we received $13.2 million as a dividend from Edgewater Park Associates, Inc., a non-consolidated joint venture, in connection with the sale of our interest in a Greenwich, Connecticut office building leased by SNTG. The dividend is included in “Dividends from non-consolidated joint ventures” in the Consolidated Statement of Cash Flows.

In 2003, proceeds from sale of assets were $98.7 million, principally $55.8 million from the sale/leaseback of parcel tankers, $16.5 million from sale of investments in Vopak and Univar N.V. (“Univar”), $25.8 million from the sale/leaseback of tuna quota rights at SSF.

Item 4.A.             Unresolved Staff Comments.

None.

Item 5.                        Operating and Financial Review and Prospects.

Introduction

This section discusses matters we consider important for an understanding of our financial condition and results of operations during each of the three fiscal years in the period ended November 30, 2005. This discussion consists of:

•       “Management Overview;”

•       a section entitled “Factors Affecting Our Financial Condition and Results of Operations;”

•       a section entitled “Application of Critical Accounting Policies;”

•       a section entitled “Impact of Recent Accounting Standards;”

•       “Strategic Outlook;”

•       “Outlook for Fiscal Year 2006;”

•       “Results of Operations;” and

•       a section entitled “Liquidity and Capital Resources.”

You should read this section in conjunction with the Consolidated Financial Statements and the Notes thereto, included in Item 18 of this Report.

Management Overview

SNSA is a Luxembourg company. Together with our subsidiaries and investments, we are engaged primarily in two businesses: transportation; and seafood production, farming and processing. The transportation business is conducted through SNTG; and the seafood business is carried out through SSF. SNTG and SSF are wholly owned subsidiaries. Additionally, SSL provides a total marine procurement service whereby it can select, purchase and arrange delivery for a ship’s needs for consumables, spare parts and other services. On April 29, 2005, we completed a joint venture between SSF and the fish farming and sales business of Nutreco Holding N.V. The joint venture was called Marine Harvest,  a new worldwide fish farming, processing and sales business. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF’s turbot and sole operations in Europe and Southern bluefin tuna ranching operations in Australia. The combined total annual revenue of the retained SSF business was approximately $52.7 million in 2005. We currently own 25% of the outstanding shares of Marine Harvest and Nutreco owns the remaining 75%. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approvals from regulatory and competition authorities, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed.  On receipt of the necessary approvals, we will recognize a gain on the sale estimated to be $65 million. Until January 13, 2005, we also had an ownership interest in SOSA, an offshore construction business. Throughout much of fiscal year 2004, including at year end, we owned a 41.7% economic and voting interest in SOSA. We deconsolidated the activities of SOSA in our financial reports as of February 19, 2004, as we no longer had a controlling interest. From the second quarter of 2004 on, we accounted for our interest in SOSA using the equity method of accounting. On January 13, 2005, we sold all of our ownership interest in SOSA. We reported a net gain of $356.0 million on the sale in the results for the first quarter of 2005.

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

As of April 30, 2006, SNTG is, based on the deadweight tons of the fleet, one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

We utilize our terminals to improve the operational efficiency of SNTG’s parcel tankers. Our terminals offer storage and distribution services to the same customers that use our parcel tanker and tank container operations and can store and distribute the same products. We can reduce the amount of time our ships spend in port when our customers use our terminal facilities, enabling us to operate more efficiently. The terminals are not only available to our tanker customers, but operate as independent third-party facilities open to all customers and ship owners on a first-come-first-served basis. As of April 30, 2006, we owned and operated two tank storage terminals in the U.S., in Braithwaite, Louisiana and in Houston, Texas, and one in Santos, Brazil. These three facilities had a combined capacity of approximately 4.4 million barrels of liquid storage as of April 30, 2006. As of April 30, 2006, our terminal operations also had interests in two joint ventures consisting of (i) a 40% interest in Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group which has a terminal facility in Westport, Malaysia and (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. We accounted for the results of the joint ventures under the equity method of accounting.

On March 4, 2006, we announced that we had signed a non-binding memorandum of understanding with Lingang in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal. The intention of the joint venture partners is to establish two joint venture companies, one owning the jetty and dock, and the other owning the remaining terminal facilities for bulk liquid storage. SNTG will own 40% of the jetty joint venture and 65% of the terminal joint venture with Lingang, which has already begun construction of the first jetty, holding the remaining interest in these two joint ventures. The initial phase development of 630,000 barrels of storage capacity, including the complete jetty, is estimated to cost SNTG and Lingang a combined investment of $75 million, of which SNTG’s total share of the initial phase will be $44 million. The terminal’s first jetty is expected to be operational in August 2006 and the terminal is expected to be operational in 2007. The joint venture participants are negotiating the definitive documentation to formalize these arrangements, which are conditioned on the parties receiving the necessary financing and regulatory approvals, among other conditions. It is possible that as a result of these negotiations, the terms of the joint venture could be modified.

On March 20, 2006 we announced that Stolthaven Terminal B.V., a wholly owned subsidiary of SNSA, had agreed with Oiltanking GmbH in principle to acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium, for total consideration of approximately $64 million, which will be paid partly in cash and partly by the assumption of outstanding debt. The agreement remains subject to the completion of definitive documentation and regulatory approval, and if completed will have economic effect from January 1, 2006. The terminal, which is situated in the Port of Antwerp,  has a capacity of 3.3 million barrels of liquid storage serving the liquid chemical, gas and petroleum markets.

For additional information on SNTG, please see Item 4. “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group.”

Stolt Sea Farm

Until April 29, 2005, SSF produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region.

In September 2004, we announced an agreement with Nutreco to transfer most of our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. The transaction closed on April 29, 2005. Our turbot and sole operations in Europe, and Southern bluefin tuna ranching operations in Australia, with combined total annual operating revenue in 2005 of approximately $52.7 million, were not included in the Marine Harvest joint venture.

Unconsolidated Joint Venture

Marine Harvest

Marine Harvest is the world’s largest producer and supplier of farmed salmon in the world. Marine Harvest is also an important supplier of sea trout, and is pioneering the farming of species new to aquaculture such as cod, halibut, yellowtail, sturgeon, tilapia and barramundi. Marine Harvest’s main seafood markets are Asia, North America and Europe. Marine Harvest has traditionally used intermediaries in marketing and delivering its products to consumers.

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approvals from regulatory and competition authorities, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed. On receipt of the necessary approvals, we will recognize a gain on the sale estimated to be $65 million.

On March 6, 2006, when we announced the sale of our ownership interest in Marine Harvest, we stated that we expected to realize a gain of approximately $80 million from the sale upon closing. We now estimate that this gain will be approximately $65 million. We have adjusted this estimation because our share of the estimated profits of Marine Harvest in the first and second quarters of 2006 have increased the basis of our investment.

For a summary of the terms of the agreement for the sale of Marine Harvest, please see Item 10. “Additional Information—Material Contracts—Share Purchase Agreement for the Sale of Marine Harvest”.

Discontinued Operations

Stolt Offshore

While we owned SOSA, it was one of the largest offshore services contractors in the world in terms of revenue. During the three years covered by this management review, SOSA designed, procured, built, installed and serviced a range of surface and subsurface infrastructure for the global offshore oil and gas industry. It specialized in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

SOSA was consolidated into our financial statements through the first quarter of 2004. Effective with the second quarter of 2004, we deconsolidated the activities of SOSA in our financial reports, as our 41.1% economic and voting interest in SOSA as of February 19, 2004 did not represent a controlling interest. From the second quarter of 2004 on, we accounted for our interest in SOSA using the equity method of accounting. On January 13, 2005, we sold all of our remaining ownership interest in SOSA, reporting a net gain on sale of $356.0 million in the first quarter of 2005. As a result, we reclassified our previously issued consolidated financial statements to reflect SOSA as discontinued operations.

Factors Affecting Our Financial Condition and Results of Operations

Factors Affecting SNTG

Parcel Tankers Market Dynamics

Certain customer restrictions, the number of new ships delivered into the market and the scrapping of older ships influence the supply of parcel tankers.

The age of a ship is an important consideration when determining where a ship is able to trade. While there continue to be opportunities to use older ships successfully there can, in some circumstances, be limitations imposed by certain customers. In the past we have not operated ships past 30 years of age, as the expense to extend the lives of ships of that age is significant. In addition, several of the major oil companies and certain chemical companies (including some of SNTG’s customers) have placed restrictions on the maximum age of the ships that can carry their cargoes. These age restrictions are typically set at 20 to 25 years, but there is a range depending on trade route, tonnage classification, inspection routines and the ship’s condition. We manage our SNTG fleet within these restrictions by carefully matching our ships with customer requirements. SNTG operates 14 ships built between 1976 and 1980 with single-sides/double bottoms. These ships face and will face limitations on their use imposed by certain customers during 2006 and 2007. These limitations do not apply to the carriage of all chemicals. We may reassign such single-sided/double bottom ships to certain customers that do not impose such restrictions. If it is not viable to utilize these ships economically, we may scrap them. As demand for ships is high and the availability of space at shipyards to build new ships is limited, we have extended the operating life of one of our ships beyond 30 years of age to meet our customers’ demand and we may extend the operating life of more of our ships in the future.

From 2006 to 2008, we expect growth in demand for parcel tankers to match the growth in supply of ships. Independent market sources project future demand growth for parcel tankers of  4% to 5% annually. Based on independent market sources, we believe that as of April 30, 2006, the total deep-sea fleet of parcel and chemical product tankers is composed of 747 ships totaling 20.6 million dwt. As of the same date, our fleet, together with that of our 17 core competitors, is composed of  377 ships in excess of 10,000 dwt and totaling 10 million dwt. We refer to this as the “core fleet”. We expect that over the period 2006 to 2009, approximately 12% of the core fleet will be scrapped or downgraded as ships reach 30 years of age or are removed due to customer restrictions. Within the same period, we expect new ship deliveries of approximately 24% of the current core fleet, with about 6% of these deliveries taking place in 2006. We do not expect these deliveries to increase significantly from 2006 to 2008 as numerous factors limit supply-side expansion. The cost of new parcel tankers has stayed relatively constant during 2005 at historically high levels as a result of high steel prices and in response to heavy orders for all ship types, with 223 million dwt of mid-to-large size tankers, dry bulk ships and container ships on order at the end of 2005 compared to 218 million dwt at the end of 2004. Shipyard order books are generally full, with little capacity available before late 2008. Shipyards are hesitant to quote pricing on ship deliveries three years in the future, as they incur considerable risk in the cost of steel, especially stainless steel for the tanks for parcel tankers.

The demand for parcel tankers may be affected by developments in the Chinese market, which has been a major source of demand growth in recent years, changes in the MARPOL regulations on reclassification of vegetable oils and various chemicals, the growing exports of commodity chemicals from the Middle East and demand for transport of clean petroleum products. The clean petroleum products market is large, with many ships operating in this sector. Some ships that are a part of our deep-sea fleet of parcel and chemical product tankers can be used in either the chemical market or the clean petroleum products market depending on earnings. The clean petroleum products market is more volatile with demand for transporting clean petroleum products such as gasoline, jet fuel and heating oil driven by customers’ short-term inventory balancing needs. In general the clean petroleum products market softened during 2005 from the high rates achieved in late 2004 through January 2005. This trend was temporarily halted by the volatility created in the aftermath of Hurricanes Katrina and Rita when rates spiked to new highs during October to November 2005 before declining.

Imports into China of the products we ship were strong at the end of 2004 but this included a build-up of inventories resulting in a decline in imports in early 2005 as inventories were utilized.

U.S. Gulf export production volumes were negatively impacted in the fourth quarter of 2005 by the unusually severe hurricane season in the U.S. Gulf which slowed production of clean petroleum products and petrochemicals in the U.S. Gulf. The hurricanes’ impact also led to delays as ships bypassed the storm. Many terminals including our Braithwaite facility were affected, leading to loading and unloading delays.

Historically, the U.S. Gulf has been a key global production center for the chemical industry and, although we believe it will remain so for many years to come, there is growing evidence of change. The U.S. chemical industry developed around the U.S. Gulf because of the availability of low-cost natural gas feedstock, for use in the production of certain fuel and chemical products. The increased U.S. domestic consumption of natural gas has resulted in the U.S. becoming increasingly dependent on imports of natural gas and a rise in its price. Natural gas price increases have been significantly higher than oil price increases, putting U.S. chemical plants in a less competitive position. At the same time, the global chemical industry is expanding with very few new plants being built in the U.S. Many of the new chemical plants are being built in the Middle East where oil feedstock for the chemical plants is among the cheapest in the world. We anticipate that the focus of new production capacity will be commodity chemicals rather than specialty chemicals. It is our expectation that over time this will result in a change in trade patterns with reduced demand for parcel tanker services outbound from the U.S. for commodity chemicals. We expect this to be partially offset by increased transport of commodity chemical from the Middle East into the U.S. and Europe. We expect demand for transportation services of specialty chemicals to continue to grow, albeit at growth rates that are expected to be moderate.

The IMO has adopted amendments to MARPOL Annex II and the International Bulk Chemical Code (“IBC”) that will take effect in 2007. The IMO and MARPOL regulate the carriage of all chemicals, as well as vegetable oils and animal fats. The IMO rules require that these regulated products must be transported in tankers that have at least an “IMO 2” or an “IMO 3” rating. Broadly speaking, a ship rated IMO 2 is  a chemical tanker built to meet international regulations for carriage of the more hazardous classes of chemicals, while a ship rated IMO 3 is built to handle less hazardous chemicals and does not necessarily have a double hull. The change in the IMO rules means that a number of products, such as palm oil, coconut oil, palm fatty acids and certain chemicals, included in the IBC Code that could previously be carried in single-hull ships (either product tankers or chemical tankers) must now be carried in double-hull ships. The IMO reclassification means that from January 1, 2007, an increased number of products must be shipped in double-hull tankers and therefore we expect increased demand for such ships. As 71% of the ships in our fleet are double-hull ships, we believe that we are well placed to service this new requirement. We believe that this should boost demand for our parcel tankers.

Fleet Replacement Strategy

We plan to replace older ships by purchasing existing ships in the market or having new ships built. As part of our fleet renewal plan, during 2005, SNTG purchased the Isola Blu, a 26,660 dwt parcel tanker built in 2001 for $45 million which we renamed the Stolt Viking, and the Marinor, a 7,950 dwt parcel tanker built in 1992 for $10 million which we renamed the Stolt Gannet. On April 7, 2005, we also exercised the purchase option of the Stolt Akane that has been chartered to our joint venture Shanghai Sinochem-Stolt Shipping Co Ltd. and renamed Ao Xing. Subsequent to November 30, 2005, we purchased the Turchese which was renamed Stolt Frigate. The purchase price of this all stainless steel 6,155 dwt ship built in 1988 was $9 million. On May 19, 2006, we announced that SNTG acquired two parcel tankers, each of approximately 8,600 dwt tons, to meet growing customer demand in our inter-European service. The sister ships Bow Wave and Bow Wind were purchased from Iino Lines for $18.5 million each. We expect SNTG to take delivery of the ships between July and November of 2006.

On April 1, 2005, we announced that we had reached agreement with the Kleven Floro yard in Norway for two 43,000 dwt ton parcel tankers to be delivered in late 2007 and early 2008. The aggregate price for the two ships is expected to be $160 million. On June 9, 2005, we reached agreement with ShinA Ship Building Co. of South Korea for four 44,000 dwt ton coated parcel tankers to be delivered in late 2008 and early 2009. The aggregate price for the four ships is expected to be $230 million.

SNTG has also entered into agreements with various Japanese ship owners for time-charters (operating leases) for 11 ships with stainless steel tanks. As of November 30, 2005,  nine time-charters commenced with one to commence later in 2006 and the remaining one in 2008. The 11 time-charters are for an initial period from 59 to 96 months and all include options for SNTG to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices, at any time after three years from the delivery of the ship. As of November 30, 2005, the future lease payments to be made by SNTG to the owners of the 11 ships for the initial lease periods are $248 million in the aggregate. All of the time charters will be entered in the STJS. For additional information, see “Application of Critical Accounting Policies—Revenue and Cost Recognition”.

In 2005, SNTG established a 49% owned joint venture, Shanghai Sinochem-Stolt Shipping Co. Ltd., with Sinochem Shipping Co., Ltd (“SSC”) to operate chemical tankers in the Chinese coast cabotage market. At April 30, 2006, the joint venture has prepared its formal submission to the China Ministry of Commerce for an operating license and has three smaller ships owned by SSC and one owned by SNTG. The joint venture will take delivery of at least two and up to four stainless steel and four coated chemical tankers from two Chinese shipyards starting in 2006 to 2008.

Additionally, Stolt-Nielsen Asia Pacific Inc., a joint venture with NYK in which we have a 50% interest, has four smaller ships on long-term time charter. All four of these ships are being used in Asia Pacific. As of November 30, 2005, the joint venture has agreed to make future lease payments to the ship owners aggregating $45 million with respect to the four ships which are for initial periods from 59 to 96 months.

On February 27, 2006, SNTG through its 50% owned joint venture with NYK, NYK Stolt Shipholding Inc., committed to acquire two 12,500 dwt ships to be constructed at the Usuki Shipyard Co. Ltd. in Japan. The ships are anticipated to be delivered by mid 2010 and will cost $29.4 million each. Both ships will be chartered to our Stolt NYK Asia Pacific Inc. joint venture with NYK.

On April 11, 2006, SNTG announced that it has entered a strategic partnership with Gulf Navigation Company LLC of the Arab Emirates. Gulf Navigation has agreed to acquire two 44,000 dwt parcel tankers from ShinA Shipbuilding Co. Ltd. of South Korea, under an option currently held by SNTG. Upon entering service in mid-2009, the ships will join the STJS.

Trends in Spot Rates and Contracts of Affreightment

Cargo may be transported on parcel tankers under contracts of affreightment (“COA”). COA are agreements between a shipper and its customers to transport agreed volumes of product(s) during a given period at agreed rates, usually involving multiple shipments over a certain time period, typically one or two years although some contracts may be for longer periods. Cargo may also be transported under a spot contract for a single shipment. Freight rates agreed on the basis of spot rates are highly correlated with the supply of and demand for ships (i.e., utilization rates of ships) and may change on a daily basis. COA rates, however, are set for a specified period over time and adjustments of COA freight rates and other terms, such as demurrage rates or bunker fuel indices generally lag spot rate changes. Approximately 68% of our 2005 parcel tanker revenue was generated from COA as opposed to spot rates. Trade patterns in 2005 for the spot market were atypical with traditional return tradelanes such as trans-Atlantic westbound and Asia westbound showing increases while the traditional front hauls (i.e., the tradelanes from the U.S. Gulf and Europe to Far East Asia) declined from a year earlier, more so for the larger parcels of commodity chemicals than the small parcels of specialty chemicals. Imports into Asia softened as a result of China cutting back on imports. U.S. Gulf export volumes were also impacted by unusually severe hurricanes in the U.S. Gulf, reducing exports to many major markets. Even so, industry average spot rates increased by 12% from 2004, based upon market analyst reports. During 2005, we also saw an overall 14% weighted average increase in our COA rates. The full effect of rate increases negotiated for COA typically is not manifested until several months after the contract date and new voyages reflecting the improved rates have begun. SNTG expects the chemical transportation markets to remain around current levels throughout 2006 due to the tight supply of available tonnage and the continued growth in the world economy.

Growth in the Tank Container Market

Our market experience indicates that shipping chemicals, vegetable oils and other liquid products in tank containers typically results in lower shipping expenses due to increased cargo capacity compared to conventional 55-gallon drums in a 20-foot dry box container, decreased handling expenses and, as drums must be disposed of, there is decreased exposure to risk of possible environmental contamination by using tank containers. It is our experience that as businesses and national economies grow, so does the demand for shipping by tank containers, which is a more reliable and more economical means of transportation than drums in a 20-foot dry box container. We intend to continue to expand our tank container business in response to the needs of customers, particularly in the chemical and food-grade markets. We also expect SNTG to continue developing cleaning and maintenance facilities for tank containers. Container shipments were 80,874 loads in 2005 as compared to  84,262  in 2004 and 74,615 in 2003. This reflects a decrease of 4% from 2004 to 2005 compared to an increase of 13% from 2003 to 2004. During 2005, we focused our sales and marketing efforts on the most profitable sectors of our business and reduced volume in less profitable areas. This, along with a sluggish U.S. export market in the third quarter of 2005, led to the reduction in shipments from 2004. Despite this reduction in shipments, the success of this shift in focus resulted in increased profitability. While we will continue to focus on our profitable volume, overall, we expect shipment growth in 2006 due to increased activity in all sectors of the market, including our food grade business.

Bunker Fuel Costs

The cost of bunker fuel, which is the fuel used for our ships, has historically been the largest portion of variable operating expenses in our shipping business. In 2005, bunker fuel for SNTG’s tanker operations constituted approximately  26% of the total operating expenses for tankers. The increase in SNTG’s operating expenses in 2005 was primarily due to increases in the price of bunker fuel. Bunker fuel prices have been increasing in the last four years. In 2005, the average price of bunker fuel purchased by SNTG was approximately $265 per ton. This compares to the average bunker fuel price for 2004 of approximately $187 per ton and for 2003 of approximately $175 per ton. The rising trend in bunker prices commenced in late 2001. The steep increase from 2004 to 2005 was precipitated by booming economies in China and India causing an increased consumption of oil, a shortage of global refining capacity and a record number of hurricanes that impacted production and refining in the U.S. We attempt to pass through to our customers fuel price fluctuations under our COA. During 2005, approximately 61% of tanker revenues earned under COA were earned under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

We seek to minimize our overall bunker fuel cost by hedging a limited proportion of our exposure through the use of swaps. We recorded net bunker hedge gains of $1.8 million in 2005, $3.1 million in 2004 and $0.3 million in 2003. Our hedging activities are discussed in more detail below under Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Given the size and configuration of the STJS in 2005, we estimate that a 10% change in the price of bunker fuel per ton from average 2005 bunker fuel prices would result in an approximate $16 million to $17 million change in gross profit. This excludes gains or losses which may arise from the impact of bunker hedge contracts and bunker surcharge clauses included in certain COA as well as the impact of changes in bunker prices on our regional fleets.

Legal Proceedings

In 2005, 2004 and 2003, we were involved in significant legal proceedings, primarily related to certain antitrust investigations described below. We incurred antitrust related legal costs of approximately $30.2 million in 2005, $20.1 million in 2004 and $15.5 million in 2003 to address these issues and expect that we will continue to incur significant legal costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that we could suffer criminal prosecution, substantial and material fines or penalties or civil penalties, including significant monetary damages as a result of these matters. As of November 30, 2005 and February 28, 2006, we had not established any reserves for potential unfavorable outcomes related to these proceedings.

Governmental Antitrust Investigations

In 2002 we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division.

As a result of our voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, we entered into an Amnesty Agreement with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against us for any act or offense we may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement, including continued cooperation. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities. It is also possible that the EC could assert that we or our directors, officers or employees have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we or such directors, officers or employees could be partly or fully removed from the immunity program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

On April 8, 2003, the Antitrust Division’s staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ’s Corporate Leniency Program. In February 2004, we filed a civil action in the U.S. District Court for the Eastern District of Pennsylvania against the DOJ to enforce the Amnesty Agreement and its bar on criminal prosecution for certain activity that occurred prior to January 15, 2003. On March 2, 2004, the Antitrust Division purported to void our Amnesty Agreement with the DOJ and revoke our conditional acceptance into the DOJ’s Corporate Leniency Program. On January 14, 2005, the District Court entered a judgment in our favor and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act, prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. The DOJ subsequently appealed the District Court’s order.

On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, we filed a petition for rehearing en banc, in which we seek to have the appeal reconsidered by the entire Third Circuit court, to which the court has directed the DOJ to respond by June 13, 2006. On May 16, 2006, the panel issued an order amending its decision, but in a manner that did not change its ultimate conclusion as to our ability to obtain a pre-indictment injunction. We are currently awaiting a decision on that petition. If the District Court’s ruling is not upheld following appeals and any further proceedings, it is possible that we and our directors, officers or employees could be subject to criminal prosecution and, if found guilty, to substantial and material fines and penalties.

SNTG remains in the EC’s Immunity Program. In August 2004, the EC informed us that it had closed its investigation into possible collusive behavior in the intra-European barge industry. It is possible that the

EC could assert that SNTG or its directors, officers or employees have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, SNTG or such directors, officers or employees could be partly or fully removed from the immunity program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

Because of the ongoing litigation with the Antitrust Division with respect to our Amnesty Agreement, including our previous success at the District Court level, our limited access to the facts in a grand jury investigation, the fact-intensive nature of the issues involved and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the criminal investigation is probable, or a reasonable range for any such outcome, and have made no provisions for any fines related to the DOJ or EC investigations in the consolidated financial statements. Two other targets of the antitrust criminal investigation, Odfjell ASA and Jo Tankers, agreed to pay fines of $42.5 million and $19.5 million, respectively, to settle the investigation. We have also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade, have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome of the DOJ or EC investigations and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations.

In February 2004, the Canadian Competition Bureau notified us that it had launched an antitrust investigation of the parcel tanker shipping industry and SNTG. We are cooperating fully with the investigation. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines related to the CCB investigation in the consolidated financial statements.

On June 28, 2004, we received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the DOJ that we are committed to cooperating in this matter. Because of the unsettled nature of the law involved, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation, the possible interplay of the tank containers investigation with the pending Amnesty Agreement litigation and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines or other penalties related to the DOJ investigations in our consolidated financial statements.

Civil Litigation

During 2005, there were ten putative private antitrust class action lawsuits outstanding against us in U.S. federal and state courts for alleged violations of antitrust laws. Six of the ten have been dismissed or settled. The four remaining putative antitrust class actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine. In addition to the four remaining putative class actions, we are aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. Three of the four lawsuits have been settled and dismissed. The plaintiff in the remaining lawsuit is a direct purchaser of our parcel tanker services and makes allegations similar to those made in the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought in the putative class actions. The remaining opt-out plaintiff is currently pursuing its claim in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against us in that arbitration proceeding. There is also a suit by a bankrupt former competitor, which generally tracks the factual allegations in the lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving the former competitor out of business. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors, senior executives and former senior executives, in a purported civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the DOJ and EC investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things.

We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse affect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, please see Item 8. “Financial Information—Legal Proceedings.”

In light of the early stage of these litigations and arbitrations, the fact-intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, we are not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and have made no provisions for the claims raised in these proceedings in our consolidated financial statements. The effect of an indictment being returned by a grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies. Given the volume of commerce involved in our parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject us to substantial civil damages given the treble damages provisions of the Sherman Antitrust Act.  We have noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate Leniency Program. This range involving other companies and other circumstances is not necessarily indicative of the range of exposures that we would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on our financial condition, cash flows and results of operations.

In light of the early stage of this litigation, the fact-intensive nature of the issues involved, the inherent uncertainty of litigation, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, we are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and have made no provisions for any of the claims raised in this proceeding in our consolidated financial statements.

Customer Settlements

We have actively engaged in discussions with a number of our customers regarding the subject matter of the DOJ and EC investigations. To date, we have reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlement of litigation described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of our contracts with our relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which we do not guarantee, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which we could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million. We expect that most of the operating revenue that would be subject to these rebates will occur within the two years subsequent to November 30, 2005. In certain cases, we have also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $39.1 million in 2005, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers.

We continue to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations—each is highly individualized and involves numerous commercial and litigation factors.

The legal proceedings are described in more detail below under Item 8. “Financial Information—Legal Proceedings.”

Factors Affecting SSF and Our Investment in Marine Harvest

SSF and its competitors in the aquaculture industry have, to varying degrees, experienced poor financial results during 2003, 2004, and early 2005. Results, however, may differ greatly among regions due to a variety of factors. Subsequent to the completion of the Marine Harvest joint venture on April 29, 2005, we have accounted for our investment in Marine Harvest pursuant to the equity method of accounting. We will continue to account for our investment in Marine Harvest pursuant to the equity method until the sale is completed following the receipt of the required regulatory approvals, at which point we will recognize a gain on the sale estimated to be $65 million.

Supply and Demand Imbalances Impact Pricing

A significant reason for SSF’s poor results in 2003, 2004, and early 2005, as well as to those of our competitors generally, was the low market price of salmon, trout and coho in most markets. Pricing can vary greatly by region. Market prices are affected primarily by the level of supply and, as further discussed below, supply levels are affected by a number of factors, including diseases, other harmful natural conditions and the existence of barriers to free trade.

According to a fish industry market consulting firm, the growth in worldwide supply of farmed Atlantic salmon has been estimated at 8%, 6% and 3% during 2003, 2004 and 2005, respectively. However, as a result of low prices, many farmers supplying the European market showed signs of liquidity problems and, in some cases, became insolvent. During 2003, in Europe, the banks and feed companies that finance the industry started to become more restrictive with the financing they provided. We expected this to result in higher prices in the second half of 2004, when the reduced juvenile inputs in 2003 would first begin to be reflected in lower harvests. However, the fish, while fewer in number, grew larger than expected, and harvest volumes were maintained causing the market to remain sluggish. Salmon prices in Europe finally did rise in very late 2004, due to an improved supply/demand balance, and generally remained stable in the first half of 2005 and then rose further in the second half of 2005.

In contrast, in 2002 and early 2003 in the Americas region, disease and other natural conditions, reduced supply which led to improved pricing in 2003. In 2004, volumes began to recover, and prices slowly weakened during the year. Prices were weak the first half of 2005 due to an increase in supply from Chile and the post-holiday seasonal pattern following the new year, which typically results in fewer sales, but rose and stayed at higher levels in the second half of the year due to an improved supply/demand balance.

In addition, the occurrence of an undersupply in one region cannot always be addressed by shipping fish from an area of oversupply. Salmon produced in Norway, for example, is not sold into the U.S. market in any substantial quantity because of trade barriers and therefore does not materially impact supply and demand imbalances in the U.S. market.

Diseases and Other Natural Conditions

Disease is a significant risk element facing companies in the aquaculture industry. Some of the major diseases facing fish farmers are: infectious salmon anaemia (“ISA”), which is caused by a virus and transmitted by infected fish or dead organic material; furunculosis which is caused by a bacteria and is transmitted through water or direct contact, infectious pancreatic necrosis (“IPN”), which is caused by a virus and infectious hematopoeitic necrosis, which is caused by a virus that can be found in many farming sites. Additionally, the health and development of salmon is also threatened by very cold weather (“Superchill”), sea lice, algae blooms, jellyfish infestations and predators, all of which occur naturally. These diseases and other natural conditions may result in fish mortalities, the need to destroy fish, or the early harvest of the fish at sizes suboptimal for the market. In particular, we were affected by the following natural conditions in 2003 through 2005:

•       ISA in North America (on the East coast) in 2004 and in Norway in 2004 and 2005;

•       high mortalities in Chile in 2003 and first quarter of 2005, as a result of disease and natural conditions;

•       high mortalities in U.K. in 2005 following a storm;

•       presence of plankton and extended periods of low dissolved oxygen, both of which are naturally occurring phenomena in North America (on the west coast) in 2003;

•       Superchill in North America (on the east coast) in 2003; and

•       a major outbreak of IPN in the U.K. in 2004.

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

Barriers to Free Trade

Participants in the fish farming industry operate in highly regulated markets in which price levels and production volumes are closely monitored and at times significantly restricted. Marine Harvest in particular operates in regions which are subject to the effect of extensive international trade regulations and disputes (in particular, Norway and Chile).

Marine Harvest produces 35% of its farmed salmon in Norway and 61% of this salmon is sold in the European Union.

For additional information on these regulations, please see Item 4. “Information on the Company—Regulation—Stolt Sea Farm and Marine Harvest”.

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

Financial Matters

Financial Improvement in 2005

SNSA is a holding company and conducts substantially all of its business through its subsidiaries. After a challenging 2003, we experienced a financial and operational turn-around in 2004 and 2005. For the years ended November 30, 2005, and November 30, 2004 we reported consolidated net income of $483.0 million and $74.9 million, respectively. We reported a net loss of $316.0 million in 2003. Net cash flow from operating activities—continuing operations increased from $110.1 million in 2003 to $135.9 million in 2004 to $229.2 million in 2005.

After a challenging 2003, a series of transactions in the first quarter of 2004 resulted in our deconsolidation of SOSA which had a positive impact on our balance sheet and allowed us to achieve compliance with the financial covenants contained in our borrowing arrangements with our primary creditors. On January 13, 2005 we sold our entire ownership interest in SOSA for gross proceeds of $504.3 million. Using the proceeds from the SOSA share sale, on April 15, 2005, we reduced our debt by completing the repurchase of all our senior notes for total payments of $327.9 million which included principal, make whole payments, and accrued interest.

On January 26, 2004, we completed the sale of 7.7 million of our Common Shares for gross proceeds of $104.2 million. We used the proceeds of this equity issuance to reduce our debt. In March 2004, we entered into a five-year $130 million revolving credit facility, which was initially used to repay the outstanding amounts under an existing $240 million facility whose maturity had been extended by the banks. In August 2004, we also entered into a new five-year $150 million credit facility which further strengthened our liquidity position. In July 2005, the $130 million facility was replaced with a new seven-year $400 million revolving credit facility and in January 2006 we also put in place a new seven-year $325 million revolving credit facility providing us with a total of $725 million of ship-secured revolving credit facilities. In October 2005, we amended the Stolt Fleet Loan with Danish Ship Finance by adding a $100 million term loan bringing the total loan facility to $325.8 million.

On April 29, 2005, we completed the Marine Harvest a joint venture between SSF and Nutreco. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approvals from regulatory and competition authorities, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale.

The deconsolidation of SOSA, the sale of our SOSA shares, the sale of our Common Shares, the repurchase of our senior notes and the securing of the new credit facilities, and the Marine Harvest transactions have all contributed to a significant improvement in our financial condition in 2004, 2005, and early 2006. At the same time, the market for our core parcel tanker business experienced strong improvement over this period, generating improved earnings and cash from operations at SNTG.

The improved financial condition and operating results in 2004, 2005 and early 2006 represented a significant turnaround from 2003,  during which we experienced financing issues at SNTG and SNSA, and operational difficulties and financial restructuring issues at SOSA, and operational difficulties at SSF.

Financing Issues at SNTG and SNSA

During the period of 2000 to 2003, through Stolt-Nielsen Transportation Group Ltd., a Liberian subsidiary (“SNTG (Liberia)”) and other subsidiaries (including SNTG), we provided new equity and debt funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. We provided this funding from a combination of cash flow from SNTG operating activities and borrowings under our credit facilities.

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

While we were engaged in discussions with our primary creditors to amend the financial covenants in our financing agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and make required payments with respect to maturing indebtedness. In August 2003, we completed a sale/leaseback transaction with respect to three 5,498 dwt ships built from 1998 to 2000, raising approximately $50 million. In December 2003, we sold our minority interest in Dovechem for gross proceeds of $24.4 million. Additionally, SSF concluded the sale of 200 metric tons of its Australian-government quota rights of Southern bluefin tuna for gross proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were leased back by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The actions we took to improve our liquidity together with cash from SNTG’s operations enabled us to meet our obligations under various credit facilities.

Operational Difficulties and Financial Restructuring at SOSA

Operational and financial difficulties at SOSA contributed to our 2003 consolidated net loss. For the year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. These operational problems were exacerbated by SOSA’s inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its existing credit facility agreements to avoid defaults with respect to the financial covenants contained in these facilities. To assist SOSA in obtaining bank waivers, in December 2002, we agreed to make a $50 million liquidity line (the “SNSA Liquidity Line”) available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA. The SNSA Liquidity Line terminated in accordance with its terms on November 28, 2004 and we converted the subordinated loan to SOSA equity, which we subsequently sold.

In 2004, SOSA took a number of actions to address its financial situation, including issuing equity securities for gross proceeds of $165.9 million and converting the subordinated loan from SNTG into SOSA equity. Together, these measures provided a $215.9 million increase in SOSA’s shareholders’ equity before deduction of expenses. In 2004, SOSA experienced a major improvement in its operational and financial performance as compared to recent periods. In 2004, SOSA completed a number of loss-making projects, entered into new credit facilities, reduced its net debt and disposed of non-core assets and businesses. Full year net income for SOSA in 2004 amounted to $5.1 million, as compared to losses of $418.1 million in 2003 and $151.9 million in 2002.

On January 13, 2005 we sold our entire remaining interest in SOSA for gross proceeds of $504.3 million. As a result, we have reclassified our previously issued consolidated financial statements to reflect SOSA as discontinued operations.

Losses at SSF

SSF recorded a net loss of $8.9 million, $18.6 million and $78.4 million in 2005,  2004 and 2003, respectively.

The improvement in results in 2005 was driven primarily by improved salmon pricing and the absence of the operational problems discussed below, which negatively impacted results in 2004 and 2003. In 2005, SSF’s turbot operations continued to perform well as it benefited from a strong pricing environment, while results in our Southern bluefin tuna operations were marginally unprofitable due to a poor pricing environment.

During 2004, salmon prices in the North American market were low, which contributed to the loss in 2004. As a result of the threat from nearby ISA disease outbreaks, SSF harvested a considerable number of fish at our North American East coast sites before they reached optimal size. This negatively affected the per-unit production and processing costs, and resulted in reduced prices for the fish and a decrease in gross margin. In Europe, salmon pricing was higher in 2004 than in 2003, but our results in that region did not improve over 2003 primarily because a significant number of our fish grown in Northern Norway suffered from a physical injury known as winter sores. These fish had high unit production and processing costs due to slow growth and mortalities suffered. Our turbot operations had another profitable year in 2004, and our Asia Pacific trading and tuna operations were marginally unprofitable for 2004, as compared to a significant loss in 2003.

The net losses in 2003 were due to a number of factors. In 2003, we discovered that an employee in SSF’s Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood and as a result, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. We have replaced key personnel in this region to address these problems. In addition, selling prices for our own ranched Southern bluefin tuna declined by approximately 20% in 2003. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species. The total combined impact of these factors resulted in SSF’s Asia Pacific operations reporting a gross loss of $25.3 million in 2003. We also experienced a combination of lower harvests and high operating costs in the Americas region, which was only partially offset by higher prices, and continuing low salmon prices in Europe.

Inflation

Our business transactions in high-inflation countries are almost entirely denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect our consolidated financial results.

Currency Fluctuations

Our reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of our most significant businesses in SNTG. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $7.2 million, $17.1 million and $25.6 million for the years 2005, 2004 and 2003, respectively. These net translation adjustments are recorded in Accumulated Other Comprehensive Loss, net in our Consolidated Statements of Shareholders’ Equity.

SNSA’s reporting currency, and the majority of SNTG’s operating activities, are denominated in U.S. dollars.

In SSF, the functional currencies of significant subsidiaries included the U.S. dollar, the Euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange and option contracts to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. Our currency exposure policy prescribes the range of allowable hedging activity. The changes in the fair value of the derivative instruments we use are offset by corresponding changes in the fair value of the underlying exposures being hedged. All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. We do not engage in foreign currency speculation. For additional information, please see Note 23 to the Consolidated Financial Statements, included in Item 18 of this Report.

Application of Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to: principles of consolidation, revenue and cost recognition; asset impairments; contingencies and litigation, and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report. The policies described below and those contained in Note 2 to the Consolidated Financial Statements should be considered in reviewing the Consolidated Financial Statements, the Notes to Consolidated Financial Statements and this Item 5.

Principles of Consolidation

Our consolidated financial statements include the accounts of all majority-owned subsidiaries, unless we are unable to control the operations, after the elimination of all significant intercompany transactions and balances.

As of November 30, 2003, and through February 13, 2004, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in consolidation of SOSA’s financial statements in our consolidated balance sheet and statements of operations, net of minority interest. Through a series of transactions, our economic and voting interest in SOSA decreased to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. We have accounted for our interest in SOSA based on the equity method of accounting subsequent to deconsolidation. On January 13, 2005, we sold all of our remaining ownership interest in SOSA. As a result, we have reclassified our previously issued financial statements to reflect SOSA as discontinued operations.

Subsequent to the closing on April 29, 2005, and the resulting creation of the Marine Harvest joint venture, we have accounted for our investment in Marine Harvest under the equity method of accounting.

The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results pursuant to the equity method of accounting until the transaction is completed after receiving approvals from regulatory and competition authorities. On receipt of the necessary approvals, we will recognize a gain on the sale estimated to be $65 million. For additional information on the constribution of our net assets to and sale of our ownership interest in Marine Harvest, please see Item 4. “Information on the Company—Recent Significant Developments” and Item 5. “Operating and Financial Review and Prospects—Description of our Business” and “—Factors Affecting our Financial Condition and Results of Operations”.

SNSA will retain, and continue to fully consolidate, the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia.

Revenue and Cost Recognition

Stolt-Nielsen Transportation Group

For SNTG’s parcel tanker operations, the operating results of voyages still in progress at the end of the reporting period are estimated and prorated over the period of the voyage. A voyage is comprised of one or more “voyage legs.” SNTG estimates revenue and cost for each leg based on available actual information, current market parameters such as fuel cost and customer contract portfolios, and relevant historical data such as port costs. Revenue and cost estimates are updated continually through the voyage to account for changes in voyage patterns, when more current data is obtained, or when final revenue and cost data is known. The consolidated balance sheet reflects the portion of the results occurring after the end of the reporting period. As of November 30, 2005 and 2004, deferred revenues of $26.0 million and $28.2 million, respectively, are included in “Accrued voyage expenses” in our consolidated balance sheets.

SNTG operates the STJS, a contractual arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep-sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the STJS. The time charter expense is calculated based upon the combined operating revenue of the ships, which participate in the STJS less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship’s cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include amounts owed/paid to the other participants in the STJS for the time charter of the vessels of $78.2 million, $70.7 million and $66.9 million for the years ended November 30, 2005, 2004 and 2003, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $51.6 million, $44.6 million and $38.4 million, respectively. As of November 30, 2005 and 2004, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $3.6 million and $5.2 million, respectively, and amounts payable to unaffiliated third party participants in the STJS were $3.5 million and $2.9 million, respectively. These amounts are included in “Other current liabilities” in our Consolidated Balance Sheets as of November 30, 2005 and 2004, respectively.

Revenues for SNTG’s tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon negotiated contract rates. Our expense estimates are based on available historical information. Additional miscellaneous revenues earned from other sources, such as demurrage and further ground transportation services that customers may require, are recognized after completion of the shipment.

Revenues for terminal operations consist of rental income for the utilization of storage tanks by SNTG’s customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

Stolt Sea Farm

SSF recognizes revenue either on dispatch of product to customers, in the case of sales made on Free On Board processing plant terms, or on delivery of product to customers, where the terms of the sale are Cost, Insurance and Freight and Delivery Duty Paid. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets and farming overheads. We account for normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. We account for abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

We recognize costs in the income statement as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. We expense harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, in the period in which they are incurred.

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

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets.

Impairment of Investments in Non-consolidated Joint Ventures

We review our investments in non-consolidated joint ventures periodically to assess whether there is an “other than temporary” decline in the carrying value of the investment. We consider whether there is an absence of an ability to recover the carrying value of the investment by reference to projected cash flows for the joint venture and various other factors. If the projected future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Recognition of Provisions for Legal Claims, Suits and Complaints

In the ordinary course of our business, we are subject to various legal claims, suits and complaints. We, in consultation with internal and external advisers, provide for a contingent loss in the financial statements if we determine that the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, “Accounting for Contingencies,” as interpreted by the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 14, “Reasonable Estimation of the Amount of a Loss,” if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will make a provision equal to the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against us are discussed in “—Factors Affecting SNTG—Legal Proceedings” and Item 8. “Financial Information—Legal Proceedings.”

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that any deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

As a part of the process of preparing consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if it were to become more likely than not that any deferred tax asset would not be recoverable, we would establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In particular if we were to operate at a loss for a continued period or we were unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable and deductible, we could be required to establish a valuation allowance, based on a test of recoverability, against all or a significant portion of our deferred tax assets which might result in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Impact of Recent Accounting Standards

Statement of Financial Accounting Standards No. 123(R)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and to recognize an expense for such compensation based on the fair value of stock options over the service period beginning with the first interim or annual period after June 15, 2005. In April 2005, the SEC delayed the transition date for companies to the first fiscal year beginning after June 15, 2005, effectively delaying our required adoption of SFAS No. 123(R) until the first quarter of the year ending November 30, 2006.

Our adoption of SFAS No. 123(R) in the first quarter of 2006 will have an impact on our Consolidated Financial Statements as we will be required to expense the fair value of our stock option grants rather than disclose the impact on consolidated net income within the footnotes, as was our previous practice. Please see “Stock-Based Compensation” in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report.

The amounts disclosed in Note 2 to the Consolidated Financial Statements are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123(R). We expect the compensation expense calculated under SFAS 123(R) to be approximately $4 million for the year ending November 30, 2006. Compensation expense calculated under SFAS 123(R) may differ from amounts currently disclosed within Note 2 to the Consolidated Financial Statements, and may differ from expectations based on changes in the fair value of our Common Shares, changes in the number of options granted or the terms of such options, the treatment of tax benefits, and changes in interest rates or other factors.

FASB Interpretation No. 47

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation, as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Additionally, companies shall recognize the cumulative effect of initially applying FIN 47 as a change in accounting principle. We are currently evaluating the impact that will result from adopting FIN 47 in 2006. We are therefore unable to disclose the impact that adopting FIN 47 will have on the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 153

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets” (“SFAS No. 153”), an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for nonmonetary exchange of similar productive assets, and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. We adopted SFAS No. 153 during the year ended November 30, 2005, with no material impact on the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless such application is impracticable. SFAS No. 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle, rather than reporting such a change as a change in accounting principle as previously reported under APB Opinion No. 20, “Accounting Changes”. SFAS No. 154 replaces APB No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, carrying forward many provisions of APB No. 20 and the provisions of SFAS No. 3. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, however, earlier application is permitted for fiscal years beginning after June 1, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The Consolidated Financial Statements will only be impacted by SFAS No. 154 if we implement a voluntary change in an accounting principle or correct accounting errors in future periods.

Strategic Outlook

The following outlook section provides a general framework for our strategic principles for fiscal year 2006.

Stolt-Nielsen Transportation Group

SNTG’s goal is to be the world leader in innovative and safe solutions for transportation and storage of chemicals and other specialty bulk liquids.

Tankers

•       Become the best value provider. Our tanker division’s strategy is to become the preferred supplier of parcel tanker services by delivering the most efficient service at the best value. We intend to achieve this through managing our cargo portfolio, with continued concentration on the highest earning cargo. We intend to optimize our ship scheduling in order to increase utilization and have our fleet perform at full capacity. We will continue to develop long-term relationships with our customers, in particular the producers of specialty chemicals. We will work closely with our customers to improve operations by reducing the time ships remain in port and reducing operational incidents. To improve efficiency and to reduce costs, we also intend to expand the interface between our parcel tanker and terminal business by consolidating the shipping calls of our parcel tankers in our terminals.

We will continue to participate in the parcel tanker trade with a core fleet of owned and managed ships supported by chartered ships (bareboat, long-term and short-term charters). Over the next few years we intend to replace older ships. Because of high costs of new building, we will seek to purchase existing ships in the market, supplemented by selectively commissioning the production of new ships. We expect that most opportunities to purchase existing ships will be for smaller, sophisticated ships and that there will be few, if any, opportunities in the market to acquire larger, sophisticated ships. Over the longer term we intend to expand our fleet to at least meet the growth in demand.

Tank Containers

•       Grow the business. Our primary strategy in the tank container business is to pursue attractive growth opportunities and retain our most profitable businesses. We believe that the most significant growth opportunities are in emerging markets such as China, where we believe there is the best possibility to convert customers from using conventional drums to tank containers as the local demand and businesses grow. We expect to do this by increasing our marketing activity for both domestic and international customers and expanding our domestic joint ventures. We intend to continue to expand our presence through increased marketing efforts in South America, Eastern Europe, the Pacific Rim, China, India and the Middle East while maintaining profitability in Europe and North America in response to the needs of our customers in both the chemical and food grade markets. We also expect to further develop cleaning and maintenance facilities for tank containers and expand the number of tank containers dedicated to the transport of food-grade cargo, such as edible oils and food additives, and wines and spirits. In addition, in order to meet the expected growth in demand, we intend to increase our fleet not only though the strategic purchasing of new tank containers but also through the leasing of tank containers and the repair of used tank containers.

Terminals

•       Maximize synergies between terminal and parcel tanker operations. Our terminal division intends to maximize synergies with our parcel tanker operations by providing scheduling and operational coordination. This collaboration with the parcel tanker division to maximize efficiency for our customers is central to the terminal division strategy. We believe that this strategy can be achieved while we continue to develop our terminal operations as a profitable business in its own right.

•       Expand capacity of existing terminals. There continues to be strong demand for storage at all of SNTG’s wholly owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2006. Our strategy is to expand our capacity in these terminals to meet continued demand.

•       Pursue growing markets. We wish to extend our tank storage services both in new developing markets and in addressing a more diverse product and customer portfolio. In 2006, we signed a memorandum of understanding with Lingang in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal, We also agreed in principle with Oiltanking GmbH to acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium with a broad product portfolio including significant storage activity in both gases and clean petroleum products.

Stolt Sea Farm

SSF’s strategy is to develop and maintain a market leading position in seafood niche markets such as turbot and sole, as opposed to seafood commodities markets such as salmon. We believe these markets command premium prices that allow for development of production in large, technologically complex land based farms.

Outlook for Fiscal Year 2006

Stolt-Nielsen Transportation Group

Tanker revenue and income from operations increased in the first quarter 2006 compared to the fourth quarter of 2005, and are expected to be at similar levels for the remainder of 2006. We expect most COA rates to be at or rise above 2005 levels due to an increase in demand for parcel tankers outpacing available supply, with sustained demand from continued economic growth. We will continue to maintain a high level of COA, looking to lock in the competitive rates we have experienced in this sector of the market. We also expect the Asia-to-U.S. and Europe tradelane markets to remain particularly strong, reflecting new rules promulgated by the IMO requiring that certain chemicals and vegetable oils and fats be transported in tankers with an IMO 2 or IMO 3 double-hull rating. This rule change should  increase demand for the newer ships comprising a majority of SNTG’s fleet. We expect costs to remain relatively flat in 2006 except for bunkers where we anticipate higher bunker fuel prices. We also anticipate continued high legal advisory expenses due to the antitrust investigations and related legal proceedings.

We expect to maintain our high tank container utilization of close to 80% in 2006. We expect demand to remain strong in our main operating regions of Europe, Asia, South America and the Middle East and we expect that the tank container fleet size will be increased in 2006 as necessary to meet increased demand, either through strategic purchasing of new tank containers, leasing of tank containers or acquiring and repairing used tank containers. While there is a constant focus on improving margins,  we expect to see upward pressure on operating expenses, particularly in the area of ocean freight and trucking services. We anticipate that the relative weakness in the U.S. dollar will also continue to negatively impact results, because most of our tank container revenues are earned in U.S. dollars while a significant portion of our costs are incurred in non-U.S. dollar currencies.

There continues to be strong demand for storage at all of SNTG’s wholly owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2006. The Phase III tank expansion project in Braithwaite, which commenced in 2004, was completed in late 2005 with little impact expected on marketable capacity until 2006 due to the timing of the project’s completion. We completed new tank construction started in our Santos and Houston facilities in mid-2005 and expect to complete additional tanks in 2006. Overall, we expect income from terminal operations will be higher in 2006 than in 2005.

Stolt Sea Farm and Marine Harvest

The expansion of SSF’s  new Vilano turbot farm in Spain will increase existing capacity by 20% in 2006. The decision in 2005 not to renew SSF’s option to reacquire 200 metric tons of Southern bluefin tuna quota rights sold to a third party at the end of the fourth quarter of 2003 will reduce SSF’s Southern bluefin tuna quota rights by almost 30% to 500 metric tons. We expect turbot prices to continue to be steady for the coming year and a continued weak market for Southern bluefin tuna due to a continued surplus of competing product. Sole is still a developmental species and we expect that it will not have a material impact on SSF’s results over the next several years.

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approvals from regulatory and competition authorities, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed. On receipt of the necessary approvals, we will recognize a gain on the sale estimated to be $65 million. We expect Marine Harvest to be profitable during this time. For additional information, please see Item 4. “Information on the Company—General” and “—Management Overview—Description of Our Business,” above.

Results of Operations

Presented below is a summary of our consolidated financial data for fiscal years 2005, 2004 and 2003:

	For the years ended November 30,
	2005	2004	2003
	(in millions, except per share data)
Operating revenue	$1,638.0	$1,679.3	$1,544.1
Operating expenses	1,283.9	1,373.7	1,347.6
Gross Profit	354.1	305.6	196.5
Equity in net income (loss) of non-consolidated joint ventures	15.0	23.0	(11.5)
Administrative and general expenses	(185.2)	(200.6)	(163.2)
Write-off of goodwill	—	—	(2.4)
Restructuring charges	(7.1)	(2.7)	(2.1)
Gain (loss) on disposal of assets, net	11.6	3.1	(1.1)
Other operating (expense) income, net	(6.0)	6.2	(5.5)
Operating Income	182.4	134.6	10.7
Interest expense	(47.6)	(80.5)	(71.9)
Interest income	6.9	4.0	4.0
Foreign currency exchange (loss) gain	(2.1)	6.8	22.3
Loss on early retirement of debt, net	(15.1)	—	—
Income (Loss) from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	124.5	65.0	(35.1)
Income tax provision	(9.7)	(11.9)	(15.9)
Income (Loss) from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	114.8	53.1	(51.0)
Minority interest	(0.1)	0.3	0.4
Equity in net income of Marine Harvest	11.3	—	—
Income (Loss) from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	126.0	53.4	(50.6)
Income (loss) from discontinued operations	1.1	(1.6)	(265.4)
Gain on sale of investment in discontinued operations	355.9	24.9	—
Cumulative effect of a change in accounting principle	—	(1.8)	—
Net Income (Loss)	$483.0	$74.9	$(316.0)
Net Income (Loss) per Common Share
Basic	$7.45	$1.21	$(5.75)
Diluted	$7.29	$1.19	$(5.75)

Consolidated Results of Operations

The following discussion summarizes our results of operations for 2005 compared with 2004, and 2004 compared with 2003. For additional information about our results of operations for our main businesses during these periods, please see “—Business Segment Information” below.

Operating Revenue

In 2005, we had consolidated operating revenue of $1.6 billion, compared with $1.7 billion in 2004 and $1.5 billion in 2003. Our consolidated operating revenue decreased by $41.3 million or 3% in 2005 compared with 2004, and increased by $135.2 million or 9% in 2004 compared with 2003.

The decrease in operating revenue during 2005 of $41.3 million reflected a decrease of $213.6 million at SSF since most of the operations of SSF in 2004 were contributed to Marine Harvest effective April 29, 2005. This was  largely offset by an increase in operating revenue for SNTG of $172.2 million resulting from stronger markets for SNTG’s services and additions made to capacity in all three SNTG divisions.  Tankers operating revenue in 2005 increased 15% to $966.2 million from $841.0 million in 2004 due to strengthening of the market which resulted in higher spot and COA rates and an increase in cargo shipped. Tank containers operating revenue in 2005 was $334.3 million, a 12% increase from $297.5 million in 2004. The improvement in 2005 was attributable to increased demand in its major markets of North America and Europe, further growth within Asia Pacific, as well as  increased sales and marketing initiatives in food grade business. Terminals operating revenue in 2005 was $83.3 million, a 10% increase from $75.6 million in 2004 primarily due to additional revenue from the expansions in the three terminals, and an increase in rates and ancillary services.

The consolidated 2004 operating revenue compared with 2003 increased by $135.3 million reflecting a $138.1 million increase at SNTG, which was partially offset by a decrease of $2.8 million at SSF. The increase at SNTG was primarily due to the 11% increase in revenue from the tanker division, reflecting a stronger market which resulted in higher rates and increased cargo volumes. SNTG’s tank container division increased revenues by 17%, reflecting increased shipments across many regions, increased capacity and improved utilization. SNTG’s terminal division increased revenues by 18%, primarily due to increased capacity at its three owned terminals. SSF’s lower operating revenue was primarily due to reduced sales volumes in the Asia Pacific trading operation reflecting a deliberate cutback by management of sales volumes following the problems encountered in 2003, partially offset by increased salmon harvest volumes.

Gross Profit

We reported a gross profit of $354.1 million, $305.6 million and $196.5 million in 2005, 2004 and 2003, respectively. Our consolidated gross profit increased by $48.5 million in 2005 compared with 2004 and increased by $109.1 million in 2004 compared with 2003. Gross margins in 2005, 2004 and 2003 were 22%, 18% and 13%, respectively.

The increase in gross profit and gross margins in 2005 compared with 2004 was primarily due to an increase in SNTG’s operating revenue and a decrease in operating expenses at  SSF. SNTG’s gross profit margin increased to 24% in 2005 from 23% in 2004 due to increased freight rates, which more than offset the increase in bunker costs. SSF’s gross profit margin improved to 10% in 2005 from 4% in 2004 due to increased turbot pricing and higher salmon prices partially offset by lower volume.

The increase in gross profit and gross margins in 2004 compared to 2003 was primarily due to improved operating performance at SNTG and SSF. SNTG’s gross profit margin increased to 23% in 2004 from 20% in 2003 reflecting the revenue increases discussed above. These improvements were only partially offset by cost increases, particularly with respect to bunker fuel costs in the tanker division. SSF’s gross profit margin improved to 4% in 2004 from negative 4% in 2003 due to the recovery in the Asia Pacific region, increased pricing in the European markets during 2004 and improvements in the Americas region due to a combination of entering into longer term supply contracts with customers and improving efficiencies in production and distribution.

Equity in Net Income (Loss) of Non-consolidated Joint Ventures

Our equity in the net income (loss) of non-consolidated joint ventures was income of $15.0 million in 2005, compared with income of $23.0 million in 2004 and a loss of $11.5 million in 2003.

The primary reason for the decrease in 2005 was that  2004 included the recognition of a gain of $10.9 million in SNTG for the sale of its interest in an office building and $0.7 million of  net income of non-consolidated SSF joint ventures that were contributed to Marine Harvest on April 29, 2005. This decrease was partially offset by an improvement of $4.5 million in equity in net income of other non-consolidated SNTG joint ventures and the realization of a gain of $0.7 million for the sale of SNTG’s interest in Seabulk International.

The net loss in 2003 was partially due to a provision of $7.5 million for impairment of SNTG’s investment in the U.S. cabotage fleet joint venture, Stolt Marine Tankers LLC. In light of continued operating losses and diminished prospects, we sold our interest to our joint venture partner. The sale was completed subsequent to the 2003 year-end on December 19, 2003. We determined the impairment charge because we concluded this exit agreement shortly after year-end. In addition, our 2003 loss includes an impairment charge of $10.4 million on the investment in Dovechem Stolthaven Ltd. in anticipation of its sale in December 2003.

Administrative and General Expenses

Administrative and general expenses decreased to $185.2 million in 2005 from $200.6 million in 2004, after an increase in 2004 from $163.2 million in 2003.

The decrease in 2005 was the result of the contribution of most of SSF’s operations on April 29, 2005 to Marine Harvest, the absence in 2005 of the $20.6 million financial restructuring costs which were incurred in 2004, and $3.3 million less of due diligence costs related to the creation of the Marine Harvest joint venture ($1.2 million in 2005 versus $4.5 million in 2004). These decreases were partially offset by $10.1 million of additional legal costs ($30.2 million in 2005 versus $20.1 million in 2004), associated with the antitrust investigations and related legal proceedings, an increase in bonus and incentive awards of $2.7 million at SNTG, and increased overhead due to a weakening of the U.S. dollar.

The increase in 2004 was mainly due to an increase of $15.4 million in financial restructuring costs related to our financial difficulties in 2004, additional legal costs of $4.6 million ($20.1 million in 2004 as compared to $15.5 million in 2003) associated with the antitrust investigations and related legal proceedings, an increase in bonus and incentive awards of $6.1 million at SNTG, due diligence costs related to the formation of SSF to the Marine Harvest joint venture of $4.5 million, and increased overhead due to a weakening of the U.S. dollar.

The administrative and general expenses as a percentage of operating revenue were 11% in 2005, 12% in 2004 and 11% in 2003.

Write-off of Goodwill

There was no goodwill written off in 2005 or 2004.

In 2003, we wrote off goodwill of $2.4 million. SSF performed annual impairment reviews in 2003 on its remaining goodwill. Consequently, we recorded an impairment charge of $1.3 million against goodwill with respect to SSF’s operations in the east coast of Canada as a result of continuing poor results in that region. We recorded an additional write-down of goodwill of $0.8 million related to SSF’s operations in Chile as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with our corporate investment in Midt-Finnmark Smolt AS, a SSF joint venture.

For additional information on the goodwill write-offs, please see Note 5 to the Consolidated Financial Statements, included in Item 18 of this Report.

Restructuring Charges

In 2005, we had total restructuring charges of $7.1 million compared with $2.7 million in 2004. Total cost incurred in 2005 by SNTG included $3.4 million in personnel and severance costs, $2.5 million in relocation costs, $0.6 million in professional fees and $0.6 million in other costs. SNTG’s total restructuring charges of $2.7 million in 2004 included charges of  $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs. In June 2004, SNTG announced a restructuring plan, which included the relocation of operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, The Netherlands. In 2003, we had total restructuring charges of $2.1 million related to SNTG’s overhead reduction effort, as announced in January 2002.

For additional information on the restructuring charges of SNTG, please see Note 7 to the Consolidated Financial Statements, included in Item 18 of this Report.

Gain (Loss) on Disposal of Assets, Net

In 2005, we had a net gain of $11.6 million related to the disposal of assets which was primarily comprised of the recognition of a previously deferred gain of $12.2 million on the sale of certain Southern bluefin tuna quota rights. At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were leased back by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.4 million on a pretax basis on the transaction was being amortized over the initial period of five years, starting on December 1, 2003. During the third quarter of 2005, SSF decided not to renew its option to reacquire the tuna quota rights. This decision resulted in the recognition of the remaining portion of the previously deferred pre-tax gain.

In 2004, we had a net gain of $3.1 million related to the disposal of assets which was primarily comprised of  a gain recognized by SSF of $3.2 million from the amortization of the deferred gain on the sale of certain Southern bluefin tuna quota rights.

In 2003, we had a net loss of $1.1 million related to asset disposals. SNTG recorded a loss of $5.4 million on the sale of investments in the shares of two publicly traded companies in The Netherlands, Vopak and Univar. This loss was partially offset by a net gain of $4.4 million related to the sale of OLL’s assets to Elemica, Inc. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares.

For additional information on the disposal of assets, please see Note 6 to the Consolidated Financial Statements, included in Item 18 of this Report.

Other Operating (Expense) Income, Net

We had other operating expense of $6.0 million in 2005, other operating income of $6.2 million in 2004, and other operating expense of $5.4 million in 2003.

The majority of other operating expense in 2005 related to an SNSA corporate charge of $4.8 million and additional SNTG expenses of $0.9 million.

The majority of our other operating income and expense in 2004 and 2003 related to an SSF fish stock mortality claim of $6.9 million that we submitted to insurers in 2002. The insurers challenged their obligations pursuant to the claim. Consequently, SSF reserved $1.6 million in 2002 as a provision for a potential claim reduction. In light of our failure to reach agreement with SSF’s insurers in 2003, we recorded a reserve against the full amount of the claim in 2003 to reflect our best estimate on recoveries at the time. In 2004, we reached agreement with the insurers and recognized a recovery of $4.3 million on these claims.

In 2004 and 2003, other operating income and expense was also negatively impacted by provisions totaling $0.8 million and $1.2 million, respectively, for closure and reorganization costs related to certain SSF businesses in North America.

Operating Income

As a result of the factors described above, we reported operating income of $182.4 million, $134.6 million and $10.7 million in 2005, 2004 and 2003, respectively.

The operating income of $182.4 million in 2005 reflected $182.9 million of operating income at SNTG and $15.3 million of operating income at SSF partially offset by an operating loss of $15.8 million at Corporate and Other. The operating income in 2005 for SNTG reflected increased freight rates partially offset by higher bunker fuel costs and additional legal costs associated with the antitrust investigations and related legal proceedings. The operating income of SSF reflected improved salmon and turbot prices.

The operating income of $134.6 million in 2004 reflected $170.8 million of operating income at SNTG and operating losses of $4.9 million at SSF and $31.3 million at Corporate and Other. The operating income in 2004 for SNTG reflected a strengthening of its markets, higher spot rates at the tanker division and higher utilization at the tank container and terminal divisions partially offset by higher administrative and general expenses reflecting higher legal cost and incentive and bonus awards in 2004. In addition there were operating losses, although significantly lower than amounts reported in 2003, at SSF, as well as financial restructuring costs.

The operating income of $10.7 million in 2003 reflected operating income of $83.4 million at SNTG largely offset by an operating losses at SSF of $63.7 million and Corporate and Other of $9.0 million. The operating income at SNTG reflected the recognition for impairment charges of $17.9 million in total for our investments in Dovechem and Stolt Marine Tankers LLC. The operating loss at SSF was primarily due to the poor results of our operations in the Asia Pacific region, and the additional costs incurred in the Americas region to fulfill the requirements of various marketing and distribution contracts.

Interest Expense

Interest expense decreased to $47.6 million in 2005 from $80.5 million in 2004, which was an increase from $71.9 million in 2003.

For 2005, interest expense decreased by $32.9 million as a result of lower interest rates on our refinanced debt and a lower level of outstanding debt due to the reduction in our debt levels when we used the proceeds from the sale of our entire interest in SOSA early in the year to repay $313.6 million of outstanding senior notes.

For 2004, net interest expense increased by $8.6 million mainly in SNTG due to increased interest rates that resulted from the waivers we obtained to maintain compliance with our debt covenants, and the consolidation of 12 Ships Inc. in 2004.

Interest Income

Interest income was $6.9 million, $4.0 million, and $4.0 million in 2005, 2004, and 2003, respectively. The primary reason for the increase in 2005 was the higher average cash balances as a result of the proceeds from the sale of our interest in SOSA.

Foreign Currency Exchange (Loss) Gain

For 2005, we had a foreign currency exchange loss of $2.1 million, compared with a gain of $6.8 million in 2004 and a gain of $22.3 million in 2003. The primary cause of these currency exchange losses and gains over the last three years have been revaluations of current loans between related companies with different functional currencies. The foreign exchange variation from year to year over the last three years is due to: (1) the amount of principal outstanding; (2) the currency movements during the year; and (3) the redesignation in 2003 of certain non-functional currency loans within SSF from long-term to current.

At the end of the third quarter of 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. This change in designation required that we revalue the loans through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal year 2003, resulting in a $12.7 million foreign currency gain in 2003. The comparable gain for the full year of 2004 was $13.2 million and the comparable loss for 2005 was $4.6 million.

Stolt Sea Farm Holdings B.V. (“SSFHBV”) manages the liquidity of the SSF group and had made several loans to operating companies initially on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, we reported and accumulated related gains or losses on the loans in the same manner as translation adjustments when the financial statements of the entities were consolidated.

In 2003, to increase liquidity for the SSF group, we redesignated the long-term loans as current because we expected that they would be repaid in due course. Once management changed its policy and its intent on loan repayments, it was also necessary to prospectively recognize all such translation gains and losses going forward through the consolidated statement of operations.

Most of the subsidiaries of SSFHBV were contributed to Marine Harvest on April 29, 2005.

Loss on Early Retirement of Debt, Net

In 2005, we recognized a loss on early retirement of debt of $15.1 million. On February 28, 2005, we decided to exercise our right pursuant to the note agreements governing our senior notes to redeem all $295.4 million aggregate outstanding principal balance. The senior notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of our senior notes, we recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the senior note agreements. Additionally, we wrote-off $1.9 million of unamortized debt issuance costs in connection with the retirement of debt. This was partially offset by the recognition of a gain on retirement of certain ship debt of $1.1 million.

Income (Loss) from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest, and Cumulative Effect of a Change in Accounting Principle

As a result of the factors described above, we reported income from continuing operations before income tax provision, minority interest, equity in net income Marine Harvest, and cumulative effect of a change in accounting principle of $124.5 million in 2005 and $65.0 million in 2004 and a loss of $35.1 million in 2003.

Income Tax Provision

The 2005 results included a tax provision of $9.7 million compared with $11.9 million in 2004 and $15.9 million in 2003.

In 2005, the tax provision was related primarily to $10.5 million of SSF related tax provisions, which was comprised of  the write-off of $11.3 million of deferred tax assets residing in companies contributed to Marine Harvest, tax provisions of $5.6 million on income of other SSF operations, and tax provisions of $8.7 million on income of the terminal and tank container divisions. These tax provisions were partially offset by the reversal of a prior year U.K. controlled foreign company (“CFC”) tax reserve of $6.4 million, a tax benefit in SNTG of $0.8 million resulting primarily from tax benefits recognized for the incentive and bonus awards and antitrust and other investigation related legal fees.

In 2004, the tax provision was primarily related to the $9.5 million SNTG and Other tax provision, which was comprised mainly of a $4.3 million provision for the gain recognized on the sale of our Greenwich office building, provisions on income of the terminal and tank container divisions of $7.8 million partially offset by tax benefits recognized for the incentive and bonus awards and antitrust and other investigation related legal fees. In addition, there were also provisions of $2.4 million at SSF.

In 2003, the tax provision was primarily related to a $15.6 million tax provision at SSF. SSF wrote-off $7.7 million of deferred tax assets in 2003 because a re-evaluation by management of the realizability of certain net operating loss carryforwards at SSF caused us to conclude that such tax assets would not be realized in light of SSF’s history of losses. The remainder primarily related to taxes on income in certain regions that could not be offset by losses in other regions.

Minority Interest

Minority interest was a loss of $0.1 million in 2005 with gains of $0.3 million and $0.4 million in 2004 and 2003, respectively.

Equity in Net Income of Marine Harvest

On April 29, 2005, we completed a joint venture between SSF and the fish farming and sales business of Nutreco, creating Marine Harvest. We began accounting for our 25% share of Marine Harvest under the equity method of accounting in May 2005, and we will continue to do so until the sale of our investment in Marine Harvest is completed following the receipt of the required regulatory approvals. During 2005, we recognized $11.3 million as our equity in net income of Marine Harvest. These results reflect the strong market for salmon in the second half of 2005, as well as the synergies realized from the joint venture, partially offset by Marine Harvest restructuring costs.

Income from Continuing Operations Before Cumulative Effect of a Change in Accounting Principle

As a result of the factors described above, we reported income from continuing operations before cumulative effect of a change in accounting principle of $126.0 million in 2005 and $53.4 million in 2004 and a loss of $51.0 million in 2003.

Income (Loss) from Discontinued Operations

Prior to the sale of our entire interest in SOSA on January 13, 2005, we had income from discontinued operations of $1.1 million in 2005 and losses from discontinued operations of $1.6 million and $265.4 million in 2004 and 2003, respectively. The major improvement over this period reflects better operational and financial performance by SOSA, and an improved market for its services.

Gain on Sale of Investment in Discontinued Operations

We recognized gains on the sale of our investment in discontinued operations of $355.9 million, $24.9 million and $0.0 in 2005, 2004 and 2003, respectively.

On January 13, 2005, we sold 79,414,260 common shares of SOSA representing all of our remaining ownership interest. The shares were sold at a price of 39.25 Norwegian kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended. We reported a net gain on the sale of $355.9 million.

As of November 30, 2003, and through February 13, 2004, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in the consolidation of SOSA’s financial statements in our consolidated financial statements net of minority interest. On February 13, 2004, SOSA conducted a private placement of 45.5 million new SOSA common shares, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, we converted all 34 million SOSA Class B shares owned by us into 17 million new SOSA common shares. In February 2004, we sold 2 million SOSA common shares with proceeds of $6.7 million received. The above transaction reduced our economic and voting interest in SOSA to 41.1% as of February 19, 2004. In connection with the SOSA private placement of equity, we recognized a gain of $20.9 million representing the excess of SNSA’s share of SOSA’s equity immediately after the private placement over SNSA’s investment in SOSA. We also recognized an additional gain of $4.0 million related to SNSA’s sale of two million SOSA common shares in the first quarter of 2004.

Cumulative Effect of a Change in Accounting Principle

The cumulative effect of a change in accounting principle of $1.8 million in 2004 was caused by our implementation of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and a revision of the interpretation (“FIN 46R”). FIN 46 and FIN 46R required us to consolidate 12 Ships Inc. into our 2004 financial statements. It had been created to purchase 12 parcel tankers from us and to lease them back to us in an off-balance sheet financing arrangement. For additional information, see Note 16 to the Consolidated Financial Statements, included in Item 18 of this Report.

Net Income (Loss)

As a result of the various factors described above, we reported a net income of $483.0 million or $7.29 per diluted share in 2005, as compared with $74.9 million or $1.19 per share in 2004, and a loss of $316.0 million or $5.75 per share in 2003.

Business Segment Information

We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries which SNSA, either directly or indirectly, controls.

In addition to reporting on a consolidated basis, we have two reportable segments from which we derive operating revenues: SNTG and SSF. The reportable segments reflect our internal organization and are strategic businesses that offer different products and services.

The “Corporate and Other” category includes corporate-related expenses, and the results of OLL, SSL and all other operations not reportable under the other segments.

Operating Revenue by Business Segment

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Stolt-Nielsen Transportation Group
Tankers	$966.2	$841.0	$758.3
Tank Containers	334.3	297.5	254.7
Terminals	83.3	75.6	63.9
SNTG Corporate	7.2	4.6	3.8
Total	1,391.0	1,218.7	1,080.7
Stolt Sea Farm	245.5	459.1	461.8
Corporate and Other	1.5	1.5	1.6
Total	$1,638.0	$1,679.3	$1,544.1

Gross Profit (Loss) by Business Segment

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Stolt-Nielsen Transportation Group
Tankers	$227.9	$200.9	$145.7
Tank Containers	67.2	51.3	45.8
Terminals	31.7	30.2	22.7
SNTG Corporate	0.4	1.3	0.8
Total	327.2	283.7	215.0
Stolt Sea Farm	25.5	20.4	(20.1)
Corporate and Other	1.4	1.5	1.6
Total	$354.1	$305.6	$196.5

Results of Operations by Business Segment

Stolt-Nielsen Transportation Group

Tankers

As of November 30, 2005, SNTG owned and/or operated 142 ships, representing 2.39 million dwt. Of this total, 70 ships participated in the STJS, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of tankers owned or chartered by the joint service participants in the deep-sea, inter-continental market. The 70 ships included in SNTG’s owned and/or operated fleet include 12 ships that are owned by parties other than SNTG and six ships that  SNTG time-chartered from third parties. Seven of the ships that operate in the STJS are owned by NYK Stolt Tankers, S.A., a joint venture in which SNTG has a 50% interest. The ships that are not in the STJS provide regional services. The composition of the fleet at November 30, 2005 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2005
Stolt Tankers Joint Service:
Stolt-Nielsen Transportation Group Limited	52	1.68	83.5
NYK Stolt Tanker S.A.	7	0.17	11.6
Bibby Pool Partner Limited	3	0.05	3.3
Unicorn Lines (Pty) Limited	2	0.03	1.6
	64	1.93	100.0
Time-chartered ships	6	0.13
Total Stolt Tankers Joint Service	70	2.06
Ships in regional services	72	0.33
Total	142	2.39

For the ships that SNTG time charters from the STJS participants, the time charter operating expense is defined in the STJS agreement as the combined operating revenue of the ships, which participate in the STJS, less combined voyage expenses, overhead costs, and commission to outside brokers. The time charter expense is calculated for each participant according to a formula, which takes into account each ship’s cargo capacity, number of operating days during the period and an earnings factor.

In our results of operations, SNTG tanker revenues include 100% of the operating revenue of the STJS, and tanker operating expenses include all voyage costs associated with the participating ships, as well as time charter expenses to the other participants in the STJS. SNTG operating expenses include time charter expenses to minority participants in the STJS for 2005, 2004, and 2003 of $78.2 million, $70.7 million and $66.9 million, respectively. Of the total time charter expenses to minority participants in the STJS, amounts distributed to non-consolidated joint ventures in 2005, 2004 and 2003 were $51.6 million, $44.6 million and $38.4 million, respectively. After factoring in such costs and distributions associated with other participants in the STJS, SNTG received approximately 83%, 82%, and 80% of the net earnings of the STJS in 2005, 2004, and 2003, respectively.

Operating Revenue

SNTG tanker operating revenue in 2005 increased 15% to $966.2 million from $841.0 million in 2004, which was an 11% increase from $758.3 million in 2003. The increase in operating revenue reflects a strengthening of the market which resulted in higher spot and COA rates with a small increase in cargo shipped. Cargo carried, excluding non-consolidated joint ventures, in 2005 was  24.3 million tons, an increase of 1% from 24.1 million tons in 2004, which was an increase of 5% from 23.0 million tons in 2003. While volume remained relatively constant in 2005 from 2004,  operating revenue increased due to improved COA pricing including the full year effect from COA that were renewed during 2004 at higher rates than prior years. The 2004 volume increase reflected increased capacity and more efficient utilization of SNTG’s ships as a result of the strong market while the pricing increases reflect the higher spot market and improved COA pricing.

Gross Profit

SNTG’s tanker operations had gross profit of $227.9 million, $200.9 million, and $145.7 million in 2005, 2004, and 2003, respectively, and gross margins of  24%, 24%, and 19%, in 2005, 2004 and 2003, respectively. The increase in gross profit in 2005 reflected the strengthening of the market, partially offset by higher bunker fuel costs. SNTG tanker operations had operating expenses in 2005 of $738.3 million compared to $640.1 million in 2004 and $612.6 million in 2003. The increase in gross profit in 2004 reflected in strengthening of the market. The increase in operating expenses in 2005 and 2004 was primarily due to increases in the price of bunker fuel. In 2005, bunker fuel for SNTG’s tanker operations constituted approximately 26% of the total operating expenses for tankers, an increase from 2004 and 2003 when bunker fuel was 21% and 20% of total operating expenses, respectively. The average price of bunker fuel purchased by SNTG during 2005 was approximately $265 per ton. This compares to the average bunker fuel price for 2004 of approximately $187 per ton and $175 per ton in 2003. SNTG attempts to pass through to our customers fuel price fluctuations under COA. In 2005,  68% of tanker revenue was under COA with the remaining 32% derived from voyages based on spot rates. The percentage of revenue from COA was 67% in 2004 and 64% in 2003. During 2005, approximately 61% of tanker revenues earned under COA were earned under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 39% of tanker revenue earned under COA was directly impacted by changes in fuel prices. In addition, the increase in expenses caused by the weakening of the U.S. dollar in the prior year continued in 2005 as substantially all tanker revenue is collected in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and dry docking charges are incurred in non-U.S. dollar currencies that were overall at similar levels in 2005 from 2004. Therefore, in 2005 and 2004 when the value of the U.S. dollar declined, tanker margins were adversely impacted. The consolidation in 2004 of the financial results of 12 Ships, Inc., an entity that purchased 12 parcel tankers from SNTG in 2002, resulted in a decrease of operating expenses of $6.3 million. The consolidation was required to comply with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This was offset by the full year effect of an August 2003 sale/leaseback transaction of three parcel tankers.

An important measure of performance in many shipping companies, including SNTG, is the sailed-in rate per ship per day. The sailed-in rate may be calculated for a single ship or for a fleet of ships and SNTG calculates this as operating revenue, less voyage expenses, which are expenses that may vary depending on the ship or fleet’s voyage pattern. The most significant voyage expenses include bunker fuel, port charges, marketing overhead, commissions paid to brokers, and expenses associated with subletting excess cargo to other shipping companies. The sailed-in rate is measured before any costs associated with the owning and management of the ships. Owning and management costs generally do not vary depending on the voyage pattern and include crew costs, maintenance and repairs, insurance, depreciation and interest expense. As such, within many shipping companies, including SNTG, the sailed-in rate is considered an important market measurement, which encompasses rates or prices, volumes, and utilization of how the ship and/or fleet is deployed. As part of our quarterly earnings release, we publish the Sailed-In Time-Charter Index for the STJS. The Sailed-In Time-Charter Index for the STJS is an indexed measurement of the sailed-in rate for the STJS and was set at 1.00 in the first quarter of 1990 based on the sailed-in rate per day for the fleet at the time. During the period of 1990 to 2005, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.11 over this period. The average Sailed-In Time-Charter Index for 2005, 2004 and 2003 was 1.33, 1.17 and 1.03, respectively. For 2005, the Sailed-In Time-Charter Index increased approximately 14% from 2004, after increasing 14% in 2004 from 2003. Based on the configuration of the STJS as of April 30, 2006, we expect that a 5% change in Sailed-In Time Charter Index from the average 2005 figure of 1.33 would result in an effect on SNTG’s gross profit of approximately $24 to $25 million. As Sailed-In Time-Charter Index is a measurement for the STJS only, this sensitivity excludes any impact of changes in sailed-in rates for our regional fleets, which may or may not move in tandem with sailed-in rates for the STJS.

Ship owning costs associated with SNTG’s ships comprised 17%, 19% and 21% of operating expenses in 2005, 2004 and 2003, respectively but remained constant in total from 2005 to 2004 at $124 million, after decreasing 3% in 2004 from 2003. The percentage decrease was primarily due to increased bunker costs. There was no material change in ship owning costs between 2005 and 2004 despite the addition of two ships to the fleet due to a decrease in insurance costs, partly offset by the effect of a weakening U.S. dollar. The variance in ship owning costs 2004 to 2003 was a result of the change in fleet composition and improved purchasing practices, offset by a weakening U.S. dollar and higher insurance expenses.

Tank Containers

Operating Revenue

Operating revenue in 2005 was $334.3 million, a 12% increase from $297.5 million in 2004, which was a 17% increase from $254.7 million in 2003. The improvement in 2005 and 2004 was attributable to increased demand in our major markets of North America and Europe and further growth within Asia Pacific. Despite the reduction in overall shipments, operating revenue increased in 2005 due to higher rates being charged for our services and higher demurrage billed for our tanks. Increased sales and marketing initiatives led to growth in our food grade business formed in 2002 and in growing markets such as Eastern Europe, China, the Middle East and India. The growth in these markets was only partially offset by a reduction in volume of shipments to lower paying areas and a sluggish U.S. export market in the fourth quarter of 2005, which resulted in a decrease in overall volume of our container shipments in 2005 as compared with 2004. As a result, in 2005 we had 80,874 container shipments, a decrease of 4% from the 84,262 container shipments in 2004. Shipments in 2004 reflected a 13% increase from 74,615 shipments in 2003 due to increased activity from Europe and Asia in 2004 as compared with 2003. Increases from Europe in 2005 were curtailed somewhat due to the lack of available tank containers.

Utilization decreased to 76% in 2005 as compared with 80% in 2004 and 79% in 2003. The decrease in 2005 was mainly due to the reduction in overall shipments as well as 5% increase in the number of tanks.

The improvement in 2004 was the result of improved global demand for tank containers and enhancements to the fleet optimization and forecasting software. As of November 30, 2005, SNTG owned or operated a fleet of 17,979 tank containers, a 5% increase from the 17,153 tank containers owned or operated at the end of 2004 which was a 7% increase from the 15,999 tank containers owned or operated at the end of 2003. SNTG increased the number of tank containers in 2005 mainly through the purchase of newly constructed tanks from China Industrial Manufacturing Company. We have been purchasing tank containers and plan to continue to do so, to meet future demand in a cost efficient manner.

Gross Profit

SNTG’s tank container operations had gross profit of $67.2 million, $51.3 million and $45.8 million in 2005, 2004 and 2003, respectively, and gross margins of 20%, 17% and 18% in 2005, 2004 and 2003, respectively. Margins increased in 2005 from 2004 primarily due to improved overall market conditions for the chemical fleet and to the implementation of improved yield analysis tools which resulted in the deliberate reduction of lower margin business. In addition, costs related to the movement of empty tank containers were better controlled as a result of the enhancements to the fleet optimization software. These actions successfully reversed the margin decreases experienced in 2004 and 2003. The improvement in our gross profit was somewhat inhibited, however, by the decreased utilization of tanks described above.  In 2004, margins decreased slightly from 2003 due to increased costs and pricing pressure in our markets from Asia and South America, higher freight costs and increased movement of empty tank containers to meet the increased demand in our major markets in North America, Europe and within Asia Pacific. These factors were only partially offset by increased shipments, as well as the resulting improvements in utilization of our tank containers. Margins improved in both the third and fourth quarter of 2004 as compared with the first half of the year. This was primarily a result of pricing.

SNTG’s tank container operating expenses in 2005 were $267.1 million compared with $246.2 million in 2004 and $208.9 million in 2003. The increase in operating expense in 2005 was mainly the result of the full year effect of large increases in ocean freight costs which began in the summer of 2004 reflecting the tighter capacity of container ships in most markets and rising fuel expenses. The increase in operating expenses in 2004 was primarily due to an increase in the freight and associated costs to move loaded tank containers resulting from the increased number of shipments, an increase in tank container rental costs resulting from the increased number of tanks operated and an increase in the costs resulting from a greater number of tank containers required to be repositioned during the year. Furthermore, we incurred additional operating expenses in 2004 due to rising fuel expenses and the decline in the value of the U.S. dollar against most global currencies.

Offsetting some of the increases in operating expenses in 2005 and 2004 was the continued reduction in the average leasing cost for tanks, which was 4% lower in 2005 than 2004 and 6% lower in 2004 than 2003 due to a reduction in the rates on both long-term and short-term leases.

Terminals

Operating Revenue

Operating revenue in 2005 was $83.3 million, an increase of $7.7 million or 10%, from $75.6 million in 2004, which in turn was an increase of $11.7 million or 18% from $63.9 million in 2003. The expansions in the three owned terminals account for $4.5 million or 58% of the revenue increase in 2005 as compared to 2004 with the remaining 42% of the 2005 revenue increase primarily a result of an  increase in rates and ancillary services. The expansions in the three owned terminals account for $6.8 million or 58% of the revenue increase in 2004 as compared to 2003, with the remaining 42% of the increase primarily a result of a 146% throughput volume increase in Santos, arising from an exceptionally strong ethanol market in Brazil.

Total storage capacity of our wholly owned facilities at the end of 2005 was 4.4 million barrels (704,770 cubic meters) as compared to 4.1 million barrels (634,634 cubic meters) and 4.0 million barrels (630,700 cubic meters) at the end of 2004 and 2003, respectively. Average capacity utilization was 96% in 2005, 98% in 2004, and 97% in 2003. The lower average capacity utilization in 2005 as compared to 2004 was mainly due to the available new storage capacity from our expansion programs preceding customer occupancy.

Gross Profit

Gross profit of SNTG’s terminal operations was $31.7 million, $30.2 million and $22.7 million in 2005, 2004, and 2003, respectively. Gross margins were 38%, 40%, and 36% for 2005, 2004 and 2003, respectively. The improvement of gross profit from 2004 to 2005 was primarily a result of the expansions at the Houston, Braithwaite and Santos terminals. The improvement of gross profit from 2003 to 2004 was primarily a result of the expansions of the Braithwaite and Santos terminals.

Operating expenses in 2005 were $51.6 million, an increase of $6.2 million, from $45.4 million in 2004, which in turn was an increase of $4.2 million from $41.2 million in 2003. The increase in operating expenses in 2005 and 2004 was primarily due to  increased wages, employee benefit programs and utility costs coupled with the impact of Hurricane Katrina on the Braithwaite terminal and the strengthening of the Brazilian real against the U.S. dollar in Santos, which increased the costs associated with the Santos terminal. The increase in operating expenses in 2004 was primarily due to the impact of full year operations at the expanded Braithwaite and Santos terminals and increased salary and wages, employee benefit programs, utility costs and wastewater treatment costs at the Houston terminal.

Stolt Sea Farm

Operating Revenue

Operating revenue in 2005 decreased by 47% to $245.5 million as compared with $459.1 million in 2004, which was a 1% decrease from $461.8 million in 2003. The primary reasons for the decrease in operating revenue in 2005 was the contribution of most of the operations of SSF to Marine Harvest effective April 29, 2005. The slight change in operating revenue in 2004 resulted mainly from increased salmon harvest volumes, more than offset by reduced sales volumes in the Asia Pacific seafood trading operation. In the Americas region, the salmon volume increase primarily was in Chile, reflecting capacity increases that have been underway since the acquisition of Eicosal in 2001. In Europe, salmon harvest volumes were higher in both the UK and Norway. In Norway, volumes were higher only due to timing effects, whereby for operational reasons fish intended for harvest in 2005 were harvested earlier in 2004. In Asia Pacific, management deliberately cut back the volume of product traded, and the volume of inventory purchased and held for sale, following the poor results in the region in 2003.

Operating revenue in 2005 for our turbot operations increased by 19% to $34.8 million from $29.1 million in 2004 which was an 11% increase from $26.7 million in 2003. The increase in 2005 compared with 2004 was the result of higher prices and volumes resulting from capacity additions and a strong turbot market. The increase in 2004 compared with 2003 was the result of higher volumes resulting from capacity expansions partially offset by slightly lower prices. Operating revenue in 2005 for the Southern bluefin tuna operations decreased by 1% to $17.8 million from $17.9 million which was a decrease of 25% from $23.8 million in 2003. The decline in 2005 was the result of weaker  pricing partially offset by higher sales volumes in 2005 due to the delayed sale of some of  the 2004 harvest to 2005. The decline in 2004 compared with 2003 was the result of weaker pricing and lower sales volumes due to the delayed sale of some of the 2004 harvest to 2005. Prices for bluefin tuna reached record levels in 2002, and this attracted sharply higher volumes of Northern bluefin tuna to the market. This, in turn, caused an oversupply, major reductions in price levels and a build-up of levels of inventory by sellers who hoped to avoid losses. The clearing of inventories into the market, and a reduction in supply from Europe due to less favorable prices, is likely to take several years and therefore prices are not expected to recover substantially for some time.

The total volume of Atlantic salmon, salmon trout and coho that we sold, in gutted whole fish equivalent metric tons, assuming an average 60% yield on processed products sold and excluding volumes sold inter-company into Asia Pacific, was 41,074  metric tons in 2005, 85,000 metric tons in 2004 and 97,800 metric tons in 2003. Of the metric tons sold, 40,674 metric tons, 74,500 metric tons, and 61,300 metric tons, in 2005, 2004 and 2003, respectively, was from SSF’s own production, the remainder being sourced from other producers. The reduction in volume in 2005 primarily reflects the contribution of all of SSF’s salmon operations to Marine Harvest on April 29, 2005. The reduction in volume sold overall in 2004 reflects the strategy in Asia to cut down on external volumes sourced and sold in the Asia market, following heavy losses in 2003. The increase in volume of SSF’s own production in 2004 mainly reflects the planned increase in our Chilean production as described above, together with the abnormally high Norway harvests due to timing effects for operational reasons.

Gross Profit (Loss)

SSF had a gross profit of $25.5 million in 2005, a gross profit of $20.4 million in 2004, and a gross loss of $20.1 million in 2003. Gross margins were 10% in 2005, 4% in 2004 and negative 4% in 2003.

The improvement in gross profit in 2005 reflects the contribution of our salmon operations, which operated with a gross loss in the second half of 2004, to Marine Harvest effective April 29, 2005.

In 2005, gross profit in our turbot and Southern bluefin tuna operations were $13.2 million and $0.0 million, respectively. This compares with $10.1 million and $1.6 million in turbot and Southern bluefin tuna, respectively in 2004. In 2005, gross margin in the turbot and Southern bluefin tuna operations was 38% and 0.7%, respectively. The improvement in the gross profit of the turbot operations was primarily due to improved pricing and higher volumes. The decline in the gross profit of the Southern bluefin tuna operations was due to significantly lower market prices partially offset by higher sales volumes due to the delayed sale of the 2004 harvest.

The gross profit in 2004 reflects a recovery in our Asia Pacific operation after the significant losses that occurred in 2003. As described further below, the results of SSF’s operations in Japan in 2003 were very poor due to the heavy losses on trading fish and the write down of inventories at the end of the year to reflect weak markets. Results in Europe were also significantly improved, largely due to improved pricing in European markets during 2004. In the Americas region, gross profit showed a moderate increase. Although pricing was generally lower in 2004 than 2003, we were able to improve our profitability by entering into longer term supply contracts with customers in 2003 before prices fell and by producing and distributing our products to such customers more efficiently. We were also more successful in avoiding the regional imbalances of supply and demand which in the previous year had caused cost inefficiencies at certain times.

The gross loss incurred in 2003 primarily reflected a very large adverse swing in Asia Pacific, mainly due to poor market conditions for trout, coho, and bluefin tuna in Japan as well as trading activities and other transactions in Japan that we believe were improper and unauthorized  Selling prices for our own ranched Southern bluefin tuna declined by approximately 20% in 2003. This impacted our 2003 production and also decreased the return on 2002 inventories that we sold into the declining price environment. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species. The total combined impact of these factors resulted in SSF’s Asia Pacific operations reporting a gross loss of $25.3 million in 2003.

Partly offsetting the reduction in gross profit in Asia Pacific was a substantial improvement in the Americas region in 2003 and improved margins in Europe. We took lower of cost or market provisions for selected inventories in the Americas and UK, and our halibut operations totaling $1.8 million in 2003, primarily due to low market prices for these specific products.

Corporate and Other

SeaSupplier and Optimum Logistics

SSL recognized revenues of $0.6 million in 2005 compared to $0.9 million in 2004 and $1.0 million in 2003. The decline in revenues was due to the loss of a major contract. SSL lowered operating costs to $2.1 million in 2005 from $3.1 million in 2004 and $5.4 million in 2003 by reducing headcount and more efficiently managing information technology development and sales efforts.

In April 2003, we completed the sale of substantially all of the assets of OLL to Elemica, Inc., the leading chemical industry consortium. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. Based on the terms of the sale, we realized a net gain in 2003 of $4.4 million, included in “Gain (loss) on disposal of assets, net” in the consolidated statement of operations. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. Through the time of sale, OLL’s 2003 revenues were $0.6 million and costs were $3.4 million compared to $1.0 million and $9.5 million for a comparable period in 2002.

Liquidity and Capital Resources

Principal Sources of Liquidity

During 2005, 2004 and 2003 we met our cash needs through a combination of (i) cash generated from operations, (ii) borrowings from commercial banks, (iii) financing through sale/leasebacks of assets, (iv) asset sales, (v) the sale of Common Shares and exercise of stock options, and (vi) the sale of all of our ownership in SOSA.

SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing for the tanker business usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage. In SSF, the production cycle for various farmed fish species transpires over several years; therefore, SSF requires working capital to finance inventory.

For 2005, operating cash flow was a significant source of liquidity. In 2005, we generated net cash from operating activities—continuing operations of $229.2 million. This compares with $135.9 million and $110.1 million for 2004 and 2003, respectively. The movements between years are mainly due to the operational performances of our business segments and working capital requirements primarily for SSF in those years.

As a result of our substantial investment in SOSA, SSF, OLL and SSL combined with operating losses and asset write-downs in SOSA and SSF and scheduled debt repayment, in the second half of 2003, we had limited liquidity and were in potential breach of certain financial covenants with our lenders.

During late 2003 and early 2004, we engaged in numerous discussions with the creditors under our existing financing agreements regarding amendments to these facilities or waivers to avoid defaults with respect to the financial covenants contained in these facilities, in particular, the ratio of consolidated debt to consolidated tangible net worth. In November 2003, we had $180 million maturing under a revolving credit facility with a bank syndicate led by DnB NOR Bank ASA. We sought and obtained a series of waivers with our lenders. These waiver agreements included increased interest rates for certain credit agreements.

In January 2004, we sold 7.7 million of our Common Shares in a private placement for net proceeds of $101.0 million to non-affiliated investors.

Also in the first quarter of 2004, we completed certain transactions that resulted in the deconsolidation of SOSA. On February 19, 2004, we announced that the deconsolidation of SOSA combined with our equity offering would allow us to achieve compliance with the financial covenants in the original borrowing arrangements with our creditors.

On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium of banks led by Deutsche Bank AG. The facility was used to repay the $180 million revolving credit facility. This facility was repaid and cancelled on July 29, 2005.

On August 13, 2004, Stolthaven Houston Inc. and Stolthaven New Orleans LLC entered into a $150 million credit facility arranged by a consortium of banks led by DnB NOR Bank ASA. The facility was used to refinance existing credit facilities and provided funds for general corporate purposes.

Ship and tank container assets are an important source of liquidity as these assets are used to secure debt or can be sold and if needed leased back. As of November 30, 2005, SNTG directly owned 69 ships having a total net book value of $1,087 million. Of the 69 total ships, 45 ships with a total net book value of $282 million were unencumbered while 24 ships with a total net book value of $805 million were collateralizing total credit facilities of $740.7 million of which $505.7 million was outstanding. As of November 30, 2005, SNTG also owned 7,173 unencumbered tank containers (out of 18,067 tank containers operated), having a total net book value of $68.6 million.

On July 29, 2005, we entered into a seven-year $400 million secured multicurrency revolving credit facility, with a declining balance after five years. The interest rate applicable to the loans under the facility is LIBOR plus 0.70% for one year, after which interest rates range from LIBOR plus 0.60% to LIBOR plus 1.2% depending upon the level of consolidated indebtedness to consolidated earnings before interest, tax, depreciation and amortization (“EBITDA”). Collateral for this facility included mortgages on 16 of our ships.  This facility is available for general corporate purposes.

On October 27, 2005, we replaced the existing $225.8 million Stolt Fleet Loan with the Danish Ship Finance with a new financing agreement with Danish Ship Finance,   The new financing agreement refinanced the existing $225.8 million, and included an additional $100 million tranche to be repaid over ten years with twenty semi-annual principal payments of $3.3 million and a balloon payment of  $33.3 million on maturity. The interest rate was fixed at 5.57% on the additional $100 million tranche. Collateral for the facility included mortgages on seven ships.

Financial Outlook

In 2006 we have taken a number of actions that impacted our financial position:

•       Subsequent to November 30, 2005, we repurchased 2,981,850 SNSA Common Shares under our share buyback program. To date, 2006, we have repurchased SNSA Common Shares totaling $138.7 million under the $200 million repurchase program announced on August 25, 2005;

•       On January 9, 2006 SNTG purchased the Turchese, a 6,155 dwt parcel tanker built in 1988 for $8.7 million;

•       On January 31, 2006, we entered into a seven-year $325 million secured multicurrency reducing revolving credit facility arranged by a consortium of banks led by Citibank N.A., with a declining balance after five years. The interest rate applicable to the loans under this facility was LIBOR plus 0.70% for one year, after which interest rates range from LIBOR plus 0.6% to LIBOR plus 1.2% depending upon the level of consolidated indebtedness to consolidated EBITDA. We have mortgaged 29 ships as security in support of the obligations of the borrower under this facility  The facility is to be used for general corporate purposes;

•       Between January and May 2006, we sold the Stolt London, Stolt Taurus, Stolt Titan and the Stolt Accord for $21.1 million;

•       On December 14, 2005, we paid an interim dividend of $1.00 per Common Share (including American Depositary Shares each of which represents one Common Share), on December 14, 2005 to shareholders of record as of November 30, 2005. At the Annual General Meeting on May 26, 2006, the shareholders approved a  final 2005 dividend of $1.00 per Common Share (including American Depositary Shares), payable on June 15, 2006 to shareholders of record as of June 1, 2006;

•       In February 2006, Marine Harvest closed on a new EUR 350 million credit facility. Marine Harvest used part of the proceeds from this facility to repay SNSA $65 million of principal on its shareholder loan to us plus accrued interest;

•       On February 27, 2006, SNTG’s 50% owned joint venture with NYK, NYK Stolt Shipholding Inc. committed to acquire two 12,500 dwt ships to be constructed at the Usuki Shipyard Co. Ltd. in Japan. The ships are anticipated to be delivered by mid 2010 and will cost $32 million each. Both ships will be chartered to our Stolt NYK Asia Pacific Services Inc. joint venture with NYK;

•       On March 4, 2006, we announced that we had signed a non-binding memorandum of understanding with Lingang in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal. For additional information, please see “—Management Overview—Description of our Business” and “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group—Terminals”.

•       On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction has not yet closed and remains subject to approval from regulatory and competition authorities, on  March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The results of our 25% ownership interest in Marine Harvest will be included in our consolidated results until the transaction is completed. On receipt of the necessary approvals, we will recognize a gain on the sale estimated to be $65 million. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer.

•       On March 20, 2006 we announced that Stolthaven Terminal B.V., a wholly owned subsidiary of SNSA, had agreed in principle with Oiltanking GmbH to acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium, for approximately $64 million, which will be paid partly in cash and partly by the assumption of outstanding debt. For additional information, please see “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group—Terminals”.

•       On March 28, 2006, we exercised our option to purchase the Montana  Sun, Montana Star and the Montana Blue ships for $40.7 million.

We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments for fiscal 2006.

At November 30, 2005, our cash and cash equivalents totaled $29.6 million. The $29.6 million cash balance was a decrease of $41.8 million from the prior year level of $71.4 million, primarily resulting the use of excess cash balances to reduce debt and pay dividends. Total consolidated debt including short-term and long-term debt amounted to $666.9 million at November 30, 2005, of which $655.7 million was collateralized by ships and other assets with a net carrying value of $991.6 million and $11.2 million was unsecured. Total consolidated operating lease commitments, as of November 30, 2005, were $456.1 million.

From December 1, 2005 through April 30, 2006, we made debt payments of $2.6 million and interest payments, of approximately $3.5 million on our total long-term debt outstanding as of November 30, 2005. Our scheduled principal and interest payments for the remainder of 2006 are approximately $46.9 million and $25.8 million, respectively. As of April 30, 2006, total debt after receiving the sale proceeds and repayment of our shareholder loan from the Marine Harvest transaction is approximately $513 million, our available cash balances were in excess of $150 million, and our committed unused credit lines were in excess of $700 million. We are also obligated to make payments under long-term operating lease agreements for the remainder of 2006, that total approximately $76 million.

Cash Flows

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Summary Cash Flows
Net cash provided by (used in) operating activities
Continuing operations	$229.2	$135.9	$110.1
Discontinued operations	—	51.4	(27.5)
	229.2	187.3	82.6
Net cash (used in) provided by investing activities
Continuing operations	(169.7)	4.0	(0.2)
Discontinued operations	492.4	(157.8)	(13.1)
	322.6	(153.8)	(13.3)
Net cash (used in) provided by financing activities
Continuing operations	(593.0)	(169.9)	(3.9)
Discontinued operations	—	52.0	59.8
	(593.0)	(117.9)	55.9
Effect of exchange rate changes on cash	(0.7)	5.8	2.0
Net (decrease) increase in cash and cash equivalents	$(41.9)	$(78.6)	$127.2

Cash Flows from Operating Activities

Cash flows from operations is derived principally from the collection of receivables due from customers. SNTG cash collections are derived from COA and spot contracts for tankers, along with the collections from customers of tank containers and terminals. In 2005, we generated net cash from operating activities-continuing operations of $229.2 million. This compares with $135.9 million and $110.1 million in 2004 and 2003, respectively. The movements between years are mainly due to the relative operational performances and working capital requires primarily for SSF in those years. Discontinued operations provided $0.0 and $51.4 million of operating cash flow in 2005 and 2004, respectively, and used $27.5 million in 2003.

Cash Flows from Investing Activities and Capital Expenditures

Cash flows from net investing activities-continuing operations used $169.7 million in 2005, compared to providing $4.0 million in 2004 and used $0.2 million in 2003.

Significant investing activities related to continuing operations during 2005 were (i) capital expenditures of $158.8 million, and (ii) a contribution of $19.3 million to the Marine Harvest. Partially offsetting these uses of cash were $9.4 million related primarily to the sale of real estate, barges and other investments. Capital expenditures for the year include (i) $61.5 million for the purchase of the Isola Blu, Stolt Akane and the Stolt Gannet, (ii) $25.5 million deposits on newbuildings, (iii) $25.5 million on the repurchase of tank containers, and (iv) $27.6 million refurbishing and upgrading of existing assets including life extension dry dockings for certain parcel tankers, the expansion of the terminals at Houston, Santos and Braithwaite, and the purchase and refurbishment of tank containers. Net investing activities in 2005 included $492.4 million provided from discontinued operations from the sale of our investment in SOSA.

Significant investment activities during 2004 were (i) capital expenditures of $51.3 million, which were lower than the prior year. Offsetting this use of cash were (i) a $24.9 million decrease in restricted cash, which, based on agreement with our creditors, was placed in escrow in November 13, 2003, to be available for drawdown by SOSA under its committed liquidity line, but which was released back to us, with interest on February 12, 2004, and (ii) $27.2 million of net receipts from affiliates. Capital expenditures for the year include (a) capital expenditures of $14.3 million for the terminal at Braithwaite, (b) $9.8 million refurbishing and upgrade of existing assets including life extension drydockings for certain parcel tankers, refurbishment of tank containers and expansion of the terminal at Houston, and (c) $3.7 million for the acquisition and upgrade of SSF facilities in Spain and Belgium. Net cash used in investing activities-discontinued operations in 2004 was $157.8 million.

Significant investing activities during 2003 were (i) capital expenditures of $66.2 million, and (ii) a $25.1 million increase in restricted cash. Offsetting these uses of cash were (i) proceeds of $98.7 million principally from the sale/leaseback transaction with respect to three parcel tankers ($55.8 million), the sale of investments in Vopak and Univar ($16.5 million) and the sale of Southern bluefin tuna quota rights at SSF ($25.8 million). Capital expenditures for the year include (i)  $12.8 million for the terminal at Braithwaite, (ii) $15.7 million refurbishing and upgrades of existing assets including parcel tanker life extension dockings, refurbishment of tank containers and expansion of the terminal at Houston. Net cash used in investing activities-discontinued operations in 2003 was $13.1 million.

Capital Expenditures

Capital asset expenditures by business over the last three years are summarized below.

	For the years ended November 30,
	2005	2004	2003
	(in millions)
SNTG:
Tankers	$93.0	$6.5	$10.2
Tank Containers	35.3	3.7	2.5
Terminals	20.6	23.6	24.1
Corporate	4.3	0.3	0.3
Total SNTG	153.2	34.1	37.1
SSF	5.6	17.2	29.1
Discontinued Operations	—	1.6	21.9
Total SNSA	$158.8	$52.9	$88.1

Cash Flows from Financing Activities

Net cash used in financing activities—continuing operations totaled $593.0 million in fiscal year 2005 compared to $169.9 million  in fiscal year 2004 and $3.9 million in fiscal year 2003.

The principal uses of cash for financing activities in fiscal 2005 were (i) repayment of long-term debt of $418.0 million which includes $313.6 million of prepayments on the senior notes, $54.5 million for the repayment of ship mortgages, $46.7 million of payments on the 12 ship loan, (ii) $131.1 million payment for a 2005 special dividend, (iii) $119.1 million in decrease of loans payable to banks, and (iv) $54.8 million for the repurchase of our Common Shares. The significant sources of 2005 funding included proceeds of $100.0 from issuance of long-term debt related to ship mortgages and $33.1 million of proceeds from the exercise of stock options.

The principal uses of cash for financing activities in fiscal year 2004 were repayments of long-term debt totaling $237.5 million which included $96.6 million of scheduled amortization payments on the senior notes, $75.6 million of Houston terminal debt that was refinanced, $42.3 million of scheduled ship mortgage payments, and $23.0 million relating to the 12 ship loan. In 2004 there was also a decrease of $188.5 million in loans payable to banks. The significant sources of 2004 funding included, net proceeds from the sale of treasury shares through a private placement by SNSA for $101.0 million, $9.2 million proceeds from the exercise of stock options and $150.0 million from the issuance of long-term debt related to refinancing the Houston terminal debt. Discontinued operations provided $52.0 million of cash from financing activities in 2004 .

The principal uses of cash for financing activities in fiscal year 2003 were (i) repayments of long-term debt and capital leases totaling $158.8 million which included $100.2 million of ship mortgage payments and $56.4 million of payments on the senior notes, and  (ii) $13.8 million of dividends. The significant source of 2003 funding included an increase of $161.0 million in loans payable to banks as a result of us drawing down our available credit facilities to ensure liquidity. Discontinued operations used $59.8 million of cash from financing activities in 2003.

Indebtedness

Our total consolidated debt was $666.9 million, $1,112.9 million and $1,312.2 million as of November 30, 2005, 2004 and 2003, respectively, as set forth in the table below:

	2005	2004	2003
	(in millions)
Long-term debt (including current portion)	$493.6	$820.4	$835.2
Short-term bank loans	173.3	292.5	477.0
Total debt	$666.9	$1,112.9	$1,312.2

Short-Term Debt

Short-term debt consists of debt obligations to banks maturing within one year, uncommitted lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 5.30% for 2005, from 1.74% to 6.63% for 2004, and 1.05% to 6.25% for 2003. The weighted average interest rate was 4.9%, 3.7% and 2.2% for the years ended November 30, 2005, 2004, and 2003, respectively. Some of these lines are generally payable on demand and can be withdrawn by the banks with short notice.

Long-Term Debt

Long-term debt consists of debt collateralized by mortgages on our ships and bank debt. It does not include the off-balance sheet arrangement discussed below. In 2004 and 2003 it also included our senior notes. Our long-term debt was $493.6 million, $820.4 million, and $835.2 million as of November 30, 2005, 2004 and 2003, respectively, as set forth below:

	2005	2004	2003
	(in millions)
Long-term debt	$493.6	$820.4	$835.2
Less: Current maturities	(49.5)	(165.8)	(151.1)
	$444.1	$654.6	$684.1

Annual principal payments of long-term debt for the five years subsequent to November 30, 2005 and thereafter, are as follows:

(in millions)
2006	$49.5
2007	67.1
2008	65.9
2009	65.9
2010	112.0
Thereafter	133.2
$493.6

The Stolt Fleet Loan with Danish Ship Finance

On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with the financing of 14 previously financed oceangoing ships (the “Stolt Fleet Loan”). The term loan agreement combined the 14 refinancings. Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility and the financing of each ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of October 27, 2005 was $225.8 million. Each tranche bears its own interest rate, ranging from 2.1% to 8.6%, and each tranche has its own repayment schedule. For the 2006 fiscal year, the aggregate amount of all mandatory principal repayments is $38.3 million. The loan agreement matures on November 25, 2013.

A total of 14 oceangoing ships were mortgaged as security in support of the aggregate amount of all loans under the Stolt Fleet Loan. Each such owner was an indirect wholly owned subsidiary and had, in support of the borrower’s obligations under the loan agreement, also granted a security interest in the earnings and insurances generated by the operation of its respective vessel (or in the case of insurances, pledged the proceeds received in respect of damage to or loss of such vessel). The obligations of the borrower under the loan agreement were also guaranteed by SNSA, SNTG (Liberia) and each owner of a ship mortgaged in support of such obligations.

The facility contained affirmative and negative covenants, including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower’s obligations under the loan agreement to be at all times at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitation on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitation on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of its subsidiaries.

On July 27, 2005, the agreement was amended to remove a covenant preventing SNTG (Bermuda), SNTG B.V., Stolt-Nielsen Investments N.V. and Stolt-Nielsen Holdings B.V. from incurring debt obligations. The amendment added those companies as Guarantors under this facility. In addition, the interest rates were reduced by 0.05%.

New 2005 Stolt Fleet Loan with Danish Ship Finance

On October 27, 2005 the Stolt Fleet Loan was replaced with a new Stolt Fleet facility with the Danish Ship Finance (the “Revised Stolt Fleet Loan”). The Revised Stolt Fleet Loan is for $325.8 million, $225.8 million of which reflects the amounts outstanding under the previous Stolt Fleet Loan and $100 million of which is a new ten-year tranche. The $225.8 million portion has the same loan amortization schedules and interest rates as in the previous Stolt Fleet Loan. The $100 million tranche is to be repaid through twenty semi-annual principal payments of $3.3 million and a balloon payment of $33.3 million at maturity on November 1, 2015. The interest rate on the $100 million was fixed at 5.57% per annum. The previous 14 ship collateral agreement was replaced with a new seven-ship mortgage agreement which serves as security in support of the aggregate amount of all loans under the Revised Stolt Fleet Loan. The ship-owning subsidiaries also granted a security interest in the earnings and insurances generated by the operation of each mortgaged ship.

The Revised Stolt Fleet Loan facility contains affirmative and negative covenants similar to the Stolt Fleet Loan, including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower’s obligations under the loan agreement to be at all times at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitations on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitations on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of SNTG’s subsidiaries.

Additional financial covenants were added requiring a minimum level of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible new worth of 2.0:1.0 and maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0. As of November 30, 2005 and April 30, 2006, $312.2 million and $310.0 were outstanding under this facility, respectively.

The Stolt Achievement Loan with Danish Ship Finance and DVB Bank AG

We have a term loan agreement, collateralized by a mortgage on the Stolt Achievement, with Danish Ship Finance as agent and co-lender and DVB Bank AG acting as the other co-lender. The interest rate on the Stolt Achievement loan was originally at LIBOR plus 0.65%. In December 2003, the interest rate was increased by 1% through letter agreement with Danish Ship Finance and DVB Bank AG. In July 2005, the agreement was amended and the interest rate was reduced to LIBOR plus 0.85%. The terms of the loan agreement, including, without limitation, the affirmative and negative covenants, are substantially similar to those in the original Stolt Fleet Loan described above. Semi-annual principal payments of $1.8 million are due each May and November. The loan agreement matures in November 2013.

$150 Million Term Loan and Revolving Credit Facility Agreement

On August 13, 2004, we entered into a $150 million five-year secured term loan and revolving credit facility agreement with various lending institutions, including DnB NOR Bank ASA as administrative and collateral agent. The interest rate ranges from LIBOR plus 1.375% to LIBOR plus 1.875% depending on the level of consolidated indebtedness to consolidated EBITDA. In July 2005, the loan was amended and the interest rate was changed to LIBOR plus 0.70% for one year, after which interest rates will range from LIBOR plus 0.60%  to LIBOR  plus 1.20% depending on the level of consolidated indebtedness to consolidated EBITDA. The proceeds of this facility were used to repay the outstanding $64 million of existing indebtedness related to the financing of the Houston Port Development Sale/Leaseback Facility. As of November 30, 2005 and April 30, 2006, $150 million was outstanding under this loan, which matures on August 13, 2010.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, and maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0: 1.0. The facility also sets forth among other things limitation on additional liens on the assets of the mortgaged properties, limitations on mergers and sales of assets.

Stolthaven Houston Inc. and Stolthaven New Orleans LLC are the borrowers under this facility. SNSA and SNTG (Liberia) are guarantors of the obligations of the borrowers under the facility.

Lease with Twelve Ships Inc.

On March 27, 2002, we entered into a synthetic lease arrangement with respect to 12 of our chemical parcel tankers. We sold 12 parcel tankers to Twelve Ships Inc., a variable interest entity (“VIE”) which was established for the sole purpose of owning the ships with 3% of contributed outside equity. The ships were mortgaged by the VIE as collateral for the related financing arrangement. The holders of the financing arrangement retained the risk and the reward, in accordance with their respective ownership percentage. The facility agent was DnB NOR Bank ASA. Our wholly owned subsidiary Stolt Tankers Leasing, B.V. was the charterer of each vessel subject to the lease. As of November 30, 2004, Stolt Tankers Leasing B.V. owed $46.7 million in payments under such charters from Twelve Ships Inc. Upon expiration of the charter we had the option to repurchase the tankers from Twelve Ships Inc. for a residual value of $12.0 million. We guaranteed the obligations of the charterer. The chemical tankers were subject to mortgages for the benefit of the Twelve Ships Inc. debt.

The facility contained affirmative and negative covenants applicable to the charterer and the guarantors, including, but not limited to a minimum required consolidated tangible net worth, a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0, and a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0 to 1.0. Other covenants applicable to the charterer and the guarantors included limitations on merger and sales of assets; limitations on changes in management; limitations on sale of the charterer; and requirements as to maintenance of the vessels. Under the requirements of FIN 46, we had determined that the entity would be classified as a VIE and, as such, we were required to consolidate the entity in our financial statements for fiscal year 2004.

On June 28, 2004, we purchased the outside equity of Twelve Ships Inc. for $2.0 million.

On January 25, 2005, the outstanding principal under the loan of $42.7 million was prepaid and collateral was released.

For additional information on our long-term debt and capital lease obligations, please see Note 17 to the Consolidated Financial Statements, included in Item 18 of this Report.

$400 Million Revolving Credit Facility

On July 29, 2005, we entered into a seven-year $400 million secured multicurrency revolving credit facility with various lending institutions, including Deutsche Bank AG as agent. Stolt Tankers Finance II B.V., a wholly owned, indirect, single purpose subsidiary is the borrower under this facility which matures on July 29, 2012. The lenders commitment will be reduced by two annual reductions of $50 million each commencing August 2010 and by a final reduction of $300 million on the maturity date. We mortgaged sixteen oceangoing ships as security in support of the $400 million revolving credit facility and, in addition, our subsidiaries which are owners of the mortgaged ships, have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We and each owner of a mortgaged ship under this facility, are guarantors of the obligations of the borrower under the facility. As of November 30, 2005, there was $165 million outstanding under this facility and as of April 30, 2006 there was no amount outstanding under this facility.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenant requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things, ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, and limitations on mergers and sales of assets.

The interest rates applicable to the loans under this facility was set at LIBOR plus 0.70%, after which interest rates will range from LIBOR plus 0.60% to LIBOR plus 1.20% depending upon the level of consolidated indebtedness to consolidated EBITDA.

$325 Million Revolving Credit Facility

On January 30, 2006, we entered into a seven-year $325 million secured multicurrency reducing revolving credit facility with various lending institutions, including Citibank International plc. as agent,  Stolt Tankers Finance III B.V., a wholly owned, indirect, single purpose subsidiary is the borrower under this facility which matures on January 31, 2013, but which may be extended at our request for an additional year and again for two further years with the prior consent of the lenders. The lenders commitment will be reduced by two annual reductions of $40 million each commencing January 31, 2011 and January 31, 2012 and by a final reduction of $245 million on the maturity date. We mortgaged 29 oceangoing ships as security in support of the facility and, in addition, our subsidiaries which are the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We subsequently reduced the number of ships mortgaged under the facility from 29 to 27. We and each owner of a mortgaged ship under this facility, are guarantors of the obligations of the borrower under the facility. As of April 30, 2006  there was $20 million outstanding under this facility.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenant requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things, ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, and limitations on mergers and sales of assets.

The interest rates applicable to the loans under this facility was set at LIBOR plus 0.70%, for one year, after which interest rates will range from LIBOR plus 0.60% to LIBOR plus 1.20% depending upon the level of consolidated indebtedness to consolidated EBITDA.

The Senior Notes

Our wholly owned subsidiary, SNTG (Liberia), was the borrower on three separate issuances of senior notes. We had guaranteed SNTG (Liberia)’s obligations under each series of the senior notes. The first series of notes was issued in two tranches in 1996 in the aggregate principal amount of $187 million (the “1996 Notes”). The first tranche of $30 million was paid upon maturity on November 30, 2002. The remaining 1996 Notes had a final maturity on August 31, 2006. As of November 30, 2004, there was an aggregate principal amount of $62.8 million outstanding under the 1996 Notes. The second series of notes was issued in 1997 in the aggregate principal amount of $125 million with a final maturity on August 31, 2007 (the “1997 Notes”). As of November 30, 2004, there was an aggregate principal amount of $75 million outstanding under the 1997 Notes. The final series of notes was issued in 1998 in the aggregate principal amount of $216 million with a final maturity on June 18, 2013. Of this amount, $201 million reflect series A 1998 Notes (“Series A Notes”) and $15 million reflect series B 1998 Notes (“Series B Notes”). As of November 30, 2004, the principal amount outstanding under the 1998 A Notes was $160.8 million and the full principal amount remained outstanding under the 1998 B Notes. The stated interest rates were 8.48% on the 1996 Notes, 7.51% on the 1997 Notes, 6.96% on the Series A Notes and 7.11% on the Series B Notes, subject to adjustment. The 1996 and 1997 Notes had fixed interest rates as of November 30, 2004 of 8.98% and 8.01% respectively. The 1998 Series A Notes and Series B Notes had fixed interest rates of 7.46% and 7.61% respectively. During the 2004 fiscal year, principal payments under the senior notes in the amount of $40.2 million were due on June 18, 2004 and $56.4 million were due on August 31, 2004.

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

Contractual Obligations

We have various contractual obligations, some of which are required to be recorded as liabilities in the Consolidated Financial Statements, including long-term debt and customer outreach payments. Our operating leases, committed capital expenditures, long-term debt interest payments and other executory contracts, are not required to be recognized as liabilities on our consolidated balance sheets. Other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2005, including those reported in our consolidated balance sheet and others that are not:

	Total	Less than 1 yr.	2-3 yrs.	4-5 yrs.	More than 5 yrs.
	(in millions)
Contractual cash obligations:
Long-term debt	$493.6	$49.5	$133.0	$177.9	$133.2
Operating leases	456.6	134.7	181.7	92.3	47.9
Committed capital expenditures	382.6	133.7	214.5	34.4	—
Customer outreach payments	28.0	28.0	—	—	—
Long-term fixed rate debt interest payments	110.3	29.3	42.0	22.9	16.1
Long-term variable rate debt interest payments(1)	16.9	0.0	5.4	7.0	4.5
Total contractual cash obligations:	$1,488.0	$375.2	$576.6	$334.5	$201.7

(1)          Variable rate interest payments based on an estimated LIBOR rate of 5.0%.

Off-Balance Sheet Arrangements

In addition to the obligations recorded on our consolidated balance sheets, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our consolidated balance sheets. In addition to the long-term debt interest payments discussed above, these off-balance sheet arrangements consist of operating leases, committed capital expenditures and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Notes 15, 16 and 17 to the Consolidated Financial Statements, included in Item 18 of this Report.

Operating Leases

Our operating lease commitments were $456.6 million as of the end of fiscal year 2005, as compared to $437.7 million at the end of fiscal year 2004 and $604.9 million at the end of fiscal year 2003. As of November 30, 2005, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Operating Lease Commitments

Minimum annual lease commitments, under agreements which expire at various dates through 2047, are as follows as of November 30, 2005:

(in millions)
2006	$134.7
2007	100.7
2008	81.0
2009	60.1
2010	32.2
Thereafter	47.9
456.6
Less—sub-lease income	(0.5)
Total	$456.1

For additional information on our operating leases and certain of the specific commitments that are included in the above table, please see Note 15 to the Consolidated Financial Statements, included in Item 18 of this Report.

Sale/Leaseback of Three Parcel Tankers

In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters Gmbh. Such tankers were also leased back, and the resulting loss of $1.1 million of the sale/leaseback transaction was recorded in the operating results for fiscal year 2003 and is included in “Gain (loss) on disposal of assets, net.” As of November 30, 2005, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $25.7 million, expiring in 2008.

Time-Charter of Eleven Ships

To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time-charters (operating leases) for 11 ships with stainless steel tanks. As of November 30, 2005, nine time-charters have commenced with one additional time charter agreement scheduled for 2006 and one scheduled for 2008. The remaining time charter ship agreement is to begin in 2008. These agreements are for an initial period of 59 to 96 months and includes the option for us to extend the agreements for up to nine additional years. We also have the option to purchase each ship at predetermined rates at any time after three years from the delivery of the ship. The above operating lease commitment schedule includes the leases as these commitments occurred prior to November 30, 2005. These operating leases had commitments for the initial periods of approximately $248 million as of November 30, 2005 for the period 2006 through 2016.

Equipment Lease Agreements

On May 25, 2000 our wholly owned subsidiary, Stolt Tank Containers Leasing Ltd.,  entered into a tank container leasing agreement for 2,701 tank containers. As of November 30, 2005 Stolt Tank Containers Leasing Ltd. owes approximately $41.4 million in lease payments over the course of the respective leases, including the return option costs, to  UBS AG  and John Hancock Life Insurance Company. We have guaranteed the obligations of the lessee and subject to certain negative covenants which include restrictions on the sale or encumbrance of the lessee’s capital stock, restrictions on merger and sale of assets, and a financial covenant specifying the maximum ratio of consolidated debt to consolidated tangible net worth. The lessee is also subject to covenants, including, without limitation, maintenance of the leased equipment and limitation on assignment of the leases. The leasing agreement carries a fixed interest rate of 9.95% as of November 30, 2005. Payments under the leases in 2006 are expected to amount to $6.6 million. The term of the lease is scheduled to expire in May 2007.

On March 28, 2005 the 2,185 tank containers under a lease dated March 27, 2002 with Pitney Bowes Credit Corporation and Orix Financial Services were purchased from the lessor by exercising a purchase option under the terms of the March 27, 2002 lease. The total cost of the 2,185 tank containers was $25.5 million.

Southern Bluefin Tuna Quota Rights

At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million to Australian Fishing Enterprises Pty. Ltd. In conjunction with this transaction, such quota rights were reacquired by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annual agreed upon market rates. The quota rights have an indefinite life. The agreed upon annual rates set for 2005 and 2004 were $1.8 million and $2.0 million, respectively. SSF terminated the agreement in the third quarter of 2005.

Commitments Relating to Disposed Terminals

In November 2001, we sold SNTG’s tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. Under the terms of the sale agreement, we retained responsibility for certain environmental contingencies, should any arise during the two-year period following the closing date in connection with these two sites. As of November 30, 2005, we have not been notified of any such contingencies having been incurred and neither do we anticipate that any such contingencies will be incurred in the future.

The Chicago terminal property was leased under a long-term agreement with the Illinois International Port District. As part of the sale of the terminal in Chicago, we assigned our rights under the lease to a third party. However, we remain contingently liable to the Illinois International Port District if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, please see Note 17 to the Consolidated Financial Statements, included in Item 18 of this Report.

Safe Harbor

Statements included in this Item 5 which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management’s beliefs, strategies, plans, expectations or opinions in connection with our performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Please see Item 3. “Risk factors”’ and the “Special Note Regarding Forward-Looking Statements.”

Item 6.                        Directors and Senior Management and Employees.

Directors and Senior Management

We are a Luxembourg holding company with only three officers at the holding company level. The following is a list of our directors and persons employed by us and our subsidiaries who perform the indicated senior executive management functions for the combined business of SNSA and our subsidiaries as of May 30, 2006:

Name	Age*	Position(s)
Jacob Stolt-Nielsen	75	Chairman of the Board (Stolt-Nielsen S.A.)
Niels G. Stolt-Nielsen	41	Director and Chief Executive Officer (Stolt-Nielsen S.A.)
Roelof Hendriks	51	Director (Stolt-Nielsen S.A.)
James B. Hurlock	72	Director (Stolt-Nielsen S.A.)
Christer Olsson	60	Director (Stolt-Nielsen S.A.)
Jacob B. Stolt-Nielsen	43	Director (Stolt-Nielsen S.A.)
Christopher J. Wright	71	Director (Stolt-Nielsen S.A.)
Jan Chr. Engelhardtsen	54	Chief Financial Officer (Stolt-Nielsen S.A.)
John Wakely	58	Executive Vice President (Stolt-Nielsen S.A.)
Otto H. Fritzner	64	Chief Executive Officer (Stolt-Nielsen Transportation Group)
Pablo Garcia	40	President (Stolt Sea Farm)

*                    As of May 30, 2006.

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

Niels G. Stolt-Nielsen.   Mr. Niels G. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer of Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks.   Mr. Hendriks has served as a director of Stolt-Nielsen S.A. since 2004. He has been Vice Chairman of the Management Board of Aon Holding B.V. since 2005. He served Chief Financial Officer and a Member of the Board of Management of CSM N.V. from 2000 to 2005. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock.   Mr. Hurlock has served as a director of Stolt-Nielsen S.A since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Acergy S.A. and Orient Express Hotel Ltd., and as Chairman of the Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner of the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds an AB degree from Princeton University, a BA and an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

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

Jacob B. Stolt-Nielsen.   Mr. Jacob B. Stolt-Nielsen has served as a director of Stolt-Nielsen S.A. since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined the company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright.   Mr. Wright has served as a director of Stolt-Nielsen S.A. since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc (“BP”) from 1958 until the time he joined us. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

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

John Wakely.   Mr. Wakely has served as Executive Vice President of Stolt-Nielsen S.A. since January 2002 responsible for tax planning, internal audit and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. He is also chairman and director of Fiducia Ltd. Prior to that, he was employed by BP. Mr. Wakely is a member of the Chartered Institute of Management Accountants. He is a British citizen.

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

Pablo Garcia.   Mr. Garcia has served as the President of SSF since May 1, 2005. From 1995 through 2005 he was President of the Iberia region for SSF, in charge of the flat fish activities (turbot, halibut and sole) in Spain, Portugal, France and Norway. He joined SSF in 1995 as General Manager of the Spanish turbot operations. Prior to that, Mr. Garcia worked as General Manager of the Spanish branch of the Doux Group. Pablo Garcia received a degree in Agronomic Engineering from the University of Cordoba in Spain with a specialization in food processing. He is a Spanish citizen.

The following individuals served on the Board of Directors or performed senior executive management functions during 2005 but have since resigned from their positions:

Jacob B. Stolt-Nielsen served as Executive Vice President of SNSA until December 31, 2004.

James Stove Lorentzen served as Chief Executive Officer of SSF until April 29, 2005 when he joined Marine Harvest. He resigned from Marine Harvest on April 1, 2006.

Compensation

Our Compensation Committee is responsible for compensation strategy, overall salary increases and awards under our compensation programs. It reviews all aspects of senior executive management compensation, including performance incentive and equity-based compensation plans.

Our senior executive management compensation program, which governs compensation paid to officers performing senior executive management functions, is designed to:

(1)         encourage senior executive management to identify with our goals and objectives and to reward the achievement of those goals and objectives;

(2)         acknowledge individual contributions of senior executive management in achieving our corporate goals;

(3)         encourage senior executive management to be creative and aggressive, within the bounds of our Code of Business Conduct, in working toward our and our shareholders’ objectives;

(4)         provide an appropriate mix of short and long-term compensation to reward both current performance and future commitment to SNSA; and

(5)         establish a working environment that encourages talent, rewards good judgment, and maintains a quality working environment.

In cyclical industries such as ours, the knowledge and judgment of a company’s senior executive management are particularly critical to the success of the enterprise. Therefore, the Compensation Committee takes into account not only the normal financial considerations, but also an assessment of how well the senior executive manager has judged and reacted to the opportunities presented to us in the course of market changes.

Our senior executive management compensation includes base salary, profit sharing and bonuses based upon the the individual’s personal and our overall financial performance and equity participation which rewards the individual for the strong performance of SNSA.

The long-term portion of compensation encourages our senior executive managers to make strategic decisions that will position us for future long-term success, improve the efficiency, quality and safety of our operations and efforts to develop and improve our businesses.

Salaries, Pensions and Other Benefits

Our overall salary increases are reviewed annually by the Compensation Committee.  Adjustments of base salaries are determined by an assessment of responsibilities, performance, general pay practices of similar companies with similar job categories and consideration of internal equity. We aim to maintain a competitive salary structure in order to attract and retain the highly qualified individuals necessary to ensure that our company prospers.

As described above, we currently have only three officers, but certain persons employed by our subsidiaries perform senior executive management functions for our combined businesses. The aggregate annual salary paid to and other non-pension benefits accrued for the eight persons who served in a senior executive management function, including our Chairman but excluding our non-executive directors, for the fiscal year ended November 30, 2005 was $3.7 million, excluding any severance and employee performance incentive award payments. In addition, $1.5 million was accrued in the fiscal year for members of senior executive management in defined benefit and defined contribution pension plans.

Employee Performance Incentive Plans

SNTG's and SSF's plans are administered by the Compensation Committee appointed by our Board of Directors. The Compensation Committee awards bonuses under these employee incentive plans based on the net profits earned by each of our individual businesses (after specified adjustments), individual performance the objectives of the employee's position, degree of responsibility, and contribution to SNSA and such other factors as it deems relevant under the circumstances.  For the fiscal year ended November 30, 2005 the SNTG and SSF programs paid $13.7 million and $0.3 million, respectively, of which $1.5 million was paid to five officers that performed senior executive management functions.  Our Chairman is not eligible for the employee incentive plans.

Stock Option Plan

Our Board believes that the interests of shareholders are best served by granting equity-based incentives to employees and thereby giving them the opportunity to participate in appreciation in our stock over an extended period.  In this way, the profitability and value of SNSA is enhanced for the benefit of shareholders by enabling us to offer employees equity-based incentives in SNSA in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our shareholders. Our 1987 Stock Option Plan  (the "1987 Plan") and our 1997 Stock Option Plan (the "1997 Plan"), both approved by our shareholders, are administered by the Compensation Committee.  The Compensation Committee awards options based on the grantee's position in SNSA, degree of responsibility, seniority, contribution to SNSA and such other factors as it deems relevant under the circumstances.

Our 1987 Plan covers 2,660,000 Common Shares and our 1997 Plan  covers 5,180,000 Common Shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years.

Up until 2005, the practice of our Compensation Committee was to determine the exercise price for that year’s stock option awards based on the lowest closing market price of our Common Shares during December of that year. Our Compensation Committtee would meet in December or January to review and approve the option grants. Since 2005, it has been the practice of our Compensation Committee to determine the exercise price of the options granted based on the market price of our Common Shares on the date they approve the option grants.

As of May 30, 2006, options for 1,888,722 Common Shares were outstanding under the 1987 and 1997 Plans. Of this total, options for 478,900 Common Shares were outstanding in accordance with their stated terms to  our directors and senior executive managemers, which represents less than 1% of our outstanding Common Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

Exercise Price	Number of Common Shares	Expiration Date
17.13	8,700	December 2006
17.50	9,825	December 2006
20.13	45,300	December 2007
9.88	27,700	December 2008
14.63	41,925	December 2009
20.50	2,600	October 2010
14.75	72,908	December 2010
13.10	135,894	December 2011
5.90	241,013	December 2012
7.33	350,532	December 2013
26.41	456,925	December 2014
32.96	495,400	January 2016
Total	1,888,722

Six members of our senior executive management team received stock option awards in January 2006 for 105,000 Common Shares with an exercise price of $32.96 and expiring in January 2016.

Senior Executive Management Service Contracts

We have paid, and may pay again in the future, severence benefits to members of senior executive management upon termination of their employment as executive officers.  For example, in 2005, we made a lump sum severance payment, with the approval of our Compensation Committee, to one of our executive vice presidents who is still a director in the amount of $1.8 million upon the termination of his employment as an executive vice president.

Other than the foregoing, no member of senior executive management has a service contract that provides for benefits upon termination.

Board Practices

The standing committees of the Board of Directors consist of an Audit Committee, a Compensation Committee and a Legal Committee.

Audit Committee

The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, the scope and adequacy of our internal controls and related matters, and our consolidated financial statements. The Audit Committee annually determines the appointment of our independent registered public accounting firm, the scope of audit and other assignments to be performed by such firm, and the fees relating thereto. The Audit Committee also meets periodically with representatives of our independent registered public accounting firm to review their observations arising from the audit of our consolidated financial statements and the internal control processes involved. The current members of the Audit Committee are Mr. Wright (Chairman), Mr. Olsson and Mr. Hendriks.

Our Audit Committee is comprised solely of independent directors as defined under the rules and regulations of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the relevant Nasdaq rules.

Compensation Committee

Our Compensation Committee, formed in 1988, meets regularly to review our compensation policies and to make compensation awards. The Compensation Committee is responsible for the administration of our senior executive compensation program. It reviews all aspects of senior executive management compensation, including incentive compensation and equity-based plans, and sets annual and long-term components of the compensation of the Chief Executive Officer, Chief Financial Officer and other members of  senior executive management. The current members of the Compensation Committee are Mr. Wright (Chairman), Mr. Olsson, and Mr. Hendriks.

Our Compensation Committee is comprised solely of independent directors as defined under the rules and regulations of the Excchange Act and the relevant Nasdaq rules.

Legal Committee

The Legal Committee, formed in 2004, provides oversight and management of our legal issues. Mr. Hurlock is the Chairman and sole current member of the Legal Committee.

Director Compensation

For 2005, all non-executive directors each received an annual fee of $35,000.  The Chairman of the Audit Committee and members of the Audit Committee received annual fees of $20,000 and $15,000, respectively.  The Chairman of the Compensation Committee and members of the Compensation Committee received annual fees of $15,000 and $10,000, respectively.  The Chairman of the Legal Committee received an annual fee of $100,000.

Our non-executive directors, excluding our Chairman, received aggregate fees of $0.4 million plus expenses for serving on the Board and Committees in the fiscal year ending November 30, 2005.  During 2005, our two executive directors, the Chairman and the Chief Executive Officer, received no extra compensation for their services as such, but received reimbursement of their out-of-pocket expenses for attendance at meetings of the Board of Directors.

Our five non-executive directors each also received stock option awards in January 2006 for 5,200 Common Shares (for a total of 26,000) with an exercise price of $32.96 expiring in January 2016.

Director Service Contracts

No director has a service contract that provides for benefits upon termination, other than as discussed in “—Senior Executive Management Service Contracts” above.

Compliance with Nasdaq Listing Standards on Corporate Governance

We are subject to Nasdaq Marketplace Rule 4350 establishing certain corporate governance requirements for companies listed on the Nasdaq Stock Market. Pursuant to Nasdaq Marketplace Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) have delivered a letter to Nasdaq from Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel submitted to Nasdaq a letter, dated July 29, 2005, certifying that our corporate governance practices are not prohibited by Luxembourg law. The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•       Rule 4350(c)(1) requires that a majority of a company’s board of directors must be comprised of independent directors as defined in Nasdaq Marketplace Rule 4200. In lieu of the requirements of Rule 4350(c)(1), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the board of directors. Currently three of our directors qualify as independent as defined under the relevant Nasdaq rules.

•       Rule 4350(c)(2) requires that a company’s independent directors have regularly scheduled meetings at which only independent directors are present (“executive sessions”). In lieu of the requirements of Rule 4350(c)(2), we follow generally accepted business practices in Luxembourg, which do not require regular meetings of a company’s independent directors.

•       Rule 4350(c)(4)(A) requires that director nominees either be selected, or recommended for the board of directors’ selection, either by (i) a majority of the independent directors or (ii) a nominations committee comprised solely of independent directors. In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not require that director nominees be selected, or recommended for the board of director’s selection, either by (i) a majority of the independent directors or (ii) a nominations committee comprised solely of independent directors.

•       Rule 4350(f) requires that a company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company’s common voting stock. In lieu of the requirements of Rule 4350(f), we follow Luxembourg law which requires that a specific quorum need not be set except in the case of certain extraordinary matters for which the quorum is 50% of the company’s voting shares.

•       Rules 4350(i)(1)(B) and 4350(i)(1)(C)(i) require the Company to obtain shareholder approval prior to the issuance of designated securities when the issuance or potential issuance will result in a change of control of the issuer or, under certain circumstances, in connection with the acquisition of the stock or assets of another company. In lieu of the requirements of Rules 4350(i)(1)(B) and 4350(i)(1)(C)(i), we follow generally accepted business practices in Luxembourg, in which shareholder approval is not required prior to the issuance or potential issuance of such securities.

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350.

Employees

The average number of persons employed in our continuing operations during the three years ended November 30, 2005 are as follows:

	Average number of employees Years ended November 30,
	2005	2004	2003
SNTG(a)	4,707	4,688	4,545
SSF	297	2,545	2,527
All Other(b)	21	26	49
Total	5,025	7,259	7,121

(a)           Corporate service employees are included within SNTG and related costs are allocated to the other business units based on services provided.

(b)          All Other includes the employees of SSL for 2005 and 2004.

As of April 30, 2006, the total number of employees was approximately 4,900.

The decrease in the number of our employees from 2004 to 2005 is due to the contributions of businesses to Marine Harvest, in which SSF only retained 297 employees for the turbot and sole operations in Europe and Southern bluefin tuna operations in Australia.

Unions

SNTG-owned ships are manned by seafarers from many nations. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers’ and Seamen’s Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers’ Union of Merchant Fleet Riga. Russian officers and crew members belong to the Seafarers’ Union of Russia and Polish officers and crew belong to the Polish Seafarers’ Union. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements remain in full force and effect as of April 30, 2006. Hourly employees at certain of SNTG’s terminals are also covered by union contracts. We believe that we maintain good relationships with our employees and unions.

Share Ownership

All directors and senior executive management, other than Fiducia Ltd., as a group beneficially own less than one percent of the Common Shares outstanding as of May 30, 2006.

Fiducia is owned by trusts of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen, and Niels G. Stolt-Nielsen and their minor children represent 44.9% of the Common Shares outstanding as of May 30, 2006. Fiducia Ltd. also owns 15,352,806 Founder's Shares. For a discussion of our Common Shares owned by Fiducia and for a description of our Founder’s Shares, please see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” and “—Related Party Transactions—Share Ownership.”

Item 7.                        Major Shareholders and Related Party Transactions.

Major Shareholders

We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of SNSA.

Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our Common Shares and Founder’s Shares as of May 30, 2006:

Name of Beneficial Owner or Identity of Group	Number of Common Shares		Percentage of Class	Number of Founder’s Shares	Percentage of Class	Number of Voting Securities	Percentage of Voting Securities
Fiducia Ltd.(a)	27,576,259	(b)	44.9%	15,352,806	93.0%	42,929,065	55.9%
Odin Forvaltning AS (“Odin”)	4,202,395	(c)	6.9%	—	—	4,202,395	5.5%
Causeway Capital Management LLC	3,524,100	(d)	5.7%	—	—	3,524,100	4.6%

(a)    Fiducia Ltd. is owned by trusts of which the Stolt-Nielsen family, including Niels G. Stolt-Nielsen and Jacob B. Stolt-Nielsen are beneficiaries.

(b)    Includes an aggregate of 259,254 Common Shares owned by Jacob Stolt-Nielsen and his wife, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen and their minor children. Jacob Stolt-Nielsen is authorized by power of attorney to vote Fiducia Ltd.’s shares at shareholders meetings. Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen disclaim beneficial ownership over the shares held by Fiducia Ltd. based on Amendment No. 5 to Schedule 13D filed on May 31, 2006.

(c)    Based on information available in the Verdipapirsentralen (“VSP”).

(d)   Based on information disclosed to Oslo Børs by Causeway Capital Management LLC.

As of May 30, 2006, there were 16,501,181 Founder’s Shares issued of which 15,352,806 were owned by Fiducia Ltd. and 1,148,375 were held by us as Treasury Shares. The Founder’s Shares constitute 20% of our voting securities. As a result of the ownership by Fiducia Ltd. of the Founder’s Shares and Common Shares noted above, Mr. Stolt-Nielsen and his family control 55.9% of our outstanding voting securities.

As of May 30, 2006, SNTG owned 4,593,500 Common Shares and 1,148,375 Founder’s shares. Under applicable provisions of the Luxembourg Company Law, these shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders’ equity.

Over the past three fiscal years and through May 30, 2006 the percentage of voting securities held by the major shareholders listed in the above table has ranged from: 53.4% to 55.9% for Fiducia Ltd. (including Common Shares and Founders’ Shares owned by the Stolt-Nielsen family). Odin’s percentage of voting securities has ranged from 5.5% to 16.2%, and Causeway Capital Management LLC’s percentage of voting securities has ranged from 0% to 4.6% over the past three fiscal years and through May 30, 2006.

As of May 30, 2006, all of our 66,004,727 Common Shares were registered in the VPS in the names of 1,322 shareholders. Excluding issued and outstanding Common Shares registered in the name of Fiducia Ltd., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen family, and in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Børs is 27,872,587. As of May 30, 2006, there was a total of 25,899,418 ADSs registered in the names of 102 shareholders. Of the ADSs, 4,870,810 ADSs were registered in the names of 40 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Most ADSs are held in “street name” for individuals or institutions rather than being registered in the name of the individual shareholder. Based on communications with such banks and securities dealers who hold our ADSs in street name for individuals or institutions, we estimate the number of beneficial owners of ADSs is approximately 1,800. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and Stolt-Nielsen family, it is estimated that the free float of ADSs on Nasdaq is 4,884,261.

Related Party Transactions

Share Ownership

As of May 30, 2006, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and his wife, Jacob B. Stolt-Nielsen, Niels G. Stolt-Nielsen and their minor children), directly and indirectly through Fiducia Ltd., controlled approximately 55.9% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. Jacob Stolt-Nielsen is authorized by a power of attorney to vote the shares of Fiducia Ltd. in shareholders meetings. Jacob B. Stolt-Nielsen, Niels G. Stolt-Nielsen and John Wakely are directors of Fiducia Ltd.

Stolt Tankers Joint Service

SNTG operates its major intercontinental services through the STJS, an arrangement for the coordinated marketing, operation and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep sea intercontinental market. The STJS participants include affiliates and non-affiliates of SNSA. For further discussion of the STJS, please see Item 4. “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group—Tankers.”

Loans to Directors, Senior Executive Managment

At the beginning of fiscal year 2005, a senior executive manager had a housing relocation advance from us of $3.4 million. This advance was repaid in full during the first half of the fiscal year and the maximum amount outstanding during the year was $3.4 million.  There was no interest payable on this relocation advance.

Captive Insurance Company

Marlowe Insurance Ltd. (“Marlowe”) is a Bermuda captive insurance company through which a limited portion of our subsidiaries’ and investments’ assets and activities are insured. SNTG (Liberia) owns all of the common stock of Marlowe while each of SNTG, SOSA and SSF own a separate class of non-voting preference shares. Once Marlowe’s accounts with SOSA are settled, Marlowe will buy back the non-voting preference shares held by SOSA for a total cost of $10,000. We are currently in discussions with Marine Harvest on the apportionment of our existing insurance policies. The fish stock insurance for the sites sold to Marine Harvest expired December 31, 2005. Settlement with Marine Harvest will take place when all claims are finalized. Marlowe no longer provides insurance for SOSA.

Marlowe’s main policies comprise the following: (i) a 10% participation in the long-term agreement package for hull insurance, increased value, war insurance, property insurance, floating equipment insurance, mortgagee interest insurance, mortgage additional peril insurance, and excess liability insurance (“the Marine Package”); (ii) terrorism policy for property (“the Terrorism Policy”); (iii) employee term life and accidental death and dismemberment insurance for major offices of SNTG (“the Employee Life Policy”); (iv) Stolthaven policy for any potential remediation costs and representations and warrantees made to the buyer in relation to the sale of tank storage terminals in Perth Amboy and Chicago in November 2001 (“the SHVN Policy”); and (v) SSF’s fish stock mortality (“the Fish Mortality Policy”). The 2005 premiums are $0.2 million for the Terrorism Policy, $0.6 million for the Employee Life Policy and $0.8 million for the Fish Mortality Policy. Under the terms of the sale agreement for the above mentioned storage terminals, we have retained responsibility for certain environmental contingencies, and made representations and warranties. The representations and warranties ended two years after the closing date of November 30, 2001.

Marlowe generally purchases reinsurance policies from third-party reinsurers in order to protect its risks. For example, Marlowe’s 10% interest in the Terrorism Policy is fully reinsured, with Marlowe retaining no risk with respect to its participation, subject to the terms and conditions of the reinsurance policies and the ability of the reinsurers to make payments. For policies where the risks are more limited, Marlowe either retains full risk or reinsures only a portion of the policy. For example, under the Employee Life Policy, Marlowe does not reinsure employee life insurance for death due to natural causes, but reinsures all accidental deaths. The risk on the SHVN Policy for environmental contingencies is also fully retained by Marlowe. The fish mortalities under the Fish Mortality Policy are reinsured on an excess of loss basis. Any losses or claims on policies for which there is no reinsurance are expensed as incurred or when the expected losses can be estimated. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, Marlowe’s future loss payments are inherently uncertain.

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

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. This transaction, which has not yet closed, is described elsewhere in this report. For additional information, please see Item 4. “Information on the Company—General” and Item 5. “Operating and Financial Review and Prospects—Description of our Business.”

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

The contribution agreement was subsequently amended on April 29, 2005. Under the contribution agreement, as amended, we contributed to Marine Harvest our operations relating to the production, processing and marketing of a variety of seafood, including production sites in Belgium, Canada, Chile, Norway, Scotland and the U.S. We also contributed our marketing, operations and sales organizations covering North America, Europe and the Asia Pacific region. Nutreco contributed to Marine Harvest its salmon and other fishing activities in Australia, Canada, Chile, Ireland, Japan, Norway and Scotland and its marketing, operations and sales organizations covering the Americas, Europe and the Asia Pacific region.

We currently own 25% of the outstanding shares of Marine Harvest and Nutreco owns the remaining 75%. The relationship between us and Nutreco as shareholders of Marine Harvest is governed by Dutch law, the articles of association of Marine Harvest and a shareholders agreement. The transaction was completed on April 29, 2005.

Our turbot and Southern bluefin tuna ranching operations in Australia, with combined total annual revenues in 2005 of approximately $52.7 million, were excluded from the contribution agreement, and are not included in the Marine Harvest joint venture. We retained these businesses and continue to operate them through SSF.

Subordinated Shareholder Loan to Marine Harvest.

In connection with the Marine Harvest transaction, our subsidiary Stolt Sea Farm Investments B.V. and Nutreco amended and converted existing financing arrangements and each made subordinated shareholder loans to Marine Harvest on a pro rata basis in proportion to their respective ownership interests in Marine Harvest. Stolt Sea Farm Investments B.V. extended a loan in the amount of $64,600,000, the entire principal of which remained outstanding as of November 30, 2005, to Marine Harvest under a subordinated shareholder loan agreement dated April 29, 2005. The loan was to mature on April 29, 2010 and bore interest at a rate of LIBOR plus 1.5%. The loan was unsecured and subordinated to any bank credit obligations of Marine Harvest, of which there were none as of November 30, 2005. Marine Harvest was required to obtain permission from both Stolt Sea Farm Investments B.V. and Nutreco to incur interest-bearing bank credit obligations exceeding EUR 20,000,000 on an aggregate basis or EUR 5,000,000 on a stand-alone basis to the extent such obligations are not subordinated to its obligations under its loan agreements with Stolt Sea Farm Investments B.V. and Nutreco. This loan was repaid in full in February 2006. In February 2006, when Marine Harvest completed its new EUR 350 million credit facility, it repaid approximately $65 million of principal plus accrued interest to us under this loan, representing repayment in full.

Marine Harvest Shareholders Agreement

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

In addition, Marine Harvest’s annual budget and business plan must be approved by our supervisory board member. SNSA, Nutreco and their respective affiliates have agreed, subject to certain exceptions, not to compete directly or indirectly with Marine Harvest with respect to its business or employees. SNSA and its affiliates have no ongoing cash funding obligations to Marine Harvest. Once the sale of our remaining 25% ownership interest in Marine Harvest closes, this agreement will cease to be in effect.

Arrangements and Transactions with SOSA

Until January 13, 2005, we were SOSA’s principal shareholder. On January 13, 2005, we announced that the 79,414,260 SOSA common shares we held which represented approximately 41.7% of SOSA’s outstanding shares had been sold to institutional investors in the U.S. and Europe. As a result, we no longer, directly or indirectly, hold any SOSA shares.

While we were SOSA’s largest shareholder, we and SOSA developed a number of arrangements and engaged in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, were based on arm’s length principles to accommodate our respective interests in a manner that was fair and beneficial to both parties. However, because of the scope of the various relationships between us and SOSA (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, was effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

All material arrangements with SOSA were reviewed by the audit committee of SNSA’s board of directors.

Co-operation and Corporate Services Agreement

Pursuant to a corporate services agreement, we supplied through our subsidiaries financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between us and SOSA on an annual basis. The fees for these management services were $0.3 million, $2.6 million, and $3.4 million for fiscal years 2005, 2004 and 2003, respectively. There is no fee payable for 2005. In connection with our sale of all of our remaining ownership interest in SOSA in January 2005, we agreed with SOSA to terminate the corporate services agreement.

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

The fees for these services for fiscal year 2005 were $0.7 million. We estimate that the fees for these services for fiscal year 2006 will be approximately $0.2 million.

Financial Interactions

We had a number of financial relationships with SOSA before SOSA entered into a $350 million revolving credit facility in November 2004. For further detailed information about such financial relationships, please see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Financial Interactions” and Item 10. “Additional Information—Material Contracts” in our annual report on Form 20-F for fiscal year ended November 30, 2003.

SOSA Intercompany and Related Party Transactions

The table below sets out our charges to SOSA and its subsidiaries for fiscal years 2005, 2004 and 2003.

	For the years ended November 30,
	2005	2004	2003
	($ in millions)
Corporate services agreement charges from SNSA to SOSA	$0.3	$2.6	$3.4
Interest and guarantee fee charges from SNSA to SOSA	—	1.1	3.5
Insurance premium payable by SOSA to captive insurance company	—	9.6	6.6
Insurance payments by captive insurance company to SOSA	—	(13.2)	(3.0)
Other administrative service charges (receipts) from SNSA to SOSA	2.9	(0.7)	8.0
Total	$3.2	$(0.6)	$18.5

Share Sale Indemnity Agreement

SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by us of our direct and/or indirect holding of 79,414,260 common shares of SOSA on January 13, 2005; provided that, we shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned common shares were offered for sale, in each case in connection with the offering of the above-mentioned common shares. This indemnity agreement terminated as of February 1, 2006.

Board Representation

Jacob Stolt-Nielsen, Chairman of the board of directors of SNSA, was the Chairman of SOSA’s board of directors until February 2, 2005. James B. Hurlock, who was interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004 and is currently an SNSA director, has served on SOSA’s board of directors since 2002. Niels G. Stolt-Nielsen, the current Chief Executive Officer of SNSA, served on SOSA’s board of directors from 1999 until February 2, 2005. For additional information, please see Item 6. “Directors, Senior Management and Employees—Directors and Senior Management.”

Item 8.                        Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal Proceedings

In 2005, we were involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, we incurred significant legal costs, which are included in “Administrative and general expenses” in our consolidated statements of operations. We have has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. We expect that we will continue to incur significant legal costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings and expect that we will continue to suffer this distraction until these proceedings are resolved. It is possible that we could suffer criminal prosecution, substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

In 2002, we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we determined to voluntarily report certain conduct to the Antitrust Division and the EC.

As a result of our voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into the Amnesty Agreement with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against us for any act or offense we may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers us, SNTG and our directors, officers and employees.

On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. It is possible that the EC could assert that we or our directors, officers or employees have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we or such directors, officers or employees could be partly or fully removed from the immunity program, subject to criminal prosecution and, if found guilty, substantial fines and penalties. It is also possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities.

On April 8, 2003, the Antitrust Division’s Philadelphia field office staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ’s Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that we had not met the condition that the Company “took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity.”

In February 2004, we filed a civil action against the DOJ in the United States District Court for the Eastern District of Pennsylvania (the “District Court”) to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement’s bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking our amnesty. On January 14, 2005, the District Court entered a judgment in our favor and permanently enjoined the DOJ from indicting or prosecuting us or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, we filed a petition for rehearing en banc, in which we sought to have the appeal reconsidered by the entire Third Circuit court. On May 16, 2006, the panel issued an order amending its decision, but without changing its ultimate conclusion as to our ability to obtain a pre-indictment injunction. On May 17, 2006, we filed a supplement to the petition for rehearing en banc to reflect the issues raised by the May 17, 2006 order amending the panel’s decision. On May 30, 2006, the court directed the DOJ to respond to our petition by June 13, 2006. We are currently awaiting a decision on that petition. If the District Court’s ruling is not upheld following appeals and any further proceedings, it is possible that SNTG or its directors, officers or employees could be subject to criminal prosecution and, if found guilty, to substantial and material fines and penalties. The effect of an indictment being returned by a grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies.

In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC’s investigation into the parcel tanker industry has continued. SNTG currently remains in the EC’s Immunity Program with respect to the parcel tanker industry. Continuing immunity and amnesty for us and our directors and employees for the parcel tanker industry depends on the EC’s satisfaction that going forward, we and our directors, officers and employees are meeting any obligations we may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that we or our directors, officers or employees have not complied or are not fully complying with the terms and conditions of the Immunity Program. If this were to happen, we or our directors, officers or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial and material fines and penalties.

Because of the ongoing litigation with the Antitrust Division in respect to our Amnesty Agreement, including our previous success at the District Court level, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and have made no provisions for any fines related to the DOJ or EC investigations in the Consolidated Financial Statements, included in Item 18 below. Two other targets of the antitrust criminal investigation, Odfjell ASA and Jo Tankers, agreed to pay fines of $42.5 million and $19.5 million, respectively, to settle the investigation. We have also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Korea Fair Trade Commission notified us that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, we received a letter from the KFTC stating that the KFTC had “ceased deliberations” in its investigation. We understand this letter to constitute formal notice that the KFTC has closed its investigation.

In February 2004, the Canadian Competition Bureau notified us that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines related to the Canadian antitrust investigation in the Consolidated Financial Statements, included in Item 18 below. It is possible that the outcome of this investigation could result in criminal prosecutions and if we are found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on our financial condition, cash flows and results of operations.

On June 10, 2005, we received written notice from the Australian Competition and Consumer Commission (“ACCC”) that stated that an investigation of the parcel tanker shipping industry had been initiated in 2003. The ACCC simultaneously informed us by its letter that the ACCC had concluded that insufficient evidence was available to merit taking action at that time. The ACCC informed us that the letter constitutes formal notice that the investigation was closed.

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

On June 28, 2004, we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, which is organized as a separate line of business from our parcel tanker business. We have informed the DOJ that we are committed to cooperating in this matter. Because of the unsettled nature of the law involved, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation, the possible interplay of the tank containers investigation with the pending Amnesty Agreement litigation and the inherent unpredictability of the outcome of such proceedings, we have made no provisions for any fines or other penalties related to the DOJ investigation in the Consolidated Financial Statements, included in Item 18 below. It is possible that the outcome of this investigation could result in criminal prosecutions and, if we are found guilty, substantial and material fines and penalties. The effect of an indictment being returned by a grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies. Consequently, the outcome of this investigation could have a material adverse effect on our financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

The foregoing are the government antitrust investigations of which we have received formal notification. Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which we participate. It is also possible that the consequences of such investigations could have a material adverse effect on our financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2005, there were ten putative private antitrust class action lawsuits outstanding against us and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, six of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants us and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine.

Of the six putative class action lawsuits that have been dismissed or settled in 2005 and 2006, the following three actions were voluntarily dismissed by the plaintiffs without any settlement:

•       Basic Chemical Solutions LLC, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4080 (E.D. Pa.);

•       GFI Chemicals, LP; and GFI Sweden AB, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4079 (E.D. Pa.); and

•       KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) (“KP Chemical”).

The plaintiff in the following putative class action never served us with its complaint, and the complaint was dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

•       Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.).

In addition to the four dismissals described above, we have settled the following two actions without incurring material cost or expense:

•       JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) (“JLM”); and

•       Nizhnekamskneftekhim USA, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc. (Houston,) Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co., H-03-1202 (S.D. Tex.) (“Nizh”).

In connection with the two settlements, we obtained a release of claims.

As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts:

1.      AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) (“AnimalFeeds”);

2.      Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) (“Fleurchem”);

3.      Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”); and

4.      Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”).

In one of these four remaining class action lawsuits, AnimalFeeds, a customer claims that, as a result of defendants’ alleged collusive conduct, it and other customers paid higher prices under their contracts with the defendants. In the three other antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them.

The Sutton and Brock actions are currently pending in U.S. state courts. We have filed a motion to dismiss the Sutton complaint in its entirety.

On our motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation (“MDL”) proceeding in the U.S. District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation.”  The AnimalFeeds lawsuit has been stayed pending arbitration of its claims. In that arbitration, which has only recently begun, the plaintiffs seek to pursue class arbitration. As to Fleurchem, on December 9, 2005, we filed a motion to compel arbitration of Fleurchem’s claims. On February 6, 2006, the Court granted our motion to order discovery against Fleurchem on the issue of its obligation to arbitrate.

In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, we are not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and we have not made any provision for any of these claims in the Consolidated Financial Statements included in Item 18 below.  Given the volume of commerce involved in our parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject us to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act. We have noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate Leniency Program.  This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on our financial condition, cash flows and results of operations.

Antitrust Civil Litigation and Arbitration by Direct Opt-Out Plaintiffs

In addition to the four remaining putative class actions described above, we are aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. The principal plaintiffs in these actions are direct purchasers of our parcel tanker services and include The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd. The cases are as follows:

1.      The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01920 (D. Conn.);

2.      Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01919 (D. Conn.);

3.      Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd., 3:04-CV-923 (D. Conn.); and

4.      Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc., Bjom Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co., Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits make allegations similar to the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. In effect, the opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, Sasol, Dow and UCC have dismissed their lawsuits against us. Huntsman is currently pursuing its claims in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against us in that proceeding. We are currently pursuing counterclaims and set-offs against certain of the opt-out claimants for breach of contract and antitrust violations by those claimants.

In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, we are not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and have made no provision for the claims raised in these proceedings in the consolidated financial statements included in Item 18 below. Given the volume of commerce involved in our parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject us to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act. We have noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate

Leniency Program. This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome. This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on our financial condition, cash flows and results of operations.

Customer Settlements

We have actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, we have reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of our contracts with the relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under settlement agreements, agreements in principle and offers made as of November 30, 2005 is approximately $16 million. We expect that most of the operating revenue that would be subject to these rebates will occur within the two years subsequent to November 30, 2005. In certain cases, we have also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $39.1 million in 2005, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

We continue to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations; each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. (“O.N.E.”), a former competitor of SNTG, filed an antitrust lawsuit against us in the U.S. District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On February 6, 2006, the Court vacated the stay of discovery that had been in place, and ordered the parties to begin discovery. The parties, however, have stipulated to extensions of that deadline, and our time to answer or otherwise respond is now July 5, 2006.

In light of the early stage of this lawsuit and the inherent uncertainty of litigation, we are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and have made no provision for the claims raised in this lawsuit in the consolidated financial statements included in Item 18 below. It is possible that the outcome of this action could have a material adverse effect on our financial condition, cash flows and results of operations.

Securities Litigation

In March 2003, an individual claiming to have purchased our American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of

Connecticut against us and certain officers and directors. Plaintiffs’ counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O’Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depositary Receipts (“ADR’s”) from May 31, 2000 through February 20, 2003 … and all United States (“U.S.”)-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934.”

The complaint claims that we “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts....”  The consolidated complaint asserted that our failure to disclose such alleged behavior, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for our securities by making it appear that we were “immune to an economic downturn that was afflicting the rest of the shipping industry” and “misleading them to believe that the Companies’ earnings came from legitimate transactions.”

On October 27, 2003, we filed a motion to dismiss the consolidated complaint in its entirety. On November 10, 2005, the court granted the motion to dismiss with prejudice. Plaintiffs responded by moving for reconsideration and requested a dismissal without prejudice, and the right to amend the complaint. On January 27, 2006, the court converted the dismissal to a dismissal without prejudice, and permitted the plaintiffs to amend their complaint. On March 1, 2006, the plaintiffs filed an amended complaint. On March 20, 2006, we moved to dismiss the amended complaint in its entirety and the plaintiff has opposed our motion.

We are vigorously defending ourselves against this lawsuit. We are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and we have not made any provisions for any liability related to the action in the consolidated financial statements included in Item 18 below. It is possible that the outcome of this litigation could have a material adverse effect on our financial condition, cash flows and results of operations.

Employment Litigation

In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O’Brien, who resigned in early 2002.

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing “illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct.”  The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O’Brien failed pursuant to New York (and Connecticut) law to report his concerns “up the corporate ladder” in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment. In October 2004, the Superior Court denied that branch of the summary judgment motion. We immediately took an interlocutory appeal, and our petition for review by the state Supreme Court was denied in April 2005.

The O’Brien action is still in the early stages of discovery. We intend to continue to vigorously defend ourself against this lawsuit. We are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and have not made any provision for any liability related to the action in the consolidated financial statements included in Item 18 below. It is possible that the outcome of this litigation could have a material adverse effect on our financial condition, cash flows and results of operations.

Investigations by the U.S. Department of the Treasury’s Office of Foreign Assets Control and by the U.S. Attorney’s Office for the District of Connecticut

In or about August 2001, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) opened an investigation of certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran.

We understand that, based on a referral from OFAC, a criminal investigation was opened under the auspices of the U.S. Attorney’s Office in Connecticut in or about May 2003 regarding whether or not  our “trade with embargoed countries violated U.S. laws.” We cooperated fully with the U.S. Attorney’s Office and the U.S. Customs Service in their investigation.

In early 2005 OFAC informed us that it had transferred the Iran matter internally from OFAC’s Enforcement Division to its Civil Penalties Division. Shortly thereafter, on or about January 18, 2005, we learned that the U.S. Attorney’s Office had declined to pursue this matter and that Customs had concluded this was only a civil matter. On September 6, 2005, SNTG and OFAC reached a settlement. The civil settlement is in the amount of $16,500 and does not involve any finding by OFAC of a violation. We are not aware of any further pending matters at OFAC.

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

Dividends

It is our policy to pay a semi-annual cash dividend to our shareholders. The amount to be paid is determined each year by the Board of Directors based on our financial situation and investment plans.

The following table shows the total dividend payments per Common Share, Class B Share, and Founder’s Share made during the fiscal years indicated.

	2005	2004	2003	2002	2001
Class of Stock
Common	$2.00	$—	$0.250	$0.250	$0.250
Class B*	$—	$—	$—	$—	$0.125
Founder’s	$0.005	$—	$0.005	$0.005	$0.005

*                    In March 2001 all Class B Shares were reclassified as Common Shares on a one-for-one basis.

We were prohibited by the terms of our financing arrangements from paying final dividends to our shareholders for the fiscal year ending November 30, 2003. On December 14, 2005 we paid and interim cash dividend for the 2005 fiscal year of $1.00 per share. At our annual general meeting on May 26, 2006, our shareholders approved a final dividend payment for the fiscal year ending November 30, 2005 of $1.00 per share payable on June 15, 2006 to shareholders of record on June 1, 2006.

Significant Changes

Except as described in Note 25 to the Consolidated Financial Statements, included in Item 18 of this Report, Item 4. “Information on the Company—Recent Significant Developments,” and Item 5. “Operating and Financial Review and Prospects” and Item 8. “Financial Information—Legal Proceedings”, there have been no significant changes since November 30, 2005.

Item 9.                        The Offer and Listing.

Stock Trading History

The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

American Depository Shares (Nasdaq)

Quarterly for the two fiscal years ended November 30, 2005 and for the fiscal quarter ended February 28, 2006	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2006
High	$35.26	—	—	—
Low	$30.71	—	—	—
2005
High	$38.85	$40.30	$38.72	$41.15
Low	$26.41	$31.00	$32.21	$32.25
2004
High	$16.70	$17.35	$16.43	$28.05
Low	$7.33	$11.81	$11.81	$16.67

	Annually for the five years ended November 30,
	2005	2004	2003	2002	2001
High	$41.15	$28.05	$9.33	$16.98	$20.45
Low	$26.41	$7.33	$5.20	$6.21	$10.50

Common Shares (Oslo Børs) (Norwegian kroner)

Quarterly for the fiscal two years ended November 30, 2005 and for the fiscal quarter ended February 28, 2006	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2006
High	235.00	—	—	—
Low	204.00	—	—	—
2005
High	244.00	256.50	246.50	263.00
Low	163.00	201.00	210.00	216.00
2004
High	117.50	122.50	114.25	173.00
Low	49.10	81.50	81.50	114.50

	Annually for the five years ended November 30,
	2005	2004	2003	2002	2001
High	263.00	173.00	67.00	152.00	189.00
Low	163.00	49.10	39.20	47.00	93.00

	Nasdaq ADS (U.S. dollar)		Oslo Børs (Norwegian kroner)
	High	Low	High	Low
Monthly
2005
November	$36.32	$32.25	234.50	216.00
December	$35.26	$32.70	235.00	221.00
2006
January	$34.22	$31.96	229.00	214.00
February	$33.26	$30.71	225.00	204.00
March	$34.02	$30.70	223.50	203.00
April	$31.10	$27.40	202.00	175.00
May (through May 30, 2006)	$28.45	$25.70	169.00	155.50

Markets

Our Common Shares are currently listed in Norway on the Oslo Børs (under the ticker symbol SNI) and trade as ADSs, each of which represents one Common Share, in the U.S. on Nasdaq (under the ticker symbol SNSA). On March 7, 2001, we completed a share reclassification. The objective of the reclassification was to create a simplified and more transparent share capital structure that gave all shareholders a vote on all matters, and resulted in only one class of publicly traded shares. The reclassification reclassified our outstanding non-voting Class B Shares (previously listed on the Oslo Børs under the ticker symbol SNIB and traded as ADSs on Nasdaq under ticker symbol STLBY) as voting Common Shares on a one-for-one basis. Prior to the share reclassification, our Common Shares were only listed on Nasdaq (under the ticker symbol STLTF).

Item 10.                 Additional Information

Organization and Register

We are a “Société Anonyme Holding” organized in Luxembourg under the Company Law of 1915, as amended (“Luxembourg Company Law”). We were incorporated in Luxembourg in 1974 as the holding company for all of the group’s activities.

Our registered office is located at 23, avenue Monterey, L-2086 Luxembourg and we are registered in the Companies’ Register of the Luxembourg District Court under the designation R.C. S. Luxembourg B.12.179.

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

Directors

Our Board of Directors must be comprised of at least three and not more than nine members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders, for a period not exceeding six years and until their successors are elected. The Chairman of the Board of Directors is elected from among the members of the Board of Directors by a simple majority vote of our outstanding shares represented at a general meeting of shareholders. It is our customary practice that directors and the Chairman of the Board are elected for terms of one year at the Annual General Meeting.

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

Our Articles of Incorporation provide that no transaction between SNSA and another party in which a director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles of Incorporation also provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next meeting of shareholders.

Authorized, Issued, and Outstanding Shares

Our authorized share capital as of May 30, 2006 consists of:

•       69,000,000 Common Shares, no par value; and

•       17,250,000 Founder’s Shares, no par value.

As of May 30, 2006, 66,004,727 Common Shares and 16,501,181 Founder’s Shares had been issued. Of such shares, 4,593,500 Common Shares and 1,148,375 Founder’s Shares were held by us and therefore considered Treasury shares. Accordingly, as of May 30, 2006 61,411,227 Common Shares and 15,352,806 Founder’s Shares were outstanding.

Under the Luxembourg Company Law, Founder’s Shares are not considered as representing capital of SNSA.

Pursuant to our Articles of Incorporation, as amended at Annual General Meeting of Shareholders held on May 26, 2006, and as permitted by Luxembourg law, authorized capital will automatically be reduced to the amount represented by outstanding shares on August 31, 2007.

The Board of Directors is authorized to issue additional Common Shares and Founder’s Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for held by such shareholders, cash, unless the Articles of

Incorporation provide otherwise. Our Articles of Incorporation, as amended at the Annual General Meeting of Shareholders held on May 26, 2006, authorize the Board of Directors to implement the suppression of shareholders’ preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan (such Plan approved by the shareholders at the Annual General Meeting held on May 2, 1997) and the Company’s 1987 Stock Option Plan (such Plan approved by the shareholders at an Extraordinary General Meeting held on October 8, 1987), through August 31, 2007. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders pursuant to the requirements to amend the Articles of Incorporation set forth in “Voting Rights” below. In addition, the relevant provisions of Norwegian law and Oslo Børs regulations, where our Common Shares are listed for trading, require “equal treatment” of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the “market price” thereof.

Our Articles of Incorporation contain an anti-dilution provision which requires the level of Founder’s Shares remain at 20% of all outstanding voting shares (Common Shares and Founder’s Shares). In the event of a stock dividend, recapitalization or other issuance of our Common Shares, additional Founder’s Shares are distributed to the then holder(s) of such Founder’s Shares on a proportionate basis so as to maintain the 20% level at all times.

In addition to our authorized Common Shares and Founder’s Shares set forth above, an additional 1,500,000 Class B Shares, no par value, have been authorized solely in connection with the exercise of options granted under our existing stock option plans, and may not be issued for any other purpose. The rights, preferences and priorities of such Class B Shares are set forth in the Articles of Incorporation. All such Class B Shares convert into Common Shares immediately upon issuance. Such Class B Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2010.

For additional information on our shares, please see Introduction and our Consolidated Financial Statements, included in Item 18 of this Report.

Voting Rights

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Founder’s Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Founder’s Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles of Incorporation which requires (x) a two-thirds vote of those Common Shares and Founder’s Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote; (ii) to change the country of incorporation of Stolt-Nielsen to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Founder’s Shares; and (iii) any action for which the Articles of Incorporation require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Founder’s Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles of Incorporation in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Founder’s Shares if such class of shares is adversely affected.

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

Dividends

Under the Articles of Incorporation, holders of Common Shares and Founder’s Shares participate in annual dividends, if any are declared, in the following order of priority:

•       $0.005 per share to Founder’s Shares and Common Shares equally;

•       thereafter, all further amounts are payable to Common Shares only.

Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year’s financial statements have been approved by the shareholders at a general meeting, and any such interim dividend must be approved by our independent auditors. Final dividends are declared once a year at the Annual General Meeting. Interim and final dividends on Common Shares and Founder’s Shares can be paid out of earnings, retained and current, as well as paid-in surplus.

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

Liquidation Preference

Under the Articles of Incorporation, in the event of a liquidation, all of our debts and obligations must first be paid, and thereafter all of our remaining assets are paid to the holders of Common Shares and Founder’s Shares in the following order of priority:

•       Common Shares ratably to the extent of the stated value thereof (e.g. $1.00 per share);

•       Common Shares and Founder’s Shares participate equally up to $0.05 per share; and

•       thereafter, Common Shares are entitled to all remaining assets.

Equal Treatment Provision

If we merge, consolidate or enter into any similar transaction with another entity or such other entity will remain the survivor, the Common Shares held by holders other than holder(s) of Founder’s Shares shall be entitled to receive consideration which is no less per share than the consideration per share received by the holder(s) of Founder’s Shares, the latter per share amount to be determined by dividing the aggregate of all consideration received by such holder(s) for all shares owned by them, including Founder’s Shares, by the total number of Common Shares which they own.

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

In addition to the restrictions on shareholders described above, the Board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with imminent and grave damage. Luxembourg Company Law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board’s discretion. We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by such phrase.

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

Material Contracts

Other than as described herein and in Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness” and in Note 17 to the Consolidated Financial Statements, included in Item 18 of this Report, we were not party to any other material contracts. The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

$150 Million Term Loan and Revolving Credit Facility Agreement

On August 13, 2004, we entered into a $150 million five-year secured term loan and revolving credit facility with various lending institutions, including DnB NOR Bank ASA as administrative and collateral agent. Stolthaven Houston Inc. and Stolthaven New Orleans LLC are the borrowers under this facility and SNSA and SNTG (Liberia) are the guarantors.   In July 2005, the loan was amended and the interest rate was changed. As of November 30, 2005 and April 30, 2006, there was $150 million outstanding under the facility. For additional information on this agreement, please see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—$150 Million Term Loan and Revolving Credit Facility,” and Note 17 to the Consolidated Financial Statements, included in Item 18 of this Report. A copy of the agreement is attached to this Report as Exhibit 4.15.

The Stolt Fleet Loan with Danish Ship Finance

On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with previous financings of 14 oceangoing ships that were combined and adjusted to reflect a change in ship ownership structure within certain of our indirect wholly owned subsidiaries. On October 27, 2005, we replaced the existing $225.8 million Stolt Fleet Loan with the Danish Ship Finance with a new financing agreement with Danish Ship Finance, The new financing agreement refinanced the existing $225.8 million, and included an additional $100 million tranche to be repaid over ten years with twenty semi-annual principal payments of $3.3 million and a balloon payment of $33.3 million on maturity. The interest rate was fixed at 5.57% on the addition $100 million tranche. Collateral for the facility included mortgages on seven ships. Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility and each refinancing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2005 and April 30, 2006 was $312.2 million and $310.0 million, respectively. For additional information on this term loan, please see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—The Stolt Fleet Loan with Danish Ship Finance,” and Note 17 of the Consolidated Financial Statements, included in Item 18 of this Report. A copy of the new financing agreement is attached to this Report as Exhibit 4.13.

$400 Million Revolving Credit Facility

On July 29, 2005 we entered into a seven-year $400 million secured multicurrency revolving credit facility with various lending institutions, including Deutsche Bank AG as agent. As of November 30, 2005, there was $165 million outstanding under this facility and as of April 30, 2006 no amount was outstanding under this facility. The facility matures on July 29, 2012 and Stolt Tanker Finance II B.V., our wholly owned, indirect subsidiary, is the borrower and SNSA, SNTG and certain other of our subsidiaries are the guarantors. Sixteen oceangoing ships are mortgaged as security in support of this facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ships. For additional information on this agreement, please see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—$400 Million Revolving Credit Facility,” and Note 17 of Notes to the Consolidated Financial Statements, included in Item 18 of this Report. A copy of the agreement is attached to this Report as Exhibit 4.10.

$325 Million Revolving Credit Facility

On January 30, 2006 we entered into a seven-year $325 million secured multicurrency revolving credit facility with various lending institutions, including  Citibank International plc as agent. As of April 30, 2006, there was $20 million outstanding under this facility. The facility matures on January 30, 2013, but may be extended at our request for an additional year and again for two further years with the prior consent of the lenders. Stolt Tanker Finance III B.V., our wholly owned, indirect subsidiary, is the borrower. Twenty-seven oceangoing ships are currently mortgaged as security in support of this facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ships. For additional information on this agreement, please see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—$325 Million Revolving Credit Facility,” and Note 17 to the Consolidated Financial Statements, included in Item 18 of this Report. A copy of the agreement is attached to this Report as Exhibit 4.11.

Share Purchase Agreement for the Sale of Marine Harvest

On March 6, 2006, we, along with Nutreco, as sellers, entered into a share purchase agreement with Geveran Trading Co Ltd., as purchaser, and Greenwich Holdings Ltd., as guarantor, for the sale of all of the outstanding shares of Marine Harvest, our joint venture with Nutreco, for EUR 1,175.0 million plus interest accruing from March 28, 2006 until closing. On March 6, 2006 Geveran Trading assigned its rights and obligations under the agreement to Pan Fish ASA. On March 27, 2006 we, Nutreco, Geveran Trading, Greenwich Holdings and Pan Fish entered into an amendment to the agreement, requiring Pan Fish to prepay the purchase price of EUR 1,173.0 million. Although the transaction has not yet closed, on March 29, 2006 we received prepayment of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) representing our full share of the proceeds of the sale.  The closing is conditioned upon the receipt of pending approvals from regulatory and competition authorities. On the receipt of such approvals, we will recognize a gain on sale estimated to be $65 million. Under the agreement, the purchaser has agreed to take all actions necessary in order to obtain the approvals, to pay all related fees and expenses, and to bear all risks and responsibilities of obtaining the approvals (so long as any failure to obtain such approvals is not the fault of the sellers). A copy of the share purchase agreement is attached to this Report as Exhibit 4.8 and a copy of the amendment agreement is attached to this Report as Exhibit 4.9.

Shipbuilding Contracts with ShinA Shipbuilding Co., Ltd.

On June 9, 2005, our wholly owned subsidiary Stolt-Nielsen Transportation Group B.V., as buyer, entered into four seperate agreements with ShinA Ship Building Co. Ltd. of South Korea, as builder, for the construction and sale of four parcel tankers for a purchase price of $57.5 million each. The parcel tankers will have a capacity of 44,000 dwt each and will be of double-hull construction, classified as IMO

2/3. Under the agreement, payments are due to the builder in installments during the course of the construction, with final payments due upon delivery of the vessel.

The agreements contain standard shipbuilding contract provisions, including allowances for inspection, plan approvals and modifications, force majeure clauses and default provisions. In addition, each agreement contains a provision whereby the purchase price of the vessel may be increased or decreased to account for a change in the price of steel between the signing of the contract and the date of the keel laying.

The tankers are scheduled for delivery in late 2008 and early 2009. A copy of a form of the agreement is attached to this Report as Exhibit 4.19.

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

The basis of assessment of this “tax on distributions” consists of the three following elements:

•  Interest paid on bonds and similar securities,

•  Dividends distributed,

•  Emoluments and fees (tantièmes) paid to non-resident directors, statutory auditors and liquidators.

Under the said decree, interest payments on debenture bonds or similar debt instruments are subject to a 3% tax payable by us. As we have not issued and are not likely to issue any such debt instruments, this tax will not become relevant to us.

The first EUR 2,400,000 of annual distributions of dividends and payments of fees to non-resident directors is subject to a tax of 3%. Distributions on the next EUR 1,200,000 are subject to a tax of 1.80% and any excess is subject to a tax of 1% (per million), with a minimum tax of EUR 48,000 per year.

Annual dividend distributions and payments of fees to non resident directors are subject depending on the total annual amounts at rates rating between 3% and 1% (per million) with an annual minimum amount of EUR 48,000.

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

The disposal of Common Shares by non-resident shareholders (companies or individuals) will be tax free in Luxembourg under domestic rules assuming that:

•       None of the shareholders has a permanent establishment in Luxembourg under internal law to which the Common Shares could be attached; or

•       The disposal occurs more than six months after the acquisition or the shareholding represents less than 10% of the share capital of the Holding 1929 billionaire.

There is no Luxembourg transfer duty or stamp tax applicable on sales acquisitions of the Common Shares.

The 1929 holding companies tax regime was amended on June 21, 2005. However, under a Father Favor clause, pre-existing companies such as us continue to benefit from the tax exempt regime until  December 31, 2010, thereafter they may not receive more than 5% of their dividends from companies which are not subject in their respective countries to taxation which is comparable in principles and tax rates to the taxes applicable ordinarily in Luxembourg. On February 8, 2006 the EC decided to conduct an investigation into Luxembourg’s 1929 tax exempt holding company regime on the grounds that the tax exemption may constitute a disguised subsidy in favor of multinational companies based in Luxembourg and may distort the European financial market. If the investigation was to conclude that the tax exemption under the Father Favor clause or under the amended law does constitute a disguised subsidy, the tax laws would have to be repealed and the Company would be subject to the ordinary tax regime if it were to maintain its status as a Luxembourg company.

U.S. Federal Income Taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs as part of a hedging or conversion transaction or as a position in a straddle for U.S. federal income tax purposes, certain former citizens or long-term residents of the United States, persons that have a functional currency other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our stock. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This summary (i) is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

For purposes of this summary, a U.S. Holder is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the U.S., (ii) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner (or, in the case of a partnership, a holder) of Common Shares or ADSs that is not a U.S. Holder.

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

Distributions

The gross amount of any distribution by us of cash or property (other than certain distributions, if any, of Common Shares distributed pro rata to all our shareholders of SNSA, including holders of ADSs) with respect to Common Shares or ADSs will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of SNSA as determined under U.S. federal income tax principles. Non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008. However, a U.S. Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the Common Shares or ADSs. In addition, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) it will first be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in the Common Shares or ADSs to the extent thereof and thereafter as capital gain.

Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by SNSA generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income”. U.S. Holders should note that “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.”

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., if any.

Sale or Exchange of Common Shares or ADSs

A U.S. Holder generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amounts realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., if any, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file Reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the Commission, including this Report and the related exhibits, without charge at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, this Report and the related exhibits are publicly available through the website maintained by the Commission at www.sec.gov.

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

The U.S. dollar is the functional currency of the most significant subsidiaries within SNTG. In SSF, the functional currencies are the Japanese yen and the Euro. The net translation adjustments arising on the above currency exposures were gains of $7.2 million, $17.1 million, and $25.6 million for the years 2005, 2004 and 2003, respectively. These are recorded in Other Comprehensive (Loss) in the Consolidated Statements of Shareholders’ Equity. We do not use derivative instruments to hedge translation exposures or the value of our investments in foreign subsidiaries.

We are also exposed to fluctuations in non-functional currency revenues and operating expenditures (transaction exposures) and one-off liabilities. To control these economic exposures, our board of directors has established a hedging policy which includes allowable hedging instruments and the duration of the hedges. Normally, all hedges match the currency and maturity of the exposure. Our currency rate exposure policy prescribes the range of allowable hedging activity. The policy does not permit speculative Trading activity of any kind.

We currently use forward exchange contracts to hedge capital expenditures, non-functional currency debt, committed operating expenses, and forecasted operating costs. Our primary foreign currency exposures are the Euro, Norwegian kroner, British pound and Singapore dollar. All of our forecasted operating cost hedges are designated against specific exposures and classified as cash flow hedges. Cash flow hedges are accounted for under hedge accounting rules that allow derivative gains (losses) to be recorded on the balance sheet until the expenditure occurs.

Our derivative instruments are over-the counter instruments entered into with major financial credit institutions. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Interest Rate Exposure

Our exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to LIBOR. For fiscal year 2006, our consolidated debt, after consideration of interest rate swap agreements, was approximately 74% fixed-rate debt.

Our objective in managing exposure to interest rate changes is to limit the impact of rising interest rates on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, we limit our exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. We maintain fixed rate debt as a percentage of our total consolidated debt between a minimum and a maximum percentage, which is set by our Board of Directors.

Bunker Fuel Exposure

Ship bunker fuel for our tanker operations constituted approximately 26% of the total operating expenses for tankers. We enter into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. Historically, a majority of the contract business of the tanker operations has been protected against a rise in bunker fuel under the terms of our COA. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. As a result, we maintain an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

Market Risk Assessment

We use a value-at-risk (“VAR”) model to assess the market risk of our derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2005, our estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the

VAR model given a 95% confidence level, would be approximately $1.6 million from adverse changes in foreign exchange rates. Our maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.1 million and $0.5 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition and serve only as an illustration of derivative and short term interest rate volatility. Note that any adverse movement in foreign exchange or bunker derivatives is offset by corresponding changes in the fair value of the underlying exposure being hedged.

	VAR
	As of November 30,
	2005	2004
	(in millions)
Foreign currency exchange rates	1.6	0.2
Interest rates	0.1	0.2
Bunker fuel rates	0.5	0.1

The increase in the VAR, in connection with foreign exchange rates and bunker fuel rates, is attributable to an increase in market volatility. The decrease in VAR related to interest rates is attributable to the decrease in outstanding variable rate debt in 2004.

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

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.                 Controls and Procedures.

Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the required time periods.  Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

A “material weakness”, as defined by Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board, is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our Chief Executive Officer and Chief Financial Officer, with the participation of management, have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures at November 30, 2005.  In connection with this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives because of the existence of “material weaknesses” in our internal control over financial reporting, as described below.  In light of these weaknesses, we instituted a number of actions and procedures to ensure that the consolidated financial statements and other disclosures included in this Report do not contain any material misstatement or omission.  We believe that despite these weaknesses, the consolidated financial statements included in this Report comply with U.S. GAAP.

The first “material weakness” involved the following weaknesses in the financial reporting and closing process:

•  certain account balances and financial statement disclosures were not reviewed by an individual other than the preparer;

•  consolidation entries were not reviewed for completeness and accuracy, and therefore could result in significant adjustments; and

•  there was no disclosure committee responsible for performing an independent review of the consolidated financial statements.

We have taken a number of measures to improve our ongoing internal control over financial reporting and to eliminate the weaknesses described above.  These measures include second reviews of certain account balances and financial statement disclosures and a formal evaluation of all consolidation entries and establishing a formal disclosure committee.

Following the recent sales of our ownership interests in both Stolt Offshore and Marine Harvest, the process of preparing our consolidated financial statements has become more streamlined.  Our accounting and financial reporting staff can now focus its effort on a reduced scope of work.  We expect these changes to improve the efficiency of our accounting and financial reporting team and the quality of its review.  This should enable our new controller to conduct a second review of significant accounting and financial reporting information.  We have also introduced new procedures, such as the formal evaluation of all consolidation entries, and formal checklists of accounting and disclosure related issues at each of our subsidiaries and at the corporate level.  We are also consolidating our financial reporting and control functions in London, where our Chief Financial Officer and the other members of senior management are located.  We expect that the combination of the measures described above will address the weaknesses in our financial reporting and closing process.

Although at the end of the 2005 fiscal year, we did not have a formal disclosure committee, certain individuals performed similar functions as part of the preparation of the reports we file with the SEC, including our Report on Form 20-F.  Nonetheless, we have formalized the review process already in place by establishing a disclosure committee which reviewed the Consolidated Financial Statements, included in Item 18 of this Report and the other disclosures in this Report. The members of the disclosure committee include the controller, the general counsel, representatives from investor relations, and other persons as required from time to time.

The second material weakness related to the administration of our stock option plan.  This weakness was identified and remedied in fiscal year 2005.  Prior to that time, our process for our annual granting of stock options was that, each December, the Chairman of the Compensation Committee of our Board of Directors, using the verbal authority delegated to him by the Board, would determine the exercise price for that year’s stock option awards based on the lowest closing market price of our Common Shares during that month.  Our Compensation Committee would meet in December or January to review and approve the option grants and, following their approval, notices would be delivered to each of the grantees.  This process created ambiguity regarding the appropriate measurement date relevant to our accounting for stock option grants.

Up to November 30, 2005, we accounted for our option grants pursuant to Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  In accordance with APB 25, we recognized a compensation expense of approximately $1.2 million in 2005 because the exercise price of our options set by the Compensation Committee in December 2004 and December 2003 and approved by the Compensation Committee in January 2005 and January 2004, respectively, was lower than the market price of our Common Shares on the date of the Compensation Committee’s approval as a result of the option grant process described above.  Prior to the awards made in January 2004, there was no material difference between the lowest price in the month of December and our share price on the date of the Compensation Committee meeting approving the stock option grants.

We revised our process for determining and approving option grants so that we comply with APB 25 and the terms of stock option plans and the exercise price of the options granted is always the market price of our Common Shares on the date the Compensation Committee approves option grants.  This is the procedure that was followed in connection with options granted in January 2006.  We believe that this change in the process for determining and approving option grants has addressed the weakness relating to the administration of our stock option plan.

We identified the lack of awareness of our anti-fraud processes as a “material weakness” since such processes may not be fully understood and embedded throughout all levels of SNSA.  During fiscal year 2006, we are taking steps to remediate this weakness, including: a formal fraud risk assessment by senior management; ensuring appropriate emphasis in our Code of Business Conduct, of those practices that are unacceptable, including fraud, and actions prohibited by the U.S. Foreign Corrupt Practices Act; increased exposure of our whistleblower program; the presentation of a fraud awareness program during future training courses of finance teams and self-certification by key management.

We identified additional deficiencies associated with a lack of access controls and the security of certain computer systems, including electronic spreadsheets used in the financial reporting process and the presentation of our financial information.  We use spreadsheets, among other things, to prepare our period-end consolidation, to support areas of significant estimation and judgment in the financial statements, to accumulate information for footnote disclosures and to analyze balance sheet and income statement amounts.  During the course of our evaluation, we determined that we did not have adequate change management and access controls in place, and that such control processes lacked formal documentation to prevent unauthorized access to these spreadsheets.  We believe that such deficiencies could result in material errors in a significant number of account balances and disclosures due to a lack of integrity of the data used in preparing our consolidated financial statements.  However, due to their potential pervasive effect on financial statement account balances and disclosures and the importance of the annual and interim financial closing and reporting process, we have concluded that, in the aggregate, these deficiencies could result in a more than remote likelihood that an error or misstatement would not be prevented or detected and constitutes a material weakness.  We are currently addressing these issues as a part of our documentation and testing for compliance with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management in future Annual Reports on Form 20-F. We expect to continue to make changes in our internal control over financial reporting during our documentation and control evaluation in preparation for compliance with Section 404 of the Sarbanes-Oxley Act. As we implement remaining changes in our internal controls over financial reporting, we may identify additional deficiencies in our system of internal control over financial reporting that will require additional remedial efforts.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert.

Our Audit Committee includes a financial expert as defined under the rules and regulations of the Exchange Act. Roelof Hendriks has been designated as our audit committee financial expert. Mr. Hendriks is an independent director as such term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq Marketplace Rules. We believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability to retain its own independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

Item 16B.        Code of Ethics.

We have adopted a code of ethics applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We previously took advantage of the exemption available to foreign private issuers from the Nasdaq corporate governance requirement regarding our code of ethics. However, in February 2006, we updated our code of ethics to be in full compliance with the Nasdaq Marketplace Rules. A copy of this new code of ethics is attached as Exhibit 11 to this Report and it is also available on our websites at www.stolt-nielsen.com and www.sntg.com.

Item 16C.        Principal Accountant Fees and Services.

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte & Touche”), which includes Deloitte Consulting, for each of our previous two fiscal years ended November 30,:

	2005	2004
	(in millions)
Audit fees	$3.3	$2.4
Audit-related fees	0.2	0.2
Tax fees	0.3	0.3
All other fees	—	—
Total	$3.8	$2.9

The amounts for the first quarter of 2004 pertaining to SOSA, for audit fees of $0.8 million and audit related fees of $0.1 million, have been excluded from the above table.

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated and statutory financial statements for each of the fiscal years 2005 and 2004, and the reviews of the financial information included in interim financial reports during fiscal years 2005 and 2004.

Audit-Related Fees

Audit-related fees principally constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “Audit Fees,” in each of the fiscal years 2005 and 2004. In fiscal year 2005, audit-related fees principally consisted of fees for agreed upon procedures performed in connection with the contribution of our aquaculture business to the Marine Harvest joint venture, a specialist review of the fair value of the Marine Harvest investment, and audits of a U.S. pension plan and a retirement savings plan. In fiscal year 2004, audit-related fees principally consisted of fees for assistance with an SEC comment letter on our 2003 annual report on Form 20-F, audits of U.S. pension plans and a retirement savings plan, and a consent in connection with our registration statement on Form S-8.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning in each of the fiscal years 2005 and 2004. In fiscal years 2005 and 2004, tax fees principally consisted of fees for advisory services related to tax return compliance work in several countries, mainly the Netherlands and U.K., and general tax matters in the Netherlands.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” provided by Deloitte & Touche in each of the fiscal years 2005 and 2004. There were no fees billed in this category in fiscal years 2004 or 2005.

Audit Committee Pre-Approval Policy and Procedure

Our Audit Committee adopted a policy on November 18, 2002 to pre-approve all audit and non-audit services provided by our independent registered public accounting firm provided to us or our subsidiaries prior to the engagement of our independent registered public accounting firm with respect to such services. Prior to engagement of the independent registered public accounting firm for the next year’s audit, management submits to the Audit Committee for approval a list of services and related fees expected to be rendered during that year within each of four categories of services—audit, audit related, tax, and all other services. Prior to engagement, the Audit Committee pre-approves the independent registered public accounting firm’s services within each category. The Audit Committee may delegate to one or more members who are independent directors of the board of directors authority to pre-approve the engagement of the independent registered public accounting firm. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the years listed above.

Item 16D.       Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We announced on August 25, 2005 a share repurchase program. We were authorized by our Board of Directors to purchase up to $200 million of our Common Shares or related American Depositary Shares in the open market.

Accordingly, in conformity with applicable Oslo Børs requirements, we report any share buyback, through our wholly owned subsidiary, Stolt-Nielsen Transportation Group Ltd., through the disclosure system of the Oslo Børs, a press release, and on our website at www.stolt-nielsen.com.

The following table sets forth information concerning our purchases of its Common Shares through May 30, 2006:

Purchase Date	Total Number of Shares Purchased	Avg. Price Paid per Share in NOK	Total number of Shares Owned	Remaining Amount that May be Spent under the Share Repurchase Program in $ millions
May 19, 2006	78,500	159.45	4,593,500	$61.3
May 16, 2006	382,950	164.05	4,515,000	$63.4
May 15, 2006	589,450	162.50	4,132,050	$73.7
May 4, 2006	147,050	164.53	3,542,600	$89.5
May 3, 2006	101,450	163.50	3,395,550	$93.4
April 28, 2006	171,150	174.00	3,294,100	$96.1
April 27, 2006	295,200	174.72	3,122,950	$101.0
April 21, 2006	465,800	177.58	2,827,750	$109.3
April 20, 2006	200,300	178.04	2,361,950	$122.3
April 10, 2006	100,000	188.81	2,161,650	$127.9
March 7, 2006	350,000	215.77	2,061,650	$130.8
February 28, 2006	100,000	210.25	1,711,650	$142.0
November 30, 2005	148,450	218.06	1,611,650	$145.2
November 16, 2005	200,000	219.16	1,463,200	$150.0
October 21, 2005	119,600	220.00	1,263,200	$156.5
October 18, 2005	637,900	224.15	1,143,600	$160.6
October 14, 2005	505,700	224.97	505,700	$182.4

PART III

Item 17.                 Financial Statements.

We have elected to provide financial statements for the fiscal year ended November 30, 2005 and the related information pursuant to Item 18.

Item 18.                 Financial Statements.

See pages F-1 to F-66 and S-1 to S-3, which are incorporated herein by reference.

A. Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended November 30, 2005, 2004 and 2003

Consolidated Balance Sheets as of November 30, 2005 and 2004

Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended November 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

B. Supplementary Schedule

Report of Independent Registered Public Accounting Firm

Schedule II—Valuation and Qualifying Accounts

Item 19. Exhibits.

1.1	Consolidated Articles of Incorporation following the Annual General Meeting of Shareholders of May 30, 2006.
2.1

Deposit Agreement among Stolt-Nielsen S.A., Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Receipts. Incorporated by reference to Exhibit A to Stolt-Nielsen’s Registration Statement on Form F-6 (Registration File No. 333-90728) filed with the Securities and Exchange Commission on June 13, 2002.

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
4.1

Stolt Tankers Joint Service Agreement, as restated effective November 12, 1997, among Stolt Tankers Inc., Stolt Parcel Tankers, Inc., NYK Stolt Tankers, S.A., Rederi AB Sunship, Barton Partner Limited, Bibby Pool Partner Limited and Unicorn Lines (Pty) Ltd.  Incorporated by reference to Exhibit 4.1 of Stolt-Nielsen’s Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.

4.2

Addendum to the Joint Service Agreement, dated March 2, 2000, between Stolt Tankers Inc. and Stolt Parcel Tankers Inc., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, Rederi AB Sunship and NYK Stolt Tankers S.A. Incorporated by reference to Exhibit 4.2 of Stolt-Nielsen’s Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.

4.3

Novation Agreement, dated November 22, 2002, among Stolt Tankers Inc., Stolt-Nielsen Transportation Group Ltd., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited, NYK Stolt Tankers S.A. and Stolt-Nielsen Transportation Group B.V. Incorporated by reference to Exhibit 4.3 of Stolt-Nielsen’s Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.

4.4

Addendum to the Joint Service Agreement, dated December 10, 2002, between Stolt-Nielsen Transportation Group B.V. and Stolt-Nielsen Transportation Group B.V., Barton Partner Limited, Bibby Pool Partner Limited, Unicorn Tankers (International) Limited and NYK Stolt Tankers S.A. Incorporated by reference to Exhibit 4.4 of Stolt-Nielsen’s Annual Report on Form 20-F/A for the fiscal year ended November 30, 2002, filed with the Securities and Exchange Commission on June 4, 2003.

4.5

Contribution Agreement, dated December 3, 2004, between Nutreco Holding N.V., Stolt Sea Farm Investments B.V. and Stolt-Nielsen S.A. Incorporated by reference to Exhibit 4.8 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.6

Amendment Agreement dated April 29, 2005 to the Contribution Agreement between Nutreco Holding N.V., Stolt Sea Farm Investments B.V. and Stolt-Nielsen S.A. Incorporated by reference to Exhibit 4.9 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.7

Shareholders Agreement dated April 29, 2005 between Nutreco Holding N.V., Stolt-Nielsen S.A. and Stolt Sea Farm Investments B.V. Incorporated by reference to Exhibit 4.10 of Stolt-Nielsen’s Annual report on From 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.8

Share Purchase Agreement relating to Marine Harvest N.V., Nutreco Holding N.V. and Stolt Sea Farm Investments B.V., as Sellers, and Geveran Trading Co Ltd, as Purchaser, and Greenwich Holdings Ltd., as Guarantor dated March 6, 2006.

4.9

Amendment Agreement, relating to Marine Harvest N.V., among Nutreco Holding N.V. and Stolt Sea Farm Investments B.V., as Sellers, and Geveran Trading Co Ltd, as Purchaser, and Greenwich Holdings Ltd., as Guarantor, and Pan Fish ASA, as Assignee, dated March 27, 2006.

4.10

$400,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance II B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Deutsche Bank AG in Hamburg, DnB NOR Bank ASA, DVB Bank AG and Nordea Bank Norge ASA (as mandated lead arrangers and underwriters) and the Banks Listed in Schedule 1 (as banks) and Deutsche Bank AG in Hamburg (as facility agent and security trustee), dated 29 July 2005.

4.11

$325,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance III B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Citibank N.A. (as underwriter and bookrunner) and Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as underwriters) and Citigroup Global Markets Limited, Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as mandated lead arrangers) and the Banks Listed in Schedule 1 (as banks) and Citibank International plc (as facility agent) and Citicorp Trustee Company Limited (as security trustee), dated 30 January 2006.

4.12

Amendment Agreement, dated 10 February 2006, amending the $325,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance III B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Citibank N.A. (as underwriter and bookrunner) and Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as underwriters) and Citigroup Global Markets Limited, Deutsche Bank AG in Hamburg

and Deutsche Schiffsbank AG (as mandated lead arrangers) and the Banks Listed in Schedule 1 (as banks) and Citibank International plc (as facility agent) and Citicorp Trustee Company Limited (as security trustee), dated 30 January 2006.

4.13

Loan Agreement, $225,779,737.18 Existing Financing and $100,000,000, New Financing Top Up Term Loan, between Stolt Tankers Finance B.V., as Borrower, and Danish Ship Finance A/S (Danmarks Skibskredit A/S), as Lender, Dated: 27 October 2005, “Stolt Fleet Loan” DSF-Loan No. 4126.

4.14

Amendment No. 1 to the Loan Agreement, $39,285,714.26, between Stolt Tankers Finance B.V., as Borrower, and Danish Ship Finance A/S (Danmarks Skibskredit A/S) and DVB Bank A.G., as Lenders “M/V Stolt Achievement” DSF-Loan No. 4153, dated 27 July 2005.

4.15

Term Loan and Revolving Credit Facility Agreement Providing for $150,000,000 Senior Secured Credit Facilities, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd. as Joint and Several Guarantors, dated as of August 13, 2004.

4.16

Supplement No. 1 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors dated as of November 30, 2004.

4.17

Amendment No. 1 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors, dated as of July 20, 2005.

4.18

Amendment No. 2 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors, dated as of May 5, 2006.

4.19

Form Shipbuilding Contract for Construction and Sale of four Product/Chemical Tankers, by and between Stolt-Nielsen Transportation Group B.V., as buyer, and ShinA Shipbuilding Co., Ltd., as builder, dated as of June 9, 2005.

8.1	Significant subsidiaries as of the end of the year covered by this Report. See “Item 4. Information on the Company—Significant Subsidiaries.”
11	Code of Ethics.
12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 31, 2006.*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 31, 2006.*
14.1	Consent and report on schedule of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
14.2	Consent of Elvinger, Hoss & Prussen.

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

Date: May 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the “Company”) as of November 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, effective December 1, 2003, the Company changed its method of accounting for variable interest entities to conform to FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities”.

Deloitte & Touche LLP
Stamford, Connecticut
April 28, 2006

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Operating Revenue (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	$966,155	$840,952	$758,264
Tank Containers	334,286	297,495	254,692
Terminals	83,251	75,618	63,896
SNTG Corporate	7,285	4,671	3,804
	1,390,977	1,218,736	1,080,656
Stolt Sea Farm	245,507	459,073	461,817
Corporate and other	1,504	1,515	1,624
	1,637,988	1,679,324	1,544,097
Operating Expenses (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	738,242	640,015	612,538
Tank Containers	267,080	246,172	208,921
Terminals	51,579	45,401	41,147
SNTG Corporate	6,918	3,479	3,079
	1,063,819	935,067	865,685
Stolt Sea Farm	220,033	438,635	481,939
	1,283,852	1,373,702	1,347,624
Gross Profit	354,136	305,622	196,473
Equity in net income (loss) of non-consolidated joint ventures (Note 10)	14,950	23,013	(11,546)
Administrative and general expenses	(185,171)	(200,608)	(163,238)
Write-off of goodwill (Note 5)	—	—	(2,360)
Restructuring charges (Note 7)	(7,064)	(2,679)	(2,140)
Gain (loss) on disposal of assets, net (Note 6)	11,558	3,076	(1,089)
Other operating (expense) income, net	(6,003)	6,155	(5,447)
Operating Income	182,406	134,579	10,653
Non-Operating Income (Expense):
Interest expense	(47,594)	(80,460)	(71,937)
Interest income	6,918	4,032	3,958
Foreign currency exchange (loss) gain	(2,149)	6,848	22,270
Loss on early retirement of debt, net (Note 14)	(15,110)	—	—
Income (Loss) from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	124,471	64,999	(35,056)
Income tax provision (Note 8)	(9,679)	(11,922)	(15,927)
Income (Loss) from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	114,792	53,077	(50,983)
Minority interest	(55)	348	404
Equity in net income of Marine Harvest (Note 4)	11,300	—	—
Income (Loss) from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	126,037	53,425	(50,579)
Income (loss) from discontinued operations (Note 3)	1,100	(1,649)	(265,407)
Gain on sale of investment in discontinued operations (Note 3)	355,882	24,870	—
Income (Loss) before Cumulative Effect of a Change in Accounting Principle	483,019	76,646	(315,986)
Cumulative effect of a change in accounting principle (Note 16)	—	(1,776)	—
Net Income (Loss)	$483,019	$74,870	$(315,986)

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Income (Loss) per Common Share (Note 2):
Basic
Income (loss) from continuing operations	$1.94	$0.87	$(0.92)
Income (loss) from discontinued operations	0.02	(0.03)	(4.83)
Gain on sale of investment in discontinued operations	5.49	0.40	—
Income (loss) before cumulative effect of a change in accounting principle	7.45	1.24	(5.75)
Cumulative effect of a change in accounting principle	—	(0.03)	—
Net Income (Loss)	$7.45	$1.21	$(5.75)
Diluted
Income (loss) from continuing operations	$1.90	$0.85	$(0.92)
Income (loss) from discontinued operations	0.02	(0.03)	(4.83)
Gain on sale of investment in discontinued operations	5.37	0.40	—
Income (loss) before cumulative effect of a change in accounting principle	7.29	1.22	(5.75)
Cumulative effect of a change in accounting principle	—	(0.03)	—
Net Income (Loss)	$7.29	$1.19	$(5.75)
Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	64,864	61,767	54,949
Diluted	66,218	62,630	54,949

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2005	2004
	(in thousands, except for share data)
ASSETS
Current Assets:
Cash and cash equivalents	$29,587	$71,447
Trade receivables (net of allowance for doubtful accounts of $3,075 in 2005 and $8,009 in 2004)	138,190	171,508
Inventories (Note 9)	17,556	220,861
Receivables from related parties (Note 10)	3,306	5,223
Restricted cash deposits	14	497
Prepaid expenses	45,524	52,450
Other current assets	8,192	16,335
Total Current Assets	242,369	538,321
Fixed Assets, at cost:
SNTG Tankers	2,024,981	1,982,582
Deposits for SNTG Tankers under construction	25,549	—
SNTG Tank containers	139,867	103,020
SNTG Terminals	329,259	310,301
Stolt Sea Farm	45,581	275,334
Other	39,136	43,072
	2,604,373	2,714,309
Less—accumulated depreciation	(1,130,740)	(1,194,261)
Fixed assets, net	1,473,633	1,520,048
Investments in and advances to non-consolidated joint ventures (Note 10)	85,839	74,689
Investment in and loan to Marine Harvest (Note 4)	329,300	—
Investment in and advances to discontinued operations (Note 11)	—	133,400
Deferred income tax assets, net of valuation allowances (Note 8)	23,076	25,085
Goodwill (Note 5)	303	28,843
Other intangible assets, net (Note 5)	24,196	32,864
Other assets	61,548	78,803
Total Assets	$2,240,264	$2,432,053
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term bank loans (Note 13)	$173,349	$292,495
Current maturities of long-term debt (Note 14)	49,482	165,798
Accounts payable	53,802	89,011
Accrued voyage expenses	54,979	56,383
Accrued expenses	138,676	137,174
Other current liabilities	10,851	32,883
Total Current Liabilities	481,139	773,744
Long-term debt (Note 14)	444,099	654,558
Deferred income tax liabilities (Note 8)	40,921	36,319
Other liabilities	60,839	80,786
Minority interest	204	3,353
Commitments and contingencies (Notes 17 and 18)
Shareholders’ Equity (Note 20):
Founder’s shares: no par value—30,000,000 shares authorized, 16,434,891 issued in 2005 and 15,844,190 shares issued in 2004 at stated value, less 402,913 treasury shares in 2005	—	—
Common shares: no par value—120,000,000 shares authorized, 65,739,564 shares issued in 2005 and 63,376,760 shares issued in 2004 at stated value	65,740	63,377
Paid-in surplus	342,932	311,016
Retained earnings	875,321	523,368
Accumulated other comprehensive loss, net (Note 2)	(16,096)	(14,468)
	1,267,897	883,293
Less—Treasury stock, at cost, 1,611,650 Common shares in 2005	(54,835)	—
Total Shareholders’ Equity	1,213,062	883,293
Total Liabilities and Shareholders’ Equity	$2,240,264	$2,432,053

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except for share data)
Balance, December 1, 2002	$62,639	$340,893	$(134,024)	$778,290	$(57,979)	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—	—
Cash dividends paid—$0.005 per Founder’s share	—	—	—	(69)	—	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustments, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)
Other comprehensive income, net						39,581
Comprehensive loss						$(276,405)
Balance, November 30, 2003	62,639	335,499	(134,024)	448,498	(18,398)
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—	—
Issuance of 184,641 Founder’s shares	—	—	—	—	—	—
Sale of 7,688,810 Treasury Common shares	—	(32,982)	134,024	—	—	—
Net income	—	—	—	74,870	—	$74,870
Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108
Minimum pension liability adjustments, net of tax benefit of $153	—	—	—	—	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)
Other comprehensive income, net						3,930
Comprehensive income						$78,800
Balance, November 30, 2004	63,377	311,016	—	523,368	(14,468)	—
Exercise of stock options for 2,362,804 Common shares	2,363	30,689	—	—	—	—
Issuance of 590,701 Founder’s shares	—	—	—	—	—	—
Purchase of Treasury Common shares—1,611,650 shares	—	—	(54,835)	—	—	—
Purchase of Founder’s shares—402,913 shares	—	—	—	—	—	—
Stock-based compensation	—	1,227	—	—	—	—
Cash dividends paid—$2.00 per Common share	—	—	—	(130,984)	—	—
Cash dividends paid—$0.005 per Founder’s share	—	—	—	(82)	—
Net income	—	—	—	483,019	—	$483,019
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	7,182	7,182
Minimum pension liability adjustments, net of tax benefit of $1,039	—	—	—	—	(2,969)	(2,969)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(5,841)	(5,841)
Other comprehensive loss, net						(1,628)
Comprehensive income						$481,391
Balance, November 30, 2005	$65,740	$342,932	$(54,835)	$875,321	$(16,096)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Cash Flows from Operating Activities:
Net Income (Loss)	$483,019	$74,870	$(315,986)
Less: Income (Loss) related to discontinued operations	356,982	23,221	(265,407)
Income (Loss) from continuing operations	126,037	51,649	(50,579)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:
Cumulative effect of a change in accounting principle	—	1,776	—
Depreciation of fixed assets	96,987	102,616	100,249
Amortization of other intangible assets	42	1,190	1,694
Amortization of debt issuance costs	1,280	1,568	1,109
Loss on early retirement of debt—non cash	778	—	—
Write-off of goodwill	—	—	2,360
Amortization of drydock costs	10,771	11,016	11,523
Provisions (reversals/benefits) for reserves and deferred taxes	(27,382)	(13,685)	20,551
Equity in net (income) loss of non-consolidated joint ventures	(14,950)	(23,013)	11,546
Equity in net income of Marine Harvest	(11,300)	—	—
Minority interest	55	(348)	(404)
Foreign currency related losses (gains)	1,359	(7,037)	—
(Gain) loss on disposal of assets, net	(11,558)	(3,076)	1,089
Stock-based compensation	1,227	—	—
Changes in assets and liabilities, net of effect of divestitures:
Increase in trade receivables	(8,485)	(5,973)	(17,728)
Decrease (increase) in inventories	33,340	32,512	(26,297)
Decrease (increase) in prepaid expenses and other current assets	7,599	(11,166)	(6,663)
Increase in accounts payable and other current liabilities	16,228	2,862	58,145
Payments of drydock costs	(2,580)	(16,357)	(7,558)
Dividends from non-consolidated joint ventures	5,853	16,887	10,956
Other, net	3,894	(5,504)	151
Net cash provided by operating activities—Continuing operations	229,195	135,917	110,144
Net cash provided by (used in) operating activities—Discontinued operations	—	51,442	(27,520)
Net cash provided by operating activities	229,195	187,359	82,624
Cash flows from investing activities, net of effect of acquisitions and investments:
Capital expenditures	(158,806)	(51,329)	(66,157)
Proceeds from sales of ships and other assets	9,391	3,824	98,722
(Investment in and advances to) amounts received from affiliates and others, net	(7,422)	27,241	(6,683)
Cash contribution to Marine Harvest	(19,314)	—	—
(Increase) decrease in restricted cash deposits	(271)	24,918	(25,072)
Decrease (increase) in long-term loans and advances to employees and officers	4,758	2,716	(2,467)
Other, net	1,892	(3,363)	1,398
Net cash (used in) provided by investing activities—Continuing operations	(169,772)	4,007	(259)
Net cash provided by (used in) investing activities—Discontinued operations	492,400	(157,837)	(13,066)
Net cash provided by (used in) investing activities	322,628	(153,830)	(13,325)
Cash flows from financing activities:
(Decrease) increase in short-term bank loans	(119,146)	(188,525)	160,955
Repayment of long-term debt	(418,023)	(237,375)	(158,806)
Principal payments under capital lease obligations	—	(88)	(580)
Proceeds from issuance of long-term debt	100,000	150,000	8,320
Debt issuance costs	(2,945)	(4,231)	—
Proceeds from exercise of stock options	33,052	9,237	—
Net proceeds from sale of Treasury Common shares through private placement	—	101,042	—
Purchase of Treasury Common shares	(54,835)	—	—
Dividends paid	(131,066)	—	(13,806)
Net cash used in financing activities—Continuing operations	(592,963)	(169,940)	(3,917)
Net cash provided by financing activities—Discontinued operations	—	52,048	59,767
Net cash (used in) provided by financing activities	(592,963)	(117,892)	55,850
Effect of exchange rate changes on cash	(720)	5,771	2,017
Net (decrease) increase in cash and cash equivalents	(41,860)	(78,592)	127,166
Cash and cash equivalents at beginning of year	71,447	150,039	22,873
Cash and cash equivalents at end of year	$29,587	$71,447	$150,039

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company

Nature of Business Operations

Stolt-Nielsen S.A. (“SNSA”), a Luxembourg company, its subsidiaries and equity investees (collectively, the “Company”) are primarily engaged in two businesses: Transportation and Seafood.

The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. (“SNTG”), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

The Seafood business, which is carried out through Stolt Sea Farm Holdings plc (“SSF”), produces, processes, and markets turbot, Southern bluefin tuna and sole.

On April 29, 2005, the Company completed the merger of the salmon operations of SSF and Nutreco Holding N.V.’s (“Nutreco”) worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest N.V. (“Marine Harvest”). The Company has a 25% ownership interest in Marine Harvest and Nutreco has a 75% ownership interest. The Company has retained the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia. The Company accounts for its investment in Marine Harvest under the equity method of accounting beginning in May 2005. See Note 25, “Subsequent Events” for further discussion of the announced agreement to dispose of the Company’s investment in Marine Harvest.

In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. (“OLL”) was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. (“Elemica”) in April 2003. SeaSupplier Ltd. (“SSL”) was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption “Corporate and Other”, as applicable, throughout the consolidated financial statements and notes thereto.

In addition, the Company’s Offshore Construction business was carried out through Stolt Offshore S.A. (“SOSA”), a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. See Note 3, “Discontinued Operations” for further discussion of the sale of the Company’s remaining ownership interest in January 2005.

2.   Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SNSA and all of its wholly-owned and majority-owned subsidiaries, after the elimination of all significant intercompany transactions and balances, except where the Company’s control over the operations is limited by significant participating interests held by another party.

Revenue Recognition

The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” for each of its two businesses.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

SNTG—Tankers   Tankers recognized operating revenue of $966.2 million, $841.0 million and $758.3 million for the years ended November 30, 2005, 2004 and 2003, respectively. The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2005 and 2004, deferred revenues of $26.0 million and $28.2 million, respectively, are included in “Accrued voyage expenses” in the consolidated balance sheets.

SNTG operates the Stolt Tankers Joint Service (the “Joint Service”), an arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Joint Service. The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship’s cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include distributions to the other participants of $78.2 million, $70.7 million and $66.9 million for the years ended November 30, 2005, 2004 and 2003, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $51.6 million, $44.6 million and $38.4 million, respectively. As of November 30, 2005 and 2004, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $3.6 million and $5.2 million, respectively, and amounts payable to unaffiliated third party participants in the Joint Service were $6.6 million and $2.9 million, respectively. These amounts are included in “Other current liabilities” in the consolidated balance sheets as of November 30, 2005 and 2004, respectively.

SNTG—Tank Containers   Tank Containers recognized operating revenue of $334.3 million, $297.5 million and $254.7 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

SNTG—Terminals   Terminals recognized operating revenue of $83.3 million, $75.6 million and $63.9 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for terminal operations consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SNTG—Corporate   SNTG Corporate recognized operating revenue of $7.3 million, $4.7 million and $3.8 million for the years ended November 30, 2005, 2004 and 2003, respectively. Revenues for SNTG corporate primarily consist of billings to SNTG joint ventures for overhead support.

SSF

SSF recognized operating revenue of $245.5 million, $459.1 million and $461.8 million for the years ended November 30, 2005, 2004 and 2003, respectively. SSF recognizes revenue either on dispatch of

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

product to customers, in the case of sales that are made on Free on Board processing plant terms, or on delivery of product to customers, where the terms of the sale are Cost, Insurance and Freight and Delivered Duty Paid. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and doubtful debt provisions and write-offs.

Corporate and Other

SSL has various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as operating revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Operating Expenses

SNTG—Tankers   Tankers incurred operating expenses of $738.2 million, $640.0 million and $612.5 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (i.e. ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, insurance premiums and other operating expenses (i.e. voyage costs, barging expenses, provisions, ship supplies, cleaning, cargo survey costs and foreign exchange hedging costs).

SNTG—Tank Containers   Tank Containers incurred operating expenses of $267.1 million, $246.2 million and $208.9 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs such as ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (i.e. depot expenses, agency fees and refurbishing costs).

SNTG—Terminals   Terminals incurred operating expenses of $51.6 million, $45.4 million and $41.1 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting of costs such as labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (i.e. through put charges, survey costs, cleaning, line haul, rail costs and tank car hire costs).

SNTG—Corporate   SNTG Corporate incurred operating expenses of $6.9 million, $3.5 million and $3.1 million for the years ended November 30, 2005, 2004 and 2003, respectively, consisting primarily of depreciation expense on corporate assets.

SSF

SSF incurred operating expenses of $220.0 million, $438.6 million and $481.9 million for the years ended November 30, 2005, 2004 and 2003, respectively. These costs include production cost of goods sold (PCOGS), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization,

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs, distribution and handling costs, storage, import duties, inventory write downs, lower of cost or market provisions and mortality losses.

Administrative and General Expenses

Administrative and General expenses include the following costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

These costs are incurred for the following functions: executive management, divisional management, regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing, risk and insurance management, ship administrative operations and management (SNTG), and farming administrative management (SSF).

Concentration of Credit Risk

Trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts receivable and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with concentrations of credit at November 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates.

Recognition of Provisions for Legal Claims, Suits and Complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, provides for a contingent loss in the consolidated financial statements if the contingency had been incurred at the date of the consolidated

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, as interpreted by the Financial Accounting Standards Board (“FASB”) Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, if management has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 17, “Commitments and Contingencies” and Note 18, “Legal Proceedings” for further discussion.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 17, “Commitments and Contingencies” and Note 18, “Legal Proceedings” for further discussion.

Foreign Currency Translation

SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends that are expected to be paid in U.S. dollars. The Company’s reporting currency and functional currency is the U.S. dollar.

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, “Foreign Currency Translation”. Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year. The resulting translation adjustments are recorded in a separate component of “Accumulated other comprehensive loss, net” as “Translation adjustments, net” in the consolidated statements of shareholders’ equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in “Foreign currency exchange (loss) gain” in the consolidated statements of operations.

During 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. This change was because the Company suspended any further loans from SNTG (Liberia) to the SSF group, as a result of waiver agreements on certain of the Company’s financing agreements. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans. As such, in order to increase liquidity of the SSF group of companies, the long-term loans were redesignated as non-permanent and are intended to be repaid in due course. This change in designation required the loans to be revalued through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal 2003 year, which resulted in a loss of $4.6 million and a gain of $13.2 million in foreign currency exchange (loss) gain in the years ended November 30, 2005 and 2004, respectively, and a gain of $12.7 million in the fourth quarter of the year ended November 30, 2003.

Stolt Sea Farm Holdings B.V. manages the liquidity of the SSF group and had made several loans to operating companies on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, related gains or losses on the loans are

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

reported in “Accumulated other comprehensive loss, net” in the consolidated balance sheets in the same manner as translation adjustments when the financial statements of these entities are consolidated.

Restructuring Charges

The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 “Employers’ Accounting for Postemployment Benefits”. In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a “one-time” involuntary nature, the Company applies SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This includes costs for severance, and the costs for vacated property. The Company provides for these costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees’ required period of service, if any.

Capitalized Interest

Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the useful lives of the related assets. The Company capitalized $1.3 million, $0.6 million and $0.5 million of interest for the years ended November 30, 2005, 2004 and 2003, respectively.

Deferred Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate. Amortization of debt issuance costs are included in “Interest expense” in the consolidated statements of operations and were $1.3 million, $1.6 million and $1.1 million for the years ended November 30, 2005, 2004, and 2003, respectively. Deferred debt issuance costs, net, of $4.9 million and $5.2 million as of November 30, 2005 and 2004, respectively, are included in “Other assets” in the consolidated balance sheets.

Sale of Stock by Subsidiaries

The Company’s policy is to record gains and losses on sales of stock by its subsidiaries in the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Deferred tax assets are reduced by

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations in the year in which the enactment date changes.

Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Income (loss) per Common Share

Basic income (loss) per common share (“EPS”) is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the treasury stock method. As further discussed in Note 20, “Capital Stock, Founder’s Shares and Dividends Declared,” Founder’s shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder’s shares are deducted from earnings to arrive at net income (loss) attributable to common shareholders. Founder’s shares are not included in the basic or diluted weighted average shares outstanding in the computation of income (loss) per common share.

The outstanding stock options under the 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except per share data)
Net Income (Loss)	$483,019	$74,870	$(315,986)
Less: dividends on Founder’s shares	(82)	—	(69)
Net income (loss) attributable to common shareholders	$482,937	$74,870	$(316,055)
Basic weighted average shares outstanding	64,864	61,767	54,949
Dilutive effect of stock options	1,354	863	—
Diluted weighted average shares outstanding	66,218	62,630	54,949
Basic Income (Loss) per share	$7.45	$1.21	$(5.75)
Diluted Income (Loss) per share	7.29	1.19	(5.75)

Outstanding stock options to purchase 697,751 shares and 2,649,302 shares were not included in the computation of diluted EPS for the years ended November 30, 2005 and 2004, respectively, because the net effect of these stock options would have been antidilutive. The diluted loss per share for the year ended November 30, 2003 does not include common share equivalents in respect to stock options of 117,648, as their effect would be antidilutive. All outstanding stock options to purchase 3,962,918 shares were excluded from the calculation of diluted EPS in 2003, as the Company incurred a net loss in that year. See Note 21, “Stock Option Plans” for further discussion.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

SSF’s raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overhead up to a site or farming regional management level. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the development process from egg to grown fish. This is known as normal mortality, and it varies from species to species, region to region, and depending on the stage in the life cycle of the fish. Normal expected mortality levels are set by management in each region for each species they farm. Because normal mortalities are an expected cost of getting a population of fish to market, the costs incurred in growing fish which are lost due to normal mortality are carried in the cost of inventory of the remaining fish which are harvested and sold. Abnormal mortality is mortality which is beyond what is normal mortality in terms of cause. Usually this would be caused by an identifiable external factor like a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

Costs are charged to operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the year. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the year in which they are incurred.

SSF recorded provisions and write-downs of $4.1 million and $14.8 million for the years ended November 30, 2004 and 2003, respectively, against the carrying value of inventories, which is included in “Operating expenses” in the consolidated statements of operations.

Depreciation of Fixed Assets

Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Years
SNTG
Parcel tankers and barges	20 to 25
Tank containers	20
Terminal facilities:
Tanks and structures	30 to 40
Other support equipment	5 to 35
Buildings	30 to 50
Other assets	3 to 10
SSF
Transportation equipment	5 to 10
Operating equipment	4 to 10
Buildings	20 to 40
Other assets	2 to 10

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management’s estimate of scrap or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of deferred drydock costs, for the years ended November 30, 2005, 2004 and 2003, was $97.0 million, $102.6 million and $100.2 million, respectively.

The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as of December 1, 2002. SFAS No. 143 requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the year in which it is incurred. In connection with the adoption of SFAS No. 143 in the year ended November 30, 2003, the Company recorded amounts in “Other assets” and “Other liabilities” in the consolidated balance sheets associated with certain of its SSF facilities of $1.6 million, with no material impact on its results of operations for the years ended November 30, 2005, 2004 and 2003.

Drydock costs are accounted for under the deferral method, whereby the Company defers its drydock costs and amortizes them over the period until the next drydock. Amortization of deferred drydock costs was $10.8 million, $11.0 million and $11.5 million for the years ended November 30, 2005, 2004 and 2003, respectively. The unamortized portion of deferred drydock costs of $23.2 million and $33.2 million is included in “Other assets” in the consolidated balance sheets at November 30, 2005 and 2004, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2005, 2004, and 2003, were $34.5 million, $49.4 million and $38.5 million, respectively, and are included in “Operating Expenses” in the consolidated statements of operations.

Financial Instruments

The Company enters primarily into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

minimizes the impact of foreign exchange rate movement on the Company’s U.S. dollar results. The Company’s foreign exchange contracts do not subject the Company’s results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are typically held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity and amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in “Accumulated other comprehensive loss, net” and as an asset or liability in the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company’s policies in areas such as counter party exposure and hedging practices.

The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in “Accumulated other comprehensive loss, net” and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

Consolidated Statements of Cash Flows

Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Interest, net of amounts capitalized	$45,734	$77,813	$69,013
Income taxes	8,513	12,286	6,438

The following table represents the balance sheet changes reflected in the contribution of net assets to Marine Harvest on the consolidated statement of cash flows for the year ended November 30, 2005. As of April 29, 2005, the date of the contribution of net assets to Marine Harvest, the SSF cash and cash equivalents balance was $19.3 million, and has been reflected in the consolidated statement of cash flows for the year ended November 30, 2005 as a net reduction in cash flows from investing activities.

Contribution of net assets to Marine Harvest

(in thousands)
Deferred income taxes	$(7,759)
Minority interest	(2,938)
Trade receivables, net	42,859
Inventories	173,230
Prepaid expenses and other current assets	9,850
Accounts payable and accrued expenses	(48,940)
Investments in and advances to non-consolidated joint ventures	3,488
Fixed assets, net	83,577
Other assets	1,298
Goodwill and other intangible assets, net	37,063
Long-term debt, including current maturities	(7,645)
Investment in Marine Harvest	(253,100)
Loan to Marine Harvest	(64,600)
Change in cumulative translation adjustment	14,303
$(19,314)

Investments in and Advances to Non-consolidated Joint Ventures

The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company’s ability to control the operations of the investee is restricted by the significant participating interest held by another party, the investment would be accounted for under the equity method of accounting.

The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the joint venture.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

Impairment of Investments in Non-consolidated Joint Ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an “other than temporary” decline in the fair value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. If the current fair value of the investment is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization.

Impairment of Fixed Assets, Goodwill and Other Intangible Assets

In accordance with SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets.

Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. Stock-based compensation expense of $1.2 million was included in operating results for the year ended November 30, 2005 for the intrinsic value of stock options where the fair value of the Company’s common stock on the measurement date was in excess of the exercise price. Had compensation cost for all stock option grants under the 1987 and 1997 stock option plans and the stock options of SOSA been determined in accordance

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies  (Continued)

with SFAS No. 123, net income (loss) and income (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2005	2004	2003
	(in thousands, except for per share data)
Net Income (Loss), as reported	$483,019	$74,870	$(315,986)
Stock-based compensation included in reported net income (loss)	1,227	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest and tax	(2,951)	(2,506)	(4,397)
Net Income (Loss), pro forma	$481,295	$72,364	$(320,383)
Basic Net Income (Loss) per share:
As Reported	$7.45	$1.21	$(5.75)
Pro Forma	7.42	1.17	(5.83)
Diluted Net Income (Loss) per share:
As Reported	$7.29	$1.19	$(5.75)
Pro Forma	7.27	1.16	(5.83)

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rates	3.7%	3.9%	3.8%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	47.3%	46.2%	45.5%
Expected dividend yields	2.9%	3.4%	2.0%

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive loss, net as of November 30, 2005 and 2004 consisted of the following:

	2005	2004
	(in thousands)
Cumulative translation adjustments, net	$(3,169)	$(10,351)
Minimum pension liability adjustments, net of tax	(9,173)	(6,204)
Net unrealized (loss) gain on cash flow hedges	(3,754)	2,087
Total accumulated other comprehensive loss, net	$(16,096)	$(14,468)

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

Impact of New Accounting Standards

Statement of Financial Accounting Standards No. 123(R)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and to recognize expense for such compensation based on the fair value of stock options over the service period beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the transition date for companies to the first fiscal year beginning after June 15, 2005, effectively delaying the Company’s required adoption of SFAS No. 123(R) until the first quarter of the year ending November 30, 2006.

Adoption of SFAS No. 123(R) will have an impact on the Company’s consolidated financial statements as the Company will be required to expense the fair value of its stock option grants rather than disclose the impact on consolidated net income within the footnotes, as is current practice (see “Stock-Based Compensation” of this Note 2 to the consolidated financial statements).

The amounts disclosed within this footnote are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123(R). The Company expects the compensation expense calculated under SFAS 123(R) to be approximately $4 million for the year ending November 30, 2006. Compensation expense calculated under SFAS 123(R) may differ from amounts currently disclosed within this footnote and may differ from expectations based on changes in the fair value of the Company’s common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits, and changes in interest rates or other factors.

FASB Interpretation No. 47

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation, as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Additionally, companies shall recognize the cumulative effect of initially applying FIN 47 as a change in accounting principle. The Company is currently evaluating the impact that will result from adopting FIN 47 in 2006. The Company is therefore unable to disclose the impact that adopting FIN 47 will have on its consolidated financial statements.

Statement of Financial Accounting Standards No. 153

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets” (“SFAS No. 153”), an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for nonmonetary exchange of similar productive assets, and replaces it

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

with a general exception for exchange of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The Company adopted SFAS No. 153 during the year ended November 30, 2005, with no material impact on its consolidated financial statements.

Statement of Financial Accounting Standards No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless such application is impracticable. SFAS No. 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle, rather than reporting such a change as a change in accounting principle as previously reported under APB Opinion No. 20, “Accounting Changes”. SFAS No. 154 replaces APB No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, carrying forward many provisions of APB No. 20 and the provisions of SFAS No. 3. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, however, earlier application is permitted for fiscal years beginning after June 1, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The consolidated financial statements will only be impacted by SFAS No. 154 if the Company implements a voluntary change in an accounting principle or corrects accounting errors in future periods.

3.   Discontinued Operations

On January 13, 2005, the Company sold 79,414,260 common shares of SOSA representing all of its remaining ownership interest. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. The Company reported a net gain on the sale of $355.9 million from this transaction. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company has reclassified its previously issued consolidated financial statements to reflect SOSA as discontinued operations.

As of November 30, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA resulting in consolidation of SOSA’s financial statements in the consolidated financial statements net of minority interest. On February 13, 2004, a private placement of 45.5 million new SOSA common shares was offered to qualified investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24.00 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transaction reduced the Company’s economic and

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   Discontinued Operations (Continued)

voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting had been applied for the Company’s remaining investment in SOSA subsequent to deconsolidation. In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA’s share of SOSA’s equity immediately after the private placement over SNSA’s investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA’s sale of two million SOSA common shares in the first quarter of 2004.

The following table summarizes the results of operations for the discontinued operations:

	For the years ended November 30,
	2004	2003
	(in millions)
Operating revenue	$276	$1,482
Operating expenses	(267)	(1,590)
Gross profit (loss)	9	(108)
Impairment of fixed assets	—	(177)
Other expenses, net	(27)	(133)
Minority interest	7	153
Equity in income of SOSA	9	—
Income (loss) from discontinued operations	$(2)	$(265)

SNSA also recorded equity in income of SOSA until January 13, 2005 of $1.1 million in the year ended November 30, 2005.

Settlement of Share Price Guarantees by SOSA

The Company’s accounting for the shares repurchased by SOSA in 2003 as a result of the settlement of SOSA’s remaining share price guarantees (that were issued to NKT Holdings A/S as part of the SOSA acquisition of NKT Flexibles I/S in December 1999) resulted in a charge to Paid-in surplus of $5.4 million in 2003. In addition to the charge to Paid-in surplus, the above transactions resulted in entries to: (i) reduce the minority shareholders’ interest in SOSA for $8.1 million as a result of the Company’s increased percentage ownership in SOSA after the shares were bought back, and (ii) credit cash for $13.5 million.

The impact of SOSA’s share repurchases from NKT Holdings A/S is summarized in the following table for the year ended November 30, 2003.

Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
			(in thousands)	(in thousands)	(in thousands)
$15.30	$1.14	879,121	$1,002	$12,447	$13,449

4.   Investment in and Loan to Marine Harvest

On April 29, 2005, the Company completed the merger of the SSF and Nutreco worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. The Company has a 25% ownership interest in Marine Harvest and Nutreco has a 75% ownership

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Investment in and Loan to Marine Harvest (Continued)

interest. The Company received its 25% ownership interest in Marine Harvest in exchange for the contribution of SSF net assets of $253.1 million and a loan of $64.6 million. The Company accounts for its investment in Marine Harvest under the equity method of accounting.

The Company’s investment in and loan to Marine Harvest as of November 30, 2005 is comprised of the following:

(in millions)
Cost of investment in Marine Harvest	$253.1
Equity in net income of Marine Harvest	11.3
Loan to Marine Harvest	64.6
Accrued interest on loan	0.3
Total	$329.3

Summarized Financial Data of Marine Harvest

The following represents summarized financial data of Marine Harvest in 2005. Marine Harvest’s results of operations include the eight months ended December 31, 2005.

Income statement data

For the Eight Months Ended December 31, 2005
(in millions)
Operating revenue	$880
Gross profit	315
Operating income	58
Net income	45

Balance sheet data

As of December 31, 2005
(in millions)
Current assets	$937
Non-current assets	394
Current liabilities	283
Non-current liabilities	359
Shareholders’ equity	689

The loan to Marine Harvest bears interest at LIBOR plus 1.5% and is due on April 29, 2010. During the year ended November 30, 2005, the Company recorded $2.0 million of interest income on the loan. See Note 25, “Subsequent Events” for a discussion of the loan repayment during the first quarter of 2006 and the announced agreement to dispose of the Company’s investment in Marine Harvest during the second quarter of 2006.

5.   Goodwill and Other Intangible Assets

Goodwill was $0.3 million and $28.8 million as of November 30, 2005 and 2004, respectively, all of which related to SNTG goodwill at November 30, 2005 and substantially all of which related to SSF goodwill at November 30, 2004. The decrease in goodwill of $28.5 million in the year ended November 30, 2005 represents assets contributed to Marine Harvest in April 2005.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   Goodwill and Other Intangible Assets (Continued)

Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2005	2004
	(in millions)
Other intangible assets	$25.9	$40.0
Accumulated amortization	(1.7)	(7.1)
Total	$24.2	$32.9

Amortization expense of other intangible assets was $0.1 million, $1.2 million and $1.7 million in the years ended November 30, 2005, 2004 and 2003, respectively.

Net other intangible assets subject to amortization was $0.5 million and $0.6 million as of November 30, 2005 and 2004, respectively, primarily consisting of the electrical cable rights for the Vilano turbot site at SSF in 2005 and the remaining value of acquisition related agreements for site licenses of SSF Americas regions in 2004. Finite lived intangible assets are amortized over a weighted average useful life of 25 years. Amortization expense of other intangible assets subject to amortization is less than $0.1 million in each of the next five years.

Other intangible assets not subject to amortization was $23.7 million and $32.3 million as of November 30, 2005 and 2004, respectively. Such assets primarily consisted of the SSF Southern bluefin tuna quota rights in Australia of $22.5 million in 2005 and $26.1 million in 2004, the SSF site licenses in Chile of $3.2 million in 2004, SSF site licenses in Canada and Maine of $0.7 million in 2004 and an intangible asset recognized for pension benefits of $1.2 million in 2005 and $1.5 million in 2004, and other intangible assets of $0.8 million in 2004. The decrease in other intangible assets of $8.6 million in the year ended November 30, 2005 primarily represents assets contributed to Marine Harvest in April 2005.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   Goodwill and Other Intangible Assets (Continued)

Impairment of Goodwill

The Company recognized a goodwill impairment write-off of $2.4 million in 2003 for SSF. An impairment charge of $1.3 million was recorded against goodwill of SSF’s America’s region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional impairment charge in SSF’s America’s region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the impairment charge associated with SSF’s investment in Midt-Finnmark Smolt AS.

6.   Gain (Loss) on Disposal of Assets, Net

Gain (loss) on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2005	2004	2003
	(in thousands)
Recognition of deferred gain on sale of tuna quota rights	$12,192	$3,204	$—
Loss on closure of office building	(1,077)	(922)	—
Gain on miscellaneous sales of land/condominium	1,671	659	—
Sale of investments in securities	567	204	(5,353)
Sale of OLL	—	—	4,444
Insurance settlement on SNTG ship	—	—	1,042
Sale of SNTG ships	(1,802)	(24)	(1,295)
Sale of SNTG tank containers	81	3	71
Sale of other assets	(74)	(48)	2
	$11,558	$3,076	$(1,089)

During 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.4 million on the transaction was being amortized over the initial period of five years, starting on December 1, 2003, with $12.2 million and $3.2 million of this gain recognized in 2005 and 2004, respectively. The amount for 2005 includes $10.1 million for the recognition of the remaining deferred gain as the renewal option was terminated in the third quarter of 2005.

During 2005, SNTG recognized a loss on closure of a Houston, Texas office building of $1.1 million. SNTG recorded gains of $1.7 million on the miscellaneous sales of a land parcel for $1.1 million and a condominium in Greenwich, Connecticut for $0.6 million. Proceeds from these sales aggregated $3.0 million.

During 2005, sales of SNTG ships resulted in losses of $1.8 million associated with the sale of the Stolt Praag, Stolt Hoechst and Stolt Berlin.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.   Gain (Loss) on Disposal of Assets, Net (Continued)

During 2004, in connection with the sale to an unrelated third party of the Greenwich, Connecticut corporate office building leased by the Company from Edgewater Park Associates Inc., a non-consolidated joint venture, the Company recognized a loss of $0.9 million for the write-off of leasehold improvements.

During 2004, SNTG recorded gains of $0.7 million on the miscellaneous sales of land parcels located in Perth Amboy, New Jersey and a condominium in New York City, New York.

During 2003, the Company recorded a loss on sale of investments in securities of $5.4 million associated with the sale of Vopak and Univar shares.

Additionally, during 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale, SNSA recorded a gain of $4.4 million that resulted from the prior purchase in 2001 of equity of OLL by Aspen Technology, Inc. (“Aspen Tech”), the owner of approximately 19 percent minority interest in OLL.

Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL’s shares. In addition, due to the Company’s obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL’s losses each year, without a reduction for the minority interest in OLL. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, plus the release of various other related balance sheet items totaling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

Refer to Note 15, “Operating Leases” for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

7.   Restructuring Charges

The following tables summarize the activity for the restructuring charges for the years ended November 30, 2005, 2004 and 2003:

For the year ended November 30, 2005	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$1,859	$3,418	$(2,592)	$2,685
Professional fees	—	566	(566)	—
Relocation costs	—	2,506	(2,506)	—
Other	116	574	(580)	110
Total	$1,975	$7,064	$(6,244)	$2,795

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Restructuring Charges (Continued)

For the year ended November 30, 2004	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$102	$1,802	$(45)	$1,859
Professional fees	—	142	(142)	—
Relocation costs	—	473	(473)	—
Other	—	262	(146)	116
Total	$102	$2,679	$(806)	$1,975

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$—	$2,010	$(1,908)	$102
Professional fees	—	42	(42)	—
Relocation costs	—	88	(88)	—
Total	$—	$2,140	$(2,038)	$102

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees. Costs incurred by SNTG in 2003 included $2.0 million in personnel and severance costs, and $0.1 million in professional fees and costs associated with the relocation of employees from Houston, Texas to Rotterdam, The Netherlands.

In June 2004, SNTG announced another phase of the restructuring plan, which included the relocation of key operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, The Netherlands. In 2004, total costs were $2.7 million and included $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs. Total costs incurred by SNTG in 2005 were $7.1 million and included $3.4 million in personnel and severance costs, $2.5 million in relocation costs, $0.6 million in professional fees and $0.6 million in other costs.

8.   Income Taxes

The following tables present the United States and non-U.S. components of the income tax provision for the years ended November 30, 2005, 2004 and 2003 by business segment:

For the year ended November 30, 2005	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$381	$—	$381
Non-U.S.	3,704	3,235	6,939
Deferred:
U.S.	(4,898)	—	(4,898)
Non-U.S.	(25)	7,282	7,257
Income tax provision	$(838)	$10,517	$9,679

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   Income Taxes (Continued)

For the year ended November 30, 2004	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$(6,599)
Non-U.S.	2,980	2,509	5,489
Deferred:
U.S.	13,089	—	13,089
Non-U.S.	74	(131)	(57)
Income tax provision	$9,544	$2,378	$11,922

For the year ended November 30, 2003	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(9,356)	$—	$(9,356)
Non-U.S.	4,275	8,414	12,689
Deferred:
U.S.	5,370	4,627	9,997
Non-U.S.	—	2,597	2,597
Income tax provision	$289	$15,638	$15,927

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2005	2004	2003
	(in thousands)
Income (loss) from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle	$124,471	$64,999	$(35,056)
Tax at U.S. federal rate (35%)	$43,565	$22,749	$(12,270)
Differences between U.S. and non-U.S. tax rates	(3,349)	(285)	1,137
Income not subject to income tax	(40,611)	(21,485)	(17,318)
Losses not benefited and change in valuation allowance	7,844	16,241	42,369
Withholding and other taxes	—	(3,667)	(881)
Write-off of deferred tax assets set up in prior years in companies contributed to Marine Harvest	11,315	—	—
Reversal of prior years United Kingdom CFC reserve	(6,361)	—	—
Adjustments to estimates relative to prior years	(435)	641	—
Other, net	(2,289)	(2,272)	2,890
Income tax provision	$9,679	$11,922	$15,927

As of November 30, 2004, the Company had a reserve of $6.4 million in connection with a probable tax liability associated with the United Kingdom Controlled Foreign Company (“CFC”) regulations. This matter was settled favorably during the year ended November 30, 2005 and the reserve was reversed.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   Income Taxes (Continued)

Substantially all of SNTG’s shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on the operating profits of shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company’s fiscal year beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

The Company believes that substantially all of SNTG’s shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation.

The Company’s and its subsidiaries’ income tax returns are routinely examined by various tax authorities. In management’s opinion, adequate provisions for income taxes have been made for all open years.

The components of the deferred tax assets and liabilities as of November 30, 2005 and 2004 are as follows:

As of November 30, 2005	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$12,614	$—	$12,614
Other temporary differences—net	13,123	1,054	14,177
Gross deferred tax assets	25,737	1,054	26,791
Valuation allowances	(1,448)	—	(1,448)
Deferred tax assets—net	24,289	1,054	25,343
Deferred Tax Liabilities:
Differences between book and tax depreciation	(30,448)	—	(30,448)
U.S. state deferred taxes	(1,579)	—	(1,579)
Other temporary differences	(9,742)	(613)	(10,355)
Deferred tax liabilities	(41,769)	(613)	(42,382)
Net deferred tax (liability) asset	$(17,480)	$441	$(17,039)
Current deferred tax asset	$362	$803	$1,165
Non-current deferred tax asset	22,825	251	23,076
Current deferred tax liability	—	(359)	(359)
Non-current deferred tax liability	(40,667)	(254)	(40,921)
	$(17,480)	$441	$(17,039)

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   Income Taxes  (Continued)

As of November 30, 2004	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$18,413	$57,593	$76,006
Differences between book and tax depreciation	—	19,471	19,471
Other temporary differences—net	10,398	(9,805)	593
Gross deferred tax assets	28,811	67,259	96,070
Valuation allowances	(4,886)	(50,973)	(55,859)
Deferred tax assets—net	23,925	16,286	40,211
Deferred Tax Liabilities:
Differences between book and tax depreciation	(27,476)	(2,411)	(29,887)
U.S. state deferred taxes	(50)	—	(50)
Other temporary differences	(19,348)	(8,800)	(28,148)
Deferred tax liabilities	(46,874)	(11,211)	(58,085)
Net deferred tax (liability) asset	$(22,949)	$5,075	$(17,874)
Current deferred tax asset	$918	$3,646	$4,564
Non-current deferred tax asset	12,445	12,640	25,085
Current deferred tax liability	—	(11,204)	(11,204)
Non-current deferred tax liability	(36,312)	(7)	(36,319)
	$(22,949)	$5,075	$(17,874)

As of November 30, 2005 and 2004, the current deferred tax asset of $1.2 million and $4.6 million, respectively, is included within “Other current assets” in the consolidated balance sheets. The current deferred tax liability of $0.4 million and $11.2 million as of November 30, 2005 and 2004, respectively, is included within “Other current liabilities” in the consolidated balance sheets.

Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA’s subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA’s subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose withholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2005 were not material.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   Income Taxes  (Continued)

The following represents the United States and foreign components of income (loss) from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle for the years ended November 30, 2005, 2004 and 2003 by business segment:

	2005	2004	2003
	(in thousands)
SNTG and Other:
U.S.	$(5,352)	$8,767	$(13,670)
Non-U.S.	134,707	71,879	41,754
SSF:
Non-U.S.	(4,884)	(15,647)	(63,140)
Total	$124,471	$64,999	$(35,056)

As of November 30, 2005, SNTG had $36.2 million of net operating loss carryforwards for income tax purposes, which, if unutilized have an indefinite carryforward period.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance decreased to $1.4 million as of November 30, 2005 from $55.9 million as of November 30, 2004. The decrease in the valuation allowance at SSF of $51.0 million in the year ended November 30, 2005 represents net assets contributed to Marine Harvest in April 2005.

The tax valuation allowances by tax region as of November 30, 2005 and 2004 are as follows:

			November 30, 2005			November 30, 2004
	Note		SNTG	SSF	Total	SNTG	SSF	Total
Asia Pacific	(a	)	$—	$—	$—	$—	$20.0	$20.0
Brazil	(a	)	1.4	—	1.4	4.9	—	4.9
Scandinavia	(a	)	—	—	—	—	7.2	7.2
United Kingdom	(b	)	—	—	—	—	3.1	3.1
United States	(a	)	—	—	—	—	18.4	18.4
Other	(a	)	—	—	—	—	2.3	2.3
TOTALS			$1.4	$—	$1.4	$4.9	$51.0	$55.9

NOTES

(a)           The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability is available. A valuation allowance was established on that portion of the net operating loss carryforwards where it is more likely than not that a portion of such deferred tax assets will not be realized.

(b)          The net deferred tax assets are comprised largely of net operating loss carryforwards and future interest deductions related to intercompany debt. No other objectively verifiable evidence of realizability is available. A valuation allowance was established on that portion of the net deferred tax assets where it is more likely than not that a portion of such deferred tax assets will not be realized.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   Income Taxes  (Continued)

The decrease in deferred tax assets and liabilities, and the related valuation allowances, in 2005 represents assets and liabilities contributed to Marine Harvest in April 2005.

9.   Inventories

Inventories at November 30, 2005 and 2004 consisted of the following:

2005	SNTG	SSF	Total
	(in thousands)
Raw materials	$119	$178	$297
Consumables	247	—	247
Seafood biomass	—	17,012	17,012
	$366	$17,190	$17,556

	SNTG	SSF	Total
	(in thousands)
Raw materials	$123	$5,793	$5,916
Consumables	223	1,668	1,891
Seafood biomass	—	175,627	175,627
Finished goods	—	37,427	37,427
	$346	$220,515	$220,861

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Investments in and Advances to Non-Consolidated Joint Ventures

Investments in and advances to non-consolidated joint ventures consisted of the following:

	Geographic	2005 Ownership	As of November 30,
	Location	%	2005	2004
			(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$9,481	$7,840
NYK Stolt Tankers S.A.	Singapore	50	43,335	37,327
Stolt Australia Pty Ltd.	Australia	50	92	97
SIA LAPA Ltd.	Latvia	49	983	1,093
Seabulk International Inc.	United States	—	—	1,641
Stolt Ship Management (Shanghai) Ltd.	China	49	5,029	107
Other		—	—	4
			58,920	48,109
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	698	619
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	236	261
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	606	540
			1,540	1,420
Terminals
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	20,835	18,713
Stolthaven Westport Sdn. Bhd.	Malaysia	40	4,544	3,200
			25,379	21,913
SSF
Engelwood Packing Co. Ltd.	Canada	50	—	1,449
Landcatch Chile Ltda.	Chile	50	—	1,771
			—	3,220
Other			—	27
Total			$85,839	$74,689

The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

The SSF related investments in the above table were included in the assets contributed to Marine Harvest on April 29, 2005. See Note 4, “Investment in and Loan to Marine Harvest” for further discussion.

During 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale in “Equity in net income (loss) of non-consolidated joint ventures” in the consolidated statements of operations.

During 2004, a non-consolidated partnership joint venture of the Company sold its interest in an office building that had been the only asset held by Edgewater Park Associates Inc. The joint venture was dissolved upon the sale. The Company recorded a gain of $10.9 million in “Equity in net income (loss) of

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Investments in and Advances to Non-Consolidated Joint Ventures (Continued)

non-consolidated joint ventures” in the consolidated statements of operations for its share of the gain on sale of the building.

In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under “Equity in net income (loss) of non-consolidated joint ventures” in the consolidated statements of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

During 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 in “Equity in net income (loss) of non-consolidated joint ventures” in the consolidated statement of operations, to reduce the investment balance to fair market value.

Summarized financial information of the Company’s non-consolidated joint ventures, representing 100% of the respective amounts included in the individual non-consolidated joint ventures’ financial statements, is as follows:

	For the years ended November 30,
Income statement data	2005	2004	2003
	(in millions)
Operating revenue	$196	$176	$243
Gross profit	63	43	54
Net income	29	47	8

	As of November 30,
Balance sheet data	2005	2004
	(in millions)
Current assets	$75	$53
Non-current assets	292	342
Current liabilities	87	115
Non-current liabilities	285	332

The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2005	2004	2003
	(in millions)
Charter hire revenue	$46.6	$31.6	$55.3
Tank container cleaning station revenue	4.4	5.0	4.5
Rental income (from office building leased to the Company)	—	1.3	2.3
Charter hire expense	60.1	51.1	60.4
Management and other fees	4.1	5.9	1.0
Freight and Joint Service Commission	1.4	1.5	1.2
Interest expense	1.1	0.1	0.1

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Investments in and Advances to Non-Consolidated Joint Ventures (Continued)

The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2005	2004
	(in millions)
Amounts due from the Company	$4.2	$5.7
Amounts due to the Company	43.1	42.2

Included within “Amounts due to the Company” is $3.3 million and $5.2 million at November 30, 2005 and 2004, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as “Receivables from related parties.” The remaining amounts due to the Company are included in “Investments in and advances to non-consolidated joint ventures”. Amounts due from the Company are included in “Other current liabilities” in the consolidated balance sheets.

11.   Investment in and Advances to Discontinued Operations

Other Arrangements and Transactions with SOSA

SOSA and SNSA had developed a number of arrangements and engaged in various transactions as affiliated companies. All material arrangements with SOSA were reviewed by the SNSA Audit Committee. Previous material agreements are the agreements described below:

Corporate Services Agreement

Pursuant to a corporate services agreement, SNSA supplied through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees are included as a component of administrative and general expenses in the consolidated statements of operations. In connection with the sale of all of the Company’s remaining ownership interest in SOSA in January 2005, the Corporate Services Agreement was terminated.

Other Administrative Service Charges

SNSA provides various services to SOSA, including insurance, payroll administration, information technology, and receives a fee for these services. The fee is included as a component of administrative and general expenses in the consolidated statements of operations. The fees for these services in 2004 resulted in a net payment to SOSA of $0.7 million as the fees were offset by the receipt of final settlement of certain insurance premiums paid previously by SOSA.

Guarantee Fees

SOSA compensated SNSA for the provision of guarantees. All such guarantees were eliminated as of November 30, 2004 as SNSA was released from all of its financial guarantee obligations to SOSA as a result of SOSA’s new $350 million secured revolving credit and guarantee facility.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Investment in and Advances to Discontinued Operations (Continued)

SOSA Intercompany Payments

The table below sets out charges and payments to SOSA and its subsidiaries for the years ended November 30, 2004 and 2003:

	2004	2003
	(in millions)
Interest and guarantee fee charges from SNSA to SOSA	$1.1	$3.5
Corporate services agreement charges from SNSA to SOSA	2.6	3.4
Insurance premium payable by SOSA to captive insurance company of SNSA	9.6	6.6
Receipts by SOSA from captive insurance company of SNSA	(13.2)	(3.0)
Other administrative service charges (receipts) from SNSA to SOSA	(0.7)	8.0
Total	$(0.6)	$18.5

Short-term payables due to SNSA of $1.7 million as of November 30, 2004 related primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges. There was no such balance as of November 30, 2005.

On April 20, 2004, the Company completed a previously announced debt for equity conversion, under which SNTG subscribed for an additional 22,727,272 common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA. As SNSA received SOSA common shares in settlement of the obligation that were at a value that equaled SNSA’s loan receivable amount at the date the Company committed to perform the debt to equity conversion, no gain or loss was recognized. The $50 million was added to the Company’s investment in SOSA, and is included in the consolidated balance sheet caption of “Investment in and Advances to Discontinued Operations”, which amounted to $133.4 million as of November 30, 2004. The Company sold its entire investment in SOSA on January 13, 2005.

12.   Employee and Officer Loans and Advances

Employee and officer loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

Included in “Other current assets” are loans and advances to employees and officers of the Company of $1.5 million and $0.5 million as of November 30, 2005 and 2004, respectively. In addition, included in “Other assets” are loans and advances to employees and officers of the Company of $0.2 million and $5.0 million as of November 30, 2005 and 2004, respectively.

13.   Short-Term Bank Loans and Lines of Credit

Short-term bank loans, which amounted to $173.3 million and $292.5 million (of which $173.3 million and $291.2 million were obtained through various credit lines) at November 30, 2005 and 2004, respectively, consist principally of drawdowns under lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 5.30% in 2005, and from 1.74% to 6.63% in 2004. The weighted average interest rate was 4.9%, 3.7% and 2.4% for the years ended November 30, 2005, 2004 and 2003, respectively.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Short-Term Bank Loans and Lines of Credit (Continued)

As of November 30, 2005, the Company had various credit lines, including committed lines, payable through 2012 totaling $439.5 million, of which $266.2 million was available for future use. Of the $439.5 million in total credit lines at November 30, 2005, $400.0 million is committed beyond one year and $39.5 million is periodically subject to renewal. These credit lines are payable on demand and can be withdrawn by the banks with short notice. Commitment fees for unused lines of credit were $1.3 million, $0.3 million and $1.6 million for the years ended November 30, 2005, 2004 and 2003, respectively.

During 2005, SNSA completed a new seven-year $400 million revolving credit facility fully underwritten by a group of banks led by Deutsche Bank. This facility, collateralized by mortgages on certain SNTG ships, replaced SNSA’s existing two major ship-collateralized credit facilities.

See Note 25, “Subsequent Events” for discussion of a new revolving credit facility and related collateral.

Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time.

14.   Long-Term Debt

Long-term debt as of November 30, 2005 and 2004, consisted of the following:

	2005	2004
	(in thousands)
Preferred ship fixed rate mortgages
Fixed interest rates ranging from 5.57% to 8.57%, maturities vary through 2015 as of November 30, 2005	$273,098	$287,279
Preferred ship variable rate mortgages
Interest rates ranging from 4.27% to 5.81%, maturities vary through 2014 as of November 30, 2005	67,638	55,780
Senior Secured Credit Facility, variable interest rate was 5.62%, maturing in 2009 as of November 30, 2005	150,000	150,000
Senior Notes
Partial payment on February 25, 2005 and remaining outstanding balance paid on April 15, 2005	—	313,600
Bank and notes payable
Interest rates ranging from 2.94% to 11.67%, maturities vary through 2008 as of November 30, 2005	2,845	13,697
	493,581	820,356
Less—current maturities	(49,482)	(165,798)
	$444,099	$654,558

On November 30, 2004, the Senior Notes had fixed interest rates ranging from 8.46% to 10.48%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.6%, preferred ship variable rate mortgages had interest rates ranging from 0.4% to 7.5%, the Senior Secured Credit Facility had an interest rate of 3.8%, and the bank and other notes payable had interest rates ranging from 2.9% to 11.0%.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Long-Term Debt (Continued)

Long-term debt is denominated primarily in U.S. dollars, with $1.2 million and $123.7 million denominated in other currencies as of November 30, 2005 and 2004, respectively. The Company had hedged a portion of the November 30, 2004 foreign currency denominated debt exposure with foreign exchange contracts. During 2005, the Company prepaid, or included in the net assets contributed to Marine Harvest, much of its foreign currency denominated debt. The Company also closed any related foreign exchange contracts.

Annual principal repayments of long-term debt for the five years subsequent to November 30, 2005 and thereafter, are as follows:

(in thousands)
2006	$49,482
2007	67,097
2008	65,909
2009	65,881
2010	112,050
Thereafter	133,162
$493,581

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and minimum EBITDA to consolidated interest expense. Most of the debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Substantially all of the debt is collateralized by mortgages on vessels, tank containers and terminals with a net carrying value of $992 million as of November 30, 2005.

As of November 30, 2005 and 2004, the Company was in compliance with the financial covenants under its various debt agreements. On February 20, 2004, a previous waiver agreement with respect to the Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the “Amendment Agreement”). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

On February 28, 2005, the Company determined to exercise its right pursuant to the note agreements governing the Senior Notes to redeem all $295.4 million aggregate outstanding principal balance. The Senior Notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of its Senior Notes, the Company recognized additional costs on

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Long-Term Debt (Continued)

the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements. Additionally, in 2005, the Company wrote-off $1.9 million of unamortized debt issuance costs in connection with the retirement of debt. In 2005, the Company recognized a gain on retirement of certain ship debt of $1.1 million.

15.   Operating Leases

As of November 30, 2005, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

During 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash. Such tankers were leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in operating results and is included in “Gain (loss) on disposal of assets, net” in the consolidated statements of operations. As of November 30, 2005, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of $25.7 million, expiring in 2008.

SNTG also sold 12 chemical parcel tankers in 2002, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction was being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain, amounting to $8.7 million for the year ended November 30, 2003, is included in “Operating Expenses,” in the consolidated statements of operations. In accordance with the Company’s adoption of FIN 46(R), such tankers were consolidated into the financial statements effective December 1, 2003.

In previous years, SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of 11 parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2005, nine time-charters commenced with another time-charter to commence in 2006. The remaining time-charter is to commence in 2007 or 2008. These new tankers are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and up to eight years, and include extension and purchase options at predetermined prices that the Company believes approximate fair market value, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $248 million for 2006 through 2010.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15   Operating Leases (Continued)

Minimum annual lease commitments, under agreements which expire at various dates through 2047, are as follows:

(in thousands)
2006	$134,746
2007	100,729
2008	81,000
2009	60,095
2010	32,206
Thereafter	47,866
456,642
Less—sub-lease income	(523)
$456,119

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2005, 2004, and 2003 were $138.1 million, $138.4 million and $118.2 million, respectively, net of sub-lease income of $0.4 million, $1.4 million and $4.0 million, respectively.

16.   Variable Interest Entities

In addition to the Company’s on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that had 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

The ships were leased by the variable interest entity, 12 Ships Inc. (“12 Ships”), to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46 (R), which the Company implemented effective December 1, 2003, the entity was consolidated in the financial statements in 2004.

Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the consolidated financial statements in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of $8 million in 2004, which is $5 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the consolidated statements of operations as “Cumulative effect of a change in accounting principle” at December 1, 2003 upon the consolidation of 12 Ships.

During 2004, the Company purchased the minority interest’s equity in 12 Ships for $2 million. The excess of the purchase price over the minority interest’s share of 12 Ships (which was insignificant), of $2 million has been recorded as an increase in the fixed assets of 12 Ships. On January 25, 2005, the outstanding principal of $42.7 million under the loan with 12 Ships was prepaid.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Commitments and Contingencies

As of November 30, 2005, the Company had total capital expenditure purchase commitments outstanding of approximately $19.3 million, mainly for 2006, excluding the two shipbuilding agreements discussed below.

On June 9, 2005, the Company announced that an agreement was reached with ShinA Shipbuilding Co. Ltd. of South Korea for four 44,000 deadweight ton parcel tankers, with delivery scheduled to begin in the second quarter of 2008. The aggregate price for the four ships is expected to be $230 million. The Company also entered into a separate option agreement with the ShinA Shipbuilding Co. Ltd. to order two additional 44,000 deadweight ton parcel tankers for delivery in 2009.

On April 1, 2005, the Company announced that agreement has been reached with the Kleven Florø yard in Norway for two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be $160 million. At the same time, the Company also entered into a separate option agreement with the Kleven Florø yard for two additional 43,000 deadweight ton parcel tankers for delivery in late 2008 and 2009 for $160 million. Under the terms of a proposal by Kleven Florø to extend the original option agreement, which expired on March 31, 2006, Kleven Florø must present the Company by August 31, 2006 an unconditional offer with the terms specified in the original option agreement. Should Kleven Florø present the Company with such an unconditional offer by August 31, 2006 and the Company decides not to accept the offer, the Company may be liable for a penalty of $1.5 million. The Company also has separate options with Kleven Florø for four additional ships which contain no penalty provisions for not exercising the options.

Additionally, the Company has directly and indirectly guaranteed approximately $4.4 million of obligations of unconsolidated related and third parties.

SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by SNSA of its direct and/or indirect holding of 79,414,260 common shares of SOSA on January 13, 2005; provided that, SNSA shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned Common Shares were offered for sale, in each case in connection with the offering of the above-mentioned common shares. This indemnity agreement terminated on February 1, 2006.

The Company’s operations involve the carriage, use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Commitments and Contingencies (Continued)

the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

During 2001, the Company sold SNTG’s tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement, the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2005, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

18.   Legal Proceedings

In 2005, SNSA was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, SNSA incurred significant legal costs, which are included in “Administrative and general expenses” in the consolidated statements of operations. SNSA has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. SNSA expects that it will continue to incur significant legal costs until these matters are resolved. SNSA also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. It is possible that the Company could suffer criminal prosecution, substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

SNSA and SNTG

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

In 2002, SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company’s parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the “Antitrust Division”) of the U.S. Department of Justice (the “DOJ”) and the Competition Directorate of the European Commission (the “EC”).

As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the “Amnesty Agreement”) with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees.

On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities.

On April 8, 2003, the Antitrust Division’s Philadelphia field office staff informed the Company that it was suspending the Company’s obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ’s Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it “took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity.”

In February 2004, the Company filed a civil action against the DOJ in the United States District Court for the Eastern District of Pennsylvania (the “District Court”) to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement’s bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company’s amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of the Company’s arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, the Company filed a petition for rehearing en banc, in which the Company seeks to have the appeal reconsidered by the entire Third Circuit court. The Company is currently awaiting a decision on that petition. If the District Court’s ruling is not upheld following appeals and any further proceedings, it is possible that SNTG or its directors, officers or employees could be subject to criminal prosecution and, if found guilty, to substantial and material fines and penalties.

In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. SNTG currently remains in the EC’s Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC’s satisfaction that going forward, the Company and its directors, officers and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company or such directors, officers or employees have not complied or are not fully complying with the terms and conditions of the Immunity

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

Program. If this were to happen, the Company or such directors, officers or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial and material fines and penalties.

Because of the ongoing litigation with the Antitrust Division in respect to the Company’s Amnesty Agreement, including the Company’s success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements. Two other targets of the antitrust criminal investigation, Odjfell ASA and Jo Tankers, agreed to pay fines of $42.5 million and $19.5 million, respectively, to settle the investigation. The Company has also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Korea Fair Trade Commission (“KFTC”) notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had “ceased deliberations” in its investigation. The Company understands this letter to constitute formal notice that the KFTC has closed its investigation.

In February 2004, the Canadian Competition Bureau (“CCB”) notified the Company that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

On June 10, 2005, the Company received written notice from the Australian Competition and Consumer Commission (“ACCC”) that stated that an investigation of the parcel tanker shipping industry had been initiated in 2003. The ACCC simultaneously informed the Company by its letter that the ACCC had concluded that insufficient evidence was available to merit taking action at that time. The ACCC informed the Company that the letter constitutes formal notice that the investigation was closed.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

On June 28, 2004, the Company received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to the Company’s tank container business, which is organized as a separate line of business from the Company’s parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter. Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the DOJ investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and, if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of this investigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

The foregoing are the government antitrust investigations of which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates. It is also possible that the consequences of such investigations could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2005, there were ten putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, six of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company’s competitors, including Odfjell, Jo Tankers and Tokyo Marine.

Of the six putative class action lawsuits that have been dismissed or settled in 2005, the following three actions were voluntarily dismissed by the plaintiffs in April 2005 without any settlement:

•       Basic Chemical Solutions LLC, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4080 (E.D. Pa.);

•       GFI Chemicals, LP; and GFI Sweden AB, individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-4079 (E.D. Pa.); and

•       KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co., Ltd. and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) (“KP Chemical”).

The plaintiff in the following putative class action never served the Company with its complaint, and the complaint was dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

•       Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.).

In addition to the four dismissals described above, the Company has settled the following two actions without incurring material cost or expense:

•       JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) (“JLM”); and

•       Nizhnekamskneftekhim USA, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc. (Houston,) Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co., H-03-1202 (S.D. Tex.) (“Nizh”).

In connection with the two settlements, the Company obtained a release of claims.

As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts:

1.                AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) (“AnimalFeeds”);

2.                Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) (“Fleurchem”);

3.                Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”); and

4.                Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”).

In one of these four remaining class action lawsuits, AnimalFeeds, customers claim that, as a result of defendants’ alleged collusive conduct, they paid higher prices under their contracts with the defendants. In

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

the three other antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them.

The Sutton and Brock actions are currently pending in U.S. state courts. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

On the Company’s motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation (“MDL”) proceeding in the U.S. District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation.” The AnimalFeeds lawsuit has been stayed pending arbitration of its claims. In that arbitration, which has only recently begun, the plaintiffs seek to pursue class arbitration. As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem’s claims. On February 6, 2006, the Court granted the Company’s motion to order discovery against Fleurchem on the issue of its obligation to arbitrate.

In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Antitrust Civil Litigation and Arbitration By Direct Opt-Out Plaintiffs

In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits filed in U.S. federal court by plaintiffs who have elected to opt out of the putative class actions. The principal plaintiffs in these actions are direct purchasers of the Company’s parcel tanker services and include The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd. The cases are as follows:

1.                The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01920 (D. Conn.);

2.                Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co., Ltd., 3:03-CV-01919 (SRU) (D. Conn.);

3.                Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co., Ltd., 3:04-CV-923 (D. Conn.); and

4.                Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc, Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co,. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits make allegations similar to the putative class actions and seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. In effect, the opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, Sasol, Dow and UCC have dismissed their lawsuits against the Company. Huntsman is currently pursuing its claims in a recently initiated consolidated arbitration proceeding. Four other customers are pursuing similar antitrust claims against the Company in that proceeding. The Company is currently pursuing counterclaims and set-offs against certain of the opt-out claimants for breach of contract and antitrust violations by those claimants.

In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars. This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Customer Settlements

The Company has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company’s contracts with the relevant customers. In some cases, the Company has agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the two years subsequent to November 30, 2005. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Legal Proceedings (Continued)

conjunction with rebates. The Company has made provisions against operating revenue totaling $39.1 million in 2005, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers.

The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations—each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc., a former competitor of SNTG, filed an antitrust lawsuit against the Company in the U.S. District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On February 6, 2006, the Court vacated the stay of discovery that had been in place, and ordered the parties to begin discovery. The parties, however, have stipulated to a 60-day extension of that deadline, and the Company’s time to answer or otherwise respond is now June 5, 2006.

In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Securities Litigation

In March 2003, an individual claiming to have purchased SNSA American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs’ counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O’Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act (“PSLRA”), the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depositary Receipts (“ADR’s”) from May 31, 2000 through February 20, 2003... and all United States (“U.S.”)-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934.”

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

18.   Legal Proceedings (Continued)

The complaint claims that SNSA “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts....” The consolidated complaint asserted that the Company’s failure to disclose such alleged behavior, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for the Company’s securities by making it appear that the Company was “immune to an economic downturn that was afflicting the rest of the shipping industry” and “misleading them to believe that the Companies’ earnings came from legitimate transactions.”

On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. On November 10, 2005, the court granted the motion to dismiss with prejudice. Plaintiffs responded by moving for reconsideration and requested a dismissal without prejudice, and the right to amend the complaint. On January 27, 2006, the court converted the dismissal to a dismissal without prejudice, and permitted the plaintiffs to amend their complaint. On March 1, 2006, the plaintiffs filed an amended complaint. On March 20, 2006, the Company moved to dismiss the amended complaint in its entirety.

The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Employment Litigation

In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O’Brien, who resigned in early 2002.

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing “illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct.” The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O’Brien failed pursuant to New York (and Connecticut) law to go report his concerns “up the corporate ladder” in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment. In October 2004, the Superior Court denied that branch of the summary judgment motion. The Company immediately took an interlocutory appeal, and its petition for review by the state Supreme Court was denied in April 2005.

The O’Brien action is still in the early stages of discovery. The Company intends to continue to vigorously defend itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

18.   Legal Proceedings (Continued)

any provision for any liability related to the action in the accompanying consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

General

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those legal proceedings will have a material adverse effect on its business or financial condition. The ultimate outcome of governmental and third party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company’s financial condition, cash flows and results of operations.

The Company’s operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

Legal Fees

In connection with the foregoing investigations and legal proceedings, the Company has incurred significant legal fees and costs. SNSA incurred legal fees and costs of $30.2 million in 2005, $20.1 million in 2004 and $15.5 million in 2003, which are included in “Administrative and general expenses” in the consolidated statements of operations. SNSA expects that it will continue to incur significant fees and costs until these matters are resolved. Due to the uncertainty over the resolution of the matters described above, as of November 30, 2005, SNSA had not established any reserves for legal fees and costs related to these proceedings.

19.   Pension and Benefit Plans

Certain of the U.S. and non-U.S. subsidiaries of the Company have pension and benefit plans covering substantially all of their shore-based employees and certain ship officers of the Company. The most significant plans are defined benefit and defined contribution plans. Benefits are based on each participant’s length of service and compensation.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19.   Pension and Benefit Plans (Continued)

Net periodic benefit costs for the Company’s defined benefit retirement plans (including a retirement arrangement for one of the Company’s directors) and other post-retirement benefit plans for the years ended November 30, 2005, 2004, and 2003, consist of the following:

	Pension Benefits			Other Post- retirement Benefits
For the years ended November 30,	2005	2004	2003	2005	2004	2003
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$4,986	$4,936	$4,146	$288	$432	$381
Interest cost	8,326	7,960	7,318	694	859	833
Expected return on plan assets	(6,496)	(6,371)	(5,153)	—	—	—
Amortization of unrecognized net transition liability	805	316	275	110	122	122
Amortization of prior service cost	202	154	(65)	—	10	10
Recognized net actuarial loss	2,674	2,228	980	—	209	154
Gain recognized due to curtailment	(56)	—	—	—	—	—
Net periodic benefit cost	$10,441	$9,223	$7,501	$1,092	$1,632	$1,500

U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

The following tables set forth the change in benefit obligations for the Company’s defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

	Pension Benefits		Other Post- retirement Benefits
For the years ended November 30,	2005	2004	2005	2004
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$151,368	$134,676	$15,561	$14,902
Service cost	4,986	4,936	288	432
Interest cost	8,326	7,960	694	859
Benefits paid	(5,000)	(5,124)	(622)	(571)
Plan participant contributions	392	374	—	—
Foreign exchange rate changes	(1,784)	2,340	—	—
Curtailments	(279)	—	333	—
Actuarial losses	17,060	6,206	(2,423)	(61)
SSF operations contributed to Marine Harvest	(5,051)	—	—	—
Benefits obligation at end of year	$170,018	$151,368	$13,831	$15,561

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19.   Pension and Benefit Plans (Continued)

	Pension Benefits
For the years ended November 30,	2005	2004
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$99,025	$86,186
Actual return on plan assets	12,653	9,523
Company contributions	24,923	6,796
Plan participant contributions	405	392
Foreign exchange rate changes	(1,638)	938
Benefits paid	(4,689)	(4,810)
SSF operations contributed to Marine Harvest	(3,770)	—
Fair value of plan assets at end of year	$126,909	$99,025

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Other Post- retirement Benefits
As of November 30,	2005	2004	2005	2004
	(in thousands)
Funded status of the plan	$(43,110)	$(52,343)	$(13,831)	$(15,939)
Unrecognized net actuarial loss	43,700	33,102	1,953	4,798
Unrecognized prior service cost	1,812	2,046	—	—
Unrecognized net transition liability	81	244	765	975
Measurement date to year-end	54	76	126	82
Net amount recognized	$2,537	$(16,875)	$(10,987)	$(10,084)
Prepaid benefit cost	$23,957	$17,786	$—	$—
Accrued benefit liability	(31,794)	(42,320)	(10,987)	(10,084)
Intangible asset	1,201	1,455	—	—
Accumulated other comprehensive loss	9,173	6,204	—	—
Net amount recognized	$2,537	$(16,875)	$(10,987)	$(10,084)

The Company’s United States pension and retiree medical obligations are measured as of September 30. The Company’s non-United States pension obligations are measured as of November 30. The following are the assumptions used in the measurement of the projected benefit obligation and net periodic pension expense for pension benefits, and the accumulated projected benefit obligation and retiree medical expense for other post-retirement benefits:

	Pension Benefits			Other Post- retirement Benefits
As of November 30,	2005	2004	2003	2005	2004	2003
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.22%	5.73%	5.94%	5.40%	5.80%	6.00%
Expected long-term rate of return on assets	7.22%	7.74%	7.39%	—%	—%	—%
Rate of increase in compensation levels	3.31%	3.23%	3.69%	4.00%	4.00%	4.00%

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19.   Pension and Benefit Plans (Continued)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $162.4 million, $152.7 million, and $120.3 million, respectively, as of November 30, 2005 and $173.4 million, $158.2 million, and $95.5 million, respectively, as of November 30, 2004.

Health care cost trends assume an 11% annual rate of increase in the per capita cost of covered health care benefits for 2005, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2005 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2005 would be an approximate $30 thousand increase or an approximate $40 thousand decrease.

The Company’s defined benefit pension plans’ weighted-average asset allocation at November 30, 2005 and 2004, by category was as follows:

	Plan Assets at November 30
	2005	2004
Equity Securities	61%	59%
Debt Securities	22%	27%
Real Estate	10%	10%
Other	7%	4%
Total	100%	100%

It is the Company’s policy to invest pension plan assets for its defined benefit plans to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations, earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

The Company expects to contribute $12.1 million to certain of its defined benefit pension plans in 2006.

The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the pension plans in the following years, as indicated:

(in thousands)
2006	$6,057
2007	7,242
2008	7,089
2009	8,958
2010	9,156
2011-2015	42,734
$81,236

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19.   Pension and Benefit Plans (Continued)

The weighted-average assumptions for 2006 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other Post- Retirement Benefits
Discount rate	5.22%	5.80%
Expected long-term rate of return on assets	7.22%	—%
Rate of increase in compensation levels	3.31%	5.80%

The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $1.5 million, $2.7 million and $2.1 million for the years ended November 30, 2005, 2004 and 2003, respectively.

20.   Capital Stock, Founder’s Shares and Dividends Declared

The Company’s authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder’s shares, no par value. Under the Luxembourg Company law, Founder’s shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder’s shares of the Company, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company’s existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized and unissued Class B shares and all of the rights relating thereto expire, without further action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder’s shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder’s shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder’s shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common shares and Founder’s shares in the event of a liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder’s shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder’s shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Common shares are listed in Norway on the Oslo Børs and trade as ADRs in the United States on NASDAQ.

During 2005, the Company purchased 1.6 million of its Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005, whereby the Company’s Board of Directors authorized the purchase of up to $200 million of its Common shares or related ADRs. Such

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

20.   Capital Stock, Founder’s Shares and Dividends Declared (Continued)

shares are recorded as “Treasury stock” in the consolidated balance sheet. The Company also purchased 0.4 million Founder’s shares in 2005.

During 2004, the Company sold 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share, and resulted in a charge to Paid-in surplus of $33.0 million.

As of November 30, 2005 and 2004, 16,434,891 and 15,844,190, respectively, Founder’s shares had been issued to Fiducia Ltd. Additional Founder’s shares are issuable to holders of outstanding Founder’s shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder’s shares of 4 to 1. No stated values for the Founder’s shares are included in the consolidated balance sheets, as these shares exist solely for voting purposes.

In November 2005, the Board of Directors approved an interim dividend of $1.00 per Common share and $0.005 per Founder’s share which was paid on December 14, 2005 to all shareholders of record as of November 30, 2005. Dividends are recognized in the consolidated financial statements upon final approval from the Company’s shareholders or, in the case of interim dividends, as paid. The interim dividend declared in November 2005 of $65.8 million will be recognized in the year ended November 30, 2006.

On June 30, 2005, the Company paid a special final dividend for the full year ended November 30, 2004 of $2.00 per Common share and $0.005 per Founder’s share. The special final dividend recognized the Company’s strong financial performance in 2004 and significant improvement in its balance sheet following the sale of its entire ownership interest in SOSA, as the recognition of the first quarter 2005 gain allowed for the payment of dividends in accordance with the Company’s loan agreements. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder’s shares of $131.1 million.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

21.   Stock Option Plans

The Company has a 1987 Stock Option Plan (the “1987 Plan”) covering 2,660,000 Common shares and a 1997 Stock Option Plan (the “1997 Plan”) covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Board of Directors. The Compensation Committee awards options based on the grantee’s position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Stock Option Plans (Continued)

The following table reflects activity under the Plans for the years ended November 30, 2005, 2004 and 2003:

For the years ended November 30,	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
Common Share options
Outstanding at beginning of year	2,319,489	$11.66	2,311,163	$12.78	1,712,738	$15.51
Granted	489,900	26.41	584,100	7.33	698,940	5.90
Exercised	(1,323,587)	13.60	(364,475)	12.05	—	—
Forfeited	(18,563)	13.88	(89,549)	12.30	(43,540)	15.46
Expired	(5,600)	13.17	(121,750)	10.50	(56,975)	8.50
Outstanding at end of year	1,461,639	$14.58	2,319,489	$11.66	2,311,163	$12.78
Exercisable at end of year	811,553	$12.03	1,056,383	$16.07	1,178,313	$16.72
Weighted average fair value of options granted		$10.20		$2.65		$2.43

For the years ended November 30,	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,235,638	$14.49	1,715,455	$14.01	1,774,042	$13.90
Exercised	(1,039,217)	14.36	(374,088)	12.96	—	—
Forfeited	(5,925)	13.82	(44,600)	14.54	(30,100)	14.08
Expired	(2,800)	13.17	(61,129)	10.50	(28,487)	8.50
Outstanding at end of year	187,696	$14.34	1,235,638	$14.49	1,715,455	$14.01
Exercisable at end of year	187,696	$14.34	1,125,888	$14.45	1,351,280	$13.79

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Stock Option Plans (Continued)

The following table summarizes information about stock options outstanding as of November 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-26.41	530,250	8.34	$25.80	168,627	$24.49
$17.13-19.08	20,300	0.68	17.90	20,300	17.90
$5.90-13.17	911,089	7.27	7.98	622,626	8.47
	1,461,639	7.57	$14.58	811,553	$12.03
Class B options:
$20.50-22.13	5,100	3.29	$21.30	5,100	$21.30
$17.50-19.08	17,338	0.78	17.86	17,338	17.86
$9.88-14.75	165,258	4.35	13.75	165,258	13.75
	187,696	3.98	$14.34	187,696	$14.34

22.   Restrictions on Payment of Dividends

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA’s unconsolidated net profits, if any, to a “legal reserve” within shareholders’ equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA’s Common shares and Founder’s shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2005, this legal reserve amounted to $6.6 million based on Common shares issued as of that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year’s consolidated financial statements have been approved by SNSA’s shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

23.   Financial Instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.

SFAS No. 133 established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Financial Instruments (Continued)

criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

All of the Company’s derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company’s committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2006, were outstanding as of November 30, 2005:

Purchase
(in local currency, thousands)
Singapore dollar	31,310
Norwegian kroner	1,126,378
Australian dollar	300
Euro	33,621
Thai Baht	1,156
British pound sterling	3,300

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $231.0 million as of November 30, 2005.

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

During 2006, $3.8 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Financial Instruments (Continued)

The following estimated fair value amounts of financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2005 Carrying amount	2005 Fair value	2004 Carrying amount	2004 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$29.6	$29.6	$71.4	$71.4
Restricted cash deposits	—	—	0.5	0.5
Financial Liabilities:
Short-term bank loans	173.3	173.3	292.5	292.5
Long-term debt including current maturities, and related currency and interest rate swaps	493.6	489.7	820.4	833.3
Financial Instruments:
Foreign exchange forward contracts	(3.8)	(3.8)	2.5	2.5
Interest rate swaps	(0.9)	(0.9)	(1.9)	(1.9)
Bunker hedge contracts	0.7	0.7	0.2	0.2

The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company’s long-term debt is based on interest rates as of November 30, 2005 and 2004, using debt instruments of similar risk and maturities. The fair values of the Company’s foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2005 and 2004. Market value of interest rate swaps was estimated based on the amount the Company would receive or pay to terminate its agreements as of November 30, 2005 and 2004. Also, the Company’s trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

24.   Business and Geographic Segment Information

The Company has two reportable segments from which it derives its revenues: SNTG and SSF. The reportable segments reflect the internal organization of the Company and are businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below for certain line items that may contribute to a greater understanding of the SNTG business. SSF produces and markets seafood products. The “Corporate and Other” category includes corporate-related items, and the results of OLL, SSL and all other operations not reportable under the other segments.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Business and Geographic Segment Information (Continued)

Summarized financial information concerning each of the reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2005	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$966	$334	$83	$8	$1,391	$246	$1	$1,638
Depreciation and amortization including drydocking	(76)	(7)	(11)	(4)	(98)	(9)	(1)	(108)
Equity in net income of non-consolidated joint ventures	12	—	3	—	15	—	—	15
Restructuring charges	—	—	—	(7)	(7)	—	—	(7)
Operating income (loss)	153	30	23	(23)	183	15	(16)	182
Interest expense					(47)	(1)	—	(48)
Interest income					5	—	2	7
Income tax provision					1	(15)	4	(10)
Equity in net income of Marine Harvest					—	11	—	11
Net income (loss)					153	(9)	339	483
Capital expenditures	93	35	21	5	154	—	5	159
Investments in and advances to non-consolidated joint ventures	59	1	26	—	86	—	—	86
Investment in and loan to Marine Harvest.					—	329	—	329
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	1	1	23	—	24
Segment assets	1,321	124	302	67	1,814	408	18	2,240

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$841	$297	$76	$5	$1,219	$459	$2	$1,680
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(20)	(1)	(115)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	1	—	23
Restructuring charges	—	—	—	(3)	(3)	—	—	(3)
Operating income (loss)	125	19	25	2	171	(5)	(31)	135
Interest expense					(77)	(3)	—	(80)
Interest income					3	1	—	4
Income tax provision					(9)	(3)	—	(12)
Net income (loss)					115	(19)	(21)	75
Capital expenditures	7	4	24	—	35	16	—	51
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	3	—	75
Investment in and advances to discontinued operations.					—	—	133	133
Goodwill	—	1	—	—	1	28	—	29
Other intangible assets, net					—	31	2	33
Segment assets	1,307	96	281	98	1,782	490	160	2,432

STOLT-NIELSEN S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Business and Geographic Segment Information (Continued)

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$758	$255	$64	$4	$1,081	$462	$1	$1,544
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	—	(89)	(21)	(6)	(116)
Equity in net loss of non-consolidated joint ventures	(3)	—	(7)	—	(10)	(2)	—	(12)
Restructuring charges	—	—	—	(2)	(2)	—	—	(2)
Write-off of goodwill					—	(2)	—	(2)
Operating income (loss)	63	19	7	(5)	84	(64)	(9)	11
Interest expense					(50)	(22)	—	(72)
Interest income					3	1	—	4
Income tax provision					—	(16)	—	(16)
Net income (loss)					38	(78)	(276)	(316)
Capital expenditures	11	2	24	—	37	29	—	66
Investments in and advances to non-consolidated joint ventures	47	2	45	—	94	2	—	96
Investment in and advances to discontinued operations					—	—	139	139
Goodwill	—	1	—	—	1	28	8	37
Other intangible assets, net					—	29	2	31
Segment assets	1,298	102	311	99	1,810	520	145	2,475

The following table sets out operating revenue by country for the reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

	For the years ended November 30,
	2005	2004	2003
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$301	$285	$237
South America	93	77	60
Netherlands	80	67	43
Other Europe	170	112	145
Malaysia	87	69	71
Africa	95	92	78
Middle East	64	49	44
Africa	71	61	54
Other	5	29	26
	$966	$841	$758

STOLT-NIELSEN S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Business and Geographic Segment Information (Continued)

	For the years ended November 30,
	2005	2004	2003
Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$93	$91	$84
South America	11	10	8
France	36	30	23
Other Europe	81	74	65
Japan	18	19	15
Other Asia	80	61	50
Other	15	12	10
	$334	$297	$255
Stolt-Nielsen Transportation Group—
Terminals:	$71	$63	$55
United States	12	13	9
Brazil	$83	$76	$64
Stolt-Nielsen Transportation Group—
Corporate	$8	$5	$4
Stolt Sea Farm:
United States	$49	$119	$125
Canada	9	18	3
Chile	7	11	15
United Kingdom	10	28	18
Norway	13	24	25
Spain	22	21	18
France	5	12	8
Belgium	7	12	10
Other Europe	30	42	23
Japan	43	85	144
Singapore	25	21	25
Taiwan	—	14	12
Other Asia	22	52	36
Other	4	—	—
	$246	$459	$462

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Business and Geographic Segment Information (Continued)

There were no customers of SNTG or SSF that accounted for more than 10% of the consolidated operating revenue for the years ended November 30, 2005, 2004 and 2003.

The following table sets out long-lived assets by country for the reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG’s Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,149 million and $1,147 million, and for tank containers amounted to $79 million and $50 million, at November 30, 2005 and 2004, respectively.

	As of November 30,
	2005	2004
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$192	$188
Brazil	44	37
Korea	21	19
Other	4	2
	$261	$246
Stolt Sea Farm:
United States	$—	$9
Canada	—	28
Chile	—	19
United Kingdom	—	6
Norway	1	28
Spain	17	19
Other	4	10
	$22	$119

Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. The “Investment in and loan to Marine Harvest” amounted to $329.3 million as of November 30, 2005 and the “Investment in and advances to discontinued operations” amounted to $133.4 million as of November 30, 2004, and are included in the “Corporate and Other” category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred income tax assets, long-term pension assets, goodwill, and other intangible assets, net.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Subsequent Events

On January 31, 2006, SNSA closed on a new seven-year $325 million revolving credit facility underwritten by a group of banks led by Citibank International PLC. The facility is collateralized by mortgages on certain SNTG ships and, along with the $400 million credit facility put in place in 2005, provides SNSA with a total of $725 million of ship-secured revolving credit facilities.

On February 9, 2006, the Company’s Board of Directors recommended a final 2005 dividend of $1.00 per Common share, payable on June 15, 2006 to shareholders of record as of June 1, 2006. The dividend, which is subject to shareholder approval, will be voted on at the Company’s Annual General Meeting of Shareholders scheduled for May 26, 2006 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of Common shares of $64 million. SNSA paid an interim dividend of $1.00 per Common share on December 14, 2005 to shareholders of record as of November 30, 2005.

On February 13, 2006, the Company announced that Marine Harvest closed on a five-year EUR 350 million unsecured revolving credit facility. Marine Harvest used its new credit facility to repay its outstanding shareholder loans and accrued interest to SNSA and Nutreco, and for general corporate purposes. SNSA received a $65 million repayment on its shareholder loan plus accrued interest.

On February 22, 2006, the Company announced that SNTG exercised an option to acquire three product/chemical tankers, currently on time charter, at a total price of $40.7 million. The three ships are to be converted at a total cost of $7.5 million to double-skin configuration in order to meet Marpol Annex II regulations that take effect on January 1, 2007.

On March 6, 2006, the Company announced that it and Nutreco agreed to sell their entire ownership interests in Marine Harvest to the investment fund of Geveran Trading Co. Ltd. (“Geveran”) for total cash proceeds of EUR 1.2 billion ($1.4 billion). On March 29, 2006, the Company received prepayment proceeds of $352.5 million, representing all the proceeds from the sale of its 25% ownership interest in Marine Harvest, and the Company expects to recognize a gain of $80 million on this transaction based on the estimated carrying value of its investment in Marine Harvest. Results of SNSA’s 25% ownership interest in Marine Harvest will be included in SNSA’s consolidated results until the transaction is completed after receiving approvals from the regulatory and competition authorities. On March 6, 2006, when the Company announced the sale of its ownership interest in Marine Harvest, the Company stated that it expected to realize a gain of approximately $80 million from the sale upon closing. The Company now estimates that this gain will be approximately $65 million. The Company has adjusted this estimation because its share of the estimated profits of Marine Harvest in the first and second quarters of 2006 have increased the basis of its investment. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with Gerevan.

On March 20, 2006, SNTG signed an agreement in principle with Oiltanking GmbH whereby SNTG will acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company with total current storage capacity of 3.3 million barrels, for a total consideration of $64 million, which is paid partly in cash and partly by assumption of outstanding debts. The agreement is subject to regulatory approval and will be retroactive to January 1, 2006.

On April 11, 2006, SNTG announced a strategic partnership with Gulf Navigation Company LLC. Under the terms of the partnership, Gulf Navigation will acquire two 44,000 deadweight ton parcel tankers from ShinA Shipbuilding Co. Ltd. of South Korea, under options formerly held by SNTG. Upon entering service in mid-2009, the ships will join the Joint Service.

SCHEDULE II

STOLT-NIELSEN S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Write Offs Against the Reserve	Other Add (Deduct)(a)	Contribution to Marine Harvest (b)	Balance at End of Period
	(amounts in thousands)
For the year ended
November 30, 2005:
Allowance for doubtful accounts	$8,009	$735	$(670)	$(1,121)	$(3,878)	$3,075
Other(c)	19,744	3,081	(2,043)	(7,220)	—	13,562
For the year ended
November 30, 2004:
Allowance for doubtful accounts	$8,320	$540	$(1,287)	$436	$—	$8,009
Other(c)	19,109	3,250	(407)	(2,208)	—	19,744
For the year ended
November 30, 2003:
Allowance for doubtful accounts	$7,645	$3,656	$(3,482)	$501	$—	$8,320
Other(c)	15,162	5,608	—	(1,661)	—	19,109

(a)           Includes the effect of payments and exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)          Reflects the contribution of net assets to Marine Harvest N.V. in 2005.

(c)           The “Other” designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category have been determined in accordance with the guidance provided by Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” The “Other” valuation accounts have been classified in our consolidated balance sheets as follows:

	2005	2004	2003
Accrued expenses	$9,462	$12,043	$11,408
Other current liabilities	—	2,364	2,364
Other non-current liabilities	4,100	5,337	5,337
Total	$13,562	$19,744	$19,109

S-1