Form 20-F
period 2006-11-30
STOLT NIELSEN S A
filed 2007-05-24
CIK 831980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 000-16977

STOLT-NIELSEN S.A.

(Exact name of Registrant as specified in its charter)

LUXEMBOURG

(Jurisdiction of incorporation or organization)

c/o STOLT-NIELSEN LIMITED

Aldwych House

71-91 Aldwych

London WC2B 4HN, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, no par value	59,296,216
Founder’s Shares, no par value	14,824,054

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

Yes  ☐        No  ☒

i

ii

INTRODUCTION

Stolt-Nielsen S.A. is a Luxembourg registered company. In this annual report on Form 20-F (the “Report”), the terms “we,” “us,” “our,” “SNSA,” and “Stolt-Nielsen” refer to Stolt-Nielsen S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References in this Report to “SNTG” refer to Stolt-Nielsen Transportation Group Ltd., a Bermuda corporation and a wholly owned subsidiary of SNSA. References to “SSF” or “Stolt Sea Farm” refer to Stolt Sea Farm Holdings plc, an English company and wholly owned subsidiary of Stolt-Nielsen S.A. and Stolt Sea Farm Investments B.V., a Dutch company and wholly owned subsidiary of SNSA and, unless the context otherwise requires, their consolidated subsidiaries. References to “SOSA” or “Stolt Offshore” refer to Stolt Offshore S.A., a Luxembourg company and, unless the context otherwise requires, its consolidated subsidiaries. On April 10, 2006, Stolt Offshore S.A. changed its name to Acergy S.A. As of February 19, 2004, SOSA was deconsolidated from Stolt-Nielsen and as of January 13, 2005, we sold our remaining ownership interest in SOSA. For additional information on the deconsolidation of SOSA, see Item 4. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects—Management Overview.” During fiscal year 2004, SSF was a consolidated subsidiary of Stolt-Nielsen. On April 29, 2005, we completed a joint venture with Nutreco Holding N.V. (“Nutreco”) consisting of most of SSF’s operations and the fish farming and sales business of Nutreco. The joint venture was called Marine Harvest N.V. (“Marine Harvest”), a worldwide fish farming, processing and sales business. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF’s turbot and sole operations in Europe and Southern bluefin tuna ranching operations in Australia. During fiscal year 2006 and most of fiscal year 2005, we owned 25% of the shares of Marine Harvest and Nutreco owned the remaining 75%. When used in this Report with reference to the period after April 29, 2005, SSF means the remaining turbot, sole and Southern bluefin tuna businesses. We began accounting for our 25% share of Marine Harvest under the equity method of accounting beginning in May 2005. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest and on March 29, 2006, we received prepayment of €293.8 million ($353.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The transfer of ownership, which remained subject to approvals from regulatory and competition authorities, was completed on December 29, 2006. The results of our 25% ownership interest in Marine Harvest have been included in SNSA’s consolidated results using the equity method for the year ended November 30, 2006. For additional information on the contribution of our net assets to and sale of our ownership interest in Marine Harvest, see Item 4. “Information on the Company—General” and Item 5. “Operating and Financial Review and Prospects—Management Overview—Description of our Business.” Please also see Note 5 to the Consolidated Financial Statements, included in Item 18 of this Report. On December 18, 2006, we announced the completion of the sale of SSF’s Southern bluefin tuna business. The results of SSF’s Southern bluefin tuna business have been included in SNSA’s consolidated results for the year ended November 30, 2006. For additional information on the sale of SSF’s Southern bluefin tuna business, see Item 4. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects—Management Overview.” On December 22, 2006, we announced the completion of SSF’s reacquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC for $5.1 million. Sterling Caviar LLC has been included in SNSA’s consolidated results beginning with the first quarter of 2007. For additional information on the reacquisition of SSF’s sturgeon and caviar business, see Item 4. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects—Management Overview.”

References to our activities by years refer to our fiscal years ending November 30.

Our common shares, no par value and $1.00 stated value (“Common Shares”) are listed in Norway on the Oslo Børs under the ticker symbol “SNI”. Our Common Shares also traded in the form of American Depositary Shares (“ADSs”) (each ADS representing one Common Share) in the United States of

America (“U.S.”) on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNSA.”  We have voluntarily delisted our ADSs from Nasdaq, effective May 21, 2007, and terminated our American Depositary Receipt program. See “Business—General” and “The Offer and Listing—Markets.”

As of May 21, 2007, 66,133,796 Common Shares and 16,533,449 Founder’s Shares had been issued. Of such shares, 6,633,378 Common Shares and 1,658,344 Founder’s Shares were held by us and therefore considered Treasury shares. Accordingly, as of May 21, 2007, 59,500,418 Common Shares and 14,875,105 Founder’s Shares were outstanding.

BASIS OF PRESENTATION

The consolidated financial statements, including the notes thereto (the “Consolidated Financial Statements”), included or incorporated in this Report have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Except as otherwise stated, all monetary amounts in this Report are presented in U.S. dollars (“$”). Amounts in other currencies have been translated into U.S. dollars. The translated amounts have been made using rates provided by Bloomberg at the end of each reporting period. For November 30, 2006, the conversion rates are as follows: $1.00 = 6.16 Norwegian kroner (“NOK”); 1.00 British pound (“₤”) = $1.97; 1.00 Euro (“€”) = $1.32; and $1.00 = 115.73 Japanese yen (“Ұ”). For February 28, 2007, the conversion rates are as follows: $1.00 = NOK 6.12 ; ₤1.00 = $1.96; €1.00 = $1.32, and $1.00 = Ұ 120.66.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Report are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,”  “should,” “seek,” and similar expressions. We intend that these statements be covered by the safe harbor created under those laws. These statements include, but are not limited to:

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

•       expectations regarding the construction schedule of SNTG’s terminal operations and ship newbuildings; and

•       expectations regarding demand for parcel tankers.

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

•       the continued availability of certain U.S. tax exemptions;

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

•       changes in the economic and political policies in China in general, or in the laws and regulations applicable to our business in China;

•       the loss of, or deterioration of our relationship with, any significant customers; and

•       the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in this Report, which only apply as of the date of this Report. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from the expectations contained herein, see Item 3. “Key Information—Risk Factors.”

PART I

Item 1.                        Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable.

Not applicable.

Item 3.                        Key Information.

Selected Consolidated Financial Data

The selected consolidated financial data as of November 30, 2006 and 2005 and for each of the three years in the period ended November 30, 2006 set forth below has been derived from our audited Consolidated Financial Statements included in Item 18 of this Report. The selected consolidated financial data as of November 30, 2004, 2003 and 2002 and for each of the two years in the period ended November 30, 2003 set forth below has been derived from our audited Consolidated Financial Statements for the respective years, which are not included herein.

The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto, included in Item 18 of this Report.

	For the years ended November 30,
	2006	2005	2004(a)	2003(a)	2002(a)
	($ in millions, except for per share data)
Operating revenue	$1,576.6	$1,638.0	$1,679.3	$1,544.1	$1,470.7
Operating income	$169.2	$182.4	$134.6	$10.7	$74.4
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$199.9	$126.0	$53.4	$(50.6)	$(8.6)
Income (loss) from discontinued operations	$—	$1.1	$(1.6)	$(265.4)	$(94.2)
Gain on sale of investment in discontinued operations	$—	$355.9	$24.9	$—	$—
Net Income (loss)	$199.9	$483.0	$74.9	$(316.0)	$(102.8)
Income (loss) from continuing operations per Common Share:
Basic	$3.21	$1.94	$0.87	$(0.92)	$(0.16)
Diluted	$3.17	$1.90	$0.85	$(0.92)	$(0.16)
Net Income (loss) per share:
Basic	$3.21	$7.45	$1.21	$(5.75)	$(1.87)
Diluted	$3.17	$7.29	$1.19	$(5.75)	$(1.87)
Weighted average number of Common Shares and Common Share equivalents outstanding:
Basic	62.2	64.9	61.8	54.9	54.9
Diluted	62.9	66.2	62.6	54.9	54.9
Cash dividends paid per share	$2.00	$2.00	$—	$0.25	$0.25

	As of November 30,
	2006	2005	2004	2003	2002
	($ in millions, except per share data)
Total assets	$2,513.9	$2,219.2	$2,432.1	$2,467.8	$2,657.3
Long-term debt and capital lease obligations (including current portion)(b)	$486.2	$493.6	$820.4	$835.2	$985.1
Shareholders’ equity	$1,172.6	$1,213.1	$883.3	$694.2	$989.8
Book value per share	$19.77	$18.92	$13.94	$12.63	$18.01
Total number of Common Shares outstanding:	59.3	64.1	63.4	54.9	54.9

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

In 2006, approximately 68% of our consolidated revenue was generated from our parcel tanker operations, consequently, factors that affect the parcel tanker industry will have a significant impact on our overall results of operations, cash flows and financial condition. In the past, the market for parcel tanker services and the prices we have been able to charge have been cyclical and volatile. Fluctuations in the rates we can charge our customers result from changes in the supply and demand for ship capacity and changes in the supply and demand for the products carried, particularly the bulk liquids, chemicals, edible oils, acids and other specialty liquids that form the majority of the products we ship. These factors are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Over the last three years, rates for parcel tanker shipments have increased to historically high levels. We anticipate that future demand for our parcel tankers and the rates we can charge will largely depend on continued economic growth in the Asia Pacific region, seasonal and regional changes in demand and changes to the capacity of the world fleet. If growth in parcel tanker capacity outpaces the growth in demand for parcel tankers, it is likely that the rates we can charge will decrease.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In recent years a significant portion of the growth in our parcel tanker, tank container and terminal businesses has been driven by economic growth in the Asia Pacific region generally, and China in particular. A slowdown in the economies of the U.S., the European Union (“EU”) or certain Asian countries could, among other things, adversely affect economic growth in China and other important markets. Our business, results of operations, cash flows, financial condition and ability to pay dividends would likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the policies of the government of the People’s Republic of China (“PRC”) could have a significant impact upon the business we may be able to conduct in China and our ability to produce satisfactory returns on our investments in China.

In 2006, our terminal operations entered into three joint ventures in China, to build two chemical and oil products terminals in Tianjin and Ningbo and to establish an ownership interest in jetties in Tianjin. When fully developed, the total cost of these investments to SNTG is currently estimated to be $195 million, $76 million and $24 million, respectively. The development of terminal operations and jetties involves significant up-front investment in infrastructure, and it is typically a number of years before we are able to produce a satisfactory return on such investments. Our other operations in China include a joint venture, Shanghai Sinochem-Stolt Shipping Co. Ltd., with Sinochem Shipping Co., Ltd., established in

2005, to operate chemical tankers in the Chinese coast cabotage market and tank container joint ventures in China.

China’s economy differs from the economies of most developed countries in many respects, including with respect to the level of government involvement, level of development, growth rate, control of foreign exchange, restrictions on foreign investment and allocation of resources. Over the past 25 years, China’s economy has been transitioning from a traditional centrally-planned economy to a more market-oriented economy. China’s reform measures may not always have a positive effect on our operations or investments. Changes in the social, economic and political situation in China and the economic, financial, fiscal and other policies adopted by the Chinese government, especially those tightening restrictions on foreign investment, may affect our operations, performance and profitability. Conducting our business may become more difficult or costly due to changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, imports or sources of supplies restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises. Nationalization or expropriation, in particular, could result in the total loss of our investments in China. In addition, there is no assurance that the Chinese government will continue to pursue economic liberalization and other reforms.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

The PRC legal system is a civil law system based upon written statutes. Unlike common law systems, prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because the PRC legal system is still evolving, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the laws and regulations governing our business, contractual arrangements with our affiliated entities and the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, there is a risk that we may be found in violation of any current or future PRC laws or regulations and that we will be unable to execute our business strategy in China, any of which could materially harm our business, our financial condition or our results of operations.

Macroeconomic measures taken by the Chinese government could negatively affect our construction costs and business.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for key raw materials such as stainless steel and concrete rise then the cost of constructing terminals and jetties will also rise. In the absence of a corresponding increase in storage rates, such increases could have an adverse effect on our expected profitability. In response to concerns that China’s rate of growth in industrial production is unreasonably high which will lead to growing inflationary pressures, the Chinese government has taken a series of measures to slow economic growth. Among the measures that the Chinese government has taken are the increase of interest rates, controls on bank credits, limits on loans for fixed assets, restrictions on state bank lending, and adjustments in tax policy to discourage investments in overheated sectors of the economy. Since October 2004, the People’s Bank of China, China’s central bank, has raised interest rates four times. Repeated increases in interest rates by the central bank will drive up our construction costs. The macroeconmic measures adopted by the Chinese government could contribute to a slowdown in China which could, in turn, have an adverse impact on demand for our services and on our expected returns on our investment in China, particularly as these investments, due to the nature of the terminal and jetty operations we are constructing, are long-term and it is typically a number of years before we are able to produce a satisfactory return on such investments.

The quality of purchased services particularly in the management of certain time chartered ships, could have an adverse impact on the quality of our overall operational performance.

As of April 30, 2007, 41 percent of our parcel tanker fleet (based on dead weight tons (“dwt”)) consisted of short and long-term time chartered ships. Although we prefer to perform the management of these ships, because of both our ship management capacity and market factors, certain ships are managed by third parties. Where we do not perform the ship management, our shipping services may not consistently meet our operational requirements. Our customers do not differentiate between ships we manage and those managed by third parties and therefore do not differentiate in evaluating the performance of all these owned and managed ships. Major failures to meet our customer’s expectations could impact our ability to do business with a number of large customers which could have a negative impact on our net income.

Our inability to hire and retain high quality seafaring personnel could have an adverse impact on the quality of our overall operational performance.

There is presently a shortage of qualified and trained ship officers. As a result, the cost of our seafaring personnel, which accounts for approximately half of total ship owning costs, has increased by approximately 10% annually over the past two years. Future increases are expected to be of the same magnitude or higher. Ship officer selection, training, a competitive remuneration package and promotions are considered essential for our future success. The loss of the services of some of our seafaring personnel or our inability to successfully attract and retain qualified personnel, including ships’ officers, in the future could have a material adverse effect on our business, financial condition and operating results.

The long-term time charter of ships is typically a significant financial commitment and if poorly timed could expose us to losses due to over capacity or over priced capacity.

As of April 30, 2007, 41 percent of our parcel tanker fleet (based on dwt) consisted of short and long term time chartered ships. These time charters represent a significant financial commitment. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by parcel tankers. The factors affecting the supply and demand for parcel tankers and supply and demand for products shipped in parcel tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. A downturn in the market could have a negative impact on our net income and cash flow if we have uncompetitively priced ships or the ships are not being utilized.

Continued high prices for ships could have a negative impact on our net income and cash flows.

Based on the size of our Stolt Tankers Joint Service (“STJS”) fleet, we typically need to add an average of two to three ships to our fleet per year to maintain the current fleet size, or to add more ships or increase the size of the ships in order to grow with the market. The cost of building new parcel tankers is currently high, partially because of the high proportion of stainless steel in a parcel tanker and the high price of steel. We believe there is significant demand in the market for many types of newly built ships and that shipyards are generally resistant to building the technically demanding, stainless steel parcel tankers we require as compared to other, simpler ships. We believe such newbuilding prices may decrease when new shipyards in China begin full production and as shipyards complete the high level of new ships currently on order. Consequently, we are balancing the number of new ships to add to our fleet to meet our customers’ future demands with an expectation that the prices for building new parcel tankers will moderate. If, however, the market dynamics do not change or if such newbuilding prices increase further, it will be more costly for us to maintain and increase the size of our fleet. This would have a negative impact on our net income and cash flows.

Changes in “spot rates” can have a significant impact on our revenue, results of operations and cash flows.

Price is an important factor in determining which supplier of transportation services is awarded a contract. Consequently, we may, from time to time, offer space on our ships at prices that do not reflect the relatively high fixed costs of our ships, depending on prevailing contractual rates, the contribution to fixed costs, and whether our revenue exceeds variable costs. Such competitive pricing conditions can occur when the supply of ship transportation services is greater than the demand in the industries for the products we transport and store, including the chemical, lubricant oil, acid and food industries. Supply and demand imbalances are reflected in the “spot” prices for bulk liquid transportation services, which are the prevailing market rate for short-term transportation services at any given time in any particular region. In 2006, 31% of our parcel tanker revenues and substantially all tank container revenues were derived from short-term services at freight rates agreed on the basis of current market levels (“spot rates”). Therefore, supply and demand imbalances that affect spot rates can cause our revenues to fluctuate significantly from quarter to quarter. Most of our parcel tanker revenues are derived from Contracts of Affreightment (“COA”), typically for terms of one year or longer. COA are agreements between the charterer and us to transport an agreed volume of product(s) on agreed trade route(s) during a given period at agreed rates. Changes in the rates for such contracts generally lag spot rate changes, with rates typically adjusting when COA are renewed. Over time, however, changes in spot rates also have an impact on our COA.

The tank container industry is highly fragmented with low barriers to entry, which may lead to consolidation of tank container operators and new competitors.

In 2006, approximately 22% of our consolidated revenue was generated from our tank container operations. Consequently, factors that affect SNSA’s position in the tank container industry may have a significant impact on our overall results of operations, cash flows and financial condition. The tank container industry consists of relatively few global operators with a significant number of small regional operators, leasing companies, and freight forwarders in the industry that could be consolidated into a larger coordinated network. There is also the risk of a large new entrant into the tank container market as the capital required to acquire tank containers is relatively low. Tank containers are shipped globally on container ships. Thus, in addition to other tank container operators we compete with retailers, wholesalers and other producers of consumer goods for space on container ships. These factors are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Important factors that influence demand for tank containers include:

•       supply of and demand for the products we or our competitors transport;

•       the development and location of production facilities for the products we or our competitors transport;

•       global and regional economic and political conditions;

•       developments in international trade;

•       economic growth throughout the world, and in particular in developing economies such as China, India, the Middle East and the Southeast Asian countries; and

•       environmental and other regulatory developments.

The factors that influence the supply of tank containers and their transportation include:

•       the number of new tank containers built;

•       the number of new container ships being built and the expected delivery of those ships into the international shipping supply;

•       the global container ship and tank truck carrying capacity for tank containers; and

•       regulations governing the type of products carried on container ships.

Price fluctuations in ship fuel may impact our profitability.

Fuel used by our ships, “bunker fuel”, constitutes one of the major operating costs of our parcel tanker fleet. Fluctuations in the price of bunker fuel can have a material impact on our results. In 2006, with an average cost of approximately $331 per ton, bunker fuel constituted approximately 28% of total fleet operating costs. Our ships use Intermediate Fuel Oil, Marine Diesel Oil and Marine Gas Oil. Approximately 94% of the bunker fuel purchased by us for the STJS is Intermediate Fuel Oil, which is the least expensive of the three types of oil used by oceangoing ships. Since 2000, the average monthly cost of Intermediate Fuel Oil purchased by us has varied between approximately $134 and $462 per ton. The cost in 2006 averaged $313 per ton, or a 26% increase over the 2005 average cost of Intermediate Fuel Oil. For additional information on bunker fuel risk, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk—Bunker Fuel Exposure.”

Although we seek to pass price fluctuations in bunker fuel through to our customers, a significant portion is incurred solely by us and an increase in costs can negatively impact our results. Approximately 69% of our total parcel tanker revenue in 2006 was derived from COA. During 2006, approximately 69% of the revenue earned under COA was under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 31% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Most of SNTG’s operating revenue is earned in U.S. dollars while SSF’s revenue is earned primarily in Euro and, prior to the sale of the Southern bluefin tuna business, Japanese yen. A portion of SNTG’s operating costs is incurred in currencies other than U.S. dollars, in particular the Euro, the Norwegian kroner, the Singapore dollar, and the British pound. Most of SSF’s expenses are in Euro and prior to the sale of the Southern bluefin tuna business, Australian dollars. Where we have a mismatch between revenue and expense currencies, any appreciation of the expense currency relative to the revenue currency will decrease profit margins and could lead to fluctuations in net income.

The revenue and costs of operations and financial position of several of our consolidated subsidiaries are reported initially in non-U.S. dollar functional currencies (which are usually the local currencies of countries in which the subsidiaries reside). The reported information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. For both 2006 and 2005, approximately 6% of SNTG’s consolidated operating revenues were generated in entities with non-U.S. dollar functional currencies. The Euro represented over 97% and 94% of all such SNTG non-U.S. dollar revenues in 2006 and 2005, respectively. The exchange rate between these currencies (the Euro in particular) and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on reported consolidated results of operations and financial position.

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

While there were no major hurricanes impacting our results in 2006, there is always the possibility of a repetition of the severe hurricanes in the U.S. Gulf coast which occurred during 2005, most prominently Hurricane Katrina in August and Hurricane Rita in September. Our terminal in Braithwaite, Louisiana suffered some structural damages as a result of these storms with several tanks remaining out of service for many months and a resultant loss of earnings. The expenses and losses incurred as a result of Hurricane Katrina are expected to be covered by insurance. However, such coverage may not be adequate to cover all claims and we may not be able to maintain adequate insurance coverage for such operations in the future at an acceptable cost.

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

Natural conditions may impact SSF’s business.

SSF may be adversely affected by natural conditions such as pollution, disease, parasites and natural predators, such as sea lions, seals and predatory birds. SSF uses farm management to control the impact of natural predators. If these precautions are not successful, SSF could suffer losses to its fish stock, thereby reducing its revenues and resulting in possible losses. In certain instances, healthy fish may need to be culled, for example, under mandate from government authorities or voluntarily as part of an effort to control disease outbreak in the local farming area. Additionally, new diseases or parasites could emerge in a farming environment for which we do not currently have adequate countermeasures.

Our failure to comply with environmental and other regulations may result in significant fines, penalties, additional expenditures, or the loss of revenue.

We operate in a number of different jurisdictions and are subject to and affected by various types of governmental regulations and standards of industry associations related to the protection of human health and the environment. These include but are not limited to national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials related to normal operations and recycling of ships, discharge of oil or hazardous substances, food safety, marketing restrictions and various import and export requirements. Any changes in government regulation can have a significant impact on our production costs and on our ability to compete effectively in the regulated markets. While we maintain environmental damage and pollution insurance, more stringent environmental regulations may result in significant fines and penalties for non-compliance, and increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution. The U.S. Oil Pollution Act of 1990 (“OPA ‘90”) may impose virtually unlimited liability upon ship owners, operators, and certain charterers for certain oil pollution accidents in the U.S., which has made liability insurance more expensive. While we maintain insurance, there can be no assurance that all risks are adequately insured against, particularly in light of the virtually unlimited liability imposed by OPA ‘90, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Because we are insured under mutual insurance companies along with other shipping companies, we are subject to funding requirements and coverage shortfalls in the event claims exceed available funds and reinsurance as well as premiums increase based on prior loss experiences. Any such shortfalls could have a material adverse impact on us.

Discussions are underway within committees of the International Maritime Organization (“IMO”), its national representative bodies and industry working groups regarding the mandatory installation of inert gas generators on new and existing chemical parcel tankers. If legislation is implemented requiring additional equipment, additional costs to comply with the legislation may not be recoverable through higher freight rates.

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

SSF is subject to the laws and regulations of the individual countries, including the U.S., Spain, Portugal and France, in which their operations are situated, which strictly regulate various aspects of their operations. The hatcheries, on growing sites, and slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution. A more strict application of environmental laws may affect SSF turbot operations delaying its new projects and delaying the renewals of its permits on the existing sites.

We are exposed to substantial hazards and risks that are inherent in the industries in which we operate, which may result in loss of revenues, increased expenses, or liabilities which may potentially exceed our insurance coverage and contractual indemnity provisions.

The operations of parcel tankers, tank containers and storage facilities carry an inherent risk of personal injury or death, damage to or loss of property and business interruptions. These risks can arise from, for example:

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

These risks are exacerbated for us because a significant portion of the cargo we transport and store involves hazardous chemicals. All of the products we carry must be handled with extreme care and require significant expertise. We have obtained customary levels of insurance for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees or third parties and statutory workers’ compensation protection. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Litigation arising from any such event may result in our being named a defendant in lawsuits asserting large claims. Any such event may result in loss of revenue, increased costs or future increased insurance costs.

While we currently insure our ships against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs and other liabilities in excess of available insurance and could have a material adverse effect on our operating performance.

We spend substantial sums during construction of parcel tankers (“newbuildings”) without earning revenue and without assurance that they will be completed on time or at all.

As of April 30, 2007, we had orders for 29 newbuildings to be owned or operated by SNTG within its wholly owned operations or joint ventures with deliveries scheduled from 2007 to 2012. We may order additional newbuildings in the future. We are typically required to pay substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the ship until after its delivery. While we have refund guarantees from financial institutions with respect to such progress payments in the event the newbuildings are not delivered by the shipyard or accepted by us, there is the potential that we may not be able to collect all or a portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

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

In general, the cost of maintaining a ship in good operating condition increases with the age of the ship. As our fleet ages, we will incur increased costs. Older ships are typically less fuel efficient and more costly to maintain than more recently constructed ships due to improvements in engine technology. Cargo insurance rates increase with the age of a ship, making older ships less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of ships may also require expenditures for alterations, or the addition of new equipment, to our ships and may restrict the type of activities in which our ships may engage. Although our current fleet of 73 ships in the STJS has an average age of 14 years as of April 30, 2007, we cannot assure that, as our ships age, market conditions will justify those expenditures or enable us to operate our ships profitably during the remainder of their useful lives.

Risks Related to Our Company

The U.S. Internal Revenue Service (“IRS”) may assert that our shipping operations do not qualify for exemption from U.S. income taxes.

The profits that our primary operating entity, the Stolt-Nielsen Transportation Group B.V. (“SNTG BV”), derives from the operation of ships in international traffic (“Shipping Income”) are exempt from U.S. federal income taxation pursuant to Article 8 (Shipping and Air Transport) of the December 18, 1992 income tax treaty between the U.S. and the Netherlands, as amended by the protocol of March 8, 2004 (the “Treaty”), as more fully described in Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Financial Matters—U.S. Federal Income Taxation.”  We believe that all, or substantially all, of SNTG BV’s profits from the operation of ships in international traffic are properly categorized as Shipping Income. Moreover, as more fully described in Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Financial Matters—U.S. Federal Income Taxation,” we believe that the profits derived by certain ship-owning subsidiaries of SNTG BV from the bareboat rental of their ships are exempt from U.S. federal income taxation pursuant to Article 7 (Business Profits) of the Treaty, provided that such ship-owning subsidiaries do not have a permanent establishment in the U.S. to which such income is attributable. We believe that the ship-owning subsidiaries’ profits from the bareboat rental of their ships are exempt from U.S. federal income taxation, as they do not have a permanent establishment in the U.S. to which such income is attributable.

We believe that, if the income from our shipping operations was not exempt from U.S. federal income taxation under the Treaty, that income, to the extent derived from U.S. sources, generally would be subject to the 4% gross basis tax under section 887 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding certain U.S. source gross transportation income (“USSGTI”). However, if substantially all of the USSGTI derived by SNTG BV is considered to be attributable to regularly scheduled transportation, and if SNTG BV has a fixed place of business in the U.S. involved in the earning of such income, then such income would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). SNTG BV also would be subject to a 30% U.S. federal branch profits tax under section 884 of the Code, generally on the after-tax portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). If the Treaty had not applied to us with respect to our taxable year ended November 30, 2006, we would have been subject to U.S. federal income taxation only on the portion of our income from U.S. sources.

Our tax liabilities could increase as a result of changes in the Luxembourg tax regime.

We are a holding company under the law of July 31, 1929 of Luxembourg (a “1929 Holding Company”) eligible for taxation under the decree of December 17, 1938. On July 18, 2006, the European Commission (“EC”) ruled that the tax regime afforded to Luxembourg’s 1929 Holding Companies constitutes state aid and therefore has to be repealed. On December 29, 2006, Luxembourg abolished the 1929 Holding Company regime but confirmed the retention of the “grandfather” clause maintaining the regime for 1929 Holding Companies existing at July 20, 2006, until December 31, 2010.

In light of these changes to the Luxembourg tax regime, we are evaluating corporate structuring alternatives to maximize the efficiency of our corporate structure and holdings. However, there can be no guarantee that such alternatives will not result in additional costs or taxes to which we are subject currently, and we may not pursue any such alternatives.

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

As of May 21, 2007, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., a trust for the benefit of certain members of the Stolt-Nielsen family, controlled 58.2% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. As a result, the Stolt-Nielsen family currently directly and indirectly exercises a controlling influence over SNSA’s operations and has sufficient voting power to control or significantly control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of SNSA without the approval of the Stolt-Nielsen family. Additionally, the interests of the Stolt-Nielsen family may conflict with the interests of our other investors. For additional information, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”

It may be difficult to enforce a U.S. judgment against us, our officers and our directors or to assert U.S. securities laws claims in Luxembourg or serve process on our officers or directors.

We are a company organized under the laws of Luxembourg. Most of our directors and officers reside and maintain most of their assets outside the U.S. and it may not be possible to effect service of process within the U.S. on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the U.S. and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation’s public policy.

Risks Related to Our Internal Control Environment

Our assessment of our internal control over financial reporting identified two “material weaknesses” and resulted in an attestation with an adverse opinion from our independent registered public accounting firm, which could reduce confidence in our financial statements and negatively affect the price of our securities.

Within this and future annual reports on Form 20-F, we must include an assessment by management of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (“SEC”) to implement Section 404. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. As of November 30, 2006, our Chief Executive Officer and Chief Financial Officer identified two “material weaknesses” in our internal control over financial reporting. As a result, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of November 30, 2006 to achieve their intended objectives, and our independent registered public accounting firm has issued an adverse opinion regarding the adequacy of our internal controls over financial reporting. For more information, see Item 15. “Controls and Procedures.”

We have made changes to our internal controls over financial reporting to address these weaknesses and we expect to continue to make additional changes. However, we cannot be certain that in the future additional material weaknesses will not be discovered or otherwise exist. Furthermore, if we do not effectively address these deficiencies and otherwise continue to improve our internal control over financial reporting, we may be unable to provide timely and accurate financial information and complete our required filings with government authorities, including the SEC, investors could lose confidence in our reported financial information and the trading price of our securities could be adversely affected. We may also be required to incur additional cost in improving our internal control system, which could have an adverse impact on our results of operations.

Risks Related to Our Ongoing Legal Proceedings

We are the subject of parcel tanker investigations by U.S. and European antitrust authorities.

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

Subsequent to our announcement of our acceptance into the DOJ’s Corporate Leniency Program, the Antitrust Division’s staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ’s Corporate Leniency Program. In February 2004, we filed a civil action in the U.S. District Court for the Eastern District of Pennsylvania against the DOJ to enforce our Amnesty Agreement with the Antitrust Division and its ban on criminal prosecution for certain activity that occurred prior to January 15, 2003. In March 2004, the Antitrust Division purported to void the Amnesty Agreement that was the basis for our participation in the DOJ’s Corporate Leniency Program and revoke our conditional acceptance into the DOJ’s Corporate Leniency Program. In January 2005, the District Court entered a judgment in our favor and enforced our Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order. On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds. The U.S. Supreme Court declined to consider the Third Circuit’s decision.

On August 23, 2006, the District Court lifted the injunction against our prosecution, and on September 6, 2006, the DOJ filed a one-count criminal indictment against us and two of our executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the Sherman Antitrust Act. The Antitrust Division’s prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. We are seeking to dismiss the indictment.

If our motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If we are found guilty, it is possible that we could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million. If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are “double the gain” or “double the loss”. If we were required to pay substantial fines, we cannot assure that we would have sufficient available cash to make such payment. It is possible that our directors, officers or employees could be subject to criminal prosecution, and if found guilty, subject to imprisonment, substantial fines and penalties.

Even if we ultimately prevail on our motion to dismiss the indictment, our continuing immunity and amnesty under the Antitrust Division’s Corporate Leniency Program could potentially require us, our directors, officers and employees to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that we or such directors, officers or employees did not or have not fully complied with those terms and conditions. If this were to happen, we or such directors, officers or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, imprisonment, substantial fines and penalties. We could incur significant defense costs and the distraction of senior management from the operation of our business, which could have a material adverse effect on our financial condition, cash flows or results of operations.

The EC’s investigation into the parcel tanker industry has continued. In April 2007, we received the EC’s Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. We continue to cooperate with the EC in this matter. We understand that we remain in the

EC’s Immunity Program with respect to the parcel tanker industry. Our continuing immunity and amnesty under the EC’s Immunity Program for the parcel tanker industry depends on the EC’s satisfaction that going forward we are meeting any obligations we may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that we have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we could be partly or fully removed from the immunity program and subject to substantial and material fines and penalties.

Because of the ongoing litigation with the Antitrust Division with respect to our Amnesty Agreement, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation, the effect of recent U.S. Supreme Court decisions affecting sentencing, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the criminal investigations is probable or a reasonable range for any such outcome and have made no provisions for any fines related to the DOJ or EC investigations in our consolidated financial statements. Two other targets of the antitrust criminal investigation, Odfjell ASA and Jo Tankers, pleaded guilty to a felony and agreed to pay fines of $42.5 million and $19.5 million, respectively, to resolve the investigation. We have also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade, have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome of the DOJ or EC investigations and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations. For additional information on these legal proceedings, see Item 8. “Financial Information—Legal Proceedings.”

We are the subject of a grand jury investigation into our tank container business by U.S. antitrust authorities.

On June 28, 2004, we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the Antitrust Division that we are committed to cooperating in this matter, and between 2004 and 2006, we have worked to comply with the Staff subpoena and provided documents on a rolling basis to the Antitrust Division. The Antitrust Division has called witnesses from SNTG before the tank containers grand jury in this matter. Because of the confidential nature and the early stage of the proceeding, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, the possible interplay of the tank containers investigation with the pending Amnesty Agreement litigation, and the inherent unpredictability of the outcome of such grand jury proceedings, we cannot predict what the outcome of this proceeding will be and we are unable to estimate a range of possible loss. It is possible that we, our current or former directors, officers or employees could be subject to criminal prosecution and, if found guilty, imprisonment and substantial and material fines and penalties. The effect of an indictment being returned by the grand jury against us or our directors or officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies. We have made no provisions for any fines or other penalties related to the Antitrust Division investigation in our Consolidated Financial Statements included in Item 18 below.

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

It is possible that regulatory authorities in other jurisdictions could commence or reopen (in the case of the previously concluded investigation by the Korea Fair Trade Commission) investigations or legal proceedings with respect to the activities that are the subject of the investigations. We cannot determine whether or not any such proceedings may be brought or, if they are brought, the potential consequences of such proceedings. It is possible that we could be subject to fines or other civil and criminal penalties. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, see Item 8. “Financial Information—Legal Proceedings.”

We may be subject to civil liabilities relating to the activities that are the subject of the antitrust investigations.

We continue to be subject to four remaining putative antitrust class actions setting forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine.

There is also a suit by a bankrupt former competitor, whose allegations generally track the factual allegations in the lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving the former competitor out of business. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers.

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

We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse effect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, see Item 8. “Financial Information—Legal Proceedings.”

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

We are the subject of an informal inquiry by the U.S. Securities and Exchange Commission.

On July 12, 2006, we received notice of an informal inquiry by the SEC. The inquiry requests documents and information relating to the material weaknesses in internal financial controls disclosed in our Annual Report on Form 20-F for the fiscal year ended November 30, 2005, including our stock option grants and practices, and communications with antitrust regulators in the U.S. and Europe. We are cooperating with the SEC and continue to provide responsive documents. The SEC’s inquiry is still ongoing. As we are unable to predict the outcome of SEC inquiries, we are unable to determine whether or not an unfavorable outcome is probable, and we are unable to estimate a range of possible loss and we have made no provisions for any fines related to the inquiry in our consolidated financial statements. It is possible that this inquiry could lead to a formal investigation, the outcome of which could result in substantial and material fines and penalties. Consequently, the outcome of the SEC’s inquiry could have a material adverse effect on our financial condition, cash flows and results of operations.

We have incurred significant costs and may be required to make significant payments to customers in connection with antitrust-related proceedings.

In connection with the antitrust-related investigations and legal proceedings, we have incurred significant legal fees and costs. We have incurred legal fees and costs for antitrust-related investigations and legal proceedings of $42.0 million in 2006, $30.2 million in 2005 and $20.1 million in 2004, which are included in “Administrative and general expenses” in the consolidated statements of operations. We expect that we will continue to incur significant fees and costs until these matters are resolved. Due to the uncertainty over the resolution of the matters described in Item 8. “Financial Information—Legal Proceedings,” we have not established any reserves for legal fees and costs related to such proceedings.

We have actively engaged in discussions with a number of our customers regarding the subject matter of the DOJ and EC investigations. We have reached agreements or agreements in principle resolving the existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which we do not guarantee, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which we could be responsible under existing settlement agreements, agreements in principle and offers made and not recognized is approximately $6 million as of February 28, 2007. We expect that most of the operating revenue that would be subject to these rebates will occur within the 9 months subsequent to November 30, 2006. In certain cases, we also have agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $21.9 million and $39.1 million in 2006 and 2005, respectively, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers. It is possible that we will be required to enter into similar arrangements to settle other existing and potential antitrust claims.

Continuing negative publicity may adversely affect our business.

We have been the subject of substantial negative publicity relating to the antitrust investigations and related civil litigation and regulatory inquiries, including the employment litigation commenced by a former internal legal counsel. We may experience reluctance on the part of certain customers and suppliers to continue working with us on customary terms. The negative publicity, legal proceedings and resulting impact on our businesses could also have a negative impact on our ability to refinance our existing indebtedness when necessary. As a result of the antitrust investigations, the related litigation and negative publicity, members of senior management must spend significant management time and effort dealing with investigations, litigation and customer relations issues rather than the operation of our businesses. Moreover, the negative publicity could encourage increased scrutiny from governmental regulatory authorities relevant to our various businesses or make us a more attractive subject for third-party claims and disputes. Whether or not warranted, such negative attention could require us to incur additional costs to respond to or settle such matters or have a negative impact on our share price. Therefore, continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

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

We have 27 offices and employ 5,226 persons worldwide as of April 30, 2007.

General

We are a Luxembourg company and through our subsidiaries are currently engaged in two businesses: Transportation and Seafood.

The Transportation business includes parcel tankers, tank containers and terminals divisions. The Transportation business, which is carried out through SNTG, is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids.

The Seafood business, which is carried out through SSF, produces, processes and markets turbot, sturgeon caviar and sole. On April 29, 2005, we completed a joint venture between SSF and Nutreco called Marine Harvest, to establish a fish farming, processing and sales business. During fiscal year 2006 and most of fiscal year 2005, we owned 25% of the shares of Marine Harvest and Nutreco owned the remaining 75%. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. The transfer of ownership, which remained subject to approvals from regulatory and competition authorities, was completed on December 29, 2006. We did not contribute SSF’s turbot and sole operations in Europe and Southern bluefin tuna operations in Australia to Marine Harvest. Consequently, these businesses comprised SSF’s operations during fiscal year 2006. However, on December 18, 2006, we sold SSF’s Southern bluefin tuna business. Additionally, on December 22, 2006, we announced the completion of reacquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling

Caviar LLC for $5.1 million. Consequently, SSF’s ongoing operations in fiscal 2007 are comprised of its turbot and sole operations in Europe and its sturgeon and caviar business.

Until January 13, 2005, we also had an ownership interest in SOSA, an offshore contracting business. We owned a 41.7% economic and voting interest in SOSA as of November 30, 2004. In 2004, we reduced our economic and voting interest in SOSA and deconsolidated the activities of SOSA in our financial reports as we no longer had a controlling interest. On January 13, 2005, we sold all of our remaining ownership interest in SOSA.

Our Common Shares traded in the form of ADSs (each ADS representing one Common Share) in the U.S. on Nasdaq. Considering the relatively limited trading volume of our ADRs on Nasdaq and our belief that the costs and expenses associated with maintaining a dual listing outweighed the benefits of continuing a U.S. listing and registration, we have voluntarily delisted from Nasdaq, effective as of the close of trading on May 21, 2007, and terminated our American Depositary Receipt program. We intend to file a Form 15F with the SEC to terminate our registration and reporting obligations under the Securities Exchange Act as soon as we become eligible to do so. We will maintain our listing in Norway on the Oslo Børs.

Recent Significant Developments

Since the end of fiscal year 2006, we have taken a number of significant actions impacting our business, including the following:

•       On December 6, 2006, we paid an interim dividend of $0.50 per Common Share (including American Depositary Shares, each of which represents one Common Share) to shareholders of record as of November 20, 2006.

•       On December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (U.S. $70.0 million at the then current exchange rates). We recognized a gain of $44.3 million on the transaction in the first quarter of 2007.

•       On December 21, 2006, we announced that a subsidiary of SNTG signed a joint venture agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a new chemical and oil products terminal on Daxie Island. The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 204,000 cubic meters at a total estimated investment of $44 million. SNTG’s share of the initial investment is $22 million.

•       On December 22, 2006, we announced the completion of the acquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC, for a total purchase price of $3.8 million and the assumption of loans of $1.3 million, which represented the existing book value of the operations at the time of the acquisition.

•       On December 29, 2006, we announced we had completed the sale of our 25% shareholding in Marine Harvest to Geveran Trading Co. Ltd. (which in turn contributed the business to Pan Fish ASA) after receiving the required approvals from U.K. and French competition authorities. We recorded a gain of $21.8 million on this transaction in the first quarter of 2007 based upon the value of our investment in Marine Harvest.

•       On December 29, 2006, our 50% owned joint venture NYK Stolt Shipholding Inc. exercised options for two 12,500 dwt ships to be constructed at the Usuki Shipyard Co. Ltd. in Japan. The cost of each ship is approximately $30 million and delivery is expected in 2011.

•       Subsequent to November 30, 2006, we ordered 800 tank containers from China Industrial Manufacturing Company for $21.5 million.

•       In January 2007, we sold the barges Stolt Koeln and the Stolt Emden for a total of $3.5 million.

•       In March 2007, we purchased the Multitank Iberia for $14.9 million. The Multitank Iberia, which has been renamed the Stolt Razorbill, is a double hull, 5,797 dwt parcel tanker built in 1995 and will be used in SNTG’s inter-European service.

•       On April 10, 2007 we exercised our options for four 43,000 dwt parcel tankers from SLS Shipbuilding Co. Ltd (“SLS”). The aggregate price for the four ships is expected to be approximately $338 million and delivery is expected in 2011 and 2012.

•       On April 19, 2007, we announced our intention to voluntarily delist from the Nasdaq Global Select Market, which was effective as of the close of trading on May 21, 2007, and to terminate our American Depositary Receipt program.

Business Overview

Stolt-Nielsen Transportation Group

Our transportation business is carried out through SNTG, which represented approximately 96% of our 2006 operating revenue, and approximately 85% of our total assets as of November 30, 2006.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acid and other specialty liquids. SNTG is able to offer its customers a range of transportation and storage solutions on a worldwide basis through its intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

As of April 30, 2007, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

Tankers

SNTG has been a pioneer in the parcel tanker industry, an industry which derives its name from our first operating company, Parcel Tankers Inc., which was incorporated in Liberia in 1959. Parcel Tankers Inc. subsequently changed its name to Stolt-Nielsen Transportation Group Ltd. As of April 30, 2007, SNTG had a fleet of 157 parcel tankers, product tankers, river tankers, and barges ranging in size from approximately 1,200 to 40,160 dwt of which 80 parcel tankers were over 10,000 dwt, and with total capacity of approximately 2.5 million dwt. Of the 157 parcel tankers, 73 ships provide intercontinental service, 43 ships provide regional service and 41 ships provide inland or river service. Of the 157 parcel tankers, we own 67 ships, we have an interest in 18 ships via several joint ventures and we time charter, either directly or indirectly, 72 ships.

The parcel tanker industry occupies a market niche in the worldwide tanker trade and represents only about 6% of the dwt of the international tanker fleet. Unlike crude oil tankers which generally load a full cargo at one port for one customer and discharge at one destination, parcel tankers, as the name implies, carry many cargoes (as many as 58 parcels) for many customers on the same voyage and load and discharge cargo at many ports. A parcel tanker may carry a wide range of bulk liquids shipped in parcels of several hundred to several thousand tons each.

To facilitate handling of the diverse range of products carried by parcel tankers, our fleet is comprised of highly specialized ships. SNTG’s sophisticated intercontinental parcel tankers typically have 40 to

58 separate cargo tanks of varying sizes to permit the carriage of up to that number of fully segregated cargoes. The tanks are made of stainless steel or specially coated or lined steel to maintain the integrity of the variety of chemicals and other products carried and to facilitate cleaning. In addition, many tanks have independent heating and cooling systems to provide temperature control for each cargo. The level of sophistication of parcel tankers is reflected in newbuilding costs that are substantially higher than those for equivalently sized product tankers.

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

The STJS participants include affiliates and non-affiliates of SNSA. As of April 30, 2007, this fleet was comprised of 73 parcel tankers totaling approximately 2.2 million dwt. Of these, SNTG directly owns and operates 41 ships and time-charters eleven ships for participation in the STJS. The STJS collectively operates six ships owned by NYK Stolt Tankers, S.A. (“NYK Stolt,” 50%-owned by SNTG), three ships owned by Bibby Pool Partners Limited and three ships owned by Unicorn Lines (Pty) Limited. The STJS currently has 9 additional tankers on time-charter.

Each ship in the STJS is assigned an earnings factor based upon its cargo carrying capacity and technical capabilities. The profitability of each ship is determined by its share of the STJS results, and not by the specific voyages performed. This enables the management of the STJS to schedule the fleet to optimize its total results.

SNTG also operates tankers in five regional markets, two of which are in conjunction with joint venture partners. The Stolt NYK Asia Pacific Services Inc. (“SNAPS”) joint venture operates in the East Asia and Southeast Asia areas, with the tankers marketed by SNTG’s offices in these areas. The Stolt-Nielsen Inter-Europe Service (“SNIES”) operates small tankers in European coastal waters while Stolt-Nielsen Inter-Asia Service operates small tankers in East Asian coastal waters. The Stolt-Nielsen Inland Tanker Service currently operates 41 inland tankers on the Northwest European waterways while Stolt Transportation Services trades five inland barges in U.S. coastal waters.

In 2005, SNTG established a joint venture, Shanghai Sinochem-Stolt Shipping Co. Ltd., with Sinochem Shipping Co., Ltd to operate chemical tankers in the Chinese coast cabotage market. The joint venture received its operating license from the China Ministry of Communication and has secured three strategic contracts with multinational chemical companies in China. As of April 30, 2007, the joint venture is operating six ships, which includes four newbuildings from a Chinese shipyard delivered in August 2006, December 2006, January 2007 and March 2007, respectively. SNTG’s share of the joint venture is 49%.

We have entered into several commitments for the building of new ships at various shipyards. The following table summarizes newbuildings that will be either owned or operated by SNTG within its wholly owned operations or joint ventures. See the notes to the table below pertaining to ownership.

Name of Ship	Delivery Date	DWT	Shipyard	Ownership	Purchase Price
		(metric tons)			(In Millions of $)
STOLT TANKERS JOINT SERVICE
Hull No. 473	May 2008	44,000	SLS	SNTG BV	$57.5
Hull No. 474	September 2008	44,000	SLS	SNTG BV	57.5
Hull No. 475	November 2008	44,000	SLS	SNTG BV	57.5
Hull No. 476	February 2009	44,000	SLS	SNTG BV	57.5
Hull No. 488	June 2009	44,000	SLS	Gulf Navigation	(a)
Hull No. 489	August 2009	44,000	SLS	Gulf Navigation	(a)
Hull No. 504	May 2010	43,000	SLS	SNTG BV	84.5
Hull No. 505	August 2010	43,000	SLS	SNTG BV	84.5
Hull No. 506	November 2010	43,000	SLS	SNTG BV	84.5
Hull No. 507	February 2011	43,000	SLS	SNTG BV	84.5
Hull No. 508	May 2011	43,000	SLS	SNTG BV	84.5
Hull No. 509	August 2011	43,000	SLS	SNTG BV	84.5
Hull No. 510	November 2011	43,000	SLS	SNTG BV	84.5
Hull No. 511	February 2012	43,000	SLS	SNTG BV	84.5
Hull No. 149	September 2007	43,000	Aker Yards	SNTG BV	80.6
Hull No. 150	March 2008	43,000	Aker Yards	SNTG BV	80.6
Hull No. 151	September 2008	43,000	Aker Yards	SNTG BV	88.1
Hull No. 152	March 2009	43,000	Aker Yards	SNTG BV	88.3
Hull No. 153	August 2009	43,000	Aker Yards	SNTG BV	87.6
Hull No. 154	December 2009	43,000	Aker Yards	SNTG BV	86.9
Stolt Pondo	December 2007	33,000	Kitanihon	T/C by Unicorn	(a)
Unicorn	June 2011	25,000	Kitanihon	T/C by Unicorn	(a)
Orix Stolt	June 2008	19,900	Kurushima	T/C by SNTGBV	(a)
TOTAL FOR STJS (23 ships)		943,900			1,418.1
STOLT-NIELSEN ASIA PACIFIC SERVICE
Hull No. 1721	June 2010	12,500	Usuki	NSSH	32.0
Hull No. 1722	June 2010	12,500	Usuki	NSSH	32.0
Hull No. 3	June 2011	12,500	Usuki	NSSH	30.3
Hull No. 4	June 2011	12,500	Usuki	NSSH	30.3
TOTAL FOR SNAPS (4 ships)		50,000			124.6
SHANGHAI SINOCHEM-STOLT SHIPPING
Xingle 3	July 2007	3,697	Xingle	SSMS	7.8
Xingle 4	November 2007	3,697	Xingle	SSMS	7.8
TOTAL FOR SHANGHAI SINOCHEM-STOLT SHIPPING (2 ships)		7,394			15.6
TOTAL NEWBUILDINGS (29 ships)		1,001,294			$1,558.3

Notes:

(a)     Prices shown only for owned and joint venture-owned ships.

“SNTG BV” means Stolt-Nielsen Transportation Group B.V., a wholly owned subsidiary of SNSA.

“Gulf Navigation” means Gulf Navigation Company LLC of the United Arab Emirates.

“NSSH” means NYK Stolt Shipholding Inc., which is 50% owned by us.

“T/C” means time-chartered which is where a ship is hired for a certain period of time and the hire includes the crew and technical management of the ship.

“Unicorn” means Unicorn Lines (Pty) Limited.

“SSMS” means Stoltchem Ship Management (Shanghai) Ltd., which is 49% owned by us.

“SLS” means SLS Shipbuilding Co. Ltd.

“Aker Yards” means Aker Yards ASA.

“Kitanihon” means Kitanihon Shipbuilding Co. Ltd.

“Kurushima” means Shin Kurushima Dockyard Co. Ltd.

“Usuki” means Usuki Shipyard Co. Ltd.

“Xingle” means Ningbo Xingle Shipyard

We have also acquired ships in the open market.

•       On January 3, 2006, we purchased the Turchese which we renamed Stolt Frigate. The purchase price of this all stainless steel 6,155 dwt ship built in 1988 was approximately $9 million.

•       On May 19, 2006, we announced that SNTG had acquired two parcel tankers, each approximately 8,600 dwt, to meet growing customer demand in SNTG’s inter-European service. The sister ships Bow Wave and Bow Wind were purchased for $18.5 million each and were renamed Stolt Skua and Stolt Teal, respectively. We took delivery of the ships on September 12, 2006 and November 6, 2006, respectively.

•       On February 22, 2006, we announced that SNTG would exercise an option to acquire three product/chemical tankers that had been on bareboat charter, for a total cost of $40.7 million. Between March 28, 2006 and March 31, 2006 we took over the ownership of the three ships named Stolt Peak (formerly named the Montana Blue), Stolt Hill (formerly named the Montana Star) and Stolt Mountain (formerly named the Montana Sun). The three ships are being converted to double hull at an estimated total cost of $7.5 million to meet MARPOL Annex II regulations that took effect on January 1, 2007. The conversion for the Stolt Peak was completed on January 7, 2007. We expect the conversion of the other two ships to be completed in 2007.

•       In March 2007 we entered into an agreement to purchase the Multitank Iberia for $14.9 million. The Multitank Iberia is a double hull, 5,797 dwt parcel tanker built in 1995 and will also be used in our inter-European service.

•       On April 10, 2007 we exercised our options for four 43,000 dwt parcel tankers from SLS. The aggregate price for the four ships is expected to be approximately $338 million and delivery is expected in 2011 and 2012.

•       On April 11, 2006, SNTG announced that it had entered a strategic partnership with Gulf Navigation Company LLC of the United Arab Emirates. Gulf Navigation agreed to acquire two 44,000 dwt parcel tankers from SLS, in place of an option held by SNTG. Upon entering service in mid-2009, the ships will join the STJS fleet.

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

ISM is a regulatory requirement governed by the IMO. We have a complete quality assurance system to confirm that all of our operations are performed to a uniformly high standard and are properly documented.

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

Tank Containers

The emergence of tank containers as a means of transporting bulk liquids such as chemicals and oils dates back to the early 1970s. Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames, with the same outside dimensions as 20 foot dry box containers. They carry 17,000 to 26,000 liters of bulk liquids (16 to 24 tons, depending upon the specific gravity of the product). This compares to the smallest compartment in a parcel tanker which can carry approximately 100,000 liters of bulk liquid. Tank containers can be transported on container ships, rail cars, and trucks.

SNTG entered the tank container business in 1982 when it acquired United Tank Containers, which at the time operated about 400 tank containers. As the market grew, SNTG steadily expanded its tank container fleet through the purchase or lease of newly manufactured tank containers and through acquisitions. SNTG specializes in making all transportation arrangements from origin to destination on behalf of the shipper, which is known as “door-to-door” shipping. As of April 30, 2007, SNTG operated a fleet of 19,870 tank containers.

In November 2004, SNTG established a joint venture in China, Shanghai Stolt-Kingman Tank Containers Transportation Ltd, with Shanghai Kingman Container Service Company Limited. SNTG has an 80% interest in the company which was established to provide integrated, multi-modal tank container services to China’s bulk liquid chemical and food industries. In June 2005, SNTG acquired Ermefer, the food-grade container business of Group Ermewa S.A., a global provider of logistics services. This transaction added nearly 300 leased tanks to the food grade sector of the tank container division. In late 2005 and throughout 2006, SNTG added an additional 980 new units to its fleet by the purchase of newly built tank containers from the China Industrial Manufacturing Company.

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

Our tank container operations require infrastructure for tank cleaning and repair. In Europe and the U.S., third-party contractors primarily perform this work. In Rotterdam, Houston, and the Asia Pacific region, we have established our own facilities to ensure high standards of quality, reduce costs, and increase market penetration by facilitating the ready supply of containers. The facilities in Japan and Korea are operated through joint ventures. In October 2006 we opened a newly-built, wholly-owned tank cleaning and repair facility in Shanghai, China operating under the name Shanghai Stolt Container Terminal Ltd.

SNTG’s tank container operations have received ISO 9001:2000 certification which is a framework for quality management and quality assurance. SNTG’s Move/Quote System is used by the tank container personnel on a worldwide basis to schedule, track, trace and bill for tank container movements.

Terminals

SNTG owns or has investments in six bulk liquid storage terminals. SNTG’s terminals offer bulk liquid storage and handling services and are distribution centers for the transfer of products between various modes of transportation, including ships, rail, barge and tank trucks. SNTG currently owns and operates two tank storage terminals in the U.S. in Braithwaite, Louisiana and Houston, Texas, and one in Santos, Brazil, with a combined capacity of approximately 4.6 million barrels of liquid storage as of April 30, 2007. Each of these terminals serves as a central location for the storage and distribution of liquid chemicals, vegetable oils, and other products, providing utilities and storage and handling services to customers of SNTG’s parcel tankers as well as for third parties.

SNTG’s terminal operations also have interests in three operational joint ventures, with a combined storage capacity of 7.0 million barrels as of April 30, 2007: (i) a 49% interest in Stolthaven Westport Sdn. Bhd, which has a terminal facility in Malaysia, (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea and (iii) a 50% interest in Oiltanking Stolthaven Antwerp N.V., a terminal storage company in Antwerp, Belgium. SNTG also has an arrangement with subsidiaries of the global storage company Koninklijke Vopak N.V. (“Vopak”) pursuant to which we have preferential rights for SNTG ships to berth at two terminals located in Rotterdam, which is SNTG’s parcel tanker operations’ most frequently called port. This berthing arrangement saves SNTG time and, therefore, improves the efficiency of ship operations.

On July 21, 2006, a wholly-owned subsidiary of SNTG, entered into the Oiltanking Stolthaven Antwerp N.V. joint venture with Oiltanking GmbH. The terminal, which was formerly wholly-owned by a subsidiary of Oiltanking GmbH, is situated in the Port of Antwerp, Belgium and has a capacity of 3.1 million barrels of liquid storage serving the liquid chemical, gas and petroleum markets. The joint venture agreement also contemplates the completion of a new finger pier and commitments have been approved for an additional 2.2 million barrels of capacity to be completed between 2007 and 2009. The total cost of these commitments by the joint venture company is approximately $108 million.

On June 12, 2006, SNTG announced the signing of two joint venture  agreements with the Lingang Harbor Affairs Company for the long-term lease of waterfront property in Tianjin, China upon which a new chemical and oil products terminal is to be designed and built by SNTG. The terms of the joint venture agreements establish two joint venture companies, one that owns the terminal for bulk-liquid storage and one that owns the jetty and dock facilities. SNTG owns 65% of the Tianjin Stolthaven Terminal Co. Ltd. and 40% of the Tianjin Stolthaven Jetty Co. Ltd. The business licenses and certificates of approval for the joint ventures were received on January 11, 2007 and December 6, 2006, respectively. The initial phase of the terminal development is anticipated to include the construction of 47 storage tanks, with a total capacity of 1.1 million barrels, and a jetty at a total estimated investment of $58 million. The development is anticipated to require a $23 million investment from SNTG. The terminal’s first jetty became operational in November 2006 and is anticipated to be contributed to the joint venture in 2007 while the terminal is planned to be operational in the first quarter of 2008. The jetty is used as a lay-by berth for cleaning, loading stores and board-to-board operations.

On December 21, 2006, SNTG announced the signing of an agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a state-of-the-art chemical and oil products terminal on Daxie Island. Each party owns 50% of the newly formed joint venture company, Stolthaven Ningbo, Ltd. The business license and certificate of approval for the joint venture were received on January 29, 2007. The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 1.2 million barrels at a total estimated investment of $44 million. Our share of the initial investment is $22 million. We expect the terminal to be operational in 2008.

The following table contains information on SNTG’s terminals as of April 30, 2007:

Storage Location	% Holding	Year Acquired		Capacity (barrels)
Houston	100%	1982	*	2,547,300
Braithwaite	100%	2001		1,426,258
Santos	100%	1982		648,008
Subtotal				4,621,566
Joint Ventures
Westport, Malaysia	49%	1998		645,335
Ulsan, South Korea	50%	1999		3,308,440
Antwerp, Belgium	50%	2006		3,063,327
Subtotal				7,017,102
Total				11,638,668

*                    Until 1988 the Houston terminal was operated via a joint venture.

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

As of April 30, 2007, SNTG also operates a fleet of 520 leased railroad tank cars consisting of general-purpose low-pressure and specialized high-pressure tank cars.

Stolt Sea Farm

SSF is involved in the aquaculture industry. Aquaculture is the controlled breeding, growing and harvesting of seafood in a captive environment. The predecessor of SSF was founded by Jacob Stolt-Nielsen in 1972 and was acquired by us in 1991.

Until April 29, 2005, SSF produced, processed, and marketed a variety of high quality seafood. SSF had salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF diversified into farming species other than salmon, salmon remained the primary focus. SSF had worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific, and built a substantial seafood trading and distribution business in the Asia Pacific region. The following table sets forth operating revenue by farming region and product for the three years ended November 30, 2006 and reflects the contribution of most of SSF’s operations to the Marine Harvest joint venture as of April 29, 2005:

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Turbot	$48.7	$34.8	$29.1
Sole	0.3	0.1	0.1
Southern Bluefin Tuna	11.3	17.8	17.9
Sub-Total	60.3	52.7	47.1
Other Operations Contributed to Marine Harvest	—	192.8	412.0
Total Operating Revenue	$60.3	$245.5	$459.1

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. When we transferred the business, we retained our turbot and sole operations in Europe, and Southern bluefin tuna operations in Australia. However, on December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business.

On December 22, 2006, we announced the completion of SSF’s reacquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC, for a total purchase price of $3.8 million and the assumption of loans of $1.3 million, which represented the existing book value of the operations at the time of the reacquisition. The remaining share ownership is held by Sierra Aquafarms. Sterling Caviar LLC is based in Sacramento, California and had 2006 operating revenue of approximately $6 million. For additional information on the purchase of our ownership interest in the sturgeon and caviar business and on the deconsolidation and sale of our ownership in Marine Harvest, see “—General” above and Item 5. “Operating and Financial Review and Prospects—Management Overview—Description of our Business.” As a consequence of these various transactions, SSF’s current and ongoing operations are comprised of its turbot and sole operations in Europe and its sturgeon and caviar business in the U.S.

Turbot juveniles are produced by SSF and held in small land-based tanks through which sea water is pumped continuously. It takes an average of 28 months for the fish to grow to the optimum size for sale (about two kilograms). During this time the fish are sampled to control growth every month and monitored and fed daily, by hand or automatically. We have been developing for a number of years the ability to farm sole. SSF has a production capacity of 50 tons annually in two pilot facilities. SSF’s strategy is to guarantee a supply of turbot and sole to its customers throughout the year as there is very little seasonality in stock levels. SSF’s sales force in Lira, Spain markets all of its turbot production in Europe, mainly in Spain, France and Italy. Traditionally, there have been several intermediaries between producers and consumers of fresh seafood, but there is a trend to sell directly to food service operators, mainly supermarket chains. Most of the turbot is distributed from SSF’s packing plant in Lira, Spain using distribution channels for fresh fish in Galicia, the region of Spain where Lira is located.

SSF’s Southern bluefin tuna was caught in Australia around February of each year, with an average weight of 15 to 20 kilograms. The stock was kept in cages in a harbor with calm waters and fed for a six to eight month period ending in June to September when it was harvested and sold. During the feeding period Southern bluefin tuna doubles its average weight. Business was therefore very seasonal, with the majority of sales concentrated in three months and no stock at all of live Southern bluefin tuna held from October to February. SSF marketed all its Southern bluefin tuna production to the Japanese market, via Japanese importers or international traders. As noted above, on December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (U.S. $70.0 million at the then prevailing exchange rates).

Unconsolidated Joint Ventures

Marine Harvest

On April 29, 2005, we completed an agreement with Nutreco to contribute our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. While we owned Marine Harvest, it was the world’s largest producer and supplier of farmed salmon in the world. Marine Harvest was also an important supplier of sea trout and was pioneering the farming of species new to aquaculture such as cod, halibut, yellowtail, sturgeon, tilapia and barramundi. Marine Harvest’s main seafood markets were Asia, North America and Europe.

Marine Harvest’s sales and distribution methods varied from market to market, depending on the nature of the product and the structure of the market. Sales were to wholesalers, distributors, processors, food service organizations or retailers. Most distribution is performed by third-party suppliers on behalf of Marine Harvest.

Marine Harvest was initially funded with a combination of equity contributions and shareholder loans. Neither SNSA and its affiliates nor Nutreco has any ongoing cash funding obligations to Marine Harvest. In February 2006, Marine Harvest entered into a new €350 million credit facility. Marine Harvest used part of the proceeds from this facility to repay us approximately $65 million of principal repayment on our shareholder loan plus accrued interest.

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. For additional information on the contribution of our net assets to and sale of our ownership interest in Marine Harvest, see “—General” above and Item 5. “Operating and Financial Review and Prospects—Management Overview—Description of Our Business.” Please also see Note 4 to our Consolidated Financial Statements, included in Item 18 of this Report.

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

Financial Summary of Businesses

The following table sets forth the operating revenue, income or loss from operations and identifiable assets for each of our businesses for the year ended November 30, 2006:

	Operating Revenue		Operating Income (Loss)	Identifiable Assest
	(in millions, except percentages)
SNTG:
Tankers	$1,066	68%	$130	$1,535	61%
Tank Containers	352	22	43	147	6%
Terminals	94	6	30	372	15%
SNTG Corporate	4	*	(29)	76	3%
	1,516	96	174	2,130	85%
SSF	61	4	16	389	15%
Corporate and Other	—	*	(21)	(5)	0%
Total	$1,577	100%	$169	$2,514	100%

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

	For the years ended November 30,
	2006	2005	2004
	(in millions)
SNTG:
Tankers:
U.S.	$347	$301	$285
South America	93	93	77
Netherlands	77	80	67
Other Europe	175	170	112
Malaysia	104	87	69
Other Asia	144	95	92
Middle East	62	64	49
Africa	64	71	61
Other	—	5	29
	$1,066	$966	$841
Tank Containers:
U.S.	$105	$93	$91
South America	11	11	10
France	37	36	30
Other Europe	83	81	74
China	31	28	16
Japan	17	18	19
Other Asia	52	52	45
Other	16	15	12
	$352	$334	$297
Terminals:
U.S.	$79	$71	$63
Brazil	15	12	13
	$94	$83	$76
SNTG Corporate	$4	$8	$5
Total SNTG	$1,516	$1,391	$1,219
SSF:
U.S.	$—	$49	$119
Canada	—	9	18
Chile	—	7	11
United Kingdom	2	10	28
Norway	1	13	24
Spain	29	22	21
France	5	5	12
Belgium	1	7	12
Italy	9	4	1
Other Europe	3	26	41
Japan	11	43	85
Singapore	—	25	21
Taiwan	—	—	14
Other Asia	—	22	52
Others	—	4	—
Total SSF	$61	$246	$459
Corporate and Other	—	1	2
Total SNSA	$1,577	$1,638	$1,680

Seasonality

SNTG’s markets can be impacted by a variety of seasonal factors including unpredictable weather patterns that can disrupt ship operations, an increase in the clean petroleum market in the winter months caused by increased consumption of oil in the Northern hemisphere, and summer and holiday periods which can result in decreased market activity.

SSF’s turbot operations typically has peak sales in December of twice the level of most other months. Caviar sales typically peak in November and December of each year, with these months accounting for approximately 30 percent of annual sales.

Key Supplier Relationships

Ship bunker fuel is the most significant cost for SNTG, representing approximately 28% of total fleet operating costs and is subject to volatility primarily due to the fluctuating price of oil. The market for bunker fuel is competitive and we source from a number of different suppliers. For additional information, see Item 3. “Key Information—Risk Factors—Risks Related to Our Industries and Operations—Price fluctuations in ship fuel may impact our profitability.”

Feed for fish accounts for approximately 25% of the operating cost for SSF’s turbot operations. Fish feed is typically produced from other wild catch of certain species of fish. Fluctuations in the price of feed could have an impact on SSF’s profitability. SSF’s ability to pass on increases in feed costs to their customers is dependent on the strength of the market for their products. Although there are a limited number of fish feed suppliers, pricing of fish feed is generally competitive.

Regulation

Our businesses are subject to international conventions, U.S. regulations and other governmental regulations which strictly regulate various aspects of our operations. In addition, we are required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to our equipment and operations. The type of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have all permits, licenses and certificates necessary to conduct our operations and have the ability to obtain new permits, licenses and certificates as needed when entering into new countries. Some countries such as China require that we enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business. We have entered into such arrangements where necessary.

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

Based on both international and U.S. security initiatives prompted by terrorist activities, we have implemented the security measures required by the U.S. Maritime Transportation Security Act of 2002 (“MTSA”).

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

Under the Coast Guard and Maritime Transportation Act of 2006, OPA ‘90 limits increased for shipowners’ and ship operators’ liability for tankers over 3,000 gross tons to the greater of $1,200 per gross ton or $22 million for damages, cleanup, and removal costs. Owners and operators of onshore facilities, including oil terminals, are liable for removal costs and damages up to a limit of $62 million. However, OPA ‘90 provides for unlimited liability if the spill was proximately caused by: (i) gross negligence or willful misconduct; (ii) violation of an applicable federal safety, construction or operating regulation by the responsible party, its agents or employees or any person acting pursuant to a contractual relationship with it; or (iii) if the owner or operator fails to report the spill, provide reasonable cooperation in connection with a removal order or, without sufficient cause, to obey an order issued by an authority under a removal regulation. For owners and operators of ships carrying hazardous substances as cargo, the liability provisions under CERCLA are $300 per gross ton or $5 million, whichever is greater. Facility owners and operators are liable for the total of all response costs plus $50 million for damages as defined under CERCLA. The CERCLA damages provisions are broadly similar to those of OPA ‘90. CERCLA also contains provisions similar to OPA ‘90 for breaking liability limits. CERCLA contains various reporting provisions, some of which are more detailed than OPA ‘90. Furthermore, both OPA ‘90 and CERCLA provide that individual U.S. states may issue their own pollution prevention laws and regulations, which laws and regulations may impose greater liabilities than set out in, and which may differ significantly from, OPA ‘90 or CERCLA. Many states have, in fact, enacted such provisions which provide for virtually unlimited liability for pollution accidents occurring in their waters.

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

International Convention for the Prevention of Pollution from Ships

The IMO, a specialized agency of the United Nations, is responsible for improving maritime safety and preventing pollution from ships by establishing regulations for international shipping companies. Effective January 1, 2007, the IMO adopted amendments to the MARPOL Annex II, which require that a number of products, such as vegetable oil, palm oil, coconut oil and palm fatty acids, that formerly could be transported in single-hull cargo tanks, be transported in double-hull cargo tanks. It is estimated by market research companies that this will affect approximately 46 million tons of cargo worldwide which were previously transported by single-hull cargo tanks. Although the full impact on our markets is not fully known, 72% of our ships are equipped with double-hull cargo tanks and we expect an increase in demand for those ships. For additional information, see Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations.’’

The IMO has further developed the Annex VI protocol of MARPOL 73/78 Regulations for the Prevention of Air Pollution from Ships (“MARPOL Annex VI”). The regulations prohibit ozone-depleting emissions, put limits on sulphur oxide and nitrogen oxide emissions and set retroactive requirements for diesel engines and incinerators. Marpol Annex VI became effective on May 19, 2005 and applies to all of our ships. The regulations cover a wide range of emission controls. One example of this is Regulation 14 which concerns sulphur oxide emissions from ships. Regulation 14 prescribes the quality of fuel to be used generally and within certain areas. It stipulates that the sulphur content in the fuel for worldwide consumption shall not exceed 4.5% and that fuel used within Sulphur Emission Control Areas (“SECA”) shall not have a sulphur content exceeding 1.5%. SECA are areas where stricter control measures for sulphur emission are in place, requiring the use of more expensive low-sulphur fuel within the area, as well as on entering and leaving the area. For ships with standard fuel oil system configurations this operation may have time and cost implications, including the higher cost of low-sulphur fuels. On May 16, 2006, the Baltic Sea was designated as a SECA, and on August 11, 2007, the North Sea and the British Channel will be adopted as a SECA. Further SECA will be adopted in due course.

Stolt Sea Farm

SSF is subject to the laws and regulations of the individual countries, including the U.S., Spain, Norway, Portugal and France, in which its operations are situated, which strictly regulate various aspects of its operations. The hatcheries, on growing sites, and slaughteries are regulated by state environmental laws and laws regarding treatment of, and protection from, fish diseases and pollution.

All species of sturgeon have now been added to Appendix II of the Convention on International Trade in Endangered Species of Wild Fauna and Flora. As a result, all international trade of sturgeon and caviar is now regulated, and all exports require proper documentation. While this does not affect the sale of SSF’s sturgeon and caviar products within the U.S., it does mean that exports from the U.S. require proper license documentation. We have obtained the necessary license documentation from the U.S. government and have the required procedures in place to export.

Competition

Stolt-Nielsen Transportation Group

Each of SNSA’s businesses competes in a dynamic and highly-competitive environment. In the parcel tanker business, price is an important factor in determining which supplier of transportation services is awarded a contract but it is not the only factor. Additional factors that drive customers’ decisions include, among others, relationships with existing customers, the quality of service, the track record in providing service if the firm is the incumbent, the environmental and safety record of the firm, the availability of service—including sufficient frequency of voyages in relevant tradelanes, the technical capabilities of ships, the degree of customized service required, the ability to assure sufficient capacity despite fluctuating contract demand, and whether the customer wishes to have integrated door-to-door service through a combination of tankers, container and terminal service. Across all of SNTG’s businesses, SNTG’s customer base includes the world’s largest chemical companies, and its customers are extremely sophisticated consumers of transportation and storage services, with extensive in-house transportation purchasing departments and the ability to call upon outside brokers and consultants in making logistics and transportation purchasing decisions, whether on a spot or contract basis.

In general, SNTG’s tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker business can be divided into two segments, deep-sea and regional, which depend on the routes and ships employed. For its deep-sea COA business, SNTG competes with many competitors worldwide including Odfjell, Aurora, Clipper Wonsild Tankers, Jo Tankers, Dorval Shipping, Marnavi, Tokyo Marine, Eitzen Chemical, Chembulk Tankers, MISC, Hiltveit Associates, Fairfield

Chemical Carriers, Formosa Marine, Seatrans Ermefer and United Chemical Tankers. SNTG’s parcel tanker business also competes with owners who provide clean petroleum product transportation services, such as OMI, TORM and Brostrom Tankers SA, as well as regional fleets and in some cases the customer’s own fleet. SNTG’s tank container operations compete primarily with European-based tank container operators. The competition in the tank container market is highly fragmented, with SNTG facing competition from a variety of competitors, including larger, global players. Competitors include Hoyer, VOTG Tanktainer, United Tank Transport, Bulkhaul, Suttons, Interflow, Leschaco, Dana, Nippon Concept and Taby, as well as scores of smaller tank container operators. SNTG also competes with tank container leasing companies, freight forwarders, container shipping lines, which operate tank containers and other modes of bulk liquid transportation, including intermediate bulk containers, flexibags, drums and tank trucks. SNTG’s terminal operations compete with other international terminal networks, local independent terminal companies as well as our customers’ own storage facilities. Geographic location is the key competitive factor. In the ports where SNTG has storage facilities, SNTG either maintains a significant presence or occupies a niche in terms of products handled.

Stolt Sea Farm

In Spain, Portugal and France, SSF competes primarily with other Spanish and French producers of turbot and with suppliers of wild turbot.

Caviar is produced in small sites in different countries around the world, which are typically the same size as our production sites. SSF competes with all of them and with the caviar from wild sturgeon, which is subject to over-catch and regulating quotas that are decreasing its availability.

Insurance

We maintain insurance against physical loss and damage to our assets as well as coverage against liabilities to third parties we may incur in the course of our operations. Assets are insured at replacement cost, market value, or assessed earning power. The SNSA corporate insurance includes SNTG and SSF.

The owned fleet of SNTG is currently covered by hull and machinery insurance in the aggregate amount of $2.8 billion. The hull and machinery policy covers the value of the ships themselves and related equipment. Marine liabilities, such as loss of life and injury, collisions, pollution and liability arising from the carriage of cargo, which may be incurred through the operation of ships, are insured under marine protection and indemnity insurance. The coverage has a limit of approximately $5 billion per incident, except for marine oil pollution which is limited to $1 billion per occurrence. Non-marine liabilities, such as liability for third-party injury and property damage not arising from ship operations, are insured up to $200 million per event.

Our fish stock is insured for losses with respect to mortality and physical loss of fish stock. Our captive insurance company retains a deductible, the excess of which is reinsured. The limit on the reinsurance is $7.3 million for any one event and the average value of the stock is $17 million.

We believe our insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which we operate. It is possible, however, that we could incur liabilities in excess of our insurance coverage.

For additional information on our captive insurance subsidiary, Marlowe Insurance Ltd., see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Captive Insurance Company.”

For information on risks related to our insurance coverage, see Item 3. “Key Information—Risk Factors—Risks Related to Our Industries and Operations—We are exposed to substantial hazards and risks that are inherent in the industries in which we operate, which may result in loss of revenues, increased expenses, or liabilities which may potentially exceed our insurance coverage and contractual indemnity provisions.”

Significant Subsidiaries

As of April 30, 2007, our significant subsidiaries are as follows:

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

Parcel Tankers Operated by Stolt Tankers Joint Service
as of April 30, 2007

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT INNOVATION CLASS
Stolt Capability	1998	37,000	NYK Stolt	Liberia
Stolt Efficiency	1998	37,000	SNTG BV(1)	Cayman
Stolt Inspiration	1997	37,000	SNTG BV(1)	Cayman
Stolt Creativity	1997	37,000	SNTG BV(1)	Cayman
Stolt Invention	1997	37,000	NYK Stolt	Liberia
Stolt Confidence	1996	37,000	SNTG BV(1)	Cayman
Stolt Innovation	1996	37,000	SNTG BV (1)	Cayman
Stolt Concept	1999	37,000	SNTG BV (1)	Cayman
Stolt Effort	1999	37,000	SNTG BV(1)	Cayman
STOLT ACHIEVEMENT CLASS
Stolt Achievement	1999	37,000	SNTG BV(1)	Cayman
Stolt Perseverance	2001	37,000	SNTG BV(1)	Cayman
STOLT HELLULAND CLASS
Stolt Vinland	1992	29,999	SNTG BV(1)	Cayman
Stolt Vestland	1992	29,999	SNTG BV(1)	Cayman
Stolt Helluland	1991	29,999	SNTG BV(1)	Cayman
Stolt Markland	1991	29,999	SNTG BV(1)	Cayman
STOLT SAPPHIRE CLASS
Stolt Jade	1986	38,746	SNTG BV(1)	Cayman
Stolt Aquamarine	1986	38,746	SNTG BV(1)	Cayman
Stolt Topaz	1986	38,720	SNTG BV(1)	Cayman
Stolt Emerald	1986	38,720	SNTG BV(1)	Cayman
Stolt Sapphire	1986	38,746	NYK Stolt	Liberia
STOLT FALCON CLASS
Stolt Eagle	1980	37,082	SNTG BV(1)	Liberia
Stolt Condor	1979	37,200	SNTG BV(1)	Liberia
Stolt Heron	1979	37,075	SNTG BV(1)	Liberia
Stolt Hawk	1978	37,080	SNTG BV(1)	Liberia
Stolt Osprey	1978	37,080	SNTG BV(1)	Liberia
Stolt Falcon	1978	37,200	SNTG BV(1)	Liberia
STOLT PRIDE CLASS
Stolt Excellence	1979	32,093	SNTG BV(1)	Liberia
Stolt Loyalty	1978	32,091	SNTG BV(1)	Liberia
Stolt Tenacity	1978	32,093	SNTG BV(1)	Liberia
Stolt Integrity	1977	32,057	SNTG BV(1)	Liberia
Stolt Sincerity	1976	31,942	SNTG BV(1)	Liberia
Stolt Pride	1976	31,942	SNTG BV(1)	Liberia
STOLT AVANCE CLASS
Stolt Avenir	1978	23,275	SNTG BV(1)	Liberia
STOLT SEA CLASS
Stolt Sea	1999	22,500	SNTG BV(1)	Cayman
Stolt Sun	2000	22,210	SNTG BV(1)	Cayman
Stolt Span	1999	22,460	NYK Stolt	Liberia
Stolt Surf	2000	22,460	SNTG BV(1)	Cayman
Stolt Stream	2000	22,917	SNTG BV(1)	Cayman

Stolt Spray	2000	22,460	SNTG BV(1)	Cayman
SUPERFLEX CLASS
Stolt Guardian	1983	39,726	SNTG BV(1)	Liberia
Stolt Protector	1983	39,782	SNTG BV(1)	Liberia
Stolt Peak	1991	40,153	SNTG BV	Liberia
Stolt Hill	1992	40,160	SNTG BV	Liberia
Stolt Mountain	1994	40,160	SNTG BV	Liberia
STOLT ASPIRATION CLASS
Stolt Aspiration	1987	12,219	NYK Stolt	Liberia
Stolt Alliance	1985	12,674	NYK Stolt	Hong Kong
Stolt Taurus	1985	12,749	T/C by SNTG BV	Liberia
Stolt Titan	1985	12,691	T/C by SNTG BV	Liberia
Stolt Devon	1985	12,721	Bibby	Panama
TRIUMPH CLASS
Stolt Kent	1998	19,300	Bibby	Isle of Man
Stolt Dorset	1997	19,299	Bibby	Panama
STOLT VALOR CLASS
Stolt Valor	2003	25,000	T/C by SNTG BV	Hong Kong
Stolt Vanguard	2004	25,261	T/C by SNTG BV	Hong Kong
Stolt Virtue	2004	25,000	T/C by SNTG BV	Liberia
Stolt Vision	2005	25,147	T/C by SNTG BV	Hong Kong
OTHER PARCEL TANKERS
Stolt Nanami	2003	19,500	T/C by STJS	Panama
Stolt Courage	2004	32,329	T/C by STJS	Philippines
Stolt Endurance	2004	32,306	T/C by STJS	Philippines
Stolt Glory	2005	32,400	T/C by SNTG BV	Philippines
Stolt Strength	2005	32,400	T/C by SNTG BV	Philippines
Stolt Zulu	2006	25,000	Unicorn	Panama
Stolt Basuto	2006	25,000	Unicorn	Singapore
Stolt Swazi	2007	19,900	Unicorn	Panama
Stolt Viking	2000	26,600	SNTG BV(1)	Cayman
Moyra	2005	19,820	T/C by STJS	Gibraltar
Holmen	2006	19,700	T/C by STJS	Singapore
Stolt Ami	2006	19,900	T/C by SNTG BV	Panama
Varden	1989	29,995	T/C by SNTG BV	Malaysia
Stolzen	1990	29,990	T/C by SNTG BV	Malaysia
Hellen	2006	19,700	T/C by STJS	Singapore
Matterhorn	2006	19,925	T/C by STJS	Switzerland
Jo Spruce	1993	36,782	T/C by STJS	Netherlands
Shamrock Venus	2006	19,700	T/C by STJS	Singapore
TOTAL IN STJS (73 ships)		2,156,880

Parcel Tankers and Barges Outside the Stolt Tankers Joint Service
Operated and/or Controlled by Stolt Affiliates
as of April 30, 2007

	Year Built	DWT (Metric Tons)	Ownership	Registry
STOLT-NIELSEN INTER-EUROPE SERVICE
Stolt Shearwater	1998	5,498	DRF	Cayman
Stolt Kittiwake	1993	4,710	SNTG BV(1)	United Kingdom
Stolt Guillemot	1993	4,676	SNTG BV(1)	United Kingdom
Stolt Cormorant	1999	5,498	DRF	Cayman
Stolt Kestrel	1992	5,758	SNTG BV(1)	Cayman
Stolt Petrel	1992	4,794	SNTG BV(1)	Cayman
Stolt Tern	1992	4,794	SNTG BV(1)	Cayman
Stolt Dipper	1992	4,794	SNTG BV(1)	Cayman
Stolt Kite	1992	4,794	SNTG BV(1)	Cayman
Stolt Hikawa	1992	8,080	SNTG BV(1)	Cayman
Stolt Puffin	1992	5,758	SNTG BV(1)	Cayman
Stolt Fulmar	2000	5,498	DRF	Cayman
Stolt Egret	1992	5,758	SNTG BV(1)	Cayman
Stolt Avocet	1992	5,758	SNTG BV(1)	Cayman
Stolt Gannet	1992	7,950	SNTG BV(1)	Cayman
Stolt Skua	1999	8,594	SNTG BV	Cayman
Stolt Teal	1999	8,581	SNTG BV	Cayman
Stolt Frigate	1988	6,155	SNTG BV	United Kingdom
STOLT-NIELSEN INTER-ASIA SERVICE
Stolt Distributor	2002	3,992	T/C by SNTG BV	Panama
Royal Cristal 7	2007	13,081	T/C by SNTG BV	Panama
STOLT NYK ASIA PACIFIC SERVICE
Stolt Suisen	1998	11,537	NSSH	Liberia
Stolt Botan	1998	11,553	NSSH	Liberia
Stolt Kikyo	1998	11,545	NSSH	Liberia
Stolt Acacia	1986	9,940	NSSH	Cayman
Stolt Azami	1997	11,564	NSSH	Liberia
Stolt Ayame	1991	9,070	NSSH	Hong Kong
Stolt Azalea	1988	7,582	NSSH	Liberia
Stolt Lily	1988	7,593	NSSH	Liberia
Stolt Orchid	2003	8,811	T/C by SNTGB	Panama
Stolt Jasmine	2005	12,430	T/C by NSSH	Panama
Stolt Rindo	2005	11,519	T/C by NSSH	Panama
Stolt Violet	2004	8,792	T/C by SNTGB	Panama
SHANGHAI SINOCHEM-STOLT SHIPPING
Caihongnushnen	2000	3,713	SSC	China
Bai Yang	2006	3,697	SSMS	China
Ao Xing	1998	3,989	SNTG BV	China
Wang Nian Qing	2007	3,200	SSMS	China
Chang Chun Tern	2006	3,200	SSMS	China

Hong Feng	2007	3,697	SSMS	China
STOLT-NIELSEN INLAND TANKER SERVICE
Stolt Alliantie	1999	1,600	T/C by SNTG BV	Netherlands
Stolt Emden	1980/1998	1,388	T/C by SNTG BV	Germany
Stolt Madrid	1994	1,560	SNTG BV	Netherlands
Stolt Oslo	1994	1,556	SNTG BV	Netherlands
Ingrit	1994	1,202	T/C by SNTG BV	Netherlands
Stolt Waal	1993	2,095	SNTG BV	Netherlands
Stolt Somtrans	1993	2,408	T/C by SNTG BV	Belgium
Stolt Wien	1993	2,157	SNTG BV	Netherlands
Stolt Mosel	1992	2,133	SNTG BV	Netherlands
Stolt Main	1992	2,124	SNTG BV	Netherlands
Stolt Neckar	1992	2,095	SNTG BV	Netherlands
Stolt Maas	1992	2,096	SNTG BV	Netherlands
Stolt Basel	1992	2,404	SNTG BV	Netherlands
Stolt Lausanne	1992	2,359	SNTG BV	Netherlands
Turbulentie	1986/1990	1,777	T/C by SNTG BV	Netherlands
Stolt Koeln	1989	1,701	T/C by SNTG BV	Germany
Tolerantie	2006	3,000	T/C by SNTG BV	Netherlands
Thysstad	2000	2,500	T/C by SNTG BV	Belgium
Stolt Merlux	2002	2,001	T/C by SNTG BV	Netherlands
Stolt Texas	2002	3,198	T/C by SNTG BV	Netherlands
Wervelwind	1988/2003	1,689	T/C by SNTG BV	Netherlands
Stolt Hamburg	1992	1,283	T/C by SNTG BV	Netherlands
Stolt Variante	2003	2,000	T/C by SNTG BV	Netherlands
Carrera	2004	3,149	T/C by SNTG BV	Belgium
Fellowship	2004	3,143	T/C by SNTG BV	Netherlands
Provider	2004	3,147	T/C by SNTG BV	Netherlands
Poseidon	2000	2,512	T/C by SNTG BV	Netherlands
Concentus	2004	2,992	T/C by SNTG BV	Netherlands
Stolt Antwerpen	1984	1,600	T/C by SNTG BV	Netherlands
Christiaan	2000	2,554	T/C by SNTG BV	Netherlands
Mirevito	1999	1,500	T/C by SNTG BV	Netherlands
Roxanna	2000	2,595	T/C by SNTG BV	Netherlands
Orinoco	2004	1,875	T/C by SNTG BV	Belgium
Emma06	2005	2,994	T/C by SNTG BV	Netherlands
Ardijo	1987	3,177	T/C by SNTG BV	Germany
Oranje Nassau	2005	3,348	T/C by SNTG BV	Netherlands
Stanleystad	2005	5,750	T/C by SNTG BV	Belgium
Piz Amalia	1993	1,605	T/C by SNTG BV	Netherlands
Piz Albris	1991	1,608	T/C by SNTG BV	Netherlands
Piz Albana	1992	1,605	T/C by SNTG BV	Netherlands
Thrasos	1992	2,717	T/C by SNTG BV	Netherlands
STOLT-NIELSEN TRANSPORTATION GROUP INC.
MMI 101	1964	2,186	T/C by SNTGI	U.S.
MMI 110	1964	1,991	T/C by SNTGI	U.S.
MMI 111	1968	1,991	T/C by SNTGI	U.S.
MMI 304	1968	2,436	T/C by SNTGI	U.S.

MMI 501	1973	1,994	T/C by SNTGI	U.S.
Total Outside STJS (84 ships)		372,748
GRAND TOTAL (157 ships)		2,529,628

(1)          These parcel tankers are subject to ship mortgages related to certain of our debt. The total net book value of mortgaged SNTG ships was approximately $0.9 billion as of April 30, 2007.

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

“SSC” means Sinochem Shipping Co. Ltd (Hainan), which is the other partner of the Stoltchem Ship Management (Shanghai) Ltd joint venture, which is 49% owned by us.

“SSMS” means Stoltchem Ship Management (Shanghai) Ltd., which is 49% owned by us.

Other Properties—SNTG

In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SNTG as of April 30, 2007:

	Owned	Leased	Debt Outstanding (as of February 28, 2007)
	(acres)		(in millions)
Houston bulk liquid storage terminal	214	—	$144	(a)
Braithwaite bulk liquid storage terminal	603	—	144	(a)
Santos bulk liquid storage terminal	28	—	—
Perth Amboy land	80	—	—
Singapore tank container depot	—	4	—
Rotterdam pier	—	3	—
	925	7	$144	(a)

(a)           Both the Houston and Braithwaite bulk liquid storage terminals are collateral for a $144 million term loan.

Other Properties—SSF

In addition to owned or leased office space, we own or hold under long-term leases the following real property in connection with SSF as of April 30, 2007.

	Owned	Leased	Production Capacity
	(acres)		(tons/year)
Ongrowing Sites
Vilan Spain	21.5	—	1,200
Lira Spain	23.5	—	1,200
Quilmas Spain	3.7	—	340
Merexo Spain	5.6	—	280
Couso Spain	6.7	—	350
Palmeira Spain	0.7	—	60
Tocha Portugal	—	58.1	220
Oye Norway	—	5.1	240
Anglet France	—	5.1	190
Subtotal	61.7	68.3	4,080

			(thousands of juveniles/year)
Hatcheries
Merexo Spain	1.5	—	2,000
Quilmas Spain	1.2	—	1,500
Subtotal	2.7	—	3,500

			(tons/year)
Processing Plant
Lira Spain	0.2	—	4,500
Subtotal	0.2	—	4,500
Total	64.6	68.3

None of the above SSF facilities are collateral for our debt obligations.

Capital Expenditures

Capital expenditures by business over the last three years are summarized below. There were no significant disposals during the three-year period.

	For the years ended November 30,
	2006	2005	2004
	(in millions)
SNTG:
Tankers	$264.4	$93.0	$6.5
Tank Containers	18.4	35.3	3.7
Terminals	11.3	20.6	23.6
SNTG Corporate	1.6	4.3	0.3
Total SNTG	295.7	153.2	34.1
SSF	3.1	5.6	17.2
Sub-total	298.8	158.8	51.3
Discontinued Operations	—	—	1.6
Total SNSA	$298.8	$158.8	$52.9

Our projected capital expenditures for 2007 amount to approximately $490 million, comprised of $438 million for SNTG, $12 million for SSF and $40 million for SNSA Corporate. During the quarter ended February 28, 2007, we spent approximately $44 million for SNTG, relating mainly to the down-payment for newbuildings of $24 million and purchase of 570 tank containers for $11 million. The remaining major projects for SNTG in 2007 are primarily related to the down-payment for newbuildings of $234 million, upgrades to newly purchased ships for $11 million, life extensions of three parcel tankers, the Stolt Integrity, Stolt Sincerity and Stolt Falcon, for $6 million, purchase of the Multitank Iberia for $15 million, expansion of terminal facilities of $14 million, the repurchase of 2,632 tank containers which are currently on operating lease for $32 million and the purchase of 1,430 tank containers for $34 million. The remaining major projects for SSF in 2007 are primarily related to capacity and maintenance projects.

We anticipate financing our projected capital expenditure primarily through: a) cash flow from operations and b) commercial bank and export bank loans.

Further, during the quarter ended February 28, 2007, we contributed $10 million to Shanghai Sinochem-Stolt Shipping Co. Ltd. for capital expansion of the joint venture. We also expect to contribute in 2007 an additional $13 million to Shanghai Sinochem-Stolt Shipping Co. Ltd., $5 million to Oiltanking Stolthaven Antwerp N.V., $23 million to Tianjin Stolthaven Jetty Co. Ltd. and Tianjin Stolthaven Terminal Co. Ltd. and $22 million to Stolthaven Ningbo, Ltd. for capital expansion of the joint ventures. In addition, as of February 28, 2007 we have made a $21 million shareholder loan to Oiltanking Stolthaven Antwerp N.V. and we expect to loan them an additional $20 million in 2007. This has been and will be used of repay external debt of Oiltanking Stolthaven Antwerp N.V.

Proceeds from Asset Sales

In 2006, proceeds from sale of assets were $24.1 million, primarily from the sale of five ships (the Stolt Taurus, Stolt Titan, Stolt Avance, Stolt London and Stolt Rom) and sale of land in Houston.

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

Item 4.A.             Unresolved Staff Comments.

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of our 2006 fiscal year and that remain unresolved.

Item 5.                        Operating and Financial Review and Prospects.

Introduction

This section discusses matters we consider important for an understanding of our financial condition and results of operations during each of the three fiscal years in the period ended November 30, 2006. This discussion consists of:

•       Management Overview;

•       Factors Affecting Our Financial Condition and Results of Operations;

•       Critical Accounting Estimates;

•       Impact of Recent Accounting Standards;

•       Strategic Outlook;

•       Outlook for Fiscal Year 2007;

•       Results of Operations; and

•       Liquidity and Capital Resources.

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

On April 29, 2005, we completed a joint venture called Marine Harvest, between SSF and the fish farming and sales business of Nutreco. We contributed most of the operations of SSF into the Marine Harvest joint venture, retaining SSF’s turbot and sole operations in Europe and its Southern bluefin tuna ranching operations in Australia. During fiscal year 2006 and the most of 2005, we owned 25% of the outstanding shares of Marine Harvest and Nutreco owned the remaining 75%. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest and on March 29, 2006 we received prepayment of €293.8 million ($353.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The transfer of ownership, which remained subject to approvals from regulatory and competition authorities, was completed on December 29, 2006. Accordingly we continued to include the results of Marine Harvest in our consolidated results for the fiscal year ended November 30, 2006 using the equity method of accounting. On December 18, 2006, we announced the completion of the sale of SSF’s Southern bluefin tuna business. The results of SSF’s Southern bluefin tuna operations have been included in SNSA’s consolidated results for the year ended November 30, 2006. On December 22, 2006, we announced the completion of SSF’s reacquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC for $5.1 million. As a consequence of these various transactions, SSF’s current and ongoing operations are comprised of its turbot and sole operations in Europe and its sturgeon and caviar business.

Until January 13, 2005, we also had an ownership interest in SOSA, an offshore contracting business. Throughout much of fiscal year 2004, including at year end, we owned a 41.7% economic and voting interest in SOSA. We deconsolidated the activities of SOSA in our financial reports as of February 19, 2004, as we no longer had a controlling interest. From the second quarter of 2004 on, we accounted for our interest in SOSA using the equity method of accounting. On January 13, 2005, we sold all of our ownership interest in SOSA. We reported a net gain of $355.9 million on the sale in the results for the first quarter of 2005.

Our Common Shares traded in the form of ADSs (each ADS representing one Common Share) in the U.S. on Nasdaq. Considering the relatively limited trading volume of our ADRs on Nasdaq and our belief that the costs and expenses associated with maintaining a dual listing outweighed the benefits of continuing a U.S. listing and registration, we have voluntarily delisted from Nasdaq effective as of the close of trading on May 21, 2007, and terminated our American Depositary Receipt program. As part of the costs associated with the delisting and cancellation of the ADR program, we have arranged with the ADR depositary for a reduction of the termination fee charged to ADR holders pursuant to the Deposit Agreement from the $0.05 fee per ADS presented for cancellation to $0.025 per ADS. We have agreed to pay a fee to the depositary of $200,000 related to this fee reduction, in addition to an approximate $293,000 reimbursement to be paid the depositary for previously waived expenses and fees. We intend to file a Form 15F with the SEC to terminate our registration and reporting obligations under the Securities

Exchange Act as soon as we become eligible to do so. We will maintain our listing in Norway on the Oslo Børs.

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

As of April 30, 2007, SNTG is, based on the deadweight tons of the fleet, one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

We utilize our terminals to improve the operational efficiency of SNTG’s parcel tankers. Our terminals offer storage and distribution services to the same customers that use our parcel tanker and tank container operations and can store and distribute the same products. We can reduce the amount of time our ships spend in port when our customers use our terminal facilities, enabling us to operate more efficiently. The terminals are not only available to our tanker customers, but operate as independent third-party facilities open to all customers and ship owners on a first-come-first-served basis. As of April 30, 2007, we owned and operated two tank storage terminals in the U.S., in Braithwaite, Louisiana and in Houston, Texas, and one in Santos, Brazil. These three facilities had a combined capacity of approximately 4.6 million barrels of liquid storage as of April 30, 2007. As of April 30, 2007, our terminal operations also had interests in three operational joint ventures consisting of (i) a 49% interest in Stolthaven Westport Sdn. Bhd., a joint venture which has a terminal facility in Westport, Malaysia (ii) a 50% interest in Jeong-IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea and (iii) a 50% interest in Oiltanking Stolthaven Antwerp N.V. which has a terminal facility in Antwerp, Belgium. We account for the results of these joint ventures under the equity method of accounting.

On June 12, 2006, SNTG announced the signing of two joint venture agreements with the Lingang Harbor Affairs Company in Tianjin, China for the long-term lease of waterfront property upon which a new chemical and oil products terminal is to be designed and built by SNTG. The terms of the joint venture agreements establish two joint venture companies, one that owns the terminal for bulk-liquid storage, and one that owns the jetty and dock facilities. SNTG owns 65% of the Tianjin Stolthaven Terminal Co. Ltd and 40% of the Tianjin Stolthaven Jetty Co. Ltd. The initial phase of the terminal development is anticipated to include the construction of 47 storage tanks, with a total capacity of 1.1 million barrels, and a jetty at a total estimated investment of $58 million. SNTG’s share of the investment is anticipated to be $23 million. The terminal’s first jetty became operational in November 2006 and will be contributed to the joint venture in 2007 while the terminal is planned to be operational in the first quarter of 2008.

On July 21, 2006, a subsidiary of SNTG, entered into the Oiltanking Stolthaven Antwerp N.V. joint venture with Oiltanking GmbH .. The terminal, which is situated in the Port of Antwerp, Belgium, has a capacity of 3.1 million barrels of liquid storage serving the liquid chemical, gas and petroleum markets. The joint venture agreement also contemplates the completion of a new finger pier and commitments have been approved for an additional 2.2 million barrels capacity to be completed between 2007 and 2009. The total cost of these commitments by the joint venture company is approximately $108 million.

On December 21, 2006, SNTG announced the signing of an agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a state-of-the-art chemical and oil products terminal on Daxie Island. Each party owns 50% of the newly formed joint venture company, Stolthaven Ningbo, Ltd. The business license and certificate of approval for the joint venture was received on January 29, 2007. The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 1.2 million barrels at a total estimated investment of $44 million. Our share of the initial investment is $22 million. We expect the terminal to be operational in 2008.

For additional information on SNTG, see Item 4. “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group.”

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

In September 2004, we announced an agreement with Nutreco to transfer most of our respective worldwide fish farming, processing and marketing and sales operations to a joint venture called Marine Harvest. The transaction closed on April 29, 2005. We retained our turbot and sole operations in Europe, and Southern bluefin tuna ranching operations in Australia, with combined total annual operating revenue in 2006 of $60.3 million, which were not included in the Marine Harvest joint venture.

On December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (U.S. $70.0 million at then current exchange rates). We recognized a gain of $44.3 million on the transaction in its first quarter of 2007.

On December 22, 2006, we announced the completion of reacquisition from Marine Harvest of a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC, for a total purchase price of $3.8 million and the assumption of loans of $1.3 million, which represents the existing book value of the operations.

As a consequence of these various transactions, SSF’s current and ongoing operations are comprised of its turbot and sole operations in Europe and its sturgeon and caviar business in the U.S.

Unconsolidated Joint Venture

Marine Harvest

While we owned Marine Harvest it was the world’s largest producer and supplier of farmed salmon in the world and was also an important supplier of sea trout. Marine Harvest’s main seafood markets were Asia, North America and Europe. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest and on December 29, 2006, we announced we had completed the sale. The results of our 25% ownership in Marine Harvest have been included using the equity method in our reported consolidated results through the fourth quarter of 2006 because the formal transfer of ownership was completed only in the first quarter of 2007. We recorded a gain of $21.8 million on this transaction in the first quarter of 2007 based upon the value of our investment in Marine Harvest.

For a summary of the terms of the agreement for the sale of Marine Harvest, see Item 10. “Additional Information—Material Contracts—Share Purchase Agreement for the Sale of Marine Harvest.”

Discontinued Operations

Stolt Offshore

During the period covered by this management review, SOSA designed, procured, built, installed and serviced a range of surface and subsurface infrastructure for the global offshore oil and gas industry.

Following the sale of SOSA on January 13, 2005, we reclassified our previously issued consolidated financial statements to reflect SOSA as discontinued operations.

Factors Affecting Our Financial Condition and Results of Operations

Factors Affecting SNTG

Parcel Tankers Market Dynamics

Certain customer restrictions, the number of new ships delivered into the market and the scrapping of older ships constitute the most significant influences on the supply of parcel tankers.

The age of a ship is an important consideration when determining where a ship is able to trade. While there continue to be opportunities to use older ships successfully, there can, in some circumstances, be limitations imposed by certain customers. In the past we have not operated ships past 30 years of age, as the expense to extend the lives of ships of that age is significant. In addition, several of the major oil companies and certain chemical companies (including some of SNTG’s customers) have placed restrictions on the maximum age of the ships that can carry their cargoes. These age restrictions are typically set at 20 to 25 years, but there is a range depending on trade route, tonnage classification, inspection routines and the ship’s condition. We manage our SNTG fleet within these restrictions by carefully matching our ships with customer requirements. SNTG operates 13 ships built between 1976 and 1980 with single-sides/double bottoms. These ships face and will continue to face limitations on their use imposed by certain customers during 2007. These limitations do not apply to the carriage of all chemicals. We may reassign such single-sided/double bottom ships to certain customers that do not impose such restrictions. If it is not viable to utilize these ships economically, we may recycle them. As demand for ships is high and the availability of space at shipyards to build new ships is limited, we have extended the operating life of three of our ships beyond 30 years of age to meet our customers’ demand and we may extend the operating life of more of our ships in the future.

From 2007 to 2009, we expect growth in demand for parcel tankers to match the growth in supply of ships. Independent market sources project future demand growth for parcel tankers of 3% to 4% annually. Based on independent market sources, we believe that as of April 30, 2007, the total deep-sea fleet of parcel and chemical product tankers is composed of 786 ships totaling 21 million dwt. As of the same date, our fleet, together with that of our 18 core competitors, is composed of 409 ships in excess of 10,000 dwt and totaling 10 million dwt. We refer to this as the “core fleet”. We expect that over the period 2007 to 2012, approximately 12% of the core fleet will be scrapped or downgraded as ships reach 30 years of age or are removed due to customer restrictions. Within the same period, we expect new ship deliveries of approximately 36% of the current core fleet, with about 23% of these deliveries taking place in 2007. We do not expect these deliveries to increase significantly from 2007 to 2008 as numerous factors limit supply-side expansion. The cost of new parcel tankers has stayed relatively constant during 2006 at historically high levels as a result of high steel prices and in response to heavy orders for all ship types, with 299 million dwt of mid-to-large size tankers, dry bulk ships and container ships on order at the end of 2006 compared to 223 million dwt at the end of 2005. Shipyard order books are generally full, with little capacity available before late 2009. Shipyards are hesitant to quote pricing on ship deliveries three years in the future, as they incur considerable risk in the cost of steel, especially stainless steel for the tanks for parcel tankers.

Many factors may influence the demand for parcel tankers. A relatively healthy global economy in 2006 continued to drive strong demand for chemicals. Asian exports of chemicals, lubricants, oleo chemicals and biofuel mixtures to Europe and the U.S. have steadily risen over the last few years, while Asian (notably China) demand for chemical imports from all major chemical producing regions also showed ongoing growth in 2006. Increased demand for the transport of clean petroleum products and growing exports of commodity chemicals from the Middle East will also impact demand. MARPOL regulations that came into effect as of January 1, 2007 will place more stringent carriage and handling restrictions for the transportation of vegetable oils and various chemicals, which in turn is expected to increase demand for chemical tankers. This effect was already noticeable in the second half of 2006.

The clean petroleum products market is large, with many ships operating in this sector. Some ships that are a part of our deep-sea fleet of parcel and chemical product tankers can be used in either the chemical market or the clean petroleum products market depending on earnings. The clean petroleum products market is more volatile with demand for transporting clean petroleum products such as gasoline, jet fuel and heating oil driven by customers’ short-term inventory balancing needs. In general the clean petroleum products market in 2006 was comparable to that of 2005. China is a large importer of clean petroleum products as is the U.S., where refinery capacity was not able to follow demand, requiring more imports. There was significant volatility reflected in high freight rates when stocks were built up for the anticipated hurricane season and low freight rates due to mild winter weather conditions resulting in lower demand for heating oil in late 2006.

Historically, the U.S. Gulf has been a key production center for the chemical industry and, although we believe it will remain so for many years to come, we also believe evidence that this concentration may shift, subject to short-term variations in the global chemical industry. The U.S. chemical industry developed around the U.S. Gulf because of the availability of low-cost natural gas feedstock for use in the production of certain fuel and chemical products. However, the increased U.S. domestic consumption of natural gas has resulted in an increased dependence on imports of natural gas and a rise in its price. The global chemical industry is expanding with very few new plants being built in the U.S. Many of the new chemical plants are being built in the Middle East where oil feedstock for chemical plants is among the cheapest in the world. Additionally, we anticipate that the focus of new production capacity will be commodity chemicals rather than specialty chemicals. It is our expectation that over time this will result in a change in trade patterns with reduced demand for parcel tanker services outbound from the U.S. for commodity chemicals. We expect this to be partially offset by increased transport of commodity chemical from the Middle East into the U.S. and Europe. Overall, we expect demand for transportation services of specialty chemicals to continue to grow, albeit at growth rates that are expected to be moderate. These changes are expected to happen over time and be subject to short-term variations.

The IMO has adopted amendments to Annex II of the International Convention for the Prevention of Pollution from Ships 73/78 (MARPOL Annex II) and the International Bulk Chemical Code (“IBC Code”) that  took effect January 1, 2007. MARPOL Annex II regulates the carriage of all chemicals, vegetable oils and animal fats. MARPOL Annex II requires that these products be transported in either an “IMO I”, “IMO II” or “IMO III” chemical tanker. Broadly speaking, an IMO I ship or IMO II ship is a chemical tanker built to carry the more hazardous classes of chemicals, while a ship rated IMO III is built to handle less hazardous chemicals and does not necessarily have a double hull. The changes in the Marpol Regulations, and subsequent amendments to the IBC Code mean that a number of products, such as palm oil, coconut oil, palm fatty acids and certain chemicals, that could previously be carried in Type III tanks (single-hull ships) must now be carried in Type II (double-hulled ships), and therefore we expect increased demand for such ships. As 72% of the ships in our fleet are double-hull ships, we believe that we are well placed to service this new requirement. We believe that this should increase demand for our parcel tankers.

Fleet Replacement Strategy

We plan to replace older ships by purchasing existing ships in the market or having new ships built. Since the beginning of 2005 we have entered into several commitments for the building of new ships at various shipyards. See Item 4. “Information on the Company—Business Overview” for a summary of the 29 newbuildings that will be either owned or operated by SNTG within its wholly owned operations or joint ventures as well as for ships we have recently purchased in the open market.

SNTG has also entered into agreements with various Japanese ship owners for time-charters (operating leases) for 12 ships with stainless steel tanks. As of November 30, 2006, eleven time-charters had commenced with one remaining ship to be delivered in 2008. The 12 time-charters are for an initial period from 36 to 96 months and all include options for SNTG to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices, at any time after three years from the delivery of the ship. As of November 30, 2006, the future lease payments to be made by SNTG to the owners of the 12 ships for the initial lease periods are $212 million in the aggregate. Eleven of the time charters have been or will be entered in the STJS and one (Stolt Distributor) is trading in the Stolt-Nielsen Inter Asia Service. For additional information, see “Application of Critical Accounting Policies—Revenue and Cost Recognition”.

Trends in Spot Rates and Contracts of Affreightment

Cargo may be transported on parcel tankers under Contracts of Affreightment (“COA”) COA are agreements between an owner/operator of parcel tankers and its customers to transport agreed volumes of product(s) at agreed rates, usually involving multiple shipments over a certain time period, typically one or two years although some contracts may be for longer periods. Cargo may also be transported under a spot contract for a single shipment. Freight rates agreed on the basis of spot rates are highly correlated with the supply of and demand for ships (i.e., utilization rates of ships) and may change on a daily basis. COA rates, however, are set for a specified period over time and adjustments of COA freight rates and other terms, such as demurrage rates or bunker fuel indices generally lag spot rate changes. Approximately 69% of our 2006 parcel tanker revenue was generated from COA as opposed to spot rates. Spot market trends during 2006 were mixed. U.S. Gulf chemical production largely recovered from the unusually severe hurricanes in the U.S. Gulf during 2005 causing a rebound in U.S. exports. Independent ship broker market indices reflected little change in the U.S. Gulf to Asia tradelanes for both commodity and specialty chemical shipments until late in the year when both spiked upward. The U.S. Gulf to Europe tradelanes experienced steady improvement during the year while the Europe to U.S. Gulf tradelanes declined. The Europe to Asia tradelanes experienced minor fluctuations while Europe to India declined in the early part of the year but recovered in the latter part. Rates for shipments of specialty chemicals remained flat in the U.S. Gulf to Brazil tradelane while commodity shipments improved over the course of the year. Average per metric ton freight rates across all tradelanes have increased in the STJS from 2003 through 2006 by over 40 percent. SNTG expects the chemical transportation markets to remain around current levels throughout 2007 due to the tight supply of available tonnage and the continued growth in the world economy.

Growth in the Tank Container Market

Our market experience indicates that shipping chemicals, vegetable oils and other liquid products in tank containers typically results in lower shipping expenses due to increased cargo capacity compared to conventional 55-gallon drums in a 20-foot dry box container, and decreased handling expenses. As drums must be disposed of, there is also a decreased exposure to risk of possible environmental contamination when using tank containers. It is our experience that as businesses and national economies grow, so does the demand for shipping by tank containers, as tank containers are more reliable and economical means of transportation than drums in a 20-foot dry box container. We intend to continue to expand our tank container business in response to the needs of customers, particularly in the chemical and food-grade markets. We intend to expand our product portfolio through the use of flexibags. Flexibags (also known as flexitanks) are large, disposable polyethylene, rubber or thermo-plastic bags that fit inside a standard 20-foot dry box container and can be used to transport non-hazardous and food grade products. We also expect SNTG to continue developing cleaning and maintenance facilities for tank containers. Container shipments were 81,259 in 2006 as compared to 80,874 in 2005 and 84,262 in 2004. This reflects an increase of 1% from 2005 to 2006 compared to a decrease of 4% from 2004 to 2005. Since 2005, we have focused our sales and marketing efforts on the most profitable sectors of our business and reduced volume in less profitable areas. This, along with a sluggish U.S. export market in the third quarter of 2005 and first half of 2006, led to the reduction in shipments from 2004 to 2005 and basically flat growth in 2006. The success of this shift in focus resulted in increased profitability. While we will continue to focus on our profitable volume, overall, we expect shipment growth of approximately 7 to 9 percent in 2007 due to increased activity in all sectors of the market, including our food grade business.

Bunker Fuel Costs

The cost of bunker fuel, which is the fuel used for our ships, has historically been the largest portion of variable operating expenses in our shipping business. In 2006, bunker fuel for SNTG’s tanker operations constituted approximately 28% of the total operating expenses for tankers. The increase in SNTG’s operating expenses in 2006 was primarily due to increases in the price of bunker fuel. In 2006, the average price of bunker fuel purchased by SNTG was approximately $311 per ton. This compares to the average bunker fuel price for 2005 of approximately $265 per ton and for 2004 of approximately $187 per ton. The rising trend in bunker prices commenced in late 2001. The steep increase from 2004 to 2005 was precipitated by booming economies in China and India causing an increased consumption of oil, a shortage of global refining capacity and a record number of hurricanes that impacted production and refining in the U.S. During 2006 global oil prices fluctuated based on fears of supply disruption. Bunker fuel prices are directly impacted by crude oil prices. Crude oil prices reached a record high in July 2006 coinciding with the conflicts and or unrest  in Israel, Lebanon, Iraq and Nigeria, the emergence of Iranian and North Korean nuclear ambitions and a forecast of severe U.S. Gulf hurricanes. Crude oil prices subsequently fell in December 2006 when the extent of the conflicts had diminished and the U.S. Gulf escaped significant hurricane activity. A mild early winter in the U.S. Northeast also led to a build up of crude oil and related fuel stocks and further downward pressure on prices. We attempt to pass through to our customers fuel price fluctuations under our COA. During 2006, approximately 69% of tanker revenues earned under COA were earned under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 31% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

We seek to minimize our overall bunker fuel cost by hedging a limited proportion of our exposure through the use of swaps. We recorded net bunker hedge gains of $1.9 million in 2006, $1.8 million in 2005 and $3.1 million in 2004. Our hedging activities are discussed in more detail below under Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Given the size and configuration of the STJS in 2006, we estimate that a 10% change in the price of bunker fuel per ton from average 2006 bunker fuel prices would result in an approximate $21 million to $22 million change in gross profit. This excludes gains or losses which may arise from the impact of bunker hedge contracts and bunker surcharge clauses included in certain COA as well as the impact of changes in bunker prices on our regional fleets.

Legal Proceedings

In 2006, 2005 and 2004, we were involved in significant legal proceedings, primarily related to certain antitrust investigations described below. We incurred antitrust related legal costs of $42.0 million in 2006, $30.2 million in 2005 and $20.1 million in 2004, to address these issues and expect that we will continue to incur significant legal costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. We are presently defending against criminal prosecution and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages as a result of these matters. As of November 30, 2006 and February 28, 2007, we had not established any reserves for potential unfavorable outcomes related to these proceedings.

Governmental Antitrust Investigations

In 2002 we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division.

As a result of our voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, we entered into an Amnesty Agreement with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against us for any act or offense we may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S., subject to the terms and conditions of the Amnesty Agreement, including continued cooperation. On February 25, 2003, we announced that we had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, we also announced that the EC had admitted us into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged activities. It is also possible that the EC could assert that we have not or are not fully complying with the terms and conditions of the immunity program. If this were to happen, we could be partly or fully removed from the immunity program and subject to substantial and material fines and penalties.

On March 2, 2004, the Antitrust Division purported to void our Amnesty Agreement with the DOJ and revoke our conditional acceptance into the DOJ’s Corporate Leniency Program. We sought to enforce the Amnesty Agreement through legal proceedings. On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania entered a judgment in our favor and enforced our Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the District Court’s order.

On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds. Although we sought further review and appeal of the Third Circuit decision, we were unsuccessful.

On August 23, 2006, the DOJ filed a one-count criminal indictment against us and two of our executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the

Sherman Antitrust Act. The Antitrust Division’s prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. We are seeking to dismiss the indictment. If our motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If we are found guilty, it is possible that we could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million. If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are “double the gain” or “double the loss”.

If we were required to pay substantial fines, we cannot assure you we would have sufficient available cash to make such payment. It is possible that our directors, officers or employees could be subject to criminal prosecution, and if found guilty, subject to imprisonment, substantial fines and penalties.

In August 2004, the EC informed us that it had closed its investigation into possible collusive behavior in the intra-European inland barge industry. The EC’s investigation into the parcel tanker industry has continued. In April 2007, we received the EC’s Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. We continue to cooperate with the EC in this matter. We understand that SNTG currently remains in the EC’s Immunity Program with respect to the parcel tanker industry. Continuing immunity and amnesty for us for the parcel tanker industry depends on the EC’s satisfaction that going forward, we are meeting any obligations we may have to cooperate and otherwise comply with the conditions of the Immunity Program.

Because of the ongoing litigation with the Antitrust Division with respect to our Amnesty Agreement, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation, the effect of recent U.S. Supreme Court decisions affecting sentencing, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the investigations is probable, or a reasonable range for any such outcome, and have made no provisions for any fines related to the DOJ or EC investigations in the Consolidated Financial Statements. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations.

In addition, the CCB notified us that it had launched an antitrust investigation of the parcel tanker shipping industry and SNTG and we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. We are committed to cooperating in these matters. We cannot predict what the outcome of these proceedings will be and we are unable to estimate a range of possible losses. We have made no provisions for any fines or other penalties related to these proceedings in our Consolidated Financial Statements included in Item 18 below.

Civil Litigation

During 2006, there were seven putative private antitrust class action lawsuits outstanding against us in U.S. federal and state courts for alleged violations of antitrust laws. Three of the seven were dismissed or settled during the year. The four remaining putative antitrust class actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors, including Odfjell, Jo Tankers and Tokyo Marine. There is also a suit by a bankrupt former competitor, whose allegations generally track the factual allegations in the lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving the former competitor out of business. Additionally, we are in ongoing discussions with several customers regarding the activities that are the subject of the DOJ and EC investigations. Some of these customers have requested mediation of their disputes with us or have threatened to commence litigation. It is possible that other legal proceedings, including arbitration or mediation, will be requested or commenced by our customers or former customers. We have also been named as a defendant, together with certain of our directors, senior executives and former senior executives, in a purported civil class action for violations of U.S. securities laws. The securities litigation also appears to be based on media reports about the DOJ and EC investigations and alleges, among other things, that our failure to disclose such alleged antitrust violations, and other allegedly false and misleading statements, caused plaintiffs to pay inflated prices for our shares. The securities litigation seeks unspecified monetary damages, among other things.

We may be required to make payments in settlement or as a result of a final judgment to entities that have commenced or may commence proceedings against us in amounts that are not determinable. The existence of these proceedings also could have a material adverse effect on our ability to access the capital markets to raise additional funds to refinance indebtedness or for other purposes. Therefore, the pending civil claims against us and any future claims could have a material adverse impact on our financial condition, cash flows or results of operations. For additional information on these legal proceedings, see Item 8. “Financial Information—Legal Proceedings.”

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

Customer Settlements

We have actively engaged in discussions with a number of our customers regarding the subject matter of the DOJ and EC investigations. To date, we have reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlement of litigation described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of our contracts with our relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which we do not guarantee, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which we could be responsible under existing settlement agreements, agreements in principle and offers made and not recognized is approximately $8 million as of November 30, 2006. We expect that most of the operating revenue that would be subject to these rebates will occur within the 12 months subsequent to November 30, 2006. In certain cases, we have also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $21.9 million in 2006 and $39.1 million in 2005, reflecting such payment terms of existing settlement agreements or agreements in principle or offers made to customers.

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

Factors Affecting SSF and Our Investment in Marine Harvest

Volatile Results from Salmon Operations Resulting  from Supply and Demand Imbalances and Diseases and Other Natural Causes Impact Pricing

A significant reason for SSF’s poor results in 2004 and early 2005 (before the contribution of most of SSF’s operations to Marine Harvest), as well as to those of our competitors generally, was the low market price of salmon, trout and coho in most markets. Pricing for these species can also vary greatly by region. Market prices are affected primarily by the level of supply and supply levels are affected by a number of factors, including diseases, other harmful natural conditions and the existence of barriers to free trade. Pricing in the industry began to improve in the first half of 2005 and improved dramatically in the second half of 2005 and into 2006 as a result of increased demand and fewer fish.

Furthermore, diseases and other natural conditions negatively impacted the results of SSF’s salmon operations in 2004 and the first half of 2005. These diseases and other natural conditions may result in fish mortalities, the need to destroy fish, or the early harvest of the fish at sizes suboptimal for the market. In particular, we were affected by the following natural conditions in 2004 and the first half of 2005:

•       infectious salmon anaemia in North America (on the East coast) in 2004 and in Norway in 2004 and 2005;

•       high mortalities in Chile and first quarter of 2005, as a result of disease and natural conditions;

•       high mortalities in U.K. in 2005 following a storm; and

•       a major outbreak of infectious pancreatic necrosis in the U.K. in 2004.

At the time of fish mortalities, we write off the costs of the inventory. A further financial impact of high mortalities, however, generally occurs up to 18 months following the mortalities, as that is typically when the fish that suffered the mortalities would have otherwise been harvested and sold.

Environmental and Public Relations Issues

The aquaculture industry has increasingly faced environmental and consumer image challenges regarding issues such as the effects of escaping farmed fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics which occasionally have to be given to farmed fish, synthetic versions of natural substances which are added to the feed which farmed salmon metabolize to give them a pink color, and the presence of chemical residues contained in farmed salmon and other animals and animals products (such as PCBs, dioxin and other residues). These environmental and consumer challenges are expected to increase in the future and could lead to litigation against us and more stringent government regulation of the aquaculture industry in general, each of which could require changes to fish farming practices and could involve additional costs.

Financial Matters

Inflation

Our business transactions in high-inflation countries are almost entirely denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect our consolidated financial results.

Currency Fluctuations

Our reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of our most significant businesses in SNTG. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $17.9 million, $7.2 million and $17.1 million for the years 2006, 2005 and 2004, respectively. These net translation adjustments are recorded in Accumulated Other Comprehensive Loss, net in our Consolidated Statements of Shareholders’ Equity.

SNSA’s reporting currency, and the majority of SNTG’s operating activities, are denominated in U.S. dollars.

In SSF, the functional currencies of significant subsidiaries included the U.S. dollar, the Euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. Our currency exposure policy prescribes the range of allowable hedging activity. The changes in the fair value of the derivative instruments we use are offset by corresponding changes in the fair value of the underlying exposures being hedged. All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. We do not engage in foreign currency speculation. For additional information, see Note 21 to the Consolidated Financial Statements, included in Item 18 of this Report.

U.S. Federal Income Taxation

The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the Code, legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion.

We believe that profits derived by SNTG BV from the operation of ships in international traffic are exempt from U.S. federal income taxation pursuant to Article 8 (Shipping and Air Transport) of the Treaty. We also believe that profits derived by certain ship-owning subsidiaries of SNTG BV from the bareboat rental of ships owned by them are exempt from U.S. federal income taxation pursuant to Article 7 (Business Profits) of the Treaty.

We believe that all, or substantially all, of SNTG BV’s shipping income constitutes profits from the operation of ships in international traffic and is, therefore, exempt from U.S. federal income tax pursuant to Article 8 of the Treaty. Regarding the bareboat rental income derived by certain of SNTG BV’s ship-owning subsidiaries, Article 8(2) extends the coverage of Article 8 to certain income from the bareboat leasing of ships. However, such bareboat rental income is included within the definition of profits from the operation of ships in international traffic only to the extent that the rental profits are incidental to profits from the operation of ships in international traffic. An enterprise that is not in the business of operating ships in international traffic, such as the ship-owning subsidiaries, and that derives income from renting ships is not eligible for the benefits of Article 8. Rather, income from the non-incidental leasing of ships, even if the ships are used in international traffic, is treated as business profits. However, under Article 7, such non-incidental rental income is taxable in the U.S. only if it is attributable to a permanent establishment which the lessor has in the U.S.. SNTG BV’s ship-owning subsidiaries do not maintain a permanent establishment in the U.S. to which their income from the bareboat leasing of the ships owned by them is attributable. Thus, we believe that such income, although not eligible for an exemption from U.S. federal income taxation pursuant to Article 8 of the Treaty, is nonetheless exempt from U.S. federal income taxation in the hands of the shipowning subsidiaries pursuant to Article 7 of the Treaty.

To be eligible for benefits under the Treaty, SNTG BV and its ship-owning subsidiaries also must establish that each of them is a “qualified person” within the meaning of Article 26(2) (Limitation on Benefits) of the Treaty or otherwise qualifies for Treaty benefits under another relevant paragraph of Article 26. Although neither SNTG BV nor any of its ship-owning subsidiaries are likely qualified persons, we believe that each of SNTG BV and its ship-owning subsidiaries qualify for Treaty benefits under Article 26(4) of the Treaty, relating to certain items of income connected to an active trade or business that a resident conducts in its State of residence. Specifically, we believe that each of SNTG BV and its ship-owning subsidiaries qualify for Treaty benefits with respect to any item of income derived by them that qualifies for an exemption from U.S. federal income taxation pursuant to Article 7 and/or Article 8, as described above, because:  (1) SNTG BV and its ship-owning subsidiaries are engaged, either directly or by attribution, in the active conduct of a trade or business in the Netherlands; (2) their income derived from the U.S. is derived in connection with, or is incidental to, that trade or business; and (3) the trade or business activities of SNTG BV and its ship-owning subsidiaries in the Netherlands is substantial in relation to their trade or business activities in the U.S.

We believe that, if the income from our shipping operations was not exempt from U.S. federal income taxation under the Treaty (and if such income was not exempt under the section 883 reciprocal shipping income exemption of the Code), that income, to the extent derived from U.S. sources, generally would be subject to the 4% gross basis tax under USSGTI. However, if substantially all of the USSGTI derived by SNTG BV is considered to be attributable to regularly scheduled transportation, and if SNTG BV has a fixed place of business in the U.S. involved in the earning of such income, then such income would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). SNTG BV also would be subject to a 30% U.S. federal branch profits tax under section 884 of the Code, generally on the after-tax portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). Income of SNTG BV and its ship-owning subsidiaries derived from U.S. sources includes 50% of its income from transportation that either begins or ends in the U.S. and 100% of its income, if any, from transportation that begins and ends in the U.S. Income from transportation that neither begins nor ends in the U.S. would not be subject to U.S. federal income tax.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report. The policies described below and those contained in Note 2 to the Consolidated Financial Statements should be considered in reviewing the Consolidated Financial Statements, the Notes to Consolidated Financial Statements and this Item 5.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Voyage revenue and costs

We generate a majority of our revenues from transportation of liquids by sea and inland water transport under contracts of affreightment or through contracts on the spot market. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. SNTG Tankers follows the percentage of completion method.

Operating revenue and expenses

are recognized on a round voyage  basis using the percentage of completion method. This recognition is based on round voyage revenue and expenses estimated using “model voyages legs”.

In applying the percentage of completion method, the revenues and expenses for voyages still in progress at the end of the reporting period are estimated and prorated over the period of the voyage. A voyage comprises one or more “voyage legs.” For each voyage leg, estimates are made of revenue and related costs based on:

We have not made any material changes in the way in which which we form our accounting judgment and estimates used to recognize revenue during the past three fiscal years.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize revenue. However, if actual results are not consistent with our estimates or  assumptions, our revenues may be over or under stated.

• available actual information,
• current market parameters such as fuel cost and customer contract portfolios, and
• relevant historical data such as port costs.
Revenue and cost estimates are updated continually through the voyage to account for changes in voyage patterns, to include the most up-to-date data and finalize revenues and expenses.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Depreciation and Impairment of Ships

We record the value of our ships at cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the ship for its initial voyage) less accumulated depreciation or impairment charges.

We depreciate our ships on a straight-line basis over the ship’s estimated useful life, less an estimated residual value.

We review our ships for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a ship or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Depreciation is based on cost of the ship less its residual value and the estimated useful life for similar ship types in the industry. The key judgments and estimates involved are:

•      Estimated useful life which is estimated between 20 and 25 years. However, actual life of a parcel tanker or barge may be different depending on many factors such as quality of maintenance and repair and the type of product carried by the ship or barge and this may result in a shorter or longer life.

•      Residual values are difficult to estimate given the long lives of ships and barges, the uncertainty as to future economic conditions and future price of the steel, which should be considered as the main determinant of the salvage price. We currently estimate residual value to be 10% of the original acquisition price.

The carrying values of our ships may not represent their fair market value at any point in time since the market prices of second-hand ships tend to fluctuate with changes in freight rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

In order to assess impairment, we make estimates and assumptions regarding expected cash flows which require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods.

A decrease in the useful life of the ship or barges or in the residual value would have the effect of increasing the annual depreciation charge and potentially resulting in an impairment loss.

If the residual value is over estimated, it would reduce the annual depreciation and overstate the value of our assets

If actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values while evaluating impairment, then we may be exposed to future losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Drydocking

We capitalize a substantial portion of the costs we incur during drydocking and for the intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred the costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets or are annual class survey expenses.

Within the shipping industry, there are two methods that are used to account for drydockings:

•       capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking, and

•       expense drydocking costs as incurred.

Since drydocking cycles typically extend over five years, we believe that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method. We further believe that the deferral method is preferable because estimates of drydocking costs can differ greatly from actual costs and, in fact, anticipated drydockings may not be performed if we decide to dispose of the ships before their scheduled drydocking dates.

Amortization of capitalized drydocking expenditures requires us to estimate the period to the next drydocking. We typically drydock each ship every five years. However, for ships older than 15 years, a shipping society classification intermediate docking survey is performed between the second and third year of the five-year drydocking period. For the ships younger than 15 years, the shipping society classification intermediate docking survey can be replaced, under specific conditions, by an “in water” survey. This option is mainly used for our main fleet ships.

Our net earnings can fluctuate from quarter to quarter due to the timing of scheduled drydockings. In addition, if we change our estimate of the next drydocking date this will affect our annual amortization of drydocking expenditures.

Amortization expense of capitalized drydocking expenditures for 2006 and 2005 was $13.7 million and $10.8 million, respectively. As of November 30, 2006 and 2005, our capitalized drydocking expenditures were $30.5 million and $23.2 million, respectively.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Investments in Non-Consolidated Joint Ventures and Equity Method Investees

The consolidated financial statements include our accounts and all other entities in which we have a controlling financial interest, except where our control over the operations is limited by significant participating interests held by another investor in such operations.

Where we do not have control, either because of significant participating interest by other parties or presence of only significant influence or where we have joint control over an entity, the entity is accounted for using the equity method of investment.

Controlling financial interest in an entity is evaluated first by considering whether the entity is a voting interest entity, a variable interest entity (“VIE”) or an equity method investment under US GAAP.

There are a number of areas where we exercise significant judgment to establish whether the entity needs to be consolidated or reported under the equity method of accounting. In order to establish whether an entity is a voting interest entity, a VIE or an equity method investee, key areas of judgment include:

•       Qualitative analysis of an entity including review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and design of the entity,

•       Rights of partners regarding significant business decisions, including dispositions and acquisitions of assets,

•       Board and management representation,

•       Ability to make financing decisions,

•       Operating and capital budget approvals and

•       Contractual rights of other parties.

The exercise of judgment on these areas determines whether a particular entity is consolidated, disclosed or accounted under the equity method.

If the judgment applied in determining the accounting treatment of an entity is incorrect or the fact pattern on which it is based changes, such entities may need to be consolidated or result in unexpected losses being reflected on our financial statements.

For example, it is possible that we may account for an investment as an unconsolidated affiliate using the equity method despite having an ownership interest exceeding 50 percent where it does not exercise direct or indirect control over the investee. To the extent that we are deemed to control these entities, the entities would have to be consolidated. This would affect our balance sheet, statement of operations, statement of cash flows and debt covenants.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Pension and Other Post-retirement Benefits

We sponsor defined benefit pension plans and a supplemental executive retirement plans covering our eligible employees. Net periodic pension costs and accumulated benefit obligations are determined in accordance with SFAS Accounting Standard No. 87, “Employers’ Accounting for Pensions,” using a number of assumptions including the discount rate, the rate of compensation increases, retirement ages, mortality rates and expected long-term return on plan assets. These assumptions have a significant impact on the amounts reported. Our pension cost consists of service costs, interest costs, amortization of prior service costs or benefits, expected returns on plan assets and, in part, on a market-related valuation of assets.

We also provide postretirement benefits to qualified retired employees. The postretirement program provides limited health care and life insurance benefits. This plan is not funded.

We consider a number of factors in developing our pension assumptions, including an evaluation of relevant discount rates, expected long-term returns on plan assets, plan asset allocations, expected changes in wages and retirement benefits, analyses of current market conditions and input from actuaries and other consultants.

Costs of the programs are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits.

A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of $2.4 million.

A one percentage point increase (decrease) in the assumption for expected return on plan assets would result in a decrease (increase) of $1.4 million in the net periodic pension cost.

The effect of a 1% change in these assumed healthcare cost trends on the accumulated post-retirement benefit obligation at the end of 2006 would be an approximate $0.4 million increase or an approximate $0.5 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2006 would be an approximate $0.1 million increase or decrease.

If more than one of these assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption were changed in isolation.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Recognition of Provisions for Legal Claims, Suits and Complaints

In the ordinary course of our business, we are subject to various legal claims, suits and complaints. We, in consultation with internal and external advisers, provide for a loss in the financial statements if we determine that the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” as interpreted by Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will make a provision equal to the lower amount of the range.

The determination of a contingent loss requires significant judgment and the provision is subject to uncertainty. We may agree to settle a claim from our customers by offering settlements and/or specified price concessions on future purchases of our services. The accounting for such future price concessions depends on the facts and circumstances of each case.

The determination of the accounting treatment is highly judgmental and varies from case to case depending on the facts and circumstances of each specific arrangement.

No assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against us are discussed in “—Factors Affecting SNTG—Legal Proceedings” and Item 8. “Financial Information—Legal Proceedings.”

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Tax Contingencies

Our income tax returns, like those of most companies, are periodically audited by U.S. and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years may be subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record reserves for probable exposures. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved or clarified. We adjust our income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions.

Our effective income tax rate is also affected by changes in tax law, the tax jurisdiction of new business ventures, the level of earnings and the results of tax audits.

Although management believes that the judgment and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

New Accounting Pronouncements Adopted During 2006

Statement of Financial Accounting Standard No. 123(R)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004),  Share-Based Payment SFAS No. 123(R)), effective for a company’s first fiscal year beginning after June 15, 2005. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”). SFAS No. 123(R) requires all stock-based compensation, including grants of stock options, to be recognized in the consolidated statements of earnings.

During the first quarter of fiscal 2006, we adopted SFAS No. 123(R), and elected the modified prospective transition method. This method permits us to apply the new requirements on a prospective basis. As a result of adopting SFAS 123(R) on December 1, 2005, our operating income and net income for the year ended November 30, 2006 is $4.2 million lower than if we had continued to account for stock-based compensation under APB Opinion No. 25. As a result, our basic and diluted earnings per share for the year ended November 30, 2006 is lower by $0.07 each, than if we had continued to account for stock-based compensation under APB Opinion No. 25.

For additional information on our adoption of SFAS No. 123(R), see Note 2, Consolidated Financial Statements included in Item 18  of this Report.

Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, we used the “rollover” method. Under this method we quantified our financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to our financial statements. SAB 108 now requires that we must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination. Upon adoption, SAB 108 permits adjustments for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of $12.9 million to the opening balance of retained earnings. For further information, see Note 3 to the Consolidated Financial Statements included in Item 18 of this report.

Impact of Recent Accounting Standards

FASB Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition. Tax positions taken or expected to be taken in a tax return should be recognized only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement. Tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is effective for SNSA in the first quarter of the year beginning on December 1, 2007. We are currently evaluating the impact of adopting FIN 48 on our financial position and results of operations.

Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”—an amendment of FASB Statements No. 87, 88, and 106.

SFAS No. 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its consolidated balance sheet.

Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of accumulated other comprehensive income (loss), net of tax, until they are amortized as a component of net periodic benefit cost. The application of SFAS No. 158 will be effective for SNSA as of November 30, 2007.

The adoption of SFAS No. 158 will mean recognizing a credit for prior service cost of $4.5 million which would be offset by recognition of an accumulated actuarial loss of $32.7 million. After adjusting for existing accumulated other comprehensive income of $4.6 million, SNSA’s accumulated other comprehensive income will decrease by $28.1 million. The measurement date of some plans will change to November 30. We do not expect this change in measurement dates to have a material impact.

Strategic Outlook

The following outlook section provides a general framework for our strategic principles for fiscal year 2007.

Stolt-Nielsen Transportation Group

SNTG’s goal is to be the world leader in innovative and safe solutions for transportation and storage of chemicals and specialty bulk liquids.

Tankers

•       Build operational excellence. The strategy for our parcel tanker business is to excel in the implementation of our business model, which is to be part of the industrial pipeline for chemicals and specialty liquids. We intend to simplify those parts of our operation that do not differentiate us from our competitors to strengthen our competitiveness. We intend to innovate and invest in those aspects of our operations where high performance is a differentiator, such as cleaning and ship scheduling in order to increase utilization and have our fleet perform at full capacity. We will continue to develop long-term relationships with our customers, in particular the producers of specialty chemicals. We will work closely with our customers to improve operations by reducing the time ships remain in port and reducing operational incidents. To improve efficiency and to reduce costs, we also intend to improve the interfaces within parcel tankers through cross-functional teams and the interface between our parcel tankers and terminals by consolidating the shipping calls of our parcel tankers at our terminals.

Over the past two years we, along with our partners in the STJS, have ordered sufficient newbuildings to replace older sophisticated stainless steel tonnage utilized in the core parcel trade. This core trade requires highly sophisticated stainless steel chemical tankers with a large number of segregations. The intention is to grow moderately in this segment for the foreseeable future. This underlines our commitment to serve as part of a logistics chain which requires the long term commitment and allocation of assets. We have ordered sufficient ships to replace older less sophisticated tonnage currently required in the foreseeable future. We also intend to add further ships when either newbuilding prices decline and become aligned with freight rates over the cycle or when freight rates go up to reflect replacement economics. Although we anticipate more robust growth in various commodity tradelanes, there needs to be an appropriate balance between asset values and freight rates for us to make further significant investments in ships for these trades. Nonetheless, over the longer term we intend to expand our fleet to not only maintain market share in most if not all our operating segments but to gain market share overall. To do so successfully, we must get fair value for our services in the market place but at the same time reduce total costs through operational excellence.

Tank Containers

•       Grow the business. Our primary strategy in the tank container business is to pursue attractive growth opportunities and retain our most profitable businesses. We believe that the most significant growth opportunities are in emerging markets such as China, where we believe there is the best possibility to convert customers from using conventional drums to tank containers as the local demand and businesses grow. We expect to do this by increasing our marketing activity for both regional and international customers and expanding our regional joint ventures, particularly in developing markets. We intend to continue to expand our presence through increased marketing efforts in South America, Eastern Europe, the Pacific Rim, China, India and the Middle East while maintaining profitability in Europe and North America in response to the needs of our customers in both the chemical and food grade markets. We also expect to further develop cleaning and maintenance facilities for tank containers and expand the number of tank containers dedicated to the transport of food-grade cargo, such as edible oils and food additives, and wines and spirits. In addition, in order to meet the expected growth in demand, we intend to increase our fleet not only though the strategic purchasing of new tank containers but also through the leasing of tank containers and the repair of used tank containers and through the use of flexibags.

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

•       Expand capacity of existing terminals. There continues to be strong demand for storage at all of SNTG’s wholly owned storage terminals in Houston, Braithwaite, and Santos, and we experienced close to full utilization in 2006. Our strategy is to expand our capacity in these terminals to meet continued demand.

•       Pursue growing markets. We wish to extend our tank storage services both in new developing markets and in addressing a more diverse product and customer portfolio. In 2006, we signed joint venture agreements with Lingang Harbor Affairs Company in Tianjin, China for the 50-year lease of waterfront property to develop a chemical and oil products terminal and operate the adjacent jetties and with CITIC Daxie Development Company to establish a joint venture to design, construct, own and operate a state-of-the-art chemical and oil products terminal on Daxie Island, Ningbo, China. We also acquired a 50% interest in Oiltanking Antwerp N.V., a terminal storage company in Antwerp, Belgium with a broad product portfolio including chemicals and significant storage activity in both gases and clean petroleum products.

Stolt Sea Farm

SSF’s strategy is to develop and maintain a market leading position in seafood niche markets such as turbot sole, sturgeon, and caviar as opposed to seafood commodities markets such as salmon. We believe these markets command premium prices that allow for development of production in large, technologically complex land based farms.

Outlook for Fiscal Year 2007

Stolt-Nielsen Transportation Group

Tanker revenue increased in 2006 compared to 2005, and is expected to be at levels equal to or greater than 2006 in 2007. We expect COA rates to be at or rise above 2006 levels depending on tradelane due to an increase in demand for parcel tankers outpacing available supply, with sustained demand from continued economic growth. We will continue to maintain a high level of COA, looking to lock in the competitive rates we have experienced in this sector of the market. We also expect the Asia-to-U.S. and Europe tradelane markets to remain particularly strong, reflecting new rules promulgated by the IMO requiring that certain chemicals, vegetable oils and fats be transported in tankers with an IMO 2 or IMO 3 double-hull rating. The majority of SNTG’s fleet is double hulled and therefore we expect this rule change to increase demand for these ships. Middle East export tradelanes are expected to be strong as volumes grow, resulting in an increased imbalance requiring better freight rates to compensate for the lack of cargo being shipped into the Middle East. Towards the end of 2006 and during early 2007 bunker prices decreased. We expect the per ton bunker fuel price reduction to be relatively short lived and for prices to return to levels in line with the 2006 average. Any instability in a number of key oil producing countries could lead to volatility in pricing. We expect overall bunker fuel costs to continue at current levels as demand remains strong in line with positive global economic conditions. We therefore expect bunker fuel prices and consequently voyage costs to remain relatively flat in 2007 compared to 2006. We also anticipate continued high legal advisory expenses due to the antitrust investigations and related legal proceedings.

We expect to maintain our high tank container utilization of close to 78% in 2007. We expect demand to remain strong in our main operating regions of Europe, Asia, North and South America and the Middle East and we expect that the tank container fleet size will be increased in 2007 as necessary to meet increased demand, either through strategic purchasing of new tank containers, leasing of tank containers or acquiring and repairing used tank containers. While there is a constant focus on maintaining margins as shipments increase, we expect to see continued upward pressure on operating expenses, particularly in the areas of trucking services, tank container leasing and cleaning services. We anticipate that the relative weakness in the U.S. dollar will also continue to negatively impact results, because most of our tank container revenues are earned in U.S. dollars while a significant portion of our costs are incurred in non-U.S. dollar currencies.

There continues to be strong demand for storage at all of SNTG’s wholly owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2007. We completed new tank construction in our Santos facility in mid-2006 and expect to be building additional tankage in 2007 in New Orleans.

Stolt Sea Farm and Marine Harvest

The expansion of SSF’s new Vilano turbot farm in Spain increased existing capacity by 20% in 2006. We expect turbot prices and volumes to continue to be steady for the coming year. The newly reacquired sturgeon and caviar business is relatively small with 2006 operating revenue of approximately $6 million. Sole is still a developmental species. We expect neither will have a material impact on SSF’s results over the next several years.

On December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (U.S. $70.0 million at current exchange rates). We recognized a gain of $44.3 million on the transaction in its first quarter of 2007. In 2006, SSF’s Southern bluefin tuna business contributed operating income of $2.3 million.

On December 29, 2006, we announced we had completed the sale of our 25% shareholding in Marine Harvest N.V. to Geveran Trading Co. Ltd. The results of our 25% ownership in Marine Harvest have been included using the equity method in our reported consolidated results through the fourth quarter of 2006. When the ownership was formally transferred in the first quarter of 2007, we  recognized a gain of $21.8 million based upon the value of our investment in Marine Harvest.

Results of Operations

Presented below is a summary of our consolidated financial data for fiscal years 2006, 2005 and 2004:

	For the years ended November 30,
	2006	2005	2004
	(in millions, except per share data)
Operating revenue	$1,576.6	$1,638.0	$1,679.3
Operating expenses	1,223.1	1,283.9	1,373.7
Gross Profit	353.5	354.1	305.6
Equity in net income of non-consolidated joint ventures and equity method investees	17.5	15.0	23.0
Administrative and general expenses	(208.2)	(185.2)	(200.6)
Restructuring charges	(1.7)	(7.1)	(2.7)
Gain on disposal of assets, net	4.2	11.6	3.1
Other operating income (expense), net	3.9	(6.0)	6.2
Operating Income	169.2	182.4	134.6
Interest expense	(35.4)	(47.6)	(80.5)
Interest income	7.8	6.9	4.0
Foreign currency exchange (loss) gain, net	3.4	(2.1)	6.8
Loss on early retirement of debt, net	—	(15.1)	—
Income from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	145.0	124.5	64.9
Income tax provision	(5.8)	(9.7)	(11.8)
Income from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	139.2	114.8	53.1
Minority interest	(0.1)	(0.1)	0.3
Equity in net income of Marine Harvest	60.8	11.3	—
Income from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	199.9	126.0	53.4
Income (loss) from discontinued operations	—	1.1	(1.6)
Gain on sale of investment in discontinued operations	—	355.9	24.9
Cumulative effect of a change in accounting principle	—	—	(1.8)
Net Income	$199.9	$483.0	$74.9
Net Income per Common Share
Basic	$3.21	$7.45	$1.21
Diluted	$3.17	$7.29	$1.19

Consolidated Results of Operations

The following discussion summarizes our results of operations for 2006 compared with 2005, and 2005 compared with 2004. For additional information about our results of operations for our main businesses during these periods, see “—Business Segment Information” below.

The following events had a significant effect on the comparison of our historical results of operations for 2006, 2005, and 2004:

•       The sale of our entire interest in SOSA on January 14, 2005. This transaction resulted in a gain of $355.9 million in 2005. Our results of operations reflect SOSA as a discontinued operations in 2004 through its sale on January 13, 2005.

•       The contribution of most of SSF operations to Marine Harvest on April 29, 2005. We held a 25% interest in Marine Harvest from April 29, 2005 through November 30, 2006 and accounted for our investment in Marine Harvest under the equity method.

Operating Revenue

In 2006, we had consolidated operating revenue of $1.6 billion, compared with $1.6 billion in 2005 and $1.7 billion in 2004. Our consolidated operating revenue decreased by $61.4 million or 4% in 2006 compared with 2005, and decreased by $41.3 million or 3% in 2005 compared with 2004.

The decrease in operating revenue during 2006 of $61.4 million reflected a decrease of $185.1 million at SSF since most of the operations of SSF were contributed to Marine Harvest effective April 29, 2005 partially offset by increased operating revenue from SSF’s turbot operations. The decrease at SSF was largely offset by an increase in operating revenue for SNTG of $125.2 million resulting from higher COA rates in the tanker division, lower customer related antitrust settlements, improved market conditions in the tank container division, and increased capacity in the terminal division. SNTG tanker operating revenue in 2006 increased 10% to $1,066.1 million from $966.2 million in 2005 reflecting improved COA rates, which reflected healthy demand for chemical ship capacity, and a lower provision for customer-related antitrust settlements as well as a moderate increase of 4% in the number of operating days. SNTG tank container operating revenue in 2006 was $351.6 million, a 5% increase from $334.3 million in 2005 reflecting increased demand in our major markets of North America and parts of Europe and further growth within Asia Pacific. SNTG terminal operating revenue in 2006 was $93.8 million, an increase of $10.5 million or 13%, from $83.3 million in 2005 reflecting primarily capacity expansions at the Santos, Houston, and Braithwaite terminals as well as increased activity levels at the Houston terminal.

The decrease in operating revenue during 2005 of $41.3 million reflected a decrease of $213.6 million at SSF since most of the operations of SSF in 2004 were contributed to Marine Harvest effective April 29, 2005. This was largely offset by an increase in operating revenue for SNTG of $172.3 million resulting from stronger markets for SNTG’s services and additions made to capacity in all three SNTG divisions. Tankers operating revenue in 2005 increased 15% to $966.2 million from $841.0 million in 2004 due to strengthening of the market which resulted in higher spot and COA rates and an increase in cargo shipped. Tank containers operating revenue in 2005 was $334.3 million, a 12% increase from $297.5 million in 2004. The improvement in 2005 was attributable to increased demand in its major markets of North America and Europe, further growth within Asia Pacific, as well as increased sales and marketing initiatives in food grade business. Terminals operating revenue in 2005 was $83.3 million, a 10% increase from $75.6 million in 2004 primarily due to additional revenue from the expansions in the three terminals, and an increase in rates and ancillary services.

Gross Profit

We reported a gross profit of $353.5 million, $354.1 million and $305.6 million in 2006, 2005 and 2004, respectively. Our consolidated gross profit decreased by $0.6 million in 2006 compared with 2005 and increased by $48.5 million in 2005 compared with 2004. Gross margins in 2006, 2005 and 2004 were 22%, 22% and 18%, respectively.

The slight decrease in gross profit in 2006 compared to 2005 was primarily due to a decrease in SSF due to the contribution of most of SSF’s operations to Marine Harvest effective April 29, 2005. This was partially offset by an increase in gross profit in SNTG primarily due to improved market conditions in SNTG’s tank container operations and capacity additions in SNTG’s terminal operations. Consolidated gross margins were constant in 2006 compared to 2005. SNTG’s gross margin decreased to 22% in 2006 from 24% in 2005 primarily due to an increase in bunker fuel costs. SSF’s gross margins increased to 38% in 2006 from 10% in 2005 due to improved market conditions in SSF’s turbot and Southern bluefin tuna operations in 2006 and the contribution of most of the low margin SSF operations to Marine Harvest effective April 29, 2005.

The increase in gross profit and gross margins in 2005 compared with 2004 was primarily due to an increase in SNTG’s operating revenue and a decrease in operating expenses at SSF. SNTG’s gross margin increased to 24% in 2005 from 23% in 2004 due to increased freight rates, which more than offset the increase in bunker costs. SSF’s gross profit margin improved to 10% in 2005 from 4% in 2004 due to increased turbot pricing and higher salmon prices partially offset by lower volume.

Equity in Net Income of Non-consolidated Joint Ventures and Equity Method Investees

Our equity in the net income of non-consolidated joint ventures and equity method investees was income of $17.5 million in 2006, compared with income of $15.0 million in 2005 and of $23.0 million in 2004.

The primary reason for the increase in 2006 was improved results from SNTG’s non-consolidated tanker joint ventures and equity method investees.

The primary reason for the decrease in 2005 was that 2004 included the recognition of a gain of $10.9 million in SNTG for the sale of its interest in an office building and $0.7 million of net income of non-consolidated SSF joint ventures that were contributed to Marine Harvest on April 29, 2005. This decrease was partially offset by an improvement of $4.5 million in equity in net income of other non-consolidated SNTG joint ventures and equity method investees and the realization of a gain of $0.7 million for the sale of SNTG’s interest in Seabulk International.

For additional information, see Note 4 to the Consolidated Financial Statements included in Item 18 of this report.

Administrative and General Expenses

Administrative and general expenses increased to $208.2 million in 2006 from $185.2 million in 2005, after an decrease in 2005 from $200.6 million in 2004.

The increase in 2006 was the result of an additional $11.8 million of antitrust related legal advisor expenses in SNTG, higher Sarbanes-Oxley compliance costs, higher consulting costs, an increase in the number of SNTG and SNSA personnel, and inflationary wage and benefit increases. In 2006 there was also a charge of $6.1 million to correct cumulative prior year errors in accounting for stock-based compensation expense for options awarded in SNSA’s 1993 to 2004 fiscal years and a charge of $4.2 million pursuant to SFAS No. 123(R), “Share-Based Payment,” which was adopted effective December 1, 2005. This was partially offset by an $14.4 million decrease in SSF costs due to the contribution of most of SSF’s operations on April 29, 2005 to Marine Harvest.

The decrease in 2005 was the result of the contribution of most of SSF’s operations on April 29, 2005 to Marine Harvest, the absence in 2005 of the $20.6 million financial restructuring costs which were incurred in 2004, and a $3.3 million reduction in the due diligence costs associated with the Marine Harvest joint venture transaction ($1.2 million in 2005 versus $4.5 million in 2004). These decreases were partially offset by $10.1 million of additional legal costs ($30.2 million in 2005 versus $20.1 million in 2004), associated with the antitrust investigations and related legal proceedings, an increase in bonus and incentive awards of $2.7 million at SNTG, and increased overhead due to a weakening of the U.S. dollar.

The administrative and general expenses as a percentage of operating revenue were 13% in 2006, 11% in 2005 and 12% in 2004.

Restructuring Charges

In June 2004, SNTG announced a restructuring plan, which included the relocation of operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, The Netherlands. In 2006, we had total restructuring charges related to this plan of $1.7 million compared with $7.1 million in 2005 and $2.7 million in 2004. Total cost incurred in 2006 by SNTG included $1.1 million in personnel and severance costs, $0.4 million in relocation costs, $0.1 million in professional fees and $0.1 million in other costs. Total cost incurred in 2005 by SNTG included $3.4 million in personnel and severance costs, $2.5 million in relocation costs, $0.6 million in professional fees and $0.6 million in other costs. SNTG’s total restructuring charges of $2.7 million in 2004 included charges of $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs. The restructuring plan is nearing completion. For additional information on the restructuring charges of SNTG, see Note 10 to the Consolidated Financial Statements, included in Item 18 of this Report.

Gain on Disposal of Assets, Net

In 2006, we had a net gain of $4.2 million related to the disposal of assets which consisted primarily of gains in SNTG on the sales of five ships of $3.1 million and on a land parcel in Houston of $1.1 million.

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

For additional information, see Note 9 to the Consolidated Financial Statements, included in Item 18 of this Report.

Other Operating Income (Expense), Net

We had other operating income of $3.9 million in 2006, other operating expense of $6.0 million in 2005, and other operating income of $6.2 million in 2004. The majority of other operating income in 2006 related to reversal of reserves in SNSA corporate of $3.7 million.

The majority of other operating expense in 2005 related to an SNSA corporate charge of $4.8 million and additional SNTG expenses of $0.9 million.

The majority of our other operating income and expense in 2004 related to an SSF fish stock mortality claim of $6.9 million that we submitted to insurers in 2002. The insurers challenged their obligations pursuant to the claim. In 2004, we reached agreement with the insurers and recognized a recovery of $4.3 million on these claims.

Operating Income

As a result of the factors described above, we reported operating income of $169.2 million, $182.4 million and $134.6 million in 2006, 2005 and 2004, respectively.

The operating income of $169.2 million in 2006 reflected $174.2 million of operating income at SNTG and $16.2 million of operating income at SSF, partially offset by an operating loss of $21.2 million at Corporate and Other. The decline in operating income in 2006 for SNTG reflected higher administrative and general expenses and higher bunker fuel costs partially offset by improved operating performance from tank containers and terminals. The slight improvement in operating income at SSF reflected an higher turbot and Southern bluefin tuna prices and increased turbot volumes.

The operating income of $182.4 million in 2005 reflected $182.9 million of operating income at SNTG and $15.3 million of operating income at SSF partially offset by an operating loss of $15.8 million at Corporate and Other. The improved operating income in 2005 for SNTG reflected increased freight rates only partially offset by higher bunker fuel costs and additional legal costs associated with the antitrust investigations and related legal proceedings. The operating income of SSF reflected improved salmon and turbot prices.

The operating income of $134.6 million in 2004 reflected $170.8 million of operating income at SNTG and operating losses of $4.9 million at SSF and $31.3 million at Corporate and Other.

Interest Expense

Interest expense decreased to $35.5 million in 2006 from $47.6 million in 2005, which was a decrease from $80.5 million in 2004.

For 2006, interest expense decreased by $12.1 million as a result of a lower average level of outstanding debt due to the reduction in our debt levels when we used the prepayment proceeds from the sale of our entire interest in Marine Harvest on March 29, 2006 to repay outstanding debt. The interest expense reduction also reflected improved financing terms in place throughout the entire year (on debt refinanced in 2005), and increased capitalization of interest as a result of the parcel tanker newbuilding program. For 2005, interest expense decreased by $32.9 million as a result of lower interest rates on our refinanced debt and a lower level of outstanding debt due to the reduction in our debt levels when we used the proceeds from the sale of our entire interest in SOSA early in the year to repay $313.6 million of outstanding senior notes.

Interest Income

Interest income was $7.8 million, $6.9 million, and $4.0 million in 2006, 2005, and 2004, respectively. The primary reason for the increase in 2006 was the higher average cash balances as a result of the proceeds from the sale of our interest in Marine Harvest.

Foreign Currency Exchange Gain (Loss)

For 2006, we had a foreign currency exchange gain of $3.4 million, compared with a loss of $2.1 million in 2005 and a gain of $6.8 million in 2004. The primary cause of these currency exchange gains and losses over the last three years have been revaluations of foreign currency loans between related companies with different functional currencies and the revaluation of cash balances.

Loss on Early Retirement of Debt, Net

There was nil for 2006 and 2004. In 2005, we recognized a loss on early retirement of debt of $15.1 million. On February 28, 2005, we decided to exercise our right pursuant to the note agreements governing our senior notes to redeem all $295.4 million aggregate outstanding principal balance. The senior notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of our senior notes, we recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the senior note agreements. Additionally, we wrote-off $1.9 million of unamortized debt issuance costs in connection with the retirement of debt. This was partially offset by the recognition of a gain on retirement of certain ship debt of $1.1 million.

For additional information, see Note 14 to the Consolidated Financial Statements, included in Item 18 of this report.

Income (Loss) from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest, and Cumulative Effect of a Change in Accounting Principle

As a result of the factors described above, we reported income from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest, and cumulative effect of a change in accounting principle of $145.0 million in 2006 and $124.5 million in 2005 and $64.9 million in 2004.

Income Tax Provision

The 2006 results included a tax provision of $5.8 million compared with $9.7 million in 2005 and $11.8 million in 2004.

In 2006, the tax provision was related primarily to $5.4 million of tax provisions on income from SSF’s operations and tax provisions of $0.2 million for the tanker, terminal and tank container divisions.

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

In 2004, the tax provision was primarily related to the $9.5 million SNTG and Other tax provision, which was comprised mainly of a $4.3 million provision for the gain recognized on the sale of our

Greenwich office building, provisions on income of the terminal and tank container divisions of $7.8 million partially offset by tax benefits recognized for the incentive and bonus awards and antitrust and other investigation related legal fees. In addition, there were also provisions of $2.3 million at SSF.

For additional information, see Note 11 to the Consolidated Financial Statements, included in Item 18 of this report.

Minority Interest

Minority interest was a loss of $0.1 million in 2006, and $0.1 million in 2005 and a gain of $0.3 million in 2004.

Equity in Net Income of Marine Harvest

In 2006 we recognized income of $60.8 million for our 25% share of Marine Harvest compared to $11.3 million in 2005. The improved results in 2006 reflected higher salmon prices, lower costs, partially the result of increased synergies, and a full year of operations as the joint venture was formed on April 29, 2005.

For additional information, see Note 7 to the Consolidated Financial Statements, included in Item 18 of this report.

Income from Continuing Operations Before Cumulative Effect of a Change in Accounting Principle

As a result of the factors described above, we reported income from continuing operations before cumulative effect of a change in accounting principle of $199.9 million in 2006, $126.0 million in 2005 and $53.4 million in 2004.

Income (Loss) from Discontinued Operations

Income from discontinued operations in 2006 was nil.

Prior to the sale of our entire interest in SOSA on January 13, 2005, we had income from discontinued operations of $1.1 million in 2005 and losses from discontinued operations of $1.6 million in 2004. The levels of income and loss in 2005 and 2004 reflected the fact that SOSA was improving its operations following the financial difficulties it faced in 2003 and 2004.

Gain on Sale of Investment in Discontinued Operations

We recognized gains on the sale of our investment in discontinued operations of nil, $355.9 million, and $24.9 million in 2006, 2005 and 2004, respectively.

On January 13, 2005, we sold 79,414,260 common shares of SOSA representing all of our remaining ownership interest. The shares were sold at a price of 39.25 Norwegian kroner per share ($6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million). We reported a net gain on the sale of $355.9 million.

As of November 30, 2003, and through February 13, 2004, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in the consolidation of SOSA’s financial statements in our consolidated financial statements net of minority interest. On February 13, 2004, SOSA issued and sold 45.5 million new SOSA common shares, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, we converted all 34 million SOSA Class B shares owned by us into 17 million new SOSA common shares. In February 2004, we sold 2 million SOSA common shares with proceeds of $6.7 million received. The above transaction reduced our economic and voting interest in SOSA to 41.1% as of February 19, 2004. In connection with the SOSA equity issuance, we recognized a gain of $20.9 million representing the excess of SNSA’s share of SOSA’s equity immediately after the private placement over SNSA’s investment in SOSA. We also recognized an additional gain of $4.0 million related to SNSA’s sale of two million SOSA common shares in the first quarter of 2004.

For additional information, see Note 25 to the Consolidated Financial Statements, included in Item 18 of this Report.

Cumulative Effect of a Change in Accounting Principle

The cumulative effect of a change in accounting principle of $1.8 million in 2004 was caused by our implementation of FIN 46 and FIN 46R. FIN 46 and FIN 46R required us to consolidate 12 Ships Inc. into our 2004 financial statements. It had been created to purchase 12 parcel tankers from us and to lease them back to us in an off-balance sheet financing arrangement. For additional information, see Note 5 to the Consolidated Financial Statements, included in Item 18 of this Report.

Net Income

As a result of the various factors described above, we reported a net income of $199.9 million or $3.17 per diluted share in 2006, as compared with $483.0 million or $7.29 per diluted share in 2005, and $74.9 million or $1.19 per share in 2004.

Business Segment Information

We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries which SNSA, either directly or indirectly, controls.

In addition to reporting on a consolidated basis, we have the following reportable segments from which we derive operating revenues: The reportable segments reflect our internal organization and are strategic businesses that offer different products and services. The “Corporate and Other” category includes corporate-related expenses, and all other operations not reportable under the other segments.

Operating Revenue by Business Segment

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Stolt-Nielsen Transportation Group
Tankers	$1,066.1	$966.2	$841.0
Tank Containers	351.6	334.3	297.5
Terminals	93.8	83.3	75.6
SNTG Corporate	4.7	7.2	4.6
	1,516.2	1,391.0	1,218.7
Stolt Sea Farm	60.4	245.5	459.1
Corporate and Other	—	1.5	1.5
Total	$1,576.6	$1,638.0	$1,679.3

Gross Profit (Loss) by Business Segment

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Stolt-Nielsen Transportation Group
Tankers	$211.7	$227.9	$200.9
Tank Containers	81.0	67.2	51.3
Terminals	38.3	31.7	30.2
SNTG Corporate	0.2	0.4	1.3
	331.2	327.2	283.7
Stolt Sea Farm	22.9	25.5	20.4
Corporate and Other	(0.6)	1.4	1.5
Total	$353.5	$354.1	$305.6

Results of Operations by Business Segment

Stolt-Nielsen Transportation Group

Tankers

As of November 30, 2006, SNTG owned and/or operated 152 ships, representing 2.55 million dwt. Of this total, 71 ships participated in the STJS, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of tankers owned or chartered by the joint service participants in the deep-sea, inter-continental market. The 71 ships included in SNTG’s owned and/or operated fleet participating in the STJS include 11 ships that are owned by parties other than SNTG and nine ships that  SNTG time-chartered from third parties. Six of the ships that operate in the STJS are owned by NYK Stolt Tankers, S.A., a joint venture in which SNTG has a 50% interest. The ships that are not in the STJS provide regional services. The composition of the fleet at November 30, 2006 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net earnings for the year ended November 30, 2006
Stolt Tankers Joint Service:
Stolt-Nielsen Transportation Group Limited	51	1.63	83.2
NYK Stolt Tanker S.A.	6	0.16	10.1
Bibby Pool Partner Limited	3	0.05	3.4
Unicorn Lines (Pty) Limited	2	0.05	3.3
	62	1.89	100.0
Time-chartered ships	9	0.15
Total Stolt Tankers Joint Service	71	2.04
Ships in regional services	81	0.51
Total	152	2.55

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

In our results of operations, SNTG tanker revenues include 100% of the operating revenue of the STJS, and tanker operating expenses include all voyage costs associated with the participating ships, as well as time charter expenses to the other participants in the STJS. SNTG operating expenses include time charter expenses to minority participants in the STJS for 2006, 2005 and 2004, of $78.7 million, $78.2 million and $70.7, respectively. Of the total time charter expenses to minority participants in the STJS, amounts distributed to non-consolidated joint ventures in 2006, 2005 and 2004 were $47.4 million, $51.6 million and $44.6 million, respectively. After factoring in such costs and distributions associated with other participants in the STJS, SNTG received approximately 83%, 83%, and 82% of the net earnings of the STJS in 2006, 2005, and 2004, respectively.

Operating Revenue

SNTG tanker operating revenue in 2006 increased 10% to $1,066.1 million from $966.2 million in 2005, which was a 15% increase from $841.0 million in 2004. The increase in operating revenue in 2006 from 2005 reflected improved COA rates, which reflected healthy demand for chemical ship capacity and a lower provision for customer-related antitrust settlements as well as a moderate increase of 4% in the number of operating days. Provisions against operating revenue for cash payments or guaranteed cash payments as part of agreements with customers to resolve existing and potential antitrust claims decreased from $39.9 million in 2005 to $21.9 million in 2006. The increase in operating revenue in 2005 over 2004 reflected a strengthening of the market which resulted in higher spot and COA rates with small increase in cargo shipped partially offset by $39.9 million of provisions against operating revenue in 2005 for cash payments or guaranteed cash payments as part of agreements with customers to resolve existing and potential antitrust claims as opposed to $3.4 million in 2004. Cargo carried, excluding non-consolidated joint ventures, in 2006 was 24.7 million tons, an increase of 2% from 24.3 million tons in 2005, which was an increase of 1% from 24.1 million tons in 2004. While volume remained relatively constant throughout the period, operating revenue increased due to improved COA pricing, including the full year effect from COA that were renewed during 2005 at higher rates than prior years. Total trading days in 2006 were 47,027, an increase of 4% over the 2005 number of 45,073, which was an increase of 2% over 2004 when total trading days were 44,016. The increase in 2006 over 2005 was mainly the result of expansions of the European coastal and inland river fleets, as a result of acquisitions and time-charters of ships. The increase in 2005 over 2004 was largely the result of an increase of trading days by the deep sea fleet due to several long-term time-charter ships joining the fleet.

Gross Profit

SNTG’s tanker operations had gross profit of $211.7 million, $227.9 million, and $200.9 million in 2006, 2005, and 2004, respectively, and gross margins of 20%, 24%, and 24%, in 2006, 2005 and 2004, respectively. The decrease in gross profit in 2006 was mainly caused by the increase in bunker fuel costs from 2005 partially offset by lower customer-related antitrust settlements. The increase in gross profit in 2005 from 2004 reflected the strengthening of the market, partially offset by higher bunker fuel costs and an increase in customer related anti-trust settlements. SNTG tanker operations had operating expenses in 2006 of $854.4 million compared to $738.3 million in 2005 and $640.1 million in 2004. The increase in operating expenses in 2006 and 2005 was primarily due to increases in the price of bunker fuel, to more costs related to time-chartering ships, to the weakening U.S. dollar and to higher ship owning costs. In 2006, bunker fuel for SNTG’s tanker operations constituted approximately 28% of the total operating expenses for tankers, an increase from 2005 and 2004 when bunker fuel was 26% and 21% of total operating expenses, respectively. The average price of bunker fuel purchased by SNTG during 2006 was approximately $331 per ton. This compares to the average bunker fuel price for 2005 of approximately $265 per ton and $187 per ton in 2004. SNTG attempts to pass through to our customers fuel price fluctuations under COA. In 2006, 69% of tanker revenue was under COA with the remaining 31% derived from voyages based on spot rates. The percentage of revenue from COA was 68% in 2005 and 67% in

2004. During 2006, approximately 69% of tanker revenues earned under COA were earned under contracts that included provisions intended to pass through to customers fluctuations in fuel prices. The profitability of the remaining 31% of tanker revenue earned under COA was directly impacted by changes in fuel prices. The increase in time-charter hire costs was due to a larger number of time-chartered ships, both in the STJS fleet as well as in the regional fleets. In addition, the increase in expenses caused by the weakening of the U.S. dollar in 2004 and 2005 continued in 2006 and negatively impacted margins as substantially all tanker revenue is collected in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and dry docking charges are incurred in non-U.S. dollar currencies.

An important measure of performance in many shipping companies, including SNTG, is the sailed-in rate per ship per day. The sailed-in rate may be calculated for a single ship or for a fleet of ships and SNTG calculates this as operating revenue, less voyage expenses, which are expenses that may vary depending on the ship or fleet’s voyage pattern. The most significant voyage expenses include bunker fuel, port charges, marketing overhead, commissions paid to brokers, and expenses associated with subletting excess cargo to other shipping companies. The sailed-in rate is measured before any costs associated with the owning and management of the ships. Owning and management costs generally do not vary depending on the voyage pattern and include crew costs, maintenance and repairs, insurance, depreciation and interest expense. As such, within many shipping companies, including SNTG, the sailed-in rate is considered an important market measurement, which encompasses rates or prices, volumes, and utilization of how the ship and/or fleet is deployed. As part of our quarterly earnings release, we publish the Sailed-In Time-Charter Index for the STJS. The Sailed-In Time-Charter Index for the STJS is an indexed measurement of the sailed-in rate for the STJS and was set at 1.00 in the first quarter of 1990 based on the sailed-in rate per day for the fleet at the time. During the period of 1990 to 2006, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.13 over this period. The average Sailed-In Time-Charter Index for 2006, 2005 and 2004 was 1.31, 1.33 and 1.17, respectively. For 2006, the Sailed-In Time-Charter Index decreased approximately 1.5% from 2005, after increasing 14% in 2005 from 2004. Based on the configuration of the STJS as of April 30, 2007, we expect that a 5% change in Sailed-In Time Charter Index from the average 2006 figure of 1.31 would result in an effect on SNTG’s gross profit of approximately $21 to $22 million. As Sailed-In Time-Charter Index is a measurement for the STJS only, this sensitivity excludes any impact of changes in sailed-in rates for our regional fleets, which may or may not move in tandem with sailed-in rates for the STJS.

Ship owning costs associated with SNTG’s ships comprised 17%, 17% and 19% of operating expenses in 2006, 2005 and 2004, respectively and increased to $146 million in 2006 from $124 million in both 2005 and 2004. The increase of ship owning costs in 2006 over 2005 was primarily caused by the addition of three ships to the fleet, higher maintenance and repair expenses, and higher manning costs due to wage increases and additional training for crews. There was no material change in ship owning costs between 2005 and 2004 despite the addition of two ships to the fleet due to a decrease in insurance costs, partly offset by the effect of a weakening U.S. dollar.

Tank Containers

Operating Revenue

Operating revenue in 2006 was $351.6 million, a 5% increase from $334.3 million in 2005, which was a 12% increase from $297.5 million in 2004. The improvement in 2006 and 2005 was attributable to increased demand in our major markets of North America and parts of Europe and further growth within Asia Pacific. Despite the minimal increase in overall shipments, operating revenue increased in 2006 due to higher rates being charged for our services, improvements in the U.S. and Asian export markets, and higher demurrage billed for our tanks. Increased sales and marketing initiatives led to growth in our food grade business and in growing markets such as Eastern Europe, China, the Middle East and India. The growth in these markets was partially offset by a reduction in volume of shipments to lower paying areas as well as in some areas of Europe, partially due to a lack of available tank containers in the region. As a result, in 2006 we had 81,259 container shipments, an increase of 0.5% from the 80,874 container shipments in 2005. Shipments in 2005 reflected a 4% decrease from 84,262 shipments in 2004 due to a reduction in volume of shipments to lower paying areas combined with a sluggish U.S. export market.

Utilization remained steady at 76% in 2006 as compared with 76% in 2005 and 80% in 2004. Utilization in 2006 remained consistent with 2005 as shipments kept pace with the increase in the number of tanks in the fleet. The decrease in 2005 was mainly due to the reduction in overall shipments as well as 5% increase in the number of tanks. As of November 30, 2006, SNTG owned or operated a fleet of 18,944 tank containers, a 5% increase from the 17,979 tank containers owned or operated at the end of 2005 which was a 5% increase from the 17,153 tank containers owned or operated at the end of 2004. SNTG increased the number of tank containers in 2006 mainly through the purchase of newly constructed tanks from China Industrial Manufacturing Company. We have been purchasing tank containers and plan to continue to do so, to meet future demand in a cost efficient manner.

Gross Profit

SNTG’s tank container operations had gross profit of $81.0 million, $67.2 million and $51.3 million in 2006, 2005 and 2004, respectively, and gross margins of 23%, 20% and 17% in 2006, 2005 and 2004, respectively. Margins increased in 2006 from 2005 primarily due to improved overall market conditions for the chemical fleet and to the implementation and utilization of improved yield analysis tools which resulted in the deliberate reduction of lower margin business. In addition, costs related to the movement of empty tank containers were better controlled as a result of the enhancements to the fleet optimization software. These actions successfully reversed the margin decreases experienced in 2004 and 2003. The improvement in our gross profit was somewhat inhibited, however, by the decreased utilization of tanks described above.

SNTG’s tank container operating expenses in 2006 were $270.6 million compared with $267.1 million in 2005 and $246.2 million in 2004. The increase in operating expense in 2006 was mainly the result of a large increase in trucking costs mainly due to rising fuel expenses and increased cleaning costs offset by a reduction in tank container rental costs following the repurchase of tanks that had been under an equipment lease arrangement. The increase in operating expense in 2005 was mainly the result of the full year effect of large increases in ocean freight costs which began in the summer of 2004 reflecting the tighter capacity of container ships in most markets and rising fuel expenses. Furthermore, we incurred additional operating expenses in 2004 due to rising fuel expenses and the decline in the value of the U.S. dollar against most global currencies.

Offsetting some of the increases in operating expenses in 2005 and 2004 was the continued reduction in the average leasing cost for tanks, which was 4% lower in 2005 than 2004 due to a reduction in the rates on both long-term and short-term leases. Tank rental rates remained consistent from 2005 to 2006.

Terminals

Operating Revenue

Operating revenue in 2006 was $93.8 million, an increase of $10.5 million or 13%, from $83.3 million in 2005, which in turn was an increase of $7.7 million or 10% from $75.6 million in 2004. The increase in operating revenue in 2006 compared to 2005 is primarily the result of 0.2 million barrels (30,000 cubic meters) increase in capacity in Santos and the smaller expansions at the Houston and Braithwaite terminals. Additionally, the Houston terminal has an increase in utility and waste waster revenue due to an increased market share on this activity. The expansions in the three owned terminals account for $4.5 million or 58% of the revenue increase in 2005 as compared to 2004 with the remaining 42% of the 2005 revenue increase primarily a result of an increase in rates and ancillary services.

Total storage capacity of our wholly owned facilities at the end of 2006 was 4.6 million barrels (734,770 cubic meters) as compared to 4.4 million barrels (704,770 cubic meters) and 4.1 million barrels (634,634 cubic meters) at the end of 2005 and 2004, respectively. Average capacity utilization was 98% in 2006, 96% in 2005 and 98% in 2004. The increased capacity utilization in 2006 was primarily due to improved customer utilization on the storage capacity added in 2005 while the lower average capacity utilization in 2005 as compared to 2004 was mainly due to the available new storage capacity from our expansion programs preceding customer occupancy.

Gross Profit

The gross profit of SNTG’s terminal operations was $38.3 million, $31.7 million and $30.2 million in 2006, 2005, and 2004, respectively. Gross margins were 41%, 38%, and 40% for 2006, 2005 and 2004, respectively. The improvement of gross profit from 2005 to 2006 and from 2004 to 2005 were primarily a result of the expansions at the Houston, Braithwaite and Santos terminals.

Operating expenses in 2006 were $55.5 million, an increase of $3.9 million, from $51.6 million in 2005, which in turn was an increase of $6.2 million from $45.4 million in 2004. The increase in operating expenses in 2006 compared to 2005 and in 2005 compared to 2004 was due to capacity expansions as well as increased wages, employee benefit programs and utility costs coupled with the impact of Hurricane Katrina on the Braithwaite terminal. The costs associated with the Santos terminal also increased due to the strengthening of the Brazilian real against the U.S. dollar.

Stolt Sea Farm

Operating Revenue

Operating revenue in 2006 decreased by 75% to $60.3 million as compared with $245.5 million in 2005, which was a 47% decrease from $459.1 million in 2004. The primary reasons for the decrease in operating revenue during this period was the contribution of most of the operations of SSF to Marine Harvest effective April 29, 2005.

Operating revenue in 2006 for our turbot operations increased by 40% to $48.7 million from $34.8 million in 2005 which was a 20% increase from $29.1 million in 2004. The increases for turbot operations operating revenue during this period were the result of higher prices as a result of a strong market and higher volumes resulting from capacity additions. Operating revenue in 2006 for the Southern bluefin tuna operations decreased by 37% to $11.3 million from $17.8 million in 2005 which was a decrease of 1% from $17.9 million in 2004. The decline in operating revenue for the Southern bluefin tuna operations in 2006 was the result of lower volumes due to our decision in late 2005 not to renew quota rights which represented 30% of SSF’s Southern bluefin tuna volumes partially offset by higher market prices. The decline in operating revenue for the Southern bluefin tuna operations in 2005 was the result of weaker pricing partially offset by higher sales volumes in 2005 due to the delayed sale of some of the 2004 harvest to 2005.

The total volume of Atlantic salmon, salmon trout and coho that we sold, in gutted whole fish equivalent metric tons, assuming an average 60% yield on processed products sold and excluding volumes sold inter-company into Asia Pacific, was 41,074 metric tons in 2005 and 85,000 metric tons in 2004. Of the metric tons sold, 40,674 metric tons, and 74,500 metric tons, in 2005 and 2004, respectively, was from SSF’s own production, the remainder being sourced from other producers. The reduction in volume in 2005 primarily reflects the contribution of all of SSF’s salmon operations to Marine Harvest on April 29, 2005.

Gross Profit (Loss)

SSF had a gross profit of $22.9 million in 2006, $25.5 million in 2005 and a gross profit of $20.4 million in 2004. Gross margins were 38% in 2006, 10% in 2005 and 4% in 2004.

The decline in gross profit in 2006 compared to 2005 reflects the contribution of our salmon operations, which operated with a gross profit in 2005, to Marine Harvest effective April 29, 2005, partially offset by higher gross profits in our turbot and Southern bluefin tuna operations. The improvement in gross profit in 2005 reflects the contribution of our salmon operations, which operated with a gross loss in the second half of 2004, to Marine Harvest effective April 29, 2005.

In 2006, the gross profit in out turbot and Southern bluefin tuna operations were $19.7 million and $3.2 million, respectively and gross margins were 40% and 26%, respectively. In 2005, gross profit in our turbot and Southern bluefin tuna operations were $13.2 million and nil, respectively and gross margins were 38% and nil, respectively. In 2004, the gross profit in our turbot and Southern bluefin tuna operations were $10.1 million and $1.6, respectively, and gross margins were 35% and 9% respectively. The improvement in the gross profit and gross margins of the turbot operation during this period was primarily due to higher pricing as a result of improved market conditions and higher volumes resulting from capacity additions. The improvement in gross profit of the Southern bluefin tuna operations in 2006 compared to 2005 was due to significantly higher prices resulting from improved market conditions partially offset by lower volumes due to our decision in late 2005 not to renew quota rights which represented 30% of SSF’s volumes. The decline in the gross profit of the Southern bluefin tuna operations in 2005 compared to 2004 was due to significantly lower market prices resulting from poor market conditions partially offset by higher sales volumes due to the delayed sale of the 2004 harvest.

Liquidity and Capital Resources

Principal Sources of Liquidity

During 2006, 2005 and 2004 we met our cash needs through a combination of (i) cash generated from operations, (ii) borrowings from commercial banks, (iii) asset sales, (iv) the sale of Common Shares and exercise of stock options, and (v) the sale of all of our ownership in SOSA and Marine Harvest.

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

For 2006, operating cash flow was a significant source of liquidity. In 2006, we generated net cash from operating activities—continuing operations of $218.0 million. This compares with $229.2 million and $135.9 million for 2005 and 2004, respectively. The movements between years are mainly due to the operational performances of our business segments and working capital requirements in those years.

In January 2004, we sold 7.7 million of our Common Shares in a private placement for net proceeds of $101.0 million to non-affiliated investors. We also realized proceeds from the exercise of stock options of $4.0 million, $33.1 million, and $9.2 million in 2006, 2005, and 2004, respectively.

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

On October 27, 2005, we replaced an existing $225.8 million Stolt Fleet Loan with the Danish Ship Finance with a new financing agreement with Danish Ship Finance. The new financing agreement refinanced the existing $225.8 million, and included an additional $100 million tranche (Tranche A) to be repaid over ten years with twenty semi-annual principal payments of $3.3 million and a balloon payment of $33.3 million on maturity. The interest rate was fixed at 5.57% on Tranche A. Collateral for the facility included mortgages on seven ships. On July 19, 2006 we entered into a $55 million tranche (Tranche B) to be repaid over ten years with twenty semi-annual payments of $1.8 million and a ballon payment of $18.3 million on maturity. The interest rate was fixed at 6.27% on Tranche B. The collateral package for the Stolt Fleet Loan, which includes the additional tranches (Tranche A and Tranche B) was increased from seven ships to eight ships. This facility is available for general corporate purposes.

On January 30, 2006, we entered into a seven-year $325 million secured multicurrency reducing revolving credit facility arranged by a consortium of banks led by Citibank N.A., with a declining balance after five years. The interest rate applicable to the loans under this facility was LIBOR plus 0.70% for one year, after which interest rates range from LIBOR plus 0.6% to LIBOR plus 1.2% depending upon the level of consolidated indebtedness to consolidated EBITDA. We have mortgaged 28 ships as security in support of the obligations of the borrower under this facility. The facility is available for general corporate purposes.

On February 13, 2006, we received $64.6 million plus accrued interest for the repayment of our entire loan to Marine Harvest. On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest. Although the transaction had not yet closed and remained subject to approval from regulatory and competition authorities, on March 29, 2006 we received prepayment of €293.8 million ($353.5 million at the then current exchange rate) representing our full share of the proceeds of the sale.

Ship and tank container assets can be an important source of liquidity as these assets are used to secure debt or can be sold and if needed leased back. We realized proceeds from the sales of ships and other assets of $24.1 million, $9.4 million, and $3.8 million in 2006, 2005, and 2004, respectively. As of November 30, 2006, SNTG directly owned 70 ships having a total net book value of $1,095 million. Of the 70 total ships, 20 ships with a total net book value of $123 million were unencumbered while 50 ships with a total net book value of $972 million were collateralizing total credit facilities of $1,066 million of which $481 million was outstanding. As of November 30, 2006, SNTG also owned 7,622 unencumbered tank containers (out of 18,944 tank containers operated), having a total net book value of $81.1 million.

Financial Outlook

In the fiscal 2007 year we have taken a number of actions that impacted our financial position:

•       On December 1, 2006, we announced the completion of our share repurchase program with the purchase of 67,000 Common Shares for a total expenditure of $2.1 million.

•       On December 6, 2006, we paid an interim dividend of $0.50 per Common Share for a total cash payment of $29.6 million;

•       On December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90 million (U.S. $70 million at the prevailing exchange rates). We recognized a gain of $44.3 million on the transaction in the first quarter of 2007.

•       On December 22, 2006, we announced the completion of reacquisition from Marine Harvest a 75% equity interest in its sturgeon and caviar business, Sterling Caviar LLC, for a total purchase price of $3.8 million and the assumption of loans of $1.3 million, which represents the existing book value of the operations.

•       On December 29, 2006, we announced we had completed the sale of our 25% shareholding in Marine Harvest. We recorded a gain of a $21.8 million on this transaction in the first quarter of 2007 based upon the value of our investment in Marine Harvest.

•       In January 2007, we sold the barges Stolt Koeln and the Stolt Emden for a total of $3.5 million.

•       In March 2007, we purchased the Multitank Iberia for $14.9 million. The Multitank Iberia is a double hull, 5,797 dwt parcel tanker built in 1995 and will be used in SNIES.

•       In the first quarter of 2007, we contributed $10 million to Shanghai Sinochem-Stolt Shipping Co. Ltd., for capital expansion of the joint venture, and made a $21 million shareholder loan to Oiltanking Stolthaven Antwerp N.V., for the repayment of external debt of the joint venture.

We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments for fiscal 2007.

At November 30, 2006, our cash and cash equivalents totaled $44.5 million. The $44.5 million cash balance was an increase of $14.9 million from the prior year level of $29.6 million. The increase primarily resulted from the cash inflow from the sale of our Marine Harvest investment, which offset cash used to pay dividends and to purchase shares in the share buyback program. Total consolidated debt including short-term and long-term debt amounted to $630.8 million at November 30, 2006, of which $624.8 million was collateralized by ships and other assets with a net carrying value of $1,153 million and $6.0 million was unsecured. Total consolidated operating lease commitments, as of November 30, 2006, were $437.3 million.

From December 1, 2006 through February 28, 2007, we made debt payments of $22.4 million and interest payments of $9.3 million on our total long-term debt outstanding as of November 30, 2006. Our scheduled principal and interest payments for the remainder of 2007 are $45.3 million and $20.2 million, respectively. As of February 28, 2007, total debt was approximately $660 million, our available cash balances were in excess of $65 million, and our committed unused credit lines were in excess of $539 million. We are also obligated to make payments under long-term operating lease agreements for the remainder of 2007, that total approximately $103.4 million.

Cash Flows

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Summary Cash Flows
Net cash provided by operating activities
Continuing operations	$218.0	$229.2	$135.9
Discontinued operations	—	—	51.4
	218.0	229.2	187.3
Net cash provided by (used in) investing activities
Continuing operations	91.4	(169.8)	4.0
Discontinued operations	—	492.4	(157.8)
	91.4	322.6	(153.8)
Net cash (used in) financing activities
Continuing operations	(294.8)	(593.0)	(169.9)
Discontinued operations	—	—	52.0
	(294.8)	(593.0)	(117.9)
Effect of exchange rate changes on cash	0.3	(0.7)	5.8
Net increase (decrease) in cash and cash equivalents	$14.9	$(41.9)	$(78.6)

Cash Flows from Operating Activities

Cash flows from operations is derived principally from the collection of receivables due from customers. SNTG cash collections are derived from COA and spot contracts for tankers, along with the collections from customers of tank containers and terminals. In 2006, we generated net cash from operating activities-continuing operations of $218.0 million. This compares with $229.2 million and $135.9 million in 2005 and 2004, respectively. The movements between years are mainly due to the relative operational performances, the contribution of most of SSF’s assets to Marine Harvest effective April 29, 2005, and working capital requirements primarily for SSF in those years. Discontinued operations provided nil of operating cash flow in both 2006 and 2005, and provided $51.4 million in 2004.

Cash Flows from Investing Activities and Capital Expenditures

Cash flows from net investing activities-continuing operations provided $91.4 million in 2006, compared to using $169.8 million in 2005 and providing $4.0 million in 2004.

Significant investing activities during 2006 were: (i) capital expenditures of $298.8 million, which was $139.9 million higher than 2005 and (ii) investments and advances to non-consolidated joint ventures of $58.7 million (primarily for the investment in Oiltanking Stolthaven Antwerp N.V.), as compared to $4.9 million in 2005. Offsetting the uses of cash were (i) $353.5 million from the proceeds of the sale of Marine Harvest, (ii) a $64.9 million loan and interest repayment from Marine Harvest and (iii) $24.1 million from the sale of ships and other assets. Capital expenditures for the year include (a) $167.9 million for deposits and progress payments on 10 newbuildings, (b) $86.3 million on the purchase of the Stolt Teal, Stolt Skua, Stolt Frigate, Stolt Peak, Stolt Hill, and the Stolt Mountain, and (c) $8.7 million on the purchase of new tank containers. Net investing activities-discontinued operations in 2006 was nil.

Significant investing activities related to continuing operations during 2005 were (i) capital expenditures of $158.8 million and (ii) a contribution of $19.3 million to Marine Harvest. Partially offsetting these uses of cash were $9.4 million related primarily to the sale of real estate, barges and other investments. Capital expenditures for the year include (i) $61.5 million for the purchase of the Isola Blu, Stolt Akane and the Stolt Gannet, (ii) $25.5 million of deposits on newbuildings, (iii) $25.5 million on the repurchase of tank containers and (iv) $27.6 million refurbishing and upgrading of existing assets including life extension dry dockings for certain parcel tankers, the expansion of the terminals at Houston, Santos and Braithwaite, and the purchase and refurbishment of tank containers. Net investing activities in 2005 included $492.4 million provided from discontinued operations from the sale of our investment in SOSA.

Significant investment activities during 2004 were capital expenditures of $51.3 million. Offsetting this use of cash were (i) a $24.9 million decrease in restricted cash, which, based on agreement with our creditors, was placed in escrow in November 13, 2003, to be available for drawdown by SOSA under its committed liquidity line, but which was released back to us, with interest on February 12, 2004, and (ii) $27.2 million of net receipts from affiliates. Capital expenditures for the year include (a) capital expenditures of $14.3 million for the terminal at Braithwaite, (b) $9.8 million refurbishing and upgrade of existing assets including life extension drydockings for certain parcel tankers, refurbishment of tank containers and expansion of the terminal at Houston, and (c) $3.7 million for the acquisition and upgrade of SSF facilities in Spain and Belgium. Net cash used in investing activities-discontinued operations in 2004 was $157.8 million.

Capital Expenditures

Capital asset expenditures by business over the last three years are summarized below.

	For the years ended November 30,
	2006	2005	2004
	(in millions)
SNTG:
Tankers	$264.4	$93.0	$6.5
Tank Containers	18.4	35.3	3.7
Terminals	11.3	20.6	23.6
SNTG Corporate	1.6	4.3	0.3
Total SNTG	295.7	153.2	34.1
SSF	3.1	5.6	17.2
Sub-total	298.8	158.8	51.3
Discontinued Operations	—	—	1.6
Total SNSA	$298.8	$158.8	$52.9

Cash Flows from Financing Activities

Net cash used in financing activities—continuing operations totaled $294.8 million in 2006 compared to $593.0 million in 2005 and $169.9 million in 2004.

The principal uses of cash for financing activities in 2006 were (i) $134.1 million for the purchase of Common Shares, as compared to $54.8 million in 2005, (ii) $125.8 million in dividend payments, as compared to $131.1 million in 2005 (iii) $62.7 million in repayment of long-term debt, as compared to $418.0 million in 2005 and (iv) a $28.7 million reduction in short term loans payable to banks, as compared to $119.1 million in 2005. The significant cash sources from 2006 financial activities included proceeds of $55.0 million from issuance of long-term debt related to ship mortgages, as compared to $100.0 million in 2005, and $4.0 million of proceeds from the exercise of stock options, as compared to $33.1 million in 2005. The decrease in long-term debt repayments in 2006 compared to 2005 was due to the significant repayment of long-term debt in 2005 after the sale of SOSA common shares. The significant decreases in long-term debt repayments and proceeds from new loans in 2006 compared to 2005 was due to the refinancing of much of our long-term debt in 2005. Discontinued operations provided nil of cash from financing activities in 2006.

The principal uses of cash for financing activities in fiscal 2005 were (i) repayment of long-term debt of $418.0 million which included $313.6 million of prepayments on the senior notes, $54.5 million for the repayment of ship mortgages, $46.7 million of payments on the 12 ship loan, (ii) $131.1 million payment for a 2005 special dividend, (iii) $119.1 million in decrease of short term loans payable to banks, and (iv) $54.8 million for the repurchase of our Common Shares. The cash significant sources from 2005 funding included proceeds of $100.0 million from issuance of long-term debt related to ship mortgages and $33.1 million of proceeds from the exercise of stock options. Discontinued operations provided nil of cash from financing activities in 2005.

The principal uses of cash for financing activities in year 2004 were repayments of long-term debt totaling $237.4 million which included $96.6 million of scheduled amortization payments on the senior notes, $75.6 million of Houston terminal debt that was refinanced, $42.3 million of scheduled ship mortgage payments, and $23.0 million relating to the 12 ship loan. In 2004 there was also a decrease of $188.5 million in short term loans payable to banks. The significant sources of 2004 funding included, net proceeds from the sale of treasury shares for $101.0 million, $9.2 million proceeds from the exercise of stock options and $150.0 million from the issuance of long-term debt related to refinancing the Houston terminal debt. Discontinued operations provided $52.0 million of cash from financing activities in 2004.

Indebtedness

Our total consolidated debt was $630.8 million, $666.9 million and $1,112.9 million as of November 30, 2006, 2005 and 2004, respectively, as set forth in the table below:

	2006	2005	2004
	(in millions)
Long-term debt (including current portion)	$486.2	$493.6	$820.4
Short-term bank loans	144.6	173.3	292.5
Total debt	$630.8	$666.9	$1,112.9

Short-Term Debt

Short-term debt consists of debt obligations to banks maturing within one year, uncommitted lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 6.57% for 2006, from 4.84% to 5.30% for 2005, and 1.74% to 6.63% for 2004. The weighted average interest rate was 5.4%, 4.9% and 3.7% for the years ended November 30, 2006, 2005, and 2004, respectively. Some of these lines are generally payable on demand and can be withdrawn by the banks with short notice.

Long-Term Debt

Long-term debt consists of debt collateralized by mortgages on our ships and bank debt. It does not include the off-balance sheet arrangement discussed below. In 2004 it also included our senior notes. Our long-term debt was $486.2 million, $493.6 million, and $820.4 million as of November 30, 2006, 2005 and 2004, respectively, as set forth below:

	2006	2005	2004
	(in millions)
Long-term debt	$486.2	$493.6	$820.4
Less: Current maturities	(67.3)	(49.5)	(165.8)
	$418.9	$444.1	$654.6

Annual principal payments of long-term debt for the five years subsequent to November 30, 2006 and thereafter, are as follows:

(in millions)
2007	$67.3
2008	66.0
2009	66.0
2010	114.0
2011	34.8
Thereafter	138.1
$486.2

Revised Stolt Fleet Loan with Danish Ship Finance

On October 27, 2005 we refinanced an existing debt facility with the Danish Ship Finance (the “Revised Stolt Fleet Loan. The existing agreement was collateralized with 14 ships. The Revised Stolt

Fleet Loan is for $325.8 million, $225.8 million of which reflects the amounts outstanding under the previous Stolt Fleet Loan and $100 million of which is a new ten-year tranche (Tranche A). Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility. For the $225.8 million portion, the re-financing of each ship is segregated into its own tranche and each tranche bears its own interest rate, ranging from 2.1% to 8.6%, and has its own repayment schedule. The $100 million tranche is to be repaid through twenty semi-annual principal payments of $3.3 million and a balloon payment of $33.3 million at maturity on November 1, 2015. The interest rate on the $100 million was fixed at 5.57% per annum. The previous 14 ship collateral agreement was replaced with a new seven-ship mortgage agreement which serves as security in support of the aggregate amount of all loans under the Revised Stolt Fleet Loan. The ship-owning subsidiaries also granted a security interest in the earnings and insurance proceeds generated by the operation of each mortgaged ship. On July 19, 2006 we entered into an additional $55 million tranche (Tranche B) to be repaid over ten years with twenty semi-annual payments of $1.8 million and a balloon payment of $18.3 million on maturity. The interest rate was fixed at 6.27% on Tranche B. The collateral package for the entire Stolt Fleet Loan, which includes the additional tranches (Tranche A and Tranche B) was increased from seven ships to eight ships.

The Revised Stolt Fleet Loan facility contains affirmative and negative covenants including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower’s obligations under the loan agreement to be at all times at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitations on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitations on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of SNTG’s subsidiaries.

The Revised Stolt Fleet Loan also requires a minimum level of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0 and maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0. As of November 30, 2006 and February 28, 2007, $340.8 million and $324.8 were outstanding under this facility, respectively.

The Stolt Achievement Loan with Danish Ship Finance and DVB Bank AG

We had a term loan agreement, collateralized by a mortgage on the Stolt Achievement, with Danish Ship Finance as agent and co-lender and DVB Bank AG acting as the other co-lender. The interest rate on the Stolt Achievement loan was originally at LIBOR plus 0.65%. In December 2003, the interest rate was increased by 1% through letter agreement with Danish Ship Finance and DVB Bank AG. In July 2005, the agreement was amended and the interest rate was reduced to LIBOR plus 0.85%. Semi-annual principal payments of $1.8 million were due each May and November. The loan was to mature on November 2013. On June 30, 2006 the Stolt Achievement loan was prepaid. On July 19, 2006 the Stolt Achievement was refinanced as part of the $55 million tranche under the Revised Stolt Fleet Loan.

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

As of November 30, 2006 and February 28, 2007, $144 million and $138 million respectively were outstanding under this loan, which matures on August 13, 2010.

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

$400 Million Revolving Credit Facility

On July 29, 2005, we entered into a seven-year $400 million secured multicurrency revolving credit facility with various lending institutions, including Deutsche Bank AG as agent. Stolt Tankers Finance II B.V., a wholly owned, indirect, single purpose subsidiary is the borrower under this facility which matures on July 29, 2012. The lenders commitment will be reduced by two annual reductions of $50 million each commencing August 2010 and by a final reduction of $300 million on the maturity date. We mortgaged sixteen oceangoing ships as security in support of the $400 million revolving credit facility and, in addition, our subsidiaries which are owners of the mortgaged ships, have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We subsequently reduced the number of ship mortgages from 16 to 14. We and each owner of a mortgaged ship under this facility, are guarantors of the obligations of the borrower under the facility. As of November 30, 2006 and February 28, 2007, $140 million and $50 million were outstanding under this facility. The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring a minimum level of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things, ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, and limitations on mergers and sales of assets.

The interest rates applicable to the loans under this facility was set at LIBOR plus 0.70% for one year, after which interest rates range from LIBOR plus 0.60% to LIBOR plus 1.20% depending upon the level of consolidated indebtedness to consolidated EBITDA.

$325 Million Revolving Credit Facility

On January 30, 2006, we entered into a seven-year $325 million secured multicurrency reducing revolving credit facility with various lending institutions, including Citibank International plc. as agent, Stolt Tankers Finance III B.V., a wholly owned, indirect, single purpose subsidiary is the borrower under this facility which matures on January 31, 2013, but which may be extended at our request for an additional year and again for two further years with the prior consent of the lenders. The lenders commitment will be reduced by two annual reductions of $40 million each commencing January 31, 2011 and January 31, 2012 and by a final reduction of $245 million on the maturity date. We mortgaged 29 oceangoing ships as security in support of the facility and, in addition, our subsidiaries which are the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We subsequently reduced the number of ships mortgaged under the facility from 29 to 28. We and each owner of a mortgaged ship under this facility, are guarantors of the obligations of the borrower under the facility. As of November 30, 2006 there was no outstanding borrowings and as of February 28, 2007, there was $135.8 million outstanding under this facility.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenant requiring a minimum level of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as maintaining a mortgaged ship value minimum of 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things, ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, and limitations on mergers and sales of assets.

The interest rates applicable to the loans under this facility was set at LIBOR plus 0.70%, for one year, after which interest rates range from LIBOR plus 0.60% to LIBOR plus 1.20% depending upon the level of consolidated indebtedness to consolidated EBITDA.

Contractual Obligations

We have various contractual obligations, some of which are required to be recorded as liabilities in the Consolidated Financial Statements, including long-term debt and customer antitrust related settlements. Our operating leases, committed capital expenditures, long-term debt interest payments and other executory contracts, are not required to be recognized as liabilities on our consolidated balance sheets. As of November 30, 2006, our other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2006, including those reported in our consolidated balance sheet and others that are not:

	Total	Less than 1 yr.	2-3 yrs.	4-5 yrs.	More than 5 yrs.
	(in millions)
Contractual cash obligations:
Long-term debt	$486.2	$67.3	$132.0	$148.8	$138.1
Operating leases	437.3	142.2	184.7	69.4	41.0
Committed capital expenditures	894.2	190.0	497.5	206.7	—
Customer antitrust related settlement payments	11.9	11.9	—	—	—
Long-term fixed rate debt interest payments	107.2	27.4	38.2	20.8	20.8
Long-term variable rate debt interest payments(1)	14.9	0.9	7.2	5.1	1.7
Pension obligations(2)	7.5	7.5	—	—	—
Other post retirement benefit obligations(3)	—	—	—	—	—
Total contractual cash obligations:	$1,959.2	$447.2	$859.6	$450.8	$201.6

(1)          Long-term variable rate debt interest payments based on an estimated LIBOR rate of 5.0%.

(2)          Pension obligations—We have included these amounts based on current estimates of payments that may be required. We have not disclosed possible payments beyond the next 12 months due to the significant difficulty in forecasting these amounts with any accuracy. See Note 17 to the Consolidated Financial Statements under Item 18.

(3)          Other post retirement benefits—We accrue an annual cost for these benefit obligations under plans covering current and future retirees in accordance with generally accepted accounting principles. These amounts could differ significantly from the estimates forecasted because of changes in Medicare or other regulations and/or healthcare costs. We believe it is impossible to make an accurate prediction of cash requirements for these obligations beyond five years.

Off-Balance Sheet Arrangements

In addition to the obligations recorded on our consolidated balance sheets, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our consolidated balance sheets. In addition to the long-term debt interest payments discussed above, these off-balance sheet arrangements consist of operating leases, committed capital expenditures and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, see Notes 13, 14 and 15 to the Consolidated Financial Statements, included in Item 18 of this Report.

Operating Leases

Our operating lease commitments were $437.3 million as of the end of fiscal year 2006, as compared to $456.6 million as of the end of fiscal year 2005 and $437.7 million as of the end of fiscal year 2004. As of November 30, 2006, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Operating Lease Commitments

Minimum annual lease commitments, under agreements which expire at various dates through 2047, are as follows as of November 30, 2006:

(in millions)
2007	$142.3
2008	113.3
2009	71.3
2010	48.2
2011	21.2
Thereafter	41.0
437.3
Less—sub-lease income	(4.7)
Total	$432.6

For additional information on our operating leases and certain of the specific commitments that are included in the above table, see Note 15 to the Consolidated Financial Statements, included in Item 18 of this Report.

Sale/Leaseback of Three Parcel Tankers

In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters Gmbh. Such tankers were also leased back, and as of November 30, 2006, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of $22.3 million, expiring in 2008.

Time-Charter of Twelve Ships

To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time-charters (operating leases) for 12 ships with stainless steel tanks. As of November 30, 2006, eleven time-charters have commenced with one remaining ship to be delivered in 2008. The twelve time-charters are for an initial period of 36 to 96 months and include the option for us to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices at any time after three years from the delivery of the ship. The above operating lease commitment schedule includes the leases as these commitments occurred prior to November 30, 2006. These operating leases had commitments for the initial periods of $212.4 million as of November 30, 2006 for the period 2007 through 2016.

Equipment Lease Agreements

On May 25, 2000 our wholly owned subsidiary, Stolt Tank Containers Leasing Ltd., entered into a tank container leasing agreement for 2,701 tank containers. As of November 30, 2006 Stolt Tank Containers Leasing Ltd. owed $34.7 million in lease payments over the course of the respective leases, including the return option costs, to UBS AG and John Hancock Life Insurance Company. We have guaranteed the obligations of the lessee and subject to certain negative covenants which include restrictions on the sale or encumbrance of the lessee’s capital stock, restrictions on merger and sale of assets, and a financial covenant specifying the maximum ratio of consolidated debt to consolidated tangible net worth. The lessee is also subject to covenants, including, without limitation, maintenance of the leased equipment and limitation on assignment of the leases. The leasing agreement carries a fixed interest rate of 8.95% as of November 30, 2006. Payments under the leases in 2007 are expected to amount to $34.7 million. The term of the lease is scheduled to expire in May 2007.

Commitments Relating to Disposed Terminals

In November 2001, we sold SNTG’s tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. The Chicago terminal property was leased under a long-term agreement with the Illinois International Port District. As part of the sale of the terminal in Chicago, we assigned our rights under the lease to a third party. However, we remain contingently liable to the Illinois International Port District if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, see Note 23 to the Consolidated Financial Statements, included in Item 18 of this Report.

Safe Harbor

Statements included in this Item 5 which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management’s beliefs, strategies, plans, expectations or opinions in connection with our performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. See Item 3. “Key Information—Risk Factors” and the “Special Note Regarding Forward-Looking Statements.”

Item 6.                        Directors, Senior Management and Employees.

Directors and Senior Management

We are a Luxembourg holding company with only three officers at the holding company level. The following is a list of our directors and persons employed by us and our subsidiaries who perform the indicated senior executive management functions for the combined business of SNSA and our subsidiaries:

Name	Age*	Position(s)
Jacob Stolt-Nielsen	75	Chairman of the Board (Stolt-Nielsen S.A.)
Niels G. Stolt-Nielsen	42	Director and Chief Executive Officer (Stolt-Nielsen S.A.)
Roelof Hendriks	52	Director (Stolt-Nielsen S.A.)
James B. Hurlock	73	Director (Stolt-Nielsen S.A.)
Christer Olsson	61	Director (Stolt-Nielsen S.A.)
Jacob B. Stolt-Nielsen	44	Director (Stolt-Nielsen S.A.)
Christopher J. Wright	72	Director (Stolt-Nielsen S.A.)
Jan Chr. Engelhardtsen	55	Chief Financial Officer (Stolt-Nielsen S.A.)
John Wakely	59	Executive Vice President (Stolt-Nielsen S.A.)
Otto H. Fritzner	65	Chief Executive Officer (Stolt-Nielsen Transportation Group)
Pablo Garcia	41	President (Stolt Sea Farm)

*                    As of April 30, 2007.

Under the terms of our Articles of Incorporation, our directors may be elected for terms of up to six years, and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under the Articles of Incorporation, the Board of Directors may consist of not fewer than three nor more than nine directors at any one time. Our Board of Directors currently consists of seven members. We plan to expand the size of our Board of Directors to eight members at the next Annual General Meeting of Shareholders scheduled for June 14, 2007.

Jacob Stolt-Nielsen.   Mr. Jacob Stolt-Nielsen has served as our Chairman of the Board of Directors of SNSA since he founded Stolt-Nielsen in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding SNSA. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen.   Mr. Niels G. Stolt-Nielsen has served as a director of SNSA since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of SOSA from September 2002 until March 2003. He held the position of Chief Executive Officer of SSF from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks.   Mr. Hendriks has served as a director of SNSA since 2004. He has been Vice Chairman of the Management Board of Aon Holding B.V. since 2005. He served as Chief Financial Officer and a Member of the Board of Management of CSM N.V. from 2000 to 2005. Prior to that, he was Vice Chairman of the Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock.   Mr. Hurlock has served as a director of SNSA since 2004. Mr. Hurlock served as Interim Chief Executive Officer of SNTG from July 2003 to June 14, 2004. He also serves as a director of

Acergy S.A. and Orient Express Hotel Ltd., and as Chairman of the Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner of the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds an AB degree from Princeton University, a BA and an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Christer Olsson.   Mr. Olsson has served as a director of SNSA since 1993. He is Vice Chairman of Wallenius Lines AB and Chairman of the Swedish Club. He is a director of Transatlantic AB, Atlantic Container Line AB and Singapore Shipping Corporation. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen.   Mr. Jacob B. Stolt-Nielsen has served as a director of SNSA since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd. until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined SNSA in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas, and London. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright.   Mr. Wright has served as a director of SNSA since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc (“BP”) from 1958 until the time he joined us. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

Håkan Larsson.   Mr. Larsson has been nominated to serve as a director of SNSA subject to shareholder approval at our Annual General Meeting scheduled for June 14, 2007. He has been the Chief Executive Officer of Rederi AB Transatlantic since 2003. He serves as Chairman of Nimbus Boats AB, Schenker AB, and deputy Chairman of Bure Equity AB; a director of Ernströmgruppen AB, Walleniusrederierna AB, Swedish Ship’s Mortgage Bank, and Chalmers University of Technology. Mr. Larsson is a board member of Advisory Board of School of Economics and Commercial Law, Gothenburg University. He is Chairman of The Swedish Shipowners Employer’s Association and Vice Chairman of The Swedish Shipowners Association. Mr. Larsson holds a Bachelors of Economics from the Gothenburg School of Economics. He is a Swedish citizen.

Jan Chr. Engelhardtsen.   Mr. Engelhardtsen has served as Chief Financial Officer of SNSA since 1991. He served as Interim Chief Financial Officer, Stolt Offshore S.A. from September 2002 until March 2003. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1988 through 1991. He has been associated with Stolt-Nielsen since 1974. Mr. Engelhardtsen holds an M.B.A. from the Sloan School at the Massachusetts Institute of Technology, as well as undergraduate degrees in Business Administration and Finance. He is a Norwegian citizen.

John Wakely.   Mr. Wakely has served as Executive Vice President of SNSA since January 2002 responsible for tax planning, internal audit and legal. He joined Stolt-Nielsen in 1988 and held various positions in the controllership, internal auditing and tax planning areas. He is also chairman and director of Fiducia Ltd. Prior to that, he was employed by BP. Mr. Wakely is a member of the Chartered Institute of Management Accountants. He is a British citizen.

Otto H. Fritzner.   Mr. Fritzner has served as Chief Executive Officer of SNTG since 2004. Mr. Fritzner joined us in 1993 as Senior Vice President and General Manager of Shipowning, where he held various positions. Prior to joining, Mr. Fritzner was a Director at Columbia Ship Management Ltd.,

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

Our senior executive management compensation includes base salary, profit sharing and bonuses based upon the the individual’s personal and our overall financial performance and equity participation which rewards the individual for the strong performance of SNSA. In 2007, the equity participation reward will be replaced with a new long-term incentive plan which is cash based.

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

As described above, we currently have only three officers, but certain persons employed by our subsidiaries perform senior executive management functions for our combined businesses. The aggregate annual salary and other non-pension benefits paid to the six persons who served in a senior executive management function, including our Chairman, for the fiscal year ended November 30, 2006 was $4.5 million. In addition, $1.7 million was accrued in the fiscal year for members of senior executive management, excluding non-executive directors, in defined benefit and defined contribution pension plans.

Employee Performance Incentive Plans

SNSA’s, SNTG’s, and SSF’s plans are administered by the Compensation Committee appointed by our Board of Directors. The Compensation Committee awards bonuses under these employee incentive plans, based on the net profits earned by each of our individual businesses (after specified adjustments), individual performance, the employee’s position, degree of responsibility, and contribution to SNSA and such other factors as it deems relevant under the circumstances. Under this employee incentive plan, $1.3 million was paid to five officers that performed senior executive management functions. Our Chairman is not eligible to participate in the employee incentive plans.

Stock Option Plan

Historically, our Board of Directors believed that the interests of shareholders are best served by granting equity-based incentives to employees and thereby giving them the opportunity to participate in the appreciation in our stock over an extended period. In this way, the profitability and value of SNSA is enhanced for the benefit of shareholders by enabling us to offer employees equity-based incentives in SNSA in order to strengthen the mutuality of interests between such individuals and our shareholders. Our 1987 Stock Option Plan (the “1987 Plan”) and our 1997 Stock Option Plan (the “1997 Plan”), both approved by our shareholders, are administered by the Compensation Committee. The Compensation Committee awards options based on the grantee’s position in SNSA, degree of responsibility, seniority, contribution to SNSA and such other factors as it deems relevant under the circumstances.

Our 1987 Plan covers 2,660,000 Common Shares and our 1997 Plan covers 5,180,000 Common Shares. No further grants will be issued under the 1987 Plan or the 1997 Plan after the grants made on January 10, 2007. Options granted under the 1987 Plan and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years.

It is currently the practice of our Compensation Committee to determine the exercise price of the options granted based on the market price of our Common Shares on the date they approve the option grants.

As of April 30, 2007, options for 2,065,837 Common Shares were outstanding under the 1997 Plan. Of this total, options for  581,900 Common Shares were outstanding in accordance with their stated terms to our directors and senior executive management, which represents less than 1% of our outstanding Common Shares. The options are exercisable at the respective prices set out below and expire on the dates indicated:

Exercise Price	Number of Common Shares	Expiration Date
$20.13	35,500	December 2007
$9.88	20,500	December 2008
$14.63	31,325	December 2009
$20.50	2,600	October 2010
$14.75	60,058	December 2010
$13.10	99,644	December 2011
$5.90	143,328	December 2012
$7.33	256,407	December 2013
$26.41	415,875	December 2014
$32.96	485,500	January 2016
$28.90	515,100	January 2017
Total	2,065,837

Five members of our senior executive management team received stock option awards in January 2007 for 109,000 Common Shares with an exercise price of $28.90 and expiring in January 2017.

New Long Term Incentive Plan

In February 2007, our Board of Directors approved the principles of a new long-term incentive plan.  The terms are still in the process of being finalized, and no written plan has yet been adopted.  The same levels of management who have participated in the 1987 Stock Option Plan and the 1997 Stock Option Plan will be eligible to participate in the new long-term incentive plan. The new long-term incentive plan will provide for cash rewards, rather than stock options, and link rewards to both SNSA and individual performance targets.  The decision to adopt a new long-term incentive plan was, in part, based on the Board of Director’s view of a shift in the market from awarding stock options toward awarding performance shares or other types of target-based long-term incentive compensation.

The principles of the proposed plan include predetermined performance targets based on (i) an average of the returns that SNSA realizes from its capital (average “ROCE”) and (ii) Earnings Before Interest, Taxes, Depreciation, Amortization, and Rentals (“EBITDAR”) as a percentage of revenues.  These performance targets will be measured for achievement over rolling four-year periods beginning with the 2007 to 2010 period.  The proposed plan will also provide for individual performance to be reflected in the awards to be made.  The awards to individuals will be made at the end of each four-year period and will be between zero and 101% of the individual’s salary in the first year of the four-year performance period.  The level of award to individuals will depend on the position, or positions, held during the four year period and the success of SNSA and individuals in meeting or outperforming targets during that period.  As of the date of this filing, we have not granted any awards under the proposed plan.

Senior Executive Management Service Contracts

No member of senior executive management has a service contract that provides for benefits upon termination.

Board Practices

The standing committees of the Board of Directors consist of an Audit Committee, a Compensation Committee and a Legal Committee.

Audit Committee

The Audit Committee, formed in 1988, meets regularly to review our audit practices and procedures, the scope and adequacy of our internal controls and related matters, and our consolidated financial statements. The Audit Committee annually determines the appointment of our independent registered public accounting firm, the scope of audit and other assignments to be performed by such firm, and the fees relating thereto. The Audit Committee also meets periodically with representatives of our independent registered public accounting firm to review their observations arising from the audit of our consolidated financial statements and the internal control processes involved. During 2006, members of the Audit Committee were Mr. Wright (Chairman), Mr. Olsson and Mr. Hendriks. Mr. Hurlock replaced Mr. Olsson on the Audit Committee in December 2006.

During 2006 our Audit Committee was comprised solely of independent directors as defined under the rules and regulations of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the relevant Nasdaq rules. As a result of Mr. Hurlock serving as interim Chief Executive Officer for SNTG from August 2003 to June 2004, he is not considered to be an independent director under Nasdaq rules although he will be beginning in June 2007. Therefore, from December 2006 until June 2007, our audit committee will be composed of two, rather than three, independent members as defined under Nasdaq Marketplace Rule 4200(a)(15). Following our delisting from Nasdaq, which was effective as of the close of trading on May 21, 2007, Nasdaq Marketplace Rule 4200(a)(15) will no longer be relevant to us. All members, however, will satisfy the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

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

Our Compensation Committee is comprised solely of independent directors as defined under the rules and regulations of the Exchange Act and the relevant Nasdaq rules.

Legal Committee

The Legal Committee, formed in 2004, provides oversight and management of our legal issues. Mr. Hurlock is the Chairman and sole current member of the Legal Committee.

Director Compensation

For 2006, all non-executive directors each received an annual fee of $35,000. The Chairman of the Audit Committee and members of the Audit Committee received annual fees of $20,000 and $15,000, respectively. The Chairman of the Compensation Committee and members of the Compensation Committee received annual fees of $15,000 and $10,000, respectively. The Chairman of the Legal Committee received an annual fee of $100,000.

Our non-executive directors, excluding our Chairman, received aggregate fees of $0.2 million plus expenses for serving on the Board of Directors and Committees in the fiscal year ending November 30, 2006. During 2006, our two executive directors, the Chairman and the Chief Executive Officer, received no extra compensation for their services as such, but received reimbursement of their out-of-pocket expenses for attendance at meetings of the Board of Directors.

Our five non-executive directors each also received stock option awards in January 2007 for 5,200 Common Shares (for a total of 26,000) with an exercise price of $28.90 expiring in January 2017.

Director Service Contracts

No director has a service contract that provides for benefits upon termination.

Compliance with Nasdaq Listing Standards on Corporate Governance

We have been, up until our recent delisting from Nasdaq, subject to Nasdaq Marketplace Rule 4350 establishing certain corporate governance requirements for companies listed on the Nasdaq Stock Market. Pursuant to Nasdaq Marketplace Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) have delivered a letter to Nasdaq from Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel submitted to Nasdaq a letter, dated July 29, 2005, certifying that our corporate governance practices are not prohibited by Luxembourg law. The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•       Rule 4350(c)(1) requires that a majority of a company’s board of directors must be comprised of independent directors as defined in Nasdaq Marketplace Rule 4200. In lieu of the requirements of Rule 4350(c)(1), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the board of directors. Currently three of our directors qualify as independent as defined under the relevant Nasdaq rules. Mr. Hurlock will qualify as an independent director beginning in June of 2007, at which point four of our directors, constituting a majority, will qualify as independent as defined under the relevant Nasdaq rules.

•       Rule 4350(d)(2)(A) requires that the audit committee have at least three members, each of whom, among other things, must be independent as defined under Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Nasdaq Marketplace Rule 4350(d)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the audit committee. Although Mr. Hurlock, who has been a Board member since June 2004 was appointed to our Audit Committee in December 2006, would not be considered an “independent director” under Nasdaq Marketplace Rule 4200(a)(15) due to his employment from July 29, 2003 until June 13, 2004 as interim Chief Executive Officer of SNTG, which is a wholly owned subsidiary of SNSA, each of our current Audit Committee members does satisfy the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

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

•       Rule 4350(f) requires that a company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the company’s common voting stock. In lieu of the requirements of Rule 4350(f), we follow Luxembourg law which requires that a specific quorum need not be set except in the case of certain extraordinary matters for which the quorum is 50% of our voting shares.

•       Rules 4350(i)(1)(B) and 4350(i)(1)(C)(i) require a company to obtain shareholder approval prior to the issuance of designated securities when the issuance or potential issuance will result in a change of control of the issuer or, under certain circumstances, in connection with the acquisition of the stock or assets of another company. In lieu of the requirements of Rules 4350(i)(1)(B) and 4350(i)(1)(C)(i), we follow generally accepted business practices in Luxembourg, in which shareholder approval is not required prior to the issuance or potential issuance of such securities.

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350. Following our delisting from Nasdaq, which was effective as of the close of trading on May 21, 2007, Nasdaq Marketplace Rule 4350 is no longer relevant to us.

Employees

The average number of persons employed in our continuing operations during the three years ended November 30, 2006 are as follows:

	Average number of employees Years ended November 30,
	2006	2005	2004
SNTG(a)	4,803	4,707	4,688
SSF	292	297	2,545
All Other	26	21	26
Total	5,121	5,025	7,259

(a)           Corporate service employees are included within SNTG and related costs are allocated to the other business units based on services provided.

As of April 30, 2007, the total number of employees was 5,226.

Unions

SNTG-owned ships are manned by seafarers from many nations. SNTG maintains its own crewing office and training center in Manila to provide Filipino officers and crew members for its fleet, all of whom belong to the Associated Marine Officers’ and Seamen’s Union of the Philippines. SNTG owns 49% of its crewing agent in Latvia to provide Latvian officers and crew members who belong to the Latvian Seafarers’ Union of Merchant Fleet Riga. Russian officers and crew members belong to the Seafarers’ Union of Russia and Polish officers and crew belong to the Polish Seafarers’ Union. All such unions are affiliated with the International Transport Workers Federation in London. The collective bargaining agreements remain in full force and effect as of April 30, 2007. Hourly employees at certain of SNTG’s terminals are also covered by union contracts. We believe that we maintain good relationships with our employees and unions.

Share Ownership

All directors and senior executive management, other than Fiducia Ltd., as a group beneficially own less than one percent of the Common Shares outstanding as of May 21, 2007.

Fiducia is owned by trusts, of which members of the Stolt-Nielsen family are beneficiaries. Total shares owned by Fiducia Ltd. and Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen, and Niels G. Stolt-Nielsen and their minor children represent 47.7% of the Common Shares outstanding as of May 21, 2007. Fiducia Ltd. also owns 14,875,105 Founder’s Shares. For a discussion of our Common Shares owned by Fiducia and for a description of our Founder’s Shares, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” and “—Related Party Transactions—Share Ownership.”

Item 7.                        Major Shareholders and Related Party Transactions.

Major Shareholders

We are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of SNSA.

Set out below is information concerning the share ownership of all persons who owned beneficially 5% or more of our outstanding Common Shares and Founder’s Shares as of May 21, 2007:

Name of Beneficial Owner or Identity of Group	Number of Common Shares		Percentage of Class	Number of Founder’s Shares	Percentage of Class	Number of Voting Securities	Percentage of Voting Securities
Fiducia Ltd.(a)	28,381,509	(b)	47.7%	14,875,105	90.0%	43,256,614	58.2%
Causeway Capital Management LLC	5,541,515	(c)	9.3%	—	—	5,541,515	7.5%

(a)           Fiducia Ltd. is owned by trusts of which the Stolt-Nielsen family, including Niels G. Stolt-Nielsen and Jacob B. Stolt-Nielsen are beneficiaries.

(b)          Includes an aggregate of 259,254 Common Shares owned by Jacob Stolt-Nielsen and his wife, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen and their minor children. Jacob Stolt-Nielsen is authorized by power of attorney to vote Fiducia Ltd.’s shares at shareholders meetings. Jacob Stolt-Nielsen, Jacob B. Stolt-Nielsen and Niels G. Stolt-Nielsen disclaim beneficial ownership over the shares held by Fiducia Ltd. based on Amendment No. 6 to Schedule 13D filed on December 8, 2006 and information disclosed to the Oslo Børs by Fiducia Ltd.

(c)           Based on Schedule 13G filed on February 13, 2007.

As of May 21, 2007, there were 16,533,449 Founder’s Shares issued of which 14,875,105 were owned by Fiducia Ltd. and 1,658,344 were held by us as Treasury Shares. The Founder’s Shares constitute 20% of our voting securities. As a result of the ownership by Fiducia Ltd. of the Founder’s Shares and Common Shares noted above, Mr. Stolt-Nielsen and his family control 58.2% of our outstanding voting securities.

As of May 21, 2007, SNTG owned 6,633,378 Common Shares and 1,658,344 Founder’s shares. Under applicable provisions of the Luxembourg Company Law, these shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding shares. The cost of these shares is being accounted for similar to treasury stock, as a deduction from shareholders’ equity.

Over the past three fiscal years and through May 21, 2007 the percentage of voting securities held by the major shareholders listed in the above table has ranged from: 53.4% to 58.2% for Fiducia Ltd. (including Common Shares and Founders’ Shares owned by the Stolt-Nielsen family). Causeway Capital

Management LLC’s percentage of voting securities has ranged from 0% to 7.5% over the past three fiscal years and through May 21, 2007. Odin Forvaltning AS’s, which now holds less than 1% of our voting securities as of May 21, 2007, percentage of voting securities has ranged from 0.9% to 5.5% over the past three fiscal yers and through May 21, 2007.

As of May 21, 2007, all of our 66,133,796 Common Shares were registered in the VPS in the names of 1,056 shareholders. Excluding issued and outstanding Common Shares registered in the name of Fiducia Ltd., Stolt-Nielsen Transportation Group Ltd., the Stolt-Nielsen family, and in the name of Citibank NA as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Børs is 24,374,245.

As of May 21, 2007, there were a total of 21,039,901 ADSs registered in the names of 79 shareholders. Of the ADSs, 17,799 ADSs were registered in the names of 53 shareholders having U.S. addresses (although some of such ADSs may have been held on behalf of non-U.S. persons). In addition, there were 6,548,729 ADSs, most of which are held in “street name” for individuals or institutions rather than being registered in the name of the individual shareholder. Based on communications with such banks and securities dealers who hold our ADSs in street name for individuals or institutions, we estimate the number of beneficial owners of ADSs is approximately 10,000. Excluding outstanding ADSs registered in the name of Fiducia Ltd. and the Stolt-Nielsen family, it is estimated that the free float of ADSs on Nasdaq as of May 21, 2007 was 6,576,473.

Related Party Transactions

Share Ownership

As of May 21, 2007, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and his wife, Jacob B. Stolt-Nielsen, Niels G. Stolt-Nielsen and their minor children), directly and indirectly through Fiducia Ltd., controlled approximately 58.2% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. Jacob Stolt-Nielsen is authorized by a power of attorney to vote the shares of Fiducia Ltd. in shareholders meetings. Jacob B. Stolt-Nielsen, Niels G. Stolt-Nielsen and John Wakely are directors of Fiducia Ltd.

Chairman Transactions

During the year ended November 30, 2006 and 2005, our Chairman Jacob Stolt-Nielsen contracted certain ship management services for his personal yacht from us through subsidiaries totaling $0.6 million for both years. He repaid $0.8 million and $0.5 million in 2006 and 2005, respectively leaving a balance payable to SNSA at the year end of $0.1 million and $0.2 million for 2006 and 2005, respectively. The maximum amount outstanding from Mr. Jacob Stolt-Nielsen during the year was $0.6 million and $0.4 million for 2006 and 2005.

Employee and Officer Loans and Advances

Included in “Other current assets” are loans and advances to our employees and officer of $1.2 million and $1.5 million as of November 30, 2006 and 2005, respectively.

In addition, included in “Other assets” are loans and advances to our employees and officers of $0.2 million and $0.2 million as of November 30, 2006, and 2005, repectively. Such loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

Stolt Tankers Joint Service

SNTG operates its major intercontinental services through the STJS, an arrangement for the coordinated marketing, operation and administration of the fleet of parcel tankers owned or chartered by the STJS participants in the deep sea intercontinental market. The STJS participants include affiliates and non-affiliates of SNSA. For further discussion of the STJS, see Item 4. “Information on the Company—Business Overview—Stolt-Nielsen Transportation Group—Tankers.”

Captive Insurance Company

Marlowe Insurance Ltd. (“Marlowe”) is a Bermuda captive insurance company through which a limited portion of our subsidiaries’ and investments’ assets and activities are insured. SNTG (Liberia) owns all of the common stock of Marlowe while each of SNTG, SOSA and SSF own a separate class of non-voting preference shares.

Marlowe’s main policies comprise the following: (i) a participation in the marine package for hull insurance, increased value, war insurance, property insurance, floating equipment insurance, mortgagee interest insurance, mortgage additional peril insurance, and excess liability insurance (“the Marine Package”) (the participation is 10% except for terminal property insurance for which participation is 57.5% and non-terminal property insurance for which participation is 37.5%); (ii) terrorism policy for property (“the Terrorism Policy”); (iii) employee term life and accidental death and dismemberment insurance for major offices of SNTG (“the Employee Life Policy”); (iv) Stolthaven policy for any potential remediation costs and representations and warrantees made to the buyer in relation to the sale of tank storage terminals in Perth Amboy and Chicago in November 2001 (“the SHVN Policy”); and (v) SSF’s fish stock mortality (“the Fish Mortality Policy”). The 2006 premiums were $0.18 million for the Terrorism Policy, $0.6 million for the Employee Life Policy and $0.6 million for the Fish Mortality Policy. Under the terms of the sale agreement for the above mentioned storage terminals, we have retained responsibility for certain environmental contingencies, and made representations and warranties. The representations and warranties ended two years after the closing date of November 30, 2001.

Marlowe generally purchases reinsurance policies from third-party reinsurers in order to protect its risks. For example, the Terrorism Policy is fully reinsured, with Marlowe retaining no risk, subject to the terms and conditions of the reinsurance policies and the ability of the reinsurers to make payments. For policies where the risks are more limited, Marlowe either retains full risk or reinsures only a portion of the policy. For example, under the Employee Life Policy, Marlowe does not reinsure employee life insurance for death due to natural causes, but reinsures all accidental deaths. On the Marine Package, Marlowe reinsures all of its risk except for non-terminal property, in which case Marlowe retains 35% of the risk. The risk on the SHVN Policy for environmental contingencies is also fully retained by Marlowe. The fish mortalities under the Fish Mortality Policy are reinsured on an excess of loss basis. Any losses or claims on policies for which there is no reinsurance are expensed as incurred or when the expected losses can be estimated. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, Marlowe’s future loss payments are inherently uncertain.

Arrangements and Transactions with Marine Harvest

On March 6, 2006, we announced the sale of our entire 25% ownership interest in Marine Harvest, our worldwide fish farming, processing and sales joint venture with Nutreco. This transaction, which closed on December 29, 2006, is described elsewhere in this report. For additional information, see Item 4. “Information on the Company—General” and Item 5. “Operating and Financial Review and Prospects—Management Overview—Description of our Business.”

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

The transaction was completed on April 29, 2005. From April 29, 2005 to December 29, 2006, we owned 25% of the outstanding shares of Marine Harvest and Nutreco owned the remaining 75%. The relationship between us and Nutreco as shareholders of Marine Harvest is governed by Dutch law, the articles of association of Marine Harvest and a shareholders agreement.

Our turbot and Southern bluefin tuna ranching operations in Australia, were excluded from the contribution agreement, and were not included in the Marine Harvest joint venture.

Subordinated Shareholder Loan to Marine Harvest.

In connection with the Marine Harvest transaction, our subsidiary Stolt Sea Farm Investments B.V. and Nutreco amended and converted existing financing arrangements and each made subordinated shareholder loans to Marine Harvest on a pro rata basis in proportion to their respective ownership interests in Marine Harvest. Stolt Sea Farm Investments B.V. extended a loan in the amount of $64,600,000, the entire principal of which remained outstanding as of November 30, 2005, to Marine Harvest under a subordinated shareholder loan agreement dated April 29, 2005. The loan was to mature on April 29, 2010 and bore interest at a rate of LIBOR plus 1.5%. The loan was unsecured and subordinated to any bank credit obligations of Marine Harvest, of which there were none as of November 30, 2005. Marine Harvest was required to obtain permission from both Stolt Sea Farm Investments B.V. and Nutreco to incur interest-bearing bank credit obligations exceeding €20,000,000 on an aggregate basis or €5,000,000 on a stand-alone basis to the extent such obligations are not subordinated to its obligations under its loan agreements with Stolt Sea Farm Investments B.V. and Nutreco. This loan was repaid in full in February 2006. In February 2006, when Marine Harvest completed its new €350 million credit facility, it repaid approximately $65 million of principal plus accrued interest to us under this loan, representing repayment in full.

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

In addition, Marine Harvest’s annual budget and business plan must be approved by our supervisory board member. SNSA, Nutreco and their respective affiliates have agreed, subject to certain exceptions, not to compete directly or indirectly with Marine Harvest with respect to its business or employees. SNSA and its affiliates have no ongoing cash funding obligations to Marine Harvest. This agreement ceased to be in effect when the sale of our 25% ownership interest in Marine Harvest closed on December 29, 2006.

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

Co-operation and Corporate Services Agreement

Pursuant to a corporate services agreement, we supplied through our subsidiaries financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between us and SOSA on an annual basis. The fees for these management services were $0.3 million, and $2.6 million for fiscal years 2005 and 2004, respectively. There was no fee payable for 2006. In connection with our sale of all of our remaining ownership interest in SOSA in January 2005, we agreed with SOSA to terminate the old corporate services agreement.

On April 26, 2005, we entered into a new co-operation and corporate services agreement with SOSA. This agreement replaced the previous corporate services agreement and, in light of the fact that we are no longer a SOSA shareholder, provides for a narrower scope of services. The agreement provides that SNSA will provide:

•       accounting and administrative services for Stolt Offshore B.V. until June 30, 2005;

•       risk management services;

•       software licenses and computer access; and

•       cooperation in the procurement and maintenance of insurance (as described further below).

The fees for these services for fiscal years 2005 and 2006 were $0.7 million and $0.2 million, respectively. We estimate that the fees for these services for fiscal year 2007 will be $0.2 million.

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

SOSA Intercompany and Related Party Transactions

The table below sets out our charges to SOSA and its subsidiaries for fiscal years 2006, 2005 and 2004.

	For the years ended November 30,
	2006	2005	2004
	($ in millions)
Corporate services agreement charges from SNSA to SOSA	$0.2	$0.3	$2.6
Interest and guarantee fee charges from SNSA to SOSA	—	—	1.1
Insurance premium payable by SOSA to captive insurance company	—	—	9.6
Insurance payments by captive insurance company to SOSA	—	—	(13.2)
Other administrative service charges (receipts) from SNSA to SOSA	0.4	2.9	(0.7)
Total	$0.6	$3.2	$(0.6)

Board Representation

Jacob Stolt-Nielsen, Chairman of the Board of Directors of SNSA, was the Chairman of SOSA’s board of directors until February 2, 2005. James B. Hurlock, who was interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004 and is currently an SNSA Director, has served on SOSA’s board of directors since 2002 and continues to serve on the Board of Acergy since SOSA was renamed on April 10, 2006. Niels G. Stolt-Nielsen, the current Chief Executive Officer of SNSA, served on SOSA’s board of directors from 1999 until February 2, 2005. For additional information, see Item 6. “Directors and Senior Management and Employees—Directors and Senior Management.”

Item 8.                        Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal Proceedings

In 2006, we were involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, we incurred significant legal costs, which are included in “Administrative and general expenses” in our consolidated statements of operations. We have also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. We expect that we will continue to incur significant legal costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings and expect that we will continue to suffer this distraction until these proceedings are resolved. We are presently defending against criminal prosecution and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

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

As a result of our voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, on January 15, 2003, SNTG entered into an Amnesty Agreement with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against us for any act or offense we may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S., subject to the terms and conditions of the Amnesty Agreement, including continued cooperation. The Amnesty Agreement covers us, SNTG and our directors, officers and employees.

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

On April 8, 2003, the Antitrust Division’s Philadelphia field office staff informed us that it was suspending our obligation to cooperate because the Antitrust Division was considering whether or not to remove us from the DOJ’s Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that we had not met the condition that SNTG “took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity.”

On February 6, 2004, we filed a civil action against the DOJ in the U.S. District Court for the Eastern District of Pennsylvania (the “District Court”) to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Amnesty Agreement’s bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking our amnesty. On January 14, 2005, the District Court entered a judgment in our favor and enforced our Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order.

On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of our arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds. On March 28, 2006, we filed a petition for rehearing en banc in which we sought to have the appeal reconsidered by the entire Third Circuit. The petition was denied on June 30, 2006. We then filed a petition for certiorari to the U.S. Supreme Court and a motion to recall and stay the mandate of the Third Circuit. On August 21, 2006, the Supreme Court denied our motion to recall and stay the mandate of the Third Circuit, and on October 30, 2006, the U.S. Supreme Court declined to grant certiorari to our petition.

On August 23, 2006, while the U.S. Supreme Court certiorari petition was still pending, the District Court lifted the injunction against our prosecution, and on September 6, 2006, the DOJ filed a one-count criminal indictment against us and two of our executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the Sherman Antitrust Act. The Antitrust Division’s prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. On November 22, 2006, each defendant, including SNTG, filed separate motions to dismiss the indictment, based on the terms of the Amnesty Agreement. On January 3, 2007, the DOJ filed an opposition to the motions premised on the “prompt and effective action” arguments, among others. On January 31, 2007, each defendant filed a reply to the DOJ’s opposition. An evidentiary hearing on the motion to dismiss is currently scheduled for May 30, 2007. If our motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If found guilty, it is possible that we could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million. If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are “double the gain” or “double the loss”. The effect of the indictment being returned by the grand jury against us and our officers could, by itself, have a significant impact on our reputation and our relations with our employees, vendors, lenders and other constituencies. If we were required to pay substantial fines, we cannot assure you that we would have sufficient available cash to make such payment.

In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC’s investigation into the parcel tanker industry has continued. In April 2007, we received the EC’s Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. We continue to cooperate with the EC in this matter. We understand that SNTG currently remains in the EC’s Immunity Program with respect to the parcel tanker industry. Continuing immunity and amnesty for us for the parcel tanker industry depends on the EC’s satisfaction that going forward, we are meeting any obligations we may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that we have not complied or are not fully complying with the terms and conditions of the Immunity Program. If this were to happen, we could be partly or fully removed from the Immunity Program and subject to substantial and material fines and penalties.

Because of the ongoing litigation with the Antitrust Division with respect to our Amnesty Agreement, the fact-intensive nature of the issues involved, our limited access to the facts in a grand jury investigation, the effect of recent U.S. Supreme Court decisions affecting sentencing, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, we are not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and have made no provisions for any fines related to the DOJ or EC investigations in the Consolidated Financial Statements, included in Item 18 below. Two other targets of the antitrust criminal investigation, Odfjell ASA and Jo Tankers, pleaded guilty to a felony and agreed to pay fines of $42.5 million and $19.5 million, respectively, to resolve the investigation. We have also noted that criminal fines paid in plea agreements in major price-fixing cases over the last decade have ranged from tens of millions to hundreds of millions of dollars. The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that we would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on our financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Korea Fair Trade Commission notified us that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, we received a letter from the KFTC stating that the KFTC had “ceased deliberations” in its investigation. Based on an evaluation by our legal counsel in the matter, we understand this letter to constitute formal notice that the KFTC has voted to close its investigation. We further understand that the KFTC has the authority to reopen this investigation.

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

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

On June 28, 2004, we received a grand jury subpoena from the Antitrust Division calling for the production of documents relating to our tank container business, organized as a separate line of business from our parcel tanker business. We have informed the Antitrust Division that we are committed to cooperating in this matter, and between 2004 and 2006, we have worked to comply with the Staff subpoena and provided documents on a rolling basis to the Antitrust Division. The Antitrust Division has called witnesses from SNTG before the tank containers grand jury in this matter. Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, the possible interplay of the tank containers investigation with the pending Amnesty Agreement litigation, and the inherent unpredictability of the outcome of such grand jury proceedings, we cannot predict what the outcome of this proceeding will be and we are unable to estimate a range of possible loss. It is possible that we, our current or former directors, officers or employees could be subject to criminal prosecution and, if found guilty, imprisonment, substantial fines and penalties. We have made no provisions for any fines or other penalties related to the Antitrust Division investigation in our Consolidated Financial Statements included in Item 18 below.

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

Oslo Børs Inquiry

On July 5, 2006, we received an inquiry letter from Oslo Børs ASA (the Oslo Stock Exchange). The inquiry letter sought information regarding the status of our participation in the DOJ’s Corporate Leniency Program in connection with a letter delivered by the Antitrust Division’s Philadelphia field office on April 8, 2003, a letter delivered by the DOJ on March 2, 2004, and our disclosures related thereto. We fully cooperated with this inquiry letter. On September 15, 2006, Oslo Børs informed us that it was not pursuing further the issues raised by its inquiry letter.

U.S. SEC Informal Inquiry

On July 12, 2006, we received notice of an informal inquiry by the SEC. The inquiry requests documents and information relating to the material weaknesses in internal financial controls disclosed in our Annual Report on Form 20-F for the fiscal year ended November 30, 2005, including our stock option grants and practices, and communications with antitrust regulators in the U.S. and Europe. We are cooperating with the SEC and continue to provide responsive documents. The SEC’s inquiry is still ongoing. Because of the inherent unpredictability of the outcome of SEC inquiries and investigations, we are unable to determine whether or not an unfavorable outcome is probable, and we are unable to estimate a range of possible loss. It is possible that this inquiry could lead to a formal investigation, the outcome of which could result in substantial and material fines and penalties. Consequently, the outcome of the SEC’s inquiry could have a material adverse effect on our financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2006, there were seven putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, three of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of our competitors such as Odfjell, Jo Tankers and Tokyo Marine.

Of the three putative class action lawsuits that have been dismissed or settled in 2006, the following action was voluntarily dismissed by the plaintiffs against all of the defendants:

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

On November 21, 2006, however, KP Chemical attempted to reinstate its claims against us in its individual capacity (rather than as a class representative) by presenting us with a demand for opt-out arbitration. The matter is now in a confidential arbitration proceedings.

The plaintiff in the following putative class action never served us with its complaint; accordingly, the complaint was eventually dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

•       Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co., Ltd., 3:04-cv-00318-AWT (D. Conn.).

In addition to the two dismissals described above, we have settled the following action without incurring material cost or expense:

•       JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. LTD., 3:03 CV 348 (DJS) (D. Conn.) (“JLM”).

In connection with the settlement, we obtained a release of claims.

As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts, or in arbitration proceedings:

1.                Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc.,

Tokyo Marine Co., Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”);

2.                Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”);

3.                Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co., H-03-3385 (S.D. Tex.) (“Fleurchem”); and

4.                Animalfeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.; Stolt-Nielsen Transportation Group Ltd.; Odfjell ASA; Odfjell USA Inc.; Jo Tankers BV; Jo Tankers USA, Inc.; and Tokyo Marine Co., 2:03-CV-5002 (E.D. Pa.) ( “Animalfeeds” ).

In three of these antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them. In the other remaining class action lawsuit, Animalfeeds, customers claim that, as a result of defendants’ alleged collusive conduct, they paid higher prices under their contracts with the defendants.

State Court Indirect Purchaser Antitrust Actions:  Sutton and Brock.   The Sutton and Brock actions are currently pending in U.S. state courts. The Brock action has been stayed by agreement of the parties. We have filed a motion to dismiss the Sutton complaint in its entirety.

Multidistrict Litigation (MDL) in the U.S. District Court for the District of Connecticut.   On our motion, the two remaining federal putative class actions (Animalfeeds and Fleurchem) were consolidated into a single multidistrict litigation (“MDL”) proceeding in the U.S. District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation.”

As to Fleurchem, on December 9, 2005, we filed a motion to compel arbitration of Fleurchem’s claims and we are engaging in discovery on the arbitration issue.

As to Animalfeeds, the U.S. District Court for the District of Connecticut is requiring all similarly situated direct purchaser plaintiffs, including Animalfeeds, to proceed in arbitration rather than in federal district court. We proceeded to arbitrate with Animalfeeds before a five-member tribunal (“New York Arbitral Tribunal”). The parties agreed to divide the proceeding into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavorable ruling from the New York Arbitral Tribunal, the U.S. District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties’ arbitration clauses. Accordingly, the court held, Animalfeeds may only arbitrate its individual claims. Animalfeeds has appealed this decision to the U.S. Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal stayed proceedings in the arbitration.

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

Direct Purchaser Opt-Out Plaintiffs Antitrust Civil Litigation and Arbitration

In addition to the four remaining putative class actions described above, we are aware of four lawsuits that were filed in U.S. federal courts by plaintiffs who had elected to opt out of the putative class actions. The principal plaintiffs in these actions were direct purchasers of our parcel tanker services. The cases were as follows:

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

4.                Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc., Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co., Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits made allegations similar to the putative class actions and sought the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. In effect, the opt-out plaintiffs asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, each has dismissed its lawsuit against us.

Consolidated Opt-Out Antitrust Arbitration Proceeding.   Nine other customers pursued similar antitrust claims against us in a consolidated opt-out arbitration proceeding. We have entered into confidential settlements with all claimants who filed demands in the consolidated opt-out arbitration.

Additional Opt-Out Arbitration Claimants.   Since the consolidated arbitration proceeding began, several other of our parcel tanker customers have come forward and presented formal arbitration demands. Two have entered into confidential commercial agreements, and we are engaged in settlement discussions with others. In connection with a separate opt-out arbitration demand brought by Transammonia Inc., the parties have cross-moved before the U.S. District Court for the Southern District of New York to appoint an arbitration panel chair following the failure of the party-appointed arbitrators to agree. Transammonia’s claim is brought in an individual capacity.

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

Customer Settlements

We have actively engaged in discussions with a number of customers, including many of those described below, regarding the subject matter of the DOJ and EC antitrust investigations. To date, we have reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of our major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of our contracts with the relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under settlement agreements, agreements in principle and offers made and not recognized as of November 30, 2006 is approximately $8 million. We expect that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2006. In certain cases, we have also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $21.9 million in 2006, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

We continue to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations; each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. (“O.N.E.”), a former competitor of SNTG, filed an antitrust lawsuit against us in the U.S. District Court for the Eastern District of Louisiana alleging claims under state and federal laws. The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that we conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On July 5, 2006, we filed a motion to dismiss the complaint. O.N.E. has dropped its Louisiana state court claims as time-barred. We currently await the court’s ruling on our motion to dismiss. Initial discovery has commenced.

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

On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depositary Receipts (“ADR’s”) from May 31, 2000 through February 20, 2003 … and all U.S.-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934.”

The complaint claims that we “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts...”  The consolidated complaint asserted that our failure to disclose such alleged behavior, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for our securities by making it appear that we were “immune to an economic downturn that was afflicting the rest of the shipping industry” and “misleading them to believe that the Companies’ earnings came from legitimate transactions.”

We have sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs’ scheme liability claims against all defendants in the case but the other claims have not been dismissed.

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

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing “illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct.”  The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

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

The O’Brien action is still in the early stages of discovery. We intend to continue to vigorously defend ourselves against this lawsuit. We are not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and have not made any provision for any liability related to the action in the Consolidated Financial Statements included in Item 18 below. It is possible that the outcome of this litigation could have a material adverse effect on our financial condition, cash flows and results of operations.

General

We are a party to various other legal proceedings arising in the ordinary course of business. We believe that none of the matters covered by such legal proceedings will have a material adverse effect on our business or financial condition.

The ultimate outcome of governmental and third-party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on our financial condition, cash flows or results of operations in a particular reporting period.

Dividends

It is our policy to pay a semi-annual cash dividend to our shareholders. The amount to be paid is determined each year by the Board of Directors based on our financial situation and investment plans.

The following table shows the total dividend payments per Common Share, and Founder’s Share made during the fiscal years indicated.

	2006	2005	2004	2003	2002
Class of Stock
Common	$2.000	$2.000	$—	$0.250	$0.250
Founder’s	$0.005	$0.005	$—	$0.005	$0.005

We were prohibited by the terms of our financing arrangements from paying final dividends to our shareholders for the fiscal years ending November 30, 2003 and 2004. On December 6, 2006 we paid an interim cash dividend for the 2006 fiscal year of $0.50 per Common share. our Board of Directors has recommended a final dividend payment of $0.50 per Common share on July 5, 2007. The dividend, which is subject to shareholder approval will be voted on at our Annual General Meeting of shareholders on June 14, 2007.

Significant Changes

Except as described in Note 25 to the Consolidated Financial Statements, included in Item 18 of this Report, Item 4. “Information on the Company—Recent Significant Developments,” and Item 5. “Operating and Financial Review and Prospects” and Item 8. “Financial Information—Legal Proceedings,” there have been no significant changes since November 30, 2006.

Item 9.                        The Offer and Listing.

A. Offer and Listing Details

Stock Trading History

The following table sets out the range of high and low closing prices for our publicly traded shares for the periods indicated.

American Depository Shares (Nasdaq)

Quarterly for the two fiscal years ended November 30, 2006 and for the fiscal quarter ended February 28, 2007	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2007
High	$32.88	—	—	—
Low	$26.17	—	—	—
2006
High	$35.26	$34.02	$27.51	$30.77
Low	$30.71	$25.70	$20.56	$21.01
2005
High	$38.85	$40.30	$38.72	$41.15
Low	$26.41	$31.00	$32.21	$32.25

	Annually for the five years ended November 30,
	2006	2005	2004	2003	2002
High	$35.26	$41.15	$28.05	$9.33	$16.98
Low	$20.56	$26.41	$7.33	$5.20	$6.21

Common Shares (Oslo Børs) (Norwegian kroner)

Quarterly for the fiscal two years ended November 30, 2006 and for the fiscal quarter ended February 28, 2007	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
2007
High	210.00	—	—	—
Low	161.00	—	—	—
2006
High	235.00	223.50	165.00	196.50
Low	204.00	155.50	130.00	136.00
2005
High	244.00	256.50	246.50	263.00
Low	163.00	201.00	210.00	216.00

	Annually for the five years ended November 30,
	2006	2005	2004	2003	2002
High	235.00	263.00	173.00	67.00	152.00
Low	130.00	163.00	49.10	39.20	47.00

	Nasdaq ADS (U.S. dollar)		Oslo Børs (Norwegian kroner)
	High	Low	High	Low
Monthly
2006
November	$30.77	$28.42	196.50	183.50
December	$30.90	$28.00	193.50	174.25
2007
January	$32.88	$28.69	210.00	185.00
February	$30.98	$26.17	194.00	161.00
March	$29.60	$26.30	181.00	163.00
April	$32.00	$29.57	193.00	176.50
May (through May 21, 2007)	$33.13	$29.76	198.00	182.50

Markets

Our Common Shares are currently listed in Norway on the Oslo Børs (under the ticker symbol SNI). Our Common Shares traded in the form of ADSs (each ADS representing one Common Share) in the U.S. on Nasdaq. Considering the relatively limited trading volume of our ADRs on Nasdaq and our belief that the costs and expenses associated with maintaining a dual listing outweighed the benefits of continuing a U.S. listing and registration, we have voluntarily delisted from Nasdaq, effective as of the close of trading on May 21, 2007, and terminated our American Depositary Receipt program. We intend to file a Form 15F with the SEC to terminate our registration and reporting obligations under the Securities Exchange Act as soon as we become eligible to do so. We will maintain our listing in Norway on the Oslo Børs.

Item 10.                 Additional Information.

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

Authorized, Issued, and Outstanding Shares

Our authorized share capital as of April 30, 2007 consists of:

•       69,000,000 Common Shares, no par value and $1.00 stated value; and

•       17,250,000 Founder’s Shares, no par value.

As of May 21, 2007, 66,133,796 Common Shares and 16,533,449 Founder’s Shares had been issued. Of such shares, 6,633,378 Common Shares and 1,658,344 Founder’s Shares were held by us and therefore considered Treasury shares. Accordingly, as of May 21, 2007, 59,500,418 Common Shares and 14,875,105 Founder’s Shares were outstanding.

The Board of Directors has proposes to the Annual General Meeting of Shareholders to be held on June 14, 2007 to reduce the issued capital account of SNSA by $2 million. It is proposed that this shall be done by the cancellation of 2.0 million Common Shares held in treasury, and to transfer such $2 million to the freely distributable share premium and reserves of the Company. The number of issued Founder’s Shares of the Company will also be adjusted accordingly, as per Article Ten of the Articles of Incorporation. The Board of Directors also proposes to amend our Articles of Incorporation  to reduce the authorized capital from the current 69.0 million Common Shares and 17.25 million Founder’s Shares to 65.0 million Common Shares and 16.25 million Founder’s Shares.

Under the Luxembourg Company Law, Founder’s Shares are not considered as representing capital of SNSA.

Pursuant to our Articles of Incorporation, and as permitted by Luxembourg law, authorized capital will automatically be reduced to the amount represented by issued shares on August 31, 2007. From time to time we expect to take such steps as are required to cause the authorized capital (as set forth above or as amended) to remain in effect.

The Board of Directors is authorized to issue additional Common Shares and Founder’s Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for held by such shareholders for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation, authorize the Board of Directors to suppress shareholders’ preemptive rights to the extent it deems advisable, in particular in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under our 1997 Stock Option Plan (such Plan approved by the shareholders at the Annual General Meeting held on May 2, 1997) and our 1987 Stock Option Plan (such Plan approved by the shareholders at an Extraordinary General Meeting held on October 8, 1987) and which the Board of Directors  has implemented effective through August 31, 2007. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board of Directors recommends denying further such rights and such recommendation is approved by the shareholders pursuant to the requirements to amend the Articles of Incorporation set forth in “Voting Rights” below. From time to time we expect to take such steps as are required to cause the suppression of shareholders’ preemptive rights to remain in effect with respect to the issuance of Common Shares for cash resulting from the exercise of stock options. In addition, the relevant provisions of Norwegian law and Oslo Børs regulations, where our Common Shares are listed for trading, require “equal treatment” of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the “market price” thereof.

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

For additional information on our shares, see Introduction and our Consolidated Financial Statements, included in Item 18 of this Report.

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

Shareholder Meetings and Notice Thereof

Under the Articles of Incorporation, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in May. In addition, the Board of Directors may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within 30 days after receipt of a written demand by shareholders representing at least one-fifth of the outstanding shares entitled to vote.

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

Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year’s financial statements have been approved by the shareholders at a general meeting. Final dividends are declared once a year at the Annual General Meeting. Interim and final dividends on Common Shares and Founder’s Shares can be paid out of earnings, retained and current, as well as paid-in surplus.

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

In addition to the restrictions on shareholders described above, the Board of Directors is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with imminent and grave damage. Luxembourg Company Law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board of Directors’ discretion. We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by such phrase.

In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board of Directors to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (a) the amount paid for the shares if acquired within the 12 months immediately preceding the date of the notice, and (b) the last quoted price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board of Directors may in its discretion pay the amount calculated under (b) in situations where (a) would otherwise apply and result in a lower purchase price, if the Board of Directors determines it equitable after taking into account specified factors) and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available.

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

Material Contracts

Other than as described herein and in Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness” and in Note 23 to the Consolidated Financial Statements, included in Item 18 of this Report, we were not party to any other material contracts. The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

$150 Million Term Loan and Revolving Credit Facility Agreement

On August 13, 2004, we entered into a $150 million five-year secured term loan and revolving credit facility with various lending institutions, including DnB NOR Bank ASA as administrative and collateral agent. Stolthaven Houston Inc. and Stolthaven New Orleans LLC are the borrowers under this facility and SNSA and SNTG (Liberia) are the guarantors. In July 2005, the loan was amended and the interest rate was changed. As of November 30, 2006 and February 28, 2007, $144 million and $138 million were outstanding under the facility, respectively. For additional information on this agreement, see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness—$150 Million Term Loan and Revolving Credit Facility.”  A copy of the agreement is attached to this Report as Exhibit 4.18, and the amendments are attached to this Report as Exhibits 4.19 and 4.20 and 4.21.

The Stolt Fleet Loan with Danish Ship Finance

On October 27, 2005 we refinanced an existing debt facility with the Danish Ship Finance (the “Revised Stolt Fleet Loan”) relating to 14 oceangoing ships. The Revised Stolt Fleet Loan is for $325.8 million, $225.8 million of which reflects the amounts outstanding under the previous Stolt Fleet Loan and $100 million of which is a new ten-year tranche (Tranche A). Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility. For the $225.8 million portion, the re-financing of each ship is segregated into its own tranche and each tranche bears its own interest rate and has its own repayment schedule. The $100 million tranche is to be repaid through twenty semi-annual principal payments of $3.3 million and a balloon payment of $33.3 million at maturity on November 1, 2015. The previous 14 ship collateral agreement was replaced with a new seven-ship mortgage agreement which serves as security in support of the aggregate amount of all loans under the Revised Stolt Fleet Loan. The ship-owning subsidiaries also granted a security interest in the earnings and insurances generated by the operation of each mortgaged ship. On July 19, 2006 we entered into an additional $55 million tranche (Tranche B) to be repaid over ten years with twenty semi-annual payments of $1.8 million and a balloon payment of $18.3 million on maturity. The collateral package for the entire Stolt Fleet Loan, which includes the additional tranches (Tranche A and Tranche B) was increased from seven ships to eight ships.

As of November 30, 2006 and February 28, 2007, $340.8 million and $324.8 were outstanding under this facility, respectively. For additional information on this agreement, see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Revised Stolt Fleet Loan with Danish Ship Finance.”  A copy of the agreement is attached to this Report as Exhibit 4.15, and the amendments are attached to this Report as Exhibits 4.16 and 4.17.

$400 Million Revolving Credit Facility

On July 29, 2005 we entered into a seven-year $400 million secured multicurrency revolving credit facility with various lending institutions, including Deutsche Bank AG as agent. As of November 30, 2006, there was $140 million outstanding under this facility and as of February 28, 2007, there was $50 million outstanding under this facility. The facility matures on July 29, 2012 and Stolt Tanker Finance II B.V., our wholly owned, indirect subsidiary, is the borrower and SNSA, SNTG and certain other of our subsidiaries are the guarantors. 16 oceangoing ships were originally (which was later reduced to 14 ships) mortgaged as security in support of this facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ships. For additional information on this agreement, see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness—$400 Million Revolving Credit Facility.”  A copy of the agreement is attached to this Report as Exhibit 4.12.

$325 Million Revolving Credit Facility

On January 30, 2006 we entered into a seven-year $325 million secured multicurrency revolving credit facility with various lending institutions, including  Citibank International plc as agent. The facility matures on January 30, 2013, but may be extended at our request for an additional year and again for two further years with the prior consent of the lenders. Stolt Tanker Finance III B.V., our wholly owned, indirect subsidiary, is the borrower. 28 oceangoing ships are currently mortgaged as security in support of this facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ships. As of November 30, 2006, there was no outstanding borrowings and as of February 28, 2007, there was $135.8 million outstanding under this facility. For additional information on this agreement, see Item 5. “Operating and Financial Results and Prospects—Liquidity and Capital Resources—Indebtedness—$325 Million Revolving Credit Facility.”  A copy of the agreement is attached to this Report as Exhibit 4.13.

Share Purchase Agreement for the Sale of Marine Harvest

On March 6, 2006, we, along with Nutreco, as sellers, entered into a share purchase agreement with Geveran Trading Co Ltd., as purchaser, and Greenwich Holdings Ltd., as guarantor, for the sale of all of the outstanding shares of Marine Harvest, our joint venture with Nutreco, for €1,175.0 million plus interest accruing from March 28, 2006 until closing. On March 6, 2006 Geveran Trading assigned its rights and obligations under the agreement to Pan Fish ASA. On March 27, 2006 we, Nutreco, Geveran Trading, Greenwich Holdings and Pan Fish entered into an amendment to the agreement, requiring Pan Fish to prepay the purchase price of €1,175.0 million and on March 29, 2006, although the transaction has not yet closed, we received prepayment of €293.8 million ($353.5 million at the then current exchange rate) representing our full share of the proceeds of the sale. The transfer of ownership, which remained subject to approvals from regulatory and competition authorities, was completed on December 29, 2006. A copy of the share purchase agreement is attached to this Report as Exhibit 4.8 and a copy of the amendments are attached to this Report as Exhibits 4.9 and 4.10.

Share Sale Agreement for the Sale of SSF

On December 18, 2006, we announced the sale of SSF’s Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (U.S. $70.0 million at the then current exchange rates). The sale was pursuant to a Share Sale Agreement between Stolt Sea Farm Holdings B.V. and SAMS Holdings (SA) Pty. Ltd., a copy of which is attached to this Report as Exhibit 4.11. Pursuant to the agreement the sale was subject to certain conditions, including the receipt of any required regulatory approvals, and subject to customary representations and warrantees and customary closing conditions.

A copy of the share sale agreement is attached to this Report as Exhibit 4.11.

Shipbuilding Contracts with SLS

On June 9, 2005, SNTG, as buyer, entered into four separate agreements with SLS as builder, for the construction and purchase of four parcel tankers for a contract price of $57.5 million each. These agreements were originally entered into with ShinA Shipbuilding Co. Ltd. of South Korea, which was acquired by SLS in early 2006. The parcel tankers will have a capacity of 44,000 dwt each and will be of double-hull construction, classified as IMO I/II. The tankers are scheduled for delivery in late 2008 and early 2009.

On October 27, 2006, SNTG, as buyer, entered into four additional agreements with SLS for the construction and purchase of four 43,000 dwt double-hulled parcel tankers. On April 10, 2007, SNTG entered into four additional agreements with SLS for the construction and purchase of four additional 43,000 dwt double-hulled parcel tankers. All eight parcel tankers will be constructed with a combination of stainless steel tanks and coated tank, and will meet both Marpol Annex I and Annex II cargo requirements with ship IMO type I, II, and III capabilities. The aggregate price for the four ships ordered in October is expected to be approximately $338 million, with deliveries scheduled to take place between mid-2010 and 2011. The aggregate price for the four ships ordered in April is expected to be approximately $338 million, with deliveries scheduled to take place between mid-2011 and 2012.

Under the agreements with SLS, payments are due to the builder in installments during the course of the construction, with final payments due upon delivery of the vessel. The agreements contain standard shipbuilding contract provisions, including allowances for inspection, plan approvals and modifications, force majeure clauses and default provisions. In addition, each agreement contains a provision whereby the purchase price of the vessel may be increased or decreased to account for a change in the price of steel between the signing of the contract and the date of the keel laying, as well as for significant deficiencies in speed or fuel consumption of the final product that deviate from the those agreed to in the contract. A form of the shipbuilding contracts entered into with SLS is attached to this Report as Exhibit 4.22.

Shipbuilding Contracts with Aker Yards Florø ASA

On March 31, 2005, SNTG signed two agreements with the Kleven Florø AS (which was acquired by Aker Yards Florø AS in 2006) for the construction and purchase of two 43,000 dwt ton parcel tankers to be delivered in late 2007 and early 2008. The parcel tankers will meet both Marpol Annex I and Annex II cargo requirements with ship IMO type I, II, and III capabilities. The aggregate price for the two ships is expected to be approximately $160 million, with deliveries scheduled for September 2007 and March 2008.

On August 30, 2006, SNTG signed an agreement with Aker Yards Flørø AS for the construction and purchase of four additional 43,000 dwt parcel tankers each with a combination of stainless steel tanks and coated tanks. The aggregate price for the four ships from Aker Yards is expected to be approximately $350 million, with deliveries scheduled to take place between early 2008 and the end of 2009.

The agreements contain standard shipbuilding contract provisions, including access to the yard for inspection, plan approvals and modifications, force majeure clauses and default provisions. In addition, each agreement contains a provision whereby the purchase price of the vessel may be increased or decreased to account for a change in the price of steel between the signing of the contract and the date of the keel laying, , as well as for significant deficiencies in speed or fuel consumption of the final product that deviate from the those agreed to in the contract. A copy form of the shipbuilding contracts entered into with SLS is attached to this Report as Exhibit 4.23.

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

Under the said decree, a Holding 1929 billionaire company can opt to be subject to a special income tax calculated at varying rates depending on its distributed income.

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

The first €2,400,000 of annual distributions of dividends and payments of fees to non-resident directors is subject to a tax of 3%. Distributions on the next €1,200,000 are subject to a tax of 1.80% and any excess is subject to a tax of 1% (per million), with a minimum tax of €48,000 per year.

Subject to the foregoing, we, as a Holding 1929 billionaire company, are not liable under present Luxembourg law for any income tax, withholding tax, capital gains tax, estate or inheritance tax, or any other tax (except for a contribution tax of 1% on issues of share capital), calculated by references to our capital, assets or income.

Shareholders

At the outset, please note that a Holding 1929 billionaire company does not benefit from the double tax treaties concluded by Luxembourg with foreign countries.

Under present Luxembourg law, no withholding tax will be due on interest paid and distributed dividends (so long as we maintain our status as a holding company) or liquidation proceeds from a Holding 1929 billionaire company.

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

Luxembourg shareholders and companies will not benefit from the participation exemption regime on received dividends and capital gains on shares disposal deriving from the Holding 1929 billionaire company.

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

The 1929 holding companies tax regime was abolished on December 29, 2006. However, under a Grandfather Favor clause, pre-existing companies such as us will continue to benefit from the tax exempt regime until December 31, 2010.

U.S. Federal Income Taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs as part of a hedging or conversion transaction or as a position in a straddle for U.S. federal income tax purposes, certain former citizens or long-term residents of the U.S., persons that have a functional currency other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our stock. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This summary is based on the Code, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

For purposes of this summary, a U.S. Holder is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of Common Shares or ADSs that is neither a U.S. Holder nor a partnership (or entity treated as such for U.S. federal income tax purposes).

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Common Shares or ADSs the treatment of the partnership and a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor.

Each holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares or ADSs.

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

Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific categories of income. For this purpose, for taxable years beginning before January 1, 2007, dividend income with respect to your Common Shares or ADSs should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, such dividend income should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” Further, in certain circumstances, if you have held our Common Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or are obligated to make payments related to dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk.

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

The U.S. dollar is the functional currency of the most significant subsidiaries within SNTG. In SSF, the functional currencies are the Japanese yen and the Euro. The net translation adjustments arising on the above currency exposures were gains of $17.9 million, $7.2 million, and $17.1 million for the years 2006, 2005 and 2004, respectively. These are recorded in other comprehensive income (loss) in the Consolidated Statements of Shareholders’ Equity. We do not use derivative instruments to hedge translation exposures or the value of our investments in foreign subsidiaries.

We are also exposed to fluctuations in non-functional currency revenues and operating expenditures (transaction exposures) and one-off liabilities. To control these economic exposures, our Board of Directors has established a hedging policy which includes allowable hedging instruments as well as the duration of the hedges. Normally, all hedges match the currency and maturity of the exposure. Our currency rate exposure policy describes the range of allowable hedging activity. The policy does not permit speculative trading activity of any kind.

We currently use forward exchange contracts to hedge capital expenditures, non-functional currency debt, committed operating expenses, and forecasted operating costs. Our primary foreign currency exposures are the Euro, Norwegian kroner, British pound and Singapore dollar. All of our forecasted operating cost hedges are designated against specific exposures and classified as cash flow hedges. Cash flow hedges are accounted for under hedge accounting rules that allow derivative gains (losses) to be recorded in Other Comprehensive Income until the expenditure impacts earnings.

Our derivative instruments are over-the counter instruments entered into with major financial credit institutions. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Interest Rate Exposure

Our exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to LIBOR. As of November 30, 2006, our consolidated debt, after consideration of interest rate swap agreements, was approximately 77% fixed-rate debt.

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

Bunker Fuel Exposure

Ship bunker fuel for our tanker operations constituted approximately 28% of the total operating expenses for SNTG’s tankers operations. We enter into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. Historically, a majority of the contract business of the tanker operations has been protected against a rise in bunker fuel under the terms of our COA. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. As a result, we maintain an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

Market Risk Assessment

We use a value-at-risk (“VAR”) model to assess the market risk of our derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2006, our estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would be $1.8 million from adverse changes in foreign exchange rates. Our maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be less than $0.1 million and $0.7 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition and serve only as an illustration of derivative and short term interest rate volatility. Note that any adverse movement in foreign exchange or bunker derivatives is offset by corresponding changes in the fair value of the underlying exposure being hedged.

	VAR
	As of November 30,
	2006	2005
	(in millions)
Foreign currency exchange rates	$1.8	$1.6
Interest rates	*	$0.1
Bunker fuel rates	$0.7	$0.5

(*)          less than $0.1 million

The increase in the VAR, in connection with foreign exchange rates and bunker fuel rates, is attributable to an increase in market volatility. The decrease in VAR related to interest rates is attributable to the decrease in outstanding variable rate debt in 2006.

A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, included in Item 18 of this Report, and disclosure relating to the financial instruments is included in Note 21 to the Consolidated Financial Statements, also included in Item 18 of this Report.

Item 12.                 Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.                 Controls and Procedures.

Disclosure controls and procedures

Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Our CEO and the CFO, with the participation of management, have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures at November 30, 2006. In connection with this evaluation, our CEO and CFO have concluded that such disclosure controls and procedures were not effective as of that date to achieve the intended objectives because of the existence of two “material weaknesses” in our internal controls over financial reporting described below.

In light of these material weaknesses, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were in accordance with U.S. GAAP. We believe that despite these weaknesses, the consolidated financial statements included in Item 18 comply with U.S. GAAP.

Management’s Report on Internal Controls over Financial Reporting

Internal controls over financial reporting

SNSA management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Due to its inherent limitations, internal control over financial reporting, including those controls determined to be effective, may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

A “material weakness”, as defined by Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board, is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We assessed the effectiveness of our internal control over financial reporting, and concluded that the following two material weaknesses in our internal control over financial reporting relating to accounting for certain equity method investments existed, as at November 30, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in “Internal Control—Integrated Framework”.

Equity method of accounting

In 2006 we identified errors relating to accounting for certain equity method investments between 1987 and 2006. Management concluded that these errors, while indicating a material weakness in internal controls over financial reporting, did not require the restatement of any previously issued financial statements, because none of  the errors were material in the individual years based on the “rollover method” of determining materiality, which we used for fiscal years prior to 2006. If not corrected, these errors would have resulted in the overstatement of investments in and advances to non-consolidated joint ventures and equity method investees by $12.9 million as of December 1, 2005. Such errors related principally to our investment in NYK Stolt and primarily arose as a consequence of a material weakness in the operation of controls over (i) the conversion of NYK Stolt’s results from Japanese GAAP to U.S. GAAP, (ii) the recording of transactions between NYK Stolt and SNTG and (iii) the application of APB Opinion No. 18, The Equity Method of Accounting for Investments.

We corrected these errors using the transitional provisions of SAB 108. See Note 2 and Note 3 to the Consolidated Financial Statements, included in Item 18 of this Report.

Accounting and financial reporting resources

The second material weakness relates to two accounting errors identified during the preparation and audit of the financial statements for the year ended November 30, 2006.

The first error related to the accrual of interim cash dividends declared on November 9, 2006 but paid in December 2006. If not corrected, this accrual would have reduced retained earnings and increased other current liabilities by $30.0 million within the consolidated balance sheet as of November 30, 2006. The second error arose primarily as a result of the application of an incorrect tax rate in recording equity in net income of Marine Harvest. This error would have resulted in an understatement of net income by $5.3 million for the year ended November 30, 2006 and an understatement of the investment in and loan to Marine Harvest at November 30, 2006.

These two errors arose due to the second material weakness which was caused by the lack of sufficient number of experienced accounting and financial reporting personnel during critical periods and a consequent lack of independent review.

Both of these accounting errors arising from the material weaknesses described above have been corrected in the Consolidated Financial Statements included in Item 18 of this Report.

Remediation

If not corrected, the items discussed above could cause our quarterly or annual financial statements and other regulatory reporting requirements to become materially misstated or not meet the applicable filing deadlines. We are in the process of addressing these deficiencies and have developed and started a project plan to improve our core accounting and finance processes. We intend to take the following steps to remediate these material weaknesses during fiscal year 2007.

•       Hire additional, accounting and financial reporting personnel within our corporate reporting organization.

•       Establish new policies and procedures to ensure that all new transaction-types and new accounting and regulatory requirements are independently evaluated to determine the appropriate application of U.S. GAAP for the circumstances, including consultation with an independent public accounting consultants.

•       Intensify management supervision of our accounting policies and procedures and enhance our training efforts to ensure that our key accounting and financial professionals can identify complex accounting matters as they arise.

•       Reconcile local GAAP financial statements with U.S. GAAP financial statements for all investments in joint ventures and equity method investees on a quarterly basis. We will also obtain audited financial statements of such investments at least on an annual basis to ensure that the value of the underlying investment is appropriately reflected in our U.S. GAAP financial statements.

The steps we have taken or intend to take, however, may not remediate these material weaknesses or any other material weaknesses in our internal control over financial reporting that may be identified in the future.

Our independent registered public accounting firm has issued an attestation report expressing an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting, and an adverse opinion on the effectiveness of internal control over financial reporting as of November 30, 2006, which report appears in Item 18.

Changes to internal control over financial reporting

In our Form 20-F for the year ended November 30, 2005, we reported material weaknesses in relation to our internal controls over financial reporting relating to the financial reporting and closing process, the administration of our stock option plan, a lack of awareness of our anti-fraud process and lack of access controls and security with respect to certain computer systems. These material weaknesses are described in detail in Item 15 of our Annual Report on Form 20-F for the year ended November 30, 2005.

As of November 30, 2006, we substantially remediated these previously reported material weaknesses in internal controls over financial reporting. The following remediation actions were undertaken:

Financial reporting and closing process

During fiscal year 2006, apart from the matters noted above, we remediated the weaknesses in our financial reporting and closing process as follows:

•        We implemented second reviews of certain significant account balances and financial statement disclosures by our Corporate Controller. As discussed above, this is an area we will continue to work on during fiscal 2007.

•        The Corporate Controller now formally evaluates all consolidation entries.

•        We have established a formal disclosure committee consisting of the General Counsel, Corporate Controller, Senior Vice President Corporate Finance and from time to time, other members of management, depending on the nature of the disclosure issue.

•        We have strengthened our compliance through use of formal checklists of accounting and disclosure related issues at each of our subsidiaries and at the corporate level.

•        We consolidated our financial reporting and control functions in London, where our CFO and the other members of senior management are located.

Administration of our stock option plan

We remediated the deficiencies in our stock option plan administration in fiscal year 2005 by revising our process for determining and approving option grants made from January 2006 forward so that the exercise price of the options granted is always the market price of our Common Shares on the date the Compensation Committee approves option grants.

Anti-fraud controls

During fiscal year 2006, we remediated the deficiencies in our anti-fraud controls as follows:

•        Our senior management undertook a formal fraud risk assessment.

•        We amended our Code of Business Conduct to ensure there is appropriate emphasis on those practices that are unacceptable, including fraud and actions prohibited by the U.S. Foreign Corrupt Practices Act.

•        We increased the exposure of our whistleblower program through coverage in internal publications and in all internal training courses led by our staff.

•        We have implemented a fraud awareness program during training courses of finance teams.

•        We have included a self-certification questionnaire within our annual representations on the Directors & Officers questionnaire submitted by senior management.

Information technology

During fiscal year 2006, we remediated the deficiencies in our information technology controls as follows:

•        Management has established a web-based access security system (with regular quarterly reviews) to ensure that employees who have changed roles and responsibilities, transferred, or been terminated; have the appropriate access rights to only the appropriate computer systems.

•        Management has established formal policies to ensure that changes are made only after approval from all relevant parties prior to initiation of the change.

•        An inventory of all critical spreadsheets used in financial reporting and other accounting areas has been collated. Such spreadsheets now have standardized security controls over access password protection restricted folder access and data retention.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert.

Our Audit Committee includes a financial expert as defined under the rules and regulations of the Exchange Act. Roelof Hendriks has been designated as our Audit Committee financial expert. Mr. Hendriks is an independent director as such term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq Marketplace Rules. We believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability to retain its own independent accountants, financial advisors, other consultants, advisors and experts whenever it deems appropriate.

Item 16B.        Code of Ethics.

We have adopted a code of ethics applicable to our directors, chief executive officer, chief financial officer, controller and persons performing similar functions. We previously took advantage of the exemption available to foreign private issuers from the Nasdaq corporate governance requirement regarding our code of ethics. However, in February 2006, we updated our code of ethics to be in full compliance with the Nasdaq Marketplace Rules. A copy of this new code of ethics is attached as Exhibit 11 to this Report and it is also available on our websites at www.stolt-nielsen.com and www.sntg.com.

Item 16C.        Principal Accountant Fees and Services.

The following table sets forth the total remuneration that was billed to us and our subsidiaries from our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte & Touche”), for each of our previous two fiscal years ended November 30:

	2006	2005
	(in millions)
Audit fees	$5.0	$3.3
Audit-related fees	0.3	0.2
Tax fees	0.4	0.3
All other fees	—	—
Total	$5.7	$3.8

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated and statutory financial statements for each of the fiscal years 2006 and 2005, and the reviews of the financial information included in interim financial reports during fiscal years 2006 and 2005.

Audit-Related Fees

Audit-related fees principally constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “Audit Fees”, in each of the fiscal years 2006 and 2005. In fiscal year 2006, audit-related fees principally consisted of fees for audits of a U.S. pension plan and a retirement savings plan. In fiscal year 2005, audit-related fees principally consisted of fees for assistance with the contribution to Marine Harvest and audits of U.S. pension plans and a retirement savings plan.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning in each of the fiscal years 2006 and 2005. In fiscal years 2006 and 2005, tax fees principally consisted of fees for advisory services related to tax return compliance work in several countries, mainly the Netherlands and U.K., and general tax matters in the Netherlands.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees”, provided by Deloitte & Touche. There were no fees billed in this category in fiscal years 2006 or 2005.

Audit Committee Pre-Approval Policy and Procedure

Our Audit Committee adopted a policy on November 18, 2002 to pre-approve all audit and non-audit services provided by our independent registered public accounting firm to us or our subsidiaries prior to the engagement of our independent registered public accounting firm with respect to such services. Prior to engagement of the independent registered public accounting firm for the next year’s audit, management submits to the Audit Committee for approval a list of services and related fees expected to be rendered during that year within each of four categories of services—audit, audit related, tax, and all other services. Prior to engagement, the Audit Committee pre-approves the independent registered public accounting firm’s services within each category. The Audit Committee may delegate to one or more members who are independent directors of the Board of Directors authority to pre-approve the engagement of the independent registered public accounting firm. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the years listed above.

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

The following table sets forth information concerning our purchases of its Common Shares from August 25, 2005 to the completion of the program on December 1, 2006.

Purchase Date	Total Number of Shares Purchased	Avg. Price Paid per Share in NOK	Avg. Price Paid per Share in U.S. $	Total number of Shares Owned	Remaining Amount that May be Spent under the Share Repurchase Program in U.S. $ millions
December 1, 2006	67,000	189.14	$30.68	6,852,240	$0
November 30, 2006	109,900	190.98	$30.90	6,785,240	$2.10
November 29, 2006	87,980	190.97	$30.60	6,675,340	$5.50
November 28, 2006	95,760	189.75	$30.06	6,587,360	$8.20
November 27, 2006	21,000	194.21	$30.80	6,491,600	$11.10
November 24, 2006	37,700	193.25	$30.66	6,470,600	$11.70
November 23, 2006	14,250	192.89	$30.60	6,432,900	$12.90
November 20, 2006	40,400	192.35	$29.81	6,418,650	$13.30
November 17, 2006	133,000	190.95	$29.61	6,378,250	$14.50
November 16, 2006	78,800	190.46	$29.65	6,245,250	$18.40
November 15, 2006	5,400	190.61	$29.69	6,166,450	$20.80
November 10, 2006	3,500	188.06	$29.54	6,161,050	$20.90
November 9, 2006	94,400	187.53	$29.21	6,157,550	$21.00
November 8, 2006	24,300	188.29	$29.19	6,063,150	$23.80
November 7, 2006	38,450	188.04	$29.13	6,038,850	$24.50
November 6, 2006	16,600	188.17	$28.94	6,000,400	$25.60
November 3, 2006	379,300	188.02	$28.97	5,983,800	$26.10
October 31, 2006	69,600	188.04	$28.77	5,604,500	$37.10
October 12, 2006	200,000	169.72	$25.15	5,534,900	$39.10

October 11, 2006	215,300	168.76	$25.13	5,334,900	$44.10
October 10, 2006	131,050	169.86	$25.39	5,119,600	$49.50
July 19, 2006	92,300	134.55	$21.27	4,988,550	$52.90
July 18, 2006	56,000	130.81	$20.48	4,896,250	$54.80
July 17, 2006	70,750	129.5	$20.49	4,840,250	$56.00
July 10, 2006	176,000	139.77	$22.24	4,769,500	$57.40
May 19, 2006	78,500	159.45	$26.11	4,593,500	$61.30
May 16, 2006	382,950	164.05	$26.91	4,515,000	$63.40
May 15, 2006	589,450	162.5	$26.74	4,132,050	$73.70
May 4, 2006	147,050	164.53	$26.86	3,542,600	$89.50
May 3, 2006	101,450	163.5	$26.68	3,395,550	$93.40
April 28, 2006	171,150	174	$28.29	3,294,100	$96.10
April 27, 2006	295,200	174.72	$28.14	3,122,950	$101.00
April 21, 2006	465,800	177.58	$27.88	2,827,750	$109.30
April 20, 2006	200,300	178.04	$28.11	2,361,950	$122.30
April 10, 2006	100,000	188.81	$29.10	2,161,650	$127.90
March 7, 2006	350,000	215.77	$32.10	2,061,650	$130.80
February 28, 2006	100,000	210.25	$31.15	1,711,650	$142.00
November 30, 2005	148,450	218.06	$32.36	1,611,650	$145.20
November 16, 2005	200,000	219.16	$32.76	1,463,200	$150.00
October 21, 2005	119,600	220	$33.95	1,263,200	$156.50
October 18, 2005	637,900	224.15	$34.27	1,143,600	$160.60
October 14, 2005	505,700	224.97	$34.83	505,700	$182.40

PART III

Item 17.                 Financial Statements.

We have elected to provide financial statements for the fiscal year ended November 30, 2006 and the related information pursuant to Item 18.

As a result of Marine Harvest N.V.  meeting certain “significance” tests pursuant to Rule 3-09 of Regulation S-X, separate audited financial statements of Marine Harvest N.V. as of and for the fiscal year ended December 31, 2006 and unaudited financial statements as of and for the eight-month period ended December 31, 2005, attached as Exhibit 15.1 to this Report, are being filed pursuant to Rule 3-09 and are incorporated herein by reference. These separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) with a reconciliation of main differences between EU-IFRS and U.S. GAAP.

Item 18.                 Financial Statements.

See pages F-1 to F-66, which are incorporated herein by reference.

A.   Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

Management’s Report on Internal Control our Financial Reporting

Consolidated Statements of Operations for the years ended November 30, 2006, 2005 and 2004

Consolidated Balance Sheets as of November 30, 2006 and 2005

Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended November 30, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Item 19.                 Exhibits.

1.1

Consolidated Articles of Incorporation following the Annual General Meeting of Shareholders of May 30, 2006. Incorporated by reference to Exhibit 1.1 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

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

4.7

Shareholders Agreement dated April 29, 2005 between Nutreco Holding N.V., Stolt-Nielsen S.A. and Stolt Sea Farm Investments B.V. Incorporated by reference to Exhibit 4.10 of Stolt-Nielsen’s Annual report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.8

Share Purchase Agreement relating to Marine Harvest N.V., Nutreco Holding N.V. and Stolt Sea Farm Investments B.V., as Sellers, and Geveran Trading Co Ltd, as Purchaser, and Greenwich Holdings Ltd., as Guarantor dated March 6, 2006. Incorporated by reference to Exhibit 4.8 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.9

Amendment Agreement, relating to Marine Harvest N.V., among Nutreco Holding N.V. and Stolt Sea Farm Investments B.V., as Sellers, and Geveran Trading Co Ltd, as Purchaser, and Greenwich Holdings Ltd., as Guarantor, and Pan Fish ASA, as Assignee, dated March 27, 2006. Incorporated by reference to Exhibit 4.9 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.10

Second Amended Agreement, relating to Marine Harvest N.V., among Nutreco Holding N.V. and Stolt Sea Farm Investments B.V., as Sellers, and Geveran Trading Co Ltd, as Purchaser, and Greenwich Holdings Ltd., as Guarantor, and Pan Fish ASA, as Assignee, dated July 13, 2006.

4.11	Share Sale Agreement, relating to Stolt Sea Farm Pty. Ltd., between Stolt Sea Farm Holdings BV and Sams Holdings (SA) Pty. Ltd., dated November 3, 2006.

4.12

$400,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance II B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Deutsche Bank AG in Hamburg, DnB NOR Bank ASA, DVB Bank AG and Nordea Bank Norge ASA (as mandated lead arrangers and underwriters) and the Banks Listed in Schedule 1 (as banks) and Deutsche Bank AG in Hamburg (as facility agent and security trustee), dated July 29, 2005. Incorporated by reference to Exhibit 4.10 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.13

$325,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance III B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Citibank N.A. (as underwriter and bookrunner) and Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as underwriters) and Citigroup Global Markets Limited, Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as mandated lead arrangers) and the Banks Listed in Schedule 1 (as banks) and Citibank International plc (as facility agent) and Citicorp Trustee Company Limited (as security trustee), dated January 30, 2006. Incorporated by reference to Exhibit 4.11 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.14

Amendment Agreement, dated February 10, 2006, amending the $325,000,000 Secured Multicurrency Revolving Loan Facility Agreement, between Stolt Tankers Finance III B.V. (as borrower) and Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd (Liberia), Stolt-Nielsen Transportation Group Ltd (Bermuda), Stolt-Nielsen Investments N.V., Stolt-Nielsen Holdings BV and Stolt-Nielsen Transportation Group BV (as joint and several guarantors) and Citibank N.A. (as underwriter and bookrunner) and Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as underwriters) and Citigroup Global Markets Limited, Deutsche Bank AG in Hamburg and Deutsche Schiffsbank AG (as mandated lead arrangers) and the Banks Listed in Schedule 1 (as banks) and Citibank International plc (as facility agent) and Citicorp Trustee Company Limited (as security trustee), dated January 30, 2006. Incorporated by reference to Exhibit 4.12 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.15

Loan Agreement, $225,779,737.18 Existing Financing and $100,000,000, New Financing Top Up Term Loan, between Stolt Tankers Finance B.V., as Borrower, and Danish Ship Finance A/S (Danmarks Skibskredit A/S), as Lender, Dated: October 27, 2005, “Stolt Fleet Loan” DSF-Loan No. 4126. Incorporated by reference to Exhibit 4.13 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.16

Amendment No. 1 to the Loan Agreement, $39,285,714.26, between Stolt Tankers Finance B.V., as Borrower, and Danish Ship Finance A/S (Danmarks Skibskredit A/S) and DVB Bank A.G., as Lenders “M/V Stolt Achievement” DSF-Loan No. 4153, dated July 27, 2005. Incorporated by reference to Exhibit 4.14 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.17

Amendment No. 2 to the Loan Agreement, $225,779,727.18 Existing Financing, $100,000,000 New Financing Top Up Term Loan and $55,000,000 Additional Advance, between Stolt Tankers Finance B.V., as Borrower, and Danish Ship Finance A/S (Danmarks Skibskredit A/S), as Lenders “Stolt Fleet Loan” DSF-Loan No. 4126, dated July 19, 2006.

4.18

Term Loan and Revolving Credit Facility Agreement Providing for $150,000,000 Senior Secured Credit Facilities, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd. as Joint and Several Guarantors, dated as of August 13, 2004. Incorporated by reference to Exhibit 4.15 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.19

Supplement No. 1 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors dated as of November 30, 2004. Incorporated by reference to Exhibit 4.16 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.20

Amendment No. 1 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors, dated as of July 20, 2005. Incorporated by reference to Exhibit 4.17 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.21

Amendment No. 2 to Term Loan and Revolving Credit Facility Agreement, made by and among, Stolthaven Houston Inc. and Stolthaven New Orleans LLC, as Borrowers, DnB NOR Bank ASA, acting through its New York Branch, as Administrative Agent and Collateral Agent, the Banks and Financial Institutions identified on Schedule 1 to the Original Agreement, as Lenders, and Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group Ltd., as Joint and Several Guarantors, dated as of May 5, 2006. Incorporated by reference to Exhibit 4.18 of Stolt-Nielsen’s Annual Report on Form 20-F for fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

4.22

Form Shipbuilding Contract for Construction and Sale of Product/Chemical Tankers, by and between Stolt-Nielsen Transportation Group B.V., as buyer, and SLS Shipbuilding Co. Ltd. (and formerly ShinA Shipbuilding Co., Ltd.), as builder.

4.23	Form Shipbuilding Contract between Stolt-Nielsen Transportation Group B.V., as buyer, and Aker Yards Floro AS, as builder.
8.1	Significant subsidiaries as of the end of the year covered by this Report. See “Item 4. Information on the Company—Significant Subsidiaries.”

11

Code of Ethics. Incorporated by reference to Exhibit 1.1 of Stolt-Nielsen’s Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 31, 2006.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 30, 2007.*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 30, 2007.*
14.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
14.2	Consent of KPMG Accountants N.V., Independent Registered Public Accounting Firm.
14.3	Consent of Elvinger, Hoss & Prussen.
15.1	Separate Financial Statements of Marine Harvest N.V. for the fiscal year ended December 31, 2006 and unaudited financial statements for the eight-month period ended December 31, 2005.

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

Date: May 24, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stolt-Nielsen S.A.

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. and subsidiaries (the “Company”) as of 30 November 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Marine Harvest N.V. as of and for the year ended November 30, 2006, the Company's investment in which is accounted for by use of the equity method. The Company’s equity of $322.8 million in Marine Harvest N.V’s net assets as of November 30, 2006 and $60.8 million in that company’s net income for the year then ended are included in the accompanying financial statements. The financial statements of Marine Harvest N.V. for the year ended 31 December 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Marine Harvest N.V. as of and for the year ended 30 November 2006, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective December 1, 2005. As discussed in Note 20 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” using the modified prospective method with effect from December 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of two material weaknesses.

Deloitte & Touche LLP

London
May 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stolt-Nielsen S.A.

We have audited management's assessment, included in the accompanying Management’s Report on Internal Controls over Financial Reporting that Stolt-Nielsen S.A and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of November 30, 2006, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

The Company’s controls around accounting for joint ventures were not operating effectively so as to ensure that the Investments in and advances to non-consolidated joint ventures was recorded in accordance with accounting principles, generally accepted in the Unites States of America. Such material weakness resulted in a $12.9 million adjustment to the Investments in and advances to non-consolidated joint ventures and Retained earnings within the current year period financial statements, (such adjustment being recognized effective December 1, 2005, as a transition adjustment on adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”).

The second material weakness arose due to the lack of sufficient number of experienced accounting and financial reporting personnel during critical periods and a consequent lack of independent review. This material weakness in design control would have resulted in a material overstatement of dividends in the year and a more than inconsequential but less than material adjustment to Net income and the Investment in and loan to Marine Harvest within the current year financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended November 30, 2006, of the Company and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended November 30, 2006, of the Company and our report dated May 21, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph referring to the Company’s adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective December 1, 2005, and Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective December 1, 2005.

Deloitte & Touche LLP

London
May 21, 2007

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Operating Revenue:
Stolt-Nielsen Transportation Group:
Tankers	$1,066,107	$966,155	$840,952
Tank Containers	351,572	334,286	297,495
Terminals	93,792	83,251	75,618
SNTG Corporate	4,722	7,285	4,671
	1,516,193	1,390,977	1,218,736
Stolt Sea Farm	60,348	245,507	459,073
Corporate and other	36	1,504	1,515
	1,576,577	1,637,988	1,679,324
Operating Expenses:
Stolt-Nielsen Transportation Group:
Tankers	854,382	738,242	640,015
Tank Containers	270,562	267,080	246,172
Terminals	55,503	51,579	45,401
SNTG Corporate	5,139	6,918	3,479
	1,185,586	1,063,819	935,067
Stolt Sea Farm	37,455	220,033	438,635
	1,223,041	1,283,852	1,373,702
Gross Profit	353,536	354,136	305,622
Equity in net income of non-consolidated joint ventures and equity method investees (Note 4)	17,536	14,950	23,013
Administrative and general expenses	(208,265)	(185,171)	(200,608)
Restructuring charges (Note 10)	(1,761)	(7,064)	(2,679)
Gain on disposal of assets, net (Note 9)	4,222	11,558	3,076
Other operating income (expense), net	3,916	(6,003)	6,155
Operating Income	169,184	182,406	134,579
Non-Operating Income (Expense):
Interest expense	(35,468)	(47,594)	(80,460)
Interest income	7,840	6,918	4,032
Foreign currency exchange gain (loss)	3,416	(2,149)	6,848
Loss on early retirement of debt, net (Note 14)	—	(15,110)	—
Income from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	144,972	124,471	64,999
Income tax provision (Note 11)	(5,772)	(9,679)	(11,922)
Income from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	139,200	114,792	53,077
Minority interest	(85)	(55)	348
Equity in net income of Marine Harvest (Note 7)	60,800	11,300	—
Income from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	199,915	126,037	53,425
Income (loss) from discontinued operations (Note 25)	—	1,100	(1,649)
Gain on sale of investment in discontinued operations (Note 25)	—	355,882	24,870
Income before Cumulative Effect of a Change in Accounting Principle	199,915	483,019	76,646
Cumulative effect of a change in accounting principle (Note 5)	—	—	(1,776)
Net Income	$199,915	$483,019	$74,870

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Income per Common Share (Note 2):
Basic
Income from continuing operations	$3.21	$1.94	$0.87
Income from discontinued operations	—	0.02	(0.03)
Gain on sale of investment in discontinued operations	—	5.49	0.40
Income before cumulative effect of a change in accounting principle	3.21	7.45	1.24
Cumulative effect of a change in accounting principle (Note 5)	—	—	(0.03)
Net Income	$3.21	$7.45	$1.21
Diluted
Income from continuing operations	$3.17	$1.90	$0.85
Income from discontinued operations	—	0.02	(0.03)
Gain on sale of investment in discontinued operations	—	5.37	0.40
Income before cumulative effect of a change in accounting principle	3.17	7.29	1.22
Cumulative effect of a change in accounting principle (Note 5)	—	—	(0.03)
Net Income	$3.17	$7.29	$1.19
Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	62,243	64,864	61,767
Diluted	62,927	66,218	62,630

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2006	2005
	(in thousands, except for share data)
ASSETS
Current Assets:
Cash and cash equivalents	$44,502	$29,587
Trade receivables (net of allowance for doubtful accounts of $7,260 in 2006 and $3,075 in 2005)	131,870	138,190
Inventories (Note 12)	17,492	17,556
Receivables from related parties (Note 6)	4,357	3,306
Restricted cash deposits	—	14
Prepaid expenses	56,805	45,524
Other current assets	11,053	8,192
Total Current Assets	266,079	242,369
Fixed assets, at cost:
SNTG tankers	2,086,531	2,024,981
Deposits for SNTG tankers under construction	193,165	25,549
SNTG tank containers	162,566	139,867
SNTG terminals	337,096	329,259
Stolt Sea Farm	53,031	45,581
Other	38,978	39,136
	2,871,367	2,604,373
Less—accumulated depreciation	(1,199,108)	(1,130,740)
Fixed assets, net	1,672,259	1,473,633
Investments in and advances to non-consolidated joint ventures and equity method investees (Note 4)	147,564	85,839
Investment in and loan to Marine Harvest (Note 7)	322,823	329,300
Deferred income tax assets, net of valuation allowances (Note 11)	3,720	1,992
Goodwill and other intangible assets, net (Note 8)	24,101	24,499
Other assets	77,403	61,548
Total Assets	$2,513,949	$2,219,180
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term bank loans (Note 13)	$144,600	$173,349
Current maturities of long-term debt (Note 14)	67,301	49,482
Accounts payable	50,638	53,802
Accrued voyage expenses	64,205	54,979
Accrued expenses	155,928	138,676
Prepayment proceeds on sale of Marine Harvest (Note 7)	353,450	—
Other current liabilities	28,166	10,851
Total Current Liabilities	864,288	481,139
Long-term debt (Note 14)	418,875	444,099
Deferred income tax liabilities (Note 11)	13,268	19,837
Other liabilities	44,672	60,839
Minority interest	292	204
Commitments and contingencies (Notes 23 and 24)
Shareholders’ Equity (Note 18):
Founder’s shares: no par value—17,250,000 shares authorized, 16,520,364 issued in 2006 and 16,434,891 issued in 2005, less 1,696,310 Treasury shares in 2006 and 402,913 in 2005	—	—
Common shares: stated $1—69,000,000 shares authorized, 66,081,456 shares issued in 2006, and 65,739,564 shares issued in 2005	66,081	65,740
Paid-in surplus	356,906	342,932
Retained earnings	936,553	875,321
Accumulated other comprehensive income (loss), net (Note 2)	10,923	(16,096)
	1,370,463	1,267,897
Less—Treasury stock, at cost, 6,785,240 Common shares in 2006 and 1,611,650 in 2005	(197,909)	(54,835)
Total Shareholders’ Equity	1,172,554	1,213,062
Total Liabilities and Shareholders’ Equity	$2,513,949	$2,219,180

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Comprehensive Income (Loss)	Total
	(in thousands, except for share data)
Balance, December 1, 2003	$62,639	$335,499	$(134,024)	$448,498	$(18,398)		$694,214
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—	—	9,237
Issuance of 184,641 Founder’s shares	—		—	—	—	—	—
Sale of 7,688,810 Treasury Common shares	—	(32,982)	134,024	—	—	—	101,042
Net income	—	—	—	74,870	—	$74,870	$74,870
Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108	17,108
Minimum pension liability adjustments, net of tax benefit of $153	—	—	—	—	(438)	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)	(604)
Other comprehensive income, net						3,930
Comprehensive income						$78,800
Balance, November 30, 2004	63,377	311,016	—	523,368	(14,468)	—	$883,293
Exercise of stock options for 2,362,804 Common shares	2,363	30,689	—	—	—	—	33,052
Issuance of 590,701 Founder’s shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares—1,611,650 shares	—	—	(54,835)	—	—	—	(54,835)
Purchase of Treasury Founder’s shares—402,913 shares	—	—	—	—	—	—	—
Stock-based compensation	—	1,227	—	—	—	—	1,227
Cash dividends paid—$2.00 per Common share	—	—	—	(130,984)	—	—	(130,984)
Cash dividends paid—$0.005 per Founder’s share	—	—	—	(82)	—		(82)
Net income	—	—	—	483,019	—	$483,019	483,019
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	7,182	7,182	7,182
Minimum pension liability adjustments, net of tax benefit of $1,039	—	—	—	—	(2,969)	(2,969)	(2,969)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(5,841)	(5,841)	(5,841)
Other comprehensive loss, net						(1,628)
Comprehensive income						$481,391
Balance, November 30, 2005	65,740	342,932	(54,835)	875,321	(16,096)		1,213,062
Cumulative effect adjustment for adoption of SAB 108, net of tax	—	—	—	(12,914)	—		(12,914)
Exercise of stock options for 341,892 Common shares	341	3,629	—	—	—	—	3,970
Issuance of 85,473 Founder’s shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares—5,173,590 shares	—	—	(143,074)	—	—	—	(143,074)
Purchase of Treasury Founder’s shares—1,293,397 shares	—	—	—	—	—	—	—
Stock-based compensation	—	10,345	—	—	—	—	10,345
Cash dividends paid—$2.00 per Common share(a)	—	—	—	(125,688)	—	—	(125,688)
Cash dividends paid—$0.005 per Founder’s shares(b)				(81)	—	—	(81)
Net income	—	—	—	199,915	—	$199,915	$199,915
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	17,928	17,928	17,928
Minimum pension liability adjustments, net of tax benefit of $1,686	—	—	—	—	4,413	4,413	4,413
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	4,678	4,678	4,678
Other comprehensive income, net						27,019
Comprehensive income						$226,934
Balance, November 30, 2006	$66,081	$356,906	$(197,909)	$936,553	$10,923		$1,172,554

(a)              The $125.7 million is inclusive of the 2005 final dividend of $61.4 million and the 2005 interim dividend of $64.3 million.

(b)             The $0.1 million is the 2005 interim dividend.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

Accumulated Other Comprehensive Income (Loss), net as of November 30, 2006, and 2005 consisted of the following:

	2006	2005
	(in thousands)
Cumulative translation adjustments, net	$14,759	$(3,169)
Minimum pension liability adjustments, net of tax	(4,632)	(9,045)
Net unrealized gain (loss) on cash flow hedges	796	(3,882)
Total accumulated other comprehensive income (loss), net	$10,923	$(16,096)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Cash Flows from Operating Activities:
Net Income	$199,915	$483,019	$74,870
Less—income related to discontinued operations	—	356,982	23,221
Income from continuing operations	199,915	126,037	51,649
Adjustments to reconcile net income to net cash from operating activities:
Cumulative effect of a change in accounting principle	—	—	1,776
Depreciation of fixed assets	96,542	96,987	102,616
Amortization of other intangible assets	65	42	1,190
Amortization of debt issuance costs	1,194	1,280	1,568
Loss on early retirement of debt—non cash	—	778	—
Amortization of drydock costs	13,758	10,771	11,016
Insurance claims recognized	(3,042)	—	—
Provisions (reversals/benefits) for reserves and deferred taxes	(21,325)	(27,382)	(13,685)
Equity in net income of non-consolidated joint ventures and equity method investees	(17,536)	(14,950)	(23,013)
Equity in net income of Marine Harvest	(60,800)	(11,300)	—
Minority interest	85	55	(348)
Foreign currency related losses (gains)	6,451	1,359	(7,037)
Gain on disposal of assets, net	(4,223)	(11,558)	(3,076)
Stock-based compensation expense	10,345	1,227	—
Changes in assets and liabilities, net of effect of divestitures:
Decrease (increase) in trade receivables	1,991	(8,485)	(5,973)
(Increase) decrease in inventories	(165)	33,340	32,512
(Increase) decrease in prepaid expenses and other current assets	(24,611)	7,599	(11,166)
Increase in accounts payable and other current liabilities	33,065	16,228	2,862
Payments of drydock costs	(18,079)	(2,580)	(16,357)
Insurance proceeds from business interruption claims	1,100	—	—
Dividends from non-consolidated joint ventures	3,279	5,853	16,887
Other, net	25	3,894	(5,504)
Net cash provided by operating activities—Continuing operations	218,034	229,195	135,917
Net cash provided by operating activities—Discontinued operations	—	—	51,442
Net cash provided by operating activities	218,034	229,195	187,359
Cash flows from investing activities, net of effect of acquisitions and investments:
Capital expenditures	(298,752)	(158,806)	(51,329)
Proceeds from sales of ships and other assets	24,085	9,391	3,824
Cash settlement of hedges	2,478	—	—
Investment in joint ventures and equity method investees (Note 4)	(58,736)	(4,900)	—
Advances (to) from affiliates and others, net (Note 4)	711	(2,522)	27,241
Proceeds from sale of Marine Harvest (Note 7)	353,450	—	—
Cash received from Marine Harvest (Note 7)	64,877	—	—
Cash contribution to Marine Harvest (Note 7)	—	(19,314)
(Increase) decrease in restricted cash deposits	14	(271)	24,918
Decrease in long-term loans and advances to employees and officers (Note 6)	—	4,758	2,716
Insurance proceeds from loss of assets claims	1,942	—	—
Other, net	1,293	1,892	(3,363)
Net cash provided by (used in) investing activities—Continuing operations	91,362	(169,772)	4,007
Net cash provided by (used in) investing activities—Discontinued operations	—	492,400	(157,837)
Net cash provided by (used in) investing activities	91,362	322,628	(153,830)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Cash flows from financing activities:
Decrease in short-term bank loans, net (Note 13)	(28,749)	(119,146)	(188,525)
Repayment of long-term debt (Note 14)	(62,670)	(418,023)	(237,375)
Principal payments under capital lease obligations	—	—	(88)
Proceeds from issuance of long-term debt (Note 14)	55,000	100,000	150,000
Debt issuance costs	(2,436)	(2,945)	(4,231)
Proceeds from exercise of stock options	3,970	33,052	9,237
Net proceeds from sale of Treasury Common shares through private placement	—	—	101,042
Purchase of Treasury Common shares	(134,106)	(54,835)	—
Dividends paid	(125,768)	(131,066)	—
Net cash used in financing activities—Continuing operations	(294,759)	(592,963)	(169,940)
Net cash provided by financing activities—Discontinued operations	—	—	52,048
Net cash used in financing activities	(294,759)	(592,963)	(117,892)
Effect of exchange rate changes on cash	278	(720)	5,771
Net increase (decrease) in cash and cash equivalents	14,915	(41,860)	(78,592)
Cash and cash equivalents at beginning of year	29,587	71,447	150,039
Cash and cash equivalents at end of year	$44,502	$29,587	$71,447

Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Interest, net of amounts capitalized	$26,294	$45,734	$77,813
Income taxes	$10,269	$8,513	$12,286

The Company capitalized $4.5 million, $1.3 million and $0.6 million of interest for the years ended November 30, 2006, 2005 and 2004, respectively.

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company

Stolt-Nielsen S.A. (“SNSA”), a Luxembourg company and its subsidiaries (collectively, the “Company”) is currently engaged in two businesses: Transportation and Seafood.

The Transportation business includes parcel tankers, tank containers and terminals divisions. The Transportation business, which is carried out through the Stolt-Nielsen Transportation Group (“SNTG”), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids.

The Seafood business, which is carried out through Stolt Sea Farm Holdings (“SSF”), produces, processes and markets turbot, Southern bluefin tuna, sturgeon, caviar and sole. The Southern bluefin tuna business was sold in December 2006. See Note 26, “Subsequent Events”. Additionally, in December 2006, the Company completed the sale of its 25% share of equity investment in Marine Harvest N.V., (“Marine Harvest”). See Note 7 for further details.

The Company owned an offshore contracting business carried out through Stolt Offshore S.A. (“SOSA”), an offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company sold its remaining ownership interest in SOSA in January 2005. See Note 25, “Discontinued Operations” for further discussion.

2.   Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. Management makes certain estimates and judgments, including those related to tanker voyage accounting, container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates. The reporting currency used in these financial statements is the U.S. dollar.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all other entities that are more than 50% owned by the Company, except where the Company’s control over the operations is limited by significant participating interests held by other parties. In addition, the Company consolidates variable interest entities (“VIEs”) for which the Company is determined to be a primary beneficiary, if any. See Note 5 for VIEs where the Company is not the primary beneficiary. A controlling financial interest in a

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

VIE is present when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities, including joint ventures (“equity method investees”). Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities determined in accordance with U.S. GAAP. The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the equity investees.

All material intercompany balances are eliminated on consolidation of subsidiaries, consolidated VIEs and equity investees.

Impairment of Investments in Non-consolidated Equity Method Investees and Joint Ventures

The Company reviews its investments in non-consolidated equity method investees and joint ventures periodically to assess whether there is an “other than temporary” decline in the fair value of the investment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments (“APB Opinion No. 18”). If the decline is “other than temporary” an impairment charge is recognized. In making this determination, the Company considers, among other things, its ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery as well as the severity and duration of the decline in value. If the loss in value is determined to be other than temporary, the amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Sale of Stock by Subsidiaries

The Company’s policy is to record gains and losses on sales of stock by its subsidiaries in the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Revenue Recognition

The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” for each of the businesses.

SNTG—Tankers:   The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. Deferred revenues are included in “Accrued Voyage Expenses” in the consolidated balance sheets.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship’s cargo capacity, its number of operating days during the period, and its assigned earnings factor.

SNTG—Tank Containers:   Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon agreed rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

SNTG—Terminals:   Revenues for terminal operations primarily consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of products through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SSF:   SSF recognizes revenue based on the terms of sale. Where the terms of sale are free on board processing plant, revenue is recognized on dispatch of products to customers. Revenue is recognized on delivery of products to customers, where the terms of sale are cost, insurance and freight and delivered duty paid. The amount recorded as revenue includes all amounts invoiced according to the terms of sale, including shipping and handling costs billed to customers, and after deductions for claims or returns of goods, rebates and allowances against the price of goods, and doubtful debt provisions and write-offs.

Operating Expenses

SNTG—Tankers:   Tankers operating expenses include costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (for example, ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, insurance premiums and other operating expenses (for example, voyage costs, barging expenses, provisions, ship supplies, cleaning, cargo survey costs and foreign exchange hedging costs).

SNTG—Tank Containers:   Operating expenses of tank containers consist of costs directly associated with the operation and maintenance of the tank containers. These types of costs include ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (for example, depot expenses, agency fees and refurbishing costs).

SNTG—Terminals:   Operating expenses of terminals consist of costs directly associated with the operation and maintenance of the terminals. These types of costs include labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (for example, throughput charges, survey costs, cleaning, line haul, rail costs and tank car hire costs).

SSF:   SSF operating expenses include production cost of goods sold (“PCOGS”), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs, distribution and handling costs, storage, import duties, inventory write downs, lower of cost or market provisions and mortality losses.

Recognition of Provisions for Legal Claims, Suits and Complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external legal counsel, provides for a contingent loss in the consolidated financial statements if the condition existed as of the date of the consolidated financial statements and future events confirming the existence of the contingency are probable and can be reasonably estimated. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, as interpreted by the Financial Accounting Standards Board (“FASB”) Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, if management has determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, the Company will provide the lower amount of the range.

Drydocking Costs

Generally, SNTG tanker operations drydock their ships every five years. After a ship is fifteen years old a shipping society classification intermediate survey is performed between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the time of completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized survey costs are expensed in the month of the subsequent drydocking. The unamortized portion was $30.5 million for 2006, (2005: $23.2 million) and is deferred in “Other Assets”. An amount of $18.1 million has been capitalized during 2006. Maintenance and repair costs, the amortization of the costs of ship surveys, drydock costs and renewals of tank coatings are included in “Operating Expenses”.

Depreciation

Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and depreciated on the same basis as fixed assets described below unless the term of the lease is shorter.

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

Ships are generally depreciated to a residual value of 10% of acquisition cost, which reflects management’s estimate of recyclable value or otherwise recoverable value at the end of the estimated useful life of the ship. No residual value is assumed with respect to other fixed assets.

The Company adopted FASB Interpretation No. 47 “Accounting for Asset Retirement Obligations” (“FIN 47”) as of December 1, 2005. FIN 47 relates to legal obligations associated with retirement of tangible long-lived assets that result from their acquisition, construction, development or normal operation of a long-lived asset. The Company performed an analysis of such obligations associated with all real property owned or leased, including terminals, warehouses, and offices. The impact of FIN 47 was not considered to be material.

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

Goodwill and Other Intangibles

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and other intangible assets not subject to amortization are reviewed for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Intangible assets not subject to amortization include SSF’s Southern bluefin tuna quota rights in

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

Australia. Other intangible assets which are subject to amortization comprise SSF’s electrical cable rights in Spain which are amortized over 25 years.

Valuation of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used in the business, other than goodwill and intangible assets with indefinite lives and assets held for sale, when events and circumstances require such an evaluation. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value for assets to be held and used.

Restructuring Charges

The Company applies SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) for “one time” involuntary termination costs and other exit or disposal related costs. The Company provides for “one time” involuntary termination costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees’ required period of service, if any. Other costs related to restructuring such as professional service costs, relocation costs and other ancillary costs related to the restructuring are recognized and measured at their fair value in the period in which the liability is incurred and meets the recognition criteria under SFAS No. 146.

The Company accounts for restructuring charges with respect to existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 “Employers’ Accounting for Postemployment Benefits”. In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Capitalized Interest

Interest costs incurred during the construction period of significant assets are capitalized and charged to interest expense over the useful lives of the related assets.

Deferred Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate. Amortization of debt issuance costs are included in “Interest Expense” in the consolidated statements of operations. Deferred debt issuance costs are included in “Other Assets”.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

loss and tax credit carryforwards. Such deferred tax assets and liabilities are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations in the period in which the enactment date changes. Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Discontinued Operations and Non Current Assets Held for Sale

Discontinued operations include entities disposed of or classified as held for sale. Assets and liabilities held for sale are measured at the lower of fair value less costs of disposal and carrying amount and assets are not depreciated. The results of discontinued operations are presented separately in the income statement. Similarly, assets and related liabilities are presented as separate items in the balance sheet and the cash flows from discontinued operations are presented separately in the cash flow statement.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

SSF’s raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads including site or farming regional management. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the development process from egg to grown fish. This normal mortality varies by species, region, and the stage in the life cycle of the fish. Normal expected mortality levels are set by management in each region depending on the species they farm. Because normal mortalities are an expected cost of getting fish to market, the costs incurred due to normal mortality are carried in the cost of inventory of the remaining fish which are subsequently harvested and sold. Abnormal mortality is mortality which exceeds normal mortality levels. This is usually caused by an identifiable external factor such as a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

Costs are charged to operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of that same month.

Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the month in which they are incurred.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

Foreign Currency Translation

SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA’s reporting currency is the U.S. dollar.

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”).

Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year.

The resulting translation adjustments are recorded in a separate component of “Accumulated other comprehensive income (loss), net” as “Translation adjustments, net” in the consolidated statements of shareholders’ equity.

Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in “Foreign currency exchange gain (loss)” in the consolidated statements of operations.

Financial Instruments

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS No. 133”), and has identified and designated all derivatives within the scope of SFAS No. 133, as amended. SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company enters primarily into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company’s U.S. dollar results. The Company’s foreign exchange contracts do not subject the Company’s results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

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

Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in “Accumulated other comprehensive income (loss), net” and as an asset or liability in the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as fair value hedges, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

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

The Company uses bunker fuel hedge contracts to lock in the price for a portion of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in “Accumulated other comprehensive income (loss), net” and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations. This accounting treatment is also applied to foreign currency hedges and interest rate swaps, except for foreign currency hedges relating to ship building contracts. Gains and losses on foreign currency hedges relating to ship building contracts are capitalized and depreciated over the estimated useful life of the ships.

Pensions and Other Post-Retirement Benefits

Certain of the U.S. and non-U.S. subsidiaries of the Company have pension (defined contribution and defined benefit) plans and other post-retirement plans, which cover substantially all of the Company’s shore-based employees and certain ship officers of the Company.

The defined benefit plans are funded in conformity with the funding requirements of applicable government regulations. Generally, benefits are based on age, years of service, and the level of compensation during the final years of employment. Prior service costs for defined benefit plans are generally amortized over the estimated remaining service periods of employees participating in that plan. The Company’s contributions to these plans are based on a percentage of employee compensation or employee contributions. In addition to pension benefits, certain post-retirement medical benefits are provided, principally to most U.S. employees. Retirees in other countries are generally covered by government-sponsored programs.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

The Company uses the corridor approach in the valuation of defined benefit plans and other post-retirement benefits. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other post-retirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of active plan participants or, for retired participants, the average remaining life expectancy of such retirees.

Stock-Based Compensation

As of December 1, 2005, the Company adopted SFAS No. 123 (Revised) “Stock-Based Payment” (“SFAS 123(R)”) which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS No. 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations (“APB Opinion No. 25”). SFAS No. 123(R) requires companies to recognize stock-based compensation expense, based on fair value at the grant date. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. The Company uses the Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans.

The Company used the modified prospective transition method, under which prior year financial statements were not adjusted or restated. Under the modified prospective transition method, SFAS No. 123(R) is applied to:

a)     new awards granted after the adoption of SFAS No. 123(R), for example: December 1, 2005; and,

b)     any portion of awards that were granted after the first fiscal year beginning after December 15, 1994 and have not vested or were amended before December 1, 2005.

Prior to December 1, 2005, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25. See Note 20 for further details.

As a result of adopting SFAS 123(R) on December 1, 2005, the Company’s Operating Income and Net Income for the year ended November 30, 2006 is $4.2 million lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. As a result, basic and diluted earnings per share for the year ended November 30, 2006 is lower by $0.07 each, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

Earnings Per Common Share

Basic Earnings Per Common Share (“EPS”) is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the Treasury stock method. As further discussed in Note 18, “Capital Stock, Founder’s Shares and Dividends Declared”, Founder’s shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for the years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For the purposes of computing EPS, dividends paid on Founder’s shares are deducted from earnings to arrive at net income

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

attributable to Common shareholders. Founder’s shares are not included in the basic or diluted weighted average shares outstanding in the computation of income per Common share.

The outstanding stock options under the 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations:

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Net Income	$199,915	$483,019	$74,870
Less: Dividends on Founder’s shares	(155)	(82)	—
Net income attributable to Common shareholders	$199,760	$482,937	$74,870
Basic weighted average shares outstanding	62,243	64,864	61,767
Dilutive effect of stock options	684	1,354	863
Diluted weighted average shares outstanding	62,927	66,218	62,630
Basic Income per share	$3.21	$7.45	$1.21
Diluted Income per share	3.17	7.29	1.19

Outstanding stock options to purchase 1,287,850 shares and 697,751 shares were not included in the computation of diluted EPS for the years ended November 30, 2006 and 2005, respectively, because the net effect of these stock options would have been antidilutive. See Note 20, “Stock-Based Compensation” for further discussion.

Impact of New Accounting Pronouncements

FIN 48

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions.

The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition. Tax positions taken or expected to be taken in a tax return should be recognized only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement. Tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the first quarter of the year beginning on December 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial position and results of operations.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. The Company plans to adopt SFAS No. 157 beginning December 1, 2007.

SFAS No. 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“SFAS No. 158”), which amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”—an amendment of FASB Statements No. 87, 88, and 106.

SFAS No. 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its consolidated balance sheet.

Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of accumulated other comprehensive income (loss), net of tax, until they are amortized as a component of net periodic benefit cost. The application of SFAS No. 158 will be effective for the Company as of November 30, 2007.

The adoption of SFAS No. 158 will mean recognizing a credit for prior service cost of $4.5 million which would be offset by recognition of an accumulated actuarial loss of $32.7 million. After adjusting for existing accumulated other comprehensive income of $4.6 million, SNSA’s accumulated other comprehensive income will decrease by $28.1 million. The measurement date of some plans will change to November 30. The Company does not expect this change in measurement dates to have a material impact.

Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company’s financial statements. SAB 108 now requires that the Company must consider

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination. Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of $12.9 million to the opening balance of retained earnings. See Note 3 for further information.

3.   SAB 108—Cumulative Effect Adjustment to Retained Earnings

As discussed in Note 2, Significant Accounting Policies, the Company adopted SAB 108 and recorded a cumulative effect adjustment of $12.9 million. This adjustment affects the carrying amount of equity investment as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings at December 1, 2005.

The cumulative effect adjustment was required to correct certain errors that were identified in 2006 relating to its accounting for certain equity method investments which originated generally in periods prior to December 1, 2003. Such errors related principally to the Company’s investment in NYK Stolt Tankers S.A. (“NYK Stolt”) and arose as a consequence of, amongst other things (i) errors in the conversion of NYK Stolt’s results from Japanese GAAP to U.S. GAAP, (ii) errors in the recording of transactions between NYK Stolt and the Company and (iii) errors in the application of APB Opinion No. 18. This adjustment was not deemed to be material, individually and in the aggregate, both quantitatively and qualitatively, prior to the adoption of SAB 108, using the rollover method. There was no significant tax effect for this adjustment.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Investments in and Advances to Non-consolidated Joint Ventures and Equity Method Investees

Investments in and advances to non-consolidated joint ventures consisted of the following:

	Geographic	2006 Ownership	As of November 30,
	Location	%	2006	2005
			(in thousands)
Tankers:
NYK Stolt Tankers S.A.	Japan	50	$40,478	$43,335
Stolt NYK Asia Pacific Inc.	Singapore	50	12,564	4,986
Shanghai Sinochem—Stolt Shipping Ltd	China	49	9,985	5,029
Stolt NYK Australia Pty Ltd.	Australia	50	—	92
NYK Stolt Shipholding Inc	Singapore	50	2,946	4,495
SIA LAPA Ltd.	Latvia	49	1,059	983
Stoltchem Ship Management (Shanghai) Ltd	China	49	109	—
Shanghai New Ying Yang Marine Services Co. Ltd	China	40	60	—
			67,201	58,920
Tank Containers:
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	657	606
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	605	698
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	185	236
			1,447	1,540
Terminals:
Oiltanking Stolthaven Antwerp, NV	Belgium	50	56,489	—
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	21,098	20,835
Stolthaven (Westport) Sdn. Bhd.	Malaysia	49	1,329	4,544
			78,916	25,379
Total			$147,564	$85,839

On July 21, 2006, the Company purchased 50% of the outstanding shares of Oiltanking Antwerp N.V. (“Oiltanking Antwerp”) from Oiltanking Ghent N.V. (“Oiltanking Ghent”) for purchase consideration of €37.0 million ($46.8 million). An additional equity contribution of €5.5 million ($6.9 million) each, was made in November 2006 by both the Company and Oiltanking Ghent. The Company also entered into a Joint Venture Agreement (“JV Agreement”) with Oiltanking GmbH (“Oiltanking”). The purpose of the joint venture is to provide independent tank terminal services and activities in the Port of Antwerp for bulk liquid products, animal and vegetable oils, gas products and other products.

As part of the purchase, certain indemnities were given to the Company. Any payments made or cash received as a consequence of these indemnities will be recorded when the contingency is resolved and consideration is paid or becomes payable. The purchase consideration could be adjusted in future for the following contingency relating to an acquisition made by Oiltanking in January 2001.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Investments in and Advances to Non-consolidated Joint Ventures and Equity Method Investees (Continued)

Oiltanking has a contingent call option to repurchase all shares held by the Company in Oiltanking Antwerp if certain revenue targets have not been met within the three years ending September 13, 2009. The Company has evaluated the value of the call option considering, amongst other things, estimated revenue targets. Based on this evaluation, management considers the likelihood of Oiltanking exercising this option to be remote and, accordingly, the value of the call option is currently not significant.

The Company will continue to monitor this position and if it appears probable that the revenue targets will not be met, then a liability will be created for this call option. The only significant intangible asset identified as a part of this acquisition was Oiltanking’s concession agreement with the Port Authority of Antwerp which will expire in 2030. Based on current market rates for similar concession agreements, the fair value of this concession was valued at $9.0 million which is reflected in the value of equity investment in non-consolidated joint ventures. This asset will be amortized on a straight-line basis over the remaining life of the concession agreement.

Goodwill represents the residual of the purchase consideration over the fair value of the assets and liabilities acquired. Based on the fair value of assets and liabilities acquired as a part of this equity method investment, goodwill is $26.9 million. This goodwill, which is reflected in the value of equity investment in non-consolidated joint ventures, will be reviewed for impairment annually.

Summarized financial information of the Company’s non-consolidated joint ventures and equity method investees representing 100% of the respective amounts included in the individual non-consolidated joint ventures’ financial statements, is as follows:

	For the years ended November 30,
Income statement data	2006	2005	2004
	(in millions)
Operating revenue	$196.2	$196.0	$176.0
Gross profit	71.2	63.0	43.0
Net income	30.5	29.0	47.0

	As of November 30,
Balance sheet data	2006	2005
	(in millions)
Current assets	$87.5	$75.0
Non-current assets	570.6	292.0
Current liabilities	163.2	87.0
Non-current liabilities	292.2	285.0

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Investments in and Advances to Non-consolidated Joint Ventures and Equity Method Investees (Continued)

The statement of operations for the non-consolidated joint ventures and equity method investees presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Charter hire revenue	$47.2	$46.6	$31.6
Tank container cleaning station revenue	3.8	4.4	5.0
Rental income (from office building leased to the Company)	—	—	1.3
Charter hire expense	18.6	60.1	51.1
Management and other expenses	4.7	4.1	5.9
Freight and Joint Service commission expense	1.4	1.4	1.5
Interest expense	2.3	1.1	0.1
Profit sharing expense	0.6	—	—
Sublet expense	1.0	—	—

The above charter hire revenues are amounts distributed to NYK Stolt Tankers, a non-consolidated joint venture of SNTG.

See Note 6 for amounts due from and to the Company from non-consolidated joint ventures and equity method investees.

5.   Variable Interest Entities

NYK Stolt S.A. (“NYK Stolt”)

On August 31, 1987, Nippon Yusen Kaisha Ltd, (“NYK”) and the Company entered into a shareholders’ agreement by which they incorporated NYK Stolt, a company registered in the Republic of Panama. NYK Stolt’s purpose is to enter into bareboat or time-charter agreements with outside ship-owners and to operate the ships in accordance with such charter agreements. In any of these charter agreements, NYK Stolt may have the option to purchase a ship which it will exercise if agreed by the shareholders of NYK Stolt.

SNTG’s equity investment in NYK Stolt is $1.0 million at November 30, 2006. Since its incorporation, both NYK and SNTG have loaned money to NYK Stolt on several occasions, always in exactly equal amounts. Total loans and interest payable to SNTG as of November 30, 2006 were $39.5 million. The loans have a variable interest rate of 6.3% at November 30, 2006.

The interest income on the loans is being capitalized by SNTG and no cash repayment has been received by either shareholder. The latest due date of the debt after refinancing is in 2020.

Management’s evaluation of NYK Stolt’s joint venture agreements has identified that the Company has variable interests due to the terms of the investment in the entity’s activities and the structure of the financial support provided to the entity. The terms of the joint venture agreement do not expose the Company to the majority of expected cash flow variability and, therefore, this entity is not consolidated.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   Variable Interest Entities (Continued)

SNSA’s maximum exposure to loss is the cost of the investment and loan balance which totaled $40.5 million as of November 30, 2006.

12 Ships Inc. (“12 Ships”)

In addition to the Company’s on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold twelve parcel tankers to a VIE, 12 Ships, created on March 8, 2002, that had 3% of contributed outside equity. 12 Ships was established for the sole purpose of owning the ships. The ships were mortgaged by the VIE as collateral for the related financing arrangement. The holders of the financing arrangement retained the risk and reward, in accordance with their respective ownership percentage.

The ships were leased by 12 Ships to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46(R), which the Company implemented effective December 1, 2003, the entity was consolidated in the financial statements in 2004.

Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13.0 million in 2004. As a result of consolidating 12 Ships in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of $8.0 million in 2004, which is a $5.0 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the consolidated statements of operations as “Cumulative effect of a change in accounting principle” at December 1, 2003 upon the consolidation of 12 Ships.

During 2004, the Company purchased the minority interest’s equity in 12 Ships for $2.0 million. The excess of the purchase price over the minority interest’s share of 12 Ships (which was insignificant), of $2.0 million was recorded as an increase in the fixed assets of 12 Ships. On January 25, 2005, the outstanding principal of $42.7 million under the loan with 12 Ships was prepaid.

6.   Related Party Transactions

Chairman Transactions

During the years ended November 30, 2006 and 2005, the Company’s chairman Jacob Stolt-Nielsen contracted certain ship management services from the Company totaling $0.6 million for each year. He repaid $0.8 million and $0.5 million in 2006 and 2005, respectively, leaving a balance payable to the Company at the year end of $0.1 million and $0.2 million as of November 30, 2006 and 2005, respectively. The maximum amount outstanding from Mr. Jacob Stolt-Nielsen during the year was $0.6 million and $0.4 million for 2006 and 2005, respectively.

Employee and Officer Loans and Advances

Included in “Other current assets” are loans and advances to employees and officers of the Company of $1.2 million, and $1.5 million as of November 30, 2006, and 2005, respectively.

In addition, included in “Other assets” are loans and advances to employees and officers of the Company of $0.2 million, and $0.2 million as of November 30, 2006, and 2005, respectively. Such loans and

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.   Related Party Transactions (Continued)

advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

Transactions with Non-consolidated Joint Ventures and Equity Method Investees

The balance sheet data for the non-consolidated joint ventures and equity method investees in Note 4 includes the following items related to transactions with the Company:

	As of November 30,
	2006	2005
	(in millions)
Amounts due from the Company	$7.8	$4.2
Amounts due to the Company	43.8	41.7

Included within “Amounts due to the Company” is $4.3 million and $3.1 million as of November 30, 2006, and 2005, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as “Receivables from related parties”. The remaining amounts due to the Company are included in “Investments in and advances to non-consolidated joint ventures and equity method investees”.  Amounts due from the Company are included in “Other current liabilities” in the consolidated balance sheets.

7.   Investment in and Loan to Marine Harvest

Contribution of net assets to Marine Harvest

On April 29, 2005, the Company completed the merger of the salmon operations of SSF and Nutreco Holding N.V.’s (“Nutreco”) worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. As of November 30, 2006, the Company had a 25% ownership interest in Marine Harvest. The Company retained the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia. The Southern bluefin tuna operations were sold in December 2006, (see Note 26). The Company accounted for its investment in Marine Harvest under the equity method of accounting beginning on April 29, 2005.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Investment in and Loan to Marine Harvest (Continued)

The following table represents the balance sheet changes reflected in the contribution of net assets to Marine Harvest on the consolidated statement of cash flows for the year ended November 30, 2005. As of April 29, 2005, the date of the contribution of net assets to Marine Harvest, the SSF cash and cash equivalents balance was $19.3 million, and has been reflected in the consolidated statement of cash flows for the year ended November 30, 2005 as a net reduction in cash flows from investing activities:

(in thousands)
Deferred income taxes	$(7,759)
Minority interest	(2,938)
Trade receivables, net	42,859
Inventories	173,230
Prepaid expenses and other current assets	9,850
Accounts payable and accrued expenses	(48,940)
Investments in and advances to non-consolidated joint ventures	3,488
Fixed assets, net	83,577
Other assets	1,298
Goodwill and other intangible assets, net	37,063
Long-term debt, including current maturities	(7,645)
Investment in Marine Harvest	(253,100)
Loan to Marine Harvest	(64,600)
Change in cumulative translation adjustment	14,303
$(19,314)

The Company’s investment in and loan to Marine Harvest as of November 30, 2006, comprised:

	As of November 30,
	2006	2005
	(in millions)
Cost of investment in Marine Harvest	$253.1	$253.1
Equity in net income of Marine Harvest	72.1	11.3
Loans receivable from Marine Harvest	—	64.9
Trade receivable paid	(2.4)	—
Total	$322.8	$329.3

On February 13, 2006, Marine Harvest closed a €350.0 million unsecured revolving credit facility. This facility was used to repay the Company’s shareholder loan of $64.9 million.

Sale of Marine Harvest

On March 6, 2006, the Company announced that it and Nutreco agreed to sell their entire ownership interests in Marine Harvest to Geveran Trading Co. Ltd. (“Geveran”) for total cash proceeds of €1.2 billion ($1.4 billion). On March 29, 2006, the Company received prepayment proceeds of $353.5 million, representing the prepayment proceeds from the sale of its 25% ownership interest in Marine Harvest.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Investment in and Loan to Marine Harvest (Continued)

The sale to Geveran was subject to obtaining approvals from various competition and regulatory authorities. Accordingly, completion of the sale and the transfer of shares to Geveran was deferred until such approvals were received. Given the conditions, the Company continued to account for Marine Harvest under the equity method for the year ended November 30, 2006, and deferred recognition of the gain on sale of Marine Harvest until all such approvals were received.

In December 2006, Geveran received the necessary approvals from the competition and regulatory authorities and the sale was subsequently completed. The Company recorded a gain on sale of Marine Harvest of $21.8 million in the first quarter of 2007.

Summarized Financial Data of Marine Harvest

Marine Harvest follows a calendar year end and accordingly the financial information presented below is for the year ended December 31, 2006 and eight months ended December 31, 2005. The Company used the results for these periods to calculate the equity in net income of Marine Harvest in 2006 and 2005 respectively.

Change of accounting treatment

During 2006 Marine Harvest changed its accounting treatment of the fair value calculation of livestock (biological assets) under International Accounting Standard 41 (“IAS 41”) following a decision of the Norwegian Ministry of Finance in December 2006 and adopted by the Industry Group. The change in accounting treatment was recognized retrospectively and comparatives for 2005 have been restated in the EU-IFRS financial statements but this had no impact on US GAAP financial information of Marine Harvest for years ended December 31, 2006 and 2005.

The following represents summarized financial data for Marine Harvest prepared under the European Union’s International Financial Reporting Standards as of and for the year ended December 31, 2006, and eight months ended December 31, 2005:

Income statement data

	For the year ended December 31, 2006	For the eight months ended December 31, 2005
	(in millions)	(in millions)
Operating revenue	$1,393.0	$875.0
Operating income	292.0	123.0
Net income	251.0	95.0

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Investment in and Loan to Marine Harvest (Continued)

Balance sheet data

	As of December 31, 2006	As of December 31, 2005
	(in millions)	(in millions)
Current assets	$1,282.0	$1,057.0
Non-current assets	427.0	396.0
Current liabilities	301.0	293.0
Non-current liabilities	314.0	366.0
Shareholders’ equity	1,094.0	794.0

8.   Goodwill and Other Intangible Assets

Intangible assets mainly relating to SSF are shown below, net of accumulated amortization:

	As of November 30,
	2006	2005
	(in millions)
Intangible assets	$25.5	$25.9
Accumulated amortization	(1.7)	(1.7)
Net intangible asset	23.8	24.2
Goodwill	0.3	0.3
Total	$24.1	$24.5

Intangible assets not subject to amortization were $23.3 million, and $23.7 million as of November 30, 2006 and 2005, respectively. Such assets consisted of the SSF Southern bluefin tuna quota rights in Australia of $23.3 million in 2006 and $22.5 million in 2005, (see Note 26 for Subsequent Events), and an intangible asset recognized for pension benefits of Nil in 2006 and $1.2 million in 2005.

Amortization expense of other intangible assets was $0.1 million, $0.1 million, and $1.2 million in the years ended November 30, 2006, 2005, and 2004, respectively. The net carrying value of intangible assets subject to amortization was $0.5 million, and $0.5 million as of November 30, 2006, and 2005, respectively, primarily consisting of the electrical cable rights for the Vilano turbot site at SSF. Finite lived intangible assets are amortized over a weighted average useful life of 25 years. Amortization expense of other intangible assets subject to amortization is expected to be less than $0.1 million in each of the next five years.

Goodwill was $0.3 million and $0.3 million as of November 30, 2006 and 2005, respectively, all of which related to SNTG goodwill.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.   Gain on Disposal of Assets, Net

Gain on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Recognition of deferred gain on sale of tuna quota rights	$—	$12,192	$3,204
Gain (loss) on the sale of SNTG ships	3,107	(1,802)	(24)
Gain on miscellaneous sales of land/condominium	1,256	1,671	659
Loss on closure of office building	(4)	(1,077)	(922)
Gain on sale of investments in securities	—	567	204
Loss on sale of other assets	(108)	(74)	(48)
(Loss) gain on sale of SNTG tank containers	(29)	81	3
	$4,222	$11,558	$3,076

During 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates.

The tuna quota rights have an indefinite life. The deferred gain of $15.4 million on the transaction was being amortized over the initial period of five years, starting on December 1, 2003. In the third quarter of 2005 the agreement was terminated resulting in the immediate recognition of the remaining unamortized deferred gain.

During 2006, sales of SNTG ships resulted in gains of $3.1 million associated with the sale of the Stolt Taurus, Stolt Titan, Stolt Avance, Stolt Roma, and Stolt London.

10.   Restructuring Charges

The following tables summarize restructuring charges for the years ended November 30, 2006, 2005 and 2004:

For the year ended November 30, 2006	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$2,685	$1,140	$(2,694)	$1,131
Professional fees	—	111	(111)	—
Relocation costs	—	369	(369)	—
Other	110	141	(62)	189
Total	$2,795	$1,761	$(3,236)	$1,320

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Restructuring Charges (Continued)

For the year ended November 30, 2005	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$1,859	$3,418	$(2,592)	$2,685
Professional fees	—	566	(566)	—
Relocation costs	—	2,506	(2,506)	—
Other	116	574	(580)	110
Total	$1,975	$7,064	$(6,244)	$2,795

For the year ended November 30, 2004	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$102	$1,802	$(45)	$1,859
Professional fees	—	142	(142)	—
Relocation costs	—	473	(473)	—
Other	—	262	(146)	116
Total	$102	$2,679	$(806)	$1,975

In June 2004, SNTG announced a restructuring plan which included the relocation of key operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, the Netherlands, London, United Kingdom, and Manila, the Philippines.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Restructuring Charges (Continued)

Summarized below are the restructuring costs incurred from June 2004 to November 30, 2006.

	Total Amount incurred up to	Amount incurred in
	December 1, 2005	2006
	(in thousands)
Tankers
Personnel and severance costs	$4,410	$997
Professional fees	594	97
Relocation costs	2,495	323
Other	705	123
Total	$8,204	$1,540
Tank Containers
Personnel and severance costs	$486	$91
Professional fees	65	9
Relocation costs	271	30
Other	78	11
Total	$900	$141
Terminals
Personnel and severance costs	$240	$52
Professional fees	32	5
Relocation costs	131	16
Other	38	7
Total	$441	$80
SNSA Corporate
Personnel and severance costs	$84	—
Professional fees	18	—
Relocation costs	81	—
Other	15	—
Total	$198	—
Grand total
Personnel and severance costs	$5,220	$1,140
Professional fees	709	111
Relocation costs	2,978	369
Other	836	141
Total	$9,743	$1,761

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Income Taxes

The following tables present the U.S. and non-U.S. components of the income tax provision for the years ended November 30, 2006, 2005, and 2004 by business:

For the year ended November 30, 2006	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$1,610	$—	$1,610
Non-U.S.	10,572	5,715	16,287
Deferred:
U.S.	(9,564)	—	(9,564)
Non-U.S.	(2,287)	(274)	(2,561)
Income tax provision	$331	$5,441	$5,772

For the year ended November 30, 2005	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$381	$—	$381
Non-U.S.	3,704	3,235	6,939
Deferred:
U.S.	(4,898)	—	(4,898)
Non-U.S.	(25)	7,282	7,257
Income tax provision	$(838)	$10,517	$9,679

For the year ended November 30, 2004	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$(6,599)
Non-U.S.	2,980	2,509	5,489
Deferred:
U.S.	13,089	—	13,089
Non-U.S.	74	(131)	(57)
Income tax provision	$9,544	$2,378	$11,922

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Income Taxes (Continued)

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2006	2005	2004
	(in thousands)
Income from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle	$144,972	$124,471	$64,999
Tax at U.S. federal rate (35%)	$50,740	$43,565	$22,749
Differences between U.S. and non-U.S. tax rates	(3,812)	(3,349)	(285)
Income not subject to income tax	(39,451)	(40,611)	(21,485)
Losses not benefited and change in valuation allowance	(2,885)	7,844	16,241
Withholding and other taxes	—	—	(3,667)
Write-off of deferred tax assets set up in prior years in companies contributed to Marine Harvest	—	11,315	—
Reversal of United Kingdom Controlled Foreign Company reserve	—	(6,361)	—
Adjustments to estimates relative to prior years	(1,614)	(435)	641
Other, net	2,794	(2,289)	(2,272)
Income tax provision	$5,772	$9,679	$11,922

Substantially all of SNTG’s shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on the operating profits of shipping operations.

The Company’s and its subsidiaries’ income tax returns are routinely examined by various tax authorities. In management’s opinion, adequate provisions for income taxes have been made for all open years.

The components of the deferred tax assets and liabilities as of November 30, 2006, and 2005 are as follows:

As of November 30, 2006	SNTG and other	SSF	Total
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$28,554	$—	$28,554
Other temporary differences	10,221	757	10,978
Gross deferred tax assets	38,775	757	39,532
Valuation allowances	(4,611)	—	(4,611)
Deferred tax assets	34,164	757	34,921
Deferred tax liabilities:
Differences between book and tax depreciation	(34,529)	—	(34,529)
Other temporary differences	(6,951)	(42)	(6,993)
Deferred tax liabilities	(41,480)	(42)	(41,522)
Net deferred tax (liability) asset	$(7,316)	$715	$(6,601)
Current deferred tax asset	2,946	—	2,946
Non-current deferred tax asset	31,218	757	31,975
Current deferred tax liability	—	—	—
Non-current deferred tax liability	(41,480)	(42)	(41,522)
	$(7,316)	$715	$(6,601)

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Income Taxes (Continued)

As of November 30, 2005	SNTG and other	SSF	Total
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$18,662	$—	$18,662
Other temporary differences	13,123	1,054	14,177
Gross deferred tax assets	31,785	1,054	32,839
Valuation allowances	(7,496)	—	(7,496)
Deferred tax assets	24,289	1,054	25,343
Deferred tax liabilities:
Differences between book and tax depreciation	(30,448)	—	(30,448)
U.S. state deferred taxes	(1,579)	—	(1,579)
Other temporary differences	(9,742)	(613)	(10,355)
Deferred tax liabilities	(41,769)	(613)	(42,382)
Net deferred tax (liability) asset	$(17,480)	$441	$(17,039)
Current deferred tax asset	$362	$803	$1,165
Non-current deferred tax asset	22,825	251	23,076
Current deferred tax liability	—	(359)	(359)
Non-current deferred tax liability	(40,667)	(254)	(40,921)
	$(17,480)	$441	$(17,039)

Non-current deferred tax assets and liabilities have been corrected as at November 30, 2005, to reflect a reduction of $20 million relating to non-current deferred tax assets required to be offset against deferred tax liabilities arising in the same taxing jurisdiction.

As of November 30, 2006, and 2005, the current deferred tax asset of $2.9 million, and $1.2 million, respectively, is included within “Other current assets” in the consolidated balance sheets. The current deferred tax liability of $0.4 million as of November 30, 2005, is included within “Other current liabilities” in the consolidated balance sheet.

Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA’s subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA’s subsidiaries are incorporated, no material taxes would be assessed upon the payment or receipt of dividends.

Earnings retained by subsidiaries incorporated in those countries which impose withholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2006 were not material.

As of November 30, 2006, and 2005 SNTG had $82.2 million and $54.0 million, respectively, of net operating loss carryforwards for income tax purposes. Of these, $61.5 million and $31.9 million respectively, were in the US and expire in the range 16-20 years. The remainder have an indefinite carryforward period.

The deferred tax assets are mainly comprised of net operating loss carryforwards. The Company has recorded a valuation allowance to reflect the estimated amount of these deferred tax assets that may not be

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Income Taxes (Continued)

realized. The valuation allowance decreased to $4.6 million, as of November 30, 2006 from $7.5 million as of November 30, 2005. The valuation allowance relates to net operating loss carryforwards in Brazil.

12.   Inventories

Inventories as of November 30, 2006 and 2005 consisted of the following:

2006	SNTG	SSF	Total
	(in thousands)
Raw materials	$162	$99	$261
Consumables	433	—	433
Seafood biomass	—	16,798	16,798
	$595	$16,897	$17,492

2005	SNTG	SSF	Total
	(in thousands)
Raw materials	$119	$178	$297
Consumables	247	—	247
Seafood biomass	—	17,012	17,012
	$366	$17,190	$17,556

13.   Short-Term Bank Loans and Lines of Credit

Short-term bank loans, which amounted to $144.6 million and $173.3 million as of November 30, 2006 and 2005, respectively, consist principally of drawdowns under committed and uncommitted lines of credit and overdraft facilities.

Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 6.57% in 2006, and from 4.84% to 5.30% in 2005. The weighted average interest rate was 5.4%, 4.9%, and 3.7% for the years ended November 30, 2006, 2005 and 2004, respectively.

As of November 30, 2006, the Company had various credit lines, including committed lines totaling $780.2 million, of which $635.6 million was available for future use. Of the $780.2 million in total credit lines at November 30, 2006, $725 million is committed beyond one year and $55.2 million is periodically subject to renewal. These credit lines which are subject to renewal are payable on demand and can be withdrawn by the banks with short notice. Commitment fees for unused lines of credit were $1.6 million, $1.3 million, and $0.3 million for the years ended November 30, 2006, 2005 and 2004, respectively.

During 2005, SNSA closed a new seven-year $400 million revolving credit facility fully underwritten by a group of banks led by Deutsche Bank. On January 31, 2006, SNSA closed a new seven-year $325 million revolving credit facility underwritten by a group of banks led by Citibank International PLC. Both facilities are collateralized by mortgages on certain SNTG ships.

Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Long-Term Debt

Long-term debt as of November 30, 2006 and 2005, consisted of the following:

	2006	2005
	(in thousands)
Preferred ship fixed rate mortgages:
Fixed interest rates ranging from 5.57% to 8.57%, maturities vary through 2016	$273,113	$273,098
Preferred ship variable rate mortgages:
Interest rates ranging from 5.47% to 5.81%, maturities vary through 2014	67,638	67,638
Senior Secured Credit Facility, variable interest rate was 5.52%, maturing in 2010	144,000	150,000
Bank and notes payable:
Interest rates ranging from 1.75% to 16.25%, maturities vary through 2010	1,425	2,845
	486,176	493,581
Less—current maturities	(67,301)	(49,482)
	$418,875	$444,099

Long-term debt is denominated primarily in U.S. dollars, with $1.4 million and $1.2 million denominated in other currencies as of November 30, 2006 and 2005, respectively.

During 2005, the Company prepaid, or included in the net assets contributed to Marine Harvest, much of its foreign currency denominated debt. The Company also closed any related foreign exchange contracts.

Annual principal repayments of long-term debt for the five years subsequent to November 30, 2006, and thereafter, are as follows:

(in thousands)
2007	$67,301
2008	66,013
2009	66,008
2010	114,007
2011	34,789
Thereafter	138,058
$486,176

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and minimum Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) to consolidated interest expense. Most of the debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Long-Term Debt (Continued)

amounts due to them. Substantially all of the debt is collateralized by mortgages on ships, tank containers and terminals with a net carrying value of $1.1 billion as of November 30, 2006.

As of November 30, 2006 and 2005, the Company was in compliance with the financial covenants under its debt agreements.

On February 28, 2005, the Company exercised its right pursuant to the note agreements governing the Senior Notes to redeem all $295.4 million aggregate outstanding principal balance. The Senior Notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of its Senior Notes, the Company recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements.

Additionally, in 2005, the Company wrote off $1.9 million of unamortized debt issuance costs in connection with the retirement of other debt. In 2005, the Company also recognized a gain on retirement of certain ship debt of $1.1 million.

Amortization of debt issuance costs was $1.4 million, $1.3 million, and $1.6 million for the years ended November 30, 2006, 2005 and 2004, respectively. Deferred debt issuance costs, net, of $6.1 million and $4.9 million as of November 30, 2006 and 2005, respectively, are included in “Other assets” in the consolidated balance sheets.

15.   Operating Leases

As of November 30, 2006, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of twelve parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2006, eleven time-charters have commenced with one remaining ship to be delivered in 2008. The twelve time-charters are for an initial period of 36 to 96 months and include an option for the Company to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices at any time after three years from the delivery of the ship. These operating leases had commitments for the initial periods of approximately $212 million as of November 30, 2006, for the period 2007 through 2016.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Operating Leases (Continued)

Minimum annual lease commitments, under agreements which expire at various dates through 2047 are as follows:

(in thousands)
2007	$142,244
2008	113,340
2009	71,311
2010	48,177
2011	21,221
Thereafter	40,989
437,282
Less—sub-lease income	(4,674)
$432,608

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2006, 2005 and 2004 were $165.4 million, $138.1 million, and $138.4 million, respectively, net of sub-lease income of $5.4 million, $0.4 million and $1.4 million, respectively.

16.   Allowances and Reserves

	Opening balance period	Expensed in the year	Write offs against the reserve	Other add (deduct)(a)	Contribution to Marine Harvest	Closing balance at end of period
	(in thousands)
For the year ended
November 30, 2006:
Allowance for doubtful accounts	$3,075	$7,314	$(7,422)	$4,293	$—	$7,260
Other(b)	13,562	6,414	(9,596)	954	—	11,334
For the year ended
November 30, 2005:
Allowance for doubtful accounts	$8,009	$735	$(670)	$(1,121)	$(3,878)	$3,075
Other(b)	19,744	3,081	(2,043)	(7,220)	—	13,562
For the year ended
November 30, 2004:
Allowance for doubtful accounts	$8,320	$540	$(1,287)	$436	$—	$8,009
Other(b)	19,109	3,250	(407)	(2,208)	—	19,744

(a)           Includes the effect of payments and exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)          Other includes a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Allowances and Reserves (Continued)

have been determined in accordance with the guidance provided by SFAS No. 5, “Accounting for Contingencies.” The “Other” valuation accounts have been classified in our consolidated balance sheets as follows:

	2006	2005	2004
	(in thousands)
Accrued expenses	$10,434	$9,462	$12,043
Other current liabilities	—	—	2,364
Other non-current liabilities	900	4,100	5,337
Total	$11,334	$13,562	$19,744

17.   Pension and Other Post-retirement Benefit Plans

Certain of the U.S. and non-U.S. subsidiaries of the Company have pension and other post-retirement benefit plans covering substantially all of their shore-based employees and certain ship officers of the Company. It is the Company’s policy to fund pension and other post-retirement costs as required by applicable laws and regulations.

Net periodic benefit costs for the Company’s defined benefit pension plans (including a retirement arrangement for one of the Company’s directors) and other U.S. post-retirement benefit plans for the years ended November 30, 2006, 2005, and 2004, consist of the following:

	Pension Benefits			Other U.S. post- retirement Benefits
For the years ended November 30,	2006	2005	2004	2006	2005	2004
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$4,539	$5,775	$4,936	$339	$288	$432
Interest cost	8,622	8,326	7,960	664	694	859
Expected return on plan assets	(8,306)	(6,496)	(6,371)	—	—	—
Amortization of unrecognized transition obligation	12	16	316	110	110	122
Amortization of unrecognized prior service cost	(248)	202	154	(207)	—	10
Amortization of unrecognized net actuarial loss	3,948	2,674	2,228	111	—	209
Gain recognized due to curtailment	—	(56)	—	—	—	—
Settlement gain recognized	(211)	—	—	—	—	—
Special termination benefit cost	124	—	—	—	—	—
Net periodic benefit cost	$8,480	$10,441	$9,223	$1,017	$1,092	$1,632

U.S. based employees retiring from SNTG after attaining the age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Pension and Other Post-retirement Benefit Plans (Continued)

The following tables set forth the change in benefit obligations for the Company’s defined benefit pension  plans and other U.S. post-retirement plans and the change in plan assets for the defined benefit pension plans. There are no plan assets associated with the other U.S. post-retirement plans.

	Pension Benefits		Other U.S. post- retirement Benefits
For the years ended November 30,	2006	2005	2006	2005
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$170,018	$151,368	$13,831	$15,561
Service cost	4,539	5,775	339	288
Interest cost	8,622	8,326	664	694
Benefits paid	(5,302)	(5,000)	(603)	(622)
Plan participant contributions	315	392	—	—
Foreign exchange rate changes	6,327	(1,784)	—	—
Plan amendments	(4,752)	—	(1,974)	—
Curtailments	—	(279)	—	333
Plan settlements	(203)	—	—	—
Actuarial (gains) losses	(4,407)	16,271	405	(2,423)
Special termination benefits	125	—	—	—
SSF operations contributed to Marine Harvest	—	(5,051)	—	—
Benefits obligation at end of year	$175,282	$170,018	$12,662	$13,831

	Pension Benefits
For the years ended November 30,	2006	2005
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$126,909	$99,025
Actual return on plan assets	16,042	12,653
Company contributions	9,699	24,923
Plan participant contributions	315	405
Foreign exchange rate changes	4,134	(1,638)
Benefits paid	(5,302)	(4,689)
Plan settlements	(203)	—
Acquisitions/divestures	85	—
SSF operations contributed to Marine Harvest	—	(3,770)
Fair value of plan assets at end of year	$151,679	$126,909

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Pension and Other Post-retirement Benefit Plans (Continued)

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Other U.S. Post- retirement Benefits
As of November 30,	2006	2005	2006	2005
	(in thousands)
Funded status at end of year	$(23,604)	$(43,110)	$(12,662)	$(13,831)
Unrecognized net actuarial loss	30,389	43,700	2,337	1,953
Unrecognized prior service (benefit)/ cost	(2,781)	1,812	(1,767)	—
Unrecognized net transition liability	49	81	655	765
Measurement date to year-end changes	1,056	54	36	126
Net prepaid/(accrued) benefit/(cost)	$5,109	$2,537	$(11,401)	$(10,987)
Prepaid benefit cost	$32,306	$23,957	$—	$—
Accrued benefit liability	(33,940)	(31,794)	(11,401)	(10,987)
Intangible asset	1,609	1,201	—	—
Accumulated other comprehensive loss	5,134	9,173	—	—
Net amount recognized	$5,109	$2,537	$(11,401)	$(10,987)

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. (“FSP No. 106-2”) provides specific guidance on accounting for the effects of this Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis.

The Company determined that the prescription drug benefit provided by the Company’s post-retirement benefit plan as of the date of the Act’s enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective December 1, 2005. The Company calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act’s enactment (all other actuarial assumptions determined as of December 1, 2005, were not changed). This plan amendment, reflected as of December 1, 2005, reduced the accumulated post-retirement benefit obligation by $1.9 million as a result of this subsidy. Other factors including the discount rate and other actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $12.6 million. The negative prior service cost is amortized over expected future service to full eligibility, which is currently at 9.55 years. The net periodic post-retirement benefit cost for the year ended November 30, 2006 is after the effects of the Medicare subsidy.

The Company’s U.S. pension and post retirement medical obligations are measured as of September 30. The Company’s non-U.S. pension obligations are measured as of November 30. The following are the assumptions used in the measurement of the projected benefit obligation and net

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Pension and Other Post-retirement Benefit Plans (Continued)

periodic pension expense for pension benefits, and the accumulated projected benefit obligation and retiree medical expense for other U.S. post-retirement benefits:

	Pension Benefits			Other U.S. post- retirement Benefits
As of November 30,	2006	2005	2004	2006	2005	2004
Weighted-Average Assumptions
Discount rate	5.48%	5.22%	5.73%	5.80%	5.40%	5.80%
Expected long-term rate of return on assets	7.10%	7.22%	7.74%	—	—	—
Rate of increase in compensation levels	3.87%	3.31%	3.23%	—	4.00%	4.00%

The aggregate benefit obligation for plans with benefit obligations in excess of plan assets was $76.8 million at November 30, 2006, and $162.4 million as of November 30, 2005. The aggregate fair value of plan assets for such plans was $39.3 million at November 30, 2006, and $152.7 million as of November 30, 2005.

The aggregate pension accumulated benefit obligations (“ABO”) for pension plans with ABO in excess of plan assets was $51.4 million as of November 30, 2006, and $120.3 million as of November 30, 2005.

Health care cost trends assume a 9.5% annual rate of increase in the per capita cost of covered health care benefits for 2006, reducing gradually each year, reaching an ultimate rate of 5.0% in 2014 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2006 would be an approximate $0.4 million increase or an approximate $0.5 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2006 would be an approximate $0.1 million increase or decrease.

The Company’s defined benefit pension plans’ weighted-average asset allocation as of November 30, 2006, and 2005, by category was as follows:

	2006	2005
Equity Securities	57%	61%
Debt Securities	29%	22%
Real Estate	12%	10%
Other	2%	7%
Total	100%	100%

It is the Company’s policy to invest pension plan assets for its defined benefit plans to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations and earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Pension and Other Post-retirement Benefit Plans (Continued)

The Company expects to contribute $7.5 million to certain of its defined benefit pension plans in 2007. The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the pension plans in the following years, as indicated:

	Pension Benefits	Other U.S Post- retirement Benefits
	(in millions)
2007	$6.9	$0.6
2008	6.9	0.8
2009	8.9	0.8
2010	9.5	0.9
2011	9.1	0.9
2012-2016	50.0	5.0

The weighted-average assumptions for 2007 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other U.S Post- retirement Benefits
Discount rate	5.5%	5.4%
Expected long-term rate of return on assets	7.1%	—%
Rate of increase in compensation levels	3.9%	—%

The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $1.2 million, $1.5 million and $2.7 million for the years ended November 30, 2006, 2005 and 2004, respectively.

18.   Capital Stock, Founder’s Shares and Dividends Declared

The Company’s authorized share capital consists of 69,000,000 Common shares, no par value, and 17,250,000 Founder’s shares, no par value. While the Common shares do not have a par value, they have been assigned a stated value of $1 per Common share. Under the Luxembourg Company law, Founder’s shares are not considered as representing capital of the Company.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Capital Stock, Founder’s Shares and Dividends Declared (Continued)

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

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder’s shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (for example $1.00 per share); (ii) Common shares and Founder’s shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Common shares are listed in Norway on the Oslo Børs and trade as American Depository Receipts (“ADR”) in the United States on Nasdaq. See Note 26 on Subsequent events.

During 2006 the Company purchased 5.2 million of its Common shares for $143.1 million. This substantially completed the repurchase program announced in August 2005 whereby the Company’s Board of Directors authorized the purchase of up to $200 million of its Common shares or related ADRs recorded as “Treasury stock” in the consolidated balance sheet. The Company also acquired 1.3 million Founder’s shares in 2006.

During 2005, the Company purchased 1.6 million of its Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005. The Company also acquired 0.4 million Founder’s shares in 2005.

On February 8, 2007, the Company’s Board of Directors recommended a final 2006 dividend of $0.50 per Common share, payable on July 5, 2007 to shareholders of record as of June 20, 2007. The dividend, which is subject to shareholder approval, will be voted on at the Company’s Annual General Meeting of Shareholders scheduled for June 14, 2007 in Luxembourg. If approved the dividend will result in an aggregate cash payment to holders of Common shares of $30 million.

In November 2006, the Company’s Board of Directors approved an interim dividend of $0.50 per Common share and $0.005 per Founder’s share which was paid on December 6, 2006 to all shareholders of record as of November 20, 2006. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder’s shares of $30.3 million.

In May 2006, the Company’s Board of Directors approved a final 2005 dividend of $1.00 per Common share which was paid on June 15, 2006. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder’s shares of $61.4 million.

As of November 30, 2006, and 2005, 14,824,054 and 16,031,978, respectively, of Founder’s shares had been issued to Fiducia Ltd, net of Treasury shares. Additional Founder’s shares are issuable to holders of outstanding Founder’s shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder’s shares of 4 to 1. No stated values for the Founder’s shares are included in the consolidated balance sheets, as these shares exist solely for voting purposes.

The legal reserve, (see Note 19) may be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Capital Stock, Founder’s Shares and Dividends Declared (Continued)

reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

19.   Restrictions on Payment of Dividends

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA’s unconsolidated net profits, if any, to a “legal reserve” within shareholders’ equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. At November 30, 2006, this legal reserve amounted to $6.6 million based on Common shares issued as of that date.

Advance or interim dividends can be declared, up to three times in any fiscal year by the Board of Directors; however, they can only be paid after the prior year’s consolidated financial statements have been approved by SNSA’s shareholders. There is also a determination as to the adequacy of amounts available to pay such dividends by its independent statutory auditors in Luxembourg.

Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval.

Luxembourg law also limits the payment of stock dividends to the extent that sufficient surplus exists to provide for the related increase in stated capital.

20.   Stock-Based Compensation

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

Stock options are issued at the current market price of SNSA stock on the date of the grant. The grant date is the date on which the Compensation Committee approves the grant.

All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the grant date. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

Stock-based compensation expense in 2006 includes $6.1 million to account for certain stock options, issued between 1993 and 2004, in accordance with APB No. 25.

Effective December 1, 2005, the Company adopted SFAS No. 123(R) using the modified prospective method. See Note 2 for a description of the adoption of SFAS No. 123(R). The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the grant date. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Stock-Based Compensation (Continued)

model is affected by the stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

The Company estimates the expected term of options granted based on the average term of the option and its vesting period. As permitted by “Stock-Based Payments” (“SAB 107”), the volatility of Common stock has been estimated using the historical volatility of the SNSA share price on the Nasdaq. The Company is unable to determine implicit volatility of stock options in the absence of traded share options of SNSA.

The risk-free interest rate used in the option valuation model is the yield on U.S. Treasury zero-coupon bonds at the date of the grant with remaining term similar to the expected term on the options. The dividend yield assumption is based on the dividends paid in the last five years.

Management estimates forfeitures at the date of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Management has reviewed historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The impact of forfeitures is not significant. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards which are generally the vesting periods.

The assumptions used to fair value option grants are as follows:

	For the years ended November 30,
	2006	2005	2004
Expected volatility	52.4%	47.3%	46.2%
Dividend yield	2.6%	2.9%	3.4%
Risk-free rate	4.3%	3.7%	3.9%
Expected lives (in years)	6.3	6.5	6.5

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Stock-Based Compensation (Continued)

Prior to the adoption of SFAS No. 123(R), the Company applied APB Opinion No. 25 to account for its stock-based compensation. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to options granted under the Company’s stock option plans in all periods presented prior to the adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and amortized over the options’ vesting periods.

	For the years ended November 30,
	2005	2004
	(in thousands, except for per share data)
Net Income as reported	$483,019	$74,870
Stock-based compensation included in reported net income	1,227	—
Total stock-based employee compensation cost determined under the fair value method of accounting	(2,951)	(2,506)
Net Income pro forma	$481,295	$72,364
Basic Net Income per share:
As reported	$7.45	$1.21
Pro forma	7.42	1.17
Diluted Net Income per share:
As reported	$7.29	$1.19
Pro forma	7.27	1.16

The above pro forma disclosures are provided for 2005 and 2004 only because employee stock options were not accounted for using the fair-value method during those periods since SFAS No. 123(R) was adopted in 2006.

The following table reflects activity under the Plans for the years ended November 30, 2006, 2005 and 2004:

For the years ended November 30,	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Common share options
Outstanding at beginning of year	1,461,639	$14.58	2,319,489	$11.66	2,311,163	$12.78
Granted	495,400	32.96	489,900	26.41	584,100	7.33
Exercised	(288,404)	10.99	(1,323,587)	13.60	(364,475)	12.05
Forfeited*	(10,634)	24.22	(18,563)	13.88	(89,549)	12.30
Expired	(2,400)	19.08	(5,600)	13.17	(121,750)	10.50
Outstanding at end of year	1,655,601	20.64	1,461,639	$14.58	2,319,489	$11.66
Exercisable at end of year	604,574	$12.43	811,553	$12.03	1,056,383	$16.07
Weighted average fair value of options granted		$14.40		$10.20		$2.65

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Stock-Based Compensation (Continued)

For the years ended November 30,	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Class B options
Outstanding at beginning of year	187,696	$14.34	1,235,638	$14.49	1,715,455	$14.01
Exercised	(53,488)	14.98	(1,039,217)	14.36	(374,088)	12.96
Forfeited*	—	—	(5,925)	13.82	(44,600)	14.54
Expired	(1,300)	19.08	(2,800)	13.17	(61,129)	10.50
Outstanding at end of year	132,908	$14.03	187,696	$14.34	1,235,638	$14.49
Exercisable at end of year	132,908	$14.03	187,696	$14.34	1,125,888	$14.45

*                    The Company believes that given the low rate of forfeitures in the past, the expected rate of future forfeitures will be negligible.

The following table summarizes information about stock options outstanding as of November 30, 2006:

	Options Outstanding
Exercise prices	Number outstanding	Remaining contractual life (years)	Number exercisable
Common share options:
$5.90	222,150	6.04	166,613
$7.33	333,757	7.02	166,879
$13.10	120,644	5.02	120,644
$17.13	1,500	0.01	1,500
$20.13	36,300	1.06	36,300
$26.41	450,550	8.03	112,638
$32.96	490,700	9.13	—
	1,655,601	7.51	604,574
Class B options:
$9.88	23,200	2.06	23,200
$14.63	36,175	3.00	36,175
$14.75	68,383	4.05	68,383
$17.50	2,550	0.01	2,550
$20.50	2,600	3.84	2,600
	132,908	3.34	132,908

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Stock-Based Compensation (Continued)

At November 30, 2006, there was $7.8 million of total unrecognized compensation cost relating to non-vested stock-based compensation arrangements granted under the 1997 plan; that cost is expected to be recognized over a period of 4.1 years.

Cash received from option exercise under all stock-based arrangements for the years ended November 30, 2006, 2005 and 2004 was $3.9 million, $33.1 million and $9.2 million respectively.

A summary of the status of the Company’s nonvested shares as of November 30, 2006, and changes during the year ended November 30, 2006, is presented below:

		Weighted
		Average
		Grant-Date
Nonvested Shares	Shares	Fair Value
Common shares options:
Nonvested as of December 1, 2005	987,624	$ 16.59
Granted	495,400	32.96
Vested	(423,714)	13.79
Forfeited	(8,283)	27.28
Nonvested as of November 30, 2006	1,051,027	$ 25.35

21.   Financial Instruments

All of the Company’s derivative activities are over-the-counter instruments entered into with major financial institutions for hedging the Company’s committed exposures or firm commitments with major financial credit institutions and shipbuilders. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2007, were outstanding as of November 30, 2006:

Purchase
(in local currency, thousands)
Singapore Dollar	28,024
Norwegian Kroner	230,999
Euro	70,000
South African Rand	228
British Pound Sterling	1,000

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $150 million as of November 30, 2006.

The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Financial Instruments (Continued)

The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are periodically evaluated for effectiveness. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

The Company utilized foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt.

In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges.

During 2007, $1.7 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

The following estimated fair value amounts of financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2006 Carrying amount	2006 Fair value	2005 Carrying amount	2005 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$ 44.5	$ 44.5	$ 29.6	$ 29.6
Financial Liabilities:
Short-term bank loans	144.6	144.6	173.3	173.3
Long-term debt including current maturities, and related currency and interest rate swaps	486.2	477.5	493.6	489.7
Financial Instruments:
Foreign exchange forward contracts	3.6	3.6	(3.8)	(3.8)
Interest rate swaps	(0.4)	(0.4)	(0.9)	(0.9)
Bunker hedge contracts	(1.9)	(1.9)	0.7	0.7

The carrying amount of cash and cash equivalents and short-term bank loans are a reasonable estimate of their fair value, due to the short maturity thereof. The estimated value of the Company’s long-term debt is based on interest rates as of November 30, 2006 and 2005, using debt instruments of similar risk and maturities. The fair values of the Company’s foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2006 and 2005. Market value of interest rate swaps was estimated based on the amount the Company would receive or pay to terminate its agreements as of November 30, 2006 and 2005. Also, the Company’s trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Financial Instruments (Continued)

Concentration of Credit Risk

Trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts receivable and establishes an allowance for uncollectible amounts.

The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with concentrations of credit as of November 30, 2006.

22.   Business and Geographic Segment Information

The Company has four principal operating segments, which are Tankers, Tank Containers, Terminals and Sea Farm. These operating segments were determined based on the nature of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer has been identified as the chief operating decision maker. The Company’s chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Company has determined that there are two reportable segments: (1) SNTG and (2) SSF which reflect the internal organization of the Company and are businesses with different products and services. The SNTG businesses includes tankers, tank containers and terminals. These businesses provide worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below for certain line items that may contribute to a greater understanding of the SNTG business.

SSF produces, processes and markets seafood products. The “Corporate and Other” category includes corporate-related items, and the results of other insignificant operations not reportable under other segments.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. Inter-segment sales and transfers are not significant and have been eliminated and not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Business and Geographic Segment Information (Continued)

The following tables show the summarized financial information, in $ thousands, for each reportable segment and the underlying operating segments of SNTG:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2006	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$ 1,066	$ 352	$ 94	$ 4	$ 1,516	$ 61	—	$ 1,577
Depreciation and amortization including drydocking	(81)	(8)	(12)	(4)	(105)	(4)	—	(109)
Equity in net income of non-consolidated joint ventures	16	—	2	—	18	—	—	18
Restructuring charges	—	—	—	(2)	(2)	—	—	(2)
Operating income (loss)	130	43	30	(29)	174	16	(21)	169
Interest expense					(35)	—	—	(35)
Interest income					5	—	3	8
Income tax provision					—	(5)	(1)	(6)
Equity in net income of Marine Harvest					—	61	—	61
Net income					128	72	—	200
Balance Sheet
Capital expenditures	264	18	12	2	296	3	—	299
Investments in and advances to non-consolidated joint ventures	67	1	79	—	147	—	—	147
Investment in Marine Harvest					—	323	—	323
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	—	—	24	—	24
Segment assets	1,535	147	372	76	2,130	389	(5)	2,514

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2005	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$ 966	$ 334	$ 83	$ 8	$ 1,391	$ 246	$ 1	$ 1,638
Depreciation and amortization including drydocking	(76)	(7)	(11)	(4)	(98)	(9)	(1)	(108)
Equity in net income of non-consolidated joint ventures	12	—	3	—	15	—	—	15
Restructuring charges	—	—	—	(7)	(7)	—	—	(7)
Operating income (loss)	153	30	23	(23)	183	15	(16)	182
Interest expense					(47)	(1)	—	(48)
Interest income					5	—	2	7
Income tax provision					1	(15)	4	(10)
Equity in net income of Marine Harvest					—	11	—	11
Net income (loss)					153	(9)	339	483
Balance Sheet
Capital expenditures	93	35	21	5	154	—	5	159
Investments in and advances to non-consolidated joint ventures	59	1	26	—	86	—	—	86
Investment in Marine Harvest					—	329	—	329
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	1	1	23	—	24
Segment assets	1,321	124	302	46	1,793	408	18	2,219

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Business and Geographic Segment Information (Continued)

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$ 841	$ 297	$ 76	$ 5	$ 1,219	$ 459	$ 2	$ 1,680
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(20)	(1)	(115)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	1	—	23
Restructuring charges	—	—	—	(3)	(3)	—	—	(3)
Operating income (loss)	125	19	25	2	171	(5)	(31)	135
Interest expense					(77)	(3)	—	(80)
Interest income					3	1	—	4
Income tax provision					(9)	(3)	—	(12)
Net income (loss)					115	(19)	(21)	75
Balance Sheet
Capital expenditures	7	4	24	—	35	16	—	51
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	3	—	75
Investment in Marine Harvest					—	—	133	133
Goodwill	—	1	—	—	1	28	—	29
Other intangible assets, net					—	31	2	33
Segment assets	1,307	96	281	98	1,782	490	160	2,432

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

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
U.S.	$ 347	$ 301	$ 285
South America	93	93	77
Netherlands	77	80	67
Other Europe	175	170	112
Malaysia	104	87	69
Other Asia	144	95	92
Middle East	62	64	49
Africa	64	71	61
Other	—	5	29
	$ 1,066	$ 966	$ 841

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Business and Geographic Segment Information (Continued)

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Stolt-Nielsen Transportation Group—
Tank Containers:
U.S.	$105	$ 93	$ 91
South America	11	11	10
France	37	36	30
Other Europe	83	81	74
Japan	17	18	19
Other Asia	52	52	45
China	31	28	16
Other	16	15	12
	$ 352	$ 334	$ 297
Stolt-Nielsen Transportation Group—
Terminals:
U.S.	$ 79	$ 71	$ 63
Brazil	15	12	13
	$ 94	$ 83	$ 76
Stolt Sea Farm:
U.S.	$ —	$ 49	$ 119
Canada	—	9	18
Chile	—	7	11
United Kingdom	2	10	28
Norway	1	13	24
Spain	29	22	21
France	5	5	12
Belgium	1	7	12
Italy	9	4	1
Other Europe	3	26	41
Japan	11	43	85
Singapore	—	25	21
Taiwan	—	—	14
Other Asia	—	22	52
Other	—	4	—
	$ 61	$ 246	$ 459

There were no customers of SNTG segments or SSF that accounted for more than 10% of the consolidated operating revenue for the years ended November 30, 2006, 2005 and 2004.

The following table sets out long-lived assets by country for the reportable segments. For SNTG segments, long-lived assets by country are only reportable for the Terminals operations. SNTG’s tanker and tank container operations operate on a worldwide basis and are not restricted to specific locations.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Business and Geographic Segment Information (Continued)

Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,374 million, and $1,149 million and for tank containers amounted to $94 million and $79 million as of November 30, 2006 and 2005, respectively.

	As of November 30,
	2006	2005
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
U.S.	$ 186	$ 192
Brazil	46	44
Korea	24	21
Europe	54	—
Other	—	4
	$ 310	$ 261
Stolt Sea Farm:
Australia	$ 2	$ 2
Norway	1	1
Portugal	1	1
Spain	19	17
Other	1	1
	$ 24	$ 22

Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs within SNTG. The “Investment in Marine Harvest” amounted to $322.8 million as of November 30, 2006, and the “Investment in and loan to Marine Harvest” amounted to $329.3 million as of November 30, 2005, and are included in the “Corporate and Other” category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred income tax assets, long-term pension assets, goodwill, and other intangible assets.

23.   Commitments and Contingencies

As of November 30, 2006, the Company had total capital expenditure purchase commitments outstanding of approximately $34.6 million, mainly for 2007, excluding the shipbuilding agreements discussed below.

Shipbuilding Contracts

On October 2, 2006, the Company announced that an agreement had been reached with SLS Shipbuilding Co. Ltd. (“SLS”) for four 43,000 deadweight ton (dwt) parcel tankers. The aggregate price for the four ships is expected to be approximately $338.0 million, with deliveries scheduled to take place between mid 2010 and early 2011. The SLS newbuild ships will have a combination of 24 stainless

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Commitments and Contingencies (Continued)

steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that SNTG announced that it had ordered in June 2005 from ShinA Shipbuilding Co. Ltd. of South Korea, which was acquired by SLS in 2006. On June 9, 2005, the Company announced that an agreement was reached with ShinA Shipbuilding Co. Ltd. of South Korea for four additional 44,000 dwt parcel tankers, with delivery scheduled to begin the second quarter of 2008. The aggregate price for the four ships is expected to be approximately $229.9 million. The Company also entered into a separate option agreement with the ShinA Shipbuilding Co. Ltd. to order two additional 44,000 dwt parcel tankers for delivery in 2009.

On October 5, 2006, the company announced that an agreement had been reached with Aker Yards ASA (“Aker Yards”) to build four 43,000 dwt parcel tankers. Kleven Florø and Kleven Design became part of Aker Yards in August 2006 (the Company placed an order with Kleven Florø for two 43,000 dwt parcel tankers on March 31, 2005). The new ships will be equipped with 24 stainless steel tanks and 15 coated tanks. The aggregate price for the above-mentioned six ships is expected to be approximately $512.1 million, with deliveries scheduled to take place between late 2007 and the end of 2009.

Environmental

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

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), commonly known as Superfund, was enacted by the U.S. Congress on December 11, 1980. This law created a tax on the chemical and petroleum industries and provided broad Federal authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. This law and similar state environment statutes and common laws can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

During 2001, the Company sold SNTG’s tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. Under the terms of the sale agreement for Perth Amboy, New Jersey, the Company had retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2006, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, Illinois terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago, Illinois sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings

In 2006, SNSA was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, SNSA incurred significant legal costs, which are included in “Administrative and general expenses” in the consolidated statements of operations.

SNSA has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. SNSA expects that it will continue to incur significant legal costs until these matters are resolved.

SNSA also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. The Company is presently defending against criminal prosecution and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

In 2002, SNTG became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in its parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNTG determined to voluntarily report certain conduct to the Antitrust Division (the “Antitrust Division”) of the U.S. Department of Justice (the “DOJ”) and the Competition Directorate of the European Commission (the “EC”).

As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, on January 15, 2003, SNTG entered into an Amnesty Agreement (the “Amnesty Agreement”) with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S. subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

On February 6, 2004, the Company filed a civil action against the DOJ in the U.S. District Court for the Eastern District of Pennsylvania (the “District Court”) to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Amnesty Agreement’s bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company’s amnesty. On January 14, 2005 the District Court entered a judgment in the Company’s favor and enforced the Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005, District Court order.

On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court’s ruling for further proceedings. The panel’s decision did not address the merits of the Company’s arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds.

On March 28, 2006, the Company filed a petition for rehearing en banc in which it sought to have the appeal reconsidered by the entire Third Circuit. The petition was denied on June 30, 2006.

The Company then filed a petition for certiorari to the U.S. Supreme Court and a motion to recall and stay the mandate of the Third Circuit. On August 21, 2006, the U.S. Supreme Court denied the Company’s motion to recall and stay the mandate of the Third Circuit and on October 30, 2006, the U.S. Supreme Court declined to grant certiorari to the Company’s petition.

On August 23, 2006, while the U.S. Supreme Court certiorari petition was still pending, the District Court lifted the injunction against the Company’s prosecution, and on September 6, 2006, the DOJ filed a one-count criminal indictment against the Company and two of its executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the Sherman Antitrust Act.

The Antitrust Division’s prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. On November 22, 2006, each defendant, including the Company, filed separate motions to dismiss the indictment, based on the terms of the Amnesty Agreement.

On January 3, 2007, the DOJ filed an opposition to the motions premised on the “prompt and effective action” arguments, among others. On January 31, 2007, each defendant filed a reply to the DOJ’s opposition. An evidentiary hearing on the motion to dismiss is currently scheduled for May 30, 2007. If the Company’s motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If found guilty, it is possible that the Company could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million. If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are “double the gain” or “double the loss”.

The effect of the indictment being returned by the grand jury against the Company and its officers could, by itself, have a significant impact on the Company’s reputation and its relations with employees, vendors, lenders and other constituencies. If the Company was required to pay substantial fines, the Company cannot assure that it would have sufficient available cash to make such payments.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. In April 2007, the Company received the EC’s Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. The Company continues to cooperate with the EC in this matter. The Company understands that SNTG currently remains in the EC’s Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company depends on the EC’s satisfaction that going forward, the Company is meeting any obligations it may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company has not complied or is not fully complying with the terms and conditions of the Immunity Program. If this were to happen, the Company could be partly or fully removed from the Immunity Program and subject to substantial and material fines and penalties.

Because of the ongoing litigation with the Antitrust Division with respect to the Company’s Amnesty Agreement, including the Company’s prior success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

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

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Korea Fair Trade Commission (“KFTC”) notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had “ceased deliberations” in its investigation. Based on an evaluation by the Company’s counsel in this matter, the Company understands this letter to constitute formal notice that the KFTC has voted to close its investigation. The Company further understands that the KFTC has the authority to reopen the investigation.

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company’s tank container business, organized as a separate line of business from the Company’s parcel tanker business.

The Company has informed the DOJ that it is committed to cooperating in this matter and between 2004 and 2006, the Company worked to comply with the Staff subpoena and has provided documents on a rolling basis to the Antitrust Division. The Antitrust Division has called witnesses from the Company before the tank containers grand jury in this matter.

Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, the possible interplay of the tank container investigation with the pending Amnesty Agreement litigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the Antitrust Division investigation in the accompanying consolidated financial statements. It is possible that the Company, its current or former directors, officers or employees could be subject to criminal prosecution and, if found guilty, imprisonment, substantial fines and penalties. The effect of an indictment being returned by the grand jury against the Company’s tank container division or its directors or officers could, by itself, have a significant impact on the Company’s reputation and its relations with employees, vendors, lenders and other constituencies. Consequently, the outcome of this investigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

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

Oslo Børs Inquiry

On July 5, 2006, the Company received an inquiry letter from Oslo Børs ASA (the Oslo Stock Exchange). The inquiry letter sought information regarding the status of the Company’s participation in the DOJ’s Corporate Leniency Program in connection with a letter delivered by the Antitrust Division’s Philadelphia field office on April 8, 2003, and a letter delivered by the DOJ on March 2, 2004, and SNSA’s disclosures related thereto. The Company fully cooperated with this inquiry letter. On September 15, 2006, Oslo Børs informed the Company that it was not pursuing further the issues raised by its inquiry letter.

U.S. Securities and Exchange Commission Informal Inquiry

On July 12, 2006, the Company received notice of an informal inquiry by the U.S. Securities and Exchange Commission (“SEC”). The inquiry requested documents and information relating to the material weaknesses in internal financial controls disclosed in SNSA’s Annual Report on Form 20-F for

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

the fiscal year ended November 30, 2005, including its stock option grants and practices, and communications with antitrust regulators in the U.S. and Europe.

The Company is cooperating with the SEC and continues to provide responsive documents. The SEC’s inquiry is still ongoing. Because of the inherent unpredictability of the outcome of SEC inquiries and investigations, the Company is unable to determine whether or not an unfavorable outcome is probable, and is unable to estimate a range of possible losses.

It is possible that this inquiry could lead to a formal investigation, the outcome of which could result in substantial and material fines and penalties. Consequently, the outcome of the SEC’s inquiry could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2006, there were seven putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, three of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations.

The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company’s competitors, such as Odfjell, Jo Tankers and Tokyo Marine.

Of the three putative class action lawsuits that have been dismissed or settled in 2006, the following action was voluntarily dismissed by the plaintiffs against all of the defendants:

•       KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co. Ltd., and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) (“KP Chemical”).

On November 21, 2006, however, KP Chemical attempted to reinstate its claims against the Company in its individual capacity (rather than as a class representative) by presenting the Company with a demand for opt-out arbitration. The matter is now in confidential arbitration proceedings.

The plaintiff in the following putative class action never served the Company with its complaint; accordingly, the complaint was eventually dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

•       Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co. Ltd., 3:04-cv-00318-AWT (D. Conn.).

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

In addition to the two dismissals described above, the Company has settled the following action without incurring material cost or expense:

•       JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03 CV 348 (DJS) (D. Conn.) (“JLM”).

In connection with the settlement, the Company obtained a release of claims.

As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts, or in arbitration proceedings:

1.                Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co. Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”);

2.                Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”);

3.                Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, H-03-3385 (S.D. Tex.) (“Fleurchem”); and

4.                AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA; Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, 2:03-CV-5002 (E.D. Pa.) ( “AnimalFeeds” ).

In three of these antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them. In the other remaining class action lawsuit, AnimalFeeds, customers claim that, as a result of defendants’ alleged collusive conduct, they paid higher prices under their contracts with the defendants.

State Court Indirect Purchaser Antitrust Actions: Sutton and Brock.   The Sutton and Brock actions are currently pending in U.S. state courts. The Brock action has been stayed by agreement of the parties. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

Multidistrict Litigation (MDL) in the U.S. District Court for the District of Connecticut.   On the Company’s motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation (“MDL”) proceeding in the U.S. District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation.”

As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem’s claims and is engaging in discovery on the arbitration issue.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

As to AnimalFeeds, the U.S. District Court for the District of Connecticut is requiring all similarly situated direct purchaser plaintiffs, including AnimalFeeds, to proceed in arbitration rather than in federal district court. The Company proceeded to arbitrate with AnimalFeeds before a five-member tribunal (“New York Arbitral Tribunal”).

The parties agreed to divide the proceedings into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavorable ruling from the New York Arbitral Tribunal, the U.S. District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties’ arbitration clauses. Accordingly, the court held AnimalFeeds may only arbitrate its individual claims.

AnimalFeeds has appealed this decision to the U.S. Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal has stayed proceedings in the arbitration.

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

Direct Purchaser Opt-Out Plaintiff Antitrust Civil Litigation and Arbitration

In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits that were filed in the U.S. federal courts by plaintiffs who had elected to opt out of the putative class actions. The principal plaintiffs in these actions were direct purchasers of the Company’s parcel tanker services. The cases were as follows:

1.                The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01920 (D. Conn.);

2.                Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01919 (D. Conn.);

3.                Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co. Ltd., 3:04-CV-923 (D. Conn.); and

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

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc., Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

These four lawsuits made allegations similar to the putative class actions and sought the same type of damages under the Sherman Antitrust Act as sought by the purported class actions.

In effect, the opt-out plaintiffs asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions. All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, each has dismissed its lawsuit against the Company.

Consolidated Opt-Out Antitrust Arbitration Proceeding.   Nine other customers pursued similar antitrust claims against the Company in a consolidated opt-out arbitration proceeding. The Company has entered into confidential settlements with all claimants who filed demands in the consolidated opt-out arbitration.

Additional Opt-Out Arbitration Claimants.   Since the consolidated arbitration proceeding began, several other parcel tanker customers of the Company have come forward and presented formal arbitration demands. Two have entered into confidential commercial agreements, and the Company is engaged in settlement discussions with others. In connection with a final opt-out arbitration demand, brought by Transammonia Inc., the parties have cross-moved before the U.S. District Court for the Southern District of New York to appoint an arbitration panel chair following the failure of the party-appointed arbitrators to agree. Transammonia’s claim is brought in an individual capacity.

In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. Given the volume of commerce involved in the Company’s parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject the Company to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act.

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

Customer Settlements

The Company has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company’s contracts with the relevant customers. In some cases, the Company has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer.

The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under agreements, agreements in principle and offers made and unrecognized as of November 30, 2006, is approximately $8 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2006. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates.

The Company has made provisions against operating revenue totaling $21.9 million in 2006, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. (“O.N.E.”), a former competitor of SNTG, filed an antitrust lawsuit against the Company in the U.S. District Court for the Eastern District of Louisiana alleging claims under state and federal laws.

The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business. This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On July 5, 2006, the Company filed a motion to dismiss the complaint. O.N.E. has dropped its Louisiana state court claims as time-barred. The Company currently awaits the court’s ruling on the motion to dismiss. Initial discovery has commenced.

In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the accompanying consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

Securities Litigation

In March 2003, an individual claiming to have purchased the Company’s American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs’ counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O’Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants.

The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depository Receipts (“ADR’s”) from May 31, 2000, through February 20, 2003 … and all U.S. located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934”.

The complaint claims that the Company “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts...”

The consolidated complaint asserted that the Company’s failure to disclose such alleged behavior, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for the Company’s securities by making it appear that the Company was “immune to an economic downturn that was afflicting the rest of the shipping industry” and “misleading them to believe that the Companies’ earnings came from legitimate transactions”.

The Company has sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs’ scheme liability claims against all defendants in the case but the other claims have not been dismissed.

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

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing “illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct”. The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Legal Proceedings (Continued)

allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

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

The Company immediately took an interlocutory appeal, and the Company’s petition for review by the Connecticut state Supreme Court was denied in April 2005.

The O’Brien action is still in the early stages of discovery. The Company intends to continue to vigorously defend itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

It is possible that the outcome of this litigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

General

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those matters will have a material adverse effect on its business or financial condition.

The ultimate outcome of governmental and third-party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on the Company’s financial condition, cash flows and results of operations. The Company’s operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedure.

Legal Fees

In connection with the foregoing investigations and legal proceedings, the Company has incurred significant legal fees and costs. SNSA incurred legal fees and costs of $42.0 million in 2006, $30.2 million in 2005, and $20.1 million in 2004, which are included in “Administrative and general expenses” in the consolidated statements of operations. SNSA expects that it will continue to incur significant fees and costs until these matters are resolved.

Due to the uncertainty over the resolution of the matters described above, as of November 30, 2006, SNSA had not established any reserves for legal fees and costs related to these proceedings.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Discontinued Operations

On January 13, 2005, the Company sold 79,414,260 Common shares of Stolt Offshore S.A. (“SOSA”), representing all of its remaining ownership interest. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. The Company reported a net gain on the sale of $355.9 million from this transaction. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company has reclassified its previously issued consolidated financial statements to reflect SOSA as discontinued operations. SOSA was renamed Acergy S.A. on August 31, 2006.

As of December 1, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA resulting in the inclusion of SOSA’s financial statements in the consolidated financial statements net of minority interest.

On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to qualifying investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million.

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

The above transactions reduced the Company’s economic and voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004.

The equity method of accounting has been applied for the Company’s remaining investment in SOSA subsequent to deconsolidation. In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA’s share of SOSA’s equity immediately after the private placement over SNSA’s investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA’s sale of two million SOSA Common shares in the first quarter of 2004.

The following table summarizes the results of operations for the discontinued operations:

	For the years ended November 30,
	2004	2003
	(in millions)
Operating revenue	$276	$1,482
Operating expenses	(267)	(1,590)
Gross profit (loss)	9	(108)
Impairment of fixed assets	—	(177)
Other expenses, net	(27)	(133)
Minority interest	7	153
Equity in income of SOSA	9	—
Loss from discontinued operations	$(2)	$(265)

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Discontinued Operations (Continued)

SNSA also recorded equity in net income of SOSA until January 13, 2005, of $1.1 million in the year ended November 30, 2005.

Other Arrangements and Transactions with SOSA

SOSA and SNSA had developed a number of arrangements and engaged in various transactions as affiliated companies. All material arrangements with SOSA were reviewed by the SNSA Audit Committee. Previous material agreements are described below:

Corporate Services Agreement

Pursuant to a Corporate Services Agreement, SNSA supplied, through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees are included as a component of administrative and general expenses in the consolidated statements of operations. In connection with the sale of all of the Company’s remaining ownership interest in SOSA in January 2005, the existing Corporate Services Agreement was terminated, although, minimal charges are still incurred by SOSA. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005, and fiscal year 2004 respectively.

Other Administrative Service Charges

SNSA provided various services to SOSA, including insurance, payroll administration and information technology and received a fee for these services.

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

The table below sets out charges and payments to SOSA and its subsidiaries for the year ended November 30, 2006 and 2005, respectively:

	2006	2005	2004
	(in millions)	(in millions)	(in millions)
Corporate services agreement charges from SNSA to SOSA	$0.2	$0.3	$2.6
Interest and guarantee fee charges from SNSA to SOSA	—	—	1.1
Insurance premium payable by SOSA to captive insurance company	—	—	9.6
Insurance payments by captive insurance company to SOSA	—	—	(13.2)
Other administrative service charges (receipts) from SNSA to SOSA	0.4	2.9	(0.7)
Total	$0.6	$3.2	$(0.6)

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Discontinued Operations (Continued)

Short-term payables due to SNSA of $1.7 million as of November 30, 2004, related primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges.

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

The $50 million was added to the Company’s investment in SOSA, and is included in “Investment in and Advances to Discontinued Operations”, which amounted to $133.4 million as of November 30, 2004. The Company sold its entire investment in SOSA on January 13, 2005.

26.   Subsequent Events

Sale of Southern bluefin tuna

On December 18, 2006, SNSA’s wholly-owned subsidiary, SSF, completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (approximately $70.0 million at prevailing exchange rates). SNSA recognized a gain of approximately $44.3 million on the transaction in its first quarter of 2007. Operating revenue for the Southern bluefin tuna business in 2006 was approximately $11.0 million.

Daxie Joint Venture

SNSA announced on December 21, 2006, that through a wholly-owned subsidiary, it had signed a joint venture agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a new chemical and oil products terminal on Daxie Island, China. Stolthaven and CITIC Daxie Development Co. will each own 50% of the newly formed joint venture company, Stolthaven Ningbo Ltd.

The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 204,000 cubic meters at a total estimated investment of $44 million. Stolthaven’s share of the initial investment is $22 million. The terminal is expected to be operational in 2008.

Acquisition of Sturgeon and Caviar business

On December 21, 2006, the Company announced that through its wholly-owned subsidiary, SSF, it acquired a 75% equity stake in the sturgeon and caviar business, Sterling Caviar LLC, (“Sterling Caviar”) from Marine Harvest.

The total purchase consideration was approximately $3.8 million and the assumption of loans of $1.3 million, which represents the existing book value of the operations. Sterling Caviar will be consolidated in SNSA’s financial statements from the first quarter 2007. Sterling Caviar is based in Sacramento, California.

STOLT-NIELSEN S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Subsequent Events (Continued)

Sale of Marine Harvest

SNSA announced on December 29, 2006, that it had completed the sale of its 25% shareholding in Marine Harvest to Geveran, (which in turn contributed the business to Pan Fish ASA) after the approval of the transaction from U.K. and French competition authorities.

SNSA recorded a gain of $21.8 million on this transaction in the first quarter of 2007 based upon the value of its investment in Marine Harvest.

Completion of the Share Repurchase Program

SNSA announced on December 1, 2006, that it had completed the repurchase program first announced on August 25, 2005, authorizing the Company to purchase up to $200 million worth of its Common shares or related American depository shares. The total amount of shares repurchased under this program was 6,852,240.

Purchase of Multitank Iberia

In March 2007, the Company completed the purchase of the Liberian flagged vessel Multitank Iberia of approximately 3,716 gross registered tons, from CGT Chemikalien Gastransport GmbH and Co. Kg of Elsfeth, Germany for $14.9 million. The Multitank Iberia, which was renamed Stolt Razorbill, is a double hull, 5,797 dwt parcel tanker built in 1995 and will be used in the Company’s Inter-European service.

SLS Shipbuilding Co. Ltd

In April 2007, the Company exercised its options for four 43,000 dwt parcel tankers from SLS. The aggregate price for the 4 ships is expected to be approximately $338.0 million, with deliveries scheduled to take place in 2011 and 2012. The SLS newbuildings will have a combination of 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that SNTG announced ordering in October 2006.

Nasdaq Delisting

The Company’s Common shares trade in the form of American Depositary Shares (“ADS”) (each ADS representing one Common share) in the U.S. on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt program.

The Company also announced its intention to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so. The Company will maintain its listing in Norway on the Oslo Børs.